Form 20-F
period 2002-12-31
AGNICO EAGLE MINES LTD
filed 2003-05-20
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2002

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from                          TO
   Commission file number: 1-13422

AGNICO-EAGLE MINES LIMITED (Exact name of Registrants Specified in its Charter)
Not Applicable (Translation of Registrant's Name or Organization)
Ontario, Canada (Jurisdiction of Incorporation or Organization)
145 King Street East, Suite 500 Toronto, Ontario, M5C 2Y7 (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares without par value (Title of Class)	The Toronto Stock Exchange and the New York Stock Exchange (Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Share Purchase Warrants (Title of Class)	The Toronto Stock Exchange and the Nasdaq National Market (Name of exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

Convertible Subordinated Debentures due 2012 (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

83,636,861 Common Shares as of December 31, 2002

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                   No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                   Item 18 ☒

*
Omitted pursuant to General Instruction E(b) of Form 20-F.

**
Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

PRELIMINARY NOTE

        Exhibit 99C:    Attached hereto as Exhibit 99C is the Registrant's 2002 Annual Report containing information incorporated by reference in answer or partial answer to certain items of this Form 20-F including consolidated financial statements as at and for the years ended December 31, 2002 and 2001, and the related notes, together with the auditors' report thereon and the management's discussion and analysis of operations and financial condition for the year ended December 31, 2002.

        Exhibit 99D:    Attached hereto as Exhibit 99D is the Registrant's Notice of Annual Meeting of Shareholders and Management Information Circular dated April 23, 2003, used in connection with the annual meeting of shareholders to be held on June 19, 2003 containing information incorporated by reference in answer or partial answer to certain items of this Form 20-F.

        Currencies:    The Registrant presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F (and in Exhibit 99C) are stated in United States dollars (US dollars or US$), except where otherwise indicated. All dollar amounts in Exhibit 99D are stated in Canadian dollars, except where otherwise indicated. Prior to January 1, 1999, the Registrant's financial statements were expressed in Canadian dollars (C$). As a result of increased business activities denominated in US dollars, substantially all of the Registrant's revenue from mining operations denominated in US dollars, and the Registrant's substantial United States shareholder base, the US dollar has been adopted as the unit of measurement of the Registrant's operations. See "Item 3: Key Information — Selected Financial Information — Currency Exchange Rates" for a history of exchange rates of Canadian dollars into US dollars.

        Generally Accepted Accounting Principles:    Effective January 1, 2002, the Registrant changed its primary basis of financial reporting from Canadian generally accepted accounting principles ("Canadian GAAP") to United States generally accepted accounting principles ("US GAAP") due to its substantial US shareholder base and to maintain comparability with other gold mining companies. All references to financial results herein are to those calculated under US GAAP. Financial statements under Canadian GAAP are prepared and distributed to shareholders for statutory reporting purposes.

        Forward-Looking Information:    Certain statements in this Form 20-F and the documents incorporated herein by reference as Exhibits A and B constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and other metals produced by the Registrant; industry capacity; the ability of the Registrant to implement its business strategy; and changes in, or the failure to comply with, government regulations (especially safety and environmental laws and regulations). See also "Item 3: Key Information — Risk Factors", under the subheadings "Recent Losses", "Metal Price Volatility", "Dependence on the LaRonde Division", "Uncertainty of Production Estimates", "Cost of Exploration and Development Programs", "Total Cash Operating Costs of Gold Production at the LaRonde Mine", "Restrictions in the Bank Credit Facility", "Competition for and Scarcity of Mineral Lands", "Risk of Acquisitions", "Uncertainty of Mineral Reserve and Mineral Resource Estimates", "Mining Risks and Insurance", "Laws and Regulations", "Currency Fluctuations", and "Interest Rate Fluctuations".

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3.    KEY INFORMATION

Selected Financial Data

        The following selected financial data for each of the years in the five-year period ended December 31, 2002 are derived from the consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") audited by Ernst & Young LLP. The selected financial data should be read in conjunction with management's discussion and analysis of the Company's operations and financial condition, the consolidated financial statements and accompanying notes in Exhibit 99C to this Form 20-F and other financial information included elsewhere in this Form 20-F.

	Year ended December 31,
	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)
	(in thousands of US dollars, US GAAP basis)
Income Statement Data
Revenues from mining operations(2)	$108,027	$96,043	$63,676	$23,392	$43,201
Interest and sundry income	1,943	5,752	2,145	(5,519)	3,084

	109,970	101,795	65,821	17,873	46,285
Production costs(2)	75,969	67,009	49,997	28,447	34,535
Exploration expense	3,766	6,391	3,213	3,838	2,371
Amortization	12,998	12,658	9,220	4,479	6,171
General and administrative	5,530	4,461	4,223	4,044	3,590
Capital taxes	829	1,551	1,301	1,192	1,197
Interest	7,341	12,917	5,920	5,583	5,255
Foreign exchange (gain) loss	(1,074)	(336)	890	1,401	8,425
Write down of mining properties and other(3)	—	—	—	974	—

Income (loss) before income and mining taxes (recoveries)	4,611	(2,856)	(8,943)	(32,085)	(15,259)
Income and mining taxes (recoveries)	588	2,862	(3,906)	(13,016)	(4,766)

Income before cumulative catch-up adjustment	4,023	(5,718)	(5,037)	(19,069)	(10,493)
Cumulative catch-up adjustment relating to revenue recognition	—	—	(1,831)	—	—

Net income (loss)	$4,023	$(5,718)	$(6,868)	$(19,069)	$(10,493)

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	$0.06	$(0.09)	$(0.09)	$(0.36)	$(0.21)

Net income (loss) per share — basic and diluted	$0.06	$(0.09)	$(0.12)	$(0.36)	$(0.21)

Weighted average number of shares outstanding — basic	70,821,081	61,333,630	54,446,693	53,331,268	50,005,113
Weighted average number of shares outstanding — diluted	71,631,263	61,333,630	54,446,693	53,331,268	50,005,113
Total common shares outstanding	83,636,861	67,722,853	56,139,480	54,216,771	53,211,445
Dividends declared per common share	$0.03	$0.02	$0.02	$0.02	$0.02
Balance Sheet Data (at end of period)
Mining properties (net)	$353,059	$301,221	$281,497	$221,067	$155,235
Total assets	593,807	393,464	364,333	297,015	270,408
Long-term debt(4)	143,750	151,081	186,261	131,458	114,284
Reclamation provision and other liabilities(5)	5,043	4,055	5,567	5,433	4,507
Shareholders' equity(6)	397,693	198,426	124,361	128,569	128,621

Notes:

(1)
Effective January 1, 1999, the Company changed its reporting and functional currency from Canadian dollars to US dollars. All comparative figures for periods prior to January 1, 1999 have been restated in US dollars using the December 31, 1998 exchange rate of C$1.5333 per US$1.00 (see "Summary of Significant Accounting Policies — Foreign currency translation" included in the consolidated financial statements on page 41 of Exhibit 99C to this Form 20-F).

(2)
Revenues from mining operations consist of gold and by-product zinc, silver and copper revenues, net of smelting, refining and transportation costs. Effective 2000, the Company changed its accounting policy with respect to revenue recognition. As a result of the change, revenue from concentrates is recognized when legal title passes to custom smelters and is valued on an estimated net realizable value basis. Periodic adjustments on the final settlement of concentrates previously sold to smelters are included in revenue as soon as the amount can be reasonably determined. Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver are sold and also included in revenues from mining operations. Prior to this change, the Company recognized revenues from concentrates on a production basis. Under this basis of accounting, revenue was recognized once the ore was extracted and processed at the onsite mill facilities. The accounting change was accounted for as a cumulative catch-up adjustment and resulted in a loss of $1.8 million or $0.03 per share in 2000.

(3)
On August 31, 1999, the Company settled a lawsuit commenced by Noranda Inc. ("Noranda") relating to the acquisition of Dumagami Mines Inc. for $1.3 million (C$1.9 million), of which C$950,000 was paid on signing of settlement documentation and the remaining C$950,000 was paid in August 2000. The lawsuit was dismissed without costs.

(4)
On February 15, 2002, Agnico-Eagle issued $143.8 million aggregate principal amount of 4.5% convertible subordinated debentures due February 15, 2012 (the "Convertible Debentures") for net proceeds of $138.5 million after deducting underwriting commissions of $4.3 million. Other costs of issuing the debentures totalled $1.0 million. The debentures bear interest of 4.50% per annum on the principal amount payable in cash semi-annually. The debentures are convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradable common shares.

On February 15, 2002, the entire amount of the Company's senior convertible notes due January 27, 2004 (the "Senior Notes") was called for redemption.

For the year ended December 31, 2002, interest expense on the Company's revolving credit facility was $7.3 million (2001 — $12.9 million; 2000 — $5.9 million; 1999 — $4.2 million; 1998 — $4.5 million) and cash interest payments were $24.4 million (2001 — $10.4 million; 2000 — $4.4 million; 1999 — $4.4 million; 1998 — $4.2 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Senior Notes. See Note 4(b) to the consolidated financial statements on page 48 of Exhibit 99C to this Form 20-F.

(5)
Estimated future reclamation costs are based primarily on legal, environmental and regulatory requirements. The cost of Agnico-Eagle's active mining operations is accrued, on an undiscounted basis, as a production cost, on a unit-of-production method based on the proven and probable ore reserves. Future reclamation costs for the Company's inactive mines are accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in income in the period an estimate is revised.

Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 ("FAS 143") relating to asset retirement obligations. FAS 143 applies to legal obligations resulting from the construction, development and operation of long-lived assets such as mining assets. The new standard requires companies to recognize the present value of mine reclamation costs as a liability in the period the legal obligation is incurred. The Company estimated the final reclamation provision taking into account current circumstances such as projected mine life at the end of 2002 and throughput of 7,000 tons-per-day. Subsequent revisions to the final reclamation estimate could result from legislative changes or changes in the underlying assumptions — such as life-of-mine.

The initial adoption of FAS 143 negatively affected income in the first quarter of 2003 as the Company recorded a $1.7 million (net of tax) non-cash charge representing the cumulative effect of adopting this standard. On an annual basis, the Company expects that the impact of adopting this standard will not be materially different from the current practice of accruing reclamation costs.

(6)
For each period ending December 31, 2000 or earlier, these amounts are net of the common shares of the Company held by Mentor Exploration and Development Co., Limited ("Mentor"), a former associate of the Company, which for accounting purposes, was treated as a subsidiary and was consolidated into the Company's financial statements. In October 2001, pursuant to a plan of arrangement, the Company amalgamated with Mentor and issued 369,948 common shares pursuant to that plan.

In 2001, the Company completed a public offering of 10,350,000 common shares for net proceeds of $76.2 million after deducting share issue costs of $5.6 million.

In 2002, the Company completed a public offering of 13,800,000 units, each unit consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting issue costs of $9.1 million. Each whole share purchase warrant ("Share Purchase Warrant") entitles the holder to acquire one common share for a price of $19 at any time on or prior to November 14, 2007. If all outstanding Share Purchase Warrants are exercised, the Company would be required to issue an additional 6,900,000 common shares. See Note 6(c) to the consolidated financial statements on page 51 of Exhibit 99C to this Form 20-F. In 2002, the Company issued 40,161 common shares (2001 — 200,000; 2000 — 475,000) under a flow-through share private placement for proceeds of $0.6 million (2001 — $2.5 million; 2000 — $3.6 million) net of share issue costs. See Note 6(b) to the consolidated financial statements on page 51 of Exhibit 99C to this Form 20-F. In 2001, the Company completed a public offering of 10,350,000 common shares at $7.90 per common share for net proceeds of $76.2 million. See Note 6(c) to the consolidated financial statements on page 51 of Exhibit 99C to this Form 20-F.

Currency Exchange Rates

        All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. The following tables present, in Canadian dollars, the exchange rates for the US dollar, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On April 23, 2003, the Noon Buying Rate was US$1.00 equals C$1.4512.

	Year Ended December 31,
	2002	2001	2000	1999	1998
High	1.6128	1.6023	1.5592	1.5302	1.5770
Low	1.5108	1.4933	1.4350	1.4440	1.4075
End of Period	1.5800	1.5925	1.4995	1.4440	1.5375
Average	1.5704	1.5519	1.4855	1.4828	1.4894
	2003			2002
	March	February	January	December	November	October
High	1.4905	1.5315	1.5750	1.5800	1.5903	1.5943
Low	1.4659	1.4880	1.5220	1.5478	1.5528	1.5607
End of Period	1.4695	1.4880	1.5286	1.5800	1.5658	1.5610
Average	1.4761	1.5121	1.5414	1.5592	1.5715	1.5780

Risk Factors

Recent Losses

        Although the Company reported net income for the year ended December 31, 2002, it incurred net losses in the five preceding years and for the first quarter of 2003. For a discussion of the factors contributing to the net income of the Company, please refer to pages 25 to 35 of Exhibit 99C to this Form 20-F under the caption "Management's Discussion and Analysis of the Company's Operations and Financial Condition". The Company's profitability depends on the price of gold, gold production, total cash operating costs, the prices and production levels of by-product zinc, silver and copper and other factors discussed in this section of the Form 20-F. Substantially all of these factors are beyond the Company's control and there can be no assurance that the Company will return to profitability in the near future.

Metal Price Volatility

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis, making use of hedging strategies where appropriate to ensure an adequate return to shareholders on new projects. In addition, in accordance with the Company's revolving bank credit facility, the Company has purchased put options to ensure projected revenues from sales of gold are sufficient to reasonably ensure that the Company will be in compliance with the financial and other covenants of the facility. See "Management's Discussion and Analysis of the Company's Operations and Financial Condition — Risk Profile" on pages 31 and 32 of Exhibit 99C to this Form 20-F for more details of the Company's hedging activities. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions, and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total production costs and remains at such a level for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. The prices received for the Company's by-products (zinc, silver and copper) affect the Company's ability to meet its targets for total cash operating cost per ounce of gold produced. By-product prices fluctuate widely and are affected by numerous factors beyond the Company's control.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2002	2001	2000	1999	1998
High price ($ per ounce)	350	293	313	326	313
Low price ($ per ounce)	278	256	264	253	273
Average price received ($ per ounce)	312	273	278	274	296

        On April 23, 2003, the London P.M. Fix was $333.30 per ounce of gold.

        Based on 2003 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from 2002 market average prices are as follows:

Income per share
Gold	0.08
Zinc	0.02
Silver	0.01
Copper	0.02

        Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

Dependence on the LaRonde Division

        The Company's mining and milling operations at the LaRonde Division account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Division could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, the Company's principal development program is the expansion of the LaRonde Division. This program involves the exploration and extraction of ore from new zones and may present new or different challenges for the Company. There can be no assurance that the Company's current exploration and development programs at the LaRonde Division will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

Uncertainty of Production Estimates

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or flooding. As a result of a rock fall that occurred in two production stopes during the first quarter of 2003, the Company's 2003 gold production will be reduced by approximately 20% from the Company's original estimates. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

Cost of Exploration and Development Programs

        The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Total Cash Operating Costs of Gold Production at the LaRonde Mine

        The Company's total cash operating costs to produce an ounce of gold are dependent on a number of factors, including primarily the prices and production levels of by-product zinc, silver and copper, the revenue from which is offset against the cost of gold production, the US dollar/Canadian dollar exchange rate, smelting and refining charges and the net profit royalty on metal production from the adjacent El Coco Property, which is affected by all of these factors and the gold price. As these factors are beyond the Company's control, there can be no assurance that the Company will continue to maintain its status as a low total cash operating cost gold producer.

        Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

Restrictions in the Bank Credit Facility

        The Company's $125 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets, make expenditures relating to the LaRonde Mine or the El Coco Property, except as set forth in a mine development plan delivered pursuant to the credit facility and its ability to make expenditures other than those relating to the LaRonde Mine and the El Coco Property. Further, the bank credit facility requires the Company to maintain specified financial ratios and satisfy financial condition tests. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts outstanding, if an event of default under the bank credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine and the El Coco Property. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

Competition for and Scarcity of Mineral Lands

        Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Risks of Acquisitions

        The Company has recently begun to evaluate opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to increased risk of leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is not currently permitted under the terms of its bank credit facility to raise additional debt financing without the consent of a majority of the lenders. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Uncertainty of Mineral Reserve and Mineral Resource Estimates

        The figures for proven and probable mineral reserves and mineral resource presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resource. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $300 per ounce gold price. While gold prices were generally above $300 per ounce in 2002, for the previous four years the market price of gold has been, on average, below $300 per ounce. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Mining Risks and Insurance

        The business of gold mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities which exceed policy limits. In such case, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

Laws and Regulations

        The Company's mining operations and exploration activities are subject to extensive Canadian federal and provincial, United States federal and state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

        In July 2002, the Company paid a C$5,046 fine in respect of a notice of infraction issued by the Quebec Ministry of the Environment under the Loi sur la qualité de l'environnement with respect to a toxic effluent at the LaRonde Division. The Company has taken measures to prevent the discharge of toxic effluent, including the installation of on-site water treatment systems, the last of which is expected to be completed in the fourth quarter of 2003. In the meantime, the Company is storing the water used at the LaRonde Division that is not recycled on site for future treatment. Although the costs of treatment have not yet been finally determined, the Company believes that such costs will not have a material effect on the Company's results of operations.

        In January 2003, the Company received a notice of infraction from the Quebec Ministry of the Environment in connection with a controlled discharge of water of excess toxicity, which was carried out over a three-month period in the summer of 2002. The purpose of the discharge was to establish favourable construction conditions for the increase of tailing pond capacity in the autumn of 2002. The Ministry of the Environment was aware of the Company's proposed discharge, but nonetheless issued a notice of infraction. No fine was payable in respect of the notice of infraction, however the notice requested production of a report detailing the causes of algae proliferation at the LaRonde Mine.

        Under mine closure plans originally submitted to the Minister of Natural Resources in Quebec in 1996, the estimated current reclamation costs for the LaRonde Division and Joutel are approximately $15 million and $0.9 million, respectively. The reclamation plan for the LaRonde Division, updated for the expansion to 7,000 tons of ore treated per day, was approved by the Minster of Natural Resources on March 24, 2003. The reclamation plan for Joutel is subject to approval by the Minister of Natural Resources and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with attendant higher costs. In addition, the Minister of Natural Resources may require that the Company provide financial assurances to support such plans. At December 31, 2002, the Company had a total reclamation provision, net of amounts receivable from other properties, of $2.1 million, with $1.8 million allocated for the LaRonde Division and $0.9 million allocated for Joutel.

        Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. On this basis, the Company recorded its annual reclamation provision for the LaRonde Division at approximately $5 per ounce of gold produced. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. (See Note 5 to the table under the caption "Item 3 Key Information — Selected Financial Information" for an explanation of the new standard.) The application of the new provisions resulted in the Company recording a one-time, net of tax, non-cash charge of $1.7 million on January 1, 2003 reflecting the cumulative effect of adopting this standard. On March 31, 2003, the Company's asset retirement obligation relating to the LaRonde Division was $5.6 million.

Currency Fluctuations

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 1998 to December 31, 2002, the Noon Buying Rate fluctuated from a high of C$1.6128 to a low of C$1.4350. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2003 after-tax operating results, a 10% change in the average annual US dollar/Canadian dollar exchange rate would affect net income by approximately $0.06 per share. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Company's foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Interest Rate Fluctuations

        Fluctuations in interest rates can affect the Company's results of operations and cash flows. The Company's convertible subordinated debentures due 2012 are at a fixed rate of interest; however both its bank debt and cash balances are subject to variable interest rates.

Potential Unenforceability of Civil Liabilities and Judgments

        The Company is incorporated under the laws of the Province of Ontario, Canada. All but one of the Company's directors and officers and certain of the experts named in this Form 20-F are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. It may also be difficult for shareholders to enforce a judgment of a United States court in Canada or to succeed in a lawsuit in Canada based only on United States securities laws.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec and exploration and development activities in Canada and the western United States. The Company's operating history includes almost three decades of continuous gold production primarily from underground operations. Since its formation in 1972, the Company has produced over three million ounces of gold. In 2002, the Company produced approximately 260,183 ounces of gold at total cash operating costs of $182 per ounce. The Company believes that it is one of the low total cash operating cost producers in the North American gold mining industry. In addition, the Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production. However, the Company has purchased put options that will allow it to set a floor price of $260 per ounce on a portion of its gold production over the next five years.

        The Company's principal operating divisions are the LaRonde Division and the Exploration Division. The LaRonde Division consists of the LaRonde Mine and the El Coco Property, both of which are 100% owned and operated by the Company. The LaRonde Mine, with its single production shaft (the "Penna Shaft"), currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Division has produced over 2.1 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 7,380 feet, which the Company believes makes it the deepest single-lift shaft in the Western Hemisphere. Production was expanded at the LaRonde Mine to 7,000 tons of ore treated per day in October 2002. An extensive surface and underground exploratory drilling program to delineate additional mineral reserve began in 1990 and is continuing. The program successfully outlined several ore zones and a large mineral resource to the east of what was, at the time, the main production shaft. As at December 31, 2002, the LaRonde Division had established proven and probable mineral reserves of approximately 4.0 million ounces of contained gold, a total mineral reserve and indicated mineral resource base of approximately 4.1 million ounces of gold and an inferred mineral resource of 4.0 million ounces of gold.

        The Company's strategy is to focus on the continued exploration, development and expansion in the region of the LaRonde Mine with a view to increasing annual gold production and gold mineral reserve and to pursue opportunities for growth in gold production and gold reserves through the acquisition of advanced exploration properties, development properties, producing properties and other mining businesses. Expenditures on the expansion of the LaRonde Mine and surrounding region in the last three fiscal years were $166.1 million, of which $61.4 million was spent in 2002. Proposed 2003 expenditures on the LaRonde expansion are estimated to be $36 million. The financing for these expenditures is expected to be from internally generated cash flow from operations and from the Company's existing cash balances. Depending on the success of the exploration programs at this and other properties, the Company may be required to make additional capital expenditures for exploration, development and preproduction. In addition, the Company continuously evaluates opportunities to make strategic acquisitions, although it has no present commitments or agreements with respect to any material acquisitions.

        The Company, through its Exploration Division and its subsidiary company, Sudbury Contact Mines Limited ("Sudbury Contact"), focuses its exploration activities primarily on the identification of new mineral reserve and development opportunities in the proven producing regions of Canada and the western United States, with a particular emphasis on northwestern Quebec and Nevada. The Company currently directly manages exploration on 45 properties in central and eastern Canada while Sudbury Contact manages an additional 26 properties in Ontario, Quebec, Newfoundland, Nevada and Idaho. In addition, the Company continuously evaluates opportunities to make strategic acquisitions, although it has no present commitments or agreements with respect to any material acquisitions.

        The Company was formed by articles of amalgamation under the laws of the Province of Ontario on June 1, 1972 as a result of the amalgamation of Agnico Mines Limited ("Agnico Mines") and Eagle Gold Mines Limited ("Eagle"). Agnico Mines was incorporated under the laws of the Province of Ontario on January 21, 1953 under the name "Cobalt Consolidated Mining Corporation Limited". Eagle was incorporated under the laws of the Province of Ontario on August 14, 1945. The Company's executive and registered office is located at Suite 500, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this Form 20-F.

        On December 19, 1989, Agnico-Eagle acquired the remaining 57% interest in Dumagami Mines Limited not already owned by it, as a consequence of the amalgamation of Dumagami Mines Limited with a wholly-owned subsidiary of Agnico-Eagle, to continue as one company under the name Dumagami Mines Inc. ("Dumagami"). On December 29, 1992, Dumagami transferred all of its property and assets, including the LaRonde Mine, to Agnico-Eagle and was subsequently dissolved. On December 8, 1993, the Company acquired the remaining 46.3% interest in Goldex Mines Limited not already owned by it, as a consequence of the amalgamation of Goldex Mines Limited with a wholly-owned subsidiary of the Company, to continue as one company under the name Goldex Mines Limited. On January 1, 1996, the Company amalgamated with two wholly-owned subsidiaries, including Goldex Mines Limited.

        In October 2001, pursuant to a plan of arrangement, the Company amalgamated with an associated corporation, Mentor Exploration and Development Co., Limited ("Mentor"). In connection with the arrangement, the Company issued 369,348 common shares in consideration for the acquisition of all of the issued and outstanding shares of Mentor that it did not already own.

        Effective February 11, 1999, two subsidiaries of the Company, Sudbury Contact Mines, Limited and Silver Century Explorations Ltd. ("Silver Century") amalgamated pursuant to a court-approved plan of arrangement to form Sudbury Contact.

        The Company's only significant subsidiary is Sudbury Contact, a public company incorporated under the laws of Ontario and listed on The Toronto Stock Exchange. The Company owns approximately 63.7% of the outstanding common shares of Sudbury Contact.

Business Overview

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        First, the Company and its predecessors have over 35 years of experience and expertise in metals mining, including nearly three decades of continuous gold production. The Company's operations are located entirely in Canada and the western United States, areas that are supportive of the mining industry. These operations are concentrated in areas among North America's principal gold-producing regions.

        Second, the Company believes that it is one of the low total cash operating cost producers in the North American gold mining industry. The Company has been able to improve this position through its dedication to cost-efficient mining operations, the strength of its byproduct revenue and the economies of scale afforded by its large single shaft mine. In addition, the Company believes its highly motivated work force contributes significantly to its low-cost position and continued operational improvements.

        Third, the Company's existing operations at the LaRonde Division provide a sound economic base for additional mineral reserve and production development at the property. Since 1990, an extensive surface and underground exploration program has identified several ore zones at depths ranging from 300 feet to over 9,000 feet below surface, at which point mineralization remains open at depth and to the west. Production from these ore zones began in 1999. Initially, in 2000, production from the Penna Shaft was trucked and hoisted by Shaft #1. Effective October 2000, the Company successfully expanded its operations at the LaRonde Division to 5,000 tons of ore treated per day and in 2001 commenced a further expansion to 7,000 tons of ore treated per day which was completed in October 2002.

        Fourth, the Company's senior management team has an average of 24 years of operating and exploration experience in the mining industry. Management's significant experience has been instrumental in the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Division is expected to benefit the Company's current expansion program in the region.

        The Company believes it can benefit not only from the existing infrastructure at its mines, but also from geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Division to each of its existing and future properties.

        The Company continues to focus its resources and efforts on the exploration, development and expansion of the LaRonde Mine with a view to increasing annual gold production and gold mineral reserve. The Company is conducting an aggressive drilling program at the LaRonde Division to increase its mineral reserve base and transfer mineral resource to the mineral reserve category. In 2002, the Company transferred almost 5.4 million tons of mineral resource to proven and probable mineral reserve, including production replacement. Similarly in 2002, the Company's exploration activities added over 750,000 ounces to proven and probable gold mineral reserve, including replacement of 279,000 ounces of gold mined (before mill recoveries and smelter charges). As a result, the LaRonde Division's current proven and probable mineral reserve and indicated mineral resource base is estimated to contain over 4.1 million ounces of gold, 85 million ounces of silver, 2.8 billion pounds of zinc and 314 million pounds of copper, of which proven and probable mineral reserves are 4.0 million ounces of gold, 84.8 million ounces of silver, 2.8 billion pounds of zinc and 311 million pounds of copper. There is an additional 23.0 million tons of inferred mineral resource containing almost 4.0 million ounces of gold that will be the focus of the resource to reserve conversion program in 2003. The new underground workings at the Penna Shaft will provide a base from which the Company can conduct its drilling program of 178,000 feet in 2003. Capital expenditures at the LaRonde Division in 2003 are expected to be approximately $36 million to complete the expansion of the mill to 7,000 tons-per-day, construction of the new water treatment plant, further definition of underground resource, including the Level 215 drift, construction of underground infrastructure and development of the ore zones accessible from the Penna Shaft required to sustain production at the expanded rate of 7,000 tons-per-day. There can be no assurance that the Company will not revise its anticipated capital expenditure program.

        The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in North America. The Company has recently expanded the focus of its acquisition strategy to include properties in the Americas generally. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company has been able to acquire control of exploration properties at favourable prices. The Company's approach to property acquisition has evolved to include joint ventures and partnerships and the acquisition of producing properties and, more recently, has evolved to include consideration of properties outside of Canada and the United States. The Company is currently considering opportunities to acquire development and producing properties in both North and South America.

        In 2002, the Company experienced delays in stope development at the LaRonde Mine due to the failure of its semi-autogenous (SAG) mill in July which delayed backfill placement; excessive summer heat which necessitated a slower pace of work by the labour force; and delays in ventilation installation at depth. As a result of these delays, mining activity was concentrated in the zinc-silver rich zones in the upper part of Zone 20 North rather than the higher grade gold stopes in Zone 20 North at depth. This re-sequencing of production resulted in lower than anticipated gold production in 2002 and pushed into future years gold production initially scheduled for 2002. The Company has replaced the SAG mill drive and expects to complete the installation of additional cooling systems at depth in the second quarter of 2003.

        In the first quarter of 2003, a rock fall of an estimated 30,000 tons occurred in two production stopes above Level 215 at 7,050 feet below surface during routine operations at the LaRonde Mine. The rock fall did not cause any injuries to employees, damage to equipment or loss of mineral reserves. However, the incident limits the Company's ability to mine in the higher grade areas of the mine. Remedial steps are in progress. The fallen ore has been extracted and the void is backfilled with cemented rock fill. Recovery studies have established that the mining width on four blocks needs to be narrower to establish more quickly the pyramid sequence. Wider blocks will be mined at a later date in the next sequence. The Company estimates that the incident will result in gold production in 2003 being approximately 20% lower than originally planned.

Organizational Structure

        The Company's only significant subsidiary is Sudbury Contact, an Ontario corporation in which Agnico-Eagle has a 63.7% equity and voting interest.

Property, Plant and Equipment

LaRonde Division Property

        The Company's LaRonde Division consists of the LaRonde property and the adjacent El Coco property (collectively the "LaRonde Mine"), both of which are 100% owned and operated by the Company. The LaRonde Division operates under mining leases obtained from the Quebec Ministry of Natural Resources and under certificates of approval granted by the Quebec Ministry of the Environment. The LaRonde property consists of 35 contiguous mining claims and a provincial mining lease (which is automatically renewable annually upon payment of a small fee) totalling approximately 2,785 acres. The El Coco property consists of 22 contiguous mining claims and a mining lease owned by the Company, totalling approximately 888 acres. The El Coco property was acquired from Barrick Gold Corporation in June 1999 and is subject to a 50% net profits interest in future production from approximately 500 meters (1,640 feet) east of the LaRonde property boundary. The remaining 1,500 meters (4,921 feet) is subject to a 4% net smelter return royalty. The LaRonde Mine includes underground operations at both the El Coco and the LaRonde properties, both accessed from the Penna Shaft, a mill, treatment plant, secondary crusher building and related facilities. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property.

        The LaRonde Mine is located approximately 35 miles west of Val d'Or in the Bousquet and Cadillac Townships, Quebec, a region characterized by its availability of experienced mining personnel and accessible by provincial highway. The elevation is 1,106 feet above sea level. All of the LaRonde Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. Water used in the LaRonde Mine's operations is sourced from Lac Preissac, and is transported to the mine site through a surface pipeline. The climate of the region is continental and the average annual rainfall is 25 inches and the average annual snowfall is 125 inches. The average monthly temperatures range from a minimum of –23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year round without interruption due to weather conditions. However, in 2002 high underground temperatures due to extreme summer heat caused delay in development activity in lower portions of the mine.

Mining and Milling Facilities

        The LaRonde Mine was originally developed utilizing a 3,961 foot shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to the 25th Level of Shaft #1 and then continues down to Level 152 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000. Shaft #1 is currently being used as a second escape way and provides services for the Penna Shaft (i.e. ventilation, compressed air, water). A second production shaft (Shaft #2), located 4,000 feet to the east of Shaft #1, was completed in 1994 down to a depth of 1,722 feet and was used to mine Zones #6 and #7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to the 6th Level. A third shaft (Penna Shaft, formerly called Shaft #3) located approximately 1,640 feet to the east of Shaft #1, was completed down to a depth of 7,380 feet in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 7, and 6.

        Four mining methods have historically been used at the LaRonde Mine: open pit for the two surface deposits, sublevel retreat, longitudinal retreat with cemented backfill, and transverse open stoping with both cemented and unconsolidated backfill. The primary source of ore at the LaRonde Mine continues to be from underground mining methods. During 2002, two methods were used: longitudinal retreat with cemented backfill and transverse open stoping with both cemented and unconsolidated backfill. In the underground mine, sublevels are driven at 100 foot and 130 foot intervals, depending on the depth. Stopes are undercut in 45-foot panels. In the longitudinal method, panels are mined in 45-foot sections and backfilled with 100% cemented rock fill or paste fill. In the transverse open stoping method, 50% of the ore is mined in the first pass and filled with cemented rock fill or paste fill from the paste backfill plant completed two years ago located on the surface at the milling facility. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock fill or paste fill.

        Currently, there are three different water treatment facilities at the LaRonde Division. Prior to the water entering the tailings pond system, cyanide is removed at a cyanide destruction facility using a sulphur dioxide (Inco) process. A secondary treatment plant located between the #1 and #2 polishing ponds uses a peroxysilica process to complete the cyanide destruction process. In addition, water with higher than permissible acidity is treated by lime in the mill complex prior to being released to the environment.

        In response to revised Federal mining effluent regulations, the Company is in the process of engineering and procurement relating to the construction of a new water treatment plant that would eliminate tailing effluent toxicity immediately prior to discharge. The new water treatment plant, which will use a biological treatment process, is expected to be commissioned in October 2003 and effluent discharge of non-toxic water is expected to begin in early 2004. In the interim, the Company retains excess water in its tailing pond complex.

        Tailings are stored in tailings ponds covering an area of approximately 293 acres and waste rock is stored in two waste rock piles with a combined volume of approximately 50.4 million cubic feet. The Company holds mining claims to the north-east, to the east and to the south-east of the tailings ponds that would allow expansion of the tailings ponds and the establishment of additional waste disposal areas.

        Surface facilities at the LaRonde Mine include a 7,000 tons of ore treated per day milling complex, which has been expanded three times from the original 2,000 tons of ore treated per day rate. The first expansion to 3,600 tons per day was completed at the beginning of 2000 and the second expansion to 5,000 tons per day was completed at the end of the third quarter of 2001. The expansion to 7,000 tons per day was completed in October 2002. This expansion consisted of additions to the grinding and precious metals circuits and modifications to the copper and zinc flotation circuits. A new ore handling system was completed at the end of 1999. It included a truck dump linked by a new conveyor gallery to a 5,000-ton coarse ore bin. The coarse ore bin feeds a semi-autogenous (SAG) mill that was installed at the end of 1999. Ore from the Penna Shaft is transported to the ore handling facility by 35-ton trucks.

        The milling complex consists of a grinding, gravity, copper flotation, zinc flotation, and a new precious metals recovery circuit and refinery. A copper concentrate containing approximately 75% of the gold and byproduct silver and copper is recovered. The zinc flotation circuit produces a zinc concentrate containing approximately 5% of the gold. The remaining 20% is recovered partly by the gravity circuit (5%) and the precious metals circuit including a new refinery using the Merrill Crowe process (15%) and shipped as doré bars. Both the zinc and copper flotation circuits consist of a series of column and mechanical cells that sequentially increase the zinc and copper quality. In 2002, zinc recoveries averaged 78.4% with peak recoveries exceeding 85%. Concentrate quality has averaged over 53% zinc. Copper recoveries have averaged over 71.5%, however, with peak rates of 81.5%. Concentrate quality averaged 15.2% for the year.

        Since commercial production began in 1988, gold recoveries have averaged over 92%. During 2002, gold recoveries averaged over 93%. During 2002, the mill processed approximately 2.0 million tons of ore, averaging 5,379 tons of ore treated per day and operating over 89% of available time.

Development

        A total of 67,511 feet of development was completed on the LaRonde property during 2002, including 45,750 feet of lateral development and 21,761 feet of vertical development. Currently, ramp development is available from Level 98 down to Level 152, from Level 206 to Level 215 and also from Level 185 to Level 194. The focus of 2002 underground development continued to be the lower part of the mine and the gold/copper portion of Zone 20 North.

Geology and Diamond Drilling

        The gold bearing zones on the LaRonde property are lens-shaped aggregates of disseminated, stringer through to massive, aggregates of coarse pyrite with a copper, zinc and silver content. Presently, ten zones have been identified of which eight are economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also enhanced where closely spaced north-south fractures cut the pyrite lenses.

        These historical relationships are maintained at the Penna Shaft zones. The zinc-silver (i.e. Zone 20 North) mineralization, which is common in the upper Penna shaft area and contains lower gold values, grades into gold-copper mineralization at depth. North-south fractures have been noted in the Penna Shaft underground development along with the associated gold value enhancement.

        The copper mineral that is present at the Penna shaft is chalcopyrite while the predominant zinc mineral is sphalerite.

        On a tonnage basis, the LaRonde Division's combined proven and probable mineral reserve and indicated mineral resource increased 13% to 42.3 million tons, of which 41.7 million tons are mineral reserves, while LaRonde's inferred mineral resource decreased by 8.8 million tons to 23.0 million tons. Including past production, which reached almost 2.2 million ounces of gold in 2002, LaRonde is known to host a total of over 6.2 million gold ounces (and is thought to host an additional 4.0 million gold ounces in the inferred resource category). Most of the increase was due to continued successful exploration results at depth.

        On average, seven drills were in operation during 2002. One drill was devoted to delineation drilling in the upper part of the mine, two to definition drilling on the bottom part of the mine, two to mineral resource to mineral reserve conversion, one to the eastern exploration program, and one drill to the deep exploration program focused at expanding the mineral resource below the shaft bottom.

        A total of 214,000 feet of diamond drilling was completed during the year. Over 70% was targeted at two primary zones, Zone 20 North and Zone 20 South.

        Zone 20 North has developed into what the Company believes is one of the largest gold bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. The following table summarizes Zone 20 North's contribution to the LaRonde Mine's mineral reserve and resource.

	Mineral Reserve and Indicated Mineral Resource	Inferred Mineral Resource
Total LaRonde Property	4.1 million ounces(1)	4.0 million ounces
Zone 20 North	3.6 million ounces (88%)	3.9 million ounces (98%)

Note:

(1)
Of the 4.1 million ounces of combined mineral reserve and indicated mineral resource, 4.0 million ounces is mineral reserve.

        Zone 20 North initially occurs at a depth of 2,700 feet below surface and has been traced down to a depth of 9,900 feet below surface. With increased access on the lower levels of the mine (i.e., Levels 170, 194, 212, 215 and 220), the transformation from a "zinc/silver" ore body to a "gold/copper" deposit continued during the year. Most of the definition drilling was conducted from Levels 194 and 215. Exploration drilling was also conducted from Level 220, the lowest level of the Penna Shaft.

        Zone 20 North can be divided into an upper zinc/silver-enriched zone and a lower gold/copper-enriched zone. The zinc zone has been traced over a vertical distance of 2,600 feet and a horizontal distance of 1,900 feet, with thicknesses approaching 125 feet. The gold zone has been traced over a vertical distance of over 4,400 feet and a horizontal distance of 2,000 feet, with thicknesses varying from 35 feet to 100 feet. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. This is the same historical relationship noted at Shaft #1's Main Zone. At depth, the massive sulphide lens becomes richer in gold and copper. During 2002, 1.1 million tons grading 0.09 per ton ounces of gold, 2.44 per ton ounces of silver, 0.41% copper and 4.06% zinc were mined from Zone 20 North.

        Drilling results in 2002 continued to delineate and increase the size of the zone while demonstrating the transformation from a zinc/silver ore body to a gold deposit at depth. One of the most significant results of the year was obtained from drill hole 3215-22F. The drill hole intersected two intervals of mineralization comprising Zone 20 North at a depth of 9,900 feet and is the westernmost intercept on Zone 20 North. It intersected the following values:

		Interval (ft)
Drill Hole	True Thickness(ft)			Gold(oz/ton) Cut(1.5 oz)
		From:	To:		Silver(oz/ton)	Copper(%)	Zinc(%)
3215-22F (North)	9.2	3,701.7	3,718.5	0.29	0.04	0.01	0.04
3215-22F (South)	16.7	3,897.3	3,926.8	0.22	0.14	low value	0.01

        The value over 16.7 feet (southern intercept) appears to correlate with Zone 20 North. The northern intercept grading 0.29 ounces of gold per ton over 9.2 feet appears to be the indication of a new parallel zone. Previously completed deep drilling has encountered similar mineralization. The two intercepts are separated by approximately 100 feet of altered felsic volcanics.

        The 2002 development and drilling results have indicated the following:

  •
  Thicknesses at depth are greater than originally indicated.

  •
  Gold grades are consistent with original estimates in reserve model or slightly higher levels.

  •
  Copper and silver grades are higher. Increased copper grades at depth confirm the LaRonde geological model.

  •
  Specific gravity is similar to the estimate used in the 2002 mineral reserve model.

  •
  There are more tons of ore per mining block than originally estimated. This contributed to replacing the past year's production and will assist in improving mine flexibility.

  •
  The eastern limit of Zone 20 North has been defined, indicating that the rake is shallower to the west than previously interpreted.

  •
  Drilling has also indicated that the deposit is still open to the west. The new parallel zone has been intersected at a depth of almost 9,000 feet below the surface. The presence of this more northerly gold zone was first indicated in drill hole 3215-22F (previously released).

  •
  The drilling results continue to have major geologic implications for further exploration along the Cadillac Belt. Agnico-Eagle currently controls almost 20 miles along this belt both east and west of the LaRonde Mine, much of which remains unexplored. Access to a portion of this property holding provided by the LaRonde Mine's underground infrastructure will facilitate further exploration.

        Historically, increased drill hole density has improved initial mineral reserve and mineral resource estimates based on widely spaced drill holes usually drilled from the shaft stations. Ultimately development within the ore zones has confirmed or upgraded the original estimates.

        Zone 20 South is located approximately 400 feet south of Zone 20 North. It consists of at least two known disseminated to massive sulphide gold/copper/zinc-bearing lenses made up of 80% to 90% pyrite, 5% to 10% sphalerite and 1% to 3% chalcopyrite. The Zone 20 South horizon has been traced over a vertical distance of 5,300 feet and a horizontal distance of 400 feet, with a mineralized thickness varying from 10 feet to 40 feet. In 1999, Agnico-Eagle acquired the El Coco property adjacent to and immediately east of the LaRonde property. The El Coco property contains the eastern extension of Zone 20 South. The current mineral reserve position on Zone 20 South on LaRonde is 238,000 ounces and on the El Coco property is 43,000 ounces. In 2002, approximately 328,000 tons grading 0.20 ounces per ton gold were mined from Zone 20 South on the LaRonde property and over 489,000 tons grading 0.25 ounces per ton gold were mined from Zone 20 South on the El Coco property.

        Reserves in Zone 20 South in the upper Penna shaft area and on the El Coco property in particular are depleting rapidly. The bulk of the current reserves (almost 238,000 ounces of gold) are located in the lower mine area. Zone 20 South in this lower area of the Penna shaft appears to be very similar to what was initially encountered in Zone 20 South near Level 146 where the mineralization is narrow, high-grade but more difficult to define. Additional high-grade gold mineralization at depth could have a significant impact on the long-term mine plan. High grade mineralization just above Level 215 has not yet been factored into the long-term mine plan.

        The significance of Zone 20 South production can be summarized as follows:

  •
  The Zone 20 South/El Coco Zone is characterized by higher-grade mineralization frequently accompanied by coarse visible gold.

  •
  El Coco royalty charges will decrease rapidly in the future as production will increasingly come from royalty-free areas of Zone 20 South lens production.

  •
  Unlike the typical LaRonde massive sulphide model, higher gold grades are frequently accompanied by higher-grade silver/zinc mineralization. In the LaRonde geological model, higher-grade gold mineralization is normally accompanied by corresponding higher copper values.

  •
  Mineralization is continuous down to Level 154 (5,050 feet below surface). Economic mineralization reoccurs at the Level 170 horizon (5,600 feet below surface) and is open at depth. Mineralization has been traced to a depth of 7,800 feet.

  •
  Zone 20 South will require significantly more delineation drilling. Zone 20 South will be drilled from the Level 215 exploration drift, resulting in shorter drill holes and significantly tighter drill spacing.

        The exploration program on the El Coco property continued from the 20th Level exploration drift until October 2002 after almost three years into an aggressive five-year exploration program. The program is the continuation of the original exploration program that resulted in the Penna Shaft discoveries. In the first year of the program, surface and underground exploration successfully defined a new massive sulphide occurrence, Zone 22, within the favourable stratigraphy of the LaRonde gold deposits. Although additional follow-up exploration did not extend the mineralization, the occurrence of massive sulphides with favourable geology and alteration indicates that larger occurrences of economic mineralization could be discovered. The program was temporarily suspended in October 2002 and the work crews were transferred to the Level 215 exploration drift to help accelerate the deep exploration program (see "— Capital Projects and Expansion").

        Approximately 178,000 feet of diamond drilling with seven to eight drills has been planned for the LaRonde property's 2003 exploration program, representing one of the largest diamond drilling programs in the property's history. Three main areas have been proposed including upper and lower mine delineation drilling of 39,000 feet, lower mine definition drilling of 52,000 feet and deep exploration drilling of 87,000 feet along with 2,400 feet of level development on the Level 215 exploration drift.

Capital Projects and Expansion

        The mill reached the 7,000 tons of ore treated per day rate in the fourth quarter of 2002, achieving peak rates in excess of 8,000 tons per day in December 2002 and averaging 5,846 tons per day during the fourth quarter. The paste backfill plant and the distribution network in the upper part of the mine were completed and the first fill poured in October 2000 and the distribution network is now being extended down to the lower levels with completion expected by the end of 2003.

        The second load out facility on Level 220 was completed and commissioned during 2001. Excavation of the waste and ore bins and conveyor way to the crusher was completed in 2002 and the installation of a crushing plant and conveyor system at 7,200 feet below surface is expected to be completed in the second quarter of 2003.

        With the increase to the 7,000 tons of ore treated per day rate, and with the addition of Level 194 as a new mining horizon, stope development has been accelerated significantly from the original mining plan in order to recover from delays encountered during 2002. For 2003, a total of 70,400 feet of development is planned. This is broken down into 51,200 feet of lateral development and 19,400 feet of vertical development. The focus of the program in 2003 will continue to be lower level development.

        The surface ventilation facilities have been completed and are currently providing 1.3 million cubic feet per minute to the underground workings. The fresh air ventilation raises have been completed down to Level 215 while the exhaust system has been completed from the surface down to Level 170. The Company plans to complete the installation of the exhaust system down to Level 215 and additional cooling systems at depth in the second quarter of 2003.

        The Company also expects to build a water treatment plant at the LaRonde Mine during 2003. The project is currently in the engineering and procurement phase. In the meantime, the Company is storing the water used at the LaRonde Division that is not recycled on site for future treatment. Currently, approximately 90% of water used at the LaRonde Division is recycled and used in operations.

        The Company has set up a team to study a deep development project at LaRonde to access the Company's mineral resource base, located outside of the Penna Shaft infrastructure. The initial phase is to study the technical issues associated with deep mining, including ventilation and cooling at depth, hoisting constraints and capacity at depth and excavation stability. A detailed scoping study has been initiated and the results of this study are expected to be available in mid 2003.

        The Company has planned capital expenditures of $39 million in 2003. The Company expects to spend approximately $36 million to complete the expansion at the LaRonde Division, including $7.5 million for the new water treatment plant, and $3 million on other projects.

Mineral Reserve and Mineral Resource

        The information set forth below with respect to the mineral reserves at the LaRonde Division has been prepared by Guy Gosselin, P.Eng., Ing., the LaRonde Division's Chief Geologist and reviewed by the qualified person, Marc Legault, P.Eng, Ing., Agnico-Eagle's Manager, Project Evaluation in accordance with the Canadian Securities Administrators' National Instrument 43-101 ("National Instrument 43-101"). The criteria set forth in National Instrument 43-101 are similar to the reserve definitions and guidelines for classification of mineral resource used by the U.S. Bureau of Mines and U.S. Geological Survey. However, the definitions in National Instrument 43-101 differ in certain respects from the definitions set forth in the United States Securities and Exchange Commission's Industry Guide No. 7 concerning mining operations. The Company's mineral reserve estimate was derived from internally generated data or audited reports. The proven and probable mineral reserves set forth in the table below are based on a $300 per ounce gold price, cut-off grade of 0.09 ounces of gold per ton and a net smelter return cut-off that varies between C$59 per ton and C$38 per ton depending on the deposit. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect long-term losses in the recovery process. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

        The 2002 mineral reserve and mineral resource estimate was calculated using a gold price of $300 per ounce, unchanged since 2000. The silver, copper and zinc prices were also maintained at $5.00 per ounce, $0.80 per pound and $0.50 per pound, respectively. The Canadian dollar/US dollar exchange rate was unchanged from 2001 at C$1.50 (per $1.00) but changed from C$1.47 used in 2000.

	at December 31,
	2002	2001	2000
Gold
Proven(1) - tons	3,800,000	1,900,000	2,200,000
Average grade - gold ounces per ton	0.13	0.17	0.20
Probable - tons	22,700,000	18,200,000	15,100,000
Average grade - gold ounces per ton	0.13	0.14	0.16
Zinc
Proven - tons	4,200,000	4,500,000	4,700,000
Average grade - gold ounces per ton	0.03	0.03	0.03
Probable - tons	11,000,000	11,700,000	11,700,000
Average grade - gold ounces per ton	0.03	0.03	0.03
Total mineral reserve - tons	41,700,000	36,300,000	33,700,000
Total contained gold ounces(2)	4,022,000	3,267,000	3,256,000

Tonnage information is rounded to the nearest 100,000 tons.
Notes:

(1)
"Mineral Resource" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

  "Mineral Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must indicate adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may incur when the material is mined.

  "Proven Mineral Reserve" means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

  "Probable Mineral Reserve" means the economically mineable part of an Indicated and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of operating, that economic extraction can be justified.

  "Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

  "Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

  "Preliminary Feasibility Study" means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

  Canadian Securities Administrators' National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. The Company calculates and reports "proven" and "probable" mineral reserves only. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

  "Cut-off Grade" means (a) the lowest grade of mineralized rock that qualifies as ore grade in a given deposit and (b) the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

(2)
Represents contained gold ounces and does not include equivalent gold ounces for the byproduct metals contained in mineral reserve.

Reconciliation of LaRonde Division Mineral Reserve

        The following table shows the reconciliation of mineral reserve (in nearest 100,000 tons) at the LaRonde Division by category as at December 31, 2001 to December 31, 2002.

	Proven	Probable	Total
December 31, 2001	6,400,000	29,900,000	36,300,000
Mined	(2,000,000)	-	(2,000,000)
Revision	3,600,000	3,800,000	7,400,000

December 31, 2002	8,000,000	33,700,000	41,700,000

Preparation of Scientific and Technical Data

        The Company's Manager, Project Evaluations, Marc H. Legault, P.Eng, a "qualified person" under National Instrument 43-101, has supervised the preparation of and verified the information that forms the basis for the scientific and technical information in this Form 20-F. The personnel at the LaRonde Division utilize quality assurance procedures and assay protocols in connection with drilling and sampling that conform to industry-accepted quality control procedures. Exploration drilling is carried out on approximately a 400 foot by 400 foot pattern, whereas reserve drilling is carried out on approximately a 130 foot by 130 foot pattern. Samples are taken at regular (one to five foot) intervals and assayed for gold using the fire assay method. Drill hole collar, survey and assay information used in modelling and resource estimation are manually verified by on-site geologic staff and all core samples are verified by independent assay laboratories. Factors that could affect the accuracy or reliability of the results of the sampling and assaying carried out at the LaRonde Division include uncleanliness of the coreshack area, a dirty coresaw, the lack of an unobstructed drain for water and rock cuttings during the cutting process, the inability to collect uniform representative samples of adequate size, as well as an ore core recovery of less than 100%. In cases of irregular mineralization, representative samples are sometimes chosen in order to avoid introducing a sampling bias during cutting.

        Further information on the verification procedures, the quality assurance program, quality control procedures and a full discussion of the factors that may materially affect mineral reserve and mineral resource estimates may be found in the 2003 LaRonde Mineral Resource and Mineral Reserve Estimate, Agnico-Eagle Mines Limited, LaRonde Division dated February 19, 2003, filed with Canadian Securities Administrators on SEDAR.

Lapa Project

        The Lapa Project is an exploration property located approximately seven miles east of the LaRonde mine near Cadillac, Quebec and is accessible by provincial highway. The Lapa Property, which contains the Contact Zone deposit, is made up of the Tonawanda property, which consists of 42 mining claims totalling approximately 1,912 acres, and the Zulapa property, which consists of one mining concession totalling approximately 231 acres. On expenditure of an aggregate of C$3.5 million over a five-year period on the Lapa Project and subject to certain other payment obligations totalling C$0.2 million, the Company has the option to acquire from Breakwater Resources Ltd. and a wholly-owned subsidiary thereof (collectively "Breakwater") a 60% interest in the Lapa Property for no further consideration. Under a joint operating agreement between the Company and Breakwater, the Company may acquire a further 10% interest in the Lapa Property on payment of C$1 million to Breakwater at any time prior to a feasibility study being approved or delivered under such agreement. In addition, under the joint operating agreement the Company may acquire a further 10% interest in the Lapa Property on the Company funding and completing an independent feasibility study regarding the Lapa Property. The entire property is subject to a 5% net profit royalty and, on the Zulapa property, an additional 2.5% net smelter return royalty in favour of a third party.

        On April 23, 2003 the Company and Breakwater signed a letter of intent pursuant to which the Company will acquire the entire Lapa Property outright for payment of $8.925 million at closing, a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. An additional $1 million is payable to Breakwater if published inferred mineral resource at the Lapa Project reaches 2.0 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2.0 million may be used by the Company as a credit to offset net smelter return royalties payable. Closing of the transaction is subject to the completion of definitive legal documentation.

        In January 2003, a mineral resource estimate was completed on the Contact Zone deposit conforming with National Instrument 43-101. The inferred mineral resource is estimated to be approximately 3.3 million tons grading 0.249 ounces of gold per ton. The estimate is based on a $300 per ounce gold price, a cut-off grade of 0.16 ounces per ton, a Canadian dollar/US dollar exchange rate of C$1.50 (per $1.00). High assay values were capped at 1.5 ounces of gold per ton. The estimate used a polygonal interpolation method with intercepts projected onto a vertical longitudinal section. Drill hole composites were adjusted so that a minimum measured orthogonal thickness of 9.2 feet was reached. A specific gravity of 3.1 was used to estimate the tonnage of the polygon volumes. Inferred class polygons were limited to 160 feet beyond a drill hole.

        Drilling on the Lapa Property identified a new high-grade contact zone that extends the previously identified mineralization and established an inferred resource of 816,000 ounces after four months of drilling. In 2002, 16 holes were drilled in the Contact Zone at the Lapa Property, 11 of which have intersected significant grades. Most of the mineralized drill holes contain visible gold and average about 15 feet width grading an average of about 0.30 ounces per ton. The highlight of the drilling program was drill hole 118-03-04A which intercepted a 99-foot width of mineralization at 3,000 feet below surface at an average grade of 0.21 (0.26 uncut) ounces per ton. The drilling has confirmed high gold concentration and that the Contact Zone is open at depth into the east.

        Subsequent drilling at the Lapa Property has focused on extending the Contact Zone. To date, the zone has been traced of over a length of 13,000 feet and to a vertical depth of 2,000 feet. In 2003 the Company expects to spend $2.2 million on the next phase of drilling on the Lapa Property. In 2003, four drills will be used on the Lapa Property. The goals of the drilling program are to infill drill on 100-foot centres, test the down-lip extension of the deposit at depth, test the eastern extent of the Contact Zone and acquire mineralized material for metallurgical testing.

Goldex Project

        The Goldex Project is an exploration property held under 22 claims, totalling approximately 661.7 acres. The Goldex Project is located in Val d'Or, Quebec and is accessible by provincial highway. The claims are renewable every second year upon payment of a small fee. The Company has a 100% working interest in the Goldex Project containing the Goldex Extension deposit, which is subject to a 1% net smelter return in favour of a third party. The surface facilities at the Goldex Project include a headframe, a surface building containing a mechanical shop, a warehouse, an office and a 2,600-foot shaft, which provides underground access. Underground exploration drilling in 1997 confirmed earlier results that outlined a large zone of low-grade mineralization for which a mineral resource of 25.4 million tons, grading 0.072 ounces of gold per ton, using a cutting factor of one ounce per ton, was calculated. The 1997 study also noted the apparent presence of a higher-grade core of 12.3 million tons grading 0.077 ounces of gold per ton within the larger 25.4 million ton envelope. However, in 1997, in view of the then-prevailing market price of gold, the property was placed on a care and maintenance basis. In September 1998, the workings were allowed to flood. The carrying value of the Goldex Project was written down to nil in 1997.

        In January 2003, a new mineral resource estimate was completed conforming with National Instrument 43-101. The indicated mineral resource of the Goldex Extension Zone is estimated to be approximately 13.7 million tons at 0.073 ounces of gold per ton with an additional 5.6 million tons grading 0.075 ounces of gold per ton in the inferred mineral resource category. The estimate is based on a $300 per ounce gold price, a cut-off grade of 0.045 ounces per ton and 0.03 ounces per ton for internal dilution (or sloughing), a Canadian dollar/US dollar exchange rate of C$1.50 (per $1.00). Drill hole samples were composited in ten feet intervals, down hole and high assay values were capped at 0.75 ounces of gold per ton (based on the reconciliation results of the bulk sample with the surrounding drill hole and chip sample results). The estimate used an inverse distance squared interpolation method using a 300 foot spherical search radius, a block size of 25 feet by 25 feet by 25 feet and a bulk density of 0.085 tons per cubic foot. Blocks within the indicated class were no more than 75 feet distant from a drill hole, inferred class beyond that to a maximum of 150 feet. At the end of 2002, a new feasibility study was initiated using the new resource and a 10,000 tons-per-day milling rate. The study is expected to be completed during the second quarter of 2003.

Ellison Property

        The Ellison Property is an exploration property located approximately three miles west of the LaRonde Mine near Cadillac, Quebec and is accessible by road. The Ellison Property is made up of eight mining claims totalling approximately 250 acres. The Company has a 100% working interest in the Ellison property containing the Zone A deposit. In January 2003, a mineral resource estimate was completed on the Zone A deposit conforming with National Instrument 43-101. The indicated mineral resource is estimated to be 249,000 tons at 0.164 ounces of gold per ton with an additional 579,000 tons grading 0.183 ounces of gold per ton in the inferred mineral resource category. The estimate is based on a $300 per ounce gold price, a cut-off grade of 0.12 ounces per ton and a Canadian dollar/US dollar exchange rate of C$1.50 (per $1.00). High assay values were capped at 1.0 ounces of gold per ton. The estimate used an inverse distance squared interpolation method using a 150 foot spherical search radius between drill hole composite intercepts projected onto a vertical longitudinal section. The drill hole composites were adjusted so that a minimum measured orthogonal thickness of 7.9 feet was reached for each intercept. Block size was 15 feet by 15 feet by the interpolated thickness between drill hole intercepts. A specific gravity of 3.1 was used to estimate the tonnage of each block. Blocks within the indicated class were no more than 66 feet distant from a drill hole, inferred class beyond that to a maximum of 130 feet.

Joutel Project

        The Joutel properties consist of the Eagle Mine (including the Eagle West Zone) and the Telbel Mine, in Joutel Township, Quebec and the Vezza Project in Vezza, Noyon and Cavelier Townships in Quebec. The Eagle Mine and Telbel Mine are held under two adjoining provincial mining leases, totalling approximately 911 acres. The Eagle Mine and Telbel Mine facilities were dismantled in 2000. The mines are located approximately 120 miles north of Val d'Or, Quebec and are accessible by provincial highway. The Eagle West and Telbel Mine leases (which are renewable annually by payment of a small fee) expire on September 27, 2012 and July 26, 2004, respectively.

        Mining and milling operations at the Eagle and Telbel Mines in Joutel ceased in December 1993 and the Company began the restoration of the Joutel mining and milling site in 1998. Under current conditions, the Joutel mine site has no proven and probable mineral reserve at December 31, 2002. The carrying value of the Joutel mine site was written down to nil in 1997.

        During 1996, the Company submitted a mine closure plan for the Joutel Project to the Minister of Natural Resources of Quebec. Based on this closure plan, the estimated current reclamation cost is $0.3 million. Expenditures on reclamation at the Joutel Project under this closure plan were $0.2 million in 2001 and $0.1 million in 2002. As of December 31, 2002, the Company's reclamation provision for the Joutel Project was $0.9 million.

        The dismantling of the mill at the Joutel Project was completed in the fall of 2000. All decommissioning and rehabilitation of the Joutel property has been completed except for the tailings area. In 2002, the Company submitted a modelling study with respect to the tailings area to the Ministry of Environment in Quebec. If the plan is accepted, the Company would monitor the site for an additional two years before commencing contouring and re-vegetation.

Vezza Project

        The Company's Vezza Project is located approximately 38 miles from the Joutel properties and consists of the Vezza deposit located in Vezza Township, Quebec and a number of properties in the Vezza, Noyon and Cavalier Townships in Quebec. The Vezza deposit is estimated to contain a mineral resource of 2.76 million tons grading 0.136 ounces of gold per ton. The mineral resource calculation is based on 352 drill holes using a cutting factor of 0.87 ounces of gold per ton and a mining dilution factor of approximately 38%. The Company owns 100% of the Vezza deposit free of royalty interests. In view of the then-prevailing market price of gold, the Vezza Project was written down to nil in 1997. The project was put on care and maintenance and the workings were allowed to flood in 1998.

        The Vezza Project currently comprises ten exploration properties held under 578 mining claims, totalling approximately 22,152 acres. The Vezza Project is centred around the Vezza deposit which is located approximately 38 miles north-east of Joutel, Quebec and is accessible by provincial highway. The claims are renewable every second year upon payment of a small fee.

Victoria Creek Project

        Low gold price and poor results returned by an underground exploration program resulted in the closure in 1998 of Sudbury Contact's Victoria Creek Project located in the Kirkland Lake gold camp in Ontario. In 1998, the project was placed on care and maintenance after the completion of the underground program in the second quarter and underground workings flooded to minimize expenditures. In 2001, the decision was made to dismantle and remove all surface infrastructure and complete the closure of the Victoria Creek site. In view of the prevailing market price of gold in 1997, the Victoria Creek Project was written down to nil that year. The site was restored and returned to the original vendor in 2002.

Silver Division

        From 1953 through 1988, the Company operated several silver mines in the district of Cobalt, Ontario. In November 1988, the Company suspended operations at the Silver Division. The mine closure plan was accepted in 2000 by the Minister of Northern Development and Mines in Ontario and work on reclamation was completed in 2002.

Agnico-Eagle's Exploration Activities

        Agnico-Eagle and its subsidiary companies continued to actively explore in Quebec, Ontario, Newfoundland, Nevada and Idaho. At the end of December 2002, the combined land holdings of Agnico-Eagle and Sudbury Contact consisted of 2,876 claims covering 208,208 acres. Consolidated expenditures of Agnico-Eagle and Sudbury Contact for exploration in 2002 reached $6.4 million; a total of 214 diamond and reverse circulation holes were drilled for a total length of 166,646 feet. See also " — Property, Plant and Equipment — Geology and Diamond Drilling" and " — Lapa Project" for information on exploration and diamond drilling at the LaRonde Mine and the Lapa Project, respectively.

Agnico-Eagle's Exploration Division

        During 2002, Agnico-Eagle's Exploration Division actively explored eight of the Company's 42 properties. The exploration activities were located in the LaRonde, Lapa, Joutel, Vezza, Rouyn, Timmins and central Newfoundland areas. A total of 97 diamond drill holes were drilled for a total length of 105,592 feet. The fieldwork preceding the diamond drilling campaign consisted of magnetic and IP (Induced Polarization) surveys, mapping, trenching and compilation work.

Sudbury Contact Mines Limited

        Sudbury Contact is an Ontario mineral exploration and development company engaged in the exploration for deposits of diamond and precious metals. Its most significant asset consists of a 100% interest in certain mineral claims located in northeastern Ontario and northwestern Québec on which the Company is conducting diamond exploration activities (the "Timiskaming Diamond Project"). Sudbury Contact also explores for deposits of precious metals and holds claims on precious metal exploration properties located in proven mineral producing regions in eastern Canada and the western United States.

        In May 2002, Sudbury Contact reactivated the Timiskaming Diamond Project on properties that were the subject of Sudbury Contact's regional exploration program conducted from 1991 to 1997. This exploration program resulted in the discovery of kimberlite pipes which, along with lamproite pipes, are known to yield the vast majority of diamonds in the world. The Timiskaming Diamond Project consists of four kimberlite pipes, namely kimberlite pipes 95-1, 95-2, 96-1 and MR-6. Kimberlite pipe 95-2 and MR-6 have yielded the best results to date.

        In 2002, Sudbury Contact reviewed a large number of surface and reverse circulation drill-derived till samples collected from 1991 to 1997 on the Timiskaming Diamond Project. These sample results, along with previously obtained geophysical surveys, provided Sudbury Contact with a substantial database of exploration information. Based on this data, Sudbury Contact embarked on an aggressive program of land acquisition and more detailed, higher resolution, airborne geophysical surveying. Sudbury Contact also performed additional drilling on the Timiskaming Diamond Project to supplement the results of the regional diamond exploration program.

        The delineation drilling programs conducted in 2002 and 2003 on kimberlite 95-2 have confirmed that a diamond deposit with an area of approximately 12 acres is present. Based on the results from the 13 core holes received, it is estimated that 23 to 25 million tonnes of kimberlite is located in kimberlite 95-2 to a depth of less than 1,000 feet. Sudbury Contact has received encouraging results from microdiamond testing on samples extracted from the eastern portion of the pipe. Based on the number, weight and size of diamonds found in the samples taken from the 14 confirmed kimberlite pipes found by Sudbury Contact and others in the Lake Timiskaming region, Sudbury Contact's kimberlite 95-2 has exhibited the best results.

        Based on the encouraging results received from these recent exploration activities, Sudbury Contact is now allocating a significant portion of its resources to the Timiskaming Diamond Project. Depending on the evaluation of recent drilling results expected to be completed by July 2003, Sudbury Contact expects to begin a mini-bulk sampling program on the Timiskaming Diamond Project in the fall of 2003 with a planned cost of C$3 million. If warranted by the results, Sudbury Contact will proceed with a pre-feasibility study on the Timiskaming Diamond Project in 2004 followed by a feasibility study in 2005. In addition, the Company will continue delineation drilling on the more promising kimberlites and conduct further drill testing on priority geographical targets in the area.

        As of December 31, 2002, the Timiskaming Diamond Project consisted of 275 claims covering approximately 79,000 acres.

        In 2002, Sudbury Contact continued its exploration efforts on its precious metals properties, including its Charlebois and Fenton projects in Quebec and Colchester and Moosehead projects in Newfoundland. On December 31, 2002, Sudbury Contact's land position in Canada in respect of precious metal projects consisted of 26 properties with 700 claims covering 79,000 acres.

        On December 4, 2002, Sudbury Contact issued 909,091 common shares by a private placement to two purchasers for aggregate proceeds of C$2 million. In connection with the subscription agreement, Sudbury Contact agreed to incur an equivalent amount of Canadian exploration expense and renounce the related Canadian income tax deductions to the purchasers. On December 30, 2002, Sudbury Contact issued to SIDEX, Limited Partnership 227,274 units, each unit consisting of one common share of Sudbury Contact and one-half of a Sudbury Contact share purchase warrant for aggregate proceeds of C$0.5 million.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

        See "Management's Discussion and Analysis of the Company's Operations and Financial Condition — Results of Operations" on pages 25 to 29 of Exhibit 99C to this Form 20-F for information about operations and production, which should be read in conjunction with the consolidated financial statements and accompanying notes, and in conjunction with "Item 3: Key Information — Risk Factors" on pages 4 to 10 of this Form 20-F.

Liquidity and Capital Resources

        See "Management's Discussion and Analysis of Operations and Financial Condition — Liquidity and Capital Resources" on pages 30 to 32 of Exhibit 99C to this Form 20-F for information about the Company's liquidity. In the opinion of the Company, its working capital is sufficient for its present requirements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The information under "Election of Directors" on pages 4 and 5 of Exhibit 99D to this Form 20-F is incorporated herein by reference.

        At the annual and special meeting of shareholders held on June 21, 2002, the shareholders of the Company approved a resolution amending the by-laws of the Company to provide that directors shall hold office for a term expiring at the next annual meeting of shareholders after such directors' election or appointment or until their successors are elected or appointed. Previously, the directors had held office for a term expiring at the second annual meeting of shareholders after such directors' election or until their successors are elected or appointed. The Board of Directors annually appoints the officers of the Company, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary). For information relating to employment agreements between the Company and certain of its senior officers, see "Executive Compensation — Employment Contracts /Termination Arrangements" on pages 10 and 11 of Exhibit 99D to this Form 20-F.

        The following is a brief biography of each of Agnico-Eagle's directors and senior officers:

        Leanne M. Baker is a director of Agnico-Eagle. Dr. Baker currently acts as a consultant to companies in the mining and financial services industries. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker was appointed director of Agnico-Eagle effective January 1, 2003.

        Douglas R. Beaumont, P.Eng. is a director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Prior to that he was Executive Vice-President of Kilborn Engineering & Construction Ltd. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997. Mr. Beaumont is also a director of Blackhawk Mining Inc., a gold mining company traded on the TSX.

        Sean Boyd, C.A. is the President and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Executive Officer in 1998, Mr. Boyd served as Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary-Treasurer during a portion of 1990, and Comptroller from 1985 to 1990 and prior to that was a chartered accountant with Clarkson Gordon. Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also President and Chief Executive Officer of Sudbury Contact, a 63.7%-owned subsidiary of Agnico-Eagle traded on the TSX. Mr. Boyd is also a director of Golden Goliath Resources Ltd., a junior exploration company, and a director of the Mining Association of Canada.

        John T. Clement, Q.C. is Vice-President and a director of Agnico-Eagle. Mr. Clement currently practises law as a sole practitioner. Formerly, Mr. Clement was an elected representative in the legislative assembly of Ontario and served as Minister of Consumer and Commercial Relations, Provincial Secretary for Justice and Attorney General of Ontario for a period of three years. Mr. Clement is a graduate of Osgoode Hall Law School (LL.B.). Mr. Clement has been a director of Agnico-Eagle since May 10, 1989. In addition to the positions he holds with Agnico-Eagle, Mr. Clement is a director of Agnico-Eagle's subsidiary, Sudbury Contact. Mr. Clement will retire from his positions as director and Vice-President of Agnico-Eagle on June 19, 2003, but will continue to serve on the board of directors of Sudbury Contact.

        Dr. Alan Green is a director of Agnico-Eagle. Dr. Green is currently a self-employed dentist. Dr. Green is a graduate of the University of Toronto (D.D.S.). Dr. Green has been a director of Agnico-Eagle since August 8, 1995.

        Bernard Kraft, C.A. is a director of Agnico-Eagle. Mr. Kraft is a senior partner of the Toronto accounting firm Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Chartered Accountants and a principal in Kraft Yabov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992. Mr. Kraft is also a director of Canadian Shield Resources Inc., a mining exploration company traded on the TSX Venture Exchange.

        Mel Leiderman, C.A., TEP is a director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). Mr. Leiderman was appointed director effective January 1, 2003.

        James D. Nasso is Chairman of the Board of Directors and a director of Agnico-Eagle. Mr. Nasso, recently retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for the past 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B. Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. In addition to the positions that he holds with Agnico-Eagle, Mr. Nasso is also a director of Agnico-Eagle's subsidiary, Sudbury Contact.

        Ernest Sheriff is a director of Agnico-Eagle, a position he has held since March 29, 1996. Mr. Sheriff is a self-employed prospector.

        Anton Adamcik, P.Eng. is Vice-President, Environment and Special Projects of Agnico-Eagle, a position he has held since October 1, 2002. Prior to his appointment as Vice-President, Environment and Special Projects, Mr. Adamcik served as Vice-President, Exploration and Environment from September 19, 1996; prior to that Mr. Adamcik served as the Company's general manager from 1981. Mr. Adamcik is a graduate of the University of Zagreb (B.Sc.-Geological Engineering). Mr. Adamcik also serves as Vice-President, Environment of Agnico-Eagle's subsidiary, Sudbury Contact.

        Donald G. Allan is Vice-President, Corporate Development of Agnico-Eagle, a position he has held since May 6, 2002. Prior to his appointment as Vice-President, Corporate Development, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B. Comm.). Mr. Allan is also qualified as a Chartered Accountant.

        Alain Blackburn, P.Eng. is Vice-President, Exploration of Agnico-Eagle, a position he has held since October 1, 2002. Prior to his appointment as Vice-President, Exploration, Mr. Blackburn served as Manager, Corporate Development of Agnico-Eagle from January 1999 and as Agnico-Eagle's Exploration Manager from September 1996 to January 1999. Mr. Blackburn is a graduate of Université du Québec de Chicoutimi (P.Eng.) and Université du Québec en Abitibi-Temiscamingue (M.Sc.). Mr. Blackburn also serves as Vice-President, Exploration of Agnico-Eagle's subsidiary, Sudbury Contact.

        David Garofalo, C.A. is Vice-President, Finance and Chief Financial Officer of Agnico-Eagle, a position he has held since January 1, 1999, prior to which he served as Treasurer of Agnico-Eagle from June 8, 1998. Prior to joining Agnico-Eagle, Mr. Garofalo served as Treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo is a graduate of the University of Toronto (B. Comm.). Mr. Garofalo also serves as Vice-President, Finance and Chief Financial Officer of Agnico-Eagle's subsidiary, Sudbury Contact.

        Barry Landen is Vice-President, Corporate Affairs of Agnico-Eagle, a position he has held since February 19, 2003. Prior to that date he served as Vice-President and Corporate Secretary from September 19, 1996. Mr. Landen has been with Agnico-Eagle for 22 years and has, in addition, served as Secretary-Treasurer and Secretary of Agnico-Eagle. Mr. Landen is a graduate of York University (B.Comm.). Mr. Landen also serves as Vice-President and Corporate Secretary of Agnico-Eagle's subsidiary, Sudbury Contact.

        Eberhard Scherkus, P.Eng. is Executive Vice-President and Chief Operating Officer of Agnico-Eagle, a position he has held since February 6, 1998. Prior to his appointment as Executive Vice-President and Chief Operating Officer, Mr. Scherkus served as Vice-President, Operations from September 19, 1996 and prior to that as a manager of the Company's LaRonde Division. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus also serves as Executive Vice-President of Agnico-Eagle's subsidiary, Sudbury Contact.

        There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer was selected to serve, nor are there any family relationships between any such persons.

Compensation of Directors and Officers

        The information set forth under the caption "Executive Compensation" on pages 6 to 13 of Exhibit 99D to this Form 20-F (excluding the sections entitled "Composition of Compensation Committee", "Report on Executive Compensation" and "Performance Graph" contained therein) is incorporated herein by reference.

Board Practices

        See "Election of Directors" on pages 4 and 5 of Exhibit 99D to this Form 20-F, "Executive Compensation — Compensation of Directors" on page 13 of Exhibit 99D to this Form 20-F and "Statement of Corporate Governance Practices" on pages 17 to 22 of Exhibit 99D to this Form 20-F.

Employees

        As of March 31, 2003, the LaRonde Division employed 521 persons. The employees are not unionized. Development miners work five days per week, eight hours per day on a two shift per day basis. Production employees work four days per week, 10 hours per day. Two shifts of miners are employed on a seven day per week year round basis.

        As of March 31, 2003, the Executive Office and Exploration Division employed fifteen and five persons, respectively.

        The number of employees employed by the Company at the end of 2002, 2001 and 2000 were 457, 397 and 358, respectively.

Share Ownership

        As of April 23, 2003, officers and directors as a group (15 persons) beneficially owned or controlled (excluding options to purchase 1,845,450 common shares, of which 1,758,450 are currently exercisable and 87,000 are currently unexercisable) an aggregate of 373,699 common shares or about 0.45% of the 83,722,391 issued and outstanding common shares. See also "Executive Compensation — Options to Purchase Securities" on pages 7 and 8 of Exhibit 99D to this Form 20-F.

Security Ownership of Directors and Executive Officers

        The following table sets forth the number of common shares of the Company owned by each director and executive officer of the Company as of April 23, 2003. In each case, the number of common shares listed in the table includes common shares purchased under the Company's Employee Stock Option Plan, the Company's Incentive Share Purchase Plan or on the open market but excludes common shares underlying immediately exercisable options.

Name of Beneficial Owner	Number of Common Shares of the Corporation Beneficially Owned, Controlled or Directed (Directly or Indirectly)
James D. Nasso, Director and Chairman of the Corporation	17,066
Sean Boyd, Director, President and Chief Executive Officer	128,506
John T. Clement, Director and Vice-President	4,825
Douglas R. Beaumont, Director	4,825
Dr. Alan Green, Director	83,251(1)
Bernard Kraft, Director	4,825
Ernest Sheriff, Director	9,825(2)
Leanne M. Baker, Director	NIL
Mel Leiderman, Director	NIL
Eberhard Sherkus, Executive Vice-President and Chief Operating Officer	42,909
David Garofalo, Vice-President, Finance and Chief Financial Officer	22,834
Barry Landen, Vice-President, Corporate Affairs	50,345
Anton Adamcik, Vice-President, Environment	3,127
Donald G. Allan, Vice-President, Corporate Development	233
Alain Blackburn, Vice-President, Exploration	1,287

Notes:

(1)
Including 18,804 shares held by Bonaventure Uranium Mines Limited, over which Dr. Green exercises direction.

(2)
Including 5,000 common shares held by Tower Financial Corporation Limited, a corporation wholly-owned by Ernest Sheriff

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited have filed reports with securities regulators stating that they collectively have control over 12,235,214 common shares of the Company (14.6%) and that FMR Corp. may be deemed a joint actor with each of the above entities as certain officers of FMR Corp. are trustees of certain of such entities. To the knowledge of the directors and senior officers of the Company, as of April 23, 2003, no other person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company.

        As of March 31, 2003, there were: (i) 4,823 holders of record of Agnico-Eagle's 83,722,391 outstanding common shares, of which 4,249 holders of record were in the United States and held 34,916,871 common shares or about 41.7% of the outstanding common shares, (ii) two holders of record of Agnico-Eagle's 6,900,000 outstanding Share Purchase Warrants, of which one holder of record was in the United States and held 4,423,500 Share Purchase Warrants or about 64.1% of the outstanding Share Purchase Warrants, and (iii) there was one holder of record of Agnico-Eagle's Convertible Debentures who was not in the United States.

        The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To the best knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

Related Party Transactions

        The information set forth under the captions "Indebtedness of Directors, Executive Officers, and Senior Officers" and "Interest of Insiders in Material Transactions and Management Contracts" on pages 14 to 16 of Exhibit 99D to this Form 20-F is incorporated herein by reference.

ITEM 8.    FINANCIAL INFORMATION

        The consolidated financial statements furnished pursuant to Item 18 are presented in accordance with US GAAP. Consolidated financial statements under Canadian GAAP are prepared and separately delivered to shareholders for statutory reporting purposes.

        The information set forth under the caption "Management's Discussion and Analysis of the Company's Operations and Financial Condition" on pages 25 to 36 of Exhibit 99C to this Form 20-F is incorporated herein by reference.

        During the period under review, inflation has not had a significant impact on the Company's operations.

ITEM 9.    THE OFFER AND LISTING

Market and Listing Details

        Agnico-Eagle's common shares are listed and traded in Canada on The Toronto Stock Exchange ("TSX") and in the United States on the New York Stock Exchange ("NYSE"). Agnico-Eagle's 2004 senior convertible notes issued on January 27, 1994 were quoted on the Nasdaq SmallCap Market prior to their redemption on March 18, 2002. Agnico-Eagle's 4.5% convertible subordinated debentures due 2012 (the "Convertible Debentures") trade on the TSX under the symbol "AGE.DB.U". Trading of the Convertible Debentures on the TSX commenced on February 15, 2002. Agnico-Eagle's share purchase warrants (the "Share Purchase Warrants") trade on the TSX and the Nasdaq National Market (the "Nasdaq"). Trading of the Share Purchase Warrants on the TSX and Nasdaq began on November 7, 2002.

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for each of the five fiscal years ended December 31, 2002 and for each quarter during the two fiscal years ended December 31, 2002.

	TSX				NYSE
	High		Low		High	Low
1998	C$	11.55	C$	4.21	$8.00	$2.62
1999		14.25		6.20	9.68	4.00
2000		11.75		7.30	7.93	4.87
2001		18.50		7.97	11.75	5.21
2002		27.59		15.65	17.98	9.83
2001
First Quarter		12.39		7.97	7.99	5.21
Second Quarter		14.40		9.51	9.93	6.01
Third Quarter		18.50		12.27	11.75	8.00
Fourth Quarter		17.90		13.79	11.20	8.60
2002
First Quarter		22.19		15.65	13.90	9.83
Second Quarter		27.59		20.05	17.98	12.70
Third Quarter		26.89		15.98	16.95	9.95
Fourth Quarter		25.38		16.58	15.98	10.56

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for the last six months.

	TSX				NYSE
	High		Low		High	Low
2002
October	C$	25.38	C$	18.71	$15.98	$12.00
November		19.80		16.62	12.56	10.56
December		24.21		16.58	15.45	10.65
2003
January		24.94		19.68	16.47	12.80
February		23.04		19.60	15.20	12.90
March		20.45		16.42	13.94	11.11
April (to April 23)		16.88		14.91	11.45	10.00

        On April 23, 2003, the closing price of the common shares was C$15.60 on the TSX and $10.71 on the NYSE.

        The following table sets forth the high and low sale prices for the Company's Share Purchase Warrants on the TSX and Nasdaq since trading began on November 14, 2002 and November 7, 2002, respectively ("Trading Start").

	TSX		NASDAQ
	High	Low	High	Low
2002
November (from Trading Start)	$3.98	$2.85	$3.80	$3.15
December	5.55	2.86	5.45	3.10
2003
January	5.80	4.50	5.50	4.45
February	5.50	4.35	5.54	4.40
March	4.80	3.18	4.65	3.59
April (to April 23)	3.50	3.00	3.70	3.00

        On April 23, 2003, the closing price of the Share Purchase Warrants was $3.30 on the TSX and $3.00 on the Nasdaq.

        The following table sets forth the high and low sales price for the Convertible Debentures, which commenced trading on February 15, 2002, on the TSX for the four quarters ended December 31, 2002.

	TSX
	High	Low
2002
First Quarter (from February 15)	$113.00	$98.00
Second Quarter	142.00	105.05
Third Quarter	135.00	95.30
Fourth Quarter	139.00	101.25

        The following table sets forth the high and low sales price for the Convertible Debentures, which commenced trading on February 15, 2002, on the TSX for the last six months.

	TSX
	High	Low
2002
October	$139.00	$109.25
November	114.00	101.25
December	129.00	102.00
2003
January	133.00	117.00
February	129.25	115.01
March	120.00	107.00
April (to April 23)	111.00	103.50

        On April 23, 2003, the closing price of the Convertible Debentures was $110.00 on the TSX.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Articles of Amendment

        The Company's articles of incorporation do not place any restrictions on the Company's objects and purposes.

Certain Powers of Directors

        The Business Corporations Act (Ontario) (the "OBCA") requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate; (b) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (c) one for indemnity of or insurance for directors as contemplated under the OBCA; or (d) one with an affiliate. However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

        The Company's by-laws provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of the Company who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Company's behalf other than the normal work ordinarily required of a director of the Company. The by-laws provide that confirmation of any such resolution by the Company's shareholders is not required.

        The Company's by-laws also provide that the directors may: (a) borrow money upon the credit of the Company; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; (c) to the extent permitted by the OBCA, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or other obligation of any person, or otherwise; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Company to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or other obligation of the Company.

        The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of the Company. The OBCA requires the directors to submit any such amendment or repeal to the Company's shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

Meetings of Shareholders

        The OBCA requires the Company to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders' meeting at any time. In addition, in accordance with the OBCA, the holders of not less than 5% of the Company's shares carrying the right to vote at a meeting sought to be held may requisition our directors to call a special shareholders' meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of any annual or special shareholders' meeting. These materials also are filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the "SEC"). The Company's by-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 10% of the Company's issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and special shareholders' meetings.

Authorized Capital

        The Company's authorized capital consists of an unlimited number shares of one class designated as common shares. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares. The Company's common shares do not have pre-emptive rights to purchase additional shares.

Material Contracts

        None.

Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in "Item 10: Additional Information — Taxation" below.

Restrictions on Share Ownership by Non-Canadians

        There are no limitations under the laws of Canada or in the constating documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

        The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada - United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder which is an insurer that carries on business in Canada and elsewhere.

        This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. holders are advised to consult their own tax advisors with respect to their particular circumstances.

        Under the Act and the Treaty, a U.S. holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. holders such as qualifying pension funds and charities.

        In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

        The payment by the Company of principal, or interest on the principal, of the Convertible Debentures to holders who deal at arm's length with the Company within the meaning of the Act is exempt from Canadian withholding tax.

Documents on Display

        The Company's Annual Report 2002 and Notice of Annual Meeting of Shareholders and Management Information Circular dated April 23, 2003, which are exhibits to this Form 20-F, are available at the Company's executive and registered office.

        The Company's filings with the SEC, including exhibits and schedules filed with this Annual Report, may be reviewed at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Agnico-Eagle began to file electronically with the SEC in August 2002.

        Any reports, statements or other information that the Company files with the SEC may be read at the addresses indicated above and some of them may also be accessed electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

        The Company also files reports, statements and other information with the Canadian Securities Administrators and these can be accessed electronically at the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval web site at (http://www.sedar.com).

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Agnico-Eagle is exposed to market risk, including changes in commodity prices, currency exchange rates and interest rates. See Note 9 to the consolidated financial statements on pages 55 to 57 of Exhibit 99C to this Form 20-F for quantitative information about the Company's hedge positions with respect to these market risk categories. As well, please refer to pages 31 and 32 of Exhibit 99C to this Form 20-F for a discussion of the Company's policies to mitigate these risks under the caption "Management's Discussion and Analysis of the Company's Operations and Financial Condition — Risk Profile".

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Pursuant to the instructions to Item 12 of Form 20-F, this information is inapplicable and has not been provided.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None / not applicable

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None / not applicable

ITEM 15.    CONTROLS AND PROCEDURES

        Based on their evaluation of the Company's controls and procedures completed on May 1, 2003, Sean Boyd, President and Chief Executive Officer and David Garofalo, Vice-President, Finance and Chief Financial Officer have concluded that the Company's controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 of the Securities Exchange Act of 1934) are adequate and effective in ensuring the accuracy and integrity of the information provided herein. There have not been any significant changes made in the Company's internal controls and procedures or in other factors that could significantly affect these controls nor have any corrective actions been taken with regard to any significant deficiencies or material weaknesses.

ITEM 16.    RESERVED

ITEM 17.    RESERVED

ITEM 18.    FINANCIAL STATEMENTS

        Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

PART III

ITEM 19.    FINANCIAL STATEMENTS

        The following auditors' report and consolidated financial statements set forth in Exhibit 99C are incorporated herein by reference:

ITEM 20.    EXHIBITS

        Financial Statements.    The consolidated financial statements under Item 18 herein are filed as part of this annual report.

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this annual report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description	Sequential Page Number
A	2002 Annual Report	*
B	Notice of Annual Meeting of Shareholders and Management Information Circular dated April 23, 2003	*
28	Consent of Independent Chartered Accountants	45
99A	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd)	46
99B	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo)	47

*Such exhibits and other information filed by the Company with the Securities and Exchange Commission are available to shareholders upon request at the SEC's public reference section or may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, U.S.A.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Toronto, Canada
May 1, 2003

AGNICO-EAGLE MINES LIMITED
by	/s/ DAVID GAROFALO
David Garofalo, Vice-President, Finance and Chief Financial Officer

CERTIFICATION

        I, Sean Boyd, President and Chief Executive Officer of Agnico-Eagle Mines Limited ("Agnico-Eagle"), certify that:

1.
I have reviewed this annual report on Form 20-F of Agnico-Eagle;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Agnico-Eagle as of, and for, the periods presented in this annual report;

4.
David Garofalo, Vice-President, Finance and Chief Financial Officer of Agnico-Eagle and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Agnico-Eagle and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to Agnico-Eagle, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated in the effectiveness of Agnico-Eagle's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
Mr. Garofalo and I have disclosed, based on our most recent evaluation, to Agnico-Eagle's auditors and the audit committee of Agnico-Eagle's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect Agnico-Eagle's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
Mr. Garofalo and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	by:	/s/ SEAN BOYD
Toronto, Canada, May 1, 2003		Sean Boyd President and Chief Executive Officer

CERTIFICATION

        I, David Garofalo, Vice-President, Finance and Chief Financial Officer of Agnico-Eagle Mines Limited ("Agnico-Eagle"), certify that:

1.
I have reviewed this annual report on Form 20-F of Agnico-Eagle;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Agnico-Eagle as of, and for, the periods presented in this annual report;

4.
Sean Boyd, President and Chief Executive Officer of Agnico-Eagle and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Agnico-Eagle and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to Agnico-Eagle, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated in the effectiveness of Agnico-Eagle's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
Mr. Boyd and I have disclosed, based on our most recent evaluation, to Agnico-Eagle's auditors and the audit committee of Agnico-Eagle's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect Agnico-Eagle's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
Mr. Boyd and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	by:	/s/ DAVID GAROFALO
Toronto, Canada, May 1, 2003		David Garofalo Vice-President, Finance and Chief Financial Officer

Exhibit 28

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

        We consent to the incorporation by reference in this Annual Report on Form 20-F of Agnico-Eagle Mines Limited of our report dated February 18, 2003, with respect to the consolidated financial statements of Agnico-Eagle Mines Limited included in the 2002 Annual Report to Shareholders of Agnico-Eagle Mines Limited.

Toronto, Canada, February 18, 2003	/s/ ERNST & YOUNG LLP Ernst & Young LLP Chartered Accountants

Exhibit 99A

Certification of Chief Executive Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

I, Sean Boyd, President and Chief Executive Officer of Agnico-Eagle Mines Limited ("Agnico-Eagle"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.
The Annual Report on Form 20-F of Agnico-Eagle for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Agnico-Eagle.

	by:	/s/ SEAN BOYD
Toronto, Canada, May 1, 2003		Sean Boyd President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Agnico-Eagle and will be retained by Agnico-Eagle and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99B

Certification of Chief Executive Officer pursuant to
Title 18, United States Code, Section 1350, as adopted pursuant to
Section 906 of The Sarbanes-Oxley Act of 2002

I, David Garofalo, Vice-President, Finance and Chief Financial Officer of Agnico-Eagle Mines Limited ("Agnico-Eagle"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

1.
The Annual Report on Form 20-F of Agnico-Eagle for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Agnico-Eagle.

	by:	/s/ DAVID GAROFALO
Toronto, Canada, May 1, 2003		David Garofalo Vice-President, Finance and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Agnico-Eagle and will be retained by Agnico-Eagle and furnished to the Securities and Exchange Commission or its staff upon request.

QuickLinks

TABLE OF CONTENTS
PRELIMINARY NOTE
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. RESERVED
  ITEM 17. RESERVED
  ITEM 18. FINANCIAL STATEMENTS
PART III
  ITEM 19. FINANCIAL STATEMENTS
  ITEM 20. EXHIBITS
SIGNATURES
CERTIFICATION
CERTIFICATION
Exhibit 28 – CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS
Exhibit 99A – CERTIFICATION OF CHIEF EXECUTIVE OFFICER
Exhibit 99B – CERTIFICATION OF CHIEF EXECUTIVE OFFICER