Form 20-F
period 2004-01-01
AGNICO EAGLE MINES LTD
filed 2004-05-18
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
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

84,469,804 Common Shares as of December 31, 2003

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

i

PRELIMINARY NOTE

        Exhibit 99C:    Attached hereto as Exhibit 99C is the Registrant's 2003 Audited Annual Financial Statements and Management's Discussion and Analysis (prepared in accordance with US GAAP) containing information incorporated by reference in answer or partial answer to certain items of this Form 20-F including consolidated financial statements as at and for the years ended December 31, 2003 and 2002, and the related notes, together with the auditors' report thereon and the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2003.

        Exhibit 99D:    Attached hereto as Exhibit 99D is the Registrant's Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated March 31, 2004, used in connection with the annual meeting of shareholders to be held on May 28, 2004 containing information incorporated by reference in answer or partial answer to certain items of this Form 20-F.

        Currencies:    The Registrant presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F (and in Exhibit 99C) are stated in United States dollars (US dollars, $, or US$), except where otherwise indicated. All dollar amounts in Exhibit 99D are stated in Canadian dollars, except where otherwise indicated. See "Item 3: Key Information — Selected Financial Information - Currency Exchange Rates" for a history of exchange rates of Canadian dollars into US dollars.

        Generally Accepted Accounting Principles:    Effective January 1, 2002, the Registrant changed its primary basis of financial reporting from Canadian generally accepted accounting principles ("Canadian GAAP") to United States generally accepted accounting principles ("US GAAP") due to its substantial US shareholder base and to maintain comparability with other gold mining companies. All references to financial results herein are to those calculated under US GAAP. Financial statements and Management's Discussion and Analysis under Canadian GAAP are prepared and distributed to shareholders for statutory reporting purposes.

        Forward-Looking Information:    Certain statements in this Form 20-F and the documents incorporated herein by reference as Exhibits 99C and 99D constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and other metals produced by the Registrant; industry capacity; the ability of the Registrant to implement its business strategy; and changes in, or the failure to comply with, government regulations (especially safety and environmental laws and regulations). See also "Item 3: Key Information - Risk Factors", under the subheadings "Recent Losses", "Metal Price Volatility", "Dependence on the LaRonde Division", "Uncertainty of Production Estimates", "Cost of Exploration and Development Programs", "Total Cash Operating Costs of Gold Production at the LaRonde Mine", "Restrictions in the Bank Credit Facility", "Competition for and Scarcity of Mineral Lands", "Risk of Acquisitions", "Uncertainty of Mineral Reserve and Mineral Resource Estimates", "Mining Risks and Insurance", "Laws and Regulations", "Currency Fluctuations", and "Interest Rate Fluctuations".

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3.    KEY INFORMATION

Selected Financial Data

        The following selected financial data for each of the years in the five-year period ended December 31, 2003 are derived from the consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") audited by Ernst & Young LLP. The selected financial data should be read in conjunction with management's discussion and analysis of the Company's operations and financial condition, the consolidated financial statements and accompanying notes in Exhibit 99C to this Form 20-F and other financial information included elsewhere in this Form 20-F.

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of USdollars, US GAAP basis)
Income Statement Data
Revenues from mining operations (1)	126,820	108,027	96,043	63,676	23,392
Interest and sundry income	2,775	1,943	5,752	2,145	(5,519)

	129,595	109,970	101,795	65,821	17,873

Production costs(1)	104,990	75,969	67,009	49,997	28,447
Exploration expense	5,975	3,766	6,391	3,213	3,838
Equity loss in junior exploration company(2)	1,626	—	—	—	—
Amortization	17,504	12,998	12,658	9,220	4,479
General and administrative	7,121	5,530	4,461	4,223	4,044
Capital taxes	1,240	829	1,551	1,301	1,192
Interest	9,180	7,341	12,917	5,920	5,583
Foreign exchange (gain) loss	72	(1,074)	(336)	890	1,401
Write down of mining properties and other (3)	—	—	—	—	974

Income (loss) before income and mining taxes (recoveries)	(18,113)	4,611	(2,856)	(8,943)	(32,085)
Income and mining taxes (recoveries)	(358)	588	2,862	(3,906)	(13,016)

Income before cumulative catch-up adjustment	(17,755)	4,023	(5,718)	(5,037)	(19,069)
Cumulative catch-up adjustment(1),(5)	(1,743)	—	—	(1,831)	—

Net income (loss)	(19,498)	4,023	(5,718)	(6,868)	(19,069)

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	(0.21)	0.06	(0.09)	(0.09)	(0.36)

Net income (loss) per share — basic and diluted	(0.23)	0.06	(0.09)	(0.12)	(0.36)

Weighted average number of shares outstanding — basic	83,889,115	70,821,081	61,333,630	54,446,693	53,331,268
Weighted average number of shares outstanding — diluted	83,889,115	71,631,263	61,333,630	54,446,693	53,331,268
Total common shares outstanding	84,469,804	83,636,861	67,722,853	56,139,480	54,216,771
Dividends declared per common share	0.03	0.03	0.02	0.02	0.02
Balance Sheet Data (at end of period)
Mining properties (net)	399,719	353,059	301,221	281,497	221,067
Total assets	637,101	593,807	393,464	364,333	297,015
Long term debt (4)	143,750	143,750	151,081	186,261	131,458
Reclamation provision and other liabilities(5)	15,377	5,043	4,055	5,567	5,433
Shareholders' equity(6)	400,723	397,693	198,426	124,361	128,569

Notes:

(1)
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

(2)
As a result of issuances of stock by, Sudbury Contact Mines Limited ("Sudbury Contact"), the Company's interest in Sudbury Contact was diluted to below 50% during 2003. The Company therefore no longer consolidates the results of Sudbury Contact but accounts for its investment using the equity method of accounting. The Company now reports its share of losses in Sudbury Contact as a separate line item in the financial statements. The Company began using the equity method to account for its interest in Sudbury Contact on September 1, 2003.

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

For
the year ended December 31, 2003, interest expense was $9.2 million (2002 — $7.3 million; 2001 — $12.9 million; 2000 — $5.9 million; 1999 — $5.6 million) and cash interest payments were $8.0 million (2002 — $24.4 million; 2001 — $10.4 million; 2000 — $4.4 million; 1999 — $5.6 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Senior Notes. See Note 4(b) to the consolidated financial statements on page 33 of Exhibit 99C to this Form 20-F.

(5)
Effective January 1, 2003, the Company adopted the provisions of FASB Statement No. 143 ("FAS 143") related to asset retirement obligations. FAS 143 applies to legal obligations resulting from the construction, development and operation of long-lived assets, such as mining assets. This standard requires companies to recognize the present value of reclamation costs as a liability in the period the legal obligation is incurred. The Company estimated the final reclamation provision taking into account current circumstances such as projected mine life at the end of 2003 and current throughput. Subsequent revisions to the final reclamation estimate could result from legislative changes or changes in the underlying assumptions — such as life-of-mine.

For
periods prior to January 1, 2003, estimated future reclamation costs were based primarily on legal, environmental and regulatory requirements. Future reclamation costs for the Company's inactive mines were accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates included, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates were reflected in income in the period an estimate was revised.

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

In
2002, the Company completed a public offering of 13,800,000 units, each unit consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting issue costs of $9.1 million. Each whole share purchase warrant ("Share Purchase Warrant") entitles the holder to acquire one common share for a price of $19 at any time on or prior to November 14, 2007. If all outstanding Share Purchase Warrants are exercised, the Company would be required to issue an additional 6,900,000 common shares. See Note 6(c) to the consolidated financial statements on page 36 of Exhibit 99C to this Form 20-F. In 2001, the Company completed a public offering of 10,350,000 common shares at $7.90 per common share for net proceeds of $76.2 million. See Note 6(c) to the consolidated financial statements on page 37 of Exhibit 99C to this Form 20-F.

In
2003, the Company issued 255,768 common shares (2002 — 40,161; 2001 — 200,000; 2000 — 475,000) under a flow-through share private placement for proceeds of $3.6 million (2002 — $0.6 million; 2001 — $2.5 million; 2000 — $3.6 million) net of share issue costs. See Note 6(b) to the consolidated financial statements on page 36 of Exhibit 99C to this Form 20-F.

Currency Exchange Rates

        All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. The following tables present, in Canadian dollars, the exchange rates for the US dollar, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal

Reserve Bank of New York (the "Noon Buying Rate"). On May 10, 2004, the Noon Buying Rate was US$1.00 equals C$1.3935.

	Year Ended December 31,
	2003	2002	2001	2000	1999
High	1.5750	1.6128	1.6023	1.5592	1.5302
Low	1.2923	1.5108	1.4933	1.4350	1.4440
End of Period	1.2923	1.5800	1.5925	1.4995	1.4440
Average	1.4012	1.5704	1.5519	1.4855	1.4828
	2004			2003
	March	February	January	December	November	October
High	1.3480	1.3442	1.3340	1.3405	1.3362	1.3481
Low	1.3080	1.3108	1.2690	1.2923	1.2973	1.3403
End of Period	1.3100	1.3405	1.3265	1.2923	1.2973	1.3195
Average	1.3286	1.3299	1.2958	1.3128	1.3130	1.3221

Risk Factors

Recent Losses

        Although the Company reported net income for the year ended December 31, 2002, it incurred net losses in the five preceding years and for the year ended December 31, 2003. For a discussion of the factors contributing to the losses, please refer to pages 1 to 21 in Exhibit 99C to this Form 20-F under the caption "Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations." The Company's profitability depends on the price of gold, gold production, total cash operating costs, the prices and production levels of by-product zinc, silver and copper and other factors discussed in this section of the Form 20-F. Substantially all of these factors are beyond the Company's control and there can be no assurance that the Company will return to profitability in the near future.

Metal Price Volatility

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis, making use of hedging strategies where appropriate to ensure an adequate return to shareholders on new projects. In addition, in accordance with the Company's revolving bank credit facility, the Company has purchased put options to ensure projected revenues from sales of gold are sufficient to reasonably ensure that the Company will be in compliance with the financial and other covenants of the facility. See "Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations - Risk Profile" on pages 10 to 13 of Exhibit 99C to this Form 20-F for more details of the Company's hedging activities. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions, and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total production costs and remains at such a level for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. The prices received for the Company's by-products (zinc, silver and copper) affect the Company's ability to meet its targets for total cash operating cost per ounce of gold produced. By-product prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally implements hedging strategies to mitigate the effects of fluctuating by-product metal prices.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2003	2002	2001	2000	1999
High price ($ per ounce)	417	350	293	313	326
Low price ($ per ounce)	323	278	256	264	253
Average price received ($ per ounce)	368	312	273	278	274

        On May 10, 2004, the London P.M. Fix was $375 per ounce of gold.

        Based on 2004 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from 2003 market average prices are as follows:

Income per share
Gold	0.08
Zinc	0.03
Silver	0.02
Copper	0.01

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

        A rock fall that occurred in two production stopes during the first quarter of 2003 led to an initial 20% reduction in the Company's 2003 gold production estimate from 375,000 ounces to 300,000 ounces. Production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further reduction in the production estimate by 21%, ending the year with 236,653 ounces of gold.

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

Total Cash Operating Costs of Gold Production at the LaRonde Mine

        The Company's total cash operating costs to produce an ounce of gold are dependent on a number of factors, including primarily the prices and production levels of by-product zinc, silver and copper, the revenue from which is offset against the cost of gold production, the US dollar/Canadian dollar exchange rate, smelting and refining charges and the net profit royalty on metal production from the adjacent El Coco Property, which is affected by all of these factors and the gold price. All these factors are beyond the Company's control.

        Total cash operating cost data is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

Restrictions in the Bank Credit Facility

        The Company's $125 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets, make expenditures relating to the LaRonde Mine or the El Coco Property, except as set forth in a mine development plan delivered pursuant to the credit facility. Further, the bank credit facility requires the Company to maintain specified financial ratios, meet financial condition covenants and satisfy completion tests related to the expansion of the LaRonde Mine. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts outstanding, if an event of default under the bank credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine and the El Coco Property. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

        In 2003, the Company was unable to achieve its completion test and was in default of its interest coverage covenants. These events were waived by the lenders syndicate for the third and fourth quarters of 2003. The syndicate also extended the deadline for achieving the completion test to September 30, 2004.

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

Uncertainty of Mineral Reserve and Mineral Resource Estimates

        The figures for mineral reserves and mineral resource presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resource. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $325 per ounce gold price. While gold prices were generally above $325 per ounce in 2003, for the previous four years the market price of gold has been, on average, below $325 per ounce. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

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

Laws and Regulations

        The Company's mining and mineral processing operations and exploration activities are subject to extensive Canadian federal and provincial laws and regulations, and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, and closing, reclaiming and rehabilitating mines and other facilities. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

        In January 2003, the Company received a notice of infraction from the Quebec Ministry of the Environment in connection with a controlled discharge of water of excess toxicity, which was carried out over a three-month period in the summer of 2002. The purpose of the discharge was to establish favourable construction conditions for the increase of tailings pond capacity in the autumn of 2002. No fine was payable in respect of the notice of infraction, "however, the notice required production of a report detailing the causes of algae proliferation at the LaRonde Mine, which was delivered in 2003."

        Under mine closure plans originally submitted to the Minister of Natural Resources in Québec in 1996, the estimated current reclamation costs for the LaRonde Division and the Bousquet property are approximately $17 million and $6 million respectively. These reclamation plans are subject to approval by the Minister of Natural Resources and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with attendant higher costs. In addition, the Minister of Natural Resources may require that the Company provide financial assurances to support such plans. At December 31, 2003, the Company had a total reclamation provision of $11.7 million, with $5.8 million allocated for the LaRonde Division and $5.9 million allocated for Bousquet.

        Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. On this basis, the Company recorded its annual reclamation provision for the LaRonde Division at approximately $5 per ounce of gold produced. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. (See Note 6 to the table under the caption "Item 3 Key Information — Selected Financial Information" for an explanation of the new standard.) The application of the new provisions resulted in the Company recording a one-time, net of tax, non-cash charge of $1.7 million on January 1, 2003 reflecting the cumulative effect of adopting this standard.

Currency Fluctuations

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 1999 to December 31, 2003, the Noon Buying Rate fluctuated from a high of C$1.6128 to a low of C$1.2923. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2004 after-tax operating results, a 10% change in the average annual US dollar/Canadian dollar exchange rate would affect net income by approximately $0.06 per share. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Company's foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

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

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec and exploration and development activities in Canada and the western United States. The Company's operating history includes almost three decades of continuous gold production primarily from underground operations. Since its formation in 1972, the Company has produced over three million ounces of gold. In 2003, the Company produced approximately 236,653 ounces of gold at total cash operating costs of $269 per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production. However, the Company has purchased put options that will allow it to set a floor price of $260 per ounce on a portion of its gold production over the next five years. For a definition of terms used in the following discussion, see the section entitled "Mineral Reserve and Mineral Resource" on page 18.

        The Company's principal operating divisions are the LaRonde Division and the Exploration Division. The LaRonde Division consists of the LaRonde Mine and the El Coco Property, both of which are 100% owned and operated by the Company. The LaRonde Mine, with its single production shaft (the "Penna Shaft"), currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Division has produced over 2.3 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 7,380 feet, which the Company believes makes it the deepest single-lift shaft in the Western Hemisphere. Production was expanded at the LaRonde Mine to 7,000 tons of ore treated per day in October 2002. An extensive surface and underground exploratory drilling program to delineate additional mineral reserve began in 1990 and is continuing. The program successfully outlined several ore zones and a large mineral resource to the east of what was, at the time, the main production shaft. As at December 31, 2003, the LaRonde Division had established proven and probable mineral reserves of approximately 5.0 million ounces of contained gold, a total mineral reserve and indicated mineral resource base of approximately 5.3 million ounces of gold and an inferred mineral resource of 2.9 million ounces of gold.

        The Company's strategy is to focus on the continued exploration, development and expansion in the region of the LaRonde Mine with a view to increasing annual gold production and gold mineral reserve and to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses. Expenditures on the expansion of the LaRonde Mine and surrounding region in the last three fiscal years were $156.1 million. Of this amount, $55.0 million was spent in 2003 comprising $42.0 million of capital expenditures at the LaRonde Mine, $9.1 million for the purchase of the Lapa property 7 miles to the east of LaRonde, and $3.9 million for the purchase of the Bousquet property, immediately adjacent to the west and south of the LaRonde Mine. Proposed 2004 sustaining and project capital expenditures at LaRonde together with regional projects is $36.9 million. The financing for these expenditures is expected to be from internally generated cash flow from operations and from the Company's existing cash balances. Depending on the success of the exploration programs at this and other properties, the Company may be required to make additional capital expenditures for exploration, development and preproduction.

        In addition, the Company continuously evaluates opportunities to make strategic acquisitions. On April 22, 2004, the Company announced that it had entered into an agreement to purchase from Dunross & Co. AB, for approximately $10.8 million, 12.7 million common shares in Riddarhyttan Resources AB, a Swedish public company with a 100% interest in an advanced gold exploration project in Finland. After giving effect to this transaction, which is expected to close on or about May 14, 2004, the Company will have a 14.1% ownership interest in Riddarhyttan Resources AB and two representatives on Riddarhyttan's board of directors. The Company has no present commitments or agreements with respect to any other acquisitions.

        The Company, through its Exploration Division, focuses its exploration activities primarily on the identification of new mineral reserve, resource and development opportunities in the proven producing regions of Canada, with a particular emphasis on northwestern Quebec. The Company currently directly manages exploration on 52 properties in central and eastern Canada. In addition, the Company continuously evaluates opportunities to make strategic acquisitions, although it has no present commitments or agreements with respect to any material acquisitions.

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

        On December 19, 1989, Agnico-Eagle acquired the remaining 57% interest in Dumagami Mines Limited not already owned by it as a consequence of the amalgamation of Dumagami Mines Limited with a wholly-owned subsidiary of Agnico-Eagle, to continue as one company under the name Dumagami Mines Inc. ("Dumagami"). On December 29, 1992, Dumagami transferred all of its property and assets, including the LaRonde Mine, to Agnico-Eagle and was subsequently dissolved. On December 8, 1993, the Company acquired the remaining 46.3% interest in Goldex Mines Limited not already owned by it, as a consequence of the amalgamation of Goldex Mines Limited with a wholly-owned subsidiary of the Company, to continue as one company under the name Goldex Mines Limited. On January 1, 1996, the Company amalgamated with two wholly-owned subsidiaries, including Goldex Mines Limited.

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

        The Company's owns a 49.9% interest in Sudbury Contact, a public company incorporated under the laws of Ontario and listed on The Toronto Stock Exchange. Sudbury Contact is a junior exploration company which explores for diamonds and precious metals. Sudbury Contact focuses its exploration on the identification of new mineral reserves and development opportunities in Canada and the United States, with particular emphasis in Ontario, the Nortwest Territories, Nevada and Idaho.

        On March 18, 2004, the Company announced that Staff of the Ontario Securities Commission ("OSC Staff") advised the Company by letter dated March 17, 2004 that OSC Staff are contemplating commencing proceedings against the Company and two members of management in relation to the timing and content of the Company's disclosure concerning the rock fall that occurred at the LaRonde Mine in the first quarter of 2003. The Company has responded in writing to the OSC Staff and is awaiting their reply.

Business Overview

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        First, the Company and its predecessors have over 35 years of experience and expertise in metals mining, including nearly three decades of continuous gold production. The Company's operations are located in areas that are supportive of the mining industry. These operations are concentrated in one of North America's principal gold-producing regions.

        Second, the Company believes that it can regain its status as one of the low total cash operating cost producers in the North American gold mining industry. Despite total cash operating costs per ounce of gold of $269 for 2003, which increased in part because of the rescheduling of stope mining sequencing required as a result of the rock fall that occurred during the first quarter of 2003, the Company anticipates it will achieve significant improvements in these measures through its dedication to cost-efficient mining operations, the strength of its byproduct revenue and the economies of scale afforded by its large single shaft mine. In addition, the Company believes its highly motivated work force will contribute significantly to continued operational improvements and achievement of low cost producer status.

        Third, the Company's existing operations at the LaRonde Division provide a sound economic base for additional mineral reserve and production development at the property. Since 1990, an extensive surface and underground exploration program has identified several ore zones at depths ranging from 300 feet to over 10,000 feet below surface, at which point mineralization remains open at depth and to the west. Production from these ore zones began in 1999. In October 2000, the Company expanded its operations at the LaRonde Division to 5,000 tons of ore treated per day and in 2001 commenced a further expansion to 7,000 tons of ore treated per day which was completed in October 2002.

        Fourth, the Company's senior management team has an average of 25 years of operating and exploration experience in the mining industry. Management's significant experience has been instrumental in the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Division is expected to benefit the Company's current expansion program in the region.

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

        The Company continues to focus its resources and efforts on the exploration, development and expansion of the LaRonde Mine with a view to increasing annual gold production and gold mineral reserve. The Company is conducting an aggressive drilling program at the LaRonde Division to increase its mineral reserve base and transfer mineral resource to the mineral reserve category. In 2003, although LaRonde's proven and probable reserves were essentially unchanged on a tonnage basis, on the basis of contained gold ounces the Company added approximately 1.0 million ounces of gold to proven and probable mineral reserve, including replacement of 252,000 ounces of gold mined (before mill recoveries and smelter charges). As a result, the LaRonde Division's current proven and probable mineral reserve and indicated mineral resource base is estimated to contain approximately 5.3 million ounces of gold, 70.8 million ounces of silver, 2.3 billion pounds of zinc and 291 million pounds of copper, of which proven and probable mineral reserves are 5.0 million ounces of gold, 68.2 million ounces of silver, 2.2 billion pounds of zinc and almost 271.0 million pounds of copper. There is an additional 13.3 million tons of inferred mineral resource containing almost 2.9 million ounces of gold that will be the focus of the resource to reserve conversion program in 2004. The new underground workings at the Penna Shaft will provide a base from which the Company can conduct its drilling program of 161,000 feet in 2004. Project and sustaining capital expenditures at the LaRonde Division in 2004 are expected to be approximately $22.9 million for construction of underground infrastructure and development of the ore zones accessible from the Penna Shaft required to sustain production at the expanded rate of 7,000 tons-per-day. For 2004, budgeted capital expenditures for Goldex, Lapa, and Bousquet and Ellison are $4.7 million, $3.2 million and $2.3 million, respectively. A further $3.8 million of expenditures in 2004 is planned at LaRonde II for drilling and feasibility studies aimed at converting the inferred resources to reserves and expanding the resource base. There can be no assurance that the Company will not revise its anticipated capital expenditure program.

        In the first quarter of 2003, a rock fall of an estimated 30,000 tons occurred in two production stopes above Level 215 at 7,050 feet below surface during routine operations at the LaRonde Mine. The rock fall did not cause any injuries to employees, damage to equipment or loss of mineral reserves. However, the incident limited the Company's ability to extract ore from the higher grade areas of the mine. Remedial steps were taken, the fallen ore was extracted and the void was backfilled with cemented rock fill. Recovery studies also established that the mining width on four blocks needed to be narrower to establish more quickly the pyramid sequence. This narrowing of stope sizes was a contributing factor to the lower than budget gold production for 2003. In the third quarter of 2003, production drilling challenges further limited the Company's ability to mine higher grade mining blocks in the gold-copper mining areas in the lower part of the mine. As a result, mining activity was concentrated in the zinc-silver rich zones in the upper part of Zone 20 North rather than the higher grade gold stopes in Zone 20 North at depth. This re-sequencing of production resulted in lower than anticipated gold production in 2003 and pushed into future years gold production initially scheduled for 2003.

        The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company has been able to acquire control of exploration properties at favourable prices. The Company's approach to property acquisition has evolved to include joint ventures and partnerships and the acquisition of producing properties and, more recently, has evolved to include consideration of properties outside of Canada and the United States. The Company is currently considering opportunities to acquire development and producing properties in both North and South America.

        In the first quarter of 2004 there were two accidents claimed the lives of an employee and a contract miner. No regulatory or other action has been initiated against the Company in connection with these industrial accidents. The Company's LaRonde mine remains one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and all of its employees continue with a focused effort to improve workplace safety.

Mining Legislation and Regulation

        The mining industry in Canada operates under both federal and provincial legislation governing the exploration, development, operation and decommissioning of mines and mineral processing facilities. Such legislation relates to the method of acquisition and ownership of mining rights, labour, occupational or worker health and safety standards, royalties, mining, exports, reclamation, closure and rehabilitation of mines, and other matters.

        The mining industry in Canada is also subject to extensive laws and regulations at both the federal and provincial levels concerning the protection of the environment. The primary federal and provincial regulatory authorities with jurisdiction over the Company's mining operations in respect of environmental matters are the Department of Fisheries and Oceans, the Quebec Ministry of the Environment and the Quebec Ministry of Natural Resources. The construction, development and operation of a mine, mill or refinery requires compliance with applicable environmental laws and regulations and/or review processes including the obtaining of land use permits, water permits, air emissions certifications, hazardous substances management and similar authorizations from various governmental agencies. Environmental laws and regulations impose high standards on the mining industry to reduce or eliminate the effects of waste generated by mining and processing operations and subsequently deposited on the ground or emitted into the air or water. Laws and regulations regarding the decommissioning, reclamation and rehabilitation of mines may require approval of reclamation plans, the provision of financial assurance and the long-term management of former mines.

        In Quebec, mining rights are governed by Mining Act (Quebec). In 1966, the mining concession system set out for Crown lands containing mineralized zones by the Mining Act (Quebec) was replaced by a system of claims and mining leases. A claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land. Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of 10 years.

Organizational Structure

        The Company currently owns a 49.9% interest in Sudbury Contact Mines Limited, an Ontario corporation the common shares of which trade on The Toronto Stock Exchange. Historically and until August 31, 2003 Sudbury Contact had been a subsidiary of the Company. However in 2003, through a series of equity financings, Sudbury Contact became more financially independent and the Company's ownership was diluted to less than 50%. Accordingly, Sudbury Contact is no longer a subsidiary of the Company and the Company no longer consolidates Sudbury Contact's operations with its own. The Company now uses the equity method to account for its interest in Sudbury Contact. It continues to have a common management team with the Company and some of its directors are also directors of the Company. The Company does not have any significant subsidiaries.

Property, Plant and Equipment

LaRonde Division Property

        The Company's LaRonde Division consists of the LaRonde property and the adjacent El Coco property (collectively the "LaRonde Mine"), both of which are 100% owned and operated by the Company. The LaRonde Division operates under mining leases obtained from the Quebec Ministry of Natural Resources and under certificates of approval granted by the Quebec Ministry of the Environment. The LaRonde property consists of 35 contiguous mining claims and a provincial mining lease (which is automatically renewable annually upon payment of a small fee) totalling approximately 2,785 acres. The El Coco property consists of 22 contiguous mining claims and a mining lease owned by the Company, totalling approximately 888 acres. The El Coco property was acquired from Barrick Gold Corporation in June 1999 and is subject to a 50% net profits interest in future production from approximately 500 meters (1,640 feet) east of the LaRonde property boundary. This area of the property is substantially mined out and therefore the Company does not expect to pay royalties in 2004. The remaining 1,500 meters (4,921 feet) is subject to a 4% net smelter return royalty. The LaRonde Mine includes underground operations at both the El Coco and the LaRonde properties, both accessed from the Penna Shaft, a mill, treatment plant, secondary crusher building and related facilities. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property.

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

        Four mining methods have historically been used at the LaRonde Mine: open pit for the two surface deposits, sublevel retreat, longitudinal retreat with cemented backfill, and transverse open stoping with both cemented and unconsolidated backfill. The primary source of ore at the LaRonde Mine continues to be from underground mining methods. During 2003, two methods were used: longitudinal retreat with cemented backfill and transverse open stoping with both cemented and unconsolidated backfill. In the underground mine, sublevels are driven at 100 foot and 130 foot intervals, depending on the depth. Stopes are undercut in 45-foot panels. In the longitudinal method, panels are mined in 45-foot sections and backfilled with 100% cemented rock fill or paste fill. In the transverse open stoping method, 50% of the ore is mined in the first pass and filled with cemented rock fill or paste fill from the paste backfill plant completed two years ago located on the surface at the milling facility. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock fill or paste fill.

        Currently, water is treated at various facilities at the LaRonde Division. Prior to the water entering the tailings pond system, cyanide is removed at a cyanide destruction facility using a sulphur dioxide (Inco) process. A secondary treatment plant located between the #1 and #2 polishing ponds uses a peroxysilica process to complete the cyanide destruction process. In addition, water with higher than permissible acidity is treated by lime in the mill complex prior to being released to the environment. In the first quarter of 2004, in response to revised Federal mining effluent regulations, the Company completed and commissioned a new water treatment plant that will eliminate tailing effluent toxicity immediately prior to discharge. The plant uses a biological treatment process. Prior to the completion of the water treatment plant, the Company retained excess water in its tailing pond complex. At the end of March 2004 treated water released from the plant successfully passed a toxicity test. The flow rate is steadily being increased as the biomass continues to build up.

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

        The milling complex consists of a grinding, gravity, copper flotation, zinc flotation, and a precious metals recovery circuit and refinery. A copper concentrate containing approximately 75% of the gold and byproduct silver and copper is recovered. The zinc flotation circuit produces a zinc concentrate containing approximately 5% of the gold. The remaining 20% is recovered partly by the gravity circuit (5%) and the precious metals circuit including a new refinery using the Merrill Crowe process (15%) and shipped as doré bars. Both the zinc and copper flotation circuits consist of a series of column and mechanical cells that sequentially increase the zinc concentrate and copper concentrate quality. In 2003, zinc recoveries averaged 78.2% with peak monthly recovery rates exceeding 82.5% on a daily basis (83.1% on a monthly basis). Zinc concentrate quality has averaged over 53.28% zinc. Copper recoveries have averaged over 80.3%, however, with peak monthly recovery rates of 92.0% on a daily basis (86.2% on a monthly basis). Copper concentrate quality averaged 17.1% for the year.

        Since commercial production began in 1988, gold recoveries have averaged over 92%. During 2003, gold recoveries averaged over 91%. During 2003, the mill processed approximately 2.4 million tons of ore, averaging 6,708 tons of ore treated per day and operating over 89.6% of available time.

Development

        In the latter half of 2003, development was focussed on preparing mining blocks well in advance of their planned production to mitigate the impact of any unforeseen development delays on production. Development also focused on completing ramp development between Level 194 and Level 215. This ramp development was completed in the third quarter of 2003 bringing about additional mining flexibility as mining equipment is no longer captive on mining horizons between these levels. Development along Level 215 continued in 2003 as the Level 215 drift continued toward the western property boundary. This drift is a base for our continued drilling on Zone 20 North at depth. For 2004, development crews will focus on continuing the Level 215 drift to the west as drilling from this level is pivotal to the Company's ongoing testing of Zone 20 North at depth and to the west.

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

        On a tonnage basis, the LaRonde Division's combined proven and probable mineral reserve and indicated mineral resource decreased 2.9% to 41.1 million tons, of which 37.7 million tons are mineral reserves, while LaRonde's inferred mineral resource decreased by 9.2 million tons to 13.9 million tons. Including past production, which reached almost 2.4 million ounces of gold in 2003, LaRonde is known to host a total of over 7.5 million gold ounces (and is thought to host an additional 2.9 million gold ounces in the inferred resource category). Most of the increase was due to continued successful exploration results at depth.

        In 2003, drilling targeted continued definition of Zone 20 North, delineation and definition drilling of Zone 7, deep exploration testing the extension of Zone 20 North at depth and to the west. The Zone 7 drilling program was largely completed in 2003 with the first production mining block from Zone 7 being mined in January 2004. The testing of Zone 20 North at depth and to the west will continue into 2004 now that the property boundary constraints have been removed with the Company's purchase of the Bousquet property.

        Zone 20 North has developed into what the Company believes is one of the largest gold bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. The following table summarizes Zone 20 North's contribution to the LaRonde Mine's mineral reserve and resource.

	Mineral Reserve and Indicated Mineral Resource	Inferred Mineral Resource
Total LaRonde Property	5.3 million ounces(1)	2.9 million ounces
Zone 20 North	4.9 million ounces (98%)	2.8 million ounces (97%)

Note:

(1)
Of the 5.3 million ounces of combined mineral reserve and indicated mineral resource, 5.0 million ounces is mineral reserve.

(2)
Of the 4.9 million ounces of combined mineral reserve and indicated mineral resource, 4.6 million ounces is mineral reserve.

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

        Drilling results in 2003 continued to delineate and increase the size of the zone while demonstrating the transformation from a zinc/silver ore body to a gold deposit at depth. One of the most significant results of the year was obtained from drill hole 3215-68A. The drill hole intersected the following values:

		Interval (ft)
Drill Hole	True Thickness (ft)			Gold (oz/ton) Cut (1.5 oz)
		From:	To:		Silver (oz/ton)	Copper (%)	Zinc (%)
3215-68A (North)	45.9	4,160.0	4,245.0	0.19	2.21	0.61	1.87

        The result is significant because of the reoccurrence of the massive sulphide bands with locally up to 15% chalcopyrite mineralization and the reoccurrence of zinc values. The value was located 4,352 feet to the west of the Penna Shaft, on the recently acquired Terrex Property, representing the most westerly drill hole completed on Zone 20 North at depth.

        The 2003 development and drilling results have indicated the following:

  •
  Existence of a higher grade gold core at depth.

  •
  Existence of multiple lenses at depth that are open for further exploration.

  •
  Zone 20 North is open for further expansion at depth and more importantly on the recently acquired Bousquet and Terrex properties to the west and south.

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

        Zone 20 South is located approximately 400 feet south of Zone 20 North. It consists of at least two known disseminated to massive sulphide gold/copper/zinc-bearing lenses made up of 80% to 90% pyrite, 5% to 10% sphalerite and 1% to 3% chalcopyrite. The Zone 20 South horizon has been traced over a vertical distance of 5,300 feet and a horizontal distance of 400 feet, with a mineralized thickness varying from 10 feet to 40 feet. In 1999, Agnico-Eagle acquired the El Coco property adjacent to and immediately east of the LaRonde property. The El Coco property contains the eastern extension of Zone 20 South. The current mineral reserve position on Zone 20 South on LaRonde is 189,600 ounces and on the El Coco property is 3,900 ounces. In 2003, approximately 114,100 tons grading 0.14 ounces per ton gold were mined from Zone 20 South on the LaRonde property and over 178,800 tons grading 0.17 ounces per ton gold were mined from Zone 20 South on the El Coco property.

        Reserves in Zone 20 South in the upper Penna shaft area and on the El Coco property in particular are depleting rapidly. The bulk of the current reserves (almost 193,500 ounces of gold) are located in the lower mine area. Zone 20 South in this lower area of the Penna shaft appears to be very similar to what was initially encountered in Zone 20 South near Level 146 where the mineralization is narrow, high-grade but more difficult to define. Additional high-grade gold mineralization at depth could have a significant impact on the long-term mine plan. High grade mineralization just above Level 215 has not yet been factored into the long-term mine plan.

        The significance of Zone 20 South production can be summarized as follows:

  •
  The Zone 20 South/El Coco Zone is characterized by higher-grade mineralization frequently accompanied by coarse visible gold.

  •
  El Coco royalty charges will be eliminated in 2004 as this area of the mine is substantially mined out and production will come from royalty-free areas of Zone 20 South lens production.

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

        The 2004 drilling program will continue testing Zone 20 North at depth and to the west and will continue upper and lower mine delineation drilling. In addition to drilling conducted from the LaRonde Mine infrastructure, drilling has also been planned for 2004 using the underground infrastructure available from the Company's recently acquired Bousquet property. For 2004, three main areas have been proposed including testing potential extensions of mineralization at depth on the Ellison property from the 9th Level and drilling from bottom of the Bousquet Shaft to probe the results at depth encountered in Drill Hole 3215-68A, intersected from LaRonde's Level 215 exploration drift.

Capital Projects and Expansion

        Installation of a crushing plant and conveyor system at 7,200 feet below surface was completed in the second quarter of 2003. In addition, the paste backfill distribution network in the lower areas of the mine was completed in the fourth quarter of 2003. The Company also completed the extension of the exhaust system to Level 215 and installed additional cooling systems at depth during the second quarter of 2003.

        In 2003, the Company began construction of a water treatment plant that eliminates tailing effluent toxicity immediately prior to discharge. The plant was commissioned in the first quarter of 2004.

        The regional development team will continue to evaluate a development project at LaRonde to access the Company's mineral resource base located outside of the Penna Shaft infrastructure (the "LaRonde II" project). The phase planned for 2004 is to continue the deep drilling program from the Level 215 drift and the bottom of the Bousquet Shaft and to incorporate those results into a feasibility study which is expected to be completed in late 2004. In light of mining difficulties encountered on Level 215, the development team is refining studies of the technical issues associated with deep mining in order to complete the feasibility study in late 2004.

        The Company has planned capital expenditures of $36.9 million in 2004. The Company expects to spend approximately $22.9 million for project and sustaining capital expenditures at LaRonde, $3.8 million on the LaRonde II drilling and feasibility study, and $10.2 million on other regional projects, with the bulk of these planned expenditures expected to be incurred on our Lapa and Goldex projects (see "Lapa Project" and "Goldex Project").

Mineral Reserve and Mineral Resource

        The information set forth below with respect to the mineral reserves at the LaRonde Division, Bousquet, Ellison, Goldex and Lapa properties has been prepared by the following qualified people in accordance with the Canadian Securities Administrators' National Instrument 43-101 ("National Instrument 43-101"):

Property	Qualified person responsible for mineral reserve estimates
LaRonde Division	Guy Gosselin, P.Eng., P.Geo., Chief Geologist, LaRonde Division
Bousquet and Ellison	Normand Bedard, P.Geo., Senior Geologist, Regioinal Division
Lapa and Goldex	Marc Legault, P.Eng., Manager, Project Evaluations

        The qualified person responsible for the LaRonde II, Lapa, and Goldex preliminary feasibility studies is Rosaire Emong, P.Eng., Senior Mining Engineer, Regional Division.

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

        A "Mineral Reserve" is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined.

        A "Proven Mineral Reserve" is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.

        A "Probable Mineral Reserve" is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

        A "Mineral Resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

        A "Measured Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

        An "Indicated Mineral Resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

        A "Preliminary Feasibility Study" means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

        Canadian Securities Administrators' National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

        "Cut-off Grade" means (a) the lowest grade of mineralized rock that qualifies as ore grade in a given deposit and (b) the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production and metal prices.

	at December 31,
LaRonde Division
	2003	2002	2001
Gold
Proven(1) — tons	4,083,000	3,800,000	1,900,000
Average grade — gold ounces per ton	0.14	0.13	0.17
Probable(1) — tons	25,893,000	22,700,000	18,200,000
Average grade — gold ounces per ton	0.16	0.13	0.14
Zinc
Proven — tons	2,764,000	4,200,000	4,500,000
Average grade — gold ounces per ton	0.03	0.03	0.03
Probable — tons	8,862,000	11,000,000	11,700,000
Average grade — gold ounces per ton	0.03	0.03	0.03
Total mineral reserve — tons	41,602,000	41,700,000	36,300,000
Total contained gold ounces(2)	5,020,000	4,022,000	3,267,000

Tonnage information is rounded to the nearest 100,000 tons.

Notes:

(1)
The proven and probable mineral reserves set forth in the table above are based on net smelter return cut-off value of the ore that varies between C$35.38 per ton and C$54.43 per ton depending on the deposit. The metal grades reported in the mineral reserve estimate do not reflect long-term losses in the recovery process. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

The 2004 mineral reserve and mineral resource estimate at LaRonde was calculated using a gold price of $325 per ounce, a silver price of $5.00 per ounce, a copper price of $0.80 per pound, a zinc price of $0.50 per pound and a US$/C$ exchange rate of $1.40. The metal and foreign exchange assumptions were changed in 2003 resulting from changes in the long-term average prices for each metal and US$/C$ exchange rate. The impact of the increase in gold price from $300 to $325 was essentially negated by the change in the US$/C$ exchange rate from $1.50 to $1.40. Using a $300 gold price, gold reserves would decrease by approximately 6%, whereas using a gold price of $350 would increase reserves by approximately 6%.

(2)
Represents contained gold ounces and does not include equivalent gold ounces for the byproduct metals contained in mineral reserve.

Reconciliation of LaRonde Division Mineral Reserve

        The following table shows the reconciliation of mineral reserve (in nearest 100,000 tons) at the LaRonde Division by category as at December 31, 2002 to December 31, 2003.

	Proven	Probable	Total
December 31, 2002	8,000,000	33,700,000	41,700,000
Mined	(2,410,000)	-	(2,410,000)
Revision	1,258,000	1,054,000	2,312,000

December 31, 2003	6,848,000	34,754,000	41,602,000

Preparation of Scientific and Technical Data

        The personnel at the LaRonde Division utilize quality assurance procedures and assay protocols in connection with drilling and sampling that conform to industry-accepted quality control procedures. Exploration drilling is carried out on approximately a 400-foot by 400-foot pattern, whereas reserve drilling is carried out on approximately a 130-foot by 130-foot pattern. Samples are taken at regular (one foot to five feet) intervals and assayed for gold using the fire assay method. Drill hole collar, survey and assay information used in modelling and resource estimation are manually verified by on-site geologic staff and all core sample metal grades are verified by independent assay laboratories. Factors that could affect the accuracy or reliability of the results of the sampling and assaying carried out at the LaRonde Division include uncleanliness of the coreshack area, a dirty coresaw, the lack of an unobstructed drain for water and rock cuttings during the cutting process, the inability to collect uniform representative samples of adequate size, as well as an ore core recovery of less than 100%. In cases of irregular mineralization, representative samples are sometimes chosen in order to avoid introducing a sampling bias during cutting.

        Complete information on the verification procedures, the quality assurance program, quality control procedures and a full discussion of the factors that may materially affect mineral reserve and mineral resource estimates may be found in the 2004 LaRonde Mineral Resource and Mineral Reserve Estimate, Agnico-Eagle Mines Limited, LaRonde Division dated March 26, 2004, filed with Canadian Securities Administrators on SEDAR.

Lapa Project

        The Lapa Project is an advanced stage exploration property located approximately seven miles east of the LaRonde mine near Cadillac, Quebec and is accessible by provincial highway. The Lapa Property, which contains the Contact Zone deposit, is made up of the Tonawanda property, which consists of 42 mining claims totalling approximately 1,912 acres, and the Zulapa property, which consists of one mining concession totalling approximately 231 acres. In 2003, the Company purchased the Lapa property from Breakwater Resources for a payment of $8.925 million, a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. An additional $1 million is payable to Breakwater if the published inferred mineral resource at the Lapa Project reaches 2.0 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2.0 million may be used by the Company as a credit to offset net smelter return royalties payable.

        In the first quarter of 2003, the Company completed a mineral reserve and mineral resource estimate on the Contact Zone deposit conforming with National Instrument 43-101. In February 2003, the mineral resource estimate was 3,270,546 tons grading 0.249 ounces per ton containing 815,784 ounces of gold. Most of the mineralized drill holes contain visible gold. For this mineral resource estimate, high assay values were capped at 1.50 ounces per ton. Drilling throughout 2003 also confirmed a potentially new zone, the Contact South Zone, immediately adjacent to the west of the Contact Zone. The 2003 drilling program also focussed on infill drilling that resulted in the resource to reserve conversion at year end.

        Throughout 2003, the Company also focussed on collecting material to be used in conducting metallurgical testing and preliminary engineering and baseline environmental studies have been initiated. Drilling in 2004 will concentrate on expanding the known orebodies (Contact Zone and Contact South Zone) as well as drilling untested portions of the volcano-sedimentary contact in the eastern portion of the property. Preliminary engineering throughout 2004 will focus on providing various options for the development of the property.

        As of December 31, 2003, a mineral reserve estimate was conducted on the Lapa property which, when it was incorporated into a preliminary feasibility study, led to the following results.

December 31, 2003
Gold
Probable - tons	4,661,000
Average grade - gold ounces per ton	0.25
Total mineral reserve - tons	4,661,000
Total contained gold ounces	1,187,000

Tonnage information is rounded to the nearest 100,000 tons.

Notes:

(1)
The 2003 mineral reserve and mineral resource estimate was calculated using a gold price of $325 per ounce and a US$/C$ exchange rate of $1.40. In estimating the Lapa resource and probable reserve, a cut-off grade of 0.15 and 0.19 ounces per ton, respectively, was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.2 feet. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. The metal grades reported in the mineral reserve estimate do not reflect long-term losses in the recovery process. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. In addition to the mineral reserves, the Lapa property consisted of 114,000 ounces of measured and indicated mineral resource and 58,000 ounces of inferred mineral resource.

(2)
For the 2004 mineral reserve and mineral resource estimate, high assay values were capped at 1.5 to 2.0 ounces of gold per ton, respectively, for the Contact and Contact South Zones.

Preparation of Scientific and Technical Data

        All Lapa drill core has been logged and the results have been verified by Dino Lombardi, P.Geo., Senior Geologist, Exploration Division, who is fully qualified per the standards outlined in National Instrument 43-101. The Exploration Division personnel utilize quality assurance and assay protocols that conform to industry accepted quality control procedures. Exploration drilling at Lapa is carried out on approximately a 400-foot by 400-foot pattern, whereas probable reserve drilling is carried out on approximately a 260-foot by 260-foot pattern. Samples are taken consecutively at one foot to five feet intervals. The drill core selected for analysis is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assay or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Quebec, and Expert Laboratories Inc., Rouyn-Noranda, Quebec.

Goldex Project

        The Goldex Project is an exploration property held under 22 claims, totalling approximately 661.7 acres. The Goldex Property is located in Val d'Or, Quebec and is accessible by provincial highway. The claims are renewable every second year upon payment of a small fee. The Company has a 100% working interest in the Goldex Property. The Goldex Property is made of three claim blocks: the Probe block (ten claims, 302.4 acres); the Dalton block (one claim, 25.7 acres); and the Goldex Extension block (11 claims, 333.6 acres). The Goldex Extension Zone, which is the gold deposit on which the Company is currently focussing its exploration and development efforts, was discovered in 1989 on the Goldex Extension claim block (although a small portion of the deposit is interpreted to occur on both the Dalton and Probe claim blocks). Probe Mines Ltd. holds a 5% net smelter return royalty interest on the Probe claim block. Should commercial production commence on the Dalton claim, 18,000 shares of the Company will be issued to the estate of John Michael Dalton Jr. The Goldex Extension block claims are subject to a 20% net profits royalty interest in favour of Explorations Ormico Ltée and a 1% net smelter return royalty interest in favour of Denis, Donald, Bernard, Marlin and Christine Charlebois.

        The surface facilities at the Goldex Project include a headframe, a surface building containing a mechanical shop, a warehouse, an office and a 2,600-foot shaft, which provides underground access. Since 1989, the

Company has undertaken a major exploration program on the Goldex Extension Zone. This program included deepening the shaft from 1,500 feet to its current 2,600-foot depth, over 158,700 feet of drilling, over 6,833 feet of horizontal development, 146,500 cubic feet of slashing, 476.2 feet of raising and the extraction and milling of two bulk samples (36,743 tons in 1995 and 113,395 tons in 1996.) Underground exploration drilling in 1997 confirmed earlier results that outlined a large zone of low-grade mineralization. A mineral resource estimate was calculated which returned 22.6 million tons, grading 0.068 ounces of gold per ton, for 1.5 million gold ounces, using a cutting factor of one ounce per ton.

        In 1997, a mining study showed that the deposit was not economically viable to mine using the mining approach chosen and drill-hole indicated grade. Results from the bulk sampling suggested, however, that the estimation method used may have underestimated the realised grade for the Goldex Extension Zone. However, in late 1997, in view of the then-prevailing market price of gold, the property was placed on a care and maintenance basis. In September 1998, the workings were allowed to flood. The carrying value of the Goldex Project was written down to nil in 1997.

        In January 2003, a new mineral resource estimate was completed conforming with National Instrument 43-101. The indicated mineral resource of the Goldex Extension Zone was estimated to be approximately 13.7 million tons at 0.073 ounces of gold per ton with an additional 5.6 million tons grading 0.075 ounces of gold per ton in the inferred mineral resource category. The estimate was based on a $300 per ounce gold price, a cut-off grade of 0.045 ounces per ton and 0.03 ounces per ton for internal dilution (or sloughing), a US$/C$ rate of $1.50.

        Throughout 2003, the Company re-evaluated the Goldex project reviewing mining methods and grade estimation methods. In February 2004, a new reserve and resource estimate was completed for the Goldex Extension Zone conforming with National Instrument 43-101 which, coupled with a new preliminary feasibility study, led to a resource to reserve conversion of 1.6 million ounces of gold.

        For 2004, the Company will undertake an underground program to provide additional geological information. Over the course of 2004, the Company expects to complete three vertical slot raises through the orebody. The Company expects to process this material early in 2005. The objective of this bulk sample and additional diamond drilling planned for 2004 is to attempt to increase the level of confidence in the gold grade.

        At Goldex, dewatering of the underground workings commenced in preparation for a bulk sample. At the end of the first quarter of 2004, the water was down to a depth of 1,085 feet. The shaft bottom is at a depth of 2,610 feet. Shaft rehabilitation was completed to a depth of 750 feet. A bulk sample from three vertical slot raises plus additional diamond drilling will be completed over the course of 2004. The bulk sample is expected to be processed in the first quarter of 2005.

        The following table shows the Goldex property reserves as of December 31, 2003.

December 31, 2003
Gold
Probable - tons	23,983,000
Average grade - gold ounces per ton	0.069
Total mineral reserve(1) - tons	23,983,000
Total contained gold ounces	1,647,000

Tonnage information is rounded to the nearest 100,000 tons.

Notes:

(1)
The 2003 mineral reserve and mineral resource estimate was calculated using a gold price of $325 per ounce and a US$/C$ exchange rate of $1.40. The cut-off grade used to evaluate drill intercepts at Goldex was 0.04 ounces per ton over a minimum true thickness of fifty feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension Zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect long-term losses in the recovery process. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

Preparation of Scientific and Technical Data

        At Goldex, exploration drilling was carried out on approximately a 300-foot by 600-foot pattern whereas probable reserve drilling was carried out on approximately a 100-foot by 100-foot pattern. Core samples were taken consecutively at one foot to five feet intervals. The core selected for analysis was cut or sawed in half with one half sent to a commercial assay laboratory. Upon reception of the assay results, at least 10% of the pulps and rejects were sent to another laboratory for check assay purposes. The gold assaying method was 30-gram sample by either a Fire Assay or Metallic Sieve finish. The Laboratory used was Abilab Laboratories, Val d'Or Quebec.

Bousquet and Ellison Properties

        The Bousquet Property is located immediately west of the LaRonde Division Property and consists of two mining leases (180.6 acres) and 31 claims (951.0 acres). The property, along with various equipment and other mining properties, was acquired in September 2003 for $3.9 million in cash (including transaction costs), $1.5 million in common shares of the Company, and the assumption of specific reclamation and other obligations related to the Bousquet Property. The property is subject to a 2% net smelter return royalty interest in favour of Barrick Gold Corporation.

        The Ellison Property is located immediately west of the Bousquet Property and consists of eight claims (249.8 acres). The property was acquired in August 2002 for C$0.5 million in cash and a commitment to spend C$0.5 million in exploration over four years. The property is subject to a net smelter return royalty interest in favour of Yorbeau Resources that varies between 1.5% and 2.5% depending on the price of gold. Should commercial production commence, Yourbeau Resources will receive an additional C$0.5 million in cash.

        In the first quarter of 2003, a mineral resource was estimated for the A Zone on the Ellison Property conforming with National Instrument 43-101. The estimate, which used a gold price of $300 per ounce and 0.09 ounce per ton cut-off grade, revealed an indicated resource of 41,000 ounces of gold. With the underground exploration access provided by the Bousquet II infrastructure, an exploration program has been initiated for 2004 to test the potential of both the Ellison and Bousquet properties.

        In addition, in 2003, the mined resources at Bousquet and Ellison were reviewed with the possibility of mining resource blocks which could become potentially economic given the proximity of the LaRonde Mill facilities. The result was the definition of a small proven mineral reserve (104,000 tons grading 0.09 ounces of gold per ton) associated with a possible open pit at Bousquet. The 2003 measured and indicated mineral resource at Bousquet is approximately 256,000 ounces of gold from 1,608,000 tons grading 0.16 ounces of gold per ton. The December 31, 2003 indicated mineral resource at Ellison is unchanged from December 31, 2002.

Preparation of Scientific and Technical Data

        In estimating the Bousquet and Ellison mineral reserve and mineral resource, a minimum gold cut-off grade of 0.09 ounces of gold per ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 feet. The estimate was derived using a combination of three dimensional block modelling (grades were interpolated using the inverse distance power squared method) for certain zones and for other zones, but the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM definition and guidelines.

Joutel Project

        The Joutel properties consist of the Eagle Mine (including the Eagle West Zone) and the Telbel Mine, in Joutel Township, Quebec and the Vezza Project in Vezza, Noyon and Cavelier Townships in Quebec. The Eagle Mine and Telbel Mine are held under two adjoining provincial mining leases, totalling approximately 911 acres. Dismantling of the Eagle Mine and Telbel Mine facilities was completed in 2000. Mining and milling operations at the Eagle and Telbel Mines in Joutel ceased in December 1993 and the Company began the restoration of the Joutel mining and milling site in 1998. The carrying value of the Joutel mine site was written down to nil in 1997.

        During 1996, the Company submitted a mine closure plan for the Joutel Project to the Minister of Natural Resources in Quebec. Based on this closure plan, the estimated current reclamation cost is $0.3 million. Expenditures on reclamation at the Joutel Project under this closure plan were $0.1 million in 2003 and $0.1 million in 2002. As of December 31, 2003, the Company's reclamation provision for the Joutel Project was $0.8 million.

        All decommissioning and rehabilitation of the Joutel property has been completed except for re-vegetation the tailings area. In 2002, the Company submitted a modelling study with respect to the tailings area to the Ministry of Environment in Quebec. The Company is currently monitoring the site and will commence contouring and re-vegetation of the tailings area once the Ministry of Environment has made a ruling with respect to the Company's modelling study.

Vezza Project

        The Company's Vezza Project is located approximately 38 miles from the Joutel properties and consists of the Vezza deposit located in Vezza Township, Quebec and a number of properties in the Vezza, Noyon and Cavalier Townships in Quebec. The Vezza Project currently comprises ten exploration properties held under 578 mining claims, totalling approximately 22,152 acres. The Company owns 100% of the Vezza deposit free of royalty interests. The carrying value of the Vezza Project was written down to nil in 1997. The Company has submitted a closure plan to the Ministry of Environment in Quebec which was accepted. Rehabilitation will be carried out after the Company has made a decision on the future exploration potential of the property.

Agnico-Eagle's Exploration Activities

        Agnico-Eagle continued to actively explore in Quebec. At the end of December 2003, the land holdings of Agnico-Eagle consisted of 1,944 claims covering 106,880 acres. During 2003, Agnico-Eagle's exploration activities were focussed mainly on the Lapa property.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

        See "Management's Discussion and Analysis of the Company's Operations and Financial Condition — Results of Operations" on pages 3 to 9 of Exhibit 99C to this Form 20-F for information about operations and production, which should be read in conjunction with the consolidated financial statements and accompanying notes, and in conjunction with "Item 3: Key Information — Risk Factors" on pages 4 to 9 of this Form 20-F.

Liquidity and Capital Resources

        See "Management's Discussion and Analysis of Operations and Financial Condition — Liquidity and Capital Resources" on pages 9 to 10 of Exhibit 99C to this Form 20-F for information about the Company's liquidity. In the opinion of the Company, its working capital is sufficient for its present requirements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The information under "Election of Directors" on pages 4 to 6 of Exhibit 99D to this Form 20-F is incorporated herein by reference.

        The by-laws of the Company provide that directors shall hold office for a term expiring at the next annual meeting of shareholders after such directors' election or appointment or until their successors are elected or appointed. The Board of Directors annually appoints the officers of the Company, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary). For information relating to employment agreements between the Company and certain of its senior officers, see "Compensation of Officers — Employment Contracts /Termination Arrangements" on pages 13 to 14 of Exhibit 99D to this Form 20-F.

        The following is a brief biography of each of Agnico-Eagle's directors and senior officers:

        Leanne M. Baker, 51, is a director of Agnico-Eagle. Dr. Baker currently acts as a consultant to companies in the mining and financial services industries, and recently joined Investor Resources Limited (IRL) as Managing Director, North America. IRL provides client services for capital raising and financial structuring; acquisitions, joint ventures and divestitures, and project assessment and improvement, almost exclusively in the resources industry. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of New Sleeper Gold Corporation. Dr. Baker resides in Tiburon, California.

        Douglas R. Beaumont, P.Eng., 71, is a director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Prior to that he was Executive Vice-President of Kilborn Engineering & Construction Ltd. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997. Mr. Beaumont is also a director of Blackhawk Mining Inc., a gold mining company traded on the TSX. Mr. Beaumont resides in Mississauga, Ontario.

        Sean Boyd, C.A., 45, is the President and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Executive Officer in 1998, Mr. Boyd served as Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary-Treasurer during a portion of 1990, and Comptroller from 1985 to 1990 and prior to that was a chartered accountant with Clarkson Gordon. Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also President and Chief Executive Officer of Sudbury Contact, a TSX listed company in which Agnico-Eagle holds a 49.8% interest. Mr. Boyd is also a director of Golden Goliath Resources Ltd., a junior exploration company, and a director of the Mining Association of Canada. Mr. Boyd resides in Newmarket, Ontario.

        Dr. Alan Green, 69, is a director of Agnico-Eagle. Dr. Green is currently a self-employed dentist. Dr. Green is a graduate of the University of Toronto (D.D.S.). Dr. Green has been a director of Agnico-Eagle since August 8, 1995. Dr. Green resides in Toronto, Ontario.

        Bernard Kraft, C.A., 73, is a director of Agnico-Eagle. Mr. Kraft is a senior partner of the Toronto accounting firm Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Chartered Accountants and a principal in Kraft Yabov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992. Mr. Kraft is also a director of Canadian Shield Resources Inc., a mining exploration company traded on the TSX Venture Exchange. Mr. Kraft resides in Toronto, Ontario.

        Mel Leiderman, C.A., TEP, 52, is a director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). Mr. Leiderman was appointed director effective January 1, 2003. Mr. Leiderman resides in Toronto, Ontario.

        James D. Nasso, 70, is Chairman of the Board of Directors and a director of Agnico-Eagle. Mr. Nasso, recently retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for the past 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B. Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Mr. Nasso is also a director of Sudbury Contact, a TSX listed company in which Agnico-Eagle holds a 49.8% interest. Mr. Nasso resides in Toronto, Ontario.

        Ernest Sheriff, 59, is a director of Agnico-Eagle, a position he has held since March 29, 1996. Mr. Sheriff is a self-employed prospector. Mr. Sheriff resides in Toronto, Ontario.

        Donald G. Allan, 48, is Vice-President, Corporate Development of Agnico-Eagle, a position he has held since May 6, 2002. Prior to his appointment as Vice-President, Corporate Development, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B. Comm.). Mr. Allan is also qualified as a Chartered Accountant. Mr. Allan also serves as Vice-President, Corporate Development of Sudbury Contact, a TSX listed company in which Agnico-Eagle holds a 49.8% interest. Mr. Allan resides in Toronto, Ontario.

        Alain Blackburn, P.Eng., 47, is Vice-President, Exploration of Agnico-Eagle, a position he has held since October 1, 2002. Prior to his appointment as Vice-President, Exploration, Mr. Blackburn served as Manager, Corporate Development of Agnico-Eagle from January 1999 and as Agnico-Eagle's Exploration Manager from September 1996 to January 1999. Mr. Blackburn is a graduate of Université du Québec de Chicoutimi (P.Eng.) and Université du Québec en Abitibi-Temiscamingue (M.Sc.). Mr. Blackburn also serves as Vice-President, Exploration of Sudbury Contact, a TSX listed company in which Agnico-Eagle holds a 49.8% interest. Mr. Blackburn resides in Oakville, Ontario.

        David Garofalo, C.A., 38, is Vice-President, Finance and Chief Financial Officer of Agnico-Eagle, a position he has held since January 1, 1999, prior to which he served as Treasurer of Agnico-Eagle from June 8, 1998. Prior to joining Agnico-Eagle, Mr. Garofalo served as Treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo is a graduate of the University of Toronto (B. Comm.). Mr. Garofalo also serves as Vice-President, Finance and Chief Financial Officer of Sudbury Contact, a TSX listed company in which Agnico-Eagle holds a 49.8% interest. Mr. Garofalo resides in Richmond Hill, Ontario.

        Barry Landen, 51, is Vice-President, Corporate Affairs of Agnico-Eagle, a position he has held since February 19, 2003. Prior to that date he served as Vice-President and Corporate Secretary from September 19, 1996. Mr. Landen has been with Agnico-Eagle for 22 years and has, in addition, served as Secretary-Treasurer and Secretary of Agnico-Eagle. Mr. Landen is a graduate of York University (B.Comm.). Mr. Landen also serves as Vice-President, Corporate Affairs of Sudbury Contact, a TSX listed company in which Agnico-Eagle holds a 49.8% interest. Mr. Landen resides in Toronto, Ontario.

        Eberhard Scherkus, P.Eng., 52, is Executive Vice-President and Chief Operating Officer of Agnico-Eagle, a position he has held since February 6, 1998. Prior to his appointment as Executive Vice-President and Chief Operating Officer, Mr. Scherkus served as Vice-President, Operations from September 19, 1996 and prior to that as a manager of the Company's LaRonde Division. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus also serves as Executive Vice-President of Sudbury Contact, a TSX listed company in which Agnico-Eagle holds a 49.8% interest. Mr. Scherkus resides in Oakville, Ontario.

        There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer was selected to serve, nor are there any family relationships between any such persons.

Compensation of Directors and Officers

        The information set forth under the caption "Compensation and other Information" starting on page 10 of Exhibit 99D to this Form 20-F (excluding the sections entitled "Composition of Compensation Committee", "Report on Executive Compensation" and "Performance Graph" contained therein) is incorporated herein by reference.

Board Practices

        See "Election of Directors" on pages 4 to 6 of Exhibit 99D to this Form 20-F, "Compensation and other Information — Compensation of Directors" on pages 14 to 15 of Exhibit 99D to this Form 20-F and "Statement of Corporate Governance Practices" on pages 19 to 23 of Exhibit 99D to this Form 20-F.

Employees

        As of March 31, 2004, the LaRonde Division employed 555 persons. The employees are not unionized. As of March 31, 2003, the Executive Office, Exploration Division and Regional Development Division employed 14, 6 and 25 persons, respectively.

        The number of employees employed by the Company at the end of 2003, 2002 and 2001 were 549, 457, and 397, respectively.

Share Ownership

        As of April 30, 2004, officers and directors as a group (13 persons) beneficially owned or controlled (excluding options to purchase 1,785,000 common shares, of which 1,518,000 are currently exercisable and 267,000 are currently unexercisable) an aggregate of 433,804 common shares or about 0.51% of the 84,603,432 issued and outstanding common shares. See also "Compensation and other Information - Compensation of Officers" on pages 10 to 15 of Exhibit 99D to this Form 20-F.

Security Ownership of Directors and Executive Officers

        See "Election of Directors" on pages 4 to 6 of Exhibit 99D to this Form 20-F, "Compensation and other Information - Compensation of Officers "on pages 10 to 15 of Exhibit 99D to this Form 20-F.

        The following table sets forth certain information concerning the direct and beneficial ownership as at April 30, 2004 by each director and executive officer of the Company of common shares of the Company and options to purchase common shares of the Company. Unless otherwise noted, exercise prices are in Canadian dollars.

Beneficial Owner	Share Ownership (1)		Total Common Shares under Option (2)	Common Shares under Option	Exercise Price	Expiry Date
Leanne M. Baker Director	2,500		18,000	18,000	C$21.84/US$14.06	12/18/2007
Douglas R. Beaumont Director	5,497		37,000	12,000 25,000	8.25 10.40	3/6/2008 1/5/10
Sean Boyd Director, President and Chief Executive Officer	166,860		560,000	60,000 225,000 90,000 165,000 20,000	17.75 15.93 16.69 10.40 9.20	9/19/04 1/10/07 1/12/09 1/5/10 1/3/11
Alan Green Director	81,698	(2)	51,500	4,500 12,000 10,000 25,000	23.87 8.25 11.40 10.40	3/11/06 3/6/08 9/29/09 1/5/10
Bernard Kraft Director	5,497		35,000	10,000 25,000	11.40 10.40	9/29/09 1/5/10
Mel Leiderman Director	1,000		18,000	18,000	21.84	12/18/07
James Nasso Director and Chairman of the Board	17,751		25,000	25,000	10.40	1/5/10
Ernest Sheriff Director	10,497	(3)	43,000	18,000 10,000 15,000	24.87 11.40 10.40	3/29/06 9/29/09 1/5/10
Eberhard Scherkus Executive Vice-President and Chief Operating Officer	46,525		431,200	60,000 135,000 21,200 70,000 108,000 37,000	17.75 15.93 6.55 16.69 10.40 9.25	9/19/04 1/10/07 1/15/08 1/12/09 1/5/10 1/3/11
David Garofalo Vice-President, Finance and Chief Financial Officer	22,834		153,000	75,000 5,000 50,000 23,000	15.93 6.55 16.69 10.40	1/10/07 1/15/08 1/12/09 1/5/10

Barry Landen Vice-President, Corporate Affairs	68,207	165,300	50,000 50,000 40,000 25,300	17.75 15.93 16.69 10.40	9/19/04 1/10/07 1/12/09 1/5/10
Donald G. Allan Vice-Presidernt, Corporate Development	2,308	90,000	50,000 40,000	21.82 16.69	5/6/04 1/12/09
Alain Blackburn Vice-President, Exploration	2,630	158,000	25,000 25,000 25,000 25,000 4,000 50,000 4,000	17.75 18.75 15.93 21.84 6.55 16.69 10.40	9/19/04 12/6/06 1/10/07 12/18/07 1/15/08 1/12/09 1/5/10

Notes:

(1)
As of April 30, 2004. In each case shareholdings constitute less than one percent of the issued and outstanding common shares of the Company. The total number of common shares held by directors and executive officers constitutes 0.51% of the issued and outstanding common shares of the Company.

(2)
As of April 30, 2004.

(3)
Including 18,804 common shares held by Bonaventure Uranium Mines Limited, over which Dr. Green exercises direction.

(4)
Including 5,000 common shares held by Tower Financial Corporation Limited, a corporation wholly-owned by Mr. Sheriff

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited have filed reports with securities regulators stating that they collectively have control over 10,836,221 common shares of the Company (12.80%) and that FMR Corp. may be deemed a joint actor with each of the above entities as certain officers of FMR Corp. are trustees of certain of such entities. To the knowledge of the directors and senior officers of the Company, as of April 30, 2004, no other person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company.

        As of April 30, 2004, there were: (i) 5,032 holders of record of Agnico-Eagle's 84,603,432 outstanding common shares, of which 4,053 holders of record were in the United States and held 34,968,943 common shares or about 41.33% of the outstanding common shares, (ii) two holders of record of Agnico-Eagle's 6,900,000 outstanding Share Purchase Warrants, of which one holder of record was in the United States and held 4,423,500 Share Purchase Warrants or about 64.11% of the outstanding Share Purchase Warrants, and (iii) there were three holders of record of Agnico-Eagle's Convertible Debentures none of whom were in the United States.

        The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To the best knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

Related Party Transactions

        The information set forth under the captions "Indebtedness of Directors, Executive Officers, and Senior Officers" on page 15 of Exhibit 99D to this Form 20-F is incorporated herein by reference.

        For the years ended December 31, of 2001 and 2002, the Company loaned C$4,271,708 and C$4,034,406 to Sudbury Contact to fund ongoing exploration and operating activity. For the year ended December 31, 2003 and for the period from January 1, 2004 to the date hereof, Sudbury Contact repaid C$329,915 and C$302 to the Company. The largest amount outstanding under this loan was C$24,438,565 in 2001, C$25,640,785 in 2002, C$5,307,643 in 2003 and C$3,902,111 in the period from January 1, 2004 to April 30, 2004. The total indebtedness of Sudbury Contact to the Company at April 30, 2004 is C$3,901,809, including accrued interest to April 30, 2004 of nil. The loan is repayable on demand. The rate of interest on the loan in 8% per annum. The Company waived the interest on this loan commencing May 13, 2002 and has no intention of charging any interest or demanding repayment until Sudbury Contact has the ability to repay. The book value of the loan on the Company's financial statements is C$3,159,115 at April 30, 2004.

        On May 13, 2002, the Company completed a transaction with Sudbury Contact which resulted in the elimination of $25,640,785 of the outstanding amount owed by Sudbury Contact to the Company. In connection with a public offering by Sudbury Contact in July 2003, the Company committed to fund Sudbury Contact if and to the extent that Sudbury Contact was unable to raise an additional C$4.8 million of gross proceeds in equity capital prior between the public offering and December 31, 2003. In August 2003 Sudbury Contact raised aggregate cash proceeds of approximately C$5.2 million in a private offering of flow-through shares and therefore is no longer subject to this commitment..

        The Company provides Sudbury Contact with all of its executives, employees and administrative support at no cost to Sudbury Contact. Two of the seven current directors of Sudbury Contact are also directors of the Company, and four of the remaining directors of Sudbury Contact were formerly directors of the Company.

ITEM 8.    FINANCIAL INFORMATION

        The consolidated financial statements furnished pursuant to Item 18 are presented in accordance with US GAAP. Consolidated financial statements under Canadian GAAP are prepared and separately delivered to shareholders for statutory reporting purposes.

        The information set forth under the caption "Management's Discussion and Analysis of the Company's Operations and Financial Condition" on pages 1 to 21 of Exhibit 99C to this Form 20-F is incorporated herein by reference.

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

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for each of the five fiscal years ended December 31, 2003 and for each quarter during the two fiscal years ended December 31, 2003.

	TSX (C$)			NYSE (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
1999	14.25	6.20	105,078	9.69	4.00	102,518
2000	11.75	7.30	78,171	7.94	4.88	104,811
2001	18.50	7.97	184,068	11.75	5.21	244,817
2002	27.59	15.65	420,820	17.98	9.83	740,528
2003	24.94	13.40	558,512	16.47	9.72	986,285
2002
First Quarter	22.19	15.65	415,000	13.90	9.83	513,137
Second Quarter	27.59	20.05	421,043	17.98	12.70	771,939
Third Quarter	26.89	15.98	334,728	16.95	9.95	768,630
Fourth Quarter	25.38	16.58	512,414	15.98	10.56	894,194
2003
First Quarter	24.94	16.42	539,986	16.47	11.11	990,498
Second Quarter	16.89	14.14	582,544	12.51	9.72	897,052
Third Quarter	20.77	14.60	567,081	14.90	10.32	903,395
Fourth Quarter	18.56	13.40	544,436	14.20	10.11	1,152,995

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for the last nine months.

	TSX (C$)			NYSE (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2003
August	20.77	16.50	538,017	14.90	11.80	780,962
September	20.19	16.30	714,725	14.77	12.06	1,149,343
October	18.56	13.89	716,603	14.20	10.52	1,315,935
November	15.51	13.40	520,375	12.02	10.11	1,228,732
December	16.08	14.61	386,985	12.30	11.00	917,241
2004
January	17.85	15.50	622,657	13.80	11.96	1,230,150
February	18.73	16.44	399,330	14.19	12.23	950,568
March	19.76	18.01	450,154	15.07	13.33	929,474
April	19.80	16.71	329,937	15.07	11.66	833,248

        On April 30, 2004, the closing price of the common shares was C$16.66 on the TSX and $12.12 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada.

        The following table sets forth the high and low sale prices for the Company's Share Purchase Warrants on the TSX and Nasdaq since trading began on November 14, 2002 and November 7, 2002 respectively ("Trading Start").

	TSX (US$)			NYSE(US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2002 (from Trading Start)	5.55	2.85	93,921	5.50	3.10	22,183
2003	5.80	2.11	19,022	5.96	2.20	17,888
2003
First Quarter	5.80	3.18	30,878	5.96	3.39	16,983
Second Quarter	3.50	2.70	22,921	3.70	2.64	14,700
Third Quarter	4.59	2.40	4,802	4.60	2.40	12,098
Fourth Quarter	3.80	2.11	15,579	3.95	2.20	27,214
2003
August	4.50	2.93	5,844	4.60	2.68	16,797
September	4.59	3.40	6,129	4.60	3.22	12,197
October	3.80	2.39	27,252	3.95	2.30	26,317
November	3.13	2.11	12,325	3.05	2.20	33,813
December	3.10	2.60	3,023	3.20	2.50	22,454
2004
January	3.65	2.55	37,590	3.63	2.73	32,368
February	3.70	3.00	3,572	3.74	3.00	9,299
March	4.00	3.40	4,193	4.00	3.45	10,157
April	3.98	2.88	1,933	4.00	2.61	10,345

        On April 30, 2004, the closing price of the Share Purchase Warrants was $2.99 on the TSX and $2.72 on the Nasdaq. The registrar and transfer agent for the Share Purchase Warrants is Computershare Trust Company of Canada.

        The following table sets forth the high and low sales price for the Convertible Debentures, which commenced trading on February 15, 2002, on the TSX for each of the two fiscal years ended December 31, 2003 and for each quarter during the two fiscal years ended December 31, 2003.

	TSX (US$)
	High	Low	Average Daily Volume
2002 (from February 15)	142.00	95.30	228,997
2003	133.00	100.50	150,884
2002
First Quarter (from February 15)	113.00	98.00	747,600
Second Quarter	142.00	105.05	152,836
Third Quarter	135.00	95.30	114,563
Fourth Quarter	139.00	101.25	124,063
2003
First Quarter	133.00	107.00	247,711
Second Quarter	114.00	102.00	123,191
Third Quarter	125.00	106.00	106,268
Fourth Quarter	120.00	100.50	120,225

        The following table sets forth the high and low sales price for the Convertible Debentures for the past nine months.

	TSX (US$)
	High	Low	Average Daily Volume
2003
August	123.00	109.01	169,833
September	125.00	112.02	111,167
October	120.00	102.00	220,500
November	110.00	100.50	144,333
December	115.00	105.00	29,267
2004
January	115.00	105.02	28,308
February	119.00	112.36	104,000
March	129.95	113.10	124,133
April	121.00	110.00	46,031

        On April 30, 2004, the closing price of the Convertible Debentures was $111.95 on the TSX. The registrar and transfer agent for the Convertible Debentures is Computershare Trust Company of Canada.

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

Taxation

        The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder which is an insurer that carries on business in Canada and elsewhere. Limited liability companies (LLCs) do not qualify as resident in the United States for purposes of the Treaty.

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

        In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless at a time that the Company's shares are listed on the Toronto Stock Exchange or the New York Stock Exchange (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

        The payment by the Company of principal, or interest on the principal, of the Convertible Debentures to holders who deal at arm's length with the Company within the meaning of the Act is exempt from Canadian withholding tax.

Documents on Display

        The Company's Annual Report 2003 and Notice of Annual Meeting of Shareholders and Management Information Circular dated March 31, 2004, which are exhibits to this Form 20-F, are available at the Company's executive and registered office.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Agnico-Eagle is exposed to market risk, including changes in commodity prices, currency exchange rates and interest rates. See Note 9 to the consolidated financial statements on pages 41 to 43 of Exhibit 99C to this Form 20-F for quantitative information about the Company's hedge positions with respect to these market risk categories. As well, please refer to pages 10 to 13 of Exhibit 99C to this Form 20-F for a discussion of the Company's policies to mitigate these risks under the caption "Management's Discussion and Analysis of the Company's Operations and Financial Condition — Risk Profile".

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Pursuant to the instructions to Item 12 of Form 20-F, this information is inapplicable and has not been provided.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None / not applicable

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None / not applicable

ITEM 15.    CONTROLS AND PROCEDURES

        Based on their evaluation of the Company's controls and procedures completed on February 24, 2004, Sean Boyd, President and Chief Executive Officer and David Garofalo, Vice-President, Finance and Chief Financial Officer have concluded that the Company's controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 of the Securities Exchange Act of 1934) are adequate and effective in ensuring the accuracy and integrity of the information provided herein. There have not been any significant changes made in the Company's internal controls and procedures or in other factors that could significantly affect these controls nor have any corrective actions been taken with regard to any significant deficiencies or material weaknesses.

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that we have at least one audit committee financial expert (as defined in Item 16A of Form 20-F) and that Messers. Bernie Kraft and Mel Leiderman are our "audit committee financial experts" serving on the audit committee of the board of directors.

ITEM 16B — CODE OF ETHICS

        The Company has adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics has been filed as Exhibit 99E to this annual report on Form 20-F.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee establishes the independent auditors compensation. In 2003, the Audit Committee also established a policy to pre-approve all services provided the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and other applicable legislation. A summary of all fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2003 and 2002 can be found on under "Appointment of Auditors" on pages 6 to 7 of Exhibit 99D to this Form 20-F. All fees paid to Ernst & Young LLP in 2003 were pre-approved by the Audit Committee. Ernst & Young LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003 for which audited financial statements appear in this annual report on Form 20-F.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 17.    RESERVED

ITEM 18.    FINANCIAL STATEMENTS

        Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 19.    EXHIBITS

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

Exhibit Index

Exhibit No.	Description	Sequential Page Number
28	Consent of Independent Chartered Accountants	41
99A	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd)	42
99B	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo)	43
99C	2003 Audited Annual Financial Statements and Management's Discussion and Analysis (prepared in accordance with US GAAP)	*
99D	Notice of Annual and Special Meeting of Commons Shareholders and Management Proxy Circular dated March 31, 2004	*
99E	Code of Business Conduct and Ethics	*
99F	Articles and By-Laws	*

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

AGNICO-EAGLE MINES LIMITED
Toronto, Canada May 10, 2004
	by:	/s/ DAVID GAROFALO
David Garofalo Vice-President, Finance and Chief Financial Officer

CERTIFICATION

I, Sean Boyd, President and Chief Executive Officer of Agnico-Eagle Mines Limited ("Agnico-Eagle"), certify that:

        I have reviewed this annual report on Form 20-F of Agnico-Eagle;

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
President and Chief Executive Officer
Toronto, Canada, May 10, 2004

CERTIFICATION

I, David Garofalo, Vice-President, Finance and Chief Financial Officer of Agnico-Eagle Mines Limited ("Agnico-Eagle"), certify that:

        I have reviewed this annual report on Form 20-F of Agnico-Eagle;

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
David Garofalo Vice-President, Finance and Chief Financial Officer
Toronto, Canada, May 10, 2004

QuickLinks

TABLE OF CONTENTS
PRELIMINARY NOTE
SIGNATURES
CERTIFICATION
CERTIFICATION