Form 20-F/A
period 2003-12-31
AGNICO EAGLE MINES LTD
filed 2005-01-18
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
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

i

EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F/A (the "Form 20-F") amends the Annual Report on Form 20-F for the year ended December 31, 2003 filed on May 18, 2004 (the "Original Filing"). Agnico-Eagle Mines Limited has filed this Form 20-F in response to comments received from securities regulators regarding the disclosure in the Original Filing. The Form 20-F has been updated to reflect certain 2004 operating data and 2005 budget information, but does not reflect financial results for the financial year ended December 31, 2004. Accordingly, you should read this Form 20-F together with other documents that we have filed with the Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC") subsequent to the date of the Original Filing. Information in such reports and documents updates and supersedes certain information contained in this Form 20-F. The filing of this Form 20-F shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

PRELIMINARY NOTE

        Exhibit 99C:    Attached hereto as Exhibit 99C is the Registrant's 2003 Annual Audited Consolidated Financial Statements and Management's Discussion and Analysis (prepared in accordance with US GAAP) containing information incorporated by reference in answer or partial answer to certain items of this Form 20-F including consolidated financial statements as at and for the years ended December 31, 2003 and 2002, and the related notes, together with the auditors' report thereon and the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2003.

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

        Generally Accepted Accounting Principles:    Effective January 1, 2002, the Registrant changed its primary basis of financial reporting from Canadian generally accepted accounting principles ("Canadian GAAP") to United States generally accepted accounting principles ("US GAAP") due to its substantial U.S. shareholder base and to maintain comparability with other gold mining companies. All references to financial results herein are to those calculated under US GAAP. Financial statements and Management's Discussion and Analysis under Canadian GAAP are prepared and distributed to shareholders for statutory reporting purposes.

        Forward-Looking Information:    Certain statements in this Form 20-F and the documents incorporated herein by reference as Exhibits 99C and 99D constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and other metals produced by the Registrant; industry capacity; the ability of the Registrant to implement its business strategy; and changes in, or the failure to comply with, government regulations (especially safety and environmental laws and regulations). See also "Item 3: Key Information — Risk Factors", under the subheadings "Recent Losses", "Dependence on the LaRonde Division", "Metal Price Volatility", "Uncertainty of Production Estimates", "Cost of Exploration and Development Programs", "Total Cash Operating Costs of Gold Production at the LaRonde Mine", "Restrictions in the Bank Credit Facility", "Risk of Acquisitions", "Competition for and Scarcity of Mineral Lands", "Uncertainty of Mineral Reserve and Mineral Resource Estimates", "Mining Risks and Insurance", "Laws and Regulations", "Currency Fluctuations", and "Interest Rate Fluctuations".

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

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

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of US dollars, US GAAP basis)
Income Statement Data
Revenues from mining operations(1)	126,820	108,027	96,043	63,676	23,392
Interest and sundry income	2,775	1,943	5,752	2,145	(5,519)

	129,595	109,970	101,795	65,821	17,873

Production costs(1)	104,990	75,969	67,009	49,997	28,447
Exploration expense	5,975	3,766	6,391	3,213	3,838
Equity loss in junior exploration company(2)	1,626	—	—	—	—
Amortization	17,504	12,998	12,658	9,220	4,479
General and administrative	7,121	5,530	4,461	4,223	4,044
Provincial capital tax	1,240	829	1,551	1,301	1,192
Interest	9,180	7,341	12,917	5,920	5,583
Foreign exchange (gain) loss	72	(1,074)	(336)	890	1,401
Write down of mining properties and other(3)	—	—	—	—	974

Income (loss) before income and mining taxes (recoveries)	(18,113)	4,611	(2,856)	(8,943)	(32,085)
Income and mining taxes (recoveries)	(358)	588	2,862	(3,906)	(13,016)

Income before cumulative catch-up adjustment	(17,755)	4,023	(5,718)	(5,037)	(19,069)
Cumulative catch-up adjustment(1)(5)	(1,743)	—	—	(1,831)	—

Net income (loss)	(19,498)	4,023	(5,718)	(6,868)	(19,069)

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	(0.21)	0.06	(0.09)	(0.09)	(0.36)

Net income (loss) per share — basic and diluted	(0.23)	0.06	(0.09)	(0.12)	(0.36)

Weighted average number of shares outstanding — basic	83,889,115	70,821,081	61,333,630	54,446,693	53,331,268
Weighted average number of shares outstanding — diluted	83,889,115	71,631,263	61,333,630	54,446,693	53,331,268
Total common shares outstanding	84,469,804	83,636,861	67,722,853	56,139,480	54,216,771
Dividends declared per common share	0.03	0.03	0.02	0.02	0.02

	As at December 31,
	2003	2002	2001	2000	1999
	(in thousands of US dollars, US GAAP basis)
Balance Sheet Data (at end of period)
Mining properties (net)	399,719	353,059	301,221	281,497	221,067
Total assets	637,101	593,807	393,464	364,333	297,015
Long term debt(4)	143,750	143,750	151,081	186,261	131,458
Reclamation provision and other liabilities(5)	15,377	5,043	4,055	5,567	5,433
Shareholders' equity(6)	400,723	397,693	198,426	124,361	128,569

Notes:

(1)
Revenues from mining operations consist of gold and byproduct zinc, silver and copper revenues, net of smelting, refining and transportation costs. Effective 2000, the Company changed its accounting policy with respect to revenue recognition. As a result of the change, revenue from concentrates is recognized when legal title passes to custom smelters and is valued on an estimated net realizable value basis. Periodic adjustments on the final settlement of concentrates previously sold to smelters are included in revenue as soon as the amount can be reasonably determined. Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver are sold and also included in revenues from mining operations. Prior to this change, the Company recognized revenues from concentrates on a production basis. Under this basis of accounting, revenue was recognized once the ore was extracted and processed at the onsite mill facilities. The accounting change was accounted for as a cumulative catch-up adjustment and resulted in a loss of $1.8 million or $0.03 per share in 2000.

(2)
As a result of issuances of stock by Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) ("Contact Diamond"), the Company's interest in Contact Diamond was diluted to below 50% during 2003. The Company therefore no longer consolidates the results of Contact Diamond but accounts for its investment using the equity method of accounting. The Company now reports its share of losses in Contact Diamond as a separate line item in the consolidated financial statements. The Company began using the equity method to account for its interest in Contact Diamond on September 1, 2003.

(3)
On August 31, 1999, the Company settled a lawsuit commenced by Noranda Inc. ("Noranda") relating to the acquisition of Dumagami Mines Inc. for $1.3 million (C$1.9 million), of which C$950,000 was paid on signing of settlement documentation and the remaining C$950,000 was paid in August 2000. The lawsuit was dismissed without costs.

(4)
On February 15, 2002, Agnico-Eagle issued $143.8 million aggregate principal amount of 4.50% convertible subordinated debentures due February 15, 2012 (the "Convertible Debentures") for net proceeds of $138.5 million after deducting underwriting commissions of $4.3 million. Other costs of issuing the debentures totalled $1.0 million. The debentures bear interest of 4.50% per annum on the principal amount payable in cash semi-annually. The debentures are convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradeable common shares.

On February 15, 2002, the entire amount of the Company's senior convertible notes due January 27, 2004 (the "Senior Notes") was called for redemption.

For the year ended December 31, 2003, interest expense was $9.2 million (2002 — $7.3 million; 2001 — $12.9 million; 2000 — $5.9 million; 1999 — $5.6 million) and cash interest payments were $8.0 million (2002 — $24.4 million; 2001 — $10.4 million; 2000 — $4.4 million; 1999 — $5.6 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Senior Notes. See Note 4(b) to the consolidated financial statements on page 35 of Exhibit 99C to this Form 20-F.

(5)
Effective January 1, 2003, the Company adopted the provisions of FASB Statement No. 143 ("FAS 143") related to asset retirement obligations. FAS 143 applies to legal obligations resulting from the construction, development and operation of long-lived assets, such as mining assets. This standard requires companies to recognize the present value of reclamation costs as a liability in the period the legal obligation is incurred. The Company estimated the final reclamation provision taking into account current circumstances such as projected mine life at the end of 2003 and current throughput. Subsequent revisions to the final reclamation estimate could result from legislative changes or changes in the underlying assumptions such as life-of-mine.

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

In 2002, the Company completed a public offering of 13,800,000 units, each unit consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting issue costs of $9.1 million. Each whole share purchase warrant

  ("Share Purchase Warrant") entitles the holder to acquire one common share for a price of $19 at any time on or prior to November 14, 2007. If all outstanding Share Purchase Warrants are exercised, the Company would be required to issue an additional 6,900,000 common shares. See Note 6(c) to the consolidated financial statements on page 39 of Exhibit 99C to this Form 20-F. In 2001, the Company completed a public offering of 10,350,000 common shares at $7.90 per common share for net proceeds of $76.2 million. See Note 6(c) to the consolidated financial statements on page 39 of Exhibit 99C to this Form 20-F.

In 2003, the Company issued 255,768 common shares (2002 — 40,161; 2001 — 200,000; 2000 — 475,000) under a flow-through share private placement for proceeds of $3.6 million (2002 — $0.6 million; 2001 — $2.5 million; 2000 — $3.6 million) net of share issue costs. See Note 6(b) to the consolidated financial statements on page 39 of Exhibit 99C to this Form 20-F.

Currency Exchange Rates

        All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. The following tables present, in Canadian dollars, the exchange rates for the US dollar, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On January 13, 2005, the Noon Buying Rate was US$1.00 equals C$1.2005.

	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
High	1.3970	1.5750	1.6128	1.6023	1.5592	1.5302
Low	1.1775	1.2923	1.5108	1.4933	1.4350	1.4440
End of Period	1.2034	1.2923	1.5800	1.5925	1.4995	1.4440
Average	1.3017	1.4012	1.5704	1.5519	1.4855	1.4828
	2004
	December	November	October	September	August	July
High	1.2401	1.2263	1.2726	1.3071	1.3323	1.3353
Low	1.1856	1.1775	1.2194	1.2648	1.2964	1.3082
End of Period	1.2034	1.1902	1.2209	1.2648	1.3166	1.3296
Average	1.2189	1.1968	1.2469	1.2881	1.3127	1.3634

Risk Factors

Recent Losses

        Although the Company reported net income for the nine months ended September 30, 2004 and expects to report net income for the year ended December 31, 2004, it incurred net losses in 2003 and in each of the five years prior to 2002. For a discussion of the factors contributing to the losses, please refer to pages 1 to 22 in Exhibit 99C to this Form 20-F under the caption "Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations." The Company's profitability depends on the price of gold, gold production, total cash operating costs, the prices and production levels of byproduct zinc, silver and copper and other factors discussed in this section of the Form 20-F. Substantially all of these factors are beyond the Company's control and there can be no assurance that the Company will sustain profitability in the future.

Dependence on the LaRonde Division

        The Company's mining and milling operations at the LaRonde Division account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Division could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, the Company's principal development program is the expansion of the LaRonde Division. This program involves the exploration and extraction of ore from new zones and may present new or different challenges for the Company. In addition, gold production at the LaRonde Mine is expected to begin to decline commencing in 2007. Unless the Company can successfully bring into production the Lapa property, the Goldex property or its other exploration properties or otherwise acquire gold producing assets prior to 2007, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs at the LaRonde Division will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

Metal Price Volatility

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis, making use of hedging strategies where appropriate to ensure an adequate return to shareholders on new projects. In addition, in accordance with the Company's revolving bank credit facility, the Company has purchased put options to ensure projected revenues from sales of gold are sufficient to reasonably ensure that the Company will be in compliance with the financial and other covenants of the facility. See "Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations — Risk Profile" on pages 12 to 15 of Exhibit 99C to this Form 20-F for more details of the Company's hedging activities. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions, and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total production costs and remains at such a level for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. The prices received for the Company's byproducts (zinc, silver and copper) affect the Company's ability to meet its targets for total cash operating cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally implements hedging strategies to mitigate the effects of fluctuating byproduct metal prices.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2004	2003	2002	2001	2000	1999
High price ($ per ounce)	454	417	350	293	313	326
Low price ($ per ounce)	375	323	278	256	264	253
Average price received ($ per ounce)	—	368	312	273	278	274

        On January 13, 2005, the London P.M. Fix was $423.60 per ounce of gold. The average price received by the Company per ounce of gold for 2004 is not currently available. For the nine months ended September 30, 2004, the average price received per ounce of gold was $393.

        Based on 2005 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from 2004 market average prices are as follows:

Income per share
Gold	$0.09
Zinc	$0.04
Silver	$0.03
Copper	$0.01

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

        A rock fall that occurred in two production stopes during the first quarter of 2003 led to an initial 20% reduction in the Company's 2003 gold production estimate from 375,000 ounces to 300,000 ounces. Production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further reduction in the production estimate by 21%. Final gold production in 2003 was 236,653 ounces.

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

Total Cash Operating Costs of Gold Production at the LaRonde Mine

        The Company's total cash operating costs to produce an ounce of gold are dependent on a number of factors, including primarily the prices and production levels of byproduct zinc, silver and copper, the revenue from which is offset against the cost of gold production, the US dollar/Canadian dollar exchange rate, smelting and refining charges and production royalties, which are affected by all of these factors and the gold price. All these factors are beyond the Company's control.

        Total cash operating cost is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP (See the information set out under the caption "Results of Operations — Production Costs" on pages 4 to 7 of Exhibit C to this 20-F).

Risks of Acquisitions

        The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to increased risk of leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its recently amended bank credit facility to raise additional debt financing provided that it complies with certain covenants including that no default under the credit facility has occurred and is continuing, the terms of such indebtedness are no more onerous to the Company than those under the credit facility and the incurrence of such indebtedness would not result in a material adverse change in respect of the Company or the LaRonde Mine. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Restrictions in the Bank Credit Facility

        The Company's recently amended $100 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets, or make expenditures relating to property secured under the credit agreement at that time that is not consistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the bank credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts of principal or interest owing under the bank credit facility, if an event of default under the bank credit facility occurs, the Company would be unable to draw down on the facility, or if amounts were drawn down at the time of the default, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine and the El Coco property. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

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

Uncertainty of Mineral Reserve and Mineral Resource Estimates

        The figures for mineral reserves and mineral resource presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resource. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $325 per ounce gold price. While gold prices have generally been above $325 per ounce since mid 2002, for the four years prior to that the market price of gold has been, on average, below $325 per ounce. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

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

Laws and Regulations

        The Company's mining and mineral processing operations and exploration activities are subject to extensive Canadian federal and provincial laws and regulations, and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

        In January 2003, the Company received a notice of infraction from the Quebec Ministry of the Environment in connection with a controlled discharge of water of excess toxicity, which was carried out over a three-month period in the summer of 2002. The purpose of the discharge was to establish favourable construction conditions for the increase of tailings pond capacity in the autumn of 2002. No fine was payable in respect of the notice of infraction, however, the notice required production of a report detailing the causes of algae proliferation at the LaRonde Mine, which was delivered in 2003.

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

Currency Fluctuations

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 1999 to December 31, 2004, the Noon Buying Rate fluctuated from a high of C$1.6128 to a low of C$1.1775. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2005 after-tax operating results, a 10% change in the average annual US dollar/Canadian dollar exchange rate would affect net income by approximately $0.10 per share. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Company's foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Interest Rate Fluctuations

        Fluctuations in interest rates can affect the Company's results of operations and cash flows. The Company's 4.50% convertible subordinated debentures due 2012 are at a fixed rate of interest; however both its bank debt and cash balances are subject to variable interest rates.

Potential Unenforceability of Civil Liabilities and Judgments

        The Company is incorporated under the laws of the Province of Ontario, Canada. All but one of the Company's directors and officers and certain of the experts named in this Form 20-F are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. Our Canadian counsel has advised us that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec and exploration and development activities in Canada and the western United States (principally Nevada and Idaho). The Company's operating history includes almost three decades of continuous gold production primarily from underground operations. Since its formation in 1972, the Company has produced over 3.5 million ounces of gold. The Company believes it is currently one of the lowest cash cost producers in the North American gold mining industry. In 2004, the Company produced 271,567 ounces of gold at an average cash cost estimated to have been between $75 and $85 per ounce and, in 2003, the Company produced 236,653 ounces of gold at an average cash cost of $269 per ounce, in each case net of revenues received from the sale of zinc, silver and copper byproducts. For 2005, the Company expects total cash operating costs per ounce of gold produced to be between $135 and $145. These expected increased costs are due to an anticipated decline in byproduct metals prices below those realized in 2004 and a reduction in the contribution of foreign exchange hedging activities. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production. However, the Company has purchased put options that will allow it to set a floor price of $260 per ounce on a portion of its gold production prior to December 31, 2007. For a definition of terms used in the following discussion, see the section entitled "Mineral Reserve and Mineral Resource" on page 21.

        The Company's principal operating divisions are the LaRonde Division and the Exploration Division. The LaRonde Division consists of the LaRonde Mine and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine, with its single production shaft (the "Penna Shaft"), currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Division has produced over 2.5 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 7,380 feet, which the Company believes makes it the deepest single-lift shaft in the Western Hemisphere. Production was expanded at the LaRonde Mine to 7,000 tons of ore treated per day in October 2002. An extensive surface and underground exploratory drilling program to delineate additional mineral reserve began in 1990 and is continuing. The program successfully outlined several ore zones and a large mineral resource to the east of what was, at the time, the main production shaft. As at December 31, 2003, the LaRonde Division had established proven and probable mineral reserves of approximately 5.0 million ounces of contained gold.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties in the Abitibi region of Quebec in which the LaRonde Mine is situated, with a view to increasing annual gold production and gold mineral reserve. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas or Europe.

        Expenditures on the expansion of the LaRonde Mine and exploration and development in the surrounding region as at September 30, 2004 and the three preceding fiscal years were $32.0 million, $44.1 million, $62.5 million and $37.6 million, respectively. Expenditures for mine expansion, exploration and development for 2004 are expected to have been $55 million. These estimated 2004 expenditures include $27 million of capital expenditures at the LaRonde Mine, $8 million at the LaRonde II project, $13 million for the exploration and development of the Lapa property, $5 million for the exploration and development of the Goldex property, and $2 million for the exploration and development of the Bousquet and Ellison properties. Budgeted 2005 exploration and capital expenditures of $42.0 million consist of $14.1 million of sustaining capital expenditures at the LaRonde Mine, $12.7 million on projects relating to the LaRonde II project, $12.1 million at the Lapa property, $1.5 million on bulk sample and engineering projects at the Goldex property and $1.6 million on drilling at the Bousquet and Ellison properties. The financing for these expenditures is expected to be from internally generated cash flow from operations and from the Company's existing cash balances. Depending on the success of the exploration programs at this and other properties, the Company may be required to make additional capital expenditures for exploration, development and preproduction.

        In addition, the Company continuously evaluates opportunities to make strategic acquisitions. In the second quarter of 2004, the Company acquired an ownership interest in Riddarhyttan Resources AB ("Riddarhyttan"), representing 13.8% of its outstanding shares. In late December 2004, Riddarhyttan concluded a rights offering for 7.5 million shares pursuant to which the Company raised its ownership level to 14% of Riddarhyttan's outstanding shares. In connection with this acquisition, two representatives of the Company were elected to Riddarhyttan's board of directors. Riddarhyttan is a precious and base metals exploration and development company with a focus on the Nordic region of Europe. Its shares are listed on the Stockholm Stock Exchange under the symbol "RHYT". Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit, located approximately 550 miles north of Helsinki near the town of Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area consists of 22 contiguous claims (approximately 4,261 acres) with similar Precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec. The Company also recently signed a non-binding letter of intent pursuant to which it is conducting due diligence on an exploration property in northern Mexico with a view to purchasing an option to acquire the property. The Company has no other commitments or agreements with respect to any other acquisitions.

        The Company, through its Exploration Division, focuses its exploration activities primarily on the identification of new mineral reserve, mineral resource and development opportunities in the proven producing regions of Canada, with a particular emphasis on northwestern Quebec. The Company currently directly manages exploration on 56 properties in central and eastern Canada and the western United States, including properties acquired from Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) ("Contact Diamond") in September 2004. The Company's Reno, Nevada exploration office, acquired in that transaction, is focused on evaluating exploration opportunities in the western United States and northern Mexico.

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

        Effective February 11, 1999, two subsidiaries of the Company, Sudbury Contact Mines, Limited and Silver Century Explorations Ltd. ("Silver Century"), amalgamated pursuant to a court-approved plan of arrangement to form Contact Diamond.

        The Company has an approximate 44.2% interest in Contact Diamond. Contact Diamond is a junior exploration and development company with diamond properties in Ontario, Quebec, Nunavut and the Northwest Territories. Contact Diamond is incorporated under the laws of the Province of Ontario and is listed on the Toronto Stock Exchange.

Business Overview

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        First, the Company and its predecessors have over three decades of continuous gold production, experience and expertise in metals mining. The Company's operations are located in areas that are supportive of the mining industry. These operations are concentrated in areas among North America's principal gold-producing regions.

        Second, the Company believes that it is one of the lowest total cash operating cost producers in the North American gold mining industry. Although total cash operating cost per ounce of gold was $269 for 2003, this increased level resulted, in part, from the rescheduling of stope mining sequencing required as a result of the rock fall that occurred during the first quarter of 2003. For 2004, the Company's total cash operating cost per ounce of gold is estimated to have been between $75 and $85, due principally to higher gold production, higher net byproduct revenue resulting from increased production, higher byproduct metal prices and the elimination of the production royalty on an area of the mine that is mined out. The Company has achieved significant improvements in these measures through the strength of its byproduct revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status. For 2005, the Company expects total cash operating cost per ounce of gold produced to be between $135 and $145.

        Third, the Company's existing operations at the LaRonde Division provide a sound economic base for additional mineral reserve and production development at the property. The experience gained through building and operating the LaRonde Mine, along with the LaRonde Mine's extensive infrastructure, are expected to support the development of new projects in the region including the Lapa property, the Goldex property and the development project at LaRonde to access the Company's mineral resource base located outside of the Penna Shaft infrastructure (the "LaRonde II" project).

        Fourth, the Company's senior management team has an average of 16 years of operating and exploration experience in the mining industry. Management's significant experience has been instrumental in the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Division is expected to benefit the Company's current expansion program in the region.

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

        The Company continues to focus its resources and efforts on the exploration and development of its properties in the Abitibi region of Quebec, including LaRonde II, the Lapa property, the Goldex property and the LaRonde Mine with a view to increasing annual gold production and gold mineral reserve. The Company is evaluating these properties as potential growth opportunities in the Abitibi region. In 2003, although LaRonde's proven and probable gold mineral reserves were essentially unchanged on a tonnage basis, on the basis of contained gold ounces the Company added approximately 1.0 million ounces of gold to proven and probable mineral reserve, including replacement of 252,000 ounces of gold mined (before mill recoveries and smelter charges). As a result, the LaRonde Division's current proven and probable mineral reserve is estimated to contain approximately 5.0 million ounces of gold, 68.2 million ounces of silver, 2.2 billion pounds of zinc and almost 271.0 million pounds of copper.

        The underground workings at the Penna Shaft provide a base from which the Company conducted its drilling program of 161,000 feet in 2004 and will conduct an estimated 174,000 feet of drilling in 2005. For 2004, capital expenditures at the LaRonde Mine together with expenditures on regional projects and other exploration and development projects are estimated to have been $55 million, of which $44.1 million had been spent as at September 30, 2004. These 2004 estimates include $27 million of capital expenditures at the LaRonde Mine, $8 million at the LaRonde II project, $13 million for the exploration and development of the Lapa property, $5 million for the exploration and development of the Goldex property and $2 million for the exploration and development of the Bousquet and Ellison properties. Expenditures at LaRonde II in 2004 are estimated to have been $8 million. The regional development team continues to evaluate the LaRonde II, Lapa and Goldex development project. The Company plans to continue to invest in sustaining and project capital expenditures at the LaRonde Mine together with regional projects and other exploration and development projects. Budgeted 2005 exploration and capital expenditures of $42.0 million consist of $14.1 million at the LaRonde Mine, $12.7 million at the LaRonde II project, $12.1 million at the Lapa property, $1.5 million at the Goldex property and $1.6 million at the Bousquet and Ellison properties. There can be no assurance that the Company will not revise its anticipated capital expenditure program.

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

        The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company has been able to acquire control of exploration properties at favourable prices. The Company's approach to property acquisition has evolved to include joint ventures and partnerships and the acquisition of producing properties and, more recently, has evolved to include consideration of properties outside of Canada and the United States. The Company is currently considering opportunities to acquire development and producing properties in the Americas and Europe.

        In the first quarter of 2004, two accidents claimed the lives of an employee and a contract miner. The Commission de la santé et de la sécurité du travail has completed an investigation into these accidents, but has not yet announced a decision as to if it intends to proceed further in respect of the matter. Also, in January 2005, an accident claimed the life of an employee. Other than the investigation discussed above, no regulatory or other action has been initiated against the Company in connection with these industrial accidents. The Company's LaRonde Mine remains one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and all of its employees continue with a focused effort to improve workplace safety.

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

        In Quebec, mining rights are governed by the Mining Act (Quebec). In 1966, the mining concession system set out for Crown lands containing mineralized zones by the Mining Act (Quebec) was replaced by a system of claims and mining leases. A claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land. Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of 10 years.

Organizational Structure

        The Company's only significant associate is Contact Diamond (formerly Sudbury Contact Mines Limited), a public company listed on the TSX under the symbol "CO". The Company has an approximate 44.2% interest in Contact Diamond. Contact Diamond is an exploration and development company with diamond properties in Ontario, Quebec, Nunavut and the Northwest Territories. Contact Diamond is a corporation incorporated under the laws of the Province of Ontario. Historically and until August 31, 2003 Contact Diamond had been a subsidiary of the Company. However in 2003, through a series of equity financings, Contact Diamond became more financially independent and the Company's ownership was diluted to less than 50%. Accordingly, Contact Diamond is no longer a subsidiary of the Company and the Company no longer consolidates Contact Diamond's operations with its own. The Company now uses the equity method to account for its interest in Contact Diamond. Each member of Contact Diamond's management team (other than Matthew Manson, its recently appointed President and Chief Operating Officer) is also a member of the management team of the Company, two of its directors are also directors of the Company (including one director of the Company who is also an officer of the Company), and two of its directors are also officers of the Company. The Company does not have any significant subsidiaries.

Property, Plant and Equipment

LaRonde Division Property

        The Company's LaRonde Division consists of the LaRonde property, currently the Company's only material property, and the adjacent El Coco and Terrex properties (collectively the "LaRonde Mine"), each of which is 100% owned and operated by the Company. The LaRonde Mine is situated approximately 35 miles west of the City of Val d'Or in northwestern Quebec (approximately 400 miles northwest of Montreal, Canada) in the municipalities of Preissac and Cadillac. The LaRonde Mine can be accessed from either Val d'Or or Rouyn- Noranda, which is approximately 35 miles west of the LaRonde Mine, via Quebec provincial highway No. 117. The LaRonde Mine is situated approximately 1.2 miles north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, roughly four miles from the LaRonde Mine.

Location Map of Agnico-Eagle LaRonde Division

        The LaRonde Mine is located in the Abitibi region of northwestern Quebec, a region characterized by its availability of experienced mining personnel. The elevation is 1,106 feet above sea level. All of the LaRonde Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. Water used in the LaRonde Mine's operations is sourced from Lac Preissac and is transported approximately 2.5 miles to the mine site through a surface pipeline. The climate of the region is continental and the average annual rainfall is 25 inches and the average annual snowfall is 125 inches. The average monthly temperatures range from a minimum of -23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year round without interruption due to weather conditions. However, in 2002 high underground temperatures due to extreme summer heat caused delay in development activity in lower portions of the mine.

        The LaRonde Mine operates under mining leases obtained from the Quebec Ministry of Natural Resources and under certificates of approval granted by the Quebec Ministry of the Environment. The LaRonde property consists of 35 contiguous mining claims and two provincial mining leases and covers in total approximately 2,785 acres. The El Coco property consists of 22 contiguous mining claims and a portion of one of the LaRonde provincial mining leases and covers in total approximately 888 acres. The Terrex property consists of 20 mining claims that cover in total approximately 1,009 acres. In Quebec, in order to retain title to mining claims, in addition to paying a small bi-annual rental fee, exploration work (or an equivalent value cash payment) has to be completed in advance (either on the claim or on adjacent claims) and filed with the Quebec Ministry of Natural Resources. The amount of exploration work (and bi-annual rental fee) required bi-annually ranges from $500 to $2,500 per claim (the rate is fixed by Quebec Government regulations). The mining leases on the LaRonde property and on the LaRonde and El Coco properties expire in 2008 and 2021, respectively, and are automatically renewable for three further ten-year terms on payment of a small fee.

        The LaRonde Mine includes underground operations at the LaRonde and El Coco properties that can both be accessed from the Penna Shaft, a mill, treatment plant, secondary crusher building and related facilities. The El Coco property was acquired from Barrick Gold Corporation ("Barrick") in June 1999 and is subject to a 50% net profits interest in future production from approximately 500 meters (1,640 feet) east of the LaRonde property boundary. The remaining 1,500 meters (4,921 feet) is subject to a 4% net smelter return royalty. This area of the property is now substantially mined out and therefore the Company did not pay royalties in 2004 and does not expect to pay royalties in 2005. In 2003, exploration work started to extend outside of the LaRonde property on to the Terrex property where a down plunge extension of the 20 North gold zone was discovered. The Terrex property is subject to a 5% net profits royalty to Delfer Gold Mines Inc., a 1% of the net smelter return royalty to Breakwater Resources Ltd. and a 2% of the net smelter return royalty to Barrick. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property.

Mining and Milling Facilities

        The LaRonde Mine was originally developed utilizing a 3,961 foot shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to the 25th Level of Shaft #1 and then continues down to Level 152 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000. Shaft #1 is currently being used as a second escape way and provides services for the Penna Shaft (i.e. ventilation, compressed air, water). A second production shaft (Shaft #2), located 4,000 feet to the east of Shaft #1, was completed in 1994 down to a depth of 1,722 feet and was used to mine Zones #6 and #7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to the 6th Level. A third shaft (Penna Shaft, formerly called Shaft #3) located approximately 1,640 feet to the east of Shaft #1, was completed down to a depth of 7,380 feet in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 7 and 6.

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

        Currently, water is treated at various facilities at the LaRonde Division. Prior to the water entering the tailings pond system, cyanide is removed at a cyanide destruction facility using a sulphur dioxide (Inco) process. A secondary treatment plant located between the #1 and #2 polishing ponds uses a peroxysilica process to complete the cyanide destruction process. In addition, water with higher than permissible acidity is treated by lime in the mill complex prior to being released to the environment. In the first quarter of 2004, in response to revised Federal mining effluent regulations, the Company completed and commissioned a new water treatment plant that will reduce tailing effluent toxicity immediately prior to discharge. The plant uses a biological treatment process. Prior to the completion of the water treatment plant, the Company retained excess water in its tailing pond complex. At the end of March 2004 treated water released from the plant successfully passed a toxicity test. The flow rate is steadily being increased as the biomass continues to build up. In 2004, high water levels at the tailings pond at LaRonde caused by above average rainfall and overcast conditions were mitigated by a discharge of slightly toxic water into the environment that was permitted by the Quebec Ministere de l'Environnement. Also, the Company installed a coffer dam in the tailings pond to provide extra capacity. In 2004, the Company initiated construction on a second phase expansion of the water treatment plant and to further increase treatment capacity. Estimated expenditures on this second phase expansion are $4.2 million and construction is expected to be completed in the first quarter of 2005.

        Tailings are stored in tailings ponds covering an area of approximately 293 acres and waste rock is stored in two waste rock piles with a combined volume of approximately 50.4 million cubic feet. The Company holds mining claims to the northeast, to the east and to the southeast of the tailings ponds that would allow expansion of the tailings ponds and the establishment of additional waste disposal areas.

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

        The milling complex consists of a grinding, gravity, copper flotation, zinc flotation, and a precious metals recovery circuit and refinery. A copper concentrate containing approximately 75% of the gold and by product silver and copper is recovered. The zinc flotation circuit produces a zinc concentrate containing approximately 5% of the gold. The remaining 20% is recovered partly by the gravity circuit (5%) and the precious metals circuit including a new refinery using the Merrill Crowe process (15%) and shipped as doré bars. Both the zinc and copper flotation circuits consist of a series of column and mechanical cells that sequentially increase the zinc concentrate and copper concentrate quality. In 2003, zinc recoveries averaged 78.2% with peak monthly recovery rates exceeding 82.5% on a daily basis (83.1% on a monthly basis). Zinc concentrate quality has averaged over 53.28% zinc. Copper recoveries have averaged over 80.3%, however, with peak monthly recovery rates of 86.2% on a monthly basis. Copper concentrate quality averaged 17.1% for the year. In the first three quarters of 2004, zinc recoveries averaged 84.0% with high and low monthly recovery rates approximately 85.1% and 80.7%, respectively, and copper recoveries averaged 78.8%, with high and low monthly recovery rates of 83.1% and 72.3%, respectively. Copper concentrate quality averaged 14.7% for the first three quarters of 2004.

        Since commercial production began in 1988, gold recoveries have averaged over 92%. During 2003 and the first three quarters of 2004, gold recoveries averaged over 91.4% and 91.9%, respectively. In 2003, silver recoveries averaged 82.6%. During 2003 and the first three quarters of 2004, the mill processed approximately 2.4 million and 2.2 million tons of ore, respectively, averaging approximately 6,700 and 8,000 tons of ore treated per day, respectively, and operating over 89.6% and 93.2% of available time in such periods, respectively.

Development

        In the latter half of 2003 and in 2004, development was focused on preparing mining blocks well in advance of their planned production to mitigate the impact of any unforeseen development delays on production. Development also focused on completing ramp development between Level 194 and Level 215. This ramp development was completed in the third quarter of 2003 bringing about additional mining flexibility as mining equipment is no longer captive on mining horizons between these levels. In 2004, the Company initiated ramp development construction between Level 215, the lowest producing level of the LaRonde Mine, and Level 236 in order to establish a new mining horizon for production on this lower level. The Company expects that the first mining blocks on Level 236 should be ready for mining by the end of 2005. Also construction will continue on a ramp between the upper and lower mining horizons of the Penna Shaft that will provide the Company with continuous ramp access from the surface to Level 236. The Company expects to complete this ramp development program in mid 2005.

        Development along Level 215 continued in 2003 as the Level 215 drift continued toward the western property boundary. This drift is a base for our continued drilling on Zone 20 North at depth. For 2004, development crews focused on continuing the Level 215 drift to the west as drilling from this level is pivotal to the Company's ongoing testing of Zone 20 North at depth and to the west. In 2005, development and exploration activity will continue from the Level 215 Exploration Drift. At September 30, 2004, development activity had reached 200 feet to the west of the boundary between the LaRonde and Bousquet properties. The exploration drift will be extended an additional 2,000 feet by mid 2005. The focus of the development activity will be to define the western limit of Zone 20 North at depth and to acquire additional information on the high grade polymetallic zone of Zone 20 North at depth and to the west.

Geology and Diamond Drilling

        Geologically, the LaRonde Mine property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Sub-Province and the Pontiac Sub-Province within the Superior Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake fault zone marking the contact between the Abitibi and the Pontiac sub-provinces, located approximately 1.2 miles to the south of the LaRonde property.

        The geology that underlies the LaRonde Mine consists of three east-west trending, steeply south dipping and generally southward facing regional lithological units (geological Groups). The units are, from north to south: (i) 1,200 feet of the Kewagama Group which is made up of thick band of interbedded wacke; (ii) 5,000 feet of the Blake River Group, a volcanic assemblage which hosts all the known economic mineralisation on the property; and (iii) 1,800 feet of the Cadillac Group, made up of thick band of wacke interbedded with pelitic schist and minor iron formation.

        Zones of strong sericite and chlorite alterations, which enclose massive to disseminated sulphide mineralization (in which gold, silver, copper and zinc are mined at the LaRonde Mine) follow steeply dipping, east-west trending, anastomosing shear zone structures within the Blake River Group volcanic units from east to west across the property. These shear zones comprise a larger structure, the Doyon-Dumagami Structural Zone, which hosts several important gold occurrences (including the Doyon gold mine and the former Bousquet mines) and has been traced for over 6 miles within the Blake River Group from the LaRonde Division property westward to the Mouska gold mine.

        The gold bearing zones at the LaRonde Division are lens-shaped aggregates of disseminated, stringer through to massive, aggregates of coarse pyrite with a copper, zinc and silver content. Ten zones that vary in size from 50,000 to 40,000,000 tons have been identified, of which eight are believed to be economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also enhanced where closely spaced north-south fractures cut the pyrite lenses.

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

        Compared to the mineral reserve estimate as of December 31, 2002, on a tonnage basis, the LaRonde Division's combined proven and probable mineral reserve decreased 0.2% to 41.6 million tons in 2003. The 41.6 million tons of mineral reserves includes the replacement of 2.4 million tons that were mined in 2003. The Company's ability to sustain its level of proven and probable mineral reserve was primarily due to continued successful exploration results at depth.

        In 2003, drilling targeted continued definition of Zone 20 North, delineation and definition drilling of Zone 7, deep exploration testing the extension of Zone 20 North at depth and to the west. The Zone 7 drilling program was largely completed in 2003 with the first production mining block from Zone 7 being mined in January 2004. The testing of Zone 20 North at depth and to the west continued into 2004 as the property boundary constraints were removed with the Company's purchase of the Bousquet property and the Terrex property. In 2004, the focus of the exploration program was to continue the conversion of mineral resource to mineral reserve, to complete the definition of Zone 20 North at depth, to confirm potential higher grade core at depth, and to test for the extension of Zone 20 South at depth and to the west. The results of the exploration program will be incorporated into the deep mining feasibility study that the Company expects to complete by mid 2005. A summary of the diamond drilling completed on the LaRonde Mine property is set out below:

	Number of Holes Drilled		Feet Drilled
LaRonde Target for Diamond Drilling
	2003	2004	2003	2004
Production Stope Delineation	218	180	43,285	35,880
Definition	84	54	50,479	24,852
Deep Exploration (Zone 20 North)	41	41	69,171	98,749

TOTAL	343	275	162,935	159,481

        The combined cost of the diamond drilling at the LaRonde Mine was approximately $5.0 million in 2003 (including $0.5 million in definition drilling expenses charged to operating costs at the LaRonde Mine and also the cost of the Level 215 exploration drift and services) and is estimated to have been $2.0 million in 2004. The total cost of exploration incurred since production started at the LaRonde Mine in 1988 is estimated to be over C$53.9 million. Expenditures on exploration and studies for LaRonde II (Zone 20 North at depth) are estimated to have been $3.8 million in 2004 and is expected to be $12.7 million in 2005. In the first three quarters of 2004, the Company spent $3.0 million on exploration and studies for LaRonde II.

        Zone 20 North has developed into what the Company believes is one of the largest gold bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. The following tables summarize Zone 20 North's contribution to the LaRonde Mine's mineral reserve:

Proven and Probable Mineral Reserves
Total LaRonde Property	41,602,000 tons
Zone 20 North	39,208,000 tons
Measured and Indicated Mineral Resources
Total LaRonde Property	3,716,000 tons
Zone 20 North	2,468,000 tons
Inferred Mineral Resource
Total LaRonde Property	15,294,000 tons
Zone 20 North	14,189,000 tons

        Zone 20 North initially occurs at a depth of 2,700 feet below surface and has been traced down to a depth of 9,900 feet below surface. With increased access on the lower levels of the mine (i.e., Levels 170, 194, 212, 215 and 220), the transformation from a "zinc/silver" ore body to a "gold/copper" deposit continued during 2003 and 2004. Most of the definition drilling was conducted from Levels 194 and 215. In 2003 and 2004, exploration drilling was also conducted from Level 220, the lowest level of the Penna Shaft.

        Zone 20 North can be divided into an upper zinc/silver-enriched zone and a lower gold/copper-enriched zone. The zinc zone has been traced over a vertical distance of 2,600 feet and a horizontal distance of 1,900 feet, with thicknesses approaching 125 feet. The gold zone has been traced over a vertical distance of over 4,400 feet and a horizontal distance of 2,000 feet, with thicknesses varying from 35 feet to 100 feet. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. This is the same historical relationship noted at Shaft #1's Main Zone. At depth, the massive sulphide lens becomes richer in gold and copper. During 2003,

2.1 million tons of ore grading 0.09 ounces of gold per ton, 2.44 ounces of silver per ton, 0.41% copper and 4.06% zinc were mined from Zone 20 North. In the first three quarters of 2004, 2.1 million tons of ore grading 0.10 ounces of gold per ton, 2.62 ounces of silver per ton, 0.55% copper and 4.31% zinc were mined from Zone 20 North.

        Drilling results in 2003 continued to delineate and increase the size of the zone while demonstrating the transformation from a zinc/silver ore body to a gold deposit at depth. One of the most significant results of the year was obtained from drill hole 3215-68A. The drill hole intersected the following values:

		Interval (ft)
Drill Hole	True Thickness (ft)			Gold (oz/ton) Cut (1.5 oz)
		From	To		Silver (oz/ton)	Copper (%)	Zinc (%)
3215-68A (North)	45.9	4,160.0	4,245.0	0.19	2.21	0.61	1.87

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

        In the first nine months of 2004, two additional drill holes were completed which tested the Zone 20 North's polymetallic zone at depth. The results are summarized below:

		Interval (ft)
Drill Hole	True Thickness (ft)			Gold (oz/ton) Cut (1.5 oz)
		From	To		Silver (oz/ton)	Copper (%)	Zinc (%)
3215-85D	12.1	3,784.1	3,800.2	0.26	1.95	0.37	9.66
Uncut	12.1	3,784.1	3,800.2	0.59	1.95	0.37	9.66
3215-95	40.7	3,103.6	3,152.2	0.22	1.60	0.52	6.26
Uncut	40.7	3,103.6	3,152.2	0.26	1.60	0.52	6.26

        These results further confirm the existence of a higher grade polymetallic zone at depth. The most significant result was obtained in drill hole 3215-95, which is the third hole to confirm the existence of a higher grade polymetallic zone at depth. The intercept, located at a depth of 9,339 feet and approximately 3,700 feet to the west of the Penna Shaft, straddles the boundary of the LaRonde and Terrex properties. The intersection consisted of 30% to 90% massive pyrite with occurrences of sphalerite and chalcopyrite hosted by a siliceous matrix. Visible gold was noted in a quartz vein. The vein graded 2.55 ounces of gold (uncut) over an interval of 2.1 feet. With the most recent results, the polymetallic zone has been traced over a length of approximately 1,500 feet and a vertical height of 500 feet. These results will be used in the preparation of the Company's deep mining feasibility study that is expected to be completed in mid 2005.

        Agnico-Eagle currently controls almost 20 miles along this belt both east and west of the LaRonde Mine, much of which remains unexplored. Access to a portion of this property holding provided by the LaRonde Mine's underground infrastructure will facilitate further exploration.

        Historically, increased drill hole density has improved initial mineral reserve and mineral resource estimates based on widely spaced drill holes usually drilled from the shaft stations. Ultimately, development within the ore zones has confirmed or upgraded the original estimates.

        Zone 20 South is located approximately 400 feet south of Zone 20 North. It consists of at least two known disseminated to massive sulphide gold/copper/zinc-bearing lenses made up of 80% to 90% pyrite, 5% to 10% sphalerite and 1% to 3% chalcopyrite. The Zone 20 South horizon has been traced over a vertical distance of 5,300 feet and a horizontal distance of 400 feet, with a mineralized thickness varying from 10 feet to 40 feet. The El Coco property contains the eastern extension of Zone 20 South. The current mineral reserve position on Zone 20 South on the LaRonde property is 189,600 ounces and on the El Coco property is 3,900 ounces. In 2003, approximately 114,100 tons grading 0.14 ounces of gold per ton were mined from Zone 20 South on the LaRonde property and over 178,800 tons grading 0.17 ounces of gold per ton were mined from Zone 20 South on the El Coco property. In the first three quarters of 2004, approximately 36,100 tons grading 0.14 ounces of gold per ton were mined from Zone 20 South on the LaRonde property and over 22,800 tons grading 0.20 ounces of gold per ton were mined from Zone 20 South on the El Coco property. As at December 31, 2003, the reserves on the El Coco property were substantially depleted.

        Reserves in Zone 20 South in the upper Penna Shaft area are depleting rapidly and have been substantially depleted on the El Coco property. The bulk of the current reserves (almost 193,500 ounces of gold) are located in the lower mine area. Mineralization of Zone 20 South in this lower area of the Penna Shaft appears to be very similar to what was initially encountered in Zone 20 South near Level 146 where the mineralization is narrow, high-grade but more difficult to define. Additional high-grade gold mineralization at depth could have a significant impact on the long-term mine plan. High grade mineralization just above Level 215 has not yet been factored into the long-term mine plan.

        The significance of Zone 20 South production can be summarized as follows:

  •
  Zone 20 South is characterized by higher-grade mineralization frequently accompanied by coarse visible gold.

  •
  Reserves on the El Coco property were substantially depleted as at December 31, 2003 and production since then has come from royalty-free areas of Zone 20 South lens production.

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

        In the first three quarters of 2004, 14 drill holes were completed in Zone 20 South below Level 215. The results were highly erratic and generally poor. While additional drilling will be conducted in 2005, the current results do not justify an economic evaluation.

        The 2004 drilling program continued testing Zone 20 North at depth and to the west and will continue upper and lower mine delineation drilling. In addition to drilling conducted from the LaRonde Mine infrastructure, drilling was also conducted in 2004 using the underground infrastructure available from the Company's recently acquired Bousquet property. For 2004, three main areas of drilling were conducted including testing potential extensions of mineralization at depth on the Ellison property from the 9th Level and drilling from bottom of the Bousquet Shaft to probe the results at depth encountered in Drill Hole 3215-68A, intersected from LaRonde's Level 215 exploration drift.

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

        In 2004, the Company commissioned a water treatment plant that reduces tailing effluent toxicity immediately prior to discharge. The Company has initiated construction on a second phase expansion of the water treatment plant to further increase treatment capacity. In 2004, the Company initiated ramp development between Level 215 and Level 236. The Company expects to complete this development and ramp construction between the upper and lower mining horizons at the Penna Shaft in 2005.

        The regional development team will continue to evaluate the development project at LaRonde II, the Company's mineral resource base located outside of the Penna Shaft infrastructure. In 2004, the Company continued the deep drilling program from the Level 215 drift and the bottom of the Bousquet Shaft to incorporate those results into a feasibility study which is expected to be completed in mid 2005. In connection with the preparation of this feasibility study, the development team is also refining studies of the technical issues associated with deep mining.

        The Company initially planned capital expenditures of $31.4 million in 2004, but revised that amount to $55 million, with the increase primarily due to the commencement of underground programs at Lapa and Goldex projects (see "Lapa Project" and "Goldex Project"). Budgeted 2005 exploration and capital expenditures of $42 million consist of $14.1 million of sustaining capital expenditures at the LaRonde Mine, $12.7 million on projects relating to LaRonde II, $12.1 million on the Lapa property, $1.5 million on the bulk sample and engineering projects at the Goldex property and $1.6 million on drilling at the Bousquet and Ellison properties. During 2005, the Company plans exploration expenditures on grassroots exploration projects of approximately $4.8 million.

Mineral Reserve and Mineral Resource

        The information set forth below with respect to the mineral reserves at the LaRonde Division, Bousquet, Ellison, Goldex and Lapa properties has been prepared by the following qualified people in accordance with the Canadian Securities Administrators' National Instrument 43-101 ("National Instrument 43-101"):

Property	Qualified person responsible for mineral reserve estimates
LaRonde Division	Guy Gosselin, P.Eng., P.Geo., Chief Geologist, LaRonde Division
Bousquet and Ellison	Normand Bedard, P.Geo., Senior Geologist, Regional Project Division
Lapa and Goldex	Marc Legault, P.Eng., Manager, Project Evaluations

        The qualified person responsible for the LaRonde II, Lapa and Goldex preliminary feasibility studies is Rosaire Emond, P.Eng., Senior Mining Engineer, Regional Project Division.

        The Company's Manager, Project Evaluations, Marc H. Legault, P.Eng., a "qualified person" under National Instrument 43-101, has supervised the preparation of and verified the information that forms the basis for the scientific and technical information in this Form 20-F.

        The criteria set forth in National Instrument 43-101 are similar to the reserve definitions and guidelines for classification of mineral resource used by the United States Securities and Exchange Commission's Industry Guide No. 7. However, the definitions in National Instrument 43-101 differ in certain respects from the definitions set forth in the United States Securities and Exchange Commission's Industry Guide No. 7 concerning mining operations. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

        This section uses the terms "measured resources" and "indicated resources." We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

        This section uses the term "inferred resources." We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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

        "Cut-off Grade" means (a) in respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted, and (b) in respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production and metal prices.

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

Notes:

(1)
The proven and probable mineral reserves set forth in the table above are based on net smelter return cut-off value of the ore that varies between C$35.38 per ton and C$54.43 per ton depending on the deposit. (For instance, the C$35.38 cut-off, which is supported by LaRonde engineering reports that demonstrate that economic extraction can be justified, is applied only in respect of the recovery of gold mineralization located in a part of the LaRonde Mine immediately adjacent to zinc mineralization to which the C$54.43 cut-off applies. The zinc mineralization is economic at a cut-off grade of C$54.43 and will be extracted in the ordinary course. When the zinc mineralization is extracted, the access costs for the zinc will have been incurred. To extract the gold mineralization from this area once the adjacent zinc mineralization has been extracted, the Company will not have to incur additional access costs. As a result, the incremental cost of extracting the gold mineralization is low, and a cut-off grade of C$35.38 is appropriate.) The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The Company's historical metallurgical recovery rates for gold at the LaRonde Mine to December 31, 2003 were 92.0%. The Company's estimated metallurgical recovery rates for the first three quarters of 2004 from the LaRonde Mine were 91.9% for gold, 86.7% for silver, 78.8% for copper and 84.0% for zinc. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

The 2004 mineral reserve and mineral resource estimate at LaRonde was calculated using a gold price of $325 per ounce, a silver price of $5.00 per ounce, a copper price of $0.80 per pound, a zinc price of $0.50 per pound and a US$/C$ exchange rate of $1.40. The metal and foreign exchange assumptions were changed in 2003 resulting from changes in the prices for each metal and US$/C$ exchange rate. The impact of the increase in gold price from $300 to $325 was essentially negated by the change in the US$/C$ exchange rate from $1.50 to $1.40. Using a $300 gold price, gold reserves would decrease by approximately 6%, whereas using a gold price of $350 would increase reserves by approximately 6%.

(2)
Represents contained gold ounces and does not include equivalent gold ounces for the byproduct metals contained in mineral reserve.

Reconciliation of LaRonde Division Mineral Reserve

        The following table shows the reconciliation of mineral reserve (in nearest 100,000 tons) at the LaRonde Division by category as at December 31, 2002 to December 31, 2003.

	Proven	Probable	Total
December 31, 2002	8,000,000	33,700,000	41,700,000
Mined	(2,410,000)	—	(2,410,000)
Revision	1,258,000	1,054,000	2,312,000

December 31, 2003	6,848,000	34,754,000	41,602,000

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

        Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and a full discussion of the factors that may materially affect mineral reserve and mineral resource estimates may be found in the 2004 LaRonde Mineral Resource and Mineral Reserve Estimate, Agnico-Eagle Mines Limited, LaRonde Division dated November 15, 2004, filed with Canadian Securities Administrators on SEDAR.

Lapa Project

        The Lapa Project is an advanced stage exploration property located approximately seven miles east of the LaRonde Mine near Cadillac, Quebec and is accessible by provincial highway. The Lapa property, which contains the Contact Zone deposit, is made up of the Tonawanda property, which consists of 42 mining claims totalling approximately 1,912 acres, and the Zulapa property, which consists of one mining concession totalling approximately 231 acres. In 2003, the Company purchased the Lapa property from Breakwater Resources for a payment of $8.925 million, a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. An additional $1 million is payable to Breakwater if the published inferred mineral resource at the Lapa property reaches 2.0 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2.0 million may be used by the Company as a credit to offset net smelter return royalties payable.

        In the first quarter of 2003, the Company completed a mineral reserve and mineral resource estimate on the Contact Zone deposit conforming to National Instrument 43-101. In February 2003, the mineral resource estimate was 3,270,546 tons grading 0.249 ounces per ton of gold. Most of the mineralized drill holes contain visible gold. For this mineral resource estimate, high assay values were capped at 1.50 ounces per ton. Drilling throughout 2003 also confirmed a potentially new zone, the Contact South Zone, immediately adjacent to the west of the Contact Zone. The 2003 drilling program also focused on infill drilling that resulted in the resource to reserve conversion at year end.

        Throughout 2003, the Company also focused on collecting material to be used in conducting metallurgical testing and preliminary engineering and baseline environmental studies have been initiated. Drilling in 2004 concentrated on expanding the known orebodies (Contact Zone and Contact South Zone) as well as drilling untested portions of the volcano-sedimentary contact in the eastern portion of the property. Preliminary engineering throughout 2004 was focused on providing various options for the development of the property. In 2004 the Company initiated a project to sink a 2,700 foot deep shaft at the Lapa property. Completion of the shaft is expected to occur in 2006. The shaft will provide access for underground diamond drilling to test the depth potential of the deposit, confirm appropriate mining methods and initiate a bulk sampling program. Activity at the Lapa property in 2005 will focus on the construction of the shaft and initiating the underground drilling program.

        As of December 31, 2003, a mineral reserve estimate was conducted on the Lapa property which, when it was incorporated into a preliminary feasibility study, led to the following results.

December 31, 2003
Gold
Probable — tons	4,661,000
Average grade — gold ounces per ton	0.25
Total mineral reserve — tons	4,661,000
Total contained gold ounces	1,187,000

Tonnage information is rounded to the nearest 100,000 tons.

Notes:

(1)
The 2003 mineral reserve and mineral resource estimate was calculated using a gold price of $325 per ounce and a US$/C$ exchange rate of $1.40. In estimating the Lapa probable mineral reserve and mineral resource, cut-off grades of 0.19 and 0.15 ounces per ton, respectively, were used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.2 feet. Separate cut-off grades are used for the estimation of mineral reserves and mineral resources. The cut-off grade used for the estimate of mineral reserves is based on the grades used in the preliminary feasibility study or feasibility study that supports the estimate of mineral reserves whereas the cut-off grade used for the estimation of mineral resources is determined by the Company based on the minimum grade of ore that has reasonable prospects for economic extraction. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. In addition to the mineral reserves set out above, the Lapa property contained 0.7 million tons of measured and indicated mineral resource grading 0.16 ounces of gold per ton and 0.3 million tons of inferred mineral resource grading 0.18 ounces of gold per ton.

(2)
For the 2004 mineral reserve and mineral resource estimate, high assay values were capped at 1.5 and 2.0 ounces of gold per ton, respectively, for the Contact and Contact South Zones.

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

Goldex Project

        The Goldex Project is an exploration property held under 22 claims, totalling approximately 661.7 acres. The Goldex property is located in Val d'Or, Quebec and is accessible by provincial highway. The claims are renewable every second year upon payment of a small fee. The Company has a 100% working interest in the Goldex property. The Goldex property is made of three claim blocks: the Probe block (ten claims, 302.4 acres); the Dalton block (one claim, 25.7 acres); and the Goldex Extension block (11 claims, 333.6 acres). The Goldex

Extension Zone, which is the gold deposit on which the Company is currently focusing its exploration and development efforts, was discovered in 1989 on the Goldex Extension claim block (although a small portion of the deposit is interpreted to occur on both the Dalton and Probe claim blocks). Probe Mines Ltd. holds a 5% net smelter return royalty interest on the Probe claim block. Should commercial production commence on the Dalton claim, 18,000 shares of the Company will be issued to the estate of John Michael Dalton Jr. The Goldex Extension block claims are subject to a 20% net profits royalty interest in favour of Explorations Ormico Ltée and a 1% net smelter return royalty interest in favour of Denis, Donald, Bernard, Marlin and Christine Charlebois.

        The surface facilities at the Goldex Project include a headframe, a surface building containing a mechanical shop, a warehouse, an office and a 2,600-foot shaft, which provides underground access. Since 1989, the Company has undertaken a major exploration program on the Goldex Extension Zone. This program included deepening the shaft from 1,500 feet to its current 2,600-foot depth, over 158,700 feet of drilling, over 6,833 feet of horizontal development, 146,500 cubic feet of slashing, 476.2 feet of raising and the extraction and milling of two bulk samples (36,743 tons in 1995 and 113,395 tons in 1996). Underground exploration drilling in 1997 confirmed earlier results that outlined a large zone of low-grade mineralization. A mineral resource estimate was calculated which returned 22.6 million tons, grading 0.068 ounces of gold per ton, using a cutting factor of one ounce per ton.

        In 1997, a mining study showed that the deposit was not economically viable to mine using the mining approach chosen and drill-hole indicated grade. Results from the bulk sampling suggested, however, that the estimation method used may have underestimated the realized grade for the Goldex Extension Zone. However, in late 1997, in view of the then-prevailing market price of gold, the property was placed on a care and maintenance basis. In September 1998, the workings were allowed to flood. The carrying value of the Goldex Project was written down to nil in 1997.

        In January 2003, a new mineral resource estimate was completed conforming with National Instrument 43-101. The indicated mineral resource of the Goldex Extension Zone was estimated to be approximately 13.7 million tons at 0.073 ounces of gold per ton with an additional 5.6 million tons grading 0.075 ounces of gold per ton in the inferred mineral resource category. The estimate was based on a $300 per ounce gold price, a cut-off grade of 0.045 ounces per ton and 0.03 ounces per ton for internal dilution (or sloughing), and a US$/C$ rate of $1.50.

        Throughout 2003, the Company re-evaluated the Goldex project reviewing mining methods and grade estimation methods. In February 2004, a new reserve and resource estimate was completed for the Goldex Extension Zone conforming to National Instrument 43-101 which, coupled with a new preliminary feasibility study, led to a resource to reserve conversion of 1.6 million ounces of gold.

        Dewatering of the underground workings was completed in 2004 in preparation for a bulk sample. The shaft bottom is at a depth of 2,610 feet. Shaft rehabilitation was completed to a depth of 750 feet.

        In 2004, a total of 2,000 feet of raise development was excavated through the center of the gold mineralization at three separate locations along the 1,500 feet strike length of the Goldex deposit. Mapping and sampling of these raises started in 2004 and are expected to be completed in early 2005. During the first three quarters of 2004, 373 feet of raise development and other development have been completed and 4,700 tons of ore have been extracted with an average grade of 0.07 ounces of gold per ton. A 20,000-ton bulk sample of the rock extracted from the deposit during development is scheduled to be processed at a local milling facility in January 2005. The mill tests, the information from a 21,000-foot diamond drilling program and detailed mapping will be used to refine the current mineral reserve estimate and for the final feasibility study, expected to be completed in the second quarter of 2005. During the first three quarters of 2004, 6,840 feet of diamond drilling was completed and the preliminary results are within the predicted grade range. Work on projects at the Goldex property is currently proceeding on schedule. The following table shows the Goldex property reserves as of December 31, 2003.

December 31, 2003
Gold
Probable — tons	23,983,000
Average grade — gold ounces per ton	0.069
Total mineral reserve(1) — tons	23,983,000
Total contained gold ounces	1,647,000

Tonnage information is rounded to the nearest 100,000 tons.

Notes:

(1)
The 2003 mineral reserve and mineral resource estimate was calculated using a gold price of $325 per ounce and a US$/C$ exchange rate of $1.40. The cut-off grade used to evaluate drill intercepts at Goldex was 0.04 ounces per ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension Zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. In addition to the mineral reserves set out above, the Goldex property contained 1.2 million tons of measured and indicated resource grading 0.08 ounces of gold per ton and 2.8 million tons of inferred mineral resource grading 0.06 ounces per ton.

Preparation of Scientific and Technical Data

        At Goldex, exploration drilling was carried out on approximately a 300-foot by 600-foot pattern whereas probable reserve drilling was carried out on approximately a 100-foot by 100-foot pattern. Core samples were taken consecutively at one foot to five feet intervals. The core selected for analysis was cut or sawed in half with one half sent to a commercial assay laboratory. Upon reception of the assay results, at least 10% of the pulps and rejects were sent to another laboratory for check assay purposes. The gold assaying method was 30-gram sample by either a Fire Assay or Metallic Sieve finish. The principal laboratory used was Abilab Laboratories, Val d'Or Quebec.

Bousquet and Ellison Properties

        The Bousquet property is located immediately west of the LaRonde property and consists of two mining leases (180.6 acres) and 31 claims (951.0 acres). The property, along with various equipment and other mining properties, was acquired from Barrick in September 2003 for $3.9 million in cash (including transaction costs), $1.5 million in common shares of the Company, and the assumption of specific reclamation and other obligations related to the Bousquet property. The property is subject to a 2% net smelter return royalty interest in favour of Barrick.

        The Ellison property is located immediately west of the Bousquet property and consists of eight claims (249.8 acres). The property was acquired in August 2002 for C$0.5 million in cash and a commitment to spend C$0.5 million in exploration over four years. The property is subject to a net smelter return royalty interest in favour of Yorbeau Resources Inc. that varies between 1.5% and 2.5% depending on the price of gold. Should commercial production commence, Yorbeau Resources will receive an additional C$0.5 million in cash.

        In the first quarter of 2003, a mineral resource was estimated for the A Zone on the Ellison property conforming to National Instrument 43-101. The estimate, which used a gold price of $300 per ounce and 0.09 ounce per ton cut-off grade, revealed an indicated mineral resource of 249,000 tons grading 0.16 ounces of gold per ton. With the underground exploration access provided by the Bousquet II infrastructure, an exploration program was initiated in 2004 to test the potential of both the Ellison and Bousquet properties.

        In addition, in 2003, the mineral resources at the Bousquet and Ellison properties were reviewed with the possibility of mining resource blocks which could become potentially economic given the proximity of the mill facility at LaRonde. The result was the definition of a small proven mineral reserve (104,000 tons grading 0.09 ounces of gold per ton) associated with a possible open pit at the Bousquet property. The 2003 measured and indicated mineral resource at the Bousquet property is approximately 1.6 million tons grading 0.16 ounces of gold per ton and the inferred mineral resource is 2.4 million tons grading 0.27 ounces of gold per ton. The December 31, 2003 measured and indicated mineral resource at Ellison is 0.2 million tons grading 0.16 ounces of gold per ton, unchanged from December 31, 2002, but the inferred resource increased to 1.7 million tons grading 0.29 ounces of gold per ton.

Preparation of Scientific and Technical Data

        In estimating the Bousquet and Ellison 2003 mineral reserve and mineral resource, a minimum gold cut-off grade of 0.09 ounces of gold per ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 feet. The estimate was derived using a combination of three dimensional block modelling (grades were interpolated using the inverse distance power squared method) for certain zones and for the other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM definitions and guidelines. This information is of a good quality and is considered reliable.

Joutel Project

        The Joutel properties consist of the Eagle Mine (including the Eagle West Zone) and the Telbel Mine, in Joutel Township, Quebec. The Eagle Mine and Telbel Mine are held under two adjoining provincial mining leases, totalling approximately 911 acres. Dismantling of the Eagle Mine and Telbel Mine facilities was completed in 2000. Mining and milling operations at the Eagle and Telbel Mines in Joutel ceased in December 1993 and the Company began the restoration of the Joutel mining and milling site in 1998. The carrying value of the Joutel mine site was written down to nil in 1997.

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

        All decommissioning and rehabilitation of the Joutel property has been completed except for re-vegetation of the tailings area. In 2002, the Company submitted a modelling study with respect to the tailings area to the Ministry of Environment in Quebec. The Company is currently monitoring the site and will commence contouring and re-vegetation of the tailings area once the Ministry of Environment has made a ruling with respect to the Company's modelling study.

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

Agnico-Eagle's Exploration Activities

        Agnico-Eagle continued to actively explore in Quebec, Newfoundland, Nevada and Idaho. At the end of December 2004, the land holdings of Agnico-Eagle consisted of 3,162 mineral titles (claims, mining leases, etc.) covering 139,123 acres. During 2003 and 2004, Agnico-Eagle's exploration activities were focused mainly on the Lapa property and acquiring additional property along the Cortez sector of the Battle Mountain trend in Nevada.

Riddarhyttan

        In May 2004, the Company acquired 12.7 million common shares in Riddarhyttan from its then largest shareholder, Swedish private company, Dunross & Co. AB, bringing its total ownership interest in Riddarhyttan to 13.8%. Together with an additional 800,000 shares of Riddarhyttan purchased by the Company in the second quarter of the year and transaction costs, total cash consideration of $11.8 million was paid by the Company. In late December 2004, Riddarhyttan concluded a rights offering for 7.5 million shares pursuant to which the Company raised its ownership level in Riddarhyttan to 14.0% of the outstanding shares. In connection with this acquisition, two representatives of the Company were elected to Riddarhyttan's board of directors.

        Riddarhyttan is a precious and base metals exploration and development company with a focus on the Nordic region of Europe. Its shares are listed on the Stockholm Stock Exchange under the symbol "RHYT". Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit, located approximately 550 miles north of Helsinki near the town of Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area consists of 22 contiguous claims (approximately 4,261 acres) with similar Precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec.

        Riddarhyttan has reported an indicated mineral resource at Suurikuusikko, made up of several zones that occur over a 2.5 mile structure, of 7.2 million tons grading 0.18 ounces of gold per ton and an additional inferred gold resource, consisting of 5.5 million tons grading 0.13 ounces of gold per ton.

        The mineral resource estimate for Suurikuusikko was prepared for Riddarhyttan in accordance with the Australasian Code for Reporting Mineral Resources and Ore Reserves, September 1999 (JORC Code). Mineral resources that have been disclosed herein were estimated using a minimum gold grade cut-off of approximately 0.064 ounces of gold per ton. Mineral resources estimates prepared under reporting codes other than National Instrument 43-101 should not be relied upon as they may not conform to National Instrument 43-101 standards and definitions. However, reserve and resource categories in the JORC Code are substantially similar to the corresponding categories of mineral reserves and resources required under National Instrument 43-101. To the best of the Company's knowledge, the Riddarhyttan estimate is relevant and reliable.

Legal and Regulatory Proceedings

        As disclosed by the Company on March 18, 2004, the staff of the Ontario Securities Commission had been investigating the Company in relation to the timing and content of the Company's disclosure concerning a rock fall that occurred at the LaRonde Mine in the first quarter of 2003. The Company is currently in discussions with Ontario Securities Commission staff concerning this matter and the timing of the Company's disclosure of a production shortfall prior to its earnings announcement in the third quarter of 2003. The Company believes it is unlikely that there will be any material financial impact resulting from this matter.

        In addition, on November 4, 2004, the Company was advised that Ontario Securities Commission staff were investigating an officer of the Company for potential insider trading violations. On November 5, 2004, the Company suspended the officer with pay pending the outcome of an internal investigation into the allegations. On November 8, 2004 the Board of Directors met and appointed an independent director to conduct, with the assistance of the Company's external counsel, an investigation into the matter and to report back to the Board. The Board of Directors met again on November 15, December 1, December 3 and December 7, 2004 in connection with the investigation. On December 7, 2004, the Company terminated the officer. The Company is cooperating with the Ontario Securities Commission in its investigation.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

        See "Management's Discussion and Analysis of the Company's Operations and Financial Condition — Results of Operations" on pages 3 to 10 of Exhibit 99C to this Form 20-F for information about operations and production, which should be read in conjunction with the consolidated financial statements and accompanying notes, and in conjunction with "Item 3: Key Information — Risk Factors" on pages 4 to 9 of this Form 20-F.

Liquidity and Capital Resources

        See "Management's Discussion and Analysis of Operations and Financial Condition — Liquidity and Capital Resources" on pages 10 to 11 of Exhibit 99C to this Form 20-F for information about the Company's liquidity. In the opinion of the Company, its working capital is sufficient for its present requirements.

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

        The following is a brief biography of each of Agnico-Eagle's directors and senior officers:

        Leanne M. Baker, 52, is a director of Agnico-Eagle. Dr. Baker currently acts as a consultant to companies in the mining and financial services industries, and recently joined Investor Resources Limited (IRL) as Managing Director, North America. IRL provides client services for capital raising and financial structuring; acquisitions, joint ventures and divestitures, and project assessment and improvement, almost exclusively in the resources industry. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of New Sleeper Gold Corporation. Dr. Baker resides in Tiburon, California.

        Douglas R. Beaumont, P.Eng., 72, is a director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Prior to that he was Executive Vice-President of Kilborn Engineering & Construction Ltd. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997. Mr. Beaumont is also a director of Blackhawk Mining Inc., a gold mining company traded on the TSX. Mr. Beaumont resides in Mississauga, Ontario.

        Sean Boyd, C.A., 46, is the President and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Executive Officer in 1998, Mr. Boyd served as Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary-Treasurer during a portion of 1990, and Comptroller from 1985 to 1990 and prior to that was a chartered accountant with Clarkson Gordon. Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also Vice Chair and Chief Executive Officer of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 44.2% interest. Mr. Boyd is also a director of Golden Goliath Resources Ltd., a junior exploration company, and a director of the Mining Association of Canada. Mr. Boyd resides in Newmarket, Ontario.

        Dr. Alan Green, 70, is a director of Agnico-Eagle. Dr. Green is currently a self-employed dentist. Dr. Green is a graduate of the University of Toronto (D.D.S.). Dr. Green has been a director of Agnico-Eagle since August 8, 1995. Dr. Green resides in Toronto, Ontario.

        Bernard Kraft, C.A., 74, is a director of Agnico-Eagle. Mr. Kraft is a senior partner of the Toronto accounting firm Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Chartered Accountants and a principal in Kraft Yabov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992. Mr. Kraft is also a director of Canadian Shield Resources Inc., a mining exploration company traded on the TSX Venture Exchange. Mr. Kraft resides in Toronto, Ontario.

        Mel Leiderman, C.A., TEP, 52, is a director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). Mr. Leiderman was appointed director effective January 1, 2003. Mr. Leiderman resides in Toronto, Ontario.

        James D. Nasso, 71, is Chairman of the Board of Directors and a director of Agnico-Eagle. Mr. Nasso founded and was the President of Unilac Limited, a manufacturer of infant formula, for the past 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Mr. Nasso is also a director of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 44.2% interest. Mr. Nasso resides in Toronto, Ontario.

        Ernest Sheriff, 59, is a director of Agnico-Eagle, a position he has held since March 29, 1996. Mr. Sheriff is a self-employed prospector. Mr. Sheriff resides in Toronto, Ontario.

        Donald G. Allan, 48, is Vice-President, Corporate Development of Agnico-Eagle, a position he has held since May 6, 2002. Prior to his appointment as Vice-President, Corporate Development, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B.Comm.). Mr. Allan is also qualified as a Chartered Accountant. Mr. Allan also serves as Vice-President, Corporate Development of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 44.2% interest. Mr. Allan resides in Toronto, Ontario.

        Alain Blackburn, P.Eng., 48, is Vice-President, Exploration of Agnico-Eagle, a position he has held since October 1, 2002. Prior to his appointment as Vice-President, Exploration, Mr. Blackburn served as Manager, Corporate Development of Agnico-Eagle from January 1999 and as Agnico-Eagle's Exploration Manager from September 1996 to January 1999. Mr. Blackburn is a graduate of Université du Québec de Chicoutimi (P.Eng.) and Université du Québec en Abitibi-Temiscamingue (M.Sc.). Mr. Blackburn also serves as a director of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 44.2% interest, and Riddarhyttan Resources AB, a Stockholm Stock Exchange listed company in which Agnico-Eagle holds a 13.8% interest. Mr. Blackburn resides in Oakville, Ontario.

        David Garofalo, C.A., 39, is Vice-President, Finance and Chief Financial Officer of Agnico-Eagle, a position he has held since January 1, 1999, prior to which he served as Treasurer of Agnico-Eagle from June 8, 1998. Prior to joining Agnico-Eagle, Mr. Garofalo served as Treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.). Mr. Garofalo also serves as Vice-President, Finance and Chief Financial Officer of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 44.2% interest. Mr. Garofalo resides in Richmond Hill, Ontario.

        Eberhard Scherkus, P.Eng., 52, is Executive Vice-President and Chief Operating Officer of Agnico-Eagle, a position he has held since February 6, 1998. Prior to his appointment as Executive Vice-President and Chief Operating Officer, Mr. Scherkus served as Vice-President, Operations from September 19, 1996 and prior to that as a manager of the Company's LaRonde Division. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus also serves as director of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 44.2% interest, and Riddarhyttan Resources AB, a Stockholm Stock Exchange listed company in which Agnico-Eagle holds a 13.8% interest. Mr. Scherkus resides in Oakville, Ontario.

        There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer was selected to serve, nor are there any family relationships between any such persons.

Compensation of Directors and Officers

        The information set forth under the caption "Compensation and other Information" starting on page 8 of Exhibit 99D to this Form 20-F (excluding the sections entitled "Composition of Compensation Committee", "Report on Executive Compensation" and "Performance Graph" contained therein) is incorporated herein by reference.

Board Practices

        See "Election of Directors" on pages 4 to 6 of Exhibit 99D to this Form 20-F, "Compensation and other Information — Compensation of Directors" on pages 14 to 15 of Exhibit 99D to this Form 20-F and "Statement of Corporate Governance Practices" on pages 19 to 23 of Exhibit 99D to this Form 20-F.

Employees

        As of December 31, 2004, the LaRonde Division employed 574 persons. The employees are not unionized. As of December 31, 2004, the Executive Office, Exploration Division and Regional Project Division employed 14, 12 and 28 persons, respectively.

        The number of employees employed by the Company at the end of 2004, 2003, 2002 and 2001 were 610, 549, 457, and 397, respectively.

Share Ownership

        As of December 31, 2004, officers and directors as a group (12 persons) beneficially owned or controlled (excluding options to purchase 1,743,900 common shares, of which 1,186,575 are currently exercisable and 557,325 are currently unexercisable) an aggregate of 301,530 common shares or about 0.35% of the 86,072,777 issued and outstanding common shares. See also "Compensation and other Information — Compensation of Officers" on pages 10 to 14 of Exhibit 99D to this Form 20-F.

Security Ownership of Directors and Executive Officers

        See "Election of Directors" on pages 4 to 6 of Exhibit 99D to this Form 20-F, "Compensation and other Information — Compensation of Officers" on pages 10 to 14 of Exhibit 99D to this Form 20-F.

        The following table sets forth certain information concerning the direct and beneficial ownership as at December 31, 2004 by each director and executive officer of the Company of common shares of the Company and options to purchase common shares of the Company. Unless otherwise noted, exercise prices are in Canadian dollars.

Beneficial Owner	Share Ownership(1)		Total Common Shares under Option(2)	Common Shares under Option	Exercise Price	Expiry Date
Leanne M. Baker Director	3,500		25,500	18,000 7,500	C$21.84/US$14.06 C$16.89/US$13.72	12/18/2007 12/13/2009
Douglas R. Beaumont Director	5,976		44,500	12,000 25,000 7,500	8.25 10.40 16.89	3/6/2008 1/5/2010 12/13/2009
Sean Boyd Director, President and Chief Executive Officer	94,162		539,900	225,000 90,000 125,000 79,900 20,000	15.93 16.69 16.89 10.40 9.20	1/10/2007 1/12/2009 12/13/2009 1/5/2010 1/3/2011
Alan Green Director	82,177	(2)	59,000	4,500 12,000 10,000 7,500 25,000	23.87 8.25 11.40 16.89 10.40	3/11/2006 3/6/2008 9/29/2009 12/13/2009 1/5/2010
Bernard Kraft Director	5,976		42,500	10,000 7,500 25,000	11.40 16.89 10.40	9/29/2009 12/13/2009 1/5/2010
Mel Leiderman Director	2,000		25,500	18,000 7,500	21.84 16.89	12/18/2007 12/13/2009

James Nasso Director and Chairman of the Board	17,751		32,500	25,000 7,500	10.40 16.89	1/5/2010 12/13/2009
Ernest Sheriff Director	10,967	(3)	50,500	18,000 10,000 7,500 15,000	24.87 11.40 16.89 10.40	3/29/2006 9/29/2009 12/13/2009 1/5/2010
Eberhard Scherkus Executive Vice-President and Chief Operating Officer	49,303		413,000	135,000 70,000 100,000 108,000	15.93 16.69 16.89 10.40	1/10/2007 1/12/2009 12/13/2009 1/5/2010
David Garofalo Vice-President, Finance and Chief Financial Officer	22,834		208,000	75,000 50,000 70,000 13,000	15.93 16.69 16.89 10.40	1/10/2007 1/12/2009 12/13/2009 1/5/2010
Donald G. Allan Vice-President, Corporate Development	3,287		130,000	50,000 40,000 40,000	21.82 16.89 16.69	5/6/2007 12/13/2009 1/12/2009
Alain Blackburn Vice-President, Exploration	3,588		173,000	25,000 25,000 25,000 4,000 50,000 4,000 40,000	18.75 15.93 21.84 6.55 16.69 10.40 16.89	12/6/2006 1/10/2007 12/18/2007 1/4/2009 1/12/2009 1/5/2010 12/13/2009

Notes:

(1)
As of December 31, 2004. In each case, shareholdings constitute less than one percent of the issued and outstanding common shares of the Company. The total number of common shares held by directors and executive officers constitutes 0.35% of the issued and outstanding common shares of the Company.

(2)
As of December 31, 2004.

(3)
Including 18,804 common shares held by Bonaventure Uranium Mines Limited, over which Dr. Green exercises direction.

(4)
Including 5,000 common shares held by Tower Financial Corporation Limited, a corporation wholly-owned by Mr. Sheriff.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited have filed reports with securities regulators stating that they collectively have control over 8,998,466 common shares of the Company (10.5%) and that FMR Corp. may be deemed a joint actor with each of the above entities as certain officers of FMR Corp. are trustees of certain of such entities. To the knowledge of the directors and senior officers of the Company, as of December 31, 2004, no other person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company.

        As of December 31, 2004, there were: (i) 4,469 holders of record of Agnico-Eagle's 84,603,432 outstanding common shares, of which 3,905 holders of record were in the United States and held 34,967,930 common shares or about 41.33% of the outstanding common shares, (ii) three holders of record of Agnico-Eagle's 6,900,000 outstanding Share Purchase Warrants, of which two holders of record were in the United States and held

4,423,500 Share Purchase Warrants or about 64.11% of the outstanding Share Purchase Warrants, and (iii) two holders of record of Agnico-Eagle's Convertible Debentures neither of whom was in the United States.

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

        For the years ended December 31, of 2001 and 2002, the Company loaned C$4,271,708 and C$4,034,406 to Contact Diamond to fund ongoing exploration and operating activity. For the years ended December 31, 2003 and 2004, Contact Diamond repaid C$329,915 and nil, respectively, to the Company. The largest amount outstanding under this loan was C$24,438,565 in 2001, C$25,640,785 in 2002, C$5,307,643 in 2003 and C$3,901,809 in 2004. The total indebtedness of Contact Diamond to the Company at December 31, 2004 is C$3,901,809, including accrued interest to December 31, 2004 of nil. The loan is repayable on demand. The rate of interest on the loan is 8% per annum. The Company waived the interest on this loan commencing May 13, 2002 and has no intention of charging any interest or demanding repayment until Contact Diamond has the ability to repay. The book value of the loan on the Company's consolidated financial statements was nil at December 31, 2004.

        On May 13, 2002, the Company completed a transaction with Contact Diamond which resulted in the elimination of $25,640,785 of the outstanding amount owed by Contact Diamond to the Company. In connection with a public offering by Contact Diamond in July 2003, the Company committed to fund Contact Diamond if and to the extent that Contact Diamond was unable to raise an additional C$4.8 million of gross proceeds in equity capital prior to the public offering and December 31, 2003. In August 2003 Contact Diamond raised aggregate cash proceeds of approximately C$5.2 million in a private offering of flow-through shares and therefore is no longer subject to this commitment.

        On September 20, 2004, the Company purchased all of Contact Diamond's interests in ten gold and other precious metals exploration properties located in Canada and the United States for cash consideration of C$3.290 million. The purchase price was based on a valuation prepared by Watts, Griffis and McOuat Limited of Toronto, Canada, consulting geologists and engineers.

        The Company provides Contact Diamond with all of its executives, employees and administrative support (other than Contact Diamond's recently appointed President and Chief Operating Officer) at no cost to Contact Diamond. Of the nine current directors of Contact Diamond, two are also directors of the Company (including one officer of the Company who is a director of the Company), two are officers of the Company and four of the remaining directors of Contact Diamond are former directors of the Company.

ITEM 8. FINANCIAL INFORMATION

        The consolidated financial statements furnished pursuant to Item 18 are presented in accordance with US GAAP. Consolidated financial statements under Canadian GAAP are prepared and separately delivered to shareholders for statutory reporting purposes.

        The information set forth under the caption "Management's Discussion and Analysis" on pages 1 to 22 of Exhibit 99C to this Form 20-F is incorporated herein by reference.

        During the period under review, inflation has not had a significant impact on the Company's operations.

ITEM 9. THE OFFER AND LISTING

Market and Listing Details

        Agnico-Eagle's common shares are listed and traded in Canada on the Toronto Stock Exchange (the "TSX") and in the United States on the New York Stock Exchange (the "NYSE"). Agnico-Eagle's 4.5%

convertible subordinated debentures due 2012 (the "Convertible Debentures") trade on the TSX under the symbol "AGE.DB.U". The Company's share purchase warrants (the "Share Purchase Warrants") trade on the TSX and the Nasdaq National Market (the "Nasdaq").

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for each of the six fiscal years ended December 31, 2004 and for each quarter during the two fiscal years ended December 31, 2004.

	TSX (C$)			NYSE (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
1999	14.25	6.20	105,078	9.69	4.00	102,518
2000	11.75	7.30	78,171	7.94	4.88	104,811
2001	18.50	7.97	184,068	11.75	5.21	244,817
2002	27.59	15.65	420,820	17.98	9.83	740,528
2003	24.94	13.40	558,512	16.47	9.72	986,285
2004	19.95	15.50	382,875	16.73	11.96	730,352
2003
First Quarter	24.94	16.42	539,986	16.47	11.11	990,498
Second Quarter	16.89	14.14	582,544	12.51	9.72	897,052
Third Quarter	20.77	14.60	567,081	14.90	10.32	903,395
Fourth Quarter	18.56	13.40	544,436	14.20	10.11	1,152,995
2004
First Quarter	19.76	15.50	490,874	15.07	11.96	1,028,974
Second Quarter	19.80	15.86	384,843	15.07	11.47	679,561
Third Quarter	19.30	16.45	257,437	14.68	12.47	482,805
Fourth Quarter	19.95	16.40	398,346	16.73	13.16	730,069

        The following table sets forth the high and low sale prices for the Company's common shares on the TSX and the NYSE for the last nine months.

	TSX (C$)			NYSE (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2004
April	19.80	15.94	387,002	15.07	11.66	831,919
May	19.15	15.86	268,452	14.08	11.47	719,445
June	19.25	17.36	164,575	14.13	12.67	489,219
July	19.30	17.05	187,132	14.68	12.76	451,910
August	18.07	16.45	325,043	13.89	12.47	553,873
September	18.18	16.49	260,136	14.36	12.68	439,248
October	19.35	16.97	351,908	15.87	13.51	671,262
November	19.95	17.60	388,028	16.73	14.33	774,414
December	18.80	16.40	453,382	15.88	13.16	743,873

        On December 31, 2004, the closing price of the common shares was C$16.52 on the TSX and $13.75 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada.

        The following table sets forth the high and low sale prices for the Share Purchase Warrants on the TSX and Nasdaq since trading began on November 14, 2002 and November 7, 2002 respectively ("Trading Start") and for each quarter during the two fiscal years ended December 31, 2004.

	TSX (C$)			Nasdaq (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2002 (from Trading Start)	5.55	2.85	93,921	5.50	3.10	22,183
2003	5.80	2.11	19,022	5.96	2.20	17,888
2004	4.00	2.50	16,608	3.99	2.50	13,729
2003
First Quarter	5.80	3.18	30,878	5.96	3.39	16,983
Second Quarter	3.50	2.70	22,921	3.70	2.64	14,700
Third Quarter	4.59	2.40	4,802	4.60	2.40	12,098
Fourth Quarter	3.80	2.11	15,579	3.95	2.20	27,214
2004
First Quarter	4.00	2.55	17,229	4.00	2.94	17,138
Second Quarter	3.98	2.5	25,872	4.00	2.50	6,704
Third Quarter	3.36	2.6	44,650	3.38	2.45	24,400
Fourth Quarter	4.00	2.55	35,713	3.94	2.50	7,265

        The following table sets forth the high and low sales prices for the Share Purchase Warrants on the TSX and the Nasdaq for the last nine months.

	TSX (C$)			Nasdaq (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2004
April	3.98	2.88	1,933	4.00	2.61	10,345
May	3.27	2.5	4,968	3.25	2.42	5,906
June	3.25	2.8	4,875	3.27	2.53	3,750
July	3.36	2.65	5,250	3.28	2.50	3,658
August	3.04	2.6	2,900	3.16	2.45	4,717
September	3.15	2.85	14,296	3.18	2.65	57,911
October	3.61	2.95	4,257	3.68	2.60	6,259
November	4.0	3.5	1,341	4.00	3.20	5,385
December	3.8	2.55	4,887	3.85	2.50	6,850

        On December 31, 2004, the closing price of the Share Purchase Warrants was C$2.76 on the TSX and $2.88 on the Nasdaq. The registrar and transfer agent for the Share Purchase Warrants is Computershare Trust Company of Canada.

        The following table sets forth the high and low sales prices for the Convertible Debentures, which commenced trading on February 15, 2002, on the TSX for each of the three fiscal years ended December 31, 2004 and for each quarter during the two fiscal years ended December 31, 2004.

	TSX (US$)
	High	Low	Average Daily Volume
2002 (from February 15)	142.00	95.30	228,997
2003	133.00	100.50	150,884
2004	129.95	105.02	696,138
2003
First Quarter	133.00	107.00	247,711
Second Quarter	114.00	102.00	123,191
Third Quarter	125.00	106.00	106,268
Fourth Quarter	120.00	100.50	120,225
2004
First Quarter	129.95	105.02	877,620
Second Quarter	121.00	109.00	742,875
Third Quarter	118.00	111.00	324,667
Fourth Quarter	127.00	112.00	746,212

        The following table sets forth the high and low sales prices for the Convertible Debentures for the past nine months.

	TSX (US$)
	High	Low	Average Daily Volume
2004
April	121.00	110.00	46,031
May	119.00	109.00	10,278
June	119.00	110.15	87,333
July	118.00	115.00	168.00
August	115.00	111.00	40,071
September	116.00	112.00	29,909
October	122.99	114.00	86,111
November	127.00	116.15	57,278
December	120.00	112.00	78,133

        On December 31, 2004, the closing price of the Convertible Debentures was $113.50 on the TSX. The registrar and transfer agent for the Convertible Debentures is Computershare Trust Company of Canada.

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

Authorized Capital

        The Company's authorized capital consists of an unlimited number of shares of one class designated as common shares. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares. The Company's common shares do not have pre-emptive rights to purchase additional shares.

Material Contracts

        The following is the material contract entered into by the Company during the two years preceding the date of this Annual Report.

        The Company entered into an amended and restated credit agreement on December 23, 2004 with a group of financial institutions providing for a revolving bank credit facility of up to $100 million. The facility matures and all indebtedness thereunder is due and payable on December 23, 2007. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for three additional one-year terms to December 23, 2010. The credit facility is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptances, priced at the applicable rate plus an applicable margin. The lenders under the facility are each paid a commitment fee at a rate that ranges from 0.875% to 0.50%, depending on the financial ratios. Payment and performance of the Company's obligations under the facility are secured by substantially all property relating to the LaRonde Mine and the El Coco property.

        The facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets or make expenditures relating to property secured under the credit agreement at that time that are not consistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the agreement requires the Company to maintain specified financial ratios and meet financial condition covenants. Under the terms of the facility, the Company has entered into hedge agreements to ensure that projected revenues from sales of metals are sufficient to reasonably ensure that the Company will be in compliance with financial and other covenants of the credit agreement.

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

Taxation

        The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada — United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. holder which is an insurer that carries on business in Canada and elsewhere. Limited liability companies (LLCs) do not qualify as resident in the United States for purposes of the Treaty.

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

        In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless at a time that the Company's shares are listed on the TSX or the NYSE (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Metal Price and Foreign Currency

        The Company's net income is sensitive to metal prices and the US$/C$ exchange rate. For the purpose of the sensitivities presented in the graph below, the Company used the following metal price and exchange rate assumptions:

  •
  Gold — $340;
  •
  Silver — $5.00;
  •
  Zinc — $0.40;

  •
  Copper — $0.85; and
  •
  US$/C$ — $1.30.

        Changes in the market price of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the US$/C$ exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2003, the price ranges for metal prices and the US$/C$ exchange rate were:

  •
  Gold — $323-$416;
  •
  Silver — $4.35-$5.97;
  •
  Zinc — $0.34-$0.46;
  •
  Copper — $0.70-$1.05; and
  •
  US$/C$ — $1.29-$1.57.

        The following graph shows the estimated impact on budgeted income per share in 2004 of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2003 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2004.

        In order to mitigate the impact of fluctuating precious and base metal prices, the Company enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, the Company has purchased put options to protect a minimum gold price while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading. At the end of 2003, the Company's only metal hedges are gold puts with a strike price of $260. These gold puts protect a minimum gold price of $260 for 44% to 64% of anticipated gold production between 2004 and 2007. Gold puts are exercised at the Company's option therefore they do not limit its benefits from a rising gold price.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. The Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of its exposure. The policy does not permit hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. For 2004, the Company hedged approximately 40% of its Canadian dollar operating cost requirement at a US$/C$ exchange rate level well above the prevailing exchange rates that are in effect when the hedges expire. As shown in the chart above, a 10% increase in budget exchange rates would increase income per share by $0.11. Due to the 2004 foreign currency hedges, a 10% decrease in exchange rates would decrease income per share by only $0.05.

Interest Rate

        Fluctuations in interest rates can also affect the Company's income and cash flows. In the fourth quarter of 2003, the Company entered into an interest rate swap whereby it exchanged its fixed rate payments on its Convertible Debentures for variable rate payments. The notional amount under the swap exactly matches the

$144 million face value of the Convertible Debentures and the swap agreement terminates on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, the Company makes interest payments at a rate equal to the three-month LIBOR plus a spread of 2.37% and receives fixed interest payments of 4.50% which completely offsets the interest payments the Company must make under the Convertible Debentures. The three-month LIBOR rate was capped at 3.38% such that total variable interest payments will not exceed 5.75%.

        The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors, which only permits investment of excess cash balances in short-term money market instruments of the highest credit quality.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Pursuant to the instructions to Item 12 of Form 20-F, this information is inapplicable and has not been provided.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None / not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None / not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        (a)    Disclosure Controls and Procedures.    Based on their evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report, and pursuant to Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934, Sean Boyd, President and Chief Executive Officer, and David Garofalo, Vice-President, Finance and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) are designed to ensure that information required to be disclosed by the Company in the reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

        (b)    Management's Annual Report on Internal Control Over Financial Reporting.

        Not applicable.

        (c)    Attestation Report of the Registered Public Accounting Firm.

        Not applicable.

        (d)    Changes in Internal Control Over Financial Reporting.    During the period covered by this Annual Report, there have been no changes identified, in connection with the evaluation required by Rule 13(a)-15(d) or Rule 15d-15(d), in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f)) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

        The Company's Board of Directors has determined that the Company shall have at least one audit committee financial expert (as defined in Item 16A of Form 20-F) and that Messrs. Bernie Kraft and Mel Leiderman are the Company's "audit committee financial experts" serving on the Audit Committee of the Board of Directors.

ITEM 16B — CODE OF ETHICS

        The Company has adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics has been filed as Exhibit 99E to this Annual Report on Form 20-F.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee establishes the independent auditors' compensation. In 2003, the Audit Committee also established a policy to pre-approve all services provided the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and other applicable legislation. A summary of all fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2003 and 2002 can be found on under "Appointment of Auditors" on pages 6 to 7 of Exhibit 99D to this Form 20-F. All fees paid to Ernst & Young LLP in 2003 were pre-approved by the Audit Committee. Ernst & Young LLP has served as the Company's independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003 for which audited financial statements appear in this Annual Report on Form 20-F.

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

Exhibit Index

Exhibit No.	Description	Sequential Page Number
4	Credit Agreement	*
99A	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd)	*
99B	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo)	*
99C	2003 Audited Annual Financial Statements and Management's Discussion and Analysis (prepared in accordance with US GAAP)	*
99D	Notice of Annual and Special Meeting of Common Shareholders and Management Proxy Circular dated March 31, 2004	*
99E	Code of Business Conduct and Ethics	*
99F	Articles and By-Laws	*
99G	Consent of Independent Auditors	*
99H	Consent of Independent Chartered Accountants	*

*Such exhibits and other information filed by the Company with the SEC are available to shareholders upon request at the SEC's public reference section or may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, U.S.A.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AGNICO-EAGLE MINES LIMITED
TORONTO, CANADA JANUARY 14, 2005
	by:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

CERTIFICATION

I, Sean Boyd, President and Chief Executive Officer of Agnico-Eagle Mines Limited ("Agnico-Eagle"), certify that:

  1.
  I have reviewed this Annual Report on Form 20-F/A of Agnico-Eagle;

  2.
  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

  4.
  The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted] for the company and have:

  (a)
  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)
  [omitted]

  (c)
  evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d)
  disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

  5.
  The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

  (a)
  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

  (b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

	by	/s/ SEAN BOYD
President and Chief Executive Officer
Toronto, Canada January 14, 2005

CERTIFICATION

I, David Garofalo, Vice-President, Finance and Chief Financial Officer of Agnico-Eagle Mines Limited ("Agnico-Eagle"), certify that:

  1.
  I have reviewed this Annual Report on Form 20-F/A of Agnico-Eagle;

  2.
  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

  4.
  The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted] for the company and have:

  (a)
  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)
  [omitted]

  (c)
  evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d)
  disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

  5.
  The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

  (a)
  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

  (b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

	by	/s/ DAVID GAROFALO
David Garofalo Vice President, Finance and Chief Financial Officer
Toronto, Canada January 14, 2005

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTE
PRELIMINARY NOTE
SIGNATURES
CERTIFICATION
CERTIFICATION