Form 20-F
period 2004-12-31
AGNICO EAGLE MINES LTD
filed 2005-04-01
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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

86,072,779 Common Shares as of December 31, 2004

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

i

**
Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

ii

PRELIMINARY NOTE

        Exhibit 15.01:    Attached hereto as Exhibit 15.01 is Agnico-Eagle Mines Limited's ("Agnico-Eagle" or the "Company") Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated March 21, 2005, used in connection with the annual meeting of shareholders to be held on May 6, 2005 containing information incorporated by reference in answer or partial answer to certain items of this Form 20-F.

        Currencies:    Agnico-Eagle presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F are stated in United States dollars (US dollars, $, or US$), except where otherwise indicated. All dollar amounts in Exhibit 15.01 are stated in Canadian dollars, except where otherwise indicated. See "Item 3: Key Information — Selected Financial Information — Currency Exchange Rates" for a history of exchange rates of Canadian dollars into US dollars.

        Generally Accepted Accounting Principles:    Effective January 1, 2002, Agnico-Eagle changed its primary basis of financial reporting from Canadian generally accepted accounting principles ("Canadian GAAP") to United States generally accepted accounting principles ("US GAAP") due to its substantial U.S. shareholder base and to maintain comparability with other gold mining companies. All references to financial results herein are to those calculated under US GAAP. Financial statements under Canadian GAAP are prepared and distributed to shareholders for statutory reporting purposes.

        Forward-Looking Information:    Certain statements in this report constitute "forward-looking statements": within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of our plans, objectives, expectations and intentions. Also, words such as "may", "will", "should", "could", "would", "expects", "anticipates", "believes", "plans", "intends", or other variations of these terms or comparable terminology, often denote forward-looking statements. Forward-looking statements in this report include, but are not limited to, the following:

  •
  the Company's outlook for 2005;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

  •
  anticipated trends for prices of gold and other byproducts mined by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of production costs and other expenses;

  •
  estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof;

  •
  statements as to the projected development of certain ore deposits, including estimates of exploration, development and other capital costs;

  •
  estimates of reserves, and statements regarding future exploration results and reserve replacement;

  •
  estimates of future costs and other liabilities for environmental remediation;

  •
  other anticipated trends with respect to the Company's results of operations; and

  •
  expectations regarding the outcome of the ongoing governmental investigations involving the Company.

        Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others the Risk Factors set forth in "Item 3. Key Information — Risk Factors". Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, and the Company further cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This document uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

This document uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This document presents certain measures, including "total cash cost per ounce" and "minesite cost per ton", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the closest measures recognized under US GAAP see "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

        The following selected financial data for each of the years in the five-year period ended December 31, 2004 are derived from the consolidated financial statements of Agnico-Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with management's discussion and analysis of the Company's operations and financial condition, the consolidated financial statements and other financial information included elsewhere in this Form 20-F.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(in thousands of US dollars, US GAAP basis)
Income Statement Data
Revenues from mining operations(1)	188,049	126,820	108,027	96,043	63,676
Interest and sundry income	655	2,775	1,943	5,752	2,145

	188,704	129,595	109,970	101,795	65,821

Production costs(1)	98,168	104,990	75,969	67,009	49,997
Exploration expense	3,584	5,975	3,766	6,391	3,213
Equity loss in junior exploration company(2)	2,224	1,626	—	—	—
Amortization	21,763	17,504	12,998	12,658	9,220
General and administrative	6,864	7,121	5,530	4,461	4,223
Provincial capital tax	423	1,240	829	1,551	1,301
Interest	8,205	9,180	7,341	12,917	5,920
Foreign exchange (gain) loss	1,440	72	(1,074)	(336)	890

Income (loss) before income and mining taxes (recoveries)	46,033	(18,113)	4,611	(2,856)	(8,943)
Income and mining taxes (recoveries)	(1,846)	(358)	588	2,862	(3,906)

Income before cumulative catch-up adjustment	47,879	(17,755)	4,023	(5,718)	(5,037)
Cumulative catch-up adjustment(1)(4)	—	(1,743)	—	—	(1,831)

Net income (loss)	47,879	(19,498)	4,023	(5,718)	(6,868)

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	0.56	(0.21)	0.06	(0.09)	(0.09)

Net income (loss) per share — basic and diluted	0.56	(0.23)	0.06	(0.09)	(0.12)

Weighted average number of shares outstanding — basic	85,157,476	83,889,115	70,821,081	61,333,630	54,446,693
Weighted average number of shares outstanding — diluted	85,572,031	83,889,115	71,631,263	61,333,630	54,446,693
Total common shares outstanding	86,072,779	84,469,804	83,636,861	67,722,853	56,139,480
Dividends declared per common share	0.03	0.03	0.03	0.02	0.02
Balance Sheet Data (at end of period)
Mining properties (net)	427,037	399,719	353,059	301,221	281,497
Total assets	718,164	637,101	593,807	393,464	364,333
Long term debt(3)	141,873	143,750	143,750	151,081	186,261
Reclamation provision and other liabilities(4)	14,815	15,377	5,043	4,055	5,567
Shareholders' equity(5)	470,226	400,723	397,693	198,426	124,361

Notes:

(1)
Revenues from mining operations consist of gold and byproduct silver, zinc and copper revenues, net of smelting, refining and transportation costs. Effective 2000, the Company changed its accounting policy with respect to revenue recognition. As a result of the change, revenue under the Company's concentrate sales contracts is recorded based on forward prices at the time of delivery, which is when transfer of legal title to concentrates passes to the third party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date. Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver are sold and also included in revenues from mining operations. Prior to this change, the Company recognized revenues from concentrates on a production basis. Under this basis of accounting, revenue was recognized once the ore was extracted and processed at the onsite mill facilities. The accounting change was accounted for as a cumulative catch-up adjustment and resulted in a loss of $1.8 million or $0.03 per share in 2000.

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

(3)
On February 15, 2002, Agnico-Eagle issued $143.8 million aggregate principal amount of 4.50% convertible subordinated debentures due February 15, 2012 (the "Convertible Debentures") for net proceeds of $138.5 million after deducting underwriting commissions of $4.3 million. Other costs of issuing the debentures totalled $1.0 million. The Convertible Debentures bear interest of 4.50% per annum on the principal amount payable in cash semi-annually. The Convertible Debentures are convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The Convertible Debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradeable common shares.

  On February 15, 2002, the entire amount of the Company's senior convertible notes due January 27, 2004 (the "Senior Notes") was called for redemption.

  In late 2003, the Company entered into an interest rate swap agreement pursuant to which it swapped its fixed rate payments on the Convertible Debentures for variable rate payments. The notional amount under the swap exactly matches the $143.8 million face value of the Convertible Debentures and the swap agreement terminates on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, the Company makes interest payments of three-month LIBOR plus a spread of 2.37% and receives fixed interest payments of 4.50%, which completely offsets the interest payments payable by the Company on the Convertible Debentures. The three-month LIBOR rate is capped at 3.38% such that total variable interest payments will not exceed 5.75%. In 2004, the Company received $0.9 million in swap payments such that net interest on the Convertible Debentures was $5.6 million. The fair value of the swap is recorded as an asset or a liability with a corresponding charge to income. The carrying value of the Convertible Debentures is adjusted for changes in fair value attributable to the risk being hedged with a corresponding charge to income.

  For the year ended December 31, 2004, interest expense was $8.2 million (2003 — $9.2 million; 2002 — $7.3 million; 2001 — $12.9 million; 2000 — $5.9 million) and cash interest payments were $7.0 million (2003 — $8.0 million; 2002 — $24.4 million; 2001 — $10.4 million; 2000 — $4.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Senior Notes. See Notes 4(a) and 4(b) to the consolidated financial statements in Item 18 of this Form 20-F.

(4)
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

(5)
For the year ended December 31, 2000, these amounts are net of the common shares of the Company held by Mentor Exploration and Development Co., Limited ("Mentor"), a former associate of the Company, which for accounting purposes, was treated as a subsidiary and was consolidated into the Company's financial statements. In October 2001, pursuant to a plan of arrangement, the Company amalgamated with Mentor and issued 369,948 common shares pursuant to that plan.

  In 2002, the Company completed a public offering of 13,800,000 units, each unit consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting issue costs of $9.1 million. Each whole share purchase warrant ("Warrant") entitles the holder to acquire one common share for a price of $19 at any time on or prior to November 14, 2007. If all outstanding Warrants are exercised, the Company would be required to issue an additional 6,900,000 common shares. See Note 6(c) to the consolidated financial statements in Item 18 of this Form 20-F. In 2001, the Company completed a public offering of 10,350,000 common shares at $7.90 per common share for net proceeds of $76.2 million.

  In 2004, the Company issued 1,000,000 common shares (2003 — 255,768; 2002 — 40,161; 2001 — 200,000; 2000 — 475,000) under a flow-through share private placement for proceeds of $17.5 million (2003 — $3.6 million; 2002 — $0.6 million; 2001 — $2.5 million; 2000 — $3.6 million) net of share issue costs. See Note 6(b) to the consolidated financial statements in Item 18 of this Form 20-F.

Currency Exchange Rates

        All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. The following tables present, in Canadian dollars, the exchange rates for the US dollar, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal

Reserve Bank of New York (the "Noon Buying Rate"). On March 22, 2005, the Noon Buying Rate was US$1.00 equals C$1.2017.

	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
High	1.3970	1.5750	1.6128	1.6023	1.5592	1.5302
Low	1.1775	1.2923	1.5108	1.4933	1.4350	1.4440
End of Period	1.2034	1.2923	1.5800	1.5925	1.4995	1.4440
Average	1.3017	1.4012	1.5704	1.5519	1.4855	1.4828

	2005		2004
	February	January	December	November	October	September
High	1.2562	1.2422	1.2401	1.2263	1.2726	1.3071
Low	1.2294	1.1982	1.1856	1.1775	1.2194	1.2648
End of Period	1.2295	1.2396	1.2034	1.1902	1.2209	1.2648
Average	1.2401	1.2248	1.2189	1.1968	1.2469	1.2881

Risk Factors

Recent Losses

        Although the Company reported net income for the year ended December 31, 2004, it incurred net losses in 2003 and in each of the five years prior to 2002. For a discussion of the factors contributing to the losses, see "Item 5. Operating and Financial Review and Prospects". The Company's profitability depends on the price of gold, gold production, total cash costs, the prices and production levels of byproduct zinc, silver and copper and other factors discussed in this section of the Form 20-F. Substantially all of these factors are beyond the Company's control and there can be no assurance that the Company will sustain profitability in the future.

Dependence on the LaRonde Division

        The Company's mining and milling operations at the LaRonde Division account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Division could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, the Company's ongoing development of the LaRonde Mine involves the exploration and extraction of ore from new areas and may present new or different challenges for the Company. At current levels of mineral reserves and production, the LaRonde Mine has an estimated mine life of approximately 14 years, however gold production at the LaRonde Mine is expected to begin to decline commencing in 2007. Unless the Company can successfully bring into production the Goldex property, the Lapa property or its other exploration properties or otherwise acquire gold producing assets prior to 2007, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs at the LaRonde Division will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

Metal Price Volatility

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis, making use of derivative instruments where appropriate to ensure an adequate return to shareholders on new projects. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk — Derivatives" for more details of the Company's use of derivative instruments. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions, and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs and remains at such a level for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. The prices received for the Company's byproducts (zinc, silver and copper) affect the Company's ability to meet its targets for total cash cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2004	2003	2002	2001	2000	1999
High price ($ per ounce)	454	417	350	293	313	326
Low price ($ per ounce)	375	323	278	256	264	253
Average price received ($ per ounce)	418	368	312	273	278	274

        On March 22, 2005, the London P.M. Fix was $432 per ounce of gold.

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

        A rock fall that occurred in two production stopes during the first quarter of 2003 led to an initial 20% reduction in the Company's 2003 gold production estimate from 375,000 ounces to 300,000 ounces. Production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further reduction in the production estimate by 21%. Final gold production in 2003 was 236,653 ounces. In 2004, higher than expected dilution in lower levels of the mine led to actual gold production for the year of 271,567 ounces, below the initial production estimate of 308,000 ounces.

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

Total Cash Costs of Gold Production at the LaRonde Mine

        The Company's total cash costs to produce an ounce of gold are dependent on a number of factors, including primarily the prices and production levels of byproduct silver, zinc and copper, the revenue from which is offset against the cost of gold production, the Canadian dollar/US dollar exchange rate, smelting and refining charges and production royalties, which are affected by all of these factors and the gold price. All these factors are beyond the Company's control.

        Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP (see "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs" for reconciliation of total cash costs per ounce and minesite costs per ton to their closest GAAP measure).

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

Uncertainty of Mineral Reserve and Mineral Resource Estimates

        The figures for mineral reserves and mineral resource presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resource. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $360 per ounce gold price which is the three-year average daily price. While gold prices have generally been above $360 per ounce since mid-2003, for the six years prior to that the market price of gold has been, on average, below $360 per ounce. Based on the metals price and exchange rate assumptions used in the 2005 LaRonde Mineral Reserve and Mineral Resource Estimate, a 10% decrease in the gold price would result in an approximately 7% decrease in proven and probable reserves. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. See "Note to Investors Regarding Estimates of Mineral Resources".

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

        In the first quarter of 2004, two accidents claimed the lives of an employee and a contract miner. Quebec's Commission de la santé et de la sécurité du travail completed an investigation into these accidents, and the Company paid fines totalling C$27,500 in respect of these accidents. Also, in January 2005, an accident claimed the life of an employee. The Commission de la santé et de la sécurité du travail has initiated an investigation into this accident. Other than the investigations discussed above, no regulatory or other action has been initiated against the Company in connection with these industrial accidents.

Laws and Regulations

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

        In January 2003, the Company received a notice of infraction from the Quebec Ministry of the Environment in connection with a controlled discharge of water of excess toxicity, which was carried out over a three-month period in the summer of 2002. The purpose of the discharge was to establish favourable construction conditions for the increase of tailings pond capacity in the autumn of 2002. No fine was payable in respect of the notice of infraction, however, the notice required production of a report detailing the causes of algae proliferation at the LaRonde Mine, which was delivered in 2003. The Company expects to receive a further notice of infraction in connection with a subsequent controlled discharge that occurred during the third and forth quarters of 2004.

        Under mine closure plans originally submitted to the Minister of Natural Resources in Quebec, the estimated current reclamation costs for the LaRonde Division and the Bousquet property are approximately $18 million and $3 million respectively. The plans and related asset reclamation costs submitted have subsequently been amended to reflect changes in circumstances surrounding each property. These amended reclamation plans are subject to approval by the Minister of Natural Resources and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with attendant higher costs. In addition, the Minister of Natural Resources may require that the Company provide financial assurances to support such plans. At December 31, 2004, the Company had a total reclamation provision of $11.6 million, with $5.8 million allocated for the LaRonde Division and $5.8 million allocated for Bousquet.

        Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. On this basis, the Company recorded its annual reclamation provision for the LaRonde Division at approximately $5 per ounce of gold produced. Effective January 1, 2003, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. (See Note 5 to the table under the caption "Item 3. Key Information — Selected Financial Data" for an explanation of this standard). The application of the new provisions resulted in the Company recording a one-time, net of tax, non-cash charge of $1.7 million on January 1, 2003 reflecting the cumulative effect of adopting this standard.

Currency Fluctuations

        The Company's operating results and cash flow are significantly affected by changes in the Canadian dollar/US dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The Canadian dollar/US dollar exchange rate has varied significantly over the last several years. During the period from January 1, 1999 to December 31, 2004, the Noon Buying Rate fluctuated from a high of C$1.6128 to a low of C$1.1775. Historical fluctuations in the Canadian dollar/US dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2005 after-tax operating results, a 10% change in the average annual Canadian dollar/US dollar exchange rate would affect net income by approximately $0.10 per share. To mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Interest Rate Fluctuations

        Fluctuations in interest rates can affect the Company's results of operations and cash flows. The Company's 4.50% convertible subordinated debentures due 2012 are at a fixed rate of interest, however these fixed rate payments have been swapped for variable rate payments (see note 4(a) to the consolidated financial statements in Item 18 to this Form 20-F) and thus are subject to risks inherent with interest rate fluctuations. The Company's bank debt and cash balances are subject to variable interest rates.

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

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec and exploration and development activities in Canada, the western United States and Northern Mexico. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation in 1972, the Company has produced over 3.5 million ounces of gold. The Company believes it is currently one of the lowest total cash cost producers in the North American gold mining industry. In 2004, the Company produced 271,567 ounces of gold at a total cash cost of $56 per ounce, net of revenues received from the sale of silver, zinc and copper byproducts. For 2005, the Company expects total cash costs per ounce of gold produced to be between $135 and $145. These expected increased costs compared to 2004 are due to lower assumed byproduct metals prices than those realized in 2004 and a reduction in the contribution of foreign exchange hedging activities. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production. For a definition of terms used in the following discussion, see "— Property, Plant and Equipment — Mineral Reserve and Mineral Resource".

        The Company's principal operating divisions are the LaRonde Division, the Regional Development Division and the Exploration Division. The LaRonde Division consists of the LaRonde Mine and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine, with its single production shaft (the "Penna Shaft"), currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Division has produced over 2.5 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 7,380 feet, which the Company believes makes it the deepest single-lift shaft in the Western Hemisphere. Production was expanded at the LaRonde Mine to 7,000 tons of ore treated per day in October 2002. An extensive surface and underground exploratory drilling program to delineate additional mineral reserve began in 1990 and is continuing. The program successfully outlined several ore zones and a large mineral resource to the east of what was, at the time, the main production shaft. As at December 31, 2004, the LaRonde Division had established proven and probable mineral reserves of approximately 5.1 million ounces of contained gold.

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

        Expenditures on the expansion of the LaRonde Mine and exploration and development in the surrounding region in the last three fiscal years were $53 million, $44 million and $63 million, respectively. The 2004 expenditures include $31 million of capital expenditures at the LaRonde Mine, $8 million at the LaRonde II project, $8 million for the development of the Lapa property, $4 million for the development of the Goldex property, and $2 million for the exploration of properties in the surrounding region. Budgeted 2005 exploration and capital expenditures of $42.0 million consist of $14.1 million of sustaining capital expenditures at the LaRonde Mine, $12.7 million on projects relating to the LaRonde II project, $12.1 million at the Lapa property, $1.5 million on bulk sample and engineering projects at the Goldex property and $1.6 million on drilling at the Bousquet and Ellison properties. The financing for these expenditures is expected to be from internally generated cash flow from operations and from the Company's existing cash balances. Depending on the success of the exploration programs at this and other properties, the Company may be required to make additional capital expenditures for exploration, development and preproduction.

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

        In the first quarter of 2005, the Company entered into an option agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos project in northern Mexico. The Pinos Altos project is located on a 27,000 acre property in the Sierra Madre gold belt, 170 miles west of the city of Chihuahua in northern Mexico. Under the terms of the option agreement, the Company will spend $2.8 million on a 55,000 foot diamond drilling program over the five months after executing the option agreement (subject to extension in certain events). After the completion of the five-month drilling program, the Company will have a two-month period in which to acquire Penoles' 100% interest in the project. If the Company exercises its option to purchase the Pinos Altos project, the purchase price will be approximately $65 million, which will be comprised of $39 million in cash and 1,809,350 shares of the Company. The Company has no other commitments or agreements with respect to any other acquisitions.

        The Company's Regional Development Division focuses on the development and management of the Company's advanced projects in the Abitibi region. The Regional Development Division currently is responsible for the Company's operations in respect of the LaRonde II, Lapa and Goldex projects.

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

        The Company has an approximate 44% interest in Contact Diamond. Contact Diamond is a junior exploration and development company with diamond properties in Ontario, Quebec, Nunavut and the Northwest Territories. Contact Diamond is incorporated under the laws of the Province of Ontario and is listed on the Toronto Stock Exchange (the "TSX").

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

        Second, the Company believes that it is one of the lowest total cash cost producers in the North American gold mining industry with total cash costs per ounce of gold produced at $56 for 2004. The Company has achieved significant improvements in these measures through the strength of its byproduct revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued

operational improvements and to the Company's low cost producer status. For 2005, the Company expects total cash cost per ounce of gold produced to be between $135 and $145.

        Third, the Company's existing operations at the LaRonde Division provide a sound economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec. The experience gained through building and operating the LaRonde Mine, along with the LaRonde Mine's extensive infrastructure, are expected to support the development of new projects in the region including the Lapa property, the Goldex property and the development project at LaRonde to access the Company's mineral resource base located outside of the Penna Shaft infrastructure (the "LaRonde II" project).

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

        The Company continues to focus its resources and efforts on the exploration and development of its properties in the Abitibi region of Quebec, including LaRonde II, the Lapa property, the Goldex property and the LaRonde Mine with a view to increasing annual gold production and gold mineral reserve. The Company is evaluating these properties as potential growth opportunities in the Abitibi region. LaRonde's proven and probable gold mineral reserves on contained gold basis were essentially unchanged, including replacement of 292,858 ounces of gold mined (before mill recoveries and smelter charges). As a result, the LaRonde Division's current proven and probable mineral reserve is estimated to contain approximately 5.1 million ounces of gold, 63.4 million ounces of silver, 2.1 billion pounds of zinc and almost 276.7 million pounds of copper.

        The underground workings at the Penna Shaft provide a base from which the Company conducted its drilling program of 161,000 feet in 2004 and will conduct an estimated 174,000 feet of drilling in 2005. For 2004, capital expenditures at the LaRonde Mine together with expenditures on regional projects and other exploration and development projects were $53 million, including $31 million of capital expenditures at the LaRonde Mine, $8 million at the LaRonde II project, $8 million for the development of the Lapa property, $4 million for the development of the Goldex property and $2 million for the exploration and development of surrounding properties. The regional development team continues to evaluate the LaRonde II, Lapa and Goldex development projects. The Company plans to continue to invest in sustaining and project capital expenditures at the LaRonde Mine together with regional projects and other exploration and development projects. Budgeted 2005 exploration and capital expenditures of $42.0 million consist of $14.1 million at the LaRonde Mine, $12.7 million at the LaRonde II project, $12.1 million at the Lapa property, $1.5 million at the Goldex property and $1.6 million at the Bousquet and Ellison properties. There can be no assurance that the Company will not revise its anticipated capital expenditure program.

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

        Agnico-Eagle mitigates the likelihood and potential severity of the various risks it encounters in its day to day operations through the application of the highest standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of extensive efforts to ensure the safety of employees, industrial accidents can occur. In the first quarter of 2004, two accidents claimed the lives of an employee and a contract miner. Quebec's Commission de la santé et de la sécurité du travail completed an investigation into these accidents, and the Company paid fines totalling C$27,500 in respect of these accidents. Also, in January 2005, an accident claimed the life of an employee. The Commission de la santé et de la sécurité du travail has initiated an investigation into this accident. Other than the investigations discussed above, no regulatory or other action has been initiated against the Company in connection with these industrial accidents. The Company's LaRonde Mine remains one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and all of its employees continue with a focused effort to improve workplace safety.

        Agnico-Eagle also mitigates some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board of Directors, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3. Key Information — Risk Factors".

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

Organizational Structure

        The Company's only significant associate is Contact Diamond (formerly Sudbury Contact Mines Limited), a public company listed on the TSX under the symbol "CO". The Company has an approximate 44% interest in Contact Diamond. Contact Diamond is an exploration and development company with diamond properties in Ontario, Quebec, Nunavut and the Northwest Territories. Contact Diamond is a corporation incorporated under the laws of the Province of Ontario. Historically and until August 31, 2003 Contact Diamond had been a subsidiary of the Company. However in 2003, through a series of equity financings, Contact Diamond became more financially independent and the Company's ownership was diluted to less than 50%. Accordingly, the Company no longer had a controlling financial interest in Contact Diamond and therefore ceased consolidating Contact Diamond's operations with its own. The Company now uses the equity method to account for its interest in Contact Diamond. Each member of Contact Diamond's management team (other than Matthew Manson, its recently appointed President and Chief Operating Officer and Graham Long, its recently appointed Vice-President, Exploration, a former employee of the Company) is also a member of the management team of the Company, three of its directors are also directors of the Company (including two directors of the Company who are also officers of the Company), and one of its directors is also an officer of the Company. In total, three of the five officers of the Company are also officers of Contact Diamond. The Company does not have any significant subsidiaries.

Property, Plant and Equipment

LaRonde Division Property

        The Company's LaRonde Division consists of the LaRonde property, currently the Company's only material property, and the adjacent El Coco and Terrex properties (collectively the "LaRonde Mine"), each of which is 100% owned and operated by the Company. The LaRonde Mine is situated approximately 35 miles west of the City of Val d'Or in northwestern Quebec (approximately 400 miles northwest of Montreal, Canada) in the municipalities of Preissac and Cadillac. The LaRonde Mine can be accessed from either Val d'Or or Rouyn-Noranda, which is approximately 35 miles west of the LaRonde Mine, via Quebec provincial highway No. 117. The LaRonde Mine is situated approximately 1.2 miles north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, roughly four miles from the LaRonde Mine.

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

Mining and Milling Facilities

        The LaRonde Mine was originally developed utilizing a 3,961 foot shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to the 25th Level of Shaft #1 and then continues down to Level 152 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000. Shaft #1 is currently being used as a second escape way and provides services for the Penna Shaft (i.e. ventilation, compressed air, water). A second production shaft (Shaft #2), located 4,000 feet to the east of Shaft #1, was completed in 1994 down to a depth of 1,722 feet and was used to mine Zones #6 and #7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to the 6th Level. A third shaft (the Penna Shaft) located approximately 1,640 feet to the east of Shaft #1, was completed down to a depth of 7,380 feet in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 7 and 6.

        Four mining methods have historically been used at the LaRonde Mine: open pit for the two surface deposits, sublevel retreat, longitudinal retreat with cemented backfill, and transverse open stoping with both cemented and unconsolidated backfill. The primary source of ore at the LaRonde Mine continues to be from underground mining methods. During 2004, two methods were used: longitudinal retreat with cemented backfill and transverse open stoping with both cemented and unconsolidated backfill. In the underground mine, sublevels are driven at 100 foot and 130 foot intervals, depending on the depth. Stopes are undercut in 45-foot panels. In the longitudinal method, panels are mined in 45-foot sections and backfilled with 100% cemented rock fill or paste fill. In the transverse open stoping method, 50% of the ore is mined in the first pass and filled with cemented rock fill or paste fill from the paste backfill plant completed two years ago located on the surface at the milling facility. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock fill or paste fill.

        Currently, water is treated at various facilities at the LaRonde Division. Prior to the water entering the tailings pond system, cyanide is removed at a cyanide destruction facility using a sulphur dioxide (Inco) process. A secondary treatment plant located between the #1 and #2 polishing ponds uses a peroxysilica process to complete the cyanide destruction process. In addition, water with higher than permissible acidity is treated by lime in the mill complex prior to being released to the environment. In the first quarter of 2004, in response to revised Federal mining effluent regulations, the Company completed and commissioned a new water treatment plant that will reduce tailing effluent toxicity immediately prior to discharge. The plant uses a biological treatment process. Prior to the completion of the water treatment plant, the Company retained excess water in its tailing pond complex. At the end of March 2004 treated water released from the plant successfully passed a toxicity test. The flow rate is steadily being increased as the biomass continues to build up. In 2004, high water levels at the tailings pond at LaRonde caused by above average rainfall and overcast conditions were mitigated by a discharge of slightly toxic water into the environment that was permitted by the Quebec Ministère de l'Environnement. Also, the Company installed a coffer dam in the tailings pond to provide extra capacity. In 2004, the Company initiated construction on a second phase expansion of the water treatment plant and to further increase treatment capacity. Second phase construction was completed in December 2004 and the second phase of the plant is expected to be fully commissioned in the second quarter of 2005. Estimated expenditures for this second phase expansion are $4.2 million.

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

        Surface facilities at the LaRonde Mine include a 7,000 tons of ore treated per day milling complex, which has been expanded three times from the original 2,000 tons of ore treated per day rate. The expansion to 7,000 tons per day was completed in October 2002. This expansion consisted of additions to the grinding and precious metals circuits and modifications to the copper and zinc flotation circuits. An ore handling system was completed at the end of 1999. It included a truck dump linked by a new conveyor gallery to a 5,000-ton coarse ore bin. The coarse ore bin feeds a semi-autogenous (SAG) mill that was installed at the end of 1999. Ore from the Penna Shaft is transported to the ore handling facility by 35-ton trucks.

        The milling complex consists of a grinding, gravity, copper flotation, zinc flotation, and a precious metals recovery circuit and refinery. A copper concentrate containing approximately 75% of the gold and by product silver and copper is recovered. The zinc flotation circuit produces a zinc concentrate containing approximately 5% of the gold. The remaining 20% is recovered by the precious metals circuit including a new refinery using the Merrill Crowe process and shipped as doré bars. Both the zinc and copper flotation circuits consist of a series of column and mechanical cells that sequentially increase the zinc concentrate and copper concentrate quality. In 2004, zinc recoveries averaged 83.5% and zinc concentrate quality averaged over 54.23% zinc. In 2004, copper recoveries averaged 78.9% and copper concentrate quality averaged 17.1% for the year.

        Since commercial production began in 1988, gold recoveries have averaged over 92%. During 2004, gold recoveries averaged approximately 91.5%. In 2004, silver recoveries averaged 86.5%. During 2004, the mill processed approximately 3.0 million tons of ore, averaging approximately 8,137 tons of ore treated per day and operating over 93.8% of available time.

        The following table sets out the metal recoveries, concentrate grades and contained metals for the 2.977 million tons of ore extracted by the Company at the LaRonde Division in 2004.

		Copper Concentrate (84,827 tons produced)		Zinc Concentrate (184,397 tons produced)
	Head Grades						Overall Metal Recoveries	Payable Production (000s)
		Grade	Recovery	Grade	Recovery	Doré Produced
Gold	0.10 oz/t	2.15 oz/t	61.50%	0.30 oz/t	8.99%	59,000 oz	91.49%	271.6 oz
Silver	2.51 oz/t	44.76 oz/t	51.00%	15.00 oz/t	15.00%	1,070,000 oz	86.50%	5,699 oz
Zinc	4.03%	7.53%	—	54.23%	83.50%	—	83.50%	167,282 lbs
Copper	0.54%	14.85%	78.90%	—	—	—	78.90%	22,816 lbs

Development

        In 2004, development was focused on preparing mining blocks well in advance of their planned production to mitigate the impact of any unforeseen development delays on production. In 2004, the Company initiated ramp development construction between Level 215, the lowest producing level of the LaRonde Mine, and Level 236 in order to establish a new mining horizon for production on this lower level. The ramp development to Level 221 is expected to be completed in the second quarter of 2005 and the Company expects that the first mining blocks on Level 221 should be ready for mining by the third quarter of 2005. Ramp development to Level 236 is expected to be completed in the third quarter of 2006. Also construction will continue on a ramp between the upper and lower mining horizons of the Penna Shaft that will provide the Company with continuous ramp access from the surface to Level 236. The Company expects to complete this ramp development program in mid 2005.

        In 2004, development crews focused on continuing the Level 215 drift to the west as drilling from this level is pivotal to the Company's ongoing testing of Zone 20 North at depth and to the west. In 2005, development and exploration activity will continue from the Level 215 Exploration Drift. At December 31, 2004, development activity had reached 722 feet to the west of the boundary between the LaRonde and Bousquet properties. The exploration drift will be extended an additional 590 feet by mid-2005. The focus of the development activity will be to define the western limit of Zone 20 North at depth and to acquire additional information on the high grade polymetallic zone of Zone 20 North at depth and to the west.

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

        Compared to the mineral reserve estimate as of December 31, 2003, on a tonnage basis, the LaRonde Division's combined proven and probable mineral reserve decreased by 2.1% to 40.7 million tons in 2004. The 40.7 million tons of mineral reserves includes the replacement of 3.0 million tons that were mined in 2004. The Company's ability to sustain its level of proven and probable mineral reserve was primarily due to continued successful exploration results at depth.

        In 2004, drilling targeted continued definition of Zone 20 North, Zone 7 and Zone 20 South and testing the extension of Zone 20 North at depth and to the west (the LaRonde II exploration program).

        In 2004, one focus of the LaRonde II Project exploration program was testing Zone 20 North at depth and to the west. The exploration program was expanded in 2004 when the property boundary constraints were removed with the Company's acquisition of the Bousquet and Terrex properties in 2003. In 2004, other goals of the exploration program were to continue the conversion of mineral resource to mineral reserve at depth in the Zone 20 North portion of LaRonde II, to confirm potential higher grade core at depth, to define the recently discovered polymetallic zone at depth to the west and to test for the extension of Zone 20 South at depth and to the west. The results of the exploration program will be incorporated into the LaRonde II feasibility study that the Company expects to complete by mid 2005. A summary of the diamond drilling completed on the LaRonde Mine property is set out below:

	Number of Holes Drilled
			Feet Drilled
LaRonde Target for Diamond Drilling
	2003	2004	2003	2004
Production Stope Delineation	218	180	43,285	35,880
Definition	84	54	50,479	24,852
Deep Exploration (LaRonde II, Zone 20 North)	41	41	69,171	98,749
TOTAL	343	275	162,935	159,481

        The combined cost of the diamond drilling at the LaRonde Mine was approximately $2.2 million in 2004 (including $ 0.6 million in definition drilling expenses charged to operating costs at the LaRonde Mine and also the cost of the Level 215 exploration drift and services). The total cost of exploration incurred since production started at the LaRonde Mine in 1988 is estimated to be over C$58.4 million. Expenditures on exploration and studies for LaRonde II (Zone 20 North at depth) were $3.9 million in 2004 and is expected to be $2.2 million in 2005.

        Zone 20 North has developed into what the Company believes is one of the largest gold bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. The following table summarizes Zone 20 North's contribution to the LaRonde Mine's mineral reserve:

Proven and Probable Mineral Reserves
Total LaRonde Property	40,713,000 tons
Zone 20 North	38,202,000 tons

        The following tables summarizes Zone 20 North's contribution to the LaRonde Mine's mineral resources (see "Note to Investors Concerning Estimates of Mineral Resources"):

Measured and Indicated Mineral Resources
Total LaRonde Property	3,972,000 tons
Zone 20 North	3,212,000 tons
Inferred Mineral Resource
Total LaRonde Property	10,831,000 tons
Zone 20 North	10,060,000 tons

        Zone 20 North initially occurs at a depth of 2,200 feet below surface and has been traced down to a depth of 10,300 feet below surface. With increased access on the lower levels of the mine (i.e., Levels 170, 194, 215 and 218), the transformation from a "zinc/silver" ore body to a "gold/copper" deposit continued during 2004. Most of the definition drilling was conducted from Levels 194 and 215. In 2004, deep exploration drilling for the LaRonde II Project was principally conducted from Level 215, the deepest exploration drift at the Penna Shaft.

        Zone 20 North can be divided into an upper zinc/silver-enriched zone and a lower gold/copper-enriched zone. The zinc zone has been traced over a vertical distance of 5,600 feet and a horizontal distance of 1,900 feet, with thicknesses approaching 125 feet. The gold zone has been traced over a vertical distance of over 7,200 feet and a horizontal distance of 2,000 feet, with thicknesses varying from 35 feet to 100 feet. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. This is the same historical relationship noted at Shaft #1's Main Zone. At depth, the massive sulphide lens becomes richer in gold and copper. During 2004, 2.9 million tons of ore grading 0.10 ounces of gold per ton, 2.6 ounces of silver per ton, 0.55% copper and 4.3% zinc were mined from Zone 20 North.

        While drilling results in 2004 continued to delineate and increase the size of the gold ore body at depth, one of the most significant results of the year was obtained from drill hole 3215-68A. The drill hole intersected the following values:

		Interval (ft)
Drill Hole	True Thickness (ft)			Gold (oz/ton) Cut(1.5 oz)	Silver (oz/ton)	Copper (%)	Zinc (%)
		From:	To:
3215-68A	45.9	4,160.0	4,245.0	0.19	2.21	0.61	1.87

        The result is significant because it indicates a reoccurrence of massive sulphide bands with up to 15% chalcopyrite mineralization and significant zinc values in an area deep and to the west of the Penna Shaft, on the recently acquired Terrex property. Additional drill intercepts completed in this sector in 2004, including drill holes 3215-85A and 3215-95, which confirmed the presence of this new polymetallic massive sulphide zone. The results are summarized below:

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)	Silver (oz/ton)	Copper (%)	Zinc (%)
3215-85D	12.1	3,784.1	3,800.2	0.26	1.95	0.37	9.66
Uncut	12.1	3,784.1	3,800.2	0.59	1.95	0.37	9.66
3215-95	40.7	3,103.6	3,152.2	0.22	1.60	0.52	6.26
Uncut	40.7	3,103.6	3,152.2	0.26	1.60	0.52	6.26

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

        Another significant result was obtained in drill hole 3215-85A, located approximately 1,000 feet west of 3215-68A, which intersected strong alteration but no significant gold values; this result appears to indicate that drilling has reached the western limit of Zone 20 North at a depth of approximately 10,000 feet.

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

        Zone 20 South is located approximately 400 feet south of Zone 20 North. It consists of at least two known disseminated to massive sulphide gold/copper/zinc-bearing lenses made up of 80% to 90% pyrite, 5% to 10% sphalerite and 1% to 3% chalcopyrite. The Zone 20 South horizon has been traced over a vertical distance of 5,300 feet and a horizontal distance of 400 feet, with a mineralized thickness varying from 10 feet to 40 feet. The El Coco property contains the eastern extension of Zone 20 South. The current mineral reserve position on Zone 20 South on the LaRonde property is 178,000 ounces and on the El Coco property is negligible (180 ounces). In 2004, approximately 38,000 tons grading 0.12 ounces of gold per ton were mined from Zone 20 South on the LaRonde property and over 23,000 tons grading 0.20 ounces of gold per ton were mined from Zone 20 South on the El Coco property.

        Most of the current reserves for Zone 20 South (almost 164,000 ounces of gold) are located in the lower mine area. Mineralization of Zone 20 South in this lower area of the Penna Shaft appears to be very similar to what was initially encountered in Zone 20 South near Level 146 where the mineralization is narrow, high-grade but more difficult to define. Additional high-grade gold mineralization at depth could have a significant impact on the long-term mine plan. High grade mineralization just above Level 215 has not yet been factored into the long-term mine plan.

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

        In 2004, 23 drill holes were completed in Zone 20 South below Level 215. The results were highly erratic and generally poor. While additional drilling will be conducted in 2005, the current results do not justify an economic evaluation.

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

Capital Projects and Expansion

        In 2004, the Company commissioned a water treatment plant that reduces tailing effluent toxicity immediately prior to discharge. The Company has initiated construction on a second phase expansion of the water treatment plant to further increase treatment capacity, which was completed in December 2004 and is expected to be fully commissioned in the second quarter of 2005. In 2004, the Company initiated ramp development between Level 215 and Level 236. The Company expects to complete this development and ramp construction between the upper and lower mining horizons at the Penna Shaft in 2005.

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

        The Company made capital expenditures of $53 million in 2004, $22 million more than originally budgeted, with the increase primarily due to the commencement of underground programs at Lapa and Goldex projects (see "— Lapa Project" and "— Goldex Project"). Budgeted 2005 exploration and capital expenditures of $42 million consist of $14.1 million of sustaining capital expenditures at the LaRonde Mine, $12.7 million on projects relating to LaRonde II, $12.1 million on the Lapa property, $1.5 million on the bulk sample and engineering projects at the Goldex property and $1.6 million on drilling at the Bousquet and Ellison properties. During 2005, the Company plans exploration expenditures on grassroots exploration projects of approximately $4.8 million.

Mineral Reserve and Mineral Resource

        The information set forth below with respect to the mineral reserves at the LaRonde Division, Bousquet, Ellison, Goldex and Lapa properties has been prepared by the following qualified people in accordance with the Canadian Securities Administrators' National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("National Instrument 43-101"):

Property	Qualified person responsible for mineral reserve estimates
LaRonde Division	Guy Gosselin, P.Eng., P.Geo., Chief Geologist, LaRonde Division
Bousquet and Ellison	Normand Bedard, P.Geo., Senior Geologist, Regional Development Division
Goldex	Marc Legault, P.Eng., Manager, Project Evaluations
Lapa	Christian D'Amours, P.Geo., Consulting Geologist

        The qualified person responsible for the LaRonde II prefeasibility study is Carol Plummer, P.Eng., Project Manager for LaRonde II. The qualified person responsible for the Lapa and Goldex preliminary feasibility studies is Rosaire Emond, P.Eng., Senior Mining Engineer, Regional Development Division.

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

	at December 31,
LaRonde Division
	2004	2003	2002
Gold
Proven(1) — tons	3,600,000	4,100,000	3,800,000
Average grade — gold ounces per ton	0.14	0.14	0.13
Probable(1) — tons	27,400,000	25,900,000	22,700,000
Average grade — gold ounces per ton	0.16	0.16	0.13
Zinc
Proven — tons	2,900,000	2,800,000	4,200,000
Average grade — gold ounces per ton	0.03	0.03	0.03
Probable — tons	6,800,000	8,900,000	11,000,000
Average grade — gold ounces per ton	0.03	0.03	0.03
Total mineral reserve — tons	40,700,000	41,600,000	41,700,000
Total contained gold ounces(2)	5,104,000	5,020,000	4,022,000

Tonnage information is rounded to the nearest 100,000 tons.

Notes:

(1)
The proven and probable mineral reserves set forth in the table above are based on net smelter return cut-off value of the ore that varies between C$35.38 per ton and C$54.43 per ton depending on the deposit. (For instance, the C$35.38 cut-off, which is supported by LaRonde engineering reports that demonstrate that economic extraction can be justified, is applied only in respect of the recovery of gold mineralization located in a part of the LaRonde Mine immediately adjacent to zinc mineralization to which the C$54.43 cut-off applies. The zinc mineralization is economic at a cut-off grade of C$54.43 and will be extracted in the ordinary course. When the zinc mineralization is extracted, the access costs for the zinc will have been incurred. To extract the gold mineralization from this area once the adjacent zinc mineralization has been extracted, the Company will not have to incur additional access costs. As a result, the incremental cost of extracting the gold mineralization is low, and a cut-off grade of C$35.38 is appropriate.) The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The Company's historical metallurgical recovery rates for gold at the LaRonde Mine to December 31, 2004 were 91.5%. 86.5% for silver, 78.9% for copper and 83.5% for zinc. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

The 2005 mineral reserve and mineral resource estimate at LaRonde was calculated using a gold price of $360 per ounce, a silver price of $5.42 per ounce, a copper price of $0.95 per pound, a zinc price of $0.41 per pound and a C$/US$ exchange rate of $1.42. The metal and foreign exchange assumptions were changed in 2004 resulting from changes in the prices for each metal and C$/US$ exchange rate and reflect the three year historical average initial prices and exchange rate for the three year period ended December 31, 2004. The impact of the increase in gold price from $325 to $360 was essentially negated by the change in the C$/US$ exchange rate from $1.50 to $1.42. For every 10% change in the gold price, there would be an estimated 7% change in proven and probable reserves.

(2)
Represents contained gold ounces and does not include equivalent gold ounces for the byproduct metals contained in mineral reserve.

Reconciliation of LaRonde Division Mineral Reserve

        The following table shows the reconciliation of mineral reserves (in nearest thousand tons) at the LaRonde Division by category as at December 31, 2003 to December 31, 2004.

	Proven	Probable	Total
December 31, 2003	6,848	34,754	41,602
Mined	(2,977)	—	(2,977)
Revision	2,622	(535)	2,088

December 31, 2004	6,493	34,219	40,713

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

        Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and a full discussion of the factors that may materially affect mineral reserve and mineral resource estimates may be found in the 2005 LaRonde Mineral Resource and Mineral Reserve Estimate, Agnico-Eagle Mines Limited, LaRonde Division filed with Canadian Securities Administrators on SEDAR.

Lapa Project

        The Lapa Project is a pre-production stage development property located approximately seven miles east of the LaRonde Mine near Cadillac, Quebec and is accessible by provincial highway. The Lapa property is made up of the Tonawanda property, which consists of 42 mining claims totalling approximately 1,912 acres, and the Zulapa property, which consists of one mining concession totalling approximately 231 acres. In 2002, soon after signing an initial option agreement with Breakwater Resources and undertaking an aggressive exploration program, the Company discovered a new gold deposit almost 1,000 feet below the surface. In 2003, the Company purchased the Lapa property from Breakwater Resources for a payment of $8.925 million, a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. An additional $1 million is payable to Breakwater if the published inferred mineral resource at the Lapa property reaches 2.0 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2.0 million may be used by the Company as a credit to offset net smelter return royalties payable.

        In February 2003, the inferred mineral resource for the Lapa property, which consisted entirely of the Contact Zone lens, was estimated to be 3,270,546 tons grading 0.249 ounces per ton of gold. Most of the mineralized drill holes in the Contact Zone contain visible gold. For this mineral resource estimate, high assay values were capped at 1.50 ounces per ton. Drilling throughout 2003 also confirmed a new zone, the Contact South Zone, immediately adjacent to the west and south of the Contact Zone. The 2003 drilling program also focused on infill drilling that resulted in the resource to reserve conversion at year end.

        In 2003, the Company also focused on collecting material to be used in conducting metallurgical testing and preliminary engineering and baseline environmental studies were initiated. As of December 31, 2003 the Lapa property had probable mineral reserves of 4.6 million tons grading 0.25 gold ounces per ton.

        Drilling in 2004 concentrated on expanding the known ore bodies (Contact Zone and Contact South Zone) as well as drilling untested portions of the volcano-sedimentary contact in the eastern portion of the property. Exploration drilling, in particular drill holes 118-04-52B, 118-04-57C and 118-04-57E which tested below the lowest level of the Lapa property reserves (at approximately 4,100 feet below the surface) successfully traced the Contact Zone lens in particular to a depth of 5,200 feet and the deposit remains open for expansion at depth. The results are summarized below:

Drill Hole	True Thickness (ft)	From	To	Gold (oz/ton) Cut (1.5 oz)
118-04-52B	9.8	4,832.6	4,845.7	0.20
118-04-57C	19.7	6,189.9	6,210.2	0.21
118-04-57E	12.5	5,997.0	6,009.8	0.20

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

        At December 31, 2004, the Lapa property contained 4.5 million tons of probable reserves grading 0.26 ounces of gold per ton. The slight reduction in probable reserves (less than 2% in contained gold ounces) is mainly due to drilling results in 2004 that affected the western limit of the Lapa deposit.

	December 31, 2004	December 31, 2003
Gold
Probable — tons	4,509,000	4,661,000
Average grade — gold ounces per ton	0.26	0.25
Total mineral reserve — tons	4,509,000	4,661,000
Total contained gold ounces	1,168,000	1,187,000

Tonnage information is rounded to the nearest 100,000 tons.

Notes:

(1)
The 2004 mineral reserve and mineral resource estimate was calculated using a gold price of $360 per ounce and a C$/US$ exchange rate of $1.42. In estimating the Lapa probable mineral reserve and mineral resource, cut-off grades of 0.19 and 0.15 ounces per ton, respectively, were used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.2 feet. Separate cut-off grades are used for the estimation of mineral reserves and mineral resources. The cut-off grade used for the estimate of mineral reserves is based on the grades used in the preliminary feasibility study or feasibility study that supports the estimate of mineral reserves whereas the cut-off grade used for the estimation of mineral resources is determined by the Company based on the minimum grade of ore that has reasonable prospects for economic extraction. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve and resource figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. In addition to the mineral reserves set out above, at December 31, 2004 the Lapa property contained 0.8 million tons of indicated mineral resource grading 0.16 ounces of gold per ton and 1.9 million tons of inferred mineral resource grading 0.22 ounces of gold per ton. As at December 31, 2003, the Lapa property's estimated indicated mineral resource was 0.7 million tons grading 0.16 ounces of gold per ton and its estimated inferred mineral resource was 0.3 million tons grading 0.18 ounces of gold per ton.

(2)
For the 2004 mineral reserve and mineral resource estimate, high assay values were capped at 1.5 and 2.0 ounces of gold per ton, respectively, for the Contact Zone and Contact South Zone that comprise the Lapa deposit.

Preparation of Scientific and Technical Data

        The qualified person responsible for the Lapa mineral reserves and mineral resource estimate is Christian D'Amours, P.Geo., of Service Conseil Geopointcom. All Lapa drill core has been logged and the results have been verified by Dino Lombardi, P.Geo., Senior Geologist, Exploration Division, who is fully qualified per the standards outlined in National Instrument 43-101. The Exploration Division personnel utilize quality assurance and assay protocols that conform to industry accepted quality control procedures. Exploration drilling at Lapa is carried out on approximately a 400-foot by 400-foot pattern, whereas probable reserve drilling is carried out on approximately a 260-foot by 260-foot pattern. Samples are taken consecutively at one foot to five feet intervals. The drill core selected for analysis is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assay or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Quebec, and Expert Laboratories Inc., Rouyn-Noranda, Quebec.

Goldex Project

        The Goldex Project is a development property held under 22 claims, totalling approximately 661.7 acres. The Goldex property is located in Val d'Or, Quebec and is accessible by provincial highway. The claims are renewable every second year upon payment of a small fee. The Company has a 100% working interest in the Goldex property. The Goldex property is made of three claim blocks: the Probe block (ten claims, 302.4 acres); the Dalton block (one claim, 25.7 acres); and the Goldex Extension block (11 claims, 333.6 acres). The Goldex Extension Zone, which is the gold deposit on which the Company is currently focusing its exploration and development efforts, was discovered in 1989 on the Goldex Extension claim block (although a small portion of the deposit is interpreted to occur on both the Dalton and Probe claim blocks). Probe Mines Ltd. holds a 5% net smelter return royalty interest on the Probe claim block. Should commercial production commence on the Dalton claim, 18,000 shares of the Company will be issued to the estate of John Michael Dalton Jr. The Goldex Extension block claims are subject to a 1% net smelter return royalty interest in favour of Donald, Bernard, Marlin and Christine Charlebois.

        The surface facilities at the Goldex Project include a headframe, a surface building containing a mechanical shop, a warehouse, an office and a 2,600-foot shaft, which provides underground access. Since 1989, the Company has undertaken a major exploration program on the Goldex Extension Zone. This program included deepening the shaft from 1,500 feet to its current 2,600-foot depth, over 158,700 feet of drilling, over 6,833 feet of horizontal development, 146,500 cubic feet of slashing, 476.2 feet of raising and the extraction and milling of two bulk samples (36,743 tons in 1995 and 113,395 tons in 1996). Underground exploration drilling in 1997 confirmed earlier results that outlined a large zone of low-grade mineralization ranging from 20 to 25 million tons in size with a gold grade in the range of 0.064 to 0.072 ounces per ton (using a cutting factor of one ounce per ton).

        In 1997, the Company completed a mining study that showed that the deposit was not economically viable to mine using the mining approach chosen and drill-hole indicated grade. Results from the bulk sampling suggested, however, that the estimation method used may have underestimated the realized grade for the Goldex Extension Zone. However, in late 1997, in view of the then-prevailing market price of gold, the property was placed on a care and maintenance basis. In September 1998, the workings were allowed to flood. The carrying value of the Goldex Project was written down to nil in 1997.

        Throughout 2003, the Company re-evaluated the Goldex project reviewing mining methods and grade estimation methods. In February 2004, a new reserve and resource estimate was completed for the Goldex Extension Zone conforming to National Instrument 43-101 which, coupled with a new preliminary feasibility study, led to a probable reserve estimate of 1.6 million ounces of gold contained in 24.0 million tons grading 0.069 ounces of gold per ton.

        In addition, the February 2004 reserve and resource estimate led to an indicated resource estimate of 1.2 million tons grading 0.077 ounces of gold per ton and an inferred resource estimate of 2.8 million tons grading 0.062 ounces of gold per ton.

        In February 2004, based on a review of the project conducted by independent engineers, the Company decided to undertake a $4.7 million underground bulk sampling program to provide additional geological and sampling information to increase the level of confidence in the gold grade. Three vertical raises plus additional diamond drilling would be completed in 2004 with a bulk sample to be processed in the first quarter of 2005.

        Dewatering of the underground workings was completed in 2004 in preparation for a bulk sample. The shaft bottom is at a depth of 2,610 feet. Shaft rehabilitation was completed to a depth of 750 feet.

        In 2004, a total of 2,000 feet of raise development was excavated through the center of the gold mineralization at three separate locations along the 1,500 feet strike length of the Goldex deposit. Mapping and sampling of these raises started in 2004 and was completed in January 2005. Over 17,000 feet of diamond drilling was also completed. An 18,213 ton bulk sample, that was gathered during the excavation of the raises, was processed during late January and February 2005 and returned a grade of 0.081 ounces of gold per ton, nearly 10% higher than the grade of 0.074 ounces of gold per ton returned during the 113,000 ton bulk sample processed in 1997. The following table shows the Goldex property reserves as of December 31, 2004. While the current probable reserve estimate is essentially unchanged at 1.6 million contained ounces of gold, the geological confirmation program has greatly increased the confidence level in the estimate.

	December 31, 2004	December 31, 2003
Gold
Probable — tons	22,148,000	23,983,000
Average grade — gold ounces per ton	0.074	0.069
Total mineral reserve(1) — tons	22,148,000	23,983,000
Total contained gold ounces	1,627,000	1,647,000

Tonnage information is rounded to the nearest 100,000 tons.

Notes:

(1)
The 2005 mineral reserve and mineral resource estimate was calculated using a gold price of $360 per ounce and a C$/US$ exchange rate of $1.42. The cut-off grade used to evaluate drill intercepts at Goldex was 0.04 ounce per ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension Zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a greater than 75% probability of exceeding the 0.04 ounce per ton cut-off grade. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve and resource figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. In addition to the mineral reserves set out above, the Goldex property contained 0.9 million tons of indicated resource grading 0.07 ounces of gold per ton and 3.5 million tons of inferred mineral resource grading 0.05 ounces per ton. As at December 31, 2003, Goldex was estimated to have 1.2 million tons of indicated resource grading 0.08 ounces of gold per ton and 2.8 million tons of inferred mineral resource grading 0.18 ounces of gold per ton.

Preparation of Scientific and Technical Data

        At Goldex, exploration drilling was carried out on approximately a 300-foot by 600-foot pattern whereas probable reserve drilling was carried out on approximately a 100-foot by 100-foot pattern. Core samples were taken consecutively at one foot to five feet intervals. The core selected for analysis was cut or sawed in half with one half sent to a commercial assay laboratory. Prior to 2004, 1.4 inch diameter, or BQ, core was used to test the Goldex Extension Zone; whereas in 2004, 1.8 inch diameter, or NQ, core drilling was completed at Goldex. Upon reception of the assay results, at least 10% of the pulps and rejects were sent to another laboratory for check assay purposes. Prior to 2004, the principal gold assaying method used was either by Fire Assay with an atomic absorption of a 30 gram pulverized sub-sample or by Metallic Sieve assaying method of a 30 gram pulverized sub-sample. The principal laboratory used was Abilab Laboratories, Val d'Or Quebec. During the 2004-2005 program, ALS Chemex of Val d'Or Quebec completed all of the assaying of core and chip samples. The principal assaying method was by Fire Assay with an atomic absorption or gravimetric finish of a 50 gram pulverized sub-sample. In the case of visible gold, a 1000 gram pulverized sub-sample was assayed using the Total Pulverisation method.

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

        The Ellison property is located immediately west of the Bousquet property and consists of eight claims (249.8 acres). The property was acquired in August 2002 for C$0.5 million in cash and a commitment to spend C$0.5 million in exploration over four years. The property is subject to a net smelter return royalty interest in favour of Yorbeau Resources Inc. that varies between 1.5% and 2.5% depending on the price of gold. Should commercial production from the Ellison property commence, Yorbeau Resources Inc. will receive an additional C$0.5 million in cash. As of December 31, 2004, Agnico-Eagle has spent C$1.9M in exploration on the Ellison property.

        In the first quarter of 2003, a mineral resource was estimated for the A Zone on the Ellison property conforming to National Instrument 43-101. The estimate, which used a gold price of $300 per ounce and 0.09 ounce per ton cut-off grade, revealed an indicated mineral resource of 249,000 tons grading 0.16 ounces of gold per ton. With the underground exploration access provided by the Bousquet II infrastructure, an exploration program was initiated in late 2003 to test the potential of both the Ellison and Bousquet properties. As of December 2004, exploration activity on the Ellison property totalled 22 holes totalling 37,422 feet. The two main targets were the deep extension of the Bousquet 1 corridor and the felsic volcanic package to the south. The drilling activity on the Bousquet property for the same period totalled 57,562 feet in 32 holes. The main targets were the deep extension of the Bousquet 2 ore body, the deep extension of the 3-1 Zone and the felsic volcanic package to the south which may potentially contain mineralization similar to that found at the Laronde Mine.

        In addition, in 2003, the mineral resources at the Bousquet and Ellison properties were reviewed with the possibility of mining resource blocks which could become potentially economic given the proximity of the mill facility at LaRonde. The result was the definition of a small proven mineral reserve (104,000 tons grading 0.09 ounces of gold per ton) of which 100,419 tonnes were extracted in 2004 from a small open pit mine grading 0.07 ounces of gold per ton. In addition, 20,124 tons of low grade material grading 0.04 ounces of gold per ton and 284,459 tons of waste were extracted. As of December 31 2004, 63,287 tons have been milled at a grade of 0.08 ounces of gold per ton. The remaining ore and the low grade material is crushed and stockpiled close to the mill.

        The 2004 measured and indicated mineral resource at the Bousquet property is approximately 2.0 million tons grading 0.18 ounces of gold per ton and the inferred mineral resource is 2.0 million tons grading 0.22 ounces of gold per ton. The December 31, 2004 measured and indicated mineral resource at Ellison is 0.3 million tons grading 0.17 ounces of gold per ton, almost unchanged from December 31, 2003, but the inferred resource decreased to 1.1 million tons grading 0.19 ounces of gold per ton. The main changes occurred in the newly named Zone 3-4 (formerly called the Deep Zone 3) which represents the deep extension of the Bousquet 1 mineralization. The zone straddled the Bousquet/Ellison property boundary. The tonnage and grade decreased significantly but the drilling allowed the delineation of approximately 0.4 million tons of indicated resources grading 0.26 ounces of gold per ton.

        The exploration program will continue during the first quarter of 2005 with approximately 29,000 feet of diamond drilling at a budgeted cost of C$1.6 million. Following that program, a revision of the economic potential of the resource identified on both properties will be initiated and should be terminated during the third quarter.

Preparation of Scientific and Technical Data

        In estimating the Bousquet and Ellison 2004 mineral reserve and mineral resource, a minimum gold cut-off grade of 0.09 ounces of gold per ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 feet. The estimate was derived using a combination of three dimensional block modelling (grades were interpolated using the inverse distance power squared method) for certain zones and for the other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. This information is of a good quality and is considered reliable. The resource was reviewed and reclassified using the CIM Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines (the "CIM Guidelines") published by the Canadian Institute of Mining, Metallurgy and Petroleum.

Joutel Project

        The Joutel properties consist of the Eagle Mine (including the Eagle West Zone) and the Telbel Mine, in Joutel Township, Quebec, located approximately 180 miles northwest of the LaRonde mine. The Eagle Mine and Telbel Mine are held under two adjoining provincial mining leases, totalling approximately 911 acres. Dismantling of the Eagle Mine and Telbel Mine facilities was completed in 2000. Mining and milling operations at the Eagle and Telbel Mines in Joutel ceased in December 1993 and the Company began the restoration of the Joutel mining and milling site in 1998. The carrying value of the Joutel mine site was written down to nil in 1997.

        During 1996, the Company submitted a mine closure plan for the Joutel Project to the Minister of Natural Resources in Quebec. Based on this closure plan, the estimated current reclamation cost is $0.3 million. Expenditures on reclamation at the Joutel Project under this closure plan were $0.1 million in 2004 and $0.1 million in 2003. As of December 31, 2004, the Company's reclamation provision for the Joutel Project was $0.7 million.

        All decommissioning and rehabilitation of the Joutel property has been completed except for re-vegetation of the tailings area. In 2002, the Company submitted a modelling study on the long-term acid drainage potential of tailings area to the Ministry of Natural Resources in Quebec in support of a closure plan to revegetate the tailings pond. The Company is currently monitoring the site and will repeat the modelling exercise in 2005 to validate it against actual water conditions in the tailings. This new modelling study will be submitted to the Ministry of Natural Resources and contouring and re-vegetation of the tailings area will commence after receiving a favourable ruling from the Ministry of Natural Resources regarding the closure plan.

Vezza Project

        The Company's Vezza Project is located approximately 38 miles northwest of the Joutel properties and consists of the Vezza deposit located in Vezza Township, Quebec and a number of properties in the Vezza, Noyon and Cavalier Townships in Quebec. The Vezza Project currently comprises ten exploration properties held under 578 mining claims, totalling approximately 22,152 acres. The Company owns 100% of the Vezza deposit free of royalty interests. The carrying value of the Vezza Project was written down to nil in 1997. The Company has submitted a closure plan to the Ministry of Environment in Quebec which was accepted. Rehabilitation will be carried out after the Company has made a decision on the future exploration potential of the property. Expenditures under the closure plans were $0.1 million in 2004 and are expected to be $0.1 million in 2005. As at December 31, 2004, the Company's reclamation provision for the Vezza Project was nil.

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

        In March 2005, Riddarhyttan reported an indicated mineral resource at Suurikuusikko, made up of several zones that occur over a 2.5 mile structure, of 10.6 million tons grading 0.16 ounces of gold per ton and an additional inferred gold resource, consisting of 8.4 million tons grading 0.13 ounces of gold per ton.

        The mineral resource estimate for Suurikuusikko was prepared for Riddarhyttan in accordance with the Australasian Code for Reporting Mineral Resources and Ore Reserves, September 1999 (the "JORC Code"). Mineral resources that have been disclosed herein were estimated using a minimum gold grade cut-off of approximately 0.058 ounces of gold per ton. Mineral resources estimates prepared under reporting codes other than National Instrument 43-101 should not be relied upon as they may not conform to National Instrument 43-101 standards and definitions. However, reserve and resource categories in the JORC Code are substantially similar to the corresponding categories of mineral reserves and resources required under National Instrument 43-101. To the best of the Company's knowledge, the Riddarhyttan estimate is relevant and reliable.

Pinos Altos

        In March 2005, the Company entered into an option agreement with Penoles, a Mexican public mining company, to acquire the Pinos Altos project in northern Mexico. The Pinos Altos project is located on a 27,000 acre property in the Sierra Madre gold belt, 170 miles west of the city of Chihuahua in northern Mexico. Under the terms of the option agreement, the Company will spend $2.8 million on a 55,000 foot diamond drilling program over the five months after executing the option agreement (subject to extension in certain events). After the completion of the five-month drilling program, the Company will have a two month period in which to acquire Penoles' 100% interest in the project. If the Company exercises its option to purchase the Pinos Altos project, the purchase price will be approximately $65 million, which will be comprised of $39 million in cash and 1,809,350 shares of the Company. The Company has no other commitments or agreements with respect to any other acquisitions.

        The Pinos Altos property is made up of 3 blocks, the Parreña Concessions (19 concessions, 14,928 acres), the Madroño Concessions (16 concessions, 8,199 acres) and the Pinos Altos Concession (1 concession, 4,129 acres). The Madroño Concessions (which cover approximately 64% of the current mineral resource) are subject to Net Smelter Royalty of 3.5% payable to Minerales El Madroño S.A. de C.V. The Pinos Altos Concession (which covers approximately 36% of the current mineral resource) is subject to a 2.5% Net Smelter Return royalty payable to the Consejo de Recursos Minerales, a Mexican Federal Government agency; after 20 years, this portion of the property will also be subject to a 3.5% Net Smelter Return Royalty payable to Minerales El Madroño S.A. de C.V. Beginning on May 18, 2006, advance royalty payments of $0.142 million are payable to Minerales El Madroño S.A. de C.V. The surface rights for approximately 1,000 acres have been secured for mine construction and installations at Pinos Altos. The property is also approximately 60 miles from a major electric power terminus and within 6 miles of a proposed extension of the grid.

        Peñoles acquired the property in 1995 and drilling to date has outlined an indicated mineral resource of 4.4 million tons with a grade of 0.18 ounces of gold per ton and 3.82 ounces of silver per ton. In addition, the property has an inferred mineral resource of 2.5 million tons grading 0.18 ounces of gold per ton and 3.41 ounces of silver per ton. Over 90% of the Pinos Altos mineral resource is located in the Santo Nino vein, along a regional fault zone that holds a number of other known deposits in the area. This Santo Nino vein zone has thicknesses of up to 150 feet over a length of 1.2 miles and a vertical extent of at least 1,800 feet. It remains open to the west and at depth. Peñoles' work to date has also included metallurgical testing and initial work on the permitting for a potential mining operation.

        The mineral resource estimate by Peñoles was completed in June 2003 and was reviewed by the Company and determined to conform with the standards of National Instrument 43-101. The data disclosed, including the sampling, analytical and test data underlying the mineral resource estimate, has been verified. The key assumptions and parameters used in the estimate are a gold price of $300 per ounce, a silver price of $4.75 per ounce, a 0.10 ounce per ton gold grade cut-off, and metallurgical recoveries of 92.39% for gold and 47.83% for silver. Gold assays were cut to 0.89 ounces per ton while silver assays were cut to 19.25 ounces per ton. Although more recent exploration information has been collected in the area where the mineral resource estimate was completed, it is the opinion of the qualified person that including this information would not materially change the estimate. The Company believes that the estimate of mineral resources at Pinos Altos is not likely to be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues. In Mexico, mineral rights are granted as exploration and exploitation concessions which require that a certain minor mineral exploration work be completed and submitted and that a minor amount of taxes are paid annually.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Business Overview and 2004 Highlights

        The Company is a leading, intermediate-sized, gold producer with roots that go back more than 30 years. Today it operates the LaRonde gold mine in northwestern Quebec, Canada, one of the world's most mining friendly and political risk-free areas.

        The Company's strategy is to build a multi-mine platform from the foundation of its LaRonde Mine. In 2004, Agnico-Eagle continued to work towards that goal by commencing development at the Lapa property, located seven miles east of LaRonde. At the Goldex property, 35 miles east of LaRonde, the Company continued the progression of its regional strategy as a bulk sampling program completed in early 2005 returned a grade that was 10% higher than previously modeled. The results of this program will be incorporated into a new mine plan which will be completed in 2005. Management currently expects Lapa and Goldex to begin contributing to the Company's production in late 2008.

        With proven and probable reserves of 5.1 million ounces of gold, LaRonde is now the largest gold deposit in Canada. With the development at Lapa and Goldex in 2004 and 2005, Agnico-Eagle is on its way to achieving its strategic goal. However, Agnico-Eagle's vision extends beyond northwestern Quebec. The Company is actively pursuing opportunities in the United States and northern Mexico and has a 14% equity position in Riddarhyttan Resources AB which owns the Suurikuusikko gold deposit in Finland. In addition, in the first quarter of 2005, the Company acquired an option on the Pinos Altos project in northern Mexico. Agnico-Eagle continues to focus on mining friendly, low political risk areas where the experience obtained in northwestern Quebec can be used to build or acquire new mines.

        Wherever this strategy leads, Agnico-Eagle will continue to leverage off the experience gained at LaRonde. Agnico-Eagle has created a dominant land position around its LaRonde Mine with properties at different stages of development running for almost 45 kilometers along the gold-rich Cadillac-Bousquet belt. This strategic concentration, combined with decades of experience in the region, provides Agnico-Eagle with competitive advantages including; operating and development synergies, enhanced opportunities for exploration and economies of scale and serving as a base for applying its experience to any new ventures. This greatly assists in creating value for shareholders.

        Agnico-Eagle's production is low-cost, which protects shareholders during periods of weaker gold prices. The Company is positioned to benefit from a stronger gold price and, throughout its 30-year history, it has never sold away the upside for its gold production.

        The Company earns the majority of its revenue and generates cash flow from the production and sale of gold in both doré and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc and copper.

        In 2004, Agnico-Eagle increased gold production to a record level. This was a record year on numerous fronts:

  •
  Record gold production of 271,567 ounces;

  •
  Record mined and processed tonnage at about 3.0 million tons;

  •
  Record low full year and fourth quarter total cash costs per ounce of $56 and $13, respectively;

  •
  Record earnings and cash flow from operating activities at US$47.9 million and US$49.5 million, respectively; and

  •
  Record proven and probable gold reserves of 7.9 million ounces.

        Throughout this section, the terms total cash costs per ounce and minesite costs per ton are used. Both of these measures are non-GAAP measures and are discussed in more detail, including management's use of the measures and their limitations and the reconciliation of such measures to GAAP measures, on pages 37 to 38.

Key Performance Drivers

        The key drivers of financial performance for Agnico-Eagle are:

  •
  the spot price of gold;

  •
  spot prices of silver, zinc and copper;

  •
  the C$/US$ exchange rate;

  •
  production volumes; and

  •
  production costs.

        Agnico-Eagle has never sold gold forward because of the belief that low-cost production is the best protection against decreasing gold prices. As a result, the Company is positioned to benefit from rising gold prices. The sale of byproduct silver, zinc and copper is important to both revenue and total cash costs per ounce. Therefore, hedging strategies are implemented occasionally to mitigate the effects of fluctuating prices of byproduct metals. The C$/US$ exchange rate is also an important financial driver as practically all operating costs are paid in Canadian dollars while revenue is generated in US dollars. As such, hedging strategies are also used to mitigate the impact of fluctuating exchange rates on total cash costs per ounce.

Markets

        The gold price (based on Scotia Mocatta "Metal Matters" reports) continued to rise in 2004 reaching the highest intraday level since the late 1980s at $457/oz in December 2004. Gold prices (London PM fixes) during the year ranged from a low of $375/oz to a high of $454/oz finishing the year at $437/oz.

Gold PM Fix (US$/Oz)

        Many factors contributed to the increase in gold prices throughout 2004. The most influential factor was continued weakness in the US dollar largely caused by growing concern about the United States trade and budget deficits. A stabilizing global economy led to increased gold demand for jewellery in 2004 after three years of declines. Investment demand, sparked by the launch of additional gold Exchange Traded Funds ("ETFs"), has also helped push prices higher. ETFs give fund managers the opportunity to buy exposure to gold bullion without owning physical metal. Producer de-hedging has also contributed to improved demand. As physical and investment demand increased throughout 2004, declining mine supply further fueled price increases. Global mine production was negatively impacted in 2004 as South African production decreased steadily throughout the year as a result of the rapid appreciation of the rand against the US dollar.

        At the beginning of 2004, the silver price (based on Scotia Mocatta "Metal Matters" reports) continued a strong rally which began in November 2003. The rally took silver to a high of $8.44/oz in April 2004. The sharp appreciation in silver prices caused physical demand to decrease and thus prices retreated to $5.43/oz during April and May of 2004. Silver prices then appreciated gradually from these lows and prices reached $8.17/oz in December before retreating again. Despite the rapid price appreciation, industrial demand still showed modest growth in 2004 as jewellery and silverware fabricators became accustomed to the higher prices. Silver's use in photography has been declining since 1999 and is expected to continue declining as digital photography becomes more widespread. Investment demand was also a factor leading to the price changes in 2004 as the commodity became more popular with funds as a means to offset continued US dollar weakness.

Silver PM Fix (US$/Oz)

        The year 2004 was a banner year for base metals in general with increased demand, stemming from the rapid economic growth in China, stimulating a worldwide price rise. Continued weakness in the US dollar, the primary currency of quoted market prices, also contributed to the increase in metal prices. Zinc and copper refined metal prices in US dollars rose over 25% and 60%, respectively, as the growth in global demand for these metals outpaced the growth in global supply. Zinc concentrate spot treatment charges fell marginally over the year as smelter shortages developed, but spot copper treatment charges rose dramatically as supplies from mine re-openings and new production overtook smelter demand. Refined copper and zinc both have mainly industrial usages. Copper is used mainly in the electrical and construction industry in the form of cable, electrical wire and pipes for plumbing. Zinc is mainly used for galvanizing to protect against corrosion to vehicles, machinery and building structures.

Results of Operations

Revenues from Mining Operations

        In 2004, revenue from mining operations increased 48% to $188 million from $127 million in 2003. The increased revenue was due to both increased production volumes and increased metal prices. In 2004, Agnico-Eagle achieved record production of all metals with gold production up 15% to 271,567 ounces while byproduct silver, zinc and copper production increased by 44%, 67% and 13%, respectively.

        The majority of the Company's revenue is derived from precious metal sales. In 2004, sales of gold and silver accounted for 75% of revenues, down from 84% and 88% in 2003 and 2002, respectively. The decline in the percentage of revenues from precious metals is largely due to increased revenues from byproduct copper and zinc as a result of a sharp increase in prices for each metal. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. In 2005, Agnico-Eagle anticipates precious metal sales to account for 78% of overall revenue. The table below summarizes net revenue by metal:

	2004	2003	2002
Revenues from mining operations (thousands):
Gold	$105,528	$85,566	$80,177
Silver	35,289	20,584	14,115
Zinc	33,044	14,218	14,762
Copper	14,188	6,452	(1,027)

	$188,049	$126,820	$108,027

Production:
Gold (ounces)	271,567	236,653	260,183
Silver (000's ounces)	5,699	3,953	3,084
Zinc (000's pounds)	167,282	100,337	108,060
Copper (000's pounds)	22,816	20,131	8,927

        Revenue from gold sales increased $20 million, or 23%, in 2004. Approximately 49% of the $20 million increase was due to increased production, while 51% of the increase was attributable to increased realized prices. Realized gold prices increased 14% in 2004 to $418 per ounce from $368 per ounce in 2003. Silver revenue increased $15 million, or 71%, in 2004. Of the $15 million increase, 46% was due to increased production, while 54% was attributable to increased realized prices. Realized silver prices increased 35% in 2004 to $6.84 per ounce from $5.07 per ounce in 2003.

        Revenue from copper sales increased $8 million, or 120%, in 2004. Revenue from zinc sales increased $19 million, or 132%, in 2004. Both copper and zinc revenues benefited from increased production and prices but were negatively impacted by higher smelting, refining and transportation charges. Higher smelting and refining charges were mostly attributable to the increased production volumes for both copper and zinc and to rising treatment charges for copper. Increased transportation charges were due to higher ocean freight for zinc and copper concentrate shipments as the growing Asian economies continue to put a strain on the marine transportation system. The impact of increasing ocean freight costs was somewhat mitigated throughout 2004 as the Company began delivering zinc concentrate to Falconbridge's nearby Kidd Creek smelter in Timmins, Ontario.

        Gold production increased to 271,567 ounces in 2004, up 15% from 236,653 ounces in 2003, primarily due to increased tonnage from LaRonde's lower, gold-copper rich, mining horizons. Production of all metals increased as LaRonde benefited from operational improvements, a more focused mining plan and increased ore throughput. For 2004, ore throughput increased 22% to 3.0 million tons from 2.4 million tons in 2003. The increased ore throughput was a result of a new mining plan, which was designed and implemented at the end of 2003 to address the production difficulties that were encountered. While LaRonde achieved record tonnages for both ore mined and milled, lower than expected gold grades resulted in gold production below the Company's original estimate of 300,000 ounces. Higher than expected dilution on the lower mining levels was the main reason for the decreased gold grade. As a result, the Company has adjusted its reserves and production forecasts to take into account the increased dilution. The mining team at LaRonde continues to look for ways to minimize this dilution effect.

        Silver and zinc production increased 44% and 67%, respectively when compared to 2003, largely due to higher tonnage milled. Copper production increased 13% as ore production from the lower level mining areas increased. As a result of implementing a new mining plan, ore production from the lower gold-copper rich levels accounted for 63% of the ore processed through the mill, up from 55% in 2003.

        Operational improvements and ore body optimization continued throughout 2004, culminating in record quarterly mill throughput of almost 800,000 tons or 8,614 tons per day in the fourth quarter. Fourth quarter revenues also increased in 2004 compared to 2003 due to the same factors which affected full year revenues.

Interest and Sundry Income

        Interest and sundry income consists of interest on cash balances, realized gains on the disposition of available-for-sale securities, and amortization related to gold put option contracts expiring in the year. Interest and sundry income was $0.7 million in 2004 compared to $2.8 million in 2003. The $2.1 million decrease was due almost entirely to decreased gains on the disposition of available for sale securities. Interest on cash balances and charges relating to amortization of gold puts purchased in 1999 remained relatively unchanged over 2003.

Production Costs

        In 2004, production costs decreased 6% to $98 million from $105 million in 2003. The table below presents the components of production costs:

	2004	2003	2002
	(thousands)
Definition Drilling	$723	$511	$437
Stope Development	10,768	11,832	8,625
Mining	20,851	17,263	10,961
Underground Services	32,668	25,836	16,591
Milling	34,466	27,478	20,603
Surface Services	2,480	2,245	1,928
Administration	8,005	6,472	5,368

Minesite production costs	$109,961	$91,637	$64,513
El Coco Royalty	—	12,888	10,764
Accretion expense and reclamation costs	314	519	1,301
Inventory adjustments	(7,436)	(368)	1,071
Hedging losses (gains)	(4,671)	314	(1,680)

Production costs per Consolidated Statement of Income (Loss)	$98,168	$104,990	$75,969

        Minesite production costs increased to $110 million from $92 million in 2003 primarily as a result of the increased tonnage mined and milled in 2004 and the continued strength of the Canadian dollar. The average

C$/US$ exchange rate for 2004 fell to $1.3017 from $1.4018 in 2003 and this deterioration of the US dollar was responsible for $8.1 million of the $18.3 million increase in 2004 minesite production costs. Underground services costs increased due to increased preventative maintenance to underground fixed and mobile equipment resulting from the increased tonnage mined. At the beginning of 2004, two separate industrial accidents claimed the lives of a contract miner and an employee. As a result, the Company conducted a review of safety procedures and made modifications to underground equipment to further ensure the safety of the Company's employees that also contributed to the increased minesite production costs. Increases in the cost of raw materials such as fuel and iron, used in the mining process, and chemicals, used in the milling process, further contributed to the overall increase in minesite production costs.

        The increased mine production costs were offset by a number of factors which helped reduce total production costs. In 2004, Agnico-Eagle did not incur royalty expenditures on production attributable to the El Coco property as this area of the mine was essentially mined out at the end of 2003. At the end of 2004, $7.4 million of minesite production costs were allocated to inventory which was a significant increase from the small inventory adjustments made in 2003. Due to the large increases in production volumes in 2004, zinc and copper concentrate inventories were much higher at the end of 2004 compared to 2003. This inventory adjustment reflects the production costs associated with unsold concentrates at the end of the year. Realized hedging gains also contributed to the reduction in production costs. Hedge gains increased over 2003 due to the continued deterioration of the US dollar. Throughout 2004, the Company was able to benefit from its currency hedges to sell US dollars at a C$/US$ exchange rate of $1.59, well above the average C$/US$ exchange rate of $1.30. These realized hedging gains were somewhat offset by negative mark-to-market adjustments on certain foreign exchange hedges which do not qualify for hedge accounting.

        In 2003, operational difficulties and increased royalty expenses were responsible for the $27 million increase in minesite production costs compared to 2002. The rock fall in the first quarter of 2003 and the production drilling challenges encountered in the third quarter of 2003 caused mining and underground service costs to increase over 2002. Furthermore, of the $27 million increase over 2002, the strengthening Canadian dollar accounted for $10 million.

        In the fourth quarter of 2004, 793,000 tons were milled at LaRonde, which represents a 26% increase over the same quarter of 2003. Fourth quarter gold production was 2% lower than 2003 due to higher than expected dilution on the lower level mining horizons. Total cash costs per ounce in the fourth quarter were $13, a 94% decrease over 2003 and a new quarterly record. Increased byproduct production and increasing byproduct metal prices were the principal factors driving total cash costs per ounce lower in the quarter. Minesite costs per ton in the fourth quarter were C$48 per ton compared to C$54 per ton in the prior year. The improvement in minesite costs per ton was due to the 26% increase in mill throughput compared to the fourth quarter of 2003.

        In 2004, total cash costs to produce an ounce of gold decreased to $56 from $269 in 2003 and $182 in 2002. Total cash costs are comprised of minesite costs reduced by net silver, zinc and copper revenue. Total cash costs per ounce are affected by various factors such as the number of gold ounces produced, operating costs, C$/US$ exchange rates, production royalties and byproduct metal prices. The table below illustrates the variance in total cash costs per ounce attributable to each of these factors. The most significant factors contributing to the decrease in total cash costs per ounce in 2004 were: higher byproduct revenue as a result of increased production and higher byproduct metal prices, elimination of the El Coco royalty and increased gold production. Total cash costs per ounce is not a recognized measure under US GAAP and is described more fully below.

	2004	2003
Total cash costs per ounce (prior year)	$269	$182
Lower (higher) gold production	(35)	19
Stronger Canadian dollar	29	30
Higher (lower) El Coco royalty	(47)	13
Cost associated with increased throughput	39	77
Foreign exchange hedge gains	(18)	—
(Higher) lower byproduct revenue	(181)	(52)

Total cash costs per ounce (current year)	$56	$269

        Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent in this measure by using it in conjunction with the minesite cost per ton measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite cost per ton is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tons processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per ton measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each ton mined, in order to be economically viable the estimated revenue on a per ton basis must be in excess of the minesite cost per ton. Management is aware that this per ton measure is impacted by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        Both of these non-GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. The tables presented below reconcile total cash costs and minesite costs per ton to the figures presented in the financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Costs per ounce

	2004	2003	2002
	(thousands, except as noted)
Production costs per Consolidated Statement of Income (Loss)	$98,168	$104,990	$75,969
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(82,521)	(41,254)	(27,850)
El Coco royalty	—	(12,888)	(10,764)
Accretion expense and other	(493)	(151)	(708)

Cash costs	$15,154	$50,697	$36,647
Gold production (ounces)	271,567	236,653	260,183

Cash costs (per ounce)	$56	$215	$141
El Coco royalty	—	54	41

Total cash costs (per ounce)	$56	$269	$182

Reconciliation of Minesite Costs per ton

	2004	2003	2002
	(thousands, except as noted)
Production costs per Consolidated Statement of Income (Loss)	$98,168	$104,990	$75,969
Adjustments:
Inventory(i) and hedging(ii) adjustments	12,107	54	609
El Coco royalty	—	(12,888)	(10,764)
Accretion expense and other	(314)	(519)	(1,301)

Minesite costs (US$)	$109,961	$91,637	$64,513

Minesite costs (C$)	$142,702	$127,931	$101,289
Tons milled (000's tons)	2,977	2,449	1,963

Minesite costs per ton (C$)	$48	$52	$52

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since minesite costs per ton are calculated on a production basis, this adjustment reflects the portion of costs associated with concentrate production for which revenue has not been recognized in the year.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating minesite costs per ton.

Exploration and Corporate Development Expense

        In 2004, with Goldex and Lapa in the pre-production development stage, the exploration team was able to focus on new opportunities. The exploration team continued to assess properties around the LaRonde Mine. Exploration expenditures on the Cadillac-Bousquet belt were $2.3 million in 2004, up only marginally from $2.2 million in the prior year. In 2003, the majority of the expenditures on the Cadillac-Bousquet belt were dedicated to the Lapa exploration program. In 2004, exploration was conducted on the Ellison property, adjacent to the Bousquet property west of LaRonde. Exploration programs were commenced on the Chibex properties, contiguous to the Lapa property, where testing began for the existence of Lapa style mineralization.

        Agnico-Eagle's portion of exploration expenditures of Contact Diamond decreased in 2004 over 2003 due to decreased exploration activities. In 2004, Contact Diamond's exploration was focused on evaluating the results of a bulk sample completed in 2003 and initial drilling of new targets. In 2003, higher exploration expenditures were the result of Contact Diamond conducting a bulk sample on one of its kimberlite pipes.

        In 2004, the Company purchased a 14% equity stake in Riddarhyttan which owns the Suurikuusikko gold deposit in Finland. Riddarhyttan conducted an extensive drilling program in 2004, which culminated in a new resource calculation in early 2005. The amounts shown in the table below are Agnico-Eagle's portion of Riddarhyttan's losses from the date of acquisition to the end of 2004. Agnico-Eagle considers its equity losses in Riddarhyttan as exploration as the significant majority of these losses are generated from Riddarhyttan's exploration activities. Also in 2004, Agnico-Eagle purchased all of Contact Diamond's gold exploration properties, including a Nevada-based subsidiary which was renamed Agnico-Eagle (USA) Limited. Agnico-Eagle (USA) Limited is currently conducting exploration in proven gold producing areas of Nevada. In 2003 and up to September 30, 2004, exploration expenditures related to United States exploration were recorded as part of Agnico-Eagle's portion of Contact Diamond expenditures.

        Agnico-Eagle's corporate development team remained active in 2004 despite the decrease in expenditures over 2003. The $0.4 million decrease was due to the team utilizing more of the Company's in-house expertise to evaluate opportunities rather than external consultants.

        The table below illustrates the various components of exploration expense.

	2004	2003	2002
Lapa property (net of investment tax credits)	$—	$1,751	$246
Other properties on the Cadillac-Bousquet belt	2,276	465	976
Agnico-Eagle portion of exploration conducted by Contact Diamond	1,784	4,216	2,271
United States exploration	544	—	—
Agnico-Eagle portion of exploration conducted by Riddarhyttan Resources AB	440	—	—
Corporate development expense	764	1,169	273

	$5,808	$7,601	$3,766

        Exploration is only conducted if warranted by drilling results and project economics. Therefore, the 2003 increase in expenses over 2002 reflects the success of the Company's exploration and development efforts. The 2003 gross exploration expenses on the Lapa property were approximately $3.0 million. However, these expenses were reduced by exploration investment tax credits received from the provincial government of Quebec.

        In 2004, the Company issued flow-through shares to take advantage of its large undeducted exploration tax pools. Issuing flow-through shares is common practice in the mining industry for companies with large pools of available tax deductions. Under the terms of the flow-through share agreements, the Company is required to spend the proceeds of the offering on eligible Canadian exploration expenses and renounce the tax deductions associated with those exploration expenses to the initial purchasers of the flow-through shares. Since investors are receiving tax deductions for the exploration expenses incurred by the Company, these flow-through shares typically command a premium to the market price of the Company's stock on the date of issuance. Should the Company fail to spend the proceeds of the flow-through share offering on eligible Canadian exploration expenses, the investors would lose their tax deductions, which would create the potential for shareholder lawsuits and penalties imposed by the Canada Revenue Agency. In its history, the Company has never failed to spend flow-through share proceeds on eligible exploration nor has it ever failed to renounce those exploration expenditures to investors. To comply with flow-through share purchase agreements, the Company must spend $8.1 million on eligible Canadian exploration expenses in 2005 relating to the expenditures renounced effective December 31, 2004.

        In March 2005, the Company entered into an agreement with Penoles to acquire the Pinos Altos project in Chihuahua, Mexico. Under the terms of the agreement, Agnico-Eagle has the option to purchase the Pinos Altos project for $65 million. Agnico-Eagle will conduct an exploration program in order to determine whether to exercise its option. The Company has currently planned an exploration program which contemplates $2.8 million in exploration expenditures in 2005.

General and Administrative Expenses

        General and administrative expenses decreased to $6.9 million in 2004 from $7.1 million in 2003. A number of factors influenced general and administrative expenses in 2004. The strengthening Canadian dollar had a negative impact on general and administrative expenses as most of these expenses are incurred in Canadian dollars. This negative impact was offset by a reduction in financial reporting compliance costs, as much of these activities were brought in-house in 2004, and a reduction in pension expense due to settlements of the Company's Retirement Compensation Arrangement Plans.

Provincial and Federal Capital Taxes

        Provincial capital taxes were $0.4 million in 2004 compared to $1.2 million in 2003. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. The decrease in 2004 was due to a favorable tax re-assessment relating to the 2003 taxation year relating to the calculation of exploration expenditures eligible for tax credits.

        Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes. The decrease in 2004 to $1.0 million from $1.1 million in 2003 represents increases in capitalization throughout the year offset by decreased tax rates. New legislation introduced in 2003 will eliminate federal capital taxes by 2008. These changes are being phased in gradually with rate reductions each year.

Amortization Expense

        Amortization expense was $21.8 million in 2004 compared to $17.5 million in 2003. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. A 22% increase in tons processed was the main reason for the increase. Amortization on a per ton basis was lower than originally anticipated at $7 per ton compared to an initial estimate of $8 per ton. The decrease was a result of recording $2.3 million of amortization in inventory in 2004, reflecting the amortization costs associated with inventoried concentrates.

Interest Expense

        In 2004, interest expense decreased to $8.2 million from $9.2 million in 2003 due to realized gains generated under an interest rate swap. Throughout 2004, the Company received $0.9 million in swap payments such that net interest on the convertible subordinated debentures was $5.6 million. Under the terms of the interest rate swap, fixed rate payments on the convertible subordinated debentures were swapped for variable rate payments. The notional amount under the swap exactly matches the $144 million face value of the debentures and the swap agreement terminates on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, the Company makes interest payments of three-month LIBOR plus a spread of 2.37% and receives fixed interest payments of 4.50%, which completely offsets the interest payments made on the Convertible Debentures. The three-month LIBOR rate was also capped at 3.38% such that total variable interest payments will not exceed 5.75%.

        Of the remaining $2.6 million of interest expense in 2004, $1.4 million relates to cash standby fees and other costs associated with the revolving bank facility, and the remaining $1.2 million represents non-cash amortization of the financing costs associated with the 2012 convertible subordinated debentures and revolving bank facility.

        In December 2004, the Company refinanced its revolving bank facility. The amount available under the new facility is $100 million and the interest rate under the new facility can range from LIBOR plus 1.50% to LIBOR plus 2.25% per annum depending on certain financial ratios. Standby fees on undrawn portions of the new facility can range from 0.5% to 0.875% per annum depending on certain financial ratios. The new facility is fully revolving and any indebtedness under the facility is due at the end of December 2007. With the consent of the lenders, Agnico-Eagle may extend the new facility to the end of December 2010. The new facility is secured by a first charge on substantially all of the property relating to the Company's LaRonde Mine and El Coco property.

Income and Mining Taxes

        In 2004, the effective accounting income tax recovery rate was 6.3% compared to an income tax recovery rate of 8.0% in 2003. Although Agnico-Eagle reported income before income and mining taxes of $46.0 million, tax expense was not recorded due to the utilization of losses carried forward which had previously not been recorded as future taxes. Normally, the benefits of being able to utilize prior year losses against future taxable income would have been recorded as a future tax asset. However, due to the uncertainty surrounding the realization of this and other limited life tax assets at the end of 2003, a full valuation allowance was provided against these tax assets thereby reducing their value in the consolidated financial statements to nil at the end of 2003. The effect of utilizing these previously unrecorded benefits in 2004 reduces the tax expense that would have otherwise been recorded in 2004.

        In 2003, Agnico-Eagle reported a loss before income and mining taxes of $18.1 million but did not record a recovery, and related future tax asset, representing the ability to carry these losses forward to reduce taxes payable in future years. Therefore, the recovery rate in 2003 was 8.0% compared to a statutory tax rate of 38.3%.

Liquidity and Capital Resources

        In 2004, the Company amended its revolving bank facility with a syndicate of international banks. The amended facility provides the Company with a $100 million line of credit on a revolving basis. The facility matures and all indebtedness thereunder is due and payable on December 23, 2007. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for three additional one-year terms to December 23, 2010. The facility limits, among other things, the Company's ability to incur additional indebtendness, pay dividends, make investments or loans, transfer assets or make expenditures that are not consistent with mine plans and operating budgets delivered pursuant to the facility. The facility also requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as security for pension and environmental obligations decrease the amount available under the facility. As at December 31, 2004, net of letters of credit issued, the Company had $89 million of undrawn credit under its revolving bank facility.

        At the end of 2004, the Company's cash and cash equivalents were $33 million compared to $57 million at the end of 2003. In 2004, significant increases in operating and financing cash flows were offset by continued investments in sustaining and project capital at the LaRonde Mine and in the surrounding region as well as the Company's investment in Riddarhyttan. Operating cash flow increased substantially from $4 million in 2003 due primarily to increased production volumes and increased metal prices. These positive impacts were offset by a buildup in non-cash working capital balances and the continued strengthening of the Canadian dollar. Due to the increased production volumes, 2004 ended with large buildups in metals awaiting settlement and concentrate inventories. These buildups are expected to reverse throughout 2005.

        In 2004, the Company used $95 million of cash in investing activities. The largest components of this $95 million were:

  •
  $38 million in capital expenditures at LaRonde;

  •
  $12 million in capital expenditures at Lapa and Goldex;

  •
  $3 million for the purchase of gold properties from Contact Diamond;

  •
  $22 million net investment and acquisition expenditures including $13 million for the Company's equity investment in Riddarhyttan and $9 million for purchases of available-for-sale securities;

  •
  $14 million increase in short-term investments for tax planning purposes; and

  •
  $6 million increase in restricted cash pursuant to a flow-through share private placement.

        In 2004, the Company declared its 25th consecutive annual dividend of $0.03 per share, unchanged from 2003. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition and capital requirements.

        Agnico-Eagle's contractual obligations as at December 31, 2004 are summarized as follows:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(1)	$143.8	$—	$—	$—	$143.8
Capital lease obligations	0.5	0.5	—	—	—
Letter of credit obligations	11.1	—	—	—	11.1
Reclamation obligations(2)	24.6	2.0	2.1	2.1	18.4
Pension obligations(3)	3.4	0.4	0.8	0.8	1.4

	$183.4	$2.9	$2.9	$2.9	$174.7

Notes:

(1)
The Company's convertible subordinated debentures, with an aggregate principal amount of $143.8 million, mature on February 15, 2012. The Company may redeem the debentures on or after February 15, 2006, in cash, or at the option of the Company, by delivering freely tradeable common shares.

(2)
Mining operations are subject to environmental regulations which require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with FAS 143. See Note 5(a) to the audited consolidated financial statements.

(3)
The Company has Retirement Compensation Arrangements ("RCA") with certain executives and a Defined Benefit pension plan for certain former employees. The RCAs provide pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCAs are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

Outlook

        For 2005, the Company expects to continue working toward its strategic objectives using LaRonde as the cornerstone. Agnico-Eagle expects LaRonde to generate strong cash flow again in 2005 as production volumes are expected to remain steady. Metal prices will have a large impact on financial results, and although the Company cannot predict the prices that will be realized in 2005, prices in early 2005 have continued to remain strong.

        In 2005, revenues from mining operations are expected to be largely unchanged. The table below summarizes actual production for 2004 and estimated production in 2005.

	2005 Estimate	2004 Actual
Gold (ounces)	280,000	271,567
Silver (000's ounces)	5,500	5,699
Zinc (000's pounds)	160,000	167,282
Copper (000's pounds)	18,000	22,816

        For 2005, the Company expects total cash costs to be in the range of $135 to $145 per ounce of gold compared to $56 achieved in 2004. Revenue from mining operations and total cash cost estimates are based on gold and byproduct metal price assumptions that are well below current prices and prices realized in 2004. If current metal prices and exchange rates were used, total cash costs would be well below $100 per ounce and revenues from mining operations would increase significantly.

        Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions play an important role in these estimates. As production costs are denominated in Canadian dollars, the C$/US$ exchange rate can also affect the estimate. The table below summarizes the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2005 (production estimates for each metal are shown in the table above).

Gold	$375
Silver	$6.00
Zinc	$0.45
Copper	$1.15
C$/US$ exchange rate	$1.27

        Subsequent to year end, the Company entered into new derivative contracts. Silver put options were purchased with a strike price of $7.00 on approximately one million ounces of silver. Copper calls were written with a strike price of $1.50 on approximately ten million pounds of copper. The Company also entered into a series of derivative transactions to sell zinc forward at $0.57 and a zero-cost collar was entered into to set a minimum price of $0.55 on approximately 49 million pounds of zinc over 2005 and 2006. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $0.67. See note 9 to the consolidated financial statements in Item 18 of this Form 20-F.

        The estimated sensitivity of LaRonde's 2005 estimated total cash costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)
C$/US$	39
Zinc	17
Silver	11
Copper	6

        The Company expects its acquisition of shares of Riddarhyttan will result in an increased amount of exploration expense in 2005. Agnico-Eagle expects to record $10.0 million of exploration expense in the income statement in 2005 which includes $2.4 million in non-cash expenses representing Agnico-Eagle's share of the exploration expenses of Contact Diamond and Riddarhyttan. The anticipated exploration expense also includes $2.8 million of expenditures planned on the Pinos Altos project in 2005. Exploration is success driven and thus these estimates could increase materially on the success of the various exploration programs.

        General and administrative expenses are not expected to increase materially in 2005. In 2005 provincial capital taxes are expected to be between $1.5 and $1.7 million. Federal capital taxes are expected to decrease to $0.8 million in 2005 due to new legislation introduced in 2003 which reduces tax rates every year until 2008 when this tax will be eliminated. Amortization is expected to increase to $9 per ton in 2005 due to a higher capital base and relatively small increase in reserves.

        At current three-month LIBOR rates of approximately 3%, interest expense is expected to increase by $1.2 million in 2005. As a result of the LIBOR rate being capped at 3.38% pursuant to the terms of the interest rate derivative agreements, interest expense is not expected to increase more than $1.7 million in 2005. In 2005, the Company expects to capitalize interest on the Convertible Debentures relating to the construction costs incurred at Lapa. Based on estimated construction expenditures on the Lapa property for 2005, capitalized interest is expected to be between $0.6 and $0.8 million.

        Although the Company is recording the fair value of stock options in income in 2003 and 2004, a new accounting standard requires that fair value accounting be applied to any stock options that were granted or modified since January 1, 1995. The Company is currently evaluating the requirements under the new standard and expects the adoption to have a significant impact on the statement of income (loss) and income (loss) per share, but no impact on financial condition or cash flows.

        In 2005, Agnico-Eagle expects to incur approximately $27 million of capital expenditures at LaRonde, $12 million on the continued construction and underground at the Lapa property and $2 million on completing the Goldex bulk sample program and revising the current feasibility study and mining plan. Capital expenditures could increase significantly at Goldex should construction and development commence in 2005. Agnico-Eagle also expects to incur cash exploration expenditures of $6 million on properties on the Cadillac-Bousquet belt and in the United States and $3 million of exploration expenditures on the Pinos Altos property in Mexico. The Company expects all these expenditures to be completely funded out of operating cash flow.

        If the Company decides to exercise the option to purchase the Pinos Altos property in 2005, the cash portion (up to $39 million) of the $65 million acquisition cost is expected to be funded from cash on hand and operating cash flow. The Company continues to examine other possible acquisitions, which if made, would be with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Outstanding Securities

        The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 22, 2005 were exercised:

Common shares outstanding at March 22, 2005	86,125,231
Convertible Debentures (based on debenture holders' option)	10,267,919
Employee stock options	3,025,100
Warrants	6,900,000

106,318,250

        The Convertible Debentures are convertible into common shares, at the option of the holder, at any time prior to maturity, at a conversion rate of 71.429 common shares per $1,000 principal amount of debentures. The debentures mature on February 15, 2012 but may be redeemed at the option of the Company on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradeable common shares.

        Each warrant entitles the holder to purchase one common share at a price of US$19.00. The warrants expire on November 14, 2007.

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this Operating and Financial Review.

Mining Properties

        The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an ore body is discovered. Further exploration and development to delineate costs of the ore body are capitalized as mine development costs once a feasibility study is successfully completed and proven and probable reserves are established.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred prior to the commencement of commercial production are capitalized. Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc and copper in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Obligations

        Estimated reclamation costs are based on legal, environmental and regulatory requirements. Current accounting standards require the Company to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and to periodically re-evaluate the liability. At the date a reclamation liability is incurred, an amount equal to the present value of the final liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset. In order to calculate the present value of mine reclamation costs, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. Agnico-Eagle periodically reviews these estimates and updates reclamation cost estimates if assumptions change. Material assumptions that are made in deriving these estimates include variables such as mine life and inflation rates.

Future Tax Assets and Liabilities

        The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Under the Company's treasury management system which complies with Statement of Financial Accounting Standard ("FAS") 133 requirements for hedge accounting, unrealized mark-to-market losses on gold put option contracts are originally recorded in equity as a component of accumulated other comprehensive loss. On the contracts' scheduled maturity dates, the realization of losses on these contracts is reflected by removing the accumulated mark-to-market losses from accumulated other comprehensive loss and recording these losses as part of normal income. All the Company's hedging contracts on byproduct production were liquidated in 2003 with a corresponding charge being recorded in income. Effective January 1, 2003, foreign currency hedges also qualified for hedge accounting and as such are now being accounted for in the same manner as the gold puts. Unrealized mark-to-market gains and losses on these hedges are recorded in accumulated other comprehensive loss and realized gains and losses are recorded in income in the same period the hedged transaction affects income, or on the scheduled maturity dates. Prior to 2003, unrealized mark-to-market gains and losses on foreign currency hedges were recorded in income.

        In late 2003, the Company entered into interest rate swap arrangements whereby it swapped its fixed rate payments on the convertible subordinated debentures for variable rate payments. The fair value of the swap is recorded as an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in fair value attributable to the risk being hedged with a corresponding charge to income. In connection with the swap, the Company also entered into an interest rate cap to limit the interest rate charged under the swap to 3.38%. The fair value of the swap is recorded as an asset or a liability with a corresponding charge to income.

Stock-Based Compensation

        In 2003, the Company prospectively adopted FAS 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense.

        The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the life of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recorded as an expense on the date of grant. Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables creates difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

        In December 2004, the Financial Accounting Standards Board ("FASB") enacted FAS 123 — revised 2004 ("FAS 123R"), Share-Based Payment, which replaces FAS 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the statement of income (loss). The accounting provisions of FAS 123R are effective for reporting periods beginning after June 15, 2005.

        Agnico-Eagle is required to adopt FAS 123R in the third quarter of 2005. Although the Company has recorded the fair value of stock options in income in 2003 and 2004, FAS 123R requires that fair value accounting be applied to any stock options that were granted or modified since January 1, 1995. The Company is currently evaluating the requirements under FAS 123R and expects the adoption to have a significant impact on the statement of income (loss) and income per share, but no impact on financial condition or cash flows.

Summarized Quarterly Data

	March 31, 2003		June 30, 2003		September 30, 2003		December 31, 2003		Total 2003
Consolidated Financial Data (thousands of United States dollars, except where noted)
Income and cash flows
LaRonde Division
Revenues from mining operation		$30,112		$30,014		$24,845		$41,849		$126,820
Production costs		24,347		24,581		25,909		30,153		104,990

Gross profit (exclusive of amortization shown below)		$5,765		$5,433		$(1,064)		$11,696		$21,830
Amortization		$4,517		$4,787		$4,471		$3,729		$17,504

Gross profit		$1,248		$646		$(5,535)		$7,967		$4,326

Net income for the period		$(6,237)		$(3,779)		$(11,869)		$2,387		$(19,498)
Net income per share (basic and fully diluted)		$(0.07)		$(0.05)		$(0.14)		$0.03		$(0.23)
Operating cash flow		$612		$(2,823)		$761		$5,703		$4,253
Investing cash flow		$(11,025)		$(18,370)		$(62,542)		$(13,970)		$(105,907)
Financing cash flow		$(1,236)		$1,125		$4,640		$910		$5,439
Weighted average number of common shares outstanding (in thousands)		83,725		83,836		83,954		84,424		83,889
Tons of ore milled		602,633		648,292		570,661		626,994		2,448,580
Head grades:
Gold (ounces per ton)		0.10		0.10		0.10		0.12		0.11
Silver (ounces per ton)		2.44		2.24		1.69		2.22		2.16
Zinc		3.55%		3.14%		2.71%		2.87%		3.10%
Copper		0.45%		0.52%		0.62%		0.66%		0.55%
Recovery rates:
Gold		91.66%		90.62%		91.60%		91.79%		91.41%
Silver		83.80%		80.80%		79.79%		85.80%		82.60%
Zinc		78.20%		77.80%		75.00%		81.60%		78.20%
Copper		79.10%		79.20%		79.90%		82.50%		80.30%
Payable production:
Gold (ounces)		55,005		60,157		51,192		70,299		236,653
Silver (ounces in thousands)		1,036		1,049		648		1,220		3,953
Zinc (pounds in thousands)		27,964		27,080		20,561		24,732		100,337
Copper (pounds in thousands)		3,956		5,015		5,411		5,749		20,131
Realized prices (US$):
Gold (per ounce)		$350		$349		$365		$395		$368
Silver (per ounce)		$4.70		$4.57		$5.04		$5.27		$5.07
Zinc (per pound)		$0.35		$0.35		$0.37		$0.43		$0.38
Copper (per pound)		$0.76		$0.73		$0.80		$0.94		$0.82
Total production costs per gold ounce produced (US$):
Minesite costs (including reclamation provision)		$378		$371		$451		$372		$390
Less: Reclamation provision		(2)		(2)		(2)		(3)		(2)
Net byproduct revenues		(207)		(161)		(140)		(189)		(173)

Cash costs		169		208		309		180		215
El Coco royalty		74		50		59		40		54

Total cash costs(1)		$243		258		$368		$220		$269
Other costs:
Reclamation provision		2		2		2		3		2
Amortization		82		80		87		53		74

Total production costs		$327		$340		$457		$276		$345

Minesite costs per ton milled (C$)(1)	C$	52	C$	48	C$	56	C$	54	C$	52

Note:

(1)
Minesite costs per ton milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004		Total 2004
Consolidated Financial Data (thousands of United States dollars, except where noted)
Income and cash flows
LaRonde Division
Revenues from mining operations		$48,604		$45,664		$47,986		$45,795		$188,049
Production costs		24,141		25,680		26,172		22,175		98,168

Gross profit (exclusive of amortization shown below)		$24,463		$19,984		$21,814		$23,620		$89,881
Amortization		5,582		5,859		5,861		4,461		21,763

Gross profit		$18,881		$14,125		$15,953		$19,159		$68,118

Net income (loss) for the period		$12,909		$8,805		$10,556		$15,609		$47,879
Net income (loss) per share (basic and fully diluted)		$0.15		$0.11		$0.12		$0.18		$0.56
Operating cash flow		$6,219		$14,901		$16,683		$11,722		$49,525
Investing cash flow		$41,501		$(23,493)		$(84,020)		$(28,820)		$(94,832)
Financing cash flow		$(1,068)		$1,552		$18,540		$2,149		$21,173
Weighted average number of common shares outstanding (in thousands)		84,525		84,648		84,791		85,989		85,157
Tons of ore milled		689,176		753,724		741,483		792,542		2,976,925
Head grades:
Gold (ounces per ton)		0.11		0.09		0.10		0.10		0.10
Silver (ounces per ton)		2.30		2.26		2.70		2.57		2.51
Zinc		3.90%		3.80%		4.53%		4.00%		4.03%
Copper		0.55%		0.54%		0.54%		0.52%		0.54%
Recovery rates:
Gold		92.19%		91.69%		92.09%		90.39%		91.49%
Silver		84.93%		85.88%		88.10%		86.20%		86.50%
Zinc		8181%		83.37%		84.70%		82.00%		83.50%
Copper		79.94%		78.99%		78.10%		79.30%		78.90%
Payable production:
Gold (ounces)		70,188		65,233		67,237		68,909		271,567
Silver (ounces in thousands)		1,128		1,558		1,501		1,512		5,699
Zinc (pounds in thousands)		36,647		37,483		48,349		44,803		167,282
Copper (pounds in thousands)		5,840		5,075		5,814		6,087		22,816
Realized prices (US$):
Gold (per ounce)		$412		$393		$409		$438		$418
Silver (per ounce)		$6.72		$6.22		$6.45		$7.32		$6.84
Zinc (per pound)		$0.47		$0.47		$0.44		$0.55		$0.47
Copper (per pound)		$1.25		$1.26		$1.29		$1.39		$1.34
Total production costs per gold ounce produced (US$):
Minesite costs (including reclamation provision)		$358		$394		$440		$448		$406
Less: Reclamation provision		(2)		(2)		(5)		2		(1)
Hedging gains		(14)		(15)		(24)		(17)		(17)
Net byproduct revenues		(264)		(300)		(334)		(420)		(332)

Total cash costs(1)		$78		$77		$77		$13		$56
Other costs:
Reclamation provision		2		2		2		(2)		1
Amortization		80		90		87		65		80

Total production costs		$160		$169		$166		$76		$137

Minesite costs per ton milled (C$)(1)	C$	48	C$	47	C$	50	C$	48	C$	48

Note:

(1)
Minesite costs per ton milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

Five Year Financial and Operating Summary

	2004		2003		2002		2001		2000
Financial Data (thousands of United States dollars, except where noted)
Revenues from mining operations		$188,049		$126,820		$108,027		$96,043		$63,676
Interest and sundry income		655		2,775		1,943		5,752		2,145

		188,704		129,595		109,970		101,795		65,821
Costs and expenses		142,671		147,708		105,359		104,651		76,595

Income (loss) before income taxes		46,033		(18,113)		4,611		(2,856)		(10,774)
Income and mining taxes expense (recovery)		(1,846)		358		588		2,862		(3,906)

Income (loss) before cumulative catch-up adjustment		47,879		(17,755)		4,023		(5,718)		(6,868)
Cumulative catch-up adjustment relating to FAS 143		—		(1,743)		—		—		—

Net income (loss)		$47,879		$(19,498)		$4,023		$(5,718)		$(6,868)

Net income (loss) per share		$0.56		$(0.23)		$0.06		$(0.09)		$(0.12)
Operating cash flow		$49,525		$4,253		$13,112		$(4,179)		$2,587
Investing cash flow		$(94,832)		$(105,907)		$(66,609)		$(36,556)		$(69,686)
Financing cash flow		$21,173		$5,439		$185,325		$48,567		$58,371
Dividends declared per share		$0.03		$0.03		$0.03		$0.02		$0.02
Capital expenditures		$53,318		$42,038		$64,836		$36,278		$69,640
Average gold price per ounce realized		$418		$368		$312		$273		$278
Average exchange rate — US$ per C$		$0.7682		$0.7137		$0.6368		$0.6458		$0.6723
Weighted average number of common shares outstanding (in thousands)		85,157		83,889		70,821		61,334		54,447
Working capital (including undrawn credit lines)		$266,305		$240,613		$285,142		$135,908		$49,733
Total assets		$718,164		$637,101		$593,807		$393,464		$64,333
Long-term debt		$141,495		$143,750		$143,750		$151,081		$186,261
Shareholders' equity		$470,226		$400,723		$397,693		$198,426		$118,585
Operating Summary (thousands of United States dollars, except where noted)
LaRonde Division
Revenues from mining operations		$188,049		$126,820		$108,027		$96,043		$63,676
Production costs		98,168		104,990		75,969		67,009		49,997

Gross profit (exclusive of amortization shown below)		$89,881		$21,830		$32,058		$29,034		$13,679
Amortization		21,763		17,504		12,998		12,658		9,220

Gross profit		$68,118		4,326		19,060		16,376		4,459

Tons of ore milled		2,976,925		2,448,580		1,963,129		1,805,249		1,415,888
Gold — ounces per ton		0.10		0.11		0.14		0.15		0.14
Gold production — ounces		271,567		236,653		260,184		234,860		173,852
Silver production — ounces (in thousands)		5,699		3,953		3,084		2,524		1,128
Zinc production — pounds (in thousands)		167,282		100,337		108,060		126,275		50,681
Copper production — pounds (in thousands)		22,816		20,131		8,927		4,097		4,943
Total production costs per gold ounce produced (US$):
Minesite costs (including reclamation provision)		$406		$390		$253		$257		$294
Less:
Reclamation provision		(1)		(2)		(5)		(5)		(3)
Hedging gains		(17)		—		—		—		—
Net byproduct revenues		(332)		(173)		(107)		(120)		(103)

Cash costs		56		215		141		132		188
El Coco royalty		—		54		41		23		—

Total cash costs		$56		$269		$182		$155		$188
Other costs:
Reclamation provision		1		2		5		5		3
Amortization		80		74		50		45		33

Total production costs		$137		$345		$237		$205		$224

Minesite costs per ton milled (C$)	C$	48	C$	52	C$	52	C$	52	C$	54

Gold reserves and resources:
Total Proven and Probable Reserves (thousands, ounces of gold)		7,903		7,864		4,022		3,267		3,256

Agnico-Eagle Mineral Reserve Data

Category and Zone	Au (oz/t)	Ag (oz/t)	Cu (%)	Zn (%)	Au (000's oz.)	Tons (000's)
Proven Mineral Reserve:
LaRonde I	0.09	2.65	0.43	4.46	590	6,493

Subtotal Proven Mineral Reserve	0.09				590	6,493

Probable Mineral Reserve:
LaRonde I	0.08	2.34	0.31	4.02	1,257	14,907
LaRonde II	0.17	0.58	0.33	0.83	3,258	19,312
Lapa	0.26				1,168	4,509
Goldex	0.07				1,627	22,148
Bousquet	0.06				3	57

Subtotal Probable Mineral Reserve	0.12				7,313	60,933

Total Proven and Probable Mineral Reserves	0.12				7,903	67,426

Agnico-Eagle Mineral Resource Data

Category and Zone	Au (oz/t)	Ag (oz/t)	Cu (%)	Zn (%)	Tons (000's)
Indicated Mineral Resource:
LaRonde I	0.07	0.98	0.17	2.35	1,992
LaRonde II	0.08	0.64	0.30	1.00	1,980
Goldex	0.07				924
Lapa	0.16				832
Bousquet	0.18				1,984
Ellison	0.17				273

Total Indicated Mineral Resource	0.11				7,985

Category and Zone
Inferred Mineral Resource:
LaRonde II	0.19	0.80	0.32	2.11	10,831
Bousquet	0.22				1,994
Goldex	0.05				3,548
Lapa	0.22				1,884
Ellison	0.19				1,064

Total Inferred Mineral Resource	0.17				19,321

Scientific and Technical Data

        Agnico-Eagle Mines Limited reports mineral resource and reserve estimates in accordance with the CIM Guidelines. The effective date of each estimate is December 31, 2004. More recent information on exploration, mining, processing, metallurgy and other economic factors have also been used. Reserve estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the Securities and Exchange Commission's ("SEC") Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for the December 31, 2004 reserve and resource estimate were $360 per ounce gold, $5.42 per ounce silver, $0.41 per pound zinc, $0.95 per pound copper and a C$/US$ exchange rate of 1.42. There are no known relevant issues that would materially affect the estimates. No independent verification of the data has been published. Tonnage amounts and contained metal amounts presented in the tables have been rounded to the nearest thousand.

        National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. See "Item 4. Information on the Company — Property, Plant and Equipment — Mineral Reserve and Mineral Resource" which sets out the definitions of these terms. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

LaRonde Mine

        A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde exploration information disclosed herein. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2005 LaRonde Mineral Resource and Mineral Reserve Estimate, Agnico-Eagle Mines Limited, LaRonde Division, filed on SEDAR. The qualified person responsible for the LaRonde mineral reserve and resource estimate is Guy Gosselin, P.Eng, P.Geo., LaRonde Division's Chief Geologist. A description of the operating and capital cost assumptions, parameters and methods used to estimate mineral reserves and mineral resources can be found in the 2005 LaRonde Mineral Resource and Mineral Reserve Estimate.

LaRonde II Project

        The qualified person responsible for the LaRonde II pre-feasibility study is Carol Plummer, P.Eng., Project Manager for LaRonde II. The qualified person responsible for the Lapa and Goldex pre-feasibility studies is Rosaire Émond P.Eng., Regional Division's Senior Mining Engineer.

Lapa Project

        The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Christian D'Amours, P.Geo., of Service Conseil Géopointcom. In estimating the Lapa resource and reserve, a minimum gold grade cut-off of 0.15 and 0.19 oz/ton, respectively was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.2 ft. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

Goldex Project

        The Goldex mineral reserve and resource estimate was supervised by Marc H. Legault, P.Eng., Manager Project Evaluations of Agnico-Eagle. A qualified person, Carl Pelletier, P.Geo., of Innovexplo Geological Services, supervised the preparation of and verified the scientific and technical information regarding the Goldex project including sampling, analytical and test data underlying the mineral reserve and resource estimate. A qualified person, R. Mohan Srivastava, P.Geo., of Froidevaux, Srivastava & Schofield Consultants, was responsible for the mineral estimate process at Goldex.

        The minimum gold grade cut-off used to evaluate drill intercepts at Goldex was 0.04 oz/ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade.

Bousquet and Ellison Properties

        The qualified person responsible for the Bousquet and Ellison mineral reserve and resource estimates is Normand Bédard P.Geo., Regional Division's Senior Geologist. In estimating the Bousquet and Ellison mineral resource and reserve, a minimum gold grade cut-off of 0.09 oz/ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 ft. The estimate was derived using a combination of three dimensional block modeling (grades were interpolated using the inverse distance power squared method) for certain zones and for other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM Guidelines. This information is of a good quality and is considered reliable.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The information under "Election of Directors" on pages 3 to 6 of Exhibit 15.01 to this Form 20-F is incorporated herein by reference.

        The by-laws of the Company provide that directors shall hold office for a term expiring at the next annual meeting of shareholders after such directors' election or appointment or until their successors are elected or appointed. The Board of Directors annually appoints the officers of the Company, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary). For information relating to employment agreements between the Company and certain of its senior officers, see "Compensation of Officers — Employment Contracts /Termination Arrangements" on page 15 of Exhibit 15.01 to this Form 20-F.

        The following is a brief biography of each of Agnico-Eagle's directors and senior officers:

        Leanne M. Baker, 52, is a director of Agnico-Eagle. Dr. Baker currently acts as a consultant to companies in the mining and financial services industries, and recently joined Investor Resources Limited (IRL) as Managing Director, North America. IRL provides client services for capital raising and financial structuring; acquisitions, joint ventures and divestitures, and project assessment and improvement, almost exclusively in the resources industry. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of New Sleeper Gold Corporation, a mining exploration company traded on the TSX Venture Exchange. Dr. Baker resides in Tiburon, California.

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

        Sean Boyd, C.A., 46, is the President and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Executive Officer in 1998, Mr. Boyd served as Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary-Treasurer during a portion of 1990, and Comptroller from 1985 to 1990 and prior to that was a chartered accountant with Clarkson Gordon. Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also Vice-Chairman and Chief Executive Officer of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 44.2% interest. Mr. Boyd is also a director of Golden Goliath Resources Ltd., a junior exploration company, and a director of the Mining Association of Canada. Mr. Boyd resides in Newmarket, Ontario.

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

        Mel Leiderman, C.A., TEP, 53, is a director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). Mr. Leiderman has been a director since January 1, 2003. Mr. Leiderman resides in Toronto, Ontario.

        James D. Nasso, 71, is Chairman of the Board of Directors and a director of Agnico-Eagle. Mr. Nasso, now retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for the past 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of

Agnico-Eagle since June 27, 1986. Mr. Nasso is also a director and Chairman of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 44.2% interest. Mr. Nasso resides in Toronto, Ontario.

        Eberhard Scherkus, P.Eng., 52, is Executive Vice-President and Chief Operating Officer and a director of Agnico-Eagle. Mr. Scherkus has been a director of the Company since January 17, 2005 and has been Executive Vice-President and Chief Operating Officer since February 6, 1998. Prior to his appointment as Executive Vice-President and Chief Operating Officer, Mr. Scherkus served as Vice-President, Operations from September 19, 1996 and prior to that as a manager of the Company's LaRonde Division. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus also serves as director of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 44.2% interest, and Riddarhyttan Resources AB, a Stockholm Stock Exchange listed company in which Agnico-Eagle holds a 13.8% interest. Mr. Scherkus resides in Oakville, Ontario.

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

        Alain Blackburn, P.Eng., 48, is Vice-President, Exploration of Agnico-Eagle, a position he has held since October 1, 2002. Prior to his appointment as Vice-President, Exploration, Mr. Blackburn served as Manager, Corporate Development of Agnico-Eagle from January 1999 and as Agnico-Eagle's Exploration Manager from September 1996 to January 1999. Mr. Blackburn is a graduate of Université du Québec de Chicoutimi (P.Eng.) and Université du Québec en Abitibi-Temiscamingue (M.Sc.). Mr. Blackburn also serves as a director of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 44.2% interest and Riddarhyttan Resources AB, a Stockholm Stock Exchange listed company in which Agnico-Eagle holds a 13.8% interest. Mr. Blackburn resides in Oakville, Ontario.

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

Compensation of Directors and Officers

        The information set forth under the caption "Compensation and other Information" starting on page 8 of Exhibit 15.01 to this Form 20-F (excluding the sections entitled "Composition of Compensation Committee", "Report on Executive Compensation" and "Performance Graph" contained therein) is incorporated herein by reference.

Board Practices

        See "Election of Directors" on pages 3 to 6 of Exhibit 15.01 to this Form 20-F, "Compensation and other Information — Compensation of Directors" on pages 15 to 16 of Exhibit 15.01 to this Form 20-F and "Statement of Corporate Governance Practices" starting on page D-1 of Exhibit 15.01 to this Form 20-F.

Employees

        As of February 28, 2005, the LaRonde Division employed 585 persons. The employees are not unionized. As of February 28, 2005, the Executive Office, Exploration Division and Regional Development Division employed 16, 8 and 31 persons, respectively.

        The number of employees employed by the Company at the end of 2004, 2003, 2002 and 2001 were 610, 549, 457, and 397, respectively.

Share Ownership

        As of February 28, 2005, officers and directors as a group (11 persons) beneficially owned or controlled (excluding options to purchase 1,674,900 common shares, of which 1,134,900 are currently exercisable and 540,000 are currently unexercisable) an aggregate of 219,353 common shares or about 0.25% of the 86,125,231 issued and outstanding common shares. See also "Compensation and other Information — Compensation of Officers" on pages 11 to 12 of Exhibit 15.01 to this Form 20-F.

Security Ownership of Directors and Executive Officers

        See "Election of Directors" on pages 3 to 6 of Exhibit 15.01 to this Form 20-F, "Compensation and other Information — Compensation of Officers" on pages 11 to 12 Exhibit 15.01 to this Form 20-F.

        The following table sets forth certain information concerning the direct and beneficial ownership as at February 28, 2005 by each director and executive officer of the Company of common shares of the Company and options to purchase common shares of the Company. Unless otherwise noted, exercise prices are in Canadian dollars.

Beneficial Owner	Share Ownership(1)		Total Common Shares under Option(2)	Common Shares under Option	Exercise Price	Expiry Date
Leanne M. Baker Director	3,500		25,500	18,000 7,500	C$21.84/US$14.06 C$16.89/US$13.72	12/18/2007 12/13/2009
Douglas R. Beaumont Director	5,976		44,500	12,000 25,000 7,500	8.25 10.40 16.89	3/6/2008 1/5/2010 12/13/2009
Sean Boyd Director, President and Chief Executive Officer	94,162		539,900	225,000 90,000 125,000 79,900 20,000	15.93 16.69 16.89 10.40 9.20	1/10/2007 1/12/2009 12/13/2009 1/5/2010 1/3/2011
Bernard Kraft Director	5,976		42,500	10,000 7,500 25,000	11.40 16.89 10.40	9/29/2009 12/13/2009 1/5/2010
Mel Leiderman Director	2,000		25,500	18,000 7,500	21.84 16.89	12/18/2007 12/13/2009
James Nasso Director and Chairman of the Board	17,751		32,500	25,000 7,500	10.40 16.89	1/5/2010 12/13/2009
Ernest Sheriff Director	10,967	(3)	50,500	18,000 10,000 7,500 15,000	24.87 11.40 16.89 10.40	3/29/2006 9/29/2009 12/13/2009 1/5/2010

Eberhard Scherkus Director, Executive Vice-President and Chief Operating Officer	49,303	413,000	135,000 70,000 100,000 108,000	15.93 16.69 16.89 10.40	1/10/2007 1/12/2009 12/13/2009 1/5/2010
David Garofalo Vice-President, Finance and Chief Financial Officer	22,834	208,000	75,000 50,000 70,000 13,000	15.93 16.69 16.89 10.40	1/10/2007 1/12/2009 12/13/2009 1/5/2010
Donald G. Allan Vice-President, Corporate Development	3,287	130,000	50,000 40,000 40,000	21.82 16.89 16.69	5/6/2007 12/13/2009 1/12/2009
Alain Blackburn Vice-President, Exploration	3,588	173,000	25,000 25,000 25,000 4,000 50,000 4,000 40,000	18.75 15.93 21.84 6.55 16.69 10.40 16.89	12/6/2006 1/10/2007 12/18/2007 1/4/2009 1/12/2009 1/5/2010 12/13/2009

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited (collectively, "Fidelity") have filed reports with securities regulators stating that they collectively have control over 9,067,516 common shares of the Company 10.4% and that FMR Corp. may be deemed a joint actor with each of the above entities as certain officers of FMR Corp. are trustees of certain of such entities. To the knowledge of the directors and senior officers of the Company, as of February 28, 2005, no other person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company. Fidelity does not exercise different voting rights than other holders of the Company's common shares.

        As of February 28, 2005, there were: (i) 4,522 holders of record of Agnico-Eagle's 86,100,481 outstanding common shares, of which 3,884 holders of record were in the United States and held 39,470,141 common shares or about 41.33% of the outstanding common shares, (ii) three holders of record of Agnico-Eagle's 6,900,000 outstanding Warrants, of which two holders of record were in the United States and held 4,423,500 Warrants or about 64.11% of the outstanding Warrants, and (iii) two holders of record of Agnico-Eagle's Convertible Debentures neither of whom was in the United States.

        The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To the best knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

Related Party Transactions

        The information set forth under the captions "Indebtedness of Directors, Executive Officers, and Senior Officers" on page 16 of Exhibit 15.01 to this Form 20-F is incorporated herein by reference.

        For the years ended December 31, of 2001 and 2002, the Company loaned C$4,271,708 and C$4,034,406 to Contact Diamond to fund ongoing exploration and operating activity. For the years ended December 31, 2003 and 2004 and the period from January 1, 2005 to March 22, 2005, Contact Diamond repaid C$329,915, nil and nil, respectively, to the Company. The largest amount outstanding under this loan was C$24,438,565 in 2001, C$25,640,785 in 2002, C$5,307,643 in 2003, C$3,902,111 in 2004 and C$3,902,111 for the period from January 1, 2005 to March 22, 2005. The total indebtedness of Contact Diamond to the Company at March 22, 2005 is C$3,901,809, including accrued interest to March 22, 2005 of nil. The loan is repayable on demand. The rate of interest on the loan is 8% per annum. The Company waived the interest on this loan commencing May 13, 2002 and has no intention of charging any interest or demanding repayment until Contact Diamond has the ability to repay. The book value of the loan on the Company's consolidated financial statements was C$3,638,948 at December 31, 2004.

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

        The Company provides Contact Diamond with all of its executives, employees and administrative support (other than Contact Diamond's recently appointed President and Chief Operating Officer and Vice-President, Exploration) at no cost to Contact Diamond. Of the nine current directors of Contact Diamond, three are also directors of the Company (including two officers of the Company who are also directors of the Company), one is an officer of the Company and four of the remaining current directors of Contact Diamond are former directors of the Company.

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

ITEM 9.    THE OFFER AND LISTING

Market and Listing Details

        Agnico-Eagle's common shares are listed and traded in Canada on the TSX and in the United States on the New York Stock Exchange (the "NYSE"). Agnico-Eagle's Convertible Debentures trade on the TSX under the symbol "AGE.DB.U". The Company's Warrants trade on the TSX and the Nasdaq National Market (the "Nasdaq").

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for each of the five fiscal years ended December 31, 2004 and for each quarter during the two fiscal years ended December 31, 2004.

	TSX (C$)			NYSE (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2000	11.75	7.30	78,171	7.94	4.88	104,811
2001	18.50	7.97	184,068	11.75	5.21	244,817
2002	27.59	15.65	420,820	17.98	9.83	740,528
2003	24.94	13.40	558,512	16.47	9.72	986,285
2004	19.95	15.50	382,875	16.73	11.96	730,352
2003
First Quarter	24.94	16.42	539,986	16.47	11.11	990,498
Second Quarter	16.89	14.14	582,544	12.51	9.72	897,052
Third Quarter	20.77	14.60	567,081	14.90	10.32	903,395
Fourth Quarter	18.56	13.40	544,436	14.20	10.11	1,152,995
2004
First Quarter	19.76	15.50	490,874	15.07	11.96	1,028,974
Second Quarter	19.80	15.86	384,843	15.07	11.47	679,561
Third Quarter	19.30	16.45	257,437	14.68	12.47	482,805
Fourth Quarter	19.95	16.40	398,346	16.73	13.16	730,069

        The following table sets forth the high and low sale prices for the Company's common shares on the TSX and the NYSE for the last 12 months.

	TSX (C$)			NYSE (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2004
March	19.76	18.01	450,154	15.07	13.33	950,568
April	19.80	15.94	387,002	15.07	11.66	831,919
May	19.15	15.86	268,452	14.08	11.47	719,445
June	19.25	17.36	164,575	14.13	12.67	489,219
July	19.30	17.05	187,132	14.68	12.76	451,910
August	18.07	16.45	325,043	13.89	12.47	553,873
September	18.18	16.49	260,136	14.36	12.68	439,248
October	19.35	16.97	351,908	15.87	13.51	671,262
November	19.95	17.60	388,028	16.73	14.33	774,414
December	18.80	16.40	453,382	15.88	13.16	743,873
2005
January	16.40	15.35	324,590	13.64	12.64	532,525
February	18.30	14.95	384,500	14.72	11.97	804,437

        On March 22, 2005, the closing price of the common shares was C$17.39 on the TSX and $14.44 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

        The following table sets forth the high and low sale prices for the Warrants on the TSX and Nasdaq since trading began on November 14, 2002 and November 7, 2002 respectively ("Trading Start") and for each quarter during the two fiscal years ended December 31, 2004. The Warrants trade in US dollars on both the TSX and the Nasdaq.

	TSX (US$)			Nasdaq (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2002 (from Trading Start)	5.55	2.85	93,921	5.50	3.10	22,183
2003	5.80	2.11	19,022	5.96	2.20	17,888
2004	4.00	2.50	16,608	3.99	2.50	13,729
2003
First Quarter	5.80	3.18	30,878	5.96	3.39	16,983
Second Quarter	3.50	2.70	22,921	3.70	2.64	14,700
Third Quarter	4.59	2.40	4,802	4.60	2.40	12,098
Fourth Quarter	3.80	2.11	15,579	3.95	2.20	27,214
2004
First Quarter	4.00	2.55	17,229	4.00	2.94	17,138
Second Quarter	3.98	2.50	25,872	4.00	2.50	6,704
Third Quarter	3.36	2.60	44,650	3.38	2.45	24,400
Fourth Quarter	4.00	2.55	35,713	3.94	2.50	7,265

        The following table sets forth the high and low sales prices for the Warrants on the TSX and the Nasdaq for the last 12 months.

	TSX (US$)			Nasdaq (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2004
March	4.00	3.40	4,193	3.63	2.73	32,368
April	3.98	2.88	1,933	4.00	2.61	10,345
May	3.27	2.50	4,968	3.25	2.42	5,906
June	3.25	2.80	4,875	3.27	2.53	3,750
July	3.36	2.65	5,250	3.28	2.50	3,658
August	3.04	2.60	2,900	3.16	2.45	4,717
September	3.15	2.85	14,296	3.18	2.65	57,911
October	3.61	2.95	4,257	3.68	2.60	6,259
November	4.00	3.50	1,341	4.00	3.20	5,385
December	3.80	2.55	4,887	3.85	2.50	6,850
2005
January	2.67	2.25	5,694	2.88	2.26	13,460
February	2.88	2.00	1,958	2.89	1.90	10,953

        On March 22, 2005, the closing price of the Warrants was $2.95 on the TSX and $2.90 on the Nasdaq. The registrar and transfer agent for the Warrants is Computershare Trust Company of Canada, Toronto, Ontario.

        The following table sets forth the high and low sales price for the Convertible Debentures, which commenced trading on February 15, 2002, on the TSX for each of the three fiscal years ended December 31,

2004 and for each quarter during the two fiscal years ended December 31, 2004. The Convertible Debentures trade on the TSX in US dollars.

	TSX (US$)
	High	Low	Average Daily Volume
2002 (from February 15)	142.00	95.30	228,997
2003	133.00	100.50	150,884
2004	129.95	105.02	696,138
2003
First Quarter	133.00	107.00	247,711
Second Quarter	114.00	102.00	123,191
Third Quarter	125.00	106.00	106,268
Fourth Quarter	120.00	100.50	120,225
2004
First Quarter	129.95	105.02	877,620
Second Quarter	121.00	109.00	742,875
Third Quarter	118.00	111.00	324,667
Fourth Quarter	127.00	112.00	746,212

        The following table sets forth the high and low sales price for the Convertible Debentures for the past nine months.

	TSX (US$)
	High	Low	Average Daily Volume
2004
March	129.95	113.10	124,133
April	121.00	110.00	46,031
May	119.00	109.00	10,278
June	119.00	110.15	87,333
July	118.00	115.00	168.00
August	115.00	111.00	40,071
September	116.00	112.00	29,909
October	122.99	114.00	86,111
November	127.00	116.15	57,278
December	120.00	112.00	78,133
2005
January	116.10	108.90	48,071
February	116.10	107.50	197,125

        On March 22, 2005, the closing price of the Convertible Debentures was $113.25 on the TSX. The registrar and transfer agent for the Convertible Debentures is Computershare Trust Company of Canada, Toronto, Ontario.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Articles of Amendment

        The Company's articles of incorporation do not place any restrictions on the Company's objects and purposes. For more information see the Articles of Amendment incorporated by reference as an exhibit to this Form 20-F.

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

Retirement of Directors

        Under the Company's retirement policy, directors elected or appointed before April 14, 1998 are required to retire at the age of 75 and directors elected or appointed on or after April 14, 1998 are required to retire at the age of 70.

Directors' Share Ownership

        As of March 17, 2004, directors, other than Mr. Boyd, are required to own the equivalent of at least three years of their annual retainer fee in the Company's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in the Company's incentive share purchase plan.

Meetings of Shareholders

        The OBCA requires the Company to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders' meeting at any time. In addition, in accordance with the OBCA, the holders of not less than 5% of the Company's shares carrying the right to vote at a meeting sought to be held may requisition our directors to call a special shareholders' meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of any annual or special shareholders' meeting. These materials also are filed with Canadian securities regulatory authorities and the SEC. The Company's by-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 10% of the Company's issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and special shareholders' meetings.

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

Shareholder Rights Plan

        On April 22, 1999, the Board of Directors of the Company adopted a shareholder rights plan (the "Plan") to replace the original shareholder rights plan dated May 10, 1989, to take effect at the close of business on May 10, 1999 (the "Record Date"), subject to shareholder approval, confirmation and ratification, which was received on June 25, 1999. The Company's shareholders reconfirmed the Plan on June 21, 2002. The rights issued under the Plan will expire (the "Expiration Time") at the close of the Company's annual meeting in 2009, unless earlier redeemed or exchanged by the Company and subject to shareholder re-ratification of the Plan by the shareholders at the Company's annual meeting to be held in 2005.

        Pursuant to the Plan, the Board declared a distribution of one right (a "Right") for each outstanding common share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each common share (including the common shares offered hereby) issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the common shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the earlier of the first public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Plan, or when a Permitted Bid (described below) or competing Permitted Bid ceases to qualify as such.

        In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 75 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

Disclosure of Share Ownership

        The Securities Act (Ontario) provides that a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 10 days after the end of the month in which the acquisition or transfer takes place.

        The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

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

Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in "— Taxation" below.

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

Canadian Federal Income Tax Considerations

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

United States Federal Income Tax Considerations

        The following is a brief summary of some of the principal U.S. federal income tax consequences to a holder of common shares of the Company, who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Internal Revenue Code of 1986, as amended (the "Code"') and the Treaty, is at all relevant times a U.S Stockholder (as defined below), is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.

        As used herein, the term "U.S. Stockholder" means a holder of common shares of the Company who (for United States federal income tax purposes): (a) is a citizen or resident of the United States; (b) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof; (c) is an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) is a trust subject to both the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to substantial trust decisions.

        Special rules, which are not discussed below, may apply to a U.S. Stockholder that is an insurer that carries on business in Canada and elsewhere. Limited liability companies (LLCs) do not qualify as resident in the United States for purposes of the Treaty.

        These summaries do not describe United States federal estate and gift tax considerations, nor do they describe regional, state and local tax considerations within the United States. The following summaries do not purport to be a comprehensive description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the common shares. In particular, these summaries only deal with a holder who will hold the common shares as a capital asset and who does not own, directly or indirectly, 10% or more of our voting shares or of any of our direct or indirect subsidiaries. This summary does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances, including but not limited to application of alternative minimum tax or rules applicable to taxpayers in special circumstances. Special rules may apply, for instance, to tax-exempt entities, banks, insurance companies, S corporations, dealers in securities or currencies, persons who will hold common shares as a position in a "straddle", hedge, constructive sale, or "conversion transaction" for U.S. tax purposes, persons who have a "functional currency" other than the U.S. dollar, or persons subject to U.S. taxation as expatriates. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes.

        This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Stockholder and no representation is made with respect to the U.S. income tax consequences to any particular person. Accordingly, U.S. Stockholders are advised to consult their own tax advisors with respect to their particular circumstances.

Dividends

        For United States federal income tax purposes, the gross amount of all distributions, if any, paid with respect to the common shares out of current or accumulated earnings and profits ("E&P") to a U.S. Stockholder generally will be treated as foreign source dividend income to such holder, even though the U.S. Stockholder generally receives only 85% of that amount (after giving effect to the Canadian withholding tax as reduced by the Treaty). United States corporations that hold the common shares generally will not be entitled to the dividends received deduction that applies to dividends received from United States corporations. To the extent a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the U.S. Stockholder's adjusted basis and then as gain from the sale of a capital asset.

        In the case of a U.S. Stockholder that is an individual, estate or trust, gains from the sale of a capital asset held for longer than twelve months are taxable at a maximum federal income tax rate of 15%, while gains from the sale of a capital asset that does not meet such holding period are taxable at the rates applicable to ordinary income. Dividends paid prior to 2009 to a U.S. Stockholder that is an individual, estate or trust generally are also subject to the 15% maximum rate. Special rules may apply, however, to cause such dividends to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rates are not available with respect to a dividend on shares where the U.S. Stockholder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. In addition, the reduced tax rates are not available with respect to dividends received from a foreign corporation that was a foreign investment company, a passive foreign investment company, or a foreign personal holding company in either the taxable year of the distribution or the preceding taxable year. The reduced tax rates generally are available only with respect to dividends received from U.S. corporations, and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradeable on an established securities market in the United States. Many other complex and special rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. Moreover, the applicability of the reduced tax rate on dividends received from non-U.S. corporations is subject to change. The United States tax authorities have announced their intention to promulgate rules that would permit U.S. Stockholders to rely on certifications from issuers to establish the applicability of the reduced dividend tax rate. U.S. Stockholders are advised to consult their own tax advisors.

        For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars will be the United States dollar value of the Canadian dollar at the exchange rate in effect on the date of receipt, whether or not the Canadian dollar is converted into United States dollars at that time. Gain or loss recognized by a U.S. Stockholder on a sale or exchange of Canadian dollar will be United States source ordinary income or loss.

        The withholding tax imposed by Canada generally is a creditable foreign tax for United States federal income tax purposes. Therefore, the U.S. Stockholder generally will be entitled to include the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the holder does not elect to use the foreign tax credit provisions of the Code. The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. Investors should consult their tax advisors regarding the availability of the foreign tax credit.

Capital Gains

        Subject to the discussion below under the heading "— Passive Foreign Investment Company Considerations", gain or loss recognized by a U.S. Stockholder on the sale or other disposition of the common shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Stockholder's adjusted basis in the common shares and the amount realized upon its disposition.

        Gain on the sale of common shares held for more than one year by a U.S. Stockholder that is an individual, estate or trust will be taxable at a maximum rate of 15%. A reduced rate does not apply to capital gains realized by a U.S. Stockholder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income.

        Capital gain or loss recognized by a U.S. Stockholder on the sale or other disposition of common shares will generally be sourced in the United States.

Passive Foreign Investment Company Considerations

        The Company will be classified as a passive foreign investment company ("PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. Based on projections of the Company's income and assets and the manner in which the Company intends to manage its business, the Company expects that the Company will not be a PFIC. However, there can be no assurance that this will actually be the case. In reaching the conclusion that the Company does not expect to be a PFIC, the Company has valued its assets based on the price per share of the common shares. For purposes of applying the PFIC rules to the Company, such a valuation method results in the attribution of substantial value to the Company's intangible assets including goodwill and other potential resource related assets that are considered neither to produce nor to be held for the production of passive income for purposes of the PFIC rules. The Company believes that this is a reasonable method of valuing our non-passive assets based on the legislative history of the PFIC provisions.

        If the Company were to be classified as a PFIC, the consequences to a U.S. Stockholder will depend in part on whether the U.S. Stockholder has made a "Mark-to-Market Election" or a "QEF Election" with respect to the Company. If the Company is a PFIC during a U.S. Stockholder's holding period and the U.S. Stockholder does not make a Mark-to-Market Election or a QEF Election, the U.S. Stockholder will generally be required to pay a special United States tax, in lieu of the U. S. tax that would otherwise apply, if such U.S. Stockholder (a) realizes a gain on disposition of common shares or (b) receives an "excess distribution" from the Company on common shares.

        If a U.S. Stockholder makes a Mark-to-Market Election, the U.S. Stockholder would not be subject to the special tax. Instead, it would be required to include in its income the excess of the fair market value of the common shares as of the close of each taxable year over the U.S. Stockholder's adjusted basis therein. If the U.S. Stockholder's adjusted basis in the common shares is greater than the fair market value of the common shares as of the close of the taxable year, the U.S. Stockholder may deduct such excess, but only up to the aggregate amount of ordinary income previously included as a result of the Mark-to-Market Election, reduced by any previous deduction taken. The U.S. Stockholder's adjusted basis in its common shares will be increased by the amount of income or reduced by the amount of deductions resulting from the Mark-to-Market Election.

        If a U.S. Stockholder makes a QEF Election, the U.S. Stockholder would not be subject to the special tax. Instead, it would be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year that the Company is classified as a PFIC, even if no dividend distributions were received.

        If for any year the Company determines that it is properly classified as a PFIC, it will comply with all reporting requirements necessary for a U.S. Stockholder to make a QEF Election and will, promptly following the end of such year and each year thereafter for which the Company is properly classified as a PFIC, provide to U.S. Stockholders the information required by the QEF Election.

        Under current U.S. law, if the Company is a PFIC in any year, a U.S. Stockholder must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a QEF Election) from the Comapny, any gain realized on a disposition of common shares and certain other information.

United States Information Reporting and Backup Withholding

        Dividend payments on common shares and proceeds from the sale, exchange or redemption of the common shares may be subject to information reporting to the Internal Revenue Services ("IRS") and possible U.S. backup withholding at a 28% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8BEN (Certificate of Foreign Status) in the case of non-U.S. persons.

        Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Stockholders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Documents on Display

        The Company's Notice of Annual Meeting of Shareholders and Management Information Circular dated March 21, 2005, which is an exhibit to this Form 20-F, and the Company's Management Discussion and Analysis prepared for Canadian statutory reporting purposes are available at the Company's executive and registered office.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the C$/US$ exchange rate. For the purpose of the sensitivities presented in the graph below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $375;

  •
  Silver — $6.00;

  •
  Zinc — $0.45;

  •
  Copper — $1.15; and

  •
  C$/US$ — $1.27.

        Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the C$/US$ exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2004, the price ranges for metal prices and the C$/US$ exchange rate were:

  •
  Gold — $375-$454;

  •
  Silver — $5.56-$8.23;

  •
  Zinc — $6.43-$6.57;

  •
  Copper — $1.07-$1.50; and

  •
  C$/US$ — $1.175-$1.3970.

        The following table shows the estimated impact on budgeted income per share ("EPS") in 2005 of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2004 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2005.

Change in variable	Impact on EPS ($)
C$/US$	0.11
Gold	0.10
Zinc	0.05
Silver	0.03
Copper	0.02

        In order to mitigate the impact of fluctuating precious and base metal prices, Agnico-Eagle enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, Agnico-Eagle has bought put options to protect a minimum gold price while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading. At the end of 2004, the Company's only metal hedges were gold puts with a strike price of $260. These gold puts were liquidated in the first two months of 2005.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. The Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of the foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. In 2004, the Company hedged approximately 40% of its Canadian dollar operating cost requirement at a level well above the prevailing exchange rates that were in effect when the hedges expired. As shown in the chart above, a 10% increase in budget exchange rates would increase EPS by $0.11.

Interest Rate

        Fluctuations in interest rates can also affect income and cash flows. Due to the interest rate swap entered into in 2003, increases in LIBOR rates will increase interest expense. The maximum interest rate payable under the swap transaction is 5.75% thus, based on this maximum rate, the maximum exposure from rising interest rates is $0.02 per share. The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors, which only permits investment of excess cash balances in short-term money market instruments of the highest credit quality. In 2004, the three-month LIBOR rate was between 1.11% and 2.56%. Based on historical market data and the 2004 LIBOR range, a 10% change in interest rates is reasonably likely in 2005.

Derivatives

        The Company enters into derivative contracts to limit the downside risk associated with fluctuating metal prices. The contracts act as economic hedges of underlying exposures to metal price risk and foreign currency exchange risk and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising metal prices. Agnico-Eagle also enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital needs.

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value do no affect income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

        For 2004, Agnico-Eagle recorded a $1.5 million charge against total revenue to reflect the maturity of gold put option contracts purchased in 1999. This amount is simply the original cost for gold puts maturing in the year. Mark-to-market losses on the 2004 gold put option contracts had originally been recorded as part of accumulated other comprehensive income and these amounts were reclassified to earnings for the current year and are included as part of the $1.5 million charge. Also for 2004, Agnico-Eagle recorded a $4.7 million charge on foreign currency derivative contracts maturing in 2004 which was recorded as part of production costs. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

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

ITEM 16B — CODE OF ETHICS

        The Company has adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics was filed as Exhibit 99E to the Annual Report on Form 20-F filed on May 18, 2004 and is incorporated by reference hereto.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee establishes the independent auditors compensation. In 2003, the Audit Committee also established a policy to pre-approve all services provided the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and other applicable legislation. A summary of all fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2004 and 2003 can be found on under "Appointment of Auditors" on pages 6 to 7 of Exhibit 15.01 to this Form 20-F. All fees paid to Ernst & Young LLP in 2004 were pre-approved by the Audit Committee. Ernst & Young LLP has served as the Company's independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004 for which audited financial statements appear in this Annual Report on Form 20-F.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2004 and 2003, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

        As described in the "Summary of Significant Accounting Policies — Reclamation costs and Stock-based compensation", the Company changed its method of (i) accounting for reclamation costs effective January 1, 2003; and (ii) accounting for stock-based compensation effective January 1, 2003.

        We also reported separately on February 22, 2005 to the shareholders of Agnico-Eagle Mines Limited, on our audit, conducted in accordance with Canadian generally accepted auditing standards, where we expressed an opinion without reservation on the December 31, 2004 and 2003 consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
February 22, 2005

Summary Of Significant Accounting Policies

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). We have also prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles. Since a precise determination of assets and liabilities depends on future events, the presentation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests in which the Company is the primary beneficiary.

        Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization; otherwise, they are recorded within accumulated other comprehensive loss.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with original maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Inventories

        Inventories consist of ore stockpiles, concentrates and supplies.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground and is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. The ore stockpile is valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material.

        Mining costs include all costs associated with underground mining operations and are allocated to each ton of stockpile. Fully absorbed costs include direct and indirect materials and consumables, direct labor, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per ton basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly.

Concentrates

        Concentrates inventories consist of concentrates for which legal title has not yet passed to custom smelters. Concentrates inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheet and relate to the issuance of the Convertible Debentures and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's Convertible Debentures exercise their conversion option, the common shares issued on such conversion will be recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tons of reserves. A unit for the purposes of the unit-of-production method is a ton of ore. A unit is considered "produced" for the purposes of recording amortization when the ton of ore has been mined.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the orebody on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future, are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial instruments

        Agnico-Eagle uses derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        As a result of adopting United States Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") on January 1, 2002, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive loss, depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Currently, the Company's gold put option and certain of its foreign exchange contracts qualify for hedge accounting and changes in the fair value of these derivative financial instruments are recognized as a component of accumulated other comprehensive loss. The fair value of the swap is recorded as an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in fair value attributable to the risk being hedged with a corresponding charge to income. The Company's interest rate cap and written foreign exchange put options do not qualify for hedge accounting and changes in the fair value of these derivative instruments are recognized in income.

Revenue recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of doré bars is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Foreign currency translation

        The functional currency for the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        Effective January 1, 2003, the Company adopted the provisions of FASB Statement No. 143 ("FAS 143") related to asset retirement obligations. FAS 143 applies to legal obligations resulting from the construction, development and operation of long-lived assets, such as mining assets. This standard requires companies to recognize the present value of reclamation costs as a liability in the period the legal obligation is incurred. The Company estimated the final reclamation provision taking into account current circumstances such as projected mine life and current throughput. The provision was updated at the end of 2004 based on the availability of more accurate estimates. Further revisions to the final reclamation estimate could result from legislative changes or changes in the underlying assumptions, such as life-of-mine.

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

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. The difference between the flow-through share issuance price and the prevailing market price of Agnico-Eagle stock at the time of issuance is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income (loss) as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

        In 2003, the Company prospectively adopted Statement of Financial Accounting Standard ("FAS") 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded, in Agnico-Eagle's circumstances, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant (intrinsic value method). Pro forma fair value disclosures assumed that the estimated fair value of options would be amortized to expense over the options' vesting period.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statement of income (loss). The accounting provisions of FAS 123R are effective for reporting periods beginning after June 15, 2005.

        The Company is required to adopt FAS 123R in the third quarter of 2005. Although the Company has been recording the fair value of stock options in income in 2003 and 2004, FAS 123R requires the application of fair value accounting to any stock options that were granted or modified since January 1, 1995. The Company is evaluating the requirements under FAS 123R and expects the adoption to have a significant impact on the consolidated statement of income (loss) and net income (loss) per share, but no impact on financial condition or cash flows.

Income (loss) per share

        Basic income (loss) per share is calculated on net income (loss) for the year using the weighted average number of common shares outstanding during the year. Diluted income (loss) per common share is calculated on the weighted average number of common shares that would have been outstanding during the year had all Convertible Debentures been converted at the beginning of the year into common shares, if such conversions are dilutive. In addition, the weighted average number of common shares used to determine diluted income (loss) per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus in the case of options the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Pension costs and obligations and post-retirement benefits

        Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees.

        The Company does not offer any other post-retirement benefits to its employees.

Comparative figures

        Certain items in the comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2004	2003
ASSETS
Current
Cash and cash equivalents	$33,005	$56,934
Restricted cash (note 6(b))	8,173	2,549
Short-term investments	64,836	50,882
Metals awaiting settlement (note 1)	43,442	34,570
Income taxes recoverable	16,105	7,539
Inventories:
Ore stockpiles	9,036	6,557
Concentrates	9,065	1,346
Supplies	8,292	6,276
Other current assets (note 2(a))	19,843	10,363

Total current assets	211,797	177,016
Fair value of derivative financial instruments (note 9)	2,689	7,573
Other assets (notes 2(b))	25,234	11,214
Future income and mining tax assets (note 8)	51,407	41,579
Mining properties (note 3)	427,037	399,719

	$718,164	$637,101

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 11)	$28,667	$29,915
Dividends payable	3,399	3,327
Interest payable	2,426	3,161

Total current liabilities	34,492	36,403

Long-term debt (note 4)	141,495	143,750

Reclamation provision and other liabilities (note 5)	14,815	15,377

Future income and mining tax liabilities (note 8)	57,136	40,848

Shareholders' Equity
Common shares (note 6(a))
Authorized — unlimited
Issued — 86,072,779 (2003 — 84,469,804)	620,704	601,305
Stock options	465	—
Warrants (note 6(c))	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(172,756)	(218,055)
Accumulated other comprehensive loss (note 6(d))	(1,100)	(5,440)

Total shareholders' equity	470,226	400,723

	$718,164	$637,101

On behalf of the Board:

Sean Boyd C.A., Director	Bernard Kraft C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars except per share amounts, US GAAP basis)

	Years ended December 31,
	2004	2003	2002
REVENUES
Revenues from mining operations	$188,049	$126,820	$108,027
Interest and sundry income	655	2,775	1,943

	188,704	129,595	109,970
COSTS AND EXPENSES
Production	98,168	104,990	75,969
Exploration and corporate development	3,584	5,975	3,766
Equity loss in junior exploration companies (note 2(b))	2,224	1,626	—
Amortization	21,763	17,504	12,998
General and administrative	6,864	7,121	5,530
Provincial capital tax	423	1,240	829
Interest (note 4)	8,205	9,180	7,341
Foreign currency loss (gain)	1,440	72	(1,074)

Income (loss) before income, mining and federal capital taxes	46,033	(18,113)	4,611
Federal capital tax	1,049	1,090	949
Income and mining tax recoveries (note 8)	(2,895)	(1,448)	(361)

Net income (loss) before cumulative catch-up adjustment	47,879	(17,755)	4,023
Cumulative catch-up adjustment relating to FAS 143	—	(1,743)	—

Net income (loss) for the year	$47,879	$(19,498)	$4,023

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted (note 6(e))	$0.56	$(0.21)	$0.06
Cumulative catch-up adjustment per share — basic and diluted	—	(0.02)	—

Net income (loss) per share — basic and diluted (note 6(e))	$0.56	$(0.23)	$0.06

Comprehensive income (loss):
Net income (loss) for the year	$47,879	$(19,498)	$4,023

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on hedging activities	2,597	8,807	(5,512)
Unrealized gain on available-for-sale securities	604	2,258	1,558
Dilution gain on issuance of securities by equity investee	1,837	4,500	1,610
Minimum pension liability	980	—	(980)
Cumulative translation adjustment on equity investee	1,937	—	—
Adjustments for derivative instruments maturing during the year	(2,983)	1,801	723
Adjustments for realized gains on available-for-sale securities due to dispositions during the year	(632)	(1,640)	—

Other comprehensive income (loss) for the year	4,340	15,726	(2,601)

Total comprehensive income (loss) for the year	$52,219	$(3,772)	$1,422

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

			Years ended December 31, 2004, 2003 and 2002
	Common Shares
			Stock Options Outstanding		Contributed Surplus		Accumulated Other Comprehensive Loss
	Shares	Amount		Warrants		Deficit
Balance December 31, 2001	67,722,853	$407,347	$—	$—	$7,181	$(197,537)	$(18,565)
Shares issued under Employee Stock Option Plan (note 7(a))	1,927,500	14,580	—	—	—	—	—
Shares issued under the Share Incentive Purchase Plan (note 7(b))	138,747	2,061	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	40,161	617	—	—	—	—	—
Units issued by public offering, net of issue costs (note 6(c))	13,800,000	167,246	—	15,732	—	—	—
Shares issued on the conversion of the Company's senior convertible notes	4,460	80	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	3,140	38	—	—	—	—	—
Net income for the year	—	—	—	—	—	4,023	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,509)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(2,601)

Balance December 31, 2002	83,636,861	$591,969	$—	$15,732	$7,181	$(196,023)	$(21,166)
Shares issued under Employee Stock Option Plan (note 7(a))	229,100	1,636	—	—	—	—	—
Shares issued under the Share Incentive Purchase Plan (note 7(b))	217,855	2,605	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	255,768	3,570	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,608	59	—	—	—	—	—
Shares issued for acquisition (note 10)	125,612	1,466	—	—	—	—	—
Net loss for the year	—	—	—	—	—	(19,498)	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,534)	—
Other comprehensive income for the year	—	—	—	—	—	—	15,726

Balance December 31, 2003	84,469,804	$601,305	$—	$15,732	$7,181	$(218,055)	$(5,440)
Shares issued under Employee Stock Option Plan (note 7(a))	391,525	3,410	—	—	—	—	—
Stock options	—	—	465
Shares issued under the Share Incentive Purchase Plan (note 7(b))	198,387	2,754	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,000,000	13,114	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	13,063	121	—	—	—	—	—
Net income for the year	—	—	—	—	—	47,879	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,580)	—
Other comprehensive income for the year	—	—	—	—	—	—	4,340

Balance December 31, 2004	86,072,779	$620,704	$465	$15,732	$7,181	$(172,756)	$(1,100)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2004	2003	2002
Operating activities
Net income (loss) for the year	47,879	$(19,498)	$4,023
Add (deduct) items not affecting cash:
Amortization	21,763	17,504	12,998
Future income and mining taxes	2,338	1,090	1,183
Unrealized loss (gain) on derivative contracts	1,087	(2,265)	(1,680)
Cumulative catch-up adjustment relating to FAS 143	—	1,743	—
Amortization of deferred costs and other	4,792	5,378	3,840
Changes in non-cash working capital balances
Metals awaiting settlement	(8,872)	(4,821)	(9,669)
Income taxes recoverable	(8,566)	(4,639)	(2,549)
Inventories	(9,875)	(3,559)	(863)
Prepaid expenses and other	(1,590)	(5,382)	(2,319)
Accounts payable and accrued liabilities	1,304	17,414	8,327
Interest payable	(735)	1,288	(179)

Cash provided by operating activities	49,525	4,253	13,112

Investing activities
Additions to mining properties	(53,318)	(42,038)	(64,836)
Additions to short-term investments	(13,954)	(50,882)	—
Increase in investments and other	(21,936)	(10,438)	(1,773)
Increase in restricted cash	(5,624)	(2,549)	—

Cash used in investing activities	(94,832)	(105,907)	(66,609)

Financing activities
Dividends paid	(2,480)	(2,431)	(1,344)
Common shares issued	23,906	8,141	193,784
Warrants issued	—	—	15,732
Share and warrant issue costs	(253)	(271)	(9,162)
Proceeds from long-term debt (note 4)	—	—	143,750
Financing costs	—	—	(5,266)
Repayment of the Company's senior convertible debentures (note 4)	—	—	(122,169)
Bank debt	—	—	(30,000)

Cash provided by financing activities	21,173	5,439	185,325

Effect of exchange rate changes on cash and cash equivalents	205	215	(74)

Net increase (decrease) in cash and cash equivalents during the year	(23,929)	(96,000)	131,754
Cash and cash equivalents, beginning of year	56,934	152,934	21,180

Cash and cash equivalents, end of year	$33,005	$56,934	$152,934

Other operating cash flow information:
Interest paid during the year	$6,999	$7,750	$24,427
Income, mining and capital taxes paid (recovered) during the year	$222	$2,887	$(1,982)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
December 31, 2004

1.     METALS AWAITING SETTLEMENT

	2004	2003
Bullion awaiting settlement	$648	$1,327
Concentrates awaiting settlement	42,794	33,243

	$43,442	$34,570

        In 2004, precious metals accounted for 74.9% of Agnico-Eagle's revenues from mining operations (2003 — 83.7%; 2002 — 87.7%). Net byproduct revenues in 2004 consisted of 17.6% zinc (2003 — 11.2%; 2002 — 12.3%) and 7.5% copper (2003 — 5.1%; 2002 — nil).

2.     OTHER ASSETS

(a)
Other current assets
	2004	2003
Available-for-sale securities (at market value)	$13,793	$4,426
Prepaid expenses	737	1,269
Employee loans receivable	482	540
Federal and provincial sales taxes receivable	3,658	3,499
Other	1,173	629

	19,843	$10,363

        In 2004, the Company realized $1,327 (2003 — $3,692) in proceeds and recorded a gain of $839 (2002 — $2,507) in income on the sale of available-for-sale securities. The cost basis of available-for-sale securities is determined using the average cost method.

(b)
Other assets
	2004	2003
Deferred financing costs, less accumulated amortization of $3,488 (2003 — $2,321)	7,580	$8,080
Loan to Contact Diamond Corporation	3,024	2,739
Investment in Riddarhyttan Resources AB	14,170	—
Other	460	395

	$25,234	$11,214

        The change in the loan to Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) ("Contact Diamond") from the prior year is attributable primarily to the difference in foreign exchange rates at the respective year-ends.

Riddarhyttan Resources AB

        During the year, Agnico-Eagle purchased a 14% stake in Riddarhyttan Resources AB ("Riddarhyttan"), a public company listed on the Stockholm Stock Exchange in Sweden under the trading symbol "RHYT." Agnico-Eagle is accounting for its investment in Riddarhyttan using the equity method of accounting. Although Agnico-Eagle owns less than 20% of Riddarhyttan's common stock, Agnico-Eagle is able to significantly influence Riddarhyttan's operating, investing and financing activities through its representation on Riddarhyttan's Board of Directors.

        As at December 31, 2004, the Company owned 14,538,461 shares with a market value of US$16.7 million.

Contact Diamond Corporation

        As a result of issuances of stock by Contact Diamond in 2003, the Company's interest in Contact Diamond was diluted to below 50%. The Company therefore ceased consolidating the results of Contact Diamond and began accounting for its investment using the equity method of accounting on September 1, 2003. Agnico-Eagle's 2003 share of losses in Contact Diamond decreased the book value of the investment in Contact Diamond to nil as at December 31, 2003, with the excess applied to reduce the outstanding debt.

        In 2004, as a result of further issuances of stock by Contact Diamond, Agnico-Eagle recorded a dilution gain with a resultant increase in the carrying value of its investment in Contact Diamond. As Contact Diamond is considered a "development stage enterprise," the dilution gain was recorded in other comprehensive income (loss) for the year. The carrying value of the investment resulting from issuances of stock by Contact Diamond was reduced to nil at December 31, 2004 as a result of Agnico-Eagle recording its share of losses in Contact Diamond.

        As at December 31, 2004, the Company owned 44% (13,814,077 shares) of Contact Diamond, with a market value of US$9.0 million. Contact Diamond is a public company listed on the Toronto Stock Exchange under the trading symbol "CO."

        The loan to Contact Diamond is due on demand, unsecured and bears interest at 8% per annum. Agnico-Eagle has waived interest on the loan commencing May 13, 2002 and will not charge interest or demand repayment of the loan and any outstanding interest within the next year. Accordingly, the outstanding principal and accrued interest on the loan has been classified as a long-term asset.

Loss on equity accounted investments:

	2004	2003
Riddarhyttan Resources AB	$440	$—
Contact Diamonds Corporation	1,784	1,626

	$2,224	$1,626

3.     MINING PROPERTIES

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$78,301	$13,496	$64,805	$60,362	$10,289	$50,073
Plant and equipment	288,847	82,620	206,227	274,725	72,290	202,435
Mine development costs	200,971	44,966	156,005	181,761	34,550	147,211

	$568,119	$141,082	$427,037	$516,848	$117,129	$399,719

        The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde Mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde Mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sale of minerals less applicable refining, selling and delivery costs and applicable taxes). During 2004, the Company made NPI royalty payments of $2.2 million (2003 — $8.9 million; 2002 — $12.0 million). No further payments are expected to be made as the economical mining activity in the area subject to the royalty has been completed.

4.     LONG-TERM DEBT

(a)
Convertible subordinated debentures

        The Company's convertible subordinated debentures (the "Convertible Debentures") bear interest of 4.50% per annum, payable in cash semi-annually, on the principal amount of $144 million. The debentures are convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 US dollar principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradeable common shares.

        In 2004, interest on the debentures of nil was capitalized for the construction of the Lapa and Goldex properties as the amount was determined to not be significant.

        In late 2003, the Company entered into an interest rate swap whereby fixed rate payments on the convertible subordinated debentures were swapped for variable rate payments. The notional amount under the swap exactly matches the $144 million face value of the debentures and the swap agreement terminates on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, the Company makes interest payments of three-month LIBOR plus a spread of 2.37% and receives fixed interest payments of 4.50%, which completely offsets the interest payments the Company makes on the subordinated convertible debentures. The three-month LIBOR rate was also capped at 3.38% such that total variable interest payments will not exceed 5.75%. Throughout 2004, the Company received $0.9 million in swap payments such that net interest on the Convertible Debentures was $5.6 million.

(b)
Revolving credit facility

        Prior to December 2004, the revolving credit facility (the "Facility") was with a syndicate of banks that provided the Company with up to $125 million of revolving debt. Under the terms of the Facility, which was primarily secured by a first charge on the Company's LaRonde Mine and the El Coco property, an initial tranche of $100 million was available and a second tranche of $25 million was also made available upon satisfaction of certain completion tests in connection with the LaRonde Mine expansion to 7,000 tons of ore per day. The Facility was fully revolving until the end of 2004, at which time the drawn portion of the Facility was to begin to amortize at annual rates of 25%, 32.5%, 20%, 12.5% and 10% in the years 2004 to 2008, respectively. The interest rate under the Facility was LIBOR plus 2.25% per annum with a standby fee of 1% per annum on any undrawn portion of the Facility. At the end of 2003 and up to the point of refinancing, the Facility was completely undrawn.

        In 2004, the Company amended its revolving bank facility with a syndicate of international banks. The amended facility provides the Company with a $100 million line of credit on a revolving basis. The amended facility matures and all indebtedness thereunder is due and payable on December 23, 2007. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the amended facility, has the option to extend the term of the amended facility for three additional one-year terms to December 23, 2010. The amended facility is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptances priced at the applicable rate plus a margin that ranges from 2.25% to 1.50% depending on certain financial ratios. The lenders under the amended facility are each paid a commitment fee at a rate that changes from 0.5% to 0.875% depending on financial ratios. Payment and performance of the Company's obligations under the amended facility are secured by substantially all the property relating to the LaRonde Mine and the El Coco property.

        The amended facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets or make expenditures relating to property secured under the credit agreement at that time that are not consistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the agreement requires the Company to maintain specified financial ratios and meet financial condition covenants. Under the terms of the amended facility, the Company has entered into derivative agreements subsequent to year end to ensure that the projected revenues from sales of metals are sufficient to reasonably ensure that the Company will be in compliance with financial and other covenants in the credit agreement.

        For the year ended December 31, 2004, interest expense was $8.2 million (2003 — $9.2 million; 2002 — $7.3 million), of which cash payments were $7.0 million (2003 — $8.0 million; 2002 — $24.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Company's January 27, 2004 senior convertible notes. In 2004, cash interest on the Facility was nil (2003 — nil; 2002 — $1.3 million) and cash standby fees on the Facility were $1.4 million (2003 — $1.2 million; 2002 — $1.0 million). In 2004, cash interest on the Facility of nil (2003 — nil; 2002 — $2.3 million) was capitalized to construction in progress. The Company's weighted average interest rate on all its debt for the year ended December 31, 2004 was 4.9% (2003 — 6.4%; 2002 — 7.6%).

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

        Reclamation provision and other liabilities consist of the following:

	2004	2003
Reclamation and closure costs (note 5(a))	$11,560	$11,629
Pension benefits (note 5(b))	3,255	3,748

	$14,815	$15,377

(a)
Reclamation and closure costs

        Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated future reclamation costs for the LaRonde and Bousquet mines are approximately $18.2 million and $2.9 million, respectively. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

        The following table reconciles the beginning and ending carrying amount of asset retirement obligations.

	2004	2003
Asset retirement obligations, beginning of year	$11,629	$5,520
Current year accretion	399	424
Reclamation payments	(468)	(44)
Liabilities incurred on the purchase of the Bousquet mine	—	5,729

Asset retirement obligations, end of year	$11,560	$11,629

(b)
Pension benefits

        Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico-Eagle's defined benefit employees' pension plan ("Employee's Plan") is based on an actuarial valuation as of January 1, 2003 and projected to December 31, 2004. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2004 and projected to December 31, 2004. The components of Agnico-Eagle's net pension plan expense are as follows:

	2004	2003	2002
Service cost — benefits earned during the year	$306	$263	$210
Gain due to settlement	(783)	—	—
Prior service cost	20	—	—
Interest cost on projected benefit obligation	488	419	348
Return on plan assets	(151)	(127)	(125)
Amortization of net transition asset, past service liability and net experience gains	208	84	(138)

Net pension plan expense	$88	$639	$295

        Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2004 was $1.8 million (2003 — $1.4 million; 2002 — $1.1 million).

        Assets of the Employees Plan are comprised of pooled Canadian and US equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 58% to equity securities and 42% to fixed income securities. The Employees Plan is relatively mature with a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

	Minimum	Maximum	Target
Cash and short-term investments	0%	35%	5%
Fixed income securities	25%	75%	35%
Equity securities	25%	65%	60%
Real estate	0%	10%	0%

        Fixed income securities must meet quality constraints in the form of minimum investment ratings. Equity securities also have quality constraints in the form of maximum allocations to any one security and maximum exposure to any one industry group. The accumulated benefit obligation for the Employees Plan is equal to the projected benefit obligation and no amount was included in accumulated other comprehensive loss for this plan in 2004 or 2003.

        Assets for the executives' retirement plan ("Executives Plan") consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2004 was $3.2 million (2003 — $3.7 million) and $(0.9) million (2003 — nil) was recorded in other comprehensive income (loss) arising from a change in the additional minimum pension liability. At the end of 2004, the remaining unamortized net transition obligation was $1.4 million (2003 — $1.3 million) for the Executives Plan and the net transition asset was $0.7 million (2003 — $0.8 million) for the Employees Plan.

        The funded status of the Employees and the Executives plans for 2004 and 2003 are as follows:

	2004			2003
	Employees		Executives	Employees		Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$2,132		$275	$1,576		$200
Agnico-Eagle's contribution	—		340	—		56
Actual return on plan assets	115		—	321		—
Benefit payments	(202)		(170)	(132)		(28)
Other	—		246	—		—
Divestitures	—		(77)	—		—
Effect of exchange rate changes	151		48	367		47

Fair value of plan assets, end of year	$2,196		$662	$2,132		$275

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$1,768		$5,893	$1,468		$4,081
Service costs	—		307	—		263
Interest costs	103		385	101		318
Actuarial losses (gains)	61		(1,938)	35		188
Benefit payments	(202)		(245)	(132)		(28)
Plan amendments	—		118	(29)		92
Settlements	—		(854)	—		—
Effect of exchange rate changes	128		254	325		979

Projected benefit obligation, end of year	$1,858		$3,920	$1,768		$5,893

Excess (deficiency) of plan assets over projected benefit obligation	$338		$(3,258)	$364		$(5,618)

Comprised of:
Unamortized transition asset (liability)	$722		$(1,426)	$839		$(1,271)
Unamortized net experience gain (loss)	(284)		1,423	(167)		(599)
Accrued liabilities	(100)		(3,255)	(308)		(3,748)

	$338		$(3,258)	$364		$(5,618)

Weighted average discount rate(i)	6.25%		6.25%	6.50%		6.50%
Weighted average expected long-term rate of return	7.50	%(ii)	n.a	7.50	%(ii)	n.a
Weighted average rate of compensation increase	n.a		3.0%	n.a.		3.0%
Estimated average remaining service life for the plan (in years)	13.0		10.0 (iii)	5.0		8.0 (iii)

Notes:

(i)
Discount rates used for the Executives Plan are after-tax rates.

(ii)
Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

(iii)
Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

        The estimated benefits to be paid from each plan in the next ten years is presented below:

	Employees	Executives	Total
2005	255	152	407
2006	256	152	408
2007	255	152	407
2008	251	152	403
2009	249	152	401
2010 - 2014	1,182	760	1,942

6.     SHAREHOLDERS' EQUITY

(a)
Common shares

        The Company's common shares are covered by a Shareholder Rights Plan whereby each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, has the right ("Rights") to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price. Until such time as a triggering bid for control occurs, the Rights trade together with the existing common shares and will expire on May 10, 2009.

        The Company has reserved for issuance 10,267,919 common shares in the event that the Convertible Debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised.

        In 2004, the Company declared dividends on its common shares of $0.03 per share (2003 — $0.03 per share; 2002 — $0.03 per share). Under the terms of the Company's amended credit facility, the Company's dividend payments are restricted to an aggregate of $20 million per year.

(b)
Flow-through share private placements

        In 2004, Agnico-Eagle issued 1,000,000 (2003 — 255,768; 2002 — 40,161) common shares under a flow-through share private placement for proceeds of $17.5 million (2003 — $3.6 million; 2002 — $0.6 million) net of share issue costs. The 2004 shares were issued at a 33% premium to the prevailing market price. The premium was allocated to income and mining tax recoveries as discussed in the following paragraph. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2004 and 2005 exploration activities. In 2004, the Company renounced to its investors C$23.0 million (2003 — C$5.3 million; 2002 — C$1.0 million) of such expenses for income tax purposes. To comply with the flow-through share agreement, the Company must incur C$9.8 million of exploration expenditures in 2005 related to the expenditures renounced in 2004. This amount has been classified as restricted cash on the consolidated balance sheet.

        The difference between the flow-through share issuance price and the market price of Agnico-Eagle stock at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income (loss) as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

(c)
Public offering

        In 2002, Agnico-Eagle issued 13,800,000 units, each unit consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting share issue costs of $9.1 million (no related income tax effect). Of the net proceeds, $167.2 million was allocated to common shares and the remaining $15.7 million was allocated to the warrants. Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus. Warrants are exercisable at any time prior to November 14, 2007, after which time the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants are exercised, the Company would issue an additional 6,900,000 common shares.

(d)
Accumulated other comprehensive loss

        The opening balance of the cumulative translation adjustment in accumulated other comprehensive loss in 2003 and 2004 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive loss as at December 31, 2004 and 2003.

        Effective January 1, 2001, the Company prospectively adopted the new accounting recommendations made under FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. Upon the adoption of FAS 133, the Company recorded a cumulative translation adjustment to accumulated other comprehensive loss of $2.8 million. The Company has designated its gold put contracts and certain foreign exchange derivative contracts as cash flow hedges and, as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive loss.

        The following table presents the components of accumulated other comprehensive loss.

	2004	2003
Cumulative translation adjustment from adopting US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain on available-for-sale securities	2,148	2,176
Dilution gain on equity issuances of subsidiary	7,947	6,110
Unrealized gain on foreign exchange derivative contracts	8,690	9,973
Unrealized loss on gold put option contracts	(5,915)	(6,812)
Cumulative translation adjustment (on investment in Riddarhyttan)	1,937	—
Minimum pension liability	—	(980)

	$(1,100)	$(5,440)

        In 2004, a $1.5 million (2003 — $1.8 million) loss was reclassified from accumulated other comprehensive loss to income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2004. Also in 2004, a $0.6 million gain (2003 — $1.6 million gain) was reclassified from accumulated other comprehensive loss to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

(e)
Net income (loss) per share

        The following table provides the weighted average number of common shares used in the calculation of basic and diluted income (loss) per share:

	2004	2003	2002
Weighted average number of common shares outstanding — basic	85,157,476	83,889,115	70,821,081
Add: Dilutive impact of employee stock options	414,555	—	810,182

Weighted average number of common shares outstanding — diluted	85,572,031	83,889,115	71,631,263

        The calculation of diluted income (loss) per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.

        In 2004, the Convertible Debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted income per share. In 2003, the employee stock options, Convertible Debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted loss per share. In 2002, the Convertible Debentures and warrants were anti-dilutive and thus were excluded from the calculation of diluted income per share.

7.     STOCK-BASED COMPENSATION

(a)
Employee Stock Option Plan ("ESOP")

        The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

        Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On May 31, 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004, the shareholders approved a further 2,000,000 common shares for issuance under the ESOP.

        Of the 537,250 options granted under the ESOP in 2004, 134,313 options granted vest immediately and expire in the year 2009. The remaining options expire in 2009 and vest in equal instalments, on each anniversary date of the grant, over a three-year term. Of the 40,000 options granted under the ESOP in 2003, 37,000 options granted vest immediately and expire in the year 2008. The remaining options expire in 2008 and have a vesting period of three years, in which 33% or 1,000 vest immediately and are exercisable on the date of the grant, while the remaining 67% or 2,000 options are exercisable in equal instalments, on each anniversary date of the grant, over a three-year term. Of the 1,358,500 options granted in 2002, 1,299,500 options granted vest immediately and expire in the year 2007. The remaining options vest over periods ranging from two to five years and expire between 2007 and 2012.

        The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2004			2003			2002
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	2,845,150	C$	14.85	3,060,350	C$	14.47	3,660,200	C$	12.04
Granted	537,250		16.71	40,000		18.49	1,358,500		17.07
Exercised	(391,525)		11.01	(229,100)		10.23	(1,927,500)		11.82
Cancelled	(607,725)		17.76	(26,100)		16.01	(30,850)		12.06

Outstanding, end of year	2,383,150	C$	15.16	2,845,150	C$	14.85	3,060,350	C$	14.47

Options exercisable at end of year	1,983,963			2,697,950			2,682,500

        The weighted average grant-date fair value of options granted in 2004 was C$4.35. The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2004:

	Options outstanding
					Options exercisable
		Weighted average remaining contractual life
Range of exercise prices	Number outstanding		Weighted average exercise price		Number exercisable	Weighted average exercise price
C$6.55 - C$9.20	136,650	3.8 years	C$	8.10	136,650	C$	8.10
C$10.20 - C$15.43	594,100	4.9 years	C$	10.63	594,100	C$	10.63
C$15.93 - C$19.94	1,396,900	2.8 years	C$	16.40	997,713	C$	16.28
C$21.72 - C$25.60	255,500	2.2 years	C$	22.66	255,500	C$	22.66

C$6.55 - C$25.60	2,383,150	3.3 years	C$	15.16	1,983,963	C$	14.84

        The Company has reserved for issuance 2,383,150 common shares in the event that these options are exercised.

        The number of un-optioned shares available for granting of options as at December 31, 2004, 2003 and 2002 was 2,846,485, 776,010 and 789,910, respectively.

        In 2003, the Company prospectively adopted FAS 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock options granted after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded in Agnico-Eagle's circumstances as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share for 2003 and 2002 as if the Company had applied the fair value recognition provisions of

FAS 123 to account for all its stock option grants. The 2003 pro-forma compensation expense includes option grants made prior to the adoption of FAS 123/FAS 148 which vest in 2003.

	2003	2002
Net income (loss) for the year, as reported	$(19,498)	$4,023
Add: Stock-based employee compensation included in reported net income (loss)	95	—
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	(263)	(2,621)

Pro forma net income (loss)	$(19,666)	$1,402

Net income (loss) per share:
Basic and diluted, as reported	$(0.23)	$0.06

Basic and diluted, pro forma	$(0.23)	$0.02

        Pro forma disclosures have not been included for 2004 as substantially all options prior to the adoption of fair value accounting had vested at the end of 2003.

        Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model and the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	3.0%	2.9%	2.6%
Expected life of options (in years)	2.5	2.5	2.1
Expected volatility of Agnico-Eagle's share price	38.5%	43.5%	36.9%
Expected dividend yield	0.24%	0.25%	0.19%

        The total compensation cost for the ESOP recognized in the consolidated statement of income (loss) for the current year was $0.5 million.

(b)
Incentive Share Purchase Plan

        On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

        Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute up to 100% of their annual board and committee retainer fees. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

        In 2004, 198,387 common shares were issued under the Purchase Plan (2003 — 217,855; 2002 — 138,747) for proceeds of $2.8 million (2003 — $2.6 million; 2002 — $2.1 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 1,151,272 common shares (2003 — 1,349,659; 2002 — 1,567,514) under the Purchase Plan.

8.     FUTURE INCOME AND MINING TAXES

        Income and mining taxes recovery is made up of the following components:

	2004	2003	2002
Current provision
Provincial mining duties	$(5,233)	$(2,538)	$(2,779)

Future provision
Federal income taxes	(13,950)	(18,870)	—
Provincial income taxes	—	—	—
Provincial mining duties	16,288	19,960	2,418

	2,338	1,090	2,418

	$(2,895)	$(1,448)	$(361)

        Mining taxes are assessed at the rate of 12% on income from mining operations. Income from mining operations is calculated as revenue from mined metals less production costs directly attributable to mining. Income from mining operations is reduced by depreciation allowances on mine construction and development as well as certain exploration costs. The mining taxes are paid to the government agency which grants the mining lease and/or mining concession required in order to extract ore in the particular jurisdiction.

        Cash income and mining taxes recovered in 2004 was $0.2 million (2003 — $0.6 million; 2002 — $0.8 million).

        Future income and mining taxes expense (recovery) has been provided on temporary differences which consist of the following:

	2004	2003	2002
Amortization	4,855	$(11)	$(587)
Exploration and development	2,789	2,910	3,152
Premium on flow-through shares	(4,373)	—	—
Other	(933)	(1,809)	(147)

	$2,338	$1,090	$2,418

        The income and mining taxes expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2004	2003	2002
Combined federal and composite provincial tax rates	36.9%	(38.3)%	39.9%
Increase (decrease) in taxes resulting from:
Provincial mining duties	23.7	20.1	(7.8)
Resource allowances	(12.1)	(8.4)	(101.7)
Permanent and other differences	(7.0)	14.0	6.5
Utilization of temporary differences for which no benefit was previously recognized	(11.6)	20.5	78.7
Utilization of losses for which no benefit was previously recognized	(36.2)	22.7	(23.4)
Effect of changes in Canadian income tax legislation	—	(38.6)	—

Actual rate as a percentage of pre-tax income (loss)	(6.3)%	(8.0)%	(7.8)%

        Agnico-Eagle has non-capital tax loss carryforwards of approximately C$22 million which may be carried forward to reduce future years' taxable income. These losses expire in 2010.

        Agnico-Eagle has approximately C$395 million of cumulative Canadian exploration and development expenses and C$384 million of unamortized capital pools available indefinitely to reduce future years' taxable income.

        As at December 31, 2004 and 2003, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2004		2003
	Assets	Liabilities	Assets	Liabilities
Non-current:
Income taxes:
Plant and equipment	$19,925	$—	$14,655	$—
Mine development costs	20,934	—	19,746	—
Net operating and capital loss carryforwards	15,733	—	26,022	—
Mining duties	10,502	—	6,992	—
Other	1,997	—	3,542	—
Valuation allowance	(17,684)	—	(29,378)	—

Total non-current	$51,407	$—	$41,579	$—

Mining duties:
Plant and equipment	$472	$30,110	$440	$18,192
Mine development costs	370	27,806	344	23,548
Other	—	(780)	—	(892)
Valuation allowance	(842)	—	(784)	—

Total non-current	$—	$57,136	$—	$40,848

Non-current future income and mining tax assets and liabilities	$51,407	$57,136	$41,579	$40,848

        All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the consolidated balance sheet date. The increase in the gross amounts of the future tax assets and liabilities was impacted by the weaker US dollar in relation to the Canadian dollar throughout 2004. At December 31, 2004, asset and liability amounts were translated into US dollars at an exchange rate of $1.20 whereas at December 31, 2003, asset and liability amounts were translated at an exchange rate of $1.29. The additional increase in future tax assets and liabilities was due to increases in capital pools resulting from the LaRonde Mine capital expenditures and increased future tax assets relating to increased future mining duty liabilities. At January 1, 2004, the valuation allowance, a reserve against future income tax assets recorded in the accounts, was $29.4 million. In 2004, the valuation allowance decreased by $11.7 million due to the impact of a weaker US dollar and the utilization of capital and net operating loss carryforwards which were previously unrecognized.

        In 2003, tax legislation changes gave rise to additional future income tax assets. As provincial mining duties are now deductible in computing Canadian federal income taxes payable, the Company has recorded an asset representing the future deductions that will be available at the federal level arising from the payment of provincial mining duties. As this mining duty tax asset is long-term in nature and does not have a set expiry date, the Company has not provided a valuation allowance against this future tax asset.

        The Company paid no cash income or mining taxes in the year ended December 31, 2004.

9.     FINANCIAL INSTRUMENTS

        Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue, cost and fair value exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and derivative contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

        Agnico-Eagle's risk management policy attempts to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straightforward contracts and involve little complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

Gold put option contracts

        Agnico-Eagle's portfolio of gold put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes. These instruments have been designated as hedges under the criteria established by FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements of FAS 133. As a result, these option contracts now qualify for hedge accounting. In 2004, 2003 and 2002, changes in the fair value of these option contracts were recognized as part of other comprehensive income (loss).

        Gains and losses on gold put option contracts are reclassified from accumulated other comprehensive loss to income in the same period the forecasted transaction affects income. In 2005, the Company expects to reclassify an unrealized loss of $2.3 million relating to its gold put option contracts to income. Due to the nature and structure of the Company's gold put option contracts, the Company does not record amounts for ineffectiveness in income.

Silver and base metal option contracts

        Agnico-Eagle's silver and base metal derivatives portfolio was unwound during 2003 at a net cost of nil.

        As at December 31, 2004, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

	Expected Maturity
	2005	2006	2007
Gold
Put options purchased
Amount hedged (ounces)	190,020	152,340	131,280
Average price ($/ounce)	$260	$260	$260

        Subsequent to year end, the Company purchased silver put options with a strike price of $7.00 and also sold copper calls with a strike price of $1.50. The Company sold forward zinc production at a weighted average price of $0.565 and entered into a zero-cost collar to set a minimum zinc price of $0.55. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $0.67. The Company also liquidated its entire portfolio of gold put options.

        As at March 16, 2005, Agnico-Eagle had the following byproduct metal contracts:

	Expected Maturity
	2005	2006
Silver
Put options purchased
Ounces	835,000	167,000
Average price ($/ounce)	$7.00	$7.00
Copper
Call options sold
Pounds (000s)	8,267	1,653
Average price ($/pound)	$1.50	$1.50
Zinc
Forwards
Pounds (000s)	24,251	26,455
Average price ($/pound)	$0.57	$0.56
Put options purchased
Pounds (000s)	22,046	26,455
Average price ($/pound)	$0.55	$0.55
Call options sold
Pounds (000s)	22,046	26,455
Average price ($/pound)	$0.67	$0.67

Foreign currency hedging program

        Agnico-Eagle generates almost all of its revenues in US dollars. The Company's LaRonde Mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. In 2005, the Company expects to reclassify an unrealized gain of $2.9 million relating to its foreign exchange derivative contracts to income. Due to the nature and structure of the Company's foreign currency hedge contracts, the Company does not record amounts for ineffectiveness in income. The Company's written put options do not qualify for hedge accounting and thus have not been designated as hedging instruments. As such, changes in fair value for these instruments are recorded in net income (loss). These instruments were entered into to set a range for the US dollar, along with the zero-cost collar of purchased puts and written calls.

        At December 31, 2004, Agnico-Eagle's foreign currency hedging program consisted of the following:

	Expected Maturity
	2005	2006
US$ call options sold
Amount (thousands)	$12,000	$12,000
C$/US$ weighted average exchange rate	1.6050	1.6475
US$ put options purchased
Amount (thousands)	$12,000	$12,000
C$/US$ weighted average exchange rate	1.5000	1.5600
US$ put options sold
Amount (thousands)	$12,000	—
C$/US$ weighted average exchange rate	1.3700	—

        At December 31, 2004, the aggregate unrealized loss of the net market value of Agnico-Eagle's metals derivative position amounted to $5.9 million (2003 — $6.8 million). The Company's unrealized gain on its foreign exchange hedge position at December 31, 2004 was $8.7 million (2003 — $10.0 million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

        The following table shows the changes in the fair values of derivative instruments recorded in the consolidated financial statements. The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative financial instruments. Other required derivative disclosures can be found in note 6(d), "Accumulated other comprehensive loss" and information regarding our interest rate derivatives can be found in note 4(a), "Convertible subordinated debentures."

	Interest Rate		Metals		Foreign Exchange
	2004	2003	2004	2003	2004	2003
Fair value, beginning of year	—	—	$669	$(26)	$6,904	$(3,477)
Instruments entered into or settled	(1,876)	—	—	1,861	(4,508)	2,807
Changes in fair value	—	—	(639)	(1,166)	2,139	7,574

Fair value, end of year	$(1,876)	—	$30	$669	$4,535	$6,904

        Agnico-Eagle's exposure to interest rate risk at December 31, 2004 relates to its short-term investments and cash equivalents of $104.9 million (2003 — $106.6 million) and its interest rate swap. Interest rate swap exposure is limited through the use of an interest rate cap. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 1.81% (2003 — 0.90%) for a period of 19 days (2003 — 17 days). Agnico-Eagle is also exposed to interest rate risk through its interest rate swap whereby the Company swapped its fixed rate payments on the convertible subordinated debentures for variable rate payments. The exposure to interest rate risk under the terms of the Company's interest rate swap is limited as the Company has also entered into an interest rate cap such that the three-month LIBOR rate will not exceed 5.75%.

        In addition, Agnico-Eagle has outstanding letters of credit amounting to C$13.4 million relating to the Executives Plan and reclamation obligations (2003 — C$11.8 million) for which fees were 2.25% per annum.

        The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2004. The fair value of Agnico-Eagle's Convertible Debentures as at December 31, 2004 is $163.2 million (2003 — $152.4 million).

10.   ACQUISITIONS

        In the third quarter of 2003, the Company purchased from Barrick Gold Corporation ("Barrick") a 100% interest in Barrick's Bousquet property, immediately to the west and south of Agnico-Eagle's 100% owned LaRonde Mine in northwestern Quebec. Agnico-Eagle also acquired used machinery and equipment from the now closed Bousquet Mines including underground rolling stock and the headframe at Bousquet 2. In addition to the Bousquet Mine assets, Agnico-Eagle purchased certain of Barrick's regional exploration properties.

        The primary reason for the acquisition was to enhance the Company's regional development. With this acquisition, the Company now controls 100% of over 14 miles of contiguous favorable geology along the prolific Cadillac-Bousquet Gold Belt which hosts the Company's 100% owned LaRonde Mine. With this transaction, the Company also has the dominant land position on the Cadillac-Larder Lake Break immediately to the south which hosts the Company's 100% owned Lapa property.

        The Company's consolidated financial statements do not include pro forma results of operations from this acquisition as there are currently no mining activities on any of the acquired properties.

        The following represents the purchase price allocation for the acquisition:

Cash	$3,665
125,612 Agnico-Eagle shares (valued at $11.67 per share)	1,466
Transaction costs	225

$5,356

Allocation of purchase price:
Buildings and property	$843
Production equipment	1,499
Head-frame and related infrastructure	3,463
Mining properties	5,280
Liabilities assumed	(5,729)

$5,356

        Also in 2003, the Company purchased a 100% interest in the Lapa property from Breakwater Resources Inc. for $9.1 million (including $0.2 million of transaction costs). The entire purchase price has been classified as mining properties. Under the terms of the agreement, the Company will have to pay contingent consideration of $1 million if the published Inferred Mineral Resource on the property reaches 2,000,000 ounces of gold. This payment would reduce any future royalties payable should the property reach commercial production.

11.   OTHER FINANCIAL INFORMATION

	2004	2003
Trade payables	$22,611	$24,630
Wages payable	2,948	1,467
Accrued liabilities	3,108	3,818

	$28,667	$29,915

12.   RELATED PARTY TRANSACTIONS

        As at December 31, 2004, the total indebtedness of Contact Diamond to the Company was $3.024 million (2003 — $2.739 million) including accrued interest to December 31, 2004 of nil (2003 — nil).

        Contact Diamond was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact Diamond as the Company's investment no longer represented a "controlling financial interest".

        The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan is repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002 and has no intention of charging any interest or demanding repayment in the next year.

        On May 13, 2002, the Company completed a transaction with Contact Diamond which resulted in the elimination of $26 million of the outstanding amount owed by Contact Diamond to the Company.

        In addition, the Company provides Contact Diamond with some executives, employees and administrative support at no cost to Contact Diamond. Four of the nine current directors of Contact Diamond are also directors of the Company.

13.   DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        These consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these consolidated financial statements.

  (a)
  Financial instruments — Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. In particular, the Company uses over-the-counter put and call option metals and foreign exchange contracts to hedge against its net revenues from mining operations and its costs of production, respectively.

    Under US GAAP, the Company follows the accounting recommendations made under FASB Statements No. 133 and No. 137 on accounting for derivative financial instruments and hedging. The recommendations require that all derivative instruments be recognized as assets or liabilities and be measured at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establish certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

    Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction.

  (b)
  Minimum pension liability — Under US GAAP, if the accumulated pension plan benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to comprehensive income. Canadian GAAP does not require the Company to record a minimum liability and does not have the concept of comprehensive income.

  (c)
  Asset retirement obligations — Under US GAAP, new policies were adopted effective January 1, 2003 based on new standards published by the FASB. These standards are established for the recognition and measurement of liabilities for legal obligations associated with the retirement of a long-lived asset that result from its acquisition, construction, development or normal operation. A liability is recorded for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset's useful life. Under Canadian GAAP, a similar standard became effective for the Company's fiscal year beginning on January 1, 2004 with retroactive restatement of prior periods. Under US standards prior to 2003, total expected reclamation and closure costs (including legal and non-legal obligations) are recorded and charged to earnings over the life of a mine using the units of production method based on proven and probable reserves. As a result, the Company's 2003 US GAAP income statement includes charges for the cumulative effect of the adoption of the new policy.

  (d)
  Dilution gain — The dilution gain that resulted from the issuance of common stock by Contact Diamond is reported in other comprehensive income on the consolidated statement of income (loss).

    Under Canadian GAAP, the dilution gain is reported above the line "Income (loss) before income and mining taxes" on the consolidated statement of income (loss).

  (e)
  Other comprehensive loss — Under US GAAP, certain assets and liabilities are remeasured at fair value, with changes in fair value recorded in other comprehensive income. Under Canadian GAAP, these assets and liabilities are recorded at cost and they are not remeasured to fair value prior to the date they are realized or settled. The assets and liabilities affected are: investments, and derivative assets and liabilities that qualify for cash flow hedge accounting treatment.

  (f)
  Convertible subordinated debentures — Under US GAAP, the Company is not permitted to bifurcate the conversion option of the Convertible Debentures from the liability component and the entire amount of the Convertible Debentures is presented as a liability. Under Canadian GAAP, the fair value of the conversion option associated with the Convertible Debentures is reflected as "other paid-in capital" while the fair value of the obligation to the debenture holders for interest and principal payments is presented as a component of shareholders' equity. As a result, $1.6 million of financing costs associated with the equity component of the Convertible Debentures, which has been classified as deferred financing costs under US GAAP has been charged against deficit under Canadian GAAP. Furthermore, under US GAAP, interest costs associated with the Convertible Debentures are charged to income (loss) whereas under Canadian GAAP, interest costs are charged to deficit, but are used to reduce net income (loss) for the purposes of computing net income (loss) per share.

    In 2003, the Company entered into a swap whereby the Company swapped its fixed rate payments on the convertible subordinated debentures for variable rate payments (see note 4(a)). Under US GAAP, the fair value of the swap is recorded as either an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in the fair value of the swap with a corresponding charge to income. Under Canadian GAAP, fair value attributable to the risk being hedged is recorded as an asset or liability with a corresponding charge to income (loss).

  (g)
  Income taxes — Both Canadian GAAP and US GAAP follow the liability method of accounting for income taxes. Under US GAAP, future income and mining taxes are calculated based on enacted rates whereas under Canadian GAAP, substantively enacted rates are used.

    Where assets and liabilities are recorded at different carrying amounts for US GAAP and Canadian GAAP, due to differences in the accounting policies that affect these assets and liabilities, a difference also arises in the amount of temporary timing differences that give rise to future tax assets and liabilities. Consequently, the amounts of future tax assets and liabilities recorded under US GAAP differ from the amounts of future tax assets and liabilities recorded under Canadian GAAP.

  (h)
  Amortization of mining properties — Prior to 2002, the amortization of mining properties under Canadian GAAP was calculated using the unit-of-production method using proven and probable reserves and non-reserve material of the mine when sufficient objective evidence existed to support a conclusion that the non-reserve material will be produced. Under US GAAP, amortization was calculated using the unit-of-production method using only the proven and probable reserves of the mine. This resulted in less amortization being recorded in the Canadian GAAP consolidated financial statements resulting in a higher asset carrying value.

    After 2002, the Canadian GAAP accounting policy was to use only the proven and probable reserves.

  (i)
  Share issue costs — US GAAP requires that share issue costs of $0.3 million (2003 — $0.3 million), net of related income taxes, be recorded as a reduction of proceeds of issue while under Canadian GAAP, the Company charges share issue costs to the deficit account.

  (j)
  Flow-through shares — As described in note 6 to the consolidated financial statements, the Company issued common shares by way of a flow-through common share private placement. The Company received a net premium to the prevailing market price on this issuance. Under US GAAP, the difference between the flow-through share issuance price and the prevailing market price of Agnico-Eagle stock at the time of issuance is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income (loss) as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

    Under Canadian GAAP, Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors is accounted for as a share issue cost.

  (k)
  Capital stock and deficit — Canadian GAAP allows for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which Agnico-Eagle made in 1998 and prior to 1995, is not permitted by US GAAP. As a result, under Canadian GAAP, capital stock and deficit is decreased by $126.1 million in 2004 and 2003.

  (l)
  Reconciliation of Consolidated Balance Sheets
		As at December 31
		2004			2003
	Notes	US GAAP	Adjustments	Canadian GAAP	US GAAP	Adjustments	Canadian GAAP
ASSETS
Current
Cash and cash equivalents		$33,005	—	$33,005	$56,934	—	$56,934
Restricted cash		8,173	—	8,173	2,549	—	2,549
Short-term investments		64,836	—	64,836	50,882	—	50,882
Metals awaiting settlement		43,442	—	43,442	34,570	—	34,570
Income taxes recoverable		16,105	—	16,105	7,539	—	7,539
Inventories:
Ore stockpiles		9,036	—	9,036	6,557	—	6,557
Concentrates		9,065	—	9,065	1,346	—	1,346
Supplies		8,292	—	8,292	6,276	—	6,276
Other current assets	(e)	19,843	(2,147)	17,696	10,363	(2,176)	8,187

Total current assets		211,797	(2,147)	209,650	177,016	(2,176)	174,840
Fair value of derivative financial instruments	(a)	2,689	(2,689)	—	7,573	(7,573)	—
Other assets	(f)	25,234	505	25,739	11,214	1,095	12,309
Future income and mining tax assets	(g)	51,407	1,239	52,646	41,579	1,284	42,863
Mining properties	(h)	427,037	3,349	430,386	399,719	3,525	403,244

		$718,164	$257	$718,421	$637,101	$(3,845)	$633,256

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities		$28,667	—	$28,667	$29,915	—	$29,915
Dividends payable		3,399	—	3,399	3,327	—	3,327
Interest payable		2,426	—	2,426	3,161	—	3,161

Total current liabilities		34,492	—	34,492	36,403	—	36,403

Long-term debt	(f)	141,495	(141,495)	—	143,750	(143,750)	—

Reclamation provision and other liabilities	(b)	14,815	—	14,815	15,377	(729)	14,648

Future income and mining tax liabilities	(g)	57,136	422	57,558	40,848	454	41,302

Fair value of derivative financial instruments	(a)	—	2,964	2,964	—	—	—

Shareholders' Equity
Common shares	(i),(j),(k)	620,704	(145,732)	474,972	601,305	(150,360)	450,945
Stock options outstanding		465	—	465	—	—	—
Convertible subordinated debentures	(f)	—	99,045	99,045	—	95,057	95,057
Other paid-in capital	(f)	—	55,028	55,028	—	55,028	55,028
Warrants		15,732	—	15,732	15,732	—	15,732
Contributed surplus	(i)	7,181	(1,621)	5,560	7,181	(1,621)	5,560
Deficit	(i),(k)	(172,756)	128,609	(44,147)	(218,055)	136,636	(81,419)
Accumulated other comprehensive loss	(e)	(1,100)	1,100	—	(5,440)	5,440	—
Cumulative translation adjustment	(e)	—	1,937	1,937	—	—	—

Total shareholders' equity		470,226	138,366	608,592	400,723	140,180	540,903

		$718,164	$257	$718,421	$637,101	$(3,845)	$633,256

  (k)
  Reconciliation of Consolidated Net Income

		For the years ended December 31
	Notes	2004	2003
Net income — US GAAP		$47,879	$(19,498)
Revenues from mining operations		—	—
Interest and sundry income	(a),(f)	(2,020)	(346)
Interest expense	(f)	7,001	7,001
Other		—	127
Dilution gain on issuance of shares by subsidiary	(d)	1,837	4,500
Income and mining tax expense (recovery)	(g)	2,046	(325)
Cumulative catch-up adjustment relating to FAS 143	(c)	—	1,743

Net income — Canadian GAAP		$56,743	$(6,798)

Net income per share — basic and diluted		$0.54	$(0.20)

  (l)
  Reconciliation of Consolidated Cash Flows

		For the year ended December 31
	Notes	2004	2003
Operating activities
Cash provided by operating activities per US GAAP		$49,525	$4,253
Difference in net income between US GAAP and Canadian GAAP		8,864	12,700
Amortization	(f)	(533)	(533)
Future income and mining taxes	(g)	(2,046)	325
Unrealized gain on derivative contracts	(a)	2,020	346
Cumulative catch-up adjustment relating to FAS 143	(c)	—	(1,743)
Dilution gain on issuance of shares by subsidiary	(d)	(1,837)	(4,500)
Other		—	(127)

Cash flows provided by operating activities per Canadian GAAP		$55,993	$10,721

Investing activities
Cash used in investing activities per US GAAP		$(94,832)	$(105,907)

Cash flows used in investing activities per Canadian GAAP		$(94,832)	$(105,907)

Financing activities
Cash provided by financing activities per US GAAP		$21,173	$5,439
Interest on convertible debentures charged to deficit	(f)	(6,468)	(6,468)

Cash flows provided by (used in) financing activities per Canadian GAAP		$14,705	$(1,029)

Effect of exchange rate changes on cash and cash equivalents (US and Canadian GAAP)		205	215

Net decrease in cash and cash equivalents during the year		(23,929)	(96,000)
Cash and cash equivalents, beginning of year		56,934	152,934

Cash and cash equivalents, end of year per Canadian GAAP		$33,005	$56,934

Other operating cash flow information:
Interest paid during the year		$6,999	$7,750
Income, mining and capital taxes paid during the year		$222	$2,887

ITEM 19.    EXHIBITS

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description	Page Number
1.01	Bylaws of the Company and Articles of Amalgamation of the Company, incorporated by reference to the (incorporated by reference to Exhibit 99F to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).	*
4.01	Credit Agreement (incorporated by reference to Exhibit 4 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).	*
4.02	Form of Trust Indenture (incorporated by reference to exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100902) filed with the SEC on November 8, 2002).	*
4.03	Form of Warrant Indenture (incorporated by reference to exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100850) filed with the SEC on November 6, 2002).	*
11.01	Code of Ethics (incorporated by reference to Exhibit 99E to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).	*
12.01	Certification Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)(Sean Boyd).	110
12.02	Certification Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)(David Garofalo).	111
13.01	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).	112
13.02	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo).	113
15.01	Notice of Annual and Special Meeting of Common Shareholders and Management Proxy Circular dated March 21, 2005.	114
15.03	Consent of Independent Registered Public Accounting Firm	146

Such exhibits and other information filed by the Company with the SEC are available to shareholders upon request at the SEC's public reference section or may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, U.S.A.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AGNICO-EAGLE MINES LIMITED
Toronto, Canada March 22, 2005	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
PRELIMINARY NOTE
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
Gold PM Fix (US$/Oz)
Silver PM Fix (US$/Oz)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Summary Of Significant Accounting Policies
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except per share amounts, unless otherwise indicated) December 31, 2004
SIGNATURES