Form 20-F/A
period 2003-12-31
AGNICO EAGLE MINES LTD
filed 2005-05-20
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

i

EXPLANATORY NOTE

        This Amendment No. 2 on Form 20-F/A (the "Form 20-F") amends the Annual Report on Form 20-F/A for the year ended December 31, 2003 filed on January 18, 2005 (the "Amended Filing"), which amended and replaced the Annual Report on Form 20-F filed on May 18, 2004 (the "Original Filing"). Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") has filed this Form 20-F in response to comments received from securities regulators regarding the disclosure in the Amended Filing. While the Amended Filing updated the Original Filing to reflect certain 2004 operating data and 2005 budget information, neither the Amended Filing nor this 20-F reflects financial results for the financial year ended December 31, 2004. This 20-F does not update any results or information from that contained in the Amended Filing. Accordingly, you should read this Form 20-F together with the Amended Filing and other documents that we have filed with the Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC") subsequent to the date of the Original Filing, including the Company's Annual Report on Form 20-F for the year ended December 31, 2004, which includes the Company's financial results for such period. Information in such reports and documents updates and supersedes certain information contained in this Form 20-F. The filing of this Form 20-F shall not be deemed an admission that the Original Filing or the Amended Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

PRELIMINARY NOTE

        Incorporation by Reference:    This Form 20-F sets out only those items of and exhibits to the Company's Annual Report on Form 20-F/A for the year ended December 31, 2003 to which amendments have been made and hereby incorporates by reference from the Amended Filing all items and exhibits from the Amended Filing that are not set out herein or attached hereto.

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

        Forward-Looking Information:    Certain statements in this Form 20-F and the documents incorporated herein by reference as Exhibits 99C and 99D constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and other metals produced by the Registrant; industry capacity; the ability of the Registrant to implement its business strategy; and changes in, or the failure to comply with, government regulations (especially safety and environmental laws and regulations). See also "Item 3: Key Information — Risk Factors", under the subheadings "Recent Losses", "Dependence on the LaRonde Division", "Metal Price Volatility", "Uncertainty of Production Estimates", "Cost of Exploration and Development Programs", "Total Cash Costs of Gold Production at the LaRonde Mine", "Restrictions in the Bank Credit Facility", "Risk of Acquisitions", "Competition for and Scarcity of Mineral Lands", "Uncertainty of Mineral Reserve and Mineral Resource Estimates", "Mining Risks and Insurance", "Laws and Regulations", "Currency Fluctuations", and "Interest Rate Fluctuations".

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

This document and documents incorporated by reference herein use the terms "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

This document and documents incorporated by reference herein use the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This document and documents incorporated by reference herein present certain measures, including "total cash cost per ounce" and "minesite cost per ton", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the closest measures recognized under US GAAP see "Results of Operations — Production Costs" in Exhibit 99C to this Form 20-F. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

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

Metal Price Volatility

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by its Board of Directors, the Company may review this practice on a project by project basis, making use of hedging strategies where appropriate to ensure an adequate return to shareholders on new projects. In addition, in accordance with the Company's revolving bank credit facility, the Company has purchased put options to ensure projected revenues from sales of gold are sufficient to reasonably ensure that the Company will be in compliance with the financial and other covenants of the facility. See "Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations — Risk Profile" on pages 12 to 15 of Exhibit 99C to this Form 20-F for more details of the Company's hedging activities. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions, and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total costs and remains at such a level for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. The prices received for the Company's byproducts (zinc, silver and copper) affect the Company's ability to meet its targets for total cash cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally implements hedging strategies to mitigate the effects of fluctuating byproduct metal prices.

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

        Total cash cost is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP (see the information set out under the caption "Results of Operations — Production Costs" on pages 4 to 7 of Exhibit C to this 20-F for a reconciliation of total cash costs per ounce and minesite costs per ton to their closest GAAP measure).

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

        Second, the Company believes that it is one of the lowest total cash cost producers in the North American gold mining industry. Although total cash cost per ounce of gold was $269 for 2003, this increased level resulted, in part, from the rescheduling of stope mining sequencing required as a result of the rock fall that occurred during the first quarter of 2003. For 2004, the Company's total cash cost per ounce of gold is estimated to have been between $75 and $85, due principally to higher gold production, higher net byproduct revenue resulting from increased production, higher byproduct metal prices and the elimination of the production royalty on an area of the mine that is mined out. The Company has achieved significant improvements in these measures through the strength of its byproduct revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status. For 2005, the Company expects total cash cost per ounce of gold produced to be between $135 and $145.

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

        The milling complex consists of a grinding, gravity, copper flotation, zinc flotation, and a precious metals recovery circuit and refinery. A copper concentrate containing approximately 75% of the gold and by product silver and copper is recovered. The zinc flotation circuit produces a zinc concentrate containing approximately 5% of the gold. The remaining 20% is recovered partly by the gravity circuit (5%) and the precious metals circuit including a new refinery using the Merrill Crowe process (15%) and shipped as doré bars. Both the zinc and copper flotation circuits consist of a series of column and mechanical cells that sequentially increase the zinc concentrate and copper concentrate quality. In 2003, zinc recoveries averaged 78.2% with peak monthly recovery rates exceeding 82.5% on a daily basis (83.1% on a monthly basis). Zinc concentrate quality has averaged over 53.25% zinc. Copper recoveries have averaged over 80.3%, however, with peak monthly recovery rates of 86.2% on a monthly basis. Copper concentrate quality averaged 17.1% for the year. In the first three quarters of 2004, zinc recoveries averaged 84.0% with high and low monthly recovery rates approximately 85.1% and 80.7%, respectively, and copper recoveries averaged 78.8%, with high and low monthly recovery rates of 83.1% and 72.3%, respectively. Copper concentrate quality averaged 14.7% for the first three quarters of 2004.

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

        The following table sets out the metal recoveries, concentrate grades and contained metals for the 2.449 million tons of ore extracted by the Company at the LaRonde Division in 2003.

		Copper Concentrate (63,037 tons produced)		Zinc Concentrate (111,747 tons produced)
	Head Grades					Doré Produced (000s)	Overall Metal Recoveries	Payable Production (000s)
		Grade	Recovery	Grade	Recovery
Gold	0.11 oz/t	2.40 oz/t	57.63%	0.22 oz/t	9.57%	62.1 oz	91.51%	236.7 oz
Silver	2.16 oz/t	44.16 oz/t	47.93%	6.97 oz/t	14.74%	924.6 oz	82.79%	3,953 oz
Zinc	3.10%	7.43%	—	53.25%	78.19%	—	78.19%	100,337 lbs
Copper	0.55%	17.10%	80.30%	—	—	—	80.30%	20,131 lbs

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

        The following table summarizes Zone 20 North's contribution to the LaRonde Mine's mineral resource (see "Note to Investors Concerning Estimates of Mineral Resources"):

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

Goldex Project

        The Goldex Project is an exploration property held under 22 claims, totalling approximately 661.7 acres. The Goldex property is located in Val d'Or, Quebec and is accessible by provincial highway. The claims are renewable every second year upon payment of a small fee. The Company has a 100% working interest in the Goldex property. The Goldex property is made of three claim blocks: the Probe block (ten claims, 302.4 acres); the Dalton block (one claim, 25.7 acres); and the Goldex Extension block (11 claims, 333.6 acres). The Goldex Extension Zone, which is the gold deposit on which the Company is currently focusing its exploration and development efforts, was discovered in 1989 on the Goldex Extension claim block (although a small portion of the deposit is interpreted to occur on both the Dalton and Probe claim blocks). Probe Mines Ltd. holds a 5% net smelter return royalty interest on the Probe claim block. Should commercial production commence on the Dalton claim, 18,000 shares of the Company will be issued to the estate of John Michael Dalton Jr. The Goldex Extension block claims are subject to a 20% net profits royalty interest in favour of Explorations Ormico Ltée and a 1% net smelter return royalty interest in favour of Donald, Bernard, Marlin and Christine Charlebois.

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

Note:

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

        The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors, which only permits investment of excess cash balances in short-term money market instruments of the highest credit quality. Based on historical market data and the 2003 LIBOR range, the Company believes that a 10% change in interest rates is reasonably likely in 2004.

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

Exhibit Index

Exhibit No.	Description	Sequential Page Number
4
	Credit Agreement (incorporated by reference to Exhibit 4 to the Registrant's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on January 18, 2005).	*
99A	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd)	*
99B	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo)	*
99C	2003 Audited Annual Financial Statements and Management's Discussion and Analysis (prepared in accordance with US GAAP)	*
99D
	Notice of Annual and Special Meeting of Common Shareholders and Management Proxy Circular dated March 31, 2004 (incorporated by reference to Exhibit 99D to the Registrant's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on January 18, 2005).	*
99E
	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99E to the Registrant's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on January 18, 2005).	*
99F
	Articles and By-Laws (incorporated by reference to Exhibit 99F to the Registrant's Annual Report on Form 20-F/A for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on January 18, 2005).	*

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
Toronto, Canada May 20, 2005
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
Toronto, Canada May 20, 2005

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
Toronto, Canada May 20, 2005

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTE
PRELIMINARY NOTE
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURES
CERTIFICATION
CERTIFICATION