Form 20-F/A
period 2004-12-31
AGNICO EAGLE MINES LTD
filed 2005-12-15
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Date of event requiring this shell company report                         .

Commission file number: 1-13422

AGNICO-EAGLE MINES LIMITED
 (Exact name of Registrant Specified in its Charter)

Not Applicable

(Translation of Registrant's Name or Organization)

Ontario, Canada

(Jurisdiction of Incorporation or Organization)

145 King Street East, Suite 500
Toronto, Ontario, M5C 2Y7

(Address of Principal Executive Offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares without par value (Title of Each Class)	The Toronto Stock Exchange and the New York Stock Exchange (Name of Each Exchange on Which Registered)
Securities registered or to be registered pursuant to Section 12(g) of the Act
Share Purchase Warrants (Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Convertible Subordinated Debentures due 2012 (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

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

Item 17    ☐            Item 18    ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934):

Yes    ☐            No    ☒

Item 19. Exhibit Index

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit No.	Description
1.01*	Bylaws of the Company and Articles of Amalgamation of the Company, incorporated by reference to the (incorporated by reference to Exhibit 99F to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.01*	Credit Agreement (incorporated by reference to Exhibit 4 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.02*	Form of Trust Indenture (incorporated by reference to exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100902) filed with the SEC on November 8, 2002).
4.03*	Form of Warrant Indenture (incorporated by reference to exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100850) filed with the SEC on November 6, 2002).
11.01*	Code of Ethics (incorporated by reference to Exhibit 99E to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
12.01**	Certification Pursuant to Section 302 of The Sarbanes-Oxley Act Of 2002
12.02**	Certification Pursuant to Section 302 of The Sarbanes-Oxley Act Of 2002
13.01**	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).
13.02**	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo).
15.01*	Notice of Annual and Special Meeting of Common Shareholders and Management Proxy Circular dated March 21, 2005.
15.02*	Consent of Independent Registered Public Accounting Firm.
15.03**	Consent of Independent Registered Public Accounting Firm.

*
Not Filed herewith. In accordance with Rule 12b-32 promulgated pursuant to the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which are incorporated by reference herein.

**
Filed herewith.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AGNICO-EAGLE MINES LIMITED
Toronto, Canada December 14, 2005
	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

Exhibit No.	Description
1.01*	Bylaws of the Company and Articles of Amalgamation of the Company, incorporated by reference to the (incorporated by reference to Exhibit 99F to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.01*	Credit Agreement (incorporated by reference to Exhibit 4 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
4.02*	Form of Trust Indenture (incorporated by reference to exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100902) filed with the SEC on November 8, 2002).
4.03*	Form of Warrant Indenture (incorporated by reference to exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100850) filed with the SEC on November 6, 2002).
11.01*	Code of Ethics (incorporated by reference to Exhibit 99E to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).
12.01**	Certification Pursuant to Section 302 of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code) (Sean Boyd)
12.02**	Certification Pursuant to Section 302 of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code) (David Garofalo)
13.01**	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).
13.02**	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo).
15.01*	Notice of Annual and Special Meeting of Common Shareholders and Management Proxy Circular dated March 21, 2005.
15.02*	Consent of Independent Registered Public Accounting Firm.
15.03**	Consent of Independent Registered Public Accounting Firm.

*
Not Filed herewith. In accordance with Rule 12b-32 promulgated pursuant to the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which are incorporated by reference herein.

**
Filed herewith.

QuickLinks

SIGNATURES