Form 20-F
period 2005-12-31
AGNICO EAGLE MINES LTD
filed 2006-03-28
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Share Purchase Warrants (Title of Class)	The Toronto Stock Exchange and the Nasdaq National Market (Name of exchange on which registered)

        Securities for which this is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

97,836,954 Common Shares as of December 31, 2005

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    ☒            No        ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act.

Yes    ☐            No    ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒            No    ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

        Large Accelerated Filer ☒        Accelerated Filer ☐        Non-Accelerated Filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    ☐            Item 18    ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes    ☐            No    ☒

*
Omitted pursuant to General Instruction E(b) of Form 20-F.

i

**
Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

ii

PRELIMINARY NOTE

        Currencies:    Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F are stated in United States dollars ("US dollars", "$", or "US$"), except where otherwise indicated. Certain information in this Form 20-F is presented in Canadian dollars ("C$"). See "Item 3: Key Information — Selected Financial Data — Currency Exchange Rates" for a history of exchange rates of Canadian dollars into US dollars.

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

        Forward-Looking Information:    Certain statements in this report constitute "forward-looking statements": within the meaning of the United States Private Securities Litigation Reform Act of 1995 and provisions of Canadian provincial securities laws. These forward-looking statements relate to, among other things, our plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "may", "will", "should", "could", "would", "expects", "anticipates", "believes", "plans", "intends", or other variations of these terms or comparable terminology. Forward-looking statements in this report include, but are not limited to, the following:

  •
  the Company's outlook for 2006;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

  •
  anticipated trends for prices of gold and byproducts mined by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of future mining costs, cash costs, minesite costs and other expenses;

  •
  estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof;

  •
  statements as to the projected development of certain ore deposits, including estimates of exploration, development and other capital costs and estimates of the timing of such development or decisions with respect to such development;

  •
  estimates of reserves and resources, and statements regarding anticipated future exploration and feasibility study results;

  •
  the anticipated timing of events with respect to the Company's minesites, including the newly acquired Suurikuusikko and Pinos Altos projects;

  •
  the anticipated timing of the Company obtaining advance possession of the Riddarhyttan shares that it does not own and the completion of the compulsory acquisition of such shares;

  •
  estimates of future costs and other liabilities for environmental remediation; and

  •
  other anticipated trends with respect to the Company's capital resources and results of operations.

        Such forward-looking statements reflect the Company's views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in "Item 3. Key Information — Risk Factors". Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

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

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This document presents certain measures, including "total cash cost per ounce" and "minesite cost per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the closest measures recognized under US GAAP see "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

        The following selected financial data for each of the years in the five-year period ended December 31, 2005 are derived from the consolidated financial statements of Agnico-Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company's operating and financial review and prospects set out in Item 5 of this Form 20-F, the consolidated financial statements and the notes thereto set out in Item 18 of this Form 20-F and other financial information included elsewhere in this Form 20-F.

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in thousands of US dollars, US GAAP basis, other than share and per share information)
Income Statement Data
Revenues from mining operations	241,338	188,049	126,820	108,027	96,043
Interest and sundry income	4,996	655	2,775	1,943	5,752

	246,334	188,704	129,595	109,970	101,795

Production costs	127,365	98,168	104,990	75,969	67,009
Loss on derivative financial instruments	15,396	—	—	—	—
Exploration and corporate development	16,581	3,584	5,975	3,766	6,391
Equity loss in junior exploration company	2,899	2,224	1,626	—	—
Amortization	26,062	21,763	17,504	12,998	12,658
General and administrative	11,727	6,864	7,121	5,530	4,461
Provincial capital tax	1,352	423	1,240	829	1,551
Interest	7,813	8,205	9,180	7,341	12,917
Foreign exchange (gain) loss	1,860	1,440	72	(1,074)	(336)

Income (loss) before income and mining taxes (recoveries)	35,279	46,033	(18,113)	4,611	(2,856)
Income and mining taxes (recoveries)	(1,715)	(1,846)	(358)	588	2,862

Income before cumulative catch-up adjustment	36,994	47,879	(17,755)	4,023	(5,718)
Cumulative catch-up adjustment related to asset retirement obligations	—	—	(1,743)	—	—

Net income (loss)	36,994	47,879	(19,498)	4,023	(5,718)

Net income (loss) before cumulative catch-up adjustment per share — basic	0.42	0.56	(0.21)	0.06	(0.09)

Net income (loss) per share — basic and diluted	0.42	0.56	(0.23)	0.06	(0.09)

Weighted average number of shares outstanding — basic	89,029,754	85,157,476	83,889,115	70,821,081	61,333,630
Weighted average number of shares outstanding — diluted	89,512,799	85,572,031	83,889,115	71,631,263	61,333,630
Total common shares outstanding	97,836,954	86,072,779	84,469,804	83,636,861	67,722,853
Dividends declared per common share	0.03	0.03	0.03	0.03	0.02
Balance Sheet Data (at end of period)
Mining properties (net)	661,196	427,037	399,719	353,059	301,221
Total assets	976,069	718,164	637,101	593,807	393,464
Long-term debt	131,056	141,873	143,750	143,750	151,081
Reclamation provision and other liabilities	16,220	14,815	15,377	5,043	4,055
Shareholders' equity	655,067	470,226	400,723	397,693	198,426

Currency Exchange Rates

        All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. The following tables present, in Canadian dollars, the exchange rates for the US dollar, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal

Reserve Bank of New York (the "Noon Buying Rate"). On March 20, 2006, the Noon Buying Rate was US$1.00 equals C$1.1627.

	Year Ended December 31,
	2005	2004	2003	2002	2001
High	1.2703	1.3970	1.5750	1.6128	1.6023
Low	1.1507	1.1775	1.2923	1.5108	1.4933
End of Period	1.1656	1.2034	1.2923	1.5800	1.5925
Average	1.2115	1.3017	1.4012	1.5704	1.5519

	2006		2005
	February	January	December	November	October	September
High	1.1577	1.1726	1.1736	1.1960	1.1887	1.1880
Low	1.1379	1.1436	1.1507	1.1656	1.1657	1.1607
End of Period	1.1379	1.1436	1.1656	1.1670	1.1796	1.1607
Average	1.1489	1.1572	1.1615	1.1815	1.1774	1.1777

Risk Factors

Dependence on the LaRonde Division

        The Company's mining and milling operations at the LaRonde Division account for all of the Company's gold production and will continue to account for all of its gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling at the LaRonde Division could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, the Company's ongoing development of the LaRonde Mine involves the exploration and extraction of ore from new areas and may present new or different challenges for the Company. Based on current infrastructure, the LaRonde Mine has an estimated mine life of approximately seven years; however gold production at the LaRonde Mine is expected to begin to decline commencing in 2008. Unless the Company can successfully bring into production the Goldex property, the LaRonde II project, the Lapa property, the Suurikuusikko property, the Pinos Altos property or its other exploration properties or otherwise acquire gold producing assets prior to 2008, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs at the LaRonde Division will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

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

	2005	2004	2003	2002	2001
High price ($ per ounce)	538	454	417	350	293
Low price ($ per ounce)	411	375	323	278	256
Average price received ($ per ounce)	449	418	368	312	273

        On March 20, 2006, the London P.M. Fix was $555.75 per ounce of gold.

        Based on 2006 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from 2005 market average prices are as follows:

Income per share
Gold	$0.06
Zinc	$0.04
Silver	$0.03
Copper	$0.02

        Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

Recent Losses

        Although the Company reported net income for the years ended December 31, 2004 and 2005, it incurred net losses in 2003 and in each of the five years prior to 2002. For a discussion of the factors contributing to the financial performance of the Company, see "Item 5. Operating and Financial Review and Prospects". The Company's profitability depends on the price of gold, gold production, total cash costs, the prices and production levels of byproduct zinc, silver and copper and other factors discussed in this section of the Form 20-F. Substantially all of these factors are beyond the Company's control and there can be no assurance that the Company will sustain profitability in the future.

Uncertainty of Production Estimates

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, fires or flooding. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

        A rock fall that occurred in two production stopes during the first quarter of 2003 led to an initial 20% reduction in the Company's 2003 gold production estimate from 375,000 ounces to 300,000 ounces. Production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further reduction in the production estimate by 21%. Final gold production in 2003 was 236,653 ounces. In 2004, higher than expected dilution in lower levels of the mine led to actual gold production for the year of 271,567 ounces, below the initial production estimate of 308,000 ounces. In the first quarter of 2005, increased stress levels in the sill pillar area below Level 194 required three production sublevels to be closed for rehabilitation for a period of six weeks. Production from these sublevels was delayed and replaced by ore extracted from the upper levels of the mine that have relatively lower gold content. The lower gold content of this ore, together with higher than budgeted dilution, resulted in actual gold production in 2005 being 241,807 ounces, approximately 38,000 ounces less than the Company's original forecast of 2005 production of 280,000 ounces.

Financing of Additional Capital Requirements

        The exploration and development of the Company's properties, including continuing exploration and development projects in the Abitibi region of Quebec and the recently acquired Suurikuusikko project in Finland and Pinos Altos project in Mexico and the construction of mining facilities and commencement of mining operations at the Goldex property will require substantial capital expenditure. In addition, the Company will have further capital requirements to the extent it decides to expand its present operations and exploration activities or construct new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Also, the Company may incur major unanticipated expenses related to exploration, development or mine construction or maintenance on its properties. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties. Historically, the Company has financed its expenditures through a combination of offerings of equity and debt securities, bank borrowing and cash flow generated from operations at the LaRonde Mine and the Company expects to use such sources of funds to finance its anticipated expenditures. However, additional financing may not be available when needed or if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

Cost of Exploration and Development Programs

        The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

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

        Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs" for reconciliation of total cash costs per ounce and minesite costs per tonne to their closest US GAAP measure.

Risks of Acquisitions

        The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business, and may expose the

Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to increased risk of leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its recently amended bank credit facility to raise additional debt financing provided that it complies with certain covenants including that no default under the credit facility has occurred and is continuing, the terms of such indebtedness are no more onerous to the Company than those under the credit facility and the incurrence of such indebtedness would not result in a material adverse change in respect of the Company, the LaRonde Mine or the Goldex mine project. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Foreign Operations

        The Company's operations have recently been expanded to include advanced exploration projects in Finland and northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operation base in Canada. These risks and uncertainties vary from country to country and include, but are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company will have to comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health and safety requirements.

        Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        In addition, the Company has no significant operating experience in Finland, Mexico or internationally. While the Company believes Finland and Mexico to be generally supportive of mining activity, these countries operate under significantly different laws and regulations and there exist cultural and language differences between these countries and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of its operations in the Abitibi region of Quebec. There can be no assurance that difficulties associated with the Company's expanded foreign operations can be successfully managed.

Restrictions in the Bank Credit Facility

        The Company's recently amended $150 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets, or make expenditures relating to property secured under the credit agreement that are inconsistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the bank credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts of principal or interest owing under the bank credit facility, if an event of default under the bank credit facility occurs, the Company would be unable to draw down on the facility, or if amounts were drawn down at the time of the default, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine, the El Coco property and the Goldex mine project. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

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

Uncertainty of Mineral Reserve and Mineral Resource Estimates

        The figures for mineral reserves and mineral resource presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resource. Such figures have been determined based on assumed gold prices and operating costs. The Company has estimated proven and probable mineral reserves based on a $405 per ounce gold price, which is the three-year average daily price. Gold prices have generally been above $405 per ounce since the beginning of 2004, however for the five years prior to that the market price of gold was generally below $405 per ounce. Based on the metals price and exchange rate assumptions used in the Company's 2006 production estimates, a 10% decrease in the gold price would result in an approximately 5% decrease on average in proven and probable gold reserves. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

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

        In the first quarter of 2004, two accidents claimed the lives of an employee and a contract miner. Quebec's Commission de la santé et de la sécurité du travail completed an investigation into these accidents, and the Company paid fines totalling C$27,500 in respect of these accidents. In January 2005, an accident claimed the life of an employee. The Commission de la santé et de la sécurité du travail has ruled that the accident was due to human error, and the Company expects no fines or further sanctions in respect of this accident.

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

        In January 2003, the Company received a notice of infraction from the Quebec Ministry of the Environment in connection with a controlled discharge of water of excess toxicity, which was carried out over a three-month period in the summer of 2002. The purpose of the discharge was to establish favourable construction conditions for the increase of tailings pond capacity in the autumn of 2002. No fine was payable in respect of the notice of infraction, however, the notice required production of a report detailing the causes of algae proliferation at the LaRonde Mine, which was delivered in 2003. In March 2005, the Company received a further notice of infraction in connection with a controlled discharge made under a federal transitional discharge permit during the third and fourth quarters of 2004. In September 2005, the Company received a notice of infraction relating to excess daphnia toxicity and exceeding the permitted average monthly concentration of suspended solids in the polishing pond. The Ministry has indicated that no fines or other sanctions will be imposed on the Company in connection with these notices of infraction.

        Under mine closure plans submitted to, and accepted by, the Minister of Natural Resources in Quebec (the "MNR"), the estimated reclamation costs for the LaRonde Division and the Bousquet property are approximately $18 million and $3 million respectively. Every five years mine closure plans must be amended to reflect any changes in circumstances surrounding a property and resubmitted to the MNR. These amended reclamation plans are subject to approval by the MNR and there can be no assurance that the MNR will not impose additional reclamation obligations with attendant higher costs. In addition, the MNR may require that the Company provide financial assurances to support such plans. At December 31, 2005, the Company had an asset retirement obligation of $12.6 million, with $6.4 million allocated for the LaRonde Division and $6.2 million allocated for Bousquet.

        Prior to January 1, 2003, reclamation costs were accrued on an undiscounted unit-of-production basis, using proven and probable reserves as the base. On this basis, the Company recorded its annual reclamation provision for the LaRonde Division at approximately $5 per ounce of gold produced. Effective January 1, 2003, the

Company adopted the provisions of Financial Accounting Standards Board Statement No. 143 relating to asset retirement obligations, which applies to long-lived assets such as mines. This standard requires companies to recognize the present value of reclamation costs as a liability in the period in which the legal obligation is incurred. The application of the new provisions resulted in the Company recording a one-time, net of tax, non-cash charge of $1.7 million on January 1, 2003 reflecting the cumulative effect of adopting this standard.

Currency Fluctuations

        The Company's operating results and cash flow are significantly affected by changes in the Canadian dollar/US dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating and capital costs are in Canadian dollars. The Canadian dollar/US dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2001 to December 31, 2005, the Noon Buying Rate fluctuated from a high of C$1.6128 per $1.00 to a low of C$1.1507 per $1.00. Historical fluctuations in the Canadian dollar/US dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2006 after-tax operating results, a 10% change in the average annual Canadian dollar/US dollar exchange rate would affect net income by approximately $0.09 per share. To mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. In addition, the Company's expenditures at the Suurikuusikko project and the Pinos Altos project will be denominated in Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Interest Rate Fluctuations

        Fluctuations in interest rates can affect the Company's results of operations and cash flows. While the Company's recently redeemed 4.50% convertible subordinated debentures due 2012 were issued at a fixed rate of interest (though swapped for variable rate payments), the Company's bank debt and cash balances are subject to variable interest rates and thus are subject to risks inherent with interest rate fluctuations.

Potential Unenforceability of Civil Liabilities and Judgments in the United States

        The Company is incorporated under the laws of the Province of Ontario, Canada. All but one of the Company's directors and officers and certain of the experts named in this Form 20-F are residents of countries other than the United States. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons that are obtained in a United States court. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec and exploration and development activities in Canada, Finland, the western United States and Northern Mexico. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation in 1972, the Company has produced over 3.9 million ounces of gold. For a definition of terms used in the following discussion, see "— Property, Plant and Equipment — Mineral Reserve and Mineral Resource".

        The Company believes it is currently one of the lowest total cash cost producers in the North American gold mining industry. In 2005, the Company produced 241,807 ounces of gold at a total cash cost of $43 per ounce, net of revenues received from the sale of silver, zinc and copper byproducts. For 2006, the Company expects total cash costs per ounce of gold produced to be approximately $50. These expected higher costs compared to 2005 are due to lower assumed byproduct metals prices than those realized in 2005 and a reduction in the contribution of foreign exchange hedging activities. See "Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-US GAAP measure total cash costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties in the Abitibi region of Quebec in which the LaRonde Mine, the Goldex mine project and the Lapa property are situated, with a view to increasing annual gold production and gold mineral reserve. In addition, the Company will continue exploration and development at its recently acquired Suurikuusikko property in northern Finland and at the Pinos Altos project in northern Mexico. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas or Europe.

        The Company's principal operating divisions are the LaRonde Division, the Goldex Division, the Regional Division and the Exploration Division. The LaRonde Division consists of the LaRonde Mine and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine, with its single production shaft (the "Penna Shaft"), currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Division has produced almost 2.9 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 2,250 metres, which the Company believes makes it the deepest single-lift shaft in the Western Hemisphere. Production was expanded at the LaRonde Mine to 6,350 tonnes of ore treated per day in October 2002 and the milling complex has been operating well above this level for the last two years. An extensive surface and underground exploratory drilling program to delineate additional mineral reserve began in 1990 and is continuing. The program successfully outlined several ore zones and a large mineral resource to the east of what was, at the time, the main production shaft. As at December 31, 2005, the LaRonde Division (including the project at LaRonde to access the Company's mineral reserve base located outside the Penna Shaft infrastructure (the "LaRonde II" project)) had established proven and probable mineral reserves of approximately 5.3 million ounces of contained gold.

        The Company's Goldex Division is focused on the construction and development of the Goldex deposit.

        The Company's Regional Division conducts all mining activities in northwestern Quebec, including the development and management of the Company's advanced projects in the Abitibi region other than the LaRonde Mine, but including the LaRonde II project. The Regional Division is also responsible for the Company's operations in respect of the Lapa, Bousquet and Ellison projects and supplies technical services for the Company's international projects.

        The Company's Exploration Division focuses primarily on the identification of new mineral reserve, mineral resource and development opportunities in the proven producing regions of Canada, with a particular emphasis on northwestern Quebec. The Company currently directly manages exploration on 68 properties in central and eastern Canada and 13 properties in the United States, including properties acquired from Contact Diamond Corporation (formerly Sudbury Contact Mines Limited) ("Contact Diamond") in September 2004. The Company's Reno, Nevada exploration office, acquired in that transaction, is focused on evaluating exploration opportunities in the United States and northern Mexico. An administrative office has been opened in Chihuahua, Mexico. The Company's operations in Finland and Mexico are conducted through separate subsidiaries.

        In addition, the Company continuously evaluates opportunities to make strategic acquisitions. In the second quarter of 2004, the Company acquired a 13.8% ownership interest in Riddarhyttan Resources AB ("Riddarhyttan"), a Swedish company that was, until November 2006, listed on the Stockholm Stock Exchange. In December 2004, the Company raised its ownership level to 14% of Riddarhyttan's outstanding shares through participation in a rights offering made by Riddarhyttan. In May 2005, the Company initiated a tender offer (the "Offer") for all of the issued and outstanding shares of Riddarhyttan that it did not own and, in November 2005, the Company completed the Offer. As consideration for the Riddarhyttan shares acquired under the Offer, the Company issued 10,023,882 of its shares and paid an aggregate of $1,420 in cash to Riddarhyttan shareholders. Agnico-Eagle, through its wholly-owned subsidiary, Agnico-Eagle Sweden AB, currently holds 102,880,951 shares of Riddarhyttan representing approximately 97.3% of the outstanding shares and has initiated a compulsory acquisition procedure under Swedish law for the remaining 2.7% of the Riddarhyttan shares that it does not hold. The Company expects that, in accordance with Swedish practice relating to public share-for-share offers, the purchase price for the remaining Riddarhyttan shares will generally be equal to the price paid to Riddarhyttan shareholders under the Offer. The Company expects to obtain advance possession of these shares in the second half of 2006. Advance possession means that the Company will be entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder.

        Riddarhyttan is a precious and base metals exploration and development company with a focus on the Nordic region of Europe. Riddarhyttan, through its wholly owned subsidiary, Suurikulta AB, is the 100% owner of the Suurikuusikko gold deposit, located approximately 900 kilometres north of Helsinki near the town of Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area consists of approximately 16,000 hectares with similar Precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec.

        In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Peñoles S.A. de C.V. ("Peñoles") to acquire the Pinos Altos project in northern Mexico. The Pinos Altos project is located on an approximately 11,000 hectare property in the Sierra Madre gold belt, roughly 225 kilometres west of the city of Chihuahua in the state of Chihuahua in northern Mexico. Under the exploration and option agreement, the Company was required to spend $2.8 million on a 16,800 metre diamond drilling program. In December 2005, the length of time in which the Company could exercise its option to acquire Peñoles' 100% interest in the Pinos Altos project was extended and, in February 2006, the Company exercised the option. Under the terms of the exploration and option agreement, the purchase price was stipulated as $65 million, comprised of $32.5 million in cash and 2,063,635 shares of the Company. The transaction closed in escrow on in March 15, 2006. The escrow will be released five business days after the satisfaction of certain requirements relating to the Mexican environmental authorities' acceptance of the transfer by Peñoles to the Company of its environmental impact statement authorization relating to the Pinos Altos project. If satisfaction of these requirements has not occurred within 60 days following March 15, 2006 or such later date to which the Company and Peñoles may mutually agree, the Company may terminate the exploration and option agreement.

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

        Effective February 11, 1999, two subsidiaries of the Company, Sudbury Contact Mines, Limited and Silver Century Explorations Ltd. ("Silver Century"), amalgamated pursuant to a court-approved plan of arrangement to form Contact Diamond. The Company has an approximate 39.4% interest in Contact Diamond. Contact Diamond is a junior exploration and development company with diamond properties in Ontario, Quebec, Nunavut and the Northwest Territories. Contact Diamond is incorporated under the laws of the Province of Ontario and is listed on the Toronto Stock Exchange (the "TSX").

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

        First, the Company and its predecessors have over three decades of continuous gold production, experience and expertise in metals mining. The Company's operations and exploration and development projects are located in areas that are supportive of the mining industry. The Company's mine is located in one of North America's principal gold-producing regions.

        Second, the Company believes that it is one of the lowest total cash cost producers in the North American gold mining industry with total cash costs per ounce of gold produced at $43 for 2005. The Company has achieved significant improvements in this measure through the strength of its byproduct revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status. For 2006, the Company expects total cash cost per ounce of gold produced to be approximately $50.

        Third, the Company's existing operations at the LaRonde Division provide a sound economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and the development of the recently acquired projects in Finland and northern Mexico. The experience gained through building and operating the LaRonde Mine, along with the LaRonde Mine's extensive infrastructure, are expected to support the development of new projects including the Lapa property, the construction of the Goldex mine project, and the LaRonde II project.

        Fourth, the Company's senior management team has an average of approximately 20 years of operating and exploration experience in the mining industry. Management's significant experience has been instrumental in the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Division is expected to benefit the Company's current expansion program in the Abitibi region, Finland and northern Mexico.

        The Company believes it can benefit not only from the existing infrastructure at its mine, but also from geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Division to each of its existing and future properties.

        The Company continues to focus its resources and efforts on the exploration and development of its properties in the Abitibi region of Quebec and Finland and northern Mexico with a view to increasing annual gold production and gold mineral reserve. The Company is evaluating, among others, the Lapa property, and the LaRonde II project as potential growth opportunities in the Abitibi region. LaRonde's proven and probable gold mineral reserves as at February 22, 2006 on contained gold basis were 1,625,825 ounces, including replacement of 241,807 ounces of gold mined (after mill recoveries and smelter charges). As a result, the LaRonde Division's current proven and probable mineral reserve (including LaRonde II) is estimated to contain approximately

5.3 million ounces of gold, 54.6 million ounces of silver, almost 1.8 billion pounds of zinc and over 275 million pounds of copper. In July 2005, based on an independently reviewed feasibility study, the Company decided to start construction of a mine at the Goldex property. Also, at the Lapa project, the Company's other advanced development project in the Abitibi region, the Company commenced a 870 metre deep shaft sinking project. At LaRonde II, a feasibility study has been completed and is currently undergoing independent review. The independent review is scheduled to be completed in the second quarter of 2006. Based on the results of this study, the Company will determine whether to construct new, deeper infrastructure to access the almost 3.7 million ounces of probable gold reserves indicated to be potentially economic by pre-feasibility studies, but outside the reach of current infrastructure. At the Company's Surrikuusikko project in northern Finland, estimated probable mineral reserves are 13.7 million tonnes grading 5.26 grams per tonne, and work in 2006 will continue on resource conversion, testing the deposit at depth and along strike. These results will be incorporated into a feasibility study that is expected to be ready to be submitted for independent review in the second quarter of 2006. At the Pinos Altos project in northern Mexico, work will continue on deep exploration and resource conversion in the Santo Niño, Cerro Colorado and Oberon de Weber zones in anticipation of preparing a feasibility study in respect of the property.

        The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company believes that it has been able to acquire control of exploration properties at favourable prices. The Company's approach to property acquisition has evolved to include joint ventures and partnerships and the acquisition of producing properties and, more recently, has evolved to include acquisition of properties outside of Canada and the United States.

        Expenditures on the expansion of the LaRonde Mine and exploration and development in the surrounding region in the last three fiscal years were $70 million, $53 million and $44 million, respectively. The 2005 expenditures include $42 million of capital expenditures at the LaRonde Mine, approximately $1 million at the LaRonde II project, $13 million for the development of the Lapa property and $14 million for the development of the Goldex property. Budgeted 2006 exploration and capital expenditures of $117 million consist of $82 million on construction of a mine at the Goldex property, $10 million of sustaining capital expenditures at the LaRonde Mine, $13 million on projects relating to the LaRonde II project and $12 million at the Lapa property. The financing for these expenditures is expected to be from internally generated cash flow from operations and from the Company's existing cash balances. Depending on the success of the exploration programs at this and other properties, the Company may be required to make additional capital expenditures for exploration, development and preproduction.

        Agnico-Eagle mitigates the likelihood and potential severity of the various risks it encounters in its day to day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of efforts to ensure the safety of employees, industrial accidents can occur. In the first quarter of 2005, an accident claimed the life of an employee. Quebec's Commission de la santé et de la sécurité du travail completed an investigation into this accident and determined that the accident was caused by human error and the Company expects no further fines or sanctions in connection with the accident. The Company previously paid C$27,500 in fines relating to two fatalities at the LaRonde Mine in January 2004. Other than the investigations discussed above, no regulatory or other action has been initiated against the Company in connection with these industrial accidents. The Company's LaRonde Mine remains one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

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

Canada

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

        In Quebec, mining rights are governed by Mining Act (Quebec). In 1966, the mining concession system set out for Crown lands containing mineralized zones by the Mining Act (Quebec) was replaced by a system of claims and mining leases. A claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land, providing it pays the annual lease fees set by Quebec government regulations, which range from C$37 to C$85 per hectare. In Quebec, in order to retain title to mining claims, in addition to paying a small bi-annual rental fee, exploration work (or an equivalent value cash payment) has to be completed in advance (either on the claim or on adjacent claims) and filed with the Quebec Ministry of Natural Resources. The amount of exploration work (and bi-annual rental fee) required bi-annually ranges from $500 to $2,500 per claim (the rate is fixed by Quebec Government regulations). Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of 10 years.

        The Company believes it holds all necessary claims, mining leases and environmental permits necessary for its mining operations and is reliant on these claims, leases and permits for its continued operations. The Company is currently unaware of any issues that would affect the validity of its claims, mining leases and environmental permits in the near future.

Finland

        Mining legislation in Finland consists of the Mining Act and the Mining Decree. In Finland any individual, corporation, or foundation having its principal place of business or central administration within the European Economic Area is entitled to the same rights to carry out prospecting, to stake a claim and to exploit a deposit as any Finnish citizen or corporation.

        The Ministry of Trade and Industry ("MTI") is primarily responsible for mining legislation and administration as well as granting concessions. If there are no impediments to granting a claim, the MTI is obliged to grant the applicant a prospecting licence. The MTI has no power of discretion as to the material merits of the mining operation. A prospecting licence, which is in force for two to five years, depending on the scope of the search for mineable minerals, gives the holder the right to examine the area in order to determine the size and scope of the deposit. In order to obtain the rights to the mineable minerals located on the claim, the claimant must apply to the MTI for the appropriation of a mining patent. When the mining patent procedure has become final (i.e., unappealable) regarding all matters other than compensation, the MTI must issue the mining operator a mining certificate which gives the holder the right to fully exploit all mineable minerals found in the mining patent.

        Mining operations must be carried out in accordance with a number of laws and regulations concerning conservation and environmental protection issues. Under the Environmental Protection Act mining activities require an environmental permit which is issued either for a definite or for an indefinite period of time. The Act is based on the principles of prevention and minimising of damages and hazards, application of the best available technology, application of the best environmental practice and "polluter pays".

        The Act on Compensation for Environmental Damage includes provisions on the compensation for damage to a person or property resulting from pollution of water, air or soil, noise, vibration, radiation, light, heat or smell, or other similar nuisance caused by an activity carried out at a fixed location. This Act is based on the principle of strict liability, that is liability without fault if the causal relation between the activity and the damage can be established.

        In addition to the environmental permit, mining operators require several other permits and obligations under environmental protection legislation.

        According to the Land Use and Building Act, the buildings and constructions required in mining will require building permits. Furthermore, according to the Act on Environmental Impact Assessment Procedure, certain projects always require compliance with an environmental impact assessment procedure. These include major projects with a considerable impact on the environment, such as the excavation, enrichment and handling of metals and other minerals in cases where the excavated material is estimated to exceed 550,000 tonnes annually. A permit authority may not give its approval to an activity covered by the scope of the Act on the Environmental Impact Assessment Procedure without having taken an environmental impact assessment report into consideration.

Mexico

        Mining in Mexico is subject to the Mining Law, a federal law. Under the Mexican Constitution, all minerals belong to the Mexican Nation. Private parties may explore and extract them pursuant to mining concessions granted by the executive branch of the Mexican Federal Government, as a general rule to whoever first claims them. While the Mining Law touches briefly upon labour, occupational or worker health and safety standards, these are primarily dealt with by the Federal Labour Law, also a federal statute. The Mining Law also briefly addresses environmental matters, which are primarily regulated by the General Law of Ecological Balance and Protection of the Environment, also of federal jurisdiction.

        The primary agencies with jurisdiction over mining activities are the Ministry of the Economy, the Ministry of Labor and Social Welfare and the Ministry of the Environment and Natural Resources. The National Water Commission has jurisdiction regarding the granting of water rights, and the Ministry of Defense as concerns the use of explosives.

        Concessions are for 50 years, renewable once. The main obligations to keep them current is the semiannual payment of mining duties (taxes), based on the surface of the concession, and the performance of work in the areas covered by the concessions, which is evidenced by minimum expenditures or by the production of ore.

Organizational Structure

        The Company's only significant subsidiaries are Riddarhyttan, a Swedish company that was, until November 2005, listed on the Stockholm Stock Exchange, Agnico-Eagle Sweden AB, a wholly owned Swedish company through which the Company holds its interest in Riddarhyttan, and Suurikulta AB, a Swedish company through which Riddarhyttan holds its interest in the Suurikuusikko project. The Company, through Agnico-Eagle Sweden AB, holds approximately 97.3% of Riddarhyttan shares and, in November 2005, initiated a compulsory acquisition procedure under Swedish law to acquire the remaining 2.7% of shares outstanding. The Company expects to obtain advance possession of these shares in the second half of 2006. Advance possession means that the Company will be entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder. See "— History and Development of the Company" and "— Property, Plant and Equipment — Riddarhyttan (Suurikuusikko Project)".

        The Company's acquisition of the Pinos Altos project in northern Mexico was made through its wholly-owned Mexican subsidiary, Agnico Eagle S.A. de C.V. Riddarhyttan Resources Oy provides services in connection with the Company's operations at the Suurikuusikko project in Finland. The Company's operations in the United States are conducted through Agnico-Eagle (USA) Limited.

        The Company's only significant associate is Contact Diamond (formerly Sudbury Contact Mines Limited), a public company listed on the TSX under the symbol "CO". The Company has an approximate 39.4% interest in Contact Diamond. Contact Diamond is an exploration and development company with diamond properties in Ontario, Quebec, Nunavut and the Northwest Territories. Contact Diamond is a corporation incorporated under the laws of the Province of Ontario. Historically and until August 31, 2003, Contact Diamond had been a subsidiary of the Company. However in 2003, through a series of equity financings, Contact Diamond became more financially independent and the Company's ownership was diluted to less than 50%. Accordingly, the Company no longer had a controlling financial interest in Contact Diamond and therefore ceased consolidating Contact Diamond's operations with its own. The Company now uses the equity method to account for its interest in Contact Diamond. Each member of Contact Diamond's management team (other than Matthew Manson, its President and Chief Executive Officer and Graham Long, its Vice-President, Exploration, a former employee of the Company) is also a member of the management team of the Company, three of its directors are also directors of the Company (including two directors of the Company who are also officers of the Company), and one of its directors is also an officer of the Company. In total, three of the seven officers of the Company are also officers of Contact Diamond.

        The following chart sets out the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's operating subsidiaries and related holding companies:

Property, Plant and Equipment

Abitibi Properties

        The LaRonde Mine, the Goldex mine project and the Lapa, Bousquet and Ellison properties are located in the Abitibi region of northwestern Quebec. The Abitibi region is characterized by its availability of experienced mining personnel. The climate of the region is continental and the average annual rainfall is 64 centimetres and the average annual snowfall is 318 centimetres. The average monthly temperatures range from a minimum of -23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year round without interruption due to weather conditions. However, in 2002 high underground temperatures due to extreme summer heat caused delay in development activity in lower portions of the LaRonde Mine.

Location Map of Abitibi Properties

LaRonde Division Property

        The Company's LaRonde Division consists of the LaRonde property, and the adjacent El Coco and Terrex properties (collectively the "LaRonde Mine"), each of which is 100% owned and operated by the Company. The LaRonde Mine is situated approximately 60 kilometres west of the City of Val d'Or in northwestern Quebec (approximately 650 kilometres northwest of Montreal, Canada) in the municipalities of Preissac and Cadillac. The LaRonde Mine can be accessed from either Val d'Or or Rouyn-Noranda, which are located approximately 60 kilometres east and west of the LaRonde Mine, respectively, via Quebec provincial highway No. 117. The LaRonde Mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde Mine. The elevation is 337 metres above sea level. All of the LaRonde Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. Water used in the LaRonde Mine's operations is sourced from Lac Preissac and is transported approximately four kilometres to the mine site through a surface pipeline.

        The LaRonde Mine operates under mining leases obtained from the Quebec Ministry of Natural Resources and under certificates of approval granted by the Quebec Ministry of the Environment. The LaRonde property consists of 35 contiguous mining claims and one provincial mining lease and covers in total approximately 884.1 hectares. The El Coco property consists of 22 contiguous mining claims and a provincial mining lease and covers in total approximately 356.7 hectares. The Terrex property consists of 20 mining claims that cover in total approximately 408.4 hectares. The mining leases on the LaRonde and El Coco properties expire in 2008 and 2021, respectively, and are automatically renewable for three further ten-year terms on payment of a small fee. The Company also has two surface rights leases covering approximately 122.3 hectares that relate to the water pipeline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

        The LaRonde Mine includes underground operations at the LaRonde and El Coco properties that can both be accessed from the Penna Shaft, a mill, treatment plant, secondary crusher building and related facilities. The El Coco property was acquired from Barrick Gold Corporation ("Barrick") in June 1999 and is subject to a 50% net profits interest in future production from approximately 500 metres east of the LaRonde property boundary. The remaining 1,500 metres is subject to a 4% net smelter return royalty. This area of the property is now substantially mined out and the Company did not pay royalties in 2004 or 2005 and does not expect to pay royalties in 2006. In 2003, exploration work started to extend outside of the LaRonde property on to the Terrex property where a down plunge extension of the 20 North gold zone was discovered. The Terrex property is subject to a 5% net profits royalty to Delfer Gold Mines Inc., a 1% of the net smelter return royalty to Breakwater Resources Ltd. and a 2% of the net smelter return royalty to Barrick. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property.

Mining and Milling Facilities

        The LaRonde Mine was originally developed utilizing a 1,207 metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to the 25th Level of Shaft #1 and then continues down to Level 227 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 down to a depth of 525 metres and was used to mine Zones #6 and #7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to the 6th Level (approximately 280 metres). A third shaft (the Penna Shaft) located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 7 and 6.

        Four mining methods have historically been used at the LaRonde Mine: open pit for the three surface deposits, sublevel retreat, longitudinal retreat with cemented backfill, and transverse open stoping with both cemented and unconsolidated backfill. The primary source of ore at the LaRonde Mine continues to be from underground mining methods. During 2005, two methods were used: longitudinal retreat with cemented backfill and transverse open stoping with both cemented and unconsolidated backfill. In the underground mine, sublevels are driven at 30 metre and 40 metre vertical intervals, depending on the depth. Stopes are undercut in 15 metre panels. In the longitudinal method, panels are mined in 15 metre sections and backfilled with 100% cemented rock fill or paste fill. In the transverse open stoping method, 50% of the ore is mined in the first pass and filled with cemented rock fill or paste fill from the paste backfill plant completed in 2000 and located on the surface at the processing facility. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock fill or paste backfill.

        Currently, water is treated at various facilities at the LaRonde Division. Prior to the water entering the tailings pond system, cyanide is removed at a cyanide destruction facility using a sulphur dioxide (Inco) process. A secondary treatment plant located between the #1 and #2 polishing ponds uses a peroxysilica process to complete the cyanide destruction process. In addition, water with higher than permissible acidity is treated by lime in the mill complex prior to being released to the environment. In the first quarter of 2004, in response to revised Federal mining effluent regulations, the Company completed and commissioned a new water treatment plant that reduces tailing effluent toxicity immediately prior to discharge. The plant uses a new biological treatment process to treat water from ore milling. At the end of March 2004, treated water released from the plant successfully passed a toxicity test. In 2004, high water levels at the tailings pond at LaRonde caused by above average rainfall, overcast conditions and the retention of excess water in the tailings pond prior to completion of the water treatment plant were mitigated by a discharge of slightly toxic water under a transitional discharge permit from Environment Canada. In March 2005, the Company received a notice of infraction from the Quebec Ministry of the Environment relating to the discharge. In 2004, to increase the capacity in the tailings pond and treatment process, the Company installed a coffer dam in the tailings pond to provide extra capacity and initiated construction on a second phase expansion of the water treatment plant to further increase treatment capacity. The second phase of the plant was completed in December 2004. Biomass build-up was completed and the second phase was fully operational in the second quarter of 2005. Expenditures for this second phase expansion were $4.2 million.

        Retention of excess water in the tailings pond complex prior to commissioning the second phase of the water treatment plant caused concentrations of contaminants in the pond water to almost double. As a result, the flowrate at the plant had to be reduced from design values to process the higher contaminant concentrations. Accordingly, treatment of the accumulated water in the tailings pond proceeded at a slower pace than expected, and in 2005 the Company raised the tailings pond dikes by three metres to ensure the continued safe operation of the tailings pond complex. In conjunction with consultants, the Company is further researching the physical, biological and chemical processes taking place during the treatment process so that it may increase treatment flowrate and achieve stable treatment performance. This optimisation work will continue in 2006. In June 2005, the effluent discharge from the tailings pond failed the toxicity test for daphnia for a one week period and exceeded the permitted the monthly average suspended solids concentration. A notice of infraction was issued to the mine on these two counts in September 2005. The Quebec Ministry of the Environment has indicated to the Company that it will not impose fines or other sanctions in connection with the notice of infraction.

        Tailings are stored in a tailings pond covering an area of approximately 119 hectares and waste rock is stored in two waste rock piles with a combined volume of approximately 1.43 million cubic metres. The Company holds mining claims to the northeast, to the east and to the southeast of the tailings ponds that would allow expansion of the tailings ponds and the establishment of additional waste disposal areas.

        Surface facilities at the LaRonde Mine include a processing plant with a daily capacity of 6,350 tonnes of ore, which has been expanded four times from the original 1,630 tonnes of ore treated per day rate. The expansion to 6,350 tonnes per day was completed in October 2002 and the milling complex has been operating well above this level for the past two years. This expansion consisted of additions to the grinding and precious metals circuits and modifications to the copper and zinc flotation circuits. An ore handling system was completed at the end of 1999. It included a truck dump linked by a new conveyor gallery to a coarse ore bin with a capacity of 4,500 tonnes. The coarse ore bin feeds a semi-autogenous (SAG) mill that was installed at the end of 1999. Ore from the Penna Shaft is transported to the ore handling facility by 32 tonne trucks.

        The milling complex consists of a grinding, copper flotation, zinc flotation, and a precious metals recovery circuit and refinery. A copper concentrate containing, approximately 60% of the gold plus byproduct silver and copper is recovered. The zinc flotation circuit produces a zinc concentrate containing approximately 9% of the gold. The remaining 22% is recovered by the precious metals circuit, including a refinery using the Merrill Crowe process, and it is shipped as doré bars. Both the zinc and copper flotation circuits consist of a series of column and mechanical cells that sequentially increase the zinc concentrate and copper concentrate quality. In 2005, zinc recoveries averaged 83% and zinc concentrate quality averaged 54% zinc. In 2005, copper recoveries averaged 77% and copper concentrate quality averaged 12% for the year.

        Since 1991, gold recoveries have averaged over 93%. During 2005, gold recoveries averaged approximately 91%. In 2005, silver recoveries averaged 85%. During 2005, the mill processed approximately 2.67 million tonnes of ore, averaging approximately 7,297 tonnes of ore treated per day and operating over 94% of available time.

        The following table sets out the metal recoveries, concentrate grades and contained metals for the 2.977 million tonnes of ore extracted by the Company at the LaRonde Division in 2005.

		Copper Concentrate (64,943 tonnes produced)		Zinc Concentrate (166,986 tonnes produced)
	Head Grades					Doré Produced	Overall Metal Recoveries	Payable Production (000s)
		Grade	Recovery	Grade	Recovery
Gold	3.11 g/t	80.6 g/t	63.1%	3.8 g/t	7.7%	48,374 oz	90.8%	241,807 oz
Silver	77.5 g/t	1,585 g/t	50.1%	186 g/t	15.0%	1,108,822 oz	84.8%	4,831,000 oz
Zinc	4.06%	8.8%	—	53.9%	83.2%	—	83.2%	76,545 t
Copper	0.39%	12.4%	76.9%	—	—	—	76.9%	7,378 t

Development

        In 2005, a total of 12,170 metres of lateral development was completed. Development was focused on stope preparation of the 2005 and 2006 mining blocks, especially the preparation of the new lower mine production horizon (Level 224). Also, the Company completed construction of a ramp between the upper and lower mining horizons of the Penna Shaft that provides the Company with continuous ramp access from the surface to Level 227. In mid 2005, development activity related to exploration had reached its target of 285 metres to the west of the boundary between the LaRonde and Bousquet properties. The focus of the development activity was to define the western limit of Zone 20 North at depth and to acquire additional information on the high grade polymetallic zone of Zone 20 North at depth and to the west.

        In 2006, a total of 9,520 metres of lateral development is planned. The main focus is the same as last year (stope preparation). Also the company plans to develop down to Level 236 and prepare the access to Zone 20 South on two levels (Level 209 and Level 212). Finally, the company will start a ramp up from Level 98 to Level 94. There is no exploration drift planned in 2006, as planned exploration activity will be done from the existing infrastructure.

Geology and Diamond Drilling

        Geologically, the LaRonde Mine property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Sub-Province and the Pontiac Sub-Province within the Superior Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake fault zone (the "CLL Fault Zone") marking the contact between the Abitibi and the Pontiac sub-provinces, located approximately 2 kilometres to the south of the LaRonde property.

        The geology that underlies the LaRonde Mine consists of three east-west trending, steeply south dipping and generally southward facing regional lithological units (geological Groups). The units are, from north to south: (i) 400 metres of the Kewagama Group which is made up of thick band of interbedded wacke; (ii) 1,500 metres of the Blake River Group, a volcanic assemblage which hosts all the known economic mineralisation on the property; and (iii) 500 metres of the Cadillac Group, made up of thick band of wacke interbedded with pelitic schist and minor iron formation.

        Zones of strong sericite and chlorite alterations, which enclose massive to disseminated sulphide mineralization (in which gold, silver, copper and zinc are mined at the LaRonde Mine) follow steeply dipping, east-west trending, anastomosing shear zone structures within the Blake River Group volcanic units from east to west across the property. These shear zones comprise a larger structure, the Doyon-Dumagami Structural Zone, which hosts several important gold occurrences (including the Doyon gold mine and the former Bousquet mines) and has been traced for over 10 kilometres within the Blake River Group from the LaRonde Division property westward to the Mouska gold mine.

        The gold bearing zones at the LaRonde Division are lens-shaped aggregates of disseminated, stringer through to massive, aggregates of coarse pyrite with a copper, zinc and silver content. Ten zones that vary in size from 50,000 to 40,000,000 tonnes have been identified, of which eight are believed to be economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also enhanced locally where closely spaced north-south fractures cut the pyrite lenses.

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

        Compared to the mineral reserve estimate as of December 31, 2004, on a tonnage basis, the LaRonde Division's combined proven and probable mineral reserve decreased by 0.6% to 36.7 million tonnes in 2005. The 36.7 million tonnes of mineral reserves includes the replacement of 2.7 million tonnes that were mined in 2005. The Company's ability to sustain its level of proven and probable mineral reserve was primarily due to continued successful exploration results at depth.

        The exploration program was expanded in 2004 after the property boundary constraints were removed with the Company's acquisition of the Bousquet and Terrex properties in 2003. In 2005, drilling continued mining stope definition of Zone 20 North, Zone 7 and Zone 20 South at LaRonde and was also focused on mineral resource conversion in order to prepare for the feasibility study of the LaRonde II project. Reserves and resources above Level 245 are considered to be part of the LaRonde I deposit, those below such level are considered to be part of the LaRonde II deposit. One objective of the LaRonde II project exploration program in 2005 was to test Zone 20 North at depth and to the west. Other goals of the exploration program were to continue the conversion of mineral resource to mineral reserve at depth in the Zone 20 North portion of LaRonde II, to confirm potential higher grade core at depth, to define the recently discovered polymetallic zone at depth to the west and to test for the extension of Zone 20 South at depth and to the west. The results of the exploration program were incorporated into the LaRonde II feasibility study that is currently undergoing independent review. This independent review is expected to be complete in the second quarter of 2006. A summary of the diamond drilling completed on the LaRonde Mine property is set out below:

	Number of Holes Drilled		Length Drilled (m)
LaRonde Target for Diamond Drilling	2005	2004	2005	2004
Production Stope Delineation	231	180	10,485	10,936
Definition	75	54	11,568	7,575
Deep Exploration (LaRonde II, Zone 20 North)	53	41	23,025	30,147
TOTAL	359	275	45,078	48,658

        The combined cost of the diamond drilling at the LaRonde Mine was approximately $2.8 million in 2005 (including $0.9 million in definition drilling expenses charged to operating costs at the LaRonde Mine and also the cost of the Level 215 exploration drift and services). The total cost of exploration incurred since production started at the LaRonde Mine in 1988 is estimated to be over C$60 million. Expenditures on exploration and studies for LaRonde II (Zone 20 North at depth) were $1.9 million in 2005 and are expected to be $1.7 million in 2006.

        Agnico-Eagle currently controls almost 32 kilometres along the Cadillac-Bousquet belt both east and west of the LaRonde Mine, much of which remains unexplored at depth. Access to a portion of this property holding provided by the LaRonde Mine's underground infrastructure will facilitate further exploration.

        Zone 20 North has developed into what the Company believes is one of the largest gold bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. The following table summarizes Zone 20 North's contribution to the LaRonde Mine's mineral reserve:

Proven and Probable Mineral Reserves
Total LaRonde Property	36,701,918 tonnes
Zone 20 North	34,888,489 tonnes

        The following tables summarizes Zone 20 North's contribution to the LaRonde Mine's mineral resources (see "Note to Investors Concerning Estimates of Mineral Resources"):

Measured and Indicated Mineral Resources
Total LaRonde Property	4,576,673 tonnes
Zone 20 North	3,670,742 tonnes

Inferred Mineral Resource
Total LaRonde Property	5,182,238 tonnes
Zone 20 North	4,499,372 tonnes

        Zone 20 North initially occurs at a depth of 700 metres below surface and has been traced down to a depth of 3,100 metres below surface. With increased access on the lower levels of the mine (i.e., Levels 170, 194, 215 and 218), the transformation from a "zinc/silver" ore body to a "gold/copper" deposit continued during 2004. Most of the definition drilling was conducted from Levels 170 and 218. In 2005, deep exploration drilling for the LaRonde II Project was principally conducted from Level 215, the deepest exploration drift at the Penna Shaft.

        Zone 20 North can be divided into an upper zinc/silver-enriched zone and a lower gold/copper-enriched zone. The zinc zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 600 metres, with thicknesses varying from 3 metres to 30 metres. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. This is the same historical relationship noted at Shaft #1's Main Zone. At depth, the massive sulphide lens becomes richer in gold and copper. During 2005, 2.5 million tonnes of ore grading 3.07 grams of gold per tonne, 78.7 grams of silver per tonne, 0.4% copper and 4.1% zinc were mined from Zone 20 North.

        The 2005 drilling program continued testing Zone 20 North at depth and to the west. The purpose of this drilling was to continue the resource to reserve conversion process and provide additional information for the LaRonde II feasibility study. Drilling was also conducted in 2005 using the underground infrastructure available from the Company's Bousquet property. For 2005, three main areas of drilling were conducted, including testing potential extensions of mineralization at depth on the Ellison property from the 9th Level, and drilling from the bottom of the Bousquet Shaft continued.

        Drilling results in 2005 continued to delineate and increase the size of the gold ore body at depth, however, the eastern and western boundaries of the deposit have been almost fully delineated, though the deposit remains open at depth. During 2005, 46 drill holes were completed at depth. The drill holes were widely dispersed and continued to focus on further definition of the polymetallic zone as well as the conversion from resource to reserves on the remainder of the deposit. Three of the most significant results of the year were obtained from drill holes 3215-106E, 3215-108A and 3215-117. These drill holes intersected the following values:

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 41.43 g/t)	Silver (g/t)
Drill Hole		From:	To:			Copper (%)	Zinc (%)
3215-106E	14.5	1068.4	1085.7	8.62	2.46	0.07	0.04
3215-108A	19.6	996.0	1025.5	8.71	51.83	0.73	0.25
3215-117	17.3	944.9	969.0	9.08	21.87	0.34	0.03

        Another significant result was obtained in drill hole 3215-114, located at 3,085 metres depth and 1,077 metres west of the Penna Shaft, which intersected strong alteration but no significant gold values. This zone is within sericitized and silicified andalusite bearing felsic unit with 10-20% disseminated to banded pyrite.

This result appears to indicate that drilling has reached an isolated low-grade sector within the Zone 20 North at depth, as seen in the LaRonde I deposit.

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 41.43 g/t)	Silver (g/t)
Drill Hole		From:	To:			Copper (%)	Zinc (%)
3215-114	2.8	1170.6	1175.4	1.44	1.24	0.02	0.01

        Historically, increased drill hole density has improved initial mineral reserve and mineral resource estimates based on widely spaced drill holes usually drilled from the shaft stations. Ultimately development within the ore zones has confirmed the original estimates.

        Zone 20 South is located approximately 150 metres south of Zone 20 North. It consists of at least two known disseminated to massive sulphide gold/copper/zinc-bearing lenses made up of 80% to 90% pyrite, 5% to 10% sphalerite and 1% to 3% chalcopyrite. The Zone 20 South horizon has been traced over a vertical distance of 1,615 metres and a horizontal distance of up to 255 metres, with a mineralized thickness varying from 3 metres to 12 metres. The El Coco property contains the eastern extension of Zone 20 South. The current mineral reserve position on Zone 20 South on the LaRonde property is 129,000 ounces and on the El Coco property is negligible (180 ounces). In 2005, approximately 9,336 tonnes grading 3.78 grams of gold per tonne were mined from Zone 20 South on the LaRonde property.

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

  •
  Mineralization is continuous down to Level 154 (1,540 metres below surface). Economic mineralization reoccurs at the Level 170 horizon (1,700 metres below surface) and is open at depth. Mineralization has been traced to a depth of 2,377 metres.

        Zone 20 South will require significantly more delineation drilling. Zone 20 South will be drilled from the Level 215 exploration drift, resulting in shorter drill holes and significantly tighter drill spacing. In 2004, 23 drill holes were completed in Zone 20 South below Level 215. The results were highly erratic and generally poor. Limited drilling was completed on Zone 20 South during 2005. The results continued to be poor and confirmed the decision not to develop the zone at depth. Additional drilling will be conducted in 2006; however the current results do not justify an economic evaluation.

Capital Projects and Expansion

        In 2004, the Company commissioned a water treatment plant that reduces tailing effluent toxicity immediately prior to discharge. The Company completed construction on a second phase expansion of the water treatment plant to further increase treatment capacity in December 2004. The second phase was fully operational in the second quarter of 2005. In 2004, the Company initiated ramp development between Level 215 and Level 236. The Company completed the ramp development between the upper and lower mining horizons and, at the end of 2005, continuous ramp access was available from surface down to Level 227 of the Penna Shaft.

        In 2005, the Company completed a feasibility study in respect of LaRonde II. The feasibility study is undergoing an independent review, which is expected to be completed during the second quarter of 2006. The study incorporates the latest drilling results at depth, as well as the latest reserve estimate. During 2005, rock mechanic experts evaluated the potential geomechanical issues associated with deep mining at LaRonde II and issued recommendations. These recommendations were addressed in the feasibility study with the intent of reducing the overall level of risk associated with deep mining.

        The Company made capital expenditures of $70 million in 2005 on the expansion of the LaRonde Mine and exploration and development of the surrounding region. The 2005 expenditures include $42 million of capital expenditures at the LaRonde Mine, approximately $1 million at the LaRonde II project, $13 million for the development of the Lapa property and $14 million for the development of the Goldex property. Budgeted 2006 exploration and capital expenditures of $117 million consist of $82 million on construction of a mine at the Goldex property, $10 million of sustaining capital expenditures at the LaRonde Mine, $13 million on projects relating to LaRonde II and $12 million on the underground program at the Lapa property. During 2006, the Company plans exploration expenditures on grassroots exploration projects of approximately $12 million.

Mineral Reserve and Mineral Resource

        The information set forth below with respect to the mineral reserves at the LaRonde Division, Bousquet, Ellison, Goldex, Lapa, Suurikuusikko and Pinos Altos properties has been prepared by the following qualified people in accordance with the Canadian Securities Administrators' National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("National Instrument 43-101"):

Property	Qualified person responsible for mineral reserve estimates
LaRonde Division	Marc Ruel, P.Geo., Chief Geologist, LaRonde Division
Bousquet and Ellison	Normand Bédard, P.Geo., Senior Geologist, Regional Development Division
Goldex	Carl Pelletier, P. Geo, Consulting Geologist
Lapa	Christian D'Amours, P.Geo., Consulting Geologist
Suurikuusikko	Normand Bédard, P.Geo., Senior Geologist, Regional Development Division
Pinos Altos	Christian D'Amours, P.Geo., Consulting Geologist

        The qualified person responsible for the LaRonde II and Suurikuusikko pre-feasibility studies is François Vézina, Ing., Manager of Technical Services for the Company. The qualified person responsible for the Goldex feasibility study is Rosaire Emond, Ing., Project Manager for the Company's Goldex Division. The qualified person responsible for the Lapa pre-feasibility study is Yves Galarneau, Ing., Project Engineer for the Company's Lapa shaft sinking project.

        The Company's Manager of Project Evaluations, Marc H. Legault, P.Eng, a "qualified person" under National Instrument 43-101, has supervised the preparation of and verified the information that forms the basis for the scientific and technical information in this Form 20-F. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

  This section uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

  This section uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.

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

        The criteria set forth in National Instrument 43-101 for reserve definitions and guidelines for classification of mineral reserve are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by Staff of the SEC ("Guide 7"). However, the definitions in National Instrument 43-101 differ in certain respects from those under Guide 7. Under Guide 7, among other things, a mineral reserve estimate must have a feasibility study and be calculated using a historic three-year average price. The Company uses historic three-year average prices to calculate its mineral reserves; however, as permitted under National Instrument 43-101, the mineral reserve estimates for the Lapa, LaRonde II and Suurikuusikko projects have been based on a preliminary feasibility study rather than a feasibility study. In addition, on the Bousquet property, no feasibility study has been completed; however this mineral reserve consists of broken ore that has already been mined and is currently stockpiled on the surface. As the grade of this ore is above the economic level to mill the material, it has been classified as proven mineral reserve. In addition to the differences noted above, Guide 7 does not recognize mineral resources. Set out below are the reserve estimates as calculated National Instrument 43-101 and Guide 7, respectively:

	National Instrument 43-101			Industry Guide 7
Property	Tonnes	Grade (g/t)	Contained Gold (oz)	Tonnes	Grade (g/t)	Contained Gold (oz)
Bousquet	18,256	1.30	763	18,256	1.30	763
Goldex	17,993	1.88	1,084	17,993	1.88	1,084
LaRonde	6,767,626	2.92	634,935	6,767,626	2.92	634,935
Total Proven Reserve	6,803,815		636,782	6,803,815		636,782

Goldex	21,374,949	2.39	1,640,294	21,374,949	2.39	1,640,294
Lapa	4,090,420	8.88	1,168,209	—	—	—
LaRonde	10,779,845	2.86	990,890	10,779,845	2.86	990,890
LaRonde II	19,154,447	5.98	3,681,527	—	—	—
Suurikuusikko	13,757,215	5.26	2,324,563	—	—	—
Total Probable Reserve	69,156,875		9,805,484	32,154,794		2,631,184

Total Proven and Probable Reserve	75,960,690		10,442,265	38,958,608		3,267,966

        National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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

        An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

        A "feasibility study" is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

        A "preliminary feasibility study" or "pre-feasibility study" is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

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

	at December 31,
LaRonde Division	2005	2004	2003
Gold
Proven(1) — tonnes	3,800,000	3,200,000	3,700,000
Average grade — gold ounces per tonne	4.21	4.80	4.71
Probable(1) — tonnes	26,100,000	24,900,000	23,500,000
Average grade — gold ounces per tonne	5.45	5.37	5.46
Zinc
Proven — tonnes	2,900,000	2,600,000	2,500,000
Average grade — gold ounces per tonne	1.27	1.03	0.95
Probable — tonnes	3,800,000	6,200,000	8,000,000
Average grade — gold ounces per tonne	0.82	1.10	1.01
Total mineral reserve — tonnes	36,700,000	36,900,000	37,700,000
Total contained gold ounces(2)	5,307,000	5,104,000	5,020,000

Tonnage information is rounded to the nearest 100,000 tonnes.

Notes:

(1)
The proven and probable mineral reserves set forth in the table above are based on net smelter return cut-off value of the ore that varies between C$39.00 per tonne and C$60.00 per tonne depending on the deposit. For instance, the C$39.00 per tonne cut-off, which is supported by LaRonde engineering reports that demonstrate that economic extraction can be justified, is applied only in respect of the recovery of gold mineralization located in a part of the LaRonde Mine immediately adjacent to zinc mineralization to which the C$60.00 per tonne cut-off applies. The zinc mineralization is economic at a cut-off grade of C$60.00 per tonne and will be extracted in the ordinary course. When the zinc mineralization is extracted, the access costs for the zinc will have been incurred. To extract the gold mineralization from this area once the adjacent zinc mineralization has been extracted, the Company will not have to incur additional access costs. As a result, the incremental cost of extracting the gold mineralization is low, and a cut-off grade of C$39.00 per tonne is appropriate. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The Company's historical metallurgical recovery rates at the LaRonde Mine from January 1, 2000 to December 31, 2005 were 92.0% for gold, 82.6% for silver, 75.4% for copper and 80.4% for zinc. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

The 2006 mineral reserve and mineral resource estimate at LaRonde was calculated using a gold price of $405 per ounce, a silver price of $6.35 per ounce, a copper price of $1.25 per pound, a zinc price of $0.51 per pound and an exchange rate of C$1.30 per $1.00. The metal and foreign exchange assumptions were changed in 2005 resulting from changes in the prices for each metal and C$/US$ exchange rate and reflect the three-year historical average initial prices and exchange rate for the three-year period ended December 31, 2005. The impact of the increase in gold price from $360 to $405 was essentially negated by the change in the C$/US$ exchange rate from C$1.42 per $1.00 to C$1.30 per $1.00. For every 10% change in the gold price, there would be an estimated 4% change in proven and probable reserves.

(2)
Represents contained gold ounces and does not include equivalent gold ounces for the byproduct metals contained in mineral reserve.

Reconciliation of LaRonde Division Mineral Reserve

        The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the LaRonde Division by category at December 31, 2005 with those at December 31, 2004.

	Proven	Probable	Total
December 31, 2004	5,891	31,044	36,935
Mined	(2,672)	—	(2,672)
Revision	3,549	(1,110)	2,439

December 31, 2005	6,768	29,934	36,702

Preparation of Scientific and Technical Data

        The personnel at the LaRonde Division utilize quality assurance procedures and assay protocols in connection with drilling and sampling that conform to industry-accepted quality control procedures. Exploration drilling is carried out on approximately a 100 metre by 100 metre pattern, whereas reserve drilling is carried out on approximately a 40 metre by 40 metre pattern. Samples are taken at regular (0.3 to 1.5 metre) intervals and assayed for gold using the fire assay method. Drill hole collar, survey and assay information used in modelling and resource estimation are manually verified by on-site geologic staff and all core sample metal grades are verified by independent assay laboratories. Factors that could affect the accuracy or reliability of the results of the sampling and assaying carried out at the LaRonde Division include uncleanliness of the coreshack area, a dirty coresaw, the lack of an unobstructed drain for water and rock cuttings during the cutting process, the inability to collect uniform representative samples of adequate size, as well as an ore core recovery of less than 100%. In cases of irregular mineralization, representative samples are sometimes chosen in order to avoid introducing a sampling bias during cutting.

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

Lapa Project

        The Lapa Project is a pre-production stage development property located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec and is accessible by provincial highway. The Lapa property is made up of the Tonawanda property, which consists of 43 mining claims totalling approximately 709.0 hectares, and the Zulapa property, which consists of one mining concession totalling approximately 93.5 hectares. In 2002, after signing an initial option agreement with Breakwater Resources and undertaking an aggressive exploration program, the Company discovered a new gold deposit almost 300 metres below the surface. In 2003, the Company purchased the Lapa property from Breakwater Resources for a payment of $8.925 million, a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. An additional $1 million is payable to Breakwater if the published inferred mineral resource at the Lapa property reaches 2.0 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2.0 million may be used by the Company as a credit to offset net smelter return royalties payable.

        Currently, the only infrastructure on the property is employed for sinking the shaft and consists of the former LaRonde shaft #1 headframe and shafthouse, which were both refurbished, a service building housing the hoist and compressors, temporary offices and settling ponds for waste water.

        In February 2003, the inferred mineral resource for the Lapa property, which consisted entirely of the Contact Zone lens, was estimated to be 2.97 million tonnes grading 8.54 grams per tonne of gold. Most of the mineralized drill holes in the Contact Zone contain visible gold. For this mineral resource estimate, high assay gold values were capped at 51.4 grams per tonne. Drilling throughout 2003 also confirmed a new zone, the Contact South Zone, immediately adjacent to the west and south of the Contact Zone. The 2003 drilling program also focused on infill drilling that resulted in the resource to reserve conversion at year end. In 2003, the Company also focused on collecting material to be used in conducting metallurgical testing and preliminary engineering and baseline environmental studies were initiated.

        In March 2005, the Company began sinking a 825 metre deep shaft at the Lapa property. At the end of 2005, the shaft had reached a depth of approximately 600 metres below surface. Completion of the 4.9 metre diameter, concrete lined shaft is expected to occur in the second half of 2006. The shaft will provide access for an underground diamond drilling program to test the depth potential of the deposit, to confirm the mining method, continuity and estimated dilution factor, to extract a 13,600-tonne metallurgical bulk sample, to validate current reserve estimates and to refine the metallurgical process. Underground diamond drilling to validate the continuity and grade of the present reserve estimate commenced in the fourth quarter of 2005. A feasibility study is anticipated to be completed by the end of 2006. The total cost of the underground development drilling and metallurgical program at the Lapa property is estimated to be $30 million, of which $12 million is expected to be incurred in 2006.

        Positive results from the first phase program would result in an extension of the shaft to a depth of approximately 1,370 metres below surface in a second phase program. Incremental capital costs to bring the project into full production after the bulk sample are currently estimated at approximately $80 million. Consideration is being given to accelerating the second phase of the shaft sinking program. Assuming no further additions to reserves and the current reserve grade, the Company envisages a 10-year mine life with full production levels in late 2008 of approximately 125,000 ounces of gold per annum at cash operating costs of approximately $200 per ounce.

        The Company envisages that the Lapa site will host the underground mining operation and the ore will be trucked to the LaRonde processing facility, which will be modified to treat, recover the gold and store the residues.

Geology and Diamond Drilling

        Geologically, the Lapa property is similar to LaRonde and is also located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Sub-Province and the Pontiac Sub-Province within the Superior Province of the Canadian Shield. The most important regional structure is the CLL Fault Zone marking the contact between the Abitibi and the Pontiac sub-provinces, which passes through the property from west to east. The CLL Fault Zone is marked by schists and mafic to ultramafic volcanic flows that comprise the Piché Group (up to approximately 150 metres in thickness). The CLL Fault Zone is generally east-west trending but on the Lapa property, it curves southward abruptly before returning to its normal trend; the flexure defines a "Z" shaped fold to which all of the lithological groups in the region conform. Feldspathic dykes cut Piché Group (more often in the sector of the fold). To the north of the Piché Group lies the Cadillac Group sedimentary Group, which consists of approximately 500 metres or more of well-banded wacke, conglomerate and siltstone with intercalations of iron formation. The Pontiac Group sedimentary rocks (up to approximately 300 metres thickness) that occur to the south of the Piché Group are similar to the Cadillac Group but do not contain conglomerate nor iron formation. Minor Protorozoic age (2.0 billion years) diabase dykes cut all of the rocks in a northwest direction.

        All of the known gold mineralization along the CLL Fault Zone is epigenetic (late) vein type and mineralization is controlled by structure; mineralization is associated with the fault zone and occurs all or immediately adjacent to the Piché Group rocks. Although gold mineralization also occurs throughout the Piché Group at Lapa, except for the Contact and Contact South zones (which comprise the Lapa Deposit), it is generally discontinuous and has low economic potential. The Contact and Contact South zones are made up of multiple quartz veins and veinlets, often smokey and anastomosing, within a sheared and altered envelope (with minor sulphides and visible gold) that is always at the contact between the Piché Group and the Cadillac Group sediments. The envelope is not always in the same volcanic unit since the Piché/Cadillac contact is discordant. The sheared envelope consists of millimetre-thick foliation bands of biotite or sericite with silica (depending on the rock type that hosts the alteration). Sericitization predominates when the zone is in sedimentary rocks while biotization and silicification predominates when the envelope affects the Piché Group volcanics. Quartz veins and millimetre-sized veinlets that are parallel to the foliation (structural fabric) account for 5% to 25% of the mineralization. Visible gold is common in the veins and veinlets but can also be found in the altered host rock. Sulphides account for 1% to 3% of the mineralization; the most common sulphide is, in order of decreasing importance, arsenopyrite, pyrite, pyrrhotite and stibnite. Graphite is also rarely observed as inclusions in smokey quartz veins.

        The Contact zone is a tabular shaped mineralized envelope that is oriented south-east and dips very steeply (-87 degrees) to the south. The economic portion of the zone has been traced from roughly 450 metres below surface to below 1,150 metres depth, has an average strike length of 350 metres and varies in thickness between 2.7 to 14.5 metres and is open at depth.

        The Contact South zone is also steeply dipping but is oriented west-northwest or slightly oblique to the Contact zone (and it intersects the Contact zone near its western extremity). The Contact South zone, located at

700 metres depth, is 200 metres long by 200 metres in height and has a thickness that varies between 2.2 and 8.2 metres.

        Drilling in 2005 concentrated on expanding the known ore bodies (Contact Zone and Contact South Zone) as well as drilling untested portions of the volcano-sedimentary contact in the eastern portion of the property. Exploration drilling, in particular drill holes 118-04-57C and 118-04-57E which tested below the lowest level of the Lapa property reserves (at approximately 1,300 metres below the surface) successfully traced the Contact Zone lens in particular to a depth of 1,390 metres and the deposit remains open for expansion at depth of 1,390 metres. The results are summarized below:

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 51.4 g/t)
Drill Hole		From:	To:
118-04-57C	6.0	1,886.7	1,892.9	7.20
118-04-57E	3.8	1,827.9	1,831.8	6.86

Mineral Reserve and Mineral Resource

        At December 31, 2005, the Lapa property contained 4.1 million tonnes of probable reserves grading 8.88 grams of gold per tonne (unchanged from December 31, 2004 due to no supplemental exploration results and no significant change in the cut-off grade).

	December 31, 2005	December 31, 2004
Gold
Probable — tonnes	4,090,000	4,090,000
Average grade — gold grams per tonne	8.88	8.88
Total mineral reserve — tonnes	4,090,000	4,090,000
Total contained gold ounces	1,168,000	1,168,000

Tonnage information is rounded to the nearest thousand tonnes.

Notes:

(1)
The 2006 mineral reserve and mineral resource estimate is unchanged from the 2005 estimate which was calculated using a gold price of $360 per ounce, metallurgical recoveries of 85.8% and an exchange rate of C$1.42 per $1.00. Although the price assumptions used to constrain the Lapa deposit wireframe models and also estimate the Lapa deposit mineral resource and reserve in 2005 are slightly lower than those used for the Company's other reserves in 2006 ($405 per ounce gold price and an exchange rate of C$1.30 per $1.00, which are both the historic three-year average prices), the 3% increase in price in Canadian dollar terms (from C$512 in 2005 to C$527 in 2006) is not significant enough to warrant a re-estimate since in addition no additional exploration information significant to the Lapa reserve was discovered in 2005. For every 10% change in the gold price, there would be an estimated 11% change in probable reserves.

For the mineral resource models, a minimum gold grade cut-off of 5.0 grams per tonne was used to evaluated drill hole intercepts that have been adjusted to respect a minimum mining width of 2.8 metres (horizontal width). Separate cut-off grades are used for the estimation of mineral reserves and mineral resources. In order to estimate the mineral reserve, a dilution factor that averaged 22.8% was applied. For the underground reserve models, the minimum in situ gold grade cut-off was 6.0 grams per tonne or 6.5 grams per tonne for the Transverse mining method and the Avoca mining method, respectively. The cost per tonne estimate for the Transverse mining method is C$60.90 and for the Avoca mining method is C$58.91. The cut-off grade used for the estimate of mineral reserves is based on the grades used in the preliminary feasibility study or feasibility study that supports the estimate of mineral reserves whereas the cut-off grade used for the estimation of mineral resources is determined by the Company based on the minimum grade of ore that has reasonable prospects for economic extraction. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve and resource figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. In addition to the mineral reserves set out above, at December 31, 2005 the Lapa property contained 0.75 million tonnes of indicated mineral resource grading 5.49 grams of gold per tonne and 1.71 million tonnes of inferred mineral resource grading 7.69 grams of gold per tonne.

(2)
For the 2005 mineral reserve and mineral resource estimate, gold assays were cut to 51.4 grams per tonne or 68.6 grams per tonne, respectively, for the Contact Zone and Contact South Zone that comprise the Lapa deposit.

Preparation of Scientific and Technical Data

        The qualified person responsible for the Lapa mineral reserves and mineral resource estimate is Christian D'Amours, P.Geo., of Service Conseil Geopointcom. All Lapa drill core has been logged and the results have been verified by Dino Lombardi, P.Geo., Senior Geologist, Exploration Division, who is fully qualified per the standards outlined in National Instrument 43-101. The Exploration Division personnel utilize quality assurance and assay protocols that conform to industry accepted quality control procedures. Exploration drilling at Lapa is carried out on approximately a 100 metre by 100 metre pattern, whereas probable reserve drilling is carried out on approximately a 80 metre by 80 metre pattern. Samples are taken consecutively at 0.3 metre to 1.5 metre intervals. The drill core selected for analysis is sawed in half with one half sent to a commercial laboratory and the other half retained for future reference. Upon reception of the assay results, the pulps and rejects are recovered and submitted to a second laboratory for check-assay purposes. The gold assaying method uses a 30-gram sample by Fire Assay or Metallic Sieve finish as requested by the project geologist. The laboratories used are Bourlamaque Assay Laboratories Ltd., Val d'Or, Quebec, and Expert Laboratories Inc., Rouyn-Noranda, Quebec.

Goldex Project

        The Goldex property is located in the municipality of Val d'Or, Quebec and is accessible by provincial highway. The elevation is approximately 275 metres above sea level. All of the Goldex project's power requirements are supplied by Hydro-Quebec through connections to its man power transmission grid. All of the water required at the Goldex project will be sourced directly by aqueduct from the Allard River immediately adjacent to the project.

        The Goldex Project is a development property held under 22 claims, totalling approximately 267.78 hectares. The claims are renewable every second year upon payment of a small fee. The Company has a 100% working interest in the Goldex property. The Goldex property is made of three claim blocks: the Probe block (ten claims, 122.38 hectares); the Dalton block (one claim, 10.4 hectares); and the Goldex Extension block (11 claims, 135.0 hectares). The Goldex Extension Zone, which is the gold deposit on which the Company is currently focusing its exploration and development efforts, was discovered in 1989 on the Goldex Extension claim block (although a small portion of the deposit is interpreted to occur on both the Dalton and Probe claim blocks). Probe Mines Ltd. holds a 5% net smelter return royalty interest on the Probe claim block. Should commercial production commence on the Goldex Project, 18,000 shares of the Company will be issued to the estate of John Michael Dalton Jr. The Goldex Extension block claims were subject to a 1% net smelter return royalty interest in favour of Donald, Bernard, Marlin and Christine Charlebois. However, in 2005, the Company acquired this interest for approximately $1.2 million.

        The surface facilities at the Goldex Project include a headframe, a surface building containing a mechanical shop, a warehouse, an office and a 790 metre deep shaft, which provides underground access. Since 1989, the Company has undertaken a major exploration program on the Goldex Extension Zone. This program included deepening the shaft from 460 metres to its current 790 metre depth, over 48,000 metres of drilling, over 2,000 metres of horizontal development, 4,150 cubic metres of slashing, 145 metres of raising and the extraction and milling of two bulk samples (33,333 tonnes in 1995 and 102,869 tonnes in 1996). Underground exploration drilling in 1997 confirmed earlier results that outlined a large zone of low-grade mineralization ranging from 18 to 23 million tonnes in size with a gold grade in the range of 2.19 to 2.47 grams per tonne (using a cutting factor of 34.29 grams per tonne).

        In 1997, the Company completed a mining study that showed that the deposit was not economically viable to mine at the then prevailing gold price using the mining approach chosen and drill-hole indicated grade. Results from the bulk sampling suggested, however, that the estimation method used may have underestimated the realized grade for the Goldex Extension Zone. However, in late 1997, in view of the then-prevailing market price of gold, the property was placed on a care and maintenance basis. In September 1998, the workings were allowed to flood. The carrying value of the Goldex Project was written down to nil in 1997.

        Throughout 2003, the Company re-evaluated the Goldex project reviewing mining methods and grade estimation methods. In February 2004, a new reserve and resource estimate was completed for the Goldex Extension Zone conforming to National Instrument 43-101 which, coupled with a new preliminary feasibility study, led to a probable reserve estimate of 1.6 million ounces of gold contained in 21.8 million tonnes of ore grading 2.37 grams of gold per tonne. In addition, the February 2004 reserve and resource estimate led to an indicated resource estimate of 1.1 million tonnes grading 2.64 grams of gold per tonne and an inferred resource estimate of 2.5 million tonnes grading 2.13 grams of gold per tonne.

        In February 2004, based on a review of the project conducted by independent engineers, the Company decided to undertake a $4.7 million underground bulk sampling program to provide additional geological and sampling information to increase the level of confidence in the gold grade. Dewatering of the underground workings was completed in 2004 in preparation for the exploration program and a bulk sample. In 2004, 28 diamond drill holes were completed for 5,940 metres and over 610 metres of development in three subvertical raises (each approximately 3 metres in diameter) were excavated over an approximate 210 metre distance along the strike of the Goldex Extension Zone. The 16,500 tonnes of ore were collected and sampled and the resultant bulk sample was processed during the first quarter 2005 and returned a grade of 2.78 grams of gold per tonne, nearly 10% higher than the grade of 2.54 grams of gold per tonne returned during the 103,000 tonne bulk sample processed in 1997.

        In February 2005, a new reserve and resource estimate was completed for the Goldex Extension Zone which, coupled with a preliminary feasibility study, led to a probable reserve estimate of 1.6 million ounces of gold contained in 20.1 million tonnes of ore grading 2.54 grams of gold per tonne. While this estimate was essentially unchanged from the previous estimate, the exploration and bulk sampling program increased the level of confidence in the project. In addition, the February 2005 reserve and resource estimate led to an indicated resource of 0.8 million tonnes grading 2.33 grams of gold per tonne and an inferred resource of 3.2 million tonnes grading 1.75 grams of gold per tonne.

        In 2005, the Goldex Extension Zone resource model was revised and a feasibility study was completed and submitted for review by an independent consultant. In July 2005, the Company approved the feasibility study and the construction of the Goldex mine. Annual gold production is expected to average 170,000 ounces over a 10-year mine life commencing in 2008. Environmental permits for the construction and operation of an ore extracting infrastructure at the Goldex project were received from the Quebec Ministry of the Environment in October 2005, and in the same month work started on the shaft collar. The Company anticipates that sinking of the new production shaft will begin in the third quarter of 2006 and that the new 5.5 metre diameter concrete lined shaft will reach a final depth of 863 metres. Underground development and construction has commenced, with access provided by existing underground workings from the existing 790-metre shaft. The Company has applied to the Quebec Ministry of the Environment for necessary permits for construction of a processing plant and tailings facilities at the Goldex Project. Plant construction is expected to commence in the second quarter of 2006. The Company expects capital expenditures at Goldex in 2006 will be approximately $82 million.

        The preproduction plans at Goldex will require a new production shaft and processing facility. Estimated capital costs to bring Goldex into production are $135 million. Approximately $75 million has been budgeted for the new shaft, underground development and construction and mining equipment while an additional $53 million has been budgeted for the processing plant and tailings facility. The remainder has been budgeted for the surface plant and working capital.

Geology

        Geologically, the Goldex property is similar to Lapa and LaRonde and is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Sub-Province, a typical granite-greenstone terrane located within the Superior Province of the Canadian Shield. The southern contact of Abitibi Sub-Province with the Pontiac Sub-Province is marked by the east-southeast trending CLL Fault Zone, the most important regional structural feature. The Goldex deposit is hosted within a quartz diorite sill, the Goldex "Granodiorite", located in a succession of mafic to ultramafic volcanic rocks that are all oriented generally west-northwest (and because the stratigraphic tops are to the South) and are geologically overturned steeply to the North (75 to 85 degrees).

        Gold mineralization at Goldex corresponds to the quartz-tourmaline vein deposit type. The Goldex gold-bearing quartz-tourmaline-pyrite veins and veinlets are the result of a strong structural control; the most significant structure directly related to mineralization is a discreet shear zone, the Goldex Mylonite, that is up to 5 metres in thickness and occurs within the Goldex Granodiorite, just south of the Goldex Extension Zone

(which hosts all of the current mineral reserves) and other gold occurrences. Oriented west-northwest and also dipping 65 to 75 degrees North (and to a lesser extent 60 to 80 degrees South), minor fracture zones (that display reverse movement, North to South) that are developed parallel but to the North of the Goldex Mylonite, control the quartz-tourmalene-pyrite vein mineralization. Three vein sets (all oriented west northwest but with different dips) are developed within the Goldex Extension Zone. The most important vein set are extensional-shear veins that dip 30 degrees South and are usually less that 10 centimetres in thickness; synchronous and conjugate with the latter veins are less abundant extensional-shear veins (also generally less than 10 centimetres in thickness) that dip 30 to 45 degrees to the North. Shear zone veins up to a metre in thickness occasionally occur within the steep North dipping fracture zones. The vein sets (and alteration associated with them) combine to form stacked envelopes up to 30 metres thick that also dip approximately 30 degrees South (parallel to the main vein orientation) but which always conform to the orientation (75 degree North dip) of the Goldex Granodiorite and the main fracture zones.

        The Goldex Extension Zone extends from 500 to 800 metres below the surface and is entirely hosted by the Goldex Granodiorite. The limits of the zone are defined by the intensity of the quartz vein stockwork envelope and assays rather than by individual veins. The zone is almost egg-shaped (flattened in the orientation of the sill) and elongated almost horizontally (also parallel to the west-northwest trending sill and fracture zones); it is over 300 metres tall by 450 metres long (in a west-northwest direction) and its thickness increases rapidly from 25 metres along the east-west edges to almost 150 metres in the centre. Exploration results have essentially delimited the Goldex Extension Zone both at its summit and at its base but is not well defined at either point (the mineralization is inferred to extend above the reserve limit for approximately 50 metres and below 800 metres depth where inferred mineralization may extend down an additional 50 metres). The Goldex Extension Zone is open to the east-southeast for approximately 300 metres.

        Strong albite-sericite alteration of the quartz-diorite (giving it a pale "granodiorite" look) surrounds the quartz-tourmaline-pyrite veins and cover almost 80% of the mineralized zone; outside of the envelopes, prior chlorite alteration affects the quartz diorite and gives it a darker grey-green colour. Occasionally enclaves of relatively unaltered medium grey-green coloured quartz diorite (with no veining or gold) are found within the Goldex Extension Zone (they are included exceptionally as internal waste to allow for a smooth shape required for mining purposes).

        Most of the gold occurs as microscopic particles that are almost always associated with pyrite (generally adjacent to grains and crystals but also 20% included in the pyrite) that occurs in the quartz-tourmaline veins and in narrow fractures in the sericite-albite altered quartz diorite (but generally immediately adjacent to the veins); less than 1.5% of the gold occurs as Calaverite (a gold telluride). Occasionally the gold particles reach to 2 to 3 millimetres in size; this coarse-sized gold fraction present at Goldex has contributed to the grade estimation problem present on the property.

Mineral Reserve and Mineral Resource

        During 2005, part of the underground development work at Goldex that was done to prepare the project for future mine production was within the Goldex Extension Zone probable mineral reserve envelope; this excavated rock was stockpiled on the surface and was assigned to proven mineral reserves (at a grade measured by sampling) whereas the extracted ore was subtracted from the probable mineral reserves. The proven reserve stockpile also contained a minor amount of sampled rock from excavations through other mineralized zones that was above the Goldex Extension Zone gold grade cut-off (1.37 grams of gold per tonne cut-off as established by the feasibility study). At December 31, 2005, the Goldex property contained 21.4 million tonnes of proven and probable reserves grading 2.39 grams of gold per tonne).

        The following table shows the Goldex property reserves as of December 31, 2005.

	December 31, 2005	December 31, 2004
Gold
Proven — tonnes	18,000	nil
Average grade — gold ounces per tonne	1.88	—
Probable — tonnes	21,375,000	20,092,000
Average grade — gold ounces per tonne	2.39	2.54
Total mineral reserve(1) — tonnes	21,393,000	20,092,000
Total contained gold ounces	1,641,000	1,627,000

Tonnage information is rounded to the nearest thousand tonnes.

Notes:

(1)
The 2006 mineral reserve and mineral resource estimate is unchanged from the 2005 estimate (except for taking into account reserves that have been extracted) which was calculated using a gold price of $360 per ounce, metallurgical recoveries of 93.6% and an exchange rate of C$1.42 per $1.00. Mining costs at Goldex were estimated to be C$18.67 per tonne. Although the price assumptions used to constrain the Goldex deposit wireframe models and to estimate the Goldex deposit mineral resource and reserve in 2005 are slightly lower than those used for the Company's other reserves in 2006 ($405 per ounce gold price and an exchange rate of C$1.30 per $1.00, which are both the historic three-year averages), the 3% increase in price in Canadian dollar terms (from C$512 in 2005 to C$527 in 2006) is not significant enough to warrant a re-estimate since in addition no additional exploration information significant to the Goldex reserve was discovered in 2005. For a 10% change in the gold price, the Company estimates there would be no change in reserves.

(2)
The cut-off grade used to evaluate drill intercepts at Goldex was 1.37 grams of gold per tonne over a minimum true thickness of approximately 15 metres. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension Zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a greater than 75% probability of exceeding the 1.37 grams of gold per tonne cut-off grade. In order to estimate the mineral reserve, a dilution factor that averaged 10.3% was applied. The cut-off grade used for the estimate of mineral reserves is based on the grades used in the feasibility study that supports the estimate of mineral reserves whereas the cut-off grade used for the estimation of mineral resources is determined by the Company based on the minimum grade of ore that has reasonable prospects for economic extraction. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve and resource figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. As at December 31, 2004, Goldex was estimated to contain 3.2 million tonnes of inferred mineral resource grading 1.92 of gold per tonne.

Reconciliation of Goldex Division Mineral Reserve

        The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Goldex Division by category as at December 31, 2004 to December 31, 2005.

	Proven	Probable	Total
December 31, 2004	0	20,092	20,092
Mined	0	0	0
Revision	18	1,283	1,301
December 31, 2005	18	21,375	21,393

Preparation of Scientific and Technical Data

        At Goldex, exploration drilling was carried out on approximately a 100 metre by 200 metre pattern whereas probable reserve drilling was carried out on approximately a 30 metre by 30 metre pattern. Core samples were taken consecutively at 0.3 metre to 1.5 metre intervals. The core selected for analysis was cut or sawed in half with one half sent to a commercial assay laboratory. Prior to 2004, 3.7 centimetre diameter, or BQ, core was used to test the Goldex Extension Zone; whereas in 2004, 4.8 centimetre diameter, or NQ, core drilling was completed at Goldex. Upon reception of the assay results, at least 10% of the pulps and rejects were sent to another laboratory for check-assay purposes. Prior to 2004, the principal gold assaying method used was either by Fire Assay with an atomic absorption of a 30 gram pulverized sub-sample or by Metallic Sieve assaying method of a 30 gram pulverized sub-sample. The principal laboratory used was Abilab Laboratories, Val d'Or,

Quebec. During the 2004-2005 program, ALS Chemex of Val d'Or Quebec completed all of the assaying of core and chip samples. The principal assaying method was by Fire Assay with an atomic absorption or gravimetric finish of a 50 gram pulverized sub-sample. In the case of visible gold, a 1000 gram pulverized sub-sample was assayed using the Total Pulverisation method.

        Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and a full discussion of the factors that may materially affect mineral reserve and mineral resources estimates may be found in the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone, Goldex Project, Val-D'Or, Quebec Canada filed with the Canadian Securities Administrators on SEDAR.

Bousquet and Ellison Properties

        The Bousquet property is located immediately west of the LaRonde property and consists of two mining leases (73.09 hectares) and 31 claims (384.85 hectares). The property, along with various equipment and other mining properties, was acquired from Barrick in September 2003 for $3.9 million in cash (including transaction costs), $1.5 million in common shares of the Company, and the assumption of specific reclamation and other obligations related to the Bousquet property. The property is subject to a 2% net smelter return royalty interest in favour of Barrick.

        The Ellison property is located immediately west of the Bousquet property and consists of eight claims (101.10 hectares). The property was acquired in August 2002 for C$0.5 million in cash and a commitment to spend C$0.5 million in exploration over four years. The commitment was fulfilled in 2004 and the property is 100% owned by the Company. The property is subject to a net smelter return royalty interest in favour of Yorbeau Resources Inc. that varies between 1.5% and 2.5% depending on the price of gold. Should commercial production from the Ellison property commence, Yorbeau Resources Inc. will receive an additional C$0.5 million in cash.

        In the first quarter of 2003, a mineral resource was estimated for the A Zone on the Ellison property conforming to National Instrument 43-101. The estimate, which used a gold price of $300 per ounce and a 3.0 grams per tonne cut-off grade, revealed an indicated mineral resource of 226,000 tonnes grading 5.5 grams of gold per tonne. With the underground exploration access provided by the Bousquet II infrastructure, an exploration program was initiated in late 2003 to test the potential of both the Ellison and Bousquet properties. As of December 2005, exploration activity on the Ellison property in the almost three and a half years of the program totalled 34 holes totalling 18,813 metres. In 2005, the two main targets were the deep extension of the Bousquet 1 corridor and the felsic volcanic package to the south. During 2005, 12 holes (for 7,407 metres) were drilled on the property from the underground on the Bousquet property. No significant results were returned. The drilling activity on the Bousquet property for the same period since 2002 totalled over 25,698 metres in 50 holes. The main target was the deep extension of the 3-1 Zone and the felsic volcanic package to the south which was thought to contain mineralization similar to that found at the Laronde Mine's Zone 20 North. In 2005, 27 drill holes were completed on the Bousquet property for almost 8,154 metres.

        In addition, in 2003, the mineral resources at the Bousquet and Ellison properties were reviewed with the possibility of mining resource blocks which could become potentially economic given the proximity of the mill facility at LaRonde. The result was the definition of a small proven mineral reserve on the Bousquet property (86,000 tonnes grading 3.11 grams of gold per tonne) of which 109,355 tonnes were extracted in 2004 from a small open pit mine grading 2.23 grams of gold per tonne. As of December 31, 2005, 90,605 tonnes were milled at a grade of 2.52 grams of gold per tonne. Approximately 18,000 tonnes of remaining proven reserve grading 1.30 grams of gold per tonne were crushed and stockpiled close to the LaRonde mill; this is a decrease in proven reserves of almost 34,000 tonnes from December 31, 2004 (due to milling and minor mining losses). Based on a gold price of $405, the three-year average price of gold, an exchange rate of C$1.30 per $1.00 and a mill recovery of 91.5%, the recovered value per tonne is $20.14, which is in excess of the associated milling costs of $15.75 per tonne, and accordingly the ore is classified as proven mineral reserve.

        The 2006 measured and indicated mineral resource at the Bousquet property is approximately 1.8 million tonnes grading 6.02 grams of gold per tonne (unchanged from December 31, 2004) but following the 2005 exploration program, the inferred mineral resource decreased to 1.7 million tonnes grading 7.45 grams of gold per tonne. The December 31, 2005 indicated mineral resource at Ellison is 0.3 million tonnes grading 5.67 grams of gold per tonne, unchanged from December 31, 2004, and the inferred resource also remains unchanged for December 31, 2004, at 1.0 million tonnes grading 6.40 grams of gold per tonne. In 2005, three main areas of drilling were conducted, testing potential extensions of mineralization at depth on the Ellison property from the Level 9 and drilling from the bottom of the Bousquet shaft.

        The most interesting results during the year were obtained from the 3-4 Zone at depth. Two of these were located on the Ellison Property, 320 to 370 metres to the west of the Ellison-Bousquet Property boundary. D04-2805 intersected the zone at a depth of 1,950 metres below surface approximately 320 metres to the west of the boundary intersecting 11.7 grams of gold per tonne over a true thickness of 2.9 metres.

        A second drill hole, D04-2803 intersected the zone at a depth of 2,390 metres below surface at approximately 1,200 metres west of the boundary returning 24.3 grams of gold per tonne over a true thickness of 2.8 metres. The results have been summarized in the table below:

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 1.5 g/t)
Drill Hole		From:	To:
D04-2805	2.9	995.0	999.5	11.7
D04-2803	2.8	1,447.5	1,451.0	24.3

        It was difficult to correlate these two values as there was a vertical distance of 440 metres and a horizontal distance of 50 metres. However, the alteration appeared to increase in intensity at depth.

        DDH D05-280C intersected the large alteration zone (30 metre core length) correlating to the Zone 20 North Horizon. The alteration zone was characterized by sericite-silica alteration along with 1% to 5% of stringer pyrite and pyrrhotite mineralization. This was very similar to what was noted prior to the initial discovery of Zone 20 North. A wedge cut below was attempted and did not reach the target area due to the length of the drill hole and excessive deviation. As a result, further drilling was curtailed on the Bousquet Property due to the depth of the target of 3,000 metres below surface.

        The underground exploration program at the Bousquet and Ellison properties was suspended on December 31, 2005 and the drills have been demoblilized. A small surface exploration program is planned on the Ellison property in 2006. A full revision of the economic potential of the resource identified on both properties will be conducted during 2006.

Preparation of Scientific and Technical Data

        In estimating the Bousquet and Ellison 2005 mineral reserve and mineral resource, a minimum gold cut-off grade of 3.0 grams of gold per tonne was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 3.0 metres. The estimate was derived using a combination of three-dimensional block modelling (grades were interpolated using the inverse distance power squared method) for certain zones and for the other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. This information is of a good quality and is considered reliable. The resource was reviewed and reclassified using the CIM Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines (the "CIM Guidelines") published by the Canadian Institute of Mining, Metallurgy and Petroleum.

Riddarhyttan (Suurikuusikko Project)

        On November 2005, the Company completed its tender offer for all of the shares of Riddarhyttan that it did not own (see "— History and Development of the Company"). As of the date hereof, the Company, through its wholly-owned subsidiary, Agnico-Eagle Sweden AB, owns an aggregate of 102,880,951 Riddarhyttan shares, or approximately 97.3% of the issued and outstanding shares of Riddarhyttan. Compulsory acquisition of the remaining 2.7% of the Riddarhyttan shares has been initiated under Swedish law. Riddarhyttan shares were de-listed from the Stockholm Stock Exchange on November 25, 2005.

        Riddarhyttan is an exploration stage mining company whose primary focus is on exploration and development of the Suurikuusikko project located approximately 880 kilometres north of Helsinki near the town of Kittilä in northern Finland. Riddarhyttan was established under Swedish corporate law in 1996 and commenced operations in 1997 when it was listed on the Stockholm Stock Exchange. In 1998, Riddarhyttan won the public international tender conducted by the Finnish Government for the Suurikuusikko project.

        The Suurikuusikko project is located approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittilä, in northern Finland. The project is accessible by paved road to the village of Kiistala, which is located on the southern portion of the main claim block. The gold deposit is located near the small village of Rouravaara, approximately 10 kilometres north of the village of Kiistala, accessible via a good quality all-weather gravel road. The project is subject to a 2.0% net smelter return royalty payable to the Republic of Finland after commencement of commercial exploitation. The property is close to infrastructure, including hydro power, an airport at Kittilä, the municipality of Kittilä, and mining and construction contractors. The project also has access to a qualified labour force.

        The Suurikuusikko project comprises a total of 101 individual tenements covering an aggregate area of approximately 7,696 hectares and one mining licence covering an area of approximately 847 hectares. The mineral titles form 10 distinct blocks. The main block comprises the Suurikuusikko mining licence and 74 contiguous tenements and covers an aggregate area of approximately 6,560 hectares. The centroid of this block is located at 25.4110 degrees longitude East and 67.9683 degrees latitude North. It excludes three small circular areas 0.78 hectares in size and six narrow linear strips covering roads. Other tenements form isolated blocks comprising one to seven contiguous tenements located in the vicinity of the main Suurikuusikko block. The boundary of the mine licence is determined by ground surveyed points whereas the boundaries of the other tenements are not required to be surveyed. All of the tenements in the Suurikuusikko project are registered in the name of Suurikulta AB, a subsidiary of Riddarhyttan. According to the Finnish Government land tenure records, all tenements are in good standing. The expiry dates of the tenements vary from July 20, 2006 to August 31, 2009. Tenements are valid between three and five years, providing a small annual fee is paid to maintain title and extensions can be granted for three years or more.

        The project area is scarcely populated and is situated between 200 and 245 metres elevation above sea level. The topography is characterized by low rolling forested hills separated by marshes, lakes and interconnected rivers. The gold deposit is situated on an area of land that has no special use at present. Unemployment in the area is high, making municipal leaders supportive of future mining operations.

        The project is located within the Arctic Circle but the climate is moderated by the Gulf Stream off the coast of Norway such that northern Finland's climate is comparable to that of eastern Canada. Winter temperatures range from -10 to -30 degrees Celsius, whereas summer temperatures range from 10 degrees to the mid-20s. Exploration and mining work can be carried out year round. Because of its northern latitude, winter days are extremely short with brief periods of 24-hour darkness around the winter solstice. Conversely, summer days are very long with a period of 24-hour daylight in early summer around the summer solstice. Annual precipitation varies between 5 and 50 centimetres, one third of which falls as snow. Snow accumulation usually begins in November and remains until March or April.

Geology, Deposit Type and Mineralization

        The Suurikuusikko project is situated within the Lapland Greenstone belt. The geology and metallogeny of this area is very similar to that of the Canadian Shield. In this portion of northern Finland, bedrock is typically covered by a thin but uniform blanket of unconsolidated glacial till. Bedrock exposures are scarce and irregularly distributed.

        The project area is underlain by late Proterozoic mafic volcanic and sedimentary rocks metamorphosed to greenschists assemblages (chlorite-carbonate) and ascribed to the Kittilä Greenstone belt. The major rock units trend north to north-northeast and are near vertical. Volcanic rocks were further sub-divided into iron-rich (Kautoselkä Formation) and magnesium-rich (Vesmajärvi Formation) tholeiites, respectively located to the west and to the east. The contact between the Kautoselkä and Vesmajärvi formations consists of a transitional zone (Porkenen Formation) comprising mafic tuffs, graphitic metasedimentary rocks, black chert and banded iron formations. It varies in thickness between 10 and 50 metres and is characterized by strong heterogeneous penetrative strain, narrow shear zones, breccia zones and intense hydrothermal alteration (carbonate-albite-sulphide) and gold mineralization. The Porkenen Formation defines what is referred to as the Suurikuusikko Trend and is the major host for the gold mineralization. Its internal geometry is very complex and exhibits features consistent with that observed in major brittle-ductile deformation suggesting that this rock unit represents a significant structural discontinuity. This shear zone represents the principal metallogenic target on the Suurikuusikko property.

        The known gold mineralization on the Suurikuusikko Trend is associated with strong sulphide mineralization (principally arsenopyrite and lesser pyrite) and associated hydrothermal alteration and is hosted in the extensive brittle-ductile shear zone. The gold at Suurikuusikko is almost exclusively refractory. Gold particles are locked inside fine-grained arsenopyrite (approximately 73%) or pyrite (approximately 23%). What remains is "free gold", which is manifested as extremely small grains in pyrite. Most of the free gold is found in the outer, oxidized or eroded sections of the ore. Small amounts of copper pyrite, pyrrhotite, sphalerite, galena, gersdorffite, tetrahedrite, jamesonite, bornite, gudmundite and rutile are also present. The gold deposit is intersected at several locations by small massive bands containing the antimony mineral stibnite. The characteristics of the known gold mineralization are similar to a class of hydrothermal gold deposits referred to as "orogenic" gold deposits, which typically exhibit a strong relationship with regional arrays of major shear zones.

        The Suurikuusikko deposit is hosted by a north-south oriented shear zone containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres. Most of the exploration work has been focused on the 4.5 kilometres which host the known gold reserves and resources.

        From north to south, the zones comprising the Suurikuusikko deposit are Rimminvuoma, North Rouravaara, Central Rouravaara, Main East, Main West, Etelä and Ketola. The Main West and East zones host approximately 83% of the probable mineral reserve estimate.

Exploration and Drilling History

        In 1986, the discovery of coarse visible gold in quartz-carbonate veining along a road cut near the village of Kiistala alerted the Geological Survey of Finland ("GTK") to the gold exploration potential of the area. Following this discovery, GTK initiated regional exploration over the area and deployed a wide range of indirect exploration tools to explore this poorly exposed area. Low-altitude airborne geophysical surveys (magnetic, electromagnetic, radiometric), ground geophysical surveys and various soil and till sampling programs were carried out over a wide area encompassing the original bedrock gold discovery.

        By 1987, well-defined geochemical anomalies around the Suurikuusikko area presented obvious targets that were tested by a reconnaissance drilling program, confirming the existence of gold mineralization in bedrock. Between 1989 and 1991, GTK drilled a total of 72 diamond drill holes (9,031 metres in length) and five reverse circulation bore holes (approximately 288 metres in length) to investigate soil anomalies and delineate the gold mineralization uncovered at Suurikuusikko.

        The project remained essentially dormant between 1991 and 1998. Exploration at Suurikuusikko resumed in 1998 under Riddarhyttan management. Between 1999 and 2005, 462 core boreholes (more than 136,278 metres) were drilled by Riddarhyttan over a strike length of 5.5 kilometres to investigate the main Suurikuusikko auriferous structure. Mineralogical, petrographic and structural studies were completed on unoriented and limited oriented drill core to further the understanding of the geological and structural setting of the gold mineralization. In conjunction with the drilling, ground geophysical surveys were carried out to improve the imaging of the Suurikuusikko host rocks and structural patterns. Throughout this period, Riddarhyttan continued to investigate the metallurgical properties of the refractory gold mineralization with the objective of demonstrating its recoverability and assessing suitable processing scenarios. Riddarhyttan initiated engineering and environmental studies to investigate other aspects and assess the feasibility of a mining project at Suurikuusikko. As of August 2005, drilling and studies of metallurgical, engineering and environmental aspects were ongoing with the objective of improving the characterization of the gold deposit, assessing the feasibility of a potential mining project and evaluating the potential project economic returns.

        In February 2006, Agnico-Eagle announced that probable gold reserves at Suurikuusikko total 2.3 million ounces from 13.8 million tonnes grading 5.3 grams of gold per tonne. The mineral resource model which formed the basis of an economic evaluation and from which the declaration of the mineral reserve was derived incorporated drilling results to the end of January 2006. The conversion of mineral resources to mineral reserves is based on an internal pre-feasibility study completed by Agnico-Eagle in August 2005 with subsequent changes to reflect current market conditions.

        Currently, pilot-plant testing is proceeding on pressure oxidation as the selected process for gold extraction. The current drill program is focused on in-fill drilling and resource conversion, as there has been a significant increase in the resource category over the past year. A feasibility study is expected to be completed in the second quarter of 2006. The study will be based on an open pit mining scenario with underground mining via ramp access and a one million tonne per annum surface processing plant.

Exploration and Drilling

        The Suurikuusikko deposit is hosted by a north-south oriented shear zone containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres. Most of the work has been focused on the 4.5 kilometres which host the known gold reserves and resources. From north to south, the zones are Rimminvuoma, North Rouravaara, Central Rouravaara, Main East, Main West, Etela and Ketola. The Main West and East zones host approximately 83% of the probable gold reserve estimate. Most of the focus of the recent work has been on the Main and Rouravaara Zones. Up to the end of December 2005, a total of 555 drill holes, comprising 157,238 metres of diamond drilling, were completed on the property. Since the beginning of 2006, eight drills have been in operation on the property, five on resource conversion, two on exploration drilling, and one on condemnation drilling required for the feasibility study.

The Main West and Main East Zones

        Some of the highlights from the holes drilled in the Main zones in 2005 are set out below:

		Interval (m)
	True Thickness(m)			Gold (g/t) (Cut 50 g/t)
Drill Hole		From:	To:
Main West Zone
SUBH 5046	4.7	447.0	454.0	6.7
SUBH 5060	6.9	668.0	678.6	5.0
SUBH 5069	3.1	470.0	475.0	8.5
SUBH 5078	7.3	476.0	486.0	7.9
SUBH 5103	15.3	407.6	434.1	4.7
Main East Zone
SUBH 5046	7.4	429.1	440.4	3.8
SUBH 5060	2.5	643.0	647.0	10.2
SUBH 5069	17.2	427.4	455.9	5.6
SUBH 5090	22.3	414.9	446.9	8.1
SUBH 5098	20.0	300.6	330.5	5.8

        The Main West and East zones have been traced over a horizontal distance of 1.5 kilometres and a vertical depth of approximately 800 metres below surface. Most of the converted reserves are located within the Main zones, which are known to contain at least three, roughly parallel, gold bearing lenses.

        It is these types of parallel zones, which require additional drilling either from surface or underground, that contribute to the additional potential of the property. The drilling continues to confirm a northern plunge which is open for further expansion at depth and to the north.

        The Main zones are currently the focus of mine planning for an open pit and underground mine as part of the feasibility study. Over 600,000 ounces of the gold reserves are located in the proposed open pit. This study is expected to be completed in the second quarter of 2006.

The Central and North Rouravaara Zones

        The Central and North Rouravaara zones have been the focus of much of the exploration drilling over the past year and have developed into significant gold zones, in terms of tonnage, grade and exploration potential. Drilling has confirmed that they have similar characteristics as the Main zones, in that they also contain several, roughly parallel, gold bearing zones. The Rouravaara zones have been traced over a strike length of 500 metres and down to a depth of approximately 500 metres below surface. Parts of the Rouravaara zones have been characterized by significant thicknesses and potentially higher grades than the Main zones. Some of the most recent drilling results have been highlighted below:

		Interval (m)
	True Thickness(m)			Gold (g/t) (Cut 50 g/t)
Drill Hole		From:	To:
Central Rouravaara Zone
SUBH 5066	31.5	360.8	408.0	5.5
SUBH 5073	12.0	515.0	534.3	9.4
SUBH 5081	22.3	296.7	340.3	5.1
SUBH 5104	27.7	343.6	391.2	6.1
North Rouravaara Zone
SUBH 6001	11.4	583.7	599.2	3.1

        The latest drill hole SUBH 6001 was significant as it is the northernmost intersection to date, the deepest on the northern section of the Rouravaara North zone. This result suggests that this zone is open in all directions at depth.

        The latest drilling on both the Main and Rouravaara zones continues to confirm the upside potential of the entire Suurikuusikko gold structure. The drilling over the past 18 months has continued to grow the deposit and provide a better understanding of the geological controls. For 2006, Agnico-Eagle will continue to drill with the seven exploration drills presently on site. The program will continue on resource conversion; testing the deposit at depth, and along strike, especially towards the north. An underground exploration and development program is currently being considered as part of the feasibility study.

Mineral Resource Estimation

        On July 19, 2005, Riddarhyttan released a mineral resource estimate for the Suurikuusikko project. The measured mineral resources were estimated at 2.5 million tonnes grading 6.2 grams of gold per tonne, the indicated mineral resources were estimated at 9.3 million tonnes grading 5 grams of gold per tonne and the inferred mineral resources were estimated at 12.5 million tonnes grading 4.2 grams of gold per tonne at a cut-off of 2.0 grams of gold per tonne.

        The Company's work, released February 2006, has essentially confirmed previous estimates and resulted in the initial conversion of resource into gold reserves. A summary follows:

	December 31, 2005	December 31, 2004
Gold
Probable — tonnes	13,757,000	0
Average grade — gold grams per tonne	5.26	nil
Total mineral reserve(1,2) — tonnes	13,757,000	0
Total contained gold ounces	2,325,000	nil

Tonnage information is rounded to the nearest 100,000 tonnes.

Notes:

(1)
The 2006 mineral reserve and mineral resource estimate was calculated using a gold price of $405 per ounce and an exchange rate of $1.21 per €1.00 (which are both historic three-year average prices). For the mineral resource models, a minimum gold grade cut-off that varied between 1.0 gram per tonne and 3.0 grams per tonne, depending on whether the material could be potentially mined by open pit or by underground method, was used. In addition, the drill hole intercepts were evaluated after being adjusted to respect a minimum horizontal mining width of 3 metres. In order to determine the mineral reserves, the gold grade cut-off that was applied to the in situ resource model (prior to applying a dilution factor) varied between 1.7 grams per tonne and 4.0 grams per tonne depending on whether the potential ore would be mined by open pit or by underground methods respectively. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The Company's estimated metallurgical recovery rates is 87%. Mining costs at the Suurikuusikko project for open pit mining and underground mining are estimated to be $18.57 per tonne and $38.30 per tonne, respectively. The cut-off grade used for the estimate of mineral reserves is based on the grades used in the preliminary feasibility study that supports the estimate of mineral reserves whereas the cut-off grade used for the estimation of mineral resources is determined by the Company based on the minimum grade of ore that has reasonable prospects for economic extraction. The mineral reserve and resource figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. In addition to the mineral reserves set out above, at December 31, 2005 the Suurikuusikko property contained 1.9 million tonnes of measured and indicated mineral resource grading 4.19 grams of gold per tonne and 6.7 million tonnes of inferred mineral resource grading 4.35 grams of gold per tonne.

(2)
For the 2005 mineral reserve and mineral resource estimate, gold assays were cut to 50.0 grams per tonne.

Preparation of Scientific and Technical Data

        The Suurikuusikko deposit has been drilled in sections with an intermediate distance of 40 to 50 metres. Down to approximately 200 metres depth the vertical distance between the drill holes is between 40 and 50 metres. Below this level it generally is between 50 and 100 metres.

        Before the purchase of the Suurikuusikko gold deposit by Riddarhyttan the cores were logged by geologists from the GTK. Most of these holes were, however, re-logged by Riddarhyttan. Cores have been logged by Riddarhyttan personnel and the results have been verified by a person who has been qualified by SveMin, the Swedish Association of Mines, Mineral and Metal Producers. Most drill cores have a diameter of 42 millimetres, but there are also many cores with a diameter of 46 millimetres.

        Mineralized parts of the cores have, depending on visual estimation of the grade, been sampled in section lengths of 0.5 to 1.0 metres. The drill core sections, selected for analysis, are sawed in half with one half sent to a commercial laboratory and the other half retained for future reference.

        All core samples from the Suurikuusikko deposit have been analyzed by the Geological Survey of Finland (Geolaboratory) which is accredited according to the SFS-EN ISO/IEC 17025 to perform chemical analyses of geological samples. The accreditation was awarded by the Centre for Metrology and Accreditation (FINAS) 2.11.1994, by evaluating the performance of the laboratory and finding it to comply with the requirements. The accreditation was renewed in 1998 and awarded according to ISO/IEC 17025 in 2001. The accreditation code of the laboratory is T025.

        The decomposition pre-treatment method used is Pb-Fire Assay and the gold assaying method is Atomic Absorption Spectrometry, Flame Atomization. Sample sizes have been 25 grams or 50 grams. Multi-element analyses (Inductively Coupled Plasma Atomic Emission Spectrometry) have been carried out on all samples containing more than 0.5 grams of gold per tonne.

        To elucidate the criteria for classifying tonnage in Central Suurikuusikko in different categories (measured, indicated and inferred, respectively) a variography study was carried out in July 2005 by the external consulting firm Reserva International LLC. The study concluded that the nominal drill spacing of 40 metres is enough for classifying a mineral resource in the measured mineral resources category, and that the nominal drill spacing of 111 metres is enough for classifying a mineral resource in the indicated mineral resource category.

        Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and a full discussion of the factors that may naturally affect mineral resource estimates may be found in the Technical Report on the Suurikuusikko Gold Project, Northern Finland by Agnico-Eagle Mines Limited and SRK Consulting (Canada) Inc. filed with Canadian Securities Administrators on SEDAR.

Pinos Altos

        In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Peñoles S.A. de C.V. ("Peñoles") to acquire the Pinos Altos project in northern Mexico. The Pinos Altos project is located on a 11,000 hectare property in the Sierra Madre gold belt, 225 kilometres west of the city of Chihuahua in the State of Chihuahua of northern Mexico. Under the option agreement, the Company was required to spend $2.8 million on an exploration program that included 16,800 metres of diamond drilling. In December 2005, the length of time in which the Company could exercise its option to acquire Peñoles' 100% interest in the Pinos Altos project was extended and, in February 2006, the Company exercised the option. Under the terms of the exploration and option agreement, the purchase price is $65 million, comprised of

$32.5 million in cash and 2,063,635 shares of the Company. The transaction closed in escrow on March 15, 2006. The escrow will be released five business days after the satisfaction of certain requirements relating to the Mexican environmental authorities' acceptance of the transfer by Peñoles to the Company of its environmental impact statement authorization relating to the Pinos Altos project. If the satisfaction of these requirements has not occurred within 60 days following March 15, 2006 or such later date to which the Company and Peñoles may mutually agree, the Company may terminate the exploration and option agreement.

        The Pinos Altos property is made up of three blocks, the Parreña Concessions (19 concessions, 6,041.1 hectares), the Madroño Concessions (17 concessions, 889.2 hectares) and the Pinos Altos Concession (one concession, 4,192.2 hectares). The Madroño Concessions (which cover approximately 64% of the current mineral resource) are subject to net smelter royalty of 3.5% payable to Minerales El Madroño S.A. de C.V. ("Madroño"). The Pinos Altos Concession (which covers approximately 36% of the current mineral resource) is subject to a 2.5% net smelter return royalty payable to the Consejo de Recursos Minerales, a Mexican Federal Government agency; after 20 years, this portion of the property will also be subject to a 3.5% net smelter return royalty payable to Madroño. Beginning on May 18, 2006, advance royalty payments of $0.142 million are payable to Madroño. The assets comprising the Pinos Altos project acquired by the Company are an assignment of rights under contracts to explore and exploit the Madroño Concessions and the Pinos Altos Concession, the right to use up to 400 hectares of land owned by Madroño for mining installations for a period of 20 years after formal mining operations have been initiated, sole ownership of the Parreña Concessions, possession rights under Mexican law to a 13.3 hectare parcel of land and rights to an environmental impact statement authorization issued by Mexican environmental authorities. Additional surface rights may need to be secured from other private or communal land owners. The property is approximately 100 kilometres from a major electric power terminus but within 10 kilometres of an extension of the grid that is currently under construction by the State and Federal Governments. According to previous estimates by Peñoles, there is sufficient water on the property to operate a 1,500 tonne per day processing plant.

        Peñoles acquired the property in 1995 and drilling by Peñoles in 2003, outlined an indicated mineral resource of 4.04 million tonnes with a grade of 6.29 grams of gold per tonne and 131.0 grams of silver per tonne. In addition, the property has an inferred mineral resource of 2.2 million tonnes grading 6.1 grams of gold per tonne and 117.0 grams of silver per tonne. Over 90% of the Pinos Altos mineral resource is located in the Santo Niño vein, along a regional fault zone that holds a number of other known deposits in the area. This Santo Niño vein zone has thicknesses of up to 40 metres over a length of 2.5 kilometres and a vertical extent that can reach 600 metres or more. It remains open to the west and at depth. Peñoles' work to date has also included metallurgical testing and initial work on the permitting for a potential mining operation.

The Exploration Program

        Under the terms of the exploration and option agreement with Peñoles in 2005, Agnico-Eagle completed a total of 88 surface drill holes and 49 underground drill holes resulting in a total of 19,768 metres of drill core. The program had three initial objectives: first, to test for open pit potential, second, to confirm previously calculated Peñoles resource estimates and third, to test the known zones at depth. Each of these objectives was achieved.

        The exploration program focused on three known areas of mineralization, the Santo Niño, Oberon de Weber, and Cerro Colorado structures. The total strike length of the known mineralization is approximately eight kilometres. The exploration to date has focused on approximately one-third of this, so additional exploration remains to be explored. Currently, the Santo Niño zone contains approximately 60% of both the indicated and inferred gold resource on the property.

        Exploration drilling to date has outlined the Santo Niño deposit to approximately 750 metres in depth. This zone is open both at depth and to the west.

        Since October 2005, diamond drilling has tested the Santo Niño zone at depths greater than 200 metres to determine whether potentially economic intervals of mineralization occur adjacent to historically mined areas. Several intercepts confirmed that significant mineralization does occur adjacent to these zones. Hole PA-05-64 intersected a 13.6 metre thick interval grading 19.40 g/t gold and 141.12 g/t silver.

        Drilling from the Santo Niño underground workings confirmed that the structure can be traced over thicknesses reaching 10 metres or more (drill hole SN1925-53 returned true thickness of 10 metres, grading 6.40 grams of gold per tonne and 164.74 grams of silver per tonne).

        One of the most significant recent results from the deep exploration program was drill hole PA-05-39A, which tested the Cerro Colorado zone at a depth of almost 600 metres. This hole returned grades of 9.74 grams of gold per tonne and 25.36 grams of silver per tonne over a true thickness of 3.8 metres. This hole extended the mineralization 200 metres down plunge from the previous intercept (PA-05-52, returned grades of 19.64 grams of gold per tonne and 337.45 grams of silver per tonne over a true thickness of 14.0 metres). Hole PA-05-39A also confirmed that PA-05-39 had stopped short of the high grade zone. The results from drill hole PA-05-39A also suggest that the Cerro Colorado and Santo Niño zones might join at depth. This area will be the focus of further exploration in 2006.

        In the Oberon de Weber sector, almost 1,000 metres east of Santo Niño, results continue to confirm the promising open pit potential. In particular PA-05-40 returned 4.49 grams of gold per tonne and 130.44 grams of silver per tonne over true thickness of 22.0 metres. Exploration during the remainder of 2006 will continue to test the potential extension of mineralization at depth on the Oberon de Weber zone.

        Currently, two drills continue to operate on the Pinos Altos property. These drills are focused on testing further depth extensions of the Santo Niño and Cerro Colorado structures. Particular attention is being focused on the area below the Cerro Colorado structure where high grade intersections were encountered in recent drilling.

        The program has confirmed the open pit potential of both the Santo Niño and Oberon de Weber structures. Our work to date has also confirmed that all three structures remain open along strike and at depth.

        Some of the most notable drill holes from the most recent program are set out below:

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 60 g/t)	Silver(g/t) (Cut 800 g/t)
Drill Hole		From:	To:
Cerro Colorado Zone
PA-05-39A	3.8	662.5	667.5	9.74	25.36
Santo Niño Zone
PA-05-64(1)	2.8	291.2	294.1	7.06	107.00
and	1.8	296.2	298.2	4.38	106.00
and	13.6	299.4	314.0	19.40	141.12
PA-05-77	31.5	263.5	295.0	3.04	68.77
SN1925-53	10.0	30.3	40.0	6.40	164.48
SN1925-58	6.0	31.0	38.5	4.93	102.13
Oberon de Weber Zone	—	—	—	—	—
PA-05-53	3.5	43.3	51.5	8.22	56.41
PA-05-40	22.0	36.0	60.5	4.49	130.44
PA-05-49(2)	1.0	631.0	632.0	5.29	7.80

Notes:

(1)
Voids due to mine excavations in intervals from 294.1 to 296.2 and from 298.2 to 299.4.

(2)
Result from last metre of core before hole was abandoned due to technical difficulties.

        Additional infill drilling on both the underground and open pit regions will be required to convert the latest resource estimate into reserves. Detailed engineering on the process plant, additional metallurgical work, and mine planning will be undertaken. The objective is to refine preliminary operating and processing parameters, including capital cost estimates. Heap leaching of the lower grade material is a possibility and remains to be validated. While a preliminary base line environmental audit was initiated and has indicated no significant impediments, further detailed work will be undertaken as part of the environmental permitting process. Work on acquiring all necessary permits will begin as soon as possible.

The Mineral Resource

        Based on the results of the Company's extensive drill program completed over the past year, the new Pinos Altos resource is set out in the following table.

Category and Zone	Gold	Silver	Tonnes
	(g/t)	(g/t)	(000's)
Indicated Mineral Resource
Open Pit	2.72	80.88	6,495
Underground	5.26	125.42	5,989
Total Indicated Resource	3.94	102.25	12,484

Category and Zone	Gold	Silver	Tonnes
	(g/t)	(g/t)	(000's)
Inferred Mineral Resource
Open Pit	2.54	75.35	509
Underground	5.74	117.64	2,729
Total Inferred Resource	5.23	110.99	3,238

Tonnage amounts and contained metal amounts presented in the tables have been rounded to the nearest thousand.

Notes:

(1)
Wireframe models of zones comprising the Pinos Altos deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $400 per ounce, a silver price of $6.00 per ounce, metallurgical recoveries of 92.4% for gold and 47.8% for silver, and net smelter return cut-offs that varied were applied depending on whether the material could be potentially mined by open pit or by underground methods. Gold assays were cut to 41 grams per tonne while silver assays were cut to 1,500 grams per tonne. For the open pit resource models (estimated to a maximum depth of approximately 130 metres to 170 metres, depending on the zone), a minimum net smelter return cut-off of $11.90 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 4.0 metres (horizontal width). For the underground resource models, a minimum net smelter return cut-off of $35.60 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

(2)
The mineral resource estimate was derived using a three-dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. The same cut-off values and metallurgical recoveries were used to estimate the mineral resource as were to build the wireframe models but the cut-offs varied based on whether open pit or underground resource models were used. Price assumptions were determined using mean historic three-year average prices (described above). Although the price assumptions used to constrain the wireframe models are slightly lower than those used to compile the resource model, the differences are not significant.

Preparation of Scientific and Technical Data

        At Pinos Altos, the diamond drilling equipment recovered either NQ (48 mm diameter) or HQ (64 mm diameter) core samples. In a few cases, BQ (36.5 mm diameter) core was also recovered. The drill core selected for analysis was sawed in half with one half sent to a commercial analytical laboratory and the other half retained for future reference.

        An Analytical Quality Assurance Program has been established to control and assure the analytical quality of assays in its exploration at Pinos Altos. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision while certified standards determine the analytical accuracy. In addition, approximately 10% of the assayed samples are sent to a second certified laboratory for check analysis.

        BSI Inspectorate Laboratories, an ISO 9002 / 9001:2000 accredited exploration analysis laboratory, collects the split core samples directly from the Pinos Altos project site, then prepares the samples at its facilities in Durango, Mexico and finally performs gold and silver analyses at its lab in Reno, Nevada. ALS Chemex in Reno, Nevada, also an ISO accredited laboratory, re-analyzes all of the samples selected for check assaying.

        The gold assaying method, using a 60 gram charge, is by Fire Assay with either an atomic absorption finish or, if the atomic absorption result is greater than 3 parts per million of gold, gravimetric finish as requested by the project geologist. Silver analysis, from a 30 gram charge, is either by three acid digestion followed by atomic absorption or, if the atomic absorption result is greater than 200 parts per million of silver by Fire Assay with a gravimetric finish as requested.

Future Work

        Based on the positive drilling results and the growing precious metals resource, Agnico-Eagle will accelerate its work program on the property with the objective of completing a feasibility study on the property by the end of the second quarter of 2007. The work program will include additional drilling at depth in the area between the Cerro Colorado and Santo Niño structures where there are suggestions that the two structures may join at depth. Currently, two drills are on site, however, additional drills with greater depth capability are being sourced and will be added to the program shortly. The main objectives of the program will be to convert the present resource estimates into reserves, and test the potential target areas. Agnico-Eagle has also engaged the local communities in the project area to ensure that the project provides real, long-term benefits to the residents living and working in the region.

        Agnico-Eagle has opened a regional office in Chihuahua to facilitate the feasibility study and permitting process, to carry out further exploration on the Pinos Altos property, and to evaluate other opportunities in Mexico.

Joutel Project

        The Joutel properties consist of the former Eagle Mine (including the Eagle West Zone) and the former Telbel Mine, in Joutel Township, Quebec, located approximately 300 kilometres north of the LaRonde mine. The Eagle Mine and Telbel Mine are held under one mining (14.5 hectares) and 49 claims, totalling approximately 568.26 hectares. Dismantling of the Eagle Mine and Telbel Mine facilities was completed in 2000. Mining and milling operations at the Eagle and Telbel Mines in Joutel ceased in December 1993 and the Company began the restoration of the Joutel mining and milling site in 1998. The carrying value of the Joutel mine site was written down to nil in 1997.

        During 1996, the Company submitted a mine closure plan for the Joutel Project to the Minister of Natural Resources in Quebec. Expenditures on reclamation at the Joutel Project under this closure plan were $0.2 million in 2005 and $0.1 million in 2004. As of December 31, 2005, the Company has not recorded an asset retirement obligation related to the Joutel Project as reclamation costs under the mine closure plan have all been substantially incurred.

        All decommissioning and rehabilitation of the Joutel property has been completed except for re-vegetation of the tailings area. In 2002, the Company submitted a geochemical modelling study on the long-term acid drainage potential of the tailings area to the Ministry of Natural Resources in Quebec in support of a closure plan to revegetate the tailings pond. Since 2003, pore water quality, the water in the solids contained in the tailings pond has been monitored by the Company. The Company continues monitoring the site and in 2006 will validate the geochemical model against actual pore water conditions in the tailings. The results of this study and validation will be submitted to the Ministry of Natural Resources and contouring and re-vegetation of the tailings area will commence after receiving a favourable ruling from the Ministry of Natural Resources regarding the closure plan.

Vezza Project

        The Company's Vezza Project is located approximately 50 kilometres northeast of the Joutel properties and consists of the Vezza deposit located in Vezza Township, Quebec and a number of properties in the Vezza, Noyon and Cavalier Townships in Quebec. The Vezza Project currently comprises ten exploration properties held under 326 mining claims, totalling approximately 5,307.1 hectares. The Company owns 100% of the Vezza deposit free of royalty interests. The carrying value of the Vezza Project was written down to nil in 1997. The Company's closure plan was accepted by the Ministry of Environment in Quebec. Rehabilitation will be carried out after the Company has made a decision on the future exploration potential of the property. Expenditures under the closure plans were nil in 2005 and are expected to be nil in 2006. As at December 31, 2005, the Company's reclamation provision for the Vezza Project was nil.

Agnico-Eagle's Exploration Activities

        Agnico-Eagle continued to actively explore in Quebec, Ontario, Newfoundland, Nevada and Idaho. At the end of December 2005, the land holdings of Agnico-Eagle consisted of 2,618 mineral titles (claims, mining leases, etc.) covering 65,486 hectares while the land holdings in the United States consisted of 1,263 mineral titles for a total of 11,169 hectares. During 2005, the Company's Canadian exploration activities were focused on the CLL Fault Zone east of the Lapa property as well as the Chibex North, Chibex South, and Amphi North properties in the Abitibi region. The Company is conducting exploration activities in other parts of the Abitibi region, in Ontario and in Newfoundland and Labrador. The Company also recently acquired exploration property in northwestern Ontario. In Nevada, exploration activities during 2005 were concentrated on the Cortez-Battle Mountain trend in Nevada.

Legal and Regulatory Proceedings

        As disclosed by the Company on March 18, 2004, the staff of the Ontario Securities Commission had been investigating the Company in relation to the timing and content of the Company's disclosure concerning a rock fall that occurred at the LaRonde Mine in the first quarter of 2003. In April 2005, the Ontario Securities Commission approved a settlement agreement reached between the Company and staff at the Ontario Securities Commission. Under the settlement agreement the Company agreed to submit to a third party review of its disclosure practices and policies, which is currently underway.

        In addition, on November 4, 2004, the Company was advised that Ontario Securities Commission staff were investigating an officer of the Company for potential insider trading violations. On November 5, 2004, the Company suspended the officer with pay pending the outcome of an internal investigation into the allegations and, on December 7, 2004, the Company terminated the officer. The Company is cooperating with the Ontario Securities Commission in its investigation.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Business Overview and 2005 Highlights

        The Company is a leading, intermediate-sized, gold producer with roots that go back more than 30 years. Today it operates the LaRonde gold mine in northwestern Quebec, Canada, one of the world's most mining friendly and political risk-free areas.

        Throughout 2005, the Company continued to execute its strategy of building a multi-mine platform from the foundation of its LaRonde mine. Shaft sinking and level development continued at the Company's Lapa property, located seven miles east of LaRonde, and shaft sinking and underground construction commenced at the Company's Goldex property, 35 miles east of LaRonde. Management currently expects Lapa and Goldex to begin contributing to the Company's production in late 2008.

        On the corporate development side, the Company continued focusing on acquiring properties in mining-friendly, low political risk areas where the experience obtained in northwestern Quebec can be used to build new mines. In that vein, in 2005 the Company completed a tender offer for all the shares of Riddarhyttan Resources AB ("Riddarhyttan"). Prior to the offer, the Company owned 14% of Riddarhyttan and after the tender offer now owns 97.3%. Agnico-Eagle has initiated the compulsory acquisition under Swedish law of the remaining 2.7% of the Riddarhyttan shares, and anticipates that "advance possession" of these shares will be obtained in the second half of 2006. Advance possession means that the Company will be entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder. Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit, located approximately 550 miles north of Helsinki near Kittilä in Finnish Lapland. Riddarhyttan's property position in the Suurikuusikko area is geologically and topographically similar to Agnico-Eagle's land package in the Abitibi region of Quebec. The acquisition of Riddarhyttan is consistent with the Company's strategy of creating value by leveraging its technical skills developed at the LaRonde mine and building a larger more diversified gold production base.

        In 2006, the Company continued executing its growth strategy by exercising its option to acquire 100% of the Pinos Altos project in northern Mexico from Industrias Peñoles S.A. de C.V. ("Peñoles"). The acquisition of the Pinos Altos property is another step towards the Company's goal of building a multi-mine gold company. The acquisition of the Pinos Altos project closed in escrow on March 15, 2006. This property, in the prolific gold producing Sierra Madre region of northern Mexico, will be the subject of additional exploration in 2006 as the Company advances towards a feasibility study.

        The addition of the new properties to the Agnico-Eagle growth pipeline resulted in the Company increasing its gold reserves by 32% over 2004 to 10.4 million ounces as at December 31, 2005. LaRonde, the largest gold deposit in Canada, continues to be the Company's catalyst with 5.3 million of the Company's 10.4 million gold reserve ounces. The largest increase in the Company's reserve base came from the newly acquired Suurikuusikko property where 2.3 million ounces were converted to reserves. The Company's strategy continues to be focused around building from its current strength. The Company is focusing on growing its reserve base from the existing portfolio of mines and projects.

        Agnico-Eagle's production is low-cost, which protects shareholders during periods of weaker gold prices. The Company is positioned to benefit from a stronger gold price and, throughout its 30-year history, it has never sold away the upside for its gold production.

        The Company earns a significant proportion of its revenue and generates cash flow from the production and sale of gold in both doré and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc and copper.

        The main highlights for 2005 were:

  •
  Gold production of 241,807 ounces;

  •
  Record proven and probable gold reserves of 10.4 million ounces;

  •
  Record low full year and fourth quarter total cash costs per ounce of $43 and $(22), respectively;

  •
  Net income of $37.0 million, $0.42 per share, and cash provided by operating activities of $83.0 million; and

  •
  Strengthening of the management team to accommodate growth with the addition of General Counsel, Vice-President, Legal and Corporate Secretary in September 2005 and Vice-President, Marketing and Metallurgy in January 2006.

        Throughout this section, the terms total cash costs per ounce and minesite costs per tonne are used. Both of these measures are non-GAAP measures and are discussed in more detail, including management's use of the measures and their limitations and the reconciliation of such measures to GAAP measures, on pages 37 to 38.

Key Performance Drivers

        The key drivers of financial performance for Agnico-Eagle are:

  •
  the spot price of gold;

  •
  spot prices of silver, zinc and copper;

  •
  the C$/US$ exchange rate;

  •
  production volumes; and

  •
  production costs.

        Agnico-Eagle has never sold gold forward as management believes that low-cost production is the best protection against decreasing gold prices. As a result, the Company is positioned to benefit from rising gold prices. The sale of byproduct silver, zinc and copper is important to both revenue and total cash costs per ounce. Therefore, certain strategies are implemented occasionally to mitigate the effects of fluctuating prices of byproduct metals. The C$/US$ exchange rate is also an important financial driver as practically all operating costs are paid in Canadian dollars while revenue is generated in U.S. dollars. As such, hedging strategies are also used to mitigate the impact of fluctuating exchange rates on total cash costs per ounce.

Markets

        The following market analysis for gold and silver was reproduced from Scotia Mocatta "Metal Matters" reports. Charts were constructed from data derived from the London Bullion Market Association ("LBMA"). The market analysis for copper and zinc was reproduced from Morgan Stanley "Basic Materials" research reports.

        The gold price continued to rise in 2005 reaching 25 year highs and peaking at $575 in mid-February 2006.

Gold PM Fix (US$/Oz)
(Source: LBMA)

        Investment rather than physical demand was the main contributor to gold's continued rise throughout 2005 as portfolio managers added to their long positions. Investment in gold via Exchange Traded Funds ("ETF") increased rapidly over the year, and especially in the fourth quarter, with total ETF investment sitting at 12 million ounces at December 31, 2005. Continued weakening of the U.S. dollar has helped lift gold higher in the fourth quarter. In the first half of 2005, gold increased despite broad-based increases in the U.S. dollar across major currencies but the traditional relationship between gold and the U.S. dollar has re-emerged in the fourth quarter.

        As a result of increasing prices, jewelry demand continued to fall throughout 2005. Mine supply is expected to grow in 2006 as new mines are brought into production and mines brought on line in 2005 ramp up production. The supply/demand relationship could lead to pull-backs in the gold price, however investment demand is expected to remain strong in 2006. European central banks are expected to maximize their sales under the European Central Bank Gold Agreement, however there are indications that secondary central banks of the world, such as Russia, China and India, are considering increasing their gold holdings. Any shift towards higher gold reserve levels outside of Europe and the United States could have a large impact on the price of gold.

        Silver continued to rise throughout 2005, ending the year with a fourth quarter rally breaking $9.00 per ounce in December and settling into a new range between $8.70 and $9.30. This move cannot be justified by fundamental supply and demand factors as the surplus in the silver market continues to grow. New mine supply for silver has increased due to increasing base metal production on the back of highs in those prices as well. Silver demand continued to fall due to continued decline in silver usage in photography and as higher prices limited jewelry and silverware demand. Net investment has been the main reason for the increases in the silver price as speculative net long positions on the Comex have doubled since 2003.

Silver PM Fix (US$/Oz)
(Source: LBMA)

        Copper prices continued to strengthen throughout 2005 as the market continued to be impacted by supply problems. Although London Metal Exchange inventories rose in the fourth quarter, supply remains a key factor in a market affected by labour strikes and lower than expected production. Chinese demand continues to be strong fueled by demand from power-generating manufacturers as industrialization and urbanization of the Chinese economy continues. Zinc prices rose steadily throughout the year as a result of a steady fall in London Metal Exchange inventories. Supply concerns also contributed to the higher zinc price as the concentrate market experienced tightness as a result of recent smelter closures in Mexico and Peru due to power outages and labour issues. The market is headed for a substantial deficit in 2006 as end-user sectors, such as car manufacturing, continue their robust growth in both Europe and Japan.

Results of Operations

Revenues from Mining Operations

        In 2005, revenue from mining operations increased 28% to $241 million from $188 million in 2004. Although production for all metals declined compared to 2004 production levels, sharp price increases for all metals more than offset the production decrease and led to increased overall revenue.

        The majority of the Company's revenue is derived from precious metal sales. In 2005, sales of gold and silver accounted for 66% of revenues, down from 75% and 84% in 2004 and 2003, respectively. The decline in the percentage of revenues from precious metals is largely due to increased revenues from byproduct copper and zinc as a result of a sharp increase in prices for each metal. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. In 2006, Agnico-Eagle anticipates precious metal sales to account for 75% of overall revenue. The table below summarizes net revenue by metal:

	2005	2004	2003
Revenues from mining operations (thousands):
Gold	$117,888	$105,528	$85,566
Silver	41,808	35,289	20,584
Zinc	67,150	33,044	14,218
Copper	14,492	14,188	6,452

	$241,338	$188,049	$126,820

Production volumes:
Gold (ounces)	241,807	271,567	236,653
Silver (000's ounces)	4,831	5,699	3,953
Zinc (tonnes)	76,545	75,879	45,513
Copper (tonnes)	7,378	10,349	9,131
Sales volumes:
Gold (ounces)	262,429	254,937	234,573
Silver (000's ounces)	5,221	5,362	4,010
Zinc (tonnes)	75,722	75,221	46,458
Copper (tonnes)	8,521	9,230	9,131

        Revenue from gold sales increased $12 million, or 12%, in 2005. Approximately 25% of the $12 million increase was due to increased sales volumes for gold. Despite decreased production volumes, the Company sold more ounces in 2005 compared to 2004 due to the sale of copper concentrate inventory that had built up at the end of 2004; a substantial portion of the Company's gold production is contained in the copper concentrate. The remaining 75% of the $12 million increase in gold revenue was due to higher realized gold prices. Realized gold prices increased 7% in 2005 to $449 per ounce from $418 per ounce in 2004. Silver revenue increased $7 million, or 18%, in 2005. The entire $7 million increase was due to higher realized silver prices as increasing prices more than offset the minor decrease in silver sales volume.

        Revenue from copper sales increased $0.3 million, or 2%, in 2005. Although realized copper prices increased 50% over 2004, lower production and higher smelting, refining and transportation charges offset the effect of sharply higher prices. Revenue from zinc sales increased $34 million, or 103%, in 2005. The increase in zinc revenue was due to 46% higher realized prices as well as lower transportation charges as the Company diverted more of its zinc concentrate production to domestic smelters to avoid escalating ocean freight rates.

        Gold production decreased to 241,807 ounces in 2005, down 11% from 271,567 ounces in 2004. The main reason for the lower gold production was a recovered gold grade of 3.11 grams per tonne, compared to a grade of 3.41 grams per tonne in the prior year. The decreased gold grade was due primarily to less ore being mined from lower level, higher grade, gold zones and being replaced with more zinc ore. With high zinc prices prevailing over the past several quarters, numerous stopes have been extended in length (thereby increasing recovered tonnage), to recover the zinc ore which is typically found in the immediate hanging wall. This had the effect of reducing the gold head grade of the ore sent to the mill, and displacing some gold/copper ore and other higher grade zinc ore.

        Silver and copper production decreased 15% and 29% respectively when compared to 2004 due to the extension of stopes in the lower mining horizons to recover the zinc ore in the hanging wall. Zinc production increased slightly due the extension of stopes as indicated above to recover zinc ore from the hanging wall.

        Fourth quarter revenues also increased in 2005 compared to 2004 due to the same factors which affected full year revenues. Production of all metals decreased in the fourth quarter of 2005 compared to 2004 due to lower tonnage being processed through the mill and due to the change in ore mix occurring due to the Company's decision to extend stopes on the lower mining horizon to recover the zinc found in the hanging wall.

Interest and Sundry Income

        Interest and sundry income consists of interest on cash balances, realized gains on the disposition of available-for-sale securities, and amortization related to gold put option contracts expiring in the year. Interest and sundry income was $5.0 million in 2005 compared to $0.7 million in 2004. The $4.3 million increase was due almost entirely to increased interest on cash balances due to higher market interest rates and increased cash-on-hand. Gains on sales of available-for-sale securities and amortization of gold put options purchased in 1999 remained relatively unchanged over 2004.

Production Costs

        In 2005, production costs increased 30% to $127 million from $98 million in 2004. The table below presents the components of production costs:

	2005	2004	2003
	(thousands)
Definition Drilling	$667	$723	$511
Stope Development	12,499	10,768	11,832
Mining	22,506	20,851	17,263
Underground Services	38,236	32,668	25,836
Milling	36,621	34,466	27,478
Surface Services	3,198	2,480	2,245
Administration	8,457	8,005	6,472

Minesite production costs	$122,184	$109,961	$91,637
El Coco Royalty	—	—	12,888
Accretion expense and reclamation costs	429	314	519
Inventory adjustments	5,978	(7,436)	(368)
Hedging losses (gains)	(1,226)	(4,671)	314

Production costs per Consolidated Statements of Income (Loss)	$127,365	$98,168	$104,990

        Minesite production costs increased to $122 million from $110 million in 2004 primarily as a result of higher costs for fuel, chemical reagents used in the mill, and steel. Increases in the costs of these inputs has been seen throughout the mining industry. The average C$/US$ exchange rate for 2005 fell to $1.2115 from $1.3017 in 2004 and this deterioration of the U.S. dollar was responsible for $8.5 million of the $12.2 million increase in 2005 minesite production costs. Underground services costs increased due to increased preventative maintenance to underground fixed and mobile equipment and increased ground support expenses associated with mining at depth. At the end of 2004, $7 million of production costs were recorded in inventory due to the large amount of unsold copper concentrate. This build-up of copper concentrate inventory reversed in 2005 and inventory levels for all products were substantially reduced at December 31, 2005.

        Throughout 2005, the Company was able to benefit from its currency hedges to sell U.S. dollars at a C$/US$ exchange rate of $1.30, well above the 2005 average C$/US$ exchange rate of $1.21. The hedge gains were reduced from 2004 as the Company had a larger hedge position in 2004 at a C$/US$ exchange rate of $1.59.

        In 2004, many of the same factors led to the increase in minesite production costs compared to 2003. In 2004, the Company was already experiencing increased costs for reagents, steel and fuel and the deteriorating U.S. dollar was responsible for $8.1 million of the $18.3 million variance.

        In the fourth quarter of 2005, LaRonde processed an average of 7,316 tonnes of ore per day contributing to the strong operating performance of 7,297 tonnes per day recorded during 2005. While the design capacity of the plant is 6,350 tonnes per day, it has now been operating at an average of approximately 7,250 tonnes per day for over two years. Minesite costs per tonne were C$56 in the fourth quarter compared to C$52 in the fourth quarter of 2004. For the full year, the minesite costs per tonne were C$55, as compared with C$53 per tonne recorded for 2004. The fourth quarter and full year increase is largely due to the increases in fuel, reagents and steel costs as discussed above.

        In 2005, total cash costs to produce an ounce of gold decreased to $43 from $56 in 2004 and $269 in 2003. Total cash costs are comprised of minesite costs reduced by net silver, zinc and copper revenue. Total cash costs per ounce are affected by various factors such as the number of gold ounces produced, operating costs, C$/US$ exchange rates, production royalties and byproduct metal prices. The table below illustrates the variance in total cash costs per ounce attributable to each of these factors. The most significant factor contributing to the decrease in total cash costs per ounce in 2005 was higher byproduct revenue resulting from higher metal prices. Total cash costs per ounce is not a recognized measure under US GAAP and is described more fully below.

	2005	2004
Total cash costs per ounce (prior year)	$56	$269
Lower (higher) gold production	5	(35)
Stronger Canadian dollar	31	29
Lower El Coco royalty	—	(47)
Costs associated with increased fuel, reagent and steel costs	56	39
Foreign exchange hedge gains	13	(18)
Higher byproduct revenue	(118)	(181)

Total cash costs per ounce (current year)	$43	$56

        Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent in this measure by using it in conjunction with the minesite cost per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite cost per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        Both of these non-GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. The tables presented below reconcile total cash costs and minesite costs per tonne to the figures presented in the consolidated financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Costs per ounce

	2005	2004	2003
	(thousands, except as noted)
Production costs per Consolidated Statements of Income (Loss)	$127,365	$98,168	$104,990
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(123,450)	(82,521)	(41,254)
Inventory(i) adjustments	6,991	—	—
El Coco royalty	—	—	(12,888)
Accretion expense and other	(429)	(493)	(151)

Cash costs	$10,477	$15,154	$50,697
Gold production (ounces)	241,807	271,567	236,653

Cash costs (per ounce)	$43	$56	$215
El Coco royalty	—	—	54

Total cash costs (per ounce)	$43	$56	$269

Reconciliation of Minesite Costs per tonne

	2005	2003	2002
	(thousands, except as noted)
Production costs per Consolidated Statements of Income (Loss)	$127,365	$98,168	$104,990
Adjustments:
Inventory(i) and hedging(ii) adjustments	(4,752)	12,107	54
El Coco royalty	—	—	(12,888)
Accretion expense and other	(429)	(314)	(519)

Minesite costs (US$)	$122,184	$109,961	$91,637

Minesite costs (C$)	$147,834	$142,702	$127,931
Tonnes milled (000's tonnes)	2,672	2,701	2,222

Minesite costs per tonne (C$)	$55	$53	$58

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs and minesite costs per tonne are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating minesite costs per tonne.

Loss on Derivative Financial Instruments

        In 2005, the Company entered into new derivative contracts for its by-product metal production. Silver put options were purchased with a strike price of $7.00 per ounce on approximately 1.0 million ounces of silver. Copper call options were written with a strike price of $3,310 per tonne on approximately 4,500 tonnes of copper. The Company also entered into a series of derivative transactions to sell zinc forward at $1,263 per tonne and a zero-cost collar was entered into to set a minimum price of $1,215 per tonne on approximately 20,000 tonnes of zinc over 2005 and 2006. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $1,480 per tonne.

        Due to rising zinc and copper prices, the Company recorded realized losses on these derivatives as contracts matured throughout 2005. As mentioned above, the derivative strategies limit participation to rising zinc and copper prices. The Company has also recorded unrealized gains on contracts that mature in 2006. As none of these contracts qualify for hedge accounting, the realized and unrealized losses are recorded in income. In December 2005, the Company liquidated its entire zinc collar derivative position at a total cost of $3.5 million. In February 2006, the remaining silver and copper derivative contracts expired such that only the zinc forward derivative contracts remain. The remaining zinc forward contracts expire on a monthly basis over 2006.

        Of the $15.4 million derivative loss recorded in the Consolidated Statements of Income (Loss), $8.3 million was an unrealized loss based on the mark-to-market value of the outstanding derivative contracts at December 31, 2005. The remaining $7.1 million was a realized loss on monthly settlements of derivative contracts and the liquidation of the zinc collar derivative position.

Exploration and Corporate Development Expense

        In 2005, with Lapa shaft sinking and Goldex construction well underway, the Company's exploration focus was on acquiring and developing properties abroad in carrying out its strategy to become a multi-mine company. In March 2005, the Company entered into an option agreement with Industrias Peñoles S.A. de C.V. ("Peñoles") to acquire the Pinos Altos project in Chihuahua, Mexico. Under the terms of the agreement, Agnico-Eagle acquired an option to purchase the Pinos Altos project for cash and share consideration. Throughout 2005, Agnico-Eagle conducted a $4.2 million exploration program in order to determine whether to exercise its option. On February 13, 2006, as a result of positive results from the 2005 exploration program, Agnico-Eagle exercised its option to acquire 100% of the Pinos Altos project from Peñoles. Under the terms of the agreement, Agnico-Eagle will pay Peñoles $32.5 million in cash and 2,063,635 in common shares of Agnico-Eagle. The transaction closed in escrow on March 15, 2006.

        In 2004, the Company purchased a 14% equity stake in Riddarhyttan which owns the Suurikuusikko gold deposit in Finland. With Agnico-Eagle's guidance, Riddarhyttan conducted an extensive drilling program in 2004, which culminated in a new resource calculation in early 2005. Further positive drilling results announced by Riddarhyttan in 2005 led to the Company initiating a tender offer to acquire the remaining shares of Riddarhyttan. The Company acquired an additional 103 million shares of Riddarhyttan in exchange for issuing approximately 10 million Agnico-Eagle shares to the former shareholders of Riddarhyttan. Agnico-Eagle has initiated the compulsory acquisition under Swedish law of the remaining 2.7% of the Riddarhyttan shares and anticipates that advance possession of these shares will be obtained in the second half of 2006. Advance possession means that the Company will be entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder. Prior to October 2005, Agnico-Eagle accounted for its interest in Riddarhyttan under the equity method of accounting. Agnico-Eagle considered its equity losses in Riddarhyttan as exploration as the significant majority of these losses were generated from Riddarhyttan's exploration activities. After October 2005, Agnico-Eagle began consolidating the results of Riddarhyttan's operations with its own.

        Agnico-Eagle's portion of exploration expenditures of Contact Diamond Corporation ("Contact Diamond") were approximately the same in 2005 as in 2004. In 2005, Contact Diamond's exploration focus centered around locating and evaluating kimberlite pipes. Contact Diamond continues to focus on its Timiskaming diamond properties but has also begun exploring for diamonds in Canada's Northwest Territories and Nunavut Territory. Agnico-Eagle considered its equity losses in Contact Diamond as exploration as the significant majority of these losses were generated from Contact Diamond's exploration activities.

        In September 2004, Agnico-Eagle purchased all of Contact Diamond's gold exploration properties, including a Nevada-based subsidiary which was renamed Agnico-Eagle (USA) Limited. Agnico-Eagle (USA) Limited is currently conducting exploration in proven gold producing areas of Nevada. In 2005, the Company's U.S. exploration expenditures contain a full year of exploration as opposed to 2004 which only contained three months of exploration expenditures incurred after the acquisition.

        In 2005, the Company also continued conducting exploration around its LaRonde mine and Lapa and Goldex development projects in the Abitibi region of Quebec. The Company has had tremendous exploration success in this region and the Abitibi region remains the cornerstone of its growth strategy. No matter where the

Company's exploration activities take it, a multi-mine platform will have a solid foundation at the Company's LaRonde mine. The Company continues to invest in exploration in this region. As a result, exploration expenditures in this region were $3.8 million higher in 2005, compared to 2004.

        Agnico-Eagle's corporate development team continued to be active in 2005 evaluating many new properties and possible corporate development targets. These increased activities led to the purchase of the Pinos Altos property and Riddarhyttan. These increased activities, led to a $0.5 million increase in corporate development expense compared to 2004.

        The table below illustrates the various components of exploration expense.

	2005	2004	2003
	(thousands)
Lapa property (net of investment tax credits)	$—	$—	$1,751
Pinos Altos exploration	4,161	—	—
Other Canadian and Abitibi region properties	6,074	2,276	465
Agnico-Eagle portion of exploration conducted by Contact Diamond	1,889	1,784	4,216
United States exploration	2,893	544	—
Agnico-Eagle portion of Suurikuusikko exploration conducted by Riddarhyttan (pre-acquisition)	1,888	440	—
Suurikuusikko exploration (post Riddarhyttan acquisition)	1,286	—	—
Corporate development expense	1,289	764	1,169

	$19,480	$5,808	$7,601

        In 2005, the Company issued flow-through shares to take advantage of its large undeducted exploration tax pools. Issuing flow-through shares is common practice in the mining industry for companies with large pools of available tax deductions. Under the terms of the flow-through share agreements, the Company is required to spend the proceeds of the offering on eligible Canadian exploration expenses and renounce the tax deductions associated with those exploration expenses to the initial purchasers of the flow-through shares. Since investors are receiving tax deductions for the exploration expenses incurred by the Company, these flow-through shares typically command a premium to the market price of the Company's stock on the date of issuance. Should the Company fail to spend the proceeds of the flow-through share offering on eligible Canadian exploration expenses, the investors would lose their tax deductions, which would create the potential for shareholder lawsuits and penalties imposed by the Canada Revenue Agency. In its history, the Company has never failed to spend flow-through share proceeds on eligible exploration nor has it ever failed to renounce those exploration expenditures to investors. The Company spent the entire $8.3 million of flow-through funds raised in 2005 by December 31, 2005 on eligible exploration expenditures and renounced these expenditures in February 2006. In the first quarter of 2006, the Company raised an additional $35 million through the issuance of flow-through shares.

General and Administrative Expenses

        General and administrative expenses increased to $11.8 million in 2005 from $6.9 million in 2004. A number of factors contributed to the increase in general and administrative expenses in 2005. Firstly, the Company strengthened its management team to accommodate growth with the addition of in-house legal counsel. The Company also hired additional staff to help achieve Sarbanes-Oxley compliance required by December 31, 2006. In addition, due to the increasing size of the Company, corporate insurance expenditures increased in 2005 over 2004. Also contributing to increased general and administrative expenses is the establishment of a corporate investor relations function, the continued strengthening of the Canadian dollar and increased stock-based compensation relating to the expensing of the fair value of stock options granted. The strengthening Canadian dollar contributed $0.8 million of the overall increase in general and administrative expenses.

Provincial and Federal Capital Taxes

        Provincial capital taxes were $1.4 million in 2005 compared to $0.4 million in 2004. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. The increase in 2005 was due to the fact that 2004 had a non-recurring gain as part of the capital tax expense resulting from a favorable tax re-assessment for the 2003 taxation year related to the calculation of exploration expenditures eligible for tax credits.

        Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes. Federal capital taxes of $1.1 million in 2005 were approximately similar to the $1.0 million paid in 2004, as increased capitalization was offset by decreased tax rates. New legislation introduced in 2003 will eliminate federal capital taxes by 2008. These changes are being phased in gradually with rate reductions each year.

Amortization Expense

        Amortization expense was $26.1 million in 2005 compared to $21.8 million in 2004. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. The amortization base and production units were similar to the prior year, however a reversal of amortization in inventory at the end of 2004 was the main reason for the increase. At the end of 2004, the Company had inventoried amortization relating to its unsold concentrates. Concentrate inventory levels were greatly reduced in 2005 over 2004 leading to less amortization being allocated to inventory in the current year. Amortization on a per tonne basis was $10 in 2005 compared to $8 in 2004. As detailed above, the reversal of 2004 inventoried amortization was the main contributor to the per tonne increase.

Interest Expense

        In 2005, interest expense decreased to $7.8 million from $8.2 million in 2004 and $9.2 million in 2003. The small decrease in 2005 over 2004 was due to a number of offsetting factors. In 2005, the Company paid $0.9 million under its interest rate swap due to rising LIBOR rates compared to 2004 when the Company received $0.9 million. Non-cash amortization of financing costs increased $0.7 million in 2005 compared to 2004 due to increased costs associated with refinancing the Company's credit facility in December 2004. The increase in these two components of interest expense was offset by $2.5 million of interest expense capitalized to construction in progress in 2005 compared to no capitalized amounts in 2004. The small decrease in 2005 in interest on the Company's convertible subordinated debentures was due to holder conversions throughout 2005 which decreased the amount of the debt outstanding.

        The table below shows the components of interest expense.

	2005	2004	2003
	(thousands)
Interest on convertible subordinated debentures	$6,286	$6,469	$6,469
Stand-by fees on credit facility	1,211	1,337	1,461
Amortization of credit facility and convertible subordinated debentures financing costs	1,847	1,167	1,167
Interest rate derivative payments	916	(858)	—
Other interest expense	38	90	83
Interest capitalized to construction in progress	(2,485)	—	—

	$7,813	$8,205	9,180

        On February 15, 2006, the Company's convertible subordinated debentures were redeemed in full. Prior to February 15, 2006, holders representing $142.6 million aggregate principal amount converted their debentures into 10,188,549 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 common shares. Also in February 2006, the Company's interest rate swap matured. The Company made net interest payments of $1.4 million under the terms of the swap at maturity.

        In November 2005, the Company executed an amendment with its bank syndicate to increase the limit of its revolving credit facility from US$100 million to US$150 million, and to extend its term by two years to December 2009. The amended facility can still be extended, at the option of the Company, for an additional one-year term, to December 2010 and the Goldex property was added as security for the facility. All other terms of the facility were substantially unchanged.

Income and Mining Taxes

        In 2005, the effective accounting income tax recovery rate was 7.9% compared to an income tax recovery rate of 6.3% in 2004 and 8.0% in 2003. Although Agnico-Eagle reported income before income and mining taxes of $35 million in 2005, tax expense was not recorded due to the utilization of losses carried forward which had previously not been recorded as future tax assets. Normally, the benefits of being able to utilize prior year losses against future taxable income would have been recorded as a future tax asset. These unrecorded losses arose in 2003 and earlier and were not fully recorded due to the uncertainty of realization of these losses. The losses were used to offset taxable income in both 2004 and 2005. The losses were recorded as assets but a full valuation allowance was recorded against this future tax asset thereby reducing their value in the consolidated financial statements to nil at December 31, 2003. As a result, the recovery rate in 2003 was 8.0% compared to a statutory tax rate of 38.3%.

        At the end of 2005, the Company has no unrecorded tax assets related to operating loss carryforwards and as such expects to record income and mining taxes at statutory tax rates in 2006.

Liquidity and Capital Resources

        At the end of 2005, the Company's cash and cash equivalents were $61 million compared to $33 million at the end of 2004. In 2004, significant increases in cash provided by operating activities was offset by continued investments in sustaining and project capital at the LaRonde mine and construction capital at Lapa and Goldex. Cash flow provided by operating activities increased substantially to $83 million in 2005 from $50 million in 2004 due primarily to increased metal prices and increased sales volumes. Cash provided by operating activities was negatively affected in 2004 by a buildup in non-cash working capital balances and due to the increased production volumes 2004 ended with large build-ups in metals awaiting settlement and concentrate inventories. These build-ups in concentrate inventories reversed in 2005 as there was less inventory on hand at December 31, 2005. However, metals awaiting settlement continued to increase, thereby reducing cash provided by operating activities, due to the increased value of concentrates resulting from increased metal prices. The increase in the Company's year-end cash balance was also affected by a reduction in restricted cash in 2005 compared to 2004. Restricted cash in 2004 represented funds raised through the issuance of flow-through shares that were restricted in their use to conducting exploration activities. At the end of 2005, none of the Company's cash was restricted for such purposes.

        In 2005, the Company used $67 million of cash in its investing activities. The largest components of this $67 million were:

  •
  $43 million in capital expenditures at LaRonde mine;

  •
  $14 million in capital expenditures related to Goldex construction and development;

  •
  $13 million relating to Lapa shaft sinking and development;

  •
  $10 million relating to transaction costs for the Riddarhyttan acquisition and net purchases of available-for-sale securities;

  •
  $5 million provided by a decrease in short-term investments for tax planning purposes; and

  •
  $8 million provided by a decrease in restricted cash pursuant to a flow-through share private placement.

        In November 2005, the Company executed an amendment with its bank syndicate to increase the limit of its revolving credit facility from US$100 million to US$150 million and to extend its term by two years to December 2009. The amended facility can still be extended, at the option of the Company, for an additional one year term, to December 2010 and the Goldex property was added as security for the facility. All other terms of the facility were substantially unchanged. The facility is completely undrawn; however, outstanding letters of credit decrease the amounts available under the facility such that $139 million is available for future drawdowns.

        In addition, on January 19, 2006, a subsidiary of Agnico-Eagle entered into an unsecured, guaranteed bank overdraft facility (the "Overdraft Facility") of EUR 6.6 million. The Overdraft Facility is unconditionally guaranteed by the subsidiary and guaranteed to a limit of EUR 4.2 million by Agnico-Eagle. The Overdraft Facility matures on June 30, 2006 and may be terminated by the subsidiary at any time without penalty or notice. A standby fee at an annual rate of 0.70% on the Overdraft Facility amount of EUR 6.6 million is due and payable quarterly in advance. In addition, interest at an annual rate of 1.67% above EURIBOR one month is due and payable monthly in arrears on amounts outstanding under the Overdraft Facility. The subsidiary has also agreed not to enter into any other financing arrangements or issue any guarantees without the prior written consent of the lender.

        In 2006, Agnico-Eagle exercised its option to purchase the Pinos Altos property from Peñoles. On closing, Agnico-Eagle will pay $32.5 million in cash, 1,809,350 in common shares of Agnico-Eagle and an additional $6.5 million worth of shares (valued near the closing date). The closing date is scheduled to be March 15, 2006. The cash payment is expected to be funded from existing cash balances.

        In 2006, the Company issued 1.2 million flow-through common shares for proceeds of approximately $35 million.

        In 2005, the Company declared its 26th consecutive annual dividend of $0.03 per share, unchanged from 2004. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition and capital requirements.

        Agnico-Eagle's contractual obligations as at December 31, 2005 are summarized as follows:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(thousands)
Long-term debt(1)	$132.9	$—	$—	$—	$132.9
Letter of credit obligations	11.4	—	—	—	11.4
Reclamation obligations(2)	25.4	2.2	2.2	2.2	18.8
Pension obligations(3)	3.7	0.3	0.5	0.5	2.4

	$173.4	$2.5	$2.7	$2.7	$165.5

Notes:

(1)
On February 15, 2006, the Company's outstanding convertible subordinated debentures were redeemed in full. Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,198 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 common shares.

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

(3)
The Company has Retirement Compensation Arrangements ("RCA") with certain executives and a defined benefit pension plan for certain former employees. The RCA provides pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

Outlook

        For 2006, the Company expects to continue working toward its strategic objectives using the LaRonde mine as the cornerstone. Agnico-Eagle expects the LaRonde mine to generate strong cash flow again in 2006 as production volumes are expected to remain steady. Metal prices will have a large impact on financial results, and although the Company cannot predict the prices that will be realized in 2006, prices in early 2006 have continued to remain strong.

        In 2006, revenues from mining operations are expected to be largely unchanged. The table below summarizes actual production for 2005 and estimated production in 2006.

	2006 Estimate	2005 Actual
Gold (ounces)	250,000	241,807
Silver (000's ounces)	5,700	4,831
Zinc (tonnes)	73,000	76,545
Copper (tonnes)	9,000	7,378

        For 2006, the Company expects total cash costs in the range of $50 to $60 per ounce of gold compared to $43 achieved in 2005. Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions play an important role in these estimates. As production costs are denominated in Canadian dollars, the C$/US$ exchange rate can also affect the estimate. The table below summarizes the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2006 (production estimates for each metal are shown in the table above).

Silver (per ounce)	$7.00
Zinc (per tonne)	$1,430
Copper (per tonne)	$3,310
C$/US$ exchange rate	$1.20

        The estimated sensitivity of the LaRonde mine's 2006 estimated total cash costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)
C$/US$	44
Zinc	25
Silver	15
Copper	11

        In 2006, Agnico-Eagle expects to record $12 million of exploration and corporate development expense which includes $3 million in non-cash expenses representing Agnico-Eagle's share of the exploration expenses of Contact Diamond. Exploration is success driven and thus these estimates could increase materially based on the success of the various exploration programs.

        General and administrative expenses are not expected to increase materially in 2006. In 2006, provincial capital taxes are expected to be between $2.0 million and $2.4 million reflecting the increase in the Company's capitalization due primarily to shares issued to effect the Riddarhyttan acquisition and shares issued on the redemption of the Company's convertible subordinated debentures. Federal capital taxes are expected to be between $0.8 million and $1.0 million in 2006, as increased capitalization is offset by legislation introduced in 2003 which reduces tax rates every year until 2008 when this tax will be eliminated. Amortization is expected to be $10 per tonne in 2006 due to a higher capital base being offset by a small increase in reserves at LaRonde. Interest is expected to decrease substantially in 2006 to $2.8 million due to the redemption of the Company's convertible subordinated debentures.

        In 2006, Agnico-Eagle expects to incur approximately $117 million of capital expenditures, the components of which are as follows:

  •
  $81 million in capital expenditures related to Goldex construction and development;

  •
  $23 million in sustaining capital expenditures at the LaRonde mine; and

  •
  $13 million relating to Lapa shaft sinking and development.

        The Company also expects to incur $33 million to effect its purchase of the Piños Altos property from Peñoles

        Subsequent to year end, the Company raised $35 million by issuing flow-through shares to partially fund expenditures at Lapa and Goldex. The remaining capital expenditures are expected to be funded by cash provided by operating activities, cash on hand and proceeds from the maturity of short-term investments.

        The Company continues to examine other possible corporate development opportunities which could result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Outstanding Securities

        The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 3, 2006 were exercised:

Common shares outstanding at March 3, 2006	109,722,561
Employee stock options	3,963,125
Warrants	6,900,000

120,585,686

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

Reclamation Obligations

        Estimated reclamation costs are based on legal, environmental and regulatory requirements. Current accounting standards require the Company to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and to periodically re-evaluate the liability. At the date a reclamation liability is incurred, an amount equal to the present value of the final liability is recorded as an increase to the carrying value of the related long-lived asset. In each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset. In order to calculate the present value of mine reclamation costs, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. Agnico-Eagle periodically reviews these estimates and updates reclamation cost estimates if assumptions change. Material assumptions that are made in deriving these estimates include variables such as mine life and inflation rates.

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

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Under the Company's treasury management system which complies with Statement of Financial Accounting Standard ("FAS") 133 requirements for hedge accounting, unrealized mark-to-market losses on gold put option contracts are originally recorded in equity as a component of accumulated other comprehensive income (loss). On the contracts' scheduled maturity dates, the realization of losses on these contracts is reflected by removing the accumulated mark-to-market losses from accumulated other comprehensive income (loss) and recording these losses as part of normal income. All the Company's hedging contracts on byproduct production were liquidated in 2003 with a corresponding charge being recorded in income. Effective January 1, 2003, foreign currency hedges also qualified for hedge accounting and as such are now being accounted for in the same manner as the gold put options. Unrealized mark-to-market gains and losses on these hedges are recorded in accumulated other comprehensive income (loss) and realized gains and losses are recorded in income in the same period the hedged transaction affects income, or on the scheduled maturity dates. Prior to 2003, unrealized mark-to-market gains and losses on foreign currency hedges were recorded in income.

        In late 2003, the Company entered into interest rate swap arrangements whereby it swapped its fixed rate payments on the Convertible Debentures for variable rate payments. The fair value of the swap is recorded as an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in fair value attributable to the risk being hedged with a corresponding charge to income. In connection with the swap, the Company also entered into an interest rate cap to limit the interest rate charged under the swap to 3.38%. The fair value of the cap is recorded as an asset or a liability with a corresponding charge to income.

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

        The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the term of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recorded as an expense on the date of grant. Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables creates difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of income (loss). The Company is required to adopt FAS 123R in the first quarter of 2006. The Company does not expect any significant impact based on the adoption of the new requirements under FAS 123R.

Impact of recently issued accounting pronouncements

        Under the U.S. Securities and Exchange Commission Staff Accounting Bulletin 74 ("SAB 74"), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

        In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur deferred costs, during the production phase of the mine.

        In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for deferred costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle will adopt the provisions of EITF 04-6 on January 1, 2006. The impact of adoption will be to decrease ore stockpile inventory by $8.4 million. Adoption of EITF 04-6 will have no impact on the Company's cash position.

Summarized Quarterly Data

Consolidated Financial Data
(thousands of United States dollars, except where noted)

	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004		Total 2004
Income and cash flows
LaRonde Division
Revenues from mining operations		$48,604		$45,664		$47,986		$45,795		$188,049
Production costs		24,141		25,680		26,172		22,175		98,168

Gross profit (exclusive of amortization shown below)		$24,463		$19,984		$21,814		$23,620		$89,881
Amortization		5,582		5,859		5,861		4,461		21,763

Gross profit		$18,881		$14,125		$15,953		$19,159		$68,118

Net income for the period		$12,909		$8,805		$10,556		$15,609		$47,879
Net income per share (basic and fully diluted)		$0.15		$0.11		$0.12		$0.18		$0.56
Operating cash flow		$6,219		$14,901		$16,683		$11,722		$49,525
Investing cash flow		$41,501		$(23,493)		$(84,020)		$(28,820)		$(94,832)
Financing cash flow		$(1,068)		$1,552		$18,540		$2,149		$21,173
Weighted average number of common shares outstanding (in thousands)		84,525		84,648		84,791		85,989		85,157
Tonnes of ore milled		625,240		683,774		672,708		718,928		2,700,650
Head grades:
Gold (ounces per tonne)		3.81		3.17		3.38		3.32		3.41
Silver (ounces per tonne)		77.80		85.40		92.40		88.00		86.10
Zinc		3.78%		3.79%		4.53%		4.00%		4.03%
Copper		0.56%		0.52%		0.54%		0.52%		0.54%
Recovery rates:
Gold		92.24%		91.25%		92.09%		90.39%		91.49%
Silver		85.40%		86.40%		88.10%		86.20%		86.50%
Zinc		82.60%		84.40%		84.70%		82.00%		83.50%
Copper		80.20%		78.10%		78.10%		79.30%		78.90%
Payable production:
Gold (ounces)		70,188		65,233		67,237		68,909		271,567
Silver (ounces in thousands)		1,128		1,558		1,501		1,512		5,699
Zinc (tonnes)		16,613		17,012		21,931		20,323		75,879
Copper (tonnes)		2,649		2,302		2,637		2,761		10,349
Realized prices (US$):
Gold (per ounce)		$412		$393		$409		$438		$418
Silver (per ounce)		$6.72		$6.22		$6.45		$7.32		$6.84
Zinc (per pound)		$1,036		$1,036		$970		$1,212		$1,036
Copper (per pound)		$2,756		$2,778		$2,844		$3,064		$2,954
Total cash costs (per ounce) (US$):
Production costs		$344		$394		$440		$322		$362
Less: Net byproduct revenues		(260)		(300)		(334)		(330)		(304)
Inventory adjustments		(4)		(15)		(24)		23		—
Accretion expense and other		(2)		(2)		(5)		(2)		(2)

Total cash costs (per ounce)(1)		$78		$77		$77		$13		$56

Minesite costs per tonne milled (C$)(1)	C$	52	C$	51	C$	55	C$	52	C$	53

Note:

(1)
Minesite costs per tonne milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

Consolidated Financial Data
(thousands of United States dollars, except where noted)

	March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005		Total 2005
Income and cash flows
LaRonde Division
Revenues from mining operations		$61,766		$49,572		$58,608		$71,392		$241,338
Production costs		30,973		30,268		32,548		33,576		127,365

Gross profit (exclusive of amortization shown below)		30,793		19,304		26,060		37,816		$113,973
Amortization		7,211		5,983		6,276		6,592		26,062

Gross profit		$23,582		$13,321		$19,784		$31,224		$87,911

Net income for the period		$10,448		$12,794		$2,057		$11,695		$36,994
Net income per share (basic and fully diluted)		$0.12		$0.15		$0.02		$0.13		$0.42
Operating cash flow		$28,105		$19,103		$11,151		$24,621		$82,980
Investing cash flow		37,149		(29,586)		(42,467)		(31,635)		$(66,539)
Financing cash flow		(1,095)		920		9,431		2,433		$11,689
Weighted average number of common shares outstanding (in thousands)		86,131		86,220		86,638		97,127		89,030
Tonnes of ore milled		656,635		681,848		660,058		673,270		2,671,811
Head grades:
Gold (grams per tonne)		2.94		3.13		3.19		3.20		3.11
Silver (grams per tonne)		73.00		76.30		84.70		75.80		77.50
Zinc		4.14%		4.21%		4.30%		3.61%		4.06%
Copper		0.39%		0.36%		0.43%		0.39%		0.39%
Recovery rates:
Gold		90.56%		90.02%		91.33%		91.07%		90.75%
Silver		83.60%		85.20%		84.40%		85.80%		84.80%
Zinc		81.70%		82.50%		83.90%		85.00%		83.20%
Copper		77.10%		74.50%		73.80%		82.50%		76.90%
Payable production:
Gold (ounces)		55,310		61,771		61,704		63,022		241,807
Silver (ounces in thousands)		1,097		1,205		1,295		1,234		4,831
Zinc (tonnes)		18,661		20,116		20,233		17,535		76,545
Copper (tonnes)		1,810		1,680		1,921		1,967		7,378
Realized prices (US$):
Gold (per ounce)		$430		$427		$432		$491		$449
Silver (per ounce)		$6.85		$7.16		$7.04		$9.05		$8.01
Zinc (per tonne)		$1,323		$1,279		$1,345		$1,818		$1,513
Copper (per tonne)		$3,241		$3,417		$4,144		$4,882		$4,376
Total cash costs (per ounce) (US$):
Production costs		$560		$490		$527		$532		$527
Less: Net byproduct revenues		(455)		(379)		(467)		(611)		(511)
Inventory adjustments		(36)		(6)		(25)		59		29
Accretion expense and other		(2)		(2)		(2)		(2)		(2)

Total cash costs (per ounce)(1)		$67		$103		$33		$(22)		$43

Minesite costs per tonne milled (C$)(1)	C$	52	C$	56	C$	57	C$	56	C$	55

Note:

(1)
Minesite costs per tonne milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

Five Year Financial and Operating Summary

Financial Data
(thousands of United States dollars, except where noted)

	2005		2004		2003		2002		2001
Revenues from mining operations		$241,338		$188,049		$126,820		$108,027		$96,043
Interest and sundry income		4,996		655		2,775		1,943		5,752

		246,334		188,704		129,595		109,970		101,795
Costs and expenses		211,055		142,671		147,708		105,359		104,651

Income (loss) before income taxes		35,279		46,033		(18,113)		4,611		(2,856)
Income and mining taxes expense (recovery)		(1,715)		(1,846)		358		588		2,862

Income (loss) before cumulative catch-up adjustment		36,994		47,879		(17,755)		4,023		(5,718)
Cumulative catch-up adjustment relating to FAS 143		—		—		(1,743)		—		—

Net income (loss)		$36,994		$47,879		$(19,498)		$4,023		$(5,718)

Net income (loss) per share		$0.42		$0.56		$(0.23)		$0.06		$(0.09)
Operating cash flow		$82,980		$49,525		$4,253		$13,112		$(4,179)
Investing cash flow		$(66,539)		$(94,832)		$(105,907)		$(66,609)		$(36,556)
Financing cash flow		$11,689		$21,173		$5,439		$185,325		$48,567
Dividends declared per share		$0.03		$0.03		$0.03		$0.03		$0.02
Capital expenditures		$70,270		$53,318		$42,038		$64,836		$36,278
Average gold price per ounce realized		$449		$418		$368		$312		$273
Average exchange rate — US$ per C$		$0.8254		$0.7682		$0.7137		$0.6368		$0.6458
Weighted average number of common shares outstanding (in thousands)		89,030		85,157		83,889		70,821		61,334
Working capital (including undrawn credit lines)		$338,490		$266,305		$240,613		$285,142		$135,908
Total assets		$976,069		$718,164		$637,101		$593,807		$393,464
Long-term debt		$131,056		$141,495		$143,750		$143,750		$151,081
Shareholders' equity		$655,067		$470,226		$400,723		$397,693		$198,426
Operating Summary (thousands of United States dollars, except where noted)
LaRonde Division
Revenues from mining operations		$241,338		$188,049		$126,820		$108,027		$96,043
Production costs		127,365		98,168		104,990		75,969		67,009

Gross profit (exclusive of amortization shown below)		$113,973		$89,881		$21,830		$32,058		$29,034
Amortization		26,062		21,763		17,504		12,998		12,658

Gross profit		$87,911		$68,118		4,326		19,060		16,376

Tonnes of ore milled		2,671,811		2,700,650		2,221,337		1,780,939		1,637,711
Gold — grams per tonne		3.11		3.41		3.77		4.80		5.14
Gold production — ounces		241,807		271,567		236,653		260,184		234,860
Silver production — ounces (in thousands)		4,831		5,699		3,953		3,084		2,524
Zinc production — tonnes		76,545		75,879		45,513		49,016		57,278
Copper production — tonnes		7,378		10,349		9,131		4,049		1,858
Total cash costs (per ounce) (US$):
Production costs		$527		$362		$390		$253		$257
Less: Net byproduct revenues		(511)		(304)		(173)		(107)		(120)
Inventory adjustments		29		—		—		—		—
El Coco royalty		—		—		54		41		23
Accretion expense and other		(2)		(2)		(2)		(5)		(5)

Total cash costs (per ounce)(1)		$43		$56		$269		$182		$155

Minesite costs per tonne milled (C$)	C$	55	C$	53	C$	57	C$	57	C$	57

Detailed Mineral Reserve and Resource Data

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000's oz.)	Tonnes (000's)
Proven Mineral Reserve
LaRonde I	2.92	84.90	0.42	4.31	635	6,768
Goldex	1.88				1	18
Bousquet	1.30				1	18

Subtotal Proven Mineral Reserve	2.91				637	6,804

Probable Mineral Reserve
LaRonde I	2.86	65.54	0.31	3.40	991	10,780
LaRonde II	5.98	21.78	0.33	0.81	3,682	19,154
Suurikuusikko	5.26				2,325	13,757
Lapa	8.88				1,168	4,090
Goldex	2.39				1,640	21,375

Subtotal Probable Mineral Reserve	4.41				9,806	69,156

Total Proven and Probable Mineral Reserves	4.28				10,443	75,960

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000's)
Measured Mineral Resource
Suurikuusikko	3.84				155
Bousquet	13.04				95

Total Measured Mineral Resource	7.33				250

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000's)
Indicated Mineral Resource
LaRonde I	2.25	38.62	0.18	2.47	2,628
LaRonde II	3.39	13.65	0.23	0.50	1,949
Suurikuusikko	4.23				1,715
Pinos Altos	3.94	102.25			12,484
Lapa	5.49				754
Bousquet	5.63				1,704
Ellison	5.67				247

Total Indicated Mineral Resource	3.92				21,481

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000's)
Inferred Mineral Resource
LaRonde II	6.15	30.05	0.52	1.20	5,182
Suurikuusikko	4.35				6,688
Pinos Altos	5.23	110.99			3,238
Bousquet	7.45				1,667
Goldex	1.92				3,194
Lapa	7.69				1,709
Ellison	6.40				965

Total Inferred Mineral Resource	5.11				22,643

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.

Scientific and Technical Data

        Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

        Cautionary Note to U.S. Investors-The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured", "indicated", and "inferred", "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be secured from us, or from the SEC's website at: http://sec.gov/edgar.shtml. A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Guide 7. Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for 2005 reserves and resources were $405 per ounce gold. There are no known relevant issues that would materially affect the estimate. No independent verification of the data has been published. The assumptions used for 2005 mineral reserves and resources were $405 per ounce gold, $6.35 per ounce silver, $0.51 per pound zinc, $1.24 per pound copper and a C$/US$ exchange rate of 1.30.

        Canadian Securities Administrators National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

        A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

        A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

        Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

        The qualified person responsible for the LaRonde I and LaRonde II mineral reserve and resource estimate is Marc Ruel, P.Geo., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is February 22, 2006, using the same operating and capital cost assumptions, parameters and methods as that found in the 2005 Mineral Resource and Mineral Reserve Report by Guy Gosselin, P.Geo. Agnico-Eagle Mines Limited, LaRonde Division that was posted on SEDAR on March 23, 2005.

        A qualified person, Carl Pelletier, Geo., of Innovexplo Geological Services, was responsible for the mineral reserve and mineral resource estimate at Goldex. A description of the operating and capital cost assumptions, parameters and methods may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate was September 9, 2005. The 2005 estimate differs from the previous in that a minor amount of proven reserves in the form of development rock that was in stockpiles on December 31, 2005. Although the price assumptions used to constrain the wireframe models and also estimate the mineral resource and reserve in 2005 are slightly lower than those currently used, it is the opinion of the qualified person that the differences are not significant.

        The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Christian D'Amours, Geo., of Service Conseil Géopointcom. The effective date of the estimate was February 23, 2005. Wireframe models of zones comprising the Lapa deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $360 per ounce and metallurgical recoveries of 85.9% for gold. Gold assays were cut to 51.4 grams per tonne or 58.6 grams per tonne depending on the zone. For the mineral resource models, a minimum gold grade cut-off of 5.0 grams per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 2.8 metres (horizontal width). Although the price assumptions used to constrain the wireframe models and also estimate the mineral resource and reserve in 2005 are slightly lower than those currently used, it is the opinion of the qualified person that the differences are not significant.

        The Lapa mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. In order to estimate the mineral reserve, a dilution factor that averaged 22.8% was applied. For the underground reserve models, the minimum in situ gold grade cut-off was 6.0 grams per tonne or 6.5 grams per tonne depending on the mining method.

        The Qualified Person responsible for the Suurikuusikko mineral resource and mineral reserve estimate is Normand Bédard P.Geo., the Abitibi Regional Division's Senior Geologist. The effective date of the estimate is February 22, 2006. A technical report describing the mineral resource and mineral reserve estimate has been filed with the securities regulatory authorities.

        Wireframe models of zones comprising the Suurikuusikko deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $405 per ounce, metallurgical recoveries of 87% for gold, and cut-off grades that varied were applied depending on whether the material could be potentially mined by open pit or by underground methods. Gold assays were cut to 50 grams per tonne. For the open pit resource models, a minimum gold grade cut-off of 1.0 grams per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width). For the underground resource models, a minimum gold grade cut-off of 3.0 grams per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

        The Suurikuusikko mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. In order to estimate the Suurikuusikko mineral reserve, a dilution factor was applied between 10 and 20 percent depending on the mining method. For the open pit reserve models, a minimum in situ gold grade cut-off of 1.7 grams per tonne was used. For the underground reserve models, a minimum in situ gold grade cut-off of 4.0 grams per tonne was used.

        The qualified person responsible for the Bousquet and Ellison mineral reserve and resource estimates is Normand Bédard P.Geo., Regional Division's Senior Geologist. In estimating the Bousquet and Ellison mineral resource and reserve, a minimum gold grade cut-off of 3.0 grams per tonne was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 3.0 metres. The estimate was derived using a combination of three dimensional block modeling (grades were interpolated using the inverse distance power squared method) for certain zones and for other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM definition and guidelines. This information is of a good quality and is considered reliable.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The articles of Agnico-Eagle provide for a minimum of five and a maximum of twelve directors. By special resolution of the shareholders of Agnico-Eagle approved at the annual and special meeting of Agnico-Eagle held on June 27, 1996, the shareholders authorized the Board of Directors to determine the number of directors within that minimum and maximum. The number of directors to be elected is nine as determined by the Board of Directors by resolution passed on December 13, 2005.

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

        The following is a brief biography of each of Agnico-Eagle's directors and senior officers:

        Dr. Leanne M. Baker, 53, is a director of Agnico-Eagle. Dr. Baker is a member of the Audit Committee and Chair of the Compensation Committee. Dr. Baker is Managing Director of Investor Resources LLC, consulting to companies in the mining and financial services industries, and is a registered representative with Puplava Securities, Inc., a U.S. broker-dealer. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of New Sleeper Gold Corporation, a mining exploration company traded on the TSX Venture Exchange, and U.S. Gold Corporation. Dr. Baker resides in Tiburon, California.

        Douglas R. Beaumont, P.Eng., 73, is a director of Agnico-Eagle. Mr. Beaumont is a member of the Compensation Committee and Chair of the Corporate Governance Committee. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Prior to that he was Executive Vice-President of Kilborn Engineering & Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997. Mr. Beaumont resides in Toronto, Ontario.

        Sean Boyd, CA, 47, is the Vice-Chairman and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice-Chairman in December 2005 and Chief Executive Officer in 1998, Mr. Boyd served as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996 and Secretary Treasurer during a portion of 1990, and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a chartered accountant with Clarkson Gordon. Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also a director of Contact Diamond Corporation ("Contact Diamond"), a 39.4% equity investee of Agnico-Eagle traded on the TSX. Mr. Boyd resides in Newmarket, Ontario.

        Bernard Kraft, C.A., 75, is a director of Agnico-Eagle. Mr. Kraft is a member of the Audit Committee, the Compensation Committee and the Corporate Governance Committee. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants.

Mr. Kraft is a recently-retired senior partner of the Toronto accounting firm Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992. Mr. Kraft is also a director of Canadian Shield Resources Inc., a mining exploration company traded on the TSX Venture Exchange. Mr. Kraft resides in Toronto, Ontario.

        Mel Leiderman, C.A., TEP, 53, is a director of Agnico-Eagle. Mr. Leiderman is Chair of the Audit Committee and a member of the Corporate Governance Committee. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). He has been a director since January 1, 2003. Mr. Leiderman resides in Toronto, Ontario.

        James D. Nasso, 72, is Chairman of the Board of Directors and a director of Agnico-Eagle. Mr. Nasso is a member of the Audit Committee and the Corporate Governance Committee. Mr. Nasso, now retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Mr. Nasso is also a director and Chairman of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 39.4% interest. Mr. Nasso resides in Toronto, Ontario.

        Eberhard Scherkus, P.Eng., 54, is President and Chief Operating Officer and a director of Agnico-Eagle. Mr. Scherkus has been a director of the Company since January 17, 2005 and has been President and Chief Operating Officer since December 13, 2005 and was Executive Vice-President and Chief Operating Officer since February 6, 1998. Prior to his appointment as Executive Vice-President and Chief Operating Officer, Mr. Scherkus served as Vice-President, Operations from September 19, 1996 and prior to that as a manager of the Company's LaRonde Division. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus also serves as director of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 39.4% interest. Mr. Scherkus resides in Oakville, Ontario.

        Howard R. Stockford, P.Eng., 64, is a director of Agnico-Eagle. Mr. Stockford is a member of the Compensation Committee. Mr. Stockford is an independent consultant to the mining industry and is currently the President of Stockford Consulting Inc. Mr. Stockford was Executive Vice-President of Aur Resources Inc. ("Aur"), a mining company which is traded on the TSX, from 1989 until his retirement at the end of 2004. From 1983 to 1989, Mr. Stockford was Vice-President of Aur. Mr. Stockford is a member of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") and has previously served as Chairman of both the Winnipeg and Toronto branches of the CIM and as President of the CIM national body. Mr. Stockford is also a member of the Prospectors and Developers Association of Canada, the Geological Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc.). Mr. Stockford is a director of Aur, an office he has held since 1984, and a director of Nuinsco Resources Limited, an office he has held since March of 2005. Mr. Stockford has been a director of Agnico-Eagle since May 2005. Mr. Stockford resides in Toronto, Ontario.

        Pertti Voutilainen, M.Sc., M.Eng., 65, is a director of Agnico-Eagle and a member of the Audit Committee. Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was Chairman of the board of directors and CEO for Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as CEO for 11 years. During the last five years, Mr. Voutilainen has served as director on the board of directors of each of Metso Oyj (Chairman), Viola Systems Oy (Chairman), Innopoli Oy (Chairman) and Fingrid Oyj. He is currently a director of Technopolis Oyj (Chairman). Mr. Voutilainen holds the honorary title of Mining Counsellor (Bergsråd) which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen also holds graduate degrees from Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.). He was appointed as director of Agnico-Eagle on December 13, 2005. He also serves on the board of directors of three of Agnico-Eagle's subsidiaries, namely Riddarhyttan, Riddarhyttan Resources Oy and Agnico-Eagle Sweden AB. Mr. Voutilainen resides in Espoo, Finland.

        Donald G. Allan, 49, is Vice-President, Corporate Development of Agnico-Eagle, a position he has held since May 6, 2002. Prior to his appointment as Vice-President, Corporate Development, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B.Comm.). Mr. Allan is also qualified as a Chartered Accountant. Mr. Allan also serves as Vice-President, Corporate Development of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 39.4% interest. Mr. Allan resides in Toronto, Ontario.

        Alain Blackburn, P.Eng., 49, is Vice-President, Exploration of Agnico-Eagle, a position he has held since October 1, 2002. Prior to his appointment as Vice-President, Exploration, Mr. Blackburn served as Manager, Corporate Development of Agnico-Eagle from January 1999 and as Agnico-Eagle's Exploration Manager from September 1996 to January 1999. Mr. Blackburn is a graduate of Université du Québec de Chicoutimi (P.Eng.) and Université du Québec en Abitibi-Temiscamingue (M.Sc.). Mr. Blackburn also serves as a director of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 39.4% interest. Mr. Blackburn resides in Oakville, Ontario.

        David Garofalo, C.A., 40, is Vice-President, Finance and Chief Financial Officer of Agnico-Eagle, a position he has held since January 1, 1999, prior to which he served as Treasurer of Agnico-Eagle from June 8, 1998. Prior to joining Agnico-Eagle, Mr. Garofalo served as Treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.). Mr. Garofalo also serves as Vice-President, Finance and Chief Financial Officer of Contact Diamond, a TSX listed company in which Agnico-Eagle holds a 39.4% interest. Mr. Garofalo resides in Richmond Hill, Ontario.

        R. Gregory Laing, BA, LL.B., 47, is General Counsel, Vice-President, Legal and Corporate Secretary of Agnico-Eagle, a position he has held since September 19, 2005. Prior to this, he was Vice President, Legal of Goldcorp Inc. (gold mining company) from October 2003 to June 2005 and General Counsel, Vice President, Legal and Corporate Secretary of TVX Gold Inc. (gold mining company) between October 1995 and January 2003. He worked as a corporate securities lawyer for two prominent Toronto law firms prior to that. Mr. Laing is a director of New Gold Inc. (mining company), a TSX and AMEX listed company, and Andina Minerals Inc. (mining exploration company), a TSX-V listed company. Mr. Laing is also General Counsel, Vice President, Legal and Corporate Secretary of Contact Diamond Corporation, a TSX listed company in which Agnico-Eagle holds a 39.4% interest. Mr. Laing resides in Oakville, Ontario.

        Jean Robitaille, 43, is Vice-President, Metallurgy & Marketing of Agnico-Eagle, a position that he has held since January 1, 2006. Prior to his appointment, he served Agnico-Eagle in various capacities for 18 years, most recently as General Manager, Metallurgy & Marketing and as Mill Superintendent and Project Manager for the expansion of the Laronde mill. Prior to joining Agnico-Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a mining graduate of the College de l'Abitibi-Témiscamingue with a specialty in mineral processing. Mr. Robitaille resides in Oakville, Ontario.

        There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer was selected to serve, nor are there any family relationships between any such persons.

Compensation of Officers

        The executive officers of Agnico-Eagle are:

  •
  Sean Boyd, Vice-Chairman and Chief Executive Officer

  •
  Eberhard Scherkus, President and Chief Operating Officer

  •
  David Garofalo, Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Vice-President, Corporate Development

  •
  Alain Blackburn, Vice-President, Exploration

  •
  R. Gregory Laing, General Counsel, Vice-President, Legal and Corporate Secretary

  •
  Jean Robitaille, Vice-President, Metallurgy and Marketing

        The following Summary Compensation Table sets out compensation during the three fiscal years ended December 31, 2005 for the Vice-Chairman and Chief Executive Officer, the Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers (collectively the "Named Executive Officers") of Agnico-Eagle measured by base salary and bonus earned during the fiscal year ended December 31, 2005.

Summary Compensation Table — Agnico-Eagle Mines Limited

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary (C$)	Bonus (C$)	Securities Under Options (C$)	All Other Compensation (C$)(1)
Sean Boyd	2005	660,000	475,000	125,000	38,061
Vice-Chairman and	2004	600,000	393,000	90,000	47,268
Chief Executive Officer	2003	600,000	—	—	30,574
Eberhard Scherkus	2005	475,000	270,000	100,000	38,741
President and	2004	435,000	228,000	70,000	54,656
Chief Operating Officer	2003	435,000	—	—	23,074
David Garofalo	2005	320,000	150,000	70,000	38,691
Vice-President, Finance and	2004	290,000	120,000	50,000	31,644
Chief Financial Officer	2003	290,000	—	—	3,324
Donald G. Allan	2005	240,000	95,000	40,000	35,316
Vice-President,	2004	220,000	70,000	40,000	35,139
Corporate Development	2003	220,000	—	—	13,376
Alain Blackburn	2005	220,000	85,000	40,000	33,903
Vice-President,	2004	200,000	65,000	50,000	36,470
Exploration	2003	175,000	75,000	—	13,376

(1)
Consists of annual contributions made by Agnico-Eagle on behalf of the Named Executive Officers under the Company's defined contribution pension plan (see "Pension Arrangements"), premiums paid for term life insurance and automobile allowances for the Named Executive Officers.

  Stock Option Plan

        Under the Company's Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The exercise price of options granted may not be less than the closing market price for the common shares of the Company on the TSX on the day prior to the date of grant. The maximum term of options granted under the Stock Option Plan is five years and the maximum number of stock options that can be issued in any year is 1% of the Company's outstanding common shares. In addition, a maximum of 25% of the options granted in an option grant vest upon the date they are granted with the remaining options vesting equally over the next three anniversaries of the option grant.

        The Stock Option Plan provides for the termination of an option held by an option holder in the following circumstances:

  •
  the option expires (no later than five years after the option was granted);

  •
  30 days after the option holder ceases to be an employee, officer, director of or consultant to the Company or any subsidiary of the Company;

  •
  six months after the death of the option holder; and

  •
  where such option holder is a director, four years after the date he or she resigns or retires from the Board (provided that in no event will any option expire later than five years after the option was granted).

        An option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, minor child and minor grandchild, a trust governed by a registered retirement savings plan of an eligible participant, a corporation controlled by such participant or a family trust of which the eligible participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board and any stock exchange or other authority.

        The Board may amend or revise the terms of the Stock Option Plan as permitted by law and subject to any required approval by any stock exchange or other authority. No amendment or revision to the Stock Option Plan which adversely affects the rights of any option holder under any option granted under the Stock Option Plan can be made without the consent of the option holder whose rights are being affected. In addition, no amendments to the Stock Option Plan to increase the number of common shares reserved for issuance, to change the designation of who is an eligible participant, or to decrease the prices at which options can be exercised can be made without first obtaining the approval of the Company's shareholders. The Stock Option Plan does not expressly entitle participants to convert a stock option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate option exercises. During 2005, no loans, guarantees or other financial assistance was provided under the plan.

        The Compensation Committee is recommending an increase of common shares reserved for issuance under the Stock Option Plan from 10,000,000 to 13,000,000 common shares to be approved at the annual and special shareholders meeting scheduled for May 12, 2006. Should shareholders approve this recommendation, the maximum amount of shares issuable under the Stock Option Plan (which includes options available for future grants and unexercised options) would be 6.3% of the Company's 109,050,565 common shares outstanding as at March 3, 2006.

        The following table sets out stock option awards received by the Named Executive Officers during the year ended December 31, 2005.

Option grants of Agnico-Eagle Mines Limited during 2005

Name	Securities Under Options	% of Total Option Grants in Year	Exercise Price (C$)	Market Value of Underlying Options on Date of Grant	Expiration Date
Sean Boyd	125,000	13	$16.89	NIL	Dec. 13, 2009
Eberhard Scherkus	100,000	10	$16.89	NIL	Dec. 13, 2009
David Garofalo	70,000	7	$16.89	NIL	Dec. 13, 2009
Donald Allan	40,000	4	$16.89	NIL	Dec. 13, 2009
Alain Blackburn	40,000	4	$16.89	NIL	Dec. 13, 2009

        The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of options of the Company during the year ended December 31, 2005, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2005. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2005 is the difference between the exercise price of the options and the market value of Agnico-Eagle's common shares on December 31, 2005, which was C$23.02 per share of the Company's common stock.

Aggregate option exercises during 2005 and year end option values

			Unexercised options at December 31, 2005		Value of unexercised in-the-money options at December 31, 2005 (C$)
	Securities acquired at exercise	Aggregate value realized (C$)
Name			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
Sean Boyd	—	NIL	432,400	107,500	$3,547,963	$667,975
Eberhard Scherkus	—	NIL	328,000	85,000	$2,848,160	$528,050
David Garofalo	13,000	123,760	135,000	60,000	$904,550	$372,800
Donald Allan	—	NIL	90,000	40,000	$309,200	$249,200
Alain Blackburn	8,000	76,840	120,000	45,000	$594,350	$280,850

        The following table shows, as at December 31, 2005, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options		Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	3,071,625	C$	15.78	1,943,285
Equity compensation plans not approved by shareholders	Nil		Nil	Nil

  Incentive Share Purchase Plan

        In 1997, the shareholders of Agnico-Eagle approved the Share Purchase Plan to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Directors may contribute up to 100% of their annual Board and committee retainer fees. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues shares which have a market value equal to the total contributions (individual and Corporation) under the Share Purchase Plan. Of the 2,500,000 shares approved in 1997 under the Share Purchase Plan, Agnico-Eagle has, as of March 3, 2006, reserved 905,778 common shares for issuance under the plan.

  Pension Arrangements

        Two individual Retirement Compensation Arrangement Plans ("RCA Plans") for Mr. Boyd and Mr. Scherkus provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank.

        The following chart provides illustrations of the total estimated pension payable from both the RCA Plan and the Basic Plan assuming various current pensionable earnings, current ages and total years of service to retirement at age 60. In all cases, it was assumed that current pensionable earnings would increase at the rate of 3% per annum, compounded annually.

Total Years of Service with the Company to Age 60(1)
Current Age
Current Earnings		15 years	20 years	25 years	30 years	35 years
C$400,000	45 50 55 60	$176,400 152,100 131,200 113,200	$235,000 202,900 175,000 150,900	$294,000 253,600 218,700 188,700	$352,700 304,300 262,500 226,400	$411,500 355,000 306,200 264,200
C$500,000	45 50 55 60	$220,300 190,000 163,900 141,400	$293,700 253,400 218,500 188,500	$367,100 316,700 273,200 235,600	$440,600 380,000 327,800 282,800	$514,000 443,400 382,500 329,900
C$600,000	45 50 55 60	$264,300 228,000 196,700 169,700	$352,400 304,000 262,300 226,200	$440,600 380,000 327,800 282,800	$528,700 456,000 393,400 339,300	$616,800 532,000 458,900 395,900
C$700,000	45 50 55 60	$308,400 266,000 229,500 197,900	$411,200 354,700 306,000 263,900	$514,000 443,400 382,500 329,900	$616,800 532,000 458,900 395,900	$719,600 620,700 535,400 461,900

(1)
All amounts are stated in Canadian dollars.

        At December 31, 2005, the two individuals under the RCA Plans had the following years of service:

• Mr. Boyd	20 years
• Mr. Scherkus	20 years

        Accordingly, the total projected pension payable at retirement from both the RCA Plan and the Basic Plan for Mr. Boyd and Mr. Scherkus are C$632,225 and C$290,100 per annum, respectively. The 2005 annual service cost and total accrued pension obligation, respectively, for each of Mr. Boyd and Mr. Scherkus as at December 31, 2005 are as follows: Mr. Boyd — C$175,700 and C$2,490,200, Mr. Scherkus — C$124,400 and C$1,960,900. The annual service cost represents the value of the projected pension benefit earned during the year. The total accrued pension obligation represents the value of the projected pension benefit earned for all service to date. The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, and unusual payments. The benefits listed in the table are not subject to any deduction for social security or other offset amounts such as Canada Pension Plan amounts.

  Employment Contracts/Termination Arrangements

        Agnico-Eagle has employment agreements with all executive officers which provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. The agreements were updated in December 2005 and provide minimum annual base salaries for the Named Executive Officers as follows:

• Mr. Boyd	C$	700,000
• Mr. Scherkus	C$	500,000
• Mr. Garofalo	C$	340,000
• Mr. Allan	C$	270,000
• Mr. Blackburn	C$	245,000

        These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. If the individual agreements are terminated other than for cause, death or disability, or upon their resignations following certain events, all of the above named individuals would be entitled to a payment equal to two and one-half times the annual base salary at the date of termination plus an amount equal to two and one-half times the annual bonus (averaged over the preceding two years) and a continuation of benefits for up to two years or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  a substantial alteration of responsibilities;

  •
  a reduction of base salary or benefits;

  •
  an office relocation of greater than 100 kilometres;

  •
  a failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director, and is also the Vice-Chairman and Chief Executive Officer of the Company, and Mr. Scherkus, who is a director and is also the President and Chief Operating Officer, receive no remuneration for their services as directors.

        The table below summarizes the annual retainers and attendance fees paid to the other directors during the year ended December 31, 2005.

	Compensation during the year ended December 31, 2005
Annual board retainer	C$	20,000
Annual retainer for Chairman of the Board	C$	50,000
Annual retainer for Chairman of the Audit Committee	C$	7,500
Annual retainer for chairpersons of other Board committees	C$	5,000
Board meeting attendance fee	C$	1,500
Long-distance Board meeting attendance fee	C$	2,000
Board meeting phone attendance fee	C$	750

        The following table sets out the attendance of each of the directors to the Board meetings and the Board committee meetings held in 2005.

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	16 of 16	10 of 10
Douglas R. Beaumont	16 of 16	6 of 6
Sean Boyd	16 of 16	N/A
Alan Green(1)	1 of 1	1 of 1
Bernard Kraft	16 of 16	9 of 10
Mel Leiderman	16 of 16	6 of 6
James D. Nasso	16 of 16	6 of 6
Eberhard Scherkus(2)	13 of 13	N/A
Howard Stockford	6 of 6	5 of 5
Pertti Voutilainen(3)	1 of 1	1 of 1

(1)
Alan Green resigned from the Board on January 17, 2005.

(2)
Eberhard Scherkus was appointed to the Board on January 17, 2005.

(3)
Pertti Voutilainen was appointed to the Board on December 13, 2005.

        To align the interests of directors with those of shareholders, directors, other than Mr. Boyd and Mr. Scherkus, are required to own the equivalent of at least three years of their annual retainer fee in Agnico-Eagle's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in Agnico-Eagle's Incentive Share Purchase Plan. In addition, each director, other than Mr. Boyd and Mr. Scherkus, is eligible to be granted a maximum of 7,500 options per year under Agnico-Eagle's Stock Option Plan. Beginning with the 2005 fiscal year, individual grants will be determined annually by the Compensation Committee based on performance evaluations for each director.

        In 2005, Mr. Voutilainen was the Chairman of Riddarhyttan Resources AB which became a subsidiary of Agnico-Eagle on October 12, 2005. As Chairman of Riddarhyttan Resources AB, he earned 100,000 SEK, 21,000 SEK (approximately C$3,079) of which was earned after October 12, 2005.

        During the year ended December 31, 2005, Agnico-Eagle issued a total of 7,925 common shares under its Incentive Share Purchase Plan to the following directors as follows:

• Mr. Boyd	2,527
• Mr. Scherkus	3,665
• Mr. Beaumont	632
• Mr. Kraft	632
• Mr. Stockford	469

        Agnico-Eagle will provide healthcare benefits to Ernest Sheriff until May 2010, which is the fifth anniversary of his resignation from the Board.

Indebtedness of Directors, Executive Officers and Senior Officers

        During the year ended December 31, 2005, there was no outstanding indebtedness to Agnico-Eagle by any of its officers or directors made in connection with the purchase of securities of Agnico-Eagle. In addition, during the year ended December 31, 2005 and as at March 3, 2006, the only officer indebted to the Company was Alain Blackburn, Vice-President, Exploration. The non-interest bearing loan was advanced by Agnico-Eagle to Mr. Blackburn in 1999 for the purchase of a residence as a relocation incentive. The loan matures in 2024 and is secured by a second mortgage on the residence of Mr. Blackburn which provides for full recourse against the assets of Mr. Blackburn. As at December 31, 2005, the amount outstanding under this loan was C$92,500. As at March 3, 2006, the amount outstanding under this loan was C$91,731. The highest aggregate amount of indebtedness outstanding under the loan in 2005 was C$97,500. Agnico-Eagle will no longer make loans to officers under any circumstances.

Directors' and Officers' Liability Insurance

        The Corporation has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Corporation. The premium for these policies for the period from December 31, 2005 to December 31, 2006 is C$784,000. The policies provide coverage of up to C$50 million per occurrence, to a maximum of C$50 million per annum. There is no deductible for directors and officers and a C$250,000 deductible for each claim made by the Corporation ($1 million deductible for securities claims). The insurance applies in circumstances where the Corporation may not indemnify its directors and officers for their acts or omissions.

Board Practices

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the charters for the Audit Committee, the Compensation Committee and the Corporate Governance Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

        The Company is required under the rules of the Canadian Securities Administrators (the "CSA") to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. Set out below is a description of the corporate governance practices of the Board which has been prepared by the Corporate Governance Committee and approved by the Board.

        Additional information on each director of the Company, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2005, can be found on pages 72 to 74 and 79 of this Form 20-F.

Director Independence

        The Board consists of nine directors. The Board has made an affirmative determination that seven of its nine current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange (the "NYSE"). With the exception of Mr. Boyd and Mr. Scherkus, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd and Mr. Scherkus are independent, the Board took into consideration the fact that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company in excess of directors' fees, grants and grants of stock options.

        Mr. Boyd and Mr. Scherkus are considered related because they are officers of the Company. All directors, other than Mr. Boyd and Mr. Scherkus, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

        The Board regularly meets independently of management at the request of any director and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board meets without management at least once each quarter after each Board meeting held to consider interim and annual financial statements. In 2005, the Board met without management on eight separate occasions, including the four scheduled quarterly meetings.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice-Chairman and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the CEO and, promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include selecting the Chair for each of the Board's committees scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company and to supervise the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the CEO and advises management in the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company, as well as meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and management information circular. The Board has a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board Mandate is posted on the Company's website at www.agnico-eagle.com.

Approach to Corporate Governance Issues

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Vice-President, Finance and Chief Financial Officer, Vice-President, Corporate Development, Vice-President, Exploration and Vice-President, Metallurgy and Marketing report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

Position Descriptions

  CEO

        The Board has adopted a position description for the CEO who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan, current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of Agnico-Eagle's business, subject always to the oversight by the Board, the CEO's specific responsibilities include:

  •
  providing leadership and direction to the other members of Agnico-Eagle's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chairman in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for Agnico-Eagle that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support Agnico-Eagle's long-term strategy;

  •
  ensuring that the day-to-day business affairs of Agnico-Eagle are appropriately managed;

  •
  consistently striving to achieve Agnico-Eagle's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for Agnico-Eagle a satisfactory competitive position within its industry;

  •
  ensuring that Agnico-Eagle has an effective management team below the level of the CEO and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of CEO; and

  •
  serving as the spokesperson for Agnico-Eagle.

        The CEO is to consult with the Chairman on matters of strategic significance to the Company and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

  Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees which include the Audit Committee, Corporate Governance Committee and Compensation Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encourage free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        Agnico-Eagle holds annual educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of Agnico-Eagle as they relate to its business.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with this code of ethics and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy which provides procedures for officers and employees who feel that a violation of the Code of Business Conduct and Ethics has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Vice-President, Legal and Corporate Secretary or the Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Vice-President, Legal and Corporate Secretary periodically prepares a written report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to the matter and would not participate in any vote on the matter.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of non-management and independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk workload, and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, see "Directors, Senior Management and Employees — Compensation of Directors" above and the description of the Compensation Committee below.

Board Committees

        The Board has three Committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

  Audit Committee

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, attached to this Form 20-F as Exhibit 15.04, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in SOX. The Audit Committee must pre-approve all audit and permitted non-audit engagements to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval and who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee is also responsible for recommending to the Board the quantum of compensation for the Company's external auditors. The Audit Committee is responsible for overseeing the work of the Company's external auditors. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain and determine the compensation (to be funded by the Company) of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

        The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Leiderman (Chair), Dr. Baker, Mr. Kraft, Mr. Nasso, and Mr. Voutilainen), each of whom is financially literate, as the term is used in the CSA's National Instrument 52-110. In addition, Mr. Leiderman and Mr. Kraft are chartered accountants currently active in private practice and, as such, qualify as audit committee financial experts, as the term is used in SOX. The education and experience of each member of the Audit Committee is set out under "Item 6. Directors, Senior Management and Employees — Directors and Senior Management". Fees paid to the Company's Auditors, Ernst & Young LLP, are set out under "Item 10. Additional Information — Audit Fees". The Audit Committee met five times in 2005.

  Compensation Committee

        The Compensation Committee is responsible for:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, stock option and other incentive plans for the benefit of executive officers;

  •
  administering the Company's Stock Option Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The Charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Beaumont, Mr. Kraft and Mr. Stockford). The Compensation Committee met five times in 2005.

  Corporate Governance Committee

        The Corporate Governance Committee is responsible for:

  •
  evaluating the Company's governance practices;

  •
  developing its response the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The Charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

        The Corporate Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Beaumont (Chair), Mr. Kraft, Mr. Leiderman and Mr. Nasso). The Corporate Governance Committee met once in 2005.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        Each of the directors completes a detailed annual assessment questionnaire on the Board and Board Committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committees structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessments help identify opportunities for continuing Board and director development.

Employees

        As of March 3, 2006, the LaRonde Division employed 576 persons. The employees are not unionized. As of March 3, 2006, the Executive Office, Exploration Division, the Regional Development Division, the Goldex Division and the Riddarhyttan Division employed 22, 6, 76, 97 and 12 persons, respectively.

        The number of employees employed by the Company at the end of 2005, 2004, 2003 and 2002 were 789, 610, 549 and 457, respectively.

Share Ownership

        As of March 3, 2006, officers and directors as a group (14 persons) beneficially owned or controlled (excluding options to purchase 2,170,250 common shares, of which 1,432,750 are currently exercisable and 737,500 are currently unexercisable) an aggregate of 260,235 common shares or about 0.2% of the 109,050,565 issued and outstanding common shares. See also " — Directors, Senior Management and Employees — Compensation of Officers".

Security Ownership of Directors and Executive Officers

        The following table sets forth certain information concerning the direct and beneficial ownership as at March 3, 2006 by each director and executive officer of the Company of common shares of the Company and options to purchase common shares of the Company. Unless otherwise noted, exercise prices are in Canadian dollars.

Beneficial Owner	Share Ownership(1)	Total Common Shares under Option(2)	Common Shares under Option	Exercise Price (C$)		Expiry Date
Leanne M. Baker Director	3,500	24,000	9,000 7,500 7,500	C$ C$ C$	21.84/US$14.06 16.89/US$13.72 23.02/US$19.76	12/18/2007 12/13/2009 1/3/2011
Douglas R. Beaumont Director	6,608	52,000	12,000 25,000 7,500 7,500		8.25 10.40 16.89 23.02	3/6/2008 1/5/2010 12/13/2009 1/3/2011

Sean Boyd Director, Vice-Chairman and Chief Executive Officer	101,689	639,900	225,000 90,000 125,000 79,900 20,000 100,000	15.93 16.69 16.89 10.40 9.20 23.02	1/10/2007 1/12/2009 12/13/2009 1/5/2010 1/3/2011 1/3/2011
Bernard Kraft Director	6,608	50,000	10,000 7,500 25,000 7,500	11.40 16.89 10.40 23.02	9/29/2009 12/13/2009 1/5/2010 1/3/2011
Mel Leiderman Director	2,000	23,000	8,000 7,500 7,500	21.84 16.89 23.02	12/18/2007 12/13/2009 1/3/2011
James Nasso Director and Chairman of the Board	17,751	40,000	25,000 7,500 7,500	10.40 16.89 23.02	1/5/2010 12/13/2009 1/3/2011
Eberhard Scherkus Director, President and Chief Operating Officer	52,968	488,000	135,000 70,000 100,000 108,000 75,000	15.93 16.69 16.89 10.40 23.02	1/10/2007 1/12/2009 12/13/2009 1/5/2010 1/3/2011
Howard Stockford Director	469	25,500	18,000 7,500	14.67 23.02	5/2/2010 1/3/2011
Pertti Voutilainen Director	NIL	18,000	18,000	23.02	1/3/2011
David Garofalo Vice-President, Finance and Chief Financial Officer	23,048	220,000	50,000 50,000 70,000 50,000	15.93 16.69 16.89 23.02	1/10/2007 1/12/2009 12/13/2009 1/3/2011
Donald G. Allan Vice-President, Corporate Development	4,492	180,000	50,000 40,000 40,000 50,000	21.82 16.89 16.69 23.02	5/6/2007 12/13/2009 1/12/2009 1/3/2011
Alain Blackburn Vice-President, Exploration	1,592	132,500	25,000 25,000 12,500 20,000 50,000	18.75 21.84 16.69 16.89 23.02	12/6/2006 12/18/2007 1/12/2009 12/13/2009 1/3/2011

R. Gregory Laing General Counsel, Vice-President, Legal and Corporate Secretary	383	75,000	50,000 25,000	15.96 23.02	10/26/2010 1/3/2011
Jean Robitaille Vice-President, Marketing and Mettalurgy	3,572	117,000	15,000 12,000 35,000 5,000 10,000 5,000 35,000	15.93 16.69 16.89 13.85 10.40 8.25 23.02	1/10/2007 1/12/2009 12/13/2009 6/19/2007 1/5/2010 3/6/2008 1/3/2011

Notes:

(1)
As of December 31, 2005. In each case, shareholdings constitute less than one percent of the issued and outstanding common shares of the Company. The total number of common shares held by directors and executive officers constitutes 0.22% of the issued and outstanding common shares of the Company.

(2)
As of December 31, 2005.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        FMR Corp. and Fidelity International Limited (collectively, "Fidelity") have filed a report with securities regulators stating that they collectively have control over 5,836,776 common shares of the Company (5.32%) and that, while they are of the view that they are not acting as a "group" for the purposes of the Securities Act of 1934, they have filed a report on a voluntary basis as if all of the common shares of the Company are beneficially owned by them on a joint basis. Fidelity does not exercise different voting rights than other holders of the Company's common shares. To the knowledge of the directors and senior officers of the Company, as of March 3, 2006, no other person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company.

        As of March 3, 2006, there were: (i) 4,346 holders of record of Agnico-Eagle's 109,050,565 outstanding common shares, of which 3,707 holders of record were in the United States and held 35,295,277 common shares or about 32.4% of the outstanding common shares, and (ii) four holders of record of Agnico-Eagle's 6,900,000 outstanding Warrants, of which two holders of record were in the United States and held 4,423,500 Warrants or about 64.11% of the outstanding Warrants.

        The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To the best knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

Related Party Transactions

        See the information set forth under the captions "Directors, Senior Management and Employees — Indebtedness of Directors, Executive Officers, and Senior Officers" above.

        For the year ended December 31, 2002, the Company loaned C$4,034,406 to Contact Diamond to fund ongoing exploration and operating activity. For the years ended December 31, 2003, 2004, 2005 and the period from January 1, 2006 to March 3, 2006, Contact Diamond repaid C$329,915, nil, nil and nil, respectively, to the Company. The largest amount outstanding under this loan was C$25,640,785 in 2002, C$5,307,643 in 2003, C$3,902,111 in 2004, C$3,902,111 in 2005 and C$3,902,111 for the period from January 1, 2006 to March 3, 2006. The total indebtedness of Contact Diamond to the Company at March 3, 2006 is C$3,902,111, including accrued interest to March 3, 2006 of nil. The loan is repayable on demand. The rate of interest on the loan is 8% per annum. The Company waived the interest on this loan commencing May 13, 2002 and has no intention of charging any interest or demanding repayment until Contact Diamond has the ability to repay. The book value of the loan on the Company's consolidated financial statements was C$1,351,670 at December 31, 2005.

        On May 13, 2002, the Company completed a transaction with Contact Diamond which resulted in the elimination of $25,640,785 of the outstanding amount owed by Contact Diamond to the Company. In connection with a public offering by Contact Diamond in July 2003, the Company committed to fund Contact Diamond if and to the extent that Contact Diamond was unable to raise an additional C$4.8 million of gross proceeds in equity capital prior to the public offering and December 31, 2003. In August 2003, Contact Diamond raised aggregate cash proceeds of approximately C$5.2 million in a private offering of flow-through shares and therefore is no longer subject to this commitment.

        On September 20, 2004, the Company purchased all of Contact Diamond's interests in ten gold and other precious metals exploration properties located in Canada and the United States for cash consideration of C$3.290 million. The purchase price was based on a valuation prepared by Watts, Griffis and McOuat Limited of Toronto, Canada, consulting geologists and engineers.

        The Company provides Contact Diamond with all of its executives, employees and administrative support (other than Contact Diamond's President and Chief Executive Officer and Vice-President, Exploration) at no cost to Contact Diamond. Of the nine current directors of Contact Diamond, three are also directors of the Company (including two officers of the Company who are also directors of the Company), one is an officer of the Company and one is a former officer and director of the Company.

ITEM 8.    FINANCIAL INFORMATION

        The consolidated financial statements furnished pursuant to Item 18 are presented in accordance with US GAAP.

        During the period under review, inflation has not had a significant impact on the Company's operations.

ITEM 9.    THE OFFER AND LISTING

Market and Listing Details

        Agnico-Eagle's common shares are listed and traded in Canada on the TSX and in the United States on the the NYSE. The Company's Warrants trade on the TSX and the Nasdaq National Market (the "Nasdaq").

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for each of the five fiscal years ended December 31, 2005 and for each quarter during the two fiscal years ended December 31, 2005.

	TSX (C$)			NYSE (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2001	18.50	7.97	198,674	11.75	5.21	244,817
2002	27.59	15.65	420,820	17.98	9.83	740,528
2003	24.94	13.40	559,622	16.47	9.72	986,285
2004	19.95	15.50	355,830	16.73	11.47	728,385
2005	23.13	13.63	366,937	19.86	10.80	774,393
2004
First Quarter	19.76	15.50	490,874	15.07	11.96	1,028,974
Second Quarter	19.80	15.86	271,694	15.07	11.47	679,561
Third Quarter	19.30	16.45	257,437	14.68	12.47	482,805
Fourth Quarter	19.95	16.40	401,533	16.73	13.16	730,069
2005
First Quarter	18.97	14.95	340,193	15.76	11.97	678,275
Second Quarter	18.12	13.63	293,041	14.67	10.80	686,026
Third Quarter	18.10	14.81	357,060	15.35	12.03	682,551
Fourth Quarter	23.13	15.11	479,998	19.86	12.82	1,050,529

        The following table sets forth the high and low sale prices for the Company's common shares on the TSX and the NYSE for the last 12 months.

	TSX (C$)			NYSE (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2005
March	18.97	17.04	308,215	15.76	13.93	698,114
April	18.12	16.50	276,270	14.67	13.14	549,367
May	17.25	13.63	294,801	13.86	10.80	846,095
June	15.98	14.67	307,369	12.95	11.76	663,682
July	15.65	14.81	214,373	12.82	12.03	490,685
August	16.47	14.87	344,548	13.69	12.19	671,404
September	18.10	15.65	506,060	15.35	13.20	877,491
October	17.32	15.11	348,343	14.84	12.82	756,495
November	18.19	15.90	333,401	15.49	13.53	783,362
December	23.13	17.35	772,911	19.86	14.80	1,611,729
2006
January	29.39	23.31	790,912	25.70	19.94	1,642,480
February	30.95	26.03	741,447	27.04	22.52	1,662,584

        On March 3, 2006 the closing price of the common shares was C$31.53 on the TSX and $27.75 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

        The following table sets forth the high and low sale prices for the Warrants on the TSX and Nasdaq since trading began on November 14, 2002 and November 7, 2002 respectively ("Trading Start") and for each quarter during the two fiscal years ended December 31, 2005. The Warrants trade in US dollars on both the TSX and the Nasdaq.

	TSX (US$)			Nasdaq (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2002 (from Trading Start)	5.55	2.85	90,061	5.50	3.10	22,183
2003	5.80	2.11	16,488	5.96	2.20	17,888
2004	4.00	2.50	7,498	4.00	2.50	13,729
2005	4.50	1.18	2,426	4.75	1.20	15,224
2004
First Quarter	4.00	2.55	10,230	4.00	2.94	17,138
Second Quarter	3.98	2.50	780	4.00	2.50	6,704
Third Quarter	3.36	2.60	17,010	3.38	2.45	24,400
Fourth Quarter	4.00	2.55	1,886	3.94	2.50	7,265
2005
First Quarter	2.99	2.00	1,838	3.06	1.90	9,729
Second Quarter	2.45	1.50	947	2.59	1.27	5,173
Third Quarter	2.15	1.25	2,313	2.45	1.25	13,120
Fourth Quarter	4.50	1.18	4,654	4.75	1.20	32,184

        The following table sets forth the high and low sales prices for the Warrants on the TSX and the Nasdaq for the last 12 months.

	TSX (US$)			Nasdaq (US$)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2005
April	2.45	2.02	862	2.59	2.05	6,342
May	2.05	1.50	801	2.25	1.27	5,595
June	1.98	1.70	1,168	1.99	1.65	4,554
July	1.70	1.35	1,580	1.90	1.30	12,540
August	1.60	1.25	4,664	1.70	1.25	13,434
September	2.15	1.30	548	2.45	1.32	15,285
October	2.05	1.18	2,270	2.10	1.20	15,376
November	2.00	1.47	209	2.10	1.38	17,623
December	4.50	1.70	11,928	4.75	1.80	66,685
2006
January	9.22	4.95	3,136	5.60	9.28	73,610
February	10.50	7.08	3,400	7.04	10.60	56,005

        On March 3, 2006, the closing price of the Warrants was C$11.40 on the TSX and C$11.18 on the Nasdaq. The registrar and transfer agent for the Warrants is Computershare Trust Company of Canada, Toronto, Ontario.

        On February 15, 2006 (the "Redemption Date"), the Company fully redeemed its $143.75 principal amount, 4.50% convertible subordinated debentures due February 15, 2012 (the "Debentures") for common shares of the Company. The Company issued an aggregate of 10,259,068 common shares in satisfaction of its obligations under the Debentures, of which 70,520 common shares were issued on the redemption of $1,111,000 principal amount of Debentures that were redeemed and 10,188,548 common shares were issued on the conversion of $142,639,000 of Debentures that occurred prior to the Redemption Date. The Company paid cash to satisfy interest that had accrued up to and including February 15, 2006.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Articles of Amendment

        The Company's articles of incorporation do not place any restrictions on the Company's objects and purposes. For more information, see the Articles of Amendment incorporated by reference as an exhibit to this Form 20-F.

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

Retirement of Directors

        Under the Company's retirement policy, directors elected or appointed before April 14, 1998 are required to submit their resignation at the age of 75 and directors elected or appointed on or after April 14, 1998 are required to submit their resignation at the age of 70. Bernard Kraft turned 75 and submitted his resignation on February 7, 2006. However, the Board did not accept his resignation and requested that he continue to serve as a director on the basis that his significant experience with Agnico-Eagle will be beneficial to management as Agnico-Eagle grows from a single-mine to a multi-mine operation. In addition, while Mr. Kraft no longer serves as the Chair of the Audit Committee, he remains a member of the Audit Committee as the Board determined that his considerable experience as former Chair of the Audit Committee will be of assistance to Mr. Leiderman, the Chair of the Audit Committee. If Mr. Kraft is re-elected, he will continue to hold office until his next birthday.

Directors' Share Ownership

        As of March 17, 2004, directors, other than Mr. Boyd and Mr. Scherkus, are required to own the equivalent of at least three years of their annual retainer fee in the Company's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in the Company's incentive share purchase plan.

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

Disclosure of Share Ownership

        The Securities Act (Ontario) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 10 days after the end of the month in which the acquisition or transfer takes place.

        The Securities Act (Ontario) also provides that a person or company that acquires (whether or not by way of a take-over bid, issuer bid or offer to acquire) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing the prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a press release and file a report each time it acquires an additional 2% or more of the outstanding securities of the same class and every time there is a "material change" to the contents of the news release and report previously issued and filed.

        The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Material Contracts

        The Company believes the following contracts constitute the only material contracts to which it is a party.

Credit Agreement

        The Company entered into an amended and restated credit agreement on December 23, 2004 with a group of financial institutions providing for a revolving bank credit facility of up to $100 million. The facility was amended in December 2005. The amendment increased the amount available under the facility to $150 million and extended the date on which the facility matures. The amended facility matures and all indebtedness thereunder is due and payable on December 23, 2009. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for one additional one-year term to December 23, 2010. The credit facility is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptances, priced at the applicable rate plus an applicable margin. The lenders under the facility are each paid a commitment fee at a rate that ranges from

0.875% to 0.50%, depending on the financial ratios. Payment and performance of the Company's obligations under the amended facility are secured by substantially all property relating to the LaRonde Mine, the El Coco property and the Goldex mine project.

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

Warrant Indenture

        The Company entered into a warrant indenture with Computershare Trust Company of Canada on November 6, 2002 which governs the terms of the warrants issued by the Company on November 15, 2002. This warrant indenture is incorporated by reference as an exhibit to this Form 20-F.

Compensation Agreements

        Agnico-Eagle has entered into employment agreements dated as of December 31, 2005 with each of Sean Boyd, Eberhard Scherkus, David Garofalo, Donald Allan, Alain Blackburn and R. Gregory Laing and dated as of January 1, 2006 with Jean Robitaille. Agnico-Eagle has also entered into retirement compensation arrangement plans dated July 1, 1997 with each of Sean Boyd and Eberhard Scherkus. See "Item 6. Directors, Senior Management and Employees — Compensation of Officers — Employment Contracts/Termination Arrangements" and "Item 6. Directors, Senior Management and Employees — Compensation of Officers — Pension Arrangements", respectively. In addition, each of the employment agreements and retirement agreements has been filed as an exhibit to this Form 20-F.

Support Agreement

        The Company and Riddarhyttan entered into a Support Agreement dated May 12, 2005 relating to the tender offer made by the Company for all of the outstanding shares of Riddarhyttan, a copy of which is incorporated by reference as an exhibit to this Form 20-F.

Stock Option Plan

        The Company has a Stock Option Plan for directors, officers, employees and service providers to the Company. See "Item 6. Directors, Senior Management and Employees — Compensation of Officers — Stock Option Plan". A copy of the Stock Option Plan is incorporated by reference as an exhibit to this Form 20-F.

Incentive Share Purchase Plan

        The Company has an Incentive Share Purchase Plan for directors, officers and full time employees of the Company. See "Item 6. Directors, Senior Management and Employees — Compensation of Officers — Incentive Share Purchase Plan". A copy of the Incentive Share Purchase Plan is incorporated as an exhibit to this Form 20-F.

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

Canadian Federal Income Tax Considerations

        The following is a brief summary of some of the principal Canadian federal income tax consequences generally applicable to a holder of common shares of the Company (a "U.S. holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada-United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. holder which is an insurer that carries on business in Canada and elsewhere. Limited liability companies (LLCs) that are not taxed as corporations pursuant to the provisions of the Internal Revenue Code of 1986, as amended, do not qualify as resident in the United States for purposes of the Treaty.

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

        In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless at a time that the Company's shares are listed on the TSX or the NYSE unless (i) at any time in the 60-month period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by the U.S. holder, persons with whom the U.S. holder did not deal at arm's length or the U.S. holder and such persons and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

United States Federal Income Tax Considerations

        The following is a brief summary of some of the principal U.S. federal income tax consequences to a holder of common shares of the Company, who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Internal Revenue Code of 1986, as amended (the "Code") and the Treaty, is at all relevant times a U.S Stockholder (as defined below), is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.

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

        For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars will be the United States dollar value of the Canadian dollar at the exchange rate in effect on the date of receipt, whether or not the Canadian dollar is converted into United States dollars at that time. Gain or loss recognized by a U.S. Stockholder on a sale or exchange of Canadian dollars will be United States source ordinary income or loss.

        The withholding tax imposed by Canada generally is a creditable foreign tax for United States federal income tax purposes. Therefore, the U.S. Stockholder generally will be entitled to include the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the holder does not elect to use the foreign tax credit provisions of the Code). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. Investors should consult their tax advisors regarding the availability of the foreign tax credit.

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

Passive Foreign Investment Company Considerations

        The Company will be classified as a passive foreign investment company ("PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. Based on projections of the Company's income and assets and the manner in which the Company intends to manage its business, the Company expects that the Company will not be a PFIC. However, there can be no assurance that this will actually be the case. In reaching the conclusion that the Company does not expect to be a PFIC, the Company has valued its assets based on the price per share of the common shares. For purposes of applying the PFIC rules to the Company, such a valuation method results in the attribution of substantial value to the Company's intangible assets, including goodwill and other potential resource related assets that are considered neither to produce nor to be held for the production of passive income for purposes of the PFIC rules. The Company believes that this is a reasonable method of valuing our non-passive assets based on the legislative history of the PFIC provisions.

        If the Company were to be classified as a PFIC, the consequences to a U.S. Stockholder will depend in part on whether the U.S. Stockholder has made a "Mark-to-Market Election" or a "QEF Election" with respect to the Company. If the Company is a PFIC during a U.S. Stockholder's holding period and the U.S. Stockholder does not make a Mark-to-Market Election or a QEF Election, the U.S. Stockholder will generally be required to pay a special United States tax, in lieu of the U.S. tax that would otherwise apply, if such U.S. Stockholder (a) realizes a gain on disposition of common shares or (b) receives an "excess distribution" from the Company on common shares.

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

        Under current U.S. law, if the Company is a PFIC in any year, a U.S. Stockholder must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a QEF Election) from the Company, any gain realized on a disposition of common shares and certain other information.

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

Audit Fees

        Fees paid to Ernst & Young LLP for the years ended December 31, 2005 and 2004 are set out below.

(C$)	Year ended December 31, 2005		Year ended December 31, 2004
Audit fees	C$	759,000	C$307,000
Audit related fees		18,000	18,000
Tax consulting fees		438,000	116,000
All other fees		29,000	50,000

		$1,244,000	$491,000

        Audit fees were paid for professional services rendered by the auditors for the audit of Agnico-Eagle's annual financial statements and related statutory and regulatory filings and for the quarterly review of Agnico-Eagle's Interim financial statements. Audit fees also include prospectus related fees paid for professional services rendered by the auditors in connection with Agnico-Eagle's acquisition of Riddarhyttan Resources AB.

These services consisted of the audit or review, as required, of financial statements included in the prospectuses, reviewing documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit related fees consist of fees paid for professional services rendered by the auditors for the audit of the financial statements of Agnico-Eagle's employee benefit plans and the related statutory and regulatory filings.

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime, and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the fees listed above and include professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to the auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement.

Documents on Display

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

        The Company also files reports, statements and other information with the Canadian Securities Administrators and these can be accessed electronically at the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval web site at http://www.sedar.com.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the C$/US$ exchange rate. For the purpose of the sensitivities presented in the graph below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $400 per ounce;

  •
  Silver — $6.00 per ounce;

  •
  Zinc — $1,100 per tonne;

  •
  Copper — $2,750 per tonne; and

  •
  C$/US$ — $1.20.

        Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the C$/US$

exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2005, the price ranges for metal prices and the C$/US$ exchange rate were:

  •
  Gold — $411 — $537 per ounce;

  •
  Silver — $6.39 — $9.23 per ounce;

  •
  Zinc — $1,285 — $2,300 per tonne;

  •
  Copper — $3,080 — $4,840 per tonne; and

  •
  C$/US$ — $1.1607 — $1.2703.

        The following table shows the estimated impact on budgeted income per share ("EPS") in 2006 of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2005 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2006.

Change in variable	Impact on EPS ($)
C$/US$	0.09
Gold	0.06
Zinc	0.03
Silver	0.02
Copper	0.02

        In order to mitigate the impact of fluctuating precious and base metal prices, Agnico-Eagle enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, Agnico-Eagle has bought put options and forward contracts to protect minimum precious and base metal prices while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading. The Company's derivative contracts outstanding at the end of 2005 are summarized in note 9 to the consolidated financial statements in Item 18 of this Form 20-F.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. The Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of the foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. In 2005, the Company liquidated its remaining foreign exchange derivative position and has recorded a deferred gain, net of tax on liquidation of these contracts of $2.9 million in accumulated other comprehensive income. The entire gain will be recorded in income in 2006.

Interest Rate

        In February 2006, the Company extinguished its convertible subordinated debentures and the Company's interest rate swap matured. Therefore, the Company will not be exposed to fluctuations in interest rates in 2006 unless it draws on its credit facility or takes on any additional debt. The Company does not expect credit facility drawdowns or to enter into other debt transactions in 2006.

Derivatives

        The Company enters into derivative contracts to limit the downside risk associated with fluctuating metal prices. The contracts act as economic hedges of underlying exposures to metal price risk and foreign currency exchange risk and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising precious metal prices. Agnico-Eagle also enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital needs.

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value affect income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

        For 2005, Agnico-Eagle recorded a $2.3 million charge in the Consolidated Statements of Income (Loss) to reflect the maturity of gold put option contracts purchased in 1999. This amount is simply the original cost for gold puts maturing in the year. Mark-to-market losses on the 2005 gold put option contracts had originally been recorded as part of accumulated other comprehensive income and these amounts were reclassified to earnings for the current year and are included as part of the $2.3 million charge. Also for 2005, Agnico-Eagle recorded a $4.2 million gain in the Consolidated Statements of Income (Loss) on foreign currency derivative contracts maturing in 2005. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

        In 2005, the Company entered into new derivative contracts. Silver put options were purchased with a strike price of $7.00 per ounce on approximately 1.0 million ounces of silver. Copper calls were written with a strike price of $3,310 per tonne on approximately 4,500 tonnes of copper. The Company also entered into a series of derivative transactions to sell zinc forward at $1,263 per tonne and a collar was entered into to set a minimum price of $1,215 per tonne on approximately 20,000 tonnes of zinc over 2005 and 2006. While setting a minimum price, the collar strategy also limits participation to zinc prices above $1,480 per tonne. These contracts are discussed more fully in Item 18 of this Form 20-F.

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

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Company's Board of Directors has determined that the Company shall have at least one audit committee financial expert (as defined in Item 16A of Form 20-F) and that Messrs. Bernie Kraft and Mel Leiderman are the Company's "audit committee financial experts" serving on the Audit Committee of the Board of Directors. Each of the audit committee financial experts is "independent" under applicable listing standards.

ITEM 16B.    CODE OF ETHICS

        The Company has adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics was filed as Exhibit 2 to the Form 6-K filed on December 13, 2005 and is incorporated by reference hereto.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee establishes the independent auditors' compensation. In 2003, the Audit Committee also established a policy to pre-approve all services provided the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by the Sarbanes-Oxley Act and other applicable legislation. A summary of all fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2005 and 2004 can be found on under "Item 10: Additional Information — Audit Fees". All fees paid to Ernst & Young LLP in 2005 were pre-approved by the Audit Committee. Ernst & Young LLP has served as the Company's independent public accountant for each of the fiscal years in the three-year period ended December 31, 2005 for which audited financial statements appear in this Annual Report on Form 20-F.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 17.    RESERVED

ITEM 18.    FINANCIAL STATEMENTS

        Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2005 and 2004, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with United States generally accepted accounting principles.

Toronto, Canada	ERNST & YOUNG LLP
February 21, 2006	Chartered Accountants
except for note 13, as to which the date is March 15, 2006

Summary Of Significant Accounting Policies

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Since a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

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

        Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization; otherwise, they are recorded within accumulated other comprehensive income (loss).

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

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

        Mining costs include all costs associated with underground mining operations and are allocated to each ton of stockpile. Fully absorbed costs include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per ton basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly.

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

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the Convertible Debentures and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's Convertible Debentures exercised their conversion option, the common shares issued on such conversion were recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income.

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

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the orebody on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

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

Financial instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

        The fair value of the Company's interest rate swap is recorded as an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in fair value attributable to the risk being hedged with a corresponding charge to income. The Company's interest rate cap, and silver and base metal derivative contracts do not qualify for hedge accounting and changes in the fair value of these derivative instruments are recognized in income.

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

Reclamation costs

        Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted.

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

        Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded in Agnico-Eagle's circumstances, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant (intrinsic value method). Pro forma fair value disclosures assumed that the estimated fair value of options would be amortized to expense over the options' vesting period.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statement of income (loss). The Company is required to adopt FAS 123R in the first quarter of 2006. The Company does not expect any significant impact based on the adoption of the new requirements under FAS 123R.

Income (loss) per share

        Basic income (loss) per share is calculated on net income (loss) for the year using the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated on the weighted average number of common shares that would have been outstanding during the year had all

Convertible Debentures been converted at the beginning of the year into common shares, if such conversions are dilutive. In addition, the weighted average number of common shares used to determine diluted income (loss) per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

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

Impact of recently issued accounting pronouncements

        Under the U.S. Securities and Exchange Commission Staff Accounting Bulletin 74 ("SAB 74"), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

        In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur deferred costs, during the production phase of the mine.

        In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for deferred costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle will adopt the provisions of EITF 04-6 on January 1, 2006. The impact of adoption will be to decrease ore stockpile inventory by $8.4 million. Adoption of EITF 04-6 will have no impact on the Company's cash position.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2005	2004
ASSETS
Current
Cash and cash equivalents	$61,155	$33,005
Restricted cash (note 6(b))	—	8,173
Short-term investments	59,827	64,836
Metals awaiting settlement (note 1)	56,304	43,442
Income taxes recoverable	7,723	16,105
Inventories:
Ore stockpiles	12,831	9,036
Concentrates	920	9,065
Supplies	10,092	8,292
Other current assets (note 2(a))	34,483	19,843

Total current assets	243,335	211,797
Fair value of derivative financial instruments (note 9)	—	2,689
Other assets (notes 2(b))	7,995	25,234
Future income and mining tax assets (note 8)	63,543	51,407
Property, plant and mine development (note 3)	661,196	427,037

	$976,069	$718,164

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 11)	$37,793	$28,667
Dividends payable	3,809	3,399
Interest payable	2,243	2,426

Total current liabilities	43,845	34,492

Fair value of derivative financial instruments (note 9)	9,699	—

Long-term debt (note 4)	131,056	141,495

Reclamation provision and other liabilities (note 5)	16,220	14,815

Future income and mining tax liabilities (note 8)	120,182	57,136

Shareholders' Equity
Common shares (note 6(a))
Authorized — unlimited
Issued — 97,836,954 (2004 — 86,072,779)	764,659	620,704
Stock options	2,869	465
Warrants (note 6(c))	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(138,697)	(172,756)
Accumulated other comprehensive income (loss) (note 6(d))	3,323	(1,100)

Total shareholders' equity	655,067	470,226

	$976,069	$718,164

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars except per share amounts, US GAAP basis)

	Years ended December 31,
	2005	2004	2003
REVENUES
Revenues from mining operations	$241,338	$188,049	$126,820
Interest and sundry income	4,996	655	2,775

	246,334	188,704	129,595
COSTS AND EXPENSES
Production	127,365	98,168	104,990
Loss on derivative financial instruments	15,396	—	—
Exploration and corporate development	16,581	3,584	5,975
Equity loss in junior exploration companies (note 2(b))	2,899	2,224	1,626
Amortization	26,062	21,763	17,504
General and administrative	11,727	6,864	7,121
Provincial capital tax	1,352	423	1,240
Interest (note 4)	7,813	8,205	9,180
Foreign currency loss	1,860	1,440	72

Income (loss) before income, mining and federal capital taxes	35,279	46,033	(18,113)
Federal capital tax	1,062	1,049	1,090
Income and mining tax recovery (note 8)	(2,777)	(2,895)	(1,448)

Net income (loss) before cumulative catch-up adjustment	36,994	47,879	(17,755)
Cumulative catch-up adjustment relating to FAS 143	—	—	(1,743)

Net income (loss) for the year	$36,994	$47,879	$(19,498)

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted (note 6(e))	$0.42	$0.56	$(0.21)
Cumulative catch-up adjustment per share — basic and diluted	—	—	(0.02)

Net income (loss) per share — basic and diluted (note 6(e))	$0.42	$0.56	$(0.23)

Comprehensive income (loss):
Net income (loss) for the year	$36,994	$47,879	$(19,498)

Other comprehensive income:
Unrealized gain on hedging activities	1,135	2,597	8,807
Unrealized gain on available-for-sale securities	10,228	604	2,258
Dilution gain on issuance of securities by equity investee	—	1,837	4,500
Minimum pension liability	—	980	—
Cumulative translation adjustments	(2,236)	1,937	—
Adjustments for derivative instruments maturing during the year	(3,398)	(2,983)	1,801
Adjustments for realized gains on available-for-sale securities due to dispositions during the year	(65)	(632)	(1,640)
Tax effect of other comprehensive income items	(1,241)	—	—

Other comprehensive income for the year	4,423	4,340	15,726

Total comprehensive income (loss) for the year	$41,417	$52,219	$(3,772)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

			Years ended December 31, 2005, 2004 and 2003
	Common Shares
			Stock Options Outstanding		Contributed Surplus		Accumulated Other Comprehensive Income (Loss)
	Shares	Amount		Warrants		Deficit
Balance December 31, 2002	83,636,861	$591,969	$—	$15,732	$7,181	$(196,023)	$(21,166)
Shares issued under Employee Stock Option Plan (note 7(a))	229,100	1,636	—	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	217,855	2,605	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	255,768	3,570	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,608	59	—	—	—	—	—
Shares issued for acquisition (note 10)	125,612	1,466	—	—	—	—	—
Net loss for the year	—	—	—	—	—	(19,498)	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,534)	—
Other comprehensive income for the year	—	—	—	—	—	—	15,726

Balance December 31, 2003	84,469,804	$601,305	$—	$15,732	$7,181	$(218,055)	$(5,440)
Shares issued under Employee Stock Option Plan (note 7(a))	391,525	3,410	—	—	—	—	—
Stock options	—	—	465	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	198,387	2,754	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,000,000	13,114	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	13,063	121	—	—	—	—	—
Net income for the year	—	—	—	—	—	47,879	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,580)	—
Other comprehensive income for the year	—	—	—	—	—	—	4,340

Balance December 31, 2004	86,072,779	$620,704	$465	$15,732	$7,181	$(172,756)	$(1,100)
Shares issued under Employee Stock Option Plan (note 7(a))	214,725	2,264	—	—	—	—	—
Stock options	—	—	2,404	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	245,494	3,646	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	500,000	6,387	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,715	15	—	—	—	—	—
Shares issued for holder conversions of convertible debentures (note 4)	775,359	10,855	—	—	—	—	—
Shares issued for purchase of Riddarhyttan Resources AB (note 10)	10,023,882	120,788	—	—	—	—	—
Net income for the year	—	—	—	—	—	36,994	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,935)	—
Other comprehensive income for the year	—	—	—	—	—	—	4,423

Balance December 31, 2005	97,836,954	$764,659	$2,869	$15,732	$7,181	$(138,697)	$3,323

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2005	2004	2003
Operating activities
Net income (loss) for the year	$36,994	$47,879	$(19,498)
Add (deduct) items not affecting cash:
Amortization	26,062	21,763	17,504
Future income and mining taxes	(2,777)	2,338	1,090
Unrealized loss (gain) on derivative contracts	8,335	1,087	(2,265)
Cumulative catch-up adjustment relating to FAS 143	—	—	1,743
Amortization of deferred costs and other	7,014	4,792	5,378
Changes in non-cash working capital balances
Metals awaiting settlement	(12,862)	(8,872)	(4,821)
Income taxes recoverable	8,382	(8,566)	(4,639)
Inventories	2,550	(9,875)	(3,559)
Prepaid expenses and other	(1,054)	(1,590)	(5,382)
Accounts payable and accrued liabilities	10,519	1,304	17,414
Interest payable	(183)	(735)	1,288

Cash provided by operating activities	82,980	49,525	4,253

Investing activities
Additions to mining properties	(70,270)	(53,318)	(42,038)
Decrease (increase) in short-term investments	5,009	(13,954)	(50,882)
Increase in investments and other	(9,451)	(21,936)	(10,438)
Decrease (increase) in restricted cash	8,173	(5,624)	(2,549)

Cash used in investing activities	(66,539)	(94,832)	(105,907)

Financing activities
Dividends paid	(2,525)	(2,480)	(2,431)
Common shares issued	14,243	23,906	8,141
Share and warrant issue costs	(29)	(253)	(271)

Cash provided by financing activities	11,689	21,173	5,439

Effect of exchange rate changes on cash and cash equivalents	20	205	215

Net increase (decrease) in cash and cash equivalents during the year	28,150	(23,929)	(96,000)
Cash and cash equivalents, beginning of year	33,005	56,934	152,934

Cash and cash equivalents, end of year	$61,155	$33,005	$56,934

Other operating cash flow information:
Interest paid during the year	$8,304	$6,999	$7,750

Income, mining and capital taxes paid (recovered) during the year	$(6,259)	$222	$2,887

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
December 31, 2005

1.     METALS AWAITING SETTLEMENT

	2005	2004
Bullion awaiting settlement	$222	$648
Concentrates awaiting settlement	56,082	42,794

	$56,304	$43,442

        In 2005, precious metals accounted for 66.2% of Agnico-Eagle's revenues from mining operations (2004 — 74.9%; 2003 — 83.7%). Net byproduct revenues in 2005 consisted of 27.8% zinc (2004 — 17.6%; 2003 — 11.2%) and 6.0% copper (2004 — 7.5%; 2003 — 5.1%).

2.     OTHER ASSETS

(a)
Other current assets
	2005	2004
Estimated fair value of available-for-sale securities	$25,462	$13,793
Prepaid expenses	3,664	737
Employee loans receivable	555	482
Federal and provincial sales taxes receivable	3,236	3,658
Other	1,566	1,173

	$34,483	$19,843

        In 2005, the Company realized $1.4 million (2004 — $1.3 million) in proceeds and recorded a gain of $0.5 million (2004 — $0.8 million) in income on the sale of available-for-sale securities. Available-for-sale securities consist of equity securities and the cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	2005	2004
Cost	$13,153	$11,646
Unrealized gains	12,606	2,354
Unrealized losses	(297)	(207)

Estimated fair value of available-for-sale securities	$25,462	$13,793

(b)
Other assets
	2005	2004
Deferred financing costs, less accumulated amortization of $3,283 (2004 — $3,488)	$5,697	$7,580
Loan to Contact Diamond Corporation	1,159	3,024
Investment in Riddarhyttan Resources AB	—	14,170
Other	1,139	460

	$7,995	$25,234

        The change in the loan to Contact Diamond Corporation ("Contact Diamond") from the prior year is attributable to the recording of equity losses against the loan and to the difference in foreign exchange rates at the respective year-ends.

Riddarhyttan Resources AB

        In 2004, Agnico-Eagle purchased a 14% stake in Riddarhyttan Resources AB ("Riddarhyttan"), then a public company listed on the Stockholm Stock Exchange in Sweden under the trading symbol "RHYT." Agnico-Eagle accounted for its investment in Riddarhyttan using the equity method of accounting through to October 17, 2005. Although Agnico-Eagle owned less than 20% of Riddarhyttan's common stock through this period, Agnico-Eagle was able to significantly influence Riddarhyttan's operating, investing and financing activities through its representation on Riddarhyttan's Board of Directors.

        As at December 31, 2004, the Company owned 14,538,461 shares with a market value of $16.7 million.

        As of October 18, 2005, the Company's interest was greater than 50% of the outstanding shares and voting rights of Riddarhyttan. The Company therefore ceased using the equity method of accounting for its investment in Riddarhyttan and commenced consolidating the results of Riddarhyttan (Note 10).

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

        In 2004, as a result of further issuances of stock by Contact Diamond, Agnico-Eagle recorded a dilution gain with a resultant increase in the carrying value of its investment in Contact Diamond. As Contact Diamond is considered a "development stage enterprise," the dilution gain was recorded in other comprehensive income for the year. The carrying value of the investment resulting from issuances of stock by Contact Diamond was reduced to nil at December 31, 2004 as a result of Agnico-Eagle recording its share of losses in Contact Diamond.

        As at December 31, 2005, the Company owned 39% (13,814,077 shares) of Contact Diamond, with a market value of $5.9 million. Contact Diamond is a public company listed on the Toronto Stock Exchange under the trading symbol "CO."

        The loan to Contact Diamond is due on demand, unsecured and bears interest at 8% per annum. Agnico-Eagle has waived interest on the loan commencing May 13, 2002 and will not charge interest or demand repayment of the loan and any outstanding interest within the next year. Accordingly, the outstanding principal and accrued interest on the loan has been classified as a long-term asset.

Loss on equity accounted investments:

	2005	2004	2003
Riddarhyttan Resources AB	$1,010	$440	$—
Contact Diamond Corporation	1,889	1,784	1,626

	$2,899	$2,224	$1,626

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$263,661	$15,211	$248,450	$66,861	$13,496	$53,365
Plant and equipment	299,085	93,367	205,718	288,847	82,620	206,227
Mine development costs	225,720	55,484	170,236	200,971	44,966	156,005
Construction in process:
Goldex property	17,900	—	17,900	4,313	—	4,313
Lapa property	18,892	—	18,892	7,127	—	7,127

	$825,258	$164,062	$661,196	$568,119	$141,082	$427,037

Geographic Information

	Net Book Value 2005	Net Book Value 2004
Canada	$468,685	$424,933
U.S.A	2,104	2,104
Mexico	13	—
Finland	190,394	—

Total	$661,196	$427,037

        In 2005, Agnico-Eagle capitalized $2.2 million related to the purchase and implementation of an enterprise resource planning system ("ERP"). Amortization of the ERP will begin in 2006.

        The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sale of minerals less applicable refining, selling and delivery costs and applicable taxes). During 2005, the Company made NPI royalty payments of $nil (2004 — $2.2 million; 2003 — $8.9 million). No further payments are expected to be made as the economical mining activity in the area subject to the royalty was completed in 2004.

4.     LONG-TERM DEBT

(a)
Convertible subordinated debentures

        The Company's convertible subordinated debentures (the "Convertible Debentures") bear interest at 4.50% per annum, payable in cash semi-annually, on the principal amount. The debentures are convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 US dollar principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradeable common shares.

        The original principal amount of the Convertible Debentures was $143.8 million. In the third and fourth quarter of 2005 there were aggregate conversions of $10.9 million.

        In 2005, interest on the Convertible Debentures of $1.8 million (2004 — nil) was capitalized for the construction of the Lapa and Goldex properties as well as certain construction programs at the LaRonde mine. The amount in 2004 was not significant.

        In late 2003, the Company entered into an interest rate swap whereby fixed rate payments on the Convertible Debentures were swapped for variable rate payments. The notional amount under the swap exactly matched the original $144 million face value of the debentures and the swap agreement terminated on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, the Company makes interest payments of three-month LIBOR plus a spread of 2.37% and receives fixed interest payments of 4.50%, which completely offsets the interest payments the Company makes on the Convertible Debentures. The three-month LIBOR was also capped at 3.38% such that total variable interest payments will not exceed 5.75%. Throughout 2005, the Company made $0.9 million in swap payments such that net interest on the Convertible Debentures was $6.3 million.

        Subsequent to year-end, the Company extinguished the remainder of its Convertible Debentures. Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

        Also subsequent to year-end, the Company's interest rate swap matured. The Company made net interest payments of $1.4 million under the terms of the swap at maturity.

(b)
Revolving credit facility

        Prior to November 2005, the Company's revolving bank facility, with a syndicate of international banks, provided the Company with a $100 million line of credit on a revolving basis. The facility matures and all indebtedness thereunder is due and payable on December 23, 2007. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments had the option to extend the term of the facility for three additional one-year terms to December 23, 2010. The facility was available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptances priced at the applicable rate plus a margin that ranged from 2.25% to 1.50% depending on certain financial ratios. The lenders under the facility were each paid a commitment fee at a rate that changed from 0.5% to 0.875% depending on financial ratios. Payment and performance of the Company's obligations under the facility were secured by substantially all the property relating to the LaRonde mine and the El Coco property.

        In November 2005, the Company executed an amendment with its bank syndicate to increase the limit of its revolving credit facility from $100 million to $150 million, and to extend its term by two years to December 2009. The amended facility can be further extended, at the option of the Company, for an additional one-year term, to December 23, 2010. All other terms of the facility were substantially unchanged. The amended facility is completely undrawn however outstanding letters of credit decrease the amounts available under the facility such that $139 million is available for future drawdowns.

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

        In addition, on January 19, 2006, a subsidiary of Agnico-Eagle entered into an unsecured, guaranteed bank overdraft facility (the "Overdraft Facility") of EUR 6.6 million. The Overdraft Facility is unconditionally guaranteed by the subsidiary and guaranteed to a limit of EUR 4.2 million by Agnico-Eagle. The Overdraft Facility matures on June 30, 2006 and may be terminated by the subsidiary at any time without penalty or notice. A standby fee at an annual rate of 0.70% on the Overdraft Facility amount of EUR 6.6 million is due and payable quarterly in advance. In addition, interest at an annual rate of 1.67% above EURIBOR one month is due and payable monthly in arrears on amounts outstanding under the Overdraft Facility. The subsidiary has also agreed not to enter into any other financing arrangements or issue any guarantees without the prior written consent of the lender.

        For the year ended December 31, 2005, interest expense was $7.8 million (2004 — $8.2 million; 2003 — $9.2 million), of which cash payments were $8.3 million (2004 — $7.0 million; 2003 — $8.0 million). In 2005, cash interest on the facility was nil (2004 — nil; 2003 — nil) and cash standby fees on the facility were $1.2 million (2004 — $1.4 million; 2003 — $1.2 million). In 2005, interest of $2.5 million (2004 — nil; 2003 — nil) was capitalized to construction in progress. The Company's weighted average interest rate on all of its debt for the year ended December 31, 2005 was 7.9% (2004 — 4.9%; 2003 — 6.4%).

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

        Reclamation provision and other liabilities consist of the following:

	2005	2004
Reclamation and closure costs (note 5(a))	$12,569	$11,560
Pension benefits (note 5(b))	3,651	3,255

	$16,220	$14,815

(a)
Reclamation and closure costs

        Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated future reclamation costs for the LaRonde and Bousquet mines are approximately $18.1 million and $3.0 million, respectively. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

        The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations.

	2005	2004
Asset retirement obligations, beginning of year	$11,560	$11,629
Current year accretion	402	399
Reclamation payments	(145)	(456)
Foreign exchange revaluation and other	752	(12)

Asset retirement obligations, end of year	$12,569	$11,560

(b)
Pension benefits

        Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico-Eagle's defined benefit employees' pension plan ("Employees' Plan") is based on an actuarial valuation as of January 1, 2003 and projected to December 31, 2005. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2005 and projected to December 31, 2005. The components of Agnico-Eagle's net pension plan expense are as follows:

	2005	2004	2003
Service cost — benefits earned during the year	$274	$307	$263
Gain due to settlement	(124)	(784)	—
Prior service cost	21	20	—
Interest cost on projected benefit obligation	352	488	419
Return on plan assets	(157)	(151)	(127)
Amortization of net transition asset, past service liability and net experience gains	(34)	208	84

Net pension plan expense	$332	$88	$639

        Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2005 was $2.2 million (2004 — $1.8 million; 2003 — $1.4 million).

        Assets of the Employees' Plan are comprised of pooled Canadian and U.S. equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 59% to equity securities and 41% to fixed income securities. The Employees' Plan is relatively mature with a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

	Minimum	Maximum	Target
Cash and short-term investments	0%	35%	5%
Fixed income securities	25%	75%	35%
Equity securities	25%	65%	60%
Real estate	0%	10%	0%

        Fixed income securities must meet quality constraints in the form of minimum investment ratings. Equity securities also have quality constraints in the form of maximum allocations to any one security and maximum exposure to any one industry group. The accumulated benefit obligation for the Employees Plan is equal to the projected benefit obligation and no amount was included in accumulated other comprehensive income (loss) for this plan in 2005, 2004 or 2003.

        Assets for the executives' retirement plan ("Executives Plan") consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2005 was $3.5 million (2004 — $3.2 million) and nil (2004 — $(0.9) million) was recorded in other comprehensive income arising from a change in the additional minimum pension liability. At the end of 2005, the remaining unamortized net transition obligation was $1.3 million (2004 — $1.4 million) for the Executives Plan and the net transition asset was $0.6 million (2004 — $0.7 million) for the Employees Plan.

        The funded status of the Employees and the Executives Plans for 2005 and 2004 are as follows:

	2005		2004
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$2,196	$662	$2,132	$275
Agnico-Eagle's contribution	—	129	—	340
Actual return on plan assets	138	—	115	—
Benefit payments	(161)	(129)	(202)	(170)
Other	—	85	—	246
Divestitures	—	(23)	—	(77)
Effect of exchange rate changes	70	23	151	48

Fair value of plan assets, end of year	$2,243	$747	$2,196	$662

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$1,858	$3,920	$1,768	$5,893
Service costs	—	274	—	307
Interest costs	106	246	103	385
Actuarial losses (gains)	146	860	61	(1,938)
Benefit payments	(161)	(234)	(202)	(245)
Plan amendments	—	—	—	118
Settlements	—	—	—	(854)
Effect of exchange rate changes	64	171	128	254

Projected benefit obligation, end of year	$2,013	$5,237	$1,858	$3,920

Excess (deficiency) of plan assets over projected benefit obligation	$230	$(4,490)	$338	$(3,258)

Comprised of:
Unamortized transition asset (liability)	$558	$(1,307)	$722	$(1,426)
Unamortized net experience gain (loss)	(460)	468	(284)	1,423
Accrued assets (liabilities)	132	(3,651)	(100)	(3,255)

	$230	$(4,490)	$338	$(3,258)

Weighted average discount rate(i)	5.00%	5.00%	6.25%	6.25%
Weighted average expected long-term rate of return	7.50% (ii)	n.a.	7.50% (ii)	n.a
Weighted average rate of compensation increase	n.a.	3.00%	n.a	3.0%
Estimated average remaining service life for the plan (in years)	12.0	9.0(iii)	13.0	10.0(iii)

Notes:

(i)
Discount rates used for the Executives Plan are after-tax rates.

(ii)
Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

(iii)
Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

        The estimated benefits to be paid from each plan in the next ten years is presented below:

	Employees	Executives	Total
2006	163	97	260
2007	162	97	259
2008	159	97	256
2009	158	97	255
2010	155	97	252
2011 – 2015	738	482	1,220

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

        The Company reserved for issuance 9,492,557 common shares in the event that the Convertible Debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised. Subsequent to year-end, the Convertible Debentures were extinguished (see note 4(a)) and there are no longer shares reserved for future issuances related to the Convertible Debentures.

        In 2005, the Company declared dividends on its common shares of $0.03 per share (2004 — $0.03 per share; 2003 — $0.03 per share). Under the terms of the Company's amended credit facility, the Company's dividend payments are restricted to an aggregate of $20 million per year.

(b)
Flow-through share private placements

        In 2005, Agnico-Eagle issued 500,000 (2004 — 1,000,000; 2003 — 255,768) common shares under a flow-through share private placement for proceeds of $8.3 million (2004 — $17.5 million; 2003 — $3.6 million) net of share issue costs. The 2005 shares were issued at a 25% premium to the prevailing market price. The premium was allocated to income and mining tax recovery as discussed in the following paragraph. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2005 and 2006 exploration activities. Effective December 31, 2005, the Company renounced to its investors C$10.0 million (2004 — C$23.0 million; 2003 — C$5.3 million) of such expenses for income tax purposes. To comply with the flow-through share agreement, the Company must incur nil (2004 — C$9.8 million) of exploration expenditures in 2006 related to the expenditures renounced in 2005. The 2004 amount was classified as restricted cash on the consolidated balance sheets.

        The difference between the flow-through share issuance price and the market price of Agnico-Eagle's stock at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income (loss) as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

(c)
Public offering

        In 2002, Agnico-Eagle issued 6,900,000 warrants. Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus relating to the issuance of the Warrants. Warrants are exercisable at any time prior to November 14, 2007, after which time the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants are exercised, the Company would issue an additional 6,900,000 common shares.

(d)
Accumulated other comprehensive income (loss)

        The opening balance of the cumulative translation adjustment in accumulated other comprehensive income (loss) in 2004 and 2005 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive income (loss) as at December 31, 2005 and 2004.

        Effective January 1, 2001, the Company prospectively adopted the new accounting recommendations made under FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. Upon the adoption of FAS 133, the Company recorded a cumulative translation adjustment to accumulated other comprehensive income (loss) of $2.8 million. The Company has designated its gold put contracts and certain foreign exchange derivative contracts as cash flow hedges and, as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive income (loss).

        The following table presents the components of accumulated other comprehensive income (loss), net of related tax effects:

	2005	2004
Cumulative translation adjustment from adopting US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain on available-for-sale securities	12,309	2,148
Dilution gain on equity issuances of subsidiary	7,947	7,947
Unrealized gain on foreign exchange derivative contracts	4,134	8,690
Unrealized loss on gold put option contracts	(3,620)	(5,915)
Cumulative translation adjustments	(299)	1,937
Tax effect of other comprehensive income items	(1,241)	—

	$3,323	$(1,100)

        In 2005, a $2.3 million (2004 — $1.5 million) loss was reclassified from accumulated other comprehensive income (loss) to income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2005. Also in 2005, a $0.1 million gain (2004 — $0.6 million gain) was reclassified from accumulated other comprehensive income (loss) to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

(e)
Net income (loss) per share

        The following table provides the weighted average number of common shares used in the calculation of basic and diluted income (loss) per share:

	2005	2004	2003
Weighted average number of common shares outstanding — basic	89,029,754	85,157,476	83,889,115
Add: Dilutive impact of employee stock options	483,045	414,555	—

Weighted average number of common shares outstanding — diluted	89,512,799	85,572,031	83,889,115

        The calculation of diluted income (loss) per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted income (loss) per share as the effect is anti-dilutive.

        In 2005 and 2004, the Convertible Debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted income per share. In 2003, the employee stock options, Convertible Debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted loss per share.

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

        Of the 982,000 options granted under the ESOP in 2005, 245,500 options granted vest immediately and expire in the year 2010. The remaining options expire in 2010 and vest in equal installments, on each anniversary date of the grant, over a three-year term. Of the 537,250 options granted under the ESOP in 2004, 134,313 options granted vest immediately and expire in the year 2009. The remaining options expire in 2009 and vest in equal installments, on each anniversary date of the grant, over a three-year term. Of the 40,000 options granted under the ESOP in 2003, 37,000 options granted vest immediately and expire in the year 2008. The remaining options expire in 2008 and have a vesting period of three years, in which 33% or 1,000 vest immediately and are exercisable on the date of the grant, while the remaining 67% or 2,000 options are exercisable in equal installments, on each anniversary date of the grant, over a three-year term.

        The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2005			2004			2003
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	2,383,150	C$	15.16	2,845,150	C$	14.85	3,060,350	C$	14.47
Granted	982,000		16.61	537,250		16.71	40,000		18.49
Exercised	(214,725)		12.44	(391,525)		11.01	(229,100)		10.23
Cancelled	(78,800)		16.33	(607,725)		17.76	(26,100)		16.01

Outstanding, end of year	3,071,625	C$	15.78	2,383,150	C$	15.16	2,845,150	C$	14.85

Options exercisable at end of year	2,257,250			1,983,963			2,697,950

        The weighted average grant-date fair value of options granted in 2005 was C$4.17 (2004 — C$4.35; 2003 — C$3.33). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2005:

	Options outstanding
					Options exercisable
		Weighted average remaining contractual life
Range of exercise prices	Number outstanding		Weighted average exercise price		Number exercisable	Weighted average exercise price
C$6.55 – C$9.20	91,700	2.8 years	C$	8.25	91,700	C$	8.25
C$10.20 – C$15.43	532,900	3.9 years	C$	10.79	519,400	C$	10.69
C$15.60 – C$19.94	2,193,925	2.8 years	C$	16.52	1,393,050	C$	16.47
C$21.72 – C$25.60	253,100	1.8 years	C$	22.63	253,100	C$	22.63

C$6.55 – C$25.60	3,071,625	2.9 years	C$	15.78	2,257,250	C$	15.49

        The Company has reserved for issuance 3,071,625 common shares in the event that these options are exercised.

        The number of un-optioned shares available for granting of options as at December 31, 2005, 2004 and 2003 was 1,943,285, 2,846,485 and 776,010, respectively.

        Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	3.1%	3.0%	2.9%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	35.6%	38.5%	43.5%
Expected dividend yield	0.24%	0.24%	0.25%

        The total compensation cost for the ESOP recognized in the consolidated statements of income (loss) for the current year was $2.4 million (2004 — $0.5 million; 2003 — $0.1 million).

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

        In 2005, 245,494 common shares were issued under the Purchase Plan (2004 — 198,387; 2003 — 217,855) for proceeds of $3.6 million (2004 — $2.8 million; 2003 — $2.6 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 905,778 common shares (2004 — 1,151,272; 2003 — 1,349,659) under the Purchase Plan.

8.     FUTURE INCOME AND MINING TAXES

        Income and mining taxes recovery is made up of the following components:

	2005	2004	2003
Current provision
Provincial mining duties	$—	$(5,233)	$(2,538)

Future provision
Federal income taxes	(13,323)	(13,950)	(18,870)
Provincial mining duties	10,546	16,288	19,960

	(2,777)	2,338	1,090

	$(2,777)	$(2,895)	$(1,448)

        Mining duties are assessed at the rate of 12% on income from mining operations. Income from mining operations is calculated as revenue from mined metals less production costs directly attributable to mining. Income from mining operations is reduced by depreciation allowances on mine construction and development as well as certain exploration costs. The mining duties are paid to the government agency which grants the mining lease and/or mining concession required in order to extract ore in the particular jurisdiction.

        Cash income and mining taxes recovered in 2005 was $6.2 million (2004 — $0.2 million; 2003 — $0.6 million).

        Future income and mining taxes recovery has been provided on temporary differences which consist of the following:

	2005	2004	2003
Amortization	$(3,420)	$4,855	$(11)
Exploration and development	9,832	2,789	2,910
Premium on flow-through shares	(1,647)	(4,373)	—
Other	(7,542)	(933)	(1,809)

	$(2,777)	$2,338	$1,090

        The income and mining taxes recovery is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2005	2004	2003
Combined federal and composite provincial tax rates	34.8%	36.9%	(38.3)%
Increase (decrease) in taxes resulting from:
Provincial mining duties	19.2	23.7	20.1
Resource allowances	(17.8)	(12.1)	(8.4)
Permanent and other differences	0.8	(7.0)	14.0
Utilization of temporary differences for which no benefit was previously recognized	(10.4)	(11.6)	20.5
Utilization of losses for which no benefit was previously recognized	(34.5)	(36.2)	22.7
Effect of changes in Canadian income tax legislation	—	—	(38.6)

Actual rate as a percentage of pre-tax income (loss)	(7.9)%	(6.3)%	(8.0)%

        Agnico-Eagle has approximately C$426 million of cumulative Canadian exploration and development expenses and C$401 million of unamortized capital pools available indefinitely to reduce future years' taxable income.

        As at December 31, 2005 and 2004, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2005		2004
	Assets	Liabilities	Assets	Liabilities
Non-current:
Income taxes:
Plant and equipment	$22,896	$—	$19,925	$—
Mine development costs	18,670	—	20,934	—
Mining properties	—	52,500	—	—
Net operating and capital loss carryforwards	15,168	—	15,733	—
Unrealized foreign exchange gain on convertible subordinated debentures	(5,149)	—	—	—
Mining duties	15,068	—	10,502	—
Other	6,276	—	1,997	—
Valuation allowance	(9,386)	—	(17,684)	—

Total non-current	$63,543	$52,500	$51,407	$—

Mining duties:
Plant and equipment	$488	$31,743	$472	$30,110
Mine development costs	382	37,857	370	27,806
Other	—	(1,918)	—	(780)
Valuation allowance	(870)	—	(842)	—

Total non-current	$—	$67,682	$—	$57,136

Non-current future income and mining tax assets and liabilities	$63,543	$120,182	$51,407	$57,136

        All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the consolidated balance sheets date. The increase in the gross amounts of the future tax assets and liabilities was impacted by the weaker US dollar in relation to the Canadian dollar throughout 2005. At December 31, 2005, asset and liability amounts were translated into US dollars at an exchange rate of $1.1656 whereas at December 31, 2004, asset and liability amounts were translated at an exchange rate of $1.2034. The additional increase in future tax assets and liabilities was due to increases in capital pools resulting from the LaRonde mine capital expenditures and increased future tax assets relating to increased future mining duty liabilities. A future income tax liability was also recorded on the acquisition of Riddarhyttan (see note 10). At January 1, 2005, the valuation allowance, a reserve against future income tax assets recorded in the accounts, was $17.7 million. In 2005, the valuation allowance decreased by $8.3 million due to the impact of a weaker US dollar and the utilization of capital and net operating loss carryforwards which were previously unrecognized.

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

        The Company operates in different jurisdictions and accordingly it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved. The Company has not accrued any taxes associated with any such reviews of its income tax filing as no such losses are considered to be probable.

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

        Agnico-Eagle's risk management policy attempts to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straightforward contracts and involve limited complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

Gold put option contracts

        Agnico-Eagle's portfolio of gold put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes. These instruments have been designated as hedges under the criteria established by FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements of FAS 133. As a result, these option contracts now qualify for hedge accounting. In 2005, 2004 and 2003, changes in the fair value of these option contracts were recognized as part of other comprehensive income (loss).

        Gains and losses on gold put option contracts are reclassified from accumulated other comprehensive income (loss) to income in the same period the forecasted transaction affects income. Although the gold put option contracts were liquidated in 2005, the accumulated loss on these contracts will remain in accumulated other comprehensive income (loss) and will be reclassified to income based on the original maturities of these contracts. In 2006, the Company expects to reclassify a loss of $2.0 million relating to its gold put option contracts to income.

Silver and base metal option contracts

        In January 2005, the Company purchased silver put options with a strike price of $7.00 per ounce and also sold copper call options with a strike price of $3,310 per tonne. The Company sold forward zinc production at a weighted average price of $1,263 per tonne and entered into a zero-cost collar to set a minimum zinc price of $1,215. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $1,480. In December 2005, the entire 2006 zinc collar position was collapsed at a cost of $3.5 million. These contracts do not qualify for hedge accounting under FAS 133.

        As at December 31, 2005, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

Expected Maturity 2006
Silver
Put options purchased
Ounces	167,000
Average price ($/ounce)	$7.00
Copper
Call options sold
Tonnes	750
Average price ($/tonne)	$3,310
Zinc
Forwards
Tonnes	12,000
Average price ($/tonne)	$1,235

Foreign exchange, metals, and interest rate hedging program

        Agnico-Eagle generates almost all of its revenues in US dollars. The Company's LaRonde mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. In 2006, the Company will reclassify a gain of $4.1 million relating to its foreign exchange derivative contracts to income. Due to the nature and structure of the Company's foreign currency hedge contracts, the Company does not record amounts for ineffectiveness in income. The Company's written put options do not qualify for hedge accounting and thus have not been designated as hedging instruments. As such, changes in fair value for these instruments are recorded in net income (loss). These instruments were entered into to set a range for the US dollar, along with the zero-cost collar of purchased put options and written call options.

        In December 2005, the Company's entire foreign exchange derivative position was collapsed generating cash flow of $4.1 million. As a result of this transaction, Agnico-Eagle had no foreign exchange derivative positions at December 31, 2005.

        At December 31, 2005, the aggregate unrealized loss of the net market value of Agnico-Eagle's metals derivative position amounted to $8.3 million (2004 — $5.9 million). The Company's unrealized gain on its foreign exchange hedge position at December 31, 2005 was $nil (2004 — $8.7 million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

        The following table shows the changes in the fair values of derivative instruments recorded in the consolidated financial statements. The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative financial instruments. Other required derivative disclosures can be found in note 6(d), "Accumulated other comprehensive income (loss)" and information regarding the Company's interest rate derivatives can be found in note 4(a), "Convertible subordinated debentures."

	Interest Rate		Metals		Foreign Exchange
	2005	2004	2005	2004	2005	2004
Fair value, beginning of year	$(1,876)	$—	$30	$669	$4,535	$6,904
Financial instruments entered into or settled	—	(1,876)	7,031	—	$(4,535)	(4,508)
Changes in fair value	512	—	(15,396)	(639)	—	2,139

Fair value, end of year	$(1,364)	$(1,876)	$(8,335)	$30	$—	$4,535

        Agnico-Eagle's exposure to interest rate risk at December 31, 2005 relates to its short-term investments and cash equivalents of $121 million (2004 — $104.9 million) and its interest rate swap. Interest rate swap exposure is limited through the use of an interest rate cap. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 3.79% (2004 — 1.81%) for a period of 14 days (2004 — 19 days). Agnico-Eagle is also exposed to interest rate risk through its interest rate swap whereby the Company swapped its fixed rate payments on the Convertible Debentures for variable rate payments. The exposure to interest rate risk under the terms of the Company's interest rate swap is limited as the Company has also entered into an interest rate cap such that the three-month LIBOR will not exceed 5.75%.

        In addition, Agnico-Eagle has outstanding letters of credit amounting to C$13.3 million relating to the Executives Plan and reclamation obligations (2004 — C$13.4 million) for which fees were 2.25% per annum.

        The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2005. The fair value of Agnico-Eagle's Convertible Debentures as at December 31, 2005 is $187.4 million (2004 — $163.2 million).

10.   ACQUISITION

        Riddarhyttan is a precious and base metals exploration and development company with a focus on the Nordic region of Europe. Riddarhyttan is the 100% owner of the Suurikuusikko gold deposit located in Finland. In the second quarter of 2004, the Company acquired a 13.8% ownership interest in Riddarhyttan. In connection with this acquisition, two representatives of the Company were elected to Riddarhyttan's Board of Directors. Through the subscription for shares in Riddarhyttan's rights issue in December 2004, the Company increased its ownership level to approximately 14%.

        On November 14, 2005, the Company completed its tender offer for all the shares of Riddarhyttan. As of December 31, 2005, the Company owns an aggregate of 102,880,951 shares, or approximately 97.3% of the outstanding shares and voting rights of Riddarhyttan. The Company is completing the acquisition of the remaining 2.7% of the Riddarhyttan shares that it does not already own under the compulsory acquisition procedures under Swedish law and anticipates that advance possession of these shares will be obtained in the second half of 2006. Advance possession means that the Company will be entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder.

        The results of operations of Riddarhyttan are included in the consolidated statements of income (loss) from the date of the share issuances detailed below.

        The purchase price, before transactions costs, amounted to $120.8 million which was paid through the issuance of 10,023,882 shares of the Company:

Shares Issued
Total Issuance of the Company's Shares for Riddarhyttan Acquisition:
October 18, 2005	9,104,542
October 26, 2005	666,905
November 14, 2005	252,435

Total shares issued	10,023,882

        The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$120,788
Balance of equity investment	11,123
Transaction costs	7,725

Total purchase price to allocate	$139,636

Fair Value of Assets Acquired:
Suurrikuusikko property	$187,500
Net future tax liability	(50,738)
Iso-Kuotco property	2,252
Oijarvi property	587
Other	35

Total fair value of assets acquired	$139,636

        Pro forma results of operations for Agnico-Eagle assuming the acquisition of Riddarhyttan described above had occured as of January 1, 2004 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues:

	Unaudited
	2005	2004
Pro forma net income	$32,795	$46,297
Pro forma income per share — basic and diluted	$0.37	$0.54

11.   OTHER FINANCIAL INFORMATION

	2005	2004
Trade payables	$31,497	$22,611
Wages payable	4,759	2,948
Accrued liabilities	1,537	3,108

	$37,793	$28,667

12.   RELATED PARTY TRANSACTIONS

        As at December 31, 2005, the total indebtedness of Contact Diamond to the Company was $1.159 million (2004 — $3.024 million) including accrued interest to December 31, 2005 of nil (2004 — nil).

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

13.   SUBSEQUENT EVENTS

        In March 2005, the Company entered into an agreement with Industrias Peñoles S.A. de C.V. ("Peñoles") to acquire the Pinos Altos project in Chihuahua, Mexico. Under the terms of the agreement, Agnico-Eagle had the option to purchase the Pinos Altos project for cash and share consideration. Agnico-Eagle will pay Peñoles, $32.5 million in cash and 2,063,635 common shares of Agnico-Eagle. The transaction closed in escrow on March 15, 2006.

        Subsequent to year end, the Company raised approximately $35 million by issuing 1.2 million flow-through shares to partially fund expenditures at Lapa and Goldex.

        Also subsequent to year end, the Company liquidated a substantial portion of its portfolio of available-for-sale securities which resulted in a gain before taxes of approximately $21.5 million.

14.   DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        These consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation between US GAAP and Canadian generally accepted accounting principles ("Canadian GAAP") is presented below together with a description of the significant measurement differences affecting these consolidated financial statements.

  (a)
  Financial instruments — Under US GAAP, the Company follows the accounting recommendations made under FASB Statements No. 133 and No. 137 on accounting for derivative financial instruments and hedging. The recommendations require that all derivative instruments be recognized as assets or liabilities and be measured at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

    Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction.

  (b)
  Other comprehensive income (loss) — Under US GAAP, certain assets and liabilities are remeasured at fair value, with changes in fair value recorded in other comprehensive income. Under Canadian GAAP, these assets and liabilities are recorded at cost and they are not remeasured to fair value prior to the date they are realized or settled. The assets and liabilities affected are: investments, and derivative assets and liabilities that qualify for cash flow hedge accounting treatment.

  (c)
  Convertible subordinated debentures — Under US GAAP, the Company is not permitted to bifurcate the conversion option of the Convertible Debentures from the liability component and the entire amount of the Convertible Debentures is presented as a liability. Prior to 2005 under Canadian GAAP, the fair value of the conversion option associated with the Convertible Debentures was reflected as "other paid-in capital" while the fair value of the obligation to the debenture holders for interest and principal payments was presented as a component of shareholders' equity. As a result, $1.6 million of financing costs associated with the equity component of the Convertible Debentures, which has been classified as deferred financing costs under US GAAP, were previously charged against deficit under Canadian GAAP.

    Furthermore, under US GAAP, interest costs associated with the Convertible Debentures are charged to income whereas prior to 2005 under Canadian GAAP, interest costs were charged to deficit, but were used to reduce net income (loss) for the purposes of computing net income (loss) per share.

    As of January 1, 2005, the Company adopted amendments to CICA 3860 "Financial instruments — disclosure and presentation" under Canadian GAAP and now accounts for the fair value of the obligation to the debenture holders for interest and principal payments as a component of long-term debt. Interest costs associated with the Convertible Debentures under Canadian GAAP are now charged to income. The 2004 comparative consolidated financial statements have been restated to reflect this change in accounting policy.

    In 2003, the Company entered into an interest rate swap whereby the Company swapped its fixed rate payments on the Convertible Debentures for variable rate payments. Under US GAAP, the fair value of the swap is recorded as either an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in the fair value of the swap with a corresponding charge to income. Under Canadian GAAP, as the interest rate swap is not an effective hedge, the fair value of the swap is recorded in the consolidated statements of income (loss).

  (d)
  Dilution gain — The dilution gain that resulted from the issuance of common stock by Contact Diamond is reported in other comprehensive income (loss) on the consolidated statements of income (loss).

    Under Canadian GAAP, the dilution gain is reported above the line "Income (loss) before income, mining and federal capital taxes" on the consolidated statements of income (loss).

  (e)
  Income taxes — Both Canadian GAAP and US GAAP follow the liability method of accounting for income taxes. Under US GAAP, future income and mining taxes are calculated based on enacted tax rates whereas under Canadian GAAP, substantively enacted tax rates are used.

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

  (f)
  Amortization of mining properties — Prior to 2002, the amortization of mining properties under Canadian GAAP was calculated using the unit-of-production method using proven and probable reserves and non-reserve material of the mine when sufficient objective evidence existed to support a conclusion that the non-reserve material will be produced. Under US GAAP, amortization was calculated using the unit-of-production method using only the proven and probable reserves of the mine. This resulted in less amortization being recorded in the consolidated financial statements under Canadian GAAP resulting in a higher asset carrying value.

    After 2002, the Canadian GAAP accounting policy was to use only the proven and probable reserves.

  (g)
  Share issue costs — US GAAP requires that share issue costs, net of related income taxes, be recorded as a reduction of proceeds of issue while under Canadian GAAP, the Company charges share issue costs to the deficit. Share issue costs in 2005 were less than $0.1 million (2004 — $0.3 million).

  (h)
  Flow-through shares — The Company has issued common shares by way of a flow-through common share private placement. The Company received a net premium to the prevailing market price on this issuance. Under US GAAP, the difference between the flow-through share issuance price and the prevailing market price of Agnico-Eagle stock at the time of issuance is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

    Under Canadian GAAP, Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors is accounted for as a share issue cost.

    There were 500,000 flow-through shares issued in 2005 (2004 — 1,000,000).

  (i)
  Capital stock and deficit — Canadian GAAP allows for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which Agnico-Eagle made in 1998 and prior to 1995, is not permitted by US GAAP. As a result, under Canadian GAAP, capital stock and deficit is decreased by $126.1 million in 2005 and 2004.

  (j)
  Reconciliation of Consolidated Balance Sheets

		As at December 31
		2005			2004
	Notes	US GAAP	Adjustments	Canadian GAAP	US GAAP	Adjustments	Canadian GAAP (restated)
ASSETS
Current
Cash and cash equivalents		$61,155	—	$61,155	$33,005	—	$33,005
Restricted cash		—	—	—	8,173	—	8,173
Short-term investments		59,827	—	59,827	64,836	—	64,836
Metals awaiting settlement		56,304	—	56,304	43,442	—	43,442
Income taxes recoverable		7,723	—	7,723	16,105	—	16,105
Inventories:
Ore stockpiles		12,831	—	12,831	9,036	—	9,036
Concentrates		920	—	920	9,065	—	9,065
Supplies		10,092	—	10,092	8,292	—	8,292
Other current assets	(b)	34,483	(12,309)	22,174	19,843	(2,147)	17,696

Total current assets		243,335	(12,309)	231,026	211,797	(2,147)	209,650
Fair value of derivative financial instruments	(a)	—	—	—	2,689	(2,689)	—
Other assets	(a)	7,995	2,533	10,528	25,234	4,230	29,464
Future income and mining tax assets	(e)	63,543	(1,208)	62,335	51,407	1,239	52,646
Mining properties	(f)	661,196	5,485	666,681	427,037	3,349	430,386

		$976,069	$(5,499)	$970,570	$718,164	$3,982	$722,146

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities		$37,793	—	$37,793	$28,667	—	$28,667
Dividends payable		3,809	—	3,809	3,399	—	3,399
Interest payable		2,243	—	2,243	2,426	—	2,426

Total current liabilities		43,845	—	43,845	34,492	—	34,492

Fair value of derivative financial instruments	(a)	9,699	4,134	13,833	—	2,964	2,964

Long-term debt	(c)	131,056	(35,399)	95,657	141,495	(42,450)	99,045

Reclamation provision and other liabilities		16,220	—	16,220	14,815	—	14,815

Future income and mining tax liabilities	(e)	120,182	436	120,618	57,136	421	57,557

Shareholders' Equity
Common shares	(g),(h),(i)	764,659	(142,942)	621,717	620,704	(145,732)	474,972
Stock options		2,869	—	2,869	465	—	465
Other paid-in capital	(c)	—	50,872	50,872	—	55,028	55,028
Warrants		15,732	—	15,732	15,732	—	15,732
Contributed surplus	(g)	7,181	(1,621)	5,560	7,181	(1,621)	5,560
Deficit	(g),(i)	(138,697)	122,643	(16,054)	(172,756)	132,334	(40,422)
Accumulated other comprehensive income (loss)	(b)	3,323	(3,323)	—	(1,100)	1,100	—
Cumulative translation adjustment	(b)	—	(299)	(299)	—	1,937	1,937

Total shareholders' equity		655,067	25,330	680,397	470,226	43,046	513,272

		$976,069	$(5,499)	$970,570	$718,164	$3,982	$722,146

  (k)
  Reconciliation of Consolidated Net Income
		For the years ended December 31
	Notes	2005	2004 (restated)
Net income — US GAAP		$36,994	$47,879
Interest and sundry income	(a),(c)	(2,027)	(2,020)
Interest expense	(c)	(1,864)	(3,988)
Amortization	(f)	(426)	—
Dilution gain on issuance of shares by subsidiary	(d)	—	1,837
Income and mining tax recovery (expense)	(e)	(5,345)	2,046

Net income — Canadian GAAP		$27,332	$45,754

Net income per share — basic and diluted — Canadian GAAP		$0.31	$0.46

  (l)
  Canadian GAAP Consolidated Cash Flows

    There were no significant differences between US GAAP and Canadian GAAP for the years ended December 31, 2005 and 2004 affecting the consolidated statements of cash flows except for the difference in cash capitalized interest of $1.0 million (2004 — $nil).

			For the year ended December 31
	Notes		2005	2004 (restated)
Operating activities
Cash flows provided by operating activities per Canadian GAAP	(c	)	$83,946	$49,525
Investing activities
Cash flows used in investing activities per Canadian GAAP	(c	)	$(67,505)	$(94,832)
Financing activities
Cash flows provided by financing activities per Canadian GAAP			$11,689	$21,173

ITEM 19.    EXHIBITS

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description	Page Number
1.01	By-laws of the Registrant, as amended, and Articles of Amalgamation of the Registrant (incorporated by reference to Exhibit 99F to the Registrant's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2003, as filed with the SEC on May 18, 2004).	*
4.01	Amended and Restated Credit Agreement dated December 23, 2004 (incorporated by reference to Exhibit 4 to the Registrant's Annual Report on Form 20-F/A (File No. 001-13422) for the fiscal year ended December 31, 2003, as filed with the SEC on April 1, 2005).	*
4.02	Amendment No. 1 to Second Amended and Restated Credit Agreement dated October 17, 2005 (incorporated by reference to Exhibit 1 to the Registrant's Report on Form 6-K (File No. 001-13422) filed with the SEC on December 21, 2005).	*
4.03	Form of Trust Indenture (incorporated by reference to Exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100902) filed with the SEC on November 8, 2002).	*
4.04	Form of Warrant Indenture (incorporated by reference to Exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100850) filed with the SEC on November 6, 2002).	*
4.05	Employment Agreement dated as of December 31, 2005 between the Registrant and Sean Boyd, Vice-Chairman and Chief Executive Officer of the Registrant.**
4.06	Employment Agreement dated as of December 31, 2005 between the Registrant and Eberhard Scherkus, President and Chief Operating Officer of the Registrant.**
4.07	Employment Agreement dated as of December 31, 2005 between the Registrant and David Garofalo, Vice President, Finance and Chief Financial Officer of the Registrant.**
4.08	Employment Agreement dated as of December 31, 2005 between the Registrant and Donald Allan, Vice President, Corporate Development of the Registrant.**
4.09	Employment Agreement dated as of December 31, 2005 between the Registrant and Alain Blackburn, Vice President, Exploration of the Registrant.**
4.10	Retirement Compensation Arrangement Plan dated July 1, 1997 between the Registrant and Sean Boyd (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form F-4 (File No. 333-125752) filed with the SEC on June 10, 2005). **	*
4.11	Retirement Compensation Arrangement Plan dated July 1, 1997 between the Registrant and Eberhard Scherkus (incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form F-4 (File No. 333-125752) filed with the SEC on June 10, 2005).**	*
4.12	Support Agreement, dated May 12, 2005 between the Registrant and Riddarhyttan Resources AB (publ) (incorporated by reference to the Registrant's Report on Form 6-K (File No. 001-13422), as filed with the SEC on May 25, 2005).	*
4.13	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8) (File No. 333-130339), filed with the SEC on December 15, 2005).**	*
4.14	Amended and Restated Incentive Share Purchase Plan (incorporated by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8) (File No. 333-130339), filed with the SEC on December 15, 2005).**	*

4.15	Employment Agreement dated as of December 31, 2005 between the Registrant and R. Gregory Laing, General Counsel, Vice President, Legal and Corporate Secretary of the Registrant.**
4.16	Employment Agreement dated as of January 1, 2006 between the Registrant and Jean Robitaille, Vice President, Metallurgy and Marketing of the Registrant.**
8.01	Subsidiaries.
11.01	Code of Ethics (incorporated by reference to Exhibit 2 to the Registrant's Form 6-K filed December 13, 2005).	*
12.01	Certification Pursuant to Section 302 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)(Sean Boyd).	141
12.02	Certification Pursuant to Section 302 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)(David Garofalo).	142
13.01	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).	143
13.02	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo).	144
15.03	Consent of Independent Registered Public Accounting Firm	145
15.04	Audit Committee Charter	146

*
Such exhibits and other information filed by the Company with the SEC are available to shareholders upon request at the SEC's public reference section or may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC located at 110 F Street, N.E., Room 1580, Washington, D.C. 20549, U.S.A.

**
Management contracts or arrangements

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AGNICO-EAGLE MINES LIMITED
Toronto, Canada March 27, 2006	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
PRELIMINARY NOTE
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
Gold PM Fix (US$/Oz) (Source: LBMA)
Silver PM Fix (US$/Oz) (Source: LBMA)
Consolidated Financial Data (thousands of United States dollars, except where noted)
Consolidated Financial Data (thousands of United States dollars, except where noted)
Financial Data (thousands of United States dollars, except where noted)
Summary Compensation Table — Agnico-Eagle Mines Limited
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Summary Of Significant Accounting Policies
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (thousands of United States dollars except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
SIGNATURES