Form 20-F/A
period 2005-12-31
AGNICO EAGLE MINES LTD
filed 2006-05-26
CIK 2809

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

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    ☐            Item 18    ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes    ☐            No    ☒

i

EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F/A (the "Form 20-F") amends the Annual Report on Form 20-F for the year ended December 31, 2005 filed on March 28, 2006 (the "Original Filing"). Agnico-Eagle Mines Limited has filed this Form 20-F solely for the purpose of correcting the following errors in "Item 4. Information on the Company" of the Original Filing.

1.
The fourth full paragraph on page 6 of this Form 20-F has been amended to clarify that the LaRonde II deposit has also been indicated as economic by a feasibility study. The revised sentence reads: "Based on the results of this study, the Company will determine whether to construct new, deeper infrastructure to access the almost 3.7 million ounces of probable gold reserves indicated to be economic by previous studies, but outside the reach of current infrastructure." This paragraph and the fourth full paragraph on each of pages 15 and 16 have been amended to clarify that a revised feasibility study was completed in respect of LaRonde II.

2.
On page 18 of this Form 20-F, the first paragraph immediately following the table setting out the qualified person responsible for mineral reserve estimates has been amended to clarify that the studies in respect of the LaRonde II project and the Lapa project are feasibility studies.

3.
The table setting out the reconciliation of mineral reserves on page 19 of this Form 20-F and the paragraph immediately preceding the table have been amended to (i) clarify that the probable mineral reserve estimates in respect of the Lapa project and the LaRonde II project are probable mineral reserves under both National Instrument 43-101 ("NI 43-101") of the Canadian Securities Administrators and U.S. Securities and Exchange Commission's Industry Guide No. 7 ("Guide 7"), (ii) correct a typographical error in the reported tonnage of ore at Goldex (reported tonnage of proven mineral reserve under both NI 43-101 and Guide 7 is 17,933 tonnes, not 17,993 tonnes), and (iii) correct certain rounding errors.

4.
The table on page 21 of this Form 20-F setting out the LaRonde Division's proven and probable reserves of gold and zinc and the table on page 28 of this Form 20-F setting out the Goldex Division's proven and probable mineral reserves of gold have each been amended to clarify that the average grades of gold or zinc reported therein are stated in grams per tonne, not ounces per tonne.

5.
The fourth full paragraph under the caption "Lapa Project" on page 22 of this Form 20-F has been amended to clarify that a revised feasibility study is to be completed by the end of 2006

6.
The fifth, seventh and eighth paragraphs under the caption "Goldex Project" beginning on page 25 of this Form 20-F have been amended to clarify that the 2004 and 2005 mineral reserve estimates were based on a revised feasibility study.

        Except for the foregoing, this Form 20-F (i) does not amend or update any results or information from that contained in the Original Filing and (ii) speaks only as of the filing date of the Original Filing and does not purport to reflect events or developments subsequent to the filing date of the Original Filing. Accordingly, you should read this Form 20-F together with the Original Filing and other documents that we have filed with and furnished to the Canadian securities regulators and the U.S. Securities and Exchange Commission subsequent to the filing date of the Original Filing. Information in such reports and documents updates and supersedes certain information contained in the Original Filing and this Form 20-F. The filing of this Form 20-F shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

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

        The Company continues to focus its resources and efforts on the exploration and development of its properties in the Abitibi region of Quebec and Finland and northern Mexico with a view to increasing annual gold production and gold mineral reserve. The Company is evaluating, among others, the Lapa property, and the LaRonde II project as potential growth opportunities in the Abitibi region. LaRonde's proven and probable gold mineral reserves as at February 22, 2006 on contained gold basis were 1,625,825 ounces, including replacement of 241,807 ounces of gold mined (after mill recoveries and smelter charges). As a result, the LaRonde Division's current proven and probable mineral reserve (including LaRonde II) is estimated to contain approximately 5.3 million ounces of gold, 54.6 million ounces of silver, almost 1.8 billion pounds of zinc and over 275 million pounds of copper. In July 2005, based on an independently reviewed feasibility study, the Company decided to start construction of a mine at the Goldex property. Also, at the Lapa project, the Company's other advanced development project in the Abitibi region, the Company commenced a 870 metre deep shaft sinking project. At LaRonde II, a revised feasibility study has been completed and is currently undergoing independent review. The independent review is scheduled to be completed in the second quarter of 2006. Based on the results of this study, the Company will determine whether to construct new, deeper infrastructure to access the almost 3.7 million ounces of probable gold reserves indicated to be economic by previous studies, but outside the reach of current infrastructure. At the Company's Surrikuusikko project in northern Finland, estimated probable mineral reserves are 13.7 million tonnes grading 5.26 grams per tonne, and work in 2006 will continue on resource conversion, testing the deposit at depth and along strike. These results will be incorporated into a feasibility study that is expected to be ready to be submitted for independent review in the second quarter of 2006. At the Pinos Altos project in northern Mexico, work will continue on deep exploration and resource conversion in the Santo Niño, Cerro Colorado and Oberon de Weber zones in anticipation of preparing a feasibility study in respect of the property.

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

        The exploration program was expanded in 2004 after the property boundary constraints were removed with the Company's acquisition of the Bousquet and Terrex properties in 2003. In 2005, drilling continued mining stope definition of Zone 20 North, Zone 7 and Zone 20 South at LaRonde and was also focused on mineral resource conversion in order to prepare for the revised feasibility study of the LaRonde II project. Reserves and resources above Level 245 are considered to be part of the LaRonde I deposit, those below such level are considered to be part of the LaRonde II deposit. One objective of the LaRonde II project exploration program in 2005 was to test Zone 20 North at depth and to the west. Other goals of the exploration program were to continue the conversion of mineral resource to mineral reserve at depth in the Zone 20 North portion of LaRonde II, to confirm potential higher grade core at depth, to define the recently discovered polymetallic zone at depth to the west and to test for the extension of Zone 20 South at depth and to the west. The results of the exploration program were incorporated into the revised LaRonde II feasibility study that is currently undergoing independent review. This independent review is expected to be complete in the second quarter of 2006. A summary of the diamond drilling completed on the LaRonde Mine property is set out below:

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

        The 2005 drilling program continued testing Zone 20 North at depth and to the west. The purpose of this drilling was to continue the resource to reserve conversion process and provide additional information for the revised LaRonde II feasibility study. Drilling was also conducted in 2005 using the underground infrastructure available from the Company's Bousquet property. For 2005, three main areas of drilling were conducted, including testing potential extensions of mineralization at depth on the Ellison property from the 9th Level, and drilling from the bottom of the Bousquet Shaft continued.

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

        In 2005, the Company completed a revised feasibility study in respect of LaRonde II. This feasibility study is undergoing an independent review, which is expected to be completed during the second quarter of 2006. The study incorporates the latest drilling results at depth, as well as the latest reserve estimate. During 2005, rock mechanic experts evaluated the potential geomechanical issues associated with deep mining at LaRonde II and issued recommendations. These recommendations were addressed in the feasibility study with the intent of reducing the overall level of risk associated with deep mining.

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

        The qualified person responsible for the LaRonde II and Suurikuusikko studies is François Vézina, Ing., Manager of Technical Services for the Company. The qualified person responsible for the Goldex feasibility study is Rosaire Emond, Ing., Project Manager for the Company's Goldex Division. The qualified person responsible for the Lapa feasibility study is Yves Galarneau, Ing., Project Engineer for the Company's Lapa shaft sinking project.

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

        The criteria set forth in National Instrument 43-101 for reserve definitions and guidelines for classification of mineral reserve are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by Staff of the SEC ("Guide 7"). However, the definitions in National Instrument 43-101 differ in certain respects from those under Guide 7. Under Guide 7, among other things, a mineral reserve estimate must have a feasibility study and be calculated using a historic three-year average price. The Company uses historic three-year average prices to calculate its mineral reserves; however, the Suurikuusikko project does not meet the criteria for inclusion in Guide 7 mineral reserves. In addition, on the Bousquet property, no feasibility study has been completed; however this mineral reserve consists of broken ore that has already been mined and is currently stockpiled on the surface. As the grade of this ore is above the economic level to mill the material, it has been classified as proven mineral reserve. In addition to the differences noted above, Guide 7 does not recognize mineral resources. Set out below are the reserve estimates as calculated in accordance with National Instrument 43-101 and Guide 7, respectively:

	National Instrument 43-101			Industry Guide 7
Property	Tonnes	Grade (g/t)	Contained Gold (oz)	Tonnes	Grade (g/t)	Contained Gold (oz)
Bousquet	18,256	1.30	763	18,256	1.30	763
Goldex	17,933	1.88	1,084	17,933	1.88	1,084
LaRonde	6,767,626	2.92	634,935	6,767,626	2.92	634,935

Total Proven Reserve	6,803,815		636,782	6,803,815		636,782

Goldex	21,374,949	2.39	1,640,294	21,374,949	2.39	1,640,294
Lapa	4,090,420	8.88	1,168,209	4,090,420	8.88	1,168,209
LaRonde	10,779,845	2.86	990,890	10,779,845	2.86	990,890
LaRonde II	19,154,447	5.98	3,681,527	19,154,447	5.98	3,681,527
Suurikuusikko	13,757,215	5.26	2,324,563	—	—	—

Total Probable Reserve	69,156,876		9,805,483	55,399,661		7,480,920

Total Proven and Probable Reserve	75,960,691		10,442,265	62,203,476		8,117,702

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

	at December 31,
LaRonde Division	2005	2004	2003
Gold
Proven(1) — tonnes	3,800,000	3,200,000	3,700,000
Average grade — gold grams per tonne	4.21	4.80	4.71
Probable(1) — tonnes	26,100,000	24,900,000	23,500,000
Average grade — gold grams per tonne	5.45	5.37	5.46
Zinc
Proven — tonnes	2,900,000	2,600,000	2,500,000
Average grade — gold grams per tonne	1.27	1.03	0.95
Probable — tonnes	3,800,000	6,200,000	8,000,000
Average grade — gold grams per tonne	0.82	1.10	1.01
Total mineral reserve — tonnes	36,700,000	36,900,000	37,700,000
Total contained gold ounces(2)	5,307,000	5,104,000	5,020,000

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

        In March 2005, the Company began sinking a 825 metre deep shaft at the Lapa property. At the end of 2005, the shaft had reached a depth of approximately 600 metres below surface. Completion of the 4.9 metre diameter, concrete lined shaft is expected to occur in the second half of 2006. The shaft will provide access for an underground diamond drilling program to test the depth potential of the deposit, to confirm the mining method, continuity and estimated dilution factor, to extract a 13,600-tonne metallurgical bulk sample, to validate current reserve estimates and to refine the metallurgical process. Underground diamond drilling to validate the continuity and grade of the present reserve estimate commenced in the fourth quarter of 2005. A revised feasibility study is anticipated to be completed by the end of 2006. The total cost of the underground development drilling and metallurgical program at the Lapa property is estimated to be $30 million, of which $12 million is expected to be incurred in 2006.

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

        Throughout 2003, the Company re-evaluated the Goldex project reviewing mining methods and grade estimation methods. In February 2004, a new reserve and resource estimate was completed for the Goldex Extension Zone conforming to National Instrument 43-101 which, coupled with a revised feasibility study, led to a probable reserve estimate of 1.6 million ounces of gold contained in 21.8 million tonnes of ore grading 2.37 grams of gold per tonne. In addition, the February 2004 reserve and resource estimate led to an indicated resource estimate of 1.1 million tonnes grading 2.64 grams of gold per tonne and an inferred resource estimate of 2.5 million tonnes grading 2.13 grams of gold per tonne.

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

        In February 2005, a new reserve and resource estimate was completed for the Goldex Extension Zone which, coupled with a revised feasibility study, led to a probable reserve estimate of 1.6 million ounces of gold contained in 20.1 million tonnes of ore grading 2.54 grams of gold per tonne. While this estimate was essentially unchanged from the previous estimate, the exploration and bulk sampling program increased the level of confidence in the project. In addition, the February 2005 reserve and resource estimate led to an indicated resource of 0.8 million tonnes grading 2.33 grams of gold per tonne and an inferred resource of 3.2 million tonnes grading 1.75 grams of gold per tonne.

        In 2005, the Goldex Extension Zone resource model was revised and the feasibility study was updated and submitted for review by an independent consultant. In July 2005, the Company approved the revised feasibility study and the construction of the Goldex mine. Annual gold production is expected to average 170,000 ounces over a 10-year mine life commencing in 2008. Environmental permits for the construction and operation of an ore extracting infrastructure at the Goldex project were received from the Quebec Ministry of the Environment in October 2005, and in the same month work started on the shaft collar. The Company anticipates that sinking of the new production shaft will begin in the third quarter of 2006 and that the new 5.5 metre diameter concrete lined shaft will reach a final depth of 863 metres. Underground development and construction has commenced, with access provided by existing underground workings from the existing 790-metre shaft. The Company has applied to the Quebec Ministry of the Environment for necessary permits for construction of a processing plant and tailings facilities at the Goldex Project. Plant construction is expected to commence in the second quarter of 2006. The Company expects capital expenditures at Goldex in 2006 will be approximately $82 million.

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

        The following table shows the Goldex property reserves as of December 31, 2005.

	December 31, 2005	December 31, 2004
Gold
Proven — tonnes	18,000	nil
Average grade — gold grams per tonne	1.88	—
Probable — tonnes	21,375,000	20,092,000
Average grade — gold grams per tonne	2.39	2.54
Total mineral reserve(1) — tonnes	21,393,000	20,092,000
Total contained gold ounces	1,641,000	1,627,000

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

Exhibit Index

Exhibit No.	Description	Page Number
12.01	Certification Pursuant to Section 302 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)(Sean Boyd).	44
12.02	Certification Pursuant to Section 302 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)(David Garofalo).	45
13.01	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).	46
13.02	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo).	47

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to this Annual Report on its behalf.

AGNICO-EAGLE MINES LIMITED
Toronto, Canada May 26, 2006	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTE
PRELIMINARY NOTE
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
SIGNATURES