Form 20-F
period 2007-12-31
AGNICO EAGLE MINES LTD
filed 2008-03-28
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value (Title of Class)	The Toronto Stock Exchange and the New York Stock Exchange (Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 None

Securities registered or to be registered pursuant to Section 15(d) of the Act:
 None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        142,403,379 Common Shares as of December 31, 2007

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

ii

PRELIMINARY NOTE

        Currencies:    Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") presents its consolidated financial statements in United States dollars. All dollar amounts in this Annual Report on Form 20-F ("Form 20-F") are stated in United States dollars ("US dollars", "$", or "US$"), except where otherwise indicated. Certain information in this Form 20-F is presented in Canadian dollars ("C$"). See "Item 3. Key Information — Currency Exchange Rates" for a history of exchange rates of Canadian dollars into US dollars.

        Generally Accepted Accounting Principles:    Agnico-Eagle reports its financial results using United States generally accepted accounting principles ("US GAAP") due to its substantial U.S. shareholder base and to maintain comparability with other gold mining companies. Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

        Forward-Looking Information:    Certain statements in this Form 20-F constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "may", "will", "should", "could", "would", "expect", "anticipate", "believe", "plan", "intend", "likely" or other variations of these terms or comparable terminology. Forward-looking statements and information in this report include, but are not limited to, the following:

  •
  the Company's outlook for 2008 and future periods;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

  •
  anticipated trends for prices of gold and byproducts mined by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses;

  •
  estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof;

  •
  statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production;

  •
  estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results;

  •
  statements regarding the outcome and anticipated timing of proposed transactions;

  •
  the anticipated timing of events with respect to the Company's mine and mine project sites; and

  •
  estimates of future costs and other liabilities for environmental remediation; and other anticipated trends with respect to the Company's capital resources and results of operations.

        Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the statements in this Form-20F containing forward-looking information, which may prove to be incorrect, are based on include, but are not limited to, the assumptions set out in this Form 20-F as well as: that there are no significant disruptions affecting the Company's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this Form 20-F; prices for gold, silver, zinc and copper will be consistent with Agnico-

Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of the Company's ongoing development projects; and that there are no material variations in the current tax and regulatory environment that affect the Company.

        The forward-looking statements in this Form 20-F reflect the Company's views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in "Item 3. Key Information — Risk Factors". Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This Form 20-F contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. This information was developed to assist management with its assessment as to what resources to allocate to the construction and/or expansion of its mine and mine development projects. Investors are cautioned that this information may not be suitable for other purposes.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

        This document uses the terms "measured resources" and "indicated resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

        This document uses the term "inferred resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This document presents certain measures, including "total cash cost per ounce" and "minesite cost per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This Form 20-F also contains information as to estimated future total cash costs per ounce and minesite cost per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliation provided, does not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

        The following selected financial data for each of the years in the five-year period ended December 31, 2007 are derived from the consolidated financial statements of Agnico-Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company's operating and financial review and prospects set out in Item 5 of this Form 20-F, the consolidated financial statements and the notes thereto set out in Item 18 of this Form 20-F and other financial information included elsewhere in this Form 20-F.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of US dollars, US GAAP basis, other than share and per share information)
Income Statement Data
Revenues from mining operations	432,205	464,632	241,338	188,049	126,820
Interest and sundry income	29,230	45,915	4,996	655	2,775

	461,435	510,547	246,334	188,704	129,595

Production costs	166,104	143,753	127,365	98,168	104,990
Loss on derivative financial instruments	5,829	15,148	15,396	—	—
Exploration and corporate development	25,507	30,414	16,581	3,584	5,975
Equity loss in junior exploration company	—	663	2,899	2,224	1,626
Amortization	27,757	25,255	26,062	21,763	17,504
General and administrative	38,167	25,884	11,727	6,864	7,121
Provincial capital tax	3,202	3,758	1,352	423	1,240
Interest	3,294	2,902	7,813	8,205	9,180
Foreign exchange (gain) loss	32,297	2,127	1,860	1,440	72

Income (loss) before income and mining taxes (recoveries)	159,278	260,643	35,279	46,033	(18,113)
Income and mining taxes (recoveries)	19,933	99,306	(1,715)	(1,846)	(358)

Income before cumulative catch-up adjustment	139,345	161,337	36,994	47,879	(17,755)
Cumulative catch-up adjustment related to asset retirement obligations	—	—	—	—	(1,743)

Net income (loss)	139,345	161,337	36,994	47,879	(19,498)

Net income (loss) before cumulative catch-up adjustment per share — basic	1.05	1.40	0.42	0.56	(0.21)

Net income (loss) per share — basic	1.05	1.40	0.42	0.56	(0.23)

Net income (loss) per share — diluted	1.04	1.35	0.42	0.56	(0.23)

Weighted average number of shares outstanding — basic	132,768,049	115,461,046	89,029,754	85,157,476	83,889,115
Weighted average number of shares outstanding — diluted	133,957,869	119,110,295	89,512,799	85,572,031	83,889,115
Dividends declared per common share	0.18	0.12	0.03	0.03	0.03

Balance Sheet Data (at end of period)
Mining properties (net)	2,107,063	859,859	661,196	427,037	399,719
Total assets	2,735,498	1,521,488	976,069	718,164	637,101
Long-term debt	—	—	131,056	141,495	143,750
Reclamation provision and other liabilities	57,941	27,457	16,220	14,815	15,377
Net assets	2,058,934	1,252,405	655,067	470,226	400,723
Common shares	1,931,667	1,230,654	764,659	620,704	601,305
Shareholders' equity	2,058,934	1,252,405	655,067	470,226	400,723
Total common shares outstanding	142,403,379	121,025,635	97,836,954	86,072,779	84,469,804

Currency Exchange Rates

        All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. The following tables present, in Canadian dollars, the exchange rates for the US dollar, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On March 14, 2008, the Noon Buying Rate was US$1.00 equals C$0.9867.

	Year Ended December 31,
	2007	2006	2005	2004	2003
High	1.1876	1.1797	1.2703	1.3970	1.5750
Low	0.9059	1.0932	1.1507	1.1775	1.2923
End of Period	0.9881	1.1652	1.1656	1.2034	1.2923
Average	1.0734	1.1340	1.2115	1.3017	1.4012

	2008			2007
	March (to March 14)	February	January	December	November	October	September
High	0.9975	1.0188	1.0379	1.0249	1.0019	1.0017	1.0591
Low	0.9841	0.9717	0.9842	0.9758	0.9758	0.9420	0.9915
End of Period	0.9867	0.9796	1.0018	0.9881	1.0007	0.9496	0.9959
Average	0.9901	0.9986	1.0099	0.9672	1.0021	0.9754	1.0267

Risk Factors

The Company is currently dependent upon its mining and milling operations at the LaRonde Mine and any adverse condition affecting those operations may have a material adverse effect on the Company.

        The Company's mining and milling operations at the LaRonde Mine currently account for all of the Company's gold production and will continue to account for all of its gold production in the future until additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. The Company also anticipates using revenue generated by its operations at the LaRonde Mine to finance a substantial portion of the capital expenditures required at its mine development projects. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, referred to as the LaRonde Mine extension. This program involves the construction of infrastructure at depth and extraction of ore from new zones and may present new or different challenges for the Company. Gold production of the LaRonde Mine above Level 245 has started to decline. While the Goldex mine project and the Kittila mine project are both expected to commence operations during 2008, production from these mines will be lower in their initial periods of operation and, if production is subject to unforeseen delays, may not occur until later years. In addition, production from these mine projects may be lower than anticipated. Unless the Company can successfully bring into production the Goldex, Kittila, Lapa, Pinos Altos or Meadowbank mine projects, the LaRonde Mine extension, its other exploration properties, or otherwise acquire gold producing assets in 2008, the Company's results of operations will be adversely affected. Further, there can be no assurance that the Company's current exploration and development programs at the LaRonde Mine will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves at what is currently the Company's sole active mining operation.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by the Company's board of directors (the "Board"), the Company may review this practice on a project by project basis. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk — Derivatives" for more details on the Company's use of derivative instruments. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Company's decisions to proceed with its current mine development projects have been based on a market price of gold between $400 and $450 per ounce. If the market price of gold falls below this level, the mine development projects may be rendered uneconomic and the development of the mine projects may be suspended or delayed. The prices received for the Company's byproducts (zinc, silver and copper) produced at its LaRonde Mine affect the Company's ability to meet its targets for total cash operating cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices, however, these measures may not be successful.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2008 (to March 14)	2007	2006	2005	2004	2003
High price ($ per ounce)	1,004	841	730	538	454	417
Low price ($ per ounce)	847	608	517	411	375	323
Average price received ($ per ounce)	920	748	622	449	418	368

        On March 14, 2008, the London P.M. Fix was $1,004 per ounce of gold.

        Based on 2008 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from 2007 market average prices are as follows:

Income per share
Gold	$0.09
Zinc	$0.07
Silver	$0.02
Copper	$0.02

        The assumptions that underlie the estimate of future operating results and the strategies used to mitigate the effects of risks of metals price fluctuations are set out in "Item 5. Operating and Financial Review and Prospects — Outlook — Gold Production Growth" of this Form 20-F.

        Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of the production hoist or the semi-autogenous grinding, or SAG, mill. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or there is increased dilution. In three of the last five years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to a rock fall, production drilling challenges and lower than planned mill recoveries in 2003, higher than expected dilution in 2004 and increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005. Occurrences of this nature in future years may result in the Company's failure to achieve current or future production estimates.

The Company may experience operational difficulties at its projects in Finland and Mexico.

        The Company's operations have been expanded to include mine construction projects in Finland and northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operational base in Canada. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company will have to comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

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

        In addition, the Company has no significant operating experience in Finland, Mexico or internationally. Finland and Mexico operate under significantly different laws and regulations and there exist cultural and language differences between these countries and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of the Company's operations in Quebec. There can be no assurance that difficulties associated with the Company's expanded foreign operations can be successfully managed.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations.

        The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its new unsecured revolving bank credit facility to incur additional unsecured indebtedness provided that it complies with certain covenants, including, that no default under the credit facility has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness, the terms of such indebtedness are no more onerous to the Company than those under the credit facility and such indebtedness does not require principal payments until at least 12 months following the then existing maturity date of the credit facility. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

The Company's mine construction projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

        The Company commenced construction of the Goldex mine project in Quebec in 2005. The Company announced in June 2006 that it would initiate development of the LaRonde Mine extension, accelerate construction at the Lapa mine project in Quebec, and build the Kittila mine project in northern Finland. In April 2007, the Company acquired the development-stage Meadowbank mine project in Nunavut, Canada and in August 2007, the Company announced that it would build the Pinos Altos mine project in northern Mexico.

        The Company believes that, on completion, the LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on a series of new systems for the hauling of ore and materials to the surface, including a winze (or internal shaft) and series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as managing geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

        The development of the LaRonde Mine extension and the Goldex, Lapa, Kittila and Pinos Altos mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits, and engineering and mine design adjustments. These risks may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

The Company may experience difficulties in developing or operating its recently acquired Meadowbank mine project as a result of the project's remote location.

        The Company's Meadowbank mine project is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company has now substantially completed a 110 kilometre all-weather road from Baker Lake, which provides summer shipping access via

Hudson Bay, to the Meadowbank mine project, the Company's operations at the Meadowbank mine project will be constrained by the remoteness of the project, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Some of the materials that the Company requires for the construction and operation of the Meadowbank mine project are currently in high demand due to the increased level of activity in the global mining industry and some of these items currently have extended order times. If the Company cannot identify and procure suitable equipment, within such timeframe as would permit transporting such equipment to the Meadowbank mine project, this may result in delays to the construction schedule of the Meadowbank mine project and may also delay the start-up of mining operations and/or increase estimated costs.

        The remoteness of the Meadowbank mine project also necessitates its operation as a fly-in/fly-out camp operation which may have an impact on the Company's ability to attract and retain qualified mining personnel. If the Company is unable to attract and retain sufficient personnel or sub-contractors on a timely basis, this may have an adverse effect on the Company's future development plans and operations at the Meadowbank mine project.

The Company's total cash costs per ounce of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable.

        The Company's total cash costs per ounce of gold are dependent on a number of factors, including, primarily, the prices and production levels of byproduct zinc, silver and copper, the revenue from which is offset against the cost of gold production, the US dollar/Canadian dollar exchange rate, smelting and refining charges and production royalties, which are affected by all these factors and the gold price. Total cash costs per ounce from the Company's operations outside Canada will be affected by the exchange rates between the European Union Euro or the Mexican peso and the US dollar. All of these factors are beyond the Company's control. If the Company's total cash costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

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

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

        The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed metals prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves based on, among other things, a $583 per ounce gold price. While monthly average gold prices have been above $583 per ounce since April 2006, for the five years prior to that, the market price of gold was, on average, below $583 per ounce. Prolonged declines in the market price of gold (or other applicable metals prices) may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or other applicable metals prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

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

        The exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, Nunavut, Finland, Mexico and Nevada and the construction of mining facilities and commencement of mining operations at the LaRonde Mine extension and the Goldex, Kittila, Lapa, Pinos Altos and Meadowbank mine projects will require substantial capital expenditures. In addition, the Company will have further capital requirements to the extent that it decides to expand its present operations and exploration activities or construct additional new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Also, the Company may incur major unanticipated expenses related to exploration, development or mine construction or maintenance on its properties. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties. Historically, the Company has financed its expenditures through a combination of offerings of equity and debt securities, bank borrowing and cash flow generated from operations at the LaRonde Mine, and the Company expects to use such sources of funds to finance its anticipated expenditures. However, additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

If the Company fails to comply with restrictive covenants in its bank credit agreement, the Company's loan availability could be limited and the Company may be in default under other debt agreements, which could harm the Company's business.

        The Company's new unsecured $300 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, permit the creation of certain liens, make investments in a business, or carry on business, unrelated to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. Further, the bank credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts of principal or interest owing under the bank credit facility, the Company anticipates that it will draw on the bank credit facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the bank credit facility occurs, the Company would be unable to draw down on the facility, or if amounts were drawn down at the time of the default, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

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

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

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

        Under mine closure plans originally submitted to the Minister of Natural Resources in Quebec in 1996, the estimated reclamation costs for the LaRonde Mine and the adjacent Bousquet property are approximately $44 million and $3 million, respectively. Every five years mine closure plans must be amended to reflect any changes in circumstances surrounding a property and resubmitted to the Minister of Natural Resources. These amended reclamation plans are subject to approval by the Minister of Natural Resources, and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with attendant higher costs. In addition, the Minister of Natural Resources may require that the Company provide financial assurances to support such plans. At December 31, 2007, the Company had recorded an asset retirement obligation in its financial statements of $45 million, including $15.2 million allocated for the LaRonde Mine and $7.4 million allocated for the Bousquet property.

Fluctuations in foreign currency exchange rates in relation to the US dollar may adversely affect the Company's results of operations.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2003 to December 31, 2007, the Noon Buying Rate fluctuated from a high of $1.5750 to a low of $0.9059. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2008 after-tax operating results, a 10% change in the US dollar/Canadian dollar exchange rate from the 2007 market average exchange rate would affect net income by approximately $0.11 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. See "Item 5. Operating and Financial Review and Prospects — Outlook — Gold Production Growth" for a description of the assumptions underlying this sensitivity and the strategies used to mitigate the effects of risks. In addition, a significant portion of the Company's expenditures at the Kittila mine project and the Pinos Altos mine project will be denominated in European Union Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases.

        While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short and long-term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of byproduct revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the byproduct metal derivatives positions qualified for hedge accounting treatment under US GAAP. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk — Derivatives".

The trading price for Agnico-Eagle shares is volatile.

        The trading price of the Company's common shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of securities convertible into or exchangeable for the Company's common shares may also fluctuate significantly, which may result in losses to investors. The trading price of the Company's common shares may increase or decrease in response to a number of events and factors, including:

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

The Company may not be able to comply with the requirements of the Sarbanes Oxley Act.

        In 2007, the Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). As of December 31, 2006, SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. In addition, as of December 31, 2007, SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting. The Company has successfully completed its Section 404 assessment and received the auditors' attestation as of December 31, 2007.

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

        The Company is incorporated under the laws of the Province of Ontario, Canada. The majority of the Company's directors and officers and certain of the experts named in this Form 20-F are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec, mine construction projects in northwestern Quebec, northern Finland, Nunavut and northern Mexico and exploration activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation in 1972, the Company has produced over 5.0 million ounces of gold. For definitions of certain technical terms used in the following discussion, see "— Property, Plant and Equipment — Mineral Reserve and Mineral Resource".

        The Company believes it is currently one of the lowest total cash costs per ounce producers in the North American gold mining industry. In 2007, the Company produced 230,992 ounces of gold at a total cash costs per ounce of minus $365, that is, net of revenues received from the sale of silver, zinc and copper byproducts. For 2008, the Company expects total cash costs per ounce of gold produced to be approximately $48. These expected higher costs compared to 2007 are due to lower assumed prices for byproduct metals from the LaRonde Mine than those realized in 2007 and higher production costs associated with gold sourced from new mines at the Goldex mine project and the Kittila mine project, which do not contain any byproduct metals. See "Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-US GAAP measure total cash costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties in the Abitibi region of Quebec in which the LaRonde Mine and the Goldex and Lapa mine projects are situated, with a view to increasing annual gold production and gold mineral reserves. In addition, the Company will continue exploration, development and construction at its Kittila mine project in northern Finland, Pinos Altos mine project in northern Mexico and Meadowbank mine project in Nunavut. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas or Europe.

        The Company operates through four regional units: the Quebec Region, the European Region, the Mexican Region and the Nunavut Region. The Quebec region includes the LaRonde Mine, the LaRonde Mine extension project and the Goldex and Lapa mine projects, each of which is held directly by the Company. The Company's operations in the European Region are conducted through its indirect subsidiary, Riddarhyttan Resources AB ("Riddarhyttan"), which indirectly owns the Kittila mine project in Finland. The Company's operations in the Mexican Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos mine project. The Nunavut Region is comprised of the Meadowbank mine project, which is administered from an office in Vancouver, British Columbia and is held directly by the Company. In addition, the Company has an international exploration office in Reno, Nevada.

        The LaRonde Mine currently accounts for all of the Company's gold production, though production from mines at the Goldex mine project and the Kittila mine project is expected to commence in April 2008 and September 2008, respectively. Since the commissioning of the mill in 1988, the LaRonde Mine has produced over 4.0 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 2,250 metres. Production was expanded at the LaRonde Mine to 6,350 tonnes of ore treated per day in October 2002 and the milling complex has been operating well above this level for the last four years. In May 2006, the Company initiated construction of the LaRonde Mine extension, additional infrastructure to extend the LaRonde Mine below Level 245 (previously referred to as the LaRonde II project).

        The Company expects production from the LaRonde Mine extension to commence in 2011. The Company has initiated several other additional projects anticipated to begin production over the next three years. In July 2005, the Company began construction at the Goldex mine project, where initial production is expected to commence in April 2008. In June 2006, the Company initiated construction of the Kittila mine project and announced on June 5, 2006 that it would accelerate construction of the Lapa mine project, with the Kittila mine project expected to commence production in September 2008 and the Lapa mine project in 2009. In April 2007, the Company acquired Cumberland Resources Ltd. ("Cumberland"), which owned the development-stage Meadowbank mine project, which is expected to commence production in 2010. In March 2006, the Company acquired the Pinos Altos property in northern Mexico and in August 2007, the construction of a mine at Pinos Altos was approved. Production from the Pinos Altos mine project is expected to begin in 2009.

        The Company's exploration program focuses primarily on the identification of new mineral reserve, mineral resource and development opportunities in proven gold producing regions. Current exploration activities are concentrated in northwestern Quebec, Nunavut, northern Finland, northern Mexico and Nevada. Several other projects were evaluated during the year in different countries where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. The Company currently manages several projects which it owns or has an interest in. Currently, the Company manages exploration on 80 properties in central and eastern Canada, seven properties in Nevada and Idaho in the United States, two properties in Finland, and two properties in Mexico. In 2006, the Company opened administrative offices in Chihuahua, Mexico and in Helsinki and Kittila, Finland and, in 2007, in Vancouver, Canada.

        In addition, the Company continuously evaluates opportunities to make strategic acquisitions. In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan, a Swedish precious and base metals exploration and development company that was at the time listed on the Stockholm Stock Exchange. In November 2005, the Company completed a tender offer (the "Riddarhyttan Offer") for all of the issued and outstanding shares of Riddarhyttan that it did not own. The Company issued 10,023,882 of its shares and paid and committed an aggregate of $5.1 million cash as consideration to Riddarhyttan shareholders in connection with the Riddarhyttan Offer. The Company, through wholly-owned subsidiaries, currently holds 100% of Riddarhyttan. Riddarhyttan, through its wholly-owned subsidiary, Agnico-Eagle AB, is the 100% owner of the Kittila mine project, located approximately 900 kilometres north of Helsinki near the town of Kittila in Finnish Lapland.

        In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos project in northern Mexico. The Pinos Altos property is comprised of approximately 11,000 hectares in the Sierra Madre gold belt, approximately 225 kilometres west of the city of Chihuahua in the state of Chihuahua in northern Mexico. In February 2006, the Company exercised the option and the Company acquired the Pinos Altos property on March 15, 2006. Under the terms of the exploration and option agreement, the purchase price of $66.8 million was comprised of $32.5 million in cash and 2,063,635 shares of the Company.

        In February 2007, the Company announced that it and its wholly-owned subsidiary, Agnico-Eagle Acquisition Corporation ("Agnico Acquisition") had signed an agreement with Cumberland, a pre-production development stage company listed on the Toronto Stock Exchange (the "TSX") and American Stock Exchange, under which the Company and Agnico Acquisition agreed to make an exchange offer (the "Cumberland Offer") for all of the outstanding shares of Cumberland not already owned by the Company. In May 2007, the Company announced that it had acquired over 92% of the issued and outstanding shares of Cumberland that it did not previously own and in July 2007, the Company completed the acquisition of all Cumberland shares by way of a compulsory acquisition. The Company issued 13,768,510 of its shares and paid $8.6 million cash as consideration to Cumberland shareholders in connection with the Cumberland Offer.

        In 2007, the Company's capital expenditures were $511 million. The 2007 capital expenditures included $87 million at the LaRonde Mine (which was comprised of $34 million of sustaining capital expenditure and $53 million comprised mostly of expenditures on the LaRonde Mine extension and the ramp below Level 215), $105 million at the Goldex mine project, $29 million at the Lapa mine project, $82 million at the Kittila mine project and $170 million at the Meadowbank mine project. In addition, the Company spent $26 million on exploration activities at the Company's grassroots exploration properties. Budgeted 2008 exploration and capital expenditures of $591 million include $68 million at the LaRonde Mine (including $33 million on sustaining capital expenditures and $35 million on the LaRonde Mine extension), $25 million at the Goldex mine project, $78 million at the Lapa mine project, $96 million at the Kittila mine project, $184 million at the Meadowbank mine project and $140 million at the Pinos Altos project. In addition, the Company plans exploration expenditures on grassroots exploration projects of approximately $29 million. The financing for these expenditures is expected to be from internally generated cash flow from operations, from the Company's existing cash balances and from drawdowns of the Company's new bank credit facility. Depending on the success of the exploration programs at these and other properties, the Company may be required to make additional capital expenditures for exploration, development and preproduction.

        Capital expenditures by the Company in 2006 and 2005 were $149 million and $70 million, respectively. In 2006, these capital expenditures included $47 million at the LaRonde Mine (including the LaRonde Mine extension), $62 million at the Goldex mine project and $14 million at the Lapa mine project. Capital expenditures in 2005 were comprised of $43 million at the LaRonde Mine (including the LaRonde Mine extension), $14 million at the Goldex mine project and $13 million at the Lapa mine project.

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

        On August 1, 2007, the Company, Agnico Acquisition, Cumberland and a wholly-owned subsidiary of Cumberland, Meadowbank Mining Corporation, amalgamated under the laws of the Province of Ontario and continued under the name of Agnico-Eagle Mines Limited.

        The Company has an approximately 13.1% interest in Stornoway Diamond Corporation ("Stornoway"), a public company listed on the TSX under the symbol "SWY". Stornoway is a diamond exploration company with an extensive property portfolio in northern Canada and Botswana. Stornoway is incorporated under the laws of the Province of British Columbia. The Company acquired a portion of its interest in Stornoway in connection with a share exchange take-over bid made by Stornoway for Contact Diamond Corporation ("Contact"), which was at the time a TSX-listed exploration and development company with diamond properties in Ontario, Quebec and the Northwest Territories. The Company acquired 4,968,747 common shares of Stornoway through the tender of its entire interest (approximately 31%) in Contact to this offer. The rest of the Company's interest in Stornoway was obtained through the purchase of subscription receipts of Stornoway for $22.5 million through which the Company acquired an additional 17,629,084 common shares of Stornoway on September 19, 2006, pursuant to a note assignment agreement dated February 12, 2007 between the Company, Stornoway and Contact whereby the C$4,009,825 debt owed to the Company was satisfied by the issuance to the Company of 3,207,861 common shares of Stornoway and the remainder were issued to the Company in satisfaction of interest payment obligations of Stornoway under convertible debentures held by the Company. On January 17, 2007, Stornoway completed its acquisition of Contact by way of a compulsory acquisition.

        The Company's executive and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this Form 20-F. The Company's principal place of business in the United States is located at 5470 Louie Lane, Suite 102, Reno, Nevada 89511.

Business Overview

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        First, the Company and its predecessors have over three decades of continuous gold production, experience and expertise in metals mining. The Company's operations and exploration and development projects are located in areas that are supportive of the mining industry. The Company's current mine and three of its construction projects are located in northwestern Quebec, one of North America's principal gold-producing regions. The Company's Meadowbank mine project in Nunavut, Kittila mine project in northern Finland and Pinos Altos mine project in northern Mexico are each located in regions which the Company believes are also supportive of the mining industry.

        Second, the Company believes that it is one of the lowest total cash costs per ounce producers in the North American gold mining industry, with total cash costs per ounce of gold produced of minus $365 in 2007. The Company has achieved significant improvements in this measure through the strength of its byproduct revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status.

        Third, the Company's existing operations at the LaRonde Mine provide a strong economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its projects in Nunavut, Finland and Mexico. The experience gained through building and operating the LaRonde Mine is expected to assist with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine is expected to support the mine construction projects at the nearby Goldex and Lapa properties, and the construction of the LaRonde Mine extension.

        Fourth, the Company's senior management team has an average of approximately 20 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Mine is expected to benefit the Company's current expansion program in Quebec, Nunavut, Finland and Mexico.

        The Company believes it can benefit not only from the existing infrastructure at its mine, but also from geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Mine to each of its existing and future properties.

        The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, Nunavut, Finland and Mexico with a view to increasing annual gold production and gold mineral reserves. In 2005, the Company initiated construction of the Goldex mine project. In 2006, the Company accelerated construction of the Lapa mine project and initiated construction of the LaRonde Mine extension and the Kittila mine project in northern Finland. In 2007, the Company began construction of the Pinos Altos mine project in northern Mexico and acquired the Meadowbank mine project in Nunavut.

        The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company believes that it has been able to acquire control of exploration properties at favourable prices. The Company's approach to property acquisition has evolved to include joint ventures and partnerships and the acquisition of development and producing properties.

Mining Legislation and Regulation

Canada

        The mining industry in Canada operates under both federal and provincial or territorial legislation governing prospecting and the exploration, development, operation and decommissioning of mines and mineral processing facilities. Such legislation relates to the method of acquisition and ownership of mining rights, labour, occupational or worker health and safety standards, royalties, mining, exports, reclamation, closure and rehabilitation of mines, and other matters.

        The mining industry in Canada is also subject to extensive laws and regulations at both the federal and provincial or territorial levels concerning the protection of the environment. The primary federal regulatory authorities with jurisdiction over the Company's mining operations in respect of environmental matters is the Department of Fisheries and Oceans (Canada) and Environment Canada. The construction, development and operation of a mine, mill or refinery requires compliance with applicable environmental laws and regulations and/or review processes including obtaining land use permits, water permits, air emissions certifications, industrial depollution attestations, hazardous substances management and similar authorizations from various governmental agencies. Environmental laws and regulations impose high standards on the mining industry to reduce or eliminate the effects of waste generated by mining and processing operations and subsequently deposited on the ground or affecting the air or water. Laws and regulations regarding the decommissioning, reclamation and rehabilitation of mines may require approval of reclamation plans, the provision of financial guarantees and the long-term management of closed mines.

Quebec

        In Quebec, mining rights are governed by the Mining Act (Quebec). A claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. In order to retain title to mining claims, in addition to paying a small bi-annual rental fee, exploration work (or an equivalent value cash payment) has to be completed in advance (either on the claim or on adjacent mining claims, concessions or leases) and filed with the Ministry of Natural Resources and Wildlife (Quebec). The amount of exploration work (and bi-annual rental fee) required bi-annually currently ranges from C$48 to C$3,600 per claim depending on its location, area and period of validity (the rate is fixed by Quebec Government regulations). In 1966, the mining concession system set out for lands containing mineralized zones by the Mining Act (Quebec) was replaced by a system of mining leases but the mining concessions sold prior to such replacement remained in force. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land, providing it pays the annual rental set by Quebec government regulations, which currently range from C$19 (on land privately held) to C$39 (on land within the domain of the State) per hectare. Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of 10 years. After the third renewal, the Minister of Natural Resources and Wildlife may grant an extension thereof on the conditions, for the rental and for the term he determines.

        In Quebec, the primary provincial regulatory authorities with jurisdiction over the Company's mining operations in respect of environmental matters are the Ministry of Sustainable Development, Environment and Parks (Quebec) and the Ministry of Natural Resources and Wildlife (Quebec).

Nunavut

        As a result of the Nunavut Land Claims Agreement (the "Land Claims Agreement") of July 1993, ownership of large tracts of land was granted to the Inuit. These Inuit owned lands ("IOL") include areas with high mineral potential. Further, as a result of other rights granted to the Inuit in the Land Claims Agreement, managerial responsibility with respect to natural resources and environment in the Nunavut Territory is shared between the federal government and Inuit organizations. Under the Land Claims Agreement, the Inuit own surface rights to certain lands representing approximately 16% of Nunavut. For a portion of the Inuit owned lands representing approximately 2% of Nunavut, the Inuit also own mineral (subsurface) rights in addition to the surface rights.

        In Nunavut, the Crown's mineral rights are administered by the Department of Indian and Northern Affairs (Canada) in accordance with the Northwest Territories and Nunavut Mining Regulations (the "Territorial Mining Regulations") under the Territorial Lands Act (Canada). The Inuit mineral rights in subsurface Inuit owned lands are owned and administered by Nunavut Tunngavik Incorporated ("Nunavut Tunngavik"), an Inuit birthright corporation.

        Future production from Nunavut Tunngavik-administered mineral claims is subject to production leases which includes a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Territorial Mining Regulations.

        The Kivalliq Inuit Association (the "KIA") is the Inuit organization that holds surface rights to the Inuit owned lands in the Kivalliq region and is responsible for administering surface rights on these lands on behalf of the Inuit of the region. In order to conduct exploration work on Inuit owned lands, the Company is required to submit a project proposal or work plan. Such a proposal is subject to KIA approval for surface land tenure and to review by other boards established by the Land Claims Agreement to determine environmental effects and, if needed, to grant water rights. Federal and territorial government departments participate in the reviews conducted by these boards. For mine development, the Company will require a surface lease and water compensation agreement with the KIA and a licence for the use of water, including the deposit of waste.

        During mine construction and operations, the Company will be subject to additional Nunavut and federal government regulations related to environmental, safety, fire and other operational matters.

Finland

        Mining legislation in Finland consists of the Mining Act and the Mining Decree, which are currently being reformed. The reform is still in its early stages, and the eventual draft for a Government proposal will be circulated widely for comment before being passed on to the Parliament. In Finland, any individual, corporation, or foundation having its principal place of business or central administration within the European Economic Area is entitled to the same rights to carry out prospecting, to stake a claim and to exploit a deposit as any Finnish citizen or corporation.

        The Ministry of Employment and the Economy ("MEE") is primarily responsible for mining legislation and administration as well as granting concessions. If there are no impediments to granting a claim, the MEE is obliged to grant the applicant a prospecting licence. The MEE has no power of discretion as to the material merits of the mining operation. A prospecting licence, which is in force for one to five years, depending on the scope of the search for mineable minerals, gives the holder the right to examine the area in order to determine the size and scope of the deposit. In order to obtain the rights to the mineable minerals located on the claim, the claimant must apply to the MEE for the appropriation of a mining patent. When the mining patent procedure has become final (i.e., unappealable) regarding all matters other than compensation, the MEE must issue the mining operator a mining certificate which gives the holder the right to fully exploit all mineable minerals found in the mining patent.

        Mining operations must be carried out in accordance with a number of laws and regulations concerning conservation and environmental protection issues. Under the Environmental Protection Act, mining activities require an environmental permit which is issued either for a definite, or for an indefinite, period of time. The Act is based on the principles of prevention and minimising of damages and hazards, application of the best available technology, application of the best environmental practice and "polluter pays".

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

        The primary agencies with jurisdiction over mining activities are the Ministry of the Economy, the Ministry of Labor and Social Welfare and the Ministry of the Environment and Natural Resources. The National Water Commission has jurisdiction regarding the granting of water rights and the Ministry of Defense as concerns the use of explosives.

        Concessions are for 50 years, renewable once. The main obligations to keep them current are the semi-annual payment of mining duties (taxes), based on the surface area of the concession, and the performance of work in the areas covered by the concessions, which is evidenced by minimum expenditures or by the production of ore.

Organizational Structure

        The Company's significant subsidiaries (all of which are wholly owned, unless otherwise indicated) include Riddarhyttan, 1715495 Ontario Inc., which owns all of the shares of Agnico-Eagle Sweden AB, Agnico-Eagle Sweden AB, a Swedish company through which the Company holds its interest in Riddarhyttan, and Agnico-Eagle AB, a Swedish company through which Riddarhyttan holds its interest in the Kittila mine project. In addition, the Company's interest in the Pinos Altos mine project in northern Mexico is held through its wholly-owned Mexican subsidiary, Agnico Eagle Mexico S.A. de C.V., which is owned, in part, by 1641315 Ontario Inc. The Company's only other significant subsidiaries are Agnico-Eagle (Delaware) LLC, Agnico-Eagle (Delaware) II LLC and Agnico-Eagle (Delaware) III LLC, each a limited liability company organized under the laws of Delaware. The LaRonde Mine (including the LaRonde Mine extension), the Goldex mine project, the Lapa mine project and the Meadowbank mine project are each owned directly by the Company.

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

        In addition, the Company has an approximate 13.1% interest in Stornoway, a TSX listed diamond exploration company, organized under the laws of British Columbia. See "— History and Development of the Company".

        The following chart sets out the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's subsidiaries as at March 14, 2008:

Agnico-Eagle Organizational Chart

Property, Plant and Equipment

Quebec Region

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

Location Map of Abitibi Properties

LaRonde Mine

        The LaRonde Mine is situated approximately 60 kilometres west of the City of Val d'Or in northwestern Quebec (approximately 650 kilometres northwest of Montreal, Canada) in the municipalities of Preissac and Cadillac. At December 31, 2007, the LaRonde Mine was estimated to contain proven mineral reserves of approximately 416,000 ounces of gold comprised of 4.7 million tonnes of ore grading 2.77 grams per tonne and probable mineral reserves of 4.5 million ounces of gold comprised of 30.2 million tonnes of ore grading 4.67 grams per tonne. The Company's LaRonde Mine consists of the LaRonde property, and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine can be accessed from either Val d'Or in the east or Rouyn-Noranda in the west, which are located approximately 60 kilometres from the LaRonde Mine via Quebec provincial highway No. 117. The LaRonde Mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde Mine. The elevation is 337 metres above sea level. All of the LaRonde Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. Water used in the LaRonde Mine's operations is sourced from Lac Preissac and is transported approximately four kilometres to the mine site through a surface pipeline.

        The LaRonde Mine operates under mining leases obtained from the Quebec Ministry of Natural Resources and under certificates of approval granted by the Quebec Ministry of the Environment. The LaRonde property consists of 35 contiguous mining claims and one provincial mining lease and covers in total approximately 884.1 hectares. The El Coco property consists of 22 contiguous mining claims and a provincial mining lease and covers in total approximately 356.7 hectares. The Terrex property consists of 20 mining claims that cover in total approximately 408.4 hectares. The mining leases on the LaRonde and El Coco properties expire in 2008 and 2021, respectively, and are automatically renewable for three further ten-year terms on payment of a small fee. The LaRonde leases are expected to be renewed in early 2008. The Company also has two surface rights leases covering approximately 122.3 hectares that relate to the water pipeline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

        The LaRonde Mine includes underground operations at the LaRonde and El Coco properties that can both be accessed from the Penna Shaft, a mill, treatment plant, secondary crusher building and related facilities. The El Coco property was acquired from Barrick Gold Corporation ("Barrick") in June 1999 and is subject to a 50% net profits interest on future production from approximately 500 metres east of the LaRonde property boundary. The remaining 1,500 metres is subject to a 4% net smelter return royalty. This area of the property is now substantially mined out and the Company has not paid royalties since 2004 and does not expect to pay royalties in 2008. In 2003, exploration work started to extend outside of the LaRonde property on to the Terrex property where a down plunge extension of the 20 North gold zone was discovered. The Terrex property is subject to a 5% net profits royalty to Delfer Gold Mines Inc., a 1% net smelter return royalty to Breakwater Resources Ltd. and a 2% net smelter return royalty to Barrick. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property.

Mining and Milling Facilities

        The LaRonde Mine was originally developed utilizing a 1,207 metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to the 25th Level of Shaft #1 and then continues down to Level 242 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 down to a depth of 525 metres and was used to mine Zones #6 and #7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to the 6th Level (approximately 280 metres). A third shaft (the Penna Shaft) located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 7 and 6. As part of the LaRonde Mine extension, the Company is currently sinking an 835 metre internal shaft from Level 215 to access the ore below Level 245. At December 31, 2007, this internal shaft extended 20 metres below Level 215 and will eventually reach a total depth of 2,865 metres below surface.

        Four mining methods have historically been used at the LaRonde Mine: open pit for the three surface deposits, sublevel retreat, longitudinal retreat with cemented backfill and transverse open stoping with both cemented and unconsolidated backfill. The primary source of ore at the LaRonde Mine continues to be from underground mining methods. During 2007, two mining methods were used: longitudinal retreat with cemented backfill and transverse open stoping with both cemented and unconsolidated backfill. In the underground mine, sublevels are driven at 30 metre and 40 metre vertical intervals, depending on the depth. Stopes are undercut in 15 metre panels. In the longitudinal method, panels are mined in 15 metre sections and backfilled with 100% cemented rock fill or paste fill. In the transverse open stoping method, 50% of the ore is mined in the first pass and filled with cemented rock fill or paste fill from the paste backfill plant completed in 2000 and located on the surface at the processing facility. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock fill or cemented paste backfill.

        Surface facilities at the LaRonde Mine include a processing plant with a daily capacity of 6,350 tonnes of ore, which has been expanded four times from the original 1,630 tonnes of ore treated per day rate. The expansion to 6,350 tonnes per day was completed in October 2002 and the milling complex has been operating well above this level for the past four years. This expansion consisted of additions to the grinding and precious metals circuits and modifications to the copper and zinc flotation circuits. An ore handling system was completed at the end of 1999. It included a truck dump linked by a new conveyor gallery to a coarse ore bin with a capacity of 4,500 tonnes. The coarse ore bin feeds a SAG mill that was installed at the end of 1999. Ore from the Penna Shaft is transported to the ore handling facility by 32 tonne trucks.

        The milling complex consists of a grinding, copper flotation, zinc flotation, and a precious metals recovery circuit and refinery. A copper concentrate containing approximately 73% of the gold plus byproduct silver and copper is recovered. The zinc flotation circuit produces a zinc concentrate containing approximately 5% of the gold. The remaining 14% is recovered by the precious metals circuit, including a refinery using the Merrill Crowe process, and it is shipped as dore bars. Both the zinc and copper flotation circuits consist of a series of column and mechanical cells that sequentially increase the zinc concentrate and copper concentrate quality. In 2007, zinc recoveries averaged 87% and zinc concentrate quality averaged 54% zinc. In 2007, copper recoveries averaged 86% and copper concentrate quality averaged 11% for the year.

        Since 1991, gold recoveries have averaged 93%. During 2007, gold recoveries averaged approximately 91% and silver recoveries averaged 88%. During 2007, the mill processed approximately 2.67 million tonnes of ore, averaging approximately 7,324 tonnes of ore treated per day and operating at 93% of available time.

        The following table sets out the metal recoveries, concentrate grades and contained metals for the 2.67 million tonnes of ore extracted by the Company at the LaRonde Mine in 2007.

		Copper Concentrate (74,887 tonnes produced)		Zinc Concentrate (155,886 tonnes produced)
	Head Grades					Dore Produced	Overall Metal Recoveries	Payable Production
		Grade	Recovery	Grade	Recovery
Gold	2.95 g/t	77.2 g/t	72.7%	2.6 g/t	5.1%	34,871 oz	91.21%	230,992 oz
Silver	75.4 g/t	1,678 g/t	62.4%	167 g/t	13.2%	643,936 oz	87.51%	4,919,427 oz
Zinc	3.63%	7.7%	—	53.6%	86.8%	—	86.80%	71,577 t
Copper	0.36%	10.8%	86.2%	—	—	—	86.20%	7,482 t

        Currently, water is treated at various facilities at the LaRonde Mine operations. Water contained in the tailings to be used as underground backfill is treated to degrade cyanide using a sulphur dioxide and air process (Inco). The tailings entering the tailings pond are first decanted and the clear water subjected to natural cyanide degradation. This water is then transferred to tailings pond #1 to undergo a secondary treatment at a plant located between tailings ponds #1 and #2 that uses a peroxy-silica process to destroy cyanide. As the LaRonde ore contains a lot of sulphur and that the process water was recirculated at more than 80% rate, a thiocyanate build-up in pond #2 resulted in a toxicity problem in the late 1990s. Thiocyanate is a very difficult compound to oxidise and, in 2000, the Company decided to operate at a 100% water recirculation rate while a solution to the toxicity problem was being developed. The Company determined that a biological treatment process was optimal. A biological treatment plant was placed in service in January 2004. Operation of the tailings pond with zero effluent in the interim period required raising the dykes in 2002 and again in 2004 because of the rising water levels. Prior to dyke raising in 2004, the Company advised the Quebec Ministry of the Environment that some water had to be released to permit dyke raising using the upstream method. The Quebec Ministry of the Environment sent a notice of infraction in respect of this release of slightly toxic water in March 2005. The Federal government permitted the release under a transitional discharge permit. However, the operation of the tailings pond at 100% water recirculation rates continued to increase the thiocyanate concentration and a second phase to the biological treatment plant was placed in service in December 2004 to increase the treatment capacity. The higher contaminant concentration of the biological treatment plant feed made the treatment process more susceptible to disturbances and, in June 2005, the effluent failed the toxicity test for daphnia for one week and the suspended solids exceeded the monthly average limit. The Quebec Ministry of the Environment issued a notice of infraction related to these issues in September 2005, but indicated that the infractions would not lead to any fines or sanctions. The Company engaged consultants to assist the LaRonde staff in process optimisation. The process is now more stable and the effluent remained non-toxic for 2006 and 2007. A Certificate of Authorization was granted by the Quebec Ministry of the Environment in 2006 to carry out an ammonia stripping operation of an effluent partially treated by the biological treatment plant. This allowed an increase in treatment flowrate, while keeping the final effluent toxicity free. The Certificate of Authorization was renewed in 2007 for an indefinite period.

        In addition to the above-mentioned process water treatment, water from mine dewatering and drainage water are treated to remove metals prior to discharge at a lime treatment plant located at the LaRonde mill.

        The tailings pond occupies an area of about 120 hectares and waste rock that is not used underground for backfill is brought up to surface and stored in close proximity to the tailings pond to be used for dyke raising. A waste rock pile containing approximately 1.5 million cubic metres of waste and occupying about nine hectares is located west of the mill.

Development

        In 2007, a total of 10,667 metres of lateral development was completed. Development was focused on stope preparation of mining blocks for production in 2007 and 2008, especially the preparation of the new lower mine production horizon, Level 233. A total of 1,200 metres of development work was completed for the LaRonde Mine extension mainly on Levels 170, 194, 215 and 233 for ventilation infrastructure. This development work also included construction work on a ramp from Level 215 to Level 218 for the new internal shaft.

        A total of 11,000 metres of lateral development is planned for 2008. The main focus of development work continues to be stope preparation. The Company plans to develop down to Level 245 and prepare the access to Zone 20 South on three levels, Level 203, Level 206 and Level 209. Finally, the Company will continue construction of a ramp up from Level 94 to Level 92. There are 400 metres of exploration drift development planned in 2008 on the Level 215 exploration drift. This new area will be used to test the new target west of the Zone 20 North below the Bousquet II shaft. For LaRonde, a total of 420 metres of development is planned mainly to complete infrastructure around the new shaft and for the future ventilation infrastructure for the LaRonde Mine extension. A total of 464 metres of shaft sinking is planned for 2008.

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

        Zones of strong sericite and chlorite alterations, which enclose massive to disseminated sulphide mineralization (in which gold, silver, copper and zinc are mined at the LaRonde Mine), follow steeply dipping, east-west trending, anastomosing shear zone structures within the Blake River Group volcanic units from east to west across the property. These shear zones comprise a larger structure, the Doyon-Dumagami Structural Zone, which hosts several important gold occurrences (including the Doyon gold mine and the former Bousquet mines) and has been traced for over 10 kilometres within the Blake River Group from the LaRonde Mine westward to the Mouska gold mine.

        The gold bearing zones at the LaRonde Mine are lenses of disseminated, stringer through to massive, aggregates of coarse pyrite with zinc, copper and silver content. Ten zones that vary in size from 50,000 to 40,000,000 tonnes have been identified, of which four are (or are believed to be) economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also higher in areas where the pyrite lenses are cross-cut by tightly spaced north-south fractures.

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

        The combined tonnage of proven and probable mineral reserves at the LaRonde Mine for year-end 2007 is 34.9 million tonnes which only represents a 2% decrease in the amount compared to year-end 2006. This 34.9 million tonnes of mineral reserves includes the replacement of 2.6 million tonnes that were mined in 2007. The Company's ability to sustain its level of proven and probable mineral reserves was primarily due to continued successful exploration results at depth.

        The LaRonde Mine 2007 exploration program was a continuation of the diamond drilling from the Level 215 exploration drift, approximately 2,150 metres below the surface. This drift, completed in 2005 west of the Penna Shaft, provides access for deep drilling along 2,000 metres of the Bousquet-LaRonde stratigraphy. Much of the 2007 drilling was undertaken to define the western limit of the deposit below Level 245, consequently the western and eastern edges of the reserves below Level 245 are now known; however, the deposit remains open at depth. Another important focus of the drilling was to continue exploration below and down plunge of the Bousquet II deposit at 2,000 to 3,000 metres below surface. Systematic drilling along the

Bousquet stratigraphy has been successful in the past, notably the discovery of the LaRonde deposit. Finally, some in-fill drilling was also completed within selected areas of the resource envelope below Level 245 to confirm continuity. In addition, some definition and delineation drilling was completed to assist in final mining stope design mainly of Zone 20 North.

        A summary of the diamond drilling completed on the LaRonde Mine property is set out below:

	Number of Holes Drilled		Length Drilled (m)
LaRonde Target for Diamond Drilling	2007	2006	2007	2006
Production Stope Delineation	136	136	8,587	7,631
Definition	27	50	6,052	10,614
Deep Exploration (below Level 245, Zone 20 North)	32	38	20,680	22,135
TOTAL	195	224	35,319	40,380

        Expenditure on diamond drilling at the LaRonde Mine during 2007 was approximately $2.8 million including $0.9 million in definition and delineation drilling expenses charged to operating costs at the LaRonde Mine. Expenditures on exploration in 2007 were $1.9 million and are expected to be $2.9 million in 2008.

        Zone 20 North was the main focus of the drilling completed in 2007. The Company believes that Zone 20 North is one of the largest gold bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. The following table summarizes Zone 20 North's contribution to the LaRonde Mine's mineral reserve:

Proven and Probable Mineral Reserves
Total LaRonde Property	34,896,734 tonnes
Zone 20 North	33,479,342 tonnes

        The following table summarizes Zone 20 North's contribution to the LaRonde Mine's mineral resources (see "Note to Investors Concerning Estimates of Mineral Resources"):

Measured and Indicated Mineral Resources
Total LaRonde Property	5,642,935 tonnes
Zone 20 North	4,351,418 tonnes

Inferred Mineral Resources
Total LaRonde Property	4,722,901 tonnes
Zone 20 North	4,484,903 tonnes

        Zone 20 North initially occurs at a depth of 700 metres below surface and has been traced down to a depth of 3,100 metres below surface. With increased access on the lower levels of the mine (i.e., Levels 170, 194, 215 and 224), the transformation from a "zinc/silver" ore body to a "gold/copper" deposit continued during 2007.

        Zone 20 North can be divided into an upper zinc/silver-enriched zone and a lower gold/copper-enriched zone. The zinc zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 600 metres, with thicknesses varying from three metres to 30 metres. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. This is the same historical relationship noted at Shaft #1's Main Zone. At depth, the massive sulphide lens becomes richer in gold and copper. During 2007, 2.5 million tonnes of ore grading 2.97 grams of gold per tonne, 79.6 grams of silver per tonne, 0.40% copper and 4.30% zinc were mined from Zone 20 North.

        The results of 2007 in-fill drilling in Zone 20 North below Level 245 combined with the higher metal prices used for the 2007 year-end reserve and resource estimate contributed to an increase of probable mineral reserves by 185,645 ounces of gold (1.1 million tonnes of ore grading 5.3 grams of gold per tonne) below Level 245. The table below shows the most significant results encountered in 2007 in the resource-reserve envelope below Level 245 at the LaRonde Mine.

		Interval (m)
Drill Hole	True Thickness (m)			Gold (g/t) (Cut 41.43 g/t)	Silver (g/t)	Copper (%)	Zinc (%)
		From:	To:
3215-114B	6.2	1064.7	1073.5	10.45	9.57	0.01	0.02
3215-117A	22.2	905.0	931.8	12.06	26.01	0.16	0.01
3215-146D	10.0	966.8	977.8	9.93	1.86	0.01	0.02

        Step-out drilling west of the known resource-reserve envelope below Level 245 has intersected anomalous results along the Zone 20 North horizon underneath and down plunge from the Bousquet II deposit. These results from late 2007 remain untested, open at depth and towards the west and are potentially part of a significant mineralized horizon. In 2008, the Company plans to extend the Level 215 exploration drift by approximately 240 metres to provide access for the continuation of exploration drilling further west of the current reserves below Level 245. The table below shows the most significant results from this area encountered in 2007.

		Interval (m)
Drill Hole	True Thickness (m)			Gold (g/t) (Cut 41.43 g/t)	Silver (g/t)	Copper (%)	Zinc (%)
		From:	To:
3215-141	3.5	526.2	530.9	3.86	8.12	0.05	0.22
3215-147C	2.8	904.2	908.2	0.88	1.08	0.02	0.02

        Historically, increased drill hole density has improved initial mineral reserve and mineral resource estimates based on widely spaced drill holes usually drilled from the shaft stations. Ultimately, development within the ore zones has confirmed the original estimates.

        Zone 20 South is located approximately 150 metres south of Zone 20 North. It consists of at least two known disseminated to massive sulphide gold/copper/zinc-bearing lenses made up of 80% to 90% pyrite, 5% to 10% sphalerite and 1% to 3% chalcopyrite. The Zone 20 South horizon has been traced over a vertical distance of 1,615 metres and a horizontal distance of up to 255 metres, with a mineralized thickness varying from three metres to 12 metres. The El Coco property contains the eastern extension of Zone 20 South. The current mineral reserve position on Zone 20 South on the LaRonde property is 117,000 ounces of probable mineral reserves (1.0 million tonnes grading 3.5 grams of gold per tonne); there are no mineral reserves on the El Coco property. In 2007, approximately 346 tonnes grading 2.4 grams of gold per tonne were mined from Zone 20 South on the LaRonde property.

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

        Some delineation drilling was conducted in a small part of Zone 20 South in 2007 from the Level 212 access drift. The results were generally lower than the initial holes and the reserve grade of Level 209 to Level 215 blocks decreased but were still economic at the 2007 year-end metal prices. This zone will require significantly more delineation drilling with tighter spacing. Ore development is also planned for 2008 on Level 209 and Level 212.

Capital Projects and Expansion

        In May 2006, the Company initiated construction to extend the infrastructure at the LaRonde Mine to access the ore below Level 245, referred to as the LaRonde Mine extension. Construction of the LaRonde Mine extension is currently underway with production from this part of the LaRonde Mine expected to commence in 2011. Once commenced, production is estimated to be approximately 340,000 ounces per year at total cash costs per ounce of approximately $150, with an estimated mine life of nine years. The Company has commenced sinking a new 835 metre internal shaft starting from Level 206, to a total depth of approximately 2,865 metres, to access the deposit. An internal winze system will be used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below surface, where it will be transferred to the Penna Shaft hoist. Excavation of the underground mining facilities is in progress and, as of December 31, 2007, the shaft has been sunk to a depth of 20 metres below Level 215.

        Capital expenditures at the LaRonde Mine during 2007 were approximately $87 million, which included $34 million on sustaining capital expenditure and $53 million comprised mostly of expenditures on the LaRonde Mine extension and ramp development below Level 215. Budgeted 2008 capital expenditures at the LaRonde Mine are $68 million, including $33 million on sustaining capital expenditures and $35 million on the LaRonde Mine extension, which will consist mostly of shaft sinking and upgrades to the ventilation system. Total capital cost of construction of the LaRonde Mine extension is estimated to be $293 million, of which the Company had incurred $43 million at the end of 2007.

Lapa Mine Project

        The Lapa mine project is a pre-production stage development property located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec and is accessible by provincial highway. At December 31, 2007, the Lapa mine project was estimated to contain probable mineral reserves of 1.1 million ounces of gold comprised of 3.8 million tonnes of ore grading 8.86 grams per tonne and approximately 1,000 ounces of proven gold reserves from 2,800 tonnes of ore grading 10.65 grams per tonne. The Lapa property is made up of the Tonawanda property, which consists of 43 mining claims covering an aggregate of approximately 705.8 hectares and the Zulapa property, which consists of one mining concession of approximately 93.5 hectares. The Company's initial interest in the Lapa property was acquired in 2002, through an option agreement with Breakwater Resources Ltd. ("Breakwater"). The Company undertook an aggressive exploration program, and discovered a new gold deposit almost 300 metres below the surface. In 2003, the Company purchased the Lapa property from Breakwater for a payment of $8.925 million, and a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. In addition, both the Zulapa and Tonawanda properties are subject to a 5% net profit royalty payable to Alfer Inc. and René Amyot. In 2004 an additional claim of 9.4 hectares (the "Additional Lapa Claim") was added to the Company's holdings at the Lapa mine project. The Additional Lapa Claim is not subject to any royalty interests. An additional $1.0 million is payable to Breakwater if the published inferred mineral resource at the Lapa property reaches 2.0 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2 million may be used by the Company as a credit to offset net smelter return royalties payable.

        In July 2004, the Company initiated sinking an 825 metre deep production shaft at the Lapa property. On June 5, 2006, the Company announced that on the basis of the recent drilling results and a revised feasibility study, it would accelerate construction of the Lapa mine project. This construction included the extension of the 4.9 metre diameter concrete lined shaft to a depth of approximately 1,370 metres which was completed in

October 2007. Lateral mine development on three horizons began in November 2007 and over 400 metres was completed by December 31, 2007. Infrastructure on the property includes the former LaRonde shaft #1 headframe and shafthouse, which were both refurbished, a service building housing the hoist and compressors, temporary offices and settling ponds for waste water. A services building houses engineering and operations staff along with dry facilities. An ore bin and a diesel reservoir have been completed at the site and a new mine access road was opened during the summer of 2007. The Lapa cement plant is currently under construction. In 2006, an application for a mining lease covering 69.9 hectares was submitted to the Ministry of Natural Resources. Land surveying activities in respect of the property were completed in 2007 and the application is currently under review. The certificates of authorization to proceed with mine production and with mill construction were issued by the Quebec Ministry of the Environment respectively in October and December 2007. The Lapa site will host the underground mining operation and the ore will be trucked to the processing facility at the LaRonde Mine, which will be modified to treat, recover the gold and store the residues. An application for a certificate of authorization for the deposition of tailings from the Lapa mine project in the tailings pond at the LaRonde Mine is expected to be submitted to the Quebec Ministry of the Environment in 2008.

        Capital costs at the Lapa mine project are $165 million, of which the Company incurred approximately $29 million in 2007 and expects to incur approximately $78 million in 2008. Based on current estimates of mineral reserves and resources and grade, the Company anticipates a seven-year mine life, with full production levels of 125,000 ounces of gold annually by early 2010 at total cash costs per ounce of approximately $300.

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

        All of the known gold mineralization along the CLL Fault Zone is epigenetic (late) vein type and mineralization is controlled by structure; mineralization is associated with the fault zone and occurs all or immediately adjacent to the Piché Group rocks. Although gold mineralization also occurs throughout the Piché Group at Lapa, except for the Contact and the satellite zones, it is generally discontinuous and has low economic potential.

        The Lapa deposit is comprised of the Contact Zone and five satellite zones. The ore zones are made up of multiple quartz veins and veinlets, often smokey and anastomosing, within a sheared and altered envelope (with minor sulphides and visible gold). The Contact Zone is generally located at the contact between the Piché Group and the Cadillac Group sediments. The satellite zones are located within the Piché Group at a distance varying from 10 to 50 metres from the north contact with the sediments except for the Contact North zone which is located approximately 10 metres north of the Contact Zone within the sediment unit. The ore envelope is not always in the same volcanic unit since the Piché/Cadillac contact is discordant. The sheared envelope consists of millimetre-thick foliation bands of biotite or sericite with silica (depending on the rock type that hosts the alteration). Sericitization predominates when the zone is in sedimentary rocks while biotization and silicification predominates when the envelope affects the Piché Group volcanics. Quartz veins and millimetre-sized veinlets that are parallel to the foliation (structural fabric) account for 5% to 25% of the mineralization. Visible gold is common in the veins and veinlets but can also be found in the altered host rock. Sulphides account for 1% to 3%

of the mineralization; the most common sulphide is, in order of decreasing importance, arsenopyrite, pyrite, pyrrhotite and stibnite. Graphite is also rarely observed as inclusions in smokey quartz veins.

        The Contact Zone (and the satellite zones) is a tabular shaped mineralized envelope that is oriented east-west and dips very steeply (-87 degrees) to the north, turning south at depth. The economic portion of the zone has been traced from roughly 450 metres below surface to below 1,500 metres depth, has an average strike length of 300 metres and varies in thickness between 2.8 to 5.0 metres and is open at depth. Locally some thicker intervals have been intercepted but their continuity have not been demonstrated. This zone accounts for approximately 65% of the reserves.

        The satellite zones (North, FW, Center, South 1 and South 2) are also steeply dipping and are oriented sub-parallel or slightly oblique to the Contact Zone. The thicknesses are similar to the Contact Zone.

        Drilling in 2007 concentrated on confirming and expanding the known ore bodies (Contact Zone and the other satellite zones). The results are incorporated in the December 31, 2007 reserve/resource estimate set out under " — Mineral Reserve and Mineral Resource" below.

Goldex Mine Project

        The Goldex mine project is a pre-production stage development property located in the municipality of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde Mine. At December 31, 2007, the Goldex mine project was estimated to contain proven mineral reserves of approximately 18,000 ounces comprised of 0.3 million tonnes of ore grading 2.23 grams per tonne and probable mineral reserves of 1.6 million ounces of gold comprised of 22.8 million tonnes of ore grading 2.20 grams per tonne.

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

        In February 2005, a new reserve and resource estimate was completed for the Goldex Extension Zone which, coupled with a revised feasibility study, led to a probable reserve estimate of 1.6 million ounces of gold contained in 20.1 million tonnes of ore grading 2.54 grams of gold per tonne. The Goldex Extension Zone resource model was revised and in March 2005, the Company approved a revised feasibility study and the construction of the Goldex mine. Annual gold production is expected to average 170,000 ounces over a 10-year mine life commencing in April 2008.

        At the time the Company determined to initiate construction of the Goldex mine project, the surface facilities at the Goldex mine project included a headframe, a hoistroom, a surface building containing a mechanical shop, a warehouse and an office. In addition, the Goldex property had a 790-metre deep shaft, which provides access to underground workings. At the end of 2007, the new surface facilities on the new construction site included an electrical sub-station, a compressor building, a service building for administration and changing rooms, a warehouse building, a concrete headframe above Shaft #2 and a sinking hoist room. Also, the processing plant building was 75% enclosed. A sedimentation pond for mine water treatment and sewage facilities has also been built. Environmental permits for the construction and operation of an ore extracting infrastructure at the Goldex project were received from the Quebec Ministry of the Environment in October 2005 and in the same month work started on the production shaft collar and surface facilities at the new construction site. The sinking of the new production shaft was completed by the end of 2007. This new 5.5 metre diameter concrete lined shaft reached a final depth of 865 metres. Underground development and construction commenced in August 2005, with access provided by underground workings from the existing 790-metre shaft. During 2007, approximately 5,800 metres lateral and vertical development were completed.

        Plant construction at the Goldex mine project commenced in the second quarter of 2006 and was completed in the first quarter of 2008. The Company anticipates that grinding at the Goldex mill will be done through a two-stage circuit comprising of a SAG mill and a ball mill. It is estimated that two-thirds of the gold will be recovered through a gravity circuit, passed over a shaking table and smelted on site. The target size for grinding will be 80% of a diameter of 106 microns or less, before the remainder of the gold and pyrite are recovered by a flotation process. The concentrate will then be thickened and trucked to the mill at the LaRonde Mine where it will be further treated by cyanidation. The treated concentrate will then be processed through the existing Merrill-Crowe circuit at the LaRonde mill and gold recovered with be consolidated with precious metals from the LaRonde Mine. The Company is targeting an average gold recovery of 93.6%. In November 2006, the Company and the Quebec government signed an agreement regarding the disposition of the Goldex tailings at the Manitou mine site, a tailings site formerly used by an unrelated third party and abandoned to the Quebec government. There is acid drainage from the Manitou mine site and the proposed construction of tailings facilities by the Company is hoped to help remedy the negative effects of the existing environmental damage. Under the agreement, the Company manages the construction of the tailings facilities and the government pays all additional cost above the Goldex budget set out in the Goldex mine project feasibility study. The Quebec government has retained responsibility for all environmental contamination at the Manitou tailings site and for final closure of the facility. In addition, the Company has built a separate tailings deposition area (auxiliary tailings pound) near the mine. Environmental permits for the construction and operation of the auxiliary tailings pond of the Goldex project were received in March 2007.

        Estimated capital costs to bring Goldex into production are $183 million, of which $105 million was spent in 2007. Approximately $95 million was budgeted for the new shaft, underground development and construction and mining equipment while an additional $60 million was budgeted for the processing plant and tailings facility. The remainder has been budgeted for the surface plant and working capital. At the end of 2007, a total of $160 million had been spent on the project. The Company expects capital expenditures at Goldex in 2008 to be approximately $23 million, most of which will be used for the completion of the mill and construction of the underground crushing and hoisting facility.

Geology and Diamond Drilling

        Geologically, the Goldex property is similar to Lapa and LaRonde and is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Sub-Province, a typical granite-greenstone terrane located within the Superior Province of the Canadian Shield. The southern contact of the Abitibi Sub-Province with the Pontiac Sub-Province is marked by the east-southeast trending CLL Fault Zone, the most important regional structural feature. The Goldex deposit is hosted within a quartz diorite sill, the Goldex "Granodiorite", located in a succession of mafic to ultramafic volcanic rocks that are all oriented generally west-northwest (and because the stratigraphic tops are to the South) and are geologically overturned steeply to the North (75 to 85 degrees).

        Gold mineralization at Goldex corresponds to the quartz-tourmaline vein deposit type. The Goldex gold-bearing quartz-tourmaline-pyrite veins and veinlets are the result of a strong structural control; the most significant structure directly related to mineralization is a discreet shear zone, the Goldex Mylonite, that is up to five metres in thickness and occurs within the Goldex Granodiorite, just south of the Goldex Extension Zone (which hosts all of the current mineral reserves) and other gold occurrences. Oriented west-northwest and also dipping 65 to 75 degrees North (and to a lesser extent 60 to 80 degrees South), minor fracture zones (that display reverse movement, North to South) that are developed parallel but to the North of the Goldex Mylonite, control the quartz-tourmaline-pyrite vein mineralization. Three vein sets (all oriented west northwest but with different dips) are developed within the Goldex Extension Zone. The most important vein set are extensional-shear veins that dip 30 degrees South and are usually less than 10 centimetres in thickness; synchronous and conjugate with the latter veins are less abundant extensional-shear veins (also generally less than 10 centimetres in thickness) that dip 30 to 45 degrees to the North. The third vein set is made up of shear zone veins up to a metre in thickness that occasionally occur within the steep North dipping fracture zones. The vein sets (and alteration associated with them) combine to form stacked envelopes up to 30 metres thick that also dip approximately 30 degrees South (parallel to the main vein orientation) but which always conform to the orientation (75 degree North dip) of the Goldex Granodiorite and the main fracture zones.

        The Goldex Extension Zone extends from 500 to 800 metres below the surface and is entirely hosted by the Goldex Granodiorite. The limits of the zone are defined by the intensity of the quartz vein stockwork envelope and assays rather than by individual veins. The zone is almost egg-shaped (flattened in the orientation of the sill) and elongated almost horizontally (also parallel to the west-northwest trending sill and fracture zones); it is over 300 metres tall by 450 metres long (in a west-northwest direction) and its thickness increases rapidly from 25 metres along the east-west edges to almost 150 metres in the centre. Exploration results have essentially delimited the Goldex Extension Zone both at its summit and at its base but is not well defined at either point (the mineralization is inferred to extend above the reserve limit for approximately 50 metres and below 800 metres depth where inferred mineralization may extend down an additional 50 metres). Inferred mineralization in the eastern portion of the property extends the Goldex Extension Zone 175 meters east and 125 meters below the current envelope of probable reserves. The Goldex Extension Zone is open above Level 73 to the east-southeast for approximately 300 metres.

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

Bousquet and Ellison Properties

        The Bousquet property is located immediately west of the LaRonde Mine and consists of two mining leases covering 73.09 hectares and 31 claims covering 384.85 hectares. The property, along with various equipment and other mining properties, was acquired from Barrick in September 2003 for $3.9 million in cash, $1.5 million in common shares of the Company, and the assumption of specific reclamation and other obligations related to the Bousquet property. The property is subject to a 2% net smelter return royalty interest in favour of Barrick. The Ellison property is located immediately west of the Bousquet property and consists of eight claims covering 101.10 hectares. The property was acquired in August 2002 for C$0.5 million in cash and a commitment to spend C$0.5 million in exploration over four years. The commitment was fulfilled in 2004 and the property is 100% owned by the Company. The property is subject to a net smelter return royalty interest in favour of Yorbeau Resources Inc. that varies between 1.5% and 2.5% depending on the price of gold. Should commercial production from the Ellison property commence, Yorbeau Resources Inc. will receive an additional C$0.5 million in cash.

        In 2007, the Company recovered 77,629 tonnes of ore grading 5.67 grams per tonne from two small ore blocks at Bousquet. The mining of these areas was completed in 2007.

        The 2007 indicated mineral resource at the Bousquet property is approximately 1.7 million tonnes grading 5.63 grams of gold per tonne. The inferred mineral resource is 1.7 million tonnes grading 7.45 grams of gold per tonne. The December 31, 2007 indicated mineral resource at Ellison is 0.4 million tonnes grading 5.68 grams of gold per tonne, and the inferred resource is 0.8 million tonnes grading 5.81 grams of gold per tonne.

Kittila Mine Project

        The Kittila mine project is located approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila, in northern Finland. At December 31, 2007, the Kittila mine project was estimated to contain probable mineral reserves of 3.0 million ounces comprised of 18.2 million tonnes of ore grading 5.12 grams per tonne. The Kittila mine project is accessible by paved road to the village of Kiistala, which is located on the southern portion of the main claim block. The gold deposit is located near the small village of Rouravaara, approximately 10 kilometres north of the village of Kiistala, accessible via a good quality all-weather gravel road. The project is subject to a 2.0% net smelter return royalty payable to the Republic of Finland after commencement of commercial exploitation. The property is close to infrastructure, including hydro power, an airport, the town of Kittila, and mining and construction contractors. The project also has access to a qualified labour force.

Location Map of Kittila Mine Project

        The Kittila mine project is comprised of 103 individual tenements covering an aggregate area of approximately 8,341 hectares and one mining licence covering approximately 847 hectares. The mineral titles form three distinct blocks. The main block comprises the Suurikuusikko mining licence and 84 contiguous tenements. The centroid of this block is located at 25.4110 degrees longitude East and 67.9683 degrees latitude North. It excludes three small circular areas 0.78 hectares in size and six narrow linear strips covering roads. Other tenements form isolated blocks comprising four to 16 contiguous tenements located in the vicinity of the main Suurikuusikko block. The boundary of the mine licence is determined by ground surveyed points whereas the boundaries of the other tenements are not required to be surveyed. All of the tenements in the Kittila mine project are registered in the name of Agnico-Eagle AB, an indirect, wholly-owned subsidiary of the Company. According to the Finnish Government land tenure records, all tenements are in good standing. The expiry dates of the tenements vary from May 2008 to May 2012. Tenements are valid between three and five years, providing a small annual fee is paid to maintain title and extensions can be granted for three years or more. Applications for extensions to tenements that expired in October 2006 (17 tenements totalling 1,486 hectares) were lodged on October 3, 2006. Only three of these applications for extensions were granted in 2007, however the Company expects the remainder to be granted in 2008.

        The project area is scarcely populated and is situated between 200 and 245 metres elevation above sea level. The topography is characterized by low rolling forested hills separated by marshes, lakes and interconnected rivers. The gold deposit is situated on an area of land that has no special use at present and there is sufficient land available for tailings facilities. Water requirements for the Kittila mine project will be sourced from the nearby Seurujoki River, recirculation of water from pit dewatering and tailings pond water. Unemployment in the area is high. Municipal leaders are currently supportive of future mining operations.

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

        The Company acquired its interest in the Kittila mine project through a tender offer for all of the shares of Riddarhyttan that it did not own that was completed in November 2005. See "— History and Development of the Company". The Company, through wholly-owned subsidiaries, owns all of the issued and outstanding shares of Riddarhyttan. At the time of the tender offer, Riddarhyttan was an exploration stage mining company focussed on exploration and development of what is now the Kittila mine project at the Suurikuusikko property. Riddarhyttan was established under Swedish corporate law in 1996 and commenced operations in 1997 when it was listed on the Stockholm Stock Exchange. In 1998, Riddarhyttan won the public international tender conducted by the Finnish Government for the Suurikuusikko project (now referred to as the Kittila mine project).

        In June 2006, on the basis of an independently reviewed feasibility study, the Company approved construction of the Kittila mine and mine construction began immediately. The Kittila mine project will initially be an open pit mining operation followed by underground mining via ramp access, feeding a 3,000 tonne per day surface processing plant. Annual gold production is currently expected to average 150,000 ounces over a 14-year mine life at total cash costs of $250 per ounce, with initial gold production anticipated to commence in September 2008.

        Current estimated capital costs of construction of the Kittila mine project are $190 million, of which a total of $100 million had been incurred by the end of 2007 and $90 million are expected to be incurred in 2008. Anticipated sustaining capital expenditures at the Kittila mine project are estimated to be approximately $5 million annually.

        As of December 2007, construction had progressed according to schedule for commencement of open pit mining operations in the third quarter of 2008. Waste rock mining, construction and site infrastructure work had been completed in the area of the main Suurikuusikko deposit. To prepare for the open pit mining, 263,000 cubic metres of overburden and approximately 2.6 million tonnes of waste rock has been removed and excavated, respectively. Work on the ramp to access the underground reserves has started and total underground development to date is about 3,000 metres. The construction of the tailings dam is well advanced with the tailings dam completed in October 2007 and installation of a waterproof bottom layer now in progress. A high voltage power line connects the site to the main Finnish power grid. The office service buildings have been completed. The process plant building frame is completed, as well as concrete floors and structures for heavy plant equipment inside the building. Work on mill offices, control room and HVAC is ongoing. Concrete foundation structures for the ore crusher, conveyor and ore bin are ongoing, or near completion. Work on the foundations for the tank farm and oxygen plant commenced in June 2007.

        The Company currently holds a mining licence and an environmental permit in respect of the Kittila mine project. The Company has submitted an application to Finnish authorities for an amendment to the environmental permit to allow the change from a biological oxidization process to a pressure oxidation process, which will allow the Company to use significantly smaller quantities of cyanide. The application for the amendment is currently being processed by the Finnish regulatory authorities and the Company understands from the authorities that the amendment is likely to be granted in the first half of 2008.

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

        The Suurikuusikko deposit is hosted by a north-south oriented shear zone (the Suurikuusikko Trend) containing multiple mineralized lenses, which have been traced over a strike length of over 15 kilometres. Most of the exploration work has been focused on the 4.5 kilometres which host the known gold reserves and resources.

History and Exploration

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

        In 2006, the Company performed pilot-plant testing based on a pressure oxidation process for gold extraction. In June 2006, the Company approved a feasibility study and the construction of the Kittila mine project. The study was based on an open pit mining scenario followed by underground mining via ramp access and mining of one million tonnes of ore per annum to be processed in a surface plant.

        The Company continued in-fill and exploration drilling throughout 2006 on the mining licence area to test the deeper portions of the main zones and to explore extensions to other zones. Exploration outside of the mining licence area was initiated with encouraging preliminary results. The results indicated two new gold zones to the north of the mine construction site, the Rimminvuoma South and the Hakokodanmaa areas, located one kilometre and four kilometres north of the main Suurikuusikko area, respectively. Systematic geochemical sampling and drilling of old geochemical anomalies to the north of the mining licence area were carried out and a high-quality, low altitude airborne survey covering the entire Suurikuusikko structure was completed. In total, the Company completed 190 diamond drill holes totalling 53,000 metres on the Kittila mine project.

        The 2007 diamond drilling program on the mining licence area focused on in-fill drilling, resource conversion and deep exploration below the main Suurikuusikko zones. Results from the deep exploration were very encouraging as they indicated that the Suurikuusikko zones may extend at least down to 1,000 metres below the surface. In total, 158 diamond drill holes totalling 31,995 metres were completed on the mining licence area in 2007. Systematic geochemical sampling also continued outside of the mining licence area on targets along the Suurikuusikko Trend and a number of new targets were tested by diamond drilling. Encouraging results were received from a new gold zone in the Kuotko area located approximately 10 kilometres north of the mine construction site. A total of 113 diamond drill holes totalling 26,806 metres were drilled on exploration targets outside of the mining licence area.

Exploration and Drilling

        The deposit at the Kittila mine project is hosted by a north-south oriented shear zone containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres. Most of the work has been focused on the 4.5 kilometres which host the known gold reserves and resources. From north to south, the zones are Rimminvuoma, North Rouravaara ("Roura-N"), Central Rouravaara ("Roura-C"), Suurikuusikko ("Suuri"), North Suurikuusikko ("Suuri-N"), Etela and Ketola. The Suuri and Suuri-N zones include three parallel zones that have previously been named Main East, Main Central and Main West. The Suuri zone hosts approximately 53%, Suuri-N about 24%, Roura-C about 16% and Roura-N about 3% of the probable gold reserve estimate on contained gold basis. Most of the recent work has focused on the Suuri and Rouravaara zones. Up to the end of December 2007, a total of 891 drill holes, comprising 237,519 metres, have been completed on the property. Since the beginning of 2007, between two and five drills have been in operation on the property: one to three drills on in-fill drilling; one or two drills on exploration; and one or two drills on resource conversion drilling.

The Suuri Zone

        Some of the highlights from the 2007 drilling are set out below:

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 110 g/t)
Drill Hole		From:	To:
SUBH 06032	9.8	425.0	439.0	11.9
SUBH 06091	12.6	132.0	150.0	9.2
SUBH 06044	20.6	77.4	106.8	9.0
SUBH 07003	15.1	1054.4	1075.9	8.3
SUBH 07007	19.9	62.0	90.4	10.0
SUBH 07004	23.3	117.0	150.3	15.6

        The Suuri and Suuri-N zones extend 1,300 metres horizontally and down to a vertical depth of approximately 800 metres below surface and are known to contain two to six parallel, gold bearing lenses. The thickness of the lenses varies generally between five and ten metres. Current drilling in the Suuri and Suuri-N zones is focused on resource to reserve conversion drilling in the area between 400 metres and 800 metres below surface and exploration drilling in the area between 800 metres and 1,100 metres below surface to test the extension of the deposit at depth.

        Of the probable reserves of approximately 3.0 million ounces at the Kittila mine project, about 20% are located in the Suuri and Suuri-N open pit areas and 57% in the Suuri and Suuri-N underground area.

The Roura-C and Roura-N Zones

        The Roura-C and Roura-N zones extend 1,200 metres horizontally and to a vertical depth of approximately 650 metres below surface. About 19% of the mineral reserves are located within the Roura-C and Roura-N zones. These zones contain one to three parallel, gold bearing lenses. The thickness of these lenses is generally between 10 and 40 metres. Current drilling in these zones is focused on resource to reserve conversion drilling in the area between 400 metres and 600 metres below surface and exploration drilling below 700 metres below surface to test the extension of the deposit at depth.

Meadowbank Mine Project

        The Meadowbank mine project is a pre-production stage development property located in the Third Portage Lake area in the Kivalliq District of the Nunavut Territory of northern Canada, approximately 70 kilometres north of Baker Lake. At December 31, 2007, the Meadowbank mine project was estimated to contain probable mineral reserves of 3.5 million ounces of gold comprised of 29.2 million tonnes of ore grading 3.67 grams of gold per tonne.

Location Map of Meadowbank Mine Project

        The Meadowbank mine project is held under ten Crown mining leases (the "Meadowbank Leases"), three exploration concessions (the "Meadowbank Concessions") and a Crown claim (the "Meadowbank Claim"). The Meadowbank Leases, which include the Portage, Goose Island, Goose South and Cannu deposits, are administered under federal legislation. There are no annual work commitments in respect of these leases, however annual rent of C$18,272 must be paid. The Meadowbank Leases cover approximately 7,400 hectares and each of the leases expires in either 2016 or 2019. Production from areas covered by the Meadowbank Leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Territorial Mining Regulations. In order to conduct exploration work on the Inuit owned lands, the Company is required to submit a proposal of work annually that must be approved by the KIA, the body that holds the surface rights in the Kivalliq District, and various boards that administer land use, including the Nunavut Water Board, which will provide a recommendation to the Ministry of Indian Affairs and Northern Development (Canada) whether to grant the construction and operating licences. The licence is expected in mid-2008. In order to construct a mine at the Meadowbank mine project the Company must obtain additional approvals and licences, as described below in "— Environmental Permitting & Inuit Impact Benefit Agreement".

        The Meadowbank Concessions cover approximately 23,000 hectares and are granted by Nunavut Tunngavik, an Inuit birthright corporation responsible for administering subsurface mineral rights on Inuit owned lands in Nunavut Territory. The Meadowbank Concessions, which include the Vault deposit, are explored under an agreement with Nunavut Tunngavik. For 2008, the Meadowbank Concessions require the Company to pay C$58,000 for land fees and incur exploration expenses of approximately C$416,000. During the exploration phase, lands within the Meadowbank Concessions can be held for up to 20 years and the concessions can be converted into a production lease with an annual fee of C$1.00 per hectare and no requirements for further exploration expenditure. Production from the Meadowbank Concessions is subject to a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. The Meadowbank Claim covers approximately 8,400 hectares and, for 2008, requires the Company to pay fees of approximately C$2,000 and incur expenditure of approximately C$83,000.

        The Kivalliq region in which the Meadowbank mining project is located has an arid arctic climate. The Meadowbank mine project site is at 134 metre elevation in low lying topography with numerous lakes. Water requirements for the Meadowbank mine project will be sourced from Third Portage Lake. Operations at the Meadowbank mine project are expected to be year-round with only minor weather-related interruptions to mining operations; however, these interruptions are not expected to affect ore availability for milling operations or other operating activities.

        The Meadowbank mine project is accessible from Baker Lake, located 70 kilometres to the south, over a substantially completed 110 kilometre all-weather road. Baker Lake provides 2.5 months of summer shipping access via Hudson Bay and year-round airport facilities. The Meadowbank mine project also has a 1,100 metre long gravel airstrip, permitting access by air. The Company anticipates that it will use ocean transportation for fuel, equipment, bulk materials and supplies from Montreal, Quebec (or Hudson Bay port facilities) via barges and ships into Baker Lake during the summer port access period that starts in mid-July of each year. Fuel and supplies will be transported to the site from Baker Lake by conventional tractor trailer units. Transportation for personnel and air cargo will be provided on scheduled or chartered flights. The permanent base for employees from which to service the Meadowbank mine project has not been determined yet.

        The existing exploration camp at the Meadowbank mine project consists of a wood framed office/kitchen/dry facility and all-weather structures and tents that can accommodate up to 60 people. Plant site facilities to be constructed include a mill building with an attached maintenance facility, separate office and dry facilities, assay lab and heavy vehicle maintenance shop. A separate crusher structure will flank the main process complex. Power will be supplied by an 26.4 MW diesel electric power generation plant with heat recovery and an on site fuel storage and distribution system. A pre-fabricated modular type accommodation complex for 344 persons will be supported with a sewage treatment, solid waste disposal and potable water plant. The mill-service-power complex will be connected to the accommodation complex with enclosed corridors. In addition, the Company will build peripheral infrastructure including tailings and waste impoundment areas and a 7 kilometre haul road to the Vault open pit.

        Facilities to be constructed at Baker Lake include a barge landing site located several kilometres east of the community. A storage compound consisting of open storage area, a cold storage building and a fuel storage and distribution complex with a 40 million litre capacity will be constructed next to the barge landing facility. The all-weather conventional access road linking the Baker Lake storage facilities to the mine site is now substantially completed.

Environmental Permitting and Inuit Impact & Benefit Agreement

        The development of the Meadowbank mine project was subject to an extensive environmental review process under the Nunavut Land Claims Agreement administered by the Nunavut Impact Review Board ("NIRB"). This was a multi-year assessment involving both federal and territorial regulatory agencies, the Inuit landowners, as represented by the KIA and Nunavut Tunngavik, and the local communities of the Kivalliq Region. A production decision regarding the Meadowbank project was made by Cumberland in September 2006. The NIRB recommended to the Minister of Indian Affairs and Northern Development (Canada) that the project could be constructed without resulting in significant adverse environmental impact considering the proposed mitigation measures and that the project should be allowed to proceed to the permitting phase. In November 2006 the Federal Minister of Indian Affairs and Northern Development accepted the positive NIRB recommendation.

        On December 30, 2006, Cumberland received the Project Certificate from the NIRB. The issuance of the Project Certificate, which includes the terms and conditions to ensure the integrity of the development process, is the final stage of the NIRB review process for the environmental assessment of the Meadowbank mine project. Following receipt of the Project Certificate, Cumberland obtained land access and quarry permits in January and February 2007 from the Government of Nunavut, the Department of Indian Affairs and Northern Development and the KIA to commence and advance road construction to Meadowbank. Additional licences were received from Natural Resources Canada and other Territorial departments to commence construction. On February 22, 2007, Cumberland announced it had received a Water Licence Type B from the Nunavut Water Board, the final licence required for road construction to the Meadowbank mine project.

        In February 2007, a subsidiary of Cumberland and the Nunavut government signed a Development Partnership Agreement ("DPA") with respect to the Meadowbank mine project. The DPA provides a framework for stakeholders including the federal and municipal governments and the KIA to maximize the long-term socio-economic benefits of the Meadowbank mine project to Nunavut.

        During 2005, Cumberland commenced formal discussions and negotiations with the KIA relating to the Inuit Impact Benefit Agreement ("IIBA") for the Meadowbank mine project, which Cumberland and the KIA ultimately signed in March 2006. The IIBA will ensure that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The IIBA also outlines the special considerations and compensation that Cumberland will provide for Inuit regarding traditional, social and cultural matters. In December 2007, the Company provided the KIA with a production notice under the IIBA.

        The Company currently holds an exploration lease from the KIA (exploration lease KVCL303H305) that expires December 31, 2010. The Company is currently negotiating with the KIA to convert this lease into a commercial production lease and to arrange for either a separate regional exploration lease or to incorporate the regional exploration activity into the commercial production lease. Agreement has been reached on the commercial production lease payment amounts and schedule and a final commercial production lease is expected to be in place before mid-2008.

        In January 2008, the Company and KIA reached agreement on a water compensation agreement for the Meadowbank mine project addressing Inuit rights under the Land Claims Agreement respecting compensation for water use and water impacts associated with the project. The agreement was ratified by the KIA Board of Directors in February 2008. In addition, the Company has now reached agreement with the KIA regarding the land lease.

        There are a number of further permits and authorizations required to allow for the construction, operation and ultimate reclamation of the Meadowbank mine project. The key items are set out below:

  •
  a Type A Water Licence from the Nunavut Water Board;

  •
  listing the proposed tailings impoundment on Schedule 2 of the Metal Mining Effluent Regulation under the Fisheries Act (Canada);

  •
  authorization from the Department of Fisheries and Oceans (Canada) regarding the alteration of fish habitat and the tailings impoundment system;

  •
  approval from Transport Canada under the Navigable Waters Protection Act (Canada) covering construction of the dewatering dykes and the tailings impoundment; and

  •
  a permit from the Department of Natural Resources (Canada) relating to the mixing of open pit explosives on site in a designated explosives plant.

        The Company submitted an application in respect of the Type A Water Licence in September 2007 and a final public hearing in respect of the application is scheduled for April 2008. The Company has initiated procedures to have the proposed tailings impoundment listed on Schedule 2 to the Metal Mining Effluent Regulation, and the proposed regulation amendment has been published. In November 2007, the Company submitted a proposed compensation plan to the Department of Fisheries and Oceans (Canada) to offset the fish habitat affected by the project through creation of new habitat in Second Portage Lake and an agreement in principle has been reached. Once the Schedule 2 amendment and the compensation plan are completed, the Department of Fisheries and Oceans (Canada) will be in a position to issue the required habitat alteration authorizations for the Meadowbank mine project and the required authorizations relating to the tailings impoundment.

        In November 2007, the Company submitted applications to Transport Canada for the required approvals under the Navigable Waters Protection Act (Canada). Application to Department of Natural Resources (Canada) for the required explosives permits is being undertaken by the explosives supply contractor on the Company's behalf.

History and Exploration

        In the 1980s, regional grassroots exploration programs outlined gold-bearing Archean greenstone belts in the Baker Lake area. In 1985, a joint venture was established between Asamera Minerals Inc. ("Asamera") (60%) and Comaplex Minerals Corp. ("Comaplex") (40%) and commenced evaluating several targets in the area through diamond drilling and other studies. In 1987, the Third Portage deposit was discovered — the first of the five gold deposits currently known at the Meadowbank mine project. In 1994, Cumberland acquired Asamera's 60% interest in the joint venture, and continued drilling and geophysical programs through to 1997. This work further delineated the Third Portage deposit and outlined the Goose Island deposit. The North Portage deposit was also discovered and delineated during this period. In 1997, Cumberland acquired Comaplex's 40% interest and became the 100% owner of the project.

        In 1999, extensive surface trenching at the Third Portage deposit was completed and the Company acquired three Nunavut Tunngavik exploration concessions on land contiguous with the existing mining leases. Also in 1999, Cumberland commissioned an independent pre-feasibility study on the Bay Zone, Goose Island, North Portage and Third Portage deposits. The work involved a mineral resource estimate and a preliminary mine plan with a combination of open pit and underground mining.

        Exploration work on the newly acquired exploration concessions resulted in the discovery of the Vault deposit in 2000. The 2001 exploration program also focussed on the Vault deposit. In November 2001, Cumberland commissioned an independent mineral resource estimate on the Vault deposit.

        Additional drilling was completed at Vault in 2002 to improve confidence levels in preparation for a feasibility study to be completed on the Meadowbank property and which also identified a new zone of mineralization, the PDF deposit. In 2003, further infill drilling was completed in all of the deposits to improve confidence levels for future resource estimates. In 2005, Cumberland's drilling program expanded the size of the Goose Island deposit, intersected encouraging mineralization in the Goose Island South area, and resulted in the discovery of the new Cannu zone, which is the northward extension of the mineralization delineated in the proposed Portage open pit.

        During 2006, Cumberland drilled approximately 2,270 metres in 12 holes at the Goose South zone and approximately 5,940 metres in 46 holes at the Cannu zone. During 2007, the Company drilled approximately 2,173 metres in seven holes at the Goose South zone and approximately 688 metres in six holes at the Cannu zone.

        In 2007, exploration expenditure of $8.1 million was budgeted for drilling at the Meadowbank mine project. The main purpose of the drilling program was to convert mineral resource into mineral reserves within or immediately adjacent to the Meadowbank open pit zones and also to identify extensions of the Goose Island and Portage deposits. A portion of the summer exploration program was conducted on the large property along the prospective horizons; a regional airborne magnetic survey was also completed over the entire project area. Up to three drills operated throughout the exploration season from March to October. In 2007, a total of 117 drill holes were completed for a total of 18,183 metres.

Goose South

        Early in the 2007 drilling season, seven drill holes (for a total of 2,173 metres) successfully linked the mineralization at moderate to shallow depth from the Goose South discovery northward for almost 300 metres to the Goose Island deposit. A section of continuous mineralization almost 1.2 kilometres long was also defined from the Goose Island deposit south to Goose South zone. Some of the more significant results are set out below.

			Interval (m)
Drill Hole		True Width (m)			Gold (g/t) (Cut 100 g/t)
	Zone		From:	To:
G07-675	Goose South	11.3	236.96	261.87	11.84
and	Goose South	2.5	302.57	307.86	8.26
G07-685	Goose South	5.0	213.25	220.00	8.87
and	Goose South	12.0	260.50	278.80	6.40

Goose Island

        Seventeen drill holes, totalling 4,652 metres, were completed in 2007 on the Goose Island deposit in order to convert mineral resource to mineral reserve and explore for extensions of the deposit at depth. Some of the more significant gold results are set out in the table below and include 19.5 grams of gold per tonne over 12.0 metres in hole G07-683 that tested resource within the proposed open pit outline. In addition, approximately 100 metres below the previously planned pit, hole G07-692 returned 5.5 grams of gold per tonne over 9.5 metres.

			Interval (m)
Drill Hole		True Width (m)			Gold (g/t) (Cut 100 g/t)
	Zone		From:	To:
G07-676	Goose Island	18.5	164.0	185.0	5.84
including	Goose Island	4.8	164.0	170.0	9.16
including	Goose Island	5.0	179.11	185.0	10.12
G07-679	Goose Island	8.0	152.52	161.84	15.25
G07-683	Goose Island	12.0	76.0	90.0	19.45
including	Goose Island	6.0	77.0	84.0	31.7
G07-692	Goose Island	9.5	258.0	269.60	5.49

Portage

        The majority of the 2007 drilling campaign at the Meadowbank mine project, with 59 holes totalling 5,887 metres, targeted the main Portage deposit and its northern and southern extensions, Cannu and Bay zones, respectively. Already 2.5 kilometres in length, exploration success at Portage, especially at the Bay zone suggests the potential for the Portage deposit to possibly connect with the Goose Island deposit 400 metres to the south. Continuous mineralization potentially could be traced for over 3.5 kilometres spanning Portage, Goose Island and Goose South. Some of the more significant results are set out below.

			Interval (m)
Drill Hole		True Width (m)			Gold (g/t) (Cut 100 g/t)
	Zone		From:	To:
TP07-694	Bay Zone	5.0	84.0	90.0	8.98
and	Bay Zone	9.0	97.0	108.0	22.98
including	Bay Zone	5.7	101.0	108.0	34.60
TP07-695	Bay Zone	7.5	108.55	120.60	13.76
including	Bay Zone	3.2	115.50	120.60	20.11
TP07-704	Bay Zone	3.0	16.30	19.80	31.76
and	Bay Zone	2.8	27.50	30.50	12.81
TP07-706	Portage	4.6	68.4	73.0	4.34
TP07-726	Portage	4.5	73.0	77.5	4.42
NP07-721	Portage	6.0	77.0	83.0	3.72
and	Portage	1.0	89.0	90.0	100.0
NP07-731	Portage	5.1	78.0	83.1	4.98
NP07-734	Portage	7.4	95.2	102.6	10.18

        The focus of exploration in 2008 will be to extend the Portage and Goose Island zones to the south, the Cannu zone to the north and the Goose South zone at depth. Exploration expenditure of $10 million is planned on these zones for 2008. The Vault deposit, approximately seven kilometres to the north will also be tested. Additionally, surface regional programs will be executed to follow up recently identified gold and base metal showings on the property.

Geology and Mineralization

        Meadowbank comprises a series of Archean-aged gold deposits hosted within polydeformed rocks of the Woodburn Lake Group, part of a series of Archean supracrustal assemblages forming the Western Churchill supergroup in northern Canada. Three of the four known gold deposits are currently planned to be mined. The

Goose Island and Portage deposits are hosted by highly deformed magnetite rich iron formation rocks while intermediate volcanic rock assemblages host the majority of the mineralization at the more northerly Vault deposit. In all deposits, gold mineralization is commonly associated with intense quartz flooding, and the presence of iron sulphide minerals (pyrite and/or pyrrhotite). Arsenopyrite is typically absent.

        Defined over a 1.85 kilometre strike length and across lateral extents ranging from 100 metres to 230 metres, the geometry of the Portage gold deposit consists of a north north-west striking recumbent fold with limbs that extend to the west. The mineralization in the lower limb of the fold is typically six to eight metres in true thickness, reaching up to 20 metres in the hinge area.

        The Goose Island deposit is similar in setting to the Portage deposit, but exhibits different geometry, with a north north-south trend and a steep westerly dip. Mineralized zones typically occur as a single unit near surface, splaying into several limbs at depth. The deposit is currently defined over a 750 metre strike length and down to 500 metres at depth (mainly in the southern end); with true thicknesses of ten metres to 12 metres (reaching up to 20 metres locally).

        The Vault Deposit is a planar and shallow dipping with a defined strike of 1,100 metres. It remains open down-dip to the northeast; but has been defined for at least 700 metres, down dip. The deposit has been disturbed by two sets of normal faults striking east-west and north-south and dipping moderately to the southeast and steeply to the east respectively. The main lens has an average true thickness (based on one gram per tonne shell) of eight metres to 12 metres, reaching as high as 18 metres locally. The hanging wall lenses are typically three metres to five metres, and up to seven metres, in true thickness.

Mining and Metallurgy

        Mining at the Meadowbank mine project will be done by trucks and excavators and has been projected over an eight plus year mine life. Ore will be extracted conventionally using drilling and blasting with truck haulage to a primary gyratory crusher located adjacent to the mill. Waste rock will be hauled to one of two waste storage areas on the property or used for dyke construction, fill material or dumped into selective areas of the open pits that have previously been mined out. Mining will initially be concentrated in the Portage pit area. Waste material from the pre-stripping will be used as bulk construction materials for dykes, as well as for construction fill material around the site.

        During pre-production, ore grade material will be stockpiled close to the primary crusher. During year one, all of the ore material is scheduled to come from the Portage pit. Waste material will be used to complete the construction of the Goose Island dykes, with the remaining waste hauled to the primary dump north of the Second Portage Lake.

        With the completion of the Goose Island dyke, the Goose Island pit will be brought into production and will augment the ore flow from the Portage pit. The Company anticipates that these two pits will operate concurrently for a period of four years, from years two through five. Waste stripping is scheduled to commence in the Vault pit in year four, with the start of ore mining anticipated year four as the Goose pit comes to a close. During the last two and half years of the project life, mining will be exclusively from the Vault pit.

        Equipment at the site for the project includes blasthole drills, mass excavators, hydrolic shovels, front end loaders, haulage trucks, tracked dozers and graders.

        The recovery of gold from ore within the Portage, Goose and Vault open pit designs is based on detailed metallurgical test work of the materials from the Meadowbank mine project over the course of three years. The sampling of the deposits was extensive and test work was completed using only drill core from ore zones which fall within the proposed mining plan. The sample materials were selected by qualified persons, and the materials best represent geological materials planned to be mined. The metallurgical test program was completed in 2003 and 2004, with gold recovery studies by SGS Lakefield Research Ltd.

        The process design is based on a conventional gold plant flowsheet consisting of primary gyratory crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a carbon-in-pulp ("CIP") circuit. The mill will be designed to operate 365 days per year with a design capacity of 3.1 million tonnes of ore per year

(8,500 tonnes per day). The overall gold recovery is projected to be approximately 93.2%, based on projections from metallurgical test work, with about 40% typically recovered in the gravity circuit.

        The crushed ore is fed to a coarse ore stockpile and then reclaimed to a SAG mill operating in closed circuit with a pebble crusher. The SAG mill operates together with a ball mill to reduce the ore to about 80% passing 60-90 microns, depending on the ore type and its hardness. The ball mill operates in closed circuit with cyclones. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate will be leached in an intensive cyanide leach-direct electrowinning recovery process.

        The cyclone overflow is thickened prior to pre-aeration with air and leaching in agitated tanks. The leached slurry is directed to a six-tank CIP system for gold recovery. Gold in solution from the leaching circuit is recovered on carbon and subsequently stripped and then recovered from the strip solution by electrowinning, followed by smelting and the production of a dore bar.

        The CIP tailings will be treated for the destruction of cyanide using the standard sulphur-dioxide-air process. The detoxified tailings will be pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize the water requirements for the project.

        Current facilities on the Meadowbank mine project consist of the original Cumberland exploration camp with capacity for 65 employees. During 2007, most of the work was on the 110 kilometre all-weather road between Baker Lake and the Meadowbank mine project site. Construction of the road has essentially been completed with 1.5 kilometres remaining to be completed. Transport of material on to the site started in December 2007 using a temporary ice road for the last 8.0 kilometres. Currently, construction of the permanent 350 person camp is nearing completion.

        A total of $173 million has been budgeted to be spent at the Meadowbank mine project in 2008, including over $56 million on process plant construction and process equipment and $42 million on mining preproduction and the mining fleet. Approximately 25% of the mining equipment has already been delivered to Baker Lake. Mining preproduction will include the rock work associated with the construction of the perimeter dykes around the Portage open pit. In addition, $18 million has been budgeted for power plant construction and $13 million for site infrastructure including the camp, service facilities and fuel storage.

        The mine is expected to start production in early 2010. Current estimated capital costs of construction of the Meadowbank mine project are approximately $390 million, of which a total of $160 million had been incurred by the end of 2007 and $173 million are expected to be incurred in 2008.

Pinos Altos Mine Project

        The Pinos Altos mine project is located on an 11,000 hectare property in the Sierra Madre gold belt, 285 kilometres west of the city of Chihuahua in the State of Chihuahua in northern Mexico. At December 31, 2007, the Pinos Altos mine project was estimated to contain probable mineral reserves of 2.5 million ounces of gold and 73.1 million ounces of silver comprised of 24.7 million tonnes of ore grading 3.21 grams of gold per tonne and 92.21 grams of silver per tonne. The Pinos Altos property is made up of three blocks, the Parrena Concessions (19 concessions, 6,041.1 hectares), the Madrono Concessions (17 concessions, 873.3 hectares) and the Pinos Altos Concession (one concession, 4,192.2 hectares).

        The Madrono Concessions (which cover approximately 74% of the current mineral resource) are subject to a net smelter royalty of 3.5% payable to Minerales El Madrono S.A. de C.V. ("Madrono"). The Pinos Altos Concession (which covers approximately 26% of the current mineral resource) is subject to a 2.5% net smelter return royalty payable to the Consejo de Recursos Minerales, a Mexican Federal Government agency; after 20 years, this portion of the property will also be subject to a 3.5% net smelter return royalty payable to Madrono. In 2007, advance payments of $0.14 million were paid to Madrono. The assets comprising the Pinos Altos mine project acquired by the Company are an assignment of rights under contracts to explore and exploit the Madrono Concessions and the Pinos Altos Concession, the right to use up to 400 hectares of land owned by Madrono for mining installations for a period of 20 years after formal mining operations have been initiated, sole ownership of the Parrena Concessions, possession rights under Mexican law to a 13.3 hectare parcel of land and rights to an environmental impact statement authorization issued by Mexican environmental authorities.

Water requirements for the Pinos Altos mine project will be obtained from ground water sources intercepted by the mine workings.

        The Pinos Altos property is characterized by moderate to rough terrain with mixed forest (pine and oak) and altitude that varies from 1,770 metres to 2,490 metres above sea level. The climate is sub-humid, with about two-thirds of its average annual precipitation of approximately one metre occurring during the period from June through September. The average annual temperature is 18.3 degrees Celsius. The minimum monthly average temperature is 11.4 degrees Celsius in January and the maximum monthly average temperature is 25.5 degrees Celsius in June. Exploration and mining work can be carried out year round. The Pinos Altos mine project is located in an important mining area of northern Mexico and the Company anticipates skilled workers may be recruited from the local area and from the larger centers located near the region. The property is directly accessible by paved highway and within 10 kilometres of an extension of the state power grid.

        Over 90% of the Pinos Altos mine project's mineral resource is located in the Santo Nino vein, along a regional fault zone that holds a number of other known deposits in the area. This Santo Nino vein zone has thicknesses of up to 40 metres over a length of 2.5 kilometres and a vertical extent that can reach 600 metres or more. It remains open to the west and at depth. Penoles', the previous owner of the project, work also included metallurgical testing and initial work on the permitting for a potential mining operation.

        During 2006, the Company embarked upon a program to acquire surface rights, in addition to the underlying mineral rights which are already held by the Company, for approximately 7,215 hectares of land surrounding the Pinos Altos mine project.

        As at the end of 2006, the Company had successfully concluded negotiations with communal land owners (ejidos) and others for the purchase of 5,745 hectares of land as follows:

Ejido Jesus del Monte	800 hectares
Ejido Gasachi	1,450 hectares
Ejido Basacheachi	1,250 hectares
Ejido Yepachi	1,480 hectares
Anexo El Portrero	765 hectares

        In addition to the land purchases listed above, a temporary occupation agreement with a 30-year term was successfully negotiated with ejido Jesus del Monte in 2006 for an additional 1,470 hectares of land. Activity during 2007 was limited to the completion of agreed phased payments for the purchases referred to above. The acquisition of surface rights for the prospective lands within the district surrounding the Pinos Altos project will facilitate future exploration activity and any potential future mining development in these areas. The Company believes its land position is sufficient for construction of tailings facilities.

        In August 2007, on the basis of an independently reviewed feasibility study, the Company approved construction of a mine at Pinos Altos. Annual gold production is expected to average 190,000 ounces of gold at total cash costs of $210 per ounce, with initial gold production occurring in the third quarter of 2009. The life of mine plan for Pinos Altos is based on a gold price of $566 per ounce and exchange rate of C$1.15 for each $1.00 and anticipates sustaining capital expenditures of approximately $5 million per year. Estimated capital costs of construction of the Pinos Altos mine project are $230 million, of which $126 million are expected to be incurred in 2008.

        In August 2007, the project received the necessary permit authorizations for construction and operation of a mine at Pinos Altos, including the Cambio de Uso de Suelo and Manifesto de los Impactos Ambientales approvals from the Mexican environmental agency ("SEMARNAT"). As of the end of 2007, the project was operating under these permits, and minor modifications to allow for future expansion of facilities were under review by SEMARNAT.

        Initial development of the underground mine was underway by December 2007, including more than 1,000 meters of lateral development. Purchase orders for the ball mill and SAG mill and mining equipment had been placed as at the end of 2007 and basic engineering for the project was nearly complete. During 2008, the major project activity is expected to include the detailed engineering, procurement, further pre-production development of the underground mine, pre-production development of the surface mine, and civil and structural works related to the project and commencement of earthworks and construction of surface facilities.

Location Map of Pinos Altos Mine Project

Geology

        The Pinos Altos mine project is in the north part of the Sierra Madre geologic province. The stratigraphic column for the region and project is as follows:

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

        Rhyolite and andesite dykes are emplaced along faults that cut the above series. There is a classic exposure of a rhyolite dome in the northwest edge of the Pinos Altos mine project. Future study may show a genetic relationship of the rhyolite dome to mineralization in the district. Structure in the Pinos Altos mine project is dominated by a ten kilometre by three kilometre horst, a fault-uplifted block structure, oriented west-northwest that is bounded on the south by the Santo Nino fault dipping south and on the north by the Reyna de Plata fault dipping north. Quartz-gold vein deposits are emplaced along these faults and along transfer faults that splay northwest from the Santo Nino fault.

        The Pinos Altos property is host to volcanic rocks belonging to both the Upper volcanic supergroup and the Lower volcanic complex. The drilling undertaken by the Company in 2005 intersected units belonging to the Upper volcanics. Units not seen in drill holes were briefly visited on outcrops.

  •
  The Lower volcanic complex is represented on the property by the Navosaigame conglomerates and the El Madrono volcanics. These units represent episodes of erosion and andesite dominated volcanism. The Navosaigame conglomerate is made up of thinly bedded sandstone intercalated with siltstones and conglomerates. Clasts consist of andesite, limestone, granitoids and quartzofeldspathic gneisses. Some sandstone horizons also contain pumice fragments. The El Madrono volcanics consist of felsic tuffs and lavas intercalated with rhyolitic tuffs and sandy volcanoclastic and sediments. The andesitic tuffs are greenish grey. Feldspar and biotite phenocrysts are common as are lithic andesite and pumice fragments. The andesitic flows consist of intercalated horizons of agglomerates and massive porphyritic layers. Plagioclase and ferromagnesian oxides occur as phenocrysts in a light green aphanitic matrix. Intercalated within these flows are at least two rhyolitic tuff horizons, which can reach up to 50 metres in thickness. Theses horizons are commonly argillite altered and weakly oxidized. Thinly laminated medium to coarse grained sandstone horizons of less than 10 metres in thickness are also noted.

  •
  The Upper volcanic supergroup discordantly overlies rocks of the Lower volcanic sequence. The Upper volcanic group is made up of the Victoria ignimbrites, the Frijolar andesites, and the Buenavista ignimbrites. Intermediate and felsic dykes as well as rhyolitic domes intrude all of these units. Lacustrine deposits are also locally recognized. The Victoria ignimbrites represent an explosive felsic volcanic event. Layers within this unit present numerous textural, compositional, and colour variations. Rocks within this unit include vitrocyrtalline and lithic tuffs of rhyolitic to dacitic composition, aphanitic vitric tuffs, pyroclastic lithic tuffs ranging up to lapilli tuffs with fragments of variable composition, and volcanic breccias. The Frijolar andesite are massive to flow banded, porphyritic, consisting of 70% plagioclase and hornblend phenocrysts in a brownish to purple aphanitic groundmass locally hosting pyrite and hematite. The Buenavista ignimbrite consists of a series of dacitic to rhyolitic pyroclastics. This unit was intersected in all of the Agnico-Eagle drill holes. From top to bottom, the layers encountered are: (1) Basaltic flows (blackish coloured, aphanitic and amygdaloidal), (2) Dacitic flows (purple to maroon in colour and for the most part aphanitic), (3) Lapilli and sandy tuffs, (4) Vitrocrystalline lithic welded tuffs (beige to pinkish beige colour, with quartz, feldspar and biotite phenocrysts and 10 to 25% lithic and pumice fragments), and (5) Rhyodacitic vitrocrystalline tuffs (beige to purple in colour, with quartz, feldspar, plagioclase and biotite phenocrysts). For the most part, massive breccias with fragments of equal composition as the matrix are developed near the base of the unit.

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

  2)
  North to northeast ("NNE"), pre- and post-mineralization;

  3)
  North to north-northwest pre- and post-mineralization, low angle fault, seen only at the Carola fault; and

  4)
  North to north-northwest post-mineralization, basin and range type structures.

        The mineralization is controlled by the WNW and the NNE system. The Santo Nino and Reyna de Plata faults represent the WNW system. These faults run sub-parallel to each other and can be traced for up to seven kilometres. The principal gold occurrences on the property are hosted by the Santo Nino fault zone. Numerous episodes of movements are interpreted, including a pre-mineralization sinistral to normal movement during a north-northwest to south-southeast extension period and a post-mineralization dextral movement during a northeast to east-northeast extensional period. The north to northeast faults were also important to the emplacement of gold on the property. It is at the intersection of two structures, the Victoria and the El Comedero faults with the Santo Nino fault zone, that are respectively located in the Santo Nino and the Oberon de Weber ore shoots.

Deposit Type and Mineralization

        Gold and silver mineralization at the Pinos Altos mine project consists of low sulphidation epithermal type hydrothermal veins and breccias. The Santo Nino structure outcrops over a distance of roughly six kilometres. It strikes at 060 degrees azimuth on its eastern portion and turns to strike roughly 090 degrees azimuth on its western fringe. The structure dips at 70 degrees towards the south. The four mineralized sectors hosted by the Santo Nino structure consist of discontinuous quartz rich lenses named from east to west: El Apache, Oberon de Weber, Santo Nino, and Cerro Colorado. All four mineralized sectors share a similar multi-episodic history. From oldest to most recent:

  1)
  Intrusion of Santo Nino andesite dykes within the Santo Nino fault zone.

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

  5)
  A late breccia event consisting of grey to yellowish green quartz with local amethyst. This quartz cements fragments of all units described above. Grey to blackish grey calcite is also associated to this event.

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

        The Santo Nino lens is the most vertically extensive of these lenses. It has been traced to a depth of approximately 750 metres below surface. The vein is followed on surface over a distance of 550 metres and discontinuously up to 650 metres. Beyond its western and eastern extents, the Santo Nino andesite is massive and only weakly altered. Gold grades found are systematically associated with green quartz brecciated andestite.

        The Cerro Colorado lens is structurally more complex than the three described above. Near the surface, it is marked by a complex superposition of brittle faults with mineralized zones which are difficult to correlate from hole to hole. Its relation to the Santo Nino fault zone is not clearly defined. Two deeper holes done by Agnico-Eagle during this campaign suggest better grade continuity at depth.

        The San Eligio zone is located approximately 250 metres north of Santo Nino. The host rock is brecciated Victoria Ignimbrite with, rarely, stockworks. There is no andesite in this sector. Unlike the other lenses, the San Eligio lens dips towards the north. The lateral extent seems to be continuous at 850 metres depth. Its average width is five metres and never exceeds 15 metres. Surface mapping and prospecting has suggested good potential for additional mineralization on strike and at depths below 150 metres. Visible gold has been seen in the drill core.

Mineralogy

        The minerals present are indicative of an oxidized, epithermal, low sulphidation (and likely low sulphide) precious metals vein system rich in silver. The temperature of formation is thought to have been below 300 degrees Celsius, as no selenium minerals have been found to date. The presence of kaolinite and dickite are indicative of an acidic environment. The presence of hematite crystals in the center of acanthite indicates that the deposit was probably formed under oxidative conditions.

        One sample from the hole PA-05-03 was submitted for a petrographic description. Ore minerals observed under the petrographic microscope were native silver, acanthite and native gold. The gangue included quartz, kaolinite, hematite and minor apatite and chrysocolla. Acanthite forms fill between quartz grains and crystals. Silver occurs as replacement rims on the acanthite. Gold occurs as small, sub-millimetre grains either as floaters in quartz matrix or rarely associated directly with silver minerals. Hematite and chrysocolla form by oxide replacement of early sulphide phases, hematite from pyrite and chrysocolla, presumably from stromeyerite or chalcopyrite.

Exploration Program

        Based on the positive drilling results and growing precious metals resources, in 2007 the Company accelerated its work on the property and initiated a $23 million exploration program. The objectives of the exploration program included: converting resources to reserves, expanding the resource by drilling in under-explored sectors along the strike and at depth, completing the feasibility study and developing an underground ramp to provide a deeper drilling platform and to expose the mineralization sampling. In 2007, 84 holes were drilled on the property for a total length of 38,191 metres. And at the end of 2007, five drills are operating on the property, focused largely on resource conversion at relatively shallow depths (less than 300 metres generally). The program has confirmed the open pit and the underground potential of both the Santo Nino and Oberon de Weber structures. The work to date has also confirmed that the Santo Nino and Cerro Colorado structures remain open along strike and at depth.

        The exploration works focused on three known ore shoots, the Santo Nino, Oberon de Weber and Cerro Colorado Structures. The total strike length of the known mineralization is approximately eight kilometres. A summary of the best results from the recent drilling on the main Santo Nino zone is set out in the following table. These results have increased confidence that the overall gold and silver resource around Cerro Colorado and Santo Nino is likely to grow. One of the most significant results was in the hole PA-05-81 that returned 5.8 grams of gold per tonne and 42.0 grams of silver per tonne over 2.5 metres at a depth of approximately 625 metres. This hole is approximately midway between the Santo Nino and Cerro Colorado zones. This intersection suggests that these two zones may join at depth. Also significant are the intersections returned in hole PA-06-83 (16.2 grams of gold per tonne and 116.0 grams of silver per tonne over 3.2 metres) that confirms the depth potential along the steep east plunge of Santo Nino, and also in hole PA-06-111 (6.3 grams of gold per tonne and 105.0 grams of silver per tonne over 39.0 metres) that supports the open pit potential of Santo Nino.

        Some of the most notable drill holes encountered in 2007 are set out below:

Pinos Altos

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 41 g/t)	Silver (g/t) (Cut 1500 g/t)	Horizontal Width
Drill Hole		From:	To:
PA-06-113	7.3	282.2	290.2	5.83	196.6	7.9
PA-06-117	28.4	220.0	250.2	2.31	95.0	30.6
PA-06-122	52.3	244.5	311.0	2.91	103.0	56.4
PA-06-127	37.7	223.5	275.0	4.45	155.3	40.7
PA-06-132	0.6	17.3	33.5	6.79	102.9	0.0
PA-06-134	26.0	31.0	62.0	3.24	81.1	28.0
PA-06-146	37.6	586.7	629.0	4.47	129.2	40.6
PA-06-146	13.9	607.4	623.0	9.05	144.8	15.0
PA-06-147	40.0	457.3	501.9	6.15	138.0	43.1
PA-06-147	14.3	463.0	479.0	11.74	212.5	15.5
PA-06-147	11.6	488.9	501.9	5.91	176.5	12.6
PA-06-149	7.7	306.1	315.0	15.48	411.1	8.3
PA-06-151	20.8	293.9	317.6	3.70	162.6	22.5
PA-07-175	7.1	570.0	580.0	5.47	68.9	7.7

        Exploration and resource conversion diamond drilling will now be focused at depths below 300 metres along the Santo Nino and Cerro Colorado zones and also along the San Eligio gold structure. San Eligio is located approximately 250 metres north of Santo Nino, where surface mapping and prospecting has suggested good potential for additional mineralization on strike and at depths below 150 metres. Assays from the initial round of drilling are expected to be completed shortly. Visual inspection of the drill core resulted in sightings of visible gold. The mineralization is very similar to that of Santo Nino geologically.

Creston/Mascota

        A recent discovery was made in the Creston/Mascota area in the northwest quadrant of the Pinos Altos property, approximately seven kilometres from the main Santo Nino deposit. In the fall of 2006, surface mapping, sampling and trenching identified gold associated with at least two, shallowly-dipping zones of brecciated quartz vein and quartz stock work near surface. The mineralization of the two zones, Mascota and Creston-Colorado is similar to Santo Nino except in their orientation (generally north-south with a shallow west dip).

        A north-south oriented almost vertical fault appears to separate the Creston Colorado and the Mascota zones. Drilling began in December 2006 and two drills are currently operating at the Creston Colorado zone.

        The gold mineralization in this zone is now known to be approximately 900 metres long (north-south) with widths ranging between 50 metres and 200 metres (east-west) and thicknesses ranging between 10 metres and 60 metres. Some of the most notable drill holes encountered in 2006-2007 are set out in the table below. An inferred resource was estimated at the end of 2007 to be 7.7 million tonnes grading 1.4 grams per tonne gold and 16.2 grams per tonne silver.

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 41 g/t)	Silver (g/t) (Cut 1500 g/t)	Vertical Thickness (m)
Drill Hole		From:	To:
CM-06-001	10.9	0.0	11.0	2.43	57.8	14.2
CM-07-010	18.4	5.5	24.0	2.14	7.8	24.1
CM-07-010A	10.0	0.0	10.0	5.14	21.9	13.0
CM-07-010B	14.2	0.0	18.7	3.38	22.5	18.5
CM-07-011	39.0	15.6	54.9	2.33	15.0	50.9
CM-07-012	64.4	38.2	103.5	3.81	35.7	84.0
CM-07-031	66.7	61.5	128.5	1.92	25.4	87.1
CM-07-033	48.6	70.0	119.0	3.48	17.6	63.5
CM-07-034	28.5	162.7	191.3	1.67	12.0	37.2

Future Work

        The 2008 work program will include building an exploration ramp which will be developed on the footwall of Santo Nino and Cerro Colorado to permit additional drilling at depth in the area of the Cerro Colorado and Santo Nino structures where there are suggestions that the two structures may join at depth. The main objectives of the program will be to convert the present inferred resource estimates along Cerro Colorado, San Eligio and El Apache and along the depth extension of the Santo Nino Zones, and test the potential target around the Pinos Altos area. A program of geotechnical drilling was also started in December 2006, in order to collect some technical data to design the future open pits. Exploration in 2008 at Creston/Mascota will test the zones further north for one kilometre and to the west. A scoping study will be initiated to evaluate the potential of the Creston/Mascota zone. Budgeted exploration expenditure for 2008 at the Pinos Altos mine project is $10.3 million.

        Construction at the Pinos Altos mine project will include the development of underground and open pit mines, installation of shops, warehouses, and other surface facilities; and installation of a process plant capable of processing approximately 1.5 million tonnes of ore per year. The surface mine will use traditional open pit mining techniques with bench heights of seven meters. The underground mine will utilize the long hole sublevel stoping method. The process plant will utilize single stage crushing followed by a conventional SAG/ball mill circuit with gravity separation. Ore will be ground to 80% passing 75 microns followed by cyanide leaching, counter-current decantation and Merrill Crowe recovery. Tailings will be detoxified and used for paste backfill in the underground mine or deposited as dry tailings in an engineered impoundment area.

        Agnico-Eagle has opened a regional office in Chihuahua to develop and construct the Pinos Altos mine, to carry out further exploration at and around Pinos Altos, and to evaluate other opportunities in Mexico. Environmental reviews have been completed and applications for all major construction and applications for operating permits have been submitted to, or received from, the appropriate Mexican review agencies.

        Agnico-Eagle has also engaged the local communities in the project area to ensure that the project provides long-term benefits to the residents living and working in the region. The Company received distinction as an "Empresa Socialmente Responsable 2008" (socially responsible company) by the Mexican non-governmental agency CEMEFI for these efforts in the community.

Exploration Activities

        Agnico-Eagle continued to actively explore in Quebec, Ontario, Nunavut, Newfoundland, Nevada, Finland and Chihuahua, Mexico. At the end of December 2007, the land holdings of Agnico-Eagle in Canada consisted of 80 projects comprised of 2,928 mineral titles (claims, mining leases, etc.) covering an aggregate of 125,398 hectares. Land holdings in the United States consisted of seven properties covering 14,911 hectares. Land holdings in Finland consisted of two properties covering an aggregate of 9,360 hectares and 27 reservations covering 24,012 hectares. In Mexico, the holdings consisted of one property covering a total of 26,477 hectares and the Pinos Altos property, which covers 11,107 hectares. During 2007, the Company's Canadian exploration activities were focused on the CLL Fault Zone between the Bousquet and Lapa areas in the Abitibi region of Quebec. The Company is conducting exploration activities in other parts of the Abitibi region, in Ontario and in Newfoundland and Labrador. The Company also has exploration property in northwestern Ontario. In Nevada, exploration activities during 2007 were concentrated on the Cortez-Battle Mountain trend and northeastern region of the State. With the acquisitions of the Pinos Altos and Kittila mine projects in Mexico and Finland, respectively, the Company began an aggressive exploration program at Pinos Altos in 2007 both within the Pinos Altos mine project area and also in the Creston/Mascota area in the northwest sector of the property. In Finland, exploration including diamond drilling continued along the Surrikuusikko Trend both to the north and south of the Kittila mining lease.

Mineral Reserve and Mineral Resource

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

  This section uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

  This section uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

        The information set forth below with respect to the mineral reserves at the LaRonde Mine (which includes mineral reserves at the LaRonde Mine extension), the Lapa, Goldex, Meadowbank, Kittila and Pinos Altos mine projects, and the Bousquet and Ellison properties has been prepared by the qualified people set out below in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("National Instrument 43-101"). The Company's Vice President, Project Development, Marc Legault, P.Eng, a "qualified person" under National Instrument 43-101, has supervised the preparation of and verified the information that forms the basis for the scientific and technical information in this Form 20-F. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

Property	Qualified person responsible for mineral reserve estimates
LaRonde Mine	Francois Blanchet, Ing., Superintendent of Geology, LaRonde Mine
Goldex	Dyane Duquette, P. Geo., Assistant Superintendent, Technical Services, Goldex mine project
Lapa	Normand Bédard, P. Geo., Geology Superintendent, Lapa mine project
Meadowbank	Daniel Doucet, Ing., Principal Engineer, Technical Services Group
Kittila	Marc Legault, P. Eng., Vice President, Project Development
Pinos Altos	Daniel Douchet, Ing., Principal Engineer, Technical Services Group
Bousquet and Ellison	Francois Blanchet, Ing., Superintendent of Geology, LaRonde Mine

        The criteria set forth in National Instrument 43-101 for reserve definitions and guidelines for classification of mineral reserve are similar to those used by the SEC Industry Guide No. 7, as interpreted by Staff of the SEC ("Guide 7"). However, the definitions in National Instrument 43-101 differ in certain respects from those under Guide 7. Under Guide 7, among other things, a mineral reserve estimate must have a "final" or "bankable" feasibility study. Guide 7 also requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. In addition to the differences noted above, Guide 7 does not recognize mineral resources. The assumptions used for the mineral reserves and resources estimate reported by the Company in this Form 20-F were based on three-year average prices for the period ending December 31, 2007 of $583 per ounce gold, $10.77 per ounce silver, $1.19 per pound zinc, $2.65 per pound copper and exchange rates of C$1.14 per $1.00, 10.91 Mexican pesos per $1.00 and $1.29 per €1.00. The assumptions for the mineral reserves and resources estimates reported by the Company for the period ending December 31, 2006 were $486 per ounce gold, $8.69 per ounce silver, $0.89 per pound zinc, $1.99 per pound copper and exchange rates of C$1.21 per $1.00, 11.02 Mexican pesos per $1.00 and $1.25 per €1.00. Set out below are the reserve estimates as calculated in accordance with National Instrument 43-101 and Guide 7, respectively (tonnages and contained gold quantities are rounded to the nearest thousand):

	National Instrument 43-101			Industry Guide 7
Property	Tonnes	Grade (g/t)	Contained Gold (oz)	Tonnes	Grade (g/t)	Contained Gold (oz)
Proven Reserve
Goldex	250,000	2.23	18,000	250,000	2.23	18,000
Lapa	3,000	10.63	1,000	3,000	10.63	1,000
LaRonde	4,672,000	2.77	416,000	4,672,000	2.77	416,000
Total Proven Reserve	4,924,000		435,000	4,924,000		435,000
Probable Reserve
Goldex	22,849,000	2.20	1,616,000	22,849,000	2.20	1,616,000
Lapa	3,756,000	8.86	1,070,000	3,756,000	8.86	1,070,000
LaRonde	30,225,000	4.67	4,542,000	30,225,000	4.67	4,542,000
Kittila	18,206,000	5.12	2,996,000	18,206,000	5.12	2,996,000
Meadowbank	29,261,000	3.67	3,453,000	29,261,000	3.67	3,453,000
Pinos Altos	24,657,000	3.21	2,547,000	24,657,000	3.21	2,547,000
Total Probable Reserve	128,952,000		16,224,000	128,952,000		16,224,000
Total Proven and Probable Reserve	133,877,000		16,659,000	133,877,000		16,659,000

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

        In the following tables setting out reserve information about the Company's mineral projects, tonnage information is rounded to the nearest 100,000 tonnes, total contained gold ounces stated do not include equivalent gold ounces for byproduct metals contained in the mineral reserve and the reported metal grades in the estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve and mineral resource figures presented in this Form 20-F are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

LaRonde Mine Mineral Reserve and Resource

	As at December 31,
	2007	2006	2005
Gold
Proven — tonnes	2,800,000	3,400,000	3,800,000
Average grade — gold grams per tonne	3.98	3.91	4.21
Probable — tonnes	25,600,000	25,800,000	26,100,000
Average grade — gold grams per tonne	5.37	5.46	5.45
Zinc
Proven — tonnes	1,900,000	2,400,000	2,900,000
Average grade — gold grams per tonne	1.06	1.15	1.27
Probable — tonnes	4,600,000	4,100,000	3,800,000
Average grade — gold grams per tonne	0.80	0.87	0.82
Total mineral reserve — tonnes	34,900,000	35,600,000	36,700,000
Total contained gold ounces	4,958,000	5,151,000	5,307,000

Notes:

(1)
The proven and probable mineral reserves set forth in the table above are based on net smelter return cut-off value of the ore that varies between C$61.00 per tonne and C$73.00 per tonne depending on the deposit. The Company's historical metallurgical recovery rates at the LaRonde Mine from January 1, 2002 to December 31, 2007 were 91.6% for gold, 85.4% for silver, 79.8% for copper and 83.4% for zinc. For every 10% change in the gold price, there would be an estimated 1% change in proven and probable reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2007, the LaRonde Mine had 5.6 million tonnes of indicated mineral resource grading 2.14 grams of gold per tonne and an inferred mineral resource of 4.7 million tonnes grading 6.26 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the LaRonde Mine by category at December 31, 2007 with those at December 31, 2006.

	Proven	Probable	Total
December 31, 2006	5,779	29,863	35,642
Mined	(2,596)	—	(2,596)
Revision	1,489	362	1,851
December 31, 2007	4,672	30,225	34,897
(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the LaRonde Mine may be found in the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR March 23, 2005.

Lapa Mineral Reserve and Mineral Resource

	December 31, 2007	December 31, 2006
Gold
Proven — tonnes	2,800	—
Average grade — gold grams per tonne	10.65	—
Probable — tonnes	3,800,000	3,900,000
Average grade — gold grams per tonne	8.86	9.08
Total mineral reserve — tonnes	3,800,000	3,900,000
Total contained gold ounces	1,071,000	1,152,000

Notes:

(1)
The 2007 mineral reserve and mineral resource estimate was calculated using metallurgical recoveries of 81.3% recovery and a cut-off grade of 4.8 grams per tonne. For every 10% change in the gold price, there would be an estimated 8% change in probable reserves. For the indicated mineral reserve models, a minimum in situ gold grade cut-off was 4.5 grams per tonne. The cost per tonne estimate for the Lapa mine project is C$84.12.

(2)
In addition to the mineral reserves set out above, at December 31, 2007 the Lapa property contained 0.9 million tonnes of indicated mineral resource grading 4.48 grams of gold per tonne and 0.8 million tonnes of inferred mineral resource grading 8.96 grams of gold per tonne.

(3)
For the 2007 mineral reserve and mineral resource estimate, gold assays were cut to 120 grams per tonne for the Contact, FW and North zones and the other satellite zones that comprise the Lapa deposit (Center and South zones) were cut at 50 grams of gold per tonne.

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Lapa mine project may be found in the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR June 8, 2006.

Goldex Mineral Reserve and Mineral Resource

	December 31, 2007	December 31, 2006
Gold
Proven — tonnes	250,000	100,000
Average grade — gold grams per tonne	2.23	2.25
Probable — tonnes	22,800,000	22,800,000
Average grade — gold grams per tonne	2.20	2.29
Total mineral reserve — tonnes	23,100,000	22,900,000
Total contained gold ounces	1,634,000	1,689,000

Notes:

(1)
The 2007 mineral reserve and mineral resource estimate was calculated using metallurgical recoveries of 93.6%. Mining costs at Goldex were estimated to be C$18.67 per tonne. For a 10% change in the gold price, the Company estimates there would be no change in reserves. The cut-off grade used to evaluate drill intercepts at Goldex was 1.37 grams of gold per tonne over a minimum true thickness of approximately 15 metres.

(2)
The proven mineral reserve at the Goldex mine project is categorized as such as part of the underground development work at Goldex to prepare the project for future mine production during 2006 was within the Goldex Extension Zone probable mineral reserve envelope. Excavated rock from this area was stockpiled on the surface and was assigned to proven mineral reserves (at a grade measured by sampling) and the extracted ore was subtracted from the probable mineral reserves. The proven reserve stockpile also contained a minor amount of sampled rock from excavations through other mineralized zones that was above the Goldex Extension Zone gold grade cut-off (1.37 grams of gold per tonne cut-off as established by the feasibility study).

(3)
As at December 31, 2007, Goldex was estimated to contain 0.3 million tonnes of indicated mineral resource grading 2.75 grams of gold per tonne and 11.9 million tonnes of inferred mineral resource grading 2.35 grams of gold per tonne.

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Goldex mine project may be found in the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with the Canadian securities regulatory authorities on SEDAR October 27, 2005.

Kittila Mineral Reserve and Mineral Resource

	December 31, 2007	December 31, 2006
Gold
Probable — tonnes	18,200,000	16,000,000
Average grade — gold grams per tonne	5.12	5.08
Total mineral reserve — tonnes	18,200,000	16,000,000
Total contained gold ounces	2,996,000	2,616,000

Notes:

(1)
The 2007 mineral reserve and mineral resource estimate was calculated using metallurgical recoveries of 83.5% in the first three years of operation and 87.0% thereafter. Gold cut-off grades used were 2.0 grams per tonne for open pit reserves and 2.4 grams per tonne for underground reserves. High gold values were cut to 50.0 grams per tonne. Open pit dilution was estimated to be 10% while underground dilution was set at 20%. The open pit operating cost is estimated to be €21.58 per tonne while the underground operating cost is estimated to be €33.29 per tonne. For a 10% change in the gold price, the Company estimates that there would be a 1% change in probable mineral reserves.

(2)
Indicated mineral resources were 5.4 million tonnes grading 3.03 grams per tonne. In addition, the Kittila mine project had inferred mineral resources of 10.8 million tonnes of ore grading 3.39 grams per tonne.

(3)
The breakdown of reserves between planned open pit operations and underground operations at the Kittila mine project is (tonnages and contained ounces are rounded to the nearest thousand):

Mining Method	Category	Tonnes	Grade (g/t)	Contained Gold (oz)
Open pit	probable reserve	4,169,000	5.43	727,000
Underground	probable reserve	14,036,000	5.03	2,268,000
Total	probable reserve	18,205,000	5.12	2,996,000
(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Kittila mine project may be found in the Technical Report on the Estimation of Mineral Resource and Reserves on the Surrikuusikko Gold Project, Northern Finland filed with the Canadian securities regulatory authorities on SEDAR March 14, 2006.

Meadowbank Mineral Reserve and Mineral Resource

December 31, 2007
Gold
Probable — tonnes	29,300,000
Average grade — gold grams per tonne	3.67
Total mineral reserve — tonnes	29,300,000
Total contained gold ounces	3,453,000

Notes:

(1)
The 2007 mineral reserve and mineral resource estimate was calculated using metallurgical recoveries of 93.50%. Minimum mining widths used were four metres for open pit. A cut-off of 1.50 grams of gold was used to determine the open pit reserves. A 12% dilution factor was applied for the open pit reserve estimate. The estimated operating cost used from the 2007 mineral reserve estimate was C$27.09 per tonne. For a 10% change in the gold price, the Company estimates that there would be a 2% change in probable mineral reserves.

(2)
Indicated mineral resources were 14.6 million tonnes grading 2.30 grams of gold per tonne. In addition, the Meadowbank mine project property had inferred mineral resources of 3.4 million tonnes of ore grading 3.49 grams of gold.

(3)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Meadowbank mine project may be found in the Technical Report on the Meadowbank Gold Project, Nunavut — Technical Report filed with the Canadian securities regulatory authorities by Cumberland, a predecessor to the Company, on SEDAR March 31, 2005.

Pinos Altos Mineral Reserve and Resource

	December 31, 2007	December 31, 2006
Gold
Probable — tonnes	24,700,000	18,600,000
Average grade — gold grams per tonne	3.21	3.07
Total mineral reserve — tonnes	24,700,000	18,600,000
Total contained gold ounces	2,547,000	1,837,000

Notes:

(1)
The 2007 mineral reserve and mineral resource estimate was calculated using metallurgical recoveries of 96.60%. Minimum mining widths used were either three metres for underground or four metres for open pit. A cut-off that varied between $4.56 and $28.50 per tonne was used to determine the mineral resource for open pit mining and underground mining, respectively. A cut-off that varied between $6.08 and $18.69 per tonne was used to determine heap-leach and milled reserves, respectively, while a cut-off of $38 per tonne was used to determine the underground mining reserve estimate. A 10% dilution was applied for the open pit reserve estimate while a dilution that averaged 13% was applied for the underground reserve estimate. The Company estimates that a 10% change in the gold price would result in no change in mineral reserves.

(2)
In addition to the probable mineral reserve set out above, at December 31, 2007, the Pinos Altos mine project was estimated to contain 73.1 million ounces of silver comprised of 24.7 million tonnes of ore grading 92.21 grams of silver per tonne. Indicated mineral resources were 6.2 million tonnes grading 1.36 grams of gold per tonne and 49.88 grams of silver per tonne. In addition, the Pinos Altos property had inferred mineral resources of 12.2 million tonnes of ore grading 1.44 grams of gold and 24.08 grams of silver per tonne.

(3)
Gold assays were cut to either 15 grams per tonne or 78 grams per tonne, depending on the rock type. Silver assays were either not cut, or cut to 4,580 grams per tonne depending on the rock type.

(4)
The breakdown of reserves between planned open pit operations and underground operations at the Pinos Altos mine project is (tonnages and contained ounces are rounded to the nearest thousand):

Mining Method	Category	Tonnes	Grade (g/t)	Contained Gold (oz)
Open pit	probable reserve	10,493,000	2.98	1,005,000
Underground	probable reserve	14,164,000	3.39	1,542,000
Total	probable reserve	24,657,000	3.21	2,547,000
(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Pinos Altos mine project may be found in the Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, 2007 Technical Report on the Mineral Resources and Reserves filed with the Canadian securities regulatory authorities on SEDAR September 24, 2007.

Legal and Regulatory Proceedings

        On November 4, 2004, the Company was advised that Ontario Securities Commission staff were investigating an officer of the Company for potential insider trading violations. On November 5, 2004, the Company suspended the officer with pay pending the outcome of an internal investigation into the allegations and, on December 7, 2004, the Company terminated the officer.

Risk Mitigation

        Agnico-Eagle mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of efforts to ensure the safety of employees, industrial accidents can occur. In the first quarter of 2008, an accident claimed the life of an employee at the Goldex mine project. Quebec's Commission de la santé et de la sécurité du travail has investigated this accident but has not delivered a report or recommendation to date. The Company's LaRonde Mine is one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

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

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

Revenues from Mining Operations

        In 2007, revenue from mining operations decreased 7% to $432 million from $465 million in 2006. Production and sales of gold and zinc decreased compared to 2006 production and sales levels. The decrease in the production and sales volumes for these metals was partially offset by an increase in gold and silver prices, however, sharp price decreases for zinc and copper led to the overall decrease.

        In 2007, sales of gold and silver accounted for 56% of revenues, up from 47% in 2006 and down from 66% in 2005. The increase in the percentage of revenues from precious metals when compared to 2006 is largely due to the sharp increase in gold prices and sharp decreases in prices of byproduct zinc and copper. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. The table below sets out net revenue, production volumes and sales volumes by metal:

	2007	2006	2005
Revenues from mining operations (thousands):
Gold	$171,537	$159,815	$117,888
Silver	70,028	58,262	41,808
Zinc	156,340	211,871	67,150
Copper	34,300	34,684	14,492

	$432,205	$464,632	$241,338

Production volumes:
Gold (ounces)	230,992	245,826	241,807
Silver (000's ounces)	4,920	4,956	4,831
Zinc (tonnes)	71,577	82,183	76,545
Copper (tonnes)	7,482	7,289	7,378
Sales volumes:
Gold (ounces)	229,316	256,961	262,429
Silver (000's ounces)	5,171	4,739	5,221
Zinc (tonnes)	72,905	81,689	75,722
Copper (tonnes)	7,466	7,302	8,521

        Revenue from gold sales increased $12 million, or 7%, in 2007. Realized gold prices increased 20% in 2007 to $748 per ounce from $622 per ounce in 2006. Silver revenue increased $12 million, or 20%, in 2007. The $12 million increase was due to higher realized silver prices and increased silver sales volume.

        Revenue from zinc sales decreased $56 million, or 26%, in 2007. The decrease in zinc revenue was due to 20% lower realized prices as well as an 11% decrease in sales volume. Revenue from copper sales remained relatively steady when compared to 2006. A decrease of 15% in the realized sales price of copper was offset by a 29% decrease in copper smelting fees.

        Gold production decreased to 230,992 ounces in 2007, down 6% from 245,826 ounces in 2006. The decrease is mainly attributable to the decrease in the gold grade of the ore processed as a result of the Company's decision to mine additional low-grade zinc ore during the year to capitalize on historically high zinc prices during the first half of the year.

        Total fourth quarter revenue decreased in 2007 compared to 2006 mainly due to the significant decrease in zinc revenue resulting from a significant decline in zinc prices during the quarter.

Interest and Sundry Income

        Interest and sundry income consists mainly of interest on cash balances. Interest and sundry income was $25.1 million in 2007 compared to $21.8 million in 2006. The $3.3 million increase in interest income was attributable to the signicantly higher average cash balance held during 2007 compared to 2006.

Gain on Sale of Available-for-sale Securities

        From time to time, the Company takes minority equity positions in other mining and exploration companies. In 2007, the Company liquidated a portion of its portfolio of available-for-sale securities resulting in a gain before taxes of $4.1 million compared to $24.1 million in 2006. The larger gain in 2006 was a result of the Company liquidating a significant portion of its total portfolio.

Production Costs

        In 2007, production costs increased 15% to $166 million from $144 million in 2006. In 2006, production costs increased 13% to $144 million from $127 million in 2005. The table below presents the components of production costs:

	2007	2006	2005
	(thousands)
Definition drilling	$691	$473	$667
Stope development	12,797	12,881	12,499
Mining	30,686	26,369	22,506
Underground services	52,252	44,888	38,236
Milling	43,326	40,518	36,621
Surface services	4,784	4,348	3,198
Administration	12,446	10,957	8,457

Minesite production costs	$156,982	$140,434	$122,184
Accretion expense and reclamation costs	916	826	429
Inventory adjustments	8,206	2,493	5,978
Hedging gains	—	—	(1,226)

Production costs (per Consolidated Statements of Income)	$166,104	$143,753	$127,365

        Minesite production costs increased to $157.0 million from $140.4 million in 2006 primarily as a result of a stronger Canadian dollar and higher costs for fuel, chemical reagents used in the mill, mining labour and steel. Increases in the costs of the inputs have been seen throughout the mining industry. Underground services costs increased due to increased preventative maintenance to underground fixed and mobile equipment, increased ground support expenses associated with mining at depth and higher mining labour costs.

        During 2007, LaRonde processed an average of 7,325 tonnes of ore per day compared to 7,324 tonnes per day recorded during 2006. While the design capacity of the plant is 6,350 tonnes per day, it has now been operating at an average of approximately 7,292 tonnes per day for over three years. Minesite costs per tonne were C$65 in the fourth quarter compared to C$63 in the fourth quarter of 2006. For the full year, the minesite costs per tonne were C$66, as compared with C$62 per tonne recorded for 2006. The fourth quarter increase is largely due to further increases in fuel, reagents, steel and mining labour. The full year increase is attributable to these factors and to the higher cost of processing of the low-grade ore extracted from Bousquet during the second quarter of 2007.

        In 2007, total cash costs per ounce of gold increased to minus $365 from minus $690 in 2006 and $43 in 2005. Total cash costs are comprised of minesite costs reduced by net silver, zinc and copper revenue. Total cash costs per ounce are affected by various factors such as the number of gold ounces produced, operating costs, C$/US$ exchange rates, quantity of byproduct produced and byproduct metal prices. The table below illustrates the variance in total cash costs per ounce attributable to each of these factors. The most significant factor contributing to the increase in total cash costs per ounce in 2007 was lower byproduct revenue which resulted from lower zinc and copper prices.

	2007	2006
Total cash costs per ounce (prior year)	$(690)	$43
Difference in gold production	40	11
Stronger Canadian dollar	49	38
Costs associated with increased fuel, reagent and steel costs	45	60
Byproduct revenue	191	(842)

Total cash costs per ounce (current year)	$(365)	$(690)

        Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions and then dividing by the number of ounces of gold produced. Total cash cost per ounce is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitations inherent in this measure by using it in conjunction with minesite cost per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite cost per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statement of Income and Comprehensive Income for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes of ore processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is affected by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in level of production versus changes in operating performance.

        Both of these non-GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of production costs or cash flow measures prepared in accordance with US GAAP. The tables presented below reconcile total cash costs per ounce and minesite costs per tonne to the production costs presented in the consolidated financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Costs per Ounce to Production Costs

	2007	2006	2005
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$166,104	$143,753	$127,365
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(260,668)	(304,817)	(123,450)
Inventory adjustments(i)	11,528	(7,607)	6,991
Accretion expense and other	(1,264)	(936)	(429)

Cash costs	$(84,300)	$(169,607)	$10,477
Gold production (ounces)	230,992	245,826	241,807

Total cash costs (per ounce)(ii)	$(365)	$(690)	$43

Reconciliation of Minesite Costs per Tonne to Production Costs

	2007	2006	2005
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$166,104	$143,753	$127,365
Adjustments:
Inventory adjustments(iii)	916	2,494	(4,752)
Accretion expense and other	(1,264)	(936)	(429)

Minesite costs ($)	$165,756	$145,311	$122,184

Minesite costs (C$)	$177,735	$164,459	$147,834
Tonnes milled (000's tonnes)	2,673	2,673	2,672

Minesite costs per tonne (C$)(iv)	$66	$62	$55

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2002 to December 31, 2007, the noon buying rate, as certified by the Federal Reserve Bank of New York, fluctuated from a high of $1.6128 to a low of $0.9168. In addition, a significant portion of the Company's expenditures at the Kittila mine project and the Pinos Altos mine project are denominated in Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years.

Loss on Derivative Financial Instruments

        During 2007, the Company recorded a $5.8 million loss on derivative financial instruments. This loss consisted entirely of the mark-to-market loss on a gold derivative purchased by the Company during the first quarter of 2007, prior to the full acquisition of Cumberland Resources to neutralize an existing gold derivative held by Cumberland Resources.

Exploration and Corporate Development Expense

        In 2007, the Company continued its significant exploration and corporate development activities including:

  •
  Significant Canadian grassroots exploration accounting for $5.3 million in exploration expenditures, a significant portion of the $5.3 million of which was spent on exploration activities in the Nunavut area around the Meadowbank mine project acquired by the Company during the year. Positive drill results have been reported both inside and outside of the current open pit and estimated reserves have increased 20% from 2.9 million ounces to 3.5 million ounces.

  •
  Extensive exploration activities continued at the Pinos Altos mine project during 2007 accounting for $6.0 million in exploration expenditures compared to $8.0 million in 2006. These expenditures included exploration on the promising Mascota, Santa Nino and Cerro Colorado gold zones. The high potential of these gold zones has resulted in significant planned exploration activities and budgets for 2008.

  •
  Deep drilling continued throughout the year at the Kittila mine project area and the results are encouraging. Drilling results indicate that the Suurikuusikko main zones continue at depths down to 1000 metres from surface. A major drill program is being carried out in 2008 to further test grades and dimensions of the Suurikuusikko zones at depth. Exploration outside of the Mining License area has focused on testing targets along the Suurikuusikko trend to the north and south of the mining license area with positive results. In addition, drilling at the Oijärvi property returned several new encouraging gold intersections within the Kylmäkoski zone and on other targets in the area. Follow-up drilling will continue in 2008. In January 2008, the Company purchased Troy Resources NL's 50% interest in the Oijärvi property for $0.9 million and Oijärvi is now 100% owned by Agnico-Eagle.

  •
  The Company is currently conducting exploration in proven gold producing areas of Nevada and incurred in exploration expenditures of $5.1 million during 2007, an increase of $1.3 million compared to 2006. The increase is attributable to additional drilling of high grade gold intercepts at the West Pequop project. In addition, there was increased drilling in newly discovered areas containing gold mineralization, which required the purchase of additional claims, leases and road building.

  •
  Agnico-Eagle's corporate development team continued to be active in 2007 evaluating many new properties and possible corporate development opportunities resulting in a $0.2 million increase in corporate development expense compared to 2006.

        The table below illustrates exploration expense by country and corporate development expense:

	2007	2006	2005
	(thousands)
Finland	5,719	9,843	3,174
Mexico	6,047	8,017	4,161
Canada	5,276	6,276	7,963
United States	5,084	3,780	2,893
Corporate development expense	3,381	3,161	1,289

	$25,507	$31,077	$19,480

General and Administrative Expenses

        General and administrative expenses increased to $38.2 million in 2007 from $25.9 million in 2006. A number of factors contributed to this increase including an increased stock option expense of $5.8 million, the increased bonus expenses of $2.3 million reflecting a special one-time "Metals Bonus" given to all employees, increased travel expenses of $1.9 million resulting from the Company's new international scope and increased insurance costs of $1.0 million due to increased property and directors' and officers' insurance premiums.

Provincial and Federal Capital Taxes

        Provincial capital taxes were $3.2 million in 2007 compared to $3.8 million in 2006. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred.

Amortization Expense

        Amortization expense was $27.8 million in 2007 compared to $25.3 million in 2006. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. The amortization base and production units are similar to the prior year. The increase in 2007 is attributable to the additions in sustaining capital at the LaRonde Mine and the commencement of depreciation of newly developed computer systems.

Interest Expense

        In 2007, interest expense increased to $3.3 million from $2.9 million in 2006 and $7.8 million in 2005. The table below shows the components of interest expense.

	2007	2006	2005
	(thousands)
Interest on convertible subordinated debentures	$—	$689	$6,286
Stand-by fees on credit facility	2,289	1,201	1,211
Amortization of credit facility and convertible subordinated debenture financing costs	806	763	1,847
Interest rate derivative payments	—	442	916
Other interest expense	199	132	38
Interest capitalized to construction in progress	—	(325)	(2,485)

	$3,294	$2,902	$7,813

Foreign Currency Translation Loss

        The foreign currency translation loss was $32.3 million in 2007 compared to $2.1 million in 2006. The significant negative effect of exchange rates is attributable to the strengthening of the Canadian dollar and the Swedish krona against the US dollar during 2007. The loss is mainly due to the impact on the foreign currency future tax liabilities partially off-set by the impact on cash balances in Canadian dollars and Euro.

Income and Mining Taxes

        In 2007, the effective accounting income and mining tax expense rate was 12.5% compared to 38.1% in 2006 and an income tax recovery rate of 7.9% in 2005. The Company's effective tax rate was significantly lower in 2007 compared to 2006 because of favourable changes in both federal and Quebec income tax laws enacted in December 2007. In particular, during the fourth quarter of 2007, the Company recognized a $29.8 million reduction in federal deferred taxes resulting from the reduction of the federal tax rate to 15% effective for 2012 onward. The Company also recognized a $7.7 million reduction in Quebec deferred taxes from changes in regulations that now permit the deduction of Quebec mining duties for Quebec income tax purposes retroactive to January 1, 2007.

        Although Agnico-Eagle reported income before income and mining taxes in 2005, tax recoveries were recorded in 2005 due to the utilization of losses carried forward which had previously not been recorded as future tax assets. At the end of 2005, Agnico-Eagle did not have any remaining unrecorded tax assets related to operating loss carryforwards and, as such, recorded income and mining tax in 2006 was much closer to statutory tax rates of 34.6%. The effective income and mining tax rate of 12.5% in 2007 is significantly lower than the statutory tax rate due to the Canadian federal tax rate reduction and the Quebec mining duty relief which represents a combined 39.2% reduction in the effective tax rate.

Liquidity and Capital Resources

        At the end of 2007, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $396.0 million compared to $458.6 million at the end of 2006. In 2007, significant increases in cash were provided by operating and financing activities which were completely offset by investing activities. The investing activities mainly consisted of project capital expenditures for the Meadowbank, Goldex, Kittila, LaRonde Mine extension and Pinos Altos projects. Cash flow provided by operating activities increased to $229.2 million in 2007 from $226.3 million in 2006.

        In 2007, the Company invested $510.9 million of cash in new projects and sustaining capital expenditures. Major expenditures in 2007 included include $169.7 million at Meadowbank, $105.0 million at Goldex, $79.6 million at Kittila, $52.8 million for the LaRonde Mine extension, $33.0 million at Pinos Altos, $29.3 million at Lapa and $33.8 million for sustaining capital at the LaRonde Mine. The remaining capital expenditures to complete all of the Company's projects are expected to be funded by cash provided by operating activities, cash on hand and, if required, drawing from the unsecured credit facility. A significant portion of the Company's cash and cash equivalents and short-term investments are denominated in US dollars. The Company believes that its working capital is sufficient for the Company's present requirements.

        On July 9, 2007, the Company completed its 100% acquisition of Cumberland through a share exchange offer. As of July 9, 2007, a total of 13,768,510 of the Company's shares were issued for the acquisition resulting in an increase of $536.6 million in common shares issued and outstanding. As a result of the acquisition, the Company acquired $84.2 million in cash, net of transaction costs. Prior to the acquisition, the Company purchased a gold derivative for $15.9 million to neutralize an existing gold derivative held by Cumberland. Both derivative positions were extinguished in late June 2007.

        In 2007, the Company declared its 26th consecutive annual dividend. The dividend was $0.18 per share, an increase of $0.06 per share from 2006. During the first quarter of 2007, the Company paid out its 2006 dividend amounting to $13.4 million. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition and capital requirements.

        In 2007, the Company issued shares resulting in $144.1 million in proceeds. This was mainly attributable to the exercise of the Company's warrants in 2007 which resulted in the issuance of 6,877,190 shares for proceeds of $130.6 million.

        The effect of exchange rate changes on cash and cash equivalents during 2007 resulted in increased cash balances of $26.5 million. This positive effect on cash was mainly attributable to the strengthening Canadian dollar as the Company holds significant Canadian dollar cash balances.

        The Company entered into a new credit agreement on January 10, 2008 (the "Facility") with a group of financial institutions providing for a $300 million unsecured revolving bank credit facility to replace its previous secured credit facility. The Facility matures on January 10, 2013, but is extendible in certain circumstances. As at March 14, 2008, there were no amounts of principal or interest outstanding under the Facility; however, outstanding letters of credit issued as security for pension and environmental obligations have decreased the amount available for future drawdowns under the Facility to $280 million.

        Agnico-Eagle's contractual obligations as at December 31, 2007 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(millions)
Letter of credit obligations	6.2	—	—	—	6.2
Reclamation obligations(1)	103.4	2.2	2.2	2.2	96.8
Pension obligations(2)	4.4	0.3	0.6	0.8	2.7
Total	114.0	2.5	2.8	3.0	105.7

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

(3)
The Company's estimated future positive cash flows are expected to be sufficient to satisfy the obligations set out above.

2008 Liquidity and Capital Resources Analysis

        The Company believes that it has sufficient capital resources to satisfy its 2008 mandatory expenditure commitments (including future obligations set out above) and discretionary expenditure commitments. The following table sets out expected future capital requirements and resources for 2008:

Amount (millions)
2008 Mandatory Commitments:
Contractual obligations (from table above)	$114
Dividend payable (declared in 2007)	$26

Total 2008 mandatory expenditure commitments	$140

2008 Discretionary Commitments:
Budgeted capital expenditures	$591

Total 2008 mandatory and discretionary expenditure commitments	$732

2008 Capital Resources:
Cash, cash equivalents and short term investments (at December 31, 2007)	$394
Estimated 2008 operating cash flow (based on 2007)	$229
Working capital (at December 31, 2007) (excluding cash, cash equivalents and short term investments)	$78
Available under bank credit facility	$280

Total 2008 Capital Resources	$981

        The Company believes its capital resources will be sufficient to satisfy all 2008 commitments (mandatory and discretionary). If extremely negative financial circumstances arise in the future, the Company may choose to decrease certain of its discretionary expenditure commitments, which includes its construction projects and future dividends.

Outlook

        The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Preliminary Note — Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

        In May 2006, the Company initiated construction to extend the infrastructure at the LaRonde Mine to access the ore below Level 245, referred to as the LaRonde Mine extension. During 2007, construction of the LaRonde Mine extension proceeded, with production from this part of the LaRonde Mine expected to commence in early 2012. Once commenced, production is estimated to be approximately 340,000 ounces per year at total cash costs per ounce of approximately $150, over an estimated mine life of nine years.

        In June 2006, the Company announced that on the basis of the drilling results and a revised feasibility study, it would accelerate construction of the Lapa mine project, located 11 kilometres east of the LaRonde Mine. The Lapa mine is expected to begin production by mid-year 2009 and to produce an average of 125,000 ounces of gold per year over a seven-year mine life with average total cash costs of $300 per ounce. Lateral development commenced in December 2007. In addition, development of the "Lapa Circuit" at the LaRonde mill, where the Lapa ore will be processed, commenced in December 2007.

        The Goldex mine project is expected to commence production during the second quarter of 2008 and gold production during 2008 is expected to be over 90,000 ounces. Over the anticipated ten year mine life, total cash costs are estimated to be $230 per ounce of gold with average annual gold production of approximately 175,000 ounces.

        On July 9, 2007, the Company completed its 100% acquisition of Cumberland Resources, the developer of the Meadowbank mine project. The Meadowbank mine project is located in Nunavut, Canada, and production is expected to commence in early 2010. A 110 kilometre road to the mine site is now substantially complete. Work completed at the site includes construction of the permanent camp and erection of the fuel tank farm at Baker Lake. The construction of the mill foundation is also underway. At the time of acquisition, the Meadowbank mine project had total gold reserves of approximately 2.9 million ounces. Based on drilling results during the second half of 2007, an additional 600,000 ounces were added to reserves, a 20% increase. Anticipated annual production will be approximately 360,000 ounces with cash costs of $300 per ounce over an estimated nine year mine life.

        The Kittila mine project is scheduled to begin production during the third quarter of 2008 with initial production of 50,000 ounces in 2008. Over the estimated life of the mine, the cash cost per ounce will be approximately $300 with anticipated average annual gold production of 150,000 ounces. To date, significant progress has been made on the mine, tailings pond and the general site. The office complex was completed during mid-year 2007.

        The Pinos Altos mine project, located in the state of Chihuahua in northern Mexico, is expected to begin production by mid-year 2009. The mine is expected to produce an average of 190,000 ounces of gold per year over a 12-year mine life. The total cash cost per ounce over the mine life is expected to be approximately $210 per ounce.

        With the planned startup of Goldex in April 2008 and the planned startup of Kittila in September 2008, the Company believes its growth objective of achieving steady state gold production is attainable. The ultimate gold production objective is to produce 1.3 million ounces per year over the period of 2010 through 2017 with total cash costs per ounce estimated to be approximately $250 per ounce.

        In 2008, the Company expects to diversify its production base with gold production coming from three mines instead of one. The LaRonde Mine is expected to continue to generate strong cash flow as production volumes are expected to remain steady and the Goldex and Kittila mines are expected to be commissioned in the second and third quarters of 2008, respectively. Metal prices will have a large impact on financial results, and although the Company cannot predict the prices that will be realized in 2008, prices in early 2008 have continued to remain strong with gold prices reaching all-time highs of $1,004 per ounce in March of 2008 (up to March 14, 2008).

        The table below sets out actual production for 2007 and estimated production in 2008.

	2008 Estimate	2007 Actual
Gold (ounces)	358,000	230,992
Silver (000's ounces)	4,200	4,920
Zinc (tonnes)	72,000	71,577
Copper (tonnes)	7,400	7,482

        For 2008, the Company is expecting total cash costs per ounce to be $48 per ounce of gold compared to minus $365 achieved in 2007. Due to the large byproduct production, total cash costs per ounce at LaRonde are expected to be minus $189 in 2008. Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions for these metals play an important role in these estimates. Total cash costs per ounce at the Goldex and Kittila mine projects, neither of which have significant byproduct production, are expected to be $230 and $300, respectively. As production costs at the LaRonde Mine and the Goldex mine project are denominated mostly in Canadian dollars, and the production costs at Kittila mine project will be denominated mostly in Euros, the C$/US$ and €/US$ exchange rates can also affect the estimates. The table below sets out the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2008 (production estimates for each metal are shown in the table above) as well as the year-to-date market average closing prices for each variable for the first two months of 2008.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$10.55	$15.71
Zinc (per tonne)	$2,600	$2,389
Copper (per tonne)	$5,630	$7,474
C$/US$ exchange rate	$1.1460	$1.0042
EUR/US$ exchange rate	$1.2880	$1.4743

        The estimated sensitivity of the Company's 2008 estimated total cash costs and 2008 estimated operating costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)	Impact on operating costs ($ millions)
C$/US$	$65	$20.0
Zinc	$48	—
Silver	$13	—
Copper	$12	—
EUR/US$	$6	$0.4

Note:
The sensitivities presented are based on production and price assumptions set out above. Operating costs are not affected by fluctuations in byproduct metal prices. The Company uses derivative strategies to limit the downside risk associated with fluctuating byproduct metal prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital needs. Please see "Item 11. Quantitative and Qualitative Disclosures About Market Risk — Metal Price and Foreign Currency" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk — Derivatives". Please see "— Results of Operations — Production Costs" for a discussion about the use of the non-GAAP financial measure total cash costs per ounce.

        In 2008, Agnico-Eagle expects expenditure of $29 million on grassroots exploration and corporate development comprised mostly of grassroots exploration in Canada, Mexico, Finland and the United States outside of the Company's currently contemplated mining areas. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs.

        General and administrative expenses are not expected to increase materially in 2008. In 2008, provincial capital taxes are expected to be between $2.6 million and $3.0 million as the increased capitalization due to the Cumberland acquisition and warrant exercise is offset by the elimination of capital taxes in some Canadian provincial jurisdictions. Amortization is expected to be approximately $58 million in 2008 due to a higher capital base at LaRonde and the amortization of the new Goldex and Kittila mines as they come into commercial production in the year. Interest expense is expected to increase to between $4.0 and $4.5 million as the Company expects it will draw down its new $300 million, unsecured credit facility to fund capital expenditures in 2008. The Company's effective tax rate is expected to be 35% in 2008 due to recently announced changes in the Canadian federal tax regime. The tax rate is expected to increase from the 12.7% effective rate realized in 2007 primarily due to the fact that the 2007 rate was reduced from statutory rates due to the factors mentioned under the caption "Income and Mining Taxes".

        In 2008, Agnico-Eagle expects to incur approximately $591 million of capital expenditures, which include:

  •
  $90 million in capital expenditures related to construction and development at the Kittila mine project;

  •
  $23 million in capital expenditures related to construction and development at the Goldex mine project;

  •
  $65 million in capital expenditures at the LaRonde Mine which includes sustaining capital expenditures and construction and development of the LaRonde Mine extension;

  •
  $78 million relating to shaft sinking and development at the Lapa mine project;

  •
  $126 million in capital expenditures related to construction and development at the Pinos Altos mine project;

  •
  $173 million in capital expenditures related to construction and development at the Meadowbank mine project; and

  •
  $36 million in capital expenditures related to exploration drilling aimed at extending the current ore zones within the Company's various mining areas.

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Outstanding Securities

        The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 14, 2008 were exercised:

Common shares outstanding at March 14, 2008	143,507,606
Employee stock options	4,857,705

148,365,311

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to trade receivables, inventories, future tax assets and liabilities, mining properties and asset retirement obligations. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

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

        Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 requires the recognition of the effect of uncertain tax positions where it is more likely than not based on technical merits that the position would be sustained. The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The impact of the adoption of FIN 48 was to increase the future income tax liability by $4.5 million.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations, metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

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

Deferred Stripping Costs

        In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine.

        In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption resulted in the decrease of ore stockpile inventory by $5.1 million, net of tax. Adoption of EITF 04-6 had no impact on the Company's cash position or earnings.

Other Accounting Developments

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

        In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which allows entities to voluntary choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value with changes in fair value reported in earnings. The election is made on an instrument-by-instrument basis and is irrevocable. The provisions for FAS 159 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

        In December 2007, the FASB issued FASB Statement No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 160 establishes accounting and reporting standards for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests. Specifically, FAS 160 states where and how to report non-controlling interests in the consolidated statements of financial position and operations, how to account for changes in non-controlling interests and provides disclosure requirements. The provisions of FAS 160 are effective for the Company beginning January 1, 2009. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations and disclosures.

        In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations" ("FAS 141(R)"). FAS 141(R) establishes how an entity accounts for the identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, early adoption is prohibited. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations and disclosures.

        In June 2007, the EITF reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue No. 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classifed nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

Summarized Quarterly Data

Consolidated Financial Data
(thousands of United States dollars, except where noted)

	March 31, 2006		June 30, 2006		September 30, 2006		December 31, 2006		Total 2006
Income and cash flows
LaRonde Mine
Revenues from mining operations		$90,581		$126,872		$108,798		$138,381		$464,632
Production costs		33,187		35,567		36,456		38,543		143,753

Gross profit (exclusive of amortization shown below)		57,394		91,305		72,342		99,838		320,879
Amortization		5,997		6,108		6,119		7,031		25,255

Gross profit		$51,397		$85,197		$66,223		$92,807		$295,624

Net income for the period		$37,190		$37,092		$45,203		$41,852		$161,337
Net income per share — basic		$0.35		$0.32		$0.38		$0.35		$1.40
Net income per share — diluted		$0.34		$0.31		$0.37		$0.34		$1.35
Operating cash flow		$19,711		$48,095		$73,945		$84,501		$226,252
Investing cash flow		$(50,969)		$(5,578)		$(185,498)		$(57,678)		$(299,723)
Financing cash flow		$45,456		$246,449		$2,268		$4,406		$298,579
Weighted average number of common shares outstanding (in thousands)		106,127		114,434		120,386		120,897		115,461
Tonnes of ore milled		661,528		656,902		669,026		685,624		2,673,080
Head grades:
Gold (grams per tonne)		3.30		2.89		3.01		3.31		3.13
Silver (grams per tonne)		77.00		78.20		75.90		75.26		76.58
Zinc		3.79%		4.27%		4.43%		4.06%		4.13%
Copper		0.41%		0.33%		0.39%		0.34%		0.39%
Recovery rates:
Gold		91.91%		91.35%		92.34%		90.51%		91.51%
Silver		86.50%		87.70%		88.30%		87.30%		87.53%
Zinc		86.70%		87.20%		87.70%		88.50%		87.60%
Copper		83.80%		81.10%		81.70%		83.00%		82.40%
Payable production:(1)
Gold (ounces)		64,235		55,966		59,603		66,022		245,826
Silver (thousands of ounces)		1,227		1,247		1,233		1,249		4,956
Zinc (tonnes)		18,462		20,787		22,068		20,866		82,183
Copper (tonnes)		2,053		1,590		1,884		1,762		7,289
Realized prices:
Gold (per ounce)		$611		$687		$600		$594		$622
Silver (per ounce)		$10.83		$13.06		$12.39		$13.38		$12.42
Zinc (per tonne)		$2,640		$3,786		$3,525		$4,640		$3,699
Copper (per tonne)		$5,812		$14,901		$6,843		$6,059		$8,186
Total cash costs (per ounce):
Production costs		$517		$636		$612		$584		$585
Less: Net byproduct revenues		(748)		(1,523)		(1,340)		(1,475)		(1,240)
Inventory adjustments		(8)		(86)		21		33		(31)
Accretion expense and other		(2)		(2)		(2)		(10)		(4)

Total cash costs (per ounce)(2)		$(241)		$(975)		$(709)		$(868)		$(690)

Minesite costs per tonne milled(2)	C$	57	C$	61	C$	63	C$	63	C$	62

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)
Minesite costs per tonne milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

Consolidated Financial Data
(thousands of United States dollars, except where noted)

	March 31, 2007		June 30, 2007		September 30, 2007		December 31, 2007		Total 2007
Income and cash flows
LaRonde Mine
Revenues from mining operations		$100,730		$117,935		$104,812		$108,728		$432,205
Production costs		36,178		42,810		44,936		42,180		166,104

Gross profit (exclusive of amortization shown below)		64,552		75,125		59,876		66,548		266,101
Amortization		6,928		7,094		7,578		6,157		27,757

Gross profit		$57,624		$68,031		$52,298		$60,391		$238,344

Net income for the period		$24,922		$37,809		$11,452		$65,162		$139,345
Net income per share — basic		$0.21		$0.28		$0.08		$0.46		$1.05
Net income per share — diluted		$0.20		$0.27		$0.08		$0.46		$1.04
Operating cash flow		$56,066		$79,832		$49,946		$43,345		$229,189
Investing cash flow		$90,748		$(25,242)		$(213,119)		$(212,570)		$(360,183)
Financing cash flow		$(10,663)		$1,853		$15,361		$124,181		$130,732
Weighted average number of common shares outstanding (in thousands)		121,159		133,788		135,509		140,618		132,768
Tonnes of ore milled		671,484		679,765		667,238		654,976		2,673,463
Head grades:
Gold (grams per tonne)		3.00		2.82		2.85		3.14		2.95
Silver (grams per tonne)		84.40		68.60		75.00		73.50		75.40
Zinc		3.71%		3.44%		3.80%		3.59%		3.63%
Copper		0.39%		0.32%		0.32%		0.40%		0.36%
Recovery rates:
Gold		90.66%		91.54%		91.58%		91.11%		91.21%
Silver		87.40%		87.40%		88.10%		86.70%		87.51%
Zinc		85.30%		87.60%		86.20%		88.20%		86.80%
Copper		84.80%		86.40%		84.90%		88.40%		86.20%
Payable production:(1)
Gold (ounces)		58,588		56,392		55,830		60,182		230,992
Silver (ounces in thousands)		1,397		1,135		1,222		1,166		4,920
Zinc (tonnes)		17,944		17,462		18,609		17,562		71,577
Copper (tonnes)		1,990		1,689		1,647		2,156		7,482
Realized prices:
Gold (per ounce)		$669		$683		$748		$895		$748
Silver (per ounce)		$13.82		$13.28		$12.79		$14.40		$13.63
Zinc (per tonne)		$2,798		$3,950		$2,838		$2,313		$2,941
Copper (per tonne)		$6,090		$7,008		$7,910		$6,134		$6,994
Total cash costs (per ounce):
Production costs		$617		$759		$804		$701		$719
Less: Net byproduct revenues		(1,071)		(1,396)		(1,131)		(850)		(1,082)
Inventory adjustments		(126)		(57)		25		(28)		4
Accretion expense and other		(4)		(5)		(5)		(7)		(6)

Total cash costs (per ounce)(2)		$(584)		$(699)		$(307)		$(184)		$(365)

Minesite costs per tonne milled(2)	C$	64	C$	71	C$	66	C$	65	C$	66

Five Year Financial and Operating Summary

Financial Data
(thousands of United States dollars, except where noted)

	2007		2006		2005		2004		2003
Revenues from mining operations		$432,205		$464,632		$241,338		$188,049		$126,820
Interest, sundry income and gain on available-for-sale securities		29,230		45,915		4,996		655		2,775

		461,435		510,547		246,334		188,704		129,595
Costs and expenses		302,157		249,904		211,055		142,671		147,708

Income (loss) before income taxes		159,278		260,643		35,279		46,033		(18,113)
Income and mining taxes expense (recovery)		19,933		99,306		(1,715)		(1,846)		(358)

Income (loss) before cumulative catch-up adjustment		139,345		161,337		36,994		47,879		(17,755)
Cumulative catch-up adjustment relating to FAS 143		—		—		—		—		(1,743)

Net income (loss)		$139,345		$161,337		$36,994		$47,879		$(19,498)

Net income (loss) per share — basic		$1.05		$1.40		$0.42		$0.56		$(0.23)
Net income (loss) per share — diluted		1.04		1.35		0.42		0.56		(0.23)
Operating cash flow		$229,189		$226,252		$82,980		$49,525		$4,253
Investing cash flow		$(360,183)		$(299,723)		$(66,539)		$(94,832)		$(105,907)
Financing cash flow		$130,732		$298,579		$11,689		$21,173		$5,439
Dividends declared per share		$0.18		$0.12		$0.03		$0.03		$0.03
Capital expenditures		$510,877		$149,185		$70,270		$53,318		$42,038
Average gold price per ounce realized		$748		$622		$449		$418		$368
Average exchange rate — C$ per $	C$	1.0738	C$	1.1344	C$	1.2115	C$	1.3017	C$	1.4011
Weighted average number of common shares outstanding (in thousands)		132,768		115,461		89,030		85,157		83,889
Working capital (including undrawn credit lines)		$751,587		$839,898		$338,490		$266,305		$240,613
Total assets		$2,735,498		$1,521,488		$976,069		$718,164		$637,101
Long-term debt		$—		$—		$131,056		$141,495		$143,750
Shareholders' equity		$2,058,934		$1,252,405		$655,067		$470,226		$400,723
Operating Summary (thousands of United States dollars, except where noted)
LaRonde Mine
Revenues from mining operations		$432,205		$464,632		$241,338		$188,049		$126,820
Production costs		166,104		143,753		127,365		98,168		104,990

Gross profit (exclusive of amortization shown below)		$266,101		$320,879		$113,973		$89,881		$21,830
Amortization		27,757		25,255		26,062		21,763		17,504

Gross profit		$238,344		$295,624		$87,911		$68,118		4,326

Tonnes of ore milled		2,673,463		2,673,080		2,671,811		2,700,650		2,221,337
Gold — grams per tonne		2.95		3.13		3.11		3.41		3.77
Gold production — ounces		230,992		245,826		241,807		271,567		236,653
Silver production — ounces (in thousands)		4,920		4,956		4,831		5,699		3,953
Zinc production — tonnes		71,577		82,183		76,545		75,879		45,513
Copper production — tonnes		7,482		7,289		7,378		10,349		9,131
Total cash costs (per ounce):
Production costs		$719		$585		$527		$362		$390
Less: Net byproduct revenues		(1,082)		(1,240)		(511)		(304)		(173)
Inventory adjustments		4		(31)		29		—		—
El Coco royalty		—		—		—		—		54
Accretion expense and other		(6)		(4)		(2)		(2)		(2)

Total cash costs (per ounce)(1)		$(365)		$(690)		$43		$56		$269

Minesite costs per tonne milled	C$	66	C$	62	C$	55	C$	53	C$	57

Note:

(1)
Minesite costs per tonne milled and total cash costs per ounce is a non-GAAP measure of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

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

        The following is a brief biography of each of Agnico-Eagle's directors and senior officers:

        Dr. Leanne M. Baker, 55, of Mill Valley, California, is an independent director of Agnico-Eagle. Dr. Baker is Managing Director of Investor Resources LLC, consulting to companies in the mining and financial services industries, and is a registered representative with U.S. broker-dealer Puplava Securities, Inc., a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of Reunion Gold Corporation (a mining exploration company traded on the TSX Venture Exchange) and U.S. Gold Corporation and Kimber Resources Inc. (mining exploration companies traded on the American Stock Exchange and the TSX). Dr. Baker is chair of the Company's Compensation Committee and a member of the Company's Audit Committee.

        Douglas R. Beaumont, P.Eng., 75, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice President, Process Technology with SNC Lavalin. Prior to that, he was Executive Vice President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997. Mr. Beaumont is the chair of the Company's Corporate Governance Committee and a member of the Company's Compensation Committee.

        Sean Boyd, CA, 49, of Newmarket, Ontario, is the Vice Chairman and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice Chairman and Chief Executive Officer in December 2005, Mr. Boyd served as President and Chief Executive Officer from 1998 to 2005, Vice President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998 and is a director and member of the Audit Committee of the World Gold Council.

        Bernard Kraft, C.A., 77, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a recently-retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992. Mr. Kraft is also a director of Canadian Shield Resources Inc., (a mining exploration company traded on the TSX Venture Exchange), St. Andrews Goldfields, Limited (a mining exploration company listed on the TSX) and Kaboose Inc. (an online media company listed on the TSX). Mr. Kraft is a member of the Company's Audit Committee and Corporate Governance Committee.

        Mel Leiderman, CA., TEP, ICD.D, 55, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum &

Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). He has been a director of Agnico-Eagle since January 1, 2003. Mr. Leiderman is the chair of the Audit Committee and a member of the Company's Compensation Committee.

        James D. Nasso, ICD.D, 74, of Toronto, Ontario, is Chairman of the Board of Directors and an independent director of Agnico-Eagle. Mr. Nasso, now retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Mr. Nasso is a member of the Company's Audit Committee, Corporate Governance Committee and Health, Safety and Environment Committee.

        Eberhard Scherkus, P.Eng., 56, of Oakville, Ontario, is the President and Chief Operating Officer and a director of Agnico-Eagle. Mr. Scherkus has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Operating Officer in December 2005, Mr. Scherkus served as Executive Vice President and Chief Operating Officer from 1998 to 2005, Vice President, Operations from 1996 to 1998 and as a manager of Agnico-Eagle LaRonde Division from 1986 to 1996. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus was appointed a director of Agnico-Eagle on January 17, 2005. Mr. Scherkus is a member of the Company's Health, Safety and Environment Committee.

        Howard R. Stockford, P.Eng., 66, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Stockford is a retired mining executive and was Executive Vice President of Aur Resources Inc. ("Aur"), a mining company which was traded on the TSX, from 1989 until his retirement at the end of 2004. He was a director of Aur from 1984 until August 2007, when Aur was taken over by Teck Cominco Limited. From 1983 to 1989, Mr. Stockford was Vice President of Aur. Mr. Stockford is a member of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") and has previously served as Chairman of both the Winnipeg and Toronto branches of the CIM and as President of the CIM national body. Mr. Stockford is also a member of the Prospectors and Developers Association of Canada, the Geological Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc.). Mr. Stockford has been a director of Agnico-Eagle since May 6, 2005 and a director of both Nuinsco Resources Limited ("Nuinsco") and Victory Nickel Inc., which was spun off from Nuinsco effective as of February 1, 2007. Mr. Stockford is the chair of the Company's Health, Safety and Environment Committee and a member of the Compensation Committee.

        Pertti Voutilainen, M.Sc., M.Eng., 66, of Espoo, Finland, is an independent director of Agnico-Eagle. Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was Chairman of the board of directors and Chief Executive Officer for Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. During the last five years, Mr. Voutilainen has served as director on the board of directors of each of Metso Oyj (Chairman), Viola Systems Oy (Chairman), Innopoli Oy (Chairman) and Fingrid Oyj. Mr. Voutilainen holds the honorary title of Mining Counsellor (Bergsrad) which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen holds graduate degrees from Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.). He has been a director of Agnico-Eagle since December 13, 2005. Mr. Voutilainen is a member of the Company's Corporate Governance Committee and Health, Safety and Environment Committee.

        Donald G. Allan, 52, of Toronto, Ontario, is Senior Vice President, Corporate Development of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Allan had been Vice President, Corporate Development since May 6, 2002. Prior to that, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B.Comm.). Mr. Allan is also qualified as a Chartered Accountant.

        Alain Blackburn, P.Eng., 51, of Oakville, Ontario, is Senior Vice President, Exploration of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Blackburn had been Vice President, Exploration since October 1, 2002. Prior to that, Mr. Blackburn served as Manager, Corporate Development of

Agnico-Eagle from January 1999 and as Agnico-Eagle's Exploration Manager from September 1996 to January 1999. Mr. Blackburn is a graduate of Universite du Quebec de Chicoutimi (P.Eng.) and Universite du Quebec en Abitibi-Temiscamingue (M.Sc.).

        David Garofalo, C.A., 42, of Richmond Hill, Ontario, is Senior Vice President, Finance and Chief Financial Officer of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Garofalo had been Vice President, Finance and Chief Financial Officer since January 1, 1999, prior to which he served as Treasurer of Agnico-Eagle from June 8, 1998. Prior to joining Agnico-Eagle, Mr. Garofalo served as Treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo also serves as a director of Stornoway, a TSX listed company in which the Company holds a 13.1% interest. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.).

        R. Gregory Laing, BA, LL.B., 49, of Oakville, Ontario, is General Counsel, Senior Vice President, Legal and Corporate Secretary of Agnico-Eagle, a position he has held since December 14, 2006, prior to which, Mr. Laing had been General Counsel, Vice President, Legal and Corporate Secretary since September 19, 2005. Prior to that, he was Vice President, Legal of Goldcorp Inc. (gold mining company) from October 2003 to June 2005 and General Counsel, Vice President, Legal and Corporate Secretary of TVX Gold Inc. (gold mining company) between October 1995 and January 2003. He worked as a corporate securities lawyer for two prominent Toronto law firms prior to that. Mr. Laing is a director of New Gold Inc. (mining company), a TSX and American Stock Exchange listed company, and Andina Minerals Inc. (mining exploration company), a TSX-Venture Exchange listed company.

        Patrice Gilbert, 44, of Oakville, Ontario, is Vice President, Human Resources of Agnico-Eagle, a position that he has held since September 25, 2006. Prior to his appointment, Mr. Gilbert worked for Placer Dome in various senior capacities in Chile, South Africa, the Dominican Republic, Quebec and British Columbia including Director, Human Resources and Sustainability, Placer Dome Dominicana Corporacion (2005-2006) and Vice President, Human Resources and Sustainability, Placer Dome Africa (1999-2005). Mr. Gilbert studied industrial relations at Laval University, Quebec, Canada and Wits University in Johannesburg, South Africa.

        Louise Grondin, Ing., P.Eng. 54, of Amos, Quebec, is the Vice President, Environment of Agnico-Eagle, a position she has held since March 19, 2007. Prior to her appointment as Vice President, Environment, Ms. Grondin was the Company's Regional Environmental Manager and Environmental Manager LaRonde Division. Prior to her employment with Agnico-Eagle, Ms. Grondin worked for Billiton Canada Ltd. as Manager Environment, Human Resources and Safety. Ms. Grondin obtained a B.Sc. from the University of Ottawa and a M.Sc from McGill University.

        Ingmar Haga, 56, of Espoo, Finland, is Vice President, Europe of Agnico-Eagle, a position he has held since September 26, 2006. Prior to his appointment as Vice President, Europe, Mr. Haga was Managing Director — Europe from March 1, 2006. Prior to his employment with Agnico-Eagle, Mr. Haga held various positions with the Outokumpu Group in Finland and Canada. Prior to joining Agnico-Eagle, Mr. Haga was President of Polar Mining Oy, a Finnish subsidiary of Australian based Dragon Mining NL. Mr Haga has an M.Sc. from Xbo Akademi in Finland.

        Tim Haldane, P.Eng., 51, of Sparks, Nevada, is the Vice President, Latin America of Agnico-Eagle, a position he has held since May 2006. Prior to this appointment, he was Vice President, Development for Glamis Gold Inc. where he participated in numerous acquisition and development activities in North America and Central America. Mr. Haldane is a graduate of the Montana School of Mines and Technology (B.S. Metallurgical Engineering) and has 28 years of experience in the precious metals and base metals industries.

        Marc Legault, Ing., P.Eng., 48, of Mississauga, Ontario, is the Vice President, Project Development of Agnico-Eagle, a position he has held since July 2006. Prior to that, Mr. Legault served Agnico-Eagle in various capacities, including Manager, Project Evaluation based in Toronto, Ontario since 2002, Mine Geologist and later Chief Geologist at the Company's LaRonde Mine in Cadillac, Quebec from 1994 to 2002 and Project Geologist at the Company's Exploration Division in Val d'Or, Quebec starting in 1988. Mr. Legault is also a director of Golden Goliath Resources Ltd., a TSX-Venture Exchange listed mineral exploration company (in which Agnico-Eagle holds an interest) with activities principally in northern Mexico. Mr. Legault is a graduate of Queen's University (B.Sc. Honours in geological engineering) and Carleton University (M.Sc. in geology).

        Daniel Racine, Ing., P. Eng., 44, of Oakville, Ontario, is the Vice President, Operations of Agnico-Eagle, a position he has held since July 2006. Prior to his appointment, he served Agnico-Eagle in various capacities for 19 years, including Operations Manager, LaRonde Mine Manager, Underground Superintendent and Mine Captain. Prior to joining Agnico-Eagle, Mr. Racine worked as a mining engineer for several mining companies. Mr. Racine graduated as a mining engineer from Laval University (B.Sc.) in December 1986.

        Jean Robitaille, 45, of Oakville, Ontario, is Vice President, Metallurgy & Marketing of Agnico-Eagle, a position that he has held since January 1, 2006. Prior to his appointment, he served Agnico-Eagle in various capacities for 19 years, most recently as General Manager, Metallurgy & Marketing and as Mill Superintendent and Project Manager for the expansion of the Laronde mill. Prior to joining Agnico-Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a mining graduate of the College de l'Abitibi-Témiscamingue with a specialty in mineral processing.

        David Smith, 44, of Toronto, Ontario, is the Vice President, Investor Relations with Agnico-Eagle. He started work in investor relations at the Company in February 2005. Prior to that, he was a mining analyst at Dominion Bond Rating Service for more than five years. Mr. Smith's professional experience also includes a variety of engineering positions in the mining industry, both in Canada and abroad. He has a B.Sc. and a M.Sc. in Mining Engineering from Queen's University and the University of Arizona, respectively. Mr. Smith is also a professional engineer.

        There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer was selected to serve, nor are there any family relationships between any such persons.

Compensation of Executive Officers

        The executive officers of Agnico-Eagle are:

  •
  Sean Boyd, Vice-Chairman and Chief Executive Officer

  •
  Eberhard Scherkus, President and Chief Operating Officer

  •
  David Garofalo, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Patrice Gilbert, Vice-President, Human Resources

  •
  Louise Grondin, Vice-President, Environment

  •
  Ingmar Haga, Vice-President, Europe

  •
  Tim Haldane, Vice-President, Latin America

  •
  Marc Legault, Vice-President, Project Development

  •
  Daniel Racine, Vice-President, Operations

  •
  Jean Robitaille, Vice-President, Metallurgy and Marketing

  •
  David Smith, Vice-President, Investor Relations

        The following Summary Compensation Table sets out compensation during the three fiscal years ended December 31, 2007 for the Vice-Chairman and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers (collectively the "Named Executive Officers") of Agnico-Eagle measured by base salary and bonus earned during the fiscal year ended December 31, 2007.

Summary Compensation Table — Agnico-Eagle Mines Limited

	Annual Compensation				Long-Term Compensation Award
Name and Principal Position	Year		Salary (C$)	Bonus (C$)(1)	Securities Under Options	All Other Compensation (C$)(2)
Sean Boyd	2007		825,000	1,237,000	100,000	60,765
Vice-Chairman and	2006		700,000	1,050,000	100,000	40,265
Chief Executive Officer	2005		660,000	475,000	125,000	38,061
Eberhard Scherkus	2007		600,000	675,000	75,000	66,945
President and	2006		500,000	562,000	75,000	40,945
Chief Operating Officer	2005		475,000	270,000	100,000	38,741
David Garofalo	2007		375,000	281,000	50,000	44,039
Senior Vice-President, Finance and	2006		357,096	281,000	50,000	40,936
Chief Financial Officer	2005		320,000	150,000	70,000	38,691
R. Gregory Laing	2007		310,000	232,000	50,000	57,445
General Counsel, Senior Vice-President,	2006		271,635	232,000	25,000	20,857
Legal and Corporate Secretary	2005	(3)	55,385	25,000	50,000	5,716
Alain Blackburn	2007		310,000	232,000	50,000	54,757
Senior Vice-President,	2006		276,750	232,000	50,000	38,944
Exploration	2005		220,000	85,000	40,000	33,903

(1)
Consists of 100% of the maximum permissible bonus calculated on the base salaries of each Named Executive Officer as of the end of 2007.

(2)
Consists of annual contributions made by Agnico-Eagle on behalf of the Named Executive Officers under the Company's defined contribution pension plan (see "— Pension Arrangements"), premiums paid for term life insurance and automobile allowances for the Named Executive Officers and education and fitness benefits.

(3)
Mr. Laing joined Agnico-Eagle on September 19, 2005.

Stock Option Plan

        Under the Company's Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The exercise price of options granted may not be less than the closing market price for the common shares of the Company on the TSX on the day prior to the date of grant. The maximum term of options granted under the Stock Option Plan is five years and the maximum number of stock options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the options granted in an option grant vest upon the date they are granted with the remaining options vesting equally over the next three anniversaries of the option grant.

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

        The Board may amend or revise the terms of the Stock Option Plan as permitted by law and subject to any required approval by any stock exchange or other authority. No amendment or revision to the Stock Option Plan which adversely affects the rights of any option holder under any option granted under the Stock Option Plan can be made without the consent of the option holder whose rights are being affected. In addition, no amendments to the Stock Option Plan to increase the number of common shares reserved for issuance, to change the designation of who is an eligible participant, or to decrease the prices at which options can be exercised can be made without first obtaining the approval of the Company's shareholders. In response to a staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed trading restrictions on directors and officers that fall within ten trading days of the expiry of an Option, such Option's expiry date shall be the tenth day following the termination of such restrictions. The Stock Option Plan does not expressly entitle participants to convert a stock option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate option exercises. During 2007, no loans, guarantees or other financial assistance was provided under the plan.

        The number of common shares reserved for issuance under the Stock Option Plan is 4,797,135 common shares (comprised of 4,743,200 common shares relating to options issued but unexercised and 53,935 common shares relating to options available to be issued), being 3.3% of the Company's 143,507,606 common shares outstanding as at March 14, 2008.

        The following table sets out stock option awards received by the Named Executive Officers during the year ended December 31, 2007.

Option grants of Agnico-Eagle during 2007

Name	Securities Under Options(1)	% of Total Option Grants in Year	Exercise Price	Market Value of Securities Underlying Options on Date of Grant	Expiration Date
Sean Boyd	100,000	8	C$48.09	NIL	January 2, 2012
Eberhard Scherkus	75,000	6	C$48.09	NIL	January 2, 2012
David Garofalo	50,000	4	C$48.09	NIL	January 2, 2012
Greg Laing	50,000	4	C$48.09	NIL	January 2, 2012
Alain Blackburn	50,000	4	C$48.09	NIL	January 2, 2012

(1)
Black-Scholes value of each option on the date of grant (January 2, 2007) was C$12.76.

        The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of stock options of the Company during the year ended December 31, 2007, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2007. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2007 is the difference between the exercise price of the options and the market value of Agnico-Eagle's common shares on December 31, 2007, which was C$54.42 per common share of the Company.

Aggregate option exercises during 2007 and year end option values

			Unexercised options at December 31, 2007		Value of unexercised in-the-money options at December 31, 2007 (C$)
	Securities acquired at exercise	Aggregate value realized (C$)
Name			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
Sean Boyd	nil	nil	290,000	125,000	9,815,200	2,044,750
Eberhard Scherkus	50,000	2,023,000	284,250	93,750	10,243,448	1,533,563
David Garofalo	12,500	427,125	60,000	62,500	1,128,400	1,679,150
Greg Laing	nil	nil	50,000	87,500	1,433,125	1,110,625
Alain Blackburn	23,000	762,505	34,500	62,500	831,225	1,022,375

        The following table shows, as at December 31, 2007, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	3,609,924	$30.34	2,832,250
Equity compensation plans not approved by shareholders	Nil	Nil	Nil

Employee Share Purchase Plan

        In 1997, the shareholders of Agnico-Eagle approved the Employee Share Purchase Plan to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Employee Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Directors may contribute up to 100% of their annual Board and committee retainer fees. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues shares which have a market value equal to the total contributions (individual and Corporation) under the Employee Share Purchase Plan. Of the 2,500,000 shares approved in 1997 under the Employee Share Purchase Plan, Agnico-Eagle has, as of March 14, 2008, reserved 592,151 common shares for issuance under the plan.

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

		Total Years of Service with the Company to Age 60(1)
	Current Age
Current Earnings		15 years	20 years	25 years	30 years	35 years
C$400,000	45	$176,200	$235,000	$293,700	$352,400	$411,200
	50	152,000	202,700	253,400	304,000	354,700
	55	131,100	174,800	218,500	262,300	306,000
	60	113,100	150,800	188,500	226,200	263,900
C$500,000	45	$220,300	$293,700	$367,100	$440,600	$514,000
	50	190,000	253,400	316,700	380,000	443,400
	55	163,900	218,500	273,200	327,800	382,500
	60	141,400	188,500	235,600	282,800	329,900
C$600,000	45	$264,300	$352,400	$440,600	$528,700	$616,800
	50	228,000	304,000	380,000	456,000	532,000
	55	196,700	262,300	327,800	393,400	458,900
	60	169,700	226,200	282,800	339,300	395,900
C$700,000	45	$308,400	$411,200	$514,000	$616,800	$719,600
	50	266,000	354,700	443,400	532,000	620,700
	55	229,500	306,000	382,500	458,900	535,400
	60	197,900	263,900	329,900	395,900	461,900
C$800,000	45	$352,400	$469,900	$587,400	$704,900	$822,400
	50	304,000	405,400	506,700	608,000	709,400
	55	262,300	349,700	437,100	524,500	611,900
	60	226,200	301,600	377,000	452,400	527,900
C$900,000	45	$396,500	$528,700	$660,800	$793,000	$925,200
	50	342,000	456,000	570,000	684,100	798,100
	55	295,000	393,400	491,700	590,100	688,400
	60	254,500	339,300	424,200	509,000	593,800

        At December 31, 2007, the two individuals under the RCA Plans had the following years of service:

•	Mr. Boyd	22 years
•	Mr. Scherkus	22 years

        Accordingly, the total projected pension payable at retirement from both the RCA Plan and the Basic Plan for Mr. Boyd and Mr. Scherkus are C$767,260 and C$355,765 per annum, respectively. The 2007 annual service cost and total accrued pension obligation, respectively, for each of Mr. Boyd and Mr. Scherkus as at December 31, 2007 are as follows: Mr. Boyd — C$270,970 and C$3,954,630, Mr. Scherkus — C$202,380 and C$3,231,110. The annual service cost represents the value of the projected pension benefit earned during the year. The total accrued pension obligation represents the value of the projected pension benefit earned for all service to date. The benefits listed in the table are not subject to any deduction for social security or other offset amounts such as Canada Pension Plan amounts.

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

•	Mr. Boyd	C$700,000
•	Mr. Scherkus	C$500,000
•	Mr. Garofalo	C$340,000
•	Mr. Laing	C$235,000
•	Mr. Blackburn	C$245,000

        These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the above named individuals would be entitled to a payment equal to two and one-half times the annual base salary at the date of termination plus an amount equal to two and one-half times the annual bonus (averaged over the preceding two years) and a continuation of benefits for up to two and one-half years or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  a substantial alteration of responsibilities;

  •
  a reduction of base salary or benefits;

  •
  an office relocation of greater than 100 kilometres;

  •
  a failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2007, the severance payments (excluding the value of the continuing and ancillary benefits) that would be payable to each of the Named Executive Officers would be as follows: Mr. Boyd — C$4,921,250; Mr. Scherkus — C$3,046,250; Mr. Garofalo — C$1,640;000 Mr. Laing — C$1,355,000; and Mr. Blackburn — C$1,355,000.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company, and Mr. Scherkus, who is a director and the President and Chief Operating Officer of the Company, do not receive any remuneration for their services as directors of the Company.

        The table below summarizes the annual retainers (annual retainers for the Chairs of the Board and other Committees are in addition to the base annual retainer) and attendance fees paid to the other directors during the year ended December 31, 2007.

Compensation during the year ended December 31, 2007(1)
Annual board retainer (base)	C$55,000
Annual retainer for Chairman of the Board	C$70,000
Annual retainer for Chairman of the Audit Committee	C$25,000
Annual retainer for Chairpersons of other Board Committees	C$10,000
Board/Committee meeting attendance fee	C$ 1,500
(C$2,500 maximum per day, if more than one meeting)

    (1)
    These amounts became effective as of July 1, 2007

        To align the interests of directors with those of shareholders, directors, other than Mr. Boyd and Mr. Scherkus, are required to own the equivalent of at least three years of their annual retainer fee in Agnico-Eagle's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in Agnico-Eagle's Employee Share Purchase Plan. In addition, each director is eligible to be granted options under Agnico-Eagle's Stock Option Plan. Individual grants are determined annually by the Compensation Committee based on performance evaluations for each director.

        The table below sets out the fees paid and the options granted to each of the directors of Agnico-Eagle during the year ended December 31, 2007 and the number and the value of common shares held by each director as of March 14, 2008 based on the closing price of the common shares of C$79.00 on the TSX on such day:

Director Compensation and Share Ownership

	Directors' fees and stock awards during the year ended December 31, 2007		Aggregate common shares owned by directors and aggregate value thereof as of March 14, 2008
Director	Director Fees (C$)	Option Grants(1)	Aggregate Common Shares	Aggregate Value of Common Shares (C$)
Leanne M. Baker	79,750	25,000	3,500	276,500
Douglas R. Beaumont	77,750	25,000	7,167	566,193
Sean Boyd	N/A	100,000	164,232	12,974,328
Bernard Kraft	72,000	25,000	5,104	403,216
Mel Leiderman	93,500	25,000	3,000	237,000
James D. Nasso	131,500	50,000	18,131	1,432,349
Eberhard Scherkus	N/A	75,000	56,597	4,471,163
Howard Stockford	73,625	25,000	3,529	278,791
Pertti Voutilainen	71,000	25,000	7,000	553,000

(1)
Black-Scholes value of each option on the date of grant (January 2, 2007) was C$12.76.

        During the year ended December 31, 2007, Agnico-Eagle issued a total of 4,148 common shares under its Employee Share Purchase Plan to the following directors as follows:

•	Mr. Boyd	1,318
•	Mr. Scherkus	1,690
•	Mr. Nasso	380
•	Mr. Beaumont	253
•	Mr. Kraft	253
•	Mr. Stockford	254

        Agnico-Eagle will provide healthcare benefits to Mr. Ernest Sheriff until May 2010, which is the fifth anniversary of his resignation from the Board.

        The following table sets out the attendance of each of the directors to the Board meetings and the Board committee meetings held in 2007.

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	9 of 10	9 of 9
Douglas R. Beaumont	10 of 10	6 of 6
Sean Boyd	10 of 10	N/A
Bernard Kraft	10 of 10	11 of 11
Mel Leiderman	10 of 10	9 of 9
James D. Nasso	10 of 10	11 of 11
Eberhard Scherkus	10 of 10	N/A
Howard Stockford	10 of 10	5 of 5
Pertti Voutilainen	10 of 10	7 of 7

Indebtedness of Directors, Executive Officers and Senior Officers

        There is no outstanding indebtedness to Agnico-Eagle by any of its officers or directors. Agnico-Eagle does not make loans to directors and officers under any circumstances.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2007 to December 31, 2008 is C$1,028,000. The policies provide coverage of up to C$50 million per occurrence to a maximum of C$95 million per annum. There is no deductible for directors and officers and a $250,000 deductible for each claim made by the Company (C$1 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

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

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2007, can be found under "— Directors and Senior Management".

Director Independence

        The Board consists of nine directors. The Board has made an affirmative determination that seven of its nine current members are "independent" within the meaning of the CSA rules and the standards of the NYSE. With the exception of Mr. Boyd and Mr. Scherkus, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd and Mr. Scherkus are independent, the Board took into consideration the fact that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company in excess of directors' fees, employee share purchase plan grants and stock option grants. Mr. Boyd and Mr. Scherkus are considered related because they are officers of the Company. All directors, other than Mr. Boyd and Mr. Scherkus, also meet the independence standard as set out in SOX.

        The Board regularly meets independently of management at the request of any director and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board is scheduled to meet without management before or after each Board meeting. In addition, after each Board meeting held to consider interim and annual financial statements, the Board meets without management. In 2007, the Board met without management at each Board meeting, being ten separate occasions, including the four scheduled quarterly meetings.

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

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Senior Vice-President, Finance and Chief Financial Officer, Senior Vice-President, Corporate Development, Senior Vice-President, Exploration and Vice-President, Metallurgy and Marketing report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

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

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety and Environment Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

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

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically prepares a written report to the Audit Committee regarding the complaints, if any, received through these procedures.

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

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk workload, and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "— Compensation of Directors and Other Information" and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee.

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

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

        The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Leiderman (Chair), Dr. Baker, Mr. Kraft and Mr. Nasso), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are chartered accountants; Mr. Leiderman is currently active in private practice and Mr. Kraft is recently retired and, as such, qualify as audit committee financial experts, as the term is used in SOX. The education and experience of each member of the Audit Committee is set out under "— Directors and Senior Management". Fees paid to the Company's Auditors, Ernst & Young LLP, are set out under "Item 10. Additional Information — Audit Fees". The Audit Committee met six times in 2007.

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

        The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Beaumont, Mr. Leiderman and Mr. Stockford). The Compensation Committee met three times in 2007.

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

        The Corporate Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Beaumont (Chair), Mr. Kraft, Mr. Nasso and Mr. Voutilainen). The Corporate Governance Committee met three times in 2007.

Health, Safety and Environment Committee

        The Health, Safety and Environment Committee is responsible for:

  •
  monitoring and reviewing health, safety and environmental policies, principles, practices and processes;

  •
  overseeing health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to health, safety and the environment.

        The Health, Safety and Environment Committee reports directly to the Board and provides a forum to review health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety and Environment Committee Charter provides that a majority of the members of the Committee be unrelated and independent.

        The Health, Safety and Environment Committee is comprised of three outside directors who are unrelated to and independent from the Company (currently Howard Stockford (Chair), Mr. Nasso and Mr. Voutilainen) and one non-executive director (Mr. Scherkus, President and COO of the Company). The Health, Safety and Environment Committee met two times in 2007.

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

Employees

        As of December 31, 2007, the Company employed 2,425 employees; 1,303 permanent employees and 1,112 contractors of which 670 permanent employees were employed at LaRonde, 77 at Lapa, 177 at Goldex, 91 at Pinos Altos (Mexico), 60 at Kittila (Finland), 44 in the Exploration group worldwide, 56 for the Meadowbank project in Vancouver and Baker Lake, 85 at the regional technical office in Abitibi and 53 in Toronto. The number of permanent employees employed by the Company at the end of 2007, 2006 and 2005 were 1,303, 933 and 789, respectively.

Share Ownership

        As of March 14, 2008, officers and directors as a group (21 persons) beneficially owned or controlled (excluding options to purchase 2,923,150 common shares, of which 1,243,775 are currently exercisable and 1,679,375 are currently unexercisable) an aggregate of 322,718 common shares or about 0.2% of the 143,507,606 issued and outstanding common shares. See also "— Directors, Senior Management and Employees — Compensation of Officers".

Security Ownership of Directors and Executive Officers

        The following table sets forth certain information concerning the direct and beneficial ownership as at March 14, 2008 by each director and executive officer of the Company of common shares of the Company and options to purchase common shares of the Company. Unless otherwise noted, exercise prices are in Canadian dollars.

Beneficial Owner	Share Ownership(1)	Total Common Shares under Option(2)	Common Shares under Option	Exercise Price (C$)	Expiry Date
Leanne M. Baker	3,500	75,000	35,000	C$54.42/US$54.63	1/2/2013
Director			25,000	C$48.09/US$41.24	1/3/2012
			7,500	C$23.02/US$19.76	1/2/2011
			7,500	C$16.89/US$13.72	12/13/2009
Douglas R. Beaumont	7,167	82,000	35,000	54.42	1/2/2013
Director			25,000	48.09	1/2/2012
			7,500	23.02	1/3/2011
			7,500	16.89	12/13/2009
			7,000	10.40	1/5/2010
Sean Boyd	164,232	365,000	200,000	54.42	1/2/2013
Director, Vice Chairman			100,000	48.09	1/2/2012
and Chief Executive Officer			65,000	23.02	1/3/2011
Bernard Kraft	5,104	55,625	26,250	54.42	1/2/2013
Director			12,500	48.09	1/3/2011
			1,875	23.02	1/3/2011
			15,000	10.40	1/5/2010
Mel Leiderman	3,000	65,000	35,000	54.42	1/2/2013
Director			25,000	48.09	1/2/2012
			5,000	23.02	1/3/2011
James D. Nasso	18,131	91,875	65,000	54.42	1/3/2013
Director and Chairman of			25,000	48.09	1/2/2012
the Board			1,875	23.02	1/3/2011
Eberhard Scherkus	56,597	303,000	125,000	54.42	1/2/2013
Director, President and			75,000	48.09	1/2/2012
Chief Operating Officer			75,000	23.02	1/3/2011
			28,000	16.69	1/12/2009
Howard Stockford	3,529	72,000	35,000	54.42	1/2/2013
Director			25,000	48.09	1/2/2012
			4,500	14.67	5/27/2010
			7,500	23.02	1/3/2011
Pertti Voutilainen	7,000	68,000	35,000	54.42	1/2/2013
Director			25,000	48.09	1/2/2012
			8,000	23.02	1/3/2011

David Garofalo	23,191	137,500	75,000	54.42	1/2/2013
Senior Vice President,			50,000	48.09	1/2/2012
Finance and			12,500	23.02	1/3/2011
Chief Financial Officer
Alain Blackburn	1,904	150,000	75,000	54.42	1/2/2013
Senior Vice President,			50,000	48.09	1/2/2012
Exploration			25,000	23.02	1/3/2011
R. Gregory Laing	2,247	172,500	60,000	54.42	1/2/2013
General Counsel,			50,000	48.09	1/2/2012
Senior Vice President,			25,000	23.02	1/3/2011
Legal and Corporate			37,500	15.96	10/26/2010
Secretary
Donald G. Allan	6,106	205,000	60,000	54.42	1/2/2013
Senior Vice President,			50,000	48.09	1/2/2012
Corporate Development			50,000	23.02	1/3/2011
			40,000	16.89	12/13/2009
			5,000	16.69	1/12/2009
Patrice Gilbert	627	113,000	50,000	54.42	1/2/2013
Vice President,			63,000	48.09	1/2/2012
Human Resources
Louise Grondin	1,468	96,650	50,000	54.42	1/2/2013
Vice President,			10,000	48.09	1/2/2012
Environment			30,000	39.18	5/8/2012
			6,650	23.02	1/3/2011
Ingmar Haga	923	140,000	50,000	54.42	1/2/2013
Vice President,			40,000	48.09	1/2/2012
Europe			50,000	27.71	2/16/2011
Tim Haldane	2,136	115,000	50,000	54.42	1/2/2013
Vice President,			40,000	48.09	1/2/2012
Latin America			25,000	31.70	6/21/2011
Marc Legault	4,893	143,000	50,000	54.42	1/2/2013
Vice President,			30,000	48.09	1/2/2012
Project Evaluation			35,000	39.18	5/8/2012
			20,000	23.02	1/3/2011
			8,000	16.89	12/13/2009
Daniel Racine	6,880	208,000	50,000	54.42	1/2/2013
Vice President,			40,000	48.09	1/2/2012
Operations			35,000	39.18	5/8/2012
			30,000	23.02	1/3/2011
			20,000	16.89	1/12/2009
			5,000	16.69	1/12/2009
			10,000	15.96	10/26/2010
			18,000	15.60	6/20/2010
Jean Robitaille	3,406	160,000	50,000	54.42	1/2/2013
Vice President,			40,000	48.09	1/2/2012
Metallurgy			35,000	23.02	1/3/2011
			35,000	16.89	12/13/2009

David Smith	677	105,000	50,000	54.42	1/2/2013
Vice President,			40,000	48.09	1/2/2012
Investor Relations			10,000	23.02	1/3/2011
			5,000	16.05	1/24/2010

Notes:

(1)
As of December 31, 2007. In each case, shareholdings constitute less than one percent of the issued and outstanding common shares of the Company. The total number of common shares held by directors and executive officers constitutes 0.2% of the issued and outstanding common shares of the Company.

(2)
As of December 31, 2007.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        To the knowledge of the directors and senior officers of the Company, as of March 14, 2008, no person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company.

        As of March 14, 2008, there were 4,086 holders of record of Agnico-Eagle's 143,507,606 outstanding common shares, of which 3,425 holders of record were in the United States and held 47,165,398 common shares or about 32.87% of the outstanding common shares.

        The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To the best knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

Related Party Transactions

        Prior to December 31, 2002, the Company loaned C$4,034,406 to Contact to fund ongoing exploration and operating activity (the "Contact Loan"). The rate of interest on the Contact Loan was 8% per annum; however, the Company waived the interest on the Contact Loan from May 13, 2002 until September 30, 2006. The largest amount outstanding under the Contact Loan was C$4,009,826 during 2007 and, as discussed further below, the Contact Loan was repaid in full on February 12, 2007.

        In September 2006 the Company tendered its interest in Contact to Stornoway in connection with a share exchange take-over bid made by Stornoway for Contact. The Company acquired 4,968,747 common shares of Stornoway through the tender of its entire interest (approximately 31%) in Contact to this offer. On January 17, 2007, Stornoway completed its acquisition of Contact by means of a compulsory acquisition. See "Item 4. Information on the Company — History and Development of the Company". The Contact Loan was repaid in full under a note assignment agreement dated February 12, 2007 between the Company, Contact and Stornoway and the Company was issued 3,207,861 common shares of Stornoway in satisfaction principal and accrued interest under the Contact Loan. Amounts repaid under the note assignment agreement included C$22,237 in respect of interest accrued in 2007. The book value of the Contact Loan on the Company's consolidated financial statements at December 31, 2007 was nil. In addition, on March 16, 2007, the Company subscribed for C$10 million of 12% unsecured convertible debentures issued by Stornoway due 2009.

ITEM 8.    FINANCIAL INFORMATION

        The consolidated financial statements furnished pursuant to Item 18 are presented in accordance with US GAAP.

        During the period under review, inflation has not had a significant impact on the Company's operations.

ITEM 9.    THE OFFER AND LISTING

Market and Listing Details

        Agnico-Eagle's common shares are listed and traded in Canada on the TSX and in the United States on the NYSE. Prior to their expiry on November 14, 2007, the Company's share purchase warrants (the "Warrants") traded on the TSX and the Nasdaq National Market (the "Nasdaq").

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for each of the five fiscal years ended December 31, 2007 and for each quarter during the two fiscal years ended December 31, 2007.

	TSX (C$)			NYSE ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2003	24.94	13.40	559,622	16.47	9.72	986,285
2004	19.95	15.50	355,830	16.73	11.47	728,385
2005	23.13	13.63	366,937	19.86	10.80	774,393
2006	52.03	23.31	911,132	45.67	19.94	2,006,680
2007	55.86	35.70	913,173	59.45	33.25	2,076,082
2006
First Quarter	35.63	23.31	880,397	30.51	19.94	1,769,548
Second Quarter	45.65	28.33	1,037,849	41.70	25.49	2,240,933
Third Quarter	45.56	32.64	866,023	41.20	29.25	2,587,921
Fourth Quarter	52.03	30.72	859,208	45.67	27.24	2,176,860
2007
First Quarter	49.51	40.39	967,603	42.36	34.48	2,331,885
Second Quarter	44.60	35.70	838,994	39.39	33.25	1,660,821
Third Quarter	52.84	36.68	1,058,677	52.43	34.24	2,325,611
Fourth Quarter	55.86	45.85	788,863	59.45	45.55	1,995,413

        The following table sets forth the high and low sale prices for the Company's common shares on the TSX and the NYSE for the last 12 months.

	TSX (C$)			NYSE ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2007
March	45.75	40.39	850,670	39.04	34.48	2,234,123
April	44.60	39.00	744,492	39.39	35.00	1,719,510
May	40.98	35.70	862,996	37.00	33.25	1,762,459
June	41.01	36.00	903,851	38.55	33.67	1,498,448
July	47.42	38.92	965,110	45.24	36.82	2,118,414
August	48.70	36.68	959,191	46.10	34.24	2,445,074
September	52.84	46.02	1,227,289	52.43	43.75	2,410,005
October	55.86	47.52	917,633	57.34	47.53	2,052,017
November	54.06	46.36	742,727	59.45	46.81	2,360,957
December	54.46	45.85	693,183	54.84	45.55	1,546,495
2008
January	64.54	54.00	1,227,219	65.04	52.81	3,532,533
February	69.00	58.80	791,605	70.55	58.41	2,511,195
March (to March 14)	79.60	68.81	1,231,956	80.48	69.02	3,897,115

        On March 14, 2008 the closing price of the common shares was C$79.00 on the TSX and $80.05 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

        On February 15, 2006 (the "Redemption Date"), the Company fully redeemed its $143.75 million principal amount, 4.50% convertible subordinated debentures due February 15, 2012 (the "Debentures") for common shares of the Company. The Company issued an aggregate of 10,259,068 common shares in satisfaction of its obligations under the Debentures, of which 70,520 common shares were issued on the redemption of $1,111,000 principal amount of Debentures that were redeemed and 10,188,548 common shares were issued on the conversion of $142,639,000 of Debentures that occurred prior to the Redemption Date. The Company paid cash to satisfy interest that had accrued up to and including February 15, 2006.

        The Warrants expired on November 14, 2007 (the "Expiry Date"). Prior to expiry, holders exercised 6,873,190 Warrants and the Company issued 6,873,190 common shares and received proceeds of $130,640,561 in connection with the exercise of such Warrants.

        The following table sets forth the high and low sale prices for the Warrants on the TSX and Nasdaq for each of the five fiscal years ended December 31, 2007 and for each quarter during the two fiscal years ended December 31, 2007. The Warrants traded in US dollars on both the TSX and the Nasdaq.

	TSX ($)			Nasdaq ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2003	5.80	2.11	16,488	5.96	2.20	17,888
2004	4.00	2.50	7,498	4.00	2.50	13,729
2005	4.50	1.18	2,426	4.75	1.20	15,224
2006	27.00	4.95	7,737	27.49	4.69	44,284
2007	39.64	14.50	16,722	40.00	14.90	19,087
2006
First Quarter	13.25	4.95	3,711	13.60	4.69	56,508
Second Quarter	23.71	10.5	7,491	24.00	10.27	48,441
Third Quarter	23.75	13.00	13,743	23.75	12.86	43,090
Fourth Quarter	27.00	11.25	6,138	27.49	11.13	29,290
2007
First Quarter	24.04	16.47	3,093	24.30	16.85	17,836
Second Quarter	20.79	15.21	3,932	20.80	14.90	16,504
Third Quarter	33.00	14.50	6,995	33.50	15.69	21,279
Fourth Quarter (to November 14)	39.64	29.25	70,940	40.00	27.74	21,553

        The following table sets forth the monthly high and low sales prices for the Warrants on the TSX and the Nasdaq for the period from April 1, 2007 to the Expiry Date.

	TSX ($)			Nasdaq ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2007
April	20.79	16.97	1,772	20.80	16.95	14,620
May	18.36	15.21	4,605	18.41	14.90	18,195
June	19.74	15.52	5,419	19.76	15.33	16,695
July	26.75	18.00	5,995	26.42	18.00	24,219
August	27.00	14.50	9,686	27.26	15.69	22,570
September	33.00	25.32	5,305	33.50	25.17	17,047
October	38.00	29.87	37,800	38.62	28.20	24,265
November (to November 14, 2007)	39.64	29.21	104,080	40.00	27.74	18,840

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

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on February 20, 2008, the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders' meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. In considering whether or not to accept the resignation, the Corporate Governance Committee will consider all factors deemed relevant by members of such Committee. The Corporate Governance Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board of Directors. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

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

        The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") imposes reporting requirements on persons who acquire beneficial ownership

(as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Material Contracts

        The Company believes the following contracts constitute the only material contracts to which it is a party.

Credit Agreement

        The Company entered into a credit agreement on January 10, 2008 (the "Facility") with a group of financial institutions providing for an unsecured revolving bank credit facility that replaced the Company's previous secured revolving bank credit facility. The amount available under the Facility is $300 million and the Facility matures and all indebtedness thereunder is due and payable on January 10, 2013. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for additional one-year terms. The credit facility is available in multiple currencies through prime rate, base rate and LIBOR advances, bankers' acceptances and letters of credit, priced at the applicable rate plus an applicable margin that ranges from 1.00% to 1.60% depending on certain financial ratios. The lenders under the Facility are each paid a commitment fee at a rate that ranges from 0.375% to 0.55%, depending on the financial ratios. Payment and performance of the Company's obligations under the Facility are guaranteed by certain material subsidiaries of the Company (together with the Company, each an "Obligor").

        The Facility contains covenants that restrict, among other things the ability of an Obligor to:

  •
  incur additional indebtedness;

  •
  pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's equity securities after a default or an event of default that is continuing;

  •
  make sales or other dispositions of material assets;

  •
  permit the creation of liens on its existing or future assets;

  •
  enter into transactions with affiliates other than the Obligors, except on arm's length terms;

  •
  make any loans to or investments in businesses other than those in the mining business or a business ancillary to the mining business;

  •
  amalgamate or otherwise transfer its assets; and

  •
  carry on a business other than a mining business or a business ancillary to the mining business.

        The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth.

        Events of default under the Facility include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by the Company of any financial covenant;

  •
  the breach by any Obligor of any other term, covenant or other agreement or the inaccuracy of any representation or warranty that is not cured within 30 business days after written notice of the breach has been given to the Company;

  •
  a default in any payment of principal or interest or in the observance or performance of any other agreement or condition of other indebtedness of Obligors in excess of $50 million, or the occurrence or existence of any other event or condition resulting in an acceleration of such indebtedness;

  •
  a change in control of the Company;

  •
  judgments against any Obligors in excess of $20 million that are not voided or provided for within 45 days;

  •
  the seizure of property of any Obligor in excess of $20 million that is not contested or corrected within 60 days; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

        As at March 14, 2008, there were no amounts of principal or interest outstanding under the Facility; however, outstanding letters of credit issued as security for pension and environmental obligations have decreased the amount available for future drawdowns under the Facility to approximately $280 million.

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

Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in "Canadian Federal Income Tax Considerations" below.

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

        The NYSE rules for U.S. domestic issuers require approval of all equity compensation plans regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used.

        A certificate of Sean Boyd, the Chief Executive Officer of the Company, will be submitted to the NYSE on March 19, 2008 certifying that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards.

Canadian Federal Income Tax Considerations

        The following is a brief summary of some of the principal Canadian federal income tax consequences generally applicable to a holder of common shares of the Company (a "U.S. holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada-United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. holder which is an insurer that carries on business in Canada and elsewhere. Limited liability companies (LLCs) that are not taxed as corporations pursuant to the provisions of the Internal Revenue Code of 1986, as amended, do not qualify as resident in the United States for purposes of the Treaty. However, once a proposed amendment to the Treaty comes into effect, a member of such an LLC that is itself resident in the United States for such purposes generally will be considered for purposes of the Treaty to have derived dividends or gains that in fact were derived by the LLC.

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

        As used herein, the term "U.S. Stockholder" means a holder of common shares of the Company who (for United States federal income tax purposes): (a) is a citizen or resident of the United States; (b) is a corporation created or organized in or under the laws of the United States or of any state therein; (c) is an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) is a trust if either (i) such trust has validly elected to be treated as a U.S. person or (ii) is subject to both the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all substantial trust decisions.

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

Dividends

        For United States federal income tax purposes, the gross amount of all distributions, if any, paid with respect to the common shares out of current or accumulated earnings and profits ("E&P") to a U.S. Stockholder generally will be treated as foreign source dividend income to such holder, even though the U.S. Stockholder generally receives a portion of the gross amount (after giving effect to the Canadian withholding tax as potentially reduced by the Treaty). United States corporations that hold the common shares generally will not be entitled to the dividends received deduction that applies to dividends received from United States corporations. To the extent a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the U.S. Stockholder's adjusted basis and then as gain from the sale of a capital asset.

        In the case of certain non-corporate U.S. Stockholders including individuals and certain estates and trusts, gains recognized prior to 2011 from the sale of a capital asset held for longer than twelve months are taxable at a maximum federal income tax rate of 15%, while gains from the sale of a capital asset that does not meet such holding period are taxable at the rates applicable to ordinary income. Certain dividends paid prior to 2011 to certain non-corporate U.S. Stockholders including individuals and certain estates and trusts generally are also subject to the 15% maximum rate. The reduced tax rates generally are available only with respect to dividends received from U.S. corporations, and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradeable on an established securities market in the United States. In addition, the reduced tax rates are not available with respect to dividends received from a foreign corporation that was a passive foreign investment company in either the taxable year of the distribution or the preceding taxable year. Special rules may apply, however, to cause such dividends to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rates are not available with respect to a dividend on shares where the U.S. Stockholder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Many other complex and special rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. U.S. Stockholders are advised to consult their own tax advisors.

        For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars will be the United States dollar value of the Canadian dollars at the exchange rate in effect on the date the dividend is properly included in income, whether or not the Canadian dollars are converted into United States dollars at that time. Gain or loss recognized by a U.S. Stockholder on a sale or exchange of the Canadian dollars will generally be United States source ordinary income or loss.

        The withholding tax imposed by Canada generally is a creditable foreign tax for United States federal income tax purposes. Therefore, the U.S. Stockholder generally will be entitled to include the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the holder does not elect to use the foreign tax credit provisions of the Code). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. Investors should consult their tax advisors regarding the availability of the foreign tax credit. U.S. Stockholders that do not elect to claim foreign tax credit for a taxable year, may be eligible to deduct such withholding tax imposed by Canada.

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

        Gain on the sale of common shares held for more than one year by certain non-corporate U.S. Stockholders, including individuals and certain estates and trusts, will be taxable at a maximum rate of 15%. A reduced rate does not apply to capital gains realized by a U.S. Stockholder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income.

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

        If the Company were to be classified as a PFIC, the consequences to a U.S. Stockholder will depend in part on whether the U.S. Stockholder has made a "Mark-to-Market Election" or a "QEF Election" with respect to the Company. If the Company is a PFIC during a U.S. Stockholder's holding period and the U.S. Stockholder does not make a Mark-to-Market Election or a QEF Election, the U.S. Stockholder will generally be subject to special rules including interest charges.

        If a U.S. Stockholder makes a Mark-to-Market Election, the U.S. Stockholder would generally be required to include in its income the excess of the fair market value of the common shares as of the close of each taxable year over the U.S. Stockholder's adjusted basis therein. If the U.S. Stockholder's adjusted basis in the common shares is greater than the fair market value of the common shares as of the close of the taxable year, the U.S. Stockholder may deduct such excess, but only up to the aggregate amount of ordinary income previously included as a result of the Mark-to-Market Election, reduced by any previous deduction taken. The

U.S. Stockholder's adjusted basis in its common shares will be increased by the amount of income or reduced by the amount of deductions resulting from the Mark-to-Market Election.

        A U.S. Stockholder who makes a QEF Election would generally be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year that the Company is classified as a PFIC, even if no dividend distributions were received.

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

Information Reporting; Backup Withholding Tax

        Dividends on, and proceeds arising from a sale of common shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if (a) a U.S. Stockholder fails to furnish the U.S. Stockholder's correct United States taxpayer identification number (generally on Form W-9), (b) the withholding agent is advised the U.S. Stockholder furnished an incorrect United States taxpayer identification number, (c) the withholding agent is notified by the IRS that the U.S. Stockholder has previously failed to properly report items subject to backup withholding tax, or (d) the U.S. Stockholder fails to certify, under penalty of perjury, that the U.S. Stockholder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Stockholder that it is subject to backup withholding tax. However, U.S. Stockholders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Amounts withheld as backup withholding may be credited against a U.S. Stockholder's U.S. federal income tax liability, and a U.S. Stockholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Audit Fees

        Fees paid to Ernst & Young LLP for 2007 and 2006 are set out below.

	Year ended December 31, 2007 (C$ thousands)	Year ended December 31, 2006 (C$ thousands)
Audit fees	1,451	1,304
Audit-related fees	241	357
Tax consulting fees	705	465
All other fees	42	52

	2,439	2,178

        Audit fees were paid for professional services rendered by the auditors for the audit of Agnico-Eagle's annual financial statements and related statutory and regulatory filings and for the quarterly review of Agnico-Eagle's interim financial statements. Audit fees also include prospectus related fees for professional services rendered by the auditors in connection with equity financings by Agnico-Eagle during 2007. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, reviewing documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the C$/US$ exchange rate. For the purpose of the sensitivities presented in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $566 per ounce;

  •
  Silver — $10.55 per ounce;

  •
  Zinc — $2,596 per tonne;

  •
  Copper — $5,628 per tonne; and

  •
  C$/US$ — $1.1461 per $1.00.

        Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the C$/US$ exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2007, the price ranges for metal prices and the C$/US$ exchange rate were:

  •
  Gold — $602 – $846 per ounce averaging $697 per ounce;

  •
  Silver — $11.06 – $16.22 per ounce averaging $13.39 per ounce;

  •
  Zinc — $2,221 – $4,402 per tonne averaging $3,257 per tonne;

  •
  Copper — $5,301 – $8,375 per tonne averaging $7,139 per tonne; and

  •
  C$/US$ — C$0.9059 – C$1.1876 per $1.00 averaging C$1.0740 per $1.00.

        The following table shows the estimated impact on budgeted income per share ("EPS") in 2007 of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2007 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2008.

Changes in variable	Impact on EPS ($)
C$/US$	$0.11
Gold	$0.09
Zinc	$0.07
Silver	$0.02
Copper	$0.02

        In order to mitigate the impact of fluctuating precious and base metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, Agnico-Eagle has bought put options and forward contracts to protect minimum precious and base metal prices while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. The Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of the foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. The Company entered into foreign currency derivative transactions in 2007 which were not accounted for as hedges in the income statement. The Company's derivative strategy consisted of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All the derivative transactions matured prior to the year end such that no derivatives were outstanding on December 31, 2007. Throughout 2007, the Company's foreign currency derivative strategy generated $3.7 million in call option premiums using this strategy.

Interest Rate

        The Company's current exposure to market risk for changes in interest rates relates primarily to its investment portfolio, however the Company anticipates that it will need to drawdown on its $300 million unsecured revolving bank credit facility, which currently has no amounts of principal or interest owing, to fund part of the capital expenditures related to its development projects.

        The Company usually invests its cash in investments with short maturities or with frequent interest reset terms with a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As of December 31, 2007, substantially all of our investments in our portfolio were highly liquid investments and consisted primarily of bank notes and short-term corporate notes.

        Amounts drawn under the bank credit facility will be subject to floating interest rates based on benchmark rates available in the United States or Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavourable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements, if and/or when amounts are drawn under the facility, to manage its exposure to fluctuating interest rates. The Company estimates that a one percent change in the interest rate would change its net income per share by $0.02.

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

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value affect income. For a description of the accounting treatment of derivative contracts, please see "— Critical Accounting Estimates — Financial Instruments".

        For 2007, Agnico Eagle recorded a $0.8 million charge in the Consolidated Statements of Income to reflect the maturity of gold put option contracts which were liquidated in 2005. This amount is simply the original cost for gold puts maturing in the year. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

        The Company did not enter in any new derivative contracts in 2006. In 2006, the Company's remaining copper and zinc derivative contracts matured. The Company made aggregate cash payments of $27 million to settle these contracts at their individual maturity dates. These contracts are discussed more fully in Item 18 of this Form 20-F.

        In February 2007, the Company entered into a series of gold derivative transactions in connection with its take-over bid for Cumberland. Prior to the announcement of the take-over bid, Cumberland secured a gold loan facility for up to 420,000 ounces. As a condition to the gold loan facility, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Cumberland's derivative positions were for 420,000 ounces of gold and matured on September 20, 2007. As Agnico-Eagle's policy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position should the Company's then pending take-over bid be successful. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. These contracts were offset against Cumberland's derivative position in April of 2007 once the take-over bid was complete. From February 2007 to April 2007, the Company recorded a charge of $5.0 million in the Consolidated Statements of Income to reflect the change in value of its derivative position prior to offsetting it against the derivative position of Cumberland.

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

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

        The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

        Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2007, the Company's internal control over financial reporting was effective. Excluded from this assessment was Cumberland Resources Limited which was acquired by the Company in April 2007. Registrants are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year if, among other circumstances and factors, there is not adequate time between the consummation date of the acquisition and the assessment date for internal controls. The total assets and revenues of the Cumberland business represent 13% and 0% of the Company's consolidated total assets and revenues, respectively, for the year ended December 31, 2007.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

        The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desireable.

Attestation report of the registered public accounting firm

        Please see "Item 18. Financial Statements — Report of Independent Registered Public Accounting Firm" included in the Company's Consolidated Financial Statements.

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

ITEM 16B.    CODE OF ETHICS

        The Company has adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics was filed as Exhibit 2 to the Form 6-K filed on December 13, 2005 and is incorporated by reference hereto. The code of ethics is available on the Company's website at www.agnico-eagle.com or by request, without charge, from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone 416-947-1212).

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee establishes the independent auditors' compensation. In 2003, the Audit Committee also established a policy to pre-approve all services provided by the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation. A summary of all fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2007 and 2006 can be found under "Item 10. Additional Information — Audit Fees". All fees paid to Ernst & Young LLP in 2007 were pre-approved by the Audit Committee. Ernst & Young LLP has served as the Company's independent public accountant for each of the fiscal years in the three-year period ended December 31, 2007 for which audited financial statements appear in this Annual Report on Form 20-F.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17.    RESERVED

ITEM 18.    FINANCIAL STATEMENTS

        Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        As indicated in the accompanying Management's report on internal control over financial reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cumberland Resources Ltd., which is included in the 2007 consolidated financial statements of Agnico-Eagle Mines Limited and constituted 13% and 0.8% of total and net assets, respectively, as of December 31, 2007 and 0% of revenues for the year then ended. The net loss of Cumberland Resources Ltd. included in Agnico-Eagle Mines Limited's consolidated net income was 5% for the year ended December 31, 2007. Our audit of internal control over financial reporting of Agnico-Eagle Mines Limited also did not include an evaluation of the internal control over financial reporting of Cumberland Resources Ltd.

        In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007, and our report dated March 14, 2008, expressed an unqualified opinion thereon.

Toronto, Canada	ERNST & YOUNG LLP
March 14, 2008	Chartered Accountants Licensed Public Accountants

Management Certification

        Agnico-Eagle Mines Limited (the "Company") will file with the New York Stock Exchange ("NYSE") on March 19, 2008, the annual written affirmation by its Chief Executive Officer, certifying that, as of the date of such affirmation, he was not aware of any violation by Agnico-Eagle Mines Limited of the NYSE's corporate governance listing standards. The Company has also filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosures as Exhibits 12.01 and 12.02 to its annual report on Form 20-F for the year ended December 31, 2007.

        Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

        Management concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective as more fully described in "Item 15. Controls and Procedures" of the Company's Annual Report on Form 20-F.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with United States generally accepted accounting principles.

        As described in the "Summary of Significant Accounting Policies", the Company changed its method of accounting for uncertain tax positions as of January 1, 2007 and, on January 1, 2006, the Company changed its method of accounting for stockpiles inventory.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.

Toronto, Canada	ERNST & YOUNG LLP
March 14, 2008	Chartered Accountants Licensed Public Accountants

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

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests of which the Company is the primary beneficiary.

        Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization; otherwise, they are recorded within contributed surplus.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

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

        Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpile. Fully absorbed costs include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and are generally processed within twelve months of extraction. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly.

        In addition, companies in the mining industry may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine.

        In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption was to decrease ore stockpile inventory by $8.4 million and increase future income and mining tax assets by $3.3 million. Adoption of EITF 04-6 had no impact on the Company's cash position or earnings.

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

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the Company's 4.50% convertible subordinated debentures due February 15, 2012 ("Convertible Debentures"), that were fully redeemed in February 2007 and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. When the holders of the Company's Convertible Debentures exercised their conversion option, the common shares issued on such conversion were recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income. The same principles were applied upon redemption of the Convertible Debentures by the Company.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined, the property has no future economic value.

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

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations, metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

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

        Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 requires the recognition of the effect of uncertain tax positions where it is more likely than not based on technical merits that the position would be sustained. The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The impact of the adoption of FIN 48 was to increase the future income tax liability by $4.5 million.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

        The fair value of stock options granted by the Company is recognized in income over the applicable vesting period as a compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaced FAS 123 and superseded APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statement of income. The Company was required to adopt FAS 123R in the first quarter of 2006. There was no impact on the Company based on the adoption of the new requirements under FAS 123R.

Income per share

        Basic income per share is calculated on net income for the year using the weighted average number of common shares outstanding during the year. For years in which the Convertible Debentures were oustanding, diluted income per share was calculated on the weighted average number of common shares that would have been outstanding during such year had all Convertible Debentures been converted at the beginning of the year into common shares, if such conversions were dilutive. In addition, the weighted average number of common shares used to determine diluted income per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

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

As of December 31, 2006	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

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

The Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which allows entities to voluntary choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value with changes in fair value reported in earnings. The election is made on an instrument-by-instrument basis and is irrevocable. The provisions for FAS 159 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

Non-controlling Interests in Consolidated Financial Statements

        In December 2007, the FASB issued FASB Statement No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 160 establishes accounting and reporting standards for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests. Specifically, FAS 160 states where and how to report non-controlling interests in the consolidated statements of financial position and operations, how to account for changes in non-controlling interests and provides disclosure requirements. The provisions of FAS 160 are effective for the Company beginning January 1, 2009. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations and disclosures.

Business Combinations

        In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations" ("FAS 141(R)"). FAS 141(R) establishes how an entity accounts for the identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, early adoption is prohibited. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations and disclosures.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards

        In June 2007, the EITF reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF Issue No. 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classifed nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF Issue No. 06-11 is to be applied prospectively for tax benefits on dividends declared in the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2007	2006
ASSETS
Current
Cash and cash equivalents	$314,794	$288,575
Short-term investments	78,770	170,042
Restricted cash (note 14)	2,455	—
Trade receivables (note 1)	79,419	84,987
Inventories:
Ore stockpiles	5,647	2,330
Concentrates	1,913	3,794
Supplies	15,637	11,152
Available-for-sale securities (note 2(a))	38,006	38,760
Other current assets (note 2(a))	69,453	23,193

Total current assets	606,094	622,833
Other assets (notes 2(b))	16,436	7,737
Future income and mining tax assets (note 8)	5,905	31,059
Property, plant and mine development, net (note 3)	2,107,063	859,859

	$2,735,498	$1,521,488

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 10)	$108,227	$42,538
Dividends payable	26,280	15,166
Income taxes payable (note 8)	—	14,231

Total current liabilities	134,507	71,935

Reclamation provision and other liabilities (note 5)	57,941	27,457

Future income and mining tax liabilities (note 8)	484,116	169,691

SHAREHOLDERS' EQUITY
Common shares (note 6(a))
Authorized — unlimited
Issued — 142,403,379 (2006 — 121,025,635)	1,931,667	1,230,654
Stock options	23,573	5,884
Warrants (note 6(c))	—	15,723
Contributed surplus	15,166	15,128
Retained earnings	112,240	3,015
Accumulated other comprehensive loss (note 6(d))	(23,712)	(17,999)

Total shareholders' equity	2,058,934	1,252,405

	$2,735,498	$1,521,488

Contingencies and commitments (note 12)

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(thousands of United States dollars except per share amounts, US GAAP basis)

	Years ended December 31,
	2007	2006	2005
REVENUES
Revenues from mining operations (note 1)	$432,205	$464,632	$241,338
Interest and sundry income (note 11)	25,142	21,797	4,535
Gain on sale of available-for-sale securities (note 2(a))	4,088	24,118	461

	461,435	510,547	246,334
COSTS AND EXPENSES
Production	166,104	143,753	127,365
Exploration and corporate development	25,507	30,414	16,581
Equity loss in junior exploration companies (note 2(b))	—	663	2,899
Amortization of plant and mine development	27,757	25,255	26,062
General and administrative	38,167	25,884	11,727
Loss on derivative financial instruments	5,829	15,148	15,396
Provincial capital tax	3,202	3,758	1,352
Interest (note 4)	3,294	2,902	7,813
Foreign currency translation loss (note 8)	32,297	2,127	1,860

Income before income, mining and federal capital taxes	159,278	260,643	35,279
Federal capital tax	—	—	1,062
Income and mining tax (recovery) (note 8)	19,933	99,306	(2,777)

Net income for the year	$139,345	$161,337	$36,994

Net income per share — basic (note 6(e))	$1.05	$1.40	$0.42

Net income per share — diluted (note 6(e))	$1.04	$1.35	$0.42

Comprehensive income:
Net income for the year	$139,345	$161,337	$36,994

Other comprehensive income (loss):
Unrealized gain on hedging activities	—	—	1,135
Unrealized gain (loss) on available-for-sale securities	(5,436)	1,067	10,228
Cumulative translation adjustments	—	—	(2,236)
Adjustments for derivative instruments maturing during the year	1,653	(2,167)	(3,398)
Adjustments for realized gains on available-for-sale securities due to dispositions during the year	(1,918)	(12,506)	(65)
Amortization of unrecognized loss on pension liability	(16)	—	—
Tax effect of other comprehensive income (loss) items	4	1,241	(1,241)

Other comprehensive income (loss) for the year	(5,713)	(12,365)	4,423

Comprehensive income for the year	$133,632	$148,972	$41,417

See accompanying notes

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(thousands of United States dollars, US GAAP basis)

	Common Shares
			Stock Options Outstanding		Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss
	Shares	Amount		Warrants
Balance December 31, 2004	86,072,779	$620,704	$465	$15,732	$15,128	$(172,756)	$(9,047)
Shares issued under Employee Stock Option Plan (note 7(a))	214,725	2,264	—	—	—	—	—
Stock options	—	—	2,404	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	245,494	3,646	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	500,000	6,387	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,715	15	—	—	—	—	—
Shares issued for holder conversions of convertible debentures (note 4)	775,359	10,855	—	—	—	—	—
Shares issued for purchase of Riddarhyttan Resources AB (note 9)	10,023,882	120,788	—	—	—	—	—
Net income for the year	—	—	—	—	—	36,994	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,935)	—
Other comprehensive income for the year	—	—	—	—	—	—	4,423

Balance December 31, 2005	97,836,954	$764,659	$2,869	$15,732	$15,128	$(138,697)	$(4,624)
Shares issued under Employee Stock Option Plan (note 7(a))	1,805,085	28,217	—	—	—	—	—
Stock options	—	—	3,015	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	146,249	4,711	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,226,000	30,749	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	5,003	22	—	—	—	—	—
Shares issued for holder conversions of convertible debentures (note 4)	9,483,709	129,910	—	—	—	—	—
Shares issued on exercise of warrants	4,000	85	—	(9)	—	—	—
Shares issued for purchase of Pinos Altos project (note 9)	2,063,635	34,310	—	—	—	—	—
Shares issued under public offering	8,455,000	237,991	—	—	—	—	—
Net income for the year	—	—	—	—	—	161,337	—
Dividends declared ($0.12 per share) (note 6(a))	—	—	—	—	—	(14,523)	—
Stockpile inventory adjustment, net of tax (EITF 04-6)	—	—	—	—	—	(5,102)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(12,365)
Adjustment for unrecognized loss on pension liability upon application of FASB Statement No. 158 (note 5(b))	—	—	—	—	—	—	(1,010)

Balance December 31, 2006	121,025,635	$1,230,654	$5,884	$15,723	$15,128	$3,015	$(17,999)

Shares issued under Employee Stock Option Plan (note 7(a))	536,116	10,232
Stock options	—	—	17,689	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	167,378	7,100	—	—	—	—	—
Shares issued for purchase of Cumberland Resources Ltd (note 9)	13,768,510	536,556	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	32,550	812	—	—	—	—	—
Shares issued on exercise of warrants	6,873,190	146,313	—	(15,723)	38	—	—
Net income for the year	—	—	—	—	—	139,345	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(25,633)	—
Future tax asset adjustment upon the adoption of FIN 48 (note 8)	—	—	—	—	—	(4,487)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(5,713)

Balance December 31, 2007	142,403,379	1,931,667	23,573	—	15,166	112,240	(23,712)

See accompanying notes

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2007	2006	2005
Operating activities
Net income for the year	$139,345	$161,337	$36,994
Add (deduct) items not affecting cash:
Amortization of plant and mine development	27,757	25,255	26,062
Future income and mining taxes	16,380	81,993	(2,777)
Unrealized loss on derivative contracts	—	—	8,335
Gain on sale of available-for-sale securities	(4,088)	(24,118)	(461)
Gain on Contact Diamond Corporation	—	(7,361)	—
Stock option expense	12,155	5,391	2,553
Foreign currency translation loss	32,297	2,127	1,860
Other	14,921	(7,230)	3,062
Changes in non-cash working capital balances
Trade receivables	5,568	(28,683)	(12,862)
Income (taxes payable)/recoverable	(14,231)	21,954	8,382
Inventories	(1,187)	(2,493)	2,550
Other current assets	(55,389)	(4,422)	(1,054)
Accounts payable and accrued liabilities	55,661	4,745	10,519
Interest payable	—	(2,243)	(183)

Cash provided by operating activities	229,189	226,252	82,980

Investing activities
Additions to property, plant and mine development	(510,877)	(149,185)	(70,270)
Purchase of gold derivatives (note 9(c))	(15,875)	—	—
Cash acquired on acquisition of Cumberland Resources Ltd. net of transaction costs (note 9(c))	84,207	—	—
Acquisition of Pinos Altos property (note 9(b))	—	(32,500)	—
Recoverable value added tax on acquisition of Pinos Altos property	9,750	(9,750)	—
Purchase of Stornoway Diamond Corporation debentures	(8,519)	—	—
Investment in Stornoway Diamond Corporation	—	(19,784)	—
Decrease (increase) in short-term investments	91,272	(110,215)	5,009
Net proceeds on available-for-sale securities	5,393	34,034	(7,089)
Purchase of available-for-sale securities	(13,079)	(12,323)	(2,362)
Decrease (increase) in restricted cash	(2,455)	—	8,173

Cash used in investing activities	(360,183)	(299,723)	(66,539)

Financing activities
Dividends paid	(13,406)	(3,166)	(2,525)
Common shares issued	144,138	315,160	14,243
Share issue costs	—	(13,415)	(29)

Cash provided by financing activities	130,732	298,579	11,689

Effect of exchange rate changes on cash and cash equivalents	26,481	2,312	20

Net increase in cash and cash equivalents during the year	26,219	227,420	28,150
Cash and cash equivalents, beginning of year	288,575	61,155	33,005

Cash and cash equivalents, end of year	$314,794	$288,575	$61,155

Other operating cash flow information:
Interest paid during the year	$2,406	$4,214	$8,304

Income, mining and capital taxes paid (recovered) during the year	$22,138	$1,405	$(6,259)

See accompanying notes

AGNICO-EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars except per share amounts, unless otherwise indicated)
December 31, 2007

1.     TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

          Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of bullion or concentrates to third parties prior to the satisfaction in full of payment obligations of the third parties.

	2007	2006
Bullion awaiting settlement	$122	$2,520
Concentrates awaiting settlement	79,297	82,467

	$79,419	$84,987

	2007	2006	2005
Revenues from mining operations (thousands):
Gold	$171,537	$159,815	$117,888
Silver	70,028	58,262	41,808
Zinc	156,340	211,871	67,150
Copper	34,300	34,684	14,492

	$432,205	$464,632	$241,338

          In 2007, precious metals accounted for 56% of Agnico-Eagle's revenues from mining operations (2006 — 47%; 2005 — 66%). The remaining revenues from mining operations consisted of net byproduct revenues. In 2007, these net byproduct revenues as a percentage of total revenues from mining operations consisted of 36% zinc (2006 — 45%; 2005 — 28%) and 8% copper (2006 — 8%; 2005 — 6%):

2.     OTHER ASSETS

  (a)
  Other current assets
	2007	2006
Federal, provincial and other sales taxes receivable	24,369	16,327
Interest receivable	2,140	4,453
Prepaid expenses	13,556	733
Employee loans receivable	926	626
Government refundables	17,776	—
Advances to suppliers	4,284	—
Other	6,402	1,054

	$69,453	$23,193

            In 2007, the Company realized $5.4 million (2006 — $35.9 million; 2005 — $1.4 million) in proceeds and recorded a gain of $4.1 million (2006 — $24.1 million; 2005 — $0.5 million) in income on the sale of available-for-sale securities. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	2007	2006
Cost	$44,401	$37,890
Unrealized gains	4,933	5,258
Unrealized losses	(11,328)	(4,388)

Estimated fair value of available-for-sale securities	$38,006	$38,760

  (b)
  Other assets
	2007	2006
Deferred financing costs, less accumulated amortization of $960 (2006 — $154)	$3,224	$3,709
Stornoway Diamond Corporation debentures (note 11)	10,120	—
Loan to Contact Diamond Corporation (note 11)	—	3,422
Finnish Government Grants	2,643	—
Other	449	606

	$16,436	$7,737

            The Company has a commitment to repay parts of the grant to the Finnish Government, should the Kittila mine not be in operation by 2013. Management currently expects that Kittila will commence production in the second half of 2008.

            The fair value of the Stornoway Diamond Corporation debentures approximates their carrying amounts.

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,108,449	$20,197	$1,088,252	$340,308	$17,751	$322,557
Plant and equipment	351,663	116,862	234,801	322,660	104,350	218,310
Mine development costs	261,613	80,792	180,821	241,275	67,986	173,289
Construction in process:
Goldex mine project	186,302	—	186,302	80,777	—	80,777
LaRonde Mine extension	46,716	—	46,716	9,780	—	9,780
Pinos Altos mine project	37,065	—	37,065	—	—	—
Meadowbank mine project	168,374	—	168,374	—	—	—
Kittila mine project	101,966	—	101,966	21,982	—	21,982
Lapa mine project	62,766	—	62,766	33,164	—	33,164

	$2,324,914	$217,851	$2,107,063	$1,049,946	$190,087	$859,859

  Geographic Information

	Net Book Value 2007	Net Book Value 2006
Canada	$1,705,212	$574,949
Finland	292,300	212,363
Mexico	107,346	70,342
U.S.A	2,205	2,205

Total	$2,107,063	$859,859

  In 2007, Agnico-Eagle capitalized $0.8 million of costs (2006 — $3.1 million) and recognized $0.5 million of amortization expense (2006 — $0.2 million) related to computer software. The unamortized capitalized cost for computer software at the end of 2007 was $5.4 million (2006 — $5.1 million).

4.     LONG-TERM DEBT

  (a)
  Convertible subordinated debentures

            The Company's $143.75 million principal amount convertible subordinated debentures bore interest at 4.50% per annum, payable semi-annually in cash or, at the option of the Company, common shares of the Company. The debentures were convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 US dollar principal amount. The debentures were redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company had the option to redeem the debentures in cash or by delivering freely tradeable common shares.

            The original principal amount of the Convertible Debentures was $143.8 million. In 2005, there were aggregate conversions of $10.9 million.

            In 2006, interest on the Convertible Debentures of $0.1 million (2005 — $1.8 million) was capitalized for the construction of the Lapa and Goldex mine projects as well as certain construction programs at the LaRonde mine.

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

  (b)
  Revolving credit facility

            In October 2006, the Company executed an amendment with its bank syndicate to increase the limit of its revolving credit facility from $150 million to $300 million, and to extend its term by two years to December 2011. At December 31, 2007, the facility was completely undrawn however outstanding letters of credit decreased the amounts available under the facility such that $280 million was available for future drawdowns at December 31, 2007.

            The Company entered into a new $300 million unsecured revolving credit agreement on January 10, 2008 (the "New Facility") with a group of financial institutions and the secured facility has been terminated. The New Facility matures on January 10, 2013, however, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for additional one-year terms. Payment and performance of the Company's obligations under the New Facility are guaranteed by certain material subsidiaries of the Company.

            The New Facility contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than a mining business. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth.

            For the year ended December 31, 2007, interest expense was $3.3 million (2006 — $2.9 million; 2005 — $7.8 million), of which cash payments were $2.4 million (2006 — $4.2 million; 2005 — $8.3 million). In 2007, cash interest on the facility was nil (2006 — nil; 2005 — nil) and cash standby fees on the facility were $2.3 million (2006 — $1.3 million; 2005 — $1.2 million). In 2007, no interest (2006 — $0.3 million; 2005 — $2.5 million) was capitalized to construction in progress. The Company's weighted average interest rate on all of its debt as at December 31, 2007 was nil (2006 — nil; 2005 — 7.9%).

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

          Reclamation provision and other liabilities consist of the following:

	2007	2006
Reclamation and closure costs (note 5(a))	$44,690	$22,073
Pension benefits (note 5(b))	6,786	5,384
Long term portion of capital lease obligations (note 13)	6,465	—

	$57,941	$27,457

  (a)
  Reclamation and closure costs

            Reclamation estimates are based on current legislation, third party estimates and feasibility study calculations. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

            The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations.

	2007	2006
Asset retirement obligations, beginning of year	$22,073	$12,569
Current year additions	21,298	8,696
Current year accretion	1,319	825
Other	—	(17)

Asset retirement obligations, end of year	$44,690	$22,073

            The assumptions used for the calculation of the provision are as follows:

	2007	2006
Cash flows to settle the obligation (undiscounted)	$103,356	$61,897
Timing range for settling the obligation for all active projects	2020 - 2027	2027
Credit-adjusted risk-free interest rate range for all active projects	5.80% - 6.60%	6.60%
  (b)
  Pension benefits

            Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees who retired prior to that date remain in the Employees Plan ("Employees Plan"). In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of the Employees Plan is based on an actuarial valuation as of January 1, 2006 and projected to December 31, 2007. The funded status of the executive supplementary defined benefit plan is based on actuarial valuations as of July 1, 2007 and projected to December 31, 2007. The components of Agnico-Eagle's net pension plan expense are as follows:

	2007	2006	2005
Service cost — benefits earned during the year	$429	$399	$274
Gain due to settlement	—	(16)	(124)
Prior service cost	24	23	21
Interest cost on projected benefit obligation	466	384	352
Return on plan assets	(171)	(166)	(157)
Amortization of net transition asset, past service liability and net experience gains	(25)	(22)	(34)

Net pension plan expense	$723	$602	$332

            Agnico-Eagle contributes 5% of its Canadian payroll expense to a defined contribution plan. The expense in 2007 was $4.3 million (2006 — $3.0 million; 2005 — $2.2 million).

            Assets of the Employees Plan are comprised of pooled Canadian and U.S. equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 60% to equity securities and 40% to fixed income securities. The Employees Plan is relatively mature with a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

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

            As of December 31, 2006, the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 requires employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the 2006 Consolidated Balance Sheets was as follows:

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

            Assets for the executives' retirement plan ("Executives Plan") consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2007 was $6.8 million (2006 — $5.4 million). At the end of 2007, the remaining unamortized net transition obligation was $1.0 million (2006 — $1.2 million) for the Executives Plan and the net transition asset was $0.2 million (2006 — $0.4 million) for the Employees Plan.

            The following table provides the net amounts recognized in the consolidated balance sheets as of December 31:

	Pension Benefits 2007		Pension Benefits 2006
	Employees	Executives	Employees	Executives
Intangible liability (asset)	$(495)	$—	$(363)	$—
Accrued employee benefit liability	—	5,624	—	4,071
Accumulated other comprehensive income (loss):
Initial transition obligation (asset)	(186)	1,017	(372)	1,162
Past service liability	—	140	—	177
Net experience (gains) losses	446	5	466	(26)

Net liability (asset)	$(235)	$6,786	$(269)	$5,384

            The following table provides the components of the expected recognition in 2008 of amounts in accumulated other comprehensive loss:

	Employees	Executives
Initial transition obligation (asset)	$(186)	$171
Past service liability	—	26
Net experience losses	21	—

	$(165)	$197

            The funded status of the Employees Plan and the Executives Plan for 2007 and 2006 is as follows:

	2007		2006
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$2,341	$897	$2,243	$747
Agnico-Eagle's contribution	—	310	—	153
Actual return on plan assets	(67)	—	272	—
Benefit payments	(185)	(155)	(172)	(153)
Other	—	—	—	153
Divestitures	—	—	—	—
Effect of exchange rate changes	398	174	(2)	(3)

Fair value of plan assets, end of year	$2,487	$1,226	$2,341	$897

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$2,072	$6,280	$2,013	$5,237
Service costs	—	429	—	399
Interest costs	108	358	99	285
Actuarial losses (gains)	(98)	34	133	641
Benefit payments	(185)	(264)	(172)	(256)
Effect of exchange rate changes	355	1,175	(1)	(26)

Projected benefit obligation, end of year	$2,252	$8,012	$2,072	$6,280

Excess (deficiency) of plan assets over projected benefit obligation	$235	$(6,786)	$269	$(5,383)

Comprised of:
Unamortized transition asset (liability)	$186	$(1,017)	$372	$(1,162)
Unamortized net experience loss	(446)	(145)	(466)	(150)
Accrued assets (liabilities)	495	(5,624)	363	(4,071)

	$235	$(6,786)	$269	$(5,383)

Weighted average discount rate(i)	5.50%	5.50%	5.00%	5.00%
Weighted average expected long-term rate of return	7.00% (ii)	n.a.	7.50% (ii)	n.a.
Weighted average rate of compensation increase	n.a.	3.00%	n.a.	3.00%
Estimated average remaining service life for the plan (in years)	12.0	7.0 (iii)	13.0	8.0 (iii)

Notes:

(i)
Discount rates used for the Executives Plan and Employees Plans are after-tax rates.

(ii)
Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

(iii)
Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

            The estimated benefits to be paid from each plan in the next ten years are presented below:

	Employees	Executives	Total
2008	$178	$109	$287
2009	$172	$109	$281
2010	$167	$109	$276
2011	$160	$109	$269
2012	$154	$373	$527
2013 - 2017	$652	$2,133	$2,785

6.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

            In February 2006, the Convertible Debentures were redeemed in full (see note 4(a)) and there are no longer shares reserved for future issuances related to the Convertible Debentures.

            In 2007, the Company declared dividends on its common shares of $0.18 per share (2006 — $0.12 per share; 2005 — $0.03 per share).

  (b)
  Flow-through share private placements

            In 2007, Agnico-Eagle issued nil (2006 — 1,226,000; 2005 — 500,000) common shares under flow-through share private placements for total proceeds of nil (2006 — $35.3 million; 2005 — $8.3 million), net of share issue costs. Proceeds from previous private placements were used by Agnico-Eagle for the purpose of incurring Canadian exploration expenditures in connection with its 2007 and 2008 exploration activities. Effective December 31, 2007, the Company renounced to its investors C$10.1 million (2006 — C$40.2 million; 2005 — C$10.0 million) of such expenses for income tax purposes. The Company has no further obligations to incur exploration expenditures related to the expenditures previously renounced.

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

  (c)
  Public offering

            In 2002, Agnico-Eagle issued 6,900,000 warrants. Each whole warrant entitled the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus relating to the issuance of the warrants. During 2007, 6,873,190 warrants were exercised (2006 — 4,000). The warrants were exercisable at any time prior to November 14, 2007, at which time 22,810 warrants expired.

            In 2006 the Company closed a public offering of 8,455,000 common shares for total proceeds of $238.0 million net of share issue costs.

  (d)
  Accumulated other comprehensive loss

            The opening balance of the cumulative translation adjustment in accumulated other comprehensive loss in 2007 and 2006 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive loss as at December 31, 2007 and 2006.

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

            The following table presents the components of accumulated other comprehensive loss, net of related tax effects:

	2007	2006
Cumulative translation adjustment from adopting US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain (loss) on available-for-sale securities	(6,484)	870
Unrealized loss on gold put option contracts	—	(1,653)
Cumulative translation adjustments	(299)	(299)
Unrealized loss on pension liability upon application of FASB Statement No. 158	(1,422)	(1,406)
Tax effect of accumulated other comprehensive loss items	400	396

	$(23,712)	$(17,999)

            In 2007, a $1.7 million (2006 — $2.0 million) loss was reclassified from accumulated other comprehensive loss to income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2007. Also in 2007, a $1.9 million gain (2006 — $16.6 million gain) was reclassified from accumulated other comprehensive loss to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

  (e)
  Net income per share

            The following table provides the weighted average number of common shares used in the calculation of basic and diluted income per share:

	2007	2006	2005
Weighted average number of common shares outstanding — basic	132,768,049	115,461,046	89,029,754
Add: Dilutive impact of employee stock options	1,189,820	786,358	483,045
Dilutive impact of warrants	—	2,862,891	—

Weighted average number of common shares outstanding — diluted	133,957,869	119,110,295	89,512,799

            The calculation of diluted income per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted income per share as the effect is anti-dilutive.

            In 2005, the Convertible Debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted income per share.

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

            Of the 1,380,000 options granted under the ESOP in 2007, 345,000 options granted vested immediately and expire in 2012. The remaining options expire in 2012 and vest in equal installments, on each anniversary date of the grant, over a three-year period. As a result of the Cumberland acquisition, 326,250 options in Cumberland were converted to options in the Company. All these options vested immediately. Of the 1,232,000 options granted under the ESOP in 2006, 308,000 options granted vested immediately and expire in 2011. The remaining options expire in 2011 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 982,000 options granted under the ESOP in 2005, 245,500 options granted vested immediately and expire in 2010. The remaining options expire in 2010 and vest in equal installments, on each anniversary date of the grant, over a three-year period.

            The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2007			2006			2005
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	2,478,790	C$	19.55	3,071,625	C$	15.78	2,383,150	C$	15.16
Granted	1,706,250		41.74	1,232,000		24.52	982,000		16.61
Exercised	(536,116)		17.56	(1,805,085)		16.49	(214,725)		12.44
Cancelled	(39,000)		19.16	(19,750)		19.28	(78,800)		16.33

Outstanding, end of year	3,609,924	C$	30.34	2,478,790	C$	19.55	3,071,625	C$	15.78

Options exercisable at end of year	1,908,049			1,137,103			2,257,250

            Cash received for options exercised in 2007 was $8.8 million (2006 — $26.0 million).

            The weighted average grant-date fair value of options granted in 2007 was C$12.53 (2006 — C$8.17; 2005 — C$4.17). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$6.55 — C$9.20	40,573	2.1 years	C$7.52	40,573	C$7.52
C$10.40 — C$14.67	212,275	2.0 years	C$10.75	207,775	C$10.66
C$15.60 — C$19.14	914,150	1.8 years	C$16.71	860,775	C$16.77
C$19.24 — C$25.60	772,600	3.0 years	C$23.02	285,100	C$23.02
C$25.62 — C$31.70	276,176	3.3 years	C$29.06	154,676	C$27.90
C$36.23 — C$47.95	186,650	4.4 years	C$41.39	59,150	C$42.77
C$48.09 — C$52.88	1,207,500	4.0 years	C$48.15	300,000	C$48.15

C$6.55 — C$52.88	3,609,924	3.1 years	C$30.34	1,908,049	C$23.48

            The Company has reserved for issuance 3,609,924 common shares in the event that these options are exercised.

            The number of un-optioned shares available for granting of options as at December 31, 2007, 2006 and 2005 was 2,832,250, 4,212,250 and 1,943,285, respectively.

            On January 2, 2008, 2,385,000 options were granted under the ESOP, of which 596,250 options vested immediately and expire in the year 2013. The remaining options expire in 2013 and vest in equal installments on each anniversary date of the grant, over a three-year period.

            Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	4.02%	3.91%	3.1%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	37.6%	48.7%	35.6%
Expected dividend yield	0.29%	0.12%	0.24%

            The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price.

            The total compensation cost for the ESOP recognized in the consolidated statements of income (loss) for the current year was $9.8 million (2006 — $5.2 million; 2005 — $2.4 million). The total compensation cost related to nonvested options not yet recognized was $9.9 million as of December 31, 2007.

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

            In 2007, 167,378 common shares were issued under the Purchase Plan (2006 — 146,249; 2005 — 245,494) for proceeds of $7.1 million (2006 — $4.7 million; 2005 — $3.6 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 592,151 common shares (2006 — 759,529; 2005 — 905,778) under the Purchase Plan.

8.     INCOME AND MINING TAXES

          Income and mining taxes recovery is made up of the following geographic components:

	2007	2006	2005
Current provision
Canada	$3,272	$20,266	$—
Future provision
Canada	20,363	69,645	(13,323)
Finland	(3,702)	11,522	10,546
Other	—	(2,127)	—

	$19,933	$99,306	$(2,777)

          Cash income and mining taxes paid in 2007 were $22.1 million (2006 — $1.4 million expense; 2005 — $6.2 million recovery).

          The income and mining taxes recovery is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2007	2006	2005
Combined federal and composite provincial tax rates	32.6%	34.6%	34.8%
Increase (decrease) in taxes resulting from:
Provincial mining duties	12.3	12.3	19.2
Resource allowances	—	(3.5)	(17.8)
Impact of foreign tax rates	(2.3)	1.1	—
Permanent and other differences	(0.9)	0.8	0.8
Utilization of temporary differences for which no benefit was previously recognized	—	—	(10.4)
Utilization of losses for which no benefit was previously recognized	—	(4.5)	(34.5)
Effect of changes in Canadian income tax legislation	(29.2)	(2.7)	—

Actual rate as a percentage of pre-tax income	12.5%	38.1%	(7.9% )

          As at December 31, 2007 and 2006, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2007		2006
	Assets	Liabilities	Assets	Liabilities
Non-current:
Income taxes:
Plant and equipment	—	—	$3,374	$—
Mine development costs	—	—	—	29,787
Mining properties	—	565,613	435	142,340
Net operating and capital loss carryforwards	17,805	—	16,029	—
Unrealized foreign exchange gain on Convertible Debentures	—	—	—	—
Mining duties	—	(55,998)	15,867	—
Reclamation provisions	—	(25,499)	6,298	(2,436)
Other	—	—	916	—
Valuation allowance	(11,900)	—	(11,860)	—

Non-current future income and mining tax assets and liabilities	$5,905	$484,116	$31,059	$169,691

          All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the consolidated balance sheet date. The increase in the gross amounts of the future tax assets and liabilities was due in part to the weaker US dollar in relation to the Canadian dollar and the Swedish krona throughout 2007. In addition, upon the Cumberland acquisition, an additional $279.8 million future tax liability was recognized attributable to the purchase price. At December 31, 2007, asset and liability amounts were translated into US dollars at an exchange rate of C$0.9881 per $1.00, and at an exchange rate of SEK 6.4568 per $1.00, whereas at December 31, 2006, asset and liability amounts were translated at an exchange rate of C$1.1652 per $1.00, and at an exchange rate of SEK 6.8342 per $1.00. A future income tax liability was also recorded on the acquisition of Riddarhyttan (see note 9 (a)).

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

          The capital loss carryforwards do not expire.

          In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

          The Company adopted the provision of FIN 48 effective January 1, 2007. As a result of the implementation of FIN 48, the Company reported a $4,487 reduction to the January 1, 2007, balance of retained earnings.

          A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Balance at January 1, 2007	$4,487
Reductions for foreign exchange	(1,097)

Balance at December 31, 2007	$3,390

          The full amount of unrecognized tax liability of $3,390, if recognized, would reduce our annual effective tax rate. We do not expect our unrecognized tax liability to change significantly over the next 12 months.

          The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico and Finland, each with varying statutes of limitations. The 1998 through 2007 tax years generally remain subject to examination.

9.     ACQUISITIONS

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

            On November 14, 2005, the Company completed its tender offer for all the shares of Riddarhyttan. As of December 31, 2005, the Company owned an aggregate of 102,880,951 shares, or approximately 97.3% of the outstanding shares and voting rights of Riddarhyttan. In 2006, the Company completed the acquisition of the remaining 2.7% of the Riddarhyttan shares that it did not already own under the compulsory acquisition procedures under Swedish law by obtaining advanced possession of these shares in the second half of 2006. Advance possession means that the Company is entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder. Payment of the redemption price was made in February 2007.

            The results of operations of Riddarhyttan are included in the consolidated statements of income from October 18, 2005.

            The purchase price, before transaction costs, was $125.9 million which was paid through the issuance of 10,023,882 shares of the Company and a cash payment amounting to $5.1 million:

Shares Issued
Total Issuance of the Company's Shares for Riddarhyttan Acquisition:
October 18, 2005	9,104,542
October 26, 2005	666,905
November 14, 2005	252,435

Total shares issued	10,023,882

            The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$125,908
Balance of equity investment	11,123
Transaction costs	7,725

Total purchase price to allocate	$144,756

Fair Value of Assets Acquired:
Suurrikuusikko property	$194,465
Net future tax liability	(52,688)
Iso-Kuotko property	2,335
Oijarvi property	609
Other	35

Total fair value of assets acquired	$144,756

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

  (c)
  Cumberland Resources Ltd.

            On February 14, 2007, the Company and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition"), a wholly-owned subsidiary of the Company, signed an agreement with Cumberland under which the Company and Agnico Acquisition (the "Offeror") agreed to make an exchange offer (the "Offer") for all of the outstanding common shares of Cumberland not already owned by the Company. At the time, the Company owned 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis. Under the terms of the Offer, each Cumberland share was to be exchanged for 0.185 common share of Agnico-Eagle. At the time, Cumberland owned 100% of the Meadowbank gold project, located in Nunavut, Canada. As of July 9, 2007, all common shares of Cumberland were acquired pursuant to the Offer. As of July 9, 2007, a total of 13,768,510 of the Company's shares were issued for the acquisition resulting in an increase of $536.6 million in common shares issued. The total purchase price as of July 9, 2007 amounted to $577.0 million which was allocated to various balance sheet accounts, mainly mining properties. On August 1, 2007, the Agnico Acquisition, Cumberland and a wholly-owned subsidiary of Cumberland were amalgamated with Agnico-Eagle.

            The results of operations of Cumberland are included in the income statement for the combined entity from April 17, 2007.

            The purchase price paid through the issuance of 13,768,510 shares of the Company is summarized as follows.

Shares Issued
Total Issuance of the Company's Shares for Cumberland Acquisition:
April 16, 2007	11,610,074
April 30, 2007	932,958
July 9, 2007	1,225,478

Total shares issued	13,768,510

            In addition, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland in February 2007. Prior to announcement of the take-over bid by Agnico-Eagle, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions were for 420,000 ounces of gold and matured on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's policy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. All derivative positions were extinguished in late June 2007.

            The allocation of the total purchase price for the 100% owned by the Company to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$536,556
Share of Cumberland previously acquired for cash	9,637
Fair value of options and warrants acquired	18,956
Transaction costs	11,836

Total purchase price to allocate	$576,985

Fair Value of Assets Acquired:
Net working capital acquired (including cash of $96,043)	$81,704
Plant and equipment	40,238
Other net liabilities	(1,399)
Mining properties	736,197
Future income tax liability	(279,755)

Total purchase price	$576,985

            Pro forma results of operations for Agnico-Eagle assuming the acquisition of Cumberland described above had occurred as of January 1, 2006 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues.

	Unaudited
	2007	2006
Pro forma net income	$124,393	$167,435
Pro forma income per share — basic	$0.96	$1.30

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
Trade payables	$58,438	$28,243
Wages payable	7,043	3,450
Accrued liabilities	33,040	10,845
Current portion of capital lease obligation	9,706	—

	$108,227	$42,538

11.   RELATED PARTY TRANSACTIONS

          As at December 31, 2007, the total indebtedness of Contact to the Company was nil (2006 — $3.5 million) including accrued interest to December 31, 2007 of nil (2006 — $0.1 million).

          Contact was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact as the Company's investment no longer represented a "controlling financial interest".

          The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan was repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002.

          In 2006, the Company tendered its 13.8 million Contact shares in conjunction with Stornoway's offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt by the Company of 4,968,747 Stornoway shares.

          A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during 2006. In addition, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million.

          On January 26, 2007, the Company entered into a note assignment agreement with Stornoway. The agreement resulted in Stornoway acquiring the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share on February 12, 2007.

          In addition, on March 16, 2007, the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures mature two years after their date of issue and interest is payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments may be paid in cash or in shares of Stornoway. On the maturity date, the principal amount of the Series A Debentures may be repaid in cash or shares at Stornoway's election and the Series B Debentures must be repaid in cash or shares at the Company's election. During 2007, the interest payments to the Company consisted of $0.6 million in cash and 302,450 shares in Stornoway.

12.   COMMITMENTS AND CONTINGENCIES

          The Company was served with a Statement of Claim on April 30, 2007 from a former employee, alleging, among other things, wrongful dismissal and seeking damages of approximately C$13.1 million. The Company believes this claim is frivolous and without merit and will vigorously defend the matter, and therefore, no provision for this contingency has been recorded.

          The Company is involved in a legal proceeding in Sweden relating to the compulsory acquisition procedures under Swedish law (note 9(a)); and the Company has been required to provide financial assurance in the form of a bank guarantee. As of December 31, 2007, the amount of this guarantee was $3.2 million.

          As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2007, the total amount of these guarantees was $23.0 million.

          The Company has a royalty agreement with the Finnish Government relating to the Kittila mining operation. Starting 12 months after the mining operations commence, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

13.   LEASES

  (a)
  Capital Leases

            The Company has agreements with third-party providers of mobile equipment for the development of the mines in Meadowbank, Canada, and in Kittila, Finland. These arrangements represent capital leases in accordance with the guidance in FAS 13. The leases for mobile equipment in Finland are for five years and the leases for mobile equipment in Canada are for three years. The effective annual interest rate on the lease for mobile equipment in Canada is 5.80%. The effective annual interest rate on the lease for mobile equipment in Finland is 4.99%. Amortization of capital lease expenses will start when mining commences.

            The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2007.

Year ending December 31:
2008	$9,706
2009	4,914
2010	620
2011	620
2012	1,664
Later years	—

Total minimum lease payments	17,524
Less amount representing interest	(1,353)

Present value of net minimum lease payments	16,171

            The Company's capital lease obligation at December 31 is comprised as follows:

	2007	2006
Total future lease payments	$17,524	$—
Less: Interest	(1,353)	—

	16,171	—

Less: Current portion	9,706	—

Long-term portion of capital leases	6,465	—

  (b)
  Operating Leases

            The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2007 are as follows:

            Minimum lease payments:

2008	1.2
2009	1.2
2010	1.2
2011	1.2
2012	1.2
Thereafter	9.3

Total	15.3

14.   RESTRICTED CASH

          The Company has provided security to support an outstanding letter of credit made available to the Company for the purchase of mining equipment. The letter of credit to expires in April, 2008.

15.   FINANCIAL INSTRUMENTS

          Agnico-Eagle has in the past entered into financial instruments with a number of financial institutions in order to hedge underlying revenue, cost and fair value exposures arising from commodity prices, interest rates and foreign currency exchange rates.

          In 2007, financial instruments which have subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash, cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

          Agnico-Eagle's risk management policy has attempted to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle has used over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments were straightforward contracts and involve limited complexity. Agnico-Eagle was exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle did not obtain any security to support financial instruments subject to credit risk, but mitigated the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

        Gold put option contracts

          Agnico-Eagle's portfolio of gold put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expired monthly based on planned production volumes. These instruments had been designated as hedges under the criteria established by FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complied with the new documentation requirements of FAS 133. As a result, these option contracts qualified for hedge accounting and from 2002 onwards, changes in the fair value of these option contracts were recognized as part of other comprehensive income (loss).

          Gains and losses on gold put option contracts are reclassified from accumulated other comprehensive income (loss) to income in the same period the forecasted transaction affects income. Although the gold put option contracts were liquidated in 2005, the accumulated loss on these contracts remained in accumulated other comprehensive income (loss) and have been reclassified to income based on the original maturities of these contracts. In 2007, the Company reclassified a loss of $1.7 million relating to its gold put option contracts to income resulting in a $nil balance in accumulated other comprehensive loss at year-end.

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

        Foreign exchange, metals, and interest rate hedging program

          Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde Mine and the Goldex and Lapa mine projects, have Canadian dollar requirements for capital, operating and exploration expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. The Company's written put options did not qualify for hedge accounting and thus were not designated as hedging instruments. As such, changes in fair value for these instruments were recorded in net income. These instruments were entered into to set a range for the US dollar, along with the zero-cost collar of purchased put options and written call options.

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

          As at December 31, 2007, there were no metal or foreign exchange derivative positions.

          Other required derivative disclosures can be found in note 6(d), "Accumulated other comprehensive income (loss)", and information regarding the Company's interest rate derivatives can be found in note 4(a), "Convertible subordinated debentures".

          Agnico-Eagle's exposure to interest rate risk at December 31, 2007 relates to its cash, cash equivalents and short term investments of $396 million (2006 — $459 million). The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 5.14% (2006 — 4.89%).

          The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2007.

ITEM 19.    EXHIBITS

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description
1.01	By-laws of the Registrant, as amended, (incorporated by reference to Exhibit 99F to the Registrant's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2003, as filed with the SEC on May 18, 2004).	*
1.02	Articles of Amalgamation of the Registrant.	*
4.01	Credit Agreement dated January 10, 2008.	*
4.02	Form of Trust Indenture (incorporated by reference to Exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100902) filed with the SEC on November 8, 2002).	*
4.03	Form of Warrant Indenture (incorporated by reference to Exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100850) filed with the SEC on November 6, 2002).	*
4.05	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8) (File No. 333-130339), filed with the SEC on December 15, 2005).**	*
4.06	Amended and Restated Incentive Share Purchase Plan (incorporated by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8) (File No. 333-130339), filed with the SEC on December 15, 2005).**	*
8.01	List of subsidiaries of the Registrant.	*
11.01	Code of Ethics (incorporated by reference to Exhibit 2 to the Registrant's Form 6-K filed December 13, 2005).	*
12.01	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code)(Sean Boyd).	*
12.02	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code)(David Garofalo).	*
13.01	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).***	*
13.02	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo).***	*
15.01	Consent of Independent Registered Public Accounting Firm.	*
15.02	Audit Committee Charter (incorporated by reference to Exhibit 15.04 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2005)
	(File No. 1-13422), filed with the SEC on March 27, 2006).	*

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

AGNICO-EAGLE MINES LIMITED
Toronto, Canada March 14, 2008	By:	/s/ DAVID GAROFALO David Garofalo Senior Vice President, Finance and Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
PRELIMINARY NOTE
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
PART I
Consolidated Financial Data (thousands of United States dollars, except where noted)
Consolidated Financial Data (thousands of United States dollars, except where noted)
Financial Data (thousands of United States dollars, except where noted)
PART II
PART III
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Management Certification
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except per share amounts, unless otherwise indicated) December 31, 2007
SIGNATURES