Form 20-F
period 2008-12-31
AGNICO EAGLE MINES LTD
filed 2009-03-31
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Not Applicable
(Translation of Registrant's Name into English)

Ontario, Canada
(Jurisdiction of Incorporation or Organization)

145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7
(Address of Principal Executive Offices)

R. Gregory Laing
145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7
Telephone: 416-947-1212 Fax: 416-367-4681
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

154,808,918 Common Shares as of December 31, 2008

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

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒        International Financial Reporting Standards as issued        Other ☐
        by the International Accounting Standards Board ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐            Item 18    ☐

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

ii

 PRELIMINARY NOTE

        Currencies:    Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") presents its consolidated financial statements in United States dollars. All dollar amounts in this Annual Report on Form 20-F ("Form 20-F") are stated in United States dollars ("US dollars", "$" or "US$"), except where otherwise indicated. Certain information in this Form 20-F is presented in Canadian dollars ("C$"). See "Item 3 Key Information — Currency Exchange Rates" for a history of exchange rates of Canadian dollars into US dollars.

        Generally Accepted Accounting Principles:    Agnico-Eagle reports its financial results using United States generally accepted accounting principles ("US GAAP") due to its substantial U.S. shareholder base and to maintain comparability with other gold mining companies. Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

        Forward-Looking Information:    Certain statements in this Form 20-F, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "could", "expect", "intend", "likely", "may", "plan", "should", "will", "would" or other variations of these terms or comparable terminology. Forward-looking statements in this report include, but are not limited to, the following:

  •
  the Company's outlook for 2009 and future periods;

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

  •
  estimates of cash flow;

  •
  estimates of mine life;

  •
  the anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects;

  •
  estimates of future costs and other liabilities for environmental remediation; and

  •
  other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the forward-looking statements in this Form 20-F, which may prove to be incorrect, are based on include, but are not limited to, the assumptions set out in this Form 20-F as well as: that there are no significant disruptions affecting the Company's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this Form 20-F; that prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of the Company's ongoing development projects; and that there are no material variations in the current tax and regulatory environment that affect the Company.

        The forward-looking statements in this Form 20-F reflect the Company's views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in "Item 3 Key Information — Risk Factors". Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This Form 20-F contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in this Form 20-F have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's ("SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

        The metal grades reported in the mineral reserve and mineral resource estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

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

Cautionary Note to Investors Concerning Estimates of Inferred Resources

        This document uses the term "inferred resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This Form 20-F presents certain measures, including "total cash costs per ounce" and "minesite cost per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Item 5 Operating and Financial Review and Prospects — Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This Form 20-F also contains information as to estimated future total cash costs per ounce and minesite cost per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite cost per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliation provided, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

 PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

Selected Financial Data

        The following selected financial data for each of the years in the five-year period ended December 31, 2008 are derived from the consolidated financial statements of Agnico-Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company's operating and financial review and prospects set out in Item 5 of this Form 20-F, the consolidated financial statements and the notes thereto set out in Item 18 of this Form 20-F and other financial information included elsewhere in this Form 20-F.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of US dollars, US GAAP basis, other than share and per share information)
Income Statement Data
Revenues from mining operations	368,938	432,205	464,632	241,338	188,049
Interest and sundry income	11,721	29,230	45,915	4,996	655

	380,659	461,435	510,547	246,334	188,704

Production costs	186,862	166,104	143,753	127,365	98,168
Loss on derivative financial instruments	—	5,829	15,148	15,396	—
Exploration and corporate development	34,704	25,507	30,414	16,581	3,584
Equity loss in junior exploration company	—	—	663	2,899	2,224
Amortization	36,133	27,757	25,255	26,062	21,763
General and administrative	47,187	38,167	25,884	11,727	6,864
Provincial capital tax	5,332	3,202	3,758	1,352	423
Interest	2,952	3,294	2,902	7,813	8,205
Foreign exchange gain (loss)	77,688	(32,297)	(2,127)	(1,860)	(1,440)

Income (loss) before income and mining taxes (recoveries)	95,991	159,278	260,643	35,279	46,033
Income and mining taxes (recoveries)	22,824	19,933	99,306	(1,715)	(1,846)

Income before cumulative catch-up adjustment	73,167	139,345	161,337	36,994	47,879
Net income	73,167	139,345	161,337	36,994	47,879

Net income per share — basic	0.51	1.05	1.40	0.42	0.56

Net income per share — diluted	0.50	1.04	1.35	0.42	0.56

Weighted average number of shares outstanding — basic	144,740,658	132,768,049	115,461,046	89,029,754	85,157,476
Weighted average number of shares outstanding — diluted	145,888,728	133,957,869	119,110,295	89,512,799	85,572,031
Dividends declared per common share	0.18	0.18	0.12	0.03	0.03

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of US dollars, US GAAP basis, other than share and per share information)
Balance Sheet Data (at end of period)
Mining properties (net)	2,997,500	2,123,397	859,859	661,196	427,037
Total assets	3,378,824	2,735,498	1,521,488	976,069	718,164
Long-term debt	200,000	—	—	131,056	141,495
Reclamation provision and other liabilities	71,770	57,941	27,457	16,220	14,815
Net assets	2,517,756	2,058,934	1,252,405	655,067	470,226
Common shares	2,299,747	1,931,667	1,230,654	764,659	620,704
Shareholders' equity	2,517,756	2,058,934	1,252,405	655,067	470,226
Total common shares outstanding	154,808,918	142,403,379	121,025,635	97,836,954	86,072,779

Currency Exchange Rates

        All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. The following tables set out, in Canadian dollars, the exchange rates for the US dollar, based on the noon buying rate as reported by the Bank of Canada (the "Noon Buying Rate"). On March 25, 2009, the Noon Buying Rate was US$1.00 equals C$1.2245.

	Year Ended December 31,
	2008	2007	2006	2005	2004
High	1.2969	1.1853	1.1726	1.2704	1.3968
Low	0.9719	0.9170	1.0990	1.1507	1.1774
End of Period	1.2246	0.9881	1.1653	1.1659	1.2036
Average	1.0660	1.0748	1.1341	1.2116	1.3015

		2009		2008
	March (to March 25)	February	January	December	November	October	September
High	1.3000	1.2707	1.2741	1.2969	1.2855	1.2943	1.0796
Low	1.2245	1.2192	1.1823	1.1965	1.1499	1.0609	1.0338
End of Period	1.2245	1.2707	1.2364	1.2246	1.2372	1.2165	1.0599
Average	1.2682	1.2457	1.2263	1.2345	1.2182	1.1848	1.0583

Risk Factors

The Company is largely dependent upon its mining and milling operations at the LaRonde Mine and any adverse condition affecting those operations may have a material adverse effect on the Company.

        The Company's operations at the LaRonde Mine accounted for approximately 86% of the Company's gold production for 2008 and will continue to account for a significant portion of its gold production until the Goldex Mine and the Kittila Mine are brought into full production. Any adverse condition affecting mining or milling conditions at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations. The Company also anticipates using revenue generated by its operations at the LaRonde Mine to finance a substantial portion of the capital expenditures required at its mine development projects. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, referred to as the LaRonde Mine extension. This program involves the construction of infrastructure at depth and extraction of ore from new zones, and may present new challenges for the Company. Gold production at the LaRonde Mine above Level 245 has started to decline. The Goldex Mine and the Kittila Mine both commenced production during 2008; however, they are not expected to reach their full production rates until later in 2009. In addition, production from the Goldex Mine and the Kittila Mine in 2009 may be lower than anticipated if there are delays in achieving full production rate, and it is possible that the anticipated full production rate cannot be achieved. Unless the Company can successfully bring into production the Lapa, Pinos Altos or Meadowbank mine projects, the LaRonde Mine extension or otherwise acquire gold producing assets, the Company will be dependent on the LaRonde, Goldex and Kittila mines for production. Further, there can be no assurance that the Company's current exploration and development programs at the LaRonde Mine will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves at what is currently the Company's most significant active mining operation.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

        The construction of mining facilities and commencement of mining operations at the LaRonde Mine extension and the Lapa, Pinos Altos and Meadowbank mine projects, and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, Nunavut, Finland, Mexico and Nevada, will require substantial capital expenditures. The Company estimates that capital expenditures to complete all of its projects, as currently contemplated, will be approximately $600 million, including capital expenditures of $432 million in 2009 and $146 million in 2010. The Company's cash, cash equivalents, short-term investments and restricted cash as at March 25, 2009 was approximately $163 million. As at that date, the Company also had approximately $128 million available to be borrowed under its credit facilities. Based on current funding available to the Company and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Company will be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities or construct additional new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

The recent deterioration in the global credit and capital markets could have a material adverse impact on the Company's liquidity and capital resources.

        The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the U.S. and abroad, and may continue to deteriorate in 2009, all of which will have an impact on the availability and terms of credit and capital in the near term. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Company's liquidity and ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Company's decisions to proceed with its current mine development projects were based on a market price of gold between $400 and $450 per ounce. If the market price of gold falls below this level, the mine development projects may be rendered uneconomic and the development of the mine projects may be suspended or delayed. The prices received for the Company's byproducts (zinc, silver and copper) produced at its LaRonde Mine affect the Company's ability to meet its targets for total cash costs per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's price risk management policy, approved by the Company's board of directors (the "Board"), the Company may review this practice on a project by project basis. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk — Derivatives" for more details on the Company's use of derivative instruments. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

	2009 (to March 25)	2008	2007	2006	2005	2004
High price ($ per ounce)	957	1,011	841	725	538	454
Low price ($ per ounce)	893	712	608	525	411	375
Average price ($ per ounce)	924	872	695	604	444	409

        On March 25, 2009, the London P.M. Fix was $929 per ounce of gold.

        The assumptions that underlie the estimate of future operating results and the strategies used to mitigate the effects of risks of metals prices are set out herein and in "Item 5 Operating and Financial Review and Prospects — Outlook — Gold Production Growth" of this Form 20-F.

        Based on 2009 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in certain metal prices from 2008 market average prices are as follows:

Income per share
Gold	$0.22
Zinc	$0.04
Silver	$0.03
Copper	$0.02

        Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production from the LaRonde Mine.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, autoclave or a semi-autogenous grinding ("SAG") mill. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or there is increased dilution. In four of the last six years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to: a rock fall, production drilling challenges and lower than planned mill recoveries in 2003; higher than expected dilution in 2004; and increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005. In 2008, gold production was 276,762 ounces, down from the Company's initial estimate of 358,000 ounces. This reduction is primarily a result of delays in the commencement of production at the Goldex Mine and the Kittila Mine mainly due to delays in commissioning the Goldex production hoist and the Kittila autoclave, respectively. Occurrences of this nature in future years may result in the Company's failure to achieve current or future production estimates.

The Company may experience operational difficulties at its mine projects in Finland and Mexico.

        The Company's operations have been expanded to include a mine in Finland and a mine construction project in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operational base in Canada. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

        Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        In addition, the Company has no significant operating experience outside Canada. Finland and Mexico have significantly different laws and regulations than Canada and there exist cultural and language differences between these countries and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple international locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of the Company's operations in Canada. There can be no assurance that difficulties associated with the Company's foreign operations can be successfully managed.

The Company's mine construction projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

        The Company's production forecasts assume that production will commence at the Lapa mine project, Pinos Altos mine project, Meadowbank mine project and LaRonde Mine extension in mid-2009, the third quarter of 2009, and the first quarters of 2010 and 2011, respectively, and that the Goldex Mine and Kittila Mine will reach their full production rates by the second and third quarters of 2009, respectively. The Company's ability to achieve full production rates at its new mines and mine projects on schedule is subject to a number of risks and uncertainties. Delays in commissioning the Goldex production hoist and the Kittila autoclave resulted in anticipated 2008 gold production being reduced by approximately 81,238 ounces in aggregate.

        The LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on new infrastructure for the hauling of ore and materials to the surface, including a winze (or internal shaft) and series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

        The development of the LaRonde Mine extension and the Lapa and Pinos Altos mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits and engineering and mine design adjustments. These risks may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

The Company's total cash costs per ounce of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable.

        The Company's total cash costs per ounce of gold are dependent on a number of factors, including the exchange rate between the US dollar and the Canadian dollar or European Union euro, smelting and refining charges, production royalties and the price of gold. At the LaRonde Mine, however, the Company's total cash costs per ounce of production are primarily affected by the prices and production levels of byproduct zinc, silver and copper, the revenue from which is offset against the cost of gold production. Total cash costs per ounce from the Company's operations at the Pinos Altos mine project will be affected by the exchange rates between the US dollar and the Mexican peso and the price and production level of byproduct silver, the revenue from which will be offset against the cost of gold production. All of these factors are beyond the Company's control. If the Company's total cash costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

        Total cash costs per ounce is not a recognized measure under US GAAP, and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indicator of such performance and useful in allowing year over year comparisons. The data also reflects the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. See "Item 5 Operating and Financial Review and Prospects — Results of Operations — Production Costs" for reconciliation of total cash costs per ounce and minesite costs per tonne to their closest US GAAP measure and "Note to Investors Concerning Certain Measures of Performance" for a discussion of these non-US GAAP measures.

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

        The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed metals prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves on all of its properties, other than the Meadowbank mine project, based on, among other things, a $583 per ounce gold price (mineral reserves at the Meadowbank mine project are based on, among other things, a $699 per ounce gold price). Although monthly average gold prices have been above $583 per ounce since April 2006 and above $699 per ounce since September 2007, monthly average gold prices remained below $583 per ounce for more than 25 years prior to 2006. Prolonged declines in the market price of gold (or other applicable metals prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or other applicable metals prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

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

The Company may experience difficulties in developing or operating its Meadowbank mine project as a result of the project's remote location.

        The Company's Meadowbank mine project is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company has now completed a 110 kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay, to the Meadowbank mine project, the Company's operations at the project will be constrained by the remoteness of the project, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Some of the materials that the Company requires for the construction and operation of the Meadowbank mine project were in high demand during the pre-recession period of high activity levels in the global mining industry and some of these items currently have extended order times. If the Company cannot identify and procure suitable equipment within a timeframe that permits transporting the equipment to the project, this may result in delays to the construction schedule of the Meadowbank mine project and may also delay the start-up of mining operations and/or increase estimated costs.

        The remoteness of the Meadowbank mine project also necessitates its operation as a fly-in/fly-out camp operation which may have an impact on the Company's ability to attract and retain qualified mining personnel. If the Company is unable to attract and retain sufficient personnel or sub-contractors on a timely basis, the Company's future development plans and operations at the Meadowbank mine project may be adversely affected.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations.

        The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facilities to incur additional unsecured indebtedness provided that it complies with certain covenants, including that no default under the bank credit facilities has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness, the terms of such indebtedness are no more onerous to the Company than those under the credit facilities and such indebtedness does not require principal payments until at least 12 months following the then existing maturity date of the credit facilities. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

        The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

If the Company fails to comply with restrictive covenants in its unsecured revolving bank credit facilities, the Company's loan availability could be limited and the Company may then default under other debt agreements, which could harm the Company's business.

        The Company's recently amended unsecured revolving $300 million bank credit facility and new unsecured revolving $300 million bank credit facility each limit, among other things, the Company's ability to incur additional indebtedness, permit the creation of certain liens, make investments in a business or carry on business unrelated to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. Further, each of the bank credit facilities requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under one or both of the bank credit facilities. At March 25, 2009 there was approximately $415 million drawn under the bank credit facilities, excluding $57 million in letters of credit, and the Company anticipates that it will continue to draw on the bank credit facilities to fund part of the capital expenditures required in connection with its current development projects. If an event of default under one of the bank credit facilities occurs, the Company would be unable to draw down further on that facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and it could cause an event of default under the other credit facility. An event of default under either of the bank credit facilities may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.

        Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, leasing or other acquisitions in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

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

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. All of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2004 to January 1, 2009, the Noon Buying Rate fluctuated from a high of C$1.3968 per $1.00 to a low of C$0.9170 per $1.00. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2009 after-tax operating results, a 10% change in the US dollar/Canadian dollar exchange rate from the 2008 market average exchange rate would affect net income by approximately $0.14 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars; however, there can be no assurance that these strategies will be effective. See "Item 5 Operating and Financial Review and Prospects — Outlook — Gold Production Growth" for a description of the assumptions underlying the sensitivity and the strategies used to mitigate the effects of risks. In addition, a significant portion of the Company's expenditures at the Kittila Mine and the Pinos Altos mine project are denominated in European Union euros and Mexican pesos, respectively. Each of these currencies has fluctuated significantly against the US dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases.

        While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of byproduct revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the byproduct metal derivatives positions qualified for hedge accounting treatment under US GAAP. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk — Derivatives".

The trading price for Agnico-Eagle securities is volatile.

        The trading price of the Company's common shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of securities convertible into or exchangeable for the Company's common shares may also fluctuate significantly, which may result in losses to investors. The trading price of the Company's common shares and securities convertible into or exchangeable for common shares may increase or decrease in response to a number of events and factors, including:

  •
  changes in the market price of gold or other commodities the Company sells;

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

The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

        Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors' attestation as of December 31, 2008.

        If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares and securities convertible or exchangeable for common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

        No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

Potential unenforceability of civil liabilities and judgments.

        The Company is incorporated under the laws of the Province of Ontario, Canada. The majority of the Company's directors and officers as well as the experts named in this Form 20-F are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce U.S. judgments against the Company or these persons. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 4    INFORMATION ON THE COMPANY

History and Development of the Company

        The Company is an established Canadian gold producer with mining operations in northwestern Quebec and northern Finland, mine construction projects in northwestern Quebec, Nunavut and northern Mexico and exploration activities in Canada, Finland, Mexico and the United States. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation on June 1, 1972, the Company has produced over 5.0 million ounces of gold. For definitions of certain technical terms used in the following discussion, see "— Property, Plant and Equipment — Glossary of Selected Mining Terms".

        The Company believes that its cash costs place it among the lowest quartile of producers in the gold mining industry. In 2008, the Company produced 276,762 ounces of gold at a total cash costs per ounce of $162, that is, net of revenues received from the sale of silver, zinc and copper byproducts. For 2009, the Company expects total cash costs per ounce of gold produced to be approximately $325. These expected higher costs compared to 2008 are due to lower assumed prices for byproduct metals from the LaRonde Mine than those realized in 2008 and higher production costs associated with gold sourced from the new Goldex Mine and Kittila Mine, which commenced operations in 2008, and the new mines at the Lapa mine project and the Pinos Altos mine project, both of which are expected to commence production in 2009. Of the mines that commenced operations in 2008 or the mine projects that are expected to commence production in 2009, only the Pinos Altos mine project contains byproduct metals. See "Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-US GAAP measure total cash costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties in the Abitibi region of Quebec in which the LaRonde Mine, the Goldex Mine and the Lapa mine project are situated, with a view to increasing annual gold production and gold mineral reserves. In addition, the Company will continue exploration, development and construction at the Kittila Mine in northern Finland, the Pinos Altos mine project in northern Mexico and the Meadowbank mine project in Nunavut. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas or Europe.

        The Company operates through four regional units: the Quebec Region, the European Region, the Mexican Region and the Nunavut Region. The Quebec Region includes the LaRonde Mine, the LaRonde Mine extension project, the Goldex Mine and the Lapa mine project, each of which is held directly by the Company. The Company's operations in the European Region are conducted through its indirect subsidiary, Riddarhyttan Resources AB ("Riddarhyttan"), which indirectly owns the Kittila Mine in Finland. The Company's operations in the Mexican Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos mine project. The Nunavut Region is comprised of the Meadowbank mine project, which is held directly by the Company. In addition, the Company has an international exploration office in Reno, Nevada.

        The LaRonde Mine accounted for approximately 86% of the Company's gold production in 2008 and will account for a significant portion in the future until the Goldex Mine and the Kittila Mine (both of which commenced production in 2008) and the Lapa mine project and the Pinos Altos mine project (which are scheduled to commence production in 2009) are brought into full production. Since the commissioning of the mill in 1988, the LaRonde Mine has produced over 4.0 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 2,250 metres. Production was expanded at the LaRonde Mine to 6,350 tonnes of ore treated per day in October 2002 and the milling complex has been operating well above this level for the last five years. In May 2006, the Company initiated construction of the LaRonde Mine extension, additional infrastructure to extend the LaRonde Mine below Level 245 (previously referred to as the LaRonde II project).

        The following table sets out the date of acquisition, the date of commencement of construction and the date of initial production for the Company's new mines and mine projects.

	Date of Acquisition		Date of Commencement of Construction	Date of Initial Production
Goldex Mine	December 1993	(1)	July 2005	May 2008	(2)
Kittila Mine	November 2005		June 2006	September 2008
Lapa mine project	June 2003	(1)	June 2006	Second quarter of 2009	(3)
Pinos Altos mine project	March 2006		August 2007	Third quarter of 2009	(3)
Meadowbank mine project	April 2007		Pre-April 2007	First quarter of 2010	(3)

Notes:

(1)
Date when 100% ownership was acquired.

(2)
Commenced commercial production on August 1, 2008.

(3)
Estimated.

        The Company's exploration program focuses primarily on the identification of new mineral reserve, mineral resource and development opportunities in proven gold producing regions. Current exploration activities are concentrated in northwestern Quebec, Nunavut, northern Finland, northern Mexico and Nevada. Several other projects were evaluated during the year in different countries where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. The Company currently manages several projects which it owns or has an interest in. Currently, the Company manages 75 properties in eastern, central and western Canada, seven properties in Nevada and Idaho in the United States, three properties in Finland and four properties in Mexico. Until recently, all of the exploration activities have been managed from offices in Val d'Or, Quebec and Reno, Nevada. Since 2006, the Company opened administrative offices in Chihuahua, Mexico, in Helsinki and Kittila, Finland and in Vancouver, British Columbia for exploration and project evaluation.

        In addition, the Company continuously evaluates opportunities to make strategic acquisitions. In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan, a Swedish precious and base metals exploration and development company that was at the time listed on the Stockholm Stock Exchange. In November 2005, the Company completed a tender offer (the "Riddarhyttan Offer") for all of the issued and outstanding shares of Riddarhyttan that it did not own. The Company issued 10,023,882 of its shares and paid and committed an aggregate of $5.1 million cash as consideration to Riddarhyttan shareholders in connection with the Riddarhyttan Offer. The Company, through wholly-owned subsidiaries, currently holds

100% of Riddarhyttan. Riddarhyttan, through its wholly-owned subsidiary, Agnico-Eagle AB, is the 100% owner of the Kittila Mine, located approximately 900 kilometres north of Helsinki near the town of Kittila in Finnish Lapland.

        In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos property in northern Mexico. The Pinos Altos property is comprised of approximately 11,000 hectares in the Sierra Madre gold belt, approximately 225 kilometres west of the city of Chihuahua in the state of Chihuahua in northern Mexico. In February 2006, the Company exercised the option and the Company acquired the Pinos Altos property on March 15, 2006. Under the terms of the exploration and option agreement, the purchase price of $66.8 million was comprised of $32.5 million in cash and 2,063,635 shares of the Company.

        In February 2007, the Company announced that it had signed an agreement with Cumberland Resources Ltd. ("Cumberland"), a pre-production development stage company listed on the Toronto Stock Exchange (the "TSX") and American Stock Exchange, under which the Company agreed to make an exchange offer for all of the outstanding shares of Cumberland not already owned by the Company. In May 2007, the Company announced that it had acquired over 92% of the issued and outstanding shares of Cumberland that it did not previously own and, in July 2007, the Company completed the acquisition of all Cumberland shares by way of a compulsory acquisition. The Company issued 13,768,510 of its shares and paid $8.6 million cash as consideration to Cumberland shareholders in connection with its acquisition of Cumberland.

        In 2008, the Company's capital expenditures were $909 million. The 2008 capital expenditures included $75 million at the LaRonde Mine (which was comprised of $38 million of sustaining capital expenditures and $37 million comprised mostly of expenditures on the LaRonde Mine extension), $53 million at the Goldex Mine, $196 million at the Kittila Mine, $89 million at the Lapa mine project, $176 million at the Pinos Altos mine project and $314 million at the Meadowbank mine project. In addition, the Company spent $35 million on exploration activities at the Company's grassroots exploration properties. Budgeted 2009 exploration and capital expenditures of $454 million include $68 million at the LaRonde Mine (including $33 million on sustaining capital expenditures and $40 million on the LaRonde Mine extension), $17 million at the Lapa mine project, $125 million at the Pinos Altos project and $155 million at the Meadowbank mine project. No capital expenditures have been budgeted for 2009 in respect of the Goldex Mine or the Kittila Mine. In addition, the Company plans exploration expenditures on grassroots exploration projects of approximately $32 million. The financing for these expenditures is expected to be from internally generated cash flow from operations, from the Company's existing cash balances and from drawdowns of the Company's bank credit facilities. Depending on the success of the exploration programs at these and other properties, the Company may be required to make additional capital expenditures for exploration, development and pre-production.

        Capital expenditures by the Company in 2007 and 2006 were $523 million and $149 million, respectively. The 2007 capital expenditures included $87 million at the LaRonde Mine (which was comprised of $34 million of sustaining capital expenditures and $53 million comprised mostly of expenditures on the LaRonde Mine extension and the ramp below Level 215), $105 million at the Goldex Mine, $94 million at the Kittila Mine, $29 million at the Lapa mine project and $170 million at the Meadowbank mine project. In 2006, these capital expenditures included $47 million at the LaRonde Mine (including the LaRonde Mine extension), $62 million at the Goldex Mine and $14 million at the Lapa mine project.

        The Company was formed by articles of amalgamation under the laws of the Province of Ontario on June 1, 1972, as a result of the amalgamation of Agnico Mines Limited ("Agnico Mines") and Eagle Gold Mines Limited ("Eagle"). Agnico Mines was incorporated under the laws of the Province of Ontario on January 21, 1953 under the name "Cobalt Consolidated Mining Corporation Limited". Eagle was incorporated under the laws of the Province of Ontario on August 14, 1945.

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

        On August 1, 2007, the Company, Agnico-Eagle Acquisition Corporation, Cumberland and a wholly-owned subsidiary of Cumberland, Meadowbank Mining Corporation, amalgamated under the laws of the Province of Ontario and continued under the name of Agnico-Eagle Mines Limited.

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

Business Overview

        The Company believes that it has a number of key operating strengths that provide distinct, competitive advantages.

        Operations in Mining-Friendly Regions.    The Company and its predecessors have over three decades of continuous gold production experience and expertise in metals mining. The Company's operations and exploration and development projects are located in regions that are supportive of the mining industry. Two of the Company's producing mines and two of its construction projects are located in northwestern Quebec, one of North America's principal gold-producing regions. The Company's Kittila Mine in northern Finland, Pinos Altos mine project in northern Mexico and Meadowbank mine project in Nunavut are located in regions which the Company believes are also supportive of the mining industry.

        Low-Cost, Efficient Producer.    The Company believes that its cash costs place it among the lowest quartile of producers in the gold mining industry, with total cash costs per ounce of gold produced at $162 for 2008. These relatively low cash costs are attributable not only to the byproduct revenues from the LaRonde Mine but also to economies of scale afforded by the Company's large single shaft mine at the LaRonde Mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low-cost producer status.

        Strong Operating Base.    The Company's existing operations at the LaRonde Mine provide a strong economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its projects in Nunavut, Finland and Mexico. The experience gained through building and operating the LaRonde Mine has assisted with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine is expected to support the nearby Goldex Mine and Lapa mine project, and the construction of infrastructure to access the deposits at the LaRonde Mine extension.

        Highly Experienced Management Team.    The Company's senior management team has an average of approximately 20 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Mine is expected to benefit the Company's current expansion program in Quebec, Nunavut, Finland and Mexico.

        Leverage Mining Experience.    The Company believes it can benefit not only from the existing infrastructure at its mines but also from the geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Mine to each of its existing and future properties.

        Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, Nunavut, Finland and Mexico with a view to increasing annual gold production and gold reserves.

        Expand Gold Reserves.    The Company is conducting drilling programs at all of its properties with a goal of further increasing its gold reserves. In 2008, on a contained gold ounces basis, the Company increased its gold reserves to 18.1 million ounces, an increase of 8% over December 31, 2007 levels, including the replacement of 276,762 ounces of gold mined.

        Growth Through Primary Exploration and Acquisitions.    The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company believes that it has been able to acquire control of exploration properties at favourable prices. The Company's property acquisition strategy has evolved to include joint ventures and partnerships and the acquisition of development and producing properties.

Mining Legislation and Regulation

Canada

        The mining industry in Canada operates under both federal and provincial or territorial legislation governing prospecting and the exploration, development, operation and decommissioning of mines and mineral processing facilities. Such legislation relates to the method of acquisition and ownership of mining rights, labour, occupational or worker health and safety standards, royalties, mining, exports, reclamation, closure and rehabilitation of mines and other matters.

        The mining industry in Canada is also subject to extensive laws and regulations at both the federal and provincial or territorial levels concerning the protection of the environment. The primary federal regulatory authorities with jurisdiction over the Company's mining operations in respect of environmental matters is the Department of Fisheries and Oceans (Canada) and Environment Canada. The construction, development and operation of a mine, mill or refinery requires compliance with applicable environmental laws and regulations and/or review processes, including obtaining land use permits, water permits, air emissions certifications, industrial depollution attestations, hazardous substances management and similar authorizations from various governmental agencies. Environmental laws and regulations impose high standards on the mining industry to reduce or eliminate the effects of waste generated by mining and processing operations and subsequently deposited on the ground or affecting the air or water. Laws and regulations regarding the decommissioning, reclamation and rehabilitation of mines may require approval of reclamation plans, provision of financial guarantees and long-term management of closed mines.

Quebec

        In Quebec, mining rights are governed by the Mining Act (Quebec) and, subject to limited exceptions, are owned by the province. A mining claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. In order to retain title to mining claims, in addition to paying a small bi-annual rental fee, exploration work (or an equivalent value cash payment) has to be completed in advance (either on the claim or on adjacent mining claims, concessions or leases) and filed with the Ministry of Natural Resources and Wildlife (Quebec). The amount of exploration work (and bi-annual rental fee) required bi-annually currently ranges from C$48 to C$3,600 per claim depending on its location, area and period of validity (the rate is fixed by Quebec government regulations). In 1966, the mining concession system set out for lands containing mineralized zones in the Mining Act (Quebec) was replaced by a system of mining leases but the mining concessions sold prior to such replacement remain in force. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land, providing it pays the annual rent set by Quebec government regulations, which currently ranges from C$20 per hectare (on privately held land) to C$41 per hectare (on land owned by the province). Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of 10 years. After the third renewal, the Minister of Natural Resources and

Wildlife (Quebec) may grant an extension thereof on the conditions for the rental and for the term he or she determines.

        In Quebec, the primary provincial regulatory authorities with jurisdiction over the Company's mining operations in respect of environmental matters are the Ministry of Sustainable Development, Environment and Parks (Quebec) and the Ministry of Natural Resources and Wildlife (Quebec).

Nunavut

        As a result of the Nunavut Land Claims Agreement (the "Land Claims Agreement") of July 1993, ownership of large tracts of land was granted to the Inuit. These Inuit owned lands include areas with high mineral potential. Further, as a result of other rights granted to the Inuit in the Land Claims Agreement, managerial responsibility with respect to natural resources and environment in Nunavut is shared between the federal government and Inuit organizations. Under the Land Claims Agreement, the Inuit own surface rights to certain lands representing approximately 16% of Nunavut. For a portion of the Inuit owned lands representing approximately 2% of Nunavut, the Inuit also own mineral (subsurface) rights in addition to the surface rights.

        In Nunavut, the Crown's mineral rights are administered by the Department of Indian and Northern Affairs (Canada) in accordance with the Northwest Territories and Nunavut Mining Regulations (the "Territorial Mining Regulations") under the Territorial Lands Act (Canada). The Inuit mineral rights in subsurface Inuit owned lands are owned and administered by Nunavut Tunngavik Incorporated ("Nunavut Tunngavik"), a corporation representing the Inuit people of Nunavut.

        Future production from Nunavut Tunngavik-administered mineral claims is subject to production leases which include a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Territorial Mining Regulations.

        The Kivalliq Inuit Association (the "KIA") is the Inuit organization that holds surface rights to the Inuit owned lands in the Kivalliq region and is responsible for administering surface rights on these lands on behalf of the Inuit of the region. In order to conduct exploration work on Inuit owned lands, the Company is required to submit a project proposal or work plan. Such a proposal is subject to approval by the KIA for surface land tenure and to review by other boards established by the Land Claims Agreement to determine environmental effects and, if needed, to grant water rights. Federal and territorial government departments participate in the reviews conducted by these boards. For mine development, the Company will require a surface lease and water compensation agreement with the KIA and a licence for the use of water, including the deposit of waste.

        During mine construction and operations, the Company will be subject to additional Nunavut and federal government regulations related to environmental, safety, fire and other operational matters.

Finland

        Mining legislation in Finland consists of the Mining Act and the Mining Decree, which are currently being amended. Initial proposed amendments to the Mining Act were released in October 2008 with the aim that a revised Mining Act would come into force in 2011. However, the process of amending the Mining Act is still in its early stages and it is not yet clear what effects, if any, possible planned amendments to the Mining Act would have on the Company's operations in Finland.

        In Finland, any corporation having its principal place of business or central administration within the European Economic Area is entitled to the same rights to carry out prospecting, to stake a claim and to exploit a deposit as any Finnish citizen or corporation.

        In general, prospecting does not require any special licence from the authorities, except under certain circumstances as set out in the Mining Act. If there are no impediments to granting a claim, the Ministry of Employment and the Economy (the "MEE") is obliged to grant the applicant a prospecting licence, which is required if the prospector wishes to examine the area in order to determine the size and scope of the deposit. A prospecting licence is in force for one to five years, depending on the scope of the search for mineable minerals, and the MEE has no power of discretion as to the material merits of the mining operation.

        In order to obtain the rights to the mineable minerals located on a claim, the claimant must apply to the MEE for the appropriation of a mining patent. When the mining patent procedure has become final regarding all matters other than compensation, the MEE must issue the mining operator a mining certificate which gives the holder the right to fully exploit all mineable minerals found in the mining patent.

        Mining operations must be carried out in accordance with laws and regulations concerning conservation and environmental protection issues. Under the Environmental Protection Act, mining activities require an environmental permit which is issued either for a definite or indefinite period of time. The Environmental Protection Act is based on the principles of prevention and minimization of damages and hazards, application of the best available technology, application of the best environmental practice and "polluter pays".

        The Act on Compensation for Environmental Damage includes provisions on the compensation for damage to a person or property resulting from pollution of water, air or soil, noise, vibration, radiation, light, heat or smell, or other similar nuisance, caused by an activity carried out at a fixed location. This Act is based on the principle of strict liability.

        In addition to the environmental permit, mining operators require several other permits and obligations under environmental protection legislation.

        According to the Land Use and Building Act, the buildings and construction required in mining require building permits. Furthermore, according to the Act on Environmental Impact Assessment Procedure, certain projects always require compliance with an environmental impact assessment procedure. These include major projects with a considerable impact on the environment, such as the excavation, enrichment and handling of metals and other minerals in cases where the excavated material is estimated to exceed 550,000 tonnes annually. A permit authority may not give its approval to an activity covered by the scope of the Act on the Environmental Impact Assessment Procedure without having taken an environmental impact assessment report into consideration.

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

        Concessions are for 50 years, renewable once. The main obligations to keep concessions current are the semi-annual payment of mining duties (taxes), based on the surface area of the concession, and the performance of work in the areas covered by the concessions, which is evidenced by minimum expenditures or by the production of ore.

Organizational Structure

        The Company's significant subsidiaries (all of which are wholly-owned, unless otherwise indicated) are Riddarhyttan, 1715495 Ontario Inc., which owns all of the shares of Agnico-Eagle Sweden AB, a Swedish company through which the Company holds its interest in Riddarhyttan, and Agnico-Eagle AB, a Swedish company through which Riddarhyttan holds its interest in the Kittila Mine. In addition, the Company's interest in the Pinos Altos mine project in northern Mexico is held through its wholly-owned Mexican subsidiary, Agnico Eagle Mexico S.A. de C.V., which is owned, in part, by 1641315 Ontario Inc. The Company's only other significant subsidiaries are Agnico-Eagle (Delaware) LLC, Agnico-Eagle (Delaware) LLC II and Agnico-Eagle (Delaware) LLC III, each a limited liability company organized under the laws of Delaware. The LaRonde Mine (including the LaRonde Mine extension), the Goldex Mine, the Lapa mine project and the Meadowbank mine project are owned directly by the Company.

        The Company's wholly-owned subsidiaries Servicios Agnico Eagle Mexico, S.A. de C.V. and Servicios Pinos Altos, S.A. de C.V. provide services in connection with the Company's operations in Mexico. Riddarhyttan Resources Oy provides services in connection with the Company's operations at the Kittila Mine in Finland. The Company's operations in the United States are conducted through Agnico-Eagle (USA) Limited.

        In addition, the Company has an approximate 15.8% interest in Stornoway Diamond Corporation ("Stornoway"), a TSX listed diamond exploration company, organized under the laws of British Columbia. See "Item 7 Major Shareholders and Related Party Transactions — Related Party Transactions".

        The following chart sets out the corporate structure of the Company together with the jurisdiction of organization of each of the Company's subsidiaries as at March 25, 2009:

Agnico-Eagle Organizational Chart

Property, Plant and Equipment

Location Map of the Abitibi Region

LaRonde Mine

        The LaRonde Mine is situated approximately 60 kilometres west of the City of Val d'Or in northwestern Quebec (approximately 650 kilometres northwest of Montreal, Quebec) in the municipalities of Preissac and Cadillac. At December 31, 2008, the LaRonde Mine was estimated to contain proven mineral reserves of approximately 362,000 ounces of gold comprised of 4.1 million tonnes of ore grading 2.76 grams per tonne and probable mineral reserves of 4.6 million ounces of gold comprised of 31.7 million tonnes of ore grading 4.52 grams per tonne. The Company's LaRonde Mine consists of the LaRonde property and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine can be accessed either from Val d'Or in the east or from Rouyn-Noranda in the west, which are located approximately 60 kilometres from the LaRonde Mine via Quebec provincial highway No. 117. The LaRonde Mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde Mine. The elevation is 337 metres above sea level. All of the LaRonde Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. Water used in the LaRonde Mine's operations is sourced from Lake Preissac and is transported approximately four kilometres to the mine site through a surface pipeline.

        The LaRonde Mine operates under mining leases obtained from the Ministry of Natural Resources and Wildlife (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and Parks (Quebec). The LaRonde property consists of 35 contiguous mining claims and one provincial mining lease and covers in total approximately 884.1 hectares. The El Coco property consists of 22 contiguous mining claims and one provincial mining lease and covers in total approximately 356.7 hectares. The Terrex property consists of 20 mining claims that cover in total approximately 408.4 hectares. The mining leases on the LaRonde and El Coco properties expire in 2018 and 2021, respectively, and are automatically renewable for three further ten-year terms upon payment of a small fee. The Company also has two surface rights leases that cover in total approximately 122.3 hectares that relate to the water pipeline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

Location Map of the LaRonde Mine

        The LaRonde Mine includes underground operations at the LaRonde and El Coco properties that can both be accessed from the Penna Shaft, a mill, treatment plant, secondary crusher building and related facilities. The El Coco property is subject to a 50% net profits interest in favour of Barrick Gold Corporation ("Barrick") on future production from approximately 500 metres east of the LaRonde property boundary. The remaining 1,500 metres is subject to a 4% net smelter return royalty. This area of the property is now substantially mined out and the Company has not paid royalties since 2004 and does not expect to pay royalties in 2009. In 2003, exploration work started to extend outside of the LaRonde property on to the Terrex property where a down plunge extension of the 20 North gold zone was discovered. The Terrex property is subject to a 5% net profits royalty to Delfer Gold Mines Inc. and a 2% net smelter return royalty to Barrick. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property.

        In 2009, payable gold production at the LaRonde Mine is expected to decline to approximately 203,000 ounces, and total cash costs per ounce are expected to be approximately $295. Over the 2009 through 2018 period, total cash costs per ounce are expected to average $315, with average gold production of 310,000 ounces annually.

        The climate of the region is continental with average annual rainfall of 64 centimetres and average annual snowfall of 318 centimetres. The average monthly temperatures range from a minimum of -23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year round without interruption due to weather conditions. The Company believes that the Abitibi region of northwestern Quebec has sufficient experienced mining personnel to staff its operations at the LaRonde Mine.

Mining and Milling Facilities

        The LaRonde Mine was originally developed utilizing a 1,207 metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to the Level 25 of Shaft #1 and then continues down to Level 242 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 to a depth of 525 metres and was used to mine Zones 6 and 7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to

Level 6 (approximately 280 metres). A third shaft (the Penna Shaft), located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 7 and 6. As part of the LaRonde Mine extension, the Company is currently sinking an 835 metre internal shaft from Level 215 to access the ore below Level 245. At December 31, 2008, this internal shaft extended 420 metres below Level 215 and will eventually reach a total depth of 835 metres below Level 215, or 2,880 metres below surface.

Mining Methods

        Four mining methods have historically been used at the LaRonde Mine: open pit for the three surface deposits, sublevel retreat, longitudinal retreat with cemented backfill and transverse open stoping with both cemented and unconsolidated backfill. The primary source of ore at the LaRonde Mine continues to be from underground mining methods. During 2008, two mining methods were used: longitudinal retreat with cemented backfill and transverse open stoping with both cemented and unconsolidated backfill. In the underground mine, sublevels are driven at 30 metre and 40 metre vertical intervals, depending on the depth. Stopes are undercut in 15 metre panels. In the longitudinal method, panels are mined in 15 metre sections and backfilled with 100% cemented rock fill or paste fill from the paste backfill plant completed in 2000 and located on the surface at the processing facility. In the transverse open stoping method, 50% of the ore is mined in the first pass and filled with cemented rock fill or paste fill. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock fill or cemented paste backfill.

Surface Facilities

        Surface facilities at the LaRonde Mine include a processing plant with a daily capacity of 7,200 tonnes of ore, which has been expanded four times since 1987 from the original rate of 1,630 tonnes per day. Beginning in 1999, transition to the LaRonde Mine poly-metallic massive sulphide ore body required several modifications to the processing plant which consisted of a new coarse ore handling system, new SAG and ball mill, the addition of a zinc flotation circuit and capacity increases to the existing copper flotation and precious metals circuits. In 2008, the installation of a limited copper/lead separation flotation circuit, following the copper flotation circuit, was completed. Also in 2008, operation of a small cyanidation plant, for the treatment of sulphide concentrate from the Goldex Mine, began. LaRonde has also been selected to be the site for the Lapa mine project ore processing plant (1,500 tonnes per day), which the Company expects will be commissioned in the second quarter of 2009.

        Annual production at the LaRonde mill consists of approximately 60,000 tonnes of copper concentrate, up to 5,000 tonnes of lead concentrate and 150,000 tonnes of zinc concentrate. Gold recovery at the LaRonde Mine is distributed approximately 75% in the copper concentrate, 1% in the lead concentrate, 6% in the zinc concentrate and 18% in the refinery.

Mineral Recoveries

        During 2008, gold and silver recovery averaged 90.3% and 86.5%, respectively. Zinc recovery averaged 87.7% with a concentrate quality of 54.6% zinc. Copper recovery averaged 86.4% with a concentrate quality of 12% copper. Over 2.64 million tonnes of ore were processed averaging 7,210 tonnes of ore per day at 94.2% of available time.

        The following table sets out the metal recoveries, concentrate grades and contained metals for the 2.64 million tonnes of ore extracted by the Company at the LaRonde Mine in 2008.

		Copper Concentrate (62,502 tonnes produced)		Zinc Concentrate (141,846 tonnes produced)		Lead Concentrate (1,025 tonnes produced)
	Head Grades							Dore Produced	Overall Metal Recoveries	Payable Production
		Grade	Recovery	Grade	Recovery	Grade	Recovery
Gold	2.82 g/t	80.4 g/t	67.50%	2.65 g/t	5.06%	84.2 g/t	1.16%	39,874 oz	90.28%	216,209 oz
Silver	64.37 g/t	1,563 g/t	57.51%	159.4 g/t	13.31%	2916 g/t	1.76%	625,722 oz	86.47%	4,068,656 oz
Copper	0.33%	12.07%	85.91%	—	—	—	—	—	86.40%	6,922 t
Lead	0.38%	—	—	—	—	56.59%	5.84%	—	72.54%	554 t
Zinc	3.35%	—	—	54.6%	87.74%	—	—	—	87.74%	65,755 t

Environmental Matters

        Currently, water is treated at various facilities at the LaRonde Mine operations. Water contained in the tailings to be used as underground backfill is treated to degrade cyanide using a sulphur dioxide and air process. The tailings entering the tailings pond are first decanted and the clear water subjected to natural cyanide degradation. This water is then transferred to sedimentation pond #1 to undergo a secondary treatment at a plant located between tailings ponds #1 and #2 that uses a peroxy-silica process to destroy cyanide, lime and coagulant to precipitate metals. The tailings pond occupies an area of about 120 hectares. Waste rock that is not used underground for backfill is brought up to surface and stored in close proximity to the tailings pond to be used for raising the dykes around the ponds. A waste rock pile containing approximately 1.3 million tonnes of waste and occupying about nine hectares is located west of the mill. Due to the high sulphur content of the LaRonde ore, the Company has experienced toxicity issues in the tailings ponds since the 1990's. These problems resulted in governmental notices of infraction, as recently as 2005, and required investment in several treatment mechanisms. Since introducing and optimizing a biological treatment plant, the treatment process is now stable and the effluent has remained non-toxic since 2006. A Certificate of Authorization was granted by the Ministry of Sustainable Development, Environment and Parks (Quebec) in 2006 to carry out an ammonia stripping operation of an effluent partially treated by the biological treatment plant. This allowed an increase in treatment flowrate, while keeping the final effluent toxicity free. The Certificate of Authorization was renewed in 2007 for an indefinite period. In addition, water from mine dewatering and drainage water are treated to remove metals prior to discharge at a lime treatment plant located at the LaRonde mill.

Capital Expenditures

        In 2006, the Company initiated construction to extend the infrastructure at the LaRonde Mine to access the ore below Level 245, referred to as the LaRonde Mine extension. The LaRonde Mine extension is expected to begin contributing to production in 2011. The LaRonde Mine extension infrastructure includes a new 835 metre internal shaft starting from Level 203, to a total depth of approximately 2,880 metres. A ramp will be used to access the lower part of the ore body (to 3,110 metres in depth). The internal winze system will be used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below surface, where it will be transferred to the Penna Shaft hoist. Excavation of the underground mining facilities is in progress and, as of December 31, 2008, the shaft has been sunk to a depth of 2,570 metres.

        Capital expenditures at the LaRonde Mine during 2008 were approximately $75 million, which included $38 million on sustaining capital expenditure and $37 million comprised mostly of expenditures on the LaRonde Mine extension. Budgeted 2009 capital expenditures at the LaRonde Mine are $64 million, including $24 million on sustaining capital expenditures and $40 million on the LaRonde Mine extension, which will consist mostly of shaft sinking and upgrades to the ventilation system. Total capital cost of construction of the LaRonde Mine extension is estimated to be $235 million, of which the Company had incurred $97 million by the end of 2008.

Development

        In 2008, a total of 11,324 metres of lateral development was completed. Development was focused on stope preparation of mining blocks for production in 2008 and 2009, especially the preparation of the lower mine production horizon. A total of 638 metres of development work was completed for the LaRonde Mine extension mainly for ventilation infrastructure. This development work also included construction work on the ramp to access the LaRonde Mine extension, that is the portion of the mine below Level 245.

        A total of 11,620 metres of lateral development is planned for 2009. The main focus of development work continues to be stope preparation. The Company plans to develop and prepare the access to Zone 20 South down to Level 245. For the LaRonde Mine extension, a total of 2,120 metres of development is planned mainly to continue the ramp access below Level 245, to complete infrastructure around the new shaft and for future ventilation infrastructure. A total of 304 metres of shaft sinking is planned for 2009.

Geology, Mineralization and Exploration

Geology

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

        The geology that underlies the LaRonde Mine consists of three east-west trending, steeply south dipping and generally southward facing regional lithological units (geological groups). The units are, from north to south: (i) 400 metres of the Kewagama Group, which is made up of a thick band of interbedded wacke; (ii) 1,500 metres of the Blake River Group, a volcanic assemblage which hosts all the known economic mineralization on the property; and (iii) 500 metres of the Cadillac Group, made up of a thick band of wacke interbedded with pelitic schist and minor iron formation.

        Zones of strong sericite and chlorite alterations, which enclose massive to disseminated sulphide mineralization (in which gold, silver, copper and zinc are mined at the LaRonde Mine), follow steeply dipping, east-west trending, anastomosing shear zone structures within the Blake River Group volcanic units from east to west across the property. These shear zones comprise a larger structure, the Doyon-Dumagami Structural Zone, that hosts several important gold occurrences (including the Doyon gold mine and the former Bousquet mines) and has been traced for over 10 kilometres within the Blake River Group from the LaRonde Mine westward to the Mouska gold mine.

Mineralization

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

        The Company believes that Zone 20 North is one of the largest gold bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. Zone 20 North contains the majority of the mineral reserve and resource at the LaRonde Mine, including 34,158,575 tonnes of proven and probable reserves grading 4.37 grams per tonne, representing 95% of the total proven and probable reserve at LaRonde, 5,263,322 tonnes of measured and indicated resource grading 1.61 grams per tonne, representing 83% of the total measured and indicated resource at LaRonde and 4,627,096 tonnes of inferred resource grading 6.08 grams per tonne, representing 94% of the total inferred resource at LaRonde.

        Zone 20 North initially occurs at a depth of 700 metres below surface and has been traced down to a depth of 3,100 metres below surface, and is still opened at depth. With increased access on the lower levels of the mine (i.e., Levels 170, 194, 215, 224 and 239), the transformation from a "zinc/silver" ore body to a "gold/copper" deposit continued during 2008.

        Zone 20 North can be divided into an upper zinc/silver-enriched zone and a lower gold/copper-enriched zone. The zinc zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 900 metres, with thicknesses varying from three metres to 40 metres. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. This is the same historical relationship noted at Shaft #1's Main Zone. At depth, the massive sulphide lens becomes richer in gold and copper. During 2008, 2.4 million tonnes of ore grading 2.69 grams of gold per tonne, 66.7 grams of silver per tonne, 0.33% copper, 3.41% zinc and 0.39% lead were mined from Zone 20 North.

Exploration

        The combined tonnage of proven and probable mineral reserves at the LaRonde Mine for year-end 2008 is 35.8 million tonnes which represents a 4% increase in the amount compared to year-end 2007. This mineral reserve includes the replacement of 2.6 million tonnes that were mined in 2008. The Company's ability to sustain its level of proven and probable mineral reserves was primarily due to continued successful exploration results at depth as well as the increase in the three-year average metals prices used for the year-end 2008 estimates.

        The 2008 LaRonde Mine exploration program was a continuation of the diamond drilling from the Level 215 exploration drift, approximately 2,150 metres below the surface. This drift was extended west of the Penna Shaft in 2007 and 2008 and provides access for deep drilling along 2,000 metres of the Bousquet-LaRonde stratigraphy. Much of the 2008 drilling was undertaken to continue exploration to the west, below and in the deep extension of the Bousquet II deposit. Another important focus of the drilling was to start exploration at the eastern edge of the orebody. Most of the exploration work was done between 2,000 and 3,000 metres below surface. Systematic drilling along the Bousquet stratigraphy has been successful in the past, notably the discovery of the LaRonde deposit. Finally, some in-fill drilling was also completed within selected areas of the resource envelope below Level 245 to confirm continuity. In addition, some definition and delineation drilling was completed to assist in final mining stope design, mainly of Zone 20 North.

        In 2008, a total of 245 holes were drilled on the LaRonde property for a total length of 28,039 metres, compared to 195 holes for a total length of 35,319 metres in 2007. Of the drilling in 2008, 178 holes (10,323 metres) were for production stope delineation, 53 holes (7,628 metres) were definition drilling and 14 holes (10,088 metres) were for deep exploration (below Level 245). In 2007, 136 holes (8,587 metres) were for production stope delineation, 27 holes (6,052 metres) were definition drilling and 32 holes (20,680 metres) were for deep exploration (below Level 245). Expenditures on diamond drilling at the LaRonde Mine during 2008 were approximately $4.2 million, including $1.3 million in definition and delineation drilling expenses charged to operating costs at the LaRonde Mine. Expenditures on exploration in 2008 were $2.9 million and are expected to be $1.5 million in 2009.

        Zone 20 North was the main focus of the drilling completed in 2008. The results of 2008 in-fill drilling in Zone 20 North below Level 245, combined with the higher metal prices used for the 2008 year-end reserve and resource estimate, contributed to an increase of probable mineral reserves of 207,027 ounces of gold (2.6 million tonnes of ore grading 2.47 grams of gold per tonne) below Level 245.

        In 2006 and 2007, step-out drilling west of the known resource-reserve envelope below Level 245 had intersected anomalous results along the Zone 20 North horizon underneath and in the deep extension from the Bousquet II deposit. In 2008, the Company extended the Level 215 exploration drift by approximately 341 metres to provide access for the continuation of exploration drilling further west of the current reserves below Level 245. Unfortunately, the grades encountered in this area have been lower than the grades encountered in 2006-2007 drilling.

Goldex Mine

        The Goldex Mine, which commenced commercial production in August 2008, is located in the municipality of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde Mine. At December 31, 2008, the Goldex Mine was estimated to contain proven mineral reserves of approximately 27,222 ounces comprised of 0.4 million tonnes of ore grading 1.95 grams per tonne and probable mineral reserves of 1.54 million ounces of gold comprised of 23.4 million tonnes of ore grading 2.05 grams per tonne.

Location Map of the Goldex Mine

        The Goldex Mine is accessible by provincial highway. The elevation is approximately 302 metres above sea level. All of the Goldex Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. All of the water required at the Goldex Mine is sourced directly by aqueduct from the Thompson River immediately adjacent to the mine or through recirculation of water from the surface pond and the auxiliary tailings pond.

        The Goldex Mine operates under a mining lease obtained from the Ministry of Natural Resources and Wildlife (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and Parks (Quebec). The Goldex property, which the Company has a 100% working interest in, consists of 20 contiguous mining claims and one provincial mining lease, covering an aggregate of approximately 273.3 hectares, and is made up of three blocks: the Probe block (122.7 hectares); the Dalton block (10.4 hectares); and the Goldex Extension block (140.2 hectares). The claims are renewable every second year upon payment of a small fee. The mining lease expires in 2028 and is automatically renewable for three further ten-year terms upon payment of a small fee. The Company also has one lease covering 418.5 hectares of surface rights that are used for the auxiliary tailings pond. This lease is renewable annually upon payment of a small fee.

        The Goldex Mine includes underground operations that can be accessed from two shafts, a processing plant, an ore storage facility and other related facilities. The Goldex Extension zone, which is the gold deposit on which the Company is focusing its exploration, development and production efforts, was discovered in 1989 on the Goldex Extension block (although the Company believes a small portion of the Goldex Extension deposit occurs on the Dalton and Probe blocks). As production has commenced on the Goldex Mine, under an option agreement between the Company, Goldex Mines Limited (a predecessor to the Company) and the estate of John Michael Dalton Jr. (the "Dalton Estate"), on the exercise of the option and the payment of an aggregate of $500 to the Company, the Company will issue 18,000 shares of the Company to the beneficiaries of the Dalton Estate. Probe Mines Ltd. holds a 5% net smelter return royalty interest on the Probe block. In 2008, exploration work started on the Main zone located on the Probe property block to the west of the current mining area.

        The climate of the Abitibi region of northwestern Quebec, where the Goldex Mine is located is continental with average annual rainfall of 64 centimetres and average annual snowfall of 318 centimetres. The average monthly temperatures range from a minimum of -23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year round without interruption due to weather conditions. The Company believes that the Abitibi region has sufficient experienced mining personnel to staff its operations at the Goldex Mine.

        In 1997, the Company completed a mining study that showed that the deposit was not economically viable to mine at the then prevailing gold price using the mining approach chosen and drill-hole indicated grade. The property was placed on a care and maintenance basis and the workings were allowed to flood. In February 2005, a new reserve and resource estimate was completed for the Goldex Extension Zone which, coupled with a revised feasibility study, led to a probable reserve estimate of 1.6 million ounces of gold contained in 20.1 million tonnes of ore grading 2.54 grams of gold per tonne. The Goldex Extension Zone resource model was revised and, in March 2005, the Company approved a revised feasibility study and the construction of the Goldex Mine. The Goldex Mine is anticipated to produce approximately 165,000 ounces of gold in 2009 at estimated total cash costs per ounce of approximately $311. Over the period of 2009 through 2017, total cash costs per ounce are estimated to average approximately $270 with average gold production of approximately 160,000 ounces annually. The Company is currently preparing a scoping study to assess the feasibility of increasing the designed daily production rate at the Goldex Mine from 6,900 tonnes per day to at least 8,000 tonnes per day.

Mining and Milling Facilities

        At the time the Company commenced construction of the Goldex Mine, the surface facilities included a headframe, a hoistroom, a surface building containing a mechanical shop, a warehouse and an office. In addition, the Goldex property had a 790-metre deep shaft (Shaft #1), which provides access to underground workings. Shaft #1 is predominantly used to hoist waste rock from development activities.

        The sinking of the new production shaft was completed in 2007. The new shaft (Shaft #2) is a 5.5-metre diameter shaft with a 20-inch concrete lining and is used for ventilation as well as hoisting services. Shaft #2 is 865 metres deep and includes five stations. A refurbished friction hoist was installed for production and service duties, and an auxiliary hoist was installed for emergency and personnel service. The production hoist is equipped with one cage per skip and one skip. Each skip has a 20 metric tonne capacity, and the shaft can hoist an average of 7,000 metric tonnes of ore per day.

        During 2008, approximately 4,850 metres of lateral and vertical development were completed and the rock handling system was commissioned.

Mining Method

        The Goldex Mine uses a high volume bulk mining method, which is made possible through the use of large mining stopes. Drilling and blasting of 165-millimetre production holes is used to obtain a muck size large enough to be economically efficient. Using this method requires a percentage of the broken ore to be kept in the stope to reduce the backfilling cost and to reduce sloughing on the walls. Little ore and waste development is necessary to mine out the deposit.

Surface Facilities

        Plant construction at the Goldex Mine commenced in the second quarter of 2006 and was completed in the first quarter of 2008. Grinding at the Goldex mill is done through a two-stage circuit comprising of a SAG mill and a ball mill. The Company estimates that two-thirds of the gold will be recovered through a gravity circuit, passed over shaking tables and smelted on site. The remainder of the gold and pyrite is recovered by a flotation process. The concentrate is then thickened and trucked to the mill at the LaRonde Mine where it is further treated by cyanidation. The treated concentrate is then processed through the existing Merrill Crowe circuit at the LaRonde mill and gold recovered is consolidated with precious metals from the LaRonde Mine. The Company is targeting an average gold recovery of 93.6%

        In addition, surface facilities at the Goldex Mine include an electrical sub-station, a compressor building, a service building for administration and changing rooms, a warehouse building, a concrete headframe above Shaft #2, a hazardous waste storage facility and a dome covering the ore stockpile. In 2008, the processing plant building was commissioned along with the Manitou pumping station and its associated 24 kilometre pipeline.

Mineral Recoveries

        From the commencement of commercial production in August 2008 to year-end, during 2008, the Goldex mill processed approximately 1.12 million tonnes of ore, averaging approximately 5,800 tonnes of ore treated per day and operating at approximately 90% of available time. The following table sets out the metal recoveries at the Goldex Mine in 2008.

	Head Grades	Gravity Recovery		Flotation-Cyanidation Recovery		Global Recovery		Payable Production
Gold	1.86 g/t	42,637 oz	63.67%	15,905 oz	23.75%	58,542 oz	87.42%	57,435 oz

Environmental Matters

        Environmental permits for the construction and operation of an ore extracting infrastructure at the Goldex Mine were received from the Ministry of Sustainable Development, Environment and Parks (Quebec) in October 2005. The permits also covered the construction and operation of a sedimentation pond for mine water treatment and sewage facilities and these facilities have been built at the Goldex Mine site.

        In November 2006, the Company and the Quebec government signed an agreement permitting the Company to dispose of the Goldex tailings at the Manitou mine site, a tailings site formerly used by an unrelated third party and abandoned to the Quebec government. The Manitou mine site has issues relating to acid drainage and the construction of tailings facilities by the Company and the deposit of tailings from Goldex on the site was accepted by the Ministry of Sustainable Development, Environment and Parks (Quebec) as a valid rehabilitation plan to address the acid generation problem at Manitou. Under the agreement, the Company manages the construction and operation of the tailings facilities and the Quebec government pays all additional costs above the Company's budget for tailings facilities set out in the Goldex feasibility study. The Quebec government retains responsibility for all environmental contamination at the Manitou tailings site and for final closure of the facility. In addition, the Company has built a separate tailings deposition area (auxiliary tailings pond) near the Goldex Mine. Environmental permits for the construction and operation of the auxiliary tailings pond at the Goldex Mine were received in March 2007. In 2008, 486,000 tonnes of Goldex tailings were discharged to the auxiliary pond and 634,000 tonnes were discharged to the Manitou facility as the pipeline to the Manitou facility was not completed until August 2008.

Capital Expenditures

        The capital costs of bringing the Goldex Mine into production were $214 million, of which $33 million was spent in 2008. Approximately $95 million was spent on the new shaft, underground development and construction and mining equipment, while an additional $60 million was spent on the processing plant and tailings facility and the remainder was spent on the surface plant. Sustaining capital expenditures are expected to be $8.9 million in 2009.

Development

        During 2008, approximately 4,850 metres of lateral and vertical development were completed at a cost of $12 million. For 2009, 4,200 metres of development is planned with a budget of $10.7 million (including $5.5 million for deferred development). In addition, ramp access from Level 58 to Level 51 will be completed in 2009.

Geology, Mineralization and Exploration

Geology

        Geologically, the Goldex property is similar to the LaRonde property and is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Sub-Province, a typical granite-greenstone terrane located within the Superior Province of the Canadian Shield. The southern contact of the Abitibi Sub-Province with the Pontiac Sub-Province is marked by the east-southeast trending CLL Fault Zone, the most important regional structural feature. The Goldex deposit is hosted within a quartz diorite sill, the Goldex Granodiorite, located in a succession of mafic to ultramafic volcanic rocks that are all generally oriented west-northwest.

Mineralization

        Gold mineralization at Goldex corresponds to the quartz-tourmaline vein deposit type. The Goldex gold bearing quartz-tourmaline-pyrite veins and veinlets are the result of a strong structural control; the most significant structure directly related to mineralization is a discrete shear zone, the Goldex Mylonite, that is up to five metres in thickness and occurs within the Goldex Granodiorite, just south of the Goldex Extension Zone (which hosts all of the current mineral reserves) and other gold occurrences. Oriented west-northwest and also dipping 65 to 75 degrees north (and to a lesser extent 60 to 80 degrees south), minor fracture zones (that display reverse movement, north to south) that are developed parallel but to the north of the Goldex Mylonite, control the quartz-tourmaline-pyrite vein mineralization. Three vein sets (all oriented west northwest but with different dips) are developed within the Goldex Extension Zone. The most important vein set are extensional-shear veins that dip 30 degrees south and are usually less than 10 centimetres in thickness; synchronous and conjugate with the latter veins are less abundant extensional-shear veins (also generally less than 10 centimetres in thickness) that dip 30 to 45 degrees to the north. The third vein set is made up of shear zone veins up to a metre in thickness that occasionally occur within the steep north dipping fracture zones. The vein sets (and alteration associated with them) combine to form stacked envelopes up to 30 metres thick that also dip approximately 30 degrees south (parallel to the main vein orientation) but which always conform to the orientation (75 degree north dip) of the Goldex Granodiorite and the main fracture zones.

        The Goldex Extension Zone extends from 500 to 800 metres below the surface and is entirely hosted by the Goldex Granodiorite. The limits of the zone are defined by the intensity of the quartz vein stockwork envelope and assays rather than by individual veins. The zone is almost egg-shaped (flattened in the orientation of the sill) and elongated almost horizontally (also parallel to the west-northwest trending sill and fracture zones); it is over 300 metres tall by 450 metres long (in a west-northwest direction) and its thickness increases rapidly from 25 metres along the east-west edges to almost 150 metres in the centre. Exploration results have essentially delimited the Goldex Extension Zone at its immediate western fringe. More exploration will be needed to define the summit and the eastern edge of the zone. The inferred mineralization in the eastern portion of the property extends the Goldex Extension Zone 175 metres east and 125 metres below the current envelope of probable reserves. The Goldex Extension Zone is open above Level 73 to the east-southeast for approximately 300 metres.

        Strong albite-sericite alteration of the quartz-diorite surrounds the quartz-tourmaline-pyrite veins and covers almost 80% of the mineralized zone; outside of the envelopes, prior chlorite alteration affects the quartz diorite and gives it a darker grey-green colour. Occasionally, enclaves of relatively unaltered medium grey-green coloured quartz diorite (with no veining or gold) are found within the Goldex Extension Zone (they are included exceptionally as internal waste to allow for a smooth shape required for mining purposes).

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

Exploration

        In 2008, 46 holes for a total length of 8,310 metres helped define the immediate extensions of the Goldex Extension zone, including confirming its upper limits. An additional 13 holes for a total length of 3,175 metres outlined a small inferred gold resource associated with the South zone, located in the volcanic unit immediately south of the Goldex Extension zone. Additionally, two holes for a total length of 1,134 metres were completed and confirmed the exploration potential of the Goldex Deep zone (similar in style to the Goldex Extension zone, but located approximately 250 metres below current mine infrastructure).

        In 2009, 62% of the exploration budget will be used to excavate a 212 metre long exploration drift to enable drilling eastern portions of the Goldex Extension Zone, 22% will be used to better drill define the gold resources in the Main zone (the former "main" interest zone above Level 33) and the remaining 16% will be to complete drilling of the Goldex Extension Zone and perform re-assays on old holes in the Goldex South zone.

Kittila Mine

        The Kittila Mine, which commenced commercial production in September 2008, is located approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila, in northern Finland. At December 31, 2008, the Kittila Mine was estimated to contain probable mineral reserves of 3.2 million ounces comprised of 21.4 million tonnes of ore grading 4.7 grams per tonne. The Kittila Mine is accessible by paved road from the village of Kiistala, which is located on the southern portion of the main claim block. The gold deposit is located near the small village of Rouravaara, approximately 10 kilometres north of the village of Kiistala, accessible via a good quality all-weather gravel road. The property is close to infrastructure, including hydro power, an airport, the town of Kittila, and mining and construction contractors. The project also has access to a qualified labour force.

        The total landholdings surrounding and including the Kittila Mine comprise 84 tenements covering an aggregate area of approximately 6,969 hectares and one mining licence covering approximately 847 hectares. The mineral titles form three distinct blocks. The main block comprises the Suurikuusikko mining licence and 69 contiguous tenements covering 5,850 hectares. The centroid of this block is located at 25.4110 degrees longitude East and 67.9683 degrees latitude North. Other tenements form isolated blocks comprising three to five contiguous or grouped tenements located in the vicinity of the main Suurikuusikko block and between the Kittila and Sodankyla Municipalities.

        The boundary of the mine licence is determined by ground surveyed points whereas the boundaries of the other tenements are not required to be surveyed. All of the tenements in the Kittila Mine are registered in the name of Agnico-Eagle AB, an indirect, wholly-owned subsidiary of the Company. According to the Finnish Government land tenure records, all tenements are in good standing. The expiry dates of the tenements vary up to June 2013. Tenements are valid between three and five years, providing a small annual fee is paid to maintain title and extensions can be granted for three years or more. A number of older tenements expired in 2008. These expired tenements had been explored by the Company and based on the results were determined to have no potential for gold mineralization. Currently, these tenements are not claimed. The Company currently holds a mining licence in respect of the Kittila Mine. The mine is subject to a 2.0% net smelter return royalty payable to the Republic of Finland starting in 2011.

        The Kittila Mine area is sparsely populated and is situated between 200 and 245 metres elevation above sea level. The topography is characterized by low rolling forested hills separated by marshes, lakes and interconnected rivers. The gold deposit is situated on an area of land that has no special use at present and there is sufficient land available for tailings facilities. Water requirements for the Kittila Mine are sourced from the nearby Seurujoki River, recirculation of water from pit dewatering and tailings pond water.

        The mine is located within the Arctic Circle but the climate is moderated by the Gulf Stream off the coast of Norway such that northern Finland's climate is comparable to that of eastern Canada. Winter temperatures range from -10 to -30 degrees Celsius, whereas summer temperatures range from 10 degrees Celsius to the mid-20s. Exploration and mining work can be carried out year round. Because of its northern latitude, winter days are extremely short with brief periods of 24-hour darkness around the winter solstice. Conversely, summer days are very long with a period of 24-hour daylight in early summer around the summer solstice. Annual precipitation varies between five and 50 centimetres, one-third of which falls as snow. Snow accumulation usually begins in November and remains until March or April.

Location Map of the Kittila Mine

        The Company acquired its 100%, indirect interest in the Kittila Mine through the acquisition of Riddarhyttan that was completed in November 2005. See "— History and Development of the Company". In June 2006, on the basis of an independently reviewed feasibility study, the Company approved construction of the Kittila Mine. The Kittila Mine is currently an open pit mining operation. Underground mining via ramp access is expected to commence in 2010. Ore will be processed in a 3,000 tonne per day surface processing plant. The plant was commissioned in late 2008 and is expected to be completed by the end of the first quarter of 2009. Limited gold concentrate production started in September 2008 and gold dore bar production commenced in January 2009. The Kittila Mine is anticipated to produce approximately 125,000 ounces of gold in 2009 at estimated total cash costs per ounce of approximately $333. Over the period of 2009 to 2018, total cash costs per ounce are estimated to be approximately $350 with anticipated average gold production of approximately 160,000 ounces annually. A scoping study is underway to assess the feasibility of doubling annual gold production to 300,000 ounces. This would involve sinking a new shaft and expanding the Kittila mill.

Mining and Milling Facilities

        The orebodies at Kittila will be mined initially from two open pits, followed by underground operations to mine the deposits at depth. Additional, smaller open pits will mine any remaining reserves close to the surface in the future. Open pit mining started in May 2008 and the extracted ore was stockpiled. As of December 2008, a total of 312,000 tonnes of ore had been stockpiled and 5.2 million tonnes of waste rock had been excavated. Work on the ramp to access the underground reserves continued and total underground development to date is approximately 5,200 metres.

Mining Methods

        The Kittila Mine is currently mining the Suurikuusikko ore body with a 150 metre deep open pit. Ore is mined in five metre benches together with waste rock using buffer blasting techniques and is loaded selectively to minimize dilution and maximize ore recovery. Hydraulic excavators load ore into 90-tonne trucks that haul the ore to the crusher and the waste rock to the waste disposal area. Approximately 3,000 tonnes of ore per day are fed to the concentrator. Surface mining is expected to last five years, during which time the ramp access to the underground mine will continue to be developed.

        The underground mining method will be open stoping with delayed backfill. Stopes will be from 25 to 40 metres high and yield approximately 10,000 tonnes of ore per stope. To ensure sufficient ore production is available to supply the mill, approximately four kilometres of tunnels will be developed each year. After extraction, stopes will be filled with cemented backfill to enable the safe extraction of ore in adjacent stopes. Ore will be trucked to the surface crusher using underground haul trucks via the ramp access system.

Surface Facilities

        Construction of the processing plant and associated equipment was completed in 2008. A new maintenance facility for the open pit equipment neared completion at year-end. Permanent surface facilities on site now include an office building, a warehouse, a maintenance shop, an oxygen plant, a processing plant, a tank farm, a crusher, conveyor housings and an ore bin. In addition, some temporary structures house contractor offices and work areas.

        The ore at Kittila is treated through flotation, pressure oxidation and carbon-in-leach circuits. Gold is recovered from solution using electro-winning and then poured into dore bars using an electric induction furnace.

Mineral Recoveries

        From the commencement of limited gold concentrate production in September 2008 to year-end, during 2008, the Kittila mill processed approximately 111,225 tonnes of ore. Daily throughput has progressively increased through this period, but has intentionally been limited near 2,200 tonnes per day as mill commissioning is still ongoing. The following table sets out the metal recoveries at the Kittila Mine in 2008.

	Head Grades	Dore Produced	Overall Metal Recoveries	Payable Production
Gold	3.95 g/t	3,761 oz	24.51%	3,118 oz

Environmental Matters

        The Company currently holds a mining licence, an environmental permit and operational permits in respect of the Kittila Mine. All the permits necessary to begin production were received during 2008, including an environmental permit update to allow the change from a biological oxidation process to a pressure oxidation process and to change the slopes of the waste rock pile to decrease the footprint.

        The construction of the first phase of the tailings dam and waterproof bottom layer was completed in the fall of 2008. This first phase is sufficient to hold tailings from three years of production. Work will begin on the second phase in 2009. Water from dewatering the mine and water used in the mine and mill is collected and treated by sedimentation. Emissions and environmental impact are monitored in accordance with the comprehensive monitoring program that has been approved by the Finnish environmental authorities.

Capital Expenditures

        The total capital costs of bringing the Kittila Mine into production during 2008 amounted to $195 million. Approximately $5 million was spent on underground development and construction and mining equipment while an additional $129 million was spent on the processing plant and tailings facility and the remainder was spent on the surface plant and pre-production costs. The Company expects sustaining capital expenditures at the Kittila Mine in 2009 to be approximately $35 million, most of which will be used for: mining equipment for both open pit and underground mining, development of underground mining infrastructure and exploration and conversion drilling.

Development

        Mining at the Suurikuusikko open pit progressed throughout the year with a total of 5.2 million tonnes of waste mined from the open pit. Ore mining in the open pit started in May 2008 and a total of 345,000 tonnes of ore was transferred to the stockpile and the mill for processing. The Company expects that 9.75 million tonnes of waste and 1.04 million tonnes of ore will be transferred from the Suurikuusikko pit during 2009. Total costs for open pit development in 2008 were $15 million.

        In 2008 underground development progressed in both the Rouravaara and Suurikuusikko zones with 2,343 metres of ramp and sublevel access development completed during the year. The Company expects to complete 3,400 metres of lateral development and 220 metres of vertical development during 2009.

Geology, Mineralization and Exploration

Geology

        The Kittila Mine is situated within the Kittila Greenstone belt. The geology of the area is similar to that of the Abitibi region of Canada. In northern Finland, bedrock is typically covered by a thin but uniform blanket of unconsolidated glacial till. Bedrock exposures are scarce and irregularly distributed.

        The mine area is underlain by mafic volcanic and sedimentary rocks of the Kittila Greenstone belt. The major rock units trend north to north-northeast and are near vertical. Volcanics are further sub-divided into iron-rich and magnesium-rich rocks, located to the west and to the east, respectively. The contact between these two rock units consists of a transitional zone varying between ten and 50 metres in thickness. This zone, referred to as the Suurikuusikko Trend, is strongly sheared, brecciated and characterized by intense hydrothermal alteration and gold mineralization.

        The Kittila deposit is hosted by the north-south oriented Suurikuusikko Trend. The deposit contains multiple mineralized zones, which have been traced over a strike length of over 25 kilometres. Most of the work has been focused on the 4.5 kilometres that host the known gold reserves and resources. From north to south, the zones are Rimminvuoma, North Rouravaara ("Roura-N"), Central Rouravaara ("Roura-C"), Suurikuusikko ("Suuri"), North Suurikuusikko ("Suuri-N"), Etela and Ketola. The Suuri and Suuri-N zones include three parallel zones that have previously been named Main East, Main Central and Main West. The Suuri zone hosts approximately 53%, Suuri-N approximately 24%, Roura-C approximately 16% and Roura-N approximately 3% of the current probable gold reserve estimate on a contained gold basis.

Mineralization

        The known gold mineralization in the Suurikuusikko Trend is associated with sulphide mineralization, principally arsenopyrite and, to a lesser degree, pyrite, and is almost exclusively refractory. Gold particles are locked inside fine-grained arsenopyrite (approximately 73%) or pyrite (approximately 23%). What remains is "free gold", which is manifested as extremely small grains in pyrite.

Exploration

        In 1986, the discovery of coarse visible gold in quartz-carbonate veining along a road cut near the village of Kiistala alerted the Geological Survey of Finland ("GTK") to the gold exploration potential of the area. Following this discovery, GTK initiated regional exploration over the area and deployed a wide range of indirect exploration tools to explore this relatively unexplored area. Over the period from 1987 to 2005, GTK, and then Riddarhyttan, undertook drilling programs and other testing on the property. After it acquired the property in 1998, Riddarhyttan continued to investigate the metallurgical properties of the refractory gold mineralization with the objective of demonstrating its recoverability and assessing suitable processing scenarios and initiated engineering and environmental studies to assess the feasibility of a mining project.

        Most of the work on the mining licence area has focused on the Suuri and Roura zones. Up to the end of December 2008, a total of 1,202 drill holes, totalling 327,929 metres, have been completed on the property. In 2008, between six and nine drill machines have been working on the Kittila property: two to three drills on in-fill drilling; two to three drills on mine exploration; and two to three drills on resource-to-reserve conversion drilling. A total of 232 holes were completed for a length of 68,800 metres. Of these drill holes, 70 drill holes (8,863 metres) were for definition drilling, 138 drill holes (38,125 metres) were for conversion drilling and 24 drill holes (21,811 metres) were related to deep mine exploration. Total expenditures for diamond drilling in 2008 were $8.5 million, including $0.9 million for definition and delineation drilling.

        Exploration during 2008 increased proven and probable gold reserves to 3.2 million ounces (21.4 million tonnes of ore grading 4.7 grams per tonne) and doubled the inferred gold resource to almost 2.5 million ounces (17.6 million tonnes of ore grading 4.4 grams per tonne) as compared to 2007. The increase in probable reserves is due to expansion of the Roura zone, an increase in year-end probable reserves at Roura of 150,000 ounces of gold (a 27% increase to 0.7 million ounces comprised of 5.1 million tonnes of ore grading 4.4 grams per tonne), as well as an additional 190,000 ounces of inferred gold resource (a 19% increase compared to year-end 2007 to almost 250,000 ounces comprised of 2.6 million tonnes of ore grading 3.0 grams per tonne). Underground ramp access has now reached both the Roura and the Suuri zones and exploration with two diamond drills in 2009 will test the potential reserves and better define known underground reserves, which currently extend to a depth of 675 metres below surface.

        The main Suuri zone is made up of three roughly parallel lenses — East, Central and West. Prior to 2008, resource exploration at depth had focused on the East lens only. During 2008, the potential of all three lenses had begun to be tested below the depths of the current Suuri zone reserves and resources.

        Additional drilling at depths up to 1,000 metres continued to intersect the East Zone over a one kilometre long strike length, north to south. Multiple medium to high grade gold intercepts were cut over significant thicknesses at depths of 800 metres or more, similar to results at the original Suuri deposit. Accordingly, more deep exploration at Suuri is planned for 2009.

        Over 500 metres north of the Suuri zone intercepts, deep drilling of the Roura-C zone continued to return significant results and may eventually lead to another expansion of the deep gold resource at Kittila. In 2009, four drills will test the Suuri and Roura zones at depth.

        Outside of the Kittila mining licence area, systematic geochemical sampling and diamond drilling continued on targets along the Suurikuusikko Trend, and a number of new targets were tested by diamond drilling. Encouraging results were received from a new gold zone in the Kuotko area located approximately ten kilometres north of the mine construction site as well as from the Hako area located one kilometre north of the mining licence area. A total of 191 diamond drill holes totalling 41,033 metres have been drilled on exploration targets outside of the mining licence area from 2006 to 2008.

        The 2009 exploration expense budget for Kittila is the largest ever at approximately $11 million, and includes over 67,500 metres in diamond drilling, using up to eight drill machines throughout the year to help further identify the gold reserve and resource potential of the Kittila property. In addition, $3.5 million of exploration expenditures, including an estimated 18,500 metres of diamond drilling, is planned for exploration along the 25 kilometre Suurikuusikko Trend.

Lapa Mine Project

        The Lapa mine project is a pre-production stage development property located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec. At December 31, 2008, the Lapa mine project was estimated to contain probable mineral reserves of 1.1 million ounces of gold comprised of 3.7 million tonnes of ore grading 8.8 grams per tonne and approximately 5,500 ounces of proven gold reserves from 22,700 tonnes of ore grading 7.5 grams per tonne. The Lapa property is made up of the Tonawanda property, which consists of 43 contiguous mining claims and one provincial mining lease covering an aggregate of approximately 702.4 hectares and the Zulapa property, which consists of one mining concession of approximately 93.5 hectares.

Location Map of the Lapa Mine Project

        The Company's initial interest in the Lapa property was acquired in 2002 through an option agreement with Breakwater Resources Ltd. ("Breakwater"). The Company undertook an aggressive exploration program and discovered a new gold deposit almost 300 metres below the surface. In 2003, the Company purchased the Lapa property from Breakwater for a payment of $8.925 million, and a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. In 2008, the Company purchased all royalties from Breakwater for C$6.35 million. In addition, both the Zulapa and Tonawanda properties are subject to a 5% net profit royalty payable to Alfer Inc. and René Amyot. In 2004 an additional claim of 9.4 hectares was added to the Company's holdings at the Lapa mine project.

        The Lapa mine project is accessible by provincial highway. The elevation varies between approximately 320 and 390 metres above sea level. All of the Lapa mine project's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. All of the water required at the Lapa mine project is sourced from an existing open pit on the mine site that has been allowed to flood.

        The climate of the Abitibi region is continental with average annual rainfall of 64 centimetres and average annual snowfall of 318 centimetres. The average monthly temperatures range from a minimum of -23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year round without interruption due to weather conditions. The Company believes that the Abitibi region of northwestern Quebec has sufficient mining personnel to staff its operations at the Lapa mine project.

        In January 2009, a mining lease covering 69.9 hectares was entered into with the Ministry of Natural Resources and Wildlife (Quebec).

        Gold production during 2009 at the Lapa mine project is expected to be approximately 55,000 ounces at estimated total cash costs per ounce of approximately $438 and thereafter, the Lapa mine project is expected to produce an average of 115,000 ounces of gold per year through 2015, with average total cash costs per ounce of $315.

Mining and Milling Facilities

        The Lapa site will host an underground mining operation and the ore will be trucked to the processing facility at the LaRonde Mine, which will be modified to treat the ore, recover the gold and store the residues. A Certificate of Authorization for the deposit of tailings from the Lapa mine project in the tailings pond at the LaRonde Mine was received from the Ministry of Sustainable Development, Environment and Parks (Quebec) in December 2008.

        In July 2004, the Company initiated sinking an 825 metre deep shaft at the Lapa property. Underground diamond drilling to validate the continuity and grade of the reserve estimate commenced in the first quarter of 2006 and continued throughout shaft sinking from the seven stations. Main stations are located at Levels 49, 69, 77, 101 and 125. In April 2006, 2,800 tonnes of development ore was extracted at Lapa and the results of a diamond drilling program were analyzed. The ore extracted was estimated to contain on average 10.65 grams of gold per tonne. These results, and results from other sampling methods, predicted higher gold grades than the Company's reserve model from February 2005. These results were incorporated into a revised feasibility study and on June 5, 2006, the Company accelerated construction of the Lapa mine project. This construction included the extension of the shaft to a depth of 1,369 metres, which was completed in October 2007.

Mining Methods

        Two mining methods will be used at the Lapa mine project: longitudinal retreat with cemented backfill and locally transverse open stoping with cemented backfill. The primary source of ore at the Lapa mine project will be from underground mining methods. During 2008, one stope was blasted and the mining sequence will accelerate in 2009 and 2010 to reach 1,500 tonnes per day in 2010. In the underground portion of the mine, sublevels are driven at 30 metre vertical intervals. Stopes will be mined in 12 metre sections and backfilled with 100% cemented rock fill. In the transverse open stoping method, 100% of the ore is mined and filled with cemented rock fill. Excavated ore from the Lapa site will be trucked via provincial highway to the processing facility at the LaRonde Mine.

Surface Facilities

        The initial infrastructure on the Lapa property used for sinking the Lapa shaft included the former LaRonde Shaft #1 headframe and shafthouse, which were both refurbished prior to use, a service building housing the hoist and compressors, temporary offices and settling ponds for waste water. Since mid-2006, a service building that houses engineering and operations staff has been built, along with dry facilities, an ore bin and a diesel reservoir have been built. A new mine access road was completed during the summer of 2007 and a cement plant has been completed. In November 2007, lateral development began on three horizons. The Certificate of Authorization to proceed with production was issued by the Ministry of Sustainable Development, Environment and Parks (Quebec) in October 2007. A backfill plant was commissioned in December 2008 and a sedimentation pond has been built to control suspended solids from underground dewatering discharge.

Mineral Recoveries

        Ore at the Lapa mine project will be processed through grinding, gravity and leaching circuits. Dedicated milling facilities have been integrated into the facilities at the LaRonde Mine. Based on an expected average ore head grade of 9.1 grams per tonne, the Company estimates gold recovery to average approximately 86.2%.

Environmental Matters

        Water used underground at the Lapa mine project is currently re-circulated from mine dewatering after settling in the sedimentation pond. The re-circulation led to ammonia content in the water, the Company experienced toxicity problems in the water pond in 2008. In response to the ammonia content in the water, during 2008 the Company built a 3.5 kilometre pipeline to deliver fresh water from the Heva river situated 3.5 kilometres away from the mine site.

        A sedimentation pond is used to remove suspended solids from the dewatering water before either release to the environment or re-use in the underground mining operation. The waste rock pile naturally drains towards the sedimentation pond. A waste rock sampling program implemented during the shaft sinking phase verified the non-acid generating nature of the waste rock. Water overflowing from the sedimentation pond is being sampled as required under the Quebec mining effluent guidelines, and is expected to comply with the water quality criteria. The mill residues will be sent to the LaRonde tailings area.

        There are no known environmental liabilities associated with the Lapa site. The Certificates of Authorization to proceed with mine production and with mill construction were issued by the Ministry of Sustainable Development, Environment and Parks (Quebec) in October and December 2007, respectively. The Certificate of Authorization for mill and tailings production was received in 2008.

Capital Expenditures

        The Company incurred approximately $89 million in total capital costs at the Lapa mine project in 2008 and expects to incur approximately $33 million in 2009 of which $16 million relates to construction and $17 million to sustaining capital.

Development

        In 2008, a total of 7,865 metres of lateral development was completed. Development focused on permanent drifts (ramps and haulage way) and stope preparation of mining blocks set for production in 2009 and 2010. Development work was done on three separate horizons: Level 77, Level 101 and Level 125.

Geology, Mineralization and Exploration

Geology

        Geologically, the Lapa property is similar to the LaRonde property and is also located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Sub-Province and the Pontiac Sub-Province within the Superior Province of the Canadian Shield. The most important regional structure is the CLL Fault Zone marking the contact between the Abitibi and the Pontiac Sub-Provinces, which passes through the property from west to east. The CLL Fault Zone is marked by schists and mafic to ultramafic volcanic flows that comprise the Piché group (up to approximately 300 metres in thickness in the mine area). The CLL Fault Zone is generally east-west trending but on the Lapa property it curves southward abruptly before returning to its normal trend; the flexure defines a "Z" shaped fold to which all of the lithological groups in the region conform. Feldspathic dykes cut the Piché group (more often in the sector of the fold). To the north of the Piché group lies the Cadillac group sedimentary group, which consists of approximately 500 metres or more of well-banded wacke, conglomerate and siltstone with intercalations of iron formation. The Pontiac group sedimentary rocks (up to approximately 300 metres thickness) that occur to the south of the Piché group are similar to the Cadillac group but do not contain conglomerate nor iron formation. Minor Protorozoic age (2.0 billion years) diabase dykes cut all of the rocks in a northwest direction.

Mineralization

        All of the known gold mineralization along the CLL Fault Zone is epigenetic (late) vein type and mineralization is controlled by structure. Mineralization is associated with the fault zone and occurs all or immediately adjacent to the Piché group rocks. Although gold mineralization also occurs throughout the Piché group at Lapa, except for the Contact and the satellite zones, it is generally discontinuous and has low economic potential.

        The Lapa deposit is comprised of the Contact zone and five satellite zones. The ore zones are made up of multiple quartz veins and veinlets, often smokey and anastomosing, within a sheared and altered envelope (with minor sulphides and visible gold). The Contact zone is generally located at the contact between the Piché group and the Cadillac group sediments. The satellite zones are located within the Piché group at a distance varying from ten to 50 metres from the north contact with the sediments except for the Contact North zone, which is located approximately ten metres north of the Contact zone within the sediment unit. The ore envelope is not always in the same volcanic unit since the Piché/Cadillac contact is discordant. The sheared envelope consists of millimetre-thick foliation bands of biotite or sericite with silica (depending on the rock type that hosts the alteration). Sericitization predominates when the zone is in sedimentary rocks, while biotization and silicification predominates when the envelope affects the Piché group volcanics. Quartz veins and millimetre-sized veinlets that are parallel to the foliation (structural fabric) account for 5% to 25% of the mineralization. Visible gold is common in the veins and veinlets but can also be found in the altered host rock. Sulphides account for 1% to 3% of the mineralization; the most common sulphides, in order of decreasing importance, are arsenopyrite, pyrite, pyrrhotite and stibnite. Graphite is also rarely observed as inclusions in smokey quartz veins.

        The Contact zone (and the satellite zones) is a tabular shaped mineralized envelope that is oriented east-west and dips very steeply (-87 degrees) to the north, turning south at depth. The economic portion of the zone has been traced from roughly 450 metres below surface to below 1,500 metres in depth, has an average strike length of 300 metres and varies in thickness between 2.8 to 5.0 metres and is open at depth. Locally some thicker intervals have been intercepted but their continuity has not been demonstrated. This zone accounts for approximately 65% of the reserves.

        The satellite zones (North, FW, Center, South 1 and South 2) are also steeply dipping and are oriented sub-parallel or slightly oblique to the Contact zone. The thicknesses are similar to the Contact zone.

Exploration

        Drilling in 2008 concentrated on confirming and expanding the known ore bodies (Contact zone and the other satellite zones) both in the immediate vicinity of the ore zones as well as drilling for continuity at depth. The exploration program at the Lapa mine project in 2008 tested the western and eastern limits of the Contact zone reserve area at roughly 750 metres depth below the surface. Better drill results, including visible gold, were returned on the western edge of the reserves, but were offset by unexpectedly poor results along the eastern edge of the reserves. Overall, there was no significant change in overall gold reserves and resources at Lapa from 2007 to 2008. The results are incorporated in the December 31, 2008 reserve and resource estimate.

        In 2008, a total of 170 holes were drilled on the Lapa property for a total length of 16,546 metres, compared to 58 holes for a total length of 17,616 metres in 2007. Of the drilling in 2008, 134 holes (6,709 metres) were for production stope delineation, 21 holes (4,745 metres) were for definition drilling and 15 holes (5,092 metres) were for exploration. In 2007, 35 holes (12,079 metres) were for definition drilling and 23 holes (5,537 metres) were for deep exploration. Expenditure on diamond drilling at the Lapa Mine during 2008 was approximately $1.2 million including $0.8 million in definition and delineation drilling expenses charged to operating costs at the Lapa mine project. Expenditures on exploration in 2008 were $0.4 million and are expected to be $0.5 million in 2009. In 2009, 45% of the exploration budget will be used for resources to reserves conversion drilling in the eastern portion of the Contact zone and 55% of the exploration budget will be used to drill the eastern and western regions of the ore zones with a goal of increasing resources.

Pinos Altos Mine Project

        The Pinos Altos mine project is a pre-production stage development project currently under construction in northern Mexico. It is located on an 11,000 hectare property in the Sierra Madre gold belt, 285 kilometres west of the City of Chihuahua in the State of Chihuahua in northern Mexico. At December 31, 2008, the Pinos Altos mine project was estimated to contain proven and probable mineral reserves of 3.6 million ounces of gold and 100 million ounces of silver comprised of 41.8 million tonnes of ore grading 2.68 grams of gold per tonne and 74.48 grams of silver per tonne. The Pinos Altos property is made up of three blocks: the Parrena Concessions (19 concessions, 6,041.1 hectares), the Madrono Concessions (17 concessions, 873.3 hectares) and the Pinos Altos Concession (one concession, 4,192.2 hectares).

Location Map of the Pinos Altos Mine Project

        The Madrono Concessions (which cover approximately 74% of the current mineral resource) are subject to a net smelter royalty of 3.5% payable to Minerales El Madrono S.A. de C.V. ("Madrono"). The Pinos Altos Concession (which covers approximately 26% of the current mineral resource) is subject to a 2.5% net smelter return royalty payable to the Consejo de Recursos Minerales, a Mexican Federal Government agency. After 20 years, this portion of the property will also be subject to a 3.5% net smelter return royalty payable to Madrono. The Pinos Altos mine project assets acquired by the Company in 2006 included an assignment of rights under contracts to explore and exploit the Madrono Concessions and the Pinos Altos Concession and the right to use up to 400 hectares of land owned by Madrono for mining installations for a period of 20 years after formal mining operations have been initiated, and sole ownership of the Parrena Concessions. During 2008, the Company and Madrono entered an agreement under which the Company acquired surface rights for open pit mining operations and other facilities which had not previously been contemplated. Infrastructure payments, surface rights payments and advance royalty payments totalling $35.5 million were made to Madrono in December 2008 in respect of this agreement.

        In 2006, the Company concluded negotiations with communal land owners (ejidos) and others for the purchase of 5,745 hectares of lands contained within the Parrena and Pinos Altos Concessions. In addition, a temporary occupation agreement with a 30-year term was negotiated with ejido Jesus del Monte for 1,470 hectares of land covered by these same concession blocks. The acquisition of these surface rights for the geologically prospective lands within the district surrounding Pinos Altos will facilitate future exploration and future mining development in these areas.

        The Pinos Altos mine project is directly accessible by paved interstate highway which links the cities of Chihuahua and Hermosillo and is within 10 kilometres of an extension of the state power grid. Existing and planned underground mine workings will intercept water resources sufficient to sustain the requirements for future operation. The Company believes its land position is sufficient for construction of all planned surface, infrastructure and mining facilities at the Pinos Altos mine project, including its tailings impoundment area. The Company further believes that a sufficient local and trained workforce is available in northern Mexico to support the construction and operation of the mine project.

        The Pinos Altos property is characterized by moderate to rough terrain with mixed forest (pine and oak) and altitude that varies from 1,770 metres to 2,490 metres above sea level. The climate is sub-humid, with about one meter of annual precipitation. The average annual temperature is 18.3 degrees Celsius. Exploration and mining work can be carried out year round.

        In August 2007, on the basis of an independently reviewed feasibility study, the Company approved construction of a mine at Pinos Altos. Annual gold production is expected to average 165,000 ounces of gold at total cash costs per ounce of $245, with initial gold production occurring in the third quarter of 2009. Gold production in 2009 is expected to be approximately 42,000 ounces at estimated total cash costs per ounce of approximately $354 and silver production in 2009 is expected to be approximately 600,000 ounces. An optimized mine plan and budget incorporating the reserves at December 31, 2008 will be adapted by the Company during 2009. Due to the increase in proven and probable reserves at Pinos Altos, this optimized mine plan will be accretive to the aforementioned August 2007 feasibility study. A feasibility study regarding the construction of a stand alone heap leech operation at Creston Mascota is now complete. A separate operation at Creston Mascota could, if built, produce an additional 40,000 to 50,000 ounces of gold per year.

        The Company has engaged the local communities in the project area with hiring, education support and medical support programs to ensure that the project provides long-term benefits to the residents living and working in the region. The Company received formal recognition from the Governor of Chihuahua State in April 2008 for distinction as a socially responsible company.

Mining and Milling Facilities

        During 2009, major construction activity at the Pinos Altos mine project is expected to include the completion of the pre-production development of the underground and open pit mines, completion of construction for the process and surface infrastructure facilities and the commissioning and start-up of the process facilities. As at the end of 2008, process plant construction was approximately 30% complete and on schedule for commissioning in the second half of 2009. Earthworks for the project were nearly complete, major concrete civil works had been completed and progress was underway on several construction fronts including field erection of tanks, structures and service buildings.

Mining Methods

        The surface mines at the Pinos Altos mine project will utilize traditional open pit mining techniques with bench heights of seven metres with double benches on the footwall and single benching on the hanging wall. Mining is accomplished with front end loaders, trucks, track drills and various support equipment. At the end of 2008, a surface equipment maintenance shop and warehouse for support of this equipment were in operation. At full capacity, the open pit mines will extract approximately 15 million tonnes of total material (overburden plus mineral) annually. Based upon geotechnical evaluations, the final pit slopes will vary between 45 degrees and 50 degrees. Performance of the open pit mining operation at Pinos Altos during the 2008 pre-production phase indicated that the equipment, mining methods and personnel selected for the project were satisfactory for future production phases. During the first ten years of the project life, it is expected that approximately half of the ore volume processed will be derived from open pit operations, principally at Santo Nino, Oberon de Weber and Creston Mascota. Underground mine production will produce the balance of the ore for the process plant.

        The underground mine will utilize the long hole sublevel stoping method to extract the ore. The Company has considerable expertise with this mining method at the LaRonde Mine in Quebec and this method is also well understood at various Mexican mining operations. The stope height is planned at 30 metres and stope width at 15 metres. Ore will be hauled to the surface utilizing underground trucks via a ramp system which is currently under development. Trucks will be loaded by scoop trams. Paste backfill will be employed to stabilize the mined-out stopes. Ventilation of the underground mine will be accomplished by raise bores, fans and the ramp system. At full capacity, the underground mine is expected to produce a maximum of 4,000 tonnes of ore per day. Performance of the lateral development underground during 2008 was sufficient to indicate that the equipment, mining methods, ground control and personnel selected were satisfactory for future production phases. During 2009, the Company plans to complete the ventilation raises and the underground infrastructure, including a shop, a warehouse, pump stations and service bays. The Company anticipates that ore production from the underground mine will begin by the first quarter of 2010.

Surface Facilities

        The principal mineral processing facilities at the Pinos Altos mine project, which were under construction at December 31, 2008, are designed to process 4,000 tonnes of ore per day in a conventional process plant circuit which includes single-stage crushing, grinding in a SAG and ball mill in closed loop, gravity separation followed by agitated leaching, counter current decantation and metals recovery in the Merrill Crowe process. Tailings will be detoxified and filtered and then used for paste backfill in the underground mine or deposited as dry tailings in an engineered tailings impoundment area. Low grade ore will be processed in a heap leach system designed to accommodate approximately five million tonnes of mineralized material over the life of the project, the production from heap leach operations is expected to be relatively minor, contributing about 5% of total metal production planned for the life of the mine. A separate heap leach operation and ancillary support facilities are contemplated for the Creston Mascota deposit, which is currently under review by the Company following the positive feasibility evaluation completed for this deposit in 2008.

        In addition to the 4,000 tonnes per day process plant, surface facilities with construction underway and planned for completion in 2009 include a heap leach pad, pond, liner and pumping system; administrative support offices and change room facilities; camp facilities; a laboratory; a process plant shop; a generated power station; surface power transmission lines and substations; the engineered tailings management system; and a warehouse.

        Over the life of the mine, recoveries of gold and silver in the milling circuit at Pinos Altos are expected to average approximately 95% and 53%, respectively. Precious metals recovery from low grade ore processed using heap leach techniques at Pinos Altos will be lower at about 68% for gold and 12% for silver. Heap leach recoveries for Creston Mascota ore are expected to average 71% for gold and 16% for silver.

Environmental Matters

        The Pinos Altos mine project received the necessary permit authorizations for construction and operation of a mine, including a Change in Land Use permit and an Environmental Impact Study approval from the Mexican environmental agency ("SEMARNAT") in August 2007. As of December 31, 2008, all permits necessary for the construction and operation of the Pinos Altos mine project had been received and requests for modifications to allow for future expansion of facilities, including at the Creston Mascota deposit, had been approved or were under review by SEMARNAT. Pinos Altos will employ dry stack tailings technology to minimize the geotechnical and environmental risk which could be associated with the rainfall intensities and topographic relief in the Sierra Madre region of Mexico. In 2008, temporary sedimentation ponds were built to control the quantity of suspended solids in the water from production and exploration ramp dewatering. All of the Mexican environmental regulatory requirements are expected to be met or exceeded by the Pinos Altos mine project.

Capital Expenditures

        Estimated capital costs of construction of the Pinos Altos mine project are $228 million, of which $129 million are expected to be incurred in 2009. During 2008, a feasibility study designed to evaluate the development of the Creston Mascota deposit as a satellite project was completed by the Company and the favourable results of this study supported inclusion of this deposit into the total resources and reserves for the Pinos Altos mine project at December 31, 2008. An optimized schedule and budget for the development of the total Pinos Altos reserves at December 31, 2008 will be prepared by the Company in 2009.

Development

        At December 31, 2008 more than 10 million tonnes of overburden had been removed from the open pit mine and nearly 3.8 kilometres of lateral development was completed in the underground mine; both of these unit mining operations were on schedule for planned production from the open pit mine in the second half of 2009 and from the underground mine in the first quarter of 2010.

Geology, Mineralization and Exploration

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

        Rhyolite and andesite dykes are emplaced along faults that cut the above series. There is a classic exposure of a rhyolite dome in the northwest edge of the Pinos Altos mine project. Structure in the Pinos Altos mine project is dominated by a ten kilometre by three kilometre horst, a fault uplifted block structure, oriented west-northwest that is bounded on the south by the Santo Nino fault dipping south and on the north by the Reyna de Plata fault dipping north. Quartz-gold vein deposits are emplaced along these faults and along transfer faults that splay northwest from the Santo Nino fault.

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

        The upper volcanic supergroup discordantly overlies rocks of the lower volcanic sequence. The upper volcanic group is made up of the Victoria ignimbrites, the Frijolar andesites and the Buenavista ignimbrites. Intermediate and felsic dykes as well as rhyolitic domes intrude all of these units. Lacustrine deposits are also locally recognized. The Victoria ignimbrites represent an explosive felsic volcanic event. Layers within this unit present numerous textural, compositional and colour variations. The Frijolar andesite are massive to flow banded, porphyritic, consisting of 70% plagioclase and hornblend phenocrysts in a brownish to purple aphanitic groundmass locally hosting pyrite and hematite. The Buenavista ignimbrite consists of a series of dacitic to rhyolitic pyroclastics. This unit was intersected in all of the Company's drill holes at Pinos Altos.

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

  (1)
  West-northwest ("WNW"), pre-mineralization, numerous re-activation episodes;

  (2)
  North to northeast ("NNE"), pre- and post-mineralization;

  (3)
  North to north-northwest pre- and post-mineralization, low angle fault, seen only at the Carola fault; and

  (4)
  North to north-northwest post-mineralization, basin and range type structures.

        The mineralization is controlled by the WNW and the NNE system. The Santo Nino and Reyna de Plata faults represent the WNW system. These faults run sub-parallel to each other and can be traced for up to seven kilometres. The principal gold occurrences on the property are hosted by the Santo Nino fault zone. Numerous episodes of movements are interpreted, including a pre-mineralization sinistral to normal movement during a north-northwest to south-southeast extension period and a post-mineralization dextral movement during a northeast to east-northeast extensional period. The NNE faults were also important to the emplacement of gold on the property. It is at the intersection of two structures, the Victoria and the El Comedero faults with the Santo Nino fault zone, that are respectively located in the Santo Nino and the Oberon de Weber ore shoots.

        Over 90% of the Pinos Altos mine project's mineral resource is located in the Santo Nino vein, along a regional fault zone that holds a number of other known deposits in the area. This Santo Nino vein zone has thicknesses of up to 40 metres over a length of 2.5 kilometres and a vertical extent that can reach 600 metres or more. It remains open to the west and at depth.

Mineralization

        Gold and silver mineralization at the Pinos Altos mine project consists of low sulphidation epithermal type hydrothermal veins and breccias. The Santo Nino structure outcrops over a distance of roughly six kilometres. It strikes at 060 degrees azimuth on its eastern portion and turns to strike roughly 090 degrees azimuth on its western fringe. The structure dips at 70 degrees towards the south. The four mineralized sectors hosted by the Santo Nino structure consist of discontinuous quartz rich lenses named from east to west: El Apache, Oberon de Weber, Santo Nino and Cerro Colorado.

        The El Apache lens is the most weakly mineralized. The area hosts a weakly developed white quartz dominated breccia. Gold values are low and erratic over its roughly 750 metre strike length. Past drilling suggests that this zone is of limited extent at depth.

        The Oberon de Weber lens is followed on surface and by diamond drilling over an extent of roughly 500 metres. Shallow holes drilled by the Company show good continuity both in grade and thickness over roughly 550 metres. From previous drilling done by Penoles, continuity at depth appears to be erratic with a weakly defined western rake.

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

        The Cerro Colorado lens is structurally more complex than the three described above. Near the surface, it is marked by a complex superposition of brittle faults with mineralized zones which are difficult to correlate from hole to hole. Its relation to the Santo Nino fault zone is not clearly defined. Two deeper holes done by the Company during this campaign suggest better grade continuity at depth.

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

Exploration

        The main objectives of the 2009 exploration program planned at Pinos Altos will be to convert the present inferred resource estimates along Cerro Colorado, San Eligio and El Apache and along the depth extension of the Santo Nino Zones, and to test the other potential targets around Creston Mascota. Budgeted exploration expenditures for 2009 at the Pinos Altos mine project are $3.5 million. Exploration and resource conversion diamond drilling will be focused at depths below 300 metres along the Santo Nino and Cerro Colorado zones and also along the San Eligio gold structure. San Eligio is located approximately 250 metres north of Santo Nino, where surface mapping and prospecting has suggested good potential for additional mineralization on strike and at depths below 150 metres. Assays from the initial round of drilling are expected to be completed shortly. Visual inspection of the drill core resulted in sightings of visible gold. The mineralization is very similar to that of Santo Nino geologically.

        In 2008, 139 holes were drilled on the property for a total length of 64,553 metres. The work to date has confirmed that the Santo Nino and Cerro Colorado and San Eligio structures remain open along strike and at depth.

Creston Mascota

        In 2005, a discovery was made in the Creston Mascota area in the northwest quadrant of the Pinos Altos property, approximately seven kilometres from the main Santo Nino deposit. In the fall of 2006, surface mapping, sampling and trenching identified gold associated with at least two shallowly-dipping zones of brecciated quartz vein and quartz stock work near surface. The mineralization of the two zones, Mascota and Creston-Colorado is similar to Santo Nino except in their orientation (generally north-south with a shallow west dip). A north-south oriented, almost vertical fault appears to separate the Creston Colorado and the Mascota zones.

        The gold mineralization in this zone is now known to be approximately 900 metres long (north-south) with widths ranging between 50 metres and 200 metres (east-west) and thicknesses ranging between 10 metres and 60 metres. Based upon the results of infill drilling during the 2007 and 2008 exploration campaigns, a feasibility study commissioned by the Company in 2008 concluded that the Creston Mascota project contains approximately 357,000 ounces of gold in probable reserves and supports the viability of a separate open pit mine and heap leach processing facility at Creston Mascota.

Meadowbank Mine Project

        The Meadowbank mine project is an advanced pre-production stage development property located in the Third Portage Lake area in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. At December 31, 2008, the Meadowbank mine project was estimated to contain probable mineral reserves of 3.6 million ounces of gold comprised of 31.7 million tonnes of ore grading 3.53 grams of gold per tonne. The Company acquired its 100% interest in the Meadowbank mine project in 2007, as the result of the successful acquisition of Cumberland (see "— History and Development of the Company").

Location Map of the Meadowbank Mine Project

        The Meadowbank mine project is held under 10 Crown mining leases, three exploration concessions and 11 Crown mineral claims. The Crown mining leases, which cover the Portage, Goose Island and Goose South deposits, are administered under federal legislation. The mining leases, which have renewable 10 year terms, have no annual work commitments but are subject to annual rent fees that vary according to their renewal date. The Meadowbank leases cover approximately 7,400 hectares and expire in either 2016 or 2019. Annual rent currently totals C$18,273. Production from lease areas is subject to a royalty of up to 14% of the adjusted net profits, as defined in the Territorial Mining Regulations. In order to conduct exploration on the Inuit owned lands at Meadowbank, the Company must receive approval for an annual work proposal from the KIA, the body that holds the surface rights in the Kivalliq District and administers land use in the region through various boards. The Nunavut Water Board, one such board, provided the recommendation to the Ministry of Indian Affairs and Northern Development (Canada) to grant the Meadowbank project's construction and operating licences in July 2008. The Company has obtained all of the approvals and licences required to build and operate the Meadowbank mine project.

        The three Meadowbank exploration concessions comprise approximately 23,100 hectares and are granted by Nunavut Tunngavik, the corporation responsible for administering subsurface mineral rights on Inuit owned lands in Nunavut. Exploration concessions cover the Vault deposit at Meadowbank and in 2009 will require annual rental fees of approximately C$58,000 and exploration expenses of approximately C$416,000. During the exploration phase, the concessions can be held for up to 20 years and the concessions can be converted into production leases with annual fees of C$1 per hectare, but no annual work commitments. Production from the concessions is subject to a 12% net profits interest royalty from which annual deductions are limited to 85% of the gross revenue.

        The 11 Crown mineral claims cover approximately 8,200 hectares at Meadowbank and are subject to land fees and work commitments. Land fees are payable only when work is filed. The most recent filing was in 2007, when approximately C$2,000 in land fees were paid and approximately C$331,000 in assessment work was submitted.

        The Kivalliq region in which the Meadowbank mine project is located has an arid arctic climate. The Meadowbank mine project site is 134 metres above sea level in low lying topography with numerous lakes. Water requirements for the Meadowbank mine project will be sourced from Second and Third Portage Lake. Operations at the Meadowbank mine project are expected to be year round with only minor weather-related interruptions to mining operations; however, these interruptions are not expected to affect ore availability for milling operations or other operating activities.

        The Meadowbank mine project is accessible from Baker Lake, located 70 kilometres to the south, over a 106 kilometre all-weather road, completed in March 2008. Baker Lake provides 2.5 months of summer shipping access via Hudson Bay and year round airport facilities. The Meadowbank mine project also has a 1,100 metre long gravel airstrip, permitting access by air. The Company will use ocean transportation for fuel, equipment, bulk materials and supplies from Montreal, Quebec, (or Hudson Bay port facilities) via barges and ships into Baker Lake during the summer port access period that starts in mid-July of each year. Fuel and supplies are transported to the site from Baker Lake by conventional tractor trailer units. Transportation for personnel and air cargo are provided on scheduled or chartered flights. The permanent base for employees from which to service the Meadowbank mine project are Val D'Or and Montreal, Quebec. Since February 2009, all chartered flights have landed directly at Meadowbank.

        The Meadowbank mine project is expected to produce an average of 335,000 ounces of gold per year from 2010 to 2018 and total cash costs per ounce are expected to average $370 over these years. A scoping study is currently underway to assess the feasibility of increasing production from 8,500 tonnes per day to 10,000 tonnes per day by accelerating development from the Goose Island and Portage open pits and potentially building a ramp-access underground operation at the southern end of the deposit.

Mining and Milling Facilities

        Meadowbank has three major deposits that have sufficient drilling definition to sustain reserves. By the end of 2008, all of the camp infrastructure (dormitories and kitchen) was completed. The mill, service building shop and generator buildings were built and are at various stages of completion. All required aggregates used in the mining process are produced from waste material taken from the north end of the Portage pit. In 2008, a dyke was constructed to fully access the north half of the Portage pit in preparation for 2009 pit development in order to have it ready for 2010 production. Future construction will include building a second major dyke (the Bay-Goose dyke) to access the southern portion of Portage and the Goose Island pits. Beginning in 2009, the Company plans to start construction of an 8 kilometre access road to service the Vault pit.

Mining Methods

        Mining at the Meadowbank mine project will be done by open pit with trucks and excavators and has been projected over an eight plus year mine life. Ore will be extracted conventionally using drilling and blasting with truck haulage to a primary gyratory crusher located adjacent to the mill. Sub-grade material (that is, material grading between actual cut-off and break even cut-off) will be separated and stockpiled for potential future processing. Waste rock will be hauled to one of two waste storage areas on the property, used for dyke construction or fill material or dumped into selective areas of the open pits that have previously been mined out. Mining will initially be concentrated in the Portage pit area. Waste material from the pre-stripping will be used as bulk construction materials for dykes, as well as for construction fill material around the site.

        During pre-production, ore grade material will be stockpiled close to the primary crusher. During years 2009 through 2013, all of the ore is scheduled to be sourced from the Portage pit. Waste material will be used to complete the construction of the Bay-Goose, Central and Stormwater dykes, with the remaining waste hauled to a primary dump north of Second Portage Lake.

        With the completion of the Bay-Goose dyke, the Goose Island pit will be brought into production in 2013. The Company anticipates that these two pits will operate concurrently for a period of one year, from 2013 through 2014. Waste stripping is scheduled to commence in the Vault pit in 2014, with the start of ore mining anticipated in 2014 as the Goose pit becomes depleted. During the last four years of the project life, estimated to begin in 2015, mining will be exclusively from the Vault pit.

Surface Facilities

        Current facilities on the Meadowbank mine project consist of a modern camp with capacity for 364 employees. In March 2008, the all-weather road from Baker Lake to Meadowbank was completed. The mill has been built and interior completion is expected to be completed in late 2009. The service shop has been closed in and interior construction is anticipated to resume in the spring of 2009. The laboratory is expected to be completed in April 2009 and construction of the generator building is underway. Equipment at the site includes blasthole drills, a mass excavator, hydraulic shovels, front end loaders, haulage trucks, tracked dozers and graders.

        The old exploration camp at the Meadowbank mine project, which consists of all-weather structures and tents that can accommodate up to 60 people, will be maintained and used as back-up if needed. In 2008, the exploration group was relocated 8 kilometres south of the mine site location to a separate camp with an 80-person capacity.

        Plant site facilities in construction include a mill building, a maintenance mechanical shop building, an assay lab and a heavy vehicle maintenance shop. A separate crusher structure will flank the main process complex. Power will be supplied by an 26.4 megawatt diesel electric power generation plant with heat recovery and an on site fuel storage and distribution system. A pre-fabricated modular type accommodation complex for 360 persons is supported with a sewage treatment, solid waste disposal and potable water plant. The mill-service-power complex is connected to the accommodation complex with enclosed corridors. In addition, the Company will build peripheral infrastructure including tailings and waste impoundment areas and an 8 kilometre haul road to the Vault pit.

        Facilities constructed at Baker Lake include a barge landing site (built in summer 2008) located three kilometres east of the community, a storage compound consisting of an open storage area and a cold storage building. A fuel storage and distribution complex with a 40 million litre capacity has been built next to the barge landing facility. The all-weather conventional access road linking the Baker Lake storage facilities to the mine site has also been completed.

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

        The Company will use crushed ore that will be fed to a coarse ore stockpile and then reclaimed by a SAG mill operating in closed circuit with a pebble crusher. The SAG mill will operate together with a ball mill to reduce the ore to about 80% passing 60-90 microns, depending on the ore type and its hardness. The ball mill will operate in closed circuit with cyclones. The grinding circuit will incorporate a gravity process to recover free gold and the free gold concentrate will be leached in an intensive cyanide leach-direct electrowinning recovery process.

        The cyclone overflow will be thickened prior to pre-aeration with air and leaching in agitated tanks. The leached slurry will be directed to a six-tank CIP system for gold recovery. Gold in solution from the leaching circuit is recovered on carbon and subsequently stripped and then recovered from the strip solution by electrowinning, followed by smelting and the production of a dore bar.

        The carbon-in-pulp tailings will be treated for the destruction of cyanide using the standard sulphur-dioxide-air process. The detoxified tailings will be pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize the water requirements for the project.

Mineral Recoveries

        Gold recoveries are expected to be 94.1% at the Third Portage deposit, 96.1% at the Goose Island deposit and 91.3% at the Vault deposit. The different ore zones have slightly different grind sensitivities to gold recovery and, as such, different particle size distributions are recommended as target grinds in the process. The use of a slightly coarser grind for the Vault ores will allow all three of the ore zones to be processed at a consistent process throughput.

        Following the free gold recovery from the gravity circuit, the cyanidation circuit is designed to maximize the gold recovery; the ore from each of the three zones will be treated differently given the different sulphide content from each area.

Environmental Matters (including Inuit Impact and Benefit Agreement)

        The development of the Meadowbank mine project was subject to an extensive environmental review process under the Nunavut Land Claims Agreement administered by the Nunavut Impact Review Board (the "NIRB"). On December 30, 2006, a predecessor to the Company received the Project Certificate from the NIRB, which includes the terms and conditions to ensure the integrity of the development process.

        In February 2007, a predecessor to the Company and the Nunavut government signed a Development Partnership Agreement (the "DPA") with respect to the Meadowbank mine project. The DPA provides a framework for stakeholders including the federal and municipal governments and the KIA to maximize the long-term socio-economic benefits of the Meadowbank mine project to Nunavut.

        An Inuit Impact Benefit Agreement for the Meadowbank mine project (the "IIBA") was signed with the KIA in March 2006. The IIBA ensures that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The IIBA also outlines the special considerations and compensation that Cumberland agreed to provide for Inuit regarding traditional, social and cultural matters.

        The Company currently holds a renewable exploration lease from the KIA that expires December 31, 2010. In July 2008, the Company signed a production lease for the construction and the operation of the mine, the mill and all related activities. In April 2008, the Company and KIA signed a water compensation agreement for the Meadowbank mine project addressing Inuit rights under the Land Claims Agreement respecting compensation for water use and water impacts associated with the project.

        Following receipt of the Project Certificate from the NIRB, all the permits and authorizations were obtained to allow for the construction, operation and ultimate reclamation of the Meadowbank mine project.

        The Meadowbank mine project consists of several gold-bearing deposits: Portage, Goose and Vault. A series of six dykes will be built to isolate the mining activities from neighbouring lakes. Waste rock from the Portage, Goose and Vault pits will be stored in the Portage and Vault rock storage facility. The control strategy to minimize the onset of oxidation and the subsequent generation of acid mine drainage includes freeze control of the waste rock through permafrost encapsulation and capping with an insulating convective layer of neutralizing rock (ultramafic and non-acid generating volcanic rocks). Because the site is underlain by about 450 metres of permafrost, the waste rock below the capping layer is expected to freeze, resulting in low rates of acid rock drainage generation in the long term.

        Tailings will be stored in Second Portage Arm. Initially the tailings will be deposited in a subaqueous environment, but the majority of tailings will be deposited on tailings beaches. A reclamation pond will be operated within the tailings storage facility. The control strategy to minimize water infiltration into the tailings storage facility and the migration of constituents out of the facility includes freeze control of the tailings through permafrost encapsulation. A four metre thick dry cover of acid neutralizing ultramafic rockfill will be placed over the tailings as an insulating convective layer to confine the permafrost active layer within relatively inert materials.

        The water management objectives for the project are to minimize the potential impact on the quality of surface water and groundwater resources at the site. Diversion ditches will be constructed to avoid the contact of clean runoff water with areas affected by the mine or mining activities. Contact water originating from affected areas will be intercepted, collected, conveyed to the tailings storage facility for re-use in process or decant to treatment (if needed) prior to release to receiving lakes.

Capital Expenditures/Development

        A total of $143 million has been budgeted to be spent at the Meadowbank mine project in 2009, including over $24 million on process plant construction and process equipment and $41 million on mining pre-production and the mining fleet. Approximately 75% of the mining equipment has already been delivered to Meadowbank. Mining pre-production will include the rock work associated with the construction of the perimeter dykes around the Portage open pit. The 2009 budget also includes $4 million for power plant construction and $12 million for site infrastructure including the service facilities.

        The mine is expected to start production in 2010. Total capital costs of construction incurred in 2008 at the Meadowbank mine project amounted to $314 million.

Geology, Mineralization and Exploration

Geology

        The Meadowbank mine project is located within a series of Archean-aged gold deposits hosted within polydeformed rocks of the Woodburn Lake Group geological formation, part of a series of Archean supracrustal assemblages forming the Western Churchill supergroup in northern Canada. Three of the four known gold deposits are currently planned to be mined. The Goose Island and Portage deposits are hosted within highly deformed magnetite rich iron formation rocks while intermediate volcanic rock assemblages host the majority of the mineralization at the more northerly Vault deposit. The fourth deposit, PDF, shows the same characteristics as Vault, though it is not currently anticipated to be a mineable deposit. In all deposits, gold mineralization is commonly associated with quartz and the presence of iron sulphide minerals (pyrite and/or pyrrhotite).

        Defined over a 1.85 kilometre strike length and across lateral extents ranging from 100 metres to 230 metres, the geometry of the Portage deposit consists of general north north-west striking ore zones, which are highly folded. The mineralization in the lower limb of the fold is typically six to eight metres in true thickness, reaching up to 20 metres in the hinge area.

Mineralization

        The Goose Island deposit is located just south of the Portage deposit. It is similar in setting (associated with iron rich formation) to the Portage deposit, but exhibits different geometry, with a north north-south trend and a steep westerly dip. Mineralized zones typically occur as a single unit near surface, splaying into several limbs at depth. The deposit is currently defined over a 750 metre strike length and down to 500 metres at depth (mainly in the southern end) with true thicknesses of ten to 12 metres (reaching up to 20 metres locally).

        The Vault deposit is located 7 kilometres north north-west of the Portage and Goose deposits. It is a planar and shallow dipping with a defined strike of 1,100 metres. The deposit has been disturbed by two sets of normal faults striking east-west and north-south and dipping moderately to the southeast and steeply to the east, respectively. The main lens has an average true thickness (based on one gram per tonne shell) of eight to 12 metres, reaching as high as 18 metres locally. The hanging wall lenses are typically three to five metres, and up to seven metres, in true thickness.

Exploration

        Exploration in the project area began as early as 1980 with grass roots exploration. As some interesting targets arose, several companies conducted various types of work between 1980 and 2007. Throughout these years, six deposits were the main focus of exploration: Portage, Cannu, Bay Zone, Goose Island, Vault and PDF. Over time, Cannu, Bay Zone and Portage were combined into one pit.

        In 2008, the Company planned and conducted a full drilling program for the first time. A total of 75 holes were drilled. Of these 75 holes, 45 holes (11,772 metres) were for definition drilling, 14 holes (7,815 metres) were for deep exploration on Goose deposits and 16 holes (3,454 metres) were for regional exploration.

        Drilling conducted at Goose South and Goose Island in 2008 covered 18 holes (6,321 metres) categorized as definition drilling. Also, 14 holes (7,815 metres) targeted Goose Island at depth and accordingly were categorized as deep exploration. This drilling identified a strong continuity at depth of Goose-Goose South mineralization. This drilling exposed the potential for an eventual underground operation.

        Drilling conducted at Portage in 2008 covered 27 holes for a total length of 5,451 metres categorized as definition drilling. The drilling was aimed at the Bay Zone area. The results strengthened and provided continuity to the geological and mineralization models. In addition, a few holes were drilled between the Portage and Goose deposits to identify possible continuity.

        The focus of exploration in 2009 will be to refine the Portage mineralization model, drill the outer pit shells of the Portage and Goose pits, connect the gap between the Portage and Goose pits, add drill holes on the Goose deposit at depth and test continuity at depth under Goose. Exploration expenditures of $4.8 million for the mine and $2.0 million for regional exploration are planned for 2009. The Vault deposit, approximately seven kilometres to the north, will also be tested. Additionally, surface regional programs will be executed to follow up on known gold occurrences and identified gold and base metal showings on the regional scale of the property.

Exploration Activities

        During 2008, the Company continued to actively explore in Quebec, Ontario, Nunavut, Nevada, Finland and Mexico. At the end of December 2008, the land holdings of the Company in Canada consisted of 75 projects comprised of 3,053 mineral titles (claims, mining leases, etc.) covering an aggregate of 209,093 hectares. Land holdings in the United States consisted of seven properties comprised of 2,996 minerals titles covering an aggregate of 25,528 hectares. Land holdings in Finland consisted of three groups of properties comprised of 137 minerals titles covering an aggregate of 11,188 hectares. Land holdings in Mexico consisted of four projects comprised of 45 mining concession titles covering an aggregate of 58,969 hectares. During 2008, the Company's Canadian exploration activities were focused on the CLL Fault Zone between the Bousquet and Lapa areas in the Abitibi region of Quebec. The Company is conducting exploration activities in other parts of the Abitibi region, including the James Bay region and other projects in Ontario. In Nevada, exploration activities during 2008 were concentrated on West Pequop located in the northeastern region of the State. With the acquisitions of the Pinos Altos mine project, the Kittila Mine and the Meadowbank mine project, in Mexico, Finland and Canada, respectively, the Company began several aggressive exploration programs. In Mexico, the exploration campaigns were in Chihuahua and Sinaloa States. In Finland, exploration included diamond drilling along the Surrikuusikko Trend both to the north and south of the Kittila Mine lease. At the Meadowbank property, the exploration activities were conducted both within the mining lease and outside of the remaining mining claims.

Mineral Reserve and Mineral Resource

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

    This section uses the terms "measured resources" and "indicated resources". We advise investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

        The preparation of the information set forth below with respect to the mineral reserves at the LaRonde Mine (which includes mineral reserves at the LaRonde Mine extension), the Goldex and Kittila Mines, the Lapa, Meadowbank, and Pinos Altos mine projects and the Bousquet and Ellison properties has been supervised by the Company's Vice-President, Project Development, Marc Legault, P.Eng, a "qualified person" under NI 43-101. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

        The criteria set forth in NI 43-101 for reserve definitions and guidelines for classification of mineral reserve are similar to those used by Guide 7. However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Under Guide 7, among other things, a mineral reserve estimate must have a "final" or "bankable" feasibility study. Guide 7 also requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. In addition to the differences noted above, Guide 7 does not recognize mineral resources. The assumptions used for the 2008 mineral reserves and resources estimate reported by the Company in this Form 20-F were based on three-year average prices for the period ending December 31, 2008 of $725 per ounce gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper and exchange rates of C$1.09 per $1.00, 11.00 Mexican pesos per $1.00 and $1.37 per €1.00. The assumptions for the mineral reserves and resources estimates reported by the Company for the period ending December 31, 2007 were $583 per ounce gold, $10.77 per ounce silver, $1.19 per pound zinc, $2.65 per pound copper and exchange rates of C$1.14 per $1.00, 10.91 Mexican pesos per $1.00 and $1.29 per €1.00. Other estimates used for calculating 2007 and 2006 mineral reserve and resource information may be found in the Company's annual filings in respect of the years ended December 31, 2007 and December 31, 2006, respectively. Set out below are the reserve estimates as calculated in accordance with NI 43-101 and Guide 7, respectively (tonnages and contained gold quantities are rounded to the nearest thousand):

	National Instrument 43-101			Industry Guide No. 7
Property	Tonnes	Grade (g/t)	Contained Gold (oz)	Tonnes	Grade (g/t)	Contained Gold (oz)
Proven Reserve
Goldex	434,000	1.95	27,000	434,000	1.95	27,000
Lapa	23,000	7.53	6,000	23,000	7.53	6,000
Kittila	199,000	4.84	31,000	199,000	4.84	31,000
Pinos Altos	97,000	1.35	4,000	97,000	1.35	4,000
LaRonde	4,075,000	2.76	362,000	4,075,000	2.76	362,000
Total Proven Reserve	4,828,000		430,000	4,828,000		430,000
Probable Reserve
Goldex	23,391,000	2.05	1,544,000	23,391,000	2.05	1,544,000
Lapa	3,730,000	8.80	1,055,000	3,730,000	8.80	1,055,000
LaRonde	31,735,000	4.52	4,612,000	31,735,000	4.52	4,612,000
Kittila	21,171,000	4.69	3,193,000	21,171,000	4.69	3,193,000
Meadowbank	32,773,000	3.45	3,638,000	32,773,000	3.45	3,638,000
Pinos Altos	41,669,000	2.68	3,589,000	41,669,000	2.68	3,589,000
Total Probable Reserve	154,469,000		17,631,000	154,469,000		17,631,000
Total Proven and Probable Reserve	159,297,000		18,060,000	159,297,000		18,060,000

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

LaRonde Mineral Reserve and Mineral Resource

	As at December 31,
	2008	2007	2006
Gold
Proven — tonnes	2,300,000	2,800,000	3,400,000
Average grade — gold grams per tonne	3.95	3.98	3.91
Probable — tonnes	26,500,000	25,600,000	25,800,000
Average grade — gold grams per tonne	5.23	5.37	5.46
Zinc
Proven — tonnes	1,800,000	1,900,000	2,400,000
Average grade — gold grams per tonne	1.19	1.06	1.15
Probable — tonnes	5,200,000	4,600,000	4,100,000
Average grade — gold grams per tonne	0.94	0.80	0.87
Total mineral reserve — tonnes	35,800,000	34,900,000	35,600,000
Total contained gold ounces	4,974,000	4,958,000	5,151,000

Notes:

(1)
The proven and probable mineral reserves set forth in the table above are based on net smelter return cut-off value of the ore that varies between C$61.00 per tonne and C$73.00 per tonne depending on the deposit. The Company's historical metallurgical recovery rates at the LaRonde Mine from January 1, 2003 to December 31, 2008 were 91.1% for gold, 85.9% for silver, 81.7% for copper and 84.4% for zinc. For every 10% change in the gold price, there would be an estimated 1% change in proven and probable reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2008, the LaRonde Mine had 6.3 million tonnes of indicated mineral resource grading 1.83 grams of gold per tonne and an inferred mineral resource of 4.9 million tonnes grading 5.91 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the LaRonde Mine by category at December 31, 2008 with those at December 31, 2007.

	Proven	Probable	Total
December 31, 2007	4,672	30,225	34,897
Mined	(2,639)	0	(2,639)
Revision	2,042	1,510	3,552
December 31, 2008	4,075	31,735	35,810
(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the LaRonde Mine may be found in the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005.

Goldex Mineral Reserve and Mineral Resource

	As at December 31,
	2008	2007	2006
Gold
Proven — tonnes	434,000	250,000	100,000
Average grade — gold grams per tonne	1.95	2.23	2.25
Probable — tonnes	23,391,000	22,800,000	22,800,000
Average grade — gold grams per tonne	2.05	2.20	2.29
Total mineral reserve — tonnes	23,825,000	23,100,000	22,900,000
Total contained gold ounces	1,571,000	1,634,000	1,689,000

Notes:

(1)
The 2008 mineral reserve and mineral resource estimates were calculated using assumed metallurgical recoveries of 90.0%. Mining costs at Goldex were estimated to be C$24 per tonne in 2008. The cut-off grade used to evaluate drill intercepts at Goldex was 1.37 grams of gold per tonne below a depth of 2,410 metres and 1.10 grams of gold per tonne above a depth of 2,410 metres, over a minimum true thickness of approximately 15 metres. For a 10% change in the gold price, the Company estimates there would be no change in reserves.

(2)
The proven mineral reserve at the Goldex Mine consists only of underground and surface stockpiles of reserve-grade ore from mine development and production activities. Excavated rock from this area was stockpiled and assigned to proven mineral reserves (at a grade measured by sampling) and the extracted ore was subtracted from the probable mineral reserves. The proven reserve stockpile also contained a minor amount of sampled rock from excavations through other mineralized zones that was above the Goldex Extension Zone gold grade cut-off (1.37 grams of gold per tonne as established by the feasibility study).

(3)
As at December 31, 2008, Goldex was estimated to contain 0.2 million tonnes of indicated mineral resource grading 1.79 grams of gold per tonne and 11.9 million tonnes of inferred mineral resource grading 2.42 grams of gold per tonne.

(4)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Godlex Mine by category at December 31, 2008 with those at December 31, 2007.

	Proven	Probable	Total
December 31, 2007	250	22,849	23,099
Mined	(244)	(874)	(1,118)
Revision	428	1,416	1,844
December 31, 2008	434	23,391	23,825
(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Goldex mine project may be found in the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with the Canadian securities regulatory authorities on SEDAR on October 27, 2005.

Kittila Mineral Reserve and Mineral Resource

	As at December 31,
	2008	2007	2006
Gold
Proven — tonnes	199,000	—	—
Average grade — gold grams per tonne	4.84	—	—
Probable — tonnes	21,171,000	18,200,000	16,000,000
Average grade — gold grams per tonne	4.69	5.12	5.08
Total mineral reserve — tonnes	21,370,000	18,200,000	16,000,000
Total contained gold ounces	3,199,000	2,996,000	2,616,000

Notes:

(1)
The 2008 mineral reserve and mineral resource estimates were calculated using metallurgical recoveries of 83.5% in the first three years of operation and 87.0% thereafter. Gold cut-off grades used were 2.0 grams per tonne for open pit reserves and 2.7 grams per tonne for underground reserves. High gold values were cut to 50.0 grams per tonne. Open pit dilution was estimated to be 15% while underground dilution was set at 20%. The open pit operating cost is estimated to be €30.02 per tonne while the underground operating cost is estimated to be €40.62 per tonne. For a 10% change in the gold price, the Company estimates that there would be a 3.3 to 4% change in probable mineral reserves.

(2)
Indicated mineral resources at Kittila were 3.5 million tonnes grading 2.99 grams per tonne. In addition, the Kittila mine project had inferred mineral resources of 17.6 million tonnes of ore grading 4.42 grams per tonne.

(3)
The breakdown of reserves between planned open pit operations and underground operations at the Kittila mine project is (tonnages and contained ounces are rounded to the nearest thousand):

Mining Method	Category	Tonnes	Grade (g/t)	Contained Gold (oz)
Open pit	Probable reserve	4,092,000	5.05	664,000
Underground	Probable reserve	17,079,000	4.61	2,530,000
Total	Probable reserve	21,171,000	4.69	3,194,000
(4)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Kittila Mine by category at December 31, 2008 with those at December 31, 2007.

	Proven	Probable	Total
December 31, 2007	nil	18,206	18,206
Mined	310	0	310
Revision	(111)	2,965	2,854
December 31, 2008	199	21,171	21,370
(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Kittila mine project may be found in the Technical Report on the July 31, 2008 Mineral Resource and Mineral Reserve Estimate of the Kittila Mine Project, Finland, filed with the Canadian securities regulatory authorities on SEDAR on December 11, 2008.

Lapa Mineral Reserve and Mineral Resource

	As at December 31,
	2008	2007	2006
Gold
Proven — tonnes	23,000	2,800	—
Average grade — gold grams per tonne	7.53	10.65	—
Probable — tonnes	3,730,000	3,755,600	3,944,000
Average grade — gold grams per tonne	8.80	8.86	9.08
Total mineral reserve — tonnes	3,753,000	3,758,000	3,944,000
Total contained gold ounces	1,061,000	1,071,000	1,152,000

Notes:

(1)
The 2008 mineral reserve and mineral resource estimates were calculated using metallurgical recoveries of 86% and a cut-off grade of 8.8 grams per tonne. For the indicated mineral reserve estimates below, a minimum in situ gold grade cut-off was 4.5 grams per tonne, before dilution. The operating cost per tonne estimate for the Lapa mine project is C$90.43. The Company estimates that a 10% change in the gold price would result in an approximate 6.8% change in probable reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2008 the Lapa property contained 1.0 million tonnes of indicated mineral resource grading 4.36 grams of gold per tonne and 0.8 million tonnes of inferred mineral resource grading 7.97 grams of gold per tonne.

(3)
For the 2008 mineral reserve and mineral resource estimate, gold assays were cut to 120 grams per tonne for the Contact, FW and North zones and the other satellite zones that comprise the Lapa deposit (Center and South zones) were cut at 50 grams of gold per tonne.

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Lapa mine project may be found in the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR on June 8, 2006.

Pinos Altos Mineral Reserve and Mineral Resource

	As at December 31,
	2008	2007	2006
Gold
Proven — tonnes	97,000	—	—
Average grade — gold grams per tonne	1.35	—	—
Probable — tonnes	41,669,000	24,700,000	18,600,000
Average grade — gold grams per tonne	2.68	3.21	3.07
Total mineral reserve — tonnes	41,766,000	24,700,000	18,600,000
Total contained gold ounces	3,593,000	2,547,000	1,837,000

Notes:

(1)
The 2008 mineral reserve and mineral resource estimates were calculated using metallurgical recoveries of 96.5%. Minimum mining widths used were either three metres for underground or four metres for open pit. A cut-off that varied between $5.43 and $30.36 per tonne was used to determine the mineral resource for open pit mining and underground mining, respectively. A cut-off that varied between $7.51 and $21.65 per tonne was used to determine heap-leach and milled reserves, respectively, while a cut-off of $40.48 per tonne was used to determine the underground mining reserve estimate. A 10% dilution was applied for the open pit reserve estimate while a dilution that averaged 21.4% was applied for the underground reserve estimate. The Company estimates that a 10% change in the gold price would result in approximately a 3% change in mineral reserves.

(2)
In addition to the proven mineral reserve set out above, at December 31, 2008, the Pinos Altos mine project was estimated to contain 59,000 million ounces of silver comprised of 0.1 million tonnes of ore grading 19.08 grams of silver per tonne and in addition to the probable mineral reserve set out above, at December 31, 2008, the Pinos Altos mine project was estimated to contain 100 million ounces of silver comprised of 41.7 million tonnes of ore grading 74.61 grams of silver per tonne. Indicated mineral resources were 12.5 million tonnes grading 1.00 grams of gold per tonne and 26.08 grams of silver per tonne. In addition, the Pinos Altos property had inferred mineral resources of 4.0 million tonnes of ore grading 1.65 grams of gold and 39.95 grams of silver per tonne.

(3)
Gold assays were cut to either 24, 26.5, 30 or 78 grams per tonne, depending on the rock type. Silver assays were either not cut, or cut to 645, 940, 1,350 or 4,580 grams per tonne, depending on the rock type.

(4)
The breakdown of reserves between planned open pit operations and underground operations at the Pinos Altos mine project is (tonnages and contained ounces are rounded to the nearest thousand):

Mining Method	Category	Tonnes	Grade (g/t)	Contained Gold (oz)
Stock Pile	proven reserve	97,000	1.37	4,000
Open Pit	probable reserve	18,594,000	2.34	1,402,000
Underground	probable reserve	23,075,000	2.95	2,187,000
Total	probable reserve	41,766,000	2.68	3,593,000
(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Pinos Altos mine project may be found in the Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, Technical Report on the Mineral Resources and Reserves as of December 31, 2008 filed with the Canadian securities regulatory authorities on SEDAR on March 25, 2009.

Meadowbank Mineral Reserve and Mineral Resource

	As at December 31,
	2008	2007
Gold
Probable — tonnes	32,773,000	29,261,000
Average grade — gold grams per tonne	3.45	3.67
Total mineral reserve — tonnes	32,773,000	29,261,000
Total contained gold ounces	3,638,000	3,453,000

Notes:

(1)
The 2007 and 2008 mineral reserve and mineral resource estimates were calculated using metallurgical recoveries of 93.50% and 92.98%, respectively. Minimum mining widths used were four metres for open pit. A cut-off of 1.50 grams of gold was used to determine the open pit reserves. A 12% dilution factor was applied for the open pit reserve estimate. The estimated operating cost used from the 2008 mineral reserve estimate was C$31.82 per tonne. For a 10% change in the gold price, the Company estimates that there would be a 2% change in probable mineral reserves.

(2)
Indicated mineral resources were 22.0 million tonnes grading 2.17 grams of gold per tonne. In addition, the Meadowbank mine project property had inferred mineral resources of 5.0 million tonnes of ore grading 2.78 grams of gold.

(3)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Meadowbank mine project may be found in the Technical Report on the Mineral Resources and Mineral Reserves Dated September 30, 2008, Meadowbank Gold Project, Nunavut, Canada filed with the Canadian securities regulatory authorities on SEDAR on December 15, 2008.

Risk Mitigation

        The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. The Company believes that its LaRonde Mine is one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

        The Company also mitigates some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3 Key Information — Risk Factors".

Glossary of Selected Mining Terms

"agglomerate"	A breccia composed largely or entirely of fragments of volcanic rocks.
"alteration"	Any physical or chemical change in a rock or mineral subsequent to formation. Milder and more localized than metamorphism.
"amygdule"	A gas cavity or vesicle in an igneous rock that is filled with secondary minerals such as calcite, quartz, chalcedony or a zeolite.
"anastomosing"	A network of branching and rejoining fault or vein surfaces or surface traces.
"andesitic"	An adjective referring to a dark-coloured igneous, calc-alkaline volcanic rock, of intermediate composition (containing between 52-63% silica).
"aphanitic"	A rock or ground mass exhibiting a texture of an igneous rock in which the crystalline components are not distinguishable by the unaided eye.
"argillite"
A compact rock, derived either from mudstone (claystone or siltstone) or shale, that has undergone a somewhat higher degree of induration than mudstone or shale but is less clearly laminated and without its fissility, and that lacks the cleavage distinctive of slate.
"assay"	An analysis to determine the presence, absence or concentration of one or more chemical components.
"basin"	An area in which sediments accumulate.
"bedrock"	The solid rock underlying surface deposits.

"breccia"	A general term applied to rock formations consisting mostly of angular fragments hosted by fine-grained matrix.
"brittle"	Of minerals, proneness to fracture under low stress. A quality affecting behavior during comminution of ore, whereby one species fractures more readily than others in the material being crushed.
"byproduct metal"	A secondary or additional metal recovered from the processing of another mineral.
"carbon in pulp (CIP) circuit"
A process by which soluble gold within a finely ground slurry is recovered by absorption onto coarser activated carbon. A CIP circuit comprises a series of tanks through which a leached slurry flows. Gold is captured onto captive activated carbon which will periodically be moved counter-currently from tank to tank. Head tank carbon is extracted periodically to further recover adsorbed gold before being returned to the circuit tails tank.
"channel sample"	The material from a level groove cut across an ore exposure to obtain a true cross section of the ore exposure.
"clast"	A fragment of mineral, rock or organic structure that has been moved individually from its place of origin.
"cockade"	An open-space vein filling in which the ore and gangue minerals are deposited in successive comblike crusts around rock fragments; e.g., around vein breccia fragments.
"condemnation drilling"	Drilling which is targeted at areas around a resource where the engineers want to place mine infrastructure, such as leach pads, waste stockpiles, plant infrastructure, truck shops, etc.
"conglomerate"	A sedimentary rock consisting of rounded, water worn pebbles or boulders cemented into a solid mass.
"conjugate"	Characteristic of tectonic structures (faults, folds) that were produced at the same time in the same constraint field, angled from each other depending on the nature of the rock.
"contact zone"	A zone of alteration or other chemical reaction surrounding a mineral in a rock.
"cross-cut"	A horizontal opening driven from a shaft (or near) right angles to the strike of a vein or other ore body.
"crustiform"	Texture resulting from minerals growing within a vein, often growing inwards from the vein wall.
"cut-off grade"	(A) In respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted.

(B) In respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study.
Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production and metal prices.

"deposit"	A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work, and found to be a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.
"development"	The preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimated. Development is an intermediate stage between exploration and mining.
"dilution"	The effect of waste or low-grade ore being included in mined ore, increasing tonnage mined and lowering the overall ore grade.
"dip"	The angle at which a bed is inclined from the horizontal.
"discordant"	Said of a contact between an igneous intrusion and the country rock that is not parallel to the foliation or the bedding planes of the latter.
"disseminated"
Said of a mineral deposit (especially of metals) in which the desired minerals occur as scattered particles in the rock, but in sufficient quantity to make the deposit an ore. Some disseminated deposits are very large.
"drift"	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.
"ductile"	Of rock, able to sustain, under a given set of conditions, 5% to 10% deformation before fracturing or faulting.
"dyke" or "dike"	An earthen embankment, as around a drill sump or tank, or to impound a body of water or mill tailing.
"electrowinning"
An electrochemical process in which a metal dissolved within an electrolyte is plated onto an electrode. Used to recover metals such as cobalt, copper, gold, and nickel from solution in the leaching of ores, concentrates, precipitates, matte, etc.
"envelope"	1. The outer or covering part of a fold, especially of a folded structure that includes some sort of structural break.
2. A metamorphic rock surrounding an igneous intrusion.
3. In a mineral, an outer part different in origin from an inner part.
"epigenetic"	An ore body formed by hydrothermal fluids and gases that were introduced into the host rocks from elsewhere, filling cavities in the host rock.
"epithermal"
A hydrothermal mineral deposit formed within one kilometre of the Earth's surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins. Also, said of that depositional environment.
"extensional-shear vein"	A vein put in place in an extension fracture caused by the deformation of a rock.
"fault"
A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. The displacement may be a few inches or many miles long.

"feasibility study"	A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

A "preliminary feasibility study" or "pre-feasibility study" is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
"flexure"	A general term for a fold, warp, or bend in rock strata. A flexure may be broad and open, or small and closely compressed
"floater"	A single fragment of float.
"float"	A general term for loose fragments of ore or rock, especially on a hillside below an outcropping ledge or vein.
"flotation"
A process for concentrating minerals based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to the consistency of talcum powder, the minerals will float to the surface. The metal rich flotation concentrate is then skimmed off the surface
"foliation"
A general term for a planar arrangement of textural or structural features in any type of rock, especially the planar structure that results from flattening of the constituent grains of a metamorphic rock.
"fracture"	A general term for any break in a rock, whether or not it causes displacement, due to mechanical failure by stress. Fracture includes cracks, joints and faults.
"free gold"	Gold not combined with other substances.
"gangue"	The worthless minerals in an ore deposit.
"geochemical anomaly"
A concentration of one or more elements in rock, soil, sediment, vegetation or water that is markedly higher or lower than background. The term may also be applied to hydrocarbon concentration in soils.
"geotechnical drilling"	Drilling done to gather information on rock quality and structures for rock mechanics purposes.
"glacial till"
Dominantly unsorted and unstratified drift, generally unconsolidated, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a heterogeneous mixture of clay, silt, sand, gravel and boulders ranging widely in size and shape. Also referred to as "till" and ice-laid drift.

"gneiss"	A foliated rock formed by regional metamorphism, in which bands or lenticles of granular minerals alternate with bands or lenticles in which minerals having flaky or elongate prismatic habits predominate. Generally less than 50% of the minerals show preferred parallel orientation. Although a gneiss is commonly feldspar- and quartz-rich, the mineral composition is not an essential factor in its definition. Varieties are distinguished by texture (e.g., augen gneiss), characteristic minerals (e.g., hornblende gneiss) or general composition and/or origins (e.g., granite gneiss).
"gouge"	A layer of soft, earthy or clayey, fault-comminuted rock material along the wall of a vein, so named because a miner can "gouge" it out to facilitate the mining of the vein itself.
"grab sample"	A single sample or measurement taken at a specific time or over as short a period as feasible.
"grade"	The relative quality of the percentage of ore-mineral content in a mineralized body, i.e. grams of gold per tonne.
"head grade"	The average grade of ore fed into a mill.
"hectare"	A metric measurement of area equivalent to 10,000 square meters or 2.47 acres.
"hornblende phenocryst"	A large and usually conspicuous crystal of a black to dark green mineral generally opaque called hornblende found in some volcanic and igneous rocks.
"horst"	An upfaulted block of rock.
"hydrothermal alteration"	Alteration of rocks or minerals by the reaction of hydrothermal water with pre-existing solid phases.
"indicated mineral resource"
The part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.
"inferred mineral resource"
The part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. Investors are cautioned not to assume that part of or all of an inferred mineral resource exists, or is economically or legally mineable.
"infill drilling" or "in-fill drilling"	Drilling within a defined mineralized area to improve the definition of known mineralization.
"intrusive"	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
"kilometre"	A metric measurement of distance (1.0 kilometre = 0.62 miles).
"lapilli"
Pyroclastics that may be either essential, accessory or accidental in origin, of a size range that has been variously defined within the limits of 2 millimetres and 64 millimetres. The fragments may be either solidified or still viscous when they land (though some classifications restrict the term to the former); thus there is no characteristic shape. An individual fragment is called a "lapillus".
"lens"	Generally used to describe a body of ore that is thick in the middle and tapers towards the ends, resembling a convex lens.
"lithological units"	Geological groups.
"longitudinal retreat"	A mining method where the ore is excavated in horizontal slices along the orebody and the stoping starts below and advances upwards. The ore is recovered underneath in the stope.
"matrix"	The non-valuable minerals in an ore.
"measured mineral resource"
The part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.
"Merrill Crowe process"
A separation technique for removing gold from a cyanide solution. The solution is separated from the ore by methods such as filtration and counter current decantation, and then the gold is cemented by adding zinc dust, which precipitates the gold (zinc has a higher affinity for the cyanide ion than gold). Silver and copper may also precipitate. The precipitate is further refined, e.g., by smelting, to remove the zinc and by treating with nitric acid to dissolve the silver.
"metallurgical properties"	Properties characterizing metals and minerals behaviour towards various processing techniques.

"metamorphism"	The process by which the form or structure of sedimentary or igneous rocks is changed by heat and pressure.
"metasedimentary"	A sedimentary rock that shows evidence of having been changed in form or structure by heat and pressure.
"mineral reserve"
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
"mineral resource"
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
"net smelter return royalty"
A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.
"orogenic gold deposit"	A gold deposit formed by volcanism, subduction, plate divergence, folding or the movement of fault blocks.
"ounce"	Troy ounce = 31.103 grams
"outcrop"	An exposure of bedrock at the surface.
"oxidation"	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.
"oxidative"	Descriptive of an oxidation reaction.
"penetrative strain"	A change in relative configuration of all the particles of a rock or a unit of rocks due to a stress.
"peroxysilica process"	A water process treatment involving a combination of hydrogen peroxide and sodium silicate addition.
"phenocryst"	A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.
"plunge"	The inclination of a fold axis or other linear structure, measured in the vertical plane.
"polydeformed"	A rock that has been subjected more than one time to folding, faulting, shearing, compression or extension as a result of various techtonic forces.
"porphyritic"	Rock texture in which one or more mineral has a larger grain size than the accompanying minerals.
"Porphyry"	Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.
"post-mineralization"	Occurring after the mineralization has taken place.

"pre-mineralization"	Occurring before the mineralization has taken place.
"pressure oxidation process"
A process by which sulphide minerals are oxidised in order to expose gold encapsulated into the mineral lattice. The main component of a pressure oxidation circuit consists of one or multiple pressurised vessels through oxygen addition. Oxygen level and process temperature are the primary control parameters of such units.
"probable mineral reserve"
The economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit.
"proven mineral reserve"
The economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters and to support production planning and evaluation of the economic viability of the deposit.
"pyroclastic"	Produced by explosive or aerial ejection of ash, fragments and glassy material from a volcanic vent. Term applicable to the rocks and rock layers as well as to the textures so formed.
"rake"	The trend of an orebody along the direction of its strike.
"recovery"
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
"reverse circulation"	The circulation of bit-coolant and cuttings-removal liquids, drilling fluid, mud, air or gas down the bore hole outside the drill rods and upward inside the drill rods.
"schist"	A strongly foliated crystalline rock that can be readily split into think flakes or slabs due to the well developed parallelism of more than 50% of the minerals present in it.
"Semi-autogenous grinding" or "SAG"	A method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.
"shaft collar"
A heavy wooden frame erected at the mouth of a rectangular shaft to provide a solid support for the timber sets. A more permanent structure consists of a concrete wall extending from two to eight sets in depth. On this concrete mass is bolted the bearer timbers that support the top heavy set or collar set. The term also applies to the heavy concrete ring at the mouth of a circular concrete-lined shaft.
"shear" or "shearing"	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
"sheave deck"	One of the separate compartments or platforms containing a grooved pulley wheel. Commonly used in underground rope haulage.

"sill"	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.
"slurry"	The fine carbonaceous discharge from a mine washery.
"step-out drilling"	Process of drilling holes to intersect a mineralization horizon or structure along strike or down dip.
"stope development"	The driving of subsidiary openings designed to prepare blocks of ore for actual extraction by stoping.
"stratigraphic column"	A sketched cross-section of the staking of different layers of rock in an area.
"strike"	The course or bearing of the outcrop of an inclined bed, vein or fault plane on a level surface; the direction of a horizontal line perpendicular to the direction of the dip.
"sublevel retreat"	A mining method where the ore is excavated in horizontal slices along the orebody and the stoping starts below and advances upwards. The ore is recovered underneath in the stope.
"supracrustal"	Any phenomenon happening in the near-surface part of Earth's crust.
"synchronous"
Occurring, existing or formed at the same time; contemporary or simultaneous. The term is applied to rock surfaces on which every point has the same geologic age, such as the boundary between two ideal time-stratigraphic units in continuous and unbroken succession. It is also applied to growth (or depositional) faults and to plutons emplaced contemporaneously with orogenies.
"tabular"	Said of a feature having two dimensions that are much larger or longer than the third, such as a dyke, or of a geomorphic feature having a flat surface, such as a plateau.
"tailing"	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
"tailings dam"	A natural or man-made confined area suitable for depositing tailings.
"tailings pond"
A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.
"tenement"	A synonym of mineral title
"thickness"	The distance at right angles between the hanging wall and the footwall of a lode or lens.
"tonne"	1 tonne = 1,000 kilograms = 2204.6 pounds
"transfer fault"	A structure that can accommodate lateral variations of deformation and strain.
"transverse open stopping"
A mining method where the ore is excavated in horizontal slices perpendicular to the ore and the stoping starts below and advances upwards. The ore is recovered underneath the stope through a drawpoint system.
"vein"	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
"winze"	An internal mine shaft.
"zone"	An area of distinct mineralization.

ITEM 4A    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

Revenues from Mining Operations

        In 2008, revenue from mining operations decreased 15% to $369 million from $432 million in 2007. The decrease in revenue was driven by the sharp decrease in zinc and copper prices and the decrease in production of all byproduct metals. This was partially offset by increased gold production and prices. The increase in gold production is attributable to the mid-year opening of the new Goldex Mine in northwestern Quebec.

        In 2008, sales of gold and silver accounted for 78% of revenues, up from 56% in 2007 and up from 47% in 2006. The increase in the percentage of revenues from precious metals when compared to 2007 is largely due to the increase in gold prices and production and sharp decreases in the prices of byproduct zinc and copper. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. The table below sets out net revenue, production volumes and sales volumes by metal:

	2008	2007	2006
Revenues from mining operations (thousands):
Gold	$227,576	$171,537	$159,815
Silver	59,398	70,028	58,262
Zinc	54,364	156,340	211,871
Copper	27,600	34,300	34,684

	$368,938	$432,205	$464,632

Production volumes:
Gold (ounces)	276,762	230,992	245,826
Silver (000s ounces)	4,079	4,920	4,956
Zinc (tonnes)	65,755	71,577	82,183
Copper (tonnes)	6,922	7,482	7,289
Sales volumes:
Gold (ounces)	258,601	229,316	256,961
Silver (000s ounces)	4,023	5,171	4,739
Zinc (tonnes)	62,653	72,905	81,689
Copper (tonnes)	6,913	7,466	7,302

        Revenue from gold sales increased $56 million, or 33%, in 2008. Gold production increased to 276,762 ounces in 2008, up 20% from 230,992 ounces in 2007. The increase is attributable to the commencement of production at the new Goldex Mine during mid-year 2008. Realized gold prices increased 18% in 2008 to $879 per ounce from $748 per ounce in 2007. Silver revenue decreased $11 million, or 15%, in 2008. The $11 million decrease was mostly attributable due to lower silver production.

        Revenue from zinc sales decreased $102 million, or 65%, in 2008 when compared to 2007. The decrease in zinc revenue was due to 41% lower realized prices as well as an 14% decrease in sales volume. Revenue from copper sales decreased by 20% when compared to 2007. This was due to a decrease of 11% in the realized sales price of copper and a decrease in sales volume of 7%.

        Total fourth quarter revenue decreased in 2008 compared to 2007 due to the significant decrease in revenue from in zinc, copper and silver production, which was partially offset by the increase in revenue from gold production.

Interest and Sundry Income

        Interest and sundry income consists mainly of interest on cash balances. Interest and sundry income was $11.7 million in 2008 compared to $25.1 million in 2007. The $13.4 million decrease was attributable to the significantly lower average cash balance held during 2008 compared to 2007 in combination with lower realized interest rates.

Available-for-sale Securities

        From time to time, the Company takes minority equity positions in other mining and exploration companies. In 2008, as part of its procedures to assess the value of the Company's available-for-sale securities portfolio was reasonable for accounting purposes, it was determined in accordance with the requirements of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"), that a non-cash write-down was required. These write-downs do not necessarily reflect management's long-term outlook on the value of the securities, but rather an "other-than-temporary" impairment as defined in FAS 115 for various investments amounting to $74.8 million. There were no such write-downs in 2007.

        In 2008 the sale of various available-for-sale securities resulted in a gain before taxes of $25.6 million compared to $4.1 million in 2007. The larger gain in 2008 is directly attributable to the Company's investment in Gold Eagle Mines Ltd. ("Gold Eagle"). The Company acquired securities of Gold Eagle during the second quarter of 2008 for $49.4 million. In the third quarter, the Company sold the shares into a successful take-over bid for Gold Eagle at a price per share significantly above the Company's acquisition cost of the Gold Eagle securities.

        In addition, during the third quarter, the Company made a strategic investment in Comaplex Minerals Corp. ("Comaplex") for $46.7 million by purchasing 7,628,571 common shares, or approximately 14.5%, of Comaplex from another mining company. As of December 31, 2008, the Company owns a total of 8,228,571 common shares, or approximately 15.6% of Comaplex.

Production Costs

        In 2008, total production costs were $186.9 million compared to $166.1 million in 2007. This increase is due to the start of production at the new Goldex Mine in northwest Quebec, which commenced production during 2008. The table below sets out the components of production costs:

Production Costs	2008	2007	2006
	(thousands)
Production costs at LaRonde	$166,496	$166,104	$143,753
Production costs at Goldex	20,366	—	—

Production costs per Consolidated Statement of Income	$186,862	$166,104	$143,753

        Production costs at the LaRonde Mine remained relatively constant during 2008 at $166.5 million when compared to 2007. In 2007, production costs increased 16% to $166.1 million from $143.8 million in 2006.

        During 2008, LaRonde processed an average of 7,210 tonnes of ore per day compared to 7,325 tonnes of ore per day during 2007. While the design capacity of the plant is 6,350 tonnes per day, it has been operating at an average of approximately 7,286 tonnes per day for three years. Minesite costs per tonne were C$64 in the fourth quarter compared to C$65 in the fourth quarter of 2007. For the full year, the minesite costs per tonne were C$67, compared with C$66 per tonne in 2007. The increase in minesite costs per tonne during 2008 is attributable to the higher average fuel and other input costs compared to 2007.

        In 2008, production costs at the Goldex Mine were $20.4 million since the commencement of commercial production on August 1, 2008.

        Since commercial production was achieved on August 1, 2008, Goldex has processed an average of 5,559 tonnes of ore per day, while the design capacity of the plant is 7,000 tonnes per day. The lower production rates were associated with the ramp up of the Goldex Mine during the early stages of commercial production. For 2008, the minesite costs per tonne were C$27.

        In 2008, total cash costs per ounce of gold increased to $162 from minus $365 in 2007 and minus $690 in 2006. The total cash costs per ounce of $162 represents a weighted average between the LaRonde Mine total cash costs per ounce of $106 and the Goldex Mine total cash costs per ounce of $419. Total cash costs per ounce are comprised of minesite costs and, in the case of the LaRonde Mine, reduced by the net silver, zinc and copper revenue. Total cash costs per ounce are affected by various factors such as the number of gold ounces produced, operating costs, Canadian dollar/US dollar exchange rates, quantity of byproduct metals produced at the LaRonde Mine and byproduct metal prices. The table below illustrates the annual variance in the LaRonde Mine's total cash costs per ounce attributable to each of these factors. The most significant factor contributing to the increase in total cash costs per ounce in 2008 was lower byproduct revenue which resulted mainly from lower zinc and copper prices.

	2008	2007
Total cash costs per ounce prior year	$(365)	$(690)
Difference in gold production	46	40
Stronger Canadian dollar	2	49
Costs associated with increased fuel, reagent and steel costs	6	45
Byproduct revenue	417	191

Total cash costs per ounce current year	$106	$(365)

        Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions and then dividing by the number of ounces of gold produced. Total cash costs per ounce is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitations inherent in this measure by using it in conjunction with minesite cost per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite cost per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statement of Income and Comprehensive Income for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes of ore processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is affected by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in level of production versus changes in operating performance.

        Both of these non-US GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of production costs or cash flow measures prepared in accordance with US GAAP. The tables below reconcile total cash costs per ounce and minesite costs per tonne to the production costs presented in the consolidated financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Costs per Ounce to Production Costs

LaRonde	2008	2007	2006
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$166,496	$166,104	$143,753
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(142,337)	(260,668)	(304,817)
Inventory adjustments(i)	45	11,528	(7,607)
Reclamation accretion expense and other	(1,194)	(1,264)	(936)

Cash costs	$23,010	$(84,300)	$(169,607)
Gold production (ounces)	216,208	230,992	245,826

Total cash costs (per ounce)(ii)	$106	$(365)	$(690)

Goldex
Production costs per Consolidated Statements of Income and Comprehensive Income	$20,366	$—	$—
Adjustments:
Inventory adjustments(i)	(448)	—	—
Reclamation accretion expense and other	(72)	—	—

Cash costs	$19,846	$—	$—
Gold production (ounces)	47,347	—	—

Total cash costs (per ounce)(ii)	$419	$—	$—

Reconciliation of Minesite Costs per Tonne to Production Costs

	2008	2007	2006
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$186,862	$166,104	$143,753
Attributable to LaRonde	166,496	166,104	143,753
Attributable to Goldex	20,366	—	—

Total	$186,862	$166,104	$143,753
LaRonde cost per tonne:
Production cost	$166,496	$166,104	$143,753
Inventory adjustments(iii)	45	916	2,494
Reclamation accretion expense and other	(1,194)	(1,264)	(936)

Minesite costs ($)	$165,347	$165,756	$145,311
Minesite costs (C$)	$176,893	$177,735	$164,459
Tonnes milled (000s tonnes)	2,639	2,673	2,673

Minesite costs per tonne (C$)(iv)	$67	$66	$62

	2008	2007	2006
	(thousands, except as noted)
Goldex cost per tonne:
Production cost	$20,366	$—	$—
Inventory adjustments(iii)	(448)	—	—
Reclamation accretion expense and other	(72)	—	—

Minesite costs ($)	$19,846	$—	$—
Minesite costs (C$)	$23,224	$—	$—
Tonnes milled (000s tonnes)	851	—	—

Minesite costs per tonne (C$)(iv)	$27	$—	$—

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

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2004 to December 31, 2008, the noon buying rate, as reported by the Bank of Canada, fluctuated from a high of $1.3970 to a low of $0.9059. In addition, a significant portion of the Company's expenditures at the Kittila Mine and the Pinos Altos mine project are denominated in Euros and Mexican pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years as well.

Exploration and Corporate Development Expense

        In 2008, the Company continued its significant exploration and corporate development activities including those set out below:

  •
  During 2008, exploration expenditures at the Kittila Mine in northern Finland were $7.0 million, an increase of $1.3 million when compared to 2007. As a result of these exploration activities, the proven and probable gold reserves increased to 3.2 million ounces and more than doubled the inferred gold resource. The increase in the reserves is mainly attributable to the underground exploration on the main Suuri and Roura zones.

  •
  During 2008, approximately $7.4 million of exploration expenses were incurred at the Pinos Altos mine project in Mexico. These activities focused on converting resources to reserves in the Creston Mascota area, the San Eligio area and at the main mine development area. These activities resulted in an approximately a 1.1 million ounce increase in gold reserves and a 27 million ounce increase in silver reserves.

  •
  Canadian grassroots exploration expenditure was $8.0 million in 2008. A significant portion of this amount was spent on exploration activities in the Nunavut area around Meadowbank. The exploration campaign commenced in March 2008 with a diamond drilling program followed by regional prospecting through early September 2008. In addition, a Western Canadian office was opened during the year, which focuses on earlier stage and grass roots opportunities.

  •
  The Company is currently conducting exploration activities in Nevada and incurred exploration expenditures of $9.3 million during 2008, an increase of $4.2 million compared to 2007. The increase is attributable to additional drilling of high grade gold intercepts at the West Pequop project in Nevada. Additionally, the Company incurred expenditures relating to the purchase of additional claims, leases and road building.

        The table below sets out exploration expense by country and total corporate development expense:

	2008	2007	2006
	(thousands)
United States	9,347	5,084	3,780
Canada	7,966	5,276	6,276
Mexico	7,426	6,047	8,017
Finland	7,017	5,719	9,843
Corporate development expense	2,948	3,381	3,161

	$34,704	$25,507	$31,077

General and Administrative Expenses

        General and administrative expenses increased to $47.2 million in 2008 from $38.2 million in 2007. The main driver was an increase in stock option expense that was a combination of an increase in number of options granted plus an increase in the Black-Scholes calculated value of the options granted. Of the total general and administrative expense, stock-based compensation was $15.3 million and $9.8 million in 2008 and 2007, respectively.

Provincial Capital Taxes

        Provincial capital taxes were $5.3 million in 2008 compared to $3.2 million in 2007. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. This increase is attributable to the increased debt and increased share capital in 2008. However, capital taxes should decrease in the future since the Ontario capital tax is expected to be eliminated by July 1, 2010 and the Quebec capital tax is expected to be eliminated by January 1, 2011.

Amortization Expense

        The consolidated amortization expense for the year increased to $36.1 million in 2008 compared to $27.8 million in 2007 largely as a result of the commencement of commercial production at the Goldex Mine during 2008. The total Goldex Mine amortization expense in 2008 was $7.3 million compared to nil in 2007.

Interest Expense

        In 2008, interest expense decreased to $3.0 million from $3.3 million in 2007 and $2.9 million in 2006. The table below shows the components of interest expense.

	2008	2007	2006
	(thousands)
Stand-by fees on credit facilities	$1,163	$2,289	$1,201
Amortization of credit facilities and convertible subordinated debenture financing costs	1,192	806	763
Other interest expense	597	199	132
Interest on credit facilities	4,584	—	—
Interest rate derivative payments	—	—	442
Interest on convertible subordinated debentures	—	—	689
Interest capitalized to construction in progress	(4,584)	—	(325)

	$2,952	$3,294	$2,902

Foreign Currency Translation Gain

        The foreign currency translation gain was $77.7 million in 2008 compared to a loss of $32.3 million in 2007. The significant positive effect of exchange rates is attributable to the strengthening of the US dollar against the Canadian dollar and the Euro during 2008. The gain is mainly due to the impact on the foreign currency future tax liabilities partially off-set by the impact on cash balances in Canadian dollars and Swedish krona, the currency in which the Company's Swedish subsidiaries pay tax.

Income and Mining Taxes

        In 2008, the effective accounting income and mining tax expense rate was 23.8% compared to 12.5% in 2007 and 38.1% in 2006. This rate was significantly lower in 2007 compared to 2008 because of favourable changes in both federal and Quebec income tax laws enacted in December 2007. In particular, during the fourth quarter of 2007, the Company recognized a $29.8 million reduction in federal deferred taxes resulting from the reduction of the federal tax rate to 15% effective for 2012 onward. The Company also recognized a $7.7 million reduction in Quebec deferred taxes from changes in regulations that now permit the deduction of Quebec mining duties for Quebec income tax purposes retroactive to January 1, 2007.

        The effective accounting income and mining tax expense rate of 23.8% in 2008 is lower than the statutory tax rate due primarily to the net effect of non-taxable foreign exchange gains, the non-taxable gain recognized on the Gold Eagle investment and the non-taxable investment writedowns.

Liquidity and Capital Resources

        At the end of 2008, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $99.4 million compared to $396.0 million at the end of 2007. The decrease in cash resulted from investing activities which was partially offset by operating and financing activities. In 2008, cash used in investing activities increased to $917.5 million from $373.1 million in 2007. The investing activities in 2008 mainly consisted of project capital expenditures for the Meadowbank, Goldex, Kittila, LaRonde Mine extension, Lapa and Pinos Altos projects. Cash flow provided by operating activities decreased to $118.1 million in 2008 from $245.5 million in 2007 mainly due to the substantial decrease in byproduct revenues offset partly by increased revenues from gold production. In 2008, cash provided from financing activities increased to $561.2 million from $127.3 million in 2007 due to net bank debt drawdowns of $200 million and the issuance of common shares and warrants to purchase common shares for aggregate net proceeds of $376.3 million.

        In 2008, the Company invested $908.9 million of cash in new projects and sustaining capital expenditures. Major expenditures in 2008 included $314.4 million at Meadowbank, $195.5 million at Kittila, $175.7 million at Pinos Altos, $88.9 million at Lapa, $36.6 million for the LaRonde Mine extension, $32.8 million at Goldex and $58.3 million for sustaining capital expenditures at the LaRonde Mine and Goldex Mine. The remaining capital expenditures to complete all of the Company's projects are expected to be funded by cash provided by operating activities, cash on hand and drawdowns from the Company's bank credit facilities. A significant portion of the Company's cash and cash equivalents are denominated in US dollars.

        In 2008, the Company declared its 27th consecutive annual dividend. The dividend was $0.18 per share, consistent with the dividend paid in 2007. During the first quarter of 2008, the Company paid out its 2007 dividend amounting to $23.8 million. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        In 2008, the Company issued common shares and warrants to purchase common shares, resulting in aggregate net proceeds of $376.3 million, in order to fund its construction projects and the acquisition of certain surface rights at the Pinos Altos mine project. In October 2008, the Company issued 779,250 flow-through common shares in a private placement for aggregate proceeds of $43.5 million. In December 2008, the Company issued 9.2 million units at a price of $31.50 per unit in a private placement for aggregate proceeds of $290 million, each unit consisting of a common share and one half of a common share purchase warrant exercisable at a price of $47.25 per share over the five-year term of the warrant. In connection with this transaction, the Company issued an additional four million additional warrants to a lead purchaser in consideration of its commitment to subscribe for a minimum number of units and to purchase units not allocated to other purchasers. Also in December 2008, the Company issued 900,000 common shares at $38.00 per share under a supplement to the Company's base shelf prospectus for aggregate proceeds of $34.2 million. During 2008, the Company made net drawdowns of $200 million from its bank credit facilities.

        The effect of exchange rate changes on cash and cash equivalents during 2008 resulted in decreased cash balances of $8.1 million. This was mainly attributable to the weakening Canadian dollar as the Company holds Canadian dollar cash balances.

        The Company entered into a credit agreement on January 10, 2008 with a group of financial institutions providing for a $300 million unsecured revolving bank credit facility to replace its previous secured credit facility. This credit facility matures on January 10, 2013, but is extendible in certain circumstances. On September 4, 2008, the Company amended this credit facility (as so amended, the "First Credit Facility") and executed a second credit agreement (the "Second Credit Facility" and together with the First Credit Facility, the "Credit Facilities") with a separate group of financial institutions providing an additional $300 million unsecured revolving credit facility on substantially similar terms as the First Credit Facility, maturing on September 4, 2010. As of December 31, 2008, there was an aggregate of $200 million of principal outstanding on Credit Facilities; however, outstanding letters of credit issued as security for pension and environmental obligations decrease the amount available for future drawdowns under the Credit Facilities to $343 million.

        Agnico-Eagle's contractual obligations as at December 31, 2008 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(millions)
Letter of credit obligations	3.7	—	—	—	3.7
Reclamation obligations(1)	118.5	2.0	2.0	2.0	112.5
Pension obligations(2)	3.2	0.1	0.2	0.8	2.1
Capital and operating leases	34.2	11.5	12.6	3.6	6.5
Credit Facilities repayment obligations(3)	200.0	—	125.0	75.0	—

Total(4)	359.6	13.6	139.8	81.4	124.8

Notes:

(1)
Mining operations are subject to environmental regulations which require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with FASB Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). See Note 5(a) to the audited consolidated financial statements.

(2)
The Company has Retirement Compensation Arrangement Plans (the "RCA Plans") with certain executives and a defined benefit pension plan for certain former employees. The RCA Plans provide pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA Plans are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(3)
For the purposes of the Company's obligations to repay amounts outstanding under its Credit Facilities, the Company has assumed that the indebtedness will be repaid at the current expiry date of the relevant Credit Facility.

(4)
The Company's estimated future positive cash flows are expected to be sufficient to satisfy the obligations set out above.

2009 Liquidity and Capital Resources Analysis

        The Company believes that it has sufficient capital resources to satisfy its 2009 mandatory expenditure commitments (including future obligations set out above) and discretionary expenditure commitments. The following table sets out expected future capital requirements and resources for 2009:

Amount (millions)
2009 Mandatory Commitments:
Contractual obligations (from table above)	$14
Dividend payable (declared in 2008)	28

Total 2009 mandatory expenditure commitments	$42

2009 Discretionary Commitments:
Budgeted capital expenditures	$454

Total 2009 mandatory and discretionary expenditure commitments	$496

2009 Capital Resources:
Cash, cash equivalents and short term investments (at December 31, 2008)	$68
Estimated 2009 operating cash flow	154
Working capital (at December 31, 2008) (excluding cash, cash equivalents and short term investments)	110
Available under the Credit Facilities	343

Total 2009 Capital Resources	$675

        The Company believes its capital resources will be sufficient to satisfy all 2009 commitments (mandatory and discretionary). If extremely negative financial circumstances arise in the future, the Company may choose to decrease certain of its discretionary expenditure commitments, which includes its construction projects and future dividends.

Outlook

        The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Preliminary Note — Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

LaRonde Mine Extension

        In 2009, payable gold production at the LaRonde Mine is expected to decline to approximately 203,000 ounces, as gold grades are scheduled to decline until 2012 when the deeper ore of the LaRonde extension is accessed. Total cash costs per ounce at the LaRonde Mine in 2009 are expected to be approximately $295 reflecting the assumption of significantly lower zinc prices going forward.

        Over the 2009 to 2018 period, total cash costs per ounce at the LaRonde Mine are expected to average $315, with average gold production of 320,000 ounces annually.

Goldex Mine

        The Goldex Mine commenced production during the summer of 2008 and has attained the mill design rate of 6,900 tonnes of ore per day. The Goldex Mine is anticipated to produce approximately 160,000 ounces of gold in 2009 at estimated total cash costs per ounce of approximately $311. This compares favourably with the total cash costs per ounce incurred in 2008 as the mine was commissioning and ramping up to design rates during the year.

        Over the period of 2009 through 2017, total cash costs per ounce at Goldex are estimated to average approximately $270 with average gold production of approximately 160,000 ounces annually. The Company is examining the feasibility of increasing the production rate to 8,000 tonnes per day with results of the study expected in the second quarter of 2009. In addition, exploration activities will focus on resource to reserve conversion and mineralization to the west and at depth of the current resource envelope.

Kittila Mine

        The Kittila Mine is now operating and commercial production is expected in the second quarter of 2009. The mine is anticipated to produce approximately 125,000 ounces of gold in 2009 at estimated total cash costs per ounce of approximately $333. The 2009 production forecast includes a contingency for an extended commissioning period of three months. Over the period of 2009 to 2018, total cash costs per ounce are estimated to be approximately $350 with anticipated average gold production of approximately 160,000 ounces annually.

        In light of the increase in gold reserves at the Kittila Mine in 2008, the Company is examining options to significantly increase the production rate at Kittila with results of the study expected in the fourth quarter of 2009. A $16 million exploration program will continue to focus on resource to reserve conversion, expanding resources below Suuri and Roura sections, and along strike.

Lapa Mine Project

        The Lapa mine project is expected to begin production near mid-year 2009 and to produce an average of 115,000 ounces of gold per year through 2015 with average total cash costs per ounce of $315. Gold production during 2009 is expected to be approximately 55,000 ounces at estimated total cash costs per ounce of approximately $438. The 2009 production forecast includes a contingency for an extended commissioning period of three months.

Pinos Altos Mine Project

        The Pinos Altos mine project is scheduled to begin production in the third quarter of 2009. Construction is proceeding as planned with ore now being stockpiled from the Santo Nino open pit. Gold production in 2009 is expected to be approximately 42,000 ounces at estimated total cash costs per ounce of approximately $354. The 2009 production forecast includes a contingency for an extended commissioning period of three months. Over the period of 2009 to 2018, the mine is expected to produce an average of 165,000 ounces of gold per year. Total cash costs per ounce are estimated to average $245 over these years.

        An $11 million exploration program is planned for Pinos Altos in 2009 with a focus on resource to reserve conversion and expansion of the Pinos Altos and Creston Mascota zones. The objective of the program is to build upon the 1.0 million ounces of reserves added in 2008.

        The nearby Creston Mascota deposit has initial reserves of 0.4 million ounces of gold and 3.7 million ounces of silver. These reserves are part of the Pinos Altos deposit. A feasibility study is expected to be released in 2009 on a stand-alone heap leach operation that, if built, could potentially add to production at Pinos Altos. Creston Mascota is roughly 7 kilometres to the northwest of the main Santo Nino deposit at Pinos Altos.

Meadowbank Mine Project

        Construction at the Meadowbank mine project will continue through 2009 with initial gold production anticipated in the first quarter of 2010. The mine is expected to produce an average of 335,000 ounces of gold per year from 2010 to 2018. Total cash costs per ounce are expected to average $370 over these years. The 2010 production forecast includes a contingency for an extended commissioning period of three months.

        A scoping study was initiated in 2008 to assess the feasibility of increasing of the proposed production rate from 8,500 tonnes per day to 10,000 tonnes per day. Results of the study are expected in the third quarter of 2009. In addition, an $11 million exploration program in 2009 will continue to focus on resource to reserve conversion and expansion of resources and reserves at the Vault, Goose South and Portage deposits.

Growth Summary

        With the start of commercial production of the Goldex Mine in 2008 and the planned start of commercial production of Kittila, Lapa, and Pinos Altos in 2009, the Company believes it is delivering on its vision and growth strategy. Gold production is expected to double from 2008 levels to 590,000 ounces in 2009 and double again to 1.2 million ounces in 2010. Based on exploration results to date and planned exploration programs in 2009, the Company believes it is well positioned to potentially have several five million ounce gold deposits. The Company's goal is to increase gold reserves from its existing portfolio of mines and projects, reaching 20 million to 21 million ounces by year-end 2010. Further internal growth opportunities (on-going scoping studies and a feasibility study) are expected to add to production post-2010. In summary, the Company anticipates that the main contributors to the targeted increase in gold reserves, and increases to gold resources, are likely to be:

  •
  Continued conversion of Agnico-Eagle's current gold resources to reserves

  •
  Depth extension of the main Suuri and Roura zones at Kittila

  •
  New gold zones to the north of the Kittila reserves

  •
  Extension of the Goose South zone at depth and along strike at Meadowbank

  •
  Extensions at depth at Santo Nino, Cerro Colorado and San Eligio zones at Pinos Altos

  •
  New gold zones in the Creston Mascota area to the northwest of the Pinos Altos gold and silver reserve

Financial Outlook

Mining Revenue and Production Costs

        In 2009, the Company expects to continue to generate strong cash flow as production volumes are expected to remain relatively steady at the LaRonde Mine, the Goldex Mine ramps up to designed capacity, and the Kittila Mine commences commercial production. Metal prices will have a large impact on financial results, and although the Company cannot predict the prices that will be realized in 2009, gold prices in early 2009 (to March 14, 2009) have remained strong with the gold spot prices once again surpassing $1,000 per ounce in February 2009.

        In addition, the Lapa mine project is expected to begin gold production near the end of the second quarter of 2009 and commissioning and first gold production at the Pinos Altos mine project is expected before the end of the third quarter 2009.

        The table below sets out actual production for 2008 and estimated production in 2009.

	2009 Estimate	2008 Actual
Gold (ounces)	590,300	276,762
Silver (000's ounces)	4,624	4,079
Zinc (tonnes)	67,503	65,755
Copper (tonnes)	6,632	6,922

        For 2009, the Company is expecting total cash costs per ounce at the LaRonde Mine to be $295 compared to $106 in 2008. Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions for these metals play an important role in these estimates for the LaRonde Mine due to its large byproduct production. An increase in byproduct metal prices above forecast levels would result in improved cash costs for the LaRonde Mine. In addition, the Pinos Altos mine project contains significant byproduct silver.

        Total cash costs per ounce at the Goldex Mine, Kittila Mine, and the Pinos Altos mine project in 2009 are expected to be $311, $333, and $354 respectively. As production costs at the LaRonde Mine, Goldex Mine, and Lapa mine project are or will be denominated mostly in Canadian dollars, the production costs at Kittila Mine are denominated mostly in Euros and the production costs at the Pinos Altos mine project will be mostly denominated in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the estimates. The foreign exchange rates have been trending favourably for the Company as the US dollar has appreciated relative to these currencies since late 2008.

        The table below sets out the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2009 (production estimates for each metal are shown in the table above) as well as the market average closing prices for each variable for the first two months of 2009.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$10.00	$12.35
Zinc (per tonne)	$1,200	$1,149
Copper (per tonne)	$3,700	$3,267
C$/US$ exchange rate	$1.2200	$1.2355
Euro/US$ exchange rate	$0.7813	$0.7641

        The estimated sensitivity of the Company's 2009 estimated total cash costs per ounce and 2009 estimated operating costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)
C$/US$	$35
Euro/US$	$7
Zinc	$14
Silver	$8
Copper	$4

Note:

The sensitivities presented are based on production and price assumptions set out above. Operating costs are not affected by fluctuations in byproduct metal prices. The Company may use derivative strategies to limit the downside risk associated with fluctuating byproduct metal prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar, Euro and Mexican peso operating and capital needs. Please see "Item 11 Quantitative and Qualitative Disclosures About Market Risk — Metal Price and Foreign Currency" and "Item 11 Quantitative and Qualitative Disclosures About Market Risk — Derivatives". Please see "— Results of Operations — Production Costs" for a discussion about the use of the non-US GAAP financial measure total cash costs per ounce.

Exploration Expense

        In 2009, Agnico-Eagle expects expenditures of $32 million on grassroots exploration and corporate development comprised mostly of grassroots exploration in Canada, Mexico, Finland and the United States outside of the Company's currently contemplated mining areas. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs.

Other Expenses

        Cash general and administrative expenses are not expected to increase materially in 2008, however non-cash variances may occur as a result of variances in the Black-Scholes pricing of any stock options granted by the Company in 2009. In 2009, provincial capital taxes are expected to be marginally higher while amortization is expected to be approximately $90 million due to a higher capital base at the LaRonde Mine, the first full year amortization of the Goldex Mine and additional amortization relating to the Kittila Mine and the Pinos Altos mine project as they come into commercial production. Interest expense in 2009 is expected to be relatively consistent with 2008. If the Company draws down its aggregate $600 million Credit Facilities to further fund capital expenditures in 2009, the incremental interest expense will be capitalized. The Company's effective tax rate is expected to be 37% in 2009 compared to an effective rate of 23.8% realized in 2008. The lower effective rate in 2008 was due to the factors mentioned in "— Results of Operations — Income and Mining Taxes" above.

Capital Expenditures

        Agnico-Eagle's gold growth program remains well funded, in spite of a sharp downturn in the prices of byproducts metals. Capital expenditures including all costs for construction and development, sustaining capital, and capitalized exploration costs, are expected to total approximately $454 million in 2009. During 2009, the Company expects to generate internal cash flow from the sale of approximately 590,000 ounces of gold and the associated byproduct metals. The breakdown of the 2009 capital expenditures program is as follows:

  •
  $40 million in capital expenditures related to construction and development at the LaRonde Mine extension

  •
  $17 million in capital expenditures related to construction and development at the Lapa mine project;

  •
  $125 million in capital expenditures related to construction and development at the Pinos Altos mine project;

  •
  $155 million in capital expenditures related to construction and development at the Meadowbank mine project;

  •
  $95 million in sustaining capital expenditures related to the various mine sites that are or will be in operation during 2009; and

  •
  $22 million in capitalized exploration expenditures

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Outstanding Securities

        The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 25, 2009 were exercised:

Common shares outstanding at March 25, 2009	155,078,868
Employee stock options	6,733,490
Warrants	8,600,000

170,412,358

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

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board and the Audit Committee has reviewed the Company's disclosure in this Operating and Financial Review and Prospects.

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

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal development is classified as mine development costs.

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

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc, copper and lead in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2008, the Company recorded adjustments of $13.6 million for changes in estimates of the AROs at our operating mines. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/ rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred.

Future Tax Assets and Liabilities

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 requires the recognition of the effect of uncertain tax positions where it is more likely than not based on technical merits that the position would be sustained. The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The impact of the adoption of FIN 48 was to increase the Company's future income tax liability by $4.5 million.

        On November 10, 2008, the Canadian Department of Finance released draft legislation amending section 261 of the Income Tax Act (Canada), which provides new tax calculating currency rules that taxpayers must use when determining their Canadian tax results. These new currency rules allow the Company to prepare its corporate tax return using US dollars instead of translating the annual activity into Canadian dollars. As of December 31, 2008, the draft legislation has not been finalized; however, the Company expects this legislation to be effective for its 2008 tax returns. Management is currently assessing the impact of this legislation on the Company.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations of metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

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

Stock-Based Compensation

        In 2003, the Company prospectively adopted FASB Statement No. 123, "Accounting for Stock-Based Compensation" as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense.

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the term of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted income (loss) per share.

Pensions

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

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total shareholders' equity	$1,253,415	$(1,010)	$1,252,405

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. The criteria considered include: (1) completion of a reasonable period of testing of mine plant and equipment; (2) ability to produce minerals in saleable form (within specifications); and (3) ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Stripping Costs

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Recently Issued Accounting Pronouncements and Developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial position, results of operations and disclosures.

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

        In March 2008, the FASB issued FASB Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). This statement requires entities to provide greater transparency about: (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim period beginning after November, 15 2008. Comparative disclosures for earlier periods are not required.

        In 2008, the Emerging Issues Task Force (the "EITF") reached consensus on Issue No. 08-3, "Accounting by Lessees for Maintenance Deposits under Lease Agreements" ("EITF 08-3"). EITF 08-3 requires that maintenance deposits should be considered a deposit when paid to the lessor if it is probable (as defined in FASB Concept Statement No. 6) that the deposits will be refunded to the lessee. The cost of maintenance activities should be expensed or capitalized by the lessee, as appropriate, when the underlying maintenance is performed. If it is determined that a maintenance deposit is unlikely to be refunded to the lessee, the deposit is recognized as additional rent expense. If it is probable at inception of the lease that a portion of the deposits will not be refunded, the lessee should recognize as expense a pro rata portion of the deposits as they are paid. The issue is effective for fiscal years beginning after December, 15 2008 and interim periods within those fiscal years. Early application is not permitted.

        In May 2008, the FASB issued Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity's nonconvertible debt borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument's expected life using the effective interest method. FSP APB 14-1 is effective for the Company's fiscal year beginning January 1, 2009 and will be applied retrospectively to all periods presented.

        In June 2008, the EITF reached consensus on Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under FAS 133. EITF 07-5 is effective for the Company's fiscal years beginning January 1, 2009. Early adoption for an existing instrument is not permitted.

        In November 2008, the EITF reached consensus on Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), in which the accounting for certain transactions and impairment considerations involving equity method investments were clarified. The intent of EITF 08-6 is to provide guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee's issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective for the Company's fiscal year beginning January 1, 2009 and is to be applied prospectively.

        In December 2008, the FASB issued Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Post-Retirement Benefit Plan Assets" ("FSP FAS 132(R)-1"), which amends FASB Statement No. 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The objective of FSP FAS 132(R)-1 is to require more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for the Company's fiscal year beginning January 1, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes.

        Based on recent announcements from the Canadian Securities Administrators (the "CSA") and the SEC, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2014. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013. The Company has initiated the work with transition to IFRS. A project organization with a project group and a steering committee has been established and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases: (i) diagnostics, (ii) detailed IFRS analysis and conversion, and (iii) implement IFRS in daily business. Phase (i) has been completed and the start of phase (ii) will be decided in mid-2009. As a result of phase (i), a diagnostics report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with the IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and get a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS. The key issues found during the diagnostics were (i) first-time adoption of IFRS, (ii) property, plant and equipment, (iii) decommissioning and reclamation liabilities, (iv) impairment, (v) reserves and resources, and (vi) foreign currency translation.

Summarized Quarterly Data

CONSOLIDATED FINANCIAL DATA

(thousands of United States dollars, except where noted)

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	Total 2007
Income contribution analysis
LaRonde Mine	$64,552	$75,125	$59,876	$66,548	$266,101
Goldex Mine	—	—	—	—	—

Operating margin	64,552	75,125	59,876	66,548	266,101
Amortization	6,928	7,094	7,578	6,157	27,757
Corporate expenses	14,417	19,406	31,394	13,849	79,066

Income before tax	43,207	48,625	20,904	46,542	159,278
Tax provision	18,285	10,816	9,452	(18,620)	19,933

Net income for the period	24,922	37,809	11,452	65,162	139,345

Net income per share — basic	$0.21	$0.28	$0.09	$0.47	$1.05
Net income per share — diluted	$0.21	$0.28	$0.08	$0.47	$1.04
Weighted average number of common shares outstanding (in thousands)	121,159	133,788	135,509	140,618	132,768
Cash flows
Operating cash flow	$56,066	$79,832	$49,946	$59,679	$245,523
Investing cash flow	$90,748	$(25,242)	$(213,119)	$(225,486)	$(373,099)
Financing cash flow	$(10,663)	$1,853	$15,361	$120,763	$127,314
Realized prices
Gold (per ounce)	$669	$683	$748	$895	$748
Silver (per ounce)	$13.82	$13.28	$12.79	$14.40	$13.63
Zinc (per tonne)	$2,798	$3,950	$2,838	$2,313	$2,941
Copper (per tonne)	$6,090	$7,008	$7,910	$6,134	$6,994
LaRonde Mine Production
Tonnes of ore milled	671,484	679,765	667,238	654,976	2,673,463
Head grades:
Gold (grams per tonne)	3.00	2.82	2.85	3.14	2.95
Silver (grams per tonne)	84.40	68.60	75.00	73.50	75.40
Zinc	3.71%	3.44%	3.80%	3.59%	3.63%
Copper	0.39%	0.32%	0.32%	0.40%	0.36%
Recovery rates:
Gold	90.66%	91.54%	91.58%	91.11%	91.21%
Silver	87.40%	87.40%	88.10%	86.70%	87.51%
Zinc	85.30%	87.60%	86.20%	88.20%	86.80%
Copper	84.80%	86.40%	84.90%	88.40%	86.20%
Payable production:(1)
Gold (ounces)
LaRonde Mine	58,588	56,392	55,830	60,182	230,992
Goldex Mine	—	—	—	—	—
Kittila Mine	—	—	—	—	—
	58,588	56,392	55,830	60,182	230,992

Silver (LaRonde Mine) (ounces in thousands)	1,397	1,135	1,222	1,166	4,920
Zinc (LaRonde Mine) (tonnes)	17,944	17,462	18,609	17,562	71,577
Copper (LaRonde Mine) (tonnes)	1,990	1,689	1,647	2,156	7,482
Total cash costs per ounce of gold produced:(2)
LaRonde Mine	$(332)	$(699)	$(307)	$(184)	$(365)
Goldex Mine	—	—	—	—	—
Weighted average	$(332)	$(699)	$(307)	$(184)	$(365)

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.
(2)
Minesite costs per tonne milled and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5 Operating and Financial Review and Prospects — Results of Operations — Production Costs".

CONSOLIDATED FINANCIAL DATA

(thousands of United States dollars, except where noted)

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Total 2008
Income contribution analysis
LaRonde Mine	$75,483	$39,357	$37,377	$11,939	$164,156
Goldex Mine	—	—	3,456	14,464	17,920

Operating margin	75,483	39,357	40,833	26,403	182,076
Amortization	7,030	7,516	9,049	12,538	36,133
Corporate expenses	17,279	18,488	11,116	3,069	49,952

Income before tax	51,174	13,353	20,668	10,796	95,991
Tax provision	22,266	5,006	6,630	(11,078)	22,824

Net income for the period	$28,908	$8,347	$14,038	$21,874	$73,167

Net income per share — basic	$0.20	$0.06	$0.10	$0.15	$0.51
Net income per share — diluted	$0.20	$0.06	$0.10	$0.15	$0.50
Weighted average number of common shares outstanding (in thousands)	143,372	143,720	143,831	148,041	144,741
Cash flows
Operating cash flow	$53,824	$92,792	$17,908	$(46,443)	$118,081
Investing cash flow	$(121,766)	$(274,838)	$(260,811)	$(260,134)	$(917,549)
Financing cash flow	$6,484	$78,493	$214,174	$262,015	$561,166
Realized prices
Gold (per ounce)	$1,089	$804	$903	$789	$879
Silver (per ounce)	$19.91	$16.56	$13.87	$9.22	$14.92
Zinc (per tonne)	$2,530	$1,728	$1,667	$663	$1,745
Copper (per tonne)	$10,559	$8,534	$6,732	$(374)	$6,220
LaRonde Mine Production
Tonnes of ore milled	676,182	662,593	653,659	646,257	2,638,691
Head grades:
Gold (grams per tonne)	2.60	3.09	2.71	2.97	2.84
Silver (grams per tonne)	64.62	60.03	73.50	59.80	64.49
Zinc	3.83%	2.82%	3.72%	3.00%	3.35%
Copper	0.28%	0.40%	0.31%	0.34%	0.33%
Recovery rates:
Gold	90.04%	90.45%	90.83%	90.05%	90.34%
Silver	85.97%	85.92%	87.25%	86.72%	86.49%
Zinc	88.80%	87.20%	87.29%	87.40%	87.74%
Copper	85.18%	88.44%	83.81%	85.49%	85.91%
Goldex Mine Production
Tonnes of ore milled	—	228,357	325,207	564,980	1,118,544
Head grade (gold — grams per tonne)	—	1.38	1.96	2.00	1.86
Recovery rate (gold)	—	86.65%	84.35%	91.11%	91.21%
Kittila Mine Production
Tonnes of ore milled	—	—	—	109,674	109,674
Head grade (gold — grams per tonne)	—	—	—	4.50	4.50
Recovery rate (gold)	—	—	—	35.96%	35.96%
Payable production:(1)
Gold (ounces)
LaRonde Mine	50,892	59,452	51,594	54,270	216,208
Goldex Mine	—	8,305	17,159	31,972	57,436
Kittila Mine	—	—	—	3,118	3,118

	50,892	67,757	68,753	89,360	276,762

Silver (LaRonde Mine) (ounces in thousands)	1,026	956	1,167	930	4,079
Zinc (LaRonde Mine) (tonnes)	19,467	13,863	18,040	14,383	65,753
Copper (LaRonde Mine) (tonnes)	1,453	2,165	1,567	1,737	6,922
Total cash costs per ounce of gold produced:(2)
LaRonde Mine	$(399)	$113	$135	$545	$106
Goldex Mine	—	—	620	323	419

Weighted average	$(399)	$113	$240	$463	$162

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)
Minesite costs per tonne milled and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5 Operating and Financial Review and Prospects — Results of Operations — Production Costs".

Five Year Financial and Operating Summary

FINANCIAL DATA

(thousands of United States dollars, except where noted)

	2008		2007		2006		2005		2004
Revenues from mining operations		$368,938		$432,205		$464,632		$241,338		$188,049
Interest, sundry income and gain on available-for-sale securities		(37,465)		29,230		45,915		4,996		655

		331,473		461,435		510,547		246,334		188,704
Costs and expenses		235,482		302,157		249,904		211,055		142,671

Income (loss) before income taxes		95,991		159,278		260,643		35,279		46,033
Income and mining taxes expense (recovery)		22,824		19,933		99,306		(1,715)		(1,846)

Net income (loss)		$73,167		$139,345		$161,337		$36,994		$47,879

Net income (loss) per share — basic		$0.51		$1.05		$1.40		$0.42		$0.56
Net income (loss) per share — diluted		0.50		1.04		1.35		0.42		0.56
Operating cash flow		$118,081		$245,523		$226,252		$82,980		$49,525
Investing cash flow		$(917,549)		$(373,099)		$(299,723)		$(66,539)		$(94,832)
Financing cash flow		$561,166		$127,314		$298,579		$11,689		$21,173
Dividends declared per share		$0.18		$0.18		$0.12		$0.03		$0.03
Capital expenditures		$908,853		$523,793		$149,185		$70,270		$53,318
Average gold price per ounce realized		$879		$748		$622		$449		$418
Average exchange rate — C$ per $	C$	1.0669	C$	1.0738	C$	1.1344	C$	1.2115	C$	1.3017
Weighted average number of common shares outstanding (in thousands)		144,741		132,768		115,461		89,030		85,157
Working capital (including undrawn credit lines)		$521,158		$751,587		$839,898		$338,490		$266,305
Total assets		$3,378,824		$2,735,498		$1,521,488		$976,069		$718,164
Long-term debt		$200,000		$—		$—		$131,056		$141,495
Shareholders' equity		$2,517,756		$2,058,934		$1,252,405		$655,067		$470,226
Operating Summary
LaRonde Mine
Revenues from mining operations		$330,652		$432,205		$464,632		$241,338		$188,049
Production costs		166,496		166,104		143,753		127,365		98,168

Gross profit (exclusive of amortization shown below)		$164,156		$266,101		$320,879		$113,973		$89,881
Amortization		28,285		27,757		25,255		26,062		21,763

Gross profit		$135,871		$238,344		$295,624		$87,911		$68,118

Tonnes of ore milled		2,638,691		2,673,463		2,673,080		2,671,811		2,700,650
Gold — grams per tonne		2.84		2.95		3.13		3.11		3.41
Gold production — ounces		216,208		230,992		245,826		241,807		271,567
Silver production — ounces (in thousands)		4,079		4,920		4,956		4,831		5,699
Zinc production — tonnes		65,755		71,577		82,183		76,545		75,879
Copper production — tonnes		6,922		7,482		7,289		7,378		10,349
Total cash costs (per ounce):
Production costs		$770		$719		$585		$527		$362
Less: Net byproduct revenues		(658)		(1,082)		(1,240)		(511)		(304)
Inventory adjustments		—		4		(31)		29		—
Accretion expense and other		(6)		(6)		(4)		(2)		(2)

Total cash costs (per ounce)(1)		$106		$(365)		$(690)		$43		$56

Minesite costs per tonne milled	C$	67	C$	66	C$	62	C$	55	C$	53

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	2008		2007		2006		2005		2004
Goldex Mine
Revenues from mining operations		$38,286		$—		$—		$—		$—
Production costs		20,366		—		—		—		—

Gross profit (exclusive of amortization shown below)		$17,920		$—		$—		$—		$—
Amortization		7,250		—		—		—		—

Gross profit		$10,670		$—		$—		$—		$—

Tonnes of ore milled		1,118,543		—		—		—		—
Gold — grams per tonne		1.86		—		—		—		—
Gold production — ounces		57,436		—		—		—		—
Total cash costs (per ounce):
Production costs		$430		$—		$—		$—		$—
Less:
Inventory adjustments		(9)		—		—		—		—
Accretion expense and other		(2)		—		—		—		—

Total cash costs (per ounce)(1)		$419		$—		$—		$—		$—

Minesite costs per tonne milled(1)	C$	27	C$	—	C$	—	C$	—	C$	—

Note:

(1)
Minesite costs per tonne milled and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5 Operating and Financial Review and Prospects — Results of Operations — Production Costs".

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The articles of Agnico-Eagle provide for a minimum of five and a maximum of twelve directors. By special resolution of the shareholders of Agnico-Eagle approved at the annual and special meeting of Agnico-Eagle held on June 27, 1996, the shareholders authorized the Board to determine the number of directors within that minimum and maximum. The number of directors to be elected is twelve as determined by the Board of Directors by resolution passed on June 17, 2008.

        The by-laws of the Company provide that directors shall hold office for a term expiring at the next annual meeting of shareholders of Agnico-Eagle or until their successors are elected or appointed or the position is vacated. The Board annually appoints the officers of the Company, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary).

        The following is a brief biography of each of Agnico-Eagle's directors and senior officers:

        Dr. Leanne M. Baker, 56, of Sebastopol, California, is an independent director of Agnico-Eagle. Dr. Baker is Managing Director of Investor Resources LLC, consulting to companies in the mining and financial services industries, and is a registered representative with U.S. broker dealer Puplava Securities, Inc., a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of Reunion Gold Corporation (a mining exploration company traded on the TSX Venture Exchange) and U.S. Gold Corporation and Kimber Resources Inc. (mining exploration companies traded on the American Stock Exchange and the TSX). Dr. Baker is chair of the Company's Compensation Committee and a member of the Company's Compensation Committee.

        Douglas R. Beaumont, P.Eng., 76, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997. Mr. Beaumont is chair of the Company's Corporate Governance Committee and a member of the Company's Compensation Committee.

        Sean Boyd, CA, 50, of Newmarket, Ontario, is the Vice-Chairman and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in December 2005, Mr. Boyd served as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also a director and member of the Audit Committee of the World Gold Council and a member of the Board of Governors of St. Francis Xavier University.

        Clifford J. Davis, P. Eng., 66, of Kemble, Ontario, is an independent director of Agnico-Eagle. Mr. Davis is a mining industry veteran, who is currently on the board of directors of New Gold Inc. and formerly a member of the senior management teams of Gabriel Resources Ltd. and TVX Gold Inc. and of the boards of directors of TVX Gold Inc., Rio Narcea Gold Mines Ltd. and Tiberon Minerals Ltd. Mr. Davis is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc., Mining Engineering). He was appointed as a director of Agnico-Eagle on June 17, 2008. Mr. Davis is a member of the Company's Compensation Committee and Health, Safety and Environment Committee.

        David Garofalo, CA, ICD.D, 43, of Richmond Hill, Ontario, is the Senior Vice-President, Finance and Chief Financial Officer and a director of Agnico-Eagle. Mr. Garofalo has been with the company since 1998. Before joining Agnico-Eagle, Mr. Garofalo served as Treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo serves on the board of directors and Audit and Corporate Governance Committees of Stornoway Diamond Corporation. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant. He was appointed as a director of Agnico-Eagle on June 17, 2008.

        Bernard Kraft, CA, 78, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992, and is also a director of Canadian Shield Resources Inc. (a mining exploration company traded on the TSX Venture Exchange), St. Andrews Goldfields Limited (a mining exploration company listed on the TSX) and Kaboose Inc. (an online media company listed on the TSX). Mr. Kraft is a member of the Company's Audit Committee and Corporate Governance Committee.

        Mel Leiderman, CA, TEP, ICD.D, 56, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). He has been a director of Agnico-Eagle since January 1, 2003. Mr. Leiderman is chair of the Company's Audit Committee and a member of the Company's Compensation Committee.

        James D. Nasso, ICD.D, 75, of Toronto, Ontario, is Chairman of the Board of Directors and an independent director of Agnico-Eagle. Mr. Nasso, now retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Mr. Nasso is a member of the Company's Audit Committee, Health, Safety and Environment Committee and Corporate Governance Committee.

        J. Merfyn Roberts, CA, 59, of London, England, is an independent director of Agnico-Eagle. Mr. Roberts has been a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. He sits on the boards of directors of several resource companies, including Eastern Platinum Limited and Emerald Energy plc. Mr. Roberts is a graduate of Liverpool University, UK (B.Sc., Geology) and Oxford University, UK (M.Sc., Geochemistry). He was appointed as a director of Agnico-Eagle on June 17, 2008. Mr. Roberts is a member of the Company's Audit Committee and Corporate Governance Committee.

        Eberhard Scherkus, P. Eng., 57, of Oakville, Ontario, is the President and Chief Operating Officer and a director of Agnico-Eagle. Mr. Scherkus has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Operating Officer in December 2005, Mr. Scherkus served as Executive Vice-President and Chief Operating Officer from 1998 to 2005, Vice-President, Operations from 1996 to 1998 and as a manager of Agnico-Eagle LaRonde Division from 1986 to 1996. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus was appointed as a director of Agnico-Eagle on January 17, 2005. Mr. Scherkus is a member of the Company's Health, Safety and Environment Committee.

        Howard R. Stockford, P.Eng., 67, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Stockford is a retired mining executive. From 1989 until his retirement at the end of 2004, he was Executive Vice-President of Aur Resources Inc. ("Aur"), a mining company that was traded on the TSX. He was a director of Aur from 1984 until August 2007, when Aur was taken over by Teck Cominco Limited. From 1983 to 1989, Mr. Stockford was Vice-President of Aur. Mr. Stockford is a member of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") and has previously served as Chairman of both the Winnipeg and Toronto branches of the CIM and as President of the CIM national body. Mr. Stockford is also a member of the Prospectors and Developers Association of Canada, the Geological Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc.). Mr. Stockford has been a director of Agnico-Eagle since May 6, 2005, and is also a director of both Nuinsco Resources Limited ("Nuinsco") and Victory Nickel Inc., which was spun off from Nuinsco effective as of February 1, 2007. Mr. Stockford is the chair of the Company's Health, Safety and Environment Committee and a member of the Company's Compensation Committee.

        Pertti Voutilainen, M.Sc., M.Eng., 67, of Espoo, Finland, is an independent director of Agnico-Eagle. Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. During the last five years, Mr. Voutilainen has served as a director on the board of directors of each of Metso Oyj (Chairman), Viola Systems Oy (Chairman), Innopoli Oy (Chairman) and Fingrid Oyj. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.). He has been a director of Agnico-Eagle since December 13, 2005. Mr. Voutilainen is a member of the Company's Health, Safety and Environment Committee and Corporate Governance Committee.

        Donald G. Allan, 53, of Toronto, Ontario, is Senior Vice-President, Corporate Development of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Allan had been Vice-President, Corporate Development since May 6, 2002. Prior to that, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B.Comm.). Mr. Allan is also qualified as a Chartered Accountant.

        Alain Blackburn, P.Eng., 52, of Oakville, Ontario, is Senior Vice-President, Exploration of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Blackburn had been Vice-President, Exploration since October 1, 2002. Prior to that, Mr. Blackburn served as Agnico-Eagle's Manager, Corporate Development from January 1999 and Exploration Manager from September 1996 to January 1999. Mr. Blackburn is a graduate of Universite du Quebec de Chicoutimi (P.Eng.) and Universite du Quebec en Abitibi-Temiscamingue (M.Sc.).

        Tim Haldane, P.Eng., 52, of Sparks, Nevada, is Senior Vice-President, Latin America of Agnico-Eagle. Prior to joining Agnico-Eagle in May 2006, he was Vice President, Development for Glamis Gold Inc. where he participated in numerous acquisition and development activities in North America and Central America. Mr. Haldane is a graduate of the Montana School of Mines and Technology (B.S. Metallurgical Engineering) and has 29 years of experience in the precious metals and base metals industries.

        R. Gregory Laing, BA, LL.B., 50, of Oakville, Ontario, is General Counsel, Senior Vice-President, Legal and Corporate Secretary of Agnico-Eagle, a position he has held since December 14, 2006, prior to which, Mr. Laing had been General Counsel, Vice-President, Legal and Corporate Secretary since September 19, 2005. Prior to that, he was Vice President, Legal of Goldcorp Inc. (gold mining company) from October 2003 to June 2005 and General Counsel, Vice President, Legal and Corporate Secretary of TVX Gold Inc. (gold mining company) between October 1995 and January 2003. He worked as a corporate securities lawyer for two prominent Toronto law firms prior to that. Mr. Laing is a director of Andina Minerals Inc. (mining exploration company), a TSX Venture Exchange listed company.

        Daniel Racine, Ing., P. Eng., 45, of Oakville, Ontario, is Senior Vice-President, Operations of Agnico-Eagle, a position he has held since June 2008. Prior to his appointment, he served Agnico-Eagle in various capacities for 21 years, including Vice-President, Operations, Operations Manager, LaRonde Mine Manager, Underground Superintendent and Mine Captain. Prior to joining Agnico-Eagle, Mr. Racine worked as a mining engineer for several mining companies. Mr. Racine graduated as a mining engineer from Laval University (B.Sc.) in December 1986.

        Jean Robitaille, 46, of Oakville, Ontario, is Senior Vice-President, Technical Services of Agnico-Eagle, a position he has held since June 2008. Prior to his appointment, he served Agnico-Eagle in various capacities for more than 21 years, most recently as Vice-President, Metallurgy & Marketing, General Manager, Metallurgy & Marketing and Mill Superintendent and Project Manager for the expansion of the LaRonde mill. Prior to joining Agnico-Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a mining graduate of the College de l'Abitibi-Témiscamingue with a specialty in mineral processing.

        Picklu Datta, 41, of Toronto, Ontario, is Vice-President, Controller of Agnico-Eagle, a position he has held since January 2009. Prior to joining Agnico-Eagle in 2005, Mr. Datta spent most of his career in New York City with Philip Morris Companies in various finance management positions. His experience also includes a senior Finance position for a large New York City technology company and a management position for a large mining company in Toronto. Mr. Datta is a graduate of the University of Toronto (B.Comm.) and is a Chartered Accountant who articled with PriceWaterhouseCoopers.

        Patrice Gilbert, 45, of Oakville, Ontario, is Vice-President, Human Resources of Agnico-Eagle, a position he has held since September 25, 2006. Prior to his appointment, Mr. Gilbert worked for Placer Dome Inc. in various senior capacities in Chile, South Africa, the Dominican Republic, Quebec and British Columbia including Director, Human Resources and Sustainability, Placer Dome Dominicana Corporacion (2005-2006) and Vice President, Human Resources and Sustainability, Placer Dome Africa (1999-2005). Mr. Gilbert studied industrial relations at Laval University, Quebec, Canada and Wits University in Johannesburg, South Africa.

        Paul-Henri Girard, 53, of Ste-Monique Lac St. Jean, Quebec, is Vice-President, Canada of Agnico-Eagle, a position he has held since June 2008. Prior to his appointment, he served Agnico-Eagle in various capacities for 21 years, including General Manager of Technical Services, Abitibi Regional Manager, LaRonde Mine Manager, Underground Superintendent and Chief Engineer. Prior to joining Agnico-Eagle, Mr. Girard worked as a mining engineer for several mining companies. Mr. Girard is a graduate of Laval University (B.Sc.) and is a member of OIQ in Québec.

        Louise Grondin, Ing., P.Eng., 55, of Toronto, Ontario, is Vice-President, Environment and Sustainable Development of Agnico-Eagle, a position she has held since April 2007. Prior to her appointment as Vice-President, Environment, Ms. Grondin was the Company's Regional Environmental Manager and Environmental Manager LaRonde Division. Prior to her employment with Agnico-Eagle, Ms. Grondin worked for Billiton Canada Ltd. as Manager Environment, Human Resources and Safety. Ms. Grondin is a graduate of the University of Ottawa (B.Sc.) and McGill University (M.Sc.).

        Ingmar Haga, 57, of Espoo, Finland, is Vice-President, Europe of Agnico-Eagle, a position he has held since July 26, 2006. Prior to his appointment, Mr. Haga was Managing Director — Europe from March 1, 2006. Prior to his employment with Agnico-Eagle, Mr. Haga held various positions with the Outokumpu Group in Finland and Canada and was President of Polar Mining Oy, a Finnish subsidiary of Australian based Dragon Mining NL. Mr. Haga is a graduate of Åbo Akademi, Finland (M.Sc.).

        Marc Legault, Ing., P.Eng., 49, of Mississauga, Ontario, is Vice-President, Project Development of Agnico-Eagle, a position he has held since July 2006. Prior to that, Mr. Legault served Agnico-Eagle in various capacities, including Manager, Project Evaluation based in Toronto, Ontario since 2002, Mine Geologist and later Chief Geologist at the LaRonde Mine in Cadillac, Quebec from 1994 to 2002 and Project Geologist at the Exploration Division in Val d'Or, Quebec starting in 1988. Mr. Legault is also a director of Golden Goliath Resources Ltd., a TSX Venture Exchange-listed mineral exploration company (in which Agnico-Eagle holds an interest) with activities principally in northern Mexico. Mr. Legault is a graduate of Queen's University (B.Sc. Honours in geological engineering) and Carleton University (M.Sc. in geology).

        Claudio Mancuso, 33, of Toronto, Ontario, is Vice-President, Treasurer of Agnico-Eagle, a position he has held since January 2009. Prior to this appointment, Mr. Mancuso served the company in various capacities including Treasurer, Controller and Manager, Financial Reporting. Prior to joining Agnico- Eagle in 2002, Mr. Mancuso held positions at the Ontario Securities Commission and BDO Dunwoody LLP, a public accounting firm. Mr. Mancuso is a graduate of the University of Waterloo and is a Chartered Accountant.

        David Smith, 45, of Toronto, Ontario, is Vice-President, Investor Relations with Agnico-Eagle. He started work in investor relations at Agnico-Eagle in February 2005. Prior to that, he was a mining analyst at Dominion Bond Rating Service for more than five years. Mr. Smith's professional experience also includes a variety of engineering positions in the mining industry, both in Canada and abroad. He is a graduate of Queen's University (B.Sc.) and the University of Arizona (M.Sc.). Mr. Smith is also a Professional Engineer.

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

  •
  Tim Haldane, Senior Vice-President, Latin America

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Daniel Racine, Senior Vice-President, Operations

  •
  Jean Robitaille, Senior Vice-President, Technical Services

  •
  Picklu Datta, Vice-President, Controller

  •
  Patrice Gilbert, Vice-President, Human Resources

  •
  Paul-Henri Girard, Vice-President, Canada

  •
  Louise Grondin, Vice-President, Environment and Sustainable Development

  •
  Ingmar Haga, Vice-President, Europe

  •
  Marc Legault, Vice-President, Project Development

  •
  Claudio Mancuso, Vice-President, Treasurer

  •
  David Smith, Vice-President, Investor Relations

        The following Summary Compensation Table sets out compensation during the fiscal year ended December 31, 2008 for the Vice-Chairman and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers (collectively the "Named Executive Officers") of Agnico-Eagle measured by total compensation earned during the fiscal year ended December 31, 2008.

Summary Compensation Table — Agnico-Eagle Mines Limited

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share- based Awards	Option- based Awards(1)	Annual Incentive Plans(2)	Long-Term Incentive Plans	Pension Value	All Other Compensation(3)	Total Compensation(4)
		(C$)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
Sean Boyd Vice-Chairman and Chief Executive Officer	2008	925,000	39,000	3,312,000	740,000	n/a	21,000	21,265	5,058,265
Eberhard Scherkus President and Chief Operating Officer	2008	660,000	30,000	2,070,000	372,000	n/a	21,000	21,945	3,174,945
David Garofalo Senior Vice-President, Finance and Chief Financial Officer	2008	410,000	nil	1,242,000	167,000	n/a	102,650	23,945	1,945,595
Alain Blackburn Senior Vice-President, Exploration	2008	340,000	15,500	1,242,000	135,000	n/a	84,800	22,591	1,839,891
R. Gregory Laing General Counsel, Senior Vice-President Legal and Corporate Secretary	2008	340,000	15,500	993,600	119,000	n/a	84,800	22,856	1,575,756

(1)
The value of option-based awards, being C$16.56 per option, was determined using the Black-Scholes-Merton option pricing model. The Black-Scholes-Merton option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. Key assumptions used were: (i) the exercise price which is the closing price for the common shares of the Company on the TSX on the day prior to the date of grant, which was C$54.42; (ii) the risk free interest rate, which was 3.70%; (iii) current time to expiration of the option which was assumed to be 2.5 years; (iv) the volatility for the common shares of the Company on the TSX, which was 44.37%; and (iv) the dividend yield for the common shares of the Company, which was 0.22%.

(2)
Consists of 53%, 50%, 54%, 53% and 47% of the maximum permissible bonus calculated on the base salaries of Messrs. Boyd, Scherkus, Garofalo, Blackburn and Laing, respectively.

(3)
Consists of premiums paid for term life insurance, automobile allowances and education and fitness benefits for the Named Executive Officers.

(4)
The total compensation was paid in Canadian dollars. The Company reports its financial statements in United States dollars. On December 31, 2008 the Noon Buying Rate was C$1.00 equals US$0.8166.

Stock Option Plan

        Under the Company's Amended and Restated Stock Option Plan (the "Stock Option Plan"), options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The exercise price of options granted may not be less than the closing market price for the common shares of the Company on the TSX on the day prior to the date of grant. The maximum term of options granted under the Stock Option Plan is five years and the maximum number of stock options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the options granted in an option grant vest upon the date they are granted with the remaining options vesting equally over the next three anniversaries of the option grant.

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

        An option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of an eligible participant, a corporation controlled by such participant or a family trust of which the eligible participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board and any stock exchange or other authority.

        The Board may amend or revise the terms of the Stock Option Plan as permitted by law and subject to any required approval by any stock exchange or other authority. No amendment or revision to the Stock Option Plan which adversely affects the rights of any option holder under any option granted under the Stock Option Plan can be made without the consent of the option holder whose rights are being affected. In addition, no amendments to the Stock Option Plan to increase the number of common shares reserved for issuance, to change the designation of who is an eligible participant, to extend the term of an option held by an insider, to increase any limit on grants of options to insiders of the Company or to decrease the prices at which options can be exercised can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed trading restrictions on directors and officers that fall within ten trading days of the expiry of an option, such option's expiry date shall be the tenth day following the termination of such restrictions. The Stock Option Plan does not expressly entitle participants to convert a stock option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate option exercises. During 2008, no loans, guarantees or other financial assistance was provided under the plan.

        The number of common shares reserved for issuance under the Stock Option Plan is 10,266,075 common shares (comprised of 6,523,640 common shares relating to options issued but unexercised and 3,742,435 common shares relating to options available to be issued), being 6.6% of the Company's 155,402,618 common shares outstanding as at March 25, 2009.

        The following table sets forth the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2008

Name	Options-Based Awards — Value Vested During the Year	Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	(C$)	(C$)	(C$)
Sean Boyd	1,159,750	n/a	n/a
Eberhard Scherkus	1,721,375	n/a	n/a
David Garofalo	569,313	n/a	n/a
Alain Blackburn	569,313	n/a	n/a
R. Gregory Laing	568,038	n/a	n/a

        The following table sets forth the outstanding option awards of the Named Executive Officers as at December 31, 2008.

Outstanding Incentive Plan Awards Table

					Share-Based Awards
						Market or Payout Value of Share-Based Awards that have not Vested
	Option-Based Awards
					Number of Shares or Units of Shares that have not Vested
Name	Number of Shares Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)
	(#)	(C$)		(C$)	(#)	(C$)
Sean Boyd	65,000	23.02	1/3/2011	2,583,750	nil	nil
	100,000	48.09	1/2/2012	1,468,000
	200,000	54.42	1/2/2013	1,670,000
Eberhard Scherkus	28,000	16.69	1/12/2009	1,290,240	nil	nil
	75,000	23.02	1/3/2011	2,981,250
	75,000	48.09	1/2/2012	1,101,000
	125,000	54.42	1/2/2013	1,043,750
David Garofalo	12,500	23.02	1/3/2011	496,875	nil	nil
	50,000	48.09	1/2/2012	734,000
	75,000	54.42	1/2/2013	626,250
Alain Blackburn	17,500	23.02	1/3/2011	695,625	nil	nil
	50,000	48.09	1/2/2012	734,000
	75,000	54.42	1/2/2013	626,250
R. Gregory Laing	37,500	15.96	10/26/2010	1,755,375	nil	nil
	25,000	23.02	1/3/2011	993,750
	50,000	48.09	1/2/2012	734,000
	60,000	54.42	1/2/2013	501,000

(1)
Based on a closing price of the Company's shares on the TSX of C$62.77 on December 31, 2008. On December 31, 2008 the Noon Buying Rate was C$1.00 equals US$0.8166.

        The following table shows, as at December 31, 2008, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options		Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	4,752,440	C$	44.57	6,349,250
Equity compensation plans not approved by shareholders	Nil		Nil	Nil

Employee Share Purchase Plan

        In 1997, the shareholders of Agnico-Eagle approved the Amended and Restated Incentive Share Purchase Plan (the "Employee Share Purchase Plan") to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Employee Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Directors may contribute up to 100% of their annual Board and Committee retainer fees. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues shares which have a market value equal to the total contributions (individual and Company) under the Employee Share Purchase Plan. In 2008, the shareholders of

Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to increase the number of shares available under such plan to 5,000,000 shares. Of the 5,000,000 shares approved in 2008 under the Employee Share Purchase Plan, Agnico-Eagle has, as of March 25, 2009, reserved 2,937,153 common shares for issuance under the plan.

Pension Plan Benefits

        The following table sets forth the benefits to Mr. Boyd and Mr. Scherkus and the associated costs to the Company in excess of the costs under the Company's basic defined contribution pension plan (the "Basic Plan").

Defined Benefits Table

		Annual Benefits Accrued		Accrued Obligation at the Start of the Year
	Number of Years of Service(1)				Compensatory Change	Non- Compensatory Change	Accrued Obligation at Year End
Name		At Year End(1)	At age 60
	(#)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
Sean Boyd	23	530,505	755,454	3,651,948	nil	(672,740)	2,979,208
Eberhard Scherkus	23	293,485	333,602	2,969,201	nil	(352,312)	2,616,889

(1)
As at December 31, 2008

        Two individual RCA Plans for Mr. Boyd and Mr. Scherkus provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Company's Basic Plan. The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank. Mr. Boyd and Mr. Scherkus may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement, with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans.

        The following table sets forth summary information about the Basic Plan and Company's supplemental defined contribution plan (the "Supplemental Plan") for each of the Named Executive Officers as at December 31, 2008.

Defined Contributions Plan Table

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End
	(C$)	(C$)	(C$)	(C$)
Sean Boyd	302,679	186,500	nil	439,313
Eberhard Scherkus	261,912	123,200	nil	397,806
David Garofalo	163,527	77,700	nil	205,633
Alain Blackburn	190,685	67,500	nil	207,642
R. Gregory Laing	18,533	65,900	nil	79,204

        The Basic Plan provides pension benefits to employees of Agnico-Eagle generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes 5% of each employee's base employment compensation to the Basic Plan. The Company's contributions, together with the participant's contributions, cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the vested account balance. All contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted the Supplemental Plan for designated executives at the level of Vice-President or above. On December 31 of each year, the Company credits each designated executive's account an amount equal to 15% of the designated executive's earnings for the year (including salary and short term bonus), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each designated executive's account a notional investment return equal to the balance of such designated executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement after attaining the minimum age of 55, the designated executive's account will be paid out in either (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive's option. If the designated executive's employment is terminated prior to reaching the age of 55, such designated executive will receive, by way of lump sum payment, the total amount credited to his or her account.

Employment Contracts/Termination Arrangements

        Agnico-Eagle has employment agreements with all executive officers which provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board upon the recommendation of the Compensation Committee. For the current base salary for each Named Executive Officer see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two and one-half times the annual base salary at the date of termination plus an amount equal to two and one-half times the annual bonus (averaged over the preceding two years but not including stock options) and a continuation of benefits for up to two and one-half years or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  a substantial alteration of responsibilities;

  •
  a reduction of base salary or benefits;

  •
  an office relocation of greater than 100 kilometres;

  •
  a failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2008, the severance payments that would be payable to each of the Named Executive Officers would be approximately as follows: Mr. Boyd — C$4,783,750; Mr. Scherkus — C$2,958,750; Mr. Garofalo — C$1,585;000; Mr. Blackburn — C$1,308,750; and Mr. Laing — C$1,288,750.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company, Mr. Scherkus, who is a director and the President and Chief Operating Officer of the Company and Mr. Garofalo, who is a director and the Senior Vice-President, Finance and Chief Financial Officer of the Company, do not receive any remuneration for their services as directors of the Company.

        The table below summarizes the annual retainers (annual retainers for the Chairs of the Board and other Committees are in addition to the base annual retainer) and attendance fees paid to the other directors during the year ended December 31, 2008.

	Compensation during the year ended December 31, 2008
Annual board retainer (base)	C$	55,000
Annual retainer for Chairman of the Board	C$	70,000
Annual retainer for Chairman of the Audit Committee	C$	25,000
Annual retainer for Chairpersons of other Board Committees	C$	10,000
Board/Committee meeting attendance fee	C$	1,500
(C$2,500 maximum per day, if more than one meeting)

        To align the interests of directors with those of shareholders, directors, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, are required to own the equivalent of at least three years of their annual retainer fee in Agnico-Eagle's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in Agnico-Eagle's Employee Share Purchase Plan. In addition, each director is eligible to be granted options under Agnico-Eagle's Stock Option Plan. Individual grants are determined annually by the Compensation Committee based on performance evaluations for each director.

        The table below sets out the number and the value of common shares held by each director of the Company as of March 25, 2009 based on the closing price of the common shares of C$71.49 on the TSX on such day.

	Aggregate common shares owned by directors and aggregate value thereof as of March 25, 2009
Name	Aggregate Common Shares	Aggregate Value of Common Shares (C$)
Leanne M. Baker	4,000	285,960
Douglas R. Beaumont	7,167	512,369
Sean Boyd	192,015	13,727,152
Clifford J. Davis	2,900	207,321
David Garofalo	26,191	1,872,395
Bernard Kraft	5,156	368,602
Mel Leiderman	3,500	250,215
James D. Nasso	18,189	1,300,332
John Merfyn Roberts	1,000	71,490
Eberhard Scherkus	100,968	7,218,202
Howard Stockford	5,568	398,056
Pertti Voutilainen	9,000	643,410

        The following table sets forth the compensation provided to the members of the Board, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, for the Company's most recently completed financial year.

Director Compensation Table

Name	Fees Earned	Share-Based Awards	Option-Based Awards(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(3)
	($)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
Leanne M. Baker	79,250	n/a	579,600	n/a	n/a	n/a	658,850
Douglas R. Beaumont	94,000	n/a	579,600	n/a	n/a	n/a	673,600
Clifford J. Davis(1)	47,000	n/a	98,928	n/a	n/a	n/a	145,928
Bernard Kraft	81,500	n/a	579,600	n/a	n/a	n/a	661,100
Mel Leiderman	110,500	n/a	579,600	n/a	n/a	n/a	690,100
James D. Nasso	157,500	n/a	1,076,400	n/a	n/a	n/a	1,233,900
John Merfyn Roberts(1)	38,000	n/a	98,928	n/a	n/a	n/a	136,928
Howard Stockford	99,250	n/a	579,600	n/a	n/a	n/a	678,850
Pertti Voutilainen	84,500	n/a	579,600	n/a	n/a	n/a	664,100

(1)
Mr. Davis and Mr. Roberts were appointed to the Board of Directors on June 17, 2008.

(2)
For a discussion of the key assumptions underlying the value of the option-based awards see Note 1 to the "Summary Compensation Table".

(3)
Presented in Canadian dollars. On December 31, 2008 the Noon Buying Rate was C$1.00 equals US$0.8166.

        The options grants to directors (other than Messrs. Davis and Roberts) were made on January 2, 2008, prior to an undertaking made to RiskMetrics Group (formerly ISS Governance Services) in April 2008, to limit the value of options granted to non-executive directors.

        The following table sets forth the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2008

Name	Options-Based Awards — Value Vested During the Year		Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	(C$)		(C$)	(C$)
Leanne M. Baker	184,675	(1)	n/a	n/a
Douglas R. Beaumont	487,119		n/a	n/a
Clifford J. Davis	1,062		n/a	n/a
Bernard Kraft	427,831		n/a	n/a
Mel Leiderman	130,519		n/a	n/a
James D. Nasso	143,194		n/a	n/a
John Merfyn Roberts	1,062		n/a	n/a
Howard Stockford	130,519		n/a	n/a
Pertti Voutilainen	222,368		n/a	n/a

(1)
Value of Dr. Baker's awards are in United States dollars.

        The following table sets forth the outstanding option awards of the directors of the Company, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, as at December 31, 2008.

Outstanding Incentive Plan Awards Table

							Share-Based Awards
								Market or Payout Value of Share-Based Awards that have not Vested
	Option-Based Awards
							Number of Shares or Units of Shares that have not Vested
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised In-The-Money Options(1)
	(#)	(C$)			(C$)		(#)	(C$)
Leanne M. Baker	7,500	19.76	(2)	1/3/2011	236,775	(2)	nil	nil
	25,000	41.24	(2)	1/2/2012	252,250	(2)
	35,000	54.63	(2)	1/2/2013	nil
Douglas R. Beaumont	7,000	10.40		1/5/2010	366,590		nil	nil
	7,500	16.89		12/13/2009	344,100
	7,500	23.02		1/3/2011	298,125
	25,000	48.09		1/2/2012	367,000
	35,000	54.42		1/2/2013	292,250
Clifford J. Davis	7,200	33.26		11/3/2013	212,472		nil	nil
Bernard Kraft	15,000	10.40		1/5/2010	785,550		nil	nil
	1,875	23.02		1/3/2011	74,531
	12,500	48.09		1/2/2012	183,500
	26,250	54.42		1/2/2013	219,188
Mel Leiderman	3,000	23.02		1/3/2011	119,250		nil	nil
	19,000	48.09		1/2/2012	278,920
	35,000	54.42		1/2/2013	292,250
James D. Nasso	1,875	23.02		1/3/2011	74,531		nil	nil
	25,000	48.09		1/2/2012	367,000
	65,000	54.42		1/2/2013	542,750
John Merfyn Roberts	7,200	33.26		11/3/2013	212,472		nil	nil
Howard Stockford	17,500	48.09		1/2/2012	256,900		nil	nil
	35,000	54.42		1/2/2013	292,250
Pertti Voutilainen	8,000	23.02		1/3/2011	318,000		nil	nil
	25,000	48.09		1/2/2012	367,000
	35,000	54.42		1/2/2013	292,250

(1)
Based on a closing price of the Company's shares on the TSX of C$62.77 on December 31, 2008.

(2)
Value is United States dollars and based on a closing price of the Company's shares on the New York Stock Exchange (the "NYSE") of $51.33 on December 31, 2008.

        During the year ended December 31, 2008, Agnico-Eagle issued a total of 3,303 common shares to the following directors under its Employee Share Purchase Plan as follows:

•	Mr. Boyd	1,783
•	Mr. Scherkus	1,371
•	Mr. Nasso	58
•	Mr. Kraft	52
•	Mr. Stockford	39

        The Board adopted a practice of prohibiting participation in the Employee Share Purchase Plan by non-executive directors in April 2008 at the time of certain undertakings given to RiskMetrics Group and the shares received by Messrs. Nasso, Kraft and Stockford, referenced above, were received as of March 31, 2008, prior to the undertakings being under consideration or given.

        Agnico-Eagle will provide healthcare benefits to Mr. Ernest Sheriff until May 2010, which is the fifth anniversary of his resignation from the Board.

        The following table sets out the attendance of each of the directors to the Board meetings and the Board Committee meetings held in 2008.

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	10 of 10	12 of 12
Douglas R. Beaumont	10 of 10	11 of 11
Sean Boyd	10 of 10	N/A
Clifford J. Davis(1)	4 of 4	5 of 5
David Garofalo(1)	4 of 4	N/A
Bernard Kraft	10 of 10	9 of 9
Mel Leiderman	10 of 10	12 of 12
James D. Nasso	10 of 10	13 of 13
John Merfyn Roberts(1)	4 of 4	4 of 4
Eberhard Scherkus	10 of 10	N/A
Howard Stockford	10 of 10	11 of 11
Pertti Voutilainen	10 of 10	8 of 8

(1)
Messrs. Clifford J. Davis, John Merfyn Roberts and David Garofalo were appointed to the Board on June 17, 2008.

Indebtedness of Directors, Executive Officers and Senior Officers

        There is no outstanding indebtedness to Agnico-Eagle by any of its officers or directors. Agnico-Eagle does not make loans to directors and officers under any circumstances.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2008 to December 31, 2009 is C$992,329. The policies provide coverage of up to C$100 million per occurrence to a maximum of $100 million per annum. There is no deductible for directors and officers and a C$250,000 deductible for each claim made by the Company (C$1 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Board Practices

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the Board mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

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

        The Company is required under the rules of the CSA to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2008, can be found under "— Directors and Senior Management" and "— Compensation of Directors and Other Information".

Director Independence

        The Board consists of twelve directors. The Board has made an affirmative determination that nine of its twelve current members are "independent" within the meaning of the CSA rules and the standards of the NYSE. With the exception of Messrs. Boyd, Scherkus and Garofalo, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Messrs. Boyd, Scherkus and Garofalo are independent, the Board took into consideration the fact that none of the remaining directors are an officer or employee of the Company or any of its affiliates or party to any material contract with the Company and that none receives remuneration from the Company and its affiliates in excess of directors' fees and stock option grants. Messrs. Boyd, Scherkus and Garofalo are considered related because they are officers of the Company. All directors, other than Messrs. Boyd, Scherkus and Garofalo, also meet the independence standard as set out in SOX.

        The Board regularly meets independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board is scheduled to meet without management before or after each Board meeting. In addition, after each Board meeting held to consider interim and annual financial statements, the Board meets without management. In 2008, the Board met without management at each Board meeting, being ten separate occasions, including the four scheduled quarterly meetings.

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

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board Committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management in the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Corporate Development, the Senior Vice-President, Exploration and the Senior Vice-President, Metallurgy and Marketing report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

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

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate is posted on the Company's website at www.agnico-eagle.com.

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

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board Committees which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety and Environment Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

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

Orientation and Continuing Education

        Agnico-Eagle holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of Agnico-Eagle as they relate to its business.

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

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "— Compensation of Directors and Other Information" and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee.

Audit Committee

        The Audit Committee has two primary objectives. The first is to advise the Board in its oversight responsibilities regarding:

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

        The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Leiderman (Chair), Dr. Baker, Mr. Kraft, Mr. Nasso and Mr. Roberts), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are Chartered Accountants; Mr. Leiderman is currently active in private practice and Mr. Kraft is recently retired and, as such, qualify as audit committee financial experts, as the term is defined in SOX. The education and experience of each member of the Audit Committee is set out under "— Directors and Senior Management". Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Item 10 Additional Information — Audit Fees". The Audit Committee met five times in 2008.

Compensation Committee

        The Compensation Committee is responsible for, among other things:

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

        The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Beaumont, Mr. Davis, Mr. Leiderman and Mr. Stockford). The Compensation Committee met seven times in 2008.

Corporate Governance Committee

        The Corporate Governance Committee is responsible for, among other things:

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

        The Corporate Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Beaumont (Chair), Mr. Kraft, Mr. Nasso, Mr. Roberts and Mr. Voutilainen). The Corporate Governance Committee met four times in 2008.

Health, Safety and Environment Committee

        The Health, Safety and Environment Committee is responsible for, among other things:

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

        The Health, Safety and Environment Committee is comprised of four outside directors who are unrelated to and independent from the Company (currently Mr. Stockford (Chair), Mr. Davis, Mr. Nasso and Mr. Voutilainen) and one non-independent director (Mr. Scherkus, President and Chief Operating Officer of the Company). The Health, Safety and Environment Committee met four times in 2008.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board.

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

Employees

        As of December 31, 2008, the Company employed 3,999 employees; 1,917 permanent employees and 2,082 contractors of which 663 permanent employees were employed at LaRonde, 227 at Goldex, 99 at Lapa, 350 at Pinos Altos (Mexico), 200 at Kittila (Finland), 16 in the Exploration group worldwide, 180 for the Meadowbank project in Vancouver and Baker Lake, 121 at the regional technical office in Abitibi and 61 in Toronto. The number of permanent employees employed by the Company at the end of 2008, 2007 and 2006 were 1,917, 1,303 and 933, respectively.

Share Ownership

        As of March 25, 2009, the Named Executive Officers and directors as a group (14 persons) beneficially owned or controlled (excluding options to purchase 2,233,275 common shares, of which 1,134,225 are currently exercisable and 1,099,050 are currently unexercisable) an aggregate of 381,439 common shares or about 0.245% of the 155,402,618 issued and outstanding common shares. See also "— Compensation of Executive Officers".

Security Ownership of Directors and Executive Officers

        The following table sets forth certain information concerning the direct and beneficial ownership by each director and the Named Executive Officers of the Company of common shares of the Company and options to purchase common shares of the Company. Unless otherwise noted, exercise prices are in Canadian dollars.

Beneficial Owner	Share Ownership(1)	Total Common Shares under Option(2)	Common Shares under Option	Exercise Price (C$, except as noted)		Expiry Date
Leanne M. Baker Director	4,000	67,500	35,000 25,000 7,500	US$ US$ US$	54.63 41.24 19.76	1/2/2013 1/3/2012 1/2/2011
Douglas R. Beaumont Director	7,167	82,000	35,000 25,000 7,500 7,500 7,000		54.42 48.09 23.02 16.89 10.40	1/2/2013 1/2/2012 1/3/2011 12/13/2009 1/5/2010

Beneficial Owner	Share Ownership(1)	Total Common Shares under Option(2)	Common Shares under Option	Exercise Price (C$, except as noted)	Expiry Date
Sean Boyd Director, Vice Chairman and Chief Executive Officer	192,015	365,000	200,000 100,000 65,000	54.42 48.09 23.02	1/2/2013 1/2/2012 1/3/2011
Clifford J. Davis Director	2,900	7,200	7,200	33.26	11/3/2013
David Garofalo Director, Senior Vice-President, Finance and Chief Financial Officer	26,191	137,500	75,000 50,000 12,500	54.42 48.09 23.02	1/2/2013 1/3/2012 1/3/2011
Bernard Kraft Director	5,156	55,625	26,250 12,500 1,875 15,000	54.42 48.09 23.02 10.40	1/2/2013 1/3/2012 1/3/2011 1/5/2010
Mel Leiderman Director	3,000	57,000	35,000 19,000 3,000	54.42 48.09 23.02	1/2/2013 1/2/2012 1/3/2011
James D. Nasso Director and Chairman of the Board	28,189	91,875	65,000 25,000 1,875	54.42 48.09 23.02	1/3/2013 1/2/2012 1/3/2011
J. Merfyn Roberts Director	1,000	7,200	7,200	33.26	11/3/2013
Eberhard Scherkus Director, President and Chief Operating Officer	100,968	303,000	125,000 75,000 75,000 28,000	54.42 48.09 23.02 16.69	1/2/2013 1/2/2012 1/3/2011 1/12/2009
Howard Stockford Director	5,568	52,500	35,000 17,500	54.42 48.09	1/2/2013 1/2/2012
Pertti Voutilainen Director	7,000	68,000	35,000 25,000 8,000	54.42 48.09 23.02	1/2/2013 1/2/2012 1/3/2011
Alain Blackburn Senior Vice-President, Exploration	2,612	142,500	75,000 50,000 17,500	54.42 48.09 23.02	1/2/2013 1/2/2012 1/3/2011
R. Gregory Laing General Counsel, Senior Vice-President, Legal and Corporate Secretary	2,173	172,500	60,000 50,000 25,000 37,500	54.42 48.09 23.02 15.96	1/2/2013 1/2/2012 1/3/2011 10/26/2010

Notes:

(1)
As of December 31, 2008. In each case, shareholdings constitute less than one percent of the issued and outstanding common shares of the Company. The total number of common shares held by directors and executive officers constitutes less than 0.3% of the issued and outstanding common shares of the Company.

(2)
As of December 31, 2008.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        To the knowledge of the directors and senior officers of the Company, as of March 25, 2009, no person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company.

        As of March 25, 2009, there were 4,097 holders of record of Agnico-Eagle's 155,402,618 outstanding common shares, of which 3,447 holders of record were in the United States and held 47,820,266 common shares or about 30.77% of the outstanding common shares.

        The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To the best knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

Related Party Transactions

        Prior to December 31, 2002, the Company loaned C$4,034,406 to Contact Diamond Corporation ("Contact"), which was, at the time, an associate of the Company, to fund Contact's ongoing exploration and operating activity (the "Contact Loan"). The rate of interest on the Contact Loan was 8% per annum; however, the Company waived the interest on the Contact Loan from May 13, 2002 until September 30, 2006. The largest amount outstanding under the Contact Loan was C$4,009,826 during 2007 and, as discussed further below, the Contact Loan was repaid in full on February 12, 2007.

        In September 2006 the Company tendered its interest in Contact in connection with a share exchange take-over bid made by Stornoway for Contact. The Company acquired 4,968,747 common shares of Stornoway through the tender of its entire interest (approximately 31%) in Contact to this take-over bid. Additionally in September 2006, the Company obtained an additional interest in Stornoway through the purchase of subscription receipts of Stornoway for $22.5 million, through which the Company acquired an additional 17,629,084 Stornoway common shares. On January 17, 2007, Stornoway completed its acquisition of Contact by means of a compulsory acquisition. The Contact Loan was repaid in full under a note assignment agreement dated February 12, 2007 between the Company, Contact and Stornoway and the Company was issued 3,207,861 common shares of Stornoway in satisfaction of principal and accrued interest under the Contact Loan. Amounts repaid under the note assignment agreement included C$22,237 in respect of interest accrued in 2007. The book value of the Contact Loan on the Company's consolidated financial statements at December 31, 2007 was nil. In addition, on March 16, 2007, the Company subscribed for C$10 million of 12% unsecured convertible debentures issued by Stornoway due 2009.

        On July 31, 2008, the Company purchased from treasury 12,222,222 common shares of Stornoway at a price of C$0.90 per common share. Stornoway used the proceeds of the private placement to redeem the C$10 million principal amount of convertible debentures held by the Company and to pay to the Company a C$1 million amendment fee in connection with the amendment of the debentures to permit early redemption. The Company received an additional 527,947 common shares of Stornoway in satisfaction of accrued but unpaid interest on the debentures prior to their redemption. As a result of these transactions, the Company increased its holdings in Stornoway from 27,520,809 common shares (approximately 13.6% of the issued and outstanding common shares) to 40,270,978 common shares (approximately 15.8% of the issued and outstanding common shares).

ITEM 8    FINANCIAL INFORMATION

        The consolidated financial statements furnished pursuant to Item 18 are presented in accordance with US GAAP.

        During the period under review, inflation has not had a significant impact on the Company's operations.

        The Company is not aware of any legal or arbitration proceedings which may have, or have had in the recent past, a significant effect on the Company's financial position or profitability.

Dividend Policy

        The Company's policy is to pay annual dividends on its common shares and, on December 11, 2008, the Company announced that it had declared a dividend of C$0.18 per common share payable on March 27, 2009. In 2008, the dividend paid was C$0.18 per common share, in 2007, the dividend paid was C$0.12 per common share and in 2006, the dividend paid was C$0.03 per common share, unchanged since 2003. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Board and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's Credit Facilities each contain covenants that restrict the Company's ability to declare or pay dividends if a default under the Credit Facility has occurred or would result from the declaration or payment of the dividend.

ITEM 9    THE OFFER AND LISTING

Market and Listing Details

        The Company's common shares are listed and traded in Canada on the TSX and in the United States on the NYSE.

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for each of the five fiscal years ended December 31, 2008 and for each quarter during the two fiscal years ended December 31, 2008.

	TSX (C$)			NYSE ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2004	19.95	15.50	355,830	16.73	11.47	728,385
2005	23.13	13.63	366,937	19.86	10.80	774,393
2006	52.03	23.31	911,132	45.67	19.94	2,006,680
2007	55.86	35.70	913,173	59.45	33.25	2,076,082
2008	82.80	26.60	1,184,654	83.45	20.87	3,842,836
2007
First Quarter	49.51	40.39	967,603	42.36	34.48	2,331,885
Second Quarter	44.60	35.70	838,994	39.39	33.25	1,660,821
Third Quarter	52.84	36.68	1,058,677	52.43	34.24	2,325,611
Fourth Quarter	55.86	45.85	788,863	59.45	45.55	1,995,413
2008
First Quarter	82.80	54.00	1,111,563	83.45	52.81	3,369,910
Second Quarter	77.11	59.16	797,764	76.17	58.49	2,438,551
Third Quarter	80.74	54.25	1,236,244	80.79	43.30	4,339,345
Fourth Quarter	63.15	26.60	1,564,915	58.41	20.87	5,201,371

        The following table sets forth the high and low sale prices for the Company's common shares on the TSX and the NYSE for the last 12 months.

	TSX (C$)			NYSE ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2008
March	82.80	65.60	1,304,299	83.45	63.99	4,055,934
April	77.11	59.16	851,526	76.17	58.49	2,457,039
May	72.58	60.61	651,204	73.24	59.37	1,967,713
June	76.49	63.30	888,001	75.03	61.87	2,890,022
July	80.74	54.25	1,010,494	80.79	52.95	3,407,427
August	62.38	47.06	1,059,257	59.70	44.01	3,947,619
September	69.58	46.66	1,641,302	67.39	43.30	5,707,365
October	62.00	26.60	1,754,278	58.41	20.87	5,767,971
November	48.59	31.95	1,471,631	37.82	24.90	5,093,455
December	63.15	33.00	1,455,378	52.00	25.41	4,702,216
2009
January	71.97	55.03	1,283,983	59.19	44.12	5,888,790
February	71.07	58.14	1,167,052	56.90	46.60	5,844,505
March (to March 25)	71.87	57.70	1,437,243	58.67	44.66	5,343,400

        On March 25, 2009 the closing price of the common shares was C$71.49 on the TSX and $58.17 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

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

ITEM 10    ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Articles of Amendment

        The Company's articles of incorporation do not place any restrictions on the Company's objects and purposes. For more information, see the Articles of Amendment incorporated by reference as an exhibit to this Form 20-F.

Certain Powers of Directors

        The Business Corporations Act (Ontario) (the "OBCA") requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (b) one for indemnity of or insurance for directors as contemplated under the OBCA; or (c) one with an affiliate. However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

        The Company's by-laws provide that the directors shall from time to time determine, by resolution, the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of the Company who is also a director. The directors may also, by resolution, award special remuneration to any director in undertaking any special services on the Company's behalf other than the normal work ordinarily required of a director of the Company. The by-laws provide that confirmation of any such resolution by the Company's shareholders is not required.

        The Company's by-laws also provide that the directors may: (a) borrow money upon the credit of the Company; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; (c) to the extent permitted by the OBCA, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or other obligation of any person, or otherwise; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible property of the Company to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or other obligation of the Company.

        The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of the Company. The OBCA requires the directors to submit any such amendment or repeal to the Company's shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

Retirement of Directors

        Effective as of February 21, 2007, the Board discontinued the mandatory retirement policy for directors based solely on age. Due in part to the Company's practice of conducting annual Board, committee and individual director evaluations, the Board approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Item 6 Directors, Senior Management and Employees — Board Practices — Assessment of Directors", each director's performance will continue to be evaluated annually.

Directors' Share Ownership

        As of March 17, 2004, directors, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, are required to own the equivalent of at least three years of their annual retainer fee in the Company's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in the Employee Share Purchase Plan.

Meetings of Shareholders

        The OBCA requires the Company to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders' meeting at any time. In addition, in accordance with the OBCA, the holders of not less than 5% of the Company's shares carrying the right to vote at a meeting sought to be held may requisition the directors to call a special shareholders' meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of any annual or special shareholders' meeting. These materials are also filed with Canadian securities regulatory authorities and furnished to the SEC. The Company's by-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 10% of the Company's issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. At the Company's annual and special meeting of shareholders anticipated to be held on April 30, 2009, shareholders of the Company will be asked to vote on an ordinary resolution to increase the quorum requirement to two shareholders in person or represented by proxy holding or representing by proxy not less than 25% of the Company's issued shares carrying the right to vote. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and special shareholders' meetings.

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

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on February 20, 2008, the Board adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board promptly following the shareholders' meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to accept the resignation, the Corporate Governance Committee will consider all factors deemed relevant by members of such Committee. The Corporate Governance Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a news release within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered.

Disclosure of Share Ownership

        The Securities Act (Ontario) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer or who enters into, materially amends or terminates an arrangement the effect of which is to alter the insider's economic interest in a security of the issuer or the insiders economic exposure to the issuer. These reports must be filed within 10 days after the acquisition or transfer takes place or the arrangement is entered into, materially amended or terminated. If rules proposed by the Canadian Securities Administrators on December 18, 2008 take effect, these reports will be required to be filed within five days after the applicable event.

        The Securities Act (Ontario) also provides that a person or company that acquires (whether or not by way of a take-over bid, offer to acquire or subscription from treasury) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing the prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a news release and file a report each time it acquires an additional 2% or more of the outstanding securities of the same class and every time there is a change to any material fact in the news release and report previously issued and filed.

        The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act and promptly file an amendment to such report to disclose any material change to the information reported, including any acquisition or disposition of 1% of the outstanding securities of the registered class.

Material Contracts

        The Company believes the following contracts constitute the only material contracts to which it is a party.

Credit Agreements

        The Company entered into the First Credit Facility on January 10, 2008 with a group of financial institutions providing for a $300 million unsecured revolving bank credit facility that replaced the Company's previous secured revolving bank credit facility. The First Credit Facility matures and all indebtedness thereunder is due and payable on January 10, 2013. The Company, with the consent of lenders representing at least 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for additional one-year terms. The First Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from zero to 0.60% depending on certain financial ratios and through LIBOR advances, bankers' acceptances and letters of credit, priced at the applicable rate plus a margin that ranges from 1.00% to 1.60% depending on the financial ratios. The lenders under the First Credit Facility are each paid a standby fee at a rate that ranges from 0.375% to 0.55% of the undrawn portion of the facility, depending on the financial ratios. Payment and performance of the Company's obligations under the First Credit Facility are guaranteed by certain material subsidiaries of the Company (the "Guarantors" and, together with the Company, each an "Obligor").

        The Company entered into the Second Credit Facility on September 4, 2008 with a group of financial institutions providing for a $300 million unsecured revolving bank credit facility on substantially the same terms as the First Credit Facility. The Second Credit Facility matures and all indebtedness thereunder is due and payable on September 4, 2010. The Second Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from zero to 0.60% depending on certain financial ratios and through LIBOR advances and bankers' acceptances, priced at the applicable rate plus an applicable margin that ranges from 1.00% to 1.60% depending on the financial ratios. The lenders under the Second Credit Facility are each paid a standby fee at a rate that ranges from 0.375% to 0.55% of the undrawn portion of the facility, depending on the financial ratios. Payment and performance of the Company's obligations under the Second Credit Facility are guaranteed by the Guarantors. In connection with entering into the Second Credit Facility, on September 4, 2008, the First Credit Facility was amended to, among other things, deem the Second Credit Facility to be a "permitted debt" under the First Credit Facility.

        The Second Credit Facility contains restrictive covenants and events of default identical to those in the First Credit Facility. The Company is also required to maintain the same financial ratios as well as the same minimum tangible net worth under both facilities. Both facilities require the Company to utilize funds available under the First Credit Facility and the Second Credit Facility on a pro rata basis (excluding funds advanced under the First Credit Facility by way of letters of credit or swing line advances) such that at any time the amount outstanding under either the First Credit Facility or Second Credit Facility, as a percentage of the aggregate amount available under such facility, does not differ by more than 10 percentage points of the amount outstanding under the other Credit Facility, as a percentage of the amount available thereunder.

        The facilities contain covenants that restrict, among other things, the ability of an Obligor to:

  •
  incur additional indebtedness;

  •
  pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's equity securities after a default or an event of default that is continuing;

  •
  make sales or other dispositions of material assets;

  •
  create liens on its existing or future assets;

  •
  enter into transactions with affiliates other than the Obligors, except on arm's length terms;

  •
  make any loans to or investments in businesses other than those related to mining or a business ancillary or complementary to mining;

  •
  amalgamate or otherwise transfer its assets; and

  •
  carry on business other than those related to mining or a business ancillary or complementary to mining.

        The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Events of default under the Credit Facilities include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by the Company of any financial covenant;

  •
  the breach by any Obligor of any other term, covenant or other agreement that is not cured within 30 business days after written notice of the breach has been given to the Company;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more;

  •
  a change in control of the Company which is defined to occur upon (a) the acquisition, directly or indirectly, by any means whatsoever, by any person, or group of persons acting jointly or in concert, (collectively, an "offeror") of beneficial ownership of, or the power to exercise control or direction over, or securities convertible or exchangeable into, any securities of the Company carrying in aggregate (assuming the exercise of all such conversion or exchange rights in favour of the offeror) more than 50% of the aggregate votes represented by the voting stock then issued and outstanding or otherwise entitling the offeror to elect a majority of the board of directors of the Company, or (b) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the board of directors of the Company, or the election or appointment of new directors comprising one-half or more of the total number of members of the board of directors in office immediately following such election or appointment; unless, in any such case, the nomination of such directors for election or their appointment is approved by the board of directors of the Company in office immediately preceding such nomination or appointment in circumstances where such nomination or appointment is made other than as a result of a dissident public proxy solicitation, whether actual or threatened; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

        As at March 25, 2009 there was approximately $415 million in the aggregate drawn under the Credit Facilities, excluding $57 million in letters of credit.

Stock Option Plan

        The Company has a Stock Option Plan for directors, officers, employees and service providers to the Company. See "Item 6 Directors, Senior Management and Employees — Compensation of Officers — Stock Option Plan". A copy of the Stock Option Plan is attached as Exhibit 4.04 to this Form 20-F.

Employee Share Purchase Plan

        The Company has the Employee Share Purchase Plan for officers and full-time employees of the Company. See "Item 6 Directors, Senior Management and Employees — Compensation of Executive Officers — Employee Share Purchase Plan". A copy of the Employee Share Purchase Plan is attached as Exhibit 4.05 to this Form 20-F.

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

Restrictions on Share Ownership by Non-Canadians

        There are no limitations under the laws of Canada or in the constating documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of "control" is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Corporate Governance

        The Company is subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the CSA and the NYSE and by the SEC under its rules and those mandated by SOX. Today, the Company meets and often exceeds not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. The Company is listed on the NYSE and, although the Company is not required to comply with all of the NYSE corporate governance requirements to which the Company would be subject if the Company were a U.S. corporation, the Company's governance practices differ significantly from those required of U.S. domestic issuers in the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the company in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of any transaction or series of related transactions that results in the issuance of common shares, or securities convertible into or exercisable for common shares, that has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, is, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%; however, issuances in connection with acquisitions of a reporting issuer (or the equivalent) are generally exempt from these shareholder approval requirements provided the target has over 50 beneficial owners (excluding insiders and employees). The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules.

        A certificate of Sean Boyd, the Chief Executive Officer of the Company, will be submitted to the NYSE on March 31, 2009 certifying that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards.

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

        Under the Act and the Treaty, a U.S. holder of common shares (including an individual or estate) who is entitled to full benefits under the Treaty will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The dividends may be exempt from such withholding in the case of some U.S. holders such as qualifying pension funds and charities. A U.S. holder who is not entitled to full benefits under the Treaty (or to the benefits of the Dividends Article of the Treaty) will generally be subject to Canadian withholding tax at the rate of 25% on such dividends.

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

        This summary does not describe United States federal estate and gift tax considerations, nor does it describe regional, state and local tax considerations within the United States. The following summary does not purport to be a comprehensive description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the common shares. In particular, this summary only deals with a holder who will hold the common shares as a capital asset and who does not own, directly or indirectly, 10% or more of our voting shares or of any of our direct or indirect subsidiaries. This summary does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances, including but not limited to application of alternative minimum tax or rules applicable to taxpayers in special circumstances. Special rules may apply, for instance, to tax-exempt entities, banks, insurance companies, S corporations, dealers in securities or currencies, persons who will hold common shares as a position in a "straddle", hedge, constructive sale or "conversion transaction" for U.S. tax purposes, persons who have a "functional currency" other than the US dollar or persons subject to U.S. taxation as expatriates. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for United States federal income tax purposes.

        This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Stockholder and no representation is made with respect to the U.S. income tax consequences to any particular person. Accordingly, U.S. Stockholders are advised to consult their own tax advisors with respect to their particular circumstances.

Dividends

        For United States federal income tax purposes, the gross amount of all distributions, if any, paid with respect to the common shares out of current or accumulated earnings and profits ("E&P") to a U.S. Stockholder generally will be treated as foreign source dividend income to such holder, even though the U.S. Stockholder generally receives only a portion of the gross amount (after giving effect to the Canadian withholding tax as potentially reduced by the Treaty). United States corporations that hold the common shares generally will not be entitled to the dividends received deduction that applies to dividends received from United States corporations. To the extent a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the U.S. Stockholder's adjusted basis and then as gain from the sale of a capital asset.

        In the case of certain non-corporate U.S. Stockholders including individuals and certain estates and trusts, gains recognized prior to 2011 from the sale of a capital asset held for longer than 12 months are taxable at a maximum federal income tax rate of 15%, while gains from the sale of a capital asset that does not meet such holding period are taxable at the rates applicable to ordinary income. Certain dividends paid prior to 2011 to certain non-corporate U.S. Stockholders including individuals and certain estates and trusts generally are also subject to the 15% maximum rate. The reduced tax rates generally are available only with respect to dividends received from U.S. corporations, and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradeable on an established securities market in the United States. In addition, the reduced tax rates are not available with respect to dividends received from a foreign corporation that was a passive foreign investment company in either the taxable year of the distribution or the preceding taxable year. Special rules may apply, however, to cause such dividends to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rates are not available with respect to a dividend on shares where the U.S. Stockholder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Many other complex and special rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. U.S. Stockholders are advised to consult their own tax advisors.

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

Passive Foreign Investment Company Considerations

        The Company will be classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. Based on projections of the Company's income and assets and the manner in which the Company intends to manage its business, the Company expects that the Company will not be a PFIC. However, there can be no assurance that this will actually be the case.

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

Information Reporting; Backup Withholding Tax

        Dividends on and proceeds arising from a sale of common shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if (a) a U.S. Stockholder fails to furnish the U.S. Stockholder's correct United States taxpayer identification number (generally on Form W-9), (b) the withholding agent is advised the U.S. Stockholder furnished an incorrect United States taxpayer identification number, (c) the withholding agent is notified by the IRS that the U.S. Stockholder has previously failed to properly report items subject to backup withholding tax, or (d) the U.S. Stockholder fails to certify, under penalty of perjury, that the U.S. Stockholder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Stockholder that it is subject to backup withholding tax. However, U.S. Stockholders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Amounts withheld as backup withholding may be credited against a U.S. Stockholder's United States federal income tax liability, and a U.S. Stockholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Audit Fees

        Fees paid to Ernst & Young LLP for 2008 and 2007 are set out below.

	Year ended December 31, 2008 (C$ thousands)	Year ended December 31, 2007 (C$ thousands)
Audit fees	1,815	1,451
Audit-related fees	35	241
Tax consulting fees	721	705
All other fees	70	42

	2,641	2,439

        Audit fees were paid for professional services rendered by the auditors for the audit of Agnico-Eagle's annual financial statements and related statutory and regulatory filings and for the quarterly review of Agnico-Eagle's interim financial statements. Audit fees also include prospectus-related fees for professional services rendered by the auditors in connection with equity financings by Agnico-Eagle during 2008. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, reviewing documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit-related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of SOX.

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime and tax planning and advisory services in connection with international and domestic taxation issues.

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

Documents on Display

        The Company's filings with the SEC, including exhibits and schedules filed with this Form 20-F, may be reviewed and copied at prescribed rates at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Further information on the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Agnico-Eagle began to file electronically with the SEC in August 2002.

        Any reports, statements or other information that the Company files with the SEC may be read at the addresses indicated above and some of them may also be accessed electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

        The Company also files reports, statements and other information with the CSA and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval web site at www.sedar.com.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the Canadian dollar/US dollar exchange rate. For the purpose of the sensitivities set out in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $750 per ounce;

  •
  Silver — $10.00 per ounce;

  •
  Zinc — $1,200 per tonne;

  •
  Copper — $3,700 per tonne; and

  •
  Canadian dollar/US dollar — C$1.22 per $1.00.

  •
  Euro/US dollar — $1.28 per €1

        Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the C$/US$ exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2008, the ranges of metal prices and exchange rates were:

  •
  Gold: $682 — $1,033 per ounce averaging $872 per ounce;

  •
  Silver: $8.46 — $21.36 per ounce averaging $14.98 per ounce;

  •
  Zinc: $1,036 — $2,822 per tonne averaging $1,874 per tonne;

  •
  Copper: $2,778 — $8995 per tonne averaging $6,944 per tonne; and

  •
  Canadian dollar/US dollar: C$0.97 — C$1.3017 per $1.00 averaging C$1.0669 per $1.00.

  •
  Euro/US dollar: €0.6246 — 0.8035 per $1.00 averaging €0.6826 per $1.00.

        The following table sets out the estimated impact on 2009 total cash costs per ounce of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2008 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2009.

Changes in variable	Impact on total cash costs per ounce
Canadian dollar/US dollar	$35
Euro/US dollar	$7
Zinc	$14
Silver	$8
Copper	$4

        In order to mitigate the impact of fluctuating precious and base metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold and silver production. However, the policy does allow the Company to use other hedging strategies where appropriate to ensure an adequate return on new projects. Agnico-Eagle occasionally buys put options and forward contracts to protect minimum base metal prices while maintaining full participation to gold and silver price increases. There were no metal hedging strategies in place during 2008. The Company's policy does not allow speculative trading.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. From time to time the Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars) as these do not give rise to cash exposure. The Company's foreign currency derivative strategy consisted of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to the year end such that no derivatives were outstanding on December 31, 2008. Throughout 2008, the Company's foreign currency derivative strategy generated $4.5 million in call option premiums.

Interest Rates

        The Company's current exposure to market risk for changes in interest rates relates primarily to the drawdown on its Credit Facilities and its investment portfolio. Drawdowns on the Credit Facilities are used, primarily, to fund a portion of the capital expenditures related to the Company's development projects. As of December 31, 2008, the Company had drawn down $200 million on its bank facilities. In addition, the Company usually invests its cash in investments with short maturities or with frequent interest reset terms with a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As of December 31, 2008, there were no short-term investments.

        Amounts drawn under the Credit Facilities are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavourable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates. In 2008, there were no interest rate derivative instruments in place.

Derivatives

        The Company enters into derivative contracts to limit the risk associated with decreased byproduct metal prices. The contracts act as economic hedges of underlying exposures to byproduct metal price risk and foreign currency exchange risk and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising precious metal prices. Agnico-Eagle also enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital requirements.

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as major stable banks. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value will affect income. For a description of the accounting treatment of derivative contracts, please see "Item 5 Operating and Financial Review and Prospects — Critical Accounting Estimates — Financial Instruments".

        In addition to writing US dollar call options with short maturities to enhance the spot transaction rate when exchanging US dollars to Canadian dollars, the Company also entered into three zero cost collar contracts in October 2008. The purpose of entering into these zero cost collar contracts was to mitigate the risks associated with fluctuating foreign exchange rates by hedging the functional-currency-equivalent cash flows associated with the Canadian dollar capital expenditures on the Meadowbank mine project. The purchase of US dollar put options was financed through selling US dollar call options at higher exercise prices such that the net premium payable to the different counterparties by the Company is nil. The hedged items represents monthly forecasted Canadian dollar cash outflows pertaining to its Canadian projects during 2009. The cash flow hedging relationship meets all requirements of FAS 133 to be perfectly effective, while unrealized gains and losses are recognized within other comprehensive income. All three of the zero cost collar contracts were outstanding as of December 31, 2008.

        The risk being hedged is the variability in expected future cash flows arising from changes in foreign currency exchange risk below and above the levels of C$1.07 and C$1.235 per US$. The hedged items represent C$15 million of unhedged forecast Canadian dollar denominated cash outflows per month arising from Canadian dollar denominated capital expenditures in 2009. As of December 31, 2008, the fair value of these hedges was negative $8.9 million. This loss was incurred due to an approximate change of 10% in foreign exchange rate between Canadian dollar and the US dollar from October 2008 to December 31, 2008. The potential loss in fair value of these financial instruments from a hypothetical 10% move in foreign exchange rates against our positions would be lower than the $8.9 million recognized at year-end 2008 due to the non-linearity caused by the time value component. The sensitivity analysis does not take into account the offsetting effect on the potential loss from the underlying trade-related transactions and as such assumes an unlikely adverse case scenario.

        Also during 2008, the Company sold call options against the shares of Goldcorp Inc. ("Goldcorp") to hedge its price exposure to the Goldcorp shares it acquired in connection with Goldcorp's acquisition of Gold Eagle. As of December 31, 2008, the Company had call options contracts in respect of its Goldcorp shares at a strike price of $44 per share and have now expired. These call option contracts generated approximately C$4 million in premium proceeds during 2008 and expired in the first quarter of 2009.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Pursuant to the instructions to Item 12 of Form 20-F, this information is inapplicable and has not been provided.

 PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None/not applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None/not applicable.

ITEM 15    CONTROLS AND PROCEDURES

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

        Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

        The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desireable.

Attestation report of the registered public accounting firm

        Please see "Item 18 Financial Statements — Report of Independent Registered Public Accounting Firm" included in the Company's Consolidated Financial Statements.

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

ITEM 15T    CONTROLS AND PROCEDURES

        Not applicable.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that the Company shall have at least one "audit committee financial expert" (as defined in Item 16A of Form 20-F) and that Messrs. Bernie Kraft and Mel Leiderman are the Company's "audit committee financial experts" serving on the Audit Committee of the Board. Each of the audit committee financial experts is "independent" under applicable listing standards.

ITEM 16B    CODE OF ETHICS

        The Company has adopted a "code of ethics" (as defined in Item 16B of Form 20-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics was filed as Exhibit 2 to the Form 6-K filed on December 13, 2005 and is incorporated by reference hereto. The code of ethics is available on the Company's website at www.agnico-eagle.com or by request, without charge, from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone 416-947-1212).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee establishes the independent auditors' compensation. In 2003, the Audit Committee also established a policy to pre-approve all services provided by the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation. A summary of all fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2008 and 2007 can be found under "Item 10 Additional Information — Audit Fees". All fees paid to Ernst & Young LLP in 2008 were pre-approved by the Audit Committee. Ernst & Young LLP has served as the Company's independent public accountant for each of the fiscal years in the three-year period ended December 31, 2008 for which audited financial statements appear in this Annual Report on Form 20-F.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None/Not applicable.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None/Not applicable.

ITEM 16F    CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

        None/Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        See "Item 10 Additional Information — Corporate Governance" which is incorporated by reference into this Item 16G.

 PART III

ITEM 17    FINANCIAL STATEMENTS

        The Company has elected to provide financial statements and related information pursuant to Item 18.

ITEM 18    FINANCIAL STATEMENTS

        Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

        In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 25, 2009, expressed an unqualified opinion thereon.

Toronto, Canada	ERNST & YOUNG LLP
March 25, 2009	Chartered Accountants Licensed Public Accountants

 MANAGEMENT CERTIFICATION

        Agnico-Eagle Mines Limited (the "Company") will file with the New York Stock Exchange ("NYSE") on March 30, 2009, the annual written affirmation by its Chief Executive Officer, certifying that, as of the date of such affirmation, he was not aware of any violation by Agnico-Eagle Mines Limited of the NYSE's corporate governance listing standards. The Company has also filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosures as Exhibits 12.01 and 12.02 to its annual report on Form 20-F for the year ended December 31, 2008.

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

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Toronto, Canada March 25, 2009	By	/s/ SEAN BOYD Sean Boyd Vice Chairman and Chief Executive Officer
	By	/s/ DAVID GAROFALO David Garofalo Senior Vice-President, Finance and Chief Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

        As described in the "Summary of Significant Accounting Policies", the Company changed its method of accounting for uncertain tax positions as of January 1, 2007.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2009 expressed an unqualified opinion thereon.

Toronto, Canada	ERNST & YOUNG LLP
March 25, 2009	Chartered Accountants Licensed Public Accountants

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

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground or delivered from the open pit that is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the tonnage, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. The ore stockpile is valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material.

        Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpiled ore. Fully absorbed costs include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and are generally processed within twelve months of extraction. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly as a result.

        In addition, companies in the mining industry may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practise that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine.

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

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the Company's 4.50% convertible subordinated debentures due February 15, 2012 ("Convertible Debentures") that were fully redeemed by the Company for common shares in February 2007 and the Company's revolving credit facilities, are being amortized to income over the term of the related obligations. When the holders of the Company's Convertible Debentures exercised their conversion option, the common shares issued on such conversion were recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income. The same principles were applied upon redemption of the Convertible Debentures by the Company.

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

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Financial instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Revenue recognition

        Revenue is recognized when the following conditions are met:

    (a)
    persuasive evidence of an arrangement to purchase exists;

    (b)
    the price is determinable;

    (c)
    the product has been delivered; and

    (d)
    collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

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

Reclamation costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2008, the Company recorded adjustments of $13.6 million for changes in estimates of the AROs at our operating mines. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/ rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 requires the recognition of the effect of uncertain tax positions where it is more likely than not based on technical merits that the position would be sustained. The Company recognizes the amount of the tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The impact of the adoption of FIN 48 was to increase the Company's future income tax liability by $4.5 million.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Employee Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

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

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the term of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted income (loss) per share.

Income per share

        Basic income per share is calculated on net income for the year using the weighted average number of common shares outstanding during the year. For years in which the Convertible Debentures were outstanding, diluted income per share was calculated on the weighted average number of common shares that would have been outstanding during such year had all Convertible Debentures been converted at the beginning of the year into common shares, if such conversions were dilutive. In addition, the weighted average number of common shares used to determine diluted income per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

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

As at December 31, 2006	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total shareholders' equity	$1,253,415	$(1,010)	$1,252,405

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. The criteria considered include: (1) completion of a reasonable period of testing of mine plant and equipment; (2) ability to produce minerals in saleable form (within specifications); and (3) ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Stripping Costs

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Other Accounting Developments

Recently Adopted Accounting Pronouncements

        In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands required disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, FASB staff issued Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 are effective for the Company fiscal year beginning January 1, 2009.

        Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

        The three levels of the fair value hierarchy under FAS 157 are:

  Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

  Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

        The following table sets out the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents(1)	99,381	94,664	4,717	—
Accounts receivable(1)	45,640	—	45,640	—
Available-for-sale securities(2)	70,383	70,383	—	—

	215,404	165,047	50,357	—

Financial liabilities:
Accounts payable(1)	139,795	—	139,795	—
Bank debt(3)	200,146	—	200,146	—
Derivative liabilities(4)	12,823	—	12,823	—

	352,764	—	352,764	—

(1)
Fair value approximates the carrying amounts due to the short-term nature.

(2)
Recorded at fair value using quoted market prices.

(3)
Recorded at cost. This line item also includes accrued interest.

(4)
Recorded at fair value based on broker-dealer quotations.

        Cash equivalents are classified as Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase.

        The Company's available-for-sale equity securities are valued using quoted market prices in active markets and as such are classified as Level 1 of the fair value hierarchy. The fair value of these securities are calculated as the quoted market price of the security multiplied by the quantity of shares held by the Company.

        In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

        In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any additional items.

        In June 2007, the Emerging Issues Task Force (the "EITF") reached consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11") EITF 06-11 requires that the tax benefit related to dividend and dividend equivalents paid on equity-classifed nonvested shares and nonvested share units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF 06-11 is to be applied prospectively for tax benefits on dividends declared in the Company's fiscal year beginning January 1, 2008. The adoption of this statement does not currently have an impact on the Company's consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements and Developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial position, results of operations and disclosures.

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

        In March 2008, the FASB issued FASB Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). This statement requires entities to provide greater transparency about: (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim period beginning after November, 15 2008. Comparative disclosures for earlier periods are not required.

        In 2008, the EITF reached consensus on Issue No. 08-3, "Accounting by Lessees for Maintenance Deposits under Lease Agreements" ("EITF 08-3"). EITF 08-3 requires that maintenance deposits should be considered a deposit when paid to the lessor if it is probable (as defined in FASB Concept Statement No. 6) that the deposits will be refunded to the lessee. The cost of maintenance activities should be expensed or capitalized by the lessee, as appropriate, when the underlying maintenance is performed. If it is determined that a maintenance deposit is unlikely to be refunded to the lessee, the deposit is recognized as additional rent expense. If it is probable at inception of the lease that a portion of the deposits will not be refunded, the lessee should recognize as expense a pro rata portion of the deposits as they are paid. The issue is effective for fiscal years beginning after December, 15 2008 and interim periods within those fiscal years. Early application is not permitted.

        In May 2008, the FASB issued Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity's nonconvertible debt borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument's expected life using the effective interest method. FSP APB 14-1 is effective for the Company's fiscal year beginning January 1, 2009 and will be applied retrospectively to all periods presented.

        In June 2008, the EITF reached consensus on Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under FAS 133. EITF 07-5 is effective for the Company's fiscal years beginning January 1, 2009. Early adoption for an existing instrument is not permitted.

        In November 2008, the EITF reached consensus on Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), in which the accounting for certain transactions and impairment considerations involving equity method investments were clarified. The intent of EITF 08-6 is to provide guidance on (i) determining the initial carrying value of an equity method investment, (ii) performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, (iii) accounting for an equity method investee's issuance of shares, and (iv) accounting for a change in an investment from the equity method to the cost method. EITF 08-6 is effective for the Company's fiscal year beginning January 1, 2009 and is to be applied prospectively.

        In December 2008, the FASB issued Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Post — Retirement Benefit Plan Assets" ("FSP FAS 132(R)-1"), which amends FASB Statement No. 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits" ("FAS 132"), to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The objective of FSP FAS 132(R)-1 is to require more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for the Company's fiscal year beginning January 1, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes.

        Based on recent announcements from the Canadian Securities Administrators and the Securities Exchange Commission, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2014. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013. The Company has initiated the work with transition to IFRS. A project organization with a project group and a steering committee has been established and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases: (i) diagnostics, (ii) detailed IFRS analysis and conversion, and (iii) implement IFRS in daily business. Phase (i) has been completed and the start of phase (ii) will be decided in mid-2009. As a result of phase (i), a diagnostics report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with the IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and get a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS. The key issues found during the diagnostics were (i) first-time adoption of IFRS, (ii) property, plant and equipment, (iii) decommissioning and reclamation liabilities, (iv) impairment, (v) reserves and resources, and (vi) foreign currency translation.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2008	2007
ASSETS
Current
Cash and cash equivalents	$68,382	$314,794
Short-term investments	—	78,770
Restricted cash (note 14)	30,999	2,455
Trade receivables (note 1)	45,640	79,419
Inventories:
Ore stockpiles	24,869	5,647
Concentrates	5,013	1,913
Supplies	40,014	15,637
Available-for-sale securities (note 2(a))	70,383	38,006
Other current assets (note 2(a))	65,994	53,119

Total current assets	351,294	589,760
Other assets (note 2(b))	8,383	16,436
Future income and mining tax assets (note 8)	21,647	5,905
Property, plant and mine development, net (note 3)	2,997,500	2,123,397

	$3,378,824	$2,735,498

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 10)	$139,795	$108,227
Interest payable	146	—
Dividends payable	28,304	26,280
Income taxes payable (note 8)	4,814	—

Total current liabilities	173,059	134,507

Fair value of derivative financial instruments (note 15)	12,823	—

Bank debt (note 4)	200,000	—

Reclamation provision and other liabilities (note 5)	71,770	57,941

Future income and mining tax liabilities (note 8)	403,416	484,116

SHAREHOLDERS' EQUITY
Common shares (note 6(a))
Authorized — unlimited
Issued — 154,808,918 (2007 — 142,403,379)	2,299,747	1,931,667
Stock options	41,052	23,573
Warrants (notes 6(c) and 6(e))	24,858	—
Contributed surplus	15,166	15,166
Retained earnings	157,541	112,240
Accumulated other comprehensive loss (note 6(f))	(20,608)	(23,712)

Total shareholders' equity	2,517,756	2,058,934

	$3,378,824	$2,735,498

Contingencies and commitments (notes 12 and 13(b))

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Years ended December 31,
	2008	2007	2006
REVENUES
Revenues from mining operations (note 1)	$368,938	$432,205	$464,632
Interest and sundry income	11,721	25,142	21,797

	380,659	457,347	486,429
COSTS AND EXPENSES
Production	186,862	166,104	143,753
Exploration and corporate development	34,704	25,507	30,414
Equity loss in junior exploration companies	—	—	663
Amortization of plant and mine development	36,133	27,757	25,255
General and administrative	47,187	38,167	25,884
Write-down of available-for-sale securities	74,812	—	—
Gain on sale of available-for-sale securities (note 2(a))	(25,626)	(4,088)	(24,118)
Loss on derivative financial instruments	—	5,829	15,148
Provincial capital tax	5,332	3,202	3,758
Interest (note 4)	2,952	3,294	2,902
Foreign currency translation (gain) loss	(77,688)	32,297	2,127

Income before income, mining and federal capital taxes	95,991	159,278	260,643
Income and mining tax (note 8)	22,824	19,933	99,306

Net income for the year	$73,167	$139,345	$161,337

Net income per share — basic (note 6(g))	$0.51	$1.05	$1.40

Net income per share — diluted (note 6(g))	$0.50	$1.04	$1.35

Comprehensive income:
Net income for the year	$73,167	$139,345	$161,337

Other comprehensive income (loss):
Unrealized (loss) on hedging activities	(8,888)	—	—
Unrealized gain (loss) on available-for-sale securities	(911)	(5,436)	1,067
Adjustments for derivative instruments maturing during the year	—	1,653	(2,167)
Adjustments for realized gains (losses) on available-for-sale securities due to dispositions during the year	8,997	(1,918)	(12,506)
Change in unrealized gain (loss) on pension liability (note 5(c))	1,822	(16)	—
Tax effect of other comprehensive income items	2,084	4	1,241

Other comprehensive income (loss) for the year	3,104	(5,713)	(12,365)

Comprehensive income for the year	$76,271	$133,632	$148,972

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Common Shares
			Stock Options Outstanding		Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss
	Shares	Amount		Warrants
Balance December 31, 2005	97,836,954	$764,659	$2,869	$15,732	$15,128	$(138,697)	$(4,624)
Shares issued under Employee Stock Option Plan (note 7(a))	1,805,085	28,217	—	—	—	—	—
Stock options	—	—	3,015	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	146,249	4,711	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,226,000	30,749	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	5,003	22	—	—	—	—	—
Shares issued for holder conversions of convertible debentures	9,483,709	129,910	—	—	—	—	—
Shares issued on exercise of warrants	4,000	85	—	(9)	—	—	—
Shares issued for purchase of Pinos Altos project (note 9(a))	2,063,635	34,310	—	—	—	—	—
Shares issued under public offering	8,455,000	237,991	—	—	—	—	—
Net income for the year	—	—	—	—	—	161,337	—
Dividends declared ($0.12 per share) (note 6(a))	—	—	—	—	—	(14,523)	—
Stockpile inventory adjustment, net of tax (EITF 04-6)	—	—	—	—	—	(5,102)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(12,365)
Adjustment for unrecognized loss on pension liability upon application of FASB Statement No. 158	—	—	—	—	—	—	(1,010)

Balance December 31, 2006	121,025,635	1,230,654	5,884	15,723	15,128	3,015	(17,999)

Shares issued under Employee Stock Option Plan (note 7(a))	536,116	10,232	—	—	—	—	—
Stock options	—	—	17,689	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	167,378	7,100	—	—	—	—	—
Shares issued for purchase of Cumberland Resources Ltd. (note 9(b))	13,768,510	536,556	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	32,550	812	—	—	—	—	—
Shares issued on exercise of warrants	6,873,190	146,313	—	(15,723)	38	—	—
Net income for the year	—	—	—	—	—	139,345	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(25,633)	—
Future tax asset adjustment upon the adoption of FIN 48 (note 8)	—	—	—	—	—	(4,487)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(5,713)

Balance December 31, 2007	142,403,379	1,931,667	23,573	—	15,166	112,240	(23,712)

Shares issued under Employee Stock Option Plan (note 7(a))	1,340,484	41,392	—	—	—	—	—
Stock options	—	—	17,479	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	154,998	9,545	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	779,250	22,042	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	30,807	2,210	—	—	—	—	—
Shares issued under public offering (note 6(d))	900,000	34,200	—	—	—	—	—
Shares issued under private placement of units (note 6(c))	9,200,000	258,691	—	24,858	—	—	—
Net income for the year	—	—	—	—	—	73,167	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(27,866)	—
Other comprehensive income for the year	—	—	—	—	—	—	3,104

Balance December 31, 2008	154,808,918	$2,299,747	$41,052	$24,858	$15,166	$157,541	$(20,608)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2008	2007	2006
Operating activities
Net income for the year	$73,167	$139,345	$161,337
Add (deduct) items not affecting cash:
Amortization of plant and mine development	36,133	27,757	25,255
Future income and mining taxes	16,681	16,380	81,993
Loss (gain) on sale of available-for-sale securities, net	49,186	(4,088)	(24,118)
Gain on Contact Diamond Corporation	—	—	(7,361)
Stock based compensation	16,061	12,155	5,391
Foreign currency translation loss (gain)	(77,688)	32,297	2,127
Other	1,548	14,921	(7,230)
Changes in non-cash working capital balances
Trade receivables	33,779	5,568	(28,683)
Income taxes (payable)/recoverable	4,814	(14,231)	21,954
Inventories	(45,904)	(1,187)	(2,493)
Other current assets	(24,334)	(39,055)	(4,422)
Accounts payable and accrued liabilities	34,492	55,661	4,745
Interest payable	146	—	(2,243)

Cash provided by operating activities	118,081	245,523	226,252

Investing activities
Additions to property, plant and mine development	(908,853)	(523,793)	(149,185)
Purchase of gold derivatives (note 9(b))	—	(15,875)	—
Cash acquired on acquisition of Cumberland Resources Ltd. net of transaction costs (note 9(b))	—	84,207	—
Acquisition of Pinos Altos property	—	—	(32,500)
Recoverable value-added tax on acquisition of Pinos Altos property	—	9,750	(9,750)
Purchase of Stornoway Diamond Corporation debentures	10,720	(8,519)	—
Investment in Stornoway Diamond Corporation	—	—	(19,784)
Decrease (increase) in short-term investments	78,770	91,272	(110,215)
Net proceeds on available-for-sale securities	43,583	5,393	34,034
Purchase of available-for-sale securities	(113,225)	(13,079)	(12,323)
Increase in restricted cash	(28,544)	(2,455)	—

Cash used in investing activities	(917,549)	(373,099)	(299,723)

Financing activities
Dividends paid	(23,779)	(13,406)	(3,166)
Repayment of capital lease obligations	(16,178)	(3,418)	—
Proceeds from bank debt	300,000	—	—
Repayment of bank debt	(100,000)	—	—
Common shares issued	376,265	144,138	301,745
Warrants issued	24,858	—	—

Cash provided by financing activities	561,166	127,314	298,579

Effect of exchange rate changes on cash and cash equivalents	(8,110)	26,481	2,312

Net increase (decrease) in cash and cash equivalents during the year	(246,412)	26,219	227,420
Cash and cash equivalents, beginning of year	314,794	288,575	61,155

Cash and cash equivalents, end of year	$68,382	$314,794	$288,575

Supplemental cash flow information:
Interest paid during the year	$6,345	$2,406	$4,214

Income, mining and capital taxes paid during the year	$3,802	$22,138	$1,405

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

1.     TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

  Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of bullion or concentrates to third parties prior to the satisfaction in full of payment obligations of the third parties.

	2008	2007
Bullion awaiting settlement	$—	$122
Concentrates awaiting settlement	45,640	79,297

	$45,640	$79,419

	2008	2007	2006
Revenues from mining operations (thousands):
Gold	$227,576	$171,537	$159,815
Silver	59,398	70,028	58,262
Zinc	54,364	156,340	211,871
Copper	27,600	34,300	34,684

	$368,938	$432,205	$464,632

  All revenues in the above totals are attributable to the Company's Canadian operations.

  In 2008, precious metals accounted for 78% of Agnico-Eagle's revenues from mining operations (2007 — 56%; 2006 — 47%). The remaining revenues from mining operations consisted of net byproduct revenues. In 2008, these net byproduct revenues as a percentage of total revenues from mining operations consisted of 15% zinc (2007 — 36%; 2006 — 45%) and 7% copper (2007 — 8%; 2006 — 8%).

2.     OTHER ASSETS

  (a)
  Other current assets

	2008	2007
Federal, provincial and other sales taxes receivable	$52,669	$24,369
Interest receivable	154	2,140
Prepaid expenses	3,880	1,506
Employee loans receivable	2,530	926
Government refundables	572	17,776
Other	6,189	6,402

	$65,994	$53,119

    In 2008, the Company realized $40.5 million (2007 — $5.4 million; 2006 — $35.9 million) in proceeds and recorded a gain of $25.6 million (2007 — $4.1 million; 2006 — $24.1 million) in the consolidated statements of income on the sale of available-for-sale securities. $25.1 million of the gain is due to the sale of 5,524,862 shares in Gold Eagle Mines Limited to Goldcorp Inc. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value determined as follows:

	2008	2007
Cost	$68,691	$44,401
Unrealized gains	1,692	4,933
Unrealized losses	—	(11,328)

Estimated fair value of available-for-sale securities	$70,383	$38,006

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

2.     OTHER ASSETS (Continued)

  (b)
  Other assets

	2008	2007
Deferred financing costs, less accumulated amortization of $1,192 (2007 — $960)	$5,126	$3,224
Stornoway Diamond Corporation debentures (note 11)	—	10,120
Finnish government grants	2,981	2,643
Other	276	449

	$8,383	$16,436

    The Company has a commitment to repay a portion of the grant made by the Finnish Government to the Company, should the Kittila Mine not be in operation by 2013. Management currently expects that the Kittila Mine will commence commercial production in the second quarter of 2009.

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2008			2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,192,079	$24,469	$1,167,610	$1,108,449	$20,197	$1,088,252
Plant and equipment	541,081	135,794	405,287	351,663	116,862	234,801
Mine development costs	288,923	94,465	194,458	261,613	80,792	180,821
Construction in progress:
Goldex mine project	—	—	—	186,302	—	186,302
LaRonde Mine extension	83,340	—	83,340	46,716	—	46,716
Pinos Altos mine project	212,751	—	212,751	41,313	—	41,313
Meadowbank mine project	479,392	—	479,392	168,374	—	168,374
Kittila mine project	302,954	—	302,954	114,052	—	114,052
Lapa mine project	151,708	—	151,708	62,766	—	62,766

	$3,252,228	$254,728	$2,997,500	$2,341,248	$217,851	$2,123,397

  Geographic Information

	Net Book Value 2008	Net Book Value 2007
Canada	$2,217,634	$1,705,212
Finland	494,574	304,386
Mexico	283,032	111,594
U.S.A	2,260	2,205

Total	$2,997,500	$2,123,397

  In 2008, Agnico-Eagle capitalized $0.8 million of costs (2007 — $0.8 million) and recognized $0.6 million of amortization expense (2007 — $0.5 million) related to computer software. The unamortized capitalized cost for computer software at the end of 2008 was $5.6 million (2007 — $5.4 million).

  The Company has made leasehold improvements amounting to $3.3 million, which is being amortized straight-line over the life of the lease plus one renewal period.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

4.     BANK DEBT

  The Company entered into a credit agreement on January 10, 2008 with a group of financial institutions relating to a new $300 million unsecured revolving credit facility (the "First Credit Facility"); the Company's previous $300 million secured revolving credit facility was terminated. The First Credit Facility matures on January 10, 2013, however, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of this facility for additional one-year terms.

  On September 4, 2008, the Company entered into a further credit agreement with a separate group of financial institutions relating to an additional $300 million unsecured revolving credit facility (the "Second Credit Facility" and together with the First Credit Facility, the "Credit Facilities"). The Second Credit Facility matures on September 4, 2010.

  Payment and performance of the Company's obligations under each of the Credit Facilities are guaranteed by certain material subsidiaries of the Company. The restrictive covenants and events of default under each of the Credit Facilities are identical. Each of the Credit Facilities contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than a mining business. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. In addition, each of the Credit Facilities requires the Company to utilize funds available under the Credit Facilities on a pro rata basis, subject to a permitted utilization differential threshold and exclusion of advances under the First Credit Facility that are letters of credit or swing line advances. At December 31, 2008, the Credit Facilities were drawn down by $200 million. These drawdowns, together with outstanding letters of credit under the First Credit Facility, decrease the amounts available under the Credit Facilities such that $343 million was available for future drawdowns at December 31, 2008.

  For the year ended December 31, 2008, interest expense was $3.0 million (2007 — $3.3 million; 2006 — $2.9 million) and cash interest payments were $6.3 million (2007 — $2.4 million; 2006 — $4.2 million). In 2008, cash interest on the Credit Facilities was $4.6 million (2007 — nil; 2006 — nil) and cash standby fees on the Credit Facilities were $1.2 million (2007 — $2.3 million; 2006 — $1.3 million). In 2008, $4.6 million (2007 — nil; 2006 — $0.3 million) of the interest expense was capitalized to construction in progress. The Company's weighted average interest rate on all of its bank debt as at December 31, 2008 was 3.77% (2007 — n/a; 2006 — n/a).

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2008	2007
Reclamation and closure costs (note 5(a))	$52,125	$44,690
Goldex Mine government grant (note 5(b))	2,413	—
Pension benefits (note 5(c))	5,153	6,786
Long-term portion of capital lease obligations (note 13)	12,079	6,465

	$71,770	$57,941

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

    The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations.

	2008	2007
Asset retirement obligations, beginning of year	$44,690	$22,073
Current year additions and changes in estimate	13,698	17,829
Current year accretion	1,363	1,319
Foreign exchange revaluation	(7,626)	3,469

Asset retirement obligations, end of year	$52,125	$44,690

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The Company made a change in its accounting estimate with regard to reclamation and closure costs driven primarily by an increase in the estimated input costs. The change in estimate has not had an impact on the current year's consolidated statements of income and comprehensive income but has had an impact on the consolidated balance sheet as the current year's revisions have increased the asset retirement obligation and have also increased the Company's costs for property, plant and mine development. The increase of costs for property, plant and mine development will have an impact on the Company's statements of income and comprehensive income in future periods through increased accretion expense and amortization expense.

  (b)
  Goldex Mine grant

    The Company has received funds (the "grant") from the Quebec government in respect of the construction of the Goldex Mine. The Company has agreed to repay a portion of the grant to the Quebec government, to a maximum amount of 50% of the grant. The repayment amount is calculated and paid annually for fiscal years 2010, 2011 and 2012 if the agreed criteria are met. For each of these three years, if the yearly average gold price is higher than $620 per ounce, 50% of one third of the grant must be repaid. The Company believes the gold price will be higher than $620 per ounce during the years 2010, 2011 and 2012 and that the criteria for recognition of a loss contingency accrual in accordance with FAS 5 has been met.

  (c)
  Pension benefits

    Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees (the "Employees Plan") was converted to a defined contribution plan. Employees who retired prior to that date remain in the Employees Plan. In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers (the "Executives Plan"). The funded status of the Executives Plan is based on actuarial valuations as of July 1, 2008 and projected to December 31, 2008. The funded status of the Employees Plan in 2007 was based on an actuarial valuation as of January 1, 2006 and projected to December 31, 2007. During 2008 however, the Employees Plan was closed as a result of annuities having been purchased for all remaining members. Recognition of the settlement has been reflected in the 2008 net periodic pensions cost.

    The components of Agnico-Eagle's net pension plan expense are as follows:

	2008	2007	2006
Service cost — benefits earned during the year	$452	$429	$399
(Gain) loss due to settlement	761	—	(16)
Prior service cost	24	24	23
Interest cost on projected benefit obligation	549	466	384
Return on plan assets	(156)	(171)	(166)
Amortization of net transition asset, past service liability and net experience gains	(11)	(25)	(22)

Net pension plan expense	$1,619	$723	$602

    Assets for the Executives Plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2008 was $4.5 million (2007 — $6.8 million). At the end of 2008, the remaining unamortized net transition obligation was $0.8 million (2007 — $1.0 million) for the Executives Plan and the net transition asset was $0.1 million (2007 — $0.2 million) for the Employees Plan.

    The following table provides the net amounts recognized in the consolidated balance sheets as of December 31:

	Pension Benefits 2008		Pension Benefits 2007
	Employees	Executives	Employees	Executives
Liability (asset)	$(110)	$—	$(495)	$—
Accrued employee benefit liability	—	4,895	—	5,624
Accumulated other comprehensive income (loss):
Initial transition obligation (asset)	—	830	(186)	1,017
Past service liability	—	126	—	140
Net experience (gains) losses	—	(1,356)	446	5

Net liability (asset)	$(110)	$4,495	$(235)	$6,786

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The following table provides the components of the expected recognition in 2009 of amounts in accumulated other comprehensive loss:

	Employees	Executives
Transition obligation (asset)	$—	$138
Past service cost or credit	—	21
Net actuarial gain or loss	—	(132)

	$—	$27

    The funded status of the Employees Plan and the Executives Plan for 2008 and 2007 is as follows:

	2008		2007
	Employees	Executives	Employees		Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$2,487	$1,226	$2,341		$897
Agnico-Eagle's contribution	—	349	—		310
Actual return on plan assets	96	—	(67)		—
Benefit payments	(178)	(174)	(185)		(155)
Other	—	—	—		—
Divestitures	(2,096)	—	—		—
Effect of exchange rate changes	(199)	(259)	398		174

Fair value of plan assets, end of year	$110	$1,142	$2,487		$1,226

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$2,252	$8,012	$2,072		$6,280
Service costs	—	452	—		429
Interest costs	110	440	108		358
Actuarial losses (gains)	78	(1,561)	(98)		34
Benefit payments	(178)	(284)	(185)		(264)
Settlements	(2,096)	—	—		—
Effect of exchange rate changes	(166)	(1,422)	355		1,175

Projected benefit obligation, end of year	$—	$5,637	$2,252		$8,012

Excess (deficiency) of plan assets over projected benefit obligation	$110	$(4,495)	$235		$(6,786)

Comprised of:
Unamortized transition asset (liability)	$—	$(830)	$186		$(1,017)
Unamortized net experience gain (loss)	—	1,230	(446)		(145)
Accrued assets (liabilities)	110	(4,895)	495		(5,624)

	$110	$(4,495)	$235		$(6,786)

Weighted average discount rate	n.a.	7.00%	5.50%		5.50%
Weighted average expected long-term rate of return	n.a.	n.a.	7.00	%(i)	n.a.
Weighted average rate of compensation increase	n.a.	3.00%	n.a.		3.00%
Estimated average remaining service life for the plan (in years)	n.a.	6.0 (ii)	12.0		7.0 (ii)

Notes:

(i)
Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

(ii)
Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The estimated benefits to be paid from each plan in the next ten years are presented below. As the Employees Plan was settled in 2008, no benefits are payable:

Executives
2009	$109
2010	$109
2011	$109
2012	$364
2013	$415
2014 - 2018	$2,074

    In addition to the Employees Plan and the Executives Plan, the Company has two defined contribution pension plans. Under the basic plan (the "Basic Plan"), Agnico-Eagle contributes 5% of each employee's base employment compensation to a defined contribution plan. The expense in 2008 was $5.3 million (2007 — $4.3 million; 2006 — $3.0 million). In addition to the Basic Plan, effective January 1, 2008 the Company adopted the supplemental plan for designated executives at the level of Vice-President or above. Under this plan, an additional 10% of the designated executives earnings for the year (including salary and short-term bonus) is contributed by the Company. In 2008, $0.7 million was contributed to the supplemental plan.

6.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

    In 2008, the Company declared dividends on its common shares of $0.18 per share (2007 — $0.18 per share; 2006 — $0.12 per share).

  (b)
  Flow-through common share private placements

    In 2008, Agnico-Eagle issued 779,250 (2007 — nil; 2006 — 1,226,000) common shares under flow-through share private placements for total proceeds of $43.5 million (2007 — nil; 2006 — $35.3 million), net of share issue costs. Effective December 31, 2008, the Company renounced to its investors C$54.5 million (2007 — C$10.1; 2006 — C$40.2 million) of such expenses for income tax purposes. The Company has an obligation to incur $31 million in exploration expenditures related to the expenditures previously renounced.

    The difference between the flow-through share issuance price and the market price of Agnico-Eagle's shares at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability terminates when the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

    Subsequent to period-end, the Company issued 183,900 common shares under flow-through share private placements for total proceeds of C$16.6 million. The Company has an obligation to incur C$16.6 million in exploration expenditures and to renounce such expenditures to the investors of these flow-through shares.

  (c)
  Private placement of units

    On December 3, 2008, the Company closed a private placement of 9.2 million units. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time during the five-year term of the warrant. As consideration for the lead purchaser's commitment, the Company issued to the lead purchaser an additional 4 million warrants. The net proceeds of the private placement were approximately $281 million, after deducting share issue costs of $8.8 million. If all outstanding warrants are exercised, the Company would issue an additional 8.6 million common shares.

  (d)
  Public offering of common shares

    In December 2008, the Company issued 900,000 shares at a price of $38 per share under a prospectus supplement to its base shelf prospectus to fund a purchase of surface rights and advance royalty payments in connection with the development of the Pinos Altos property. The net proceeds of the issuance were approximately $34.2 million.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

6.     SHAREHOLDERS' EQUITY (Continued)

  (e)
  Public offering of units

    In 2002, Agnico-Eagle issued 6.9 million units. Each unit consisted one common share and one half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a price of $19.00. During 2007, 6,873,190 warrants were exercised (2006 — 4,000). The warrants were exercisable at any time prior to November 14, 2007, at which time 22,810 warrants expired.

  (f)
  Accumulated other comprehensive loss

    The opening balance of the cumulative translation adjustment in accumulated other comprehensive loss in 2008 and 2007 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive loss as at December 31, 2008 and 2007.

    The Company has designated certain foreign exchange derivative contracts as cash flow hedges and, as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive loss.

    The following table sets out the components of accumulated other comprehensive loss, net of related tax effects:

	2008	2007
Cumulative translation adjustment from adopting US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain (loss) on available-for-sale securities	1,602	(6,484)
Unrealized loss on hedging activities	(8,888)	—
Cumulative translation adjustments	(299)	(299)
Unrealized gain (loss) on pension liability	400	(1,422)
Tax effect of accumulated other comprehensive loss items	2,484	400

	$(20,608)	$(23,712)

    In 2008, no amounts (2007 — $1.7 million loss) were reclassified from accumulated other comprehensive loss to income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2007. In 2008, a $9.0 million gain (2007 — $1.9 million gain, 2006 — $16.6 million gain) was reclassified from accumulated other comprehensive loss to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

  (g)
  Net income per share

    The following table provides the weighted average number of common shares used in the calculation of basic and diluted income per share:

	2008	2007	2006
Weighted average number of common shares outstanding — basic	144,740,658	132,768,049	115,461,046
Add: Dilutive impact of employee stock options	1,148,070	1,189,820	786,358
Dilutive impact of warrants	—	—	2,862,891

Weighted average number of common shares outstanding — diluted	145,888,728	133,957,869	119,110,295

    The calculation of diluted income per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price, for the period outstanding, of the common shares are not included in the calculation of diluted income per share as the effect is anti-dilutive.

7.     STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

7.     STOCK-BASED COMPENSATION (Continued)

    number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004 and 2006, the shareholders approved a further 2,000,000 and 3,000,000 common shares for issuance under the ESOP, respectively. In 2008, the shareholders approved a further 6,000,000 common shares for issuance under the ESOP.

    Of the 2,549,400 options granted under the ESOP in 2008, 637,350 options granted vested immediately and expire in 2013. The remaining options expire in 2013 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 1,380,000 options granted under the ESOP in 2007, 345,000 options granted vested immediately and expire in 2012. The remaining options expire in 2012 and vest in equal installments, on each anniversary date of the grant, over a three-year period. As a result of the acquisition of Cumberland Resources Ltd. ("Cumberland"), 326,250 options in Cumberland were converted to options of the Company. All these options vested immediately. Of the 1,232,000 options granted under the ESOP in 2006, 308,000 options granted vested immediately and expire in 2011. The remaining options expire in 2011 and vest in equal installments, on each anniversary date of the grant, over a three-year period.

    The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2008			2007			2006
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	3,609,924	C$	30.34	2,478,790	C$	19.55	3,071,625	C$	15.78
Granted	2,549,400		54.84	1,706,250		41.74	1,232,000		24.52
Exercised	(1,340,484)		25.46	(536,116)		17.56	(1,805,085)		16.49
Cancelled	(66,400)		51.32	(39,000)		19.16	(19,750)		19.28

Outstanding, end of year	4,752,440	C$	44.57	3,609,924	C$	30.34	2,478,790	C$	19.55

Options exercisable at end of year	1,860,890			1,908,049			1,137,103

    Cash received for options exercised in 2008 was $33.6 million (2007 — $8.8 million; 2006 — $26.0 million).

    The total intrinsic value of options exercised in 2008 was C$50.5 million.

    The weighted average grant-date fair value of options granted in 2008 was C$16.78 (2007 — C$12.53; 2006 — C$8.17). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2008:

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price		Number exercisable	Weighted average exercise price
C$6.55 — C$9.20	26,548	1.5 years	C$	7.57	26,548	C$	7.57
C$10.40 — C$14.67	108,100	0.9 years	C$	10.64	108,100	C$	10.64
C$15.60 — C$19.14	281,825	1.14 years	C$	16.42	259,325	C$	16.46
C$19.24 — C$25.60	567,750	2.0 years	C$	23.02	324,000	C$	23.02
C$25.62 — C$31.70	183,332	1.8 years	C$	22.70	122,582	C$	18.81
C$36.23 — C$52.88	1,190,000	3.1 years	C$	47.24	507,500	C$	47.19
C$33.26 — C$66.74	2,394,885	4.0 years	C$	54.80	512,835	C$	54.80

C$6.55 — C$66.74	4,752,440	3.2 years	C$	44.57	1,860,890	C$	36.85

    The weighted-average remaining contractual term of options exercisable at December 31, 2008, was 2.7 years.

    The Company has reserved for issuance 4,752,440 common shares in the event that these options are exercised.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

7.     STOCK-BASED COMPENSATION (Continued)

    The number of un-optioned shares available for granting of options as at December 31, 2008, 2007 and 2006 was 6,349,250, 2,832,250 and 4,212,250, respectively.

    On January 2, 2009, 2,251,000 options were granted under the ESOP, of which 562,750 options vested immediately and expire in the year 2014. The remaining options expire in 2014 and vest in equal installments on each anniversary date of the grant, over a three-year period.

    Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2008	2007	2006
Risk-free interest rate	3.65%	4.02%	3.91%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	44.8%	37.6%	48.7%
Expected dividend yield	0.23%	0.29%	0.12%

    The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price.

    The aggregate intrinsic value of options outstanding at December 31, 2008 was C$86.5 million. The aggregate intrinsic value of options exercisable at December 31, 2008 was C$48.2 million.

    The total compensation cost for the ESOP recognized in the consolidated statements of income for the current year was $25.3 million (2007 — $9.8 million; 2006 — $5.2 million). The total compensation cost related to non-vested options not yet recognized was $25.2 million as of December 31, 2008. Of the total compensation cost for the ESOP, $9 million was capitalized as part of construction cost in 2008 (2007 — nil; 2006 — nil).

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

    In 2008, 154,998 common shares were subscribed for under the Purchase Plan (2007 — 167,378; 2006 — 146,249) for proceeds of $9.5 million (2007 — $7.1 million; 2006 — $4.7 million). As at December 31, 2008, 45,181 shares subscribed for in 2008 were not issued. In May 2008, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 5,000,000 from 2,500,000. As at December 31, 2008, Agnico-Eagle has reserved for issuance 2,937,153 common shares (2007 — 592,151; 2006 — 759,529) under the Purchase Plan.

8.     INCOME AND MINING TAXES

  Income and mining taxes recovery is made up of the following geographic components:

	2008	2007	2006
Current provision
Canada	$6,143	$3,272	$20,266
Future provision (recovery)
Canada	25,580	20,363	69,645
Finland	(8,899)	(3,702)	11,522
Other	—	—	(2,127)

	$22,824	$19,933	$99,306

  Cash income and mining taxes paid in 2008 were $3.8 million (2007 — $22.1 million; 2006 — $1.4 million).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

8.     INCOME AND MINING TAXES (Continued)

  The income and mining taxes recovery is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2008	2007	2006
Combined federal and composite provincial tax rates	31.1%	32.6%	34.6%
Increase (decrease) in taxes resulting from:
Provincial mining duties	6.9	12.3	12.3
Resource allowances	—	—	(3.5)
Impact of foreign tax rates	—	(2.3)	1.1
Permanent differences	(13.4)	(0.9)	0.8
Valuation allowance	5.8	—	(4.5)
Effect of changes in income tax rates	(6.6)	(29.2)	(2.7)

Actual rate as a percentage of pre-tax income	23.8%	12.5%	38.1%

  As at December 31, 2008 and 2007, Agnico-Eagle's future income and mining tax assets and liabilities were as follows:

	2008		2007
	Assets	Liabilities	Assets	Liabilities
Mining properties	$—	$471,553	$—	$565,613
Net operating and capital loss carry-forwards	21,647	(14,906)	17,805	—
Mining duties	—	(38,669)	—	(55,998)
Reclamation provisions	—	(22,892)	—	(25,499)
Valuation allowance	—	8,330	(11,900)	—

Future income and mining tax assets and liabilities	$21,647	$403,416	$5,905	$484,116

  All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the consolidated balance sheet dates. The decrease in future tax liabilities was due in part to the stronger US dollar in relation to the Canadian dollar and the Swedish krona throughout 2008. At December 31, 2008, asset and liability amounts were translated into US dollars at an exchange rate of C$1.2240 per $1.00, and at an exchange rate of SEK 7.8770 per $1.00, whereas at December 31, 2007, asset and liability amounts were translated at an exchange rate of C$0.9881 per $1.00, and at an exchange rate of SEK 6.4568 per $1.00.

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

  A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Balance at January 1, 2007	$4,487
Reductions for foreign exchange	(1,097)

Balance at December 31, 2007	$3,390

Reductions for foreign exchange	(566)

Balance at December 31, 2008	$2,824

  The full amount of unrecognized tax benefits of $2,824, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

8.     INCOME AND MINING TAXES (Continued)

  The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico, Sweden and Finland, each with varying statutes of limitations. The 1998 through 2008 tax years generally remain subject to examination.

  On November 10, 2008, the Canadian Department of Finance released draft legislation amending section 261 of the Income Tax Act (Canada), which provides new tax calculating currency rules that taxpayers must use when determining their Canadian tax results. These new currency rules allow the Company to prepare its corporate tax return using US dollars instead of translating the annual activity into Canadian dollars. As of December 31, 2008, the draft legislation has not been finalized; however, the Company expects this legislation to be effective for its 2008 tax returns. Management is currently assessing the impact of this legislation on the Company.

9.     ACQUISITIONS

  (a)
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

    The allocation of the total purchase price to the fair values of assets acquired is set out in the table below:

Total Purchase Price:
Purchase price	$66,809
Transaction costs	167

Total purchase price to allocate	$66,976

Fair Value of Assets Acquired:
Pinos Altos mining property	$66,976

  (b)
  Cumberland Resources Ltd.

    On February 14, 2007, the Company and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition"), a wholly-owned subsidiary of the Company, signed an agreement with Cumberland under which the Company and Agnico Acquisition agreed to make an exchange offer (the "Offer") for all of the outstanding common shares of Cumberland not already owned by the Company. At the time, the Company owned 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis. Under the terms of the Offer, each Cumberland share was to be exchanged for 0.185 common shares of Agnico-Eagle. At the time, Cumberland owned 100% of the Meadowbank gold project, located in Nunavut, Canada. As of July 9, 2007, all common shares of Cumberland were acquired pursuant to the Offer. As of July 9, 2007, a total of 13,768,510 of the Company's shares were issued for the acquisition resulting in an increase of $536.6 million in common shares issued. The total purchase price as of July 9, 2007 amounted to $577.0 million which was allocated to various balance sheet accounts, mainly mining properties. On August 1, 2007, Agnico Acquisition, Cumberland and a wholly-owned subsidiary of Cumberland were amalgamated with Agnico-Eagle.

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

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

9.     ACQUISITIONS (Continued)

    In addition, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland in February 2007. Prior to announcement of the take-over bid by Agnico-Eagle, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions were for 420,000 ounces of gold and matured on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's policy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. All derivative positions were closed out in late June 2007.

    During 2008 certain tax assets that were not recognized upon the acquisition of Cumberland Resources Limited in 2007 were determined to be more likely than not to be realized. This resulted in a decrease to mineral properties and the future tax liability of $15 million.

    The allocation of the total purchase price for the 100% of Cumberland interest owned by the Company to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$536,556
Share of Cumberland previously acquired for cash	9,637
Fair value of options and warrants acquired	18,956
Transaction costs	11,836

Total purchase price to allocate	$576,985

Fair Value of Assets Acquired:
Net working capital acquired (including cash of $96,043)	$81,704
Plant and equipment	40,238
Other net liabilities	(1,399)
Mining properties	736,197
Future income tax liability	(279,755)

Total purchase price	$576,985

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008	2007
Trade payables	$68,571	$58,438
Wages payable	6,484	7,043
Accrued liabilities	32,991	33,040
Current portion of capital lease obligations	9,878	9,706
Other liabilities	21,871	—

	$139,795	$108,227

  Other liabilities mainly consists of the liability portion of the flow-through shares issuance of $17.5 million (note 6(b)).

11.   RELATED PARTY TRANSACTIONS

  As at December 31, 2008, the total indebtedness of Contact Diamond Corporation ("Contact") to the Company was nil (2007 — nil, 2006 — $3.5 million) including accrued interest to December 31, 2008 of nil (2007 — nil, 2006 — $0.1 million). Contact was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact as the Company's investment no longer represented a "controlling financial interest". The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan was repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

11.   RELATED PARTY TRANSACTIONS (Continued)

  In 2006, the Company tendered its 13.8 million Contact shares in conjunction with Stornoway Diamond Corporation's ("Stornoway") offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt by the Company of 4,968,747 Stornoway shares. A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during 2006. In addition, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million. Stornoway acquiring the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share on February 12, 2007. In addition, on March 16, 2007, the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures matured two years after their date of issue and interest was payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments could be paid in cash or in shares of Stornoway. During 2008, the interest payments to the Company amounted to C$0.7 million and consisted of 1,940,614 shares (2007 — C$0.9 million of which C$0.6 million was received in cash and the rest 302,450 shares) of Stornoway.

  On July 31, 2008, the Company purchased from treasury 12,222,222 common shares of Stornoway at a price of C$0.90 per common share. Stornoway used the proceeds of the private placement to redeem the C$10 million principal amount of convertible debentures held by the Company and to pay to the Company a C$1 million amendment fee in connection with the amendment of the debentures to permit early redemption. The Company received an additional 527,947 common shares of Stornoway in satisfaction of accrued but unpaid interest on the debentures prior to their redemption. As a result of these transactions, the Company increased its holdings in Stornoway from 27,520,809 common shares (approximately 13.6% of the issued and outstanding common shares) to 40,270,978 common shares (approximately 15.8% of the issued and outstanding common shares).

12.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2008, the total amount of these guarantees was $61.0 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalties.

  The Company has a royalty agreement with the Finnish government relating to the Kittila Mine. Starting 12 months after the mining operations commence, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

  The Company is committed to pay a royalty on future production from the Meadowbank mine project. The Nunavut Tunngavik-administered mineral claims are subject to production leases including a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations under the Territorial Lands Act (Canada).

  The Company is committed to pay a royalty on production from properties in the Abitibi area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 0.5% to 5%.

  The Company is committed to pay a royalty on production from properties in the Pinos Altos area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 2.5% to 3.5%.

13.   LEASES

  (a)
  Capital Leases

    The Company has agreements with third-party providers of mobile equipment for the development of the Meadowbank mine project and the Kittila Mine. These arrangements represent capital leases in accordance with the guidance in FAS 13. The leases for mobile equipment at the Kittila Mine are for five years and the leases for mobile equipment at the Meadowbank mine project are for three years. The effective annual interest rate on the lease for mobile equipment at Meadowbank is 3.15%. The effective annual interest rate on the lease for mobile equipment at Kittila is 4.99%.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

13.   LEASES (Continued)

    The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2008.

Year ending December 31:
2009	$10,421
2010	7,348
2011	1,424
2012	1,325
2013	2,852
Thereafter	—

Total minimum lease payments	23,370
Less amount representing interest	1,499

Present value of net minimum lease payments	$21,871

    The Company's capital lease obligations at December 31 are comprised as follows:

	2008	2007
Total future lease payments	$23,370	$17,524
Less: Interest	(1,499)	(1,353)

	21,871	16,171

Less: Current portion	9,792	9,706

Long-term portion of capital leases	$12,079	$6,465

    At the end of 2008, the gross amount of assets recorded under capital leases amounted to $30.7 million (2007 — $16.1 million; 2006 — nil).

  (b)
  Operating Leases

    The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2008 are as follows:

    Minimum lease payments:

2009	$1,115
2010	861
2011	822
2012	803
2013	718
Thereafter	6,463

Total	$10,782

    Total rental expense for operating leases was $3.1 million in 2008 (2007 — $1.4 million; 2006 — $0.7 million).

14.   RESTRICTED CASH

  In October 2008, the Company raised approximately $43.5 million through the issuance of 779,250 flow-through common shares at a price of C$70 per share. To comply with the flow-through share agreement, the Company must incur $31.0 million of eligible Canadian exploration expenditures in 2009 related to the expenditures renounced in 2008 (note 6(b)).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2008

15.   FINANCIAL INSTRUMENTS

  From time to time, Agnico-Eagle has entered into financial instruments with a number of financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  In 2008, financial instruments which have subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash, cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde Mine, the Goldex Mine and the Lapa and Meadowbank mine projects, have Canadian dollar requirements for capital, operating and exploration expenditures.

  Prior to 2006 Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on its forecast Canadian dollar requirements. The Company's written put options did not qualify for hedge accounting and thus were not designated as hedging instruments. As such, changes in fair value for these instruments were recorded in consolidated statements of income. These instruments were entered into to set a range for the US dollar, along with the zero-cost collar of purchased put options and written call options. In December 2005, the Company's entire foreign exchange derivative position was collapsed generating cash flow of $4.1 million. As a result of this transaction, Agnico-Eagle had no foreign exchange derivative positions at December 31, 2005. In 2006 however, the Company reclassified a gain of $4.1 million relating to its foreign exchange derivative contracts to income. As at December 31, 2006 the remaining balance in accumulated other comprehensive income was nil.

  In 2008, to mitigate the risks associated with fluctuating foreign exchange rates, the Company entered into three zero cost collars to hedge the functional currency equivalent cash flows associated with the Canadian dollar denominated capital expenditures. The purchase of US dollar put options has been financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company is nil. The hedged items represents monthly unhedged forecasted Canadian dollar cash outflows during 2009. The cash flow hedging relationship meets all requirements per SFAS 133 to be perfectly effective, and unrealized gains and losses is recognized within other comprehensive income ("OCI"). Gains and losses deferred in accumulated OCI are reclassified into income when amortization (or depreciation) of the hedged capital asset begins. In other words, gains and losses in accumulated OCI are reclassified into income in the same period or periods the asset affects income. Amounts transferred out of accumulated OCI are recorded in depreciation expense. The total amount of unrealized loss on the hedges was $8.9 million as at December 31, 2008. None of this amount is expected to be reclassified into earnings in 2009.

  As at December 31, 2008, the Company had two unmatured covered call options on available-for-sale securities with an unrecognized premium including a mark-to-market valuation, amounting to $3.9 million. The total amount of $3.9 million will be recognized through the consolidated statements of income in the first quarter of 2009.

  As at December 31, 2008, there were no metal derivative positions.

  Other required derivative disclosures can be found in note 6(f), "Accumulated other comprehensive loss".

  Agnico-Eagle's exposure to interest rate risk at December 31, 2008 relates to its cash and cash equivalents, short-term investments and restricted cash totalling $99 million (2007 — $396 million) and its credit facilities. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 3.21% (2007 — 5.14%).

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2008.

ITEM 19    EXHIBITS

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description
1.01	Articles of Amalgamation of the Company (incorporated by reference to Exhibit 1.02 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2007, filed with the SEC on March 28, 2008).	*
1.02	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K furnished to the SEC on March 28, 2008).	*
4.01	Credit Agreement, dated as of January 10, 2008, between the Company, the guarantors party thereto, the lenders party thereto, The Bank of Nova Scotia, Société Générale (Canada Branch) and The Toronto Dominion Bank (incorporated by reference to Exhibit 4.01 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2007, filed with the SEC on March 28, 2008).	*
4.02	Amendment No. 1 to Credit Agreement, dated as of September 4, 2008, between the Company, The Bank of Nova Scotia and the lenders party thereto
4.03	Credit Agreement, dated as of September 4, 2008, between the Company, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia.	*
4.04	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333-152004), filed with the SEC on August 19, 2008).**	*
4.05	Amended and Restated Incentive Share Purchase Plan (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 (File No. 333-152004) filed with the SEC on August 19, 2008).**	*
8.01	List of subsidiaries of the Company.	*
11.01	Code of Ethics (incorporated by reference to Exhibit 2 to the Company's Form 6-K filed December 13, 2005).	*
12.01	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code) (Sean Boyd).	*
12.02	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code) (David Garofalo).	*
13.01	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).***	*
13.02	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo).***	*
15.01	Consent of Independent Registered Public Accounting Firm.	*
15.02	Audit Committee Charter (incorporated by reference to Exhibit 15.04 to the Company's Annual Report on Form 20-F for the year ended December 31, 2005
(File No. 001-13422) filed with the SEC on March 27, 2006).

*
Such exhibits and other information filed by the Company with the SEC are available to shareholders upon request at the SEC's public reference section or may be inspected and copied at prescribed rates at the public reference room maintained by the SEC located at 110 F Street, N.E., Room 1580, Washington, D.C. 20549, U.S.A.

**
Management contracts or compensatory plan, contract or arrangements required to be filed and herein incorporated as an exhibit.

***
Pursuant to the SEC Release No. 33-8212 and 34-47551, this certification will be treated as "accompanying" this Annual Report on Form 20-F and not "filed" as part of such report for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act, and this certification will not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AGNICO-EAGLE MINES LIMITED
Toronto, Canada March 25, 2009
	By:	/s/ DAVID GAROFALO David Garofalo Senior Vice-President, Finance and Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
PRELIMINARY NOTE
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
PART I
  ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3 KEY INFORMATION
  ITEM 4 INFORMATION ON THE COMPANY
  ITEM 4A UNRESOLVED STAFF COMMENTS
  ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CONSOLIDATED FINANCIAL DATA (thousands of United States dollars, except where noted)
Five Year Financial and Operating Summary
FINANCIAL DATA (thousands of United States dollars, except where noted)
  ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Director Compensation Table
  ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8 FINANCIAL INFORMATION
  ITEM 9 THE OFFER AND LISTING
  ITEM 10 ADDITIONAL INFORMATION
  ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15 CONTROLS AND PROCEDURES
  ITEM 15T CONTROLS AND PROCEDURES
  ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B CODE OF ETHICS
  ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
  ITEM 16F CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT
  ITEM 16G CORPORATE GOVERNANCE
PART III
  ITEM 17 FINANCIAL STATEMENTS
  ITEM 18 FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MANAGEMENT CERTIFICATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except per share amounts, unless otherwise indicated) December 31, 2008
  ITEM 19 EXHIBITS
SIGNATURES