Form 20-F
period 2010-12-31
AGNICO EAGLE MINES LTD
filed 2011-03-28
CIK 2809

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                             to

Commission file number: 1-13422

AGNICO-EAGLE MINES LIMITED
(Exact name of Registrant as Specified in its Charter)

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

168,720,355 Common Shares as of December 31, 2010

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

ii

PRELIMINARY NOTE

Currencies:    Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") presents its consolidated financial statements in United States dollars. All dollar amounts in this Annual Report on Form 20-F ("Form 20-F") are stated in United States dollars ("U.S. dollars", "$" or "US$"), except where otherwise indicated. Certain information in this Form 20-F is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). See "Item 3 Key Information – Currency Exchange Rates" for a history of exchange rates of Canadian dollars into U.S. dollars.

Generally Accepted Accounting Principles:    Agnico-Eagle reports its financial results using United States generally accepted accounting principles ("US GAAP") due to its substantial U.S. shareholder base and to maintain comparability with other gold mining companies. Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

Forward-Looking Information:    Certain statements in this Form 20-F, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this report include, but are not limited to, the following:

  •
  the Company's outlook for 2011 and future periods;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

  •
  anticipated levels or trends for prices of gold and byproduct metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses;

  •
  estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof;

  •
  statements regarding the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

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

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the forward-looking statements in this Form 20-F are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out elsewhere in this Form 20-F as well as: that there are no significant disruptions affecting Agnico-Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's mines

2010 ANNUAL REPORT            1

and mine development projects proceed on a basis consistent with current expectations, and that Agnico-Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this Form 20-F; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico-Eagle.

The forward-looking statements in this Form 20-F reflect the Company's views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in "Item 3 Key Information – Risk Factors". Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This Form 20-F contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

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

2            AGNICO-EAGLE MINES LIMITED

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This Form 20-F presents certain measures, including "total cash costs per ounce" and "minesite costs per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP, see "Item 5 Operating and Financial Review and Prospects – Results of Operations – Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This Form 20-F also contains information as to estimated future total cash costs per ounce and minesite costs per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliation provided, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

2010 ANNUAL REPORT            3

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3   KEY INFORMATION

Selected Financial Data

The following selected financial data for each of the years in the five-year period ended December 31, 2010 are derived from the consolidated financial statements of Agnico-Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company's operating and financial review and prospects set out in Item 5 of this Form 20-F, the consolidated financial statements and the notes thereto set out in Item 18 of this Form 20-F and other financial information included elsewhere in this Form 20-F.

	Year Ended December 31,

	2010	2009	2008	2007	2006

	(in thousands of U.S. dollars, US GAAP basis, other than share and per share information)
Income Statement Data

Revenues from mining operations	1,422,521	613,762	368,938	432,205	464,632

Production costs	677,472	306,318	186,862	166,104	143,753

Exploration and corporate development	54,958	36,279	34,704	25,507	30,414

Equity loss in junior exploration company	–	–	–	–	663

Amortization	192,486	72,461	36,133	27,757	25,255

General and administrative	94,327	63,687	47,187	38,167	25,884

Write-down of available-for-sale securities	–	–	74,812	–	–

Loss (Gain) on derivative financial instruments	(7,612)	–	–	5,829	15,148

Provincial capital tax	(6,075)	5,014	5,332	3,202	3,758

Interest	49,493	8,448	2,952	3,294	2,902

Interest and sundry income	(10,254)	(16,172)	(11,721)	(25,142)	(21,797)

Gain on acquisition of Comaplex, net of transaction costs	(57,526)	–	–	–	–

Gain on sale of available-for-sale-securities	(19,487)	(10,142)	(25,626)	(4,088)	(24,118)

Foreign exchange (gain) loss	19,536	39,831	(77,688)	32,297	2,127

Income before income and mining taxes	435,203	108,038	95,991	159,278	260,643

Income and mining taxes (recoveries)	103,087	21,500	22,824	19,933	99,306

Net income	332,116	86,538	73,167	139,345	161,337

Net income per share – basic	2.05	0.55	0.51	1.05	1.40

Net income per share – diluted	2.00	0.55	0.50	1.04	1.35

Weighted average number of shares outstanding – basic	162,342,686	155,942,151	144,740,658	132,768,049	115,461,046

Weighted average number of shares outstanding – diluted	165,842,259	158,620,888	145,888,728	133,957,869	119,110,295

Dividends declared per common share	0.64	0.18	0.18	0.18	0.12

4            AGNICO-EAGLE MINES LIMITED

Balance Sheet Data (at end of period)

Mining properties (net)	4,564,563	3,581,798	2,997,500	2,123,397	859,859

Total assets	5,500,351	4,247,357	3,378,824	2,735,498	1,521,488

Long-term debt	650,000	715,000	200,000	–	–

Reclamation provision and other liabilities	145,536	96,255	71,770	57,941	27,457

Net assets	3,665,450	2,751,761	2,517,756	2,058,934	1,252,405

Common shares	3,078,217	2,378,759	2,299,747	1,931,667	1,230,654

Shareholders' equity	3,665,450	2,751,761	2,517,756	2,058,934	1,252,405

Total common shares outstanding	168,720,355	156,625,174	154,808,918	142,403,379	121,025,635

Currency Exchange Rates

All dollar amounts in this Form 20-F are in U.S. dollars, except where otherwise indicated. The following tables set out, in Canadian dollars, the exchange rates for the U.S. dollar, based on the noon buying rate as reported by the Bank of Canada (the "Noon Buying Rate"). On March 18, 2011, the Noon Buying Rate was US$1.00 equals C$0.98.

	Year Ended December 31,

	2010	2009	2008	2007	2006

High	1.0778	1.3000	1.2969	1.1853	1.1726

Low	0.9946	1.0292	0.9719	0.9170	1.0990

End of Period	0.9946	1.0466	1.2246	0.9881	1.1653

Average	1.0299	1.1420	1.0660	1.0748	1.1341

	2011			2010

	March (to March 18)	February	January	December	November	October	September

High	0.9918	0.9955	1.0022	1.0178	1.0264	1.0320	1.0520

Low	0.9686	0.9739	0.9862	0.9946	1.0013	1.0030	1.0222

End of Period	0.9844	0.9739	1.0022	0.9946	1.0264	1.0188	1.0298

Average	0.9770	0.9876	0.9939	1.0077	1.0128	1.0178	1.0331

On December 31, 2010 and March 18, 2011, US$1.00 equalled €0.75 and €0.71, respectively, as reported by the European Central Bank.

2010 ANNUAL REPORT            5

Risk Factors

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

The Company's earnings are directly related to commodity prices as revenues are derived from the sale of precious metals (gold and silver), zinc and copper. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold and changes in supply, including worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Company's decisions to proceed with the operations at its current mines were based on a market price of gold between $400 and $450 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. In addition, the Company's evaluation of the Meliadine property acquisition was based on an assumption of a market price of gold of $950 per ounce. If the market price of gold falls below this level, future activity at the Meliadine property may be rendered uneconomic and activities suspended. Also, the prices received from the sale of the Company's byproduct metals produced at its LaRonde Mine (zinc, silver, lead and copper) and its Pinos Altos Mine (silver) affect the Company's ability to meet its targets for total cash costs per ounce of gold produced. Byproduct metal prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's price risk management policy, approved by the Company's board of directors (the "Board"), the Company may review this practice on a project by project basis. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk – Derivatives" for more details on the Company's use of derivative instruments. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

	2011 (to March 18)	2010	2009	2008	2007	2006

High price ($ per ounce)	1,438	1,421	1,212	1,011	841	725

Low price ($ per ounce)	1,319	1,058	810	712	608	525

Average price ($ per ounce)	1,378	1,125	972	872	695	604

On March 18, 2011, the London P.M. Fix was $1,420 per ounce of gold.

The assumptions that underlie the estimate of future operating results and the strategies used to mitigate the effects of risks of metal prices are set out herein and in "Item 5 Operating and Financial Review and Prospects – Outlook – Gold Production Growth" of this Form 20-F.

6            AGNICO-EAGLE MINES LIMITED

Based on 2011 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in certain metal prices from 2010 market average prices are as follows:

Income per share

Gold	$0.55

Silver	$0.06

Zinc	$0.06

Copper	$0.01

Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

The Company is largely dependent upon its mining and milling operations in the Abitibi region of Quebec and at its Meadowbank Mine in Nunavut, and any adverse condition affecting those operations may have a material adverse effect on the Company.

The Company's operations at the LaRonde, Goldex and Lapa Mines in the Abitibi region accounted for approximately 40% of the Company's gold production in 2010 and are expected to account for the same percentage in 2011. The Meadowbank Mine accounted for approximately 27% of the Company's gold production in 2010, although it did not achieve commercial production until March 2010, and is expected to account for approximately 31% of the Company's gold production in 2011. The mines in the Abitibi region and in Nunavut will continue to account for a significant portion of the Company's gold production. Any adverse condition affecting mining or milling conditions in the Abitibi region or in Nunavut could be expected to have a material adverse effect on the Company's financial performance and results of operations. The Company also anticipates using revenue generated by its operations at these mines to finance a substantial portion of the capital expenditures required for expansion at the Kittila, Pinos Altos and Meadowbank Mines and for exploration and development at its mine projects, including the Meliadine project. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, referred to as the LaRonde Mine extension. This program involves the construction of infrastructure at depth and extraction of ore from new zones, and may present new challenges for the Company. Gold production at the LaRonde Mine above Level 245 has started to decline.

The Kittila Mine and the Pinos Altos Mine commenced commercial production in 2009 and commercial production at the Creston Mascota deposit at Pinos Altos is expected to be achieved in the first quarter of 2011. However, unless the Company otherwise acquires significant gold-producing assets in other regions, the Company will continue to be dependent on its operations in the Abitibi region and in Nunavut for the majority of its gold production. Further, there can be no assurance that the Company's current exploration and development programs at the LaRonde, Goldex or Meadowbank Mines will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Company may experience difficulties operating its Meadowbank Mine and developing the Meliadine project as a result of their remote location.

The Company's Meadowbank Mine is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. The closest major city is Winnipeg, Manitoba, approximately 1,500 kilometres to the south. Though the Company constructed a 110-kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank Mine, the Company's operations will be constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank Mine must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is not able to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank Mine. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank Mine may require the slowdown or stoppage of operations.

2010 ANNUAL REPORT            7

The Company's Meliadine project, 290 kilometres southeast of the Meadowbank Mine, is also located in the Kivalliq District of Nunavut, approximately 25 kilometres northwest of the hamlet of Rankin Inlet on the west coast of Hudson Bay. Access to the property is by helicopter from Rankin Inlet year-round and by tracked vehicles overland on a winter road from approximately late December to mid-May. An all-weather access road between the project and Rankin Inlet is at the permitting stage. The Company's operations at the Meliadine project may be constrained by its remoteness and lack of access if the winter road season is shortened by permit delays or unusually warm weather, or if permitting and construction of the all-weather road is delayed. Most of the materials that the Company requires to operate the advanced exploration program, and may require if it determines to build a mine in the future, must be transported through the port of Rankin Inlet during its six-week shipping season. If the Company cannot identify and procure suitable equipment and materials within a timeframe that permits transporting them to the project within this shipping season, this could result in delays and/or cost increases in the exploration program and, if the Company determines to build a mine, any construction or development on the property.

The remoteness of the Meadowbank Mine and Meliadine project also necessitates the use of fly-in/fly-out camps for the accommodation of site employees and contractors, which may have an impact on the Company's ability to attract and retain qualified mining, exploration and construction personnel. If the Company is unable to attract and retain sufficient personnel or sub-contractors on a timely basis, the Company's operations at the Meadowbank Mine and future development plans at the Meliadine project may be adversely affected.

The Company's newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Company's production forecasts assume that production will commence at the Creston Mascota deposit and LaRonde Mine extension in the second quarter and fourth quarter of 2011, respectively, and that the Meadowbank Mine, Kittila Mine and the Pinos Altos Mine will achieve full production rates during 2011. The Company's ability to achieve full production rates at these mines is subject to a number of risks and uncertainties. Production from these mines in 2011 may be lower than anticipated if there are delays in achieving the full production rate, and it is possible that the anticipated full production rate cannot be achieved. Delays in commissioning the Meadowbank Mine and issues with the mill at the Pinos Altos Mine and the Kittila autoclave in 2010 resulted in anticipated 2010 gold production being reduced by an aggregate of approximately 69,593 ounces.

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

The development of the LaRonde Mine extension and the Kittila, Pinos Altos and Meadowbank Mines require the construction of significant new underground mining operations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits and engineering and mine design adjustments. Moreover, the construction activities at the LaRonde Mine extension are taking place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

8            AGNICO-EAGLE MINES LIMITED

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, autoclave, filter press or semi-autogenous grinding ("SAG") mill. In addition, production may be reduced if, during the course of mining or processing, unfavourable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. In six of the last eight years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to: a rock fall, production drilling challenges and lower than planned mill recoveries in 2003; higher than expected dilution in 2004; increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005; and delays in the commissioning of the Goldex production hoist and the Kittila autoclave in 2008. In 2009, gold production was 492,972 ounces, down from the Company's initial estimate of 590,000 ounces, primarily as a result of delays in the commencement of production at the Kittila Mine due to issues with the autoclave, at the Pinos Altos Mine resulting from problems in commissioning the dry tailings filter presses and at the Lapa Mine resulting from dilution issues. In 2010, gold production of 987,607 ounces was below the initial anticipated range of 1 million to 1.1 million ounces primarily as a result of lower throughput at the Meadowbank Mine mill due to a bottleneck in the crushing circuit and because there were autoclave issues at Kittila in the first half of the year. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

The Company's total cash costs per ounce of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable.

The Company's total cash costs per ounce of gold are dependent on a number of factors, including the exchange rate between the U.S. dollar and the Canadian dollar, Euro or Mexican peso, smelting and refining charges, production royalties, the price of gold and byproduct metals and the cost of inputs used in mining operations. At the LaRonde Mine, the Company's total cash costs per ounce of production are primarily affected by the prices and production levels of byproduct zinc, silver and copper, the revenue from which is offset against the cost of gold production. Total cash costs per ounce from the Company's operations at the Pinos Altos Mine are affected by the exchange rate between the U.S. dollar and the Mexican peso and the price and production level of byproduct silver, the revenue from which is offset against the cost of gold production. Total cash costs per ounce from the Company's operations at its mines in Canada and the Kittila Mine are affected by changes in the exchange rates between the U.S. dollar and the Canadian dollar and the Euro, respectively. Total cash costs per ounce at all of the Company's mines are also affected by the costs of inputs used in mining operations, including labour (including contractors), steel, chemical reagents and energy. All of these factors are beyond the Company's control. If the Company's total cash costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Total cash costs per ounce is not a recognized measure under US GAAP, and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indicator of such performance and useful in allowing year over year comparisons. The data also reflects the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. See "Item 5 Operating and Financial Review and Prospects – Results of Operations – Production Costs" for reconciliation of total cash costs per ounce and minesite costs per tonne to their closest US GAAP measure and "Note to Investors Concerning Certain Measures of Performance" for a discussion of these non-US GAAP measures.

The Company may experience operational difficulties at its mines in Finland and Mexico.

The Company's operations include a mine in Finland and a mine in northern Mexico. These operations are subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and

2010 ANNUAL REPORT            9

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

In addition, the Company has limited operating experience outside of Canada. Finland and Mexico have significantly different laws and regulations than Canada and there exist cultural and language differences between these countries and Canada. Also, the Company faces challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in several international locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of the Company's operations in Canada. There can be no assurance that difficulties associated with the Company's foreign operations can be successfully managed.

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves on all of its properties based on, among other things, a $1,024 per ounce gold price. Monthly average gold prices have been above $1,024 per ounce since October 2009; however, prior to that time, monthly average gold prices have been below $1,024 per ounce. Prolonged declines in the market price of gold (or applicable byproduct metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or applicable byproduct metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

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

The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In

10            AGNICO-EAGLE MINES LIMITED

addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facility and its $600 million of guaranteed senior unsecured notes referred to under the heading "Item 4 Information on the Company – History and Development of the Company" to incur additional unsecured indebtedness, provided that it maintains certain financial ratios and meets financial condition covenants and, in the case of the bank credit facility, that it complies with certain covenants, including that no default under the bank credit facility has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness, the terms of such indebtedness are no more onerous to the Company than those under the bank credit facility and such indebtedness does not require principal payments until at least 12 months following the then existing maturity date of the bank credit facility. There can be no assurance that the Company would be successful in overcoming these or any other problems encountered in connection with such acquisitions.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company's results of operations.

The Company's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company's revenues are earned in U.S. dollars but the majority of its operating costs at the LaRonde Mine, the Goldex Mine, the Lapa Mine and the Meadowbank Mine, as well as the Meliadine project, are incurred in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2006 to January 1, 2011, the Noon Buying Rate fluctuated from a high of C$1.3000 per $1.00 to a low of C$0.9170 per $1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2011 after-tax operating results, a 10% change in the U.S. dollar/Canadian dollar exchange rate from the 2010 market average exchange rate would affect net income by approximately $0.34 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars; however, there can be no assurance that these strategies will be effective. See "Item 5 Operating and Financial Review and Prospects – Outlook – Gold Production Growth" for a description of the assumptions underlying the sensitivity and the strategies used to mitigate the effects of risks. In addition, the majority of the Company's operating costs at the Kittila Mine are incurred in Euros and a portion of operating costs at the Pinos Altos Mine are incurred in Mexican pesos. Each of these currencies has fluctuated significantly against the U.S. dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

If the Company fails to comply with restrictive covenants in its debt instruments, the Company's ability to borrow under its unsecured revolving bank credit facility could be limited and the Company may then default under other debt agreements, which could harm the Company's business.

The Company's unsecured revolving $1.2 billion bank credit facility limits, among other things, the Company's ability to permit the creation of certain liens, make investments in a business or carry on business unrelated to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. In addition, the Company's $600 million guaranteed senior unsecured notes limit, among other things, the Company's ability to permit the creation of certain liens, carry on business unrelated to mining or dispose of the Company's material assets. The bank credit facility and the guaranteed senior unsecured notes also require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under one of the bank credit facility or the notes. At March 18, 2011 there was approximately $32 million drawn under the bank credit facility, all of which was issued as letters of credit, and the Company anticipates that it will continue to draw on the bank credit facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the bank credit facility or the notes occurs, the Company would be unable to draw down further on the bank credit facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and it could cause an event of default under the notes. An event of default under either of the bank credit facility or the notes may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

2010 ANNUAL REPORT            11

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

The success of the Company is dependent on good relations with its employees and on its ability to attract and retain employees and key personnel.

Production at the Company's mines and mine projects is dependent on the efforts of the Company's employees and contractors. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. Relationships between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company's business, results of operations and financial condition.

The Company is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.

The Company faces significant competition to attract and retain qualified personnel and there can be no assurance that the Company will be able to attract and retain such personnel.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations at the LaRonde Mine extension and the development of the Meliadine project, the expansion of capacity at the Kittila Mine and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, Nunavut, Finland, Mexico and Nevada, will require substantial capital expenditures. The Company estimates that capital expenditures will be approximately $313 million in 2011 and $175 million in 2012. As at March 18, 2011, the Company had approximately $1,168 million available to be borrowed under the bank credit facility. Based on current funding available to the Company and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all of its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, or if advances from the bank credit facility are unavailable, the Company may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and

12            AGNICO-EAGLE MINES LIMITED

exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

The continuing weakness in the global credit and capital markets could have a material adverse impact on the Company's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continues to show weakness and volatility. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Company's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may incur significant costs that could have a material adverse effect on its financial performance and results of operations.

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

The Company operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets and regulatory requirements in the United States. Canada is also considering new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec is a

2010 ANNUAL REPORT            13

member of the Western Climate Initiative and has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Company's operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases. The Meadowbank Mine produces 127,000 tonnes of carbon dioxide equivalent per year from its own production of electricity from diesel-power generation and it is expected that any mining operation at the Meliadine project would also produce some of its power from diesel-power generation. The Pinos Altos Mine purchases electricity that is largely fossil-fuel generated. As a result, it is the Company's second highest greenhouse gas producer (93,152 tonnes of carbon dioxide equivalent per year). None of the Company's other operations emit more than 30,000 tonnes of carbon dioxide equivalent per year. As a result, notwithstanding the ongoing uncertainty around the regulation of greenhouse gas emissions, new regulatory requirements in respect of greenhouse gasses and the additional costs required to comply are not expected to have a material effect on the Company's operations and financial condition.

Title to the Company's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, although the Company believes that it has sufficient surface rights for its operations, the Company may be unable to operate its properties as permitted or to enforce its rights in respect of its properties.

The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases.

While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of byproduct revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the byproduct metal derivatives positions qualified for hedge accounting treatment under US GAAP and therefore any year-end mark-to-market adjustments are recognized in the "Gain on derivative financial instruments" line item of the consolidated statements of income and comprehensive income. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk – Derivatives".

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

  •
  the operating and share price performance of other companies that investors may deem comparable; and

14            AGNICO-EAGLE MINES LIMITED

  •
  purchases or sales of large blocks of the Company's common shares or securities convertible into or exchangeable for the Company's common shares.

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

Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors' attestation as of December 31, 2010.

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

ITEM 4   INFORMATION ON THE COMPANY

History and Development of the Company

The Company is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation on June 1, 1972, the Company has produced almost 6.5 million ounces of gold. For definitions of certain technical terms used in the following discussion, see "– Property, Plant and Equipment – Glossary of Selected Mining Terms".

2010 ANNUAL REPORT            15

The Company's strategy is to focus on the continued exploration, development and expansion of its properties, all of which are located in politically stable jurisdictions. The Company has spent approximately $2.2 billion on the development of five new mines over the last four years. Through this development program, the Company transformed itself from a regionally focused, single mine producer to a multi-mine international gold producer with six operating, 100% owned mines.

Since 1988, the LaRonde Mine, in the Abitibi region of Quebec, has been the Company's flagship operation, producing approximately 4.2 million ounces of gold as well as valuable byproducts. The Goldex Mine is 60 kilometres east of the LaRonde Mine, and the Lapa Mine, the Company's highest grade metals mine, is 11 kilometres east of the LaRonde Mine. The synergies between these sites contribute to the Company's status as a low-cost producer. The Kittila Mine, in Finland, achieved commercial production in May 2009, has a long reserve life and has significant production expansion potential. The Pinos Altos Mine, in Mexico, achieved commercial production in November 2009 and also has significant production expansion potential. The Company's sixth mine, Meadowbank, in Nunavut, achieved commercial production in March 2010 and is expected to produce the most gold (361,600 ounces) in 2011. In addition, the Company plans to pursue opportunities for growth in gold production and gold reserves through the prudent acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

The Company believes that its total cash costs per ounce remain below the industry average. In 2010, the Company produced 987,609 ounces of gold at total cash costs per ounce of $451 net of revenues from byproduct metals. For 2011, the Company expects to produce between 1.13 million and 1.23 million ounces of gold at a total cash costs per ounce of gold produced between $420 and $470 net of byproduct revenue. These expected higher total cash costs compared to 2010 reflect the higher proportion of production coming from the Meadowbank Mine, which is expected to have higher total cash costs per ounce compared to the Company's average; higher costs associated with the transition to underground mining operations at the Pinos Altos Mine and the Kittila Mine; and increased production from the Company's mines and mine projects that do not contain byproduct metals, revenue from which reduces total cash costs per ounce. In addition, the higher total cash costs per ounce also reflect the Canadian dollar strengthening against the U.S. dollar and continued escalations in labour, shipping and transportation costs. See "Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-US GAAP measure total cash costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

The Company operates through four segments: Canada, Europe, Latin America and Exploration.

The Canadian Segment is comprised of the Quebec Region and the Nunavut Region. The Quebec Region includes the LaRonde Mine, the LaRonde Mine extension project, the Goldex Mine and the Lapa Mine, each of which is held directly by the Company. In 2010, the Quebec Region accounted for 47% of the Company's gold production, comprised of 16% from the LaRonde Mine, 19% from the Goldex Mine and 12% from the Lapa Mine. In 2011, the Company anticipates that the Quebec Region will account for 40% of the Company's gold production, of which 13%, 16% and 11% of the Company's gold production will come from the LaRonde Mine, the Goldex Mine and the Lapa Mine, respectively.

The Nunavut Region is comprised of the Meadowbank Mine and the Meliadine project, which are both held directly by the Company. In 2010, the Meadowbank Mine accounted for 27% of the Company's gold production (after achieving commercial production in March 2010) and the Company anticipates that it will account for approximately 31% of the Company's 2011 gold production.

The Company's operations in the European Segment are conducted through its indirect subsidiary, Agnico-Eagle Finland Oy, which indirectly owns the Kittila Mine in Finland. In 2010, the Kittila Mine accounted for 13% of the Company's gold production and the Company anticipates that in 2011 the Kittila Mine will account for 13% of the Company's gold production.

The Company's operations in the Latin American Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos Mine, including the Creston Mascota deposit. In 2010, the Pinos Altos Mine accounted for 13% of the Company's gold production and the Company anticipates that in 2011 the Pinos Altos Mine will account for 16% of the Company's gold production.

The Exploration Segment includes the Company's grassroots exploration operations in the United States, the European exploration office, the Canadian exploration offices, the Meliadine project and the Latin American exploration office. In addition, the Company has an international exploration office in Reno, Nevada.

16            AGNICO-EAGLE MINES LIMITED

Agnico-Eagle's expertise in acquiring and developing mines is shown through the successful launch of six operating mines. The following table sets out the date of acquisition, the date of commencement of construction and the date of achieving commercial production for the Company's mines and mine projects.

	Date of Acquisition		Date of Commencement of Construction		Date of achieving Commercial Production

LaRonde	1992	(1)	1985		1988

Goldex	December 1993	(1)	July 2005		August 2008

Kittila	November 2005		June 2006		May 2009

Lapa	June 2003	(1)	June 2006		May 2009

Pinos Altos	March 2006		August 2007		November 2009

Meadowbank	April 2007		Pre-April 2007		March 2010

Meliadine project	July 2010		2015	(2)	2015 (2)

Notes:

(1)
Date when 100% ownership was acquired.

(2)
Anticipated.

The Company's exploration program focuses primarily on the identification of new mineral reserves and resources and new development opportunities in proven gold producing regions. Current exploration activities are concentrated in Canada, Europe, Latin America and the United States. Several projects were evaluated during the year in other countries where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. The Company currently manages 78 properties in Canada, 11 properties in Nevada and Idaho in the United States, three groups of properties in Finland, three projects in Mexico and one project in Argentina. Exploration activities are managed from offices in Val d'Or, Quebec; Reno, Nevada; Chihuahua, Mexico; Kittila, Finland; and Vancouver, British Columbia.

In addition, the Company continuously evaluates opportunities to make strategic acquisitions. Four of the Company's new mines or projects came from relatively recent acquisitions.

In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan Resources AB ("Riddarhyttan"), a Swedish precious and base metals exploration and development company that was at the time listed on the Stockholm Stock Exchange. In November 2005, the Company completed a tender offer (the "Riddarhyttan Offer") for all of the issued and outstanding shares of Riddarhyttan that it did not own. The Company issued 10,023,882 of its common shares and paid and committed an aggregate of $5.1 million cash as consideration to Riddarhyttan shareholders in connection with the Riddarhyttan Offer. The Company, through wholly-owned subsidiaries, currently holds 100% of Riddarhyttan. The Kittila Mine, located approximately 900 kilometres north of Helsinki near the town of Kittila in Finnish Lapland, is currently 100% owned by Agnico-Eagle Finland Oy, which is owned by Riddarhyttan through its wholly-owned subsidiary, Agnico-Eagle AB.

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

In February 2007, the Company made an exchange offer for all of the outstanding shares of Cumberland Resources Ltd. ("Cumberland") not already owned by the Company. At the time, Cumberland was a pre-production development stage company listed on the Toronto Stock Exchange (the "TSX") and American Stock Exchange whose primary asset was the Meadowbank property. In May 2007, the Company acquired approximately 92% of the issued and outstanding shares of Cumberland that it did not previously own and, in July 2007, the Company completed the acquisition of all Cumberland shares by way of a compulsory acquisition. The Company issued 13,768,510 of its common shares and paid $9.6 million in cash as consideration to Cumberland shareholders in connection with its acquisition of Cumberland.

2010 ANNUAL REPORT            17

In April 2010, the Company entered into an agreement in principle with Comaplex Minerals Corp. ("Comaplex") whereby the Company would acquire all of the outstanding shares of Comaplex that it did not already own. At the time, Comaplex owned a 100% interest in the advanced stage Meliadine gold property, which is located approximately 300 kilometres southeast of the Company's Meadowbank Mine. In May 2010, the Company executed the definitive agreements with Comaplex and, in July 2010 by plan of arrangement, the Company acquired 100% of the Meliadine gold property through the acquisition of Comaplex, which was renamed Meliadine Holdings Inc. ("Meliadine"). Pursuant to the arrangement, Comaplex transferred to Geomark Exploration Ltd. all assets and related liabilities other than those relating to the Meliadine project. In connection with the arrangement, the Company issued 10,210,848 of its common shares as consideration to Comaplex shareholders. On January 1, 2011, the Company amalgamated with Meliadine.

In 2010, the Company's capital expenditures were $512 million. The 2010 capital expenditures included $97 million at the LaRonde Mine (which included approximately $62 million of expenditures relating to the LaRonde Mine extension), $24 million at the Goldex Mine, $72 million at the Kittila Mine, $33 million at the Lapa Mine, $104 million at the Pinos Altos Mine (which included approximately $43 million related to the Creston Mascota deposit), $174 million at the Meadowbank Mine and $8 million at the Meliadine project and other minor projects. In addition, the Company spent $50 million on mine-site exploration and $55 million on exploration activities at the Company's grassroots exploration properties, including corporate development expenses.

Budgeted 2011 capital expenditures of $313 million include $96 million at the LaRonde Mine (including $55 million on the LaRonde Mine extension), $26 million at the Goldex Mine, $14 million at the Lapa Mine, $31 million at the Pinos Altos Mine (including $5 million on the construction and development at the Creston Mascota deposit), $52 million at the Kittila Mine, $53 million at the Meadowbank Mine and $41 million in capitalized exploration expenditures. In addition, the Company plans exploration expenditures on grassroots exploration projects of approximately $105 million, including $65 million at the Meliadine project. Depending on the success of the exploration programs at these and other properties, the Company may be required to make additional capital expenditures for exploration, development and pre-production.

The financing for the expenditures set out above is expected to be from internally generated cash flow from operations, from the Company's existing cash balances and from drawdowns of the Company's bank credit facility. Please see "Item 10 Additional Information – Material Contracts – Credit Agreement". Based on current funding available to the Company and expected cash flows from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all its properties.

Capital expenditures by the Company in 2009 and 2008 were $657 million and $909 million, respectively. The 2009 capital expenditures included $76 million at the LaRonde Mine (which included approximately $39 million of expenditures relating to the LaRonde Mine extension), $22 million at the Goldex Mine, $90 million at the Kittila Mine (which included $36 million of expenditures on construction of the underground mine), $47 million at the Lapa Mine (which included $22 million on construction of the mine), $133 million at the Pinos Altos Mine and $288 million at the Meadowbank Mine. In addition, the Company spent $55 million on exploration activities at the Company's grassroots exploration properties. The 2008 capital expenditures included $75 million at the LaRonde Mine (which was comprised of $38 million of sustaining capital expenditures and $37 million comprised primarily of expenditures on the LaRonde Mine extension), $53 million at the Goldex Mine, $196 million at the Kittila Mine, $89 million at the Lapa Mine, $176 million at the Pinos Altos Mine and $314 million at the Meadowbank Mine. In addition, the Company spent $35 million on exploration activities at the Company's grassroots exploration properties.

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

18            AGNICO-EAGLE MINES LIMITED

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

On January 1, 2011, the Company and 1816276 Ontario Inc. (the successor corporation to Meliadine, which in turn was the successor corporation to Comaplex) amalgamated under the laws of the Province of Ontario and continued under the name of Agnico-Eagle Mines Limited.

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

Growth Profile.    The Company has a proven track record of increasing production capacity at existing operations through a combination of acquisitions, operational improvements, expansions and development. The Company anticipates increasing its production to between 1.13 million and 1.23 million ounces of gold in 2011 with continued growth to 2014. The Company's production growth in 2011 is expected to come principally from the Meadowbank Mine, as well as from the continued operational improvements at the Kittila, Lapa and Pinos Altos Mines. Over the last four years, the Company has spent over $2.6 billion on the development of five new mines, and its significant extension of the LaRonde Mine at depth. With the large majority of mine development projects complete and with six mines having achieved steady state operational status, capital expenditures are expected to decline materially from 2011 onward, significantly increasing free cash flow. Future capital expenditures are expected to be primarily for incremental expansion projects and exploration of the Meliadine project.

Operations in Politically Stable, Mining-Friendly Regions.    The Company and its predecessors have over three decades of continuous gold production experience and expertise in metals mining. The Company's operations and exploration and development projects are located in regions that the Company believes are supportive of the mining industry. Three of the Company's producing mines and one of its construction projects are located in northwestern Quebec, one of North America's principal gold-producing regions. The policy potential index measures the effects on exploration of a variety of government policies related to the mining industry. The Company's Kittila Mine in northern Finland, Pinos Altos Mine in northern Mexico and Meadowbank Mine in Nunavut are located in regions which the Company believes are also supportive of the mining industry.

Low-Cost, Efficient Operations.    The Company believes that its total cash costs per ounce place it below the industry average for producers in the gold mining industry, with total cash costs per ounce of gold produced at $451 for 2010, $346 for 2009 and $162 per ounce for 2008. These relatively low cash costs are attributable to the economies of scale afforded by the Company's mining operations, as well as byproduct metal revenues from the LaRonde and Pinos Altos Mines and sharing of resources among its three operating mines in northwestern Quebec. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low-cost producer status.

Strong Operating Base.    Through its acquisition, exploration and development program, the Company has been transformed from a regionally focused, single mine producer to a multi-mine international gold producer with six operating, 100% owned mines. The Company's existing operations at the LaRonde Mine provide a strong base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its mines and projects in Nunavut, Finland and Mexico. The experience gained through building and operating the LaRonde Mine has assisted with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine supports the nearby Goldex and Lapa Mines, and the construction of infrastructure to access the deposits at the LaRonde Mine extension.

2010 ANNUAL REPORT            19

Highly Experienced Management Team.    The members of the Company's senior management team have an average of over 23 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations.

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

Expand Gold Reserves.    The Company is conducting drilling programs at all of its properties with a goal of further increasing its gold reserves. In 2010, on a contained gold ounces basis, the Company increased its gold reserves to 21.3 million ounces (185.8 million tonnes grading 3.57 grams of gold per tonne), an increase of 16% over December 31, 2009 levels, including the replacement of 987,609 ounces of gold mined.

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

Quebec

In Quebec, mining rights are governed by the Mining Act (Quebec) and, subject to limited exceptions, are owned by the province. A mining claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. In order to retain title to mining claims, in addition to paying a small bi-annual rental fee currently ranging from C$26 to C$120 per claim depending on its location and area (as set by Quebec government regulations), exploration work (or an equivalent value cash payment) has to be completed in advance (either on the claim or on adjacent mining claims, concessions or leases) and filed with the Ministry of Natural Resources and Wildlife (Quebec) prior to the date of expiry of the claim. The amount of exploration work required bi-annually currently ranges from C$48 to C$3,600 per claim depending on its location, area and period of validity (as set by Quebec government regulations). In 1966, the mining concession system set out for lands containing mineralized zones in the Mining Act (Quebec) was replaced by a system of mining leases but the mining concessions sold prior to such replacement remain in force. A mining lease entitles its holder

20            AGNICO-EAGLE MINES LIMITED

to mine and remove valuable mineral substances from the subject land, provided it pays the annual rent set by Quebec government regulations, which currently ranges from C$21 per hectare (on privately held land) to C$43 per hectare (on land owned by the province). Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of ten years. After the third renewal, the Minister of Natural Resources and Wildlife (Quebec) may grant an extension thereof on the conditions, for the rental and for the term he or she determines.

Bill 79, An Act to amend the Mining Act, which was introduced in the Quebec National Assembly in December 2009, is still pending and, if adopted, will amend a number of rules relating to the mining regime in Quebec, mainly to stimulate mining exploration. However, it is too early to determine the final form that the amendments will take and what effect, if any, these amendments may have on the Company's operations.

In Quebec, the primary provincial regulatory authorities with jurisdiction over the Company's mining operations in respect of environmental matters are the Ministry of Sustainable Development, Environment and Parks (Quebec) and the Ministry of Natural Resources and Wildlife (Quebec).

Nunavut

As a result of the Nunavut Land Claims Agreement (the "Land Claims Agreement") of July 1993, ownership of large tracts of land was granted to the Inuit. These Inuit-owned lands include areas with high mineral potential. Further, as a result of other rights granted to the Inuit in the Land Claims Agreement, Inuit organizations play an important role in the management of natural resources and the environment in Nunavut. These duties are shared among the federal and territorial governments and Inuit organizations. Under the Land Claims Agreement, the Inuit own surface rights to certain lands representing approximately 16% of Nunavut. For a portion of the Inuit-owned lands representing approximately 2% of Nunavut, the Inuit own mineral (subsurface) rights in addition to the surface rights.

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

Future production from Nunavut Tunngavik-administered mineral claims is subject to production leases which include a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Territorial Mining Regulations. Before the operation of a major development project as defined in the Land Claims Agreement can begin, developers must also negotiate an impact benefits agreement with the regional Inuit Association.

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

Finland

Mining legislation in Finland consists of the Mining Act and the Mining Decree, which are currently being amended. The Council of State introduced the proposal for a revised Mining Act in the form of a government bill (the "Proposal") to the Finnish Parliament on December 22, 2009. The review of the Proposal by the Commerce Committee is ongoing and, according to information released by the committee on January 24, 2011, the review will continue into 2011 with no definitive timetable for the next step of the process. The review of the Proposal may not continue until after a new Parliament is elected in Finland on April 17, 2011. Unless otherwise stated, the summary set out below reflects the Mining Act as currently in force.

In Finland, any corporation having its principal place of business or central administration within the European Economic Area is entitled to the same rights to carry out prospecting, to stake a claim and to exploit a deposit, as any Finnish citizen or corporation.

2010 ANNUAL REPORT            21

In general, prospecting does not require any special licence from the authorities, except under certain circumstances as set out in the Mining Act. The Proposal does not include any fundamental changes in this respect. If there are no impediments to granting a claim, the Ministry of Employment and the Economy (the "MEE") is obliged to grant the applicant a prospecting licence, which is required if the prospector wishes to examine the area in order to determine the size and the scope of the deposit. A prospecting licence is in force for one to five years, depending on the scope of the search for mineable minerals, and the MEE has no power of discretion as to the material merits of the mining operation. Under the Proposal, a prospecting licence would be in force for a maximum period of four years and could be extended for three-year periods up to a maximum of 15 years. The Proposal would also change the licensing authority and the application procedure in order to permit more comprehensive hearings of the parties.

In order to obtain the rights to the mineable minerals located on a claim, the claimant must apply to the MEE for the appropriation of a mining patent. When the mining patent procedure has become final regarding all matters other than compensation, the MEE must issue the mining operator a mining certificate which gives the holder the right to fully exploit all mineable minerals found in the mining patent. Under the Proposal, a mining patent is to be replaced by a mining licence and, before the mining operator can start exploiting the land, a mining survey under the revised Mining Act by the surveying office would be required. Also, an expropriation licence relating to the mining area may be required if the mining operator and the owner of the land cannot come to a voluntary agreement on the use of the land in question for mining purposes. If in the public interest, the expropriation licence will be granted by the Council of State to the mining operator. When the mining survey has become final regarding all matters other than compensation and the surveying office's decision has become non-appealable, the mining operator can start exploiting the land.

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

The Act on Compensation for Environmental Damage includes provisions on the compensation for damage to a person or a property resulting from pollution of water, air, soil, noise, vibration, radiation, light, heat, smell or other similar nuisances, caused by an activity carried out at a fixed location. This act is based on the principle of strict liability.

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

22            AGNICO-EAGLE MINES LIMITED

Organizational Structure

The Company's significant subsidiaries (all of which are directly or indirectly wholly-owned by the Company, unless otherwise indicated) are Riddarhyttan, 1715495 Ontario Inc., Agnico-Eagle Mines Sweden Cooperatie U.A., which owns all of the shares of Agnico-Eagle Sweden AB, a Swedish company through which the Company holds its interest in Riddarhyttan, Oijarvi Resources Oy and Agnico-Eagle AB, a Swedish company through which Riddarhyttan holds its interest in Agnico-Eagle Finland Oy, a Finnish company through which the Kittila Mine is held. In addition, the Company's interest in the Pinos Altos Mine in northern Mexico is held through its indirect wholly-owned Mexican subsidiary, Agnico Eagle Mexico S.A. de C.V., which is owned, in part, by 1641315 Ontario Inc. and Tenedora Agnico Eagle Mexico S.A. de C.V., which is owned in part by Agnico-Eagle Mines Mexico Cooperatie U.A. The LaRonde Mine (including the LaRonde Mine extension), the Goldex Mine, the Lapa Mine, the Meadowbank Mine and the Meliadine project are owned directly by the Company.

The Company's wholly-owned subsidiaries, Servicios Agnico Eagle Mexico, S.A. de C.V., Servicios Pinos Altos, S.A. de C.V. and Minera Agave, S.A. de C.V. provide services in connection with the Company's operations in Mexico. The Company's operations in the United States are conducted through Agnico-Eagle (USA) Limited.

The following chart sets out the corporate structure of the Company, each of its significant subsidiaries and certain other subsidiaries, together with the jurisdiction of organization of the Company and each such subsidiary as at March 18, 2011:

Agnico-Eagle Organizational Chart

1
In January 2011, Agnico-Eagle Sweden AB, Agnico-Eagle AB and Riddarhyttan Resources AB began the process of merging with Agnico-Eagle Sweden AB as the continuing entity. The merger is expected to be effective on or about March 28, 2011.

2010 ANNUAL REPORT            23

Property, Plant and Equipment

Location Map of the Abitibi Region

LaRonde Mine

The LaRonde Mine is situated approximately halfway between the City of Rouyen-Noranda and the City of Val d'Or in northwestern Quebec (approximately 470 kilometres northwest of Montreal, Quebec) in the municipalities of Preissac and Cadillac. At December 31, 2010, the LaRonde Mine was estimated to contain proven and probable mineral reserves of approximately 4.8 million ounces of gold comprised of 34.7 million tonnes of ore grading 4.32 grams per tonne. The Company's LaRonde Mine consists of the LaRonde property and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine can be accessed either from Val d'Or in the east or from Rouyn-Noranda in the west, which are located approximately 60 kilometres from the LaRonde Mine via Quebec provincial highway No. 117. The LaRonde Mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde Mine.

The LaRonde Mine operates under mining leases obtained from the Ministry of Natural Resources and Wildlife (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and Parks (Quebec). The LaRonde property consists of 35 contiguous mining claims and one provincial mining lease and covers in total 1,044.9 hectares. The El Coco property consists of 22 contiguous mining claims and one provincial mining lease and covers in total 356.7 hectares. The Terrex property consists of 21 mining claims that cover in total 424.4 hectares. The mining leases on the LaRonde and El Coco properties expire in 2018 and 2021, respectively, and are automatically renewable for three further ten-year terms upon payment of a small fee. The Company also has three surface rights leases that cover in total approximately 250.5 hectares that relate to the water pipeline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

24            AGNICO-EAGLE MINES LIMITED

Location Map of the LaRonde Mine

The LaRonde Mine includes underground operations at the LaRonde and El Coco properties that can both be accessed from the Penna Shaft, a mill, a treatment plant, a secondary crusher building and related facilities. The El Coco property is subject to a 50% net profits interest in favour of Barrick Gold Corporation ("Barrick") on future production from approximately 500 metres east of the LaRonde property boundary. The remaining 1,500 metres is subject to a 4% net smelter return royalty. This area of the property is now substantially mined out and the Company has not paid royalties since 2004 and does not expect to pay royalties in 2011. In 2003, exploration work started to extend outside of the LaRonde property onto the Terrex property where a down-plunge extension of Zone 20 North was discovered. The Terrex property is subject to a 5% net profits royalty to Delfer Gold Mines Inc. and a 2% net smelter return royalty to Barrick. The Company does not expect to pay royalties on this part of the property in 2011. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property.

In 2011, payable gold production at the LaRonde Mine is expected to decline to approximately 157,000 ounces, and total cash costs per ounce are expected to be approximately $54.

The Abitibi region has a continental climate with average annual rainfall of 64 centimetres and average annual snowfall of 318 centimetres. The average monthly temperatures range from a minimum of -23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year-round without interruption due to weather conditions. The Company believes that the Abitibi region of northwestern Quebec has sufficient experienced mining personnel to staff its operations in the Abitibi region. The elevation is 337 metres above sea level. The LaRonde property is relatively flat with a maximum relief of approximately 40 metres. The topography gently slopes down from north to south and is characterized by boreal-type forest on LaRonde and the nearby properties. All of the LaRonde Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. Water used in the LaRonde Mine's operations is sourced from Lake Preissac and is transported approximately four kilometres to the minesite through a surface pipeline.

2010 ANNUAL REPORT            25

Mining and Milling Facilities

Surface Plan of the LaRonde Mine

Surface Rights
Lease 807400
LARONDE Mining Lease
BM-796
N
NorthEast Property
Polishing
pond #1
Polishing
pond #2
Tailing management facility
Surface Rights
Lease 816693
Waste dump
Polishing
pond 3B
Polishing
pond 3A
Waste dump
Penna Shaft
Mine offices
Open pit #1
Open pit #2
Shaft #2
Open pits
Ore stockpile
Shaft #1
LaRonde
processing plant
Lapa
processing plant
Bousquet
Property
Dormenan Creek
El Coco
Mining Lease
BM 854
El Coco
Property
Terrex
Property
395
0
1
kilometres

The LaRonde Mine was originally developed utilizing a 1,207-metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to Level 25 of Shaft #1 and continues down to Level 248 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 to a depth of 525 metres and was used to mine Zones 6 and 7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to Level 6 (approximately 280 metres). A third shaft (the Penna Shaft), located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 6 and 7. In 2009, as part of the LaRonde Mine extension, the Company completed construction of an 823-metre internal shaft from Level 206 to access the ore below Level 245, approximately 2,858 metres below surface.

Mining Methods

Four mining methods have historically been used at the LaRonde Mine: open pit for the three surface deposits; sublevel retreat; longitudinal retreat with cemented backfill; and transverse open stoping with both cemented and unconsolidated backfill. The primary source of ore at the LaRonde Mine continues to be from underground mining methods. During 2010, two mining methods were used: longitudinal retreat with cemented backfill (or pastefill) and transverse open stoping with both cemented (or pastefill) and unconsolidated backfill. In the underground mine, sublevels are driven at 30-metre and 40-metre vertical intervals, depending on the depth. Stopes are undercut in 15-metre panels. In the longitudinal method, panels are mined in 15-metre sections and backfilled with 100% cemented rock fill or paste fill from the paste backfill plant completed in 2000 and located on the surface at the processing facility. In the transverse open stoping method, 50%

26            AGNICO-EAGLE MINES LIMITED

of the ore is mined in the first pass and filled with cemented rock fill or paste fill. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock fill or cemented paste backfill.

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

The ore requires a series of grinding, copper/lead flotation and separation, zinc flotation and zinc tails precious metals leaching circuits, followed by a counter-current decantation circuit and Merrill Crowe precipitation. A paste backfill and cyanide destruction plant operate intermittently. The tailings area has a dedicated cyanide destruction and metals precipitation plant that water passes through prior to recirculating to the mill. A biological water treatment plant was commissioned in 2005 to address the build-up of thiocyanate in the tailings ponds at LaRonde. This was the result of the high sulphide content of the LaRonde ore and 90% recirculation of the process water. The plant uses bacteria to oxidize and destroy thiocyanate and removes phosphate from the water before it is released to the environment.

The Goldex concentrate circuit consists of pulp received from the Goldex mill via truck and subsequent leaching of the pulp with cyanide. The leached material is sent to the Lapa cyanide leach with carbon circuit ("CIL") for gold recovery with Lapa residual pulp.

The Lapa process consists of a two-stage grinding circuit to reduce the granularity of the ore. A gravity recovery circuit is incorporated into the grinding circuit that recovers up to 45% of the available gold, depending on feed grades. The residual pulp is leached in a conventional CIL circuit to dissolve the balance of the precious metal. The leached slurry from the Goldex concentrate circuit is mixed with the Lapa pulp for carbon contact. A carbon strip circuit recovers the gold from the carbon which is recycled to the leach circuit.

Annual production at the LaRonde mill consists of approximately 48,000 tonnes of copper concentrate, up to 7,800 tonnes of lead concentrate and 136,000 tonnes of zinc concentrate. Gold recovery at the LaRonde Mine is distributed approximately 63% in the copper concentrate, 7% in the lead concentrate, 4.25% in the zinc concentrate and 13% via leaching.

Mineral Recoveries

During 2010, gold and silver recovery averaged 90.0% and 88.2%, respectively. Zinc recovery averaged 88.6% with a concentrate quality of 54.8% zinc. Copper recovery averaged 81.1% with a concentrate quality of 8.96% copper. Approximately 2.59 million tonnes of ore were processed averaging 7,102 tonnes of ore per day at 94.1% of available time.

2010 ANNUAL REPORT            27

The following table sets out the metal recoveries, concentrate grades and contained metals for the 2.59 million tonnes of ore extracted by the Company at the LaRonde Mine in 2010.

		Copper Concentrate (63,353 tonnes produced)		Zinc Concentrate (121,160 tonnes produced)		Lead Concentrate (427 tonnes produced)

	Head Grades	Grade	Recovery	Grade	Recovery	Grade	Recovery	Dore Produced	Overall Metal Recoveries	Payable Production

Gold	2.17 g/t	61.2 g/t	57.91%	2.29 g/t	5.49%	97.4 g/t	6.3%	37,879 oz	90.04%	162,647 oz

Silver	57.04 g/t	1,472 g/t	52.9%	157 g/t	14.26%	2,859 g/t	7.03%	535,023 oz	88.20%	4,193,116 oz

Copper	0.23%	8.96%	81.1%	–	–	–	–	–	81.1%	4,223 t

Lead	0.37%	–	–	–	–	57.38%	21.8%	–	21.80%	1,954 t

Zinc	3.204%	–	–	54.8%	88.64%	–	–	–	88.64%	62,543 t

Environmental Matters

Currently, water is treated at various facilities at the LaRonde Mine operations. Water contained in the tailings to be used as underground backfill is treated to degrade cyanide using a sulphur dioxide and air process. The tailings entering the tailings pond are first decanted and the clear water subjected to natural cyanide degradation. This water is then transferred to sedimentation pond #1 to undergo a secondary treatment at a plant located between sedimentation ponds #1 and #2 that uses a peroxy-silica process to destroy cyanide, lime and coagulant to precipitate metals. The tailings pond occupies an area of about 175 hectares. Waste rock that is not used underground for backfill is brought up to the surface and stored in close proximity to the tailings pond to be used to build coffer dams inside the pond. A waste rock pile containing approximately one million tonnes of waste and occupying about nine hectares is located west of the mill.

Due to the high sulphur content of the LaRonde ore, the Company has had to address toxicity issues in the tailings ponds since the 1990s. Since introducing and optimizing a biological treatment plant in 2005, the treatment process is now stable and the effluent has remained non-toxic since 2006. In 2006, the Company commenced an ammonia stripping operation involving an effluent partially treated by the biological treatment plant which allowed an increase in treatment flow rate, while keeping the final effluent toxicity-free. In 2009, to further increase the treatment flow rate of the biological plant, the Company commenced construction of ammonia stripping towers, which became operational in June 2010. In addition, water from mine dewatering and drainage water are treated to remove metals prior to discharge at a lime treatment plant located at the LaRonde mill.

Capital Expenditures

In 2006, the Company initiated construction to extend the infrastructure at the LaRonde Mine to access the ore below Level 245, referred to as the LaRonde Mine extension. The LaRonde Mine extension is expected to begin contributing to production in the fourth quarter of 2011. The LaRonde Mine extension infrastructure includes a new 823-metre internal shaft (completed in November 2009) starting from Level 203, which provides a total depth of 2,858 metres. A ramp will be used to access the lower part of the orebody up to 3,110 metres in depth. The internal winze system will be used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below surface, where it will be transferred to the Penna Shaft hoist. Excavation of the underground mining facilities is in progress.

Capital expenditures at the LaRonde Mine during 2010 were approximately $97 million, which included $35 million on sustaining capital expenditures and $62 million comprised primarily of expenditures on the LaRonde Mine extension. Budgeted 2011 capital expenditures at the LaRonde Mine are $100 million, including $45 million on sustaining capital expenditures and capitalized exploration and $55 million on the LaRonde Mine extension. Another $16 million will be added to the carbon-in-pulp ("CIP") / high density sludge ("HDS") project. At the end of 2010, the capital cost of construction of the LaRonde Mine extension is estimated to be $246 million, of which the Company had incurred $186 million as of the end of 2010. Total capital expenditures for the LaRonde Mine and the LaRonde Mine extension are estimated at $292 million from 2011 to 2024 (including the CIP/HDS project).

28            AGNICO-EAGLE MINES LIMITED

Development

In 2010, a total of 14,855 metres of lateral development was completed. Development was focused on stope preparation of mining blocks for production in 2010 and 2011, especially the preparation of the lower mine production horizon. A total of 2,772 metres of development work was completed for the LaRonde Mine extension infrastructure and the ramp to access the LaRonde Mine extension.

A total of 15,440 metres of lateral development is planned for 2011. The main focus of development work continues to be stope preparation. The Company plans to develop and prepare the access to Zone 20 South down to Level 245. For the LaRonde Mine extension, a total of 6,020 metres of development is planned, mainly to develop the ramp access from the new shaft to the orebody, to complete infrastructure around the new shaft and for future ventilation infrastructure. At the same time, development work will continue to prepare for mining below Level 245.

Geology, Mineralization and Exploration

Geology

The LaRonde property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Geological Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake (CLL) fault zone marking the contact between the Abitibi and Pontiac Subprovinces, located approximately two kilometres to the south of the LaRonde property.

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

Zones of strong sericite and chlorite alteration that enclose massive to disseminated sulphide mineralization (including the ore that is mined for gold, silver, zinc, copper and lead at the LaRonde Mine) follow steeply dipping, east-west-trending, anastomosing shear zone structures within the Blake River Group volcanic units across the property. These shear zones are part of the larger Doyon-Dumagami Structural Zone that hosts several important gold occurrences (including the Doyon gold mine, the Westwood project and the former Bousquet mines) and has been traced for over ten kilometres within the Blake River Group, from the LaRonde Mine westward to the Mouska gold mine.

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

The Company believes that Zone 20 North is one of the largest gold-bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. Zone 20 North contains the majority of the mineral reserves and resources at the LaRonde Mine, including 32,931,912 tonnes of proven and probable mineral reserves grading 4.39 grams of gold per tonne, representing 95% of the total proven and probable mineral reserves at LaRonde, 5,296,186 tonnes of indicated mineral resources grading 1.70 grams of gold per tonne, representing 76% of the total measured and indicated mineral resources at LaRonde, and 9,470,764 tonnes of inferred mineral resources grading 4.04 grams of gold per tonne, representing 82% of the total inferred mineral resources at LaRonde.

The depth of Zone 20 North extends between 700 metres below surface and 3,500 metres below surface, and possibly lower. With increased access on the lower levels of the mine (i.e. from level 215 to level 255), the transformation from a "zinc/silver" orebody to a "gold/copper" deposit is expected to continue during 2011.

2010 ANNUAL REPORT            29

Zone 20 North can be divided into an upper zinc/silver-enriched zone and a lower gold/copper-enriched zone. The zinc zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 900 metres, with thicknesses varying from 3 to 40 metres. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. At depth, the massive sulphide lens becomes richer in gold and copper. During 2010, 2.3 million tonnes of ore grading 2.05 grams of gold per tonne, 60.0 grams of silver per tonne, 3.40% zinc, 0.22% copper and 0.39% lead were mined from Zone 20 North.

Exploration

The combined tonnage of proven and probable mineral reserves at the LaRonde Mine for year-end 2010 is 34.7 million tonnes which represents a 1% increase in the amount compared to year-end 2009 (34.4 million tonnes). This mineral reserve includes the replacement of 2.6 million tonnes of ore that were mined in 2010. The Company's ability to sustain its level of proven and probable mineral reserves was primarily due to continued successful exploration results at depth as well as the increase in the three-year average gold price used for the year-end 2010 estimates.

Diamond drilling is used for exploration on the LaRonde property. In 2010, a total of 212 holes were drilled on the LaRonde property for a total length of 19,188 metres, compared to 268 holes for a total length of 30,699 metres in 2009. Of the drilling in 2010, 187 holes (7,775 metres) were for production stope delineation, 21 holes (6,016 metres) were for definition drilling and 4 holes (5,397 metres) were for exploration. In 2009, 140 holes (8,272 metres) were for production stope delineation, 114 holes (17,024 metres) were for definition drilling and 14 holes (5,403 metres) were for exploration. Expenditures on diamond drilling at the LaRonde Mine during 2010 were approximately $2.4 million, including $1.1 million in definition and delineation drilling expenses charged to operating costs at the LaRonde Mine. Expenditures on exploration in 2010 were $1.3 million, and are expected to be $2.1 million in 2011.

The main focus of the 2010 exploration program was continuing the investigation of Zone 20 North at depth. This program was conducted from the Level 215 exploration drift, approximately 2,150 metres below the surface. The first hole of the program was completed at the end of 2009 to a final length of 1,852 metres. This hole intersected Zone 20 North at a depth of 3,520 metres below surface, which is approximately 410 metres below the current reserves envelope. The intersection returned 14.3 metres (true width) grading 3.03 grams of gold per tonne. In 2010, a second branch was drilled from this mother hole and returned 4.1 metres grading 1.77 grams of gold per tonne at a depth of 3,595 metres below surface. A second further hole was initiated in 2010 and drilling was still in progress at the end of the year. The drilling will continue in 2011.

In addition, definition and delineation drilling was undertaken mainly in Zone 20 North and Zone 20 South to assist in final mining stope design. Zone 20 North was the main focus of the definition drilling in 2010. Infill drilling in 2010 from Level 260 to Level 245 confirmed the previous Zone 20 North reserves with no significant gains or losses. The other focus of definition drilling in 2010 was Zone 20 South. The year-end 2009 estimates showed blocks of inferred resources in a parallel zone less than 15 metres north of Zone 20 South. As a result of 2010 drilling combined with higher gold prices, the two zones have been merged to form many mining blocks between Level 200 and Level 170. This represents a net gain of 29,200 ounces of gold (comprising 471,000 tonnes grading 1.93 grams of gold per tonne) in probable reserves in Zone 20 South.

Bousquet and Ellison Properties

The Bousquet property is located immediately west of the LaRonde Mine and consists of two mining leases covering 80.0 hectares and 31 claims covering 384.9 hectares. The property, along with various equipment and other mining properties, was acquired from Barrick in September 2003 for $3.9 million in cash, $1.5 million in common shares of the Company and the assumption of specific reclamation and other obligations related to the Bousquet property. The property is subject to a 2% net smelter return royalty interest in favour of Barrick.

From 2004 to 2007, the Company recovered 108,407 tonnes of ore grading 2.33 grams of gold per tonne from Zone 4 in a small open pit. In 2006 and 2007, the Company recovered 99,342 tonnes of ore grading 7.02 grams of gold per tonne from two small ore blocks underground at Bousquet. There has been no mining of this property since 2007.

In 2010, the Company completed the first stage of a diamond drilling program consisting primarily of twinning and resampling historic holes to evaluate the production potential of an open pit at Bousquet Zone 5. This work led to an initial

30            AGNICO-EAGLE MINES LIMITED

resource estimate for Zone 5. For the whole Bousquet property, including Zone 5, the December 31, 2010 indicated mineral resource is approximately 1.7 million tonnes grading 5.63 grams of gold per tonne. The inferred mineral resource is 20.5 million tonnes grading 2.32 grams of gold per tonne. Expenditures on exploration in 2010 were $0.2 million, which includes the cost of drilling 2,082 metres in seven holes. In 2011, the Company expects to spend $1.9 million on drilling 20,000 metres at Bousquet.

The Ellison property is located immediately west of the Bousquet property and consists of eight claims covering 101.1 hectares. The property was acquired in August 2002 for C$0.5 million in cash and a commitment to spend C$0.5 million in exploration over four years. The commitment was fulfilled in 2004 and the property is 100% owned by the Company. The property is subject to a net smelter return royalty interest in favour of Yorbeau Resources Inc. that varies between 1.5% and 2.5% depending on the price of gold. Should commercial production from the Ellison property commence, the Company will be required to pay Yorbeau Resources Inc. an additional C$0.5 million in cash.

The Company began a deep drilling program at Ellison in 2009 that continued throughout 2010. Late in 2010, a wedge from the original hole intercepted high grade gold mineralization approximately 2.6 kilometres below surface, interpreted to be in the Westwood horizon. This program is the first to identify the presence of significant gold mineralization in the down-dip extension of Westwood on the Ellison property. The potential exists for a large gold resource with similar geology to the LaRonde Extension.

The December 31, 2010 indicated mineral resource at Ellison is approximately 0.4 million tonnes grading 5.68 grams of gold per tonne, and the inferred resource is 0.8 million tonnes grading 5.81 grams of gold per tonne. A follow-up exploration program, designed to trace the Westwood zone to the east and possibly define a new gold resource, is planned for Ellison in 2011, including 9,500 metres of drilling at a budget of $4.8 million.

2010 ANNUAL REPORT            31

Goldex Mine

The Goldex Mine, which achieved commercial production in August 2008, is located in the City of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde Mine. At December 31, 2010 the Goldex Mine was estimated to have proven and probable mineral reserves of approximately 1.6 million ounces of gold comprised of 27.8 million tonnes of ore grading 1.75 grams per tonne.

Location Map of the Goldex Mine

GOLDEX
N
Lake de Montigny
Goldex Mining Lease
Probe Block
117
Shaft 1
Shaft 2
Tailing pipeline
To Manitou tailing management facility
Lake Lemoine
Tailing management facility
Rouyn
Val D'Or
Quebec
Montreal
Agnico-Eagle Properties
Lakes and Streams
Roads
0
1
kilometres
U.T.M-Nad83-Z17

The Goldex Mine is accessible by provincial highway. The elevation is approximately 302 metres above sea level. All of the Goldex Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. All of the water required at the Goldex Mine is sourced directly by aqueduct from the Thompson River immediately adjacent to the minesite or through recirculation of water from the surface pond and the auxiliary tailings pond. For additional information regarding the Abitibi region in which the Goldex Mine is located, including information with respect to climate, topography, vegetation and mining personnel, see "– Property, Plant and Equipment – LaRonde Mine".

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

The Goldex Mine includes underground operations that can be accessed from two shafts, a processing plant, an ore storage facility and other related facilities. The Goldex Extension Zone ("GEZ"), which is the gold deposit on which the Company is currently focusing its production efforts, was discovered in 1989 on the Goldex Extension block (although the Company believes a small portion of the GEZ occurs on the Dalton and Probe blocks). Probe Mines Ltd. holds a 5% net smelter return royalty interest on the Probe block. In 2010, exploration and development work continued on the zone located on the Probe block 150 metres above the western end of the GEZ (the "M-Zone").

32            AGNICO-EAGLE MINES LIMITED

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

Based on the results of a scoping study completed in July 2009, the Company determined to expand the mine and mill operations at the Goldex Mine to 8,000 tonnes per day. This project was completed in 2010. Capital costs in connection with the expansion total $10 million. The crusher for the expansion was commissioned at the end of the first quarter of 2010 at a rate of 7,811 tonnes per day. Milling performance for December 2010 was at 7,951 tonnes per day. Optimization of surface crusher liners in the first quarter of 2011 is expected to improve tonnage.

The Goldex Mine produced 184,386 ounces of gold in 2010 at total cash costs of $335 per ounce. It is anticipated that the Goldex Mine will produce approximately 183,538 ounces of gold in 2011 at estimated total cash costs per ounce of approximately $349.

Mining and Milling Facilities

Surface Plan of the Goldex Mine

2500E
5000E
N
Goldex
Mining Lease
117
Deep zone
GEZ zone
S zone
M zone
Service building
E zone
Shaft #1
Ore stockpile facility
Mine offices
Shaft #2
Waste stockpile
Lake Lemoine
2500N
2500N
Processing
plant
2500E
5000E
Pipeline to tailing
management facility
0
1
kilometres

At the time the Company commenced construction of the Goldex Mine, the surface facilities included a headframe, a hoistroom, a surface building containing a mechanical shop, a warehouse and an office. In addition, the Goldex property

2010 ANNUAL REPORT            33

had a 790-metre deep shaft (Shaft #1), which provided access to underground workings. Shaft #1 is predominantly used to hoist waste rock from development activities.

The sinking of a new production shaft was completed in 2007. The new shaft (Shaft #2) is a 5.5-metre diameter shaft with a 50-centimetre thick concrete lining and is used for ventilation as well as hoisting services. Shaft #2 is 865 metres deep and includes five stations. A refurbished friction hoist was installed for production and service duties, and an auxiliary hoist was installed for emergency and personnel service. The production hoist is equipped with one cage-skip. Each skip has a 21.5-tonne capacity and the shaft can hoist an average of 7,000 to 8,000 tonnes of ore per day.

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

Surface Facilities

Plant construction at the Goldex Mine commenced in the second quarter of 2006 and was completed in the first quarter of 2008. The plant reached design capacity in the second quarter of 2009. Grinding at the Goldex mill is done through a two-stage circuit comprised of a SAG mill and a ball mill. As part of the expansion project commenced in 2009, a surface crusher was added to reduce the size of ore transferred to the surface from 150 millimetres to 50 millimetres. A lamellar decanter was also added to recover small particles present in the water overflow of the concentrate thickener. The underflow pump of this thickener was upgraded following flotation circuit modification to increase the pull rate of the small particles. An increase in the capacity of the tailings pump is required. The project is ongoing and the Company expects that it will be finalized in March 2011. A lime silo will also be installed and commissioned in the second quarter of 2011. Approximately two-thirds of the gold is recovered through a gravity circuit, passed over shaking tables and smelted on site. The remainder of the gold and pyrite is recovered by a flotation process. The concentrate is then thickened and trucked to the mill at the LaRonde Mine where it is further treated by cyanidation. Gold recovered is consolidated with precious metals from the LaRonde and Lapa Mines. The Company is targeting an average gold recovery of 93.28% for 2011.

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

Mineral Recoveries

During 2010, the Goldex mill processed approximately 2.78 million tonnes of ore, averaging approximately 7,620 tonnes of ore treated per day and operating at approximately 95% of available time. The following table sets out the metal recoveries at the Goldex Mine in 2010.

	Head Grades	Gravity Recovery		Flotation-Cyanidation Recovery		Global Recovery		Payable Production

Gold	2.21 g/t	123,712 oz	63.24%	60,673 oz	29.98%	184,385 oz	93.22%	184,385 oz

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

In November 2006, the Company and the Quebec government signed an agreement permitting the Company to dispose of the Goldex tailings at the Manitou minesite, a tailings site formerly used by an unrelated third party and abandoned to the Quebec government. The Manitou tailings site has issues relating to acid drainage and the construction of tailings facilities by the Company and the deposit of tailings from the Goldex plant on the Manitou tailings site was accepted by the

34            AGNICO-EAGLE MINES LIMITED

Ministry of Sustainable Development, Environment and Parks (Quebec) as a valid rehabilitation plan to address the acid generation problem at Manitou. Under the agreement, the Company managed the construction and operation of the tailings facilities and the Quebec government paid all additional costs above the Company's budget for tailings facilities set out in the Goldex feasibility study. The Quebec government retains responsibility for all environmental contamination at the Manitou tailings site and for final closure of the facilities. In addition, the Company has built a separate tailings deposit area (auxiliary tailings pond) near the Goldex Mine. Environmental permits for the construction and operation of the auxiliary tailings pond at the Goldex Mine were received in March 2007. In 2010, 33,947 tonnes of Goldex tailings were discharged to the auxiliary pond for a total to date of 526,000 tonnes. At the Manitou site, 2.75 million tonnes of Goldex tailings were discharged for a total to date of 5.893 million tonnes.

Capital Expenditures

Capital expenditures at the Goldex Mine in 2010 were approximately $24.3 million, which included $3.2 million on sustaining capital expenditures, $3.4 million on the construction of facilities in the M-Zone and water management, $11.7 million in deferred development expenses and $2.9 million for other projects. Sustaining capital expenditures are expected to be approximately $9.9 million in 2011 and $16.4 million over the period from 2011 through 2015.

Development

During 2010, approximately 3,800 metres of lateral and vertical development were completed at a cost of $8.2 million. For 2011, 4,000 metres of development is planned with a budget of approximately $10.7 million (including $9.7 million for deferred development). In 2010, ramp access from Level 49 to Level 37 was completed.

Geology, Mineralization and Exploration

Geology

Geologically, the Goldex property is similar to the LaRonde property and is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince, a typical granite-greenstone terrane located within the Superior Province of the Canadian Shield. The southern contact of the Abitibi Subprovince with the Pontiac Subprovince is marked by the east-southeast trending CLL Fault Zone, the most important regional structural feature. The Goldex deposit is hosted within a quartz diorite sill, the "Goldex Granodiorite", located in a succession of mafic to ultramafic volcanic rocks that are all generally oriented west-northwest.

The GEZ, which hosts most of the current mineral reserves, extends from 500 to 800 metres below the surface and is entirely hosted by the Goldex Granodiorite. The limits of the zone are defined by the intensity of the quartz vein stockwork envelope and by gold assays. The zone is almost egg-shaped; it is over 300 metres tall by 450 metres long (in a west-northwest direction) and its thickness increases rapidly from 25 metres along the east-west edges to almost 150 metres in the centre.

Exploration efforts at Goldex were focused on satellite zones in 2010. Some of these satellite zones now contain reserves, including the M-Zone and the zone located at the south-eastern extension of the GEZ (the "E-Zone"). Both the M-Zone and the E-Zone are defined by quartz tourmaline veins and gold assays that are similar to the GEZ. The M-Zone has been defined on a length of 160 metres, a height of 120 metres and a thickness of 115 metres. The E-Zone has been defined on a length of 150 metres, a height of 110 metres and a thickness of 90 metres.

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

2010 ANNUAL REPORT            35

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

Exploration

In 2010, $3.9 million was spent on exploration at Goldex. A total of 122 holes were drilled using diamond drilling methods at the Goldex Mine for a total length of approximately 44 kilometres, compared to 52 holes for a total length of 8,917 metres in 2009. Initiated in 2009, the exploration drift on Level 84 was extended by 60 metres in 2010. Four different zones in the Goldex Granodiorite intrusive were drilled in 2010. The focus of the 11.7 kilometres of exploration drilling was the area above the M-Zone, with additional drilling on the eastern and western ends of the GEZ and above the E-Zone. In addition, approximately 11 kilometres of drilling was undertaken for resource-to-reserve conversion in the E-Zone and 21 kilometres to delineate a new inferred resource in the zone located inside the Goldex Granodiorite sill and extending approximately 325 metres high, 490 metres wide and 100 metres deep (the "D-Zone"). Like the GEZ, mineralization in the D-Zone is characterized by quartz tourmaline veins.

The 2011 exploration program is budgeted to include 58,200 metres of diamond drilling. The primary target is the D-Zone with 40,700 metres of diamond drilling. The remainder of drilling will explore the area above the M-Zone (9,000 metres) and the sector to the east of the GEZ above the E-Zone (8,500 metres).

Kittila Mine

The Kittila Mine, which commenced commercial production in May 2009, is located approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila in northern Finland. At December 31, 2010, the Kittila Mine was estimated to contain proven and probable mineral reserves of 9 million ounces of gold comprised of 32.7 million tonnes of ore grading 4.64 grams per tonne. The Kittila Mine is accessible by paved road from the village of Kiistala, which is located on the southern portion of the main claim block. The gold deposit is located near the small village of Rouravaara, approximately ten kilometres north of the village of Kiistala, accessible via a paved road. The property is close to infrastructure, including hydro power, an airport and the town of Kittila. The project also has access to a qualified labour force, including mining and construction contractors.

The total landholdings surrounding and including the Kittila Mine comprise one mining licence covering an area of approximately 847 hectares, 129 individual tenements (valid claims) covering approximately 11,507 hectares and 227 claim applications covering approximately 20,207 hectares. The mineral titles form a continuous block around the Kittila mining licence. The block has been divided into the Suurikuusikko area, the Suurikuusikko West area and the Kittila mining licence centred at 25.4110 degrees longitude east and 67.9683 degrees latitude north.

The boundary of the mining licence is determined by ground-surveyed points whereas the boundaries of the other tenements are not required to be surveyed. All of the tenements in the Kittila Mine are registered in the name of Agnico-Eagle Finland Oy, an indirect, wholly-owned subsidiary of the Company. According to the Finnish government's land tenure records, all tenements are in good standing. The expiry dates of the tenements vary from November 2011 up to June 2015. Tenements are valid between three and five years, provided a small annual fee is paid to maintain title, and extensions can be granted for three years or more. Agnico-Eagle Finland Oy also holds the mining licence in respect of the Kittila Mine. The mine is subject to a 2.0% net smelter return royalty payable to the Republic of Finland starting in 2011.

The Kittila Mine area is sparsely populated and is situated between 200 and 245 metres above sea level. The topography is characterized by low rolling forested hills separated by marshes, lakes and interconnected rivers. The gold deposit is situated on an area of land that has no special use at present and there is sufficient land available for tailings facilities. Water requirements for the Kittila Mine are sourced from the nearby Seurujoki River, recirculation of water from pit dewatering and tailings pond water. The Kittila region is located within the South-West Lapland zone of the northern boreal vegetation zone characterized by spruce forests, marshes and bogs.

36            AGNICO-EAGLE MINES LIMITED

The mine is located within the Arctic Circle but the climate is moderated by the Gulf Stream off the coast of Norway such that northern Finland's climate is comparable to that of eastern Canada. Winter temperatures range from -10 to -30 degrees Celsius, whereas summer temperatures range from 10 degrees Celsius to the mid-20s. Exploration and mining work can be carried out year-round. Because of its northern latitude, winter days are extremely short with a brief period of 24-hour darkness around the winter solstice. Conversely, summer days are very long with a brief period of 24-hour daylight in early summer around the summer solstice. Annual precipitation varies between five and 50 centimetres, one-third of which falls as snow. Snow accumulation usually begins in November and remains until March or April.

Location Map of the Kittila Mine

KITTILA
Finland
Kittila
Rovaniemi
Kittila Mining Lease
Lake Serkojärvi
Lake Porttipahdan tekojärvi
Riv. Kapsajoki
Lake Hanhimaa
Lake Munajärvi
Riv. Rourajoki
SIRKA (Levi)
Lake Rastijärvi
Lake Vesmajärvi
KITTILÄ
To Sodankylä
7580000 N
7560000 N
7540000 N
3420000 E
3440000 E
3460000 E
N
Agnico-Eagle Properties
Lakes and Streams
Road
0
20
kilometres
Finnish Coordinate System KKJ Zone3

The Company acquired its 100%, indirect interest in the Kittila Mine through the acquisition of Riddarhyttan completed in November 2005. See "– History and Development of the Company". In June 2006, on the basis of an independently reviewed feasibility study, the Company approved construction of the Kittila Mine. The Kittila Mine is currently an open pit mining operation with underground mining via ramp access expected to be gradually phased in over three years. The initial underground stope was mined in early 2010. Ore is processed in a 3,000-tonne per day surface processing plant that was commissioned in late 2008. Limited gold concentrate production started in September 2008 and gold dore bar production commenced in January 2009. During 2010 throughput at the Kittila Mine approached design levels and gold recoveries continuted to improve. The Kittila Mine is anticipated to produce approximately 149,000 ounces of gold in 2011 at estimated total cash costs per ounce of approximately $548. Over the period of 2011 to 2023, total average gold production of approximately 150,000 ounces annually is anticipated. A scoping study is underway to assess the feasibility of significantly increasing the annual gold production. This could involve sinking a new shaft and expanding the Kittila mill.

2010 ANNUAL REPORT            37

Mining and Milling Facilities

Surface Plan of the Kittila Mine

The orebodies at Kittila are being mined initially from two open pits, followed by underground operations to mine the deposits at depth. Additional, smaller open pits will be used to mine any remaining mineral reserves close to the surface in the future. Open pit mining started in May 2008 and the extracted ore was stockpiled. As of December 2010, a total of 1.8 million tonnes of ore have been processed, 0.4 million tonnes of ore have been stockpiled and 25.8 million tonnes of waste rock have been excavated. Work on the ramp to access the underground reserves continued throughout 2010 and total underground development to date is approximately 14,500 metres. Underground mining commenced in the fourth quarter of 2010 and, as of December 2010, a total of 100,559 tonnes of ore have been mined from the underground portions of the mine.

Mining Methods

The Kittila Mine currently mines the Suurikuusikko orebody with a 160-metre deep open pit. Ore is mined in 7.5-metre benches together with waste rock using buffer blasting techniques and is loaded selectively to minimize dilution and maximize ore recovery. Hydraulic excavators load ore into 100-tonne trucks that haul the ore to the crusher and the waste

38            AGNICO-EAGLE MINES LIMITED

rock to the waste disposal area. Approximately 3,000 tonnes of ore per day are fed to the concentrator. Surface mining is expected to continue through 2013, during which time the ramp access to the underground mine will continue to be developed. Underground development continued throughout the year and the first underground test stopes were mined in the first and second quarters of 2010.

The underground mining method is open stoping with delayed backfill. Stopes are between 25 and 40 metres high and yield approximately 10,000 tonnes of ore per stope. To ensure sufficient ore production is available to supply the mill, approximately 5,000 metres of tunnels will be developed each year. After extraction, stopes will be filled with cemented backfill or paste fill to enable the safe extraction of ore in adjacent stopes. Ore will be trucked to the surface crusher via the ramp access system.

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

The ore at Kittila is treated by grinding, flotation, pressure oxidation and carbon-in-leach circuits. Gold is recovered from the carbon in a Zadra elution circuit and is recovered from the solution using electrowinning and then poured into dore bars using an electric induction furnace.

Mineral Recoveries

In 2010, the Kittila mill processed 960,365 tonnes of ore with an availability of 82.5% for an average throughput of 3,189 tonnes per day. Low mill availability was caused by maintenance issues associated with the autoclave and scrubber, mainly related to leaking mechanical seals, brick lining failures in the autoclave and blocked pipelines on the scrubber.

The following table sets out the gold production at the Kittila Mine in 2010:

	Head Grade	Dore Produced	Overall Metal Recovery	Payable Production

Gold	5.41 g/t	126,028 oz	75.50%	126,205 oz

Flotation recoveries were stable during 2010 and flotation recovery averaged 91.87% during the year. Trials are still in progress with the aim to further increase the flotation recovery. An in-house metallurgical laboratory to be built in 2011 will allow further flotation test work to be undertaken to attempt to optimize flotation recoveries in 2011.

Ore processing at Kittila consists of two stages. In the first stage, ore is enriched by flotation and in the second stage the gold is extracted by pressure oxidation and cyanide-in-leach processes.

The first half of the year was a challenge for the second stage of the ore processing and the global recoveries (that is, the combination of recoveries from flotation and CIL) averaged 69.4%. The poor recovery rates were attributable to the formation of gold-chloride compound in the autoclave, which was successfully reduced in the last half of the year and, as a result, the global recovery increased to an average of 81.4%. Modifications inside the autoclave allowed for better oxygen distribution management, which resulted in better sludge flow and oxidation within the autoclave, leading to better recoveries. Also, further optimizing and improved control of the process enabled continuous improvement in recoveries.

A large amount of test work was done in 2010 and the testing and optimization of the process will continue in 2011. Large-scale test-work is ongoing to find optimized pressure oxidation and results are expected in 2011.

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

2010 ANNUAL REPORT            39

The construction of the first phase of the tailings dam and waterproof bottom layer was completed in the fall of 2008. This first phase is sufficient to hold tailings from three years of production. Work began on the second phase in 2009. Water from dewatering the mine and water used in the mine and mill is collected and treated by sedimentation. Emissions and environmental impact are monitored in accordance with the comprehensive monitoring program that has been approved by the Finnish environmental authorities. There are no material environmental liabilities related to the Kittila Mine. A permit to increase mine process water discharge limits was granted in 2010.

Capital Expenditures

Capital expenditures at the Kittila Mine during 2010 were approximately $72 million, which included mill modification costs, underground mine development costs, exploration and conversion drilling costs within the mining licence area and sustaining capital costs. The Company expects capital expenditures at the Kittila Mine in 2011 to be approximately $68 million, most of which will be used for mining equipment for underground mining, development and construction of underground mining infrastructure, construction of a paste backfill plant and exploration and conversion drilling.

Development

Mining at the Suurikuusikko and Roura open pits progressed throughout 2010 with a total of 1,113,000 tonnes of ore and nine million tonnes of waste mined from the open pit. The Company expects that 750,000 tonnes of ore and 4.7 million tonnes of waste will be mined from the Suurikuusikko and Roura pits during 2011. Total costs for open pit development in 2010 were $23.2 million.

In 2010, underground development progressed in both the Rouravaara and Suurikuusikko zones with 5,047 metres of ramp and sublevel access development completed during the year. The first test stope was mined near the end of 2009. A total of 39,176 tonnes of ore from development and 61,383 tonnes of stope ore were mined in 2010. The Company expects to complete 6,000 metres of lateral development and 680 metres of vertical development during 2011.

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

Mineralization

The Porkonen Formation hosts the Kittila gold deposit, which contains multiple mineralized zones stretching over a strike length of more than 25 kilometres. Most of the work has been focused on the 4.5-kilometre stretch that hosts the known gold reserves and resources. From north to south, the zones are Rimminvuoma ("Rimpi-S"), North Rouravaara ("Roura-N"), Central Rouravaara ("Roura-C"), depth extension of Rouravaara and Suurikuusikko ("Suuri/Roura Deep"), Suurikuusikko ("Suuri"), Etela and Ketola. The Suuri and Suuri/Roura Deep zones include several parallel sub-zones that have previously been referred to as Main East, Main Central and Main West. The Suuri zone hosts approximately 38% of the current probable gold reserve estimate on a contained-gold basis, while Suuri/Roura Deep has approximately 20%, Roura-C approximately 12%, Roura Deep approximately 20%, Roura-N approximately 3%, Rimpi-S approximately 4%, Ketola approximately 1% and Etela approximately 0.2%.

Gold mineralization in these zones is associated with intense hydrothermal alteration (carbonate-albite-sulphide), and is almost exclusively refractory, locked inside fine-grained sulphide minerals: arsenopyrite (approximately 73%) or pyrite (approximately 23%). The rest is "free gold", which is manifested as extremely small grains of gold in pyrite.

40            AGNICO-EAGLE MINES LIMITED

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

Diamond drilling is used for exploration on the Kittila property. Most of the work on the mining licence area has focused on the Suuri and Roura zones. Up to the end of December 2010, a total of 1,870 drill holes, totalling 557,397 metres, have been completed on the property. In 2010, between nine and 12 drill machines worked on the Kittila property: two to three drills on underground infill drilling; six to ten drills on mine exploration; and two to three drills on resource-to-reserve conversion drilling. A total of 501 holes were completed for a length of 134,596 metres. Of these drill holes, 329 drill holes (35,784 metres) were for definition drilling, 63 drill holes (34,413 metres) were for conversion drilling and 109 drill holes (61,399 metres) were related to mine exploration. Total expenditures for diamond drilling in 2010 were $27.7 million, including $5.2 million for definition and delineation drilling.

Exploration during 2010 increased proven and probable gold reserves to 4.9 million ounces (32.7 million tonnes of ore grading 4.64 grams per tonne). Most of the increase came from the Roura Deep zone (901,272 ounces) and the Suuri Deep zone (190,928 ounces). Indicated mineral resources decreased by 5.2 million tonnes to 15.3 million tonnes of ore grading 2.4 grams per tonne. Inferred mineral resources increased by 3.0 million tonnes to 8.3 million tonnes of ore grading 2.5 grams per tonne. The decrease of indicated mineral resources reflected the successful conversion of resources to reserves, especially in the Suuri Deep and Roura Deep zones.

The successful deep drilling program in 2010 at the Roura Deep zone, which is located immediately below the Roura zone and north of the Suuri Deep zone, has confirmed that most of the Roura ore lenses are present in the Roura Deep zone and most of the ore lenses in the Suuri Deep zone continue north to the Roura Deep zone. The gold mineralization is open at depth and to the north, and these areas will be further tested in 2012.

An extensive resource-to-reserve conversion drilling campaign was carried out at Suuri, Roura and Roura-N in 2010. As a result of this work, probable reserves increased by 106,343 ounces from Roura and Roura-N, but drilling at Suuri did not increase reserves significantly. Roura North and Rimpi-S will be the main targets for resource-to-reserve conversion drilling in 2011.

Outside of the Kittila mining licence area, systematic geochemical sampling and diamond drilling continued on targets along the Suurikuusikko Trend, and a number of new targets were tested by diamond drilling. Encouraging results were received from a new gold zone in the Kuotko area located approximately ten kilometres north of the mine construction site as well as from the Hako area located one kilometre north of the mining licence area. A total of 242 diamond drill holes totalling 54,033 metres have been drilled on exploration targets outside of the mining licence area from 2006 to 2010.

The 2011 exploration budget for the Kittila Mine is approximately $17.3 million ($11.0 million for minesite exploration, $3.2 million for resource-to-reserve conversion and $3.0 million for construction of an exploration ramp at the 600-metre mine level between 500 and 600 metres below the surface), and includes over 66,000 metres in diamond drilling (34,200 metres for minesite exploration and 22,000 metres for resource-to-reserve conversion), using up to seven drills throughout the year to help further identify the gold reserve and resource potential of the Kittila property. In addition, $1.2 million of exploration expenditures, including an estimated 10,000 metres of diamond drilling, is planned for exploration along the 25-kilometre Suurikuusikko Trend.

2010 ANNUAL REPORT            41

Lapa Mine

The Lapa Mine, which achieved commercial production in May 2009, is located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec. At December 31, 2010, the Lapa Mine was estimated to contain proven and probable mineral reserves of 0.7 million ounces of gold comprised of 2.8 million tonnes of ore grading 7.4 grams per tonne. The Lapa property is made up of the Tonawanda property, which consists of 43 contiguous mining claims and one provincial mining lease covering an aggregate of 702.4 hectares, and the Zulapa property, which consists of one mining concession of 93.5 hectares.

Location Map of the Lapa Mine

The Company's initial interest in the Lapa property was acquired in 2002 through an option agreement with Breakwater Resources Ltd. ("Breakwater"). The Company undertook an aggressive exploration program and discovered a new gold deposit almost 300 metres below the surface. In 2003, the Company purchased the Lapa property from Breakwater for a payment of $8.9 million, a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. In 2008, the Company purchased all royalties from Breakwater for C$6.35 million. In addition, both the Zulapa and Tonawanda properties are subject to a 5% net profit royalty payable to Alfer Inc. and René Amyot. In 2004, an additional claim of 9.4 hectares was added to the Company's holdings at the Lapa Mine. In January 2009, a mining lease covering 66.8 hectares was entered into with the Ministry of Natural Resources and Wildlife (Quebec).

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

For additional information regarding the Abitibi region in which the Lapa Mine is located, see "– Property, Plant and Equipment – LaRonde Mine".

Gold production during 2011 at the Lapa Mine is expected to be approximately 125,000 ounces at estimated total cash costs per ounce of approximately $518.

42            AGNICO-EAGLE MINES LIMITED

Mining and Milling Facilities

Surface Plan of the Lapa Mine

701250E
701500E
701750E
702000E
702250E
N
5345500N
5345500N
Sedimentation
basin
Waste dump
Fresh water
reserve
5345250N
5345250N
Shaft
Mine offices
Water
treatment
facility
Service building
Rouyan Noranda
117
Projection of ore zones
Level 71
5345000N
5345000N
Val d'Or
0
0.5
kilometres

The Lapa site hosts an underground mining operation and the ore is trucked to the processing facility at the LaRonde Mine, which has been modified to treat the ore, recover the gold and store the residues. Tailings from the Lapa Mine are deposited in the tailings pond at the LaRonde Mine.

In July 2004, the Company initiated the sinking of an 825-metre deep shaft at the Lapa property. In April 2006, 2,800 tonnes of ore development was extracted at Lapa and was estimated to contain on average 10.65 grams of gold per tonne. These results and results from other sampling methods were incorporated into a feasibility study and in June 2006, the Company accelerated construction of the Lapa Mine. This construction included extending the shaft to a depth of 1,369 metres, which was completed in October 2007. Significant additional construction was required in order for the Lapa Mine to achieve commercial production in May 2009, including the construction of the mill.

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

2010 ANNUAL REPORT            43

Ore at the Lapa Mine is processed through grinding, gravity and leaching circuits. Dedicated milling facilities have been integrated into the mill at the LaRonde Mine. Based on an average ore head grade of 8.30 grams per tonne, gold recovery averaged 79.94% in 2010. During the fourth quarter of 2010, recovery averaged 82.68% after modifications to the gravity circuit in 2010 and is expected to be at the target of 83.0% in 2011. In addition, the Company is attempting to reduce the mining dilution caused by weaker than expected rock conditions in the south wall, which is mainly composed of talc chlorite schist.

Mineral Recoveries

In 2010, the Lapa Mine produced 571,279 tonnes of ore grading 8.26 grams of gold per tonne and 19,540 tonnes of ore were added to the stockpile. The Lapa processing facility treated 551,739 tonnes of ore in 2010 (approximately 1,512 tonnes per day) and operated at about 96.5% of available time.

	Head Grades	Gold in Dore Produced	Overall Metal Recoveries	Payable Production

Gold	8.30 g/t	117,456 oz	79.94%	117,456 oz

Environmental Matters

Water used underground at the Lapa Mine was initially re-circulated from mine dewatering after settling in the sedimentation pond. The re-circulation led to ammonia content in the water, and the Company experienced occasional toxicity problems in the water pond in 2008 and 2009. To address the ammonia content in the water, the Company built a 3.5-kilometre pipeline to obtain fresh water from the Heva River. The pipeline was commissioned in November 2009. The Company also commissioned a water treatment plant on site in 2010, which was completed in the fourth quarter of 2010, to reduce the ammonia from mine dewatering. Output is currently within the target range at approximately ten parts per million of ammonia and average efficiency is at approximately 70%. Optimization of the plant is ongoing.

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

Capital Expenditures

The Company incurred approximately $33 million in capital expenditures at the Lapa Mine in 2010 and expects to incur approximately $18.2 million in 2011 of which $8.4 million relates to deferred development, $4.1 million to sustaining capital expenditures (including underground construction and mining equipment) and $5.7 million for exploration.

Development

In 2010, a total of 7,765 metres of lateral development was completed. Development focused on permanent drifts (ramps and haulage way) and stope preparation of mining blocks set for production in 2010 and 2011. Development work was done on three separate horizons: Level 77, Level 101 and Level 125.

Geology, Mineralization and Exploration

Geology

The Lapa property is geologically similar to the LaRonde property and is also located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Province of the

44            AGNICO-EAGLE MINES LIMITED

Canadian Shield. The most important regional structure is the CLL fault zone marking the contact between the Abitibi and Pontiac Subprovinces. The fault zone passes through the property from west to east, and is marked by schists and mafic to ultramafic volcanic flows that comprise the Piché group (up to approximately 300 metres thick in the mine area). On the Lapa property, the fault zone displays a "Z" shaped fold to which all of the lithologic groups in the region conform. Feldspathic dykes cut the Piché group, especially near the fold. North of the Piché group lies the Cadillac sedimentary group, which consists of 500 metres or more of well-banded wacke, conglomerate and siltstone with intercalations of iron formation. The Pontiac group sedimentary rocks (up to approximately 300 metres thick) that occur to the south of the Piché group are similar to the Cadillac group but do not contain conglomerate nor iron formation.

Mineralization

All of the known gold mineralization along the CLL fault zone is epigenetic (late) vein type, controlled by the structure. The mineralization is associated with the fault zone and occurs within or immediately adjacent to the Piché group rocks.

The Lapa deposit is comprised of the Contact zone and five satellite zones. The Contact zone accounts for approximately 85% of the mineral reserves.

The ore zones are made up of multiple quartz veins and veinlets, often smoky and anastomosing, within a sheared and altered envelope containing minor sulphides and visible gold. The Contact zone is generally located at the contact between the Piché group and the Cadillac group. The satellite zones are located within the Piché group at a distance varying from ten to 50 metres from the contact with the Cadillac group, except for the Contact North zone, which is located approximately ten metres north of the Contact zone within the Cadillac group. The sheared envelope consists of millimetre-thick foliation bands of biotite or sericite with silica and, in places, cuts across rock units. Quartz veins and millimetre-sized veinlets parallel to the foliation account for 5% to 25% of the mineralization. Visible gold is common in the veins and veinlets but can also be found in the altered host rock. Sulphides account for 1% to 3% of the mineralization; the most common sulphides, in order of decreasing importance, are arsenopyrite, pyrite, pyrrhotite and stibnite. Graphite is also rarely observed as inclusions in smoky quartz veins.

The Contact and satellite zones are tabular mineralized envelopes oriented east-west and dipping very steeply to the north, turning south at depth. The economic portion of the zone has been traced from depths of approximately 450 metres to more than 1,300 metres below surface. The Contact zone has an average strike length of 300 metres, varies in thickness from 2.8 to 5.0 metres and is open at depth. Locally some thicker intervals have been intersected but their continuity has not been demonstrated. The satellite zones have thicknesses similar to the Contact zone.

Exploration

Diamond drilling in 2010 concentrated on confirming and expanding the known orebodies (Contact zone and the other satellite zones) in the immediate vicinity of the ore zones. The exploration program at the Lapa Mine in 2010 primarily tested the eastern area of the Contact zone reserve at roughly 1,000 metres depth below the surface and 300 metres east of the Contact zone reserve limit. Good results, including visible gold, were returned and additional resources were identified. The 2011 program will focus on expanding mineral resources in this area. Overall, there was a reduction of approximately 167,000 ounces of gold in reserves at Lapa from 2009 to 2010 after mining 150,000 ounces of gold. The net reduction of 17,000 ounces in reserves was a result of a lower-than-expected grade from 2010 delineation diamond drilling in the lower portion of the mine. Mineral resources at the Lapa Mine remained mostly unchanged. These results are incorporated in the December 31, 2010 mineral reserve and resource estimates.

In 2010, a total of 264 holes were drilled on the Lapa property for a total length of 25,660 metres, compared to 353 holes for a total length of 24,945 metres in 2009. Of the drilling in 2010, 207 holes (13,263 metres) were for production stope delineation, 8 holes (1,477 metres) were for definition drilling and 49 holes (10,920 metres) were for exploration. In 2009, 322 holes (19,248 metres) were for production stope delineation, 7 holes (1,451 metres) were for definition drilling and 24 holes (4,247 metres) were for deep exploration. Expenditure on diamond drilling at the Lapa Mine during 2010 was approximately $2.0 million including $1.27 million in definition and delineation drilling expenses charged to operating costs.

In 2011, the Company expects to spend $5.7 million on exploration, including $3.6 million on the excavation of a track drift toward the east. In 2011, 34% of the exploration drilling budget will be used for exploration in close vicinity of the mine infrastructure and 66% will be used for drilling from the exploration drift.

2010 ANNUAL REPORT            45

Pinos Altos Mine

The Pinos Altos Mine commenced commercial production in November 2009. It is located on an 11,000-hectare property in the Sierra Madre gold belt, 285 kilometres west of the City of Chihuahua in the State of Chihuahua in northern Mexico. At December 31, 2010, the Pinos Altos Mine was estimated to contain proven and probable mineral reserves of 3.3 million ounces of gold and 92 million ounces of silver comprised of 44.2 million tonnes of ore grading 2.30 grams of gold per tonne and 64.78 grams of silver per tonne. The Pinos Altos property is made up of three blocks: the Parrena Concessions (19 concessions, 6,041.1 hectares), the Madrono Concessions (17 concessions, 873.3 hectares) and the Pinos Altos Concession (one concession, 4,192.2 hectares).

Location Map of the Pinos Altos Mine

The Madrono Concessions (which cover approximately 74% of the current mineral resources) are subject to a net smelter royalty of 3.5% payable to Minerales El Madrono S.A. de C.V. ("Madrono"). The Pinos Altos Concession (which covers approximately 26% of the current mineral resources) is subject to a 2.5% net smelter return royalty payable to the Consejo de Recursos Minerales, a Mexican Federal Government agency. After 2029, this portion of the property will also be subject to a 3.5% net smelter return royalty payable to Madrono. The assets at Pinos Altos acquired by the Company in 2006 included an assignment of rights under contracts to explore and exploit the Madrono Concessions and the Pinos Altos Concession, the right to use up to 400 hectares of land owned by Madrono for mining installations for a period of 20 years after formal mining operations have been initiated and sole ownership of the Parrena Concessions. During 2008, the Company and Madrono entered an agreement under which the Company acquired further surface rights for open pit mining operations and additional facilities. Infrastructure payments, surface rights payments and advance royalty payments totalling $35.5 million were made to Madrono in 2009 in respect of this agreement.

In 2006, the Company concluded negotiations with communal land owners (ejidos) and others for the purchase of 5,745 hectares of land contained within the Parrena and Pinos Altos Concessions. In addition, a temporary occupation agreement with a 30-year term expiring in 2036 was negotiated with ejido Jesus del Monte for 1,470 hectares of land covered by these same concession blocks. The acquisition of these surface rights for the geologically prospective lands within the district surrounding Pinos Altos will facilitate future exploration and mining development in these areas.

The Pinos Altos Mine is directly accessible by a paved interstate highway that links the cities of Chihuahua and Hermosillo and is within ten kilometres of an extension of the state power grid. Existing and planned underground mine workings will intercept water resources sufficient to sustain the requirements for future operation. The land position is sufficient for

46            AGNICO-EAGLE MINES LIMITED

construction of all planned surface, infrastructure and mining facilities at the Pinos Altos Mine, including its tailings impoundment area. The Company further believes that a sufficient local and trained workforce is available in northern Mexico to support the operation of the mine.

The Pinos Altos property is characterized by moderate to rough terrain with mixed forest (pine and oak) and altitudes that vary from 1,770 metres to 2,490 metres above sea level. The climate is sub-humid, with about one metre of annual precipitation. The average annual temperature is 18.3 degrees Celsius. Exploration and mining work can be carried out year-round.

In August 2007, on the basis of an independently reviewed feasibility study, the Company approved construction of a mine at Pinos Altos. The mine achieved commercial production in November 2009.

The Pinos Altos Mine produced 131,097 ounces of gold and 1,186,452 ounces of silver in 2010 at total cash costs per ounce of gold of $425. In 2011, gold production is expected to be approximately 199,000 ounces and silver production is expected to be approximately 2.1 million ounces from Pinos Altos, including operations at Creston Mascota. Total cash costs per ounce of gold are forecast at approximately $406. Over the period of 2011 to 2026, combined gold production from Pinos Altos, including Creston Mascota, is expected to average approximately 170,000 ounces of gold per year.

Based on a feasibility study prepared in 2009, the Company determined to build a stand-alone heap leach operation at the satellite Creston Mascota open pit deposit. Creston Mascota is expected to produce approximately 50,000 ounces of gold per year during its five-year mine life. Capital costs in connection with the project are expected to total $62 million, of which approximately $7 million will be incurred in 2011. The first gold pour from Creston Mascota occurred on December 28, 2010 and payable gold production in 2010 was 665.6 ounces. Commercial production from Creston Mascota is expected to be achieved in the second quarter of 2011.

The Company has engaged the local communities in the project area with hiring, education support and medical support programs to ensure that the project provides long-term benefits to the residents living and working in the region. The Company received formal recognition from the Governor of Chihuahua State in April 2008 for distinction as a socially responsible company. In 2010, for the third consecutive year, the Company was designated a socially responsible company by the Mexian Centre for Philanthropy and the Alliance for Social Responsibility of Enterprises. Approximately two-thirds of the operating workforce at Pinos Altos are locally hired and more than 99% of the permanent workforce are Mexican nationals.

2010 ANNUAL REPORT            47

Mining and Milling Facilities

Surface Plan of the Pinos Altos Mine

In 2010, the first full year of operations at Pinos Altos, most of the ore supplied to the mill was from open pit operations. The first stopes from the underground operation were mined in the second quarter of the year. Two additional tailings filters were installed at the Pinos Altos mill to alleviate below expected levels of throughput, and during the fourth quarter of 2010, the Pinos Altos mill processed, on average, 4,501 tonnes of ore per day or approximately 112.5% of the original design capacity of 4,000 tonnes per day. In addition, an underground paste backfill plant was installed and commissioned in 2010. Construction of the heap leach operation at Creston Mascota was more than 90% complete at the end of 2010 and pre-production mining and processing had commenced by year-end.

Mining Methods

The surface operations at the Pinos Altos Mine use traditional open pit mining techniques with bench heights of seven metres with double benches on the footwall and single benching on the hanging wall. Mining is accomplished with front end loaders, trucks, track drills and various support equipment. Based upon geotechnical evaluations, the final pit slopes will vary between 45 degrees and 50 degrees. Performance at the open pit mining operation at Pinos Altos during 2010 continues to indicate that the equipment, mining methods and personnel selected for the project are satisfactory for future production phases. Approximately 29 million tonnes of ore, overburden and waste were mined during 2010, which exceeded the planned design capacity of 25 million tonnes per year. During the first ten years of the project's life, it is expected that approximately half of the ore volume processed will be derived from open pit operations, principally at Santo Niño, Oberon de Weber and Creston Mascota. Underground mine production will produce the balance of the ore for the processing plant.

The underground mine, which commenced operations in the second quarter of 2010, uses the long hole sublevel stoping method to extract the ore. The Company has considerable expertise with this mining method, having used the same method at the LaRonde Mine in Quebec. This method has also been used at various other Mexican mining operations. The stope height is planned at 30 metres and the stope width at 15 metres. Ore is hauled to the surface utilizing underground trucks via a ramp system. The paste backfill system and ventilation system were commissioned in the fourth quarter of 2010 and are now fully operational. During 2010, approximately 331,000 tonnes of ore were mined from the underground portion of the mine. At full capacity, the underground mine is expected to produce a maximum of 4,000 tonnes of ore per day. Performance of the underground mine continues to indicate that the equipment, mining methods, ground control and personnel selected are satisfactory for future production phases. A scoping study is expected to be completed in the

48            AGNICO-EAGLE MINES LIMITED

fourth quarter of 2011 to evaluate the potential benefit of building a shaft installation to improve the efficiency of the underground mine. Total lateral development completed as of December 31, 2010 was approximately 17 kilometres.

Surface Facilities

The principal mineral processing facilities at the Pinos Altos Mine are designed to process 4,000 tonnes of ore per day in a conventional process plant circuit which includes single-stage crushing, grinding in a SAG and ball mill in closed loop, gravity separation followed by agitated leaching, counter-current decantation and metals recovery in the Merrill-Crowe process. Tailings are detoxified and filtered and then used for paste backfill in the underground mine or deposited as dry tailings in an engineered tailings impoundment area. During the initial operation of the mill in the fourth quarter of 2009 and the first two quarters of 2010, the tailings filtration capacity was insufficient to allow processing of the original design capacity of 4,000 tonnes per day due to the presence of more alteration and clay in the near-surface mineralization than had been previously expected. This capacity limitation was resolved by the installation of two additional tailings filters and, by the fourth quarter of 2010, the tailings filtration capacity was in excess of 4,000 tonnes per day. Low grade ore at Pinos Altos is processed in a heap leach system designed to accommodate approximately five million tonnes of mineralized material over the life of the project, the production from heap leach operations is expected to be relatively minor, contributing about 5% of total metal production planned for the life of the mine.

A separate heap leach operation and ancillary support facilities were built at the Creston Mascota deposit, which is designed to process approximately 4,000 tonnes of ore per day in a three stage crushing, agglomeration and heap leach circuit with carbon adsorption. This project began commissioning in the latter part of 2010, with commercial production expected in the second quarter of 2011. Based on early performance of the mine and process facilities at Creston Mascota, the equipment, mining methods and personnel are satisfactory for completion of the planned production phases. Creston Mascota is expected to produce approximately 50,000 ounces of gold per year during a five-year mine life.

Surface facilities at the Pinos Altos Mine include a heap leach pad, pond, liner and pumping system; administrative support offices and change room facilities; camp facilities; a laboratory; a process plant shop; a maintenance shop; a generated power station; surface power transmission lines and substations; the engineered tailings management system; and a warehouse.

Over the life of the mine, recoveries of gold and silver in the milling circuit at Pinos Altos (other than from the Creston Mascota operation) are expected to average approximately 94% and 50%, respectively. Precious metals recovery from low grade ore processed in the Pinos Altos heap leach facility will average about 68% for gold and 12% for silver. Heap leach recoveries for Creston Mascota ore are expected to average 71% for gold and 16% for silver.

Mineral Recoveries

During 2010, the Pinos Altos mill processed 1.3 million tonnes of ore, averaging approximately 3,637 tonnes of ore treated per day and operating at approximately 95.9% of available time. The following table sets out the metal recoveries at the Pinos Altos mill in 2010.

	Head Grade	Dore Produced	Overall Metal Recovery	Payable Production

Gold	2.90 g/t	115,907 oz	93.54%	115,666 oz

Silver	64.99 g/t	1,119,627 oz	40.2%	1,104,820 oz

An additional 990,781 tonnes of ore were processed and placed on the heap leach pad with an average grade of 0.71 grams of gold per tonne and 21.15 grams of silver per tonne. Cumulative metals recovery on the heap leach pad are 52.5% gold and 9.9% silver. Heap leach recovery is following the expected cumulative recovery curve and it is expected that the ultimate recovery of 68% for gold and 12% for silver will be achieved when leaching is completed.

Total metal production (from mill and heap leach) at Pinos Altos, including Creston Mascota, during 2010 was 131,097 ounces of gold and 1,186,352 ounces of silver.

2010 ANNUAL REPORT            49

Environmental Matters

The Pinos Altos Mine has received the necessary permit authorizations for construction and operation of a mine, including a Change of Land Use permit and an Environmental Impact Study approval from the Mexican environmental agency ("SEMARNAT"). As of December 31, 2010, all permits necessary for the operation of the Pinos Altos Mine, including the operations at the Creston Mascota deposit, had been received and requests for modifications to allow for future expansion of facilities, including at the Creston Mascota deposit, had been approved or were under review by SEMARNAT. Pinos Altos uses the dry stack tailings technology to minimize the geotechnical and environmental risk that can be associated with the rainfall intensities and topographic relief in the Sierra Madre region of Mexico. All of the Mexican environmental regulatory requirements are expected to be met or exceeded by the Pinos Altos Mine (including operations at the Creston Mascota deposit).

Capital Expenditures

Capital expenditures at the Pinos Altos Mine during 2010 were approximately $61.0 million. Capital expenditures relating to operations at the Creston Mascota deposit during 2010 were approximately $43.4 million.

The Company expects sustaining capital expenditures at Pinos Altos to be approximately $4.8 million in 2011 with average sustaining capital of approximately $3.7 million per year for a projected mine life of approximately 15 years. Approximately $0.5 million in development capital is forecast at Creston Mascota in 2011 with sustaining capital of $0.9 million during its anticipated five year mine life.

Development

At December 31, 2010 more than 77.7 million tonnes of overburden had been removed from the open pit mine at Pinos Altos and more than 16.9 kilometres of lateral development had been completed in the underground mine. At Creston Mascota, approximately 3.8 million tonnes of ore and overburden had been removed from the open pit mine as of December 31, 2010.

Geology, Mineralization and Exploration

Geology

The Pinos Altos Mine is in the northern part of the Sierra Madre geologic province, on the northeast margin of the Ocampo Caldera, which hosts many epithermal gold and silver occurrences including the nearby Ocampo mining operation and Moris mine.

The property is underlain by Tertiary-age (less than 45 million years old) volcanic and intrusive rocks that have been disturbed by faulting. The volcanic rocks belong to the lower volcanic complex and the discordantly-overlying upper volcanic supergroup. The lower volcanic complex is represented on the property by the Navosaigame conglomerates (including thinly-bedded sandstone and siltstone) and the El Madrono volcanics (felsic tuffs and lavas intercalated with rhyolitic tuffs, sandy volcanoclastics and sediments). The upper volcanic group is made up of the Victoria ignimbrites (explosive felsic volcanics), the Frijolar andesites (massive to flow-banded, porphyritic flows) and the Buenavista ignimbrites (dacitic to rhyolitic pyroclastics).

Intermediate and felsic dykes as well as rhyolitic domes intrude all of these units. The Santo Niño andesite is a dyke that intrudes along the Santo Niño fault zone.

Structure on the property is dominated by a 10-kilometre by 3-kilometre horst, a fault-uplifted block structure oriented west-northwest, that is bounded on the south by the south-dipping Santo Niño fault and on the north by the north-dipping Reyna de Plata fault. Quartz-gold vein deposits are emplaced along these faults and along transfer faults that splay from the Santo Niño fault.

Mineralization

Gold and silver mineralization at the Pinos Altos Mine consists of low sulphidation epithermal type hydrothermal veins and breccias. The Santo Niño structure outcrops over a distance of roughly six kilometres. It strikes at 060 degrees azimuth on its eastern portion and turns to strike roughly 090 degrees azimuth on its western fringe. The structure dips at 70 degrees towards the south. The four mineralized sectors hosted by the Santo Niño structure consist of discontinuous quartz rich lenses named from east to west: El Apache, Oberon de Weber, Santo Niño and Cerro Colorado.

50            AGNICO-EAGLE MINES LIMITED

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

The Santo Niño lens is the most vertically extensive of these lenses. It has been traced to a depth of approximately 750 metres below surface. The vein is followed on surface over a distance of 550 metres and discontinuously up to 650 metres. Beyond its western and eastern extents, the Santo Niño andesite is massive and only weakly altered. Gold grades found are systematically associated with green quartz brecciated andesite.

The Cerro Colorado lens is structurally more complex than the three described above. Near the surface, it is marked by a complex superposition of brittle faults with mineralized zones which are difficult to correlate from hole to hole. Its relation to the Santo Niño fault zone is not clearly defined. Two deeper holes drilled by the Company during this campaign suggest better grade continuity at depth.

The San Eligio zone is located approximately 250 metres north of Santo Niño. The host rock is brecciated Victoria Ignimbrite with, rarely, stockworks. There is no andesite in this sector. Unlike the other lenses, the San Eligio lens dips towards the north. The lateral extent seems to be continuous for 950 metres. Its average width is five metres and never exceeds 15 metres. Surface mapping and prospecting has suggested good potential for additional mineralization on strike and at depths below 150 metres. Visible gold has been seen in the drill core.

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

Several other promising zones are associated with the horst feature in the northwest part of the property. The Creston Mascota deposit is 7 kilometres northwest of the Santo Niño deposit, and is similar but dips shallowly to the west. Creston Mascota is about 1,000 metres long and 4 to 40 metres wide, and extends from surface to more than 200 metres depth. The deposit will be exploited by open pit and heap leach starting in 2011. Ore production began in July 2010, with the first gold poured in December 2010.

Exploration

In 2010, minesite exploration activities were primarily focused on definition and delineation of the resources at Santo Niño, Oberon de Weber, San Eligio and Creston Mascota. A total of 14.9 kilometres of minesite exploration drilling, 5.7 kilometres of definition drilling and 10.6 kilometres of delineation drilling were completed during the year. Regional exploration in 2010 focused on the El Cubiro, Sinter and Reyna de Plata prospects. Diamond drilling consisted of 36.5 kilometres in 107 drill holes. Detailed geological and structural mapping and sampling was done in the El Cubiro, Mascota and Cerro la Plata areas. More than 14,000 core samples and 1,777 rock samples were sent to a certified laboratory and assayed mainly for gold and silver.

The recently discovered Cubiro mineralization is two kilometres west of Creston Mascota. Cubiro is a surface deposit that strikes northwest, has a steep dip and has been followed along strike for approximately 850 metres. Drilling has intersected significant gold and silver mineralization up to 30 metres wide. The Cubiro deposit is split by a fault that caused 200 metres of displacement to the west, which has been traced by drilling. The zone is still open to the west and possibly at depth and to the east.

The Sinter zone is 1,500 metres north northeast of the Santo Niño zone and is part of the Reyna de Plata gold structure. The steeply dipping mineralization is four to 35 metres wide and almost 900 metres long, with over 350 metres of vertical depth. Sinter is being evaluated for its open pit mining and heap leach potential.

2010 ANNUAL REPORT            51

Meadowbank Mine

The Meadowbank Mine, which achieved commercial production in March 2010, is located in the Third Portage Lake area in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. At December 31, 2010, the Meadowbank Mine was estimated to contain proven and probable mineral reserves of 3.49 million ounces of gold comprised of 34.10 million tonnes of ore grading 3.18 grams of gold per tonne. The Company acquired its 100% interest in the Meadowbank Mine in 2007 as the result of the acquisition of Cumberland (see "– History and Development of the Company").

The fresh water required for domestic camp use, mining and milling is obtained from the intake barge at Third Portage Lake. Power is supplied by a 29-megawatt diesel electric power generation plant with heat recovery.

Location Map of the Meadowbank Mine

N
340000 mE
350000 mE
360000 mE
370000 mE
380000 mE
7230000 Mn
7220000 Mn
7210000 Mn
Vault
Portage
Goose Island
Canada
Nunavut
Road
Lakes and Streams
Agnico-Eagle Properties
Planned Open Pits
MEADOWBANK
0
10
kilometres
U.T.M-Nad83-Z15

The Meadowbank Mine is held under ten Crown mining leases, three exploration concessions and 57 Crown mineral claims. The Crown mining leases, which cover the Portage, Goose Island and Goose South deposits, are administered under federal legislation. The mining leases, which have renewable ten-year terms, have no annual work commitments but are subject to annual rent fees that vary according to their renewal date. The mining leases cover approximately 7,400 hectares and expire in either 2016 or 2019. Annual rent currently totals C$18,273. The production lease with the KIA is a surface lease covering 1,354 hectares and requires payment of C$124,530 annually. Production from subsurface lease areas is subject to a royalty of up to 14% of the adjusted net profits, as defined in the Territorial Mining Regulations. In order to conduct exploration on the Inuit-owned lands at Meadowbank, the Company must receive approval for an annual work proposal from the KIA, the body that holds the surface rights in the Kivalliq District and administers land use in the region through various boards. The Nunavut Water Board, one such board, provided the recommendation to the Ministry of Indian Affairs and Northern Development (Canada) to grant the Meadowbank Mine's construction and operating licences in July 2008. The Company has obtained all of the approvals and licences required to build and operate the Meadowbank Mine.

52            AGNICO-EAGLE MINES LIMITED

The three Meadowbank exploration concessions comprise approximately 23,100 hectares and are granted by Nunavut Tunngavik, the corporation responsible for administering subsurface mineral rights on Inuit-owned lands in Nunavut. Exploration concessions cover the Vault deposit at Meadowbank and in 2011 will require annual rental fees of approximately C$92,504 and exploration expenses of approximately C$693,780. During the exploration phase, the concessions can be held for up to 20 years and the concessions can be converted into production leases with annual fees of C$1 per hectare, but no annual work commitments. Production from the concessions is subject to a 12% net profits interest royalty from which annual deductions are limited to 85% of the gross revenue.

The 57 Crown mineral claims cover approximately 54,131 hectares at Meadowbank and are subject to land fees and work commitments. Land fees are payable only when work is filed. The most recent filing was in 2009, when approximately C$5,911 in land fees were paid and approximately C$292,410 in assessment work was submitted.

The Kivalliq region in which the Meadowbank Mine is located has an arid arctic climate. The Meadowbank property is situated in an area characterized by low, rolling hills that are covered predominantly in heath tundra with numerous lakes and ponds. Elevation ranges from approximately 130 metres at lakeshores up to 200 metres on ridge crests. Operations at the Meadowbank Mine are expected to be year-round with only minor weather-related interruptions to mining operations; however, these interruptions are not expected to affect ore availability for milling operations or other operating activities.

The Meadowbank Mine is accessible from Baker Lake, located 70 kilometres to the south, over a 110-kilometre all-weather road completed in March 2008. Baker Lake provides 2.5 months of summer shipping access via Hudson Bay and year-round airport facilities. The Meadowbank Mine also has a 1,100-metre long gravel airstrip, permitting access by air. The Company will use ocean transportation for fuel, equipment, bulk materials and supplies from Montreal, Quebec, (or Hudson Bay port facilities) via barges and ships into Baker Lake during the summer port access period that starts at the end of July in each year. Fuel and supplies are transported year-round to the site from Baker Lake by conventional tractor trailer units using an all-weather private access road. Transportation for personnel and air cargo are provided on scheduled or chartered flights. The permanent bases for employees from which to service the Meadowbank Mine are Val D'Or and Montreal in Quebec and the Kivalliq communities. Since February 2009, all chartered flights have landed directly at Meadowbank.

The Meadowbank Mine achieved commercial production in March 2010 and produced 265,659 ounces of gold in 2010 at total cash costs per ounce of $693 and the Company expects that the Meadowbank Mine will produce an average of 399,000 ounces of gold per year from 2012 to 2015 with total cash costs per ounce expected to average $511 over these years. In 2011, total cash costs at Meadowbank are expected to be approximately $597 per ounce. In 2012, the total cash costs per ounce are forecast to rise to approximately $655. Both of these levels are considerably higher than the life of mine average due to relatively high stripping ratios in those years.

In 2011, payable gold production at Meadowbank is expected to be approximately 362,000 ounces, reflecting a slower than expected ramp-up to design rates as a result of crushing issues.

A feasibility study is currently underway for the potential construction of an underground exploration ramp at the southern end of the deposit in order to allow exploration below the 500-metre level and south of the Goose pit. Drilling done in 2009 and 2010 on the underground resource increased continuity over a 700-metre strike length and up to 500 metres at depth. Results of the feasibility study are expected in the second quarter of 2011.

2010 ANNUAL REPORT            53

Mining and Milling Facilities

Surface Plan of the Meadowbank Mine

Meadowbank has three major deposits that have sufficient drilling definition to sustain reserves: Portage, Goose and Vault. By the end of 2009, all of the camp infrastructure (dormitories and kitchen), a mill, a service building shop and generator buildings were built. All required aggregates used in the mining process are produced from waste material taken from the north end of the Portage pit. In 2008, a dyke was constructed to fully access the north half of the Portage pit in preparation for pit development in 2009 in order to have it ready for production in 2010. Construction of a second major dyke (the Bay-Goose dyke) to access the southern portion of Portage and the Goose Island pits commenced in the summer of 2009 and is expected to be completed in April 2011. Three dykes (Saddle Dam 1 and 2 and Stormwater Dykes) were also built for the impoundment of tailings in 2009 and 2010. In 2011, the Company will construct an eight-kilometre access road to service the Vault pit and will build the first phase of an additional major dyke (Central Dyke), which is required for the impoundment of the tailings for the life of the mine. Also, the Company is currently planning, subject to receipt of the required permits, to extend the airstrip to accommodate the landing of a Boeing 737.

Mining Methods

Mining at the Meadowbank Mine is done by open pit with trucks and excavators. Ore is extracted conventionally using drilling and blasting with truck haulage to a primary gyratory crusher located adjacent to the mill. The marginal-grade material (that is, material grading under the cut-off grade at a gold price of $1,000 per ounce but which has the potential of increasing reserves at the end of the mine life if metal prices justify the processing of such material) is separated and

54            AGNICO-EAGLE MINES LIMITED

stockpiled for future processing. Also, a sub-grade material stockpile (that is, material for which extraction and stockpile has already been paid and currently grades too low to be processed) will be created for potential processing at the end of the mine life. Waste rock is hauled to one of two waste storage areas on the property used for dyke construction or fill material or dumped into selective areas of the open pits that have previously been mined out. Mining will initially be concentrated in the Portage pit area. Waste material from the pre-stripping will be used as bulk construction materials for dykes, as well as for construction fill material around the site.

During pre-production, ore grade material was stockpiled close to the primary crusher. From 2009 through 2013, all of the ore is scheduled to be sourced from the Portage pit. Waste material will be used to complete the construction of the Bay-Goose, Central, Stormwater and 7 Saddle Dam dykes, with the remaining waste hauled to a primary dump north of Second Portage Lake.

With the completion of the Bay-Goose dyke, the Goose Island pit will be brought into production in 2013. The Company anticipates that these two pits will operate concurrently for a period of two years, from 2013 through 2014. Waste stripping is scheduled to commence in the Vault pit in 2014, with the start of ore mining anticipated in 2014 as the Goose Island pit becomes depleted. During the last four years of the current mine life, estimated to begin in 2015, mining will be exclusively from the Vault pit.

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

Plant site facilities include a mill building, a maintenance mechanical shop building, a generator building, an assay lab and a heavy vehicle maintenance shop. A structure comprised of two separate crushers will flank the main process complex. Power is supplied by an 29-megawatt diesel electric power generation plant with heat recovery and an onsite fuel storage (five million litres) and distribution system. The mill-service-power complex is connected to the accommodations complex by enclosed corridors. In addition, the Company will build peripheral infrastructure including tailings and waste impoundment areas.

Facilities constructed at Baker Lake include a barge landing site located three kilometres east of the community and a storage compound. A fuel storage and distribution complex with a 40-million litre capacity has been built next to the barge landing facility.

The process design is based on a conventional gold plant flowsheet consisting of two-stage crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIP circuit. The mill is designed for year-round operations with a design capacity of 8,500 tonnes per day. The overall gold recovery is projected to be approximately 93.4%, based on projections from metallurgical test work, with approximately 40% typically recovered in the gravity circuit.

The run-of-mine ore is transported to the crusher using an off-road truck. The ore is dumped into the gyratory crusher or into designated ore-type stockpiles. The product from the primary crusher is conveyed to the cone crusher in closed circuit with a vibrating screen. The crushed ore is delivered to the coarse ore stockpile and ore from the stockpile is conveyed to the mill. The grinding circuit is comprised of a primary SAG mill operated in open circuit and a secondary ball mill operated in closed circuit with cyclones. A portion of the cyclone underflow stream is sent to the concentrator, which separates the heavy minerals from the ore. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate is leached in an intensive cyanide leach-direct electrowinning recovery process.

The cyclone overflow is sent to the grinding thickener. The clarified overflow is recycled to the grinding circuit and thickened underflow is pumped to a pre-aeration and leach circuit. The cyanide circuit consists of seven tanks providing approximately 42 hours retention time. The leached slurry flows to a train of six CIP tanks. Gold in the solution flowing from the leaching circuit is adsorbed into the activated carbon. Gold is recovered from the carbon in a Zadra elution circuit and is recovered from the solution using an electrowinning recovery process. The gold sludge is then poured into dore bars using an electric induction furnace.

The CIP tailings are treated for the destruction of cyanide using the standard sulphur-dioxide-air process. The detoxified tailings are then pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize the water requirements.

2010 ANNUAL REPORT            55

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

During 2010, gold recovery averaged 93.95%. Approximately two million tonnes of ore were processed, averaging 6,422 tonnes of ore per day with the mill operating 84% of available time. The following table sets out the metal recoveries contained for the 2.04 million tonnes of ore extracted at the Meadowbank Mine in 2010.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	4.33 g/t	93.9%	265,659 oz

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

The Company currently holds a renewable exploration lease from the KIA that expires December 31, 2015. In July 2008, the Company signed a production lease for the construction and the operation of the mine, the mill and all related activities. In April 2008, the Company and KIA signed a water compensation agreement for the Meadowbank Mine addressing Inuit rights under the Land Claims Agreement respecting compensation for water use and water impacts associated with the project.

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

Tailings are stored in the Second Portage arm. Initially the tailings will be deposited in a subaqueous environment, but the majority of tailings will be deposited on tailings beaches. A reclamation pond will be operated within the tailings storage facility. The control strategy to minimize water infiltration into the tailings storage facility and the migration of constituents out of the facility includes freeze control of the tailings through permafrost encapsulation. A four-metre-thick dry cover of acid neutralizing ultramafic rockfill will be placed over the tailings as an insulating convective layer to confine the permafrost active layer within relatively inert materials.

The water management objective for the project is to minimize the potential impact on the quality of surface water and groundwater resources at the site. Diversion ditches will be constructed to avoid the contact of clean runoff water with areas affected by the mine or mining activities. Contact water originating from affected areas will be intercepted, collected,

56            AGNICO-EAGLE MINES LIMITED

conveyed to the tailings storage facility for re-use in process or decanted to treatment (if needed) prior to release to receiving lakes.

Capital Expenditures/Development

A total of $54 million has been budgeted to be spent at the Meadowbank Mine (excluding exploration) in 2011, including $15 million on dyke construction, $26 million on sustaining capital and equipment and $13 million on the construction of a new secondary crushing plant.

The Meadowbank Mine started production in 2010. Total capital costs of construction incurred since the date of acquisition by the Company amounted to $721 million. The mine life is expected to be ten years.

Geology, Mineralization and Exploration

Geology

The Meadowbank Mine comprises a number of Archean-age gold deposits hosted within polydeformed volcanic and sedimentary rocks of the Woodburn Lake Group, part of the Western Churchill supergroup in northern Canada.

Three minable gold deposits – Goose, Portage and Vault – have been discovered along the 25-kilometre long Meadowbank gold trend, and the PDF deposit (a fourth deposit) has been outlined on the northeast gold trend. These known gold resources are within 225 metres of the surface, making the project amenable to open pit mining.

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

The Goose Island deposit is located just south of the Portage deposit and is also associated with iron formation but exhibits different geometry, with a north-south trend and a steep westerly dip. Mineralized zones typically occur as a single unit near surface, splaying into several limbs at depth. The deposit is currently defined over a 750-metre strike length and down to 500 metres at depth (mainly in the southern end), with true thicknesses of three to 12 metres (reaching up to 20 metres locally). The Goose underground resource (100 to 500 metres at depth) extends 700 metres to the south of the Goose pit. The ore zones show the same characteristics as the Goose pit which is two to five main zones sub-parallel and undulating. The average thickness rarely exceeds three to five metres.

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

2010 ANNUAL REPORT            57

Exploration

Grass roots exploration in the project area began as early as 1980. As some interesting targets arose, several companies conducted various types of work between 1980 and 2007. Throughout these years, six deposits were the main focus of exploration: Portage, Cannu, Bay Zone, Goose, Vault and PDF. Over time, the Cannu, Bay Zone and Portage deposits were combined into one mineable deposit referred to as Portage. Exploration has extended the Goose Island deposit southward, adding the Goose South and Gosling zones.

In 2009, the mine exploration group took over the pit and adjacent areas. Three goals were targeted: exploration drilling, resource conversion and waste pad condemnation.

Diamond drilling is used for exploration at Meadowbank. In 2010, the focus of mine exploration was on testing the underground potential at the Goose deposit, resource conversions at the Vault deposit and on the south continuity at the Portage and Goose deposits. On the Goose underground deposit, a total of 32 holes for 17,570 metres were drilled from 200 to 750 metres in depth. These holes greatly increased the continuity and understanding of the mineralization distribution. On the Vault deposit, a total of 39 holes for 5,943 metres were drilled from 25 to 200 metres in depth. These holes were aimed at converting resources close to the pit shell and also to extending resources to the south-west continuity towards the Turn Lake porphyry. On the southern portion of the Portage deposit, a total of 18 holes for 7,408 metres were drilled from 50 to 250 metres in depth with the aim of converting resources directly south of Portage pit and other inferred occurrences within a close proximity to the pit. On the Goose south trend, a total of 13 holes for 7,320 metres were drilled from 150 to 250 metres in depth. These holes were aimed at following the south trend of the Portage-Goose iron formation.

In 2010, 113 holes totalling 29,822 metres were drilled at Meadowbank. The drilling was predominantly to expand the Goose deposit at depth and towards the south, as well as to conduct infill drilling in areas where large gaps occurred between auriferous intersections. The program was successful in expanding the Goose deposit at depth and towards the south.

For 2011, the mine exploration program has four main goals: exploring the southern trend of the Goose deposit at depth; exploring the Goose underground deposit towards the south to extend resources; following-up on the regional results of testing on the far west iron formation and the geophysics of the Turn Lake porphyry completed in 2010; and continuing resource conversion work initiated on the Vault deposit in 2010. The program will be completed in phases and conducted between January and June 2011.

Drilling carried out in 2009 and 2010 returned significant results on the Goose underground and Vault deposits. At the Goose underground deposit, the increase in indicated mineral resources comes from a confirmation of continuity towards the south and at depth. At the Vault deposit, the increase in mineral reserves is the result of converting resources to reserves along the east pit wall. Positive drill results show continuity of mineralization toward the southwest, indicating that the pit can be expanded in that direction.

Meliadine Project

The Meliadine project is an advanced exploration property located near the western shore of Hudson Bay in the Kivalliq region of Nunavut, about 25 kilometres north of the hamlet of Rankin Inlet and 290 kilometres southeast of the Meadowbank Mine. The closest major city is Winnipeg, Manitoba, about 1,500 kilometres to the south.

Agnico-Eagle acquired its 100% interest in the Meliadine project through its acquisition of Comaplex in July 2010 (see "– History and Development of the Company").

The mineral reserves and resources of the Meliadine project are estimated at December 31, 2010, to contain probable mineral reserves of 2.6 million ounces of gold comprised of 9.47 million tonnes of ore grading 8.54 grams per tonne. In addition, the project has 8.8 million tonnes of indicated mineral resources grading 5.21 grams of gold per tonne, and 11.8 million tonnes of inferred mineral resources grading 6.94 grams of gold per tonne.

The Meliadine property is a large, almost entirely contiguous land package that is nearly 80 kilometres long. It consists of 52,173 hectares of mineral rights, of which 51,285 hectares are held under the Canada Mining Regulations and administered by the Department of Indian Affairs and Northern Development and referred to as Crown Land. The Crown Land is made up of mining claims covering 887 hectares and mineral leases covering 51,285 hectares. There are also 3,719 hectares of subsurface Nunavut Tunngavik Inc. concessions administered by a division of the Nunavut Territorial government.

The Kivalliq region has an arid arctic climate. The Meliadine property is mainly covered by glacial overburden with the presence of deep-seated permafrost. The property is about 60 metres above sea level in low-lying topography with numerous lakes. Surface waters are usually frozen by early October and remain frozen until early June. Surface geological

58            AGNICO-EAGLE MINES LIMITED

work can be carried out from mid-May to mid-October, while exploration drilling can take place throughout the year, though is reduced in January and February due to cold and darkness.

Equipment, fuel and dry goods are transported on the annual warm-weather sealift by barge to Rankin Inlet via Hudson Bay. Ocean-going barges from Churchill, Manitoba or eastern Canadian ports can access the community from late June to early October. Churchill, which is approximately 470 kilometres south of Rankin Inlet, has a deep-water port facility and a year-round rail link to locations to the south.

Personnel, perishables and lighter goods arrive at the Rankin Inlet regional airport by commercial or charter airline, from which they can be flown to the property by chartered helicopter. An all-weather gravel road extends from Rankin Inlet to the Meliadine River, approximately 15 kilometres away from the property, but there is winter-road access for tracked vehicles from Rankin Inlet directly to the Meliadine exploration camp from late December to mid-May. The Company proposes to build a 27.4-kilometre long open access all-weather road linking Rankin Inlet with the project site to support the underground program. A project description of the road was submitted to the NIRB in January 2011. It proposes the continuation of the existing road from Char River to the project site, with a small section being built to the edge of the Meliadine Lake near the Discovery deposit. This road would potentially be built in 2011 and 2012.

Exploration personnel for the Meliadine project are mainly sourced from other parts of Canada on a fly-in/fly-out rotation from Winnipeg, Manitoba, approximately 1,500 kilometres south of the Meliadine property, although there is preferential employment of qualified people from the Kivalliq region. The hamlet of Rankin Inlet has developed a strong taskforce of entrepreneurs that provide a wide variety of services, such as freight expediting, equipment supply and outfitting.

Location Map of the Meliadine Project

2010 ANNUAL REPORT            59

Facilities

Surface Plan of the Meliadine Project

Current facilities at the Meliadine project include the Meliadine exploration camp located on the shore of Meliadine Lake, approximately 2.3 kilometres north of the Tiriganiaq deposit. The camp is constructed of Weatherhaven tents and can accommodate up to 80 personnel. Covered wooden walkways connect all tents to the washrooms and kitchen facilities. A 100-person, self-contained trailer camp, complete with two diesel generators, will be installed adjacent to the existing exploration camp in early 2011.

Power is currently generated using diesel generators for the Meliadine exploration camp on an as-required basis. Potable water for the Meliadine camp is pumped from Meliadine Lake and water for the previous underground operations and surface drill programmes is pumped from Pump Lake. The current water licence allows for a maximum daily water use of 290 cubic metres (Meliadine West), while a request for an amendment to the water licence was filed in October 2010 with the Nunavut Water Board (Meliadine East) to increase water use to 299 cubic metres per day.

The Meliadine exploration camp has an incinerator on site to burn all flammable materials, such as camp and food wastes. Plastics and metal objects, along with incinerator ash, are set aside for transport to be disposed of in the Rankin Inlet landfill. All hazardous and liquid wastes are held at the Meliadine site for transport to a waste management company in southern Canada.

60            AGNICO-EAGLE MINES LIMITED

Sewage has been treated through a Biodisk treatment system since the summer of 2010. Run-off water is contained in the primary water containment area and released only when sampling results meet acceptable water quality standards. Routine water sampling has been conducted since the mid-1990s and reported annually to the authorities.

The Meliadine East camp on Atulik Lake was decommissioned during the summer of 2010 with completion in the winter of 2010 and 2011. The core shack and storage building remain at the former camp site.

An underground portal allowing access to an exploration decline was built at the Tiriganiaq deposit in 2007 and 2008 in order to extract a bulk sample for study purposes. A waste rock and ore storage pad was generated during excavation of the decline and a sampling tower was installed for processing the bulk sample. There is a two-kilometre road between the Meliadine exploration camp and the portal site.

The feasibility study that is underway is considering, among other things, the location of potential open pit and underground mines, ore storage areas, a mineral processing plant site and tailings storage and waste rock disposal areas.

Environmental Matters (including Inuit Impact Benefit Agreement)

Land and environmental management in the region of the Meliadine project is generally governed by the provisions of the Nunavut Land Claims Agreement ("NLCA"). Pursuant to the NLCA, land use leases must be obtained from the KIA. The Meliadine project has been granted a commercial lease for exploration and underground development activity, a prospecting and land use lease for exploration and development activities, an exploration land use lease for exploration and drilling on the Inuit-owned lands of Meliadine East and a parcel drilling permit for drilling activity on Inuit-owned lands. A number of right-of-way leases covering road access to the Meliadine property and esker quarrying on the Inuit-owned lands were also granted by the KIA.

Pursuant to the NLCA, an exploration water licence and a bulk sample water licence were granted by the Nunavut Water Board (the "NWB"). An application was made to the NIRB and the NWB for the construction of an access road to the Meliadine camp to be able to carry out the exploration program year-round.

A Project Certificate from the NIRB is the next approval required by the Meliadine project. Other operating permits and licences can only be issued after such Project Certificate is received. An Inuit Impact Benefit Agreement and an Inuit Water Compensation Agreement will also need to be negotiated with the KIA.

2010 ANNUAL REPORT            61

Geology, Mineralization and Exploration

Geology and Mineralization

Archean volcanic and sedimentary rocks of the Meliadine greenstone belt underlie the property, which is mainly covered by glacial overburden with deep-seated permafrost and is part of the Western Churchill supergroup in northern Canada. The rock layers have been folded, sheared and metamorphosed, and have been truncated by the Pyke Fault, a regional structure that extends the entire 80-kilometre length of the large property.

The Pyke Fault appears to control gold mineralization on the Meliadine property. At the southern edge of the fault is a series of oxide iron formations that host all six Meliadine deposits currently known. The deposits consist of multiple lodes of mesothermal quartz-vein stockworks, laminated veins and sulphidized iron formation mineralization with strike lengths of up to three kilometres. The Upper Oxide iron formation hosts the Tiriganiaq and Wolf North zones. The two Lower Lean iron formations contain the F Zone, Pump, Wolf Main and Wesmeg deposits, which are all within five kilometres of Tiriganiaq. The Discovery deposit is 17 kilometres east southeast of Tiriganiaq and is hosted by the Upper Oxide iron formation. Each of these deposits has mineralization within 120 metres of surface, making them potentially mineable by open pit methods. They also have deeper ore that could potentially be mined with underground methods.

Exploration

The Meliadine property has been explored for gold from 1987 through 2010 at a cost of C$166.8 million by former owners Asamera Inc., Rio Algom Limited, Comaplex, Cumberland and Western Mining International, as well as the Company and numerous reputable consultants. For many years the property was divided into two halves – Meliadine East and Meliadine West – which were consolidated into the Meliadine property in December 2009. A detailed history of exploration on the property is given in a technical report by the Company posted on SEDAR on March 8, 2011.

Lack of outcropping bedrock in the area resulted in the use of high-density magnetic surveying followed by diamond drilling as the most common and successful exploration strategy on the property. This has included 193,318 metres of drilling in 682 holes from 1993 through 2010, as well as geophysical surveying, prospecting and sampling. In 2007 and 2008, there was an underground exploration and bulk sample program on the Tiriganiaq deposit. This was followed by a Preliminary Assessment for the property in 2009, which indicated the potential of the project to support a mining operation.

In 2010, there were 128 exploration drill holes (32,000 metres) at Meliadine, of which 53% were drilled by the Company after acquiring the property in July 2010. Agnico-Eagle spent $10 million on exploration from July through December 2010.

The Company initiated a $62 million exploration diamond drilling program in February 2011. Approximately 200,000 metres of drilling is planned through early 2013, mainly to convert mineral resources to reserves at Tiriganiaq. Another $68 million has been budgeted through early 2013 to complete an underground bulk sample, feasibility study, permitting and the construction of an all-weather road linking the project to Rankin Inlet.

Regional Exploration Activities

During 2010, the Company continued to actively explore in Quebec, Ontario, Nunavut, Nevada, Finland, Mexico and Argentina. The Canadian exploration activities were focused on the Ellison/Bousquet and Maritime/Lapa mining camps in Quebec, as well as on the Meadowbank property in Nunavut where activities were conducted both within and outside the mining lease and the newly acquired Meliadine project, also in Nunavut. In the United States, exploration activities during 2010 were concentrated on the West Pequop project located in northeast Nevada. At the LaRonde, Goldex, Lapa, Pinos Altos and Kittila Mines, the Company continued aggressive exploration programs around the current mines. Most of the exploration budget was spent on drilling programs near the mine infrastructure, along previously recognized gold trends.

At the end of 2010, the Company's land holdings in Canada consisted of 78 projects comprised of 2,911 mineral titles covering an aggregate of 222,825 hectares. Land holdings in the United States consisted of 11 properties comprised of 3,058 mineral titles covering an aggregate of 26,176 hectares. Land holdings in Finland consisted of three groups of properties comprised of 136 mineral titles covering an aggregate of 11,949 hectares. Land holdings in Mexico consisted of three projects comprised of 43 mining concession titles covering an aggregate of 58,340 hectares. Land holdings in Argentina consisted of one project with two mineral titles covering an aggregate of 2,691 hectares.

62            AGNICO-EAGLE MINES LIMITED

The total amount spent on regional exploration in 2010 was $48.2 million, which included drilling 500 holes for an aggregate of approximately 125 kilometres. The budget for regional exploration expenditures in 2011 is approximately $101 million, including approximately 214 kilometres of drilling.

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

The preparation of the information set forth below with respect to the mineral reserves at the LaRonde Mine (which includes mineral reserves at the LaRonde Mine extension), the Goldex, Lapa, Kittila, Pinos Altos, Meadowbank Mines and the Meliadine project has been supervised by the Company's Vice-President, Project Development, Marc Legault, P.Eng, a "qualified person" as that term is defined in NI 43-101. The Company's mineral reserves estimate was derived from internally generated data or audited reports.

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

The assumptions used for the 2010 mineral reserves and resources estimate reported by the Company in this Form 20-F were based on three-year average prices for the period ending December 31, 2010 of $1,024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead and exchange rates of C$1.08 per $1.00, 12.43 Mexican pesos per $1.00 and $1.40 per €1.00. The assumptions used for the 2009 mineral reserves and resources estimate used by the Company in this Form 20-F were based on three-year average prices for the period ending December 31, 2009 of $848 per ounce gold, $14.35 per ounce silver, $1.03 per pound zinc, $3.15 per pound copper, $0.97 per pound lead and exchange rates of C$1.09 per $1.00, 11.00 Mexican pesos per $1.00 and $1.37 per €1.00. The assumptions used for the 2008 mineral reserves and resources estimate reported by the Company in this Form 20-F were based on three-year average prices for the period ending December 31, 2008 of $725 per ounce gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper and exchange rates of C$1.09 per $1.00, 11.00 Mexican pesos per $1.00 and $1.37 per €1.00. Other assumptions used for estimating 2009 and 2008 mineral reserve and resource information may be found in the Company's annual filings in respect of the years ended December 31, 2009 and

2010 ANNUAL REPORT            63

December 31, 2008, respectively. Set out below are the reserve estimates as calculated in accordance with NI 43-101 and Guide 7, respectively (tonnages and contained gold quantities are rounded to the nearest thousand):

	National Instrument 43-101			Industry Guide No. 7

Property	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Proven Reserves
LaRonde (underground)	4,838,000	2.36	366,000	4,838,000	2.36	366,000

Goldex (underground)	14,804,000	1.87	890,000	14,804,000	1.87	890,000

Kittila (open pit)	395,000	4.19	53,000	395,000	4.19	53,000

Kittila (underground)	8,000	6.00	2,000	8,000	6.00	2,000

Kittila total proven	403,000	4.23	55,000	403,000	4.23	55,000

Lapa (underground)	1,122,000	7.24	261,000	1,122,000	7.24	261,000

Pinos Altos (open pit)	1,078,000	0.89	31,000	1,078,000	0.89	31,000

Pinos Altos (underground)	1,786,000	2.52	144,000	1,786,000	2.52	144,000

Pinos Altos total proven	2,864,000	1.90	175,000	2,864,000	1.90	175,000

Meadowbank (open pit)	839,000	3.13	85,000	839,000	3.13	85,000

Total Proven Reserves	24,870,000	2.29	1,832,000	24,870,000	2.29	1,832,000

Probable Reserves

LaRonde (underground)	29,892,000	4.63	4,452,000	29,892,000	4.63	4,452,000

Goldex (underground)	12,990,000	1.62	676,000	12,990,000	1.62	676,000

Kittila (open pit)	1,657,000	5.28	281,000	1,657,000	5.28	281,000

Kittila (underground)	30,672,000	4.61	4,544,000	30,672,000	4.61	4,544,000

Kittila total probable	32,329,000	4.64	4,825,000	32,329,000	4.64	4,825,000

Lapa (underground)	1,709,000	7.56	416,000	1,709,000	7.56	416,000

Meliadine (open pit)	4,287,000	6.91	953,000	4,287,000	6.91	953,000

Meliadine (underground)	5,180,000	9.89	1,647,000	5,180,000	9.89	1,647,000

Meliadine total probable	9,467,000	8.54	2,600,000	9,467,000	8.54	2,600,000

Pinos Altos (open pit)	16,987,000	1.98	1,083,000	16,987,000	1.98	1,083,000

Pinos Altos (underground)	24,311,000	2.58	2,013,000	24,311,000	2.58	2,013,000

Pinos Altos total probable	41,298,000	2.33	3,096,000	41,298,000	2.33	3,096,000

Meadowbank (open pit)	33,259,000	3.18	3,402,000	33,259,000	3.18	3,402,000

Total Probable Reserves	160,944,000	3.76	19,467,000	160,944,000	3.76	19,467,000

Total Proven and Probable Reserves	185,814,000	3.57	21,299,000	185,814,000	3.57	21,299,000

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

64            AGNICO-EAGLE MINES LIMITED

LaRonde Mineral Reserves and Mineral Resources

	As at December 31,

	2010	2009	2008

Gold
Proven mineral reserves – tonnes	3,200,000	2,700,000	2,300,000

Average grade – gold grams per tonne	3.07	3.37	3.95

Probable mineral reserves – tonnes	27,900,000	26,500,000	26,500,000

Average grade – gold grams per tonne	4.90	5.16	5.23

Zinc

Proven mineral reserves – tonnes	1,600,000	2,100,000	1,800,000

Average grade – gold grams per tonne	0.95	1.03	1.19

Probable – tonnes	2,000,000	3,100,000	5,200,000

Average grade – gold grams per tonne	1.01	0.99	0.94

Total proven and probable mineral reserves – tonnes	34,700,000	34,400,000	35,800,000

Average grade – gold grams per tonne	4.32	4.39	4.32

Total contained gold ounces	4,818,000	4,849,000	4,974,000

Notes:

(1)
The 2010 proven and probable mineral reserves set forth in the table above are based on a net smelter return cut-off value of the ore that varies between C$71.00 per tonne and C$80.00 per tonne depending on the deposit. The Company's historical metallurgical recovery rates at the LaRonde Mine from January 1, 2004 to December 31, 2010 averaged 90.0% for gold, 88.2% for silver, 81.1% for zinc, 88.6% for copper and 21.8% for lead. The Company estimates that a 10% change in the gold price would result in an approximate 0.5% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2010, the LaRonde Mine contained indicated mineral resources of 6.9 million tonnes grading 1.89 grams of gold per tonne and inferred mineral resources of 11.5 million tonnes grading 3.72 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the LaRonde Mine by category at December 31, 2010 with those at December 31, 2009. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2010.

	Proven	Probable	Total

December 31, 2009	4,755	29,625	34,380

Mined in 2010	2,592	0	2,592

Revision	2,675	267	2,942

December 31, 2010	4,838	29,892	34,729

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

2010 ANNUAL REPORT            65

Goldex Mineral Reserves and Mineral Resources

	As at December 31,

	2010	2009	2008

Gold
Proven mineral reserves – tonnes	14,804,000	5,217,000	434,000

Average grade – gold grams per tonne	1.87	2.02	1.95

Probable mineral reserves – tonnes	12,990,000	19,524,000	23,391,000

Average grade – gold grams per tonne	1.62	2.06	2.05

Total proven and probable mineral reserves – tonnes	27,794,000	24,741,000	23,825,000

Average grade – gold grams per tonne	1.75	2.05	2.05

Total contained gold ounces	1,566,000	1,630,000	1,571,000

Notes:

(1)
The 2010 proven and probable mineral reserves were estimated using an assumed metallurgical gold recovery of 92.2%. Mining costs were estimated to be C$20.21 per tonne. The cut-off grade used for mineral reserves was between 0.7 grams of gold per tonne and 0.9 grams of gold per tonne, depending on the zone. The Company estimates that a 10% change in the gold price would result in no change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2010, the Goldex Mine contained indicated mineral resources of 8.3 million tonnes grading 1.77 grams of gold per tonne and inferred mineral resources of 25.8 million tonnes grading 1.67 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Goldex Mine by category at December 31, 2010 with those at December 31, 2009. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2010.

	Proven	Probable	Total

December 31, 2009	5,217	19,524	24,741

Mined in 2010	824	1,958	2,782

Revision	10,411	(4,576)	5,835

December 31, 2010	14,804	12,990	27,794

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

66            AGNICO-EAGLE MINES LIMITED

Kittila Mineral Reserves and Mineral Resources

	As at December 31,

	2010	2009	2008

Gold
Proven mineral reserves – tonnes	403,000	257,000	199,000

Average grade – gold grams per tonne	4.23	3.71	4.84

Probable mineral reserves – tonnes	32,329,000	25,704,000	21,171,000

Average grade – gold grams per tonne	4.64	4.83	4.69

Total proven and probable mineral reserves – tonnes	32,732,000	25,961,000	21,370,000

Average grade – gold grams per tonne	4.64	4.82	4.69

Total contained gold ounces	4,880,000	4,025,000	3,225,000

Notes:

(1)
The 2010 proven and probable mineral reserve and mineral resource estimates were calculated using a metallurgical gold recovery of 89.3%. Gold cut-off grades used were 1.85 grams per tonne, undiluted (1.65 grams per tonne, diluted) for open pit reserves and between 2.97 grams per tonne and 3.24 grams per tonne, undiluted (between 2.52 grams per tonne and 2.79 grams per tonne, diluted), depending on the deposit, for underground reserves. The open pit operating cost is estimated to be €33.99 per tonne, while the underground operating cost is estimated to vary between €52.06 per tonne and €57.65 per tonne, depending on the deposit. The Company estimates that a 10% change in the gold price would result in an approximate 5% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2010, the Kittila Mine contained indicated mineral resources of 15.3 million tonnes grading 2.41 grams of gold per tonne and inferred mineral resources of 8.3 million tonnes grading 2.50 grams of gold per tonne.

(3)
The breakdown of proven and probable mineral reserves between planned open pit operations and underground operations at the Kittila Mine (with tonnage and contained ounces rounded to the nearest thousand) is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Proven mineral reserve	Open pit	395,000	4.19	53,000

Proven mineral reserve	Underground	8,000	6.00	2,000

Total proven mineral reserve		403,000	4.23	55,000

Probable mineral reserve	Open pit	1,657,000	5.28	281,000

Probable mineral reserve	Underground	30,672,000	4.61	4,544,000

Total probable mineral reserve		32,329,000	4.64	4,826,000

(4)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Kittila Mine by category at December 31, 2010 with those at December 31, 2009. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2010.

	Proven	Probable	Total

December 31, 2009	257	25,704	25,961

Mined in 2010	960	0	960

Revision	1,106	6,625	7,731

December 31, 2010	403	32,329	32,732

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

2010 ANNUAL REPORT            67

Lapa Mineral Reserves and Mineral Resources

	As at December 31,

	2010	2009	2008

Gold
Proven mineral reserves – tonnes	1,122,000	897,000	23,000

Average grade – gold grams per tonne	7.24	8.33	7.53

Probable mineral reserves – tonnes	1,709,000	2,319,000	3,730,000

Average grade – gold grams per tonne	7.56	8.09	8.80

Total proven and probable mineral reserves – tonnes	2,831,000	3,216,000	3,753,000

Average grade – gold grams per tonne	7.43	8.16	8.79

Total contained gold ounces	677,000	843,000	1,061,000

Notes:

(1)
The 2010 mineral reserve and mineral resource estimates were calculated using an assumed metallurgical gold recovery of 80% and a cut-off grade of 4.1 grams of gold per tonne. The operating cost per tonne estimate for the Lapa Mine was C$115.86. The Company estimates that a 10% change in the gold price would result in an approximate 7% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2010, the Lapa Mine contained indicated mineral resources of 1.8 million tonnes grading 4.10 grams of gold per tonne and inferred mineral resources of 0.5 million tonnes grading 8.27 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Lapa Mine by category at December 31, 2010 with those at December 31, 2009. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2010.

	Proven	Probable	Total

December 31, 2009	897	2,319	3,216

Mined in 2010	519	0	519

Revision	744	(610)	134

December 31, 2010	1,122	1,709	2,831

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

68            AGNICO-EAGLE MINES LIMITED

Pinos Altos Mineral Reserves and Mineral Resources

	As at December 31,

	2010	2009	2008

Gold and Silver
Proven mineral reserves – tonnes	2,864,000	880,000	97,000

Average gold grade – grams per tonne	1.90	1.51	1.35

Average silver grade – grams per tonne	54.06	26.53	19.08

Probable mineral reserves – tonnes	41,298,000	41,080,000	41,669,000

Average gold grade – grams per tonne	2.33	2.54	2.68

Average silver grade – grams per tonne	65.53	70.31	74.61

Total proven and probable mineral reserves – tonnes	44,162,000	41,960,000	41,766,000

Average gold grade – grams per tonne	2.30	2.52	2.68

Average silver grade – grams per tonne	64.78	69.39	74.48

Total contained gold ounces	3,271,000	3,396,000	3,593,000

Total contained silver ounces	91,982,000	93,613,000	100,010,000

Notes:

(1)
The 2010 proven and probable mineral reserve estimate is based on a net smelter return cut-off value of the open pit ore between $5.81 per tonne and $22.08 per tonne, depending on the deposit, and a net smelter return cut-off value of the underground ore of $43.30 per tonne. The metallurgical gold recovery used in the reserve estimate varied between 59% and 96.5%, depending on the deposit. The metallurgical silver recovery used in the reserve estimate varied between 11% and 52.0%, depending on the deposit. The Company estimates that a 10% change in the gold price would result in an approximate 2% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2010, the Pinos Altos Mine contained indicated mineral resources of 25.6 million tonnes grading 1.02 grams of gold per tonne and 21.34 grams of silver per tonne and inferred mineral resources of 25.7 million tonnes grading 1.09 grams of gold per tonne and 23.46 grams of silver per tonne.

(3)
The proven and probable mineral reserves of the Pinos Altos Mine set forth in the table above include stockpiled proven mineral reserves from the Creston Mascota deposit of 0.4 million tonnes grading 1.01 grams of gold per tonne and 3.23 grams of silver per tonne and probable mineral reserves from the Creston Mascota deposit of 7.2 million tonnes grading 1.52 grams of gold per tonne and 15.82 grams of silver per tonne. The indicated mineral resource at the Pinos Altos Mine also includes indicated mineral resources from the Creston Mascota deposit of 5.3 million tonnes grading 0.72 grams of gold per tonne and 6.78 grams of silver per tonne. The inferred mineral resource at the Pinos Altos Mine also includes inferred mineral resources from the Creston Mascota deposit of 2.5 million tonnes grading 0.88 grams of gold per tonne and 8.16 grams of silver per tonne.

(4)
The breakdown of mineral reserves between planned open pit operations and underground operations at the Pinos Altos Mine (with tonnage and contained ounces rounded to the nearest thousand) is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (oz)	Contained Silver (oz)

Proven mineral reserve	Open pit stock pile	1,078,000	0.89	13.26	31,000	460,000

Proven mineral reserve	Underground	1,786,000	2.52	78.68	144,000	4,518,000

Total proven mineral reserve		2,864,000	1.90	54.06	175,000	4,977,400

Probable mineral reserve	Open pit	16,987,000	1.98	45.34	1,083,000	24,761,000

Probable mineral reserve	Underground	24,311,000	2.58	79.64	2,013,000	62,243,000

Total probable mineral reserve		41,298,000	2.33	65.53	3,096,000	87,004,000

2010 ANNUAL REPORT            69

(5)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Pinos Altos Mine by category at December 31, 2010 with those at December 31, 2009. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2010.

	Proven	Probable	Total

December 31, 2009	880	41,080	41,960

Mined in 2010	2,437	0	2,437

Revision	4,421	218	4,639

December 31, 2010	2,864	41,298	44,162

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

Meadowbank Mineral Reserves and Mineral Resources

	As at December 31,

	2010	2009	2008

Gold
Proven mineral reserves – tonnes	839,000	600,000	–

Average grade – gold grams per tonne	3.13	4.57	–

Probable mineral reserves – tonnes	33,259,000	31,600,000	32,773,000

Average grade – gold grams per tonne	3.18	3.51	3.45

Total proven and probable mineral reserves – tonnes	34,098,000	32,200,000	32,773,000

Average grade – gold grams per tonne	3.18	3.53	3.45

Total contained gold ounces	3,486,000	3,655,000	3,638,000

Notes:

(1)
The 2010 mineral reserve and mineral resource estimates were calculated using a metallurgical gold recovery of 93.1%. The cut-off grade used to determine the open pit reserves varied from 1.27 grams of gold per tonne to 1.30 grams of gold per tonne, depending on the deposit. The estimated operating cost used for the 2010 mineral reserve estimate varied between C$41.99 per tonne and C$42.90 per tonne, depending on the deposit. The Company estimates that a 10% change in the gold price would result in an approximate 2% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2010, the Meadowbank Mine contained indicated mineral resources of 25.8 million tonnes grading 1.67 grams of gold per tonne and inferred mineral resources of 10.2 million tonnes of ore grading 2.15 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Meadowbank Mine by category at December 31, 2010 with those at December 31, 2009. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2010.

	Proven	Probable	Total

December 31, 2009	600	31,600	32,200

Mined in 2010	2,570	0	2,570

Revision	2,809	1,659	4,468

December 31, 2010	839	33,259	34,098

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Meadowbank Mine may be found in the Technical Report on the Mineral Resources and Mineral Reserves dated September 30, 2008, Meadowbank Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR on December 15, 2008.

70            AGNICO-EAGLE MINES LIMITED

Meliadine Mineral Reserves and Mineral Resources

	As at December 31,

	2010	2009	2008

Gold
Proven mineral reserves – tonnes	0	–	–

Average grade – gold grams per tonne	–	–	–

Probable mineral reserves – tonnes	9,467,000	–	–

Average grade – gold grams per tonne	8.54	–	–

Total proven and probable mineral reserves – tonnes	9,467,000	–	–

Average grade – gold grams per tonne	8.54	–	–

Total contained gold ounces	2,600,000	–	–

Notes:

(1)
The 2010 mineral reserve and mineral resource estimates were calculated using a metallurgical gold recovery of 95.6%. The cut-off grade used to determine the open pit reserves was 2.33 grams of gold per tonne, undiluted (2.03 grams of gold per tonne, diluted), and the cut-off grade used to determine the underground reserves was 6.3 grams of gold per tonne, undiluted (4.88 grams of gold per tonne, diluted). The estimated operating cost used for the 2010 mineral reserve estimate was C$103.14 per tonne for open pit and C$165.65 per tonne for underground. The Company estimates that a 10% change in the gold price would result in an approximate 2% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2010, the Meliadine project contained indicated mineral resources of 8.8 million tonnes grading 5.21 grams of gold per tonne and inferred mineral resources of 11.8 million tonnes of ore grading 6.94 grams of gold per tonne.

(3)
The breakdown of mineral reserves between planned open pit operations and underground operations at the Meliadine project (with tonnage and contained ounces rounded to the nearest thousand) is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Probable mineral reserve	Open pit	4,287,000	6.91	953,000

Probable mineral reserve	Underground	5,180,000	9.89	1,647,000

Total probable mineral reserve		9,467,000	8.54	2,600,000

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Meliadine project may be found in the Technical Report on the December 31, 2010 Mineral Resource and Mineral Reserve Estimate, Meliadine Gold Project, Nunavut, Canada, dated February 16, 2011, filed with the Canadian securities regulatory authorities on SEDAR on March 8, 2011.

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

The Company also mitigates some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3 Key Information – Risk Factors".

2010 ANNUAL REPORT            71

Glossary of Selected Mining Terms

"alteration"	Any physical or chemical change in a rock or mineral subsequent to formation. Milder and more localized than metamorphism.
"anastomosing"	A network of branching and rejoining fault or vein surfaces or surface traces.
"andesite"	A dark-coloured igneous, calc-alkaline volcanic rock, of intermediate composition (containing between 52-63% silica).
"assay"	An analysis to determine the presence, absence or concentration of one or more chemical components.
"bedrock"	The solid rock underlying surface deposits.
"breccia"	Said of rock formations consisting mostly of angular fragments hosted by a fine-grained matrix.
"brittle"	Of minerals, proneness to fracture under low stress. A quality affecting behaviour during comminution of ore, whereby one species fractures more readily than others in the material being crushed.
"bulk mining"	A mining method in which large quantities of low-grade ore are mined without an attempt to segregate the high-grade portions.
"byproduct metal"	A secondary or additional metal recovered from the processing of rock.
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
"counter-current decantation"
Clarifying wash water and concentrating tailings by use of several thickeners in series. The water flows in the opposite direction from the solids. The final products are slurry that is removed as fluid mud and clear water that is reused in the circuit.
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

72            AGNICO-EAGLE MINES LIMITED

"deposit"
A mineralized body that has been physically delineated by sufficient drilling, trenching and/or underground work and found to be of sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable orebody or as containing mineral reserves, until final legal, technical and economic factors have been resolved.
"development"	The preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimated. Development is an intermediate stage between exploration and mining.
"diamond drill hole"
A borehole drilled using a bit inset with diamonds as the rock-cutting tool. The bit cuts a circular channel around a core of rock that can be recovered to provide a more-or-less continuous and complete columnar sample of the rock penetrated.
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

2010 ANNUAL REPORT            73

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
"flotation"
A process for concentrating minerals based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground ore. When the right chemicals are added to a frothy water bath of ore that has been ground to the consistency of talcum powder, the minerals will float to the surface. The metal-rich flotation concentrate is then skimmed off the surface.
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

74            AGNICO-EAGLE MINES LIMITED

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
"infill drilling"	Drilling within a defined mineralized area to improve the definition of known mineralization.
"intrusive"	A body of igneous rock formed by the consolidation of magma intruded below surface into other rocks, in contrast to lavas, which are extruded upon the Earth's surface.
"iron formation"	A chemical sedimentary rock, typically thin-bedded or finely laminated, containing at least 15% iron of sedimentary origin and commonly containing layers of chert.
"kilometre"	A metric measurement of distance. 1.0 kilometre = 0.62 miles.
"lens"	Generally used to describe a body of ore that is thick in the middle and tapers towards the ends, resembling a convex lens.
"lithologic groups"	Geological groups.
"lode"	A mineral deposit consisting of a zone of veins, veinlets or disseminations.
"longitudinal retreat"	An underground mining method where the ore is excavated in horizontal slices along the orebody and the stoping starts below and advances upwards. The ore is recovered underneath in the stope.
"massive"
Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or vein-like deposit. Said of any rock that has a homogeneous texture or fabric over a large area, with an absence of layering or any similar directional structure.
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

2010 ANNUAL REPORT            75

"mesothermal deposit"	A mineral deposit formed at moderate temperature and pressure by deposition from hydrothermal fluids along a fissure or other opening in rock at an intermediate depth.
"metallurgical properties"	Properties characterizing metals and minerals behaviour under various processing techniques.
"metamorphism"	The process by which the form or structure of sedimentary or igneous rocks is changed by heat and pressure.
"mill"	A mineral treatment plant in which crushing, wet grinding and further treatment of ore is conducted.
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
"muck"	Finely blasted rock (ore or waste) underground.
"net smelter return royalty"
A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.
"ounce"	A measurement of mass. 1 troy ounce = 31.1035 grams.
"outcrop"	An exposure of bedrock at the surface.
"oxidation"	A chemical reaction caused by exposure to oxygen, which results in a change in the chemical composition of a mineral.
"oxidative"	Descriptive of an oxidation reaction.
"phenocryst"	A term for large crystals or mineral grains occurring in the matrix or groundmass of a porphyry.
"plunge"	The inclination of a fold axis or other linear structure from a horizontal plane, measured in the vertical plane.
"polydeformed"	A rock that has been subjected to more than one instance of folding, faulting, shearing, compression or extension as a result of various tectonic forces.
"porphyritic"	Rock texture in which one or more minerals has a larger grain size than the accompanying minerals.
"porphyry"	Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.
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

76            AGNICO-EAGLE MINES LIMITED

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
"reverse circulation drilling"	A type of drilling into rock using a solid bit to produce a hole and deliver rock chips (rather than core) to surface for analysis. Less expensive and faster than diamond drilling but not as accurate.
"run-of-mine ore"	The mined ore as it is delivered, prior to sorting, stockpiling or treatment.
"schist"	A strongly foliated crystalline rock that can be readily split into think flakes or slabs due to the well developed parallelism of more than 50% of the minerals present in it.
"scrubber"	A device for separating particulate material from a waste gas stream.
"semi-autogenous grinding" or "SAG"	A method of grinding rock whereby larger chunks of the rock itself and steel balls form the grinding media.
"shear" or "shearing"	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
"sill"	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.
"slurry"	Fine rock particles in circulating water.
"stope development"	Driving subsidiary openings to prepare blocks of ore for extraction by stoping.
"strike"	The bearing of the outcrop of an inclined bed, vein or fault plane on a horizontal surface; the direction of a horizontal line perpendicular to the direction of the dip.
"stringers"	Mineral veinlets or filaments occurring in a discontinuous subparallel pattern in a host rock.
"sublevel retreat"	An underground mining method in which the ore is excavated in horizontal slices along the orebody, starting below and advancing upwards. The ore is recovered underneath in the stope.
"tabular"	Said of a feature having two dimensions that are much larger or longer than the third, such as a dyke.
"tailings"	Material rejected from the mill after most of the recoverable valuable minerals have been extracted.
"tailings dam"	A natural or man-made confined area suitable for depositing tailings.
"tailings pond"
A low-lying depression used to confine tailings, the prime function of which is to allow enough time for metals to settle out or for cyanide to be naturally destroyed before the water is discharged into the local watershed.
"tenement"	A synonym of mineral title.
"thickness"	The distance at right angles between the hanging wall and the footwall of a lode or lens.
"tonne"	A metric measurement of mass. 1 tonne = 1,000 kilograms = 2,204.6 pounds.

2010 ANNUAL REPORT            77

"transfer fault"	A structure that can accommodate lateral variations of deformation and strain.
"transverse open stoping"
An underground mining method in which the ore is excavated in horizontal slices perpendicular to the orebody length and the stoping starts below and advances upwards. The ore is recovered underneath the stope through a drawpoint system.
"twinned drill hole"	A borehole drilled very close to an original hole in the same direction and dip in order to verify the results from the original drill hole.
"vein"	Minerals filling a fissure, fault or crack in rock.
"wacke"	A "dirty" sandstone that consists of a mixture of poorly sorted mineral and rock fragments in an abundant matrix of clay and fine silt.
"winze"	An internal mine shaft.
"Zadra elution circuit"	The process in this part of a gold mill strips gold and silver from carbon granules and puts them into solution.
"zone"	An area of distinct mineralization, i.e., a deposit.

78            AGNICO-EAGLE MINES LIMITED

ITEM 4A   UNRESOLVED STAFF COMMENTS

None.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

Revenues from Mining Operations

In 2010, revenue from mining operations increased 132% to $1,423 million from $614 million in 2009. The increase in revenue was mainly driven by the increase in gold production from the Company's Goldex, Kittila, Lapa, Pinos Altos and Meadowbank mines. In addition, higher sales prices were realized on gold, silver, zinc and copper.

In 2010, sales of precious metals accounted for 93% of revenues, up from 87% in 2009 and 78% in 2008. The increase in the percentage of revenues from precious metals when compared to 2009 is largely due to the increase in gold production and prices. Revenue from mining operations are accounted for net of related smelting, refining, transportation and other charges. The table below sets out net revenue, production volumes and sales volumes by metal:

	2010	2009	2008

	(thousands)

Revenues from mining operations:

Gold	$1,216,249	$474,875	$227,576

Silver	104,544	59,155	59,398

Zinc	77,544	57,034	54,364

Copper	22,219	22,571	27,600

Lead	1,965	127	–

	$1,422,521	$613,762	$368,938

Production volumes:

Gold (ounces)	987,609	492,972	276,762

Silver (000s ounces)	5,305	4,035	4,079

Zinc (tonnes)	62,544	56,186	65,755

Copper (tonnes)	4,224	6,671	6,922

Sales volumes:

Gold (ounces)	973,057	463,660	258,601

Silver (000s ounces)	4,722	3,871	4,023

Zinc (tonnes)	59,566	58,391	62,653

Copper (tonnes)	4,223	6,689	6,913

Revenue from gold sales increased by $741.4 million, or 156%, in 2010. Gold production increased to 987,609 ounces in 2010, up 100% from 492,972 ounces in 2009. This increase is attributable to the full year of commercial production at the Kittila, Lapa and Pinos Altos Mines during 2010 and the commencement of production at the Meadowbank Mine during March 2010. Realized gold prices increased 22% in 2010 to $1,250 per ounce from $1,024 per ounce in 2009.

Silver revenue increased by $45.4 million, or 77%, in 2010 when compared to 2009 due to an increase in the realized sales price and increased production. Revenue from zinc sales increased by $20.5 million, or 36%, in 2010 when compared to 2009. The increase in zinc revenue was mainly due to an increase in realized zinc sales prices. Revenue from

2010 ANNUAL REPORT            79

copper sales was relatively constant when compared to the previous year. However, the realized sales prices for copper in 2010 were 33% higher than 2009, which was offset by lower copper production.

Interest and Sundry Income

Interest and sundry income consists mainly of interest on cash balances and premiums on call options written on available-for-sale securities held by the Company. Interest and sundry income was $10.3 million in 2010 compared to $12.6 million in 2009.

Available-for-sale Securities

From time to time, the Company takes minority equity positions in other mining and exploration companies. As part of the Company's procedures to assess whether the value of its available-for-sale securities portfolio was reasonable for accounting purposes, it was determined (in accordance with the requirements of ASC 320 Investments – Debt and Equity Securities, prior authoritative literature: FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities") that a non-cash write-down was required in 2008. These write-downs do not necessarily reflect management's long-term outlook on the value of the securities, but rather an "other-than-temporary" impairment as defined in ASC 320. In 2010 and 2009, this determination resulted in no write-downs relating to its various investments as compared to $74.8 million of write-downs in 2008.

In 2010, the sale of various available-for-sale securities resulted in a gain before taxes of $19.5 million compared to $10.1 million in 2009. Also during 2010, there was a net gain on the acquisition of Comaplex, of $57.5 million. The gain was driven by the mark-to-market gain on the shares of Comaplex purchased prior to the announcement of the acquisition that were accumulated within other comprehensive income and have now reversed through the Consolidated Statements of Income and Comprehensive Income, partially offset by the costs of acquisition.

Production Costs

In 2010, total production costs were $677.5 million compared to $306.3 million in 2009. This increase is due to significantly higher (100%) production with the full year of production at the Kittila, Lapa and Pinos Altos Mines and ten months of production at the Meadowbank Mine which achieved commercial production during March 2010. The table below sets out the components of production costs:

	2010	2009	2008

	(thousands)

Production Costs

LaRonde	$189,146	$164,221	$166,496

Goldex	61,561	54,342	20,366

Kittila	87,740	42,464	–

Lapa	66,199	33,472	–

Pinos Altos	90,293	11,819	–

Meadowbank	182,533	–	–

Production costs per Consolidated Statement of Income	$677,472	$306,318	$186,862

Production costs at the LaRonde Mine during 2010 were $189.1 million, an increase of approximately 15% as compared to 2009. During 2010, LaRonde processed an average of 7,102 tonnes of ore per day, compared to 6,975 tonnes of ore per day during 2009. Minesite costs per tonne were C$79 in the fourth quarter of 2010, compared to C$69 in the fourth quarter of 2009. For the full year, the minesite costs per tonne were C$75 compared with C$72 per tonne in 2009. The increase in minesite costs per tonne during 2010 is attributable to a general cost escalation in the mining industry (including labour and input costs).

Production costs at the Goldex Mine were $61.6 million compared to $54.3 million in 2009. The increase is due to increased production and a stronger Canadian dollar. During 2010, Goldex processed an average of 7,621 tonnes of ore

80            AGNICO-EAGLE MINES LIMITED

per day, above the 2009 average production of 7,164 tonnes of ore per day and design capacity of 7,000 tonnes per day. Minesite costs per tonne were C$21 in the fourth quarter of 2010 compared to C$23 in the fourth quarter of 2009. For the full year, the minesite costs per tonne were C$22 compared with C$23 per tonne in 2009.

Both the Kittila and Lapa Mines achieved commercial production in May 2009. The Pinos Altos Mine achieved commercial production in November 2009.

Production costs at the Kittila Mine during 2010 were $87.7 million compared to $42.5 million in 2009. The increase is mainly due to a full year of production in 2010. During 2010, Kittila processed an average of 2,631 tonnes of ore per day, above the 2009 average production of 2,057 tonnes of ore per day due to the 2009 ramping-up period. The processing design capacity of the Kittila mill is approximately 3,000 tonnes per day. The underachievement in actual processing versus capacity was mainly due to the bottleneck effect caused by the autoclave problems and shutdowns of the mill. Minesite costs per tonne were €79 in the fourth quarter of 2010 compared to €46 in the fourth quarter of 2009. For the full year, the minesite costs per tonne were €66, compared with €54 per tonne in 2009. The increase in minesite costs per tonne during 2010 is attributable to the combination of labour and contractor cost increase, autoclave issues as well as the commencement of underground production which was ramped-up during 2010.

Production costs at the Lapa Mine during 2010 amounted to $66.2 million compared to $33.5 million in 2009. The increase is mainly due to a full year of production in 2010. During 2010, Lapa processed an average of 1,512 tonnes of ore per day, above the 2009 average production of 1,232 tonnes of ore per day due to the 2009 ramping-up period. The processing design capacity of the Lapa mill is approximately 1,500 tonnes per day. Minesite costs per tonne were C$115 in the fourth quarter of 2010 compared to C$148 in the fourth quarter of 2009. For the full year, the minesite costs per tonne were C$114, compared with C$140 per tonne in 2009. The decrease in minesite costs per tonne during 2010 is attributable to the achievement of design efficiencies.

Production costs at the Pinos Altos Mine during 2010 were $90.3 million compared to $11.8 million in 2009. The increase is mainly due to a full year of production in 2010 versus two months of production in 2009. During 2010, Pinos Altos processed an average of 3,638 tonnes of ore per day, above the 2009 average production of 1,625 tonnes of ore per day due to the ramping-up period, but below design capacity of 4,000 tonnes per day. Minesite costs per tonne were $35 in the fourth quarter of 2010, compared to $27 in the fourth quarter of 2009. For the full year, the minesite costs per tonne were $35 compared with $27 per tonne in 2009. The increase in minesite costs per tonne during 2010 is mainly attributable to the additional hiring of contractors, the commencement of underground production during 2010, and the tailings filter issue.

During March 2010, the Meadowbank Mine achieved commercial production. Total production costs since March 1, 2010 were $182.5 million. The daily average of ore processing amounted to 6,653 tonnes per day, below its design capacity of 8,500 tonnes per day as the Meadowbank Mine continues to ramp up.

Total Production Costs by Category

In 2010, total cash costs per ounce of gold increased to $451 from $346 in 2009 and $162 in 2008. The total cash costs per ounce of $451 represents a weighted average over all the Company's producing mines. In 2010, the LaRonde Mine total cash costs per ounce were negative $7, the Goldex Mine total cash costs per ounce were $335, the Kittila Mine total cash costs per ounce were $657, the Lapa Mine total cash costs per ounce were $529, the Pinos Altos Mine total cash

2010 ANNUAL REPORT            81

costs per ounce were $425 and the Meadowbank Mine total cash costs per ounce were $693. Total cash costs per ounce are comprised of minesite costs incurred during the period and, for the LaRonde and Pinos Altos Mines, reduced by their related net byproduct revenue. Total cash costs per ounce are affected by various factors such as the quantity of gold produced, operating costs, Canadian dollar/US dollar exchange rates, Euro/US dollar exchange rates and Mexican peso/US dollar exchange rates and, at the LaRonde and Pinos Altos mines, the quantity of byproduct metals produced and byproduct metal prices. For 2010, the Company decided to report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry. The previous period's cash costs have also been adjusted to allow for comparability.

Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year-over-year comparisons. This measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments, certain stripping costs that can be attributed to future production and asset retirement provisions and then dividing by the number of ounces of gold produced. Total cash costs per ounce is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitations inherent in this measure by using it in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the Consolidated Statement of Income and Comprehensive Income for inventory adjustments, certain stripping costs that can be attributed to future production and asset retirement provisions and then dividing by tonnes of ore processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metals prices, exchange rates and other adjusting items, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is affected by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in levels of production versus changes in operating performance.

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

82            AGNICO-EAGLE MINES LIMITED

Total Production Costs by Mine

	2010	2009	2008

	(thousands, except as noted)

Total production costs per Consolidated Statements of Income and Comprehensive Income	$677,472	$306,318	$186,862

Attributable to LaRonde	189,146	164,221	166,496

Attributable to Goldex	61,561	54,342	20,366

Attributable to Lapa	66,199	33,472	–

Attributable to Kittila	87,740	42,464	–

Attributable to Pinos Altos	90,293	11,819	–

Attributable to Meadowbank	182,533	–	–

Total	$677,472	$306,318	$186,862

Reconciliation of Total Cash Costs per Ounce of Gold to Production Costs by Mine

LaRonde Total Cash Costs per Ounce	2010	2009	2008

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$189,146	$164,221	$166,496

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(192,155)	(138,262)	(142,337)

Inventory and other adjustments(i)	3,287	(3,809)	45

Non-cash reclamation provision	(1,344)	(1,198)	(1,194)

Cash operating costs	$(1,066)	$20,952	$23,010

Gold production (ounces)	162,806	203,494	216,208

Total cash costs (per ounce)(iii)	$(7)	$103	$106

Goldex Total Cash Costs per Ounce	2010	2009	2008

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$61,561	$54,342	$20,366

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	727	–	–

Inventory and other adjustments(i)	(253)	383	(448)

Non-cash reclamation provision	(216)	(196)	(72)

Cash operating costs	$61,819	$54,529	$19,846

Gold production (ounces)	184,386	148,849	47,347

Total cash costs (per ounce)(iii)	$335	$366	$419

2010 ANNUAL REPORT            83

Lapa Total Cash Costs per Ounce	2010	2009	2008

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$66,199	$33,472	$–

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	644	–	–

Inventory and other adjustments(i)	(4,683)	6,072	–

Non-cash reclamation provision	(57)	(25)	–

Cash operating costs	$62,103	$39,519	$–

Gold production (ounces)	117,456	52,602	–

Total cash costs (per ounce)(iii)	$529	$751	$–

Kittila Total Cash Costs per Ounce	2010	2009	2008

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$87,740	$42,464	$–

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	252	–	–

Inventory and other adjustments(i)	(4,774)	1,565	–

Non-cash reclamation provision	(334)	(254)	–

Cash operating costs	$82,884	$43,775	$–

Gold production (ounces)	126,205	65,547	–

Total cash costs (per ounce)(iii)	$657	$668	$–

Pinos Altos Total Cash Costs per Ounce	2010	2009	2008

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$90,293	$11,819	$–

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(25,052)	(625)	–

Inventory adjustments(i)	2,925	(5,356)	–

Non-cash reclamation provision	(858)	(100)	–

Stripping costs (capitalized vs expensed)(ii)	(11,857)	(253)	–

Cash operating costs	$55,451	$5,485	$–

Gold production (ounces)	130,431	9,634	–

Total cash costs (per ounce)(iii)	$425	$570	$–

84            AGNICO-EAGLE MINES LIMITED

Meadowbank Total Cash Costs per Ounce	2010	2009	2008

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$182,533	$–	$–

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(584)	–	–

Inventory adjustments(i)	6,911	–	–

Non-cash reclamation provision	(1,315)	–	–

Stripping costs (capitalized vs expensed)(ii)	(4,321)	–	–

Cash operating costs	$183,224	$–	$–

Gold production (ounces)	264,576	–	–

Total cash costs (per ounce)(iii)	$693	$–	$–

Reconciliation of Minesite Costs per Tonne to Production Costs by Mine

LaRonde Minesite Costs per Tonne	2010	2009	2008

	(thousands, except as noted)

Production costs	$189,146	$164,221	$166,496

Adjustments:

Inventory and other adjustments(iv)	3,287	234	45

Non-cash reclamation provision	(1,344)	(1,198)	(1,194)

Minesite operating costs (US$)	$191,089	$163,257	$165,347

Minesite operating costs (C$)	$194,993	$184,233	$176,893

Tonnes of ore milled (000s tonnes)	2,592	2,546	2,639

Minesite costs per tonne (C$)(v)	$75	$72	$67

Goldex Minesite Costs per Tonne	2010	2009	2008

Production costs	$61,561	$54,342	$20,366

Adjustments:

Inventory and other adjustments(iv)	(253)	383	(448)

Non-cash reclamation provision	(216)	(196)	(72)

Minesite operating costs (US$)	$61,092	$54,529	$19,846

Minesite operating costs (C$)	$62,545	$60,986	$23,224

Tonnes of ore milled (000s tonnes)	2,782	2,615	851

Minesite costs per tonne (C$)(v)	$22	$23	$27

2010 ANNUAL REPORT            85

Lapa Minesite Costs per Tonne	2010	2009	2008

Production costs	$66,199	$33,472	$–

Adjustments:

Inventory and other adjustments(iv)	(4,683)	6,072	–

Non-cash reclamation provision	(57)	(26)	–

Minesite operating costs (US$)	$61,459	$39,518	$–

Minesite operating costs (C$)	$62,771	$42,055	$–

Tonnes of ore milled (000s tonnes)	552	299	–

Minesite costs per tonne (C$)(v)	$114	$140	$–

Kittila Minesite Costs per Tonne	2010	2009	2008

Production costs	$87,740	$42,464	$–

Adjustments:

Inventory and other adjustments(iv)	(4,774)	1,565	–

Non-cash reclamation provision	(334)	(254)	–

Minesite operating costs (US$)	$82,632	$43,775	$–

Minesite operating costs (€)	€63,464	€30,568	€–

Tonnes of ore milled (000s tonnes)	960	563	–

Minesite costs per tonne (€)(v)	€66	€54	€–

Pinos Altos Minesite Costs per Tonne	2010	2009	2008

Production costs	$90,293	$11,819	$–

Adjustments:

Inventory and other adjustments(iv)	2,925	(5,356)	–

Non-cash reclamation provision	(858)	(100)	–

Stripping costs (capitalized vs expensed)(ii)	(11,857)	(253)	–

Minesite operating costs (US$)	$80,503	$6,110	$–

Tonnes of ore milled (000s tonnes)	2,318	227	–

Minesite costs per tonne (US$)(v)	$35	$27	$–

86            AGNICO-EAGLE MINES LIMITED

Meadowbank Minesite Costs per Tonne	2010	2009	2008

Production costs	$182,533	$–	$–

Adjustments:

Inventory and other adjustments(iv)	6,911	–	–

Non-cash reclamation provision	(1,315)	–	–

Stripping costs (capitalized vs expensed)(ii)	(4,321)	–	–

Minesite operating costs (US$)	$183,808	$–	$–

Minesite operating costs (C$)	$190,980	$–	$–

Tonnes of ore milled (000s tonnes)	2,001	–	–

Minesite costs per tonne (C$)(v)	$95	$–	$–

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
The Company has decided to report total cash costs per ounce using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry. The previous period's cash costs have been adjusted for comparability purposes.

(iii)
Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. This measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct metals revenues, stripping costs, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
This inventory adjustment reflects production costs associated with unsold concentrates.

(v)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments, stripping costs and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate since four operating mines are located in Canada. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the past several years. During the period from January 1, 2005 to December 31, 2010, the noon buying rate, as reported by the Bank of Canada has fluctuated from C$1.30 per US$1.00 to C$0.91 per US$1.00. In addition, a significant portion of the Company's expenditures at the Kittila Mine and the Pinos Altos Mine are denominated in Euros and Mexican pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years as well.

Exploration and Corporate Development Expense

Exploration drilling during 2010 resulted in an increase of 2.9 million ounces of gold contained in mineral reserves at the end of the year due to conversion from the mineral resource category. In spite of this conversion, the mineral resources continued to grow marginally over 2009 levels at several of the mines by approximately 0.3 million ounces.

Set out below is a summary of the significant exploration and corporate development activities undertaken in 2010:

  •
  Canadian regional exploration expenditures were $28.3 million in 2010, an increase of $17.2 million compared to 2009. This increase was mainly attributable to the exploration activities at the Meliadine property since it was acquired by the Company in July 2010. Results on the Meliadine property have been very encouraging, especially

2010 ANNUAL REPORT            87

    on the Tiriganiaq, F zone, Wolf and Wesmeg zones. In addition, aggressive exploration activities were focused a few kilometres west of the LaRonde Mine at the Company's Ellison and Bousquet Zone 5 projects.

  •
  During 2010, approximately $8.3 million of regional exploration expenses were incurred on the Pinos Altos Mine property in Mexico. The most concentrated drill programs in 2010 focused on the potential to develop satellite deposits including Cubiro, Sinter and San Eligio.

  •
  The Company incurred exploration expenditures of $7.0 million during 2010 in Nevada, a decrease of $0.1 million compared to 2009. In Nevada, exploration activities during 2010 were concentrated on the West Pequop property located in the northeastern region of the state.

  •
  During 2010, regional exploration expenditures in northern Finland were $4.6 million, a decrease of $0.8 million compared to 2009. The Company continued its aggressive exploration program at the Suurikuusikko structures around the Kittila Mine.

  •
  The Company's corporate development team continued to be active in 2010 in evaluating many new properties and possible acquisition opportunities, resulting in a doubling of the corporate development expense when compared to 2009. During 2010, the team was significantly involved with the Meliadine acquisition.

The table below sets out exploration expense by region and total corporate development expense:

	2010	2009	2008

	(thousands)

Canada (except Meliadine)	$18,423	$11,194	$7,966

Meliadine	9,923	–	–

Latin America	8,268	9,212	7,426

United States	7,042	7,176	9,347

Europe	4,569	5,325	7,017

Corporate development expense	6,733	3,372	2,948

	$54,958	$36,279	$34,704

General and Administrative Expenses

General and administrative expenses increased to $94.3 million in 2010 from $63.7 million in 2009. This was attributable to the increase of Quebec regional general and administrative expenses as this regional support division focused on new development projects in 2010 as compared to supporting the Company's construction projects in 2009, resulting in a $9.7 million increase from year to year. In addition, there was an increase in stock option expense due to a higher volume of stock options granted and an increase in the Black-Scholes calculated value of the options granted. Of the total general and administrative expenses, stock-based compensation was $38.1 million and $27.1 million in 2010 and 2009, respectively.

Provincial Capital Taxes

These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. Provincial capital taxes decreased to a recovery of $6.1 million in 2010 compared to an expense of $5.0 million in 2009 due to the reinstatement of previously disallowed Quebec resource credits. Ontario capital tax was eliminated on July 1, 2010, while Quebec capital tax was eliminated at the end of 2010. Therefore, the provincial capital tax expense is expected to be nil in 2011 and going forward.

Amortization Expense

The consolidated amortization expense for the year increased to $192.5 million in 2010, compared to $72.5 million in 2009, largely as a result of a full year of production at the Kittila, Lapa and Pinos Altos Mines during 2010 and the commencement of commercial production at the Meadowbank Mine during March 2010. Amortization expense commences once a mine achieves commercial production.

88            AGNICO-EAGLE MINES LIMITED

Interest Expense

In 2010, interest expense increased to $49.5 million from $8.4 million in 2009 and $3.0 million in 2008. The table below shows the components of interest expense:

	2010	2009	2008

	(thousands)

Stand-by fees on credit facilities	$8,159	$2,730	$1,163

Amortization of credit facilities financing and note issuance costs	3,507	2,392	1,192

Government interest, penalties and other	2,165	3,326	597

Interest on credit facilities	10,795	15,470	4,584

Interest on notes	29,423	–	–

Interest capitalized to construction in progress	(4,556)	(15,470)	(4,584)

	$49,493	$8,448	$2,952

Foreign Currency Translation Gain

The foreign currency translation loss was $19.5 million in 2010, compared to a loss of $39.8 million in 2009. The significant negative effect of exchange rates is attributable to the weakening of the US dollar against the Canadian dollar and the Euro during 2010. The loss is mainly due to the impact on the foreign currency future tax liabilities and is partially off-set by the impact on cash balances in Canadian dollars and Swedish krona, the currency in which the Company's Swedish subsidiaries pay tax.

Income and Mining Taxes

In 2010, the effective accounting income and mining tax expense rate was 23.7%, compared to 19.9% in 2009 and 23.8% in 2008. There was one unusual item recognized in 2010, which reduced the effective tax rate from the statutory tax rate. During the second quarter of 2010, the Company executed the newly enacted Quebec foreign currency election to commence using the US dollar as its functional currency for Quebec income tax purposes. As the related tax legislation was enacted in the second quarter of 2010, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.8 million for the period ended December 31, 2010.

The beneficial unusual item above is partially offset by permanent differences, principally stock-based compensation that is not deductible for tax purposes in Canada and non-taxable foreign exchange losses. In addition, Quebec mining duties (current and deferred) increase the effective tax rate.

Supplies Inventory

The supplies inventory balance as of December 31, 2010 increased significantly to $149.6 million, compared to the December 31, 2009 balance of $100.9 million. This increase is mainly attributable to the build-up of supplies inventory at the Meadowbank Mine due to a full year of production and an increased consumption of supplies (including fuel) due to operating conditions and increased maintenance requirements. In addition, supplies inventory at the Pinos Altos Mine increased to support underground mining operations and operations at the Creston Mascota deposit.

During July 2010, the Company acquired Comaplex, whose sole asset at the time it was acquired was the Meliadine property located in Nunavut, Canada, 290 kilometres southeast of the Company's existing Meadowbank Mine. The Company expects to achieve efficiencies by leveraging experience gained from the development of the Meadowbank Mine, if it determines to build a mine at Meliadine. This acquisition was accounted for as a business combination under US GAAP and resulted in the recognition of $200.1 million in goodwill.

Liquidity and Capital Resources

At the end of 2010, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $104.6 million, compared to $163.6 million at the end of 2009. This decrease, which resulted from investing and financing activities, was partially offset by operating activities. In 2010, cash used in investing activities decreased to

2010 ANNUAL REPORT            89

$523.3 million from $587.6 million in 2009. The investing activities in 2010 mainly consisted of project capital expenditures at the Meadowbank Mine, the LaRonde Mine extension, the Creston Mascota deposit and sustaining capital expenditures at all of the Company's operating mines. Cash flow provided by operating activities increased significantly to $483.5 million in 2010 from $115.1 million in 2009 mainly due to the full year of production from the Kittila, Lapa and Pinos Altos Mines and ten months of production from the Meadowbank Mine. In addition, higher realized sales prices for all metals, especially gold, also contributed to the increase of cash flow provided by operating activities. In 2010, cash used in financing activities increased to $21.9 million compared to 2009 when cash provided from financing activities was $559.8 million. The cash provided from financing activities in 2009 was mainly attributable to the bank debt drawdowns of $625.0 million.

In 2010, the Company invested $511.6 million of cash in new projects and sustaining capital expenditures. Major expenditures in 2010 included $173.9 million on construction at the Meadowbank Mine, $62.0 million on construction at the LaRonde Mine extension, $43.4 million on construction at the Creston Mascota deposit and $225.0 million for sustaining capital expenditures at the LaRonde, Goldex, Kittila, Lapa and Pinos Altos Mines. The remaining capital expenditures to complete all of the Company's projects are expected to be funded by cash provided by operating activities and cash on hand. A significant portion of the Company's cash and cash equivalents are denominated in US dollars.

During 2010, the Company received net proceeds on available-for-sale securities equal to $36.6 million compared to $48.3 million during 2009. Also during 2010, the Company purchased available-for-sale securities for $42.5 million compared to $6.4 million in 2009. This was mainly due to the 12.7% ownership position acquired in Queenston Mining Incorporated during the fourth quarter of 2010.

In 2010, the Company declared its 29th consecutive annual dividend. The dividend increased significantly to $0.64 per share from $0.18 per share in 2009. During the first quarter of 2010, the Company paid out its 2009 dividend, amounting to $26.8 million. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements. Also in 2010, the Company issued common shares for gross proceeds of $84.7 million. This was mainly due to stock option exercises and issuances under the Company's employee share purchase plan.

In 2010, the Company increased amounts available from the syndicate of banks that comprised its lenders from an aggregate of $900 million to $1.2 billion in a transaction under which the Company also terminated one of its bank credit facilities (see note 4 to the Company's audited consolidated financial statements).

As at December 31, 2010, the Company had drawn $50.0 million from its bank credit facility. In addition, the amounts available under the credit facility are reduced by letters of credit drawn under the facility. Letters of credit outstanding under the credit facility at December 31, 2010 totalled $29.4 million. Accordingly, the amount available to be borrowed as at December 31, 2010, was approximately $1.12 billion. The credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. These financial condition covenants were met as of December 31, 2010.

In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of the Company in favour of certain beneficiaries in respect of obligations relating to the Meadowbank Mine. As at December 31, 2010, outstanding letters of credit drawn under the EDC Facility totalled C$75.6 million.

On April 7, 2010, the Company closed a note offering with institutional investors in the United States and Canada for a private placement of $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "Notes"). The Notes have a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of Notes were used to repay amounts under the Company's then outstanding credit facilities.

90            AGNICO-EAGLE MINES LIMITED

Agnico-Eagle's contractual obligations as at December 31, 2010 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years

	(millions)

Letter of credit obligations	$2.3	$–	$2.3	$–	$–

Reclamation obligations(1)	179.6	2.0	4.7	6.4	166.5

Purchase commitments	61.8	10.3	13.7	8.9	28.9

Pension obligations(2)	5.8	0.1	1.5	1.0	3.7

Capital and operating leases	64.2	14.5	31.0	13.8	4.9

Long-term debt repayment obligations(3)	650.0	–	–	50.0	600.0

Total(4)	$963.7	$26.9	$52.7	$80.1	$804.0

Notes:

(1)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with ASC 410-20 – Asset Retirement Obligations (prior authoritative literature: FASB Statement No. 143, "Accounting for Asset Retirement Obligations"). See Note 5(a) to the audited consolidated financial statements.

(2)
The Company has retirement compensation arrangement plans (the "RCA Plans") with certain executives. The RCA Plans provide pension benefits to each of these executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA Plans are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(3)
For the purposes of the Company's obligations to repay amounts outstanding under its credit facility, the Company has assumed that the indebtedness will be repaid at the current expiry date of the credit facility.

(4)
The Company's estimated future positive cash flows are expected to be sufficient to satisfy the obligations set out above.

Off-Balance Sheet Arrangements

The Company has the following off-balance sheet arrangements: operating leases (see Note 13(b) to the audited consolidated financial statements) and $111.3 million of outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes (see Note 12 to the audited consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the penalties or obligations would be insignificant based on the Company's liquidity position, as outlined in the table below.

2010 ANNUAL REPORT            91

2011 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2011 mandatory expenditure commitments (including the future obligations set out above) and discretionary expenditure commitments. The following table sets out expected future capital requirements and resources for 2011:

Amount

(millions)

2011 Mandatory Commitments:

Contractual obligations (from table above)	$27

Dividend payable (declared in 2010)	108

Goldex government grant	3

Total 2011 mandatory expenditure commitments	$138

2011 Discretionary Commitments:

Budgeted capital expenditures	$313

Total 2011 mandatory and discretionary expenditure commitments	$451

2011 Capital Resources:

Cash, cash equivalents and short term investments (at December 31, 2010)	$102

Estimated 2011 operating cash flow	476

Working capital (at December 31, 2010) (excluding cash, cash equivalents and short-term investments)	269

Available under the Credit Facilities	1,121

Total 2011 Capital Resources	$1,968

While the Company believes its capital resources will be sufficient to satisfy all 2011 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which includes its construction projects and future dividends, should extremely negative financial circumstances arise in the future.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Preliminary Note – Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

LaRonde Mine Extension

In 2011, payable gold production at the LaRonde Mine is expected to be approximately 157,200 ounces of gold, as the gold grade of the stopes scheduled to be mined does not increase until late in the year, when the deeper, gold-rich ore of the LaRonde Mine extension will be accessed. Total cash costs per ounce at the LaRonde Mine in 2011 are expected to be approximately $54 reflecting the assumption of significantly higher silver and copper prices (byproduct metal revenue) going forward.

Over the 2012 to 2015 period, annual average gold production is expected to be approximately 290,000 ounces. Over the same period, total cash costs per ounce are expected to average approximately $381 as byproduct revenues are projected to decline significantly, largely due to lower zinc grades at depth. However, depending on prevailing byproduct prices over the next several years, the potential exists to extend the life of the upper mine by mining lower grade (predominantly zinc)

92            AGNICO-EAGLE MINES LIMITED

ore that becomes economic. The effect of this would likely be lower total cash costs per ounce due to the byproduct metal revenue.

Goldex Mine

The Goldex Mine is anticipated to produce approximately 183,500 ounces of gold in 2011 at estimated total cash costs per ounce of approximately $349. This is in line with the total cash costs per ounce incurred in 2010 and compares favourably to 2009, which reflects the ongoing optimization efforts at the mine and improved throughput.

Over the period of 2012 through 2015, annual average gold production of approximately 179,000 ounces is expected, with total cash costs per ounce estimated to average approximately $344.

Due to exploration success in 2010, it is possible that the mine life may be extended as the deeper D-Zone is explored and quantified. Beginning in 2011, it is expected that a ramp will be driven below the current workings to facilitate additional drilling which would be incorporated in a feasibility study considering the extraction of this zone. The study is expected to be completed in mid-2013.

Kittila Mine

In 2011, the Kittila Mine is expected to produce approximately 149,700 ounces of gold, while from 2012 through 2015, it is expected to produce an average of 173,000 ounces per year. Total cash costs per ounce in 2011 are expected to be approximately $548 per ounce. From 2012 through 2015, total cash costs per ounce are expected to average approximately $501.

Reflecting the continued growth of the Kittila orebody, a feasibility study regarding an initial expansion is underway. The study, which will evaluate the potential for an expansion of at least 50% in throughput, is expected to be completed in the third quarter of 2011.

Lapa Mine

Gold production during 2011 is expected to be approximately 124,800 ounces at estimated total cash costs per ounce of approximately $518. Over the period of 2012 to 2014, annual average gold production of approximately 119,000 ounces is expected, with total cash costs per ounce expected to average $535. According to the current mine plan, the last year of the mine's life will be a partial year in 2015. However, the Company will continue its exploration program at Lapa in 2011 and plans to extend the underground exploration drift to facilitate drilling along the trend to the east and at depth. These areas have not previously been explored. The drilling is intended to investigate the possibility of extending the mine life.

Pinos Altos Mine

Total gold production in 2011 is expected to be approximately 199,000 ounces at estimated total cash costs per ounce of approximately $406. Over the period of 2012 to 2015, the mine (including production from the Creston Mascota deposit) is expected to produce an average of 230,000 ounces of gold per year. From 2012 through 2015, total cash costs per ounce are expected to average approximately $334.

Construction on the satellite Creston Mascota deposit was completed with the first gold production occurring during the fourth quarter of 2010. Commercial production at this heap leach operation is expected to be achieved in the first quarter of 2011.

The Company is evaluating alternatives with respect to increasing the underground mine capacity at Pinos Altos either through an additional production ramp or a production shaft. The study is expected to be completed near the end of 2011. In 2011, studies are continuing in regards to the development of several other satellite deposits on the Pinos Altos concession package including the Sinter, Cubiro and San Eligio zones. Exploration activities in 2011 will focus on conversion of current gold resources to reserves and extending the mine life.

Meadowbank Mine

Gold production in 2011 is expected to be approximately 361,600 ounces at estimated total cash costs per ounce of approximately $597. The mine is expected to produce an average of 399,000 ounces of gold per year from 2012 to 2015. From 2012 through 2015, total cash costs per ounce are expected to average approximately $511.

The Meadowbank Mine is still early in its life cycle (commercial production achieved March 2010) and as such continues to go through start-up issues that are not uncommon for a large, complex and remote mine. The 2011 production forecast

2010 ANNUAL REPORT            93

reflects continued progress in resolving these start-up issues, and the installation of a permanent secondary crushing unit during the third quarter, which is expected to resolve crushing issues, thereby reaching design capacity of 8,500 tonnes per day.

In early 2011, the kitchen facilities to support the employee camp at the Meadowbank Mine sustained extensive damage as a result of a fire. The fire was contained to the kitchen and there were no injuries sustained. Although processing and mining operations continue, the Company is assessing the potential impact on short-term production of any temporary reduction in personnel.

During the 2011 drilling season, conversion and expansion of the indicated and inferred resource around the southern end of the Goose deposit will remain the priority. In addition, the exploration program in 2011 will continue to focus on resource-to-reserve conversion and the expansion of resources and reserves at the Vault deposit where recent exploration has suggested that additional mineralization may have the potential to extend the life of the mine.

Meliadine Project

In July 2010, Agnico-Eagle completed the acquisition of the Meliadine project near Rankin Inlet, Nunavut.

The initial reserve estimate is 2.6 million ounces of gold from 9.5 million tonnes grading 8.5 grams per tonne. It is expected that this reserve will continue to grow rapidly as the large gold resource is drilled extensively over the next 12 months. Pending further drilling, feasibility study and a determination by the company to commence mining operations, this large gold deposit could have first production as early as late in 2015 or early 2016. Approximately $65 million is expected to be spent on Meliadine in 2011.

Growth Summary

With the achievement of commercial production of the Goldex Mine in 2008, Kittila, Lapa and Pinos Altos Mines in 2009 and the Meadowbank Mine in March 2010, the Company has completed its transformation from a one-mine operation to a six-mine company resulting in record gold reserves and record annual financial and operating results. As the Company begins the next five-year growth phase from its expanded production platform, it will continue to deliver on its vision and growth strategy. In 2010, gold production increased significantly by 100% from 2009 levels to 987,609 ounces and in 2011, the Company is anticipating that total gold production will grow to between approximately 1.13 and 1.23 million ounces. Based on exploration results to date and planned exploration programs in 2011, the Company believes it is well positioned to potentially have several five-million-ounce gold deposits. The Company's goal is to increase gold reserves from its existing portfolio of mines and development projects, exceeding 22 million ounces by year-end 2011. Further internal growth opportunities are expected to add to production post-2011. In summary, the Company anticipates that the main contributors to the targeted increase in gold production, gold reserves, and increases to gold resources, could include:

  •
  Continued conversion of Agnico-Eagle's current gold resources to reserves

  •
  Increased production from LaRonde as the mine accesses the deeper higher grade orebody

  •
  At least 50% throughput expansion at the Kittila Mine, reflecting continued growth of orebody

  •
  Resource conversion and continued expansion along strike at Meliadine project

  •
  Expansion at depth and along strike of D zone at Goldex

  •
  Resource expansion and scoping study at Bousquet Zone 5 deposit

  •
  Extension of the Westwood deposit on the Ellison property, immediately west of LaRonde and Bousquet

  •
  Resource conversion at Lapa Zulapa Corridor target and extension of the Lapa Contact zone

  •
  Extension at depth and along strike at Goose Island and Goose South at Meadowbank

  •
  Extension to the south and east at the Vault deposit at Meadowbank

  •
  Extensions at depth at the Sinter and Cubiro zones at Pinos Altos

94            AGNICO-EAGLE MINES LIMITED

Financial Outlook

Mining Revenue and Production Costs

In 2011, the Company expects to continue to generate strong cash flow as production volumes are expected to increase by approximately 18% to between 1.13 million ounces and 1.23 million ounces due to relatively steady production at the LaRonde, Goldex, Pinos Altos and Lapa Mines and the ramping up to designed capacity at the Kittila and Meadowbank Mines. Metal prices will have a large impact on financial results and, although the Company cannot predict the prices that will be realized in 2011, gold prices in early 2011 (to March 18, 2011) have remained strong. On March 18, 2011, the gold spot price closed at an all time record high of $1,438 per ounce.

The table below sets out actual production for 2010 and estimated production in 2011.

	2011 Estimate	2010 Actual

Gold (ounces)	1,175,800	987,609

Silver (000s ounces)	6,224	5,305

Zinc (tonnes)	71,800	62,544

Copper (tonnes)	4,386	4,224

For 2011, the Company is expecting total cash costs per ounce at the LaRonde Mine to be $54 compared to negative $7 in 2010. In calculating estimates of total cash costs per ounce, net silver, zinc and copper revenue is treated as a reduction of production costs, and therefore production and price assumptions for these metals play an important role in these estimates for the LaRonde Mine, due to its large byproduct production. An increase in byproduct metal prices above forecast levels would result in improved cash costs for the LaRonde Mine. In addition, the Pinos Altos Mine contains significant byproduct silver.

In 2011, total cash costs per ounce at the Goldex, Kittila, Lapa, Pinos Altos and the Meadowbank Mines are expected to be $349, $548, $518, $406 and $597, respectively. As production costs at the LaRonde, Goldex, Lapa and Meadowbank Mines are denominated mostly in Canadian dollars, the production costs at the Kittila Mine are denominated mostly in Euros and the production costs at the Pinos Altos Mine are denominated mostly in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the estimates. The foreign exchange rates have been trending unfavorably for the Company as the US dollar has depreciated relative to these currencies since late 2010.

The table below sets out the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2011 (production estimates for each metal are shown in the table above) as well as the market average closing prices for each variable for the period of January 1 to March 18, 2011.

	Cash Cost Assumptions	Market Average

Silver (per ounce)	$22.00	$31.01

Zinc (per tonne)	$2,100	$2,402

Copper (per tonne)	$8,000	$9,661

C$/US$ exchange rate	$1.0300	$0.9871

Euro/US$ exchange rate	$0.7692	$0.7350

2010 ANNUAL REPORT            95

The table below sets out the estimated approximate sensitivity of the Company's 2011 estimated total cash costs per ounce to a change in metal price and exchange rate assumptions:

Change in variable	Impact on total cash costs

($/oz.)

1% C$/US$	$5

1% Euro/US$	$1

$100/per tonne of Zinc	$6

$1/oz Silver	$5

$200/per tonne of Copper	$1

Note:

The sensitivities presented are based on the production and price assumptions set out above. Operating costs are not affected by fluctuations in byproduct metal prices. The Company may use derivative strategies to limit the downside risk associated with fluctuating byproduct metal prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar, Euro and Mexican peso operating and capital needs. Please see "Item 11  Quantitative and Qualitative Disclosures about Market Risk – Risk Profile – Metal Price and Foreign Currency" and "Item 11  Quantitative and Qualitative Disclosures about Market Risk – Risk Profile – Financial Instruments". Please see "– Results of Operations – Production Costs" above for a discussion about the use of the non-US GAAP financial measure total cash costs per ounce.

Exploration Expense

In 2011, Agnico-Eagle expects expenditures of $105 million on grassroots exploration and corporate development, comprised mostly of grassroots exploration outside of the Company's currently contemplated mining areas in Canada, Latin America, Finland and the United States. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs. In addition, when it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of exploration to further delineate the ore body on such property are capitalized. In 2011, the Company expects to capitalize $40 million on exploration related to further delineating ore bodies and converting resources into reserves.

Other Expenses

Cash general and administrative expenses are not expected to increase materially in 2011; however non-cash variances may occur as a result of variances in the Black-Scholes pricing of any stock options granted by the Company in 2011. In 2011, provincial capital taxes are expected to be nil since the Ontario provincial capital tax was eliminated on July 1, 2010 and Quebec capital tax was eliminated at the end of 2010. Amortization is expected to be approximately $227 million mainly due to the first full year of amortization of the Meadowbank Mine. Interest expense in 2011 is expected to be approximately $49 million due to the long-term debt and standby fees associated with the $1.2 billion credit facility. The Company's effective tax rate is expected to be approximately 30% to 35% in 2011 compared to an effective rate of 23.7% in 2010. The lower effective rate in 2010 was due to the factors mentioned in "– Results of Operations – Income and Mining Taxes" above.

Capital Expenditures

Agnico-Eagle's gold growth program remains well funded. Capital expenditures, including construction and development costs, sustaining capital and capitalized exploration costs, are expected to total approximately $313 million in 2011. During 2011, the Company expects to generate internal cash flow from the sale of 1.13 – 1.23 million ounces of gold and the associated byproduct metals. The breakdown of the 2011 capital expenditures program is as follows:

  •
  $55 million in capital expenditures related to construction and development at the LaRonde Mine extension;

  •
  $41 million in sustaining capital expenditures related to the LaRonde Mine;

  •
  $6 million in capital expenditures related to construction and development at the Creston Mascota deposit at the Pinos Altos Mine;

  •
  $26 million in sustaining capital expenditures related to the Pinos Altos Mine;

96            AGNICO-EAGLE MINES LIMITED

  •
  $52 million in sustaining capital expenditures related to the Kittila Mine;

  •
  $26 million in sustaining capital expenditures related to the Goldex Mine;

  •
  $53 million in sustaining capital expenditures related to the Meadowbank Mine;

  •
  $14 million in sustaining capital expenditures related to the Lapa Mine; and

  •
  $40 million in capitalized exploration expenditures.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 18, 2011 were exercised:

Common shares outstanding at March 18, 2011	168,944,915

Employee stock options	9,082,770

Warrants	8,600,000

186,627,685

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

The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its audited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board and the Audit Committee has reviewed the Company's disclosure in this 20-F.

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

Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achieving of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

2010 ANNUAL REPORT            97

Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

The carrying values of mining properties, plant and equipment and mine development costs are periodically reviewed for possible impairment, when impairment factors exist, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable mineral reserves. To the extent that economic value exists beyond the proven and probable mineral reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Revenue Recognition

Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally, all the gold and silver in the form of doré bars recovered in the Company's milling process is sold in the period in which it is produced.

Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc, copper and lead in the concentrate are set based on the prevailing spot market metal prices on a specified future date, which is based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct metals sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Costs

On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO which has a material balance. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expenses, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. The Company did record some adjustments for changes in estimates of the AROs at our operating mines in 2010. AROs arise from the acquisition, development, construction and operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing

98            AGNICO-EAGLE MINES LIMITED

and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor, whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, in either case, any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by ASC 410 – Asset Retirement and Environmental Obligations (Prior authoritative literature: FASB Statement No. 143, Accounting for Asset Retirement Obligations) are expensed as incurred.

Future Tax Assets and Liabilities

Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have greater than 50 percent likelihood of being ultimately realized upon settlement.

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

On December 12, 2008, the Company executed a Canadian federal tax election to commence using the US dollar as its functional currency for federal Canadian income tax purposes. As the related tax legislation was enacted in the first quarter of 2009, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.0 million for the year ended December 31, 2009.

During the second quarter of 2010, the Company executed the newly enacted Quebec foreign currency election to commence using the U.S. dollar as its functional currency for Quebec income tax purposes. As the related tax legislation was enacted in the second quarter of 2010, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.8 million for the year ended December 31, 2010.

Financial Instruments

Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations of base metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs as well. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

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

2010 ANNUAL REPORT            99

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

Commercial Production

The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Stripping Costs

Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine. Please refer to notes (ii) and (iii) of the "Reconciliation of Total Cash Costs per Ounce of Gold to Production Costs by Mine" section above for a discussion of stripping costs with regards to "cash costs".

100            AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

CONSOLIDATED FINANCIAL DATA

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	Total 2009

	(thousands of United States dollars, except where noted)

Income contribution analysis

LaRonde Mine	$37,647	$50,652	$40,276	$59,425	$188,000

Goldex Mine	$18,466	$19,107	$16,687	$33,891	88,151

Kittila Mine	–	$3,145	$884	$14,964	18,993

Lapa Mine	–	$(833)	$2,751	$8,019	9,937

Pinos Altos Mine	–	–	–	2,363	2,363

Operating margin	56,113	72,071	60,598	118,662	307,444

Amortization	12,130	15,470	23,200	21,661	72,461

Corporate expenses	14,647	38,016	44,007	30,275	126,945

Income (loss) before tax	29,336	18,585	(6,609)	66,726	108,038

Tax provision (recovery)	(25,005)	17,358	10,357	18,790	21,500

Net income (loss) for the period	$54,341	$1,227	$(16,966)	$47,936	$86,538

Net income (loss) per share – basic	$0.35	$0.01	$(0.11)	$0.31	$0.55

Net income (loss) per share – diluted	$0.35	$0.01	$(0.11)	$0.30	$0.55

Cash flows

Operating cash flow	$48,823	$26,369	$(13,787)	$53,701	$115,106

Investing cash flow	$(155,422)	$(155,730)	$(136,756)	$(139,703)	$(587,611)

Financing cash flow	$216,447	$88,247	$217,590	$37,534	$559,818

Realized prices

Gold (per ounce)	$969	$962	$939	$1,153	$1,024

Silver (per ounce)	$13.53	$14.32	$15.59	$19.17	$15.54

Zinc (per tonne)	$1,213	$1,698	$1,932	$2,506	$1,808

Copper (per tonne)	$4,110	$5,832	$7,580	$7,469	$6,140

Payable production:(1)

Gold (ounces)

LaRonde Mine	51,339	58,034	47,726	46,395	203,494

Goldex Mine	35,959	35,645	31,169	46,076	148,849

Kittila Mine	4,514	13,771	18,284	35,269	71,838

Lapa Mine	–	11,603	18,409	22,590	52,602

Pinos Altos Mine	–	–	3,175	13,014	16,189

	91,812	119,053	118,763	163,344	492,972

2010 ANNUAL REPORT            101

Silver (ounces in thousands)

LaRonde Mine	1,029	1,034	995	861	3,919

Pinos Altos Mine	–	–	16	100	116

	1,029	1,034	1,011	961	4,035

Zinc (LaRonde Mine) (tonnes)	13,291	14,928	12,516	15,451	56,186

Copper (LaRonde Mine) (tonnes)	1,682	2,066	1,400	1,523	6,671

Payable metal sold:

Gold (ounces)

LaRonde Mine	53,516	59,608	48,959	42,751	204,834

Goldex Mine	30,901	33,501	32,572	48,241	145,215

Kittila Mine	–	6,780	21,946	30,635	59,361

Lapa Mine	–	3,167	14,669	23,885	41,721

Pinos Altos Mine	–	–	594	11,935	12,529

	84,417	103,056	118,740	157,447	463,660

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

102            AGNICO-EAGLE MINES LIMITED

CONSOLIDATED FINANCIAL DATA

	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	Total 2010

	(thousands of United States dollars, except where noted)

Income contribution analysis

LaRonde Mine	$45,387	$43,614	$48,722	$65,517	$203,240

Goldex Mine	26,423	42,635	44,349	50,122	163,529

Kittila Mine	11,470	16,625	26,838	17,467	72,400

Lapa Mine	21,273	20,204	17,764	25,477	84,718

Pinos Altos Mine	12,631	22,626	15,089	34,998	85,344

Meadowbank Mine	2,171	35,179	49,042	49,426	135,818

Operating margin	119,355	180,883	201,804	243,007	745,049

Amortization	30,503	44,003	48,145	69,835	192,486

Corporate expenses	47,578	28,331	(9,818)	51,269	117,360

Income before tax	41,274	108,549	163,477	121,903	435,203

Tax provision	18,942	8,189	42,016	33,940	103,087

Net income for the period	$22,332	$100,360	$121,461	$87,963	$332,116

Net income per share – basic	$0.14	$0.64	$0.73	$0.53	$2.05

Net income per share – diluted	$0.14	$0.63	$0.71	$0.51	$2.00

Cash flows

Operating cash flow	$74,491	$161,574	$156,829	$90,576	$483,470

Investing cash flow	$(119,329)	$(116,826)	$(163,798)	$(123,353)	$(523,306)

Financing cash flow	$(1,646)	$(10,422)	$531	$(10,408)	$(21,945)

Realized prices

Gold (per ounce)	$1,111	$1,222	$1,235	$1,387	$1,250

Silver (per ounce)	$17.87	$19.29	$20.53	$31.96	$22.56

Zinc (per tonne)	$2,235	$1,890	$2,151	$2,391	$2,165

Copper (per tonne)	$7,288	$6,581	$8,689	$10,311	$8,182

Payable production:(1)

Gold (ounces)

LaRonde Mine	45,036	41,533	37,832	38,405	162,806

Goldex Mine	42,269	48,334	50,672	43,111	184,386

Kittila Mine	24,547	31,593	40,344	29,721	126,205

Lapa Mine	31,553	28,927	27,687	29,289	117,456

Pinos Altos Mine	26,228	29,665	35,248	39,289	130,431

Creston Mascota Mine	–	–	–	666	666

2010 ANNUAL REPORT            103

Meadowbank Mine	18,599	77,676	93,395	75,990	265,659

	188,232	257,728	285,178	256,471	987,609

Silver (ounces in thousands)

LaRonde Mine	875	860	1,080	766	3,581

Pinos Altos Mine	222	248	290	427	1,185

Creston Mascota Mine	–	–	–	493	493

Meadowbank Mine	2	12	18	14	46

	1,099	1,120	1,388	1,698	5,305

Zinc (LaRonde Mine) (tonnes)	14,224	18,465	14,915	14,939	62,544

Copper (LaRonde Mine) (tonnes)	1,052	1,056	1,181	935	4,224

Payable metal sold:

Gold (ounces)

LaRonde Mine	45,240	41,666	36,979	39,896	163,781

Goldex Mine	37,863	48,310	49,117	48,067	183,357

Kittila Mine	30,674	28,588	41,655	28,722	129,639

Lapa Mine	34,193	31,920	25,846	31,177	123,136

Pinos Altos Mine	20,965	30,634	31,759	39,156	122,514

Meadowbank Mine	7,103	70,182	93,495	79,849	250,629

	176,038	251,300	278,851	266,867	973,056

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

104            AGNICO-EAGLE MINES LIMITED

FIVE YEAR FINANCIAL AND OPERATING SUMMARY

FINANCIAL DATA

		2010		2009		2008		2007		2006

		(thousands of United States dollars, except where noted)

Revenues from mining operations		$1,422,521		$613,762		$368,938		$432,205		$464,632

Interest, sundry income and gain on available-for-sale securities		94,879		26,314		(37,465)		29,230		45,915

		1,517,400		640,076		331,473		461,435		510,547

Costs and expenses		1,082,197		532,038		235,482		302,157		249,904

Income before income taxes		435,203		108,038		95,991		159,278		260,643

Income and mining taxes expense (recovery)		103,087		21,500		22,824		19,933		99,306

Net income		$332,116		$86,538		$73,167		$139,345		$161,337

Net income per share – basic		$2.05		$0.55		$0.51		$1.05		$1.40

Net income per share – diluted		$2.00		$0.55		$0.50		$1.04		$1.35

Operating cash flow		$483,470		$115,106		$121,175		$246,329		$227,015

Investing cash flow		$(523,306)		$(587,611)		$(917,549)		$(373,099)		$(299,723)

Financing cash flow		$(21,945)		$559,818		$558,072		$126,508		$297,816

Dividends declared per share		$0.64		$0.18		$0.18		$0.18		$0.12

Capital expenditures		$511,641		$657,175		$908,853		$523,793		$149,185

Average gold price per ounce realized		$1,250		$1,024		$879		$748		$622

Average exchange rate – C$ per $	C$	1.0301	C$	1.1415	C$	1.0669	C$	1.0738	C$	1.1344

Weighted average number of common shares outstanding (in thousands)		162,343		155,942		144,741		132,768		115,461

Working capital (including undrawn credit lines)		$1,491,471		$598,581		$508,335		$751,587		$839,898

Total assets		$5,500,351		$4,427,357		$3,378,824		$2,735,498		$1,521,488

Long-term debt		$650,000		$715,000		$200,000		$–		$–

Shareholders' equity		$3,665,450		$2,751,761		$2,517,756		$2,058,934		$1,252,405

Operating Summary

LaRonde Mine

Revenues from mining operations		$392,386		$352,221		$330,652		$432,205		$464,632

Production costs		189,146		164,221		166,496		166,104		143,753

Gross profit (exclusive of amortization shown below)		$203,240		$188,000		$164,156		$266,101		$320,879

Amortization		30,404		28,392		28,285		27,757		25,255

Gross profit		$172,836		$159,608		$135,871		$238,344		$295,624

2010 ANNUAL REPORT            105

Tonnes of ore milled		2,592,252		2,545,831		2,638,691		2,673,463		2,673,080

Gold – grams per tonne		2.17		2.75		2.84		2.95		3.13

Gold production – ounces		162,806		203,494		216,208		230,992		245,826

Silver production – ounces (in thousands)		3,581		3,919		4,079		4,920		4,956

Zinc production – tonnes		62,544		56,186		65,755		71,577		82,183

Copper production – tonnes		4,224		6,671		6,922		7,482		7,289

Total cash costs (per ounce):

Production costs		$1,162		$807		$770		$719		$585

Less: Net byproduct revenues		(1,180)		(699)		(658)		(1,082)		(1,240)

Inventory adjustments		19		1		–		4		(31)

Accretion expense and other		(8)		(6)		(6)		(6)		(4)

Total cash costs (per ounce)(1)		$(7)		$103		$106		$(365)		$(690)

Minesite costs per tonne(1)	C$	75	C$	72	C$	67	C$	66	C$	62

Notes:

(1)
Minesite costs per tonne and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "– Results of Operations – Production Costs" above.

106            AGNICO-EAGLE MINES LIMITED

		2010		2009		2008		2007		2006

		(thousands of United States dollars, except where noted)

Goldex Mine

Revenues from mining operations		$225,090		$142,493		$38,286		$–		$–

Production costs		61,561		54,342		20,366		–		–

Gross profit (exclusive of amortization shown below)		$163,529		$88,151		$17,920		$–		$–

Amortization		21,428		21,716		7,250		–		–

Gross profit		$142,101		$66,435		$10,670		$–		$–

Tonnes of ore milled		2,781,564		2,614,645		1,118,543		–		–

Gold – grams per tonne		2.21		1.98		1.86		–		–

Gold production – ounces		184,386		148,849		57,436		–		–

Total cash costs (per ounce):

Production costs		$333		$365		$430		$–		$–

Less:

Net byproduct revenues		4

Inventory adjustments		(1)		3		(9)		–		–

Accretion expense and other		(1)		(1)		(2)		–		–

Total cash costs (per ounce)(1)		$335		$367		$419		$–		$–

Minesite costs per tonne(1)	C$	22	C$	23	C$	27	C$	–	C$	–

Lapa Mine

Revenues from mining operations		$150,917		$43,409		$–		$–		$–

Production costs		66,199		33,472		–		–		–

Gross profit (exclusive of amortization shown below)		$84,718		$9,937		$–		$–		$–

Amortization		31,986		9,906		–		–		–

Gross profit		$52,732		$31		$–		$–		$–

Tonnes of ore milled		551,739		299,430		–		–		–

Gold – grams per tonne		8.26		7.29		–		–		–

Gold production – ounces		117,456		52,602		–		–		–

Total cash costs (per ounce):

Production costs		$564		$636		$–		$–		$–

Less:

Net byproduct revenues		5		–		–		–		–

Inventory adjustments		$(40)		115		–		–		–

Accretion expense and other		–		–		–		–		–

Total cash costs (per ounce)(1)		$529		$751		$–		$–		$–

Minesite costs per tonne(1)		$114	C$	140	C$	–	C$	–	C$	–

2010 ANNUAL REPORT            107

Kittila Mine

Revenues from mining operations	$160,140	$61,457	$–	$–	$–

Production costs	87,740	42,464	–	–	–

Gross profit (exclusive of amortization shown below)	$72,400	$18,993	$–	$–	$–

Amortization	31,488	10,909	–	–	–

Gross profit	$40,912	$8,084	$–	$–	$–

Tonnes of ore milled	960,365	563,238	–	–	–

Gold – grams per tonne	5.41	5.02	–	–	–

Gold production – ounces	126,205	71,838	–	–	–

Total cash costs (per ounce):

Production costs	$695	$648	$–	$–	$–

Less:

Net byproduct revenues	2	–	–	–	–

Inventory adjustments	(38)	24	–	–	–

Accretion expense and other	(2)	(4)	–	–	–

Total cash costs (per ounce)(1)	$657	$668	$–	$–	$–

Minesite costs per tonne(1)	€66	€54	€–	€–	€–

108            AGNICO-EAGLE MINES LIMITED

		2010		2009		2008		2007		2006

		(thousands of United States dollars, except where noted)

Pinos Altos Mine

Revenues from mining operations		$175,637		$14,182		$–		$–		$–

Production costs		90,293		11,819		–		–		–

Gross profit (exclusive of amortization shown below)		$85,344		$2,363		$–		$–		$–

Amortization		21,577		1,524		–		–		–

Gross profit		$63,767		$839		$–		$–		$–

Tonnes of ore milled		2,318,266		227,394		–		–		–

Gold – grams per tonne		1.95		1.08		–		–		–

Gold production – ounces		130,431		16,189		–		–		–

Total cash costs (per ounce):

Production costs		$692		$1,227		$–		$–		$–

Less: Net byproduct revenues		(192)		(65)		$–		$–		$–

Inventory adjustments		22		(556)		–		–		–

Accretion expense and other		(6)		(10)		–		–		–

Stripping Costs (capitalized vs. expensed)		(91)		–		–		–		–

Total cash costs (per ounce)(1)		$425		$596		$–		$–		$–

Minesite costs per tonne(1)		$35		$28

Meadowbank Mine

Revenues from mining operations		$318,351		$–		$–		$–		$–

Production costs		182,533		–		–		–		–

Gross profit (exclusive of amortization shown below)		$135,818		$–		$–		$–		$–

Amortization		55,604		–		–		–		–

Gross profit		$80,214		$–		$–		$–		$–

Tonnes of ore milled		2,000,792		–		–		–		–

Gold – grams per tonne		4.34		–		–		–		–

Gold production – ounces		265,659		–		–		–		–

Total cash costs (per ounce):

Production costs		$690		$–		$–		$–		$–

Less: Net byproduct revenues		(2)		–		–		–		–

Inventory adjustments		26		–		–		–		–

Accretion expense and other		(5)		–		–		–		–

Stripping Costs (capitalized vs. expensed)		(16)		–		–		–		–

Total cash costs (per ounce)(1)		$693		$–		$–		$–		$–

Minesite costs per tonne(1)	C$	95	C$	–	C$	–	C$	–	C$	–

Note:

(1)
Minesite costs per tonne and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "– Results of Operations – Production Costs" above.

2010 ANNUAL REPORT            109

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The articles of Agnico-Eagle provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of Agnico-Eagle approved at the annual and special meeting of Agnico-Eagle held on June 27, 1996, the shareholders authorized the Board to determine the number of directors within that minimum and maximum. The number of directors to be elected is fourteen as determined by the Board by resolution passed on February 14, 2011.

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

The following is a brief biography of each of Agnico-Eagle's directors:

Dr. Leanne M. Baker, 58, of Sebastopol, California, is an independent director of Agnico-Eagle. Dr. Baker is Managing Director of Investor Resources LLC, which acts as a consultant to companies in the mining and financial services industries. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of Reunion Gold Corporation (a mining exploration company traded on the TSX Venture Exchange), US Gold Corporation and Kimber Resources Inc. (mining exploration companies traded on the NYSE Arca and the TSX). Area of expertise: Corporate Finance and Mineral Economics.

Douglas R. Beaumont, P.Eng., 78, of Mississauga, Ontario, is an independent director of Agnico-Eagle. Mr. Beaumont, now retired, was most recently Senior Vice-President, Process Technology of SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997. Area of expertise: Mining and Metallurgy.

Sean Boyd, CA, 52, of Toronto, Ontario, is the Vice-Chairman and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in December 2005, Mr. Boyd served as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998. Area of expertise: Executive Management, Finance.

Martine A. Celej, 45, of Toronto, Ontario, is an independent director of Agnico-Eagle. Ms Celej is currently the Vice-President, Investment Advisor with RBC Dominion Securities and has been in the investment industry since 1989. She is a graduate of Victoria College at the University of Toronto (B.A. (Honours)). Ms Celej became a director of Agnico-Eagle on February 14, 2011. Area of expertise: Investment Management.

Clifford J. Davis, 68, of Kemble, Ontario, is an independent director of Agnico-Eagle. Mr. Davis is a mining industry veteran and formerly a member of the senior management teams of New Gold Inc., Gabriel Resources Ltd. and TVX Gold Inc. Mr. Davis is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc., Mining Engineering). Mr. Davis has been a director of Agnico-Eagle since June 17, 2008 and is also a director and member of the Compensation Committee, Nominating and Corporate Governance Committee and Audit Committee of Zenyatta Ventures Ltd. Area of expertise: Mining.

Robert J. Gemmell, 54, of Toronto, Ontario, is an independent director of Agnico-Eagle. Now retired, Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B) and the Schulich School of Business (M.B.A.). Mr. Gemmell became a director of Agnico-Eagle on January 1, 2011. Area of expertise: Corporate Finance and Business Strategy.

Bernard Kraft, CA, 80, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Kraft is a retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a member of the Canadian Institute

110            AGNICO-EAGLE MINES LIMITED

of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992, and is also a director and a member of the Audit Committee and Compensation Committee of Estrella Gold Corporation, a director and a member of the Audit Committee, Governance Committee and Health, Safety and Environment Committee of St. Andrews Goldfields Limited and a director and a member of the Audit Committee of Harte Gold Corp. Area of expertise: Audit and Accounting.

Mel Leiderman, CA, TEP, ICD.D, 58, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton LLP, Chartered Accountants. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D). He has been a director of Agnico-Eagle since January 1, 2003. Area of expertise: Audit and Accounting.

James D. Nasso, ICD.D, 77, of Toronto, Ontario, is Chairman of the Board of Directors and an independent director of Agnico-Eagle. Mr. Nasso is now retired and is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Area of expertise: Management and Business Strategy.

Dr. Sean Riley, 57, of Antigonish, Nova Scotia, is an independent director of Agnico-Eagle. Dr. Riley has served as President of St. Francis Xavier University since 1996. Prior to 1996, his career was in finance and management, first in corporate banking and later in manufacturing. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations)). Dr. Riley became a director of Agnico-Eagle on January 1, 2011. Area of Expertise: Management and Business Strategy.

J. Merfyn Roberts, CA, 60, of London, England, is an independent director of Agnico-Eagle. Mr. Roberts has been a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales. He has been a director of Agnico-Eagle since June 17, 2008, and is also a director and a member of the Audit Committee and Compensation and Corporate Governance Committee of Eastern Platinum Limited, a director and a member of the Remuneration Committee and Audit Committee of Rambler Metals and Mining plc and a director of Mena Hydrocarbons Inc. Area of expertise: Investment Management.

Eberhard Scherkus, P.Eng., 59, of Oakville, Ontario, is the President and Chief Operating Officer and a director of Agnico-Eagle. Mr. Scherkus has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Operating Officer in December 2005, Mr. Scherkus served as Executive Vice-President and Chief Operating Officer from 1998 to 2005, as Vice-President, Operations from 1996 to 1998, as a manager of Agnico-Eagle LaRonde Division from 1986 to 1996 and as a project manager from 1985 to 1986. Mr. Scherkus is a graduate of McGill University (B.Sc.), a member of the Association of Professional Engineers of Ontario and past president of the Quebec Mining Association. Mr. Scherkus has been a director of Agnico-Eagle since January 17, 2005. Area of expertise: Executive Management, Mining.

Howard R. Stockford, P.Eng., 69, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Stockford is a retired mining executive with almost 50 years of experience in the industry. Most recently he was Executive Vice-President of Aur Resources Inc. ("Aur") and a director of Aur from 1984 until August 2007, when it was taken over by Teck Cominco Limited. Mr. Stockford has previously served as President of the Canadian Institute of Mining, Metallurgy and Petroleum and is a member of the Association of Professional Engineers of Ontario, the Prospectors and Developers Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University, U.K. (B.Sc., Mining Geology). Mr. Stockford has been a director of Agnico-Eagle since May 6, 2005, and is also a director, a member of the Audit Committee and Governance and Nominating Committee and the Chairman of the Technical Committee of Victory Nickel Inc. Area of expertise: Executive Management, Mining.

Pertti Voutilainen, M.Sc., M.Eng., 69, of Espoo, Finland, is an independent director of Agnico-Eagle. Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was the Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M.Eng.). He has been a director of Agnico-Eagle since December 13, 2005. Area of expertise: Mining and Finance.

2010 ANNUAL REPORT            111

The following is a brief biography of each of Agnico-Eagle's senior officers:

Ammar Al-Joundi, 47, of Toronto, Ontario, is Senior Vice-President, Finance and Chief Financial Officer of Agnico-Eagle. Mr. Al-Joundi joined Agnico-Eagle as Senior Vice-President, Chief Financial Officer in 2010. Prior to joining Agnico-Eagle, Mr. Al-Joundi spent 11 years at Barrick Gold Corporation in various senior financial roles including Senior Vice-President of Finance, Senior Vice-President of Business Strategy and Capital Allocation and two years as Executive Director and CFO of Barrick South America. Prior to that, Mr. Al-Joundi spent eight years as an investment banker with Citibank Canada. Mr. Al-Joundi is a graduate of the Ivey Business School (M.B.A.) at the University of Western Ontario and is a graduate of the University of Toronto (B.Eng., Mechanical Engineering).

Donald G. Allan, 55, of Toronto, Ontario, is Senior Vice-President, Corporate Development of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Allan had been Vice-President, Corporate Development since May 6, 2002. Prior to that, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B.Comm.). Mr. Allan is also qualified as a Chartered Accountant.

Alain Blackburn, P.Eng., 54, of Oakville, Ontario, is Senior Vice-President, Exploration of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Blackburn had been Vice-President, Exploration since October 1, 2002. Prior to that, Mr. Blackburn served as Agnico-Eagle's Manager, Corporate Development from January 1999 and Exploration Manager from September 1996 to January 1999. Mr. Blackburn is a graduate of Universite du Quebec de Chicoutimi (P.Eng.) and Universite du Quebec en Abitibi-Temiscamingue (M.Sc.).

Louise Grondin, Ing. P.Eng., 57, of Toronto, Ontario, is Senior Vice-President, Environment and Sustainable Development of Agnico-Eagle, a position she has held since January 1, 2011. Prior to that, Ms. Grondin was Vice President, Environment and Sustainable Development and before that she was the Regional Environmental Manager and Environmental Manager, LaRonde Division. Prior to her employment with Agnico-Eagle, Ms. Grondin worked for Billiton Canada Ltd. as Manager Environment, Human Resources and Safety. Ms. Grondin is a graduate of the University of Ottawa (B.Sc.) and McGill University (M.Sc.).

Tim Haldane, P.Eng., 54, of Sparks, Nevada, is Senior Vice-President, Latin America of Agnico-Eagle. Prior to joining Agnico-Eagle in May 2006, he was Vice President, Development for Glamis Gold Inc. where he participated in numerous acquisition and development activities in North America and Central America. Mr. Haldane is a graduate of the Montana School of Mines and Technology (B.S. Metallurgical Engineering) and has 30 years of experience in the precious metals and base metals industries.

R. Gregory Laing, B.A., LL.B., 52, of Oakville, Ontario, is General Counsel, Senior Vice-President, Legal and Corporate Secretary of Agnico-Eagle, a position he has held since December 14, 2006, prior to which, Mr. Laing had been General Counsel, Vice-President, Legal and Corporate Secretary since September 19, 2005. Prior to that, he was Vice President, Legal of Goldcorp Inc. from October 2003 to June 2005 and General Counsel, Vice President, Legal and Corporate Secretary of TVX Gold Inc. from October 1995 to January 2003. He worked as a corporate securities lawyer for two prominent Toronto law firms prior to that. Mr. Laing is a director of Andina Minerals Inc. (a mining exploration company), a TSX Venture Exchange listed company and Hy Lake Gold Inc. (a mining exploration company), traded on the Canadian National Stock Exchange.

Daniel Racine, Ing., P.Eng., 47, of Oakville, Ontario, is Senior Vice-President, Operations of Agnico-Eagle, a position he has held since June 2008. Prior to his appointment, he served Agnico-Eagle in various capacities for 22 years, including Vice-President, Operations, Operations Manager, LaRonde Mine Manager, Underground Superintendent and Mine Captain. Prior to joining Agnico-Eagle, Mr. Racine worked as a mining engineer for several mining companies. Mr. Racine graduated as a mining engineer from Laval University (B.Sc.) in December 1986.

Jean Robitaille, 48, of Oakville, Ontario, is Senior Vice-President, Technical Services of Agnico-Eagle, a position he has held since June 2008. Prior to his appointment, he served Agnico-Eagle in various capacities for more than 22 years, most recently as Vice-President, Metallurgy & Marketing, General Manager, Metallurgy & Marketing and Mill Superintendent and Project Manager for the expansion of the LaRonde mill. Prior to joining Agnico-Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a mining graduate of the College de l'Abitibi-Témiscamingue with a specialty in mineral processing.

David Smith, P.Eng., 47, of Toronto, Ontario, is Senior Vice-President, Investor Relations of Agnico-Eagle, a position he has held since January 1, 2011. Prior to that he was Vice-President, Investor Relations. He started work in investor relations at Agnico-Eagle in February 2005. Prior to that, he was a mining analyst at Dominion Bond Rating Service for more than five years. Mr. Smith's professional experience also includes a variety of engineering positions in the mining industry, both in

112            AGNICO-EAGLE MINES LIMITED

Canada and abroad. He is a graduate of Queen's University (B.Sc.) and the University of Arizona (M.Sc.). Mr. Smith is also a Professional Engineer.

There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer was selected to serve, nor are there any family relationships between any such persons.

Compensation of Executive Officers

The senior officers of Agnico-Eagle are:

  •
  Sean Boyd, Vice-Chairman and Chief Executive Officer

  •
  Eberhard Scherkus, President and Chief Operating Officer

  •
  Ammar Al-Joundi, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  Louise Grondin, Senior Vice-President, Environment and Sustainable Development

  •
  Tim Haldane, Senior Vice-President, Latin America

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Daniel Racine, Senior Vice-President, Operations

  •
  Jean Robitaille, Senior Vice-President, Technical Services

  •
  David Smith, Senior Vice-President, Investor Relations

The following Summary Compensation Table sets out compensation during the fiscal year ended December 31, 2010 for the Vice-Chairman and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers (the "Named Executive Officers") of Agnico-Eagle measured by total compensation earned during the fiscal years ended December 31, 2010, 2009 and 2008.

2010 ANNUAL REPORT            113

Summary Compensation Table – Agnico-Eagle Mines Limited

						Non-Equity Incentive Plan Compensation(1)

Name and Principal Position	Year	Salary	Share- based Awards	Option- based Awards(2)		Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(3)	Total Compensation(4)

		(C$)	(C$)	(C$)		(C$)	(C$)	(C$)	(C$)	(C$)

Sean Boyd	2010	1,200,000	46,250	4,893,000		1,656,000	n/a	320,034	19,200	8,134,484
Vice-Chairman and	2009	925,000	39,000	6,147,500		1,175,000	n/a	794,877	21,264	9,102,641
Chief Executive Officer	2008	925,000	39,000	3,312,000		740,000	n/a	186,500	21,265	5,223,765

Eberhard Scherkus	2010	775,000	33,000	2,854,250		775,000	n/a	51,758	19,200	4,508,208
President and	2009	660,000	33,000	4,303,250		596,000	n/a	203,100	21,944	5,817,294
Chief Operating Officer	2008	660,000	30,000	2,070,000		372,000	n/a	123,200	21,945	3,227,145

Ammar Al-Joundi(5)	2010	151,635	7,308	1,615,500	(6)	322,000	n/a	nil	5,908	2,102,351
Senior Vice-President,
Finance and
Chief Financial Officer

David Garofalo(6)	2010	339,231	nil	1,631,000		nil	n/a	9,378	12,838	1,992,447
Senior Vice-President,	2009	410,000	nil	2,459,000		314,000	n/a	89,274	23,944	3,296,218
Finance and	2008	410,000	nil	1,242,000		167,000	n/a	77,700	23,945	1,920,645
Chief Financial Officer

Alain Blackburn	2010	425,000	15,600	1,631,000		344,000	n/a	25,350	19,200	2,460,150
Senior Vice-President,	2009	340,000	15,600	2,459,000		260,000	n/a	70,050	23,444	3,168,094
Exploration	2008	340,000	15,500	1,242,000		135,000	n/a	67,500	22,591	1,822,591

Jean Robitaille	2010	400,000	17,000	1,223,250		246,000	n/a	19,650	20,200	1,926,100
Senior Vice President,	2009	340,000	17,000	1,844,250		175,000	n/a	7,800	20,700	2,404,750
Technical Services	2008	320,000	13,500	828,000		123,000	n/a	4,650	20,700	1,309,850

(1)
All amounts earned on non-equity incentive plan compensation were paid during the financial year.

(2)
The value of option-based awards, being C$16.31 (2009 – C$24.59; 2008 – C$16.56) per option, was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. All options, other than those granted to Mr. Al-Joundi, were granted at an exercise price of C$56.92 (2009 – C$62.77; 2008 – C$54.42), which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was 1.87% (2009 – 1.3%; 2008 – 3.70%); (ii) current time to expiration of the option which was assumed to be 2.5 years; (iii) the volatility for the common shares of the Company on the TSX, which was 44% (2009 – 64%; 2008 – 44.37%); and (iv) the dividend yield for the common shares of the Company, which was 0.43% (2009 – 0.42%; 2008 – 0.22%).

(3)
Consists of premiums paid for term life insurance, automobile allowances and education and fitness benefits for the Named Executive Officers.

(4)
The total compensation was paid in Canadian dollars. The Company reports its financial statements in United States dollars. On December 31, 2010 the Noon Buying Rate was C$1.00 equals US$0.9946.

(5)
Mr. Al-Joundi joined the Company as Senior Vice-President, Finance and Chief Financial Officer on September 1, 2010 and received a grant of options with a Black-Scholes value of C$21.54 on that date based an exercise price of C$69.44, a risk-free interest rate of 2.53%, a time to expiration of 5 years, a volatility of 34.7% and dividend yield of 1.02%.

(6)
Mr. Garofalo resigned as Senior Vice-President, Finance and Chief Financial Officer on July 9, 2010.

114            AGNICO-EAGLE MINES LIMITED

Stock Option Plan

Under the Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The exercise price of options granted may not be less than the closing market price for the common shares of the Company on the TSX on the day prior to the date of grant. The maximum term of options granted under the Stock Option Plan is five years and the maximum number of options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the options granted in an option grant vest upon the date they are granted with the remaining options vesting equally on the next three anniversaries of the option grant. The value of options granted to non-executive directors participating in the Stock Option Plan is limited to C$100,000 per year.

The Stock Option Plan provides for the termination of an option held by an option holder in the following circumstances:

  •
  the option expires (no later than five years after the option was granted);

  •
  30 days after the option holder ceases to be an employee, officer, director of or consultant to the Company or any subsidiary of the Company;

  •
  twelve months after the death of the option holder; and

  •
  where such option holder is a director, four years after the date he or she resigns or retires from the Board of Directors (provided that in no event will any option expire later than five years after the option was granted).

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

2010 ANNUAL REPORT            115

Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate option exercises. During 2010, no loans, guarantees or other financial assistance was provided under the plan.

The number of common shares reserved for issuance under the Stock Option Plan is 9,366,905 common shares (comprised of 9,082,770 common shares relating to options issued but unexercised and 284,135 common shares relating to options available to be issued), being 5.54% of the Company's 168,944,915 common shares issued and outstanding as at March 18, 2011.

The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table – Value Vested or Earned During Fiscal Year 2010

Name	Option-Based Awards – Value Vested During the Year	Share-Based Awards – Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Earned During the Year

	(C$)	(C$)	(C$)

Sean Boyd	605,250	n/a	1,656,000

Eberhard Scherkus	405,875	n/a	775,000

Ammar Al-Joundi	nil	n/a	322,000

David Garofalo	122,563	n/a	nil

Alain Blackburn	122,563	n/a	344,000

Daniel Racine	190,193	n/a	246,000

The following table sets out the outstanding option awards of the Named Executive Officers as at December 31, 2010.

116            AGNICO-EAGLE MINES LIMITED

Outstanding Incentive Plan Awards Table

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested

	(#)	(C$)		(C$)	(#)	(C$)

Sean Boyd	100,000	48.09	1/2/2012	2,851,000	nil	nil
	200,000	54.42	1/2/2013	4,436,000
	250,000	62.77	1/2/2014	3,457,500
	300,000	56.92	1/4/2015	5,904,000

Eberhard Scherkus	75,000	48.09	1/2/2012	2,138,250	nil	nil
	125,000	54.42	1/2/2013	2,772,500
	175,000	62.77	1/2/2014	2,420,250
	175,000	56.92	1/4/2015	3,444,000

Ammar Al-Joundi	75,000	69.44	9/1/2015	537,000	nil	nil

David Garofalo	nil	n/a	n/a	n/a	nil	nil

Alain Blackburn	39,750	54.42	1/2/2013	881,655	nil	nil
	100,000	62.77	1/2/2014	1,383,000
	100,000	56.92	1/4/2015	1,968,000

Jean Robitaille	40,000	48.09	1/2/2012	1,140,400	nil	nil
	50,000	54.42	1/2/2013	1,109,000
	10,000	66.74	6/26/2013	98,600
	75,000	62.77	1/2/2014	1,037,250
	75,000	56.92	1/4/2015	1,476,000

(1)
Based on a closing price of the Company's shares on the TSX of $76.60 on December 31, 2010. On December 31, 2010, the Noon Buying Rate was C$1.00 equals US$0.9946.

The following table shows, as at December 31, 2010, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans

Equity compensation plans approved by shareholders	6,762,704	C$ 56.94	2,771,420

Equity compensation plans not approved by shareholders	nil	nil	nil

2010 ANNUAL REPORT            117

Employee Share Purchase Plan

In 1997, the shareholders of Agnico-Eagle approved the Employee Share Purchase Plan to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. In 2009, the Employee Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Employee Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues common shares which have a market value equal to the total contributions (individual and Company) under the Employee Share Purchase Plan. In 2008, the shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to increase the number of shares available under such plan to 5,000,000 common shares. Of the 5,000,000 common shares approved, Agnico-Eagle has, as of March 18, 2011, reserved 2,510,921 common shares for issuance under the Employee Share Purchase Plan.

Pension Plan Benefits

The Company's basic defined contribution pension plan (the "Basic Plan") provides pension benefits to employees of Agnico-Eagle generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes an amount equal to 15% of each designated executive's pensionable earnings (including salary and short-term bonus) to the Basic Plan. The Company's contributions cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the vested account balance. All contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted a supplemental defined contribution plan (the "Supplemental Plan") for designated executives at the level of Vice-President or above. On December 31 of each year, the Company credits each designated executive's account an amount equal to 15% of the designated executive's pensionable earnings for the year (including salary and short term bonus), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each designated executive's account a notional investment return equal to the balance of such designated executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement, after attaining the minimum age of 55, the designated executive's account will be paid out in either (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive's option. If the designated executive's employment is terminated prior to reaching the age of 55, such designated executive will receive, by way of lump sum payment, the total amount credited to his or her account.

Individual Retirement Compensation Arrangement Plans (the "RCA Plans") for Messrs. Boyd and Scherkus provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Company's Basic Plan. The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank. Messrs. Boyd and Scherkus may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement, with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans.

The following table sets forth the benefits to Messrs. Boyd and Scherkus and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

118            AGNICO-EAGLE MINES LIMITED

Defined Benefit Plans Table

		Annual Benefits Accrued

Name	Number of Years of Service(1)	At Year End(1)	At age 60	Accrued Obligation at the Start of the Year	Compensatory Change	Non- Compensatory Change	Accrued Obligation at Year End

	(#)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)

Sean Boyd	25	713,824	955,718	3,986,471	320,034	1,923,659	6,230,164

Eberhard Scherkus	25	345,458	368,800	3,103,450	51,758	1,108,078	4,263,286

(1)
As at December 31, 2010

The following tables set forth summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2010.

Defined Contributions Plan Table – Basic Plan

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End

	(C$)	(C$)	(C$)	(C$)

Sean Boyd	345,477	nil	52,103	397,580

Eberhard Scherkus	323,258	nil	30,115	353,373

David Garofalo(1)	199,891	nil	20,105	219,996

Jean Robitaille	195,503	nil	37,617	233,120

Ammar Al-Joundi	0	nil	22,450	22,450

Alain Blackburn	232,283	nil	55,325	287,608

(1)
Mr. Garofalo resigned as Senior Vice-President, Finance and Chief Financial Officer on July 9, 2010.

Defined Contributions Plan Table – Supplemental Plan

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End

	(C$)	(C$)	(C$)	(C$)

Sean Boyd(1)	nil	nil	nil	nil

Eberhard Scherkus(1)	nil	nil	nil	nil

David Garofalo(2)	154,824	9,378	13,735	177,937

Jean Robitaille	105,677	19,650	58,509	183,836

Ammar Al-Joundi(3)	nil	nil	nil	nil

Alain Blackburn	120,300	25,350	71,773	217,423

(1)
Messrs. Boyd and Scherkus do not participate in the Supplemental Plan.

(2)
Mr. Garofalo resigned as Senior Vice-President, Finance and Chief Financial Officer on July 9, 2010.

(3)
Mr. Al-Joundi was not eligible to be a member of the Supplemental Plan as of December 31, 2010.

2010 ANNUAL REPORT            119

The Compensation Committee did not retain an executive compensation consultant to provide it with recommendations in 2010. The Company's management retained Mercer (Canada) Limited ("Mercer") to provide consulting services with respect to an assessment of its industry peer group's executive compensation plans and the implementation of its new flex benefits program for all employees. The information provided by Mercer was not used by the Compensation Committee or the Board of Directors in recommending or approving, respectively, the compensation of Agnico-Eagle's officers.

Employment Contracts/Termination Arrangements

Agnico-Eagle has employment agreements with all of its executive officers which provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the current base salary for each Named Executive Officer see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two and one-half times their annual base salary at the date of termination plus an amount equal to two and one-half times their annual bonus (averaged over the preceding two years but not including options) and a continuation of benefits for up to two and one-half years or until the individual commences new employment. Certain events that would trigger a severance payment are:

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

  •
  any change in control of the Company.

If a severance payment triggering event had occurred on December 31, 2010, the severance payments that would be payable to each of the Named Executive Officers would be approximately as follows: Mr. Boyd – $6,586,750; Mr. Scherkus – $3,699,250; Mr. Al-Joundi – $1,554,770; Mr. Blackburn – $1,865,500; and Mr. Robitaille – $1,576,750.

Compensation of Directors and Other Information

Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company and Mr. Scherkus, who is a director and the President and Chief Operating Officer of the Company, do not receive any remuneration for their services as directors of the Company.

The tables below summarize the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) fees paid to the other directors during the year ended December 31, 2010.

Compensation during the period between January 1, 2010 and December 31, 2010

Annual Board retainer (base)	C$ 115,000

Additional Annual retainer for Chairman of the Board	C$ 125,000

Additional Annual retainer for Chairman of the Audit Committee	C$ 25,000

Additional Annual retainer for Chairpersons of other Board Committees	C$ 10,000

Meeting attendance fees

To align the interests of directors with those of shareholders, directors, other than Messrs. Boyd and Scherkus, are required to own the equivalent of at least three years of their annual retainer fee in common shares of Agnico-Eagle. Directors have a period of five years to achieve this ownership level through open market purchases. In addition, each

120            AGNICO-EAGLE MINES LIMITED

director is eligible to be granted options under Agnico-Eagle's Stock Option Plan. Individual grants are determined annually by the Compensation Committee based on performance evaluations for each director and are subject to an annual limit of the lesser of: (a) 1% of the common shares outstanding at any point in time; and (b) an annual equity award value per director of C$100,000.

The table below sets out the number and the value of common shares held by each director of the Company as of March 18, 2011 based on the closing price of the common shares of $65.55 on the TSX on such day.

	Aggregate common shares owned by directors and aggregate value thereof as of March 18, 2011

Name	Aggregate Common Shares	Aggregate Value of Common Shares

		(C$)
Leanne M. Baker	5,500	360,525

Douglas R. Beaumont	17,960	1,177,278

Sean Boyd	113,902	7,466,276

Martine A. Celej	1,000	65,550

Clifford J. Davis	6,000	393,300

Robert J. Gemmell	5,000	327,750

Bernard Kraft	12,657	829,666

Mel Leiderman	5,500	360,525

James D. Nasso	18,289	1,198,844

Sean Riley	1,000	65,550

John Merfyn Roberts	6,000	393,300

Eberhard Scherkus	71,229	4,669,061

Howard R. Stockford	6,068	397,757

Pertti Voutilainen	12,000	786,600

With respect to the following tables, Ms Celej, Mr. Gemmell and Dr. Riley are not included as they did not become members of the Board of Directors until 2011.

The following table sets out the compensation provided to the members of the Board of Directors, other than Messrs. Boyd and Scherkus, for the Company's most recently completed financial year.

2010 ANNUAL REPORT            121

Director Compensation Table

Name	Fees Earned	Share- Based Awards	Option-Based Awards(1)(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(3)

	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)

Leanne M. Baker	125,000	n/a	99,817	n/a	n/a	n/a	224,817

Douglas R. Beaumont	125,000	n/a	99,817	n/a	n/a	n/a	224,817

Clifford J. Davis	115,000	n/a	99,817	n/a	n/a	n/a	214,817

Bernard Kraft	115,000	n/a	99,817	n/a	n/a	n/a	214,817

Mel Leiderman	140,000	n/a	99,817	n/a	n/a	n/a	239,817

James D. Nasso	240,000	n/a	99,817	n/a	n/a	n/a	339,817

John Merfyn Roberts	115,000	n/a	99,817	n/a	n/a	n/a	214,817

Howard R. Stockford	125,000	n/a	99,817	n/a	n/a	n/a	224,817

Pertti Voutilainen	115,000	n/a	99,817	n/a	n/a	n/a	214,817

(1)
For a discussion of the key assumptions underlying the value of the option-based awards see Note 1 to the "Summary Compensation Table".

(2)
Option-based awards given to non-executive directors will be limited to the lesser of: (a) 1% of the outstanding shares at any given point in time; and (b) an annual equity award value of C$100,000.

(3)
Presented in Canadian dollars. On December 31, 2010 the Noon Buying Rate was C$1.00 equals US$0.9946.

The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Messrs. Boyd and Scherkus.

Incentive Plan Awards Table – Value Vested During Fiscal Year 2010

Name	Options-Based Awards – Value Vested During the Year		Share-Based Awards – Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Earned During the Year

	(C$)		(C$)	(C$)

Leanne M. Baker	115,649	(1)	n/a	n/a

Douglas R. Beaumont	105,659		n/a	n/a

Clifford J. Davis	81,901		n/a	n/a

Bernard Kraft	39,659		n/a	n/a

Mel Leiderman	39,659		n/a	n/a

James D. Nasso	71,384		n/a	n/a

John Merfyn Roberts	81,901		n/a	n/a

Howard R. Stockford	39,659		n/a	n/a

Pertti Voutilainen	105,659		n/a	n/a

(1)
Value of Dr. Baker's awards are in United States dollars.

122            AGNICO-EAGLE MINES LIMITED

The following table sets out the outstanding option awards of the directors of the Company, other than Messrs. Boyd and Scherkus, as at December 31, 2010.

Outstanding Incentive Plan Awards Table

	Option-Based Awards						Share-Based Awards

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised In-The-Money Options(1)		Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested

	(#)	(C$)			(C$)		(#)	(C$)

Leanne M. Baker	5,000	41.24	(2)	1/2/2012	177,300	(2)	nil	nil
	35,000	54.63	(2)	1/2/2013	772,450	(2)
	4,000	51.33	(2)	1/4/2014	101,480	(2)
	6,120	54.00	(2)	1/2/2015	138,924	(2)

Douglas R. Beaumont	25,000	48.09		1/2/2012	712,750		nil	nil
	35,000	54.42		1/2/2013	776,300
	4,000	62.77		1/2/2014	55,320
	6,120	56.92		1/2/2015	120,442

Clifford J. Davis	1,800	33.26		11/3/2013	78,012		nil	nil
	4,000	62.77		1/2/2014	55,320
	6,120	56.92		1/4/2015	120,442

Bernard Kraft	8,750	54.42		1/2/2013	194,075		nil	nil
	4,000	62.77		1/2/2014	55,320
	6,120	56.92		1/4/2015	120,442

Mel Leiderman	30,000	54.42		1/2/2013	665,400		nil	nil
	4,000	62.77		1/2/2014	55,320
	6,120	56.92		1/4/2015	120,442

James D. Nasso	53,000	54.42		1/2/2013	1,175,540		nil	nil
	4,000	62.77		1/2/2014	55,320
	6,120	56.92		1/4/2015	120,442

John Merfyn Roberts	7,200	33.26		11/3/2013	312,048		nil	nil
	4,000	62.77		1/2/2014	55,320
	6,120	56.92		1/4/2015	120,442

Howard R. Stockford	28,750	54.42		1/2/2013	637,675		nil	nil
	4,000	62.77		1/2/2014	55,320
	6,120	56.92		1/4/2015	120,442

Pertti Voutilainen	15,000	48.09		1/2/2012	427,650		nil	nil
	35,000	54.42		1/2/2013	776,300
	4,000	62.77		1/2/2014	55,320
	6,120	56.92		1/4/2015	120,442

(1)
Based on a closing price of the Company's shares on the TSX of C$76.60 on December 31, 2010.

(2)
Value is in United States dollars and based on a closing price of the Company's shares on the New York Stock Exchange ("NYSE") of US$76.70 on December 31, 2010.

In 2009, shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to prohibit participation by non-executive directors, formalizing a practice that had been adopted in April 2008 at the time of certain

2010 ANNUAL REPORT            123

undertakings given to RiskMetrics Group. During the year ended December 31, 2010, Agnico-Eagle issued a total of 3,568 common shares to the following executive directors under its Employee Share Purchase Plan as follows:

Mr. Boyd	2,082

Mr. Scherkus	1,486

The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Board Committee meetings held in 2010.

Director	Board Meetings Attended	Committee Meetings Attended

Leanne M. Baker	9 of 9	10 of 10

Douglas R. Beaumont	9 of 9	9 of 9

Sean Boyd	9 of 9	N/A

Clifford J. Davis	9 of 9	9 of 9

David Garofalo(1)	5 of 5	N/A

Bernard Kraft	9 of 9	9 of 9

Mel Leiderman	9 of 9	10 of 10

James D. Nasso	9 of 9	13 of 13

John Merfyn Roberts	9 of 9	9 of 9

Eberhard Scherkus	9 of 9	4 of 4

Howard R. Stockford	9 of 9	9 of 9

Pertti Voutilainen	9 of 9	8 of 8

(1)
Mr. Garofalo resigned from the Board of Directors on July 9, 2010.

Indebtedness of Directors, Executive Officers and Senior Officers

There is no outstanding indebtedness to Agnico-Eagle by any of its directors or officers. Agnico-Eagle does not make loans to its directors and officers under any circumstances.

Directors' and Officers' Liability Insurance

The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2010 to December 31, 2011 is C$699,500. The policies provide coverage of up to C$100 million per occurrence to a maximum of C$100 million per annum. There is no deductible for directors and officers and a C$250,000 deductible for each claim made by the Company (C$1 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Board Practices

The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and

124            AGNICO-EAGLE MINES LIMITED

Environment Committee to reflect the new and evolving corporate governance requirements and what it believes to be best practices standards in Canada and the United States.

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

Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2010, can be found under "– Directors and Senior Management" and "– Compensation of Directors and Other Information".

Director Independence

The Board consists of fourteen directors. The Board has made an affirmative determination that twelve of its fourteen current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Messrs. Boyd and Scherkus, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Messrs. Boyd and Scherkus are independent, the Board took into consideration the fact that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company other than directors' fees and option grants for service on the Board. Messrs. Boyd and Scherkus are considered related because they are officers of the Company. All directors, other than Messrs. Boyd and Scherkus, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

The Board regularly meets independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board is scheduled to meet without management before or after each Board meeting. In addition, after each Board meeting held to consider interim and annual financial statements, the Board meets without management. In 2010, the Board met without management at each Board meeting, being nine separate occasions, including the four regularly scheduled quarterly meetings.

To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to the matter and any such director may not participate in any vote on the matter.

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

2010 ANNUAL REPORT            125

Board Mandate

The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's five-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

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

Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual five-year business plan and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

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

126            AGNICO-EAGLE MINES LIMITED

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

  •
  chairing every meeting of his or her committee and encouraging free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

The Corporate Governance Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.

The Company maintains a collection of director orientation materials, which include the Board Mandate, the charters of the Board's committees, a memorandum on the duties of a director of a public company and a glossary of mining and accounting terms. A copy of such materials is given to each director and updated annually.

The Company holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of the Company as they relate to its business. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and conducts yearly site tours for the directors at a different mine site each year.

2010 ANNUAL REPORT            127

The Corporate Governance Committee conducts an annual assessment that addresses the performance of the Board, the Board's committees and the individual directors. These assessments help identify opportunities for continuing Board and director development. In addition, it is open to any director to take a continuing education course related to the skill and knowledge necessary to meet his or her obligations as a director at the expense of the Company.

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

Nomination of Directors

The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "– Compensation of Directors and Other Information" and the description of the Compensation Committee below.

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

128            AGNICO-EAGLE MINES LIMITED

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

The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by the external auditors to the Company.

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

The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Leiderman (Chair), Dr. Baker, Mr. Kraft, Mr. Nasso and Mr. Roberts), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 – Audit Committees. In addition, Messrs. Leiderman and Kraft are Chartered Accountants; Mr. Leiderman is currently in private practice and Mr. Kraft, while retired, remains active in the profession and the Board has determined that both of them qualify as audit committee financial experts, as the term is defined in the rules of the SEC. The education and experience of each member of the Audit Committee is set out under "– Directors and Senior Management". Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Item 10 Additional Information – Audit Fees". The Audit Committee met five times in 2010.

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

2010 ANNUAL REPORT            129

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Beaumont, Mr. Davis, Mr. Leiderman and Mr. Stockford). The Compensation Committee met five times in 2010.

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

The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Beaumont (Chair), Mr. Kraft, Mr. Nasso, Mr. Roberts and Mr. Voutilainen). The Corporate Governance Committee met four times in 2010.

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

The Health, Safety and Environment Committee reports directly to the Board and provides a forum to review health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety and Environment Committee charter provides that a majority of the members of the Committee must be unrelated and independent.

The Health, Safety and Environment Committee is comprised of four directors who are unrelated to and independent from the Company (currently Mr. Stockford (Chair), Mr. Davis, Mr. Nasso and Mr. Voutilainen) and one non-independent director (Mr. Scherkus, President and Chief Operating Officer of the Company). The Health, Safety and Environment Committee met four times in 2010.

Assessment of Directors

The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

Each of the directors participates in a detailed annual assessment of the Board and Board Committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession

130            AGNICO-EAGLE MINES LIMITED

planning, risk management, director competencies and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

Employees

As of December 31, 2010, the Company had 4,782 employees comprised of 3,243 permanent employees and 1,539 contractors of which 735 permanent employees were employed at LaRonde, 213 at Goldex, 192 at Lapa, 972 at Pinos Altos, 369 at Kittila, 15 in the Exploration group in Canada and the U.S., 499 for the Meadowbank Mine with 496 at Baker Lake and Meadowbank and 3 in Quebec, 156 at the regional technical office in Abitibi and 94 in Toronto. The number of permanent employees of the Company at the end of 2010, 2009 and 2008 was 3,243, 2,781 and 1,917, respectively.

Share Ownership

As of March 18, 2011, the Named Executive Officers and directors as a group (17 persons) beneficially owned or controlled (excluding options to purchase 2,959,115 common shares, of which 1,913,636 are currently exercisable and 1,045,479 are currently unexercisable) an aggregate of 322,266 common shares or about 0.198% of the 168,944,915 issued and outstanding common shares. See also "– Compensation of Executive Officers".

Security Ownership of Directors and Executive Officers

The following table sets forth certain information concerning the direct and beneficial ownership by each director and Named Executive Officer of the Company of common shares of the Company and options to purchase common shares of the Company. Unless otherwise noted, exercise prices are in Canadian dollars.

Beneficial Owner	Share Ownership(1)	Total Common Shares under Option(2)	Common Shares under Option	Exercise Price (C$, except as noted)	Expiry Date

Leanne M. Baker Director	5,500	50,944	5,824 6,120 4,000 35,000	US$76.70 US$54.00 US$51.33 US$54.63	1/4/2016 1/4/2015 1/2/2014 1/2/2013

Douglas R. Beaumont Director	17,960	75,944	5,824 6,120 4,000 35,000 25,000	76.60 56.92 62.77 54.42 48.09	1/4/2016 1/4/2015 1/2/2014 1/2/2013 1/2/2012

Sean Boyd Director, Vice Chairman and Chief Executive Officer	113,902	1,090,000	240,000 300,000 250,000 200,000 100,000	76.60 56.92 62.77 54.42 48.09	1/4/2016 1/4/2015 1/2/2014 1/2/2013 1/2/2012

Martine A. Celej Director	1,000	4,721	4,721	70.26	2/21/2016

Clifford J. Davis Director	6,000	17,744	5,824 6,120 4,000 1,800	76.60 56.92 62.77 33.26	1/4/2016 1/4/2015 1/2/2014 11/3/2013

Robert J. Gemmell Director	5,000	5,824	5,824	76.60	1/4/2016

2010 ANNUAL REPORT            131

Bernard Kraft Director	12,657	24,694	5,824 6,120 4,000 8,750	76.60 56.92 62.77 54.42	1/4/2016 1/4/2015 1/2/2014 1/2/2013

Mel Leiderman Director	5,500	45,944	5,824 6,120 4,000 30,000	76.60 56.92 62.77 54.42	1/4/2016 1/4/2015 1/2/2014 1/2/2013

James D. Nasso Director and Chairman of the Board	18,289	68,944	5,824 6,120 4,000 53,000	76.60 56.92 62.77 54.42	1/4/2016 1/4/2015 1/2/2014 1/3/2013

Sean Riley Director	1,000	5,824	5,824	76.60	1/4/2016

J. Merfyn Roberts Director	6,000	23,144	5,824 6,120 4,000 7,200	76.60 56.92 62.77 33.26	1/4/2016 1/4/2015 1/2/2014 11/3/2013

Eberhard Scherkus Director, President and Chief Operating Officer	71,229	690,000	140,000 175,000 175,000 125,000 75,000	76.60 56.92 62.77 54.42 48.09	1/4/2016 1/4/2015 1/2/2014 1/2/2013 1/2/2012

Howard R. Stockford Director	6,068	44,694	5,824 6,120 4,000 28,750	76.60 56.92 62.77 54.42	1/4/2016 1/4/2015 1/2/2014 1/2/2013

Pertti Voutilainen Director	12,000	65,944	5,824 6,120 4,000 35,000 15,000	76.60 56.92 62.77 54.42 48.09	1/4/2016 1/4/2015 1/2/2014 1/2/2013 1/2/2012

Ammar Al-Joundi Senior Vice-President, Finance and Chief Financial Officer	10,839	135,000	60,000 75,000	76.60 69.44	1/4/2016 9/1/2015

Alain Blackburn Senior Vice-President, Exploration	153	299,750	60,000 100,000 100,000 39,750	76.60 56.92 62.77 54.42	1/4/2016 1/4/2015 1/2/2014 1/2/2013

Jean Robitaille Senior Vice-President, Technical Services	29,169	310,000	60,000 75,000 75,000 10,000 50,000 40,000	76.60 56.92 62.77 66.74 54.42 48.09	1/4/2016 1/4/2015 1/2/2014 6/26/2013 1/2/2013 1/2/2012

Notes:

(1)
As of March 18, 2011. In each case, shareholdings constitute less than one percent of the issued and outstanding common shares of the Company. The total number of common shares held by directors and named executive officers constitutes less than 0.198% of the issued and outstanding common shares of the Company.

(2)
As of March 18, 2011.

132            AGNICO-EAGLE MINES LIMITED

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the knowledge of the directors and senior officers of the Company, as of March 18, 2011, no person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company other than as set out below:

Major Shareholder	Number of common shares	Percentage of outstanding common shares

T. Rowe Price Associates, Inc.(1)	10,062,745	5.9%

BlackRock, Inc.(2)	16,344,847	9.69%

FMR LLC(3)	11,196,992	6.67%

Notes:

(1)
According to reports filed with applicable securities regulators on February 12, 2010 and February 10, 2011, the percentage ownership of common shares of the Company held by T. Rowe Price Associates, Inc. has varied from 5.4% to 5.9%, respectively.

(2)
According to reports filed with applicable securities regulators on January 20, 2010, October 8, 2010, January 7, 2011 and February 7, 2011, the percentage ownership of common shares of the Company held by BlackRock, Inc. has varied from 8.7% to 10.16% to 10.31% to 9.69%, respectively.

(3)
FMR LLC and FIL Limited (collectively, "Fidelity") filed a report with applicable securities regulators on February 14, 2011 stating that, while they are of the view that they are not acting as a "group" for the purposes of Section 13(d) under the Securities Exchange Act of 1934, they have filed the report on a voluntary basis as if all of the shares are beneficially owned by them on a joint basis. Previously, FMR LLC filed reports with applicable securities regulators on September 9, 2008, February 13, 2009 and February 16, 2010 stating that Fidelity had control over 10.92%, 7.63% and 7.2%, respectively, of the common shares of the Company.

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

As of March 18, 2011, there were 3,692 holders of record of Agnico-Eagle's 168,944,915 outstanding common shares, of which 548 holders of record were in Canada and held 120,493,875 common shares or about 71.32% of the outstanding common shares.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To the knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

Related Party Transactions

The Company has not entered into any material related party transactions since January 1, 2010.

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

Dividend Policy

The Company's policy is to pay annual dividends on its common shares and, on December 15, 2010, the Company announced that it had declared an annual dividend of $0.64 per common share, to be paid quarterly with the first quarterly payment of $0.16 per share payable on March 15, 2011. In each of 2010, 2009 and 2008, the dividend paid was $0.18 per common share, in 2007, the dividend paid was $0.12 per common share and, from 2003 to 2006, the dividend paid was $0.03 per common share. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Board and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains covenants that restrict the

2010 ANNUAL REPORT            133

Company's ability to declare or pay dividends if a default under the bank credit facility has occurred or would result from the declaration or payment of the dividend.

ITEM 9   THE OFFER AND LISTING

Market and Listing Details

The Company's common shares are listed and traded in Canada on the TSX and in the United States on the New York Stock Exchange ("NYSE").

The following table sets forth the high and low sale prices and the average daily trading volume for Agnico-Eagle's common shares on the TSX and the NYSE for each of the fiscal years in the five-year period ended December 31, 2010 and for each quarter during the fiscal years ended December 31, 2009 and 2010.

	TSX (C$)			NYSE ($)

	High	Low	Average Daily Volume	High	Low	Average Daily Volume

2006	52.03	23.31	911,132	45.67	19.94	2,006,680

2007	55.86	35.70	913,173	59.45	33.25	2,076,082

2008	82.80	26.60	1,184,654	83.45	20.87	3,842,836

2009	77.32	50.80	979,369	74.00	42.65	4,172,474

2010	88.52	53.16	750,312	88.20	49.64	2,508,059

2009

First Quarter	73.64	55.03	1,249,427	59.19	44.12	5,523,872

Second Quarter	73.71	50.80	944,884	63.29	42.65	3,534,497

Third Quarter	77.32	55.09	748,628	72.32	47.31	3,387,937

Fourth Quarter	76.65	55.52	926,079	74.00	51.38	4,138,909

2010

First Quarter	64.12	53.16	2,956,480	61.80	49.64	718,042

Second Quarter	68.16	57.05	2,870,655	66.80	55.43	837,814

Third Quarter	73.41	56.08	2,081,771	71.33	54.12	759,806

Fourth Quarter	88.52	70.00	2,151,791	88.20	67.66	698,995

134            AGNICO-EAGLE MINES LIMITED

The following table sets forth the high and low sale prices and the average daily trading volume for the Company's common shares on the TSX and the NYSE since January 1, 2010.

	TSX (C$)			NYSE ($)

	High	Low	Average Daily Volume	High	Low	Average Daily Volume

2010

January	63.10	54.05	730,988	61.15	50.61	3,060,320

February	64.12	53.16	731,546	61.53	49.64	3,391,420

March	63.45	55.41	695,673	61.80	54.07	2,511,403

April	66.60	57.05	876,604	66.05	56.46	2,650,362

May	68.16	59.28	906,730	66.80	55.44	3,830,699

June	66.98	60.40	739,786	65.37	57.22	2,208,167

July	62.34	56.08	757,084	60.42	54.12	2,103,229

August	70.76	56.84	793,762	66.40	54.75	2,006,524

September	73.41	65.70	728,616	71.33	63.62	2,139,142

October	79.78	70.00	745,442	78.28	67.66	2,298,960

November	84.25	75.61	656,086	84.21	74.75	2,340,004

December	88.52	75.06	699,910	88.20	73.36	1,831,564

2011

January	72.40	66.78	897,886	77.00	66.79	3,091,655

February	75.39	67.07	766,727	76.49	68.36	2,521,990

March (to March 18)	70.96	62.93	727,632	72.91	63.53	2,276,422

On March 18, 2011 the closing price of the common shares was C$65.55 on the TSX and $66.74 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

2010 ANNUAL REPORT            135

The following table sets forth the high and low sale prices and average daily trading volume for the Company's common share purchase warrants (the "Warrants") on the TSX since January 1, 2010.

	TSX ($)

	High	Low	Average Daily Volume

2010

January	25.50	18.50	1,957

February	25.65	18.03	3,336

March	26.22	21.02	1,442

April	29.78	22.25	1,685

May	30.37	22.00	4,500

June	27.50	23.10	6,332

July	22.90	19.00	5,439

August	27.00	20.25	4,236

September	30.30	25.50	15,691

October	34.29	27.50	8,262

November	39.32	32.62	1,738

December	43.88	32.00	2,045

2011

January	30.15	25.21	5,038

February	31.48	25.00	9,753

March (to March 18)	28.10	21.00	7,644

On March 18, 2011, the closing price of the Warrants was $23.35 on the TSX. The registrar and transfer agent for the Warrants is Computershare Trust Company of Canada, Toronto, Ontario.

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

136            AGNICO-EAGLE MINES LIMITED

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

Retirement of Directors

The Board does not have a mandatory retirement policy for directors based solely on age. Due in part to the Company's practice of conducting annual Board, Committee and individual director evaluations, the Board approved and adopted a resignation policy primarily based on directors' performance, commitment, skills and experience. As set out in greater detail under "Item 6 Directors, Senior Management and Employees – Board Practices – Assessment of Directors", each director's performance is evaluated annually.

Directors' Share Ownership

Directors, other than Messrs. Boyd and Scherkus, are required to own the equivalent of at least three years of their annual retainer fee in the Company's stock. Directors have a period of five years from the date they first became directors to achieve this ownership level.

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

Authorized Capital

The Company's authorized capital consists of an unlimited number of shares of one class designated as common shares. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights. The Company may not create any class or series of shares or make any

2010 ANNUAL REPORT            137

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

Disclosure of Share Ownership

The Securities Act (Ontario) currently provides that the directors and officers of an issuer and its subsidiaries and any person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (a "significant shareholder"), as well as the directors and officers of any significant shareholder, (each an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer or who enters into, materially amends or terminates an arrangement the effect of which is to alter the insider's economic interest in a security of the issuer or the insider's economic exposure to the issuer. These reports must be filed within five days after the reportable event. The Securities Act (Ontario) also requires these reports to be filed by reporting insiders within five days after the applicable event, though are only required by the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, directors, any person or company responsible for a principal business unit and significant shareholders of the Company.

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

The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13(d) of the Exchange Act and promptly file an amendment to such report to disclose any material change to the information reported, including any acquisition or disposition of 1% or more of the outstanding securities of the registered class. Certain institutional investors that acquire shares in the ordinary course of business and not with the purpose or with the effect of changing or influencing the control of the issuer, are subject to lesser disclosure obligations.

Material Contracts

The Company believes the following contracts constitute the only material contracts to which it is a party.

138            AGNICO-EAGLE MINES LIMITED

Credit Agreement

The Company entered into a bank credit facility (the "Credit Facility") on June 22, 2010 with a group of financial institutions providing for a $1.2 billion unsecured revolving bank credit facility that replaced the Company's previous unsecured revolving bank credit facilities. The Credit Facility matures and all indebtedness thereunder is due and payable on June 22, 2014. The Company, with the consent of lenders representing at least 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for additional one-year terms. The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 1.50% to 2.50% depending on certain financial ratios and through LIBOR advances, bankers' acceptances and letters of credit, priced at the applicable rate plus a margin that ranges from 2.50% to 3.50% depending on certain financial ratios. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.750% to 1.050% of the undrawn portion of the facility, depending on certain financial ratios. Payment and performance of the Company's obligations under the Credit Facility are guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors" and, together with the Company, each an "Obligor").

The Credit Facility contains covenants that limit, among other things, the ability of an Obligor to:

  •
  incur additional indebtedness;

  •
  pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's equity securities after a default or an event of default that is continuing or if a default would occur as a result of such distribution;

  •
  make sales or other dispositions of material assets;

  •
  create liens on its existing or future assets, other than permitted liens;

  •
  enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis as if it were dealing with such person at arm's length;

  •
  make any loans to or investments in businesses other than: those related to mining or a business ancillary or complementary to mining; investments in cash equivalents; or inter-company investments;

  •
  enter into or maintain certain derivative instruments;

  •
  amalgamate or otherwise transfer its assets; and

  •
  carry on business other than those related to mining or a business ancillary or complementary to mining.

The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth. Events of default under the Credit Facility include, among other things:

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

2010 ANNUAL REPORT            139

    nomination or appointment in circumstances where such nomination or appointment is made other than as a result of a dissident public proxy solicitation, whether actual or threatened; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

As at March 18, 2011 there was approximately $32 million in the aggregate drawn under the Credit Facility, including $32 million in letters of credit. A copy of the amended and restated credit agreement is filed as Exhibit 4.01 to this Form 20-F.

Note Purchase Agreement

On April 7, 2010 the Company entered into a note purchase agreement (the "Note Purchase Agreement") with certain institutional investors, providing for the issuance of $115,000,000 6.13% guaranteed senior unsecured notes due 2017, $360,000,000 6.67% guaranteed senior unsecured notes due 2020 and $125,000,000 6.77% guaranteed senior unsecured notes due 2022. Payment and performance of the Company's obligations under the Note Purchase Agreement, the notes issued pursuant thereto and the obligations of the Guarantors under the guarantees are guaranteed by the Guarantors.

The Note Purchase Agreement contains restrictive covenants that limit, among other things, the ability of an Obligor to:

  •
  enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis upon terms no less favourable to the Obligor than would be obtainable in a comparable arm's length transaction;

  •
  amalgamate or otherwise transfer its assets;

  •
  carry on business other than those related to mining or a business ancillary or complementary to mining;

  •
  engage in any dealings or transactions with any person or entity identified under certain anti-terrorism regulations;

  •
  create liens on its existing or future assets, other than permitted liens;

  •
  incur subsidiary indebtedness where the Obligor is a subsidiary of the Company; and

  •
  make sales or other dispositions of material assets.

The Company is also required to maintain the same financial ratios and the same minimum tangible net worth under the Note Purchase Agreement as under the Credit Facility. Events of default under the Note Purchase Agreement include, among other things:

  •
  the failure to pay principal or make whole amounts when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by any Obligor of any other term or covenant that is not cured within 30 business days after the earlier of written notice of the breach having been given to the Company or actual knowledge of the breach is obtained;

  •
  the finding that any representation or warranty made by an Obligor was false or incorrect in any material respect on the date as of which it was made;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

The Note Purchase Agreement provides that, upon certain events of default, the notes automatically become due and payable without any further action. In addition, the Note Purchase Agreement contains a "Most Favored Lender" clause which acts to incorporate into the Note Purchase Agreement any grace periods upon an event of default that are shorter in the Credit Facility than in the Note Purchase Agreement. A copy of the Note Purchase Agreement is filed as Exhibit 4.05 to this Form 20-F.

Warrant Indenture

The Company issued common share purchase warrants (the "Warrants") as part of a private placement on December 3, 2008. Effective April 4, 2009, the Warrants were amended and are governed by a warrant indenture (the "Indenture") between the Company and Computershare Trust Company of Canada (the "Trustee").

140            AGNICO-EAGLE MINES LIMITED

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

  •
  the fixing of a record date for the issuance of rights, options or warrants to all or substantially all of the holders of the common shares under which such holders are entitled, during a period expiring not more than 45 days after such record date, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at a conversion or exchange price per share) of less than 95% of the Current Market Price (as defined in the Indenture) on such record date; and

  •
  the fixing of a record date for the issue or distribution to all or substantially all of the holders of the common shares of securities of the Company (including rights, options or warrants to purchase any securities of the Company), evidence of the Company's indebtedness or any property or assets (including cash or shares of any other corporation but excluding any dividends paid in accordance with a dividend policy established by the board of directors of the Company) and such issue or distribution does not constitute an event listed in (a) to (c) above.

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

2010 ANNUAL REPORT            141

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

The Warrants may not be exercised by or on behalf of a U.S. person (a "U.S. Person"), as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a person in the United States or for the account or benefit of a U.S. Person or a person in the United States (each a "Restricted Person") unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The Company does not intend to register the Warrants, or the common shares issuable upon exercise of the Warrants, in the United States. The Company and Trustee will not accept subscriptions for common shares pursuant to the exercise of Warrants from any holder of Warrants who does not certify that it is not a Restricted Person.

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

Stock Option Plan

The Company has a Stock Option Plan for directors, officers, employees and service providers to the Company. See "Item 6 Directors, Senior Management and Employees – Compensation of Executive Officers – Stock Option Plan". A copy of the Stock Option Plan is filed as Exhibit 4.02 to this Form 20-F.

Employee Share Purchase Plan

The Company has an Employee Share Purchase Plan for officers and full-time employees of the Company. See "Item 6 Directors, Senior Management and Employees – Compensation of Executive Officers – Employee Share Purchase Plan". A copy of the Employee Share Purchase Plan is filed as Exhibit 4.03 to this Form 20-F.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in "– Canadian Federal Income Tax Considerations" below.

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

142            AGNICO-EAGLE MINES LIMITED

acquisitions of "control" is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen or a permanent resident of Canada, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Corporate Governance

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the CSA and the NYSE and by the SEC under its rules and those mandated by SOX. Today, the Company believes that it meets and often exceeds not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. The Company is listed on the NYSE and, although the Company is not required to comply with the vast majority of the NYSE corporate governance requirements to which the Company would be subject if it were a U.S. corporation, the Company's governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the company in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of any transaction or series of related transactions that results in the issuance of common shares, or securities convertible into or exercisable for common shares, that has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, is, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules.

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences generally applicable to a holder of common shares of the Company (a "U.S. holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada-United States Income Tax Convention (1980) (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. holder which is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. holder and no representation is made with respect to the Canadian federal income tax consequences to any particular person. Accordingly, U.S. holders are advised to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. holder of common shares (including an individual or estate) who is entitled to benefits under the Treaty will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The dividends may be exempt from such withholding in the case of some U.S. holders such as qualifying pension funds and charities. A U.S. holder who is not entitled to benefits under the Treaty (or to the benefits of the Dividends Article of the Treaty) will generally be subject to Canadian withholding tax at the rate of 25% on such dividends.

In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless, at the time of disposition, the shares are "taxable Canadian property" (as defined in the Act) and such gains are not exempted from such income tax by virtue of the Treaty. Where the shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at the time of disposition, the shares will not generally be taxable Canadian property, unless at any time in the 60-month period immediately preceding the disposition (i) 25% or more of the shares of any class or series of the capital stock of the Company was owned by or belonged to one or more of the U.S. holder and persons with whom the U.S. holder did not deal at arm's length, and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or more of real or immovable property situated in Canada, Canadian resource properties, timber resource properties or options in respect of the foregoing or interests therein. In certain circumstances, the shares may be deemed to be taxable Canadian property of a U.S. holder. A U.S. holder who is entitled to benefits under the Treaty will be so exempted under the Treaty where the value of the shares of the Company at

2010 ANNUAL REPORT            143

the time of disposition is not derived principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources and certain other rights in respect of natural resources situated in Canada.

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

In the case of certain non-corporate U.S. Stockholders including individuals and certain estates and trusts, gains recognized prior to 2013 from the sale of a capital asset held for longer than 12 months are taxable at a maximum federal income tax rate of 15%, while gains from the sale of a capital asset that do not meet such holding period are taxable at the rates applicable to ordinary income. Certain dividends paid prior to 2013 to certain non-corporate U.S. Stockholders,

144            AGNICO-EAGLE MINES LIMITED

including individuals and certain estates and trusts, generally are also subject to the 15% maximum rate. The reduced tax rates generally are available only with respect to dividends received from U.S. corporations, and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradeable on an established securities market in the United States. In addition, the reduced tax rates are not available with respect to dividends received from a foreign corporation that was a passive foreign investment company in either the taxable year of the distribution or the preceding taxable year. Special rules may apply, however, to cause such dividends to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rates are not available with respect to a dividend on shares where the U.S. Stockholder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Many other complex and special rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. U.S. Stockholders are advised to consult their own tax advisors.

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

Capital Gains

Subject to the discussion below under the heading "– Passive Foreign Investment Company Considerations", gain or loss recognized by a U.S. Stockholder on the sale or other disposition of the common shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Stockholder's adjusted basis in the common shares and the amount realized upon its disposition.

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

2010 ANNUAL REPORT            145

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

Recently enacted legislation requires U.S. individuals to report an interest in any "specified foreign financial asset" if the aggregate value of such assets owned by the U.S. individual exceeds $50,000 (or such higher amount as the IRS may prescribe in future guidance). Stock issued by a foreign corporation is treated as a specified foreign financial asset for this purpose.

Audit Fees

Fees paid to Ernst & Young LLP for 2010 and 2009 are set out below.

	Year Ended December 31,

	2010	2009

	(C$ thousands)

Audit fees	2,264	1,735

Audit-related fees	18	18

Tax consulting fees	103	233

All other fees	97	64

Total	2,482	2,050

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

146            AGNICO-EAGLE MINES LIMITED

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

Available Documents

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

The Company's filings with the SEC and CSA may also be accessed electronically from the Company's website at www.agnico-eagle.com.

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Metal Price and Foreign Currency

Agnico-Eagle's net income is most sensitive to metal prices and the Canadian dollar/US dollar and Euro/US dollar exchange rates. For the purpose of the sensitivities set out in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold – $1,050 per ounce;

  •
  Silver – $22.00 per ounce;

  •
  Zinc – $2,100 per tonne;

  •
  Copper – $7,000 per tonne;

  •
  Canadian dollar/US dollar – C$1.03 per $1.00; and

  •
  Euro/US dollar – $1.30 per €1.00.

Changes in the market price of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the exchange rates are due to factors such as

2010 ANNUAL REPORT            147

supply and demand for currencies and economic conditions in each country or currency area. In 2010, the ranges of metal prices and exchange rates were:

  •
  Gold: $1,058 – $1,421 per ounce averaging $1,225 per ounce;

  •
  Silver: $15.14 – $30.70 per ounce averaging $20.19 per ounce;

  •
  Zinc: $1,596 – $2,686 per tonne averaging $2,159 per tonne;

  •
  Copper: $6,068 – $9,650 per tonne averaging $7,543 per tonne;

  •
  Canadian dollar/US dollar: C$0.9980 – C$1.0758 per $1.00 averaging C$1.0302 per $1.00; and

  •
  Euro/US dollar: $1.1923 – $1.4514 per €1.00 averaging $1.3266 per €1.00.

The following table sets out the estimated impact on 2011 total cash costs per ounce of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2010 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2011.

Changes in variable	Impact on total cash costs per ounce

Canadian dollar/US dollar	$49

Euro/US dollar	$7

Zinc	$13

Silver	$12

Copper	$2

In order to mitigate the impact of fluctuating precious and base metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold production. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and base metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum base metal prices while maintaining full exposure to gold price. In 2009, the Risk Management Committee approved the strategy of using short-term call options in an attempt to enhance the realized base metal prices. The Company's policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. From time to time the Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as these do not give rise to cash exposure. The Company's foreign currency derivative strategy includes the use of purchased puts, sold calls, collars and forwards. The Company's policy does not allow speculative trading.

Cost Inputs

The Company also considers and may enter into risk management strategies to mitigate price risk on certain consumables (including, but not limited to, energy). These strategies have largely been confined to longer term purchasing contracts but may include financial and derivative instruments.

Interest Rates

The Company's current exposure to market risk for changes in interest rates relates primarily to the drawdown on the credit facility and its investment portfolio. Drawdowns on the credit facility are used, primarily, to fund a portion of the

148            AGNICO-EAGLE MINES LIMITED

capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2010, the Company had drawn down $50 million on the credit facility. In addition, the Company usually invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2010, short-term investments amounted to $6.6 million.

Amounts drawn under the credit facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates. In 2010, there were no interest rate derivative instruments in place.

Financial Instruments

The Company, from time to time, enters into contracts to limit the risk associated with decreased byproduct metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, collars and forwards.

Using financial instruments creates various financial risks. Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks. Market liquidity risk is the risk that a financial position cannot be liquidated quickly. The Company primarily mitigates market liquidity risk by spreading out the maturity of financial contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value will affect income. For a description of the accounting treatment of derivative contracts, please see "Item 5  Operating and Financial Review and Prospects – Critical Accounting Estimates – Financial Instruments".

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None/not applicable.

2010 ANNUAL REPORT            149

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

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Attestation report of the registered public accounting firm

Please see "Item 18 Financial Statements – Report of Independent Registered Public Accounting Firm" included in the Company's Consolidated Financial Statements.

150            AGNICO-EAGLE MINES LIMITED

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

There was no change in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 15T   CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that the Company shall have at least one "audit committee financial expert" (as defined in Item 16A of Form 20-F) and that Messrs. Bernard Kraft and Mel Leiderman are the Company's "audit committee financial experts" serving on the Audit Committee of the Board. Each of the Audit Committee financial experts is "independent" under applicable listing standards.

ITEM 16B   CODE OF ETHICS

The Company has adopted a "code of ethics" (as defined in Item 16B of Form 20-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics was filed as Exhibit 2 to the Form 6-K filed on December 13, 2005 and is incorporated by reference hereto. The code of ethics is available on the Company's website at www.agnico-eagle.com or, without charge, upon request from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone 416-947-1212).

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee establishes the independent auditors' compensation. In 2003, the Audit Committee established a policy to pre-approve all services provided by the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation. A summary of all fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2010 and 2009 can be found under "Item 10 Additional Information – Audit Fees". All fees paid to Ernst & Young LLP in 2010 were pre-approved by the Audit Committee. Ernst & Young LLP has served as the Company's independent public accountant for each of the fiscal years in the three-year period ended December 31, 2010 for which audited financial statements appear in this Annual Report on Form 20-F.

ITEM 16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None/Not applicable.

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None/Not applicable.

ITEM 16F   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

None/Not applicable.

ITEM 16G   CORPORATE GOVERNANCE

See "Item 10 Additional Information – Corporate Governance" which is incorporated by reference into this Item 16G.

2010 ANNUAL REPORT            151

PART III

ITEM 17   FINANCIAL STATEMENTS

The Company has elected to provide financial statements and related information pursuant to Item 18.

ITEM 18   FINANCIAL STATEMENTS

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

152            AGNICO-EAGLE MINES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

We have audited the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010 and our report dated March 28, 2011, expressed an unqualified opinion thereon.

Toronto, Canada March 28, 2011	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

2010 ANNUAL REPORT            153

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Toronto, Canada March 28, 2011	By:	/s/ SEAN BOYD Sean Boyd Vice Chairman and Chief Executive Officer
	By:	/s/ AMMAR AL-JOUNDI Ammar Al-Joundi Senior Vice-President, Finance and Chief Financial Officer

154            AGNICO-EAGLE MINES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with United States generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2011 expressed an unqualified opinion thereon.

Toronto, Canada March 28, 2011	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

2010 ANNUAL REPORT            155

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Agnico-Eagle are expressed in thousands of United States dollars ("US dollars", "US$" or "$"), except where noted, and have been prepared in accordance with US GAAP. Certain information in the consolidated financial statements is presented in Canadian dollars ("C$"). Since a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual arrangements or economic interests of which the Company is the primary beneficiary.

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

Inventories

Inventories consist of ore stockpiles, concentrates, doré bars and supplies. Amounts are removed from inventory based on average cost. The current portion of stockpiles, ore on leach pads and inventories are determined based on the expected amounts to be processed within the next 12 months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next 12 months are classified as long-term.

Stockpiles

Stockpiles consist of coarse ore that has been mined and hoisted from underground or delivered from an open pit that is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the tonnage, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Ore stockpiles are valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled ore.

Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpiled ore. Costs fully absorbed into inventory values include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and are generally processed within twelve months of extraction, with the exception of the Goldex and Pinos Altos Mine ore stockpiles. Due to the structure of the Goldex and Pinos Altos ore bodies, a significant amount of drilling and blasting is incurred in the early years of its mine life, which results in a long-term stockpile. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly as a result.

156            AGNICO-EAGLE MINES LIMITED

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

Concentrates and doré bars

Concentrates and doré bar inventories consist of concentrates and doré bars for which legal title has not yet passed to third-party smelters. Concentrates and doré bar inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Mining properties, plant and equipment and mine development costs

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value.

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of significant projects are capitalized.

Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achievement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on proven and probable reserves. To the extent that economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering

2010 ANNUAL REPORT            157

life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Goodwill

Business combinations are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units' carrying amounts. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount, and any excess of the carrying amount of goodwill over the implied fair value is charged to income.

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

Revenue from gold and silver in the form of doré bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all the gold and silver in the form of doré bars recovered in the Company's milling process is sold in the period in which it is produced.

Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date, which is based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct metals sales are shown, net of smelter charges, as part of revenues from mining operations.

158            AGNICO-EAGLE MINES LIMITED

Foreign currency translation

The functional currency for the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedge transactions.

Reclamation costs

On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that have an impact on required environmental protection measures and related costs; changes in water quality that have an impact on the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor; whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 410-20 — Asset Retirement Obligations (Prior authoritative literature: FASB Statement No. 143) are expensed as incurred.

Income and mining taxes

Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxation authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have a greater than 50 percent likelihood of being ultimately realized upon settlement.

Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such changes. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense when incurred. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the

2010 ANNUAL REPORT            159

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

Stock-based compensation

Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan and the Employee Share Purchase Plan are described in note 7(a) and note 7(b), respectively, to the consolidated financial statements. The Company issues common shares to settle its obligations under both plans.

The Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted net income per share.

Net income per share

Basic net income per share is calculated on net income for the year using the weighted average number of common shares outstanding during the year. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding and warrants outstanding. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus, in the case of options, the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income per share computation.

Pension costs and obligations and post-retirement benefits

Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees (the "Employees Plan") was converted to a defined contribution plan. Employees who retired prior to that date remained in the Employees Plan. During 2008, however, the Employees Plan was closed as a result of annuities having been purchased for all remaining members. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

In Canada, Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees. The Company does not offer any other post-retirement benefits to its employees.

160            AGNICO-EAGLE MINES LIMITED

Commercial production

The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Other accounting developments

Recently adopted accounting pronouncements

Subsequent events

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

Variable interest entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a VIE. This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. Adoption of the updated guidance, effective for the Company's fiscal year beginning January 1, 2010, had no impact on the Company's consolidated financial position, results of operations or cash flows.

Fair value accounting

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to:

  (i)
  transfers in and out of Level 1 and 2 fair value measurements; and

  (ii)
  enhanced detail in the Level 3 reconciliation.

The guidance was amended to provide clarity about:

  (i)
  the level of disaggregation required for assets and liabilities; and

  (ii)
  the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either Level 2 or Level 3 (Note 15).

The updated guidance is effective for the Company's fiscal year beginning January 1, 2010, with the exception of the Level 3 disaggregation, which is effective for the Company's fiscal year beginning January 1, 2011. There was no impact from adopting this guidance on the Company's consolidated financial position, results of operations or cash flows.

2010 ANNUAL REPORT            161

Recently issued accounting pronouncements and developments

Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these standards will have on the Company's consolidated financial position, results of operations and disclosures.

Business combinations

In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance is effective for the Company's fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

Fair value accounting

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require enhanced detail in the Level 3 reconciliation. The updated guidance is effective for the Company's fiscal year beginning January 1, 2011. The Company expects minimal impact from adopting this guidance.

International Financial Reporting Standards

Based on recent announcements from the CSA and the SEC, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2015. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013. A decision to voluntarily adopt IFRS at a date earlier than potentially required has not been made.

An IFRS project group and a steering committee have been established by the Company and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases:

  (i)
  diagnostics;

  (ii)
  detailed IFRS analysis and conversion; and

  (iii)
  implement IFRS in daily business.

The first phase is complete and the second phase was started in 2009. A report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and obtain a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

Comparative figures

Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2010 consolidated financial statements.

162            AGNICO-EAGLE MINES LIMITED

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, US GAAP basis)

	As at December 31,

	2010	2009

ASSETS

Current

Cash and cash equivalents	$95,560	$160,280

Short-term investments	6,575	3,313

Restricted cash (note 14)	2,510	—

Trade receivables (note 1)	112,949	93,571

Inventories:

Ore stockpiles	67,764	41,286

Concentrates and doré bars	50,332	31,579

Supplies	149,647	100,885

Available-for-sale securities (note 2(b))	99,109	111,967

Other current assets (note 2(a))	89,776	61,159

Total current assets	674,222	604,040

Other assets (note 2(c))	61,502	33,641

Future income and mining tax assets (note 8)	—	27,878

Goodwill (note 9)	200,064	—

Property, plant and mine development, net (note 3)	4,564,563	3,581,798

	$5,500,351	$4,247,357

2010 ANNUAL REPORT            163

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(thousands of United States dollars, US GAAP basis)

	As at December 31,

	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Accounts payable and accrued liabilities (note 10)	$170,967	$155,432

Dividends payable	108,009	28,199

Income taxes payable	14,450	4,501

Interest payable	9,743	1,666

Fair value of derivative financial instruments (note 15)	142	662

Total current liabilities	303,311	190,460

Long term debt (note 4)	650,000	715,000

Reclamation provision and other liabilities (note 5)	145,536	96,255

Future income and mining tax liabilities (note 8)	736,054	493,881

SHAREHOLDERS' EQUITY

Common shares (notes 6(a, b, c and d))	3,078,217	2,378,759

Stock options (note 7(a))	78,554	65,771

Warrants (note 6(c))	24,858	24,858

Contributed surplus	15,166	15,166

Retained earnings	440,265	216,158

Accumulated other comprehensive income (loss) (note 6(e))	28,390	51,049

Total shareholders' equity	3,665,450	2,751,761

	$5,500,351	$4,247,357

Contingencies and commitments (notes 5, 8, 12 and 13(b))

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

164            AGNICO-EAGLE MINES LIMITED

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(thousands of United States dollars, except per share amounts, US GAAP basis)

	Year Ended December 31,

	2010	2009	2008

REVENUES

Revenues from mining operations (note 1)	$1,422,521	$613,762	$368,938

COSTS, EXPENSES AND OTHER INCOME

Production	677,472	306,318	186,862

Exploration and corporate development	54,958	36,279	34,704

Amortization of property, plant and mine development	192,486	72,461	36,133

General and administrative	94,327	63,687	47,187

Write-down of available-for-sale securities	—	—	74,812

Gain on derivative financial instruments	(7,612)	(3,592)	(4,481)

Provincial capital tax	(6,075)	5,014	5,332

Interest expense (note 4)	49,493	8,448	2,952

Interest and sundry income	(10,254)	(12,580)	(7,240)

Gain on acquisition of Comaplex, net of transaction costs (note 9)	(57,526)	—	—

Gain on sale of available-for-sale securities (note 2(a))	(19,487)	(10,142)	(25,626)

Foreign currency translation (gain) loss	19,536	39,831	(77,688)

Income before income and mining taxes	435,203	108,038	95,991

Income and mining taxes (note 8)	103,087	21,500	22,824

Net income for the year	$332,116	$86,538	$73,167

Net income per share — basic (note 6(f))	$2.05	$0.55	$0.51

Net income per share — diluted (note 6(f))	$2.00	$0.55	$0.50

Comprehensive income:

Net income for the year	$332,116	$86,538	$73,167

Other comprehensive income (loss):

Unrealized gain (loss) on hedging activities	—	16,287	(8,888)

Unrealized gain (loss) on available-for-sale securities	64,649	76,037	(911)

Adjustments for derivative instruments maturing during the year	—	(7,399)	—

Adjustments for realized loss (gain) on available-for-sale securities due to dispositions and write-downs during the year	(19,487)	(10,142)	8,997

Net amount reclassified to income due to acquisition of business (note 9)	(64,508)	—	—

Change in unrealized gain (loss) on pension liability	(4,093)	(727)	1,822

Tax effect of other comprehensive income items	780	(2,399)	2,084

Other comprehensive income (loss) for the year	(22,659)	71,657	3,104

Comprehensive income for the year	$309,457	$158,195	$76,271

See accompanying notes

2010 ANNUAL REPORT            165

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(thousands of United States dollars, US GAAP basis)

	Common Shares

	Shares	Amount	Stock Options Outstanding	Warrants	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)

Balance December 31, 2007	142,403,379	$1,931,667	$23,573	$—	$15,166	$112,240	$(23,712)

Shares issued under Employee Stock Option Plan (note 7(a))	1,340,484	41,392	—	—	—	—	—

Stock options	—	—	17,479	—	—	—	—

Shares issued under the Incentive Share Purchase Plan (note 7(b))	154,998	9,545	—	—	—	—	—

Shares issued under flow-through share private placement (note 6(b))	779,250	22,042	—	—	—	—	—

Shares issued under the Company's dividend reinvestment plan	30,807	2,210	—	—	—	—	—

Shares issued under public offering (note 6(d))	900,000	34,200	—	—	—	—	—

Shares issued under private placement of units (note 6(c))	9,200,000	258,691	—	24,858	—	—	—

Net income for the year	—	—	—	—	—	73,167	—

Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(27,866)	—

Other comprehensive income for the year	—	—	—	—	—	—	3,104

Balance December 31, 2008	154,808,918	2,299,747	41,052	24,858	15,166	157,541	(20,608)

Shares issued under Employee Stock Option Plan (note 7(a))	1,238,000	48,313	—	—	—	—	—

Stock options	—	—	24,719	—	—	—	—

Shares issued under the Incentive Share Purchase Plan (note 7(b))	196,649	11,290	—	—	—	—	—

Shares issued under flow-through share private placement (note 6(b))	358,900	19,153	—	—	—	—	—

Shares issued under the Company's dividend reinvestment plan	18,764	912	—	—	—	—	—

Shares issued for purchase of mining property (note 6(c))	33,825	894	—	—	—	—	—

Net income for the year	—	—	—	—	—	86,538	—

Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(27,921)	—

Other comprehensive income for the year	—	—	—	—	—	—	71,657

Restricted share unit plan (note 7(c))	(29,882)	(1,550)	—	—	—	—	—

166            AGNICO-EAGLE MINES LIMITED

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)
(thousands of United States dollars, US GAAP basis)

	Common Shares

	Shares	Amount	Stock Options Outstanding	Warrants	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)

Balance December 31, 2009	156,625,174	$2,378,759	$65,771	$24,858	$15,166	$216,158	$51,049

Shares issued under Employee Stock Option Plan (note 7(a))	1,627,766	104,111	—	—	—	—	—

Stock options	—	—	12,783	—	—	—	—

Shares issued under the Incentive Share Purchase Plan (note 7(b))	229,583	14,963	—	—	—	—	—

Shares issued under the Company's dividend reinvestment plan	25,243	1,404	—	—	—	—	—

Shares issued for purchase of mining property (note 6(c))	10,225,848	579,800	—	—	—	—	—

Net income for the year	—	—	—	—	—	332,116	—

Dividends declared ($0.64 per share) (note 6(a))	—	—	—	—	—	(108,009)	—

Other comprehensive income for the year	—	—	—	—	—	—	(22,659)

Restricted share unit plan (note 6(a))	(13,259)	(820)	—	—	—	—	—

Balance December 31, 2010	168,720,355	$3,078,217	$78,554	$24,858	$15,166	$440,265	$28,390

See accompanying notes

2010 ANNUAL REPORT            167

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, US GAAP basis)

	As at December 31,

	2010	2009	2008

Operating activities

Net income for the year	$332,116	$86,538	$73,167

Add (deduct) items not affecting cash:

Amortization of property, plant and mine development	192,486	72,461	36,133

Future income and mining taxes	66,928	20,309	16,681

Loss (gain) on available-for-sale securities and derivative financial instruments, net	(20,007)	(20,677)	49,186

Stock-based compensation	41,635	28,753	16,061

Gain on acquisition of Comaplex (note 9)	(64,508)	—	—

Foreign currency translation loss (gain)	19,536	39,831	(77,688)

Other	13,535	5,321	4,642

Changes in non-cash working capital balances

Trade receivables	(19,378)	(47,930)	33,779

Income taxes (payable)/recoverable	9,949	(313)	4,814

Inventories	(91,306)	(90,772)	(45,904)

Other current assets	(28,729)	4,834	(24,334)

Accounts payable and accrued liabilities	23,136	28,552	34,492

Prepaid royalty	—	(13,321)	—

Interest payable	8,077	1,520	146

Cash provided by operating activities	483,470	115,106	121,175

Investing activities

Additions to property, plant and mine development	(511,641)	(657,175)	(908,853)

Sale of Stornoway Diamond Corporation debentures (note 11)	—	—	10,720

Decrease (increase) in short-term investments	(3,262)	(3,313)	78,770

Net proceeds on available-for-sale securities	36,586	48,258	43,583

Purchase of available-for-sale securities	(42,479)	(6,380)	(113,225)

Decrease (increase) in restricted cash	(2,510)	30,999	(28,544)

Cash used in investing activities	(523,306)	(587,611)	(917,549)

168            AGNICO-EAGLE MINES LIMITED

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(thousands of United States dollars, US GAAP basis)

	As at December 31,

	2010	2009	2008

Financing activities

Dividends paid	(26,830)	(27,132)	(23,779)

Repayment of capital lease obligations	(16,019)	(13,177)	(16,178)

Sale-leaseback financing	14,017	21,389	—

Proceeds from long-term debt	1,311,000	625,000	300,000

Repayment of long-term debt	(1,376,000)	(110,000)	(100,000)

Credit facility financing costs	(12,772)	(4,784)	(3,094)

Common shares issued	84,659	68,522	376,265

Warrants issued	—	—	24,858

Cash provided by (used in) financing activities	(21,945)	559,818	558,072

Effect of exchange rate changes on cash and cash equivalents	(2,939)	4,585	(8,110)

Net increase (decrease) in cash and cash equivalents during the year	(64,720)	91,898	(246,412)

Cash and cash equivalents, beginning of year	160,280	68,382	314,794

Cash and cash equivalents, end of year	$95,560	$160,280	$68,382

Supplemental cash flow information:

Interest paid during the year	$41,429	$17,189	$6,345

Income, mining and capital taxes paid during the year	$25,199	$8,792	$3,802

See accompanying notes

2010 ANNUAL REPORT            169

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

1.   TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

  Agnico-Eagle is a gold mining company with mining operations in Canada, Finland and Mexico. The Company earns a significant proportion of its revenues from the production and sale of gold in both doré bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals. The revenue from byproduct metals is mainly generated by production at the LaRonde Mine in Canada (silver, zinc, copper and lead) and the Pinos Altos Mine in Mexico (silver).

  Revenues are generated from operations in Canada, Finland and Mexico. The cash flow and profitability of the Company's operations are significantly affected by the market price of gold, and to a lesser extent, silver, zinc, copper and lead. The prices of these metals can fluctuate widely and are affected by numerous factors beyond the Company's control.

  As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

  Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of doré bars or concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties.

	2010	2009

Doré bars awaiting settlement	$24,281	$3,488

Concentrates awaiting settlement	88,668	90,083

	$112,949	$93,571

	2010	2009	2008

Revenues from mining operations (thousands):
Gold	$1,216,249	$474,875	$227,576

Silver	104,544	59,155	59,398

Zinc	77,544	57,034	54,364

Copper	22,219	22,571	27,600

Lead	1,965	127	–

	$1,422,521	$613,762	$368,938

  In 2010, precious metals accounted for 93% of Agnico-Eagle's revenues from mining operations (2009 – 87%; 2008 – 78%). The remaining revenues from mining operations consisted of net byproduct metals revenues. In 2010, these net byproduct metals revenues as a percentage of total revenues from mining operations were 5% from zinc (2009 – 9%; 2008 – 15%) and 2% from copper (2009 – 4%; 2008 – 7%).

170            AGNICO-EAGLE MINES LIMITED

2.   OTHER ASSETS

(a)   Other current assets

	2010	2009

Federal, provincial and other sales taxes receivable	$63,553	$37,847

Prepaid expenses	10,449	4,797

Employee loans receivable	4,498	3,640

Government refundables for local community improvements	803	1,764

Prepaid royalty	5,282	5,377

Other	5,191	7,734

	$89,776	$61,159

(b)   Available-for-sale securities

  In 2010, the Company realized $36.6 million (2009 – $41.0 million; 2008 – $40.5 million) in proceeds and recorded a gain of $19.5 million (2009 – $10.1 million; 2008 – $25.6 million) in the consolidated statements of income on the sale of available-for-sale securities. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value as follows:

	2010	2009

Cost	$50,958	$44,470

Unrealized gains	48,151	67,508

Unrealized losses	–	(11)

Estimated fair value of available-for-sale securities	$99,109	$111,967

2010 ANNUAL REPORT            171

(c)   Other assets

	2010	2009

Deferred financing costs, less accumulated amortization of $2,249 (2009 – $2,732)	$16,780	$7,516

Long-term ore in stockpile(i)	27,409	11,684

Prepaid royalty(ii)	8,777	13,321

Other	8,536	1,120

	$61,502	$33,641

(i)
Due to the structure of the Goldex Mine and Pinos Altos Mine ore bodies, a significant amount of drilling and blasting is incurred in the early years of its mine life resulting in a long-term stockpile.

(ii)
The prepaid royalty relates to the Pinos Altos Mine in Mexico.

3.   PROPERTY, PLANT AND MINE DEVELOPMENT

	2010			2009

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Mining properties	$1,885,476	$44,823	$1,840,653	$1,221,646	$27,865	$1,193,781

Plant and equipment	2,123,191	321,907	1,801,284	1,389,081	197,794	1,191,287

Mine development costs	853,927	171,869	682,058	435,469	111,674	323,795

Construction in progress:

LaRonde Mine extension	185,905	–	185,905	121,102	–	121,102

Creston Mascota deposit	54,663	–	54,663	10,159	–	10,159

Meadowbank Mine	–	–	–	741,674	–	741,674

	$5,103,162	$538,599	$4,564,563	$3,919,131	$337,333	$3,581,798

172            AGNICO-EAGLE MINES LIMITED

  Geographic Information

	Net Book Value 2010	Net Book Value 2009

Canada	$3,456,809	$2,592,704

Europe	605,283	568,620

Latin America	500,211	418,214

USA	2,260	2,260

Total	$4,564,563	$3,581,798

  In 2010, Agnico-Eagle capitalized $0.3 million of costs (2009 – $0.4 million) and recognized $0.8 million of amortization expense (2009 – $0.8 million) related to computer software. The unamortized capitalized cost for computer software at the end of 2010 was $4.7 million (2009 – $5.2 million).

  The unamortized capitalized cost for leasehold improvements at the end of 2010 was $3.3 million (2009 – $2.5 million), which is being amortized on a straight-line basis over the life of the lease plus one renewal period.

  The amortization of assets recorded under capital leases is included in the "Amortization of property, plant and mine development" component of the consolidated statements of income.

4.   LONG TERM DEBT

  The Company entered into a credit agreement on January 10, 2008 with a group of financial institutions relating to a new $300 million unsecured revolving credit facility (the "First Credit Facility"); the Company's previous $300 million secured revolving credit facility was terminated. The First Credit Facility was scheduled to mature on January 10, 2013. However, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, had the option to extend the term of this facility for additional one-year terms.

  On September 4, 2008, the Company entered into a further credit agreement with a separate group of financial institutions relating to an additional $300 million unsecured revolving credit facility (the "Second Credit Facility"). The Second Credit Facility was scheduled to mature on September 4, 2010.

  On June 15, 2009, the Company amended and restated the First Credit Facility and the Second Credit Facility. The amount available under the Second Credit Facility was increased by $300 million to $600 million, and the scheduled maturity date was extended to June 2012.

  On June 22, 2010, the Company terminated the First Credit Facility and amended and restated the Second Credit Facility to increase the amount available to $1.2 billion and extend the scheduled maturity date to June 22, 2014 (as so amended and restated, the "Credit Facility").

  Payment and performance of the Company's obligations under the Credit Facility is guaranteed by all material and certain other subsidiaries of the Company (the "Guarantors"). The Credit Facility contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. The Company is also required to maintain a total net debt to EBITDA ratio below a specified minimum value as well as a

2010 ANNUAL REPORT            173

  minimum tangible net worth. At December 31, 2010, the Credit Facility was drawn down by $50 million (2009 – $715 million). This drawdown, together with outstanding letters of credit under the Credit Facility, decrease the amounts available under the Credit Facility such that $1.12 billion was available for future drawdowns at December 31, 2010.

  In addition, on June 2, 2009, Agnico-Eagle executed an unsecured C$95 million financial security issuance agreement with Export Development Canada. This agreement matures June 2014 and is used to provide letters of credit for environmental obligations or in relation to licence or permit bonds relating to the Meadowbank Mine. As at December 31, 2010, outstanding letters of credit drawn against this agreement totalled C$75.6 million (2009 – C$60.4 million).

  On April 7, 2010, the Company closed a private placement of an aggregate of $600 million of guaranteed senior unsecured notes due 2017, 2020 and 2022 (the "Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Net proceeds from the offering of the Notes were used to repay amounts owed under the Company's then existing credit facilities. Payment and performance of the Company's obligations under the Notes is guaranteed by the Guarantors. The Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to the mining business and the ability of the Guarantors to incur indebtedness. The Notes also require the Company to maintain the same financial ratios and same minimum tangible net worth as under the Credit Facility. The Notes and the Credit Facility rank equally in seniority.

  The following are the individual series of the issued Notes:

	Principal	Interest Rate	Maturity

Series A	$115,000	6.13%	7/4/2017

Series B	360,000	6.67%	7/4/2020

Series C	125,000	6.77%	7/4/2022

	$600,000

  For the year ended December 31, 2010, interest expense was $49.5 million (2009 – $8.4 million; 2008 – $3.0 million) and total cash interest payments were $41.4 million (2009 – $17.2 million; 2008 – $6.3 million). In 2010, cash interest on the credit facilities was $12.3 million (2009 – $14.0 million; 2008 – $4.6 million), cash standby fees on the credit facilities were $6.7 million (2009 – $2.4 million; 2008 – $1.2 million), and cash interest on the Notes was $19.8 million (2009 – N/A, 2008 – N/A). In 2010, $4.6 million (2009 – $15.5 million; 2008 – $4.6 million) of the interest expense was capitalized to construction in progress.

  The Company's weighted average interest rate on all of its long-term debt as at December 31, 2010 was 5.43% (2009 – 3.18%; 2008 – 3.77%).

174            AGNICO-EAGLE MINES LIMITED

5.   RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2010	2009

Reclamation and closure costs (note 5(a))	$91,641	$62,847

Long-term portion of capital lease obligations (note 13(a))	38,019	21,981

Pension benefits (note 5(c))	11,307	8,109

Goldex Mine government grant and other (note 5(b))	4,569	3,318

	$145,536	$96,255

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

  The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations:

	2010	2009

Asset retirement obligations, beginning of year	$62,847	$52,125

Current year additions and changes in estimate	23,058	–

Current year accretion	3,176	2,916

Liabilities settled	(277)	–

Foreign exchange revaluation	2,837	7,806

Asset retirement obligations, end of year	$91,641	$62,847

(b)   Goldex Mine government grant

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

  For fiscal year 2010, the agreed criteria had been met and the Company recorded a current liability of $1.5 million as of December 31, 2010 that will be paid to the Quebec government in the first quarter of 2011.

  The Company believes the gold price will be higher than $620 per ounce during the years 2011 and 2012 and that the criteria for recognition of a loss contingency accrual in accordance with FASB ASC 450 – Contingencies (prior authoritative literature: FASB Statement No. 5, "Accounting for Contingencies") have been met.

2010 ANNUAL REPORT            175

(c)   Pension benefits

  Effective July 1, 1997, the Employees Plan was converted to a defined contribution plan. Employees who retired prior to that date remained in the Employees Plan. In addition, Agnico-Eagle provides the Executives Plan for certain senior officers. The funded status of the Executives Plan is based on actuarial valuations as of July 1, 2008 and projected to December 31, 2010. The funded status of the Employees Plan in 2007 was based on an actuarial valuation as of January 1, 2006 and projected to December 31, 2007. During 2008 however, the Employees Plan was closed as a result of annuities having been purchased for all remaining members. Recognition of the settlement has been reflected in the 2008 net periodic pensions cost.

  The components of Agnico-Eagle's net pension plan expense are as follows:

	2010	2009	2008

Service cost – benefits earned during the year	$981	$509	$452

Interest cost on projected benefit obligation	613	448	550

Amortization of net transition asset, past service liability and net experience gains	164	148	(11)

Prior service cost	25	23	24

Recognized net actuarial loss	–	(142)	–

Gain due to settlement	–	–	760

Return on plan assets	–	–	(156)

Net pension plan expense	$1,783	$986	$1,619

  Assets for the Executives Plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2010 was $9.6 million (2009 – $6.4 million). At the end of 2010, the remaining unamortized net transition obligation was $0.7 million (2009 – $0.8 million) for the Executives Plan.

176            AGNICO-EAGLE MINES LIMITED

  The following table provides the net amounts recognized in the consolidated balance sheets as at December 31:

	2010		2009

	Employees Plan	Executives Plan	Employees Plan	Executives Plan

Liability (asset)	$–	$–	$–	$–

Accrued employee benefit liability	–	6,634	–	6,036

Accumulated other comprehensive income (loss):

Initial transition obligation	–	681	–	809

Past service liability	–	104	–	122

Net experience (gains) losses	–	2,179	–	(604)

Net liability (asset)	$–	$9,598	$–	$6,363

  The following table provides the components of the expected recognition in 2011 of amounts in accumulated other comprehensive income (loss):

Executives Plan

Transition obligation	$170

Past service cost or credit	26

Net actuarial gain or loss	244

$440

2010 ANNUAL REPORT            177

  The funded status of the Employees Plan and the Executives Plan for 2010 and 2009 is as follows:

	2010		2009

	Employees	Executives	Employees	Executives

Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$–	$1,635	$110	$1,142

Agnico-Eagle's contribution	–	1,397	–	598

Actual return on plan assets	–	–	–	–

Benefit payments	–	(699)	–	(299)

Other	–	–	(117)	–

Divestitures	–	–	–	–

Effect of exchange rate changes	–	110	7	194

Fair value of plan assets, end of year	$–	$2,443	$–	$1,635

Reconciliation of projected benefit obligation

Projected benefit obligation, beginning of year	$–	$7,998	$–	$5,637

Service costs	–	981	–	509

Interest costs	–	613	–	448

Actuarial losses (gains)	–	2,718	–	734

Benefit payments	–	(812)	–	(401)

Settlements	–	–	–	–

Effect of exchange rate changes	–	543	–	1,071

Projected benefit obligation, end of year	$–	$12,041	$–	$7,998

Excess (deficiency) of plan assets over projected benefit obligation	$–	$(9,598)	$–	$(6,363)

Comprised of:

Unamortized transition asset (liability)	$–	$(681)	$–	$(809)

Unamortized net experience gain (loss)	–	(2,283)	–	482

Accrued assets (liabilities)	–	(6,634)	–	(6,036)

	$–	$(9,598)	$–	$(6,363)

Weighted average discount rate	n.a.	7.00%	n.a.	7.00%

Weighted average expected long-term rate of return	n.a.	n.a.	n.a.	n.a.

Weighted average rate of compensation increase	n.a.	3.00%	n.a.	3.00%

Estimated average remaining service life for the plan (in years)	n.a.	4.0 (i)	n.a.	5.0 (i)

  Notes:

(i)
Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

178            AGNICO-EAGLE MINES LIMITED

  The estimated benefits to be paid from each plan in the next ten years are presented below. As the Employees Plan was settled in 2008, no benefits are payable:

Executives

2011	$117

2012	$484

2013	$483

2014	$482

2015	$481

2016 - 2020	$3,744

  In addition to the Employees Plan and the Executives Plan, the Company also has a basic pension plan (the "Basic Plan") and a supplemental pension plan. Under the Basic Plan, Agnico-Eagle contributes 5% of each employee's base employment compensation to a defined contribution plan. The expense in 2010 was $8.8 million (2009 – $6.5 million; 2008 – $5.3 million). Effective January 1, 2008 the Company adopted the supplemental plan for designated executives at the level of Vice-President or above. Under this plan, an additional 10% of the designated executives' earnings for the year (including salary and short-term bonus) are contributed by the Company. In 2010, $1.1 million (2009 – $0.9 million; 2008 – $0.7 million) was contributed to the supplemental plan. The supplemental plan is accounted for as a cash balance plan.

6.   SHAREHOLDERS' EQUITY

(a)   Common shares

  The Company's authorized capital stock includes an unlimited number of common shares with issued common shares of 168,763,496 (2009 – 156,655,056), less 43,141 common shares held by a trust in connection with the Company's restricted share unit ("RSU") plan (2009 – 29,882). The trust is treated as a variable interest entity and, as a result, its holdings of shares are set off against the Company's issued shares in the consolidation (note 7(c)).

  In 2010, the Company declared dividends on its common shares of $0.64 per share (2009 – $0.18 per share; 2008 – $0.18 per share).

(b)   Flow-through common share private placements

  In 2010, Agnico-Eagle issued nil (2009 – 358,900; 2008 – 779,250) common shares under flow-through share private placements, which increased share capital by nil (2009 – $19.2 million; 2008 – $43.5 million), net of share issue costs. Effective December 31, 2010, the Company renounced to its investors nil (2009 – C$30.6 million; 2008 – C$54.5 million) of such expenses for income tax purposes. The Company does not have an obligation to incur any exploration expenditures related to the expenditures previously renounced.

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

2010 ANNUAL REPORT            179

(c)   Private placements and warrants

  On December 3, 2008, the Company closed a private placement of 9.2 million units. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time during the five-year term of the warrant. As consideration for the lead purchaser's commitment, the Company issued to the lead purchaser an additional 4 million warrants. The net proceeds of the private placement were approximately $281 million, after deducting share issue costs of $8.8 million. If all outstanding warrants are exercised, the Company would issue an additional 8.6 million common shares. No warrants have been exercised as of December 31, 2010.

  On May 26, 2009, the Company issued 15,825 shares with a market value of $0.9 million in connection with the acquisition of a 100% participating interest in 52 mining claims, located in the Abitibi region of Quebec.

  On July 24, 2009, the Company issued 18,000 shares upon payment of the exercise price of $500 in connection with the exercise of an option granted by a predecessor to the Company relating to the acquisition of certain properties related to the Goldex Mine.

  On July 26, 2010, the Company issued 15,000 shares with a market value of $0.8 million in connection with the purchase of mining property.

(d)   Public offering of common shares

  In December 2008, the Company issued 900,000 shares at a price of $38 per share under a prospectus supplement to its base shelf prospectus to fund the purchase of surface rights and advance royalty payments in connection with the development of the Pinos Altos property. The net proceeds of the issuance were approximately $34.2 million.

  There were no public offerings of common shares in 2009.

  On July 6, 2010, the Company issued 10,210,848 shares with a market value of $579.0 million in connection with the acquisition of Comaplex (note 9).

(e)   Accumulated other comprehensive income (loss)

  The cumulative translation adjustment in accumulated other comprehensive income (loss) in 2010 and 2009 of $(15.9) million resulted from Agnico-Eagle electing the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive income (loss) as at December 31, 2010 and 2009.

180            AGNICO-EAGLE MINES LIMITED

  The following table sets out the components of accumulated other comprehensive income (loss), net of related tax effects:

	2010	2009

Cumulative translation adjustment from electing US dollar as principal reporting currency	$(15,907)	$(15,907)

Unrealized gain on available-for-sale securities	48,151	67,497

Cumulative translation adjustments	(299)	(299)

Unrealized loss on pension liability	(4,420)	(327)

Tax effect of unrealized loss on pension liability	865	85

	$28,390	$51,049

  In 2010, a $19.5 million gain (2009 – $10.1 million gain, 2008 – $9.0 million gain) was reclassified from accumulated other comprehensive income (loss) to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

(f)   Net income per share

  The following table provides the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	2010	2009	2008

Weighted average number of common shares outstanding – basic	162,342,686	155,942,151	144,740,658

Add: Dilutive impact of employee stock options	1,192,530	1,256,103	1,148,070

Dilutive impact of warrants	2,263,902	1,392,752	–

Dilutive impact of shares related to RSU plan	43,141	29,882	–

Weighted average number of common shares outstanding – diluted	165,842,259	158,620,888	145,888,728

  The calculation of diluted income per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares, for the period outstanding, are not included in the calculation of diluted income per share, as the effect is anti-dilutive.

2010 ANNUAL REPORT            181

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

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

  Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004 and 2006, the shareholders approved a further 2,000,000 and 3,000,000 common shares for issuance under the ESOP, respectively. In 2008, the shareholders approved a further 6,000,000 common shares for issuance under the ESOP.

  Of the 2,926,080 options granted under the ESOP in 2010, 731,520 options granted vested immediately and expire in 2015. The remaining options expire in 2015 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 2,276,000 options granted under the ESOP in 2009, 569,000 options granted vested immediately and expire in 2014. The remaining options expire in 2014 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 2,549,400 options granted under the ESOP in 2008, 637,350 options granted vested immediately and expire in 2013. The remaining options expire in 2013 and vest in equal installments, on each anniversary date of the grant, over a three-year period.

  Upon the exercise of options under the ESOP, the Company issues new common shares to settle the obligation.

  The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2010			2009			2008

	Options		Weighted average exercise price	Options		Weighted average exercise price	Options		Weighted average exercise price

Outstanding, beginning of year	5,707,940	C$	53.85	4,752,440	C$	44.57	3,609,924	C$	30.34

Granted	2,926,080		57.55	2,276,000		62.65	2,549,400		54.84

Exercised	(1,627,766)		47.02	(1,238,000)		34.28	(1,340,484)		25.46

Forfeited	(243,550)		58.03	(82,500)		55.99	(66,400)		51.32

Outstanding, end of year	6,762,704	C$	56.94	5,707,940	C$	53.85	4,752,440	C$	44.57

Options exercisable at end of year	2,972,857			2,445,615			1,860,890

  Cash received for options exercised in 2010 was $74.7 million (2009 – $36.6 million; 2008 – $33.6 million).

  The total intrinsic value of options exercised in 2010 was C$46.5 million (2009 – C$43.8 million; 2008 – C$50.5 million).

182            AGNICO-EAGLE MINES LIMITED

  The weighted average grant-date fair value of options granted in 2010 was C$16.31 (2009 – C$24.52; 2008 – C$16.78). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2010:

	Options outstandingp			Options exercisable

	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price

Range of exercise prices
C$23.02 – C$36.23	130,538	0.51 years	26.68	124,438	26.35

C$39.18 – C$59.71	4,546,516	2.96 years	54.90	1,990,456	53.04

C$60.72 – C$83.08	2,085,650	3.11 years	63.29	857,963	63.18

C$23.02 – C$83.08	6,762,704	2.96 years	C$56.94	2,972,857	C$54.85

  The weighted-average remaining contractual term of options exercisable at December 31, 2010 was 2.4 years.

  The Company has reserved for issuance 6,762,704 common shares in the event that these options are exercised.

  The number of shares available for granting of options as at December 31, 2010, 2009 and 2008 was 2,771,420, 4,155,750 and 6,349,250, respectively.

  On January 4, 2011, 2,557,064 options were granted under the ESOP, of which 639,266 options vested immediately and expire in the year 2016. The remaining options expire in 2016 and vest in equal installments on each anniversary date of the grant, over a three-year period.

  Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	1.86%	1.27%	3.65%

Expected life of options (in years)	2.5	2.5	2.5

Expected volatility of Agnico-Eagle's share price	43.8%	64.0%	44.8%

Expected dividend yield	0.42%	0.42%	0.23%

  The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price.

  The aggregate intrinsic value of options outstanding at December 31, 2010 was C$133.0 million. The aggregate intrinsic value of options exercisable at December 31, 2010 was C$64.7 million.

  The total compensation expense for the ESOP recognized in the consolidated statements of income for the current year was $37.8 million (2009 – $27.7 million; 2008 – $25.3 million). The total compensation cost related to non-vested options not yet recognized was $32.9 million as of December 31, 2010. Of the total compensation cost for

2010 ANNUAL REPORT            183

  the ESOP, $1.3 million was capitalized as part of construction costs in 2010 (2009 – $8.7 million; 2008 – $9.0 million).

(b)   Incentive Share Purchase Plan

  On June 26, 1997, the shareholders approved an incentive share purchase plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values. In 2009, the Purchase Plan was amended to remove non-executive directors as eligible participants in the plan.

  Under the Purchase Plan, Participants may contribute up to 10% of their basic annual salaries, and the Company contributes an amount equal to 50% of each Participant's contribution. All shares subscribed for under the Purchase Plan are newly issued by the Company. The total compensation cost recognized in 2010 related to the Purchase Plan was $5.0 million (2009 – $3.8 million; 2008 – $3.2 million).

  In 2010, 229,583 common shares were subscribed for under the Purchase Plan (2009 – 196,649; 2008 – 154,998) for a value of $15.0 million (2009 – $11.3 million; 2008 – $9.5 million). In May 2008, shareholders approved an increase in the maximum number of shares reserved for issuance under the Purchase Plan to 5,000,000 from 2,500,000. As at December 31, 2010, Agnico-Eagle has reserved for issuance 2,510,921 common shares (2009 – 2,740,504; 2008 – 2,937,153) under the Purchase Plan.

(c)   Restricted Share Unit Plan

  In 2009, the Company implemented a RSU plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period of two years.

  The Company funded the plan by transferring $4.0 million (2009 – $3.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. Compensation costs for RSUs incorporate an expected forfeiture rate. The forfeiture rate is estimated based on the Company's historical employee turnover rates and expectations of future forfeiture rates that incorporate various factors that include historical ESOP forfeiture rates. For 2009 and 2010, the impact of forfeitures was not material. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust are eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were included in the diluted EPS calculations.

  Compensation cost related to the RSU plan was $3.0 million in 2010 (2009 – $1.5 million), with $0.1 million (2009 – $0.3 million) being capitalized to the "Property, plant and mine development" line item in the consolidated balance sheets. The $2.9 million (2009 – $1.2 million) of compensation expense is included as a component of production, administration and exploration expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

184            AGNICO-EAGLE MINES LIMITED

8.   INCOME AND MINING TAXES

  Income and mining taxes expense (recovery) is made up of the following geographic components:

	2010	2009	2008

Current provision

Canada	$34,217	$1,171	$6,143

Mexico	1,942	–	–

	36,159	1,171	6,143

Future provision (recovery)

Canada	47,083	27,083	25,580

Mexico	18,759	–	–

Finland	1,086	(6,754)	(8,899)

	66,928	20,329	16,681

	$103,087	$21,500	$22,824

  Cash income and mining taxes paid in 2010 were $25.2 million (2009 – $8.8 million; 2008 – $3.8 million).

  The income and mining taxes expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2010	2009	2008

Combined federal and composite provincial tax rates	29.6%	30.9%	31.1%

Increase (decrease) in taxes resulting from:

Provincial mining duties	6.8	16.1	6.9

Tax law change (US$ election)	(5.1)	(24.4)	–

Impact of foreign tax rates	(0.5)	(4.9)	–

Permanent differences	(4.2)	2.2	(13.4)

Valuation allowance	(0.2)	–	5.8

Effect of changes in income tax rates	(2.7)	–	(6.6)

Actual rate as a percentage of pre-tax income	23.7%	19.9%	23.8%

2010 ANNUAL REPORT            185

  As at December 31, 2010 and 2009, Agnico-Eagle's future income and mining tax assets and liabilities were as follows:

	2010		2009

	Assets	Liabilities	Assets	Liabilities

Mining properties	$–	$966,485	$–	$572,964

Net operating and capital loss carry-forwards	–	(133,042)	27,878	(24,692)

Mining duties	–	(71,492)	–	(44,967)

Reclamation provisions	–	(30,752)	–	(20,774)

Valuation allowance	–	4,855	–	11,350

Future income and mining tax assets and liabilities	$–	$736,054	$27,878	$493,881

  All of Agnico-Eagle's future income tax assets and liabilities were denominated in local currency based on the jurisdiction in which the Company paid taxes and were translated into US dollars using the exchange rate in effect at the consolidated balance sheet dates until the Company executed a Canadian federal tax election to commence using the US dollar as its functional currency for Canadian income tax purposes for December 31, 2008 and subsequent years. This election resulted in a deferred tax benefit of $21.8 million for the period ended December 31, 2010 (2009 – $21.0 million).

  The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company in the future may be subject to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

  A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2010	2009

Unrecognized tax benefit, beginning of year	$5,608	$2,824

Additions (reductions)	(3,978)	2,784

Unrecognized tax benefit, end of year	$1,630	$5,608

  The full amount of unrecognized tax benefit, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

  The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico, Sweden and Finland, each with varying statutes of limitations. The 2007 through 2010 tax years generally remain subject to examination.

186            AGNICO-EAGLE MINES LIMITED

9.   ACQUISITIONS

  Comaplex Minerals Corp.

  On April 1, 2010, Agnico-Eagle and Comaplex jointly announced that they reached an agreement in principle whereby Agnico-Eagle would acquire all of the shares of Comaplex (the "Comaplex Shares") that it did not already own. The transaction was completed under a plan of arrangement under the Business Corporations Act (Alberta). Under the terms of the transaction, each shareholder of Comaplex, other than Agnico-Eagle, received 0.1576 of an Agnico-Eagle share per Comaplex share. Additionally, at closing, each Comaplex shareholder, other than Agnico-Eagle and Perfora Investments S.a.r.l. ("Perfora"), received one common share of a newly formed, wholly-owned, subsidiary of Comaplex, Geomark Exploration Ltd. ("Geomark"), in respect of each Comaplex Share and Comaplex transferred to Geomark all of the assets and related liabilities of Comaplex other than those relating to the Meliadine gold exploration properties in Nunavut, Canada. The Geomark assets included all of Comaplex's net working capital, the non-Meliadine mineral properties, all oil and gas properties and investments. Under the plan of arrangement, Comaplex changed its name to Meliadine Holdings Inc.

  Prior to the announcement of the transaction, Perfora and Agnico-Eagle had entered into a support agreement pursuant to which Perfora agreed to, among other things, support the transaction and vote all of the shares it held in Comaplex in favour of the plan of arrangement. Perfora held approximately 17.3% and Agnico-Eagle held approximately 12.3%, on a fully diluted basis, of the outstanding shares of Comaplex prior to the announcement of the acquisition.

  On July 6, 2010, the transactions relating to the plan of arrangement closed and Agnico-Eagle issued a total of 10,210,848 shares to the shareholders of Comaplex, other than Agnico-Eagle, for a total value of $579.0 million. The related transaction costs associated with the acquisition totalling $7.0 million were expensed through the Consolidated Statements of Income during the third quarter of 2010. The Company has accounted for the purchase of Comaplex as a business combination.

  The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on management's estimates of fair value.

Total purchase price:
Comaplex shares previously purchased	$88,683

Agnico-Eagle shares issued for acquisition	578,955

Total purchase price to allocate	$667,638

Fair value of assets acquired:

Property	$642,610

Goodwill	200,064

Supplies	542

Equipment	2,381

Asset retirement obligation	(3,400)

Deferred tax liability	(174,559)

Net assets acquired	$667,638

2010 ANNUAL REPORT            187

  The Comaplex shares purchased prior to the April 1, 2010 announcement of the acquisition had a cost base of $24.1 million and a fair value at July 6, 2010 of $88.6 million. Upon the acquisition of Comaplex, the non-cash gain of $64.5 million on those shares within accumulated other comprehensive income was reversed into the Consolidated Statements of Income as a gain during the third quarter of 2010.

  The Company believes that goodwill for the Comaplex acquisition arose principally because of the following factors: 1) The going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resources through new discoveries; and 2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  Pro forma results of operations for Agnico-Eagle assuming the acquisition of Comaplex described above had occurred as of January 1, 2009 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues:

	2010	2009

	Unaudited

Pro forma net income	$331,516	$85,371

Pro forma income per share – basic	$2.04	$0.55

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2010	2009

Trade payables	$91,974	$86,392

Wages payable	21,583	14,036

Accrued liabilities	33,390	31,924

Current portion of capital lease obligations	10,592	11,955

Goldex Mine government grant (note 5(b))	1,485	–

Other liabilities	11,943	11,125

	$170,967	$155,432

  In 2009, other liabilities included the liability portion of the flow-through shares issuance of $6.8 million (note 6(b)). The liability portion of the flow-through shares issuance at December 31, 2010 was nil. The remaining 2009 amounts mainly consisted of various employee payroll tax withholdings and other payroll taxes.

  In 2010, the other liabilities balance mainly consisted of various employee payroll tax withholdings and other payroll taxes.

188            AGNICO-EAGLE MINES LIMITED

11. RELATED PARTY TRANSACTIONS

  Contact Diamond Corporation ("Contact") was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact, as the Company's investment no longer represented a "controlling financial interest". A loan was originally advanced for the purpose of funding ongoing exploration and operating activities and was repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002.

  In 2006, the Company tendered its 13.8 million Contact shares in conjunction with Stornoway Diamond Corporation's ("Stornoway") offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share, resulting in the receipt by the Company of 4,968,747 Stornoway shares. A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during 2006. On February 12, 2007, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million. Stornoway acquired the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share. In addition, on March 16, 2007, the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures matured two years after their date of issue and interest was payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments could be paid in cash or in shares of Stornoway. During 2008, the interest payments to the Company amounted to C$0.7 million and consisted of 1,940,614 shares of Stornoway (2007 – C$0.9 million and consisted of C$0.6 million in cash and 302,450 shares of Stornoway).

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

  Agnico-Eagle's holdings in Stornoway as at December 31, 2009 remained unchanged at 40,270,978 common shares (approximately 15.3% of the issued and outstanding common shares).

  On February 22, 2010 the Company purchased 5.0 million common shares of Stornoway at a price of C$0.50 per common share. At December 31, 2010 the Company's holdings in Stornoway was 45,270,978 common shares (approximately 12.8% of the issued and outstanding common shares).

12. COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2010, the total amount of these guarantees was $111.3 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalties.

  The Company has a royalty agreement with the Finnish government relating to the Kittila Mine. Starting 12 months after the mining operations commenced, the Company is required to pay 2% on net smelter returns, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

2010 ANNUAL REPORT            189

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

  The Company is committed to pay a royalty on production from certain properties in the Abitibi area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty, with percentages ranging from 0.5% to 5%.

  The Company is committed to pay a royalty on production from certain properties in the Pinos Altos area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty, with percentages ranging from 2.5% to 3.5%.

  In addition, the Company has the following purchase commitments:

Purchase Commitments

2011	$10,294

2012	7,798

2013	5,918

2014	4,466

2015	4,466

Subsequent years	28,862

Total	$61,804

13. LEASES

(a)   Capital Leases

  In 2010 and 2009, the Company entered into five sale-leaseback agreements each year with third-parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with ASC 840-40 – Sale-Leaseback Transactions. The sale-leaseback agreements have an average effective annual interest rate of 6.18% and the average length of the contracts is 4.5 years.

  All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. The total gross amount of assets recorded under sale-leaseback capital leases amounts to $33.6 million (2009 – $21.0 million).

  The Company has agreements with third-party providers of mobile equipment that are used in the Meadowbank and Kittila Mines. These arrangements represent capital leases in accordance with the guidance in ASC 840-30 – Capital Leases. The leases for mobile equipment at the Kittila Mine are for 5 years and the leases for mobile equipment at the Meadowbank Mine are for 5 years. The effective annual interest rate on the lease for mobile equipment at the Meadowbank Mine is 5.64%. The effective annual interest rate on the lease for mobile equipment at the Kittila Mine is 4.99%.

190            AGNICO-EAGLE MINES LIMITED

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2010

13. LEASES (Continued)

  The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2010:

Year ending December 31:

2011	$13,015

2012	13,015

2013	15,931

2014	8,907

2015	3,608

Thereafter	–

Total minimum lease payments	54,476

Less amount representing interest	5,865

Present value of net minimum lease payments	$48,611

  The Company's capital lease obligations at December 31 are comprised as follows:

	2010	2009

Total future lease payments	$54,476	$37,762

Less: interest	5,865	3,826

	48,611	33,936

Less: current portion	10,592	11,955

Long-term portion of capital leases	$38,019	$21,981

  At the end of 2010, the gross amount of assets recorded under capital leases, including sale-leaseback capital leases was $55.7 million (2009 – $51.7 million; 2008 – $30.7 million). The charge to income resulting from the amortization of assets recorded under capital leases is included in the "Amortization of property, plant and mine development" component of the Consolidated Statements of Income.

(b)   Operating Leases

  The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease

2010 ANNUAL REPORT            191

  payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2010 are as follows:

  Minimum lease payments:

2011	$1,506

2012	1,292

2013	748

2014	663

2015	663

Thereafter	4,891

Total	$9,763

  Total rental expense for operating leases was $4.1 million in 2010 (2009 – $3.7 million; 2008 – $3.1 million).

14. RESTRICTED CASH

  As part of the Company's insurance programs fronted by a third party provider and reinsured through the Company's internal insurance program, the third party provider requires that cash of $2.5 million be restricted.

15. FINANCIAL INSTRUMENTS

  From time to time, Agnico-Eagle has entered into financial instruments with several financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  In 2009 and 2010, financial instruments which have subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash, cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde, Goldex, Lapa and Meadowbank Mines, and the Meliadine mine project have Canadian dollar requirements for capital, operating and exploration expenditures.

  In 2008, to mitigate the risks associated with fluctuating foreign exchange rates, the Company entered into three zero cost collars to hedge the functional currency equivalent cash flows associated with the Canadian dollar denominated capital expenditures related to the Meadowbank Mine. In March 2009, the Company entered into another zero cost collar for the same purpose. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. The hedged items represented monthly unhedged forecast Canadian dollar cash outflows during 2009. At December 31, 2008, the three zero cost collars hedged $180 million of 2009 expenditures and the additional zero cost collar entered in 2009 hedged $45 million of 2009 expenditures. The cash flow hedging relationship met all requirements per ASC 815 to be perfectly effective, and unrealized gains and losses were recognized within other comprehensive income ("OCI").

192            AGNICO-EAGLE MINES LIMITED

  Gains and losses deferred in accumulated other comprehensive income ("AOCI") were recognized into income as amortization (or depreciation) of the hedged capital asset occurred. Amounts transferred out of accumulated OCI were recorded in the "Property, plant and mine development" line item in the consolidated balance sheet and amortized into income over the same period as the hedged capital asset.

  In 2009, all of the effective hedges matured and a total of $7.4 million was reclassified from OCI to the balance sheet as a credit to "Property, plant, and mine development" line item. The total amount of unrealized loss on the hedges was nil as at December 31, 2009 (2008 – $8.9 million). Approximately $0.6 million was reclassified into the Consolidated Statement of Income in 2010 as the net gain was amortized in relation to the hedged capital asset.

  The following table sets out the changes in the AOCI balances recorded in the consolidated financial statements pertaining to the foreign exchange hedging activities. The fair values, based on Black-Scholes calculated mark-to-market valuations, of recorded derivative related assets and liabilities and their corresponding entries to AOCI reflect the netting of the fair values of individual derivative financial instruments.

	2010	2009

AOCI, beginning of year	$–	$(8,888)

Gain reclassified from AOCI into project development costs	–	(7,399)

Gain (loss) recognized in OCI	–	16,287

AOCI, end of year	$–	$–

  During the third quarter of 2010, the Company entered into an extendible foreign exchange flat forward transaction. At the end of each month beginning in August 2010 and ending in December 2010, the Company must exchange $5 million for Canadian dollars at a rate of US$1.0 = C$1.1. The Company had a realized gain on these transactions of $1.8 million. On December 31, 2010 and on June 30, 2011, at the option of the counterparty, the monthly exchange can be extended for another 6 months at each date. The counterparty has given notice to the Company that they will not extend their option for the 6 months following December 31, 2010. The counterparty, however, still has the second extension option to extend for the 6 months following June 30, 2011. The Company had an unrealized mark-to-market gain of $0.1 million that was recorded through the "Gain on derivative financial instruments" line item within the Consolidated Statements of Income and Comprehensive Income relating to the extendible foreign exchange flat forward transaction.

  In 2010, the Company entered into a zero cost collar contract whereby the purchase of US dollar put options was financed through selling US dollar call options at higher exercise prices such that the net premium payable to the different counterparties by the Company was nil. The risk hedged in 2010 was the variability in expected future cash flows arising from changes in foreign currency exchange below and above the levels of C$1.05 and C$1.07 per US dollar. The hedged items represented a portion of the unhedged forecast Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2010. In 2010, the zero cost collar hedged $20 million of 2010 expenditures. As of December 31, 2010, all positions had expired and the strategy resulted in an overall realized gain of $0.7 million which was recognized in the "Gain on derivative financial instruments" line item of the Consolidated Statements of Income and Comprehensive Income.

  The Company's other foreign currency derivative strategies in 2010 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to the year end such that

2010 ANNUAL REPORT            193

  no derivatives were outstanding on December 31, 2010. The Company's foreign currency derivative strategy generated $4.9 million (2009 – $4.5 million, 2008 – $4.5 million) in call option premiums for the year ended December 31, 2010 that were recognized in the "Gain on derivative financial instruments" line item of the Consolidated Statements of Income and Comprehensive Income.

  As at December 31, 2010, the Company had unmatured written covered call options on available-for-sale securities with a premium of nil (2009 – $1.1 million) and a Black-Scholes calculated mark-to-market gain (loss) of nil (2009 – $0.5 million). Premiums received on the sale of covered call options are recorded as a liability in the "Fair value of derivative financial instruments" component of the consolidated balance sheets until they mature or the position is closed. Gains or losses as a result of mark-to-market valuations are taken into income in the period incurred. The Company sold these call options against the shares and warrants of Goldcorp Inc. ("Goldcorp") to reduce its price exposure to the Goldcorp shares and warrants it acquired in connection with Goldcorp's acquisition of Gold Eagle Mines Ltd. During 2010, the Company continued to write covered call options on the warrants of Goldcorp as they expired, or were repurchased.

  During the third quarter of 2009, the Company sold its 0.8 million shares of Goldcorp shares but continued to write call options on the 0.8 million warrants it continues to hold. The warrants of Goldcorp were disposed of on December 22, 2010. The $0.6 million recorded as a liability as at December 31, 2009, was recognized through the consolidated statements of income in 2010. As the warrants were disposed of in 2010, no further call options were written and no liability existed as at December 31, 2010.

  During the year-ended December 31, 2010, the Company recognized a net gain of $2.5 million (2009 – $10.5 million) related to the written call options of Goldcorp shares and warrants in the "Interest and sundry income" component of the consolidated statements of income.

  Cash provided by operating activities in the consolidated statements of cash flows is adjusted for gains realized on the consolidated statements of income through the loss (gain) on sale of securities component. Premiums received are a component of proceeds on sale of available-for-sale securities and other within the cash used in investing activities section of the consolidated statements of cash flows.

  In the first quarter of 2010, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price of zinc associated with a portion of the LaRonde Mine's 2010 production. The purchase of zinc put options has been financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company was nil.

  A total of 15,000 metric tonnes of zinc call options were written at a strike price of $2,500 per metric tonne with 1,500 metric tonnes expiring each month beginning March 31, 2010. A total of 15,000 metric tonnes of zinc put options were purchased at a strike price of $2,200 per metric tonne with 1,500 metric tonnes expiring each month beginning March 31, 2010. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 per metric tonne. This represented approximately 21% of forecasted zinc production. These contracts did not qualify for hedge accounting under ASC 815 – Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments are recognized in the "Gain on derivative financial instruments" component of the consolidated statements of income. During the year ended December 31, 2010, the Company recognized a realized gain of $3.7 million. There were no zinc hedges outstanding at December 31, 2010.

  In addition, the Company implemented a strategy to enhance the realized copper metal prices realized and mitigate the risks associated with fluctuating copper prices by occasionally writing copper call options. During 2010, four short-term copper call options were written and the realized loss net of premiums received amounted to $0.6 million that was recognized in the "Gain on derivative financial instruments" line item of the Consolidated Statements of Income and Comprehensive Income.

194            AGNICO-EAGLE MINES LIMITED

  As at December 31, 2010 and 2009, there were no metal derivative positions. The Company may from time-to-time utilize short-term (intra quarter) financial instruments as part of its strategy to minimize risks and optimize returns on its byproduct metal sales.

  Other required derivative disclosures can be found in note 6(e), "Accumulated other comprehensive income (loss)".

  The following table provides a summary of the amounts recognized in the "Gain on derivative financial instruments" line item of the Consolidated Statements of Income and Comprehensive Income.

	2010	2009	2008

Premiums realized on written foreign exchange call options	$4,845	$4,494	$4,481

Realized gain on foreign exchange extendible flat forward	1,797	–	–

Realized gain on foreign exchange collar	711	–	–

Mark-to-market on foreign exchange extendible flat forward	142

Realized gain on zinc financial instruments	3,733	(752)	–

Realized loss on copper financial instruments	(558)	(150)	–

Realized loss on silver financial instruments	(3,058)	–	–

	$7,612	$3,592	$4,481

  Agnico-Eagle's exposure to interest rate risk at December 31, 2010 relates to its cash and cash equivalents, short-term investments and restricted cash totaling $104.6 million (2009 – $163.6 million) and the Credit Facility. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 0.56% (2009 – 0.59%).

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2010.

  ASC 820 – Fair Value Measurement and Disclosure (Prior authoritative literature: FASB Statement No. 157, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value in US GAAP and expands required disclosures about fair value measurements.

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

  The three levels of the fair value hierarchy under ASC 820 are:

  Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

2010 ANNUAL REPORT            195

  Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The following table sets out the Company's financial assets and liabilities measured at fair value within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3

Financial assets:
Cash equivalents and short-term investments(1)	$7,820	$–	$7,820	$–

Available-for-sale securities(2)(3)	99,109	90,925	8,185	–

Trade receivables(4)	112,949	–	112,949	–

	$219,878	$90,925	$128,954	$–

Financial liabilities:

Derivative liabilities(3)	$142	$–	$142	$–

(1)
Fair value approximates the carrying amounts due to the short-term nature.

(2)
Recorded at fair value using quoted market prices.

(3)
Recorded at fair value based on broker-dealer quotations.

(4)
Trade receivables from provisional invoices for concentrate sales are included within Level 2 as they are valued using quoted forward rates derived from observable market data based on the month of expected settlement.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale equity securities are recorded at fair value using quoted market prices or broker-dealer quotations. The Company's available-for-sale equity securities that are valued using quoted market prices in active markets are classified as Level 1 of the fair value hierarchy. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants, which are recorded at fair value based broker-dealer quotations.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the interim consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

16. SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico, and Finland. The Company identifies its reportable segments as those operations

196            AGNICO-EAGLE MINES LIMITED

  whose operating results are reviewed by the Chief Executive Officer and Chief Operating Officer, and that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. The following are the reporting segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde Mine, Lapa Mine, Goldex Mine, Meadowbank Mine and the Regional Office
Europe:	Kittila Mine
Latin America:	Pinos Altos Mine
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration offices, Meliadine Mine Project and the Latin America Exploration office

  The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies. There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions. The goodwill of $200.1 million on the Consolidated Balance Sheets relates to the Meliadine Mine Project that is a component of the Exploration segment.

  Corporate Head Office assets are included in the Canada category and specific corporate income and expense items are noted separately below.

2010 ANNUAL REPORT            197

  The Goldex Mine achieved commercial production on August 1, 2008. On May 1, 2009, both the Lapa Mine and the Kittila Mine achieved commercial production. The Pinos Altos Mine achieved commercial production on November 1, 2009. The Meadowbank Mine achieved commercial production on March 1, 2010.

Twelve Months Ended December 31, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)

Canada	$1,086,744	$499,621	$140,024	$–	$22,815	$424,284

Europe	160,140	87,735	31,231	–	(2,780)	43,954

Latin America	175,637	90,116	21,134	–	(2,126)	66,513

Exploration	–	–	97	54,958	1,627	(56,682)

	$1,422,521	$677,472	$192,486	$54,958	$19,536	$478,069

Segment income						$478,069

Corporate and Other

Interest and sundry income						10,254

Gain on acquisition of Comaplex						57,526

Gain on sale of available-for-sale securities						19,487

Gain on derivative financial instruments						7,612

General and administrative						(94,327)

Provincial capital tax						6,075

Interest expense						(49,493)

Income before income, mining and federal capital taxes						$435,203

198            AGNICO-EAGLE MINES LIMITED

Twelve Months Ended December 31, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)

Canada	$538,123	$252,035	$60,028	$–	$36,499	$189,561

Europe	61,457	42,464	10,909	–	3,582	4,502

Latin America	14,182	11,819	1,524	–	(250)	1,089

Exploration	–	–	–	36,279	–	(36,279)

	$613,762	$306,318	$72,461	$36,279	$39,831	$158,873

Segment income						$158,873

Corporate and Other

Interest and sundry income						12,580

Gain on sale of available-for-sale securities						10,142

Gain on derivative financial instruments						3,592

General and administrative						(63,687)

Provincial capital tax						(5,014)

Interest expense						(8,448)

Income before income, mining and federal capital taxes						$108,038

2010 ANNUAL REPORT            199

Twelve Months Ended December 31, 2008	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)

Canada	$368,938	$186,862	$36,133	$–	$(70,442)	$216,385

Europe	–	–	–	–	(7,281)	7,281

Latin America	–	–	–	–	35	(35)

Exploration	–	–	–	34,704	–	(34,704)

	$368,938	$186,862	$36,133	$34,704	$(77,688)	$188,927

Segment income						$188,927
Corporate and Other

Interest and sundry income						11,721

Gain on sale of available-for-sale securities						25,626

General and administrative						(47,187)

Write-down on available-for-sale securities						(74,812)

Gain on derivative financial instruments						4,481

Provincial capital tax						(5,332)

Interest expense						(2,952)

Income before income, mining and federal capital taxes						$95,991

	Capital Expenditures

	2010	2009	2008

Canada	$1,004,129	$435,098	$548,555

Europe	67,894	84,955	190,188

Latin America	103,131	136,706	171,438

Exploration	97	–	55

	$1,175,251	$656,759	$910,236

200            AGNICO-EAGLE MINES LIMITED

ITEM 19   EXHIBITS

Exhibits and Exhibit Index.    The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

EXHIBIT INDEX

Exhibit No.	Description

1.01	Articles of Amalgamation of the Company (incorporated by reference to Exhibit 1.02 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2007, filed with the SEC on March 28, 2008).	*

1.02	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K (File No. 001-13422) furnished to the SEC on March 28, 2008).	*

4.01	Amended and Restated Credit Agreement, dated as of June 22, 2010, between the Company, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia.	*

4.02	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333-152004), filed with the SEC on August 19, 2008).**	*

4.03	Amended and Restated Incentive Share Purchase Plan (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 (File No. 333-152004) filed with the SEC on August 19, 2008).**	*

4.04	Warrant Indenture, dated as of April 4, 2009, between the Company and Computershare Trust Company of Canada (incorporated by reference to Exhibit 4.05 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2009, filed with the SEC on March 26, 2010).	*

4.05	Note Purchase Agreement, dated as of April 7, 2010, between the Company and the purchasers party thereto.	*

8.01	List of subsidiaries of the Company.	*

11.01	Code of Ethics (incorporated by reference to Exhibit 2 to the Company's Form 6-K (File No. 001-13422) furnished to the SEC on December 21, 2005).	*

12.01	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code) (Sean Boyd).	*

12.02	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code) (David Garofalo).	*

13.01	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).***	*

13.02	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo).***	*

15.01	Consent of Independent Registered Public Accounting Firm.	*

15.02	Audit Committee Charter (incorporated by reference to Exhibit 15.04 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2005 filed with the SEC on March 28, 2006).

101	The following financial information from Agnico-Eagle Mines Limited's Comparative Audited Consolidated Financial Statements, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Statements of Income; (ii) the Consolidated Statements of Cash Flow; (iii) the Consolidated Balance Sheets; (iv) the Consolidated Statements of Shareholders' Equity; (v) the Consolidated Statements of Comprehensive Income; and (vi) the Notes to Consolidated Financial Statements, tagged as blocks of text.

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

2010 ANNUAL REPORT            201

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AGNICO-EAGLE MINES LIMITED
Toronto, Canada March 28, 2011
	By:	/s/ AMMAR AL-JOUNDI Ammar Al-Joundi Senior Vice-President, Finance and Chief Financial Officer

202            AGNICO-EAGLE MINES LIMITED