Form 20-F
period 2011-12-31
AGNICO EAGLE MINES LTD
filed 2012-03-29
CIK 2809

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

170,859,604 Common Shares as of December 31, 2011

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

Yes    ☒            No    ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

  •
  the Company's outlook for 2012 and future periods;

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

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the forward-looking statements in this Form 20-F are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out elsewhere in this Form 20-F as well as: that there are no significant disruptions affecting Agnico-Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and

2011 ANNUAL REPORT            1

expansion at each of Agnico-Eagle's mines and mine development projects proceed on a basis consistent with current expectations, and that Agnico-Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this Form 20-F; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico-Eagle.

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

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this Form 20-F have been prepared in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

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

2011 ANNUAL REPORT            3

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3   KEY INFORMATION

Selected Financial Data

The following selected financial data for each of the years in the five-year period ended December 31, 2011 are derived from the consolidated financial statements of Agnico-Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company's operating and financial review and prospects set out in Item 5 of this Form 20-F, the consolidated financial statements and the notes thereto set out in Item 18 of this Form 20-F and other financial information included elsewhere in this Form 20-F.

	Year Ended December 31,

	2011	2010	2009	2008	2007

	(in thousands of U.S. dollars, US GAAP basis, other than share and per share information)
Income Statement Data

Revenues from mining operations	1,821,799	1,422,521	613,762	368,938	432,205

Production costs	876,078	677,472	306,318	186,862	166,104

Exploration and corporate development	75,721	54,958	36,279	34,704	25,507

Equity loss in junior exploration company	–	–	–	–	–

Amortization	261,781	192,486	72,461	36,133	27,757

General and administrative	107,926	94,327	63,687	47,187	38,167

Write-down of available-for-sale securities	8,569	–	–	74,812	–

Loss (Gain) on derivative financial instruments	(3,683)	(7,612)	–	–	5,829

Provincial capital tax	9,223	(6,075)	5,014	5,332	3,202

Interest	55,039	49,493	8,448	2,952	3,294

Interest and sundry income	5,188	(10,254)	(16,172)	(11,721)	(25,142)

Loss on Goldex mine	302,893	–	–	–	–

Impairment loss on Meadowbank mine	907,681	–	–	–	–

Gain on acquisition of Comaplex, net of transaction costs	–	(57,526)	–	–	–

Gain on sale of available-for-sale-securities	(4,907)	(19,487)	(10,142)	(25,626)	(4,088)

Foreign exchange (gain) loss	(1,082)	19,536	39,831	(77,688)	32,297

Income before income and mining taxes	(778,628)	435,203	108,038	95,991	159,278

Income and mining taxes (recoveries)	(209,673)	103,087	21,500	22,824	19,933

Net income	(568,955)	332,116	86,538	73,167	139,345

Attributed to non-controlling interest	(60)	–	–	–	–

Attributed to common shareholders	(568,895)	–	–	–	–

Net income per share – basic	(3.36)	2.05	0.55	0.51	1.05

Net income per share – diluted	(3.36)	2.00	0.55	0.50	1.04

Weighted average number of shares outstanding – basic	170,275,475	162,342,686	155,942,151	144,740,658	132,768,049

Weighted average number of shares outstanding – diluted	170,275,475	165,842,259	158,620,888	145,888,728	133,957,869

Dividends declared per common share	0.00	0.64	0.18	0.18	0.18

4            AGNICO-EAGLE MINES LIMITED

Balance Sheet Data (at end of period)

Mining properties (net)	3,895,355	4,564,563	3,581,798	2,997,500	2,123,397

Total assets	5,034,262	5,500,351	4,247,357	3,378,824	2,735,498

Long-term debt	920,095	650,000	715,000	200,000	–

Reclamation provision and other liabilities	145,988	145,536	96,255	71,770	57,941

Net assets	3,215,163	3,665,450	2,751,761	2,517,756	2,058,934

Common shares	3,181,381	3,078,217	2,378,759	2,299,747	1,931,667

Shareholders' equity	3,215,163	3,665,450	2,751,761	2,517,756	2,058,934

Total common shares outstanding	170,859,604	168,720,355	156,625,174	154,808,918	142,403,379

Currency Exchange Rates

All dollar amounts in this Form 20-F are in U.S. dollars, except where otherwise indicated. The following tables set out, in Canadian dollars, the exchange rates for the U.S. dollar, based on the noon buying rate as reported by the Bank of Canada (the "Noon Buying Rate"). On March 12, 2012, the Noon Buying Rate was US$1.00 equals C$0.9935.

	Year Ended December 31,

	2011	2010	2009	2008	2007

High	1.0604	1.0778	1.3000	1.2969	1.1853

Low	0.9449	0.9946	1.0292	0.9719	0.9170

End of Period	1.0170	0.9946	1.0466	1.2246	0.9881

Average	0.9891	1.0299	1.1420	1.0660	1.0748

	2012			2011

	March (to March 12)	February	January	December	November	October	September

High	1.0015	1.10016	1.0272	1.0406	1.0487	1.0604	1.0389

Low	0.9849	0.9866	0.9986	1.0105	1.0126	0.9935	0.9752

End of Period	0.9935	0.9866	1.0052	1.0170	1.0197	0.9935	1.0389

Average	0.9929	0.9965	1.0134	1.0238	1.0258	1.0207	1.0026

On December 31, 2011 and March 12, 2012, US$1.00 equalled €0.7729 and €0.7623, respectively, as reported by the European Central Bank.

2011 ANNUAL REPORT            5

Risk Factors

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

The Company's earnings are directly related to commodity prices, as revenues are derived from the sale of precious metals (gold and silver), zinc and copper. Gold prices, which have the greatest impact on the Company's financial performance, fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, investment demand, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold and changes in supply, including worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. In addition, such fluctuations may require changes to the mine plan. Also, the Company's decisions to proceed with the operations at its current mines were based on a market price of gold between $400 and $450 per ounce. If the market price of gold falls below these levels, the mines may be rendered uneconomic and production may be suspended. Also, the Company's evaluation of the Meliadine project acquisition was based on an assumption of a market price of gold of $950 per ounce and the evaluation of the La India project acquisition was based on an assumption of a market price of gold of $1,150 per ounce. If the market price of gold falls below these respective levels, future activity at the Meliadine project or the La India project may be rendered uneconomic and activities may be suspended. In addition, the Company's current mine plans are all based on a gold price of $1,500 per ounce and reserve and resource estimates are based on a gold price of $1,255 per ounce; if the price of gold falls below these levels the mine plans may have to be changed, which may result in reduced production, higher costs than anticipated or both and estimates of reserves and resources may have to be reduced. Further, the prices received from the sale of the Company's byproduct metals produced at its LaRonde mine (zinc, silver, lead and copper) and its Pinos Altos mine (silver) affect the Company's ability to meet its targets for total cash costs per ounce of gold produced. These byproduct metal prices fluctuate widely and are also affected by numerous factors beyond the Company's control. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's price risk management policy, approved by the Company's board of directors (the "Board"), the Company may review this practice on a project by project basis. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk – Derivatives" for more details on the Company's use of derivative instruments. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

	2012 (to March 12)	2011	2010	2009	2008	2007

High price ($ per ounce)	1,781	1,895	1,421	1,212	1,011	841

Low price ($ per ounce)	1,598	1,319	1,058	810	712	608

Average price ($ per ounce)	1,698	1,572	1,125	972	872	695

On March 12, 2012, the London P.M. Fix was $1,698 per ounce of gold.

The assumptions that underlie the estimate of future operating results and the strategies used to mitigate the effects of risks of metal prices are set out herein and in "Item 5 Operating and Financial Review and Prospects – Outlook – Gold Production Growth" of this Form 20-F.

6            AGNICO-EAGLE MINES LIMITED

Based on 2012 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in certain metal prices from 2011 market average prices are as follows:

Income per share

Gold	$0.64

Silver	$0.06

Zinc	$0.02

Copper	$0.01

Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

The Company is largely dependent upon its mining and milling operations at its Meadowbank mine in Nunavut and at its LaRonde mine in Quebec, and any adverse condition affecting those operations may have a material adverse effect on the Company.

The Company's operations at the Meadowbank mine accounted for approximately 27% of the Company's gold production and are expected to account for approximately 30% of the Company's gold production in 2012 (using 912,500 ounces, being the midpoint of the Company's production guidance range of 875,000-950,000 ounces). The LaRonde mine in the Abitibi region of northern Quebec accounted for approximately 12.6% of the Company's gold production in 2011 and is expected to account for approximately 17% of the Company's gold production in 2012. In 2011, gold production at the Meadowbank mine was approximately 90,000 ounces below the Company's expectation as a result of issues that included a fire that destroyed the minesite's kitchen facilities and above anticipated dilution. For the year ended December 31, 2011, the Company performed a full review of the Meadowbank mine's operation and updated the related life of mine plan. The review considered the exploration potential of the area, the current mineral reserves and resources, the projected operating costs in light of persistently high operating costs experienced since the commencement of commercial operations, metallurgical performance and gold price. The updated life of mine plan contemplates a shorter mine life and reduced reserves and resources and required the Company to incur a pre-tax asset impairment charge of $907.7 million. At the LaRonde mine, the Company is now extracting ore from below Level 245, which was previously referred to as the LaRonde mine extension. The depth of these operations, as well as the new infrastructure required to extract this deeper ore, could pose significant challenges to the Company such as geomechanical risks and ventilation and air conditioning requirements, which could result in difficulties and delays in achieving gold production objectives. Any adverse condition affecting mining or milling conditions at the Meadowbank or LaRonde mines could be expected to have a material adverse effect on the Company's financial performance and results of operations. The Company also anticipates using revenue generated by its operations at these mines to finance a substantial portion of its capital expenditures in 2012, including new projects at the Pinos Altos mine and the Meliadine and La India projects.

The Kittila, Pinos Altos and Lapa mines commenced commercial production in 2009 and commercial production at the Creston Mascota deposit at Pinos Altos was achieved in the first quarter of 2011. However, unless the Company otherwise acquires significant gold-producing assets in other regions, the Company will continue to be dependent on its operations at the Meadowbank and LaRonde mines for a substantial portion of its gold production. Further, there can be no assurance that the Company's current exploration and development programs at the LaRonde or Meadowbank mines will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

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

2011 ANNUAL REPORT            7

port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is unable to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank mine. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank mine may require the slowdown or stoppage of operations. For example, the February 2011 fire at the Meadowbank Mine's kitchen facilities required the mine to be on reduced operations which resulted in reduced gold production at the mine.

The Company's Meliadine project, 290 kilometres southeast of the Meadowbank mine, is also located in the Kivalliq District of Nunavut, approximately 25 kilometres northwest of the hamlet of Rankin Inlet on the west coast of Hudson Bay. Access to the property is by helicopter from Rankin Inlet year-round and by tracked vehicles overland on a winter road from approximately late December to mid-May. An all-weather access road between the project and Rankin Inlet is at the permitting stage. The Company's operations at the Meliadine project may be constrained by its remoteness and, prior to the completion of the all weather access road, lack of access if the winter road season is shortened by permit delays or unusually warm weather, or if construction of the all-weather road is delayed. Most of the materials that the Company requires to operate the advanced exploration program, and may require if it determines to build a mine in the future, must be transported through the port of Rankin Inlet during its six-week shipping season. If the Company cannot identify and procure suitable equipment and materials within a timeframe that permits transporting them to the project within this shipping season, this could result in delays and/or cost increases in the exploration program and, if the Company determines to build a mine, any construction or development on the property.

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

The Company's recently opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Company's production forecasts are based on full production being achieved at all of its mines, and the Company's ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. Production from these mines in 2012 may be lower than anticipated if the anticipated full production rate cannot be achieved.

The LaRonde mine extension, which commenced operation in late 2011, will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde mine extension will rely on new infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde mine. The depth of the operations could pose significant challenges to the Company such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

The development of the Kittila and Pinos Altos mines requires the construction and operation of significant new underground mining operations. The construction and operation of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits and engineering and mine design adjustments.

8            AGNICO-EAGLE MINES LIMITED

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, autoclave, filter press or semi-autogenous grinding ("SAG") mill. In addition, production may be reduced if, during the course of mining or processing, unfavourable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. In seven of the last nine years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to: a rock fall, production drilling challenges and lower than planned mill recoveries in 2003; higher than expected dilution in 2004; increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005; and delays in the commissioning of the Goldex production hoist and the Kittila autoclave in 2008. In 2009, gold production was 492,972 ounces, down from the Company's initial estimate of 590,000 ounces, primarily as a result of delays in the commencement of production at the Kittila mine due to issues with the autoclave, at the Pinos Altos mine resulting from problems in commissioning the dry tailings filter presses and at the Lapa mine resulting from dilution issues. In 2010, gold production of 987,607 ounces was below the initial anticipated range of 1 million to 1.1 million ounces primarily as a result of lower throughput at the Meadowbank mine mill due to a bottleneck in the crushing circuit and because there were autoclave issues at the Kittila mine in the first half of the year. In 2011, gold production of 985,460 ounces was below the initial anticipated range of 1.13 to 1.23 million ounces primarily as a result of suspension of mining operations at the Goldex mine due to suspected rock subsidence in the hanging wall above the main orebody, a fire in the Meadowbank mine kitchen complex which negatively impacted production and lower than expected grades at the Meadowbank and LaRonde mines. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

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

2011 ANNUAL REPORT            9

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

Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency controls or restrictions, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

In addition, Finland and Mexico have significantly different laws and regulations than Canada and there exist cultural and language differences between these countries and Canada. Also, the Company faces challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in several international locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of the Company's operations in Canada. There can be no assurance that difficulties associated with the Company's foreign operations can be successfully managed.

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. Mineral reserve and resource estimates are based on gold recoveries in small scale laboratory tests and may not be indicative of the mineralization in the entire orebody and the Company may not be able to achieve similar results in larger scale tests under on-site conditions or during production. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves on all of its properties based on, among other things, a $1,255 per ounce gold price. Monthly average gold prices have been above $1,255 per ounce since September 2010; however, prior to that time, monthly average gold prices were below $1,255 per ounce. Prolonged declines in the market price of gold (or applicable byproduct metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or applicable byproduct metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

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

The Company regularly evaluates opportunities to acquire securities or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their

10            AGNICO-EAGLE MINES LIMITED

operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facility and its $600 million of guaranteed senior unsecured notes referred to under the heading "Item 4 Information on the Company – History and Development of the Company" to incur additional unsecured indebtedness, provided that it maintains certain financial ratios and meets financial condition covenants and, in the case of the bank credit facility, that it complies with certain covenants, including that no default under the bank credit facility has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness, the terms of such indebtedness are no more onerous to the Company than those under the bank credit facility and such indebtedness does not require principal payments until at least 12 months following the then existing maturity date of the bank credit facility. There can be no assurance that the Company would be successful in overcoming these or any other problems encountered in connection with such acquisitions.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company's results of operations.

The Company's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company's revenues are earned in U.S. dollars but the majority of its operating costs at the LaRonde, Goldex, Lapa and Meadowbank mines, as well as the Meliadine project, are incurred in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2007 to January 1, 2012, the Noon Buying Rate fluctuated from a high of C$1.3000 per $1.00 to a low of C$0.9170 per $1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2012 after-tax operating results, a 10% change in the U.S. dollar/Canadian dollar exchange rate from the 2011 market average exchange rate would affect net income by approximately $0.30 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars; however, there can be no assurance that these strategies will be effective. See "Item 5 Operating and Financial Review and Prospects – Outlook – Gold Production Growth" for a description of the assumptions underlying the sensitivity and the strategies used to mitigate the effects of risks. In addition, the majority of the Company's operating costs at the Kittila mine are incurred in Euros and a portion of operating costs at the Pinos Altos mine and exploration and development costs at the La India project are incurred in Mexican pesos. Each of these currencies has fluctuated significantly against the U.S. dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

If the Company fails to comply with restrictive covenants in its debt instruments, the Company's ability to borrow under its unsecured revolving bank credit facility could be limited and the Company may then default under other debt agreements, which could harm the Company's business.

The Company's unsecured revolving $1.2 billion bank credit facility limits, among other things, the Company's ability to permit the creation of certain liens, make investments in a business or carry on business unrelated to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. In addition, the Company's $600 million guaranteed senior unsecured notes limit, among other things, the Company's ability to permit the creation of certain liens, carry on business unrelated to mining or dispose of the Company's material assets. The bank credit facility and the guaranteed senior unsecured notes also require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under one of the bank credit facility or the notes. At March 12, 2012 there was approximately $320 million drawn under the bank credit facility, and the Company anticipates that it will continue to draw on the bank credit facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the bank credit facility or the notes occurs, the Company would be unable to draw down further on the bank credit facility and the lenders

2011 ANNUAL REPORT            11

could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and it could cause an event of default under the notes. An event of default under either the bank credit facility or the notes may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

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

There is a limited supply of desirable mineral lands available for claim staking, leasing or other acquisitions in the areas where the Company contemplates conducting exploration activities. Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these companies and individuals, some of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

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

The Company is also dependent on a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.

The Company faces significant competition to attract and retain qualified personnel and there can be no assurance that the Company will be able to attract and retain such personnel.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The sustaining capital required for operations (including potential expansions) and the development of the Meliadine and La India projects, and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, Nunavut, Finland, Mexico and Nevada, will require substantial capital expenditures. The Company estimates that capital expenditures will be approximately $382.3 million in 2012 and $277.4 million in 2013. As at March 12, 2012, the Company had approximately $844.4 million available to be borrowed under its bank credit facility. Based on current funding available to the Company and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all of its current properties. However, if cash from

12            AGNICO-EAGLE MINES LIMITED

operations is lower than expected or capital costs at these mines or projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, or if advances from the bank credit facility are unavailable, the Company may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities, construct additional mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

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

2011 ANNUAL REPORT            13

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

The Company operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets and regulatory requirements in the United States. Canada is also considering new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec is a member of the Western Climate Initiative and has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Company's operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases. The Meadowbank mine produces approximately 165,110 tonnes of carbon dioxide equivalent per year from its own production of electricity from diesel-power generation and it is expected that any mining operation at the Meliadine project would also produce some of its power from diesel-power generation. The Pinos Altos mine purchases electricity that is largely fossil-fuel generated. The Pinos Altos mine also generates electricity locally with a diesel-powered genset during "peak" periods. As a result, it is the Company's second highest greenhouse gas producer at 109,483 tonnes of carbon dioxide equivalent per year. None of the Company's other operations emit more than 30,400 tonnes of carbon dioxide equivalent per year. As a result, notwithstanding the ongoing uncertainty around the regulation of greenhouse gas emissions, new regulatory requirements in respect of greenhouse gasses and the additional costs required to comply are not expected to have a material effect on the Company's operations and financial condition.

The Company is subject to the risk of litigation, the causes and costs of which cannot be known.

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations, such as in the litigation referred to in note 21 to the Financial Statements contained in Item 18 hereof. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

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

14            AGNICO-EAGLE MINES LIMITED

consolidated statements of income and comprehensive income. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk – Derivatives".

The trading price for the Company's securities is volatile.

The trading price of the Company's common shares and, consequently, the trading price of securities convertible into or exchangeable for the Company's common shares, have been and may continue to be subject to large fluctuations which may result in losses to investors. The trading price of the Company's common shares and securities convertible into or exchangeable for common shares may increase or decrease in response to a number of events and factors, including:

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

Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors' attestation as of December 31, 2011.

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

No evaluation can provide complete assurance that the Company's internal control over financial reporting will prevent misstatement due to error or fraud or will detect or uncover all control issues or instances of fraud, if any. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

Potential unenforceability of civil liabilities and judgments.

The Company is incorporated under the laws of the Province of Ontario, Canada. A majority of the Company's directors and officers as well as the experts named in this Form 20-F are residents of Canada. Also, almost all of the Company's

2011 ANNUAL REPORT            15

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

ITEM 4   INFORMATION ON THE COMPANY

History and Development of the Company

The Company is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation on June 1, 1972, the Company has produced almost 7.5 million ounces of gold. For definitions of certain technical terms used in the following discussion, see "– Property, Plant and Equipment – Glossary of Selected Mining Terms".

The Company's strategy is to focus on the continued exploration, development and expansion of its properties, all of which are located in politically stable jurisdictions. The Company has spent approximately $2.7 billion on mine development over the last five years. Through this development program, the Company transformed itself from a regionally focused, single mine producer to a multi-mine international gold producer with five operating, 100% owned mines.

Since 1988, the LaRonde mine, in the Abitibi region of Quebec, has been the Company's flagship operation, producing approximately 4.3 million ounces of gold as well as valuable byproducts. The Lapa mine, the Company's highest grade metals mine, is 11 kilometres east of the LaRonde mine. The synergies between these sites contribute to the Company's efforts to reduce costs. The Kittila mine, in Finland, achieved commercial production in May 2009, has a long reserve life and has significant production expansion potential. The Pinos Altos mine, in Mexico, achieved commercial production in November 2009 and also has significant production expansion potential. The Company's fifth mine, Meadowbank, in Nunavut, achieved commercial production in March 2010 and is expected to produce the most gold (295,000 ounces) in 2012. In addition, the Company plans to pursue opportunities for growth in gold production and gold reserves through the prudent acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

In 2011, the Company produced 985,460 ounces of gold at total cash costs per ounce of $580 net of revenues from byproduct metals. For 2012, the Company expects to produce between 875,000 and 950,000 ounces of gold at a total cash costs per ounce of gold produced between $690 and $750 net of byproduct revenue. These expected higher total cash costs compared to 2011 reflect the closure of the Goldex mine, the Company's second lowest cost mine, in October 2011 due to suspected rock subsidence issues; the higher proportion of production coming from the Meadowbank mine, which is expected to have higher total cash costs per ounce compared to the Company's average; higher costs associated with the transition to underground mining operations at the Pinos Altos mine and the Kittila mine; and increased production from the Company's mines and mine projects that do not contain byproduct metals, revenue from which reduces total cash costs per ounce. In addition, the higher total cash costs per ounce also reflect the Canadian dollar strengthening against the U.S. dollar and continued escalations in labour, shipping and transportation costs. See "Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-US GAAP measure total cash costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

The Company operates through four segments: Canada, Europe, Latin America and Exploration.

The Canadian Segment is comprised of the Province of Quebec and the Territory of Nunavut. The Company's Quebec properties include the LaRonde mine, the Goldex mine (mining operations suspended in October 2011) and the Lapa mine, each of which is held directly by the Company. In 2011, the Quebec properties accounted for 37.2% of the Company's gold production, comprised of 12.6% from the LaRonde mine, 13.7% from the Goldex mine and 10.9% from the Lapa mine. In 2012, the Company anticipates that its Quebec properties will account for 26.4% of the Company's gold production, of which 17.3% and 9.1% of the Company's gold production will come from the LaRonde mine and the Lapa mine, respectively.

16            AGNICO-EAGLE MINES LIMITED

The Company's Nunavut properties are comprised of the Meadowbank mine and the Meliadine project, which are both held directly by the Company. In 2011, the Meadowbank mine accounted for 27.5% of the Company's gold production and the Company anticipates that in 2012 the Meadowbank mine will account for approximately 32.3% of the Company's gold production.

The Company's operations in the European Segment are conducted through its indirect subsidiary, Agnico Eagle Finland Oy, which indirectly owns the Kittila mine in Finland. In 2011, the Kittila mine accounted for 14.6% of the Company's gold production and the Company anticipates that in 2012 the Kittila mine will account for approximately 16.9% of the Company's gold production.

The Company's mining operations in the Latin American Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos mine, including the Creston Mascota deposit at Pinos Altos. The La India project is owned by the Company's indirect subsidiary, Resource Grayd De Mexico, S.A. de C.V.. In 2011, the Pinos Altos mine accounted for 20.7% of the Company's gold production and the Company anticipates that in 2012 the Pinos Altos mine will account for approximately 22.5% of the Company's gold production.

The Exploration Segment includes the Company's grassroots exploration operations in the United States, the European exploration office, the Canadian exploration offices and the Latin American exploration office. In addition, the Company has an international exploration office in Reno, Nevada.

Agnico-Eagle's expertise in acquiring mine projects and developing mines is shown through the launch of five operating mines. The following table sets out the date of acquisition, the date of commencement of construction and the date of achieving commercial production for the Company's mines and mine projects.

	Date of Acquisition		Date of Commencement of Construction		Date of achieving Commercial Production

LaRonde mine	1992	(1)	1985		1988

Goldex mine (suspended in October, 2011)	December 1993	(1)	July 2005		August 2008

Kittila mine	November 2005		June 2006		May 2009

Lapa mine	June 2003	(1)	June 2006		May 2009

Pinos Altos mine	March 2006		August 2007		November 2009

Meadowbank mine	April 2007		Pre-April 2007		March 2010

Meliadine project	July 2010		2014	(2)	2017 (2)

La India project	January 2012		–		–

Notes:

(1)
Date when 100% ownership was acquired.

(2)
Anticipated.

The Company's exploration program focuses primarily on the identification of new mineral reserves and resources and new development opportunities in proven gold producing regions. Current exploration activities are concentrated in Canada, Europe, Latin America and the United States. Several projects were evaluated during the year in other countries where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. The Company currently manages 77 properties in Canada, 6 properties in the United States, three groups of properties in Finland, one property in Sweden, six projects in Mexico and one project in Argentina. Exploration activities are managed from offices in Val d'Or, Quebec; Reno, Nevada; Chihuahua, Mexico; Kittila, Finland; and Vancouver, British Columbia.

In addition, the Company continuously evaluates opportunities to make strategic acquisitions, such as the acquisition of Grayd Resource Corporation ("Grayd") completed in January 2012 that resulted in 100% ownership of the La India project. Five of the Company's new mines or projects came from relatively recent acquisitions.

In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan Resources AB ("Riddarhyttan"), a Swedish precious and base metals exploration and development company that was at the time

2011 ANNUAL REPORT            17

listed on the Stockholm Stock Exchange. In November 2005, the Company completed a tender offer (the "Riddarhyttan Offer") for all of the issued and outstanding shares of Riddarhyttan that it did not own. The Company issued 10,023,882 of its common shares and paid and committed an aggregate of $5.1 million cash as consideration to Riddarhyttan shareholders in connection with the Riddarhyttan Offer. On March 28, 2011, Riddarhyttan was merged with Agnico-Eagle AB and Agnico-Eagle Sweden AB, with Agnico-Eagle Sweden AB as the continuing entity. The Kittila mine, located approximately 900 kilometres north of Helsinki near the town of Kittila in Finnish Lapland, is currently 100% owned by Agnico-Eagle Finland Oy, which is owned by Agnico-Eagle Sweden AB.

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

In September 2011, the Company entered into an acquisition agreement with Grayd, a Canadian-based natural resource company listed on the TSX Venture Exchange, pursuant to which the Company agreed to make an offer to acquire all of the issued and outstanding common shares of Grayd. At the time, Grayd held a 100% interest in the La India project located in the Mulatos Gold Belt of Sonora, Mexico and had recently discovered the Tarachi gold porphyry prospect located approximately ten kilometres north of the La India project. In October 2011, the Company made the offer by way of a take-over bid circular, as amended and supplemented, and, in November 2011, acquired approximately 95% of the outstanding common shares of Grayd. In January 2012, the Company completed a compulsory acquisition of the remaining outstanding common shares of Grayd and Grayd became a wholly-owned subsidiary of the Company. In aggregate, the Company issued 1,319,418 of its common shares and paid C$179.7 million in cash as consideration to Grayd shareholders in connection with the transaction.

In 2011, the Company's capital expenditures were $482.8 million. The 2011 capital expenditures included $90.7 million at the LaRonde mine (which included approximately $49.5 million of expenditures relating to the LaRonde mine extension), $42.2 million at the Goldex mine, $86.5 million at the Kittila mine, $18.4 million at the Lapa mine, $40.0 million at the Pinos Altos mine (which included approximately $7.6 million related to the Creston Mascota deposit), $116.9 million at the Meadowbank mine and $73.9 million at the Meliadine project and $14.2 million at other minor projects. In addition, the Company spent $11.0 million on mine site exploration and $64.7 million on exploration activities at the Company's grassroots exploration properties, including corporate development expenses.

Budgeted 2012 capital expenditures of $382.3 million include $74.8 million at the LaRonde mine, $10.2 million at the Lapa mine, $31.5 million at the Pinos Altos mine, $51.9 million at the Kittila mine, $88.5 million at the Meadowbank mine and $44.5 million in capitalized exploration expenditures. In addition, the Company plans exploration expenditures on grassroots exploration projects of approximately $80.4 million, including $52.0 million at the Meliadine project and $3.5 million at the La India project. Depending on the success of the exploration programs at these and other properties, the Company may be required to make additional capital expenditures for exploration, development and pre-production.

18            AGNICO-EAGLE MINES LIMITED

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

Capital expenditures by the Company in 2010 and 2009 were $512 million and $657 million, respectively. The 2010 capital expenditures included $97 million at the LaRonde mine (which included approximately $62 million of expenditures relating to the LaRonde mine extension), $24 million at the Goldex mine, $72 million at the Kittila mine, $33 million at the Lapa mine, $104 million at the Pinos Altos mine (which included approximately $43 million related to the Creston Mascota deposit at Pinos Altos) and $174 million at the Meadowbank mine and $8 million at the Meliadine project and other minor properties. In addition, the Company spent $35 million on exploration activities at the Company's grassroots exploration properties. The 2009 capital expenditures included $76 million at the LaRonde mine (which included approximately $39 million of expenditures relating to the LaRonde mine extension), $22 million at the Goldex mine, $90 million at the Kittila mine (which included $36 million of expenditures on construction of the underground mine), $47 million at the Lapa mine (which included $22 million on construction of the mine), $133 million at the Pinos Altos mine and $288 million at the Meadowbank mine. In addition, the Company spent $55 million on exploration activities at the Company's grassroots exploration properties.

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

On December 19, 1989, Agnico-Eagle acquired the remaining 57% interest in Dumagami Mines Limited not already owned by it, as a consequence of the amalgamation of Dumagami Mines Limited with a wholly-owned subsidiary of Agnico- Eagle, to continue as one company under the name Dumagami Mines Inc. ("Dumagami"). On December 29, 1992, Dumagami transferred all of its property and assets, including the LaRonde mine, to Agnico-Eagle and was subsequently dissolved.

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

Growth Profile.    The Company has a proven track record of increasing production capacity at existing operations through a combination of acquisitions, operational improvements, expansions and development. The closure of the Goldex mine in October 2011 was an unanticipated event and has negatively impacted the growth profile. However, the Company

2011 ANNUAL REPORT            19

anticipates production of between 875,000 and 950,000 ounces of gold in 2012 with continued growth to 2014. In 2012, the Company expects production increases at the LaRonde, Meadowbank and Kittila mines. The Company's production growth in 2012 is expected to come principally from the Meadowbank Mine, as well as from the continued operational improvements at the Kittila and LaRonde mines. Over the last five years, the Company has spent over $2.7 billion on the development of five new mines, and its significant extension of the LaRonde mine at depth. With the large majority of mine development projects complete and with five mines having achieved steady state operational status, capital expenditures are expected to decline from 2011 onward, significantly increasing free cash flow. Future capital expenditures are expected to be primarily for incremental expansion projects and exploration and development of the Meliadine project.

Operations in Politically Stable, Mining-Friendly Regions.    The Company and its predecessors have over three decades of continuous gold production experience and expertise in metals mining. The Company's operations and exploration and development projects are located in regions that the Company believes are supportive of the mining industry. Two of the Company's producing mines are located in northwestern Quebec, one of North America's principal gold-producing regions. The Company's Kittila mine in northern Finland, Pinos Altos mine in northern Mexico and Meadowbank mine in Nunavut are also located in regions which the Company believes are also supportive of the mining industry.

Strong Operating Base.    Through its acquisition, exploration and development program, the Company has been transformed from a regionally focused, single mine producer to a multi-mine international gold producer with five operating, 100% owned mines. The Company's existing operations at the LaRonde mine provide a strong base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its mines and projects in Nunavut, Finland and Mexico. The experience gained through building and operating the LaRonde mine has assisted with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde mine supports the nearby Lapa mine.

Highly Experienced Management Team.    The members of the Company's senior management team have an average of over 22 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations.

Based on these strengths, the Company's corporate strategy is to grow production and reserves in mining-friendly regions.

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

Expand Gold Reserves.    The Company is conducting drilling programs at all of its properties with a goal of further increasing its gold reserves. In 2011, on a contained gold ounces basis, the gold reserves of the Company decreased to 18.75 million ounces (157 million tonnes grading 3.71 grams of gold per tonne), a decrease from the 21.3 million ounces reported as at December 31, 2010, primarily as a result of the reclassification of reserves to resources at the Goldex mine due to the suspension of operations and a reduction of reserves at the Meadowbank mine due to a new mine plan.

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

20            AGNICO-EAGLE MINES LIMITED

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

Quebec

In Quebec, mining rights are governed by the Mining Act (Quebec) and, subject to limited exceptions, are owned by the province. A mining claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. In order to retain title to mining claims, in addition to paying a small bi-annual rental fee currently ranging from C$27 to C$123 per claim depending on its location and area (as set by Quebec government regulations), exploration work (or an equivalent value cash payment) has to be completed in advance (either on the claim or on adjacent mining claims, concessions or leases) and filed with the Ministry of Natural Resources and Wildlife (Quebec) prior to the date of expiry of the claim. The amount of exploration work required bi-annually currently ranges from C$48 to C$3,600 per claim depending on its location, area and period of validity (as set by Quebec government regulations). In 1966, the mining concession system set out for lands containing mineralized zones in the Mining Act (Quebec) was replaced by a system of mining leases, but the mining concessions sold prior to such replacement remain in force. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land, provided it pays the annual rent set by Quebec government regulations, which currently ranges from C$21 per hectare (on privately held land) to C$44 per hectare (on land owned by the province). Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of ten years. After the third renewal, the Minister of Natural Resources and Wildlife (Quebec) may grant an extension thereof on the conditions, for the rental and for the term he or she determines.

Bill 14, An Act respecting the development of mineral resources in keeping with the principles of sustainable development, was introduced in the Quebec National Assembly in May 2011 and is currently being studied by a parliamentary commission. If adopted, Bill 14 will amend a number of rules relating to the mining regime in Quebec, including measures to stimulate exploration work on claims, to enhance the protection of the environment and to promote social acceptability of mining activities, all of which will likely impact the Company's activities in Quebec. Among other provisions of Bill 14, obligations respecting exploration work expenditures on claims will become more stringent; mine operators will be required to provide a financial guarantee respecting a broader scope of rehabilitation and restoration work and such financial guarantee will need to be provided within a shorter timeframe; public consultations will be required before commencing mining operations; in certain urban, residential, vacationing or recreational areas, exploration and mining activities may be restricted; and the Minister of Natural Resources and Wildlife will have an increased ability to withdraw land from mining activity or otherwise limit mining activities to avoid conflicts with other land uses. Bill 14 will also increase penalties for contraventions of the Mining Act (Quebec).

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

In Nunavut, the Crown's mineral rights are administered by the Aboriginal Affairs and Northern Development Canada in accordance with the Northwest Territories and Nunavut Mining Regulations (the "Territorial Mining Regulations") under

2011 ANNUAL REPORT            21

the Territorial Lands Act (Canada). The Inuit mineral rights in subsurface Inuit-owned lands are owned and administered by Nunavut Tunngavik Incorporated ("Nunavut Tunngavik"), a corporation representing the Inuit people of Nunavut.

Future production from Nunavut Tunngavik-administered mineral claims is subject to production leases which include a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Territorial Mining Regulations. Before the operation of a Major Development Project, as defined in the Land Claims Agreement, can begin, developers must also negotiate an Inuit impact benefits agreement with the regional Inuit Association.

The Kivalliq Inuit Association (the "KIA") is the Inuit organization that holds surface title to the Inuit-owned lands in the Kivalliq region and is responsible for administering surface rights on these lands on behalf of the Inuit of the region. In order to conduct exploration work on Inuit-owned lands, the Company is required to submit a project proposal or work plan. This proposal is subject to approval by the KIA for surface land tenure and to review by other boards established by the Land Claims Agreement to determine environmental effects and, if needed, to grant water rights. Federal and territorial government departments participate in the reviews conducted by these boards. For mine development, the Company requires a surface lease and water compensation agreement with the KIA and a licence under federal legislation for the use of water, including the deposit of waste.

During mine construction and operations, the Company is subject to additional Nunavut and federal government regulations related to environmental, safety, fire and other operational matters.

Finland

Mining legislation in Finland consists of the Mining Act, the Mining Safety Decree and the Mining Hoisting Equipment Decree. The new Mining Act was implemented on July 1, 2011 and replaced the previous Mining Act (503/1965) as a result of overall reform of mining legislation in Finland.

In Finland, subject to certain area restrictions, anyone has a right irrespective of land ownership to conduct survey work and take geological measurements and observations, with the right to take small samples from the soil provided that these measures do not cause other than only minor damage or inconvenience. However, before sampling, notice must be given to the owner of the respective land.

A prospecting permit is required for more comprehensive survey work and it entitles its holder to conduct necessary research and explorations in certain areas defined in the prospecting permit in order to discover the quality and extent of the deposit and to build or move temporary facilities and machinery onto the prospecting area. The prospecting permit does not grant a right to exploit a deposit, for which purpose a mining permit is required, but it grants its holder a priority to receive the mining permit on the prospecting area.

A mining permit entitles its holder to exploit all minerals found on the mining area defined in the permit as well as all organic and non-organic surface material and the soil and bedrock as considered necessary for the purposes of the mining work. In addition to the mining permit a mining safety permit regarding safety measures of the contemplated mining operations is required in order to build and operate a mine.

The mining area must either be owned or leased by voluntary agreements by the permit holder for mining work to commence in accordance with the terms of the permit. In certain cases, if the mining operator and the owner of the land cannot come to a voluntary agreement on the use of the land for mining purposes, the Council of State of Finland may grant a mining area redemption permit which entitles its holder the right to establish a mining area on the area owned by another landowner without consent, provided that the mining project is required by public interest.

The Finnish Safety and Chemicals Agency is responsible for granting prospecting permits, mining permits and mining safety permits upon an application provided that statutory requirements are fulfilled. Prospecting permits are issued for fixed periods of time (a maximum period of four years at a time which can be extended for three-year periods, up to a maximum of 15 years). Mining permits are generally granted without an expiry date. However, the Safety and Chemicals Agency investigates grounds for the continued existence of the permit at least once every ten years. In some cases, depending on the prevailing circumstances and the deposit, mining permits may only be granted for a fixed period of time (to a maximum period of ten years at a time).

Prospecting permits and mining permits may be cancelled if the holder of the permit does not perform mining operations in accordance with the permit and its terms or violates rules of the Mining Act.

22            AGNICO-EAGLE MINES LIMITED

Without specific permission of the National Board of Patents and Registrations of Finland a right to apply for and acquire a prospecting permit and mining permit is limited to Finnish corporations and individuals and foreign individuals and corporations domiciled in a state belonging to the European Economic Area.

All mining operations must be carried out in accordance with the permit terms and with laws and regulations concerning conservation and environmental protection issues. Under the Environmental Protection Act, mining activities require an environmental permit which may be issued either for a definite or indefinite period of time. The Environmental Protection Act is based on the principles of prevention and minimization of damages and hazards, application of the best available technology, application of the best environmental practice and the "polluter pays" principle.

The Act on Compensation for Environmental Damage includes provisions on the compensation for damage to a person or a property resulting from pollution of water, air, soil, noise, vibration, radiation, light, heat, smell or other similar nuisances, caused by an activity carried out at a fixed location. This act is based on the principle of strict liability.

In addition to the permits listed above, mining operators may require several other permits and may be subject to other obligations under Finnish legislation.

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

Organizational Structure

The Company's significant subsidiaries (all of which are directly or indirectly wholly-owned by the Company, unless otherwise indicated) are 1715495 Ontario Inc., Agnico-Eagle Mines Sweden Cooperatie U.A., which owns all of the shares of Agnico-Eagle Sweden AB, a Swedish company through which the Company holds its interest in Oijarvi Resources Oy, and Agnico-Eagle Finland Oy, a Finnish company through which the Kittila mine is held. In addition, the Company's interest in the Pinos Altos mine in northern Mexico is held through its indirect wholly-owned Mexican subsidiary, Agnico Eagle Mexico S.A. de C.V., which is owned, in part, by 1641315 Ontario Inc. and Tenedora Agnico Eagle Mexico S.A. de C.V., which is owned in part by Agnico-Eagle Mines Mexico Cooperatie U.A. and the Company's interest in the La India project in Mexico is held through its indirect wholly-owned Mexican subsidiary, Resource Grayd De Mexico, S.A. de C.V., which is owned by Grayd, which is directly wholly owned by the Company, and Tenedora Agnico Eagle Mexico S.A. de C.V. The LaRonde mine, the Lapa mine, the Goldex mine, the Meadowbank mine and the Meliadine project are owned directly by the Company.

The Company's wholly-owned subsidiaries, Servicios Agnico Eagle Mexico, S.A. de C.V., Servicios Pinos Altos, S.A. de C.V. and Minera Agave, S.A. de C.V. provide services in connection with the Company's operations in Mexico. The Company's operations in the United States are conducted through Agnico-Eagle (USA) Limited.

2011 ANNUAL REPORT            23

The following chart sets out the corporate structure of the Company, each of its significant subsidiaries and certain other subsidiaries, together with the jurisdiction of organization of the Company and each such subsidiary as at March 12, 2012:

Agnico-Eagle Organizational Chart

AGNICO-EAGLE MINES LIMITED (Ontario) (NYSE, TSX: AEM)
100%
1715495 Ontario Inc. (Ontario)
100%
Agnico-Eagle (USA) Limited (Nevada)
100%
Genex Exploration Corp (Yukon)
100%
Penna Insurance Inc. (Barbados)
100%
1641315 Ontario Inc. (Ontario)
100%
Grayd Resource Corporation (Canada)
0.01%
99.99%
Agnico-Eagle Mines Sweden Cooperatie U.A. (Netherlands)
100%
Agnico-Eagle (Barbados) Limited (Barbados)
51%
West Pequop Project LLC (Nevada)
100%
AEUS LLC (Nevada)
100%
Grayd Resource (USA), Inc
100%
Resource Grayd de Mexico S.A. de C.V. (Mexico)
100%
Agnico-Eagle Sweden AB (Sweden)
100%
Pequop Exploration LLC (Nevada)
100%
Oijarvi Resources Oy (Finland)
100%
Agnico-Eagle Finland Oy (Finland)
99.99%
0.01%
Servicios Agnico Eagle Mexico, SA de CV (Mexico)
99.99%
0.01%
Servicios Pinos Altos, SA de CV (Mexico)
99.99%
0.01%
Agnico-Eagle Mines Mexico Cooperatie U.A. (Netherlands)
99.99%
0.01%
Tenedora Agnico Eagle Mexico S.A. de C.V. (Mexico)
29.68%
68.99%
1.33%
Agnico Eagle Mexico, SA de CV (Mexico)
0.01%
99.99%
Minera Agave, S.A. de C.V. (Mexico)

24            AGNICO-EAGLE MINES LIMITED

Property, Plant and Equipment

Location Map of the Abitibi Region

LaRonde Mine

The LaRonde mine is situated approximately halfway between the City of Rouyn-Noranda and the City of Val d'Or in northwestern Quebec (approximately 470 kilometres northwest of Montreal, Quebec) in the municipalities of Preissac and Cadillac. At December 31, 2011, the LaRonde mine was estimated to contain proven and probable mineral reserves of approximately 4.7 million ounces of gold comprised of 33.2 million tonnes of ore grading 4.40 grams per tonne. The Company's LaRonde mine consists of the LaRonde property and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde mine can be accessed either from Val d'Or in the east or from Rouyn-Noranda in the west, which are located approximately 60 kilometres from the LaRonde mine via Quebec provincial highway No. 117. The LaRonde mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde mine.

The LaRonde mine operates under mining leases obtained from the Ministry of Natural Resources and Wildlife (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and Parks (Quebec). The LaRonde property consists of 35 contiguous mining claims and one provincial mining lease and covers in total 1,044.9 hectares. The El Coco property consists of 22 contiguous mining claims and one provincial mining lease and covers in total 356.7 hectares. The Terrex property consists of 21 mining claims that cover in total 424.4 hectares. The mining leases on the LaRonde and El Coco properties expire in 2018 and 2021, respectively, and are automatically renewable for three further ten-year terms upon payment of a small fee. The Company also has three surface rights leases that cover in total approximately 301.5 hectares that relate to the water pipeline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

2011 ANNUAL REPORT            25

Location Map of the LaRonde Mine

The LaRonde mine includes underground operations at the LaRonde and El Coco properties that can both be accessed from the Penna Shaft, a mill, a treatment plant, a secondary crusher building and related facilities. The El Coco property is subject to a 50% net profits interest in favour of Barrick Gold Corporation ("Barrick") on future production from approximately 500 metres east of the LaRonde property boundary. The remaining 1,500 metres is subject to a 4% net smelter return royalty. This area of the property is now substantially mined out and the Company has not paid royalties since 2004 and does not expect to pay royalties in 2012. In 2003, exploration work started to extend outside of the LaRonde property onto the Terrex property where a down-plunge extension of Zone 20 North was discovered. The Terrex property is subject to a 5% net profits royalty to Delfer Gold Mines Inc. and a 2% net smelter return royalty to Barrick. The Company does not expect to pay royalties on this part of the property in 2012. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property.

In 2012, payable gold production at the LaRonde mine is expected to increase to approximately 157,500 ounces, and total cash costs per ounce are expected to be approximately $570.

The Abitibi region has a continental climate with average annual rainfall of 64 centimetres and average annual snowfall of 318 centimetres. The average monthly temperatures range from a minimum of -23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year-round without interruption due to weather conditions. The Company believes that the Abitibi region of northwestern Quebec has sufficient experienced mining personnel to staff its operations in the Abitibi region. The elevation is 337 metres above sea level. The LaRonde property is relatively flat with a maximum relief of approximately 40 metres. The topography gently slopes down from north to south and is characterized by boreal-type forest at LaRonde and the nearby properties. All of the LaRonde mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. Water used in the LaRonde mine's operations is sourced from Lake Preissac and is transported approximately four kilometres to the minesite through a surface pipeline.

26            AGNICO-EAGLE MINES LIMITED

Mining and Milling Facilities

Surface Plan of the LaRonde Mine

LARONDE Mining Lease
BM-796
Surface Rights
Lease 807400
NorthEast Property
Polishing
pond #1
Polishing
pond #2
Tailing management facility
Surface Rights
Lease 816693
Polishing
pond 3B
Polishing
pond 3A
Waste dump
Waste dump
Penna Shaft
Mine offices
Shaft #2
Open pit #1
Open pit #2
Open pits
Ore stockpile
LaRonde
processing plant
Shaft #1
Lapa
processing plant
Bousquet
Property
Dormenan Creek
El Coco
Mining Lease
BM 854
El Coco
Property
Terrex
Property
395
0
1
kilometres

The LaRonde mine was originally developed utilizing a 1,207-metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to Level 25 of Shaft #1 and continues down to Level 248 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 to a depth of 525 metres and was used to mine Zones 6 and 7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to Level 6 (approximately 280 metres). A third shaft (the Penna Shaft), located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 6 and 7. In 2009, as part of the LaRonde mine extension, the Company completed construction of an 823-metre internal shaft from Level 203 to access the ore below Level 245, approximately 2,858 metres below surface.

Mining Methods

Four mining methods have historically been used at the LaRonde mine: open pit for the three surface deposits; sublevel retreat; longitudinal retreat with cemented rock backfill or paste backfill; and transverse open stoping with paste, cemented rock backfill or unconsolidated backfill. The primary source of ore at the LaRonde mine continues to be from underground mining methods. During 2011, two mining methods were used: longitudinal retreat with cemented rock backfill or paste backfill and transverse open stoping with cemented rock backfill, paste or unconsolidated backfill. In the underground mine, sublevels are driven at between 30-metre and 40-metre vertical intervals, depending on the depth. Stopes are undercut in 15-metre wide panels. In the longitudinal method, panels are mined in 15-metre sections and backfilled with 100% cemented rock backfill or paste backfill. The paste backfill plant was completed in 2000 and is

2011 ANNUAL REPORT            27

located on the surface at the processing facility. In the transverse open stoping method, approximately 50% of the ore is mined in the first pass and filled with cemented rock backfill or paste backfill. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock backfill or cemented paste backfill.

Surface Facilities

Surface facilities at the LaRonde mine include a processing plant with a daily capacity of 7,200 tonnes of ore, which has been expanded four times since 1987 from the original rate of 1,630 tonnes per day. Beginning in 1999, transition to the LaRonde mine poly-metallic massive sulphide orebody required several modifications to the processing plant which consisted of a new coarse ore handling system, new SAG and ball mill, the addition of a zinc flotation circuit and capacity increases to the existing copper flotation and precious metals circuits. In 2008, the installation of a limited copper/lead separation flotation circuit, following the copper flotation circuit, was completed. Also in 2008, operation of a small cyanidation plant, for the treatment of sulphide concentrate from the Goldex mine, began. A new carbon-in-leach circuit is under construction and will replace the existing LaRonde precious metal Merrill Crowe circuit by year end. The LaRonde mine is also the site for the Lapa mine ore processing plant (1,500 tonnes per day), which the Company commissioned in the second quarter of 2009.

The ore requires a series of grinding, copper/lead flotation and separation, zinc flotation and zinc tails precious metals leaching circuits, followed by a counter-current decantation circuit and Merrill Crowe precipitation. Paste backfill and cyanide destruction plants operate intermittently. The tailings area has a dedicated cyanide destruction and metals precipitation plant that water passes through prior to recirculating to the mill. A biological water treatment plant was commissioned in 2005 to address the build-up of thiocyanate in the tailings ponds at the LaRonde mine. This build-up was the result of the high sulphide content of the LaRonde mine ore and 90% recirculation of the process water. The plant uses bacteria to oxidize and destroy thiocyanate and removes phosphate from the water before it is released to the environment.

The Goldex concentrate circuit consists of pulp received from the Goldex mill via truck and subsequent leaching of the pulp with cyanide. The leached material is sent to the Lapa cyanide leach with carbon circuit ("CIL") for gold recovery with Lapa residual pulp. The Goldex circuit ceased to operate in November 2011 following the suspension of mining operations at Goldex on October 19, 2011. This circuit is currently on standby pending a decision regarding future production from the Goldex operations.

The Lapa process consists of a two-stage grinding circuit to reduce the granularity of the ore. A gravity recovery circuit that is incorporated into the grinding circuit recovers up to 45% of the available gold, depending on feed grades. The residual pulp is leached in a conventional CIL circuit to dissolve the balance of the precious metal. Prior to November 2011, when the Goldex circuit ceased operations, the leached slurry from the Goldex concentrate circuit was mixed with the Lapa pulp for carbon contact. A carbon strip circuit recovers the gold from the carbon which is recycled to the leach circuit.

2012 annual production at the LaRonde mill is expected to consist of approximately 2,100,000 ounces of silver, 4,800 tonnes of copper, up to 570 tonnes of lead and 33,000 tonnes of zinc. Gold recovery at the LaRonde mine is distributed approximately 73% in the copper concentrate, 1.5% in the lead concentrate, 4.25% in the zinc concentrate and 12.4% via leaching.

Mineral Recoveries

During 2011, gold and silver recovery averaged 89.6% and 88.3%, respectively. Zinc recovery averaged 86.9% with a concentrate quality of 56% zinc. Copper recovery averaged 77.1% with a concentrate quality of 8.66% copper. Approximately 2.4 million tonnes of ore were processed averaging 7,027 tonnes of ore per day at 93.8% of available time.

28            AGNICO-EAGLE MINES LIMITED

The following table sets out the metal recoveries, concentrate grades and contained metals for the 2.4 million tonnes of ore extracted by the Company at the LaRonde mine in 2011.

		Copper Concentrate (41,970 tonnes produced)		Zinc Concentrate (115,717 tonnes produced)		Lead Concentrate (4,006 tonnes produced)

	Head Grades	Grade	Recovery	Grade	Recovery	Grade	Recovery	Overall Metal Recoveries	Payable Production

Gold	1.79 g/t	54.8 g/t	53.35%	1.7 g/t	4.68%	108.2 g/t	10.29%	89.64%	124,173 oz

Silver	54.42 g/t	1,226 g/t	39.30%	175 g/t	15.40%	3,319 g/t	10.39%	88.28%	3,196,496 oz

Copper	0.20%	8.66%	77.12%	–	–	–	–	77.10%	3,216 t

Lead	0.36%	–	–	–	–	60.33%	28.33%	28.33%	2,342 t

Zinc	3.09%	–	–	55.9%	86.87%	–	–	86.87%	54,894 t

Environmental Matters

Currently, water is treated at various facilities at the LaRonde mine operations. Water contained in the tailings to be used as underground backfill is treated to degrade cyanide using a sulphur dioxide and air process. The tailings entering the tailings pond are first decanted and the clear water subjected to natural cyanide degradation. This water is then transferred to sedimentation pond #1 to undergo a secondary treatment at a plant located between sedimentation ponds #1 and #2 that uses a peroxy-silicate process to destroy cyanide, lime and coagulant to precipitate metals. The tailings pond occupies an area of about 175 hectares. Waste rock that is not used underground for backfill is brought up to the surface and stored in close proximity to the tailings pond to be used to build coffer dams inside the pond. A waste rock pile containing approximately 500,000 tonnes of waste and occupying about nine hectares is located west of the mill.

Due to the high sulphur content of the LaRonde mine ore, the Company has had to address toxicity issues in the tailings ponds since the 1990s. Since introducing and optimizing a biological treatment plant in 2004, the treatment process is now stable and the effluent has remained non-toxic since 2006. In 2006, the Company commenced an ammonia stripping operation involving an effluent partially treated by the biological treatment plant which allowed an increase in treatment flow rate, while keeping the final effluent toxicity-free. In 2009, to further increase the treatment flow rate of the biological plant, the Company commenced construction of ammonia stripping towers, which became operational in June 2010. In addition, water from mine dewatering and drainage water are treated to remove metals prior to discharge at a lime treatment plant located at the LaRonde mill.

Capital Expenditures

In 2006, the Company initiated construction to extend the infrastructure at the LaRonde mine to access the ore below Level 245, referred to as the LaRonde mine extension. Hoisting from the LaRonde mine extension began in the fourth quarter of 2011 and commercial production was achieved in November 2011. The LaRonde mine extension infrastructure includes a 823-metre internal shaft (completed in November 2009) starting from Level 203, which provides a total depth of 2,858 metres. A ramp is used to access the lower part of the orebody up to 3,110 metres in depth. The internal winze system is used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below surface, where it is transferred to the Penna Shaft hoist.

Capital expenditures at the LaRonde mine during 2011 were approximately $93 million, which included $41 million on sustaining capital expenditures and $52 million comprised primarily of expenditures on the LaRonde mine extension. Budgeted 2012 capital expenditures at the LaRonde mine are $74 million, including $21 million on sustaining capital expenditures and capitalized exploration and $43 million on the LaRonde mine extension. Another $10 million will be added to the carbon-in-pulp ("CIP") / high density sludge ("HDS") project. Total capital expenditures for the LaRonde mine and the LaRonde mine extension are estimated at $366 million from 2012 to 2024 (including the CIP/HDS project).

2011 ANNUAL REPORT            29

Development

In 2011, a total of 14,116 metres of lateral development was completed. Development was focused on stope preparation of mining blocks for production in 2011 and 2012, especially the preparation of the lower mine production horizon. A total of 4,925 metres of development work was completed for the LaRonde mine extension infrastructure and the ramp to access the LaRonde mine extension.

A total of 14,500 metres of lateral development is planned for 2012. The main focus of development work continues to be stope preparation. The Company plans to develop and prepare the access to Zone 20 South down to Level 245. For the LaRonde mine extension, a total of 6,370 metres of development is planned, mainly to develop the ramp access to the orebody and for future ventilation infrastructure. At the same time, development work will continue to prepare for mining below Level 245.

As the LaRonde mine extension has substantially been completed and will be the primary location of mining going forward, the "extension" designation will be dropped and the entire complex will be referred to as the LaRonde mine.

Geology, Mineralization and Exploration

Geology

The LaRonde property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Geological Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake ("CLL") fault zone marking the contact between the Abitibi and Pontiac Subprovinces, located approximately two kilometres to the south of the LaRonde property.

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

The Company believes that Zone 20 North is one of the largest gold-bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. Zone 20 North contains the majority of the mineral reserves and resources at the LaRonde mine, including 33,113,000 tonnes of proven and probable mineral reserves grading 4.51 grams of gold per tonne, representing 94% of the total proven and probable mineral reserves at the LaRonde mine, 5,419,000 tonnes of indicated mineral resources grading 1.61 grams of gold per tonne, representing 75% of the total measured and indicated mineral resources at the LaRonde mine, and 9,297,000 tonnes of inferred mineral resources grading 4.00 grams of gold per tonne, representing 82% of the total inferred mineral resources at LaRonde.

30            AGNICO-EAGLE MINES LIMITED

The depth of Zone 20 North extends between 700 metres below surface and 3,500 metres below surface, and possibly lower. With increased access on the lower levels of the mine (i.e. from Level 215 to Level 255), the transformation from a "zinc/silver" orebody to a "gold/copper" deposit is expected to continue during 2012.

Zone 20 North can be divided into an upper zinc/silver-enriched gold-poor zone and a lower gold/copper-enriched gold-rich zone. The zinc zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 900 metres, with thicknesses varying from three to 40 metres. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. At depth, the massive sulphide lens becomes richer in gold and copper. During 2011, 2.2 million tonnes of ore grading 1.72 grams of gold per tonne, 57.18 grams of silver per tonne, 3.27% zinc, 0.20% copper and 0.39% lead were mined from Zone 20 North.

Exploration

The combined tonnage of proven and probable mineral reserves at the LaRonde mine for year-end 2011 is 33.2 million tonnes which represents a 4% decrease in the amount compared to year-end 2010 (34.7 million tonnes). This mineral reserve includes the replacement of 2.4 million tonnes of ore that were mined in 2011. The reduction in reserves is principally associated with the tonnes mined during 2011.

Diamond drilling is used for exploration on the LaRonde property. In 2011, a total of 181 holes were drilled on the LaRonde property for a total length of 16,190 metres, compared to 212 holes for a total length of 19,188 metres in 2010. Of the drilling in 2011, 165 holes (8,181 metres) were for production stope delineation, 12 holes (2,614 metres) were for definition drilling and 4 holes (5,396 metres) were for exploration. In 2010, 187 holes (5,397 metres) were for production stope delineation, 21 holes (6,016 metres) were for definition drilling and 4 holes (5,403 metres) were for exploration. Expenditures on diamond drilling at the LaRonde mine during 2011 were approximately $2.41 million, including $0.97 million in definition and delineation drilling expenses charged to operating costs at the LaRonde mine. Expenditures on exploration in 2011 were $1.44 million, and are expected to be $1.15 million in 2012.

The main focus of the 2011 exploration program was continuing the investigation of Zone 20 North at depth. This program was conducted from the Level 215 exploration drift, approximately 2,150 metres below the surface. The first hole of the program was completed at the end of 2009 to a final length of 1,852 metres. This hole intersected Zone 20 North at a depth of 3,520 metres below surface, which is approximately 410 metres below the current reserve envelope. The intersection returned 14.3 metres (true width) grading 3.03 grams of gold per tonne. In 2010, a second branch was drilled from this mother hole and returned 4.1 metres grading 1.77 grams of gold per tonne at a depth of 3,595 metres below surface. Another hole was initiated in 2011 and drilling was still in progress at the end of the year. The drilling will continue in 2012. Another important focus of 2011 drilling was to start the deep exploration campaign to the east of the current reserves from the 086 level exploration drift. The purpose of this campaign is to explore stratigraphy to the east at a depth of 2,000 to 2,500 metres below surface which is similar to structures at the LaRonde mine that often contain mineralisation. In 2011, two holes were completed with no significant values and another hole was in progress at year end.

In addition, definition and delineation drilling was undertaken in the 20 North and 20 South Zones to assist in finalizing mining stope designs. Zone 20 North was the main focus of the definition drilling in 2011. Infill drilling from Level 260 to Level 236 confirmed the previous Zone 20 North reserves with a significant gain of 16,000 ounces mainly located in the western edge of the orebody.

Bousquet and Ellison Properties

The Bousquet property is located immediately west of the LaRonde mine and consists of two mining leases covering 80.0 hectares and 31 claims covering 384.9 hectares. The property, along with various equipment and other mining properties, was acquired from Barrick in September 2003 for $2.9 million in cash, $1.1 million in common shares of the Company and the assumption of specific reclamation and other obligations related to the Bousquet property. The property is subject to a 2% net smelter return royalty interest in favour of Barrick.

From 2004 to 2007, the Company recovered 108,407 tonnes of ore grading 2.33 grams of gold per tonne from Zone 4 in a small open pit. In 2006 and 2007, the Company recovered 99,342 tonnes of ore grading 7.02 grams of gold per tonne from two small ore blocks underground at Bousquet. There has been no mining of this property since 2007.

2011 ANNUAL REPORT            31

In 2011, the Company completed a diamond drilling program consisting primarily of twinning and resampling historic holes to evaluate the production potential of an open pit at Bousquet Zone 5. This work led to a new resource estimate for Zone 5 and an internal feasibility study has been conducted for a resumption of production in the Zone 5 open pit. This study led to a positive scenario and a final estimate of new probable reserves of approximately 0.2 million ounces of gold comprised of 3.2 million tonnes of ore grading 1.88 grams per tonne. For the whole Bousquet property, including Zone 5, the December 31, 2011 indicated mineral resource is approximately 9.8 million tonnes grading 2.44 grams of gold per tonne. The inferred mineral resource is 4.6 million tonnes grading 4.04 grams of gold per tonne. Expenditures on exploration in 2011 were $2.40 million, which includes the cost of drilling 18,616 metres in 70 holes. In 2012, the Company expects to spend $1.5 million in exploration including $0.3 million in drilling of 3,000 metres at Bousquet and continue optimisation of the feasibility study.

The Ellison property is located immediately west of the Bousquet property and consists of eight claims covering 101.0 hectares. The property was acquired in August 2002 for $0.32 million in cash and a commitment to spend $0.49 million in exploration over four years. The commitment was fulfilled in 2004 and the property is 100% owned by the Company. The property is subject to a net smelter return royalty interest in favour of Yorbeau Resources Inc. that varies between 1.5% and 2.5% depending on the price of gold. Should commercial production from the Ellison property commence, the Company will be required to pay Yorbeau Resources Inc. an additional C$0.5 million in cash.

From 2009 to 2011, the Company conducted drilling for a total of 12,465 metres on the deep exploration program on the Ellison property, at a cost of $7.4 million in order to better define the mineralization at depth, interpreted to be in the Westwood horizon. The potential exists for a large gold resource with similar geology to the LaRonde mine extension.

The December 31, 2011 indicated mineral resource at Ellison is approximately 0.4 million tonnes grading 5.68 grams of gold per tonne, and the inferred resource is 0.8 million tonnes grading 5.81 grams of gold per tonne. A follow-up exploration program was approved for Ellison in 2012, including 3,600 metres of drilling at a budget of $1.0 million.

Goldex Mine

The Goldex mine, which achieved commercial production in August 2008, is located in the City of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde mine. On October 19, 2011, the Company suspended mining operations and gold production at Goldex, following the receipt of recommendations from independent consultants to halt underground mining operations during the investigation into ground stability issues. As a result, the Company wrote off substantially all of its investment in the Goldex mine (approximately $254 million), took a closure provision of approximately $44 million and reclassified all of the remaining 1.6 million ounces of proven and probable gold reserves (approximately 0.9 million ounces of gold in proven reserves (14.8 million tonnes grading 1.87 grams of gold per tonne) and approximately 0.7 million ounces of gold in probable reserves (13.0 million tonnes grading 1.6 grams of gold per tonne) estimated as of December 31, 2010), other than the ore stockpiled on surface, as mineral resources in the third quarter of 2011. The surface stockpile was processed in the Goldex mill by October 30, 2011. The Goldex property is now considered an advanced exploration project with significant measured, indicated and inferred mineral resources in several zones, but no mineral reserves.

32            AGNICO-EAGLE MINES LIMITED

At the present time, development work continues underground on the M-Zone (as defined below) and the exploration ramp into the D-Zone (as defined below), and exploration continues, with diamond drilling from surface and underground.

Location Map of the Goldex Mine

GOLDEX
Lake de Montigny
Goldex Mining Lease
Probe Block
117
Shaft 1
Shaft 2
5331000mN
732000mE
Tailing pipeline
To Manitou tailing management facility
Lake Lemoine
Tailing management facility
Rouyn
Val D'Or
Quebec
Montreal
Agnico-Eagle Properties
Lakes and Streams
Roads
0
1
kilometres
U.T.M-Nad83-Z17

The Goldex property is accessible by provincial highway. The elevation is approximately 302 metres above sea level. All of the Goldex mine's power requirements were supplied by Hydro-Quebec through connections to its main power transmission grid. All of the water that was required at the Goldex mine was sourced directly by aqueduct from the Thompson River immediately adjacent to the minesite or through recirculation of water from the surface pond and the auxiliary tailings pond. For additional information regarding the Abitibi region in which the Goldex mine is located, including information with respect to climate, topography, vegetation and mining personnel, see "– Property, Plant and Equipment – LaRonde Mine".

The Goldex mine operated under a mining lease obtained from the Ministry of Natural Resources and Wildlife (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and Parks (Quebec). The Goldex property, in which the Company has a 100% working interest, consists of 22 contiguous mining claims and, since April 2006, one provincial mining lease (98.6 hectares), covering an aggregate of 331.2 hectares. The property is made up of three blocks: the Probe block (130.7 hectares); the Dalton block (10.4 hectares); and the Goldex Extension block (190.1 hectares). The claims are renewable every second year upon payment of a small fee. The mining lease expires in 2028 and is automatically renewable for three further ten-year terms upon payment of a small fee. The Company also has one lease covering 418.5 hectares of surface rights that are used for the auxiliary tailings pond. This lease is renewable annually upon payment of a small fee.

The Goldex mine includes underground operations that can be accessed from two shafts, a processing plant, an ore storage facility and other related facilities. The Goldex Extension Zone ("GEZ"), which was the gold deposit on which the Company was focusing its production efforts before production was suspended indefinitely on October 19, 2011, was discovered in 1989 on the Goldex Extension block (although the Company believes a small portion of the GEZ occurs on the Probe block). Probe Mines Ltd. holds a 5% net smelter return royalty interest on the Probe block. In 2011, exploration and development work continued on the zone located on the Probe block 150 metres above the western end of the GEZ (the "M-Zone").

2011 ANNUAL REPORT            33

In late 1997, the Company completed a mining study that indicated the deposit was not economically viable to mine at the then-prevailing gold price (approximately $323 per ounce of gold) using the mining approach chosen and drill-hole-indicated grade. The property was placed on care and maintenance and the workings were allowed to flood. In February 2005, a new mineral reserve and resource estimate was completed for the GEZ which, coupled with a feasibility study, led to a probable mineral reserve estimate of 1.6 million ounces of gold contained in 20.1 million tonnes of ore grading 2.54 grams of gold per tonne. The GEZ resource model was revised and, in March 2005, the Company approved a feasibility study and the construction of the Goldex mine. The mine achieved commercial production on August 1, 2008 and consistently operated at or above the designed rate of 6,900 tonnes per day until its operations were suspended in October 2011.

Based on the results of a scoping study completed in July 2009, the Company determined to expand the mine and mill operations at the Goldex mine to 8,000 tonnes per day. This project was completed in 2010. Capital costs in connection with the expansion totalled $10 million. The crusher for the expansion was commissioned at the end of the first quarter of 2010 at a rate of 7,811 tonnes per day.

The Goldex mine produced 135,478 ounces of gold in 2011 at total cash costs of $472 per ounce. The Goldex mine is not expected to produce more gold until the suspected rock stability issues are resolved.

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

34            AGNICO-EAGLE MINES LIMITED

The sinking of a new production shaft was completed in 2007. This shaft (Shaft #2) is a 5.5-metre diameter shaft with a 50-centimetre thick concrete lining and is used for ventilation as well as hoisting services. Shaft #2 is 865 metres deep and includes five stations. A refurbished friction hoist was installed for production and service duties, and an auxiliary hoist was installed for emergency and personnel service. The production hoist is equipped with one cageskip. Each skip has a 21.5-tonne capacity and the shaft can hoist an average of 7,000 to 8,000 tonnes of ore per day.

Mining Method

Prior to the suspension of mining operations on October 19, 2011, the Goldex mine used a high volume bulk mining method, which was made possible through the use of large mining stopes. Drilling and blasting of 165-millimetre production holes was used to obtain a muck size large enough to be economically efficient. Using this method required a percentage of the broken ore to be kept in the stope to reduce the backfilling cost and to reduce sloughing on the walls. Little ore and waste development was necessary to mine out the deposit. Following the suspension of mining on October 19, 2011, future mining methods, if any, are under evaluation.

Surface Facilities

Plant construction at the Goldex mine commenced in the second quarter of 2006 and was completed in the first quarter of 2008. The plant reached design capacity in the second quarter of 2009. Grinding at the Goldex mill was done through a two-stage circuit comprised of a SAG mill and a ball mill. As part of the expansion project commenced in 2009, a surface crusher was added to reduce the size of ore transferred to the surface from 150 millimetres to 50 millimetres. A lamellar decanter was also added to recover small particles present in the water overflow of the concentrate thickener. The underflow pump of this thickener was upgraded following flotation circuit modification to increase the pull rate of the small particles. Approximately two-thirds of the gold was recovered through a gravity circuit, passed over shaking tables and smelted on site. The remainder of the gold and pyrite was recovered by a flotation process. The concentrate was then thickened and trucked to the mill at the LaRonde mine where it was further treated by cyanidation. Gold recovered was consolidated with precious metals from the LaRonde and Lapa mines. The Company reached an average gold recovery of 93.38% in 2011, prior to the suspension of mining.

In addition, surface facilities at the Goldex property include an electrical sub-station, a compressor building, a service building for administration and changing rooms, a warehouse building, a concrete headframe above Shaft #2, a hazardous waste storage facility and a dome covering the ore stockpile.

Mineral Recoveries

Prior to the suspension of mining operations on October 19, 2011, the Goldex mill processed approximately 2.48 million tonnes of ore, averaging approximately 8,173 tonnes of ore treated per day and operating at approximately 95% of available time. The following table sets out the metal recoveries at the Goldex mine in 2011.

	Head Grades	Gravity Recovery	Flotation-Cyanidation Recovery	Global Recovery	Payable Production

Gold	1.82 g/t	67.76%	25.63%	93.38%	135,478 oz

Environmental Matters

Environmental permits for the construction and operation of an ore extracting infrastructure at the Goldex mine were received from the Ministry of Sustainable Development, Environment and Parks (Quebec) in October 2005. The permits also covered the construction and operation of a sedimentation pond for mine water treatment and sewage facilities, and these facilities have been built at the Goldex mine site. In June 2009, the permits were revised to allow the expansion of the mine and mill operations to 8,500 tonnes per day.

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

2011 ANNUAL REPORT            35

out in the Goldex feasibility study. The Quebec government retains responsibility for all environmental contamination at the Manitou tailings site and for final closure of the facilities. In addition, the Company has built a separate tailings deposit area (auxiliary tailings pond) near the Goldex mine. Environmental permits for the construction and operation of the auxiliary tailings pond at the Goldex mine were received in March 2007. In 2011, 237,615 tonnes of Goldex tailings were discharged to the auxiliary pond for a total to date of 764,077 tonnes. At the Manitou site, 2.20 million tonnes of Goldex tailings were discharged for a total to date of 8.095 million tonnes.

A new dyke was built in the summer of 2011 in the auxiliary tailings pond to create a second polishing basin to reduce total suspended solids in the discharged water during spring time. Construction of this dyke was necessary following a notice of infraction received in 2011 from the Quebec Ministry of Environment for exceeding of the permitted total suspended solids.

Following suspension of mining operations at the Goldex property, the mine closure costs were revised to account for the change in conditions at the site. The estimated total for the closure costs of the Goldex mine is approximately $51.4 million, comprised of the following: $1.2 million for demolition, $1 million for engineering, $0.45 million for site preliminary works, $5.4 million for mining site rehabilitation (primarily for backfilling of the zone with high subsidence), $23.2 million for rock grouting and soil improvement, $0.26 million for revegetation of the site, $0.06 million to rehabilitate the sedimentation pond, $0.2 million to rehabilitate the waste rock pile, $1.03 million to rehabilitate the South Tailings basin area, $0.7 million for geotechnical and environmental monitoring; $17.6 million for property purchases and $0.3 million for Baie-Dorée road rehabilitation. In addition, a separate provision of approximately $4.6 million exists for the remaining participation of the Company in the rehabilitation of the Manitou site.

Capital Expenditures

Prior to the suspension of mining operations on October 19, 2011, capital expenditures at the Goldex mine in 2011 were approximately $48.4 million, which included $7.8 million on sustaining capital expenditures, $7.1 million on the construction of facilities in the M-Zone and water management, $10.7 million in deferred development expenses, $16.3 million for remediation work at the surface and $5.3 million in exploration expense. For 2012, an interim budget of $69.8 million has been approved to further develop the M-Zone, complete remediation work, perform crown pillar investigations and explore the D-Zone.

Development

During 2011, approximately 4,256 metres of lateral and vertical development were completed at a cost of $15.3 million, including development following the suspension of mining operations on October 19, 2011. At the present time, development work continues underground on the M-Zone and the exploration ramp into the D-Zone, and exploration continues with diamond drilling. For 2012, 900 metres of development at a cost of $6.1 million is planned to develop the M-Zone and for exploration of the D-Zone.

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

The GEZ extends from 500 to 800 metres below the surface and is entirely hosted by the Goldex Granodiorite. The limits of the zone are defined by the intensity of the quartz vein stockwork envelope and by gold assays. The zone is almost egg-shaped; it is over 300 metres tall by 450 metres long (in a west-northwest direction) and its thickness increases rapidly from 25 metres along the east-west edges to almost 150 metres in the centre.

In 2011, exploration efforts at Goldex were focused on the satellite M-Zone and D-Zone. These satellite zones are defined by quartz tourmaline veins and gold assays that are similar to the GEZ. The M-Zone has been defined as having a length of 160 metres, a height of 120 metres and a thickness of 115 metres. The D-Zone is approximately 150 metres below the GEZ and close to 1,350 metres below the surface. It appears to have an approximate length of 500 metres.

36            AGNICO-EAGLE MINES LIMITED

Mineralization

Gold mineralization at Goldex corresponds to the quartz-tourmaline vein deposit type. The Goldex gold-bearing quartz-tourmaline-pyrite veins and veinlets have strong structural control. The most significant structure directly related to mineralization is a discrete shear zone, the Goldex Mylonite, that is up to five metres wide and occurs within the Goldex Granodiorite, just south of the GEZ and most other gold occurrences. The quartz-tourmaline-pyrite vein mineralization is controlled by minor fracture zones that are oriented west-northwest and dip steeply north or south. The fractures are parallel to, but north of, the Goldex Mylonite. Within the GEZ are three vein sets, the most important of which are extensional-shear veins dipping 30 degrees south and usually less than 10 centimetres thick. The vein sets and associated alteration combine to form stacked envelopes up to 30 metres thick.

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

Exploration

In 2011, $7.8 million was spent on exploration at Goldex. A total of 107 holes were drilled using diamond drilling methods at the Goldex mine for a total length of approximately 47 kilometres, compared to 122 holes for a total length of 44 kilometres in 2010. The expenses include an exploration ramp drifted on a length of 475 metres from Level 86 to explore the D-Zone at depth. Three different zones in the Goldex Granodiorite intrusive were drilled in 2011. The main exploration focus (83%) with 38.8 kilometres of drilling was for the D-Zone, the remaining 7.4 kilometres (16%) were drilled for the top of the M-Zone and 750m (1%) for the sector to the East of the GEZ.

The 2012 exploration program is budgeted to include 8,000 metres of diamond drilling at a cost of $1.2 million. The primary target is the D-Zone.

Kittila Mine

The Kittila mine, which commenced commercial production in May 2009, is located approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila in northern Finland. At December 31, 2011, the Kittila mine was estimated to contain proven and probable mineral reserves of 5.2 million ounces of gold comprised of 34.6 million tonnes of ore grading 4.66 grams per tonne. The Kittila mine is accessible by paved road from the village of Kiistala, which is located on the southern portion of the main claim block. The gold deposit is located near the small village of Rouravaara, approximately ten kilometres north of the village of Kiistala, accessible via a paved road. The property is close to infrastructure, including hydro power, an airport and the town of Kittila. The project also has access to a qualified labour force, including mining and construction contractors.

The total landholdings surrounding and including the Kittila mine comprise one mining licence covering an area of approximately 847 hectares, 120 individual tenements (prospecting permits) covering approximately 10,652 hectares and 168 prospecting permit applications covering approximately 14,910 hectares. The mineral titles form a continuous block around the Kittila mining licence. The block has been divided into the Suurikuusikko area, the Suurikuusikko West area and the Kittila mining licence centred at 25.4110 degrees longitude east and 67.9683 degrees latitude north.

The boundary of the mining licence is determined by ground-surveyed points whereas the boundaries of the other tenements are not required to be surveyed. All of the tenements in the Kittila mine are registered in the name of Agnico-Eagle Finland Oy, an indirect, wholly-owned subsidiary of the Company. According to the Finnish government's land tenure records, all tenements are in good standing. The expiry dates of the tenements vary from May 2012 up to June 2015. Tenements are initially valid for four years, provided exploration work in the area is reported annually and a small annual fee is paid to maintain title; extensions for titles can be granted for 11 additional years on payment of a slightly higher fee and active exploration in the area. Agnico-Eagle Finland Oy also holds the mining licence in respect of the Kittila mine. The mine is subject to a 2.0% net smelter return royalty payable to the Republic of Finland.

2011 ANNUAL REPORT            37

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

Location Map of the Kittila Mine

KITTILA
Finland
Kittila
Rovaniemi
N
7580000 N
3420000 E
3440000 E
3460000 E
7560000 N
7540000 N
Lake Sarkojärvi
Lake Porttipahdan tekojärvi
Riv. Kapsajoki
Kittila Mining Lease
Lake Hanhimaa
Lake Munajärvi
Riv. Rourajoki
SIRKA (Levi)
Riv. Seurujoki
Lake Rastijärvi
Lake Vesmajärvi
KITTILÄ
To Sodankylä
Agnico-Eagle Properties
Lakes and Streams
Road
0
20
kilometres
Finnish Coordinate System KKJ Zone3

The Company acquired its 100%, indirect interest in the Kittila mine through the acquisition of Riddarhyttan completed in November 2005. See "– History and Development of the Company". In June 2006, on the basis of an independently reviewed feasibility study, the Company approved construction of the Kittila mine. The Kittila mine is currently an open pit mining operation with underground mining via ramp access. The current open pits will be mined out by the end of 2012 and from 2013 onward all mining will be from the underground portion of the mine. The initial underground stope was

38            AGNICO-EAGLE MINES LIMITED

mined in early 2010. Ore is processed in a 3,000-tonne per day surface processing plant that was commissioned in late 2008. Limited gold concentrate production started in September 2008 and gold dore bar production commenced in January 2009. During 2010 throughput at the Kittila mine approached design levels and gold recoveries continued to improve. The Kittila mine is anticipated to produce approximately 155,000 ounces of gold in 2012 at estimated total cash costs per ounce of approximately $650. Over the period of 2012 to 2038, total annual average gold production of approximately 150,000 ounces is anticipated. A scoping study is underway to assess the feasibility of significantly increasing the annual gold production.

Mining and Milling Facilities

Surface Plan of the Kittila Mine

The orebodies at Kittila are being mined initially from two open pits, followed by underground operations to mine the deposits at depth. Additional, smaller open pits will be used to mine any remaining mineral reserves close to the surface in the future. Open pit mining started in May 2008 and the extracted ore was stockpiled. As of December 2011, a total of 2.8 million tonnes of ore have been processed, 0.4 million tonnes of ore have been stockpiled and 31.5 million tonnes of waste rock have been excavated. Work on the ramp to access the underground reserves continued throughout 2011 and total underground development to date is approximately 14,521 metres. Underground mining commenced in the fourth

2011 ANNUAL REPORT            39

quarter of 2010 and, as of December 2011, a total of 0.45 million tonnes of ore have been mined from the underground portions of the mine.

Mining Methods

The Kittila mine currently mines the Suurikuusikko orebody with a 160-metre deep open pit. Ore is mined in 7.5-metre benches together with waste rock using buffer blasting techniques and is loaded selectively to minimize dilution and maximize ore recovery. Hydraulic excavators load ore into 100-tonne trucks that haul the ore to the crusher and the waste rock to the waste disposal area. Approximately 3,000 tonnes of ore per day are fed to the concentrator. Surface mining is expected to continue through 2012. Underground development continued throughout the year and ore production from the underground started at a steady rate in the fourth quarter of 2011.

The underground mining method is open stoping with delayed backfill. Stopes are between 25 and 40 metres high and yield approximately 10,000 tonnes of ore per stope. To ensure sufficient ore production is available to supply the mill, approximately 6,000 metres of tunnels will be developed each year. After extraction, stopes will be filled with cemented backfill or paste backfill to enable the safe extraction of ore in adjacent stopes. Ore will be trucked to the surface crusher via the ramp access system.

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

Mineral Recoveries

In 2011, the Kittila mill processed 1.1 million tonnes of ore with an availability of 84% for an average throughput of 2,824 tonnes per day. Low mill availability was caused by maintenance issues associated with the autoclave and scrubber, mainly related to leaking mechanical seals, brick lining failures in the autoclave and blocked pipelines on the autoclave and the scrubber.

The following table sets out the gold production at the Kittila mine in 2011:

	Head Grade	Overall Metal Recovery	Payable Production

Gold	5.11 g/t	84.6%	143,560 oz

Ore processing at Kittila consists of two stages. In the first stage, ore is enriched by flotation and in the second stage the gold is extracted by pressure oxidation and cyanide-in-leach processes. Flotation recoveries were stable during 2011 and flotation recovery averaged 93% during the year. Trials are still in progress with the aim to try to further increase the flotation recovery. An in-house metallurgical laboratory was built in 2011 and will allow further flotation test work to be undertaken to attempt to optimize flotation recoveries.

Recoveries in the second stage of the process were also relatively stable in 2011. Lower recoveries in the second quarter of 2011 were related to mechanical failures and operating difficulties in the autocalve. Modifications inside the autoclave allowed for better oxygen distribution management, which resulted in better sludge flow and oxidation within the autoclave, leading to better recovery availability. Also, further optimizing and improved control of the process enabled continuous improvement in recoveries.

A large amount of test work was done in 2011 and the testing and optimization of the process will continue in 2012. Large-scale test-work is ongoing to find optimized pressure oxidation and results are expected in 2012.

40            AGNICO-EAGLE MINES LIMITED

Environmental Matters

The Company currently holds a mining licence, an environmental permit and operational permits in respect of the Kittila mine. All permits necessary to begin production were received during 2008.

The construction of the first phase of the tailings dam and waterproof bottom layer was completed in the fall of 2008. This first phase is sufficient to hold tailings from three years of production. Work began on the second phase in 2009 and continues according to plans and permit requirements. Water from dewatering the mine and water used in the mine and mill is collected and treated by sedimentation. Emissions and environmental impact are monitored in accordance with the comprehensive monitoring program that has been approved by the Finnish environmental authorities. To further improve environmental performance, scrubbing of mill-off gas will be enhanced and this work was initiated in the fourth quarter of 2011. There are no material environmental liabilities related to the Kittila mine.

Capital Expenditures

Capital expenditures at the Kittila mine during 2011 were approximately $92 million, which included paste backfill plant construction, mill modification costs, underground mine development costs, exploration and conversion drilling costs within the mining licence area and sustaining capital costs. The Company expects capital expenditures at the Kittila mine to be approximately $67 million in 2012, most of which will be used for mill scrubber improvements, mining equipment for underground mining, development and construction of underground mining infrastructure, construction of the paste backfill plant and exploration and conversion drilling.

Development

Mining at the Suurikuusikko and Roura open pits progressed throughout 2011 with a total of 650,000 tonnes of ore and 5.7 million tonnes of waste mined from the open pit. The Company expects that 600,000 tonnes of ore and 1.6 million tonnes of waste will be mined from the Suurikuusikko and Roura pits during 2012. Total costs for open pit development in 2011 were $2.8 million.

In 2011, underground development progressed in both the Rouravaara and Suurikuusikko zones with 6,440 metres of ramp and sublevel access development completed during the year. A total of 103,000 tonnes of ore from development and 280,000 tonnes of stope ore were mined in 2011. The Company expects to complete 6,000 metres of lateral development and 400 metres of vertical development during 2012.

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

Mineralization

The Porkonen Formation hosts the Kittila gold deposit, which contains multiple mineralized zones stretching over a strike length of more than 25 kilometres. Most of the work has been focused on the 4.5-kilometre stretch that hosts the known gold reserves and resources. From north to south, the zones are Rimminvuoma ("Rimpi-S"), North Rouravaara ("Roura-N"), Central Rouravaara ("Roura-C"), depth extension of Rouravaara and Suurikuusikko ("Suuri/Roura Deep"), Suurikuusikko ("Suuri"), Etela and Ketola. The Suuri and Suuri/Roura Deep zones include several parallel sub-zones that have previously been referred to as Main East, Main Central and Main West. The Suuri zone hosts approximately 34% of the current probable gold reserve estimate on a contained-gold basis, while Suuri Deep has approximately 20%, Roura-C

2011 ANNUAL REPORT            41

approximately 11%, Roura Deep approximately 25%, Roura-N approximately 2%, Rimpi-S approximately 6%, Ketola approximately 1% and Etela approximately 0.1%.

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

Diamond drilling is used for exploration on the Kittila property. Most of the work on the mining licence area has focused on the Suuri and Roura zones. Up to the end of December 2011, a total of 2,315 drill holes, totalling 639,774 metres, have been completed on the property. In 2011, between six and eight drill machines worked on the Kittila property: two drills on underground infill drilling; three to six drills on mine exploration; and one to two drills on resource-to-reserve conversion drilling. A total of 445 holes were completed for a length of 82,377 metres. Of these drill holes, 353 drill holes (30,197 metres) were for definition drilling, 44 drill holes (20,535 metres) were for conversion drilling and 48 drill holes (31,645 metres) were related to mine exploration. Total expenditures for diamond drilling in 2011 were $17.5 million, including $3.7 million for definition and delineation drilling.

Exploration during 2011 increased proven and probable gold reserves to 5.2 million ounces (34.6 million tonnes of ore grading 4.66 grams per tonne). Most of the increase came from the Roura Deep zone (239,002 ounces) and the Rimpi zone (119,753 ounces). Indicated mineral resources decreased by 2.4 million tonnes to 13.0 million tonnes of ore grading 2.46 grams per tonne. Inferred mineral resources tonnage decreased by 0.4 million tonnes to 8.0 million tonnes of ore grading 4.55 grams per tonne, but because of higher gold grades the contained gold ounces in this category increased by 74%.

The decrease in indicated mineral resources reflects the successful conversion of resources to reserves, especially in the Roura Deep and Rimpi zones.

The successful deep drilling program in 2011 at the Roura Deep zone, which is located immediately below the Roura zone and north of the Suuri Deep zone, has confirmed that most of the Roura ore lenses are present in the Roura Deep zone and most of the ore lenses in the Suuri Deep zone continue north to the Roura Deep zone. The gold mineralization is open at depth and to the north.

A resource-to-reserve conversion drilling campaign was carried out at Suuri, Roura and Roura-N in 2011. As a result of this work, probable reserves increased by 119,753 ounces from Rimpi, but drilling at Suuri did not increase reserves significantly. Suuri will be the main target for resource-to-reserve conversion drilling in 2012.

Outside of the Kittila mining licence area, systematic geochemical sampling and diamond drilling continued on targets along the Suurikuusikko Trend, and a number of new targets were tested by diamond drilling. Encouraging results were received from a new gold zone in the Kuotko area located approximately ten kilometres north of the mine construction site. A total of 68 diamond drill holes totalling 19,948 metres were drilled on exploration targets outside of the mining licence area in 2011.

The 2012 exploration budget for the Kittila mine is approximately $13.5 million ($10.3 million for minesite exploration, $1.2 million for resource-to-reserve conversion and $2.0 million for 400 metres of development in an exploration ramp at the 600-metre mine level), and includes over 39,700 metres in diamond drilling (32,200 metres for minesite exploration and 7,500 metres for resource-to-reserve conversion), using up to five drills throughout the year to help further identify the gold reserve and resource potential of the Kittila property. In addition, $2.9 million of exploration expenditures, including an estimated 10,900 metres of diamond drilling, is planned for exploration along the 25-kilometre Suurikuusikko Trend.

42            AGNICO-EAGLE MINES LIMITED

Lapa Mine

The Lapa mine, which achieved commercial production in May 2009, is located approximately 11 kilometres east of the LaRonde mine near Cadillac, Quebec. At December 31, 2011, the Lapa mine was estimated to contain proven and probable mineral reserves of 0.5 million ounces of gold comprised of 2.38 million tonnes of ore grading 6.54 grams per tonne. The Lapa property is made up of the Tonawanda property, which consists of 43 contiguous mining claims and one provincial mining lease covering an aggregate of 702.4 hectares, and the Zulapa property, which consists of one mining concession of 93.5 hectares.

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

Gold production during 2012 at the Lapa mine is expected to be approximately 100,000 ounces at estimated total cash costs per ounce of approximately $750.

2011 ANNUAL REPORT            43

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

Mining Methods

Two underground mining methods are used at the Lapa mine: longitudinal retreat with cemented backfill and locally transverse open stoping with cemented backfill. Sublevels are driven at 30-metre vertical intervals. Stopes are mined in 12-metre sections and backfilled with 100% cemented rock backfill. Excavated ore from the Lapa site is trucked via provincial highway to the processing facility at the LaRonde mine.

44            AGNICO-EAGLE MINES LIMITED

Surface Facilities

The infrastructure on the Lapa property includes the refurbished former LaRonde Shaft #1 headframe and shafthouse, service buildings, offices, a settling pond for waste water, dry facilities, an ore bin, a diesel reservoir and a water treatment plant. In November 2007, lateral development began on three horizons. A backfill plant was commissioned in December 2008 and the sedimentation pond was extended in 2007 to control suspended solids from underground dewatering discharge.

Ore at the Lapa mine is processed through grinding, gravity and leaching circuits. Dedicated milling facilities have been integrated into the mill at the LaRonde mine. Based on an average ore head grade of 6.63 grams per tonne, gold recovery averaged 81% in 2011. With an average production in excess of 1,700 tonnes per day in 2011, the mine operated consistently above its design rate of 1,500 tonnes per day. The Company is attempting to reduce the mining dilution caused by weaker than expected rock conditions in the south wall, which is mainly composed of talc chlorite schist.

Mineral Recoveries

In 2011, the Lapa mine produced 598,464 tonnes of ore grading 6.63 grams of gold per tonne. The Lapa processing facility treated 620,712 tonnes of ore in 2011 (approximately 1,700 tonnes per day) and operated at about 96% of available time.

	Head Grades	Overall Metal Recoveries	Payable Production

Gold	6.63 g/t	81.04%	107,068 oz

Environmental Matters

Water used underground at the Lapa mine was initially re-circulated from mine dewatering after settling in the sedimentation pond. The re-circulation led to ammonia concentration in the water, and the Company experienced occasional toxicity problems in the water pond in 2008 and 2009. To address the ammonia content in the water, the Company built a 3.5-kilometre pipeline to obtain fresh water from the Heva River. The pipeline was commissioned in November 2009. The Company also commissioned a water treatment plant on site in 2010, which was completed in the fourth quarter of 2010, to reduce the ammonia from mine dewatering. Output is currently within the target range at approximately eight parts per million of ammonia and average efficiency is at approximately 70%. Optimization of the plant is ongoing.

A sedimentation pond is used to remove suspended solids from the dewatering water before either release to the environment or re-use in the underground mining operation. The waste rock pile naturally drains towards the sedimentation pond. A waste rock sampling program implemented during the shaft sinking phase verified the non-acid generating nature of the waste rock. Water effluent from the sedimentation pond is being sampled as required under the Quebec mining effluent guidelines, and is expected to comply with the water quality criteria. The mill residues will be sent to the LaRonde mine tailings area.

There are no known environmental liabilities associated with the Lapa site. The Certificates of Authorization to proceed with mine production and with mill construction were issued by the Ministry of Sustainable Development, Environment and Parks (Quebec) in October and December 2007, respectively. The Certificate of Authorization for mill and tailings production was received in 2008.

Capital Expenditures

The Company incurred approximately $18.0 million in capital expenditures at the Lapa mine in 2011 and expects to incur approximately $13.8 million in 2012, of which $8.9 million relates to deferred development, $2.8 million to sustaining capital expenditures (including underground construction and mining equipment) and $3.0 million for exploration.

Development

In 2011, a total of 5,685 metres of lateral development was completed. Development focused on permanent drifts (ramps and haulage way), stope preparation of mining blocks set for production in 2011 and 2012, and access to the newly

2011 ANNUAL REPORT            45

discovered East Zone, which is expected to begin production in early 2012. Since mid-2010, all three main mining horizons are linked via a ramp.

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

The Lapa deposit is comprised of the Contact zone and five satellite zones. The Contact zone accounts for approximately 82% of the mineral reserves.

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

Exploration

Two exploration diamond drilling programs occurred at the Lapa mine during 2011. The first program concentrated on confirming and expanding the known orebodies (Contact zone and the other satellite zones) in the immediate vicinity of the ore zones. The drilling tested the eastern area of the Contact zone reserve at roughly 1,000 metres depth below the surface and 300 metres east of the Contact zone reserve limit. Good results, including visible gold, were returned and additional resources were identified. This area was added in the mine plan in March 2011. The 2012 program will focus on expanding mineral resources in this area. Additional drilling was done below Level 128 (the deepest producing level). Technical services will evaluate the economics of this area during 2012. The second program was executed from the newly excavated exploration track drift on Level 101 (one kilometre deep) toward the east. This program will continue through 2013.

Overall, there was a reduction of approximately 175,000 ounces of gold in reserves at Lapa from 2010 to 2011 after mining 129,000 ounces of gold. The net reduction of 46,000 ounces in reserves was a result of a lower-than-expected grade from 2011 delineation diamond drilling. Mineral underground resources at the Lapa mine remained mostly unchanged. Approximately 0.5 million tonnes of inferred resources were added on surface following surface drilling in 2010 and 2011. Drilling and evaluation will continue in 2012. In 2011, a total of 231 holes were drilled on the Lapa property for a total

46            AGNICO-EAGLE MINES LIMITED

length of 28,386 metres, compared to 264 holes for a total length of 25,660 metres in 2010. Of the drilling in 2011, 165 holes (9,257 metres) were for production stope delineation and 66 holes (19,129 metres) were for exploration. In 2010, 207 holes (13,263 metres) were for production stope delineation, 8 holes (1,477 metres) were for definition drilling and 49 holes (10,920 metres) were for exploration. Expenditure on diamond drilling at the Lapa mine during 2011 was approximately $2.39 million, including $0.76 million in definition and delineation drilling expenses charged to operating costs.

In 2012, the Company expects to spend $3.0 million on exploration, including $0.76 million on the excavation of a track drift toward the east. In 2012, 18% of the exploration drilling budget will be used for exploration in close vicinity of the mine infrastructure and 82% will be used for drilling from the exploration drift.

Pinos Altos Mine

The Pinos Altos mine achieved commercial production in November 2009. It is located on an 11,000-hectare property in the Sierra Madre gold belt, 285 kilometres west of the City of Chihuahua in the State of Chihuahua in northern Mexico. At December 31, 2011, the Pinos Altos mine was estimated to contain proven and probable mineral reserves of 3.1 million ounces of gold and 88.5 million ounces of silver comprised of 46.8 million tonnes of ore grading 2.06 grams of gold per tonne and 58.85 grams of silver per tonne. The Pinos Altos property is made up of two blocks: the Agnico Eagle Mexico Concessions (22 concessions, 26,810.2 hectares), and the Minerales El-Madroño Concessions (18 concessions, 5,053.1 hectares).

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

2011 ANNUAL REPORT            47

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

Combined production from the Pinos Altos mine and the Creston Mascota deposit at Pinos Altos was 204,380 ounces of gold and 1.85 million ounces of silver in 2011 at total cash costs per ounce of gold of $299. In 2012, combined gold production from the Pinos Altos mine and the Creston Mascota deposit at Pinos Altos is expected to be approximately 205,000 ounces and silver production is expected to be approximately 2.0 million ounces. Total cash costs per ounce of gold are forecast at approximately $415. From 2012 to 2026, combined gold production from the Pinos Altos mine, including the Creston Mascota deposit at Pinos Altos, is expected to average approximately 170,000 ounces of gold per year.

Based on a feasibility study prepared in 2009, the Company determined to build a stand-alone heap leach operation at the satellite open pit Creston Mascota deposit at Pinos Altos. Creston Mascota is expected to produce approximately 50,000 ounces of gold per year during its five-year mine life. Capital costs in connection with the project were approximately $65 million, of which approximately $12 million was incurred in 2011. The first gold pour from the Creston Mascota deposit at Pinos Altos occurred on December 28, 2010 and commercial production from the Creston Mascota deposit at Pinos Altos was achieved in the first quarter of 2011.

The Company has engaged the local communities in the project area with hiring, local contracts, education support and medical support programs to ensure that the project provides long-term benefits to the residents living and working in the region. Approximately two-thirds of the operating workforce at Pinos Altos are locally hired and more than 99% of the permanent workforce are Mexican nationals.

48            AGNICO-EAGLE MINES LIMITED

Mining and Milling Facilities

Surface Plan of the Pinos Altos Mine

In 2011, the Creston Mascota deposit at Pinos Altos achieved commercial production and the optimization of the Pinos Altos mine continued. Milling operations at Pinos Altos averaged 4,770 tonnes processed per day as compared to the design expectation of 4,000 tonnes per day. In its first full year of operation, the underground mine at Pinos Altos produced an average 2,983 tonnes of ore per day as compared to the design expectation of 3,000 tonnes per day. The open pit mines at Pinos Altos and the Creston Mascota deposit at Pinos Altos produced 28.5 million tonnes of ore, overburden and waste in 2011, which met the expectation of the mine plan for the year.

Mining Methods

The surface operations at the Pinos Altos mine use traditional open pit mining techniques with bench heights of seven metres and double benches on the footwall and single benching on the hanging wall. Mining is accomplished with front end loaders, trucks, track drills and various support equipment. Based upon geotechnical evaluations, the final pit slopes will vary between 45 degrees and 50 degrees. Performance at the open pit mining operation at Pinos Altos during 2011 continues to indicate that the equipment, mining methods and personnel selected for the project are satisfactory for future production phases. Approximately 28.5 million tonnes of ore, overburden and waste were mined during 2011, meeting the expected production for the year. During the first ten years of the project's life, it is expected that approximately half of the ore volume processed will be derived from open pit operations, principally at Santo Niño, Oberon de Weber and the Creston Mascota at Pinos Altos. Underground mine production will produce the balance of the ore for the processing plant.

The underground mine, which commenced operations in the second quarter of 2010, uses the long hole sublevel stoping method to extract the ore. The Company has considerable expertise with this mining method, having used the same method at the LaRonde mine in Quebec. This method has also been used at various other Mexican mining operations. The stope height is planned at 30 metres and the stope width at 15 metres. Ore is hauled to the surface utilizing underground trucks via a ramp system. The paste backfill system and ventilation system were commissioned in the fourth quarter of 2010 and are now fully operational. During 2011, approximately 1,090,000 tonnes of ore were produced from the underground portion of the mine, averaging 2,984 tonnes per day. At full capacity, the underground mine is expected to produce an average of 3,000 tonnes of ore per day. Performance of the underground mine continues to indicate that the equipment, mining methods, ground control and personnel selected are satisfactory for future production phases. A

2011 ANNUAL REPORT            49

scoping study is expected to be completed in the second quarter of 2012 to evaluate the potential benefit of building a shaft installation to improve the capacity and increase the efficiency of the underground mine. Total lateral development completed as of December 31, 2011 was approximately 22.6 kilometres.

Surface Facilities

The principal mineral processing facilities at the Pinos Altos mine are designed to process 4,000 tonnes of ore per day in a conventional process plant circuit which includes single stage crushing, grinding in a SAG and ball mill in closed loop, gravity separation followed by agitated leaching, counter current decantation and metals recovery in the Merrill Crowe process. Tailings are detoxified and filtered and then used for paste backfill in the underground mine or deposited as dry tailings in an engineered tailings impoundment area. The Pinos Altos mill processed an average of 4,770 tonnes of ore per day during 2011. Low grade ore at Pinos Altos is processed in a heap leach system designed to accommodate approximately five million tonnes of mineralized material over the life of the project. The production from heap leach operations is expected to be relatively minor, contributing about 5% of total metal production planned for the life of the mine.

A separate heap leach operation and ancillary support facilities were built at the Creston Mascota deposit at Pinos Altos, which is designed to process approximately 4,000 tonnes of ore per day in a three stage crushing, agglomeration and heap leach circuit with carbon adsorption. This project began commissioning in the latter part of 2010, with commercial production achieved in the first quarter of 2011. During 2011, a total of 1,452,708 tonnes of ore were produced at the Creston Mascota deposit at Pinos Altos, averaging 3,980 tonnes per day. Based on early performance of the mine and process facilities at the Creston Mascota deposit at Pinos Altos, the equipment, mining methods and personnel are satisfactory for completion of the planned production phases. The Creston Mascota deposit at Pinos Altos is expected to produce approximately 50,000 ounces of gold per year during a five-year remaining mine life.

Surface facilities at the Pinos Altos mine include a heap leach pad, pond, liner and pumping system; administrative support offices and change room facilities; camp facilities; a laboratory; a process plant shop; a maintenance shop; a generated power station; surface power transmission lines and substations; the engineered tailings management system; and a warehouse.

Over the life of the mine, recoveries of gold and silver in the milling circuit at Pinos Altos (other than from the Creston Mascota deposit at Pinos Altos operation) are expected to average approximately 93% and 49%, respectively. Precious metals recovery from low grade ore processed in the Pinos Altos heap leach facility will average about 68% for gold and 12% for silver. Heap leach recoveries for Creston Mascota ore are expected to average 71% for gold and 16% for silver.

Mineral Recoveries

During 2011, the Pinos Altos mill processed 1.74 million tonnes of ore, averaging approximately 4,770 tonnes of ore treated per day and operating at approximately 93.3% of available time. The following table sets out the metal recoveries at the Pinos Altos mill in 2011.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	2.86 g/t	93.7%	149,867 oz

Silver	65.73 g/t	43.1%	1,545,773 oz

An additional 992,992 tonnes of ore were processed and placed on the heap leach pad at Pinos Altos, with an average grade of 0.65 grams of gold per tonne and 17.45 grams of silver per tonne. Cumulative metals recovery on the heap leach pad at Pinos Altos are 57.5% gold and 11.7% silver. Heap leach recovery is following the expected cumulative recovery curve and it is anticipated that the ultimate recovery of 68% for gold and 12% for silver will be achieved when leaching is completed.

An additional 1,452,708 tonnes of ore were processed and placed on the heap leach pad at the Creston Mascota deposit at Pinos Altos, with an average grade of 1.52 grams of gold per tonne and 7.5 grams of silver per tonne. Cumulative metals recovery on the heap leach pad at the Creston Mascota deposit at Pinos Altos are 48.0% gold and 4.8% silver. Heap leach

50            AGNICO-EAGLE MINES LIMITED

recovery is following the expected cumulative recovery curve and it is anticipated that the ultimate recovery of 71% for gold and 16% for silver will be achieved when leaching is completed.

Total metal production (from mill and heap leach) at Pinos Altos, including the Creston Mascota deposit, during 2011 was 204,380 ounces of gold and approximately 1.85 million ounces of silver.

Environmental Matters

The Pinos Altos mine has received the necessary permit authorizations for construction and operation of a mine, including a Change of Land Use permit and an Environmental Impact Study approval from the Mexican environmental agency ("SEMARNAT"). As of December 31, 2011, all permits necessary for the operation of the Pinos Altos mine, including the operations at the Creston Mascota deposit at Pinos Altos, had been received and requests for modifications to allow for future expansion of facilities, including at the Creston Mascota deposit at Pinos Altos, had been approved or were under review by SEMARNAT. Pinos Altos uses the dry stack tailings technology to minimize the geotechnical and environmental risk that can be associated with the rainfall intensities and topographic relief in the Sierra Madre region of Mexico. All of the Mexican environmental regulatory requirements are expected to be met or exceeded by the Pinos Altos mine (including operations at the Creston Mascota deposit at Pinos Altos). Operations at Pinos Altos and the Creston Mascota deposit at Pinos Altos were deemed to qualify for the "Industria Limpia" (clean industry) designation by SEMARNAT in 2011.

Capital Expenditures

Capital expenditures at the Pinos Altos mine during 2011 were approximately $24 million. Capital expenditures relating to operations at the Creston Mascota deposit at Pinos Altos during 2011 were approximately $12 million.

The Company expects sustaining and deferred capital expenditures at Pinos Altos to be approximately $31 million in 2012 with average sustaining and deferred capital of approximately $15.7 million per year for a projected mine life of approximately 17 years. Approximately $0.5 million in development capital is forecast at the Creston Mascota deposit at Pinos Altos in 2012 with sustaining capital expenditures of $10 million during its anticipated five-year mine life.

Development

At December 31, 2011 more than 71.7 million tonnes of overburden and waste had been removed from the open pit mine at Pinos Altos and more than 22.6 kilometres of lateral development had been completed in the underground mine. At the Creston Mascota deposit at Pinos Altos, approximately 10.6 million tonnes of ore and overburden had been removed from the open pit mine as of December 31, 2011.

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

2011 ANNUAL REPORT            51

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

The Cerro Colorado lens is structurally more complex than the three described above. Near the surface, it is marked by a complex superposition of brittle faults with mineralized zones which are difficult to correlate from hole to hole. Its relation to the Santo Nino fault zone is not clearly defined. Two deeper holes drilled by the Company suggest better grade continuity is possible at depth.

The San Eligio zone is located approximately 250 metres north of Santo Nino. The host rock is brecciated Victoria Ignimbrite, occasionally with stockworks. There is no andesite in this sector. Unlike the other lenses, the San Eligio lens dips towards the north. The lateral extent seems to be continuous for 950 metres. Its average width is five metres and never exceeds 15 metres. Surface mapping and prospecting has suggested good potential for additional mineralization on strike and at depths below 150 metres. Visible gold has been seen in the drill core.

Several other promising zones are associated with the horst feature in the northwest part of the property. The Creston Mascota deposit at Pinos Altos is 7 kilometres northwest of the Santo Nino deposit, and is similar, but dips shallowly to the west. The Creston Mascota deposit at Pinos Altos is about 1,000 metres long and 4 to 40 metres wide, and extends from surface to more than 200 metres depth. Ore production from the Creston Mascota deposit at Pinos Altos began in July 2010, with the first gold poured in December 2010 and commercial productions commencing in February 2011.

Exploration

In 2011, minesite exploration activities were primarily focused on definition and delineation of the resources at Santo Nino, Oberon de Weber, San Eligio and Creston Mascota. A total of 15 kilometres of minesite exploration drilling, 10.1 kilometres of definition drilling and 4.4 kilometres of delineation drilling were completed during the year. Regional exploration in 2011 focused on the El Cubiro prospect. Diamond drilling consisted of 30.6 kilometres in 84 drill holes. More than 6,000 core samples and 1,250 rock samples were sent to a certified laboratory and assayed mainly for gold and silver.

The recently discovered Cubiro mineralization is two kilometres west of the Creston Mascota deposit at Pinos Altos. Cubiro is a surface deposit that strikes northwest, has a steep dip and has been followed along strike for approximately 850 metres. Drilling has intersected significant gold and silver mineralization up to 30 metres wide. The Cubiro deposit is split by a fault that caused 200 metres of displacement to the west, which has been traced by drilling. The zone is still open to the southeast and possibly at depth.

The Sinter zone is 1,500 metres north northeast of the Santo Nino zone and is part of the Reyna de Plata gold structure. The steeply dipping mineralization is four to 35 metres wide and almost 900 metres long, with over 350 metres of vertical depth. Sinter is being evaluated for its open pit mining and heap leach potential.

Other identified mineral resources in the Pinos Altos region include the Bravo and Carola zones adjacent to the Creston Mascota deposit at Pinos Altos and the Reyna de la Plata prospect further to the east. Exploration efforts will be allocated to these zones as the development continues at Pinos Altos and the Creston Mascota deposit at Pinos Altos.

In 2012 the Company expects to spend $4.7 million on exploration at the Pinos Altos mine, including $3.2 million on 11,800 metres of conversion drilling and $1.5 million on 5,000 metres of exploration drilling. In addition, $1.1 million is expected to be spent on regional exploration on the Pinos Altos property, including 3,000 metres of drilling at the Cubiro, Escalon and Penasco deposits.

52            AGNICO-EAGLE MINES LIMITED

Meadowbank Mine

The Meadowbank mine, which achieved commercial production in March 2010, is located in the Third Portage Lake area in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. At December 31, 2011, the Meadowbank mine was estimated to contain proven and probable mineral reserves of 2.2 million ounces of gold comprised of 24.5 million tonnes of ore grading 2.79 grams of gold per tonne. The Company acquired its 100% interest in the Meadowbank mine in 2007 as the result of the acquisition of Cumberland (see "– History and Development of the Company").

The fresh water required for domestic camp use, mining and milling is obtained from the intake barge at Third Portage Lake. Power is supplied by a 29-megawatt diesel electric power generation plant with heat recovery.

Location Map of the Meadowbank Mine

N
Vault
Portage
Goose Island
Canada
Baker Lake
Nunavut
Baker Lake
Road
Lakes and Streams
Agnico-Eagle Properties
Planned Open Pits
MEADOWBANK
0
10
kilometres
U.T.M-Nad83-Z15

The Meadowbank mine is held under ten Crown mining leases, three exploration concessions and 40 Crown mineral claims. The Crown mining leases, which cover the Portage, Goose Island and Goose South deposits, are administered under federal legislation. The mining leases, which have renewable ten-year terms, have no annual work commitments but are subject to annual rent fees that vary according to their renewal date. The mining leases cover approximately 7,400 hectares and expire in either 2016 or 2019. The production lease with the KIA is a surface lease covering 1,354 hectares and requires payment of C$124,530 annually. Production from subsurface lease areas is subject to a royalty of up to 14% of the adjusted net profits, as defined in the Territorial Mining Regulations. In order to conduct exploration on the Inuit-owned lands at Meadowbank, the Company must receive approval for an annual work proposal from the KIA, the body that holds the surface rights in the Kivalliq District and administers land use in the region through various boards. The Nunavut Water Board, one such board, provided the recommendation to the Ministry of Indian Affairs and Northern Development (Canada) to grant the Meadowbank mine's construction and operating licences in July 2008. The Company has obtained all of the approvals and licences required to build and operate the Meadowbank mine.

2011 ANNUAL REPORT            53

The three Meadowbank exploration concessions comprise approximately 23,100 hectares and are granted by Nunavut Tunngavik, the corporation responsible for administering subsurface mineral rights on Inuit-owned lands in Nunavut. Exploration concessions cover the Vault deposit at Meadowbank and in 2012 will require annual rental fees of approximately C$92,504 and exploration expenditures of approximately C$693,780. During the exploration phase, the concessions can be held for up to 20 years and the concessions can be converted into production leases with annual fees of C$1 per hectare, but no annual work commitments. Production from the concessions is subject to a 12% net profits interest royalty from which annual deductions are limited to 85% of the gross revenue.

The 40 Crown mineral claims cover approximately 36,433 hectares at Meadowbank and are subject to land fees and work commitments. Land fees are payable only when work is filed. The most recent filing was in 2011, when approximately C$8,998 in land fees were paid and approximately C$2,266,670 in assessment work was submitted.

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

The Meadowbank mine is accessible from Baker Lake, located 70 kilometres to the south, over a 110-kilometre all-weather road completed in March 2008. Baker Lake provides 2.5 months of summer shipping access via Hudson Bay and year-round airport facilities. The Meadowbank mine also has a 1,100-metre long gravel airstrip, permitting access by air. The Company uses ocean transportation for fuel, equipment, bulk materials and supplies from Montreal, Quebec, (or Hudson Bay port facilities) via barges and ships into Baker Lake during the summer port access period that starts at the end of July in each year. Fuel and supplies are transported year-round to the site from Baker Lake by conventional tractor trailer units using an all-weather private access road. Transportation for personnel and air cargo are provided on scheduled or chartered flights. The permanent bases for employees from which to service the Meadowbank mine are Val D'Or and Montreal in Quebec and the Kivalliq communities. Since February 2009, all chartered flights have landed directly at Meadowbank.

The Meadowbank mine achieved commercial production in March 2010 and produced 270,801 ounces of gold in 2011 at total cash costs per ounce of $1,000. In 2012, total cash costs at Meadowbank are expected to be approximately $1,040 per ounce.

In 2012, payable gold production at Meadowbank is expected to be approximately 295,000 ounces, reflecting a slower than expected ramp-up to design rates as a result of a number of issues during startup over the past two years. While the mill throughput is now exceeding the original design rate, the grades to the mill continue to be lower than expected. This, combined with the unexpected rise in minesite costs has resulted in a new mine plan which forecasts lower gold production over a shorter mine life. The mine life now extends to 2017 rather than 2020.

54            AGNICO-EAGLE MINES LIMITED

Mining and Milling Facilities

Surface Plan of the Meadowbank Mine

Meadowbank has three major deposits that have sufficient drilling definition to sustain reserves; Portage, Goose and Vault. By the end of 2009, all of the camp infrastructure (dormitories and kitchen), a mill, a service building shop and generator buildings were built. All required aggregates used in the mining process are produced from waste material taken from the north end of the Portage pit. In 2008, a dewatering dyke was constructed in order to access the north half of the Portage pit in preparation for production in 2010. Construction of the Bay-Goose dyke, a major dewatering dike required to access the southern portion of the Portage and the Goose Island pits, commenced in the summer of 2009 and was completed in the spring of 2011. Three tailings impoundment dykes, Saddle Dam 1, Saddle Dam 2 and Stormwater Dykes, were built in 2009 and 2010. Also, the first phase of the main tailings impoundment dyke, Central Dyke, was started in 2011 and will be in construction for the duration of the mine life. The eight-kilometer long access road to the Vault pit was started in 2011 and will be completed in 2012.

Mining Methods

Mining at the Meadowbank mine is done by open pit with trucks and excavators. The ore is extracted conventionally using drilling and blasting, then hauled by trucks to a primary gyratory crusher adjacent to the mill. The marginal-grade material (material grading under the cut-off grade at a gold price of $1,255 per ounce but which has the potential to increase the reserves at the end of the mine life if the metal prices justify its processing) is stockpiled separately. Also, a sub-grade material stockpile (material for which extraction has already been paid but currently is lower than the mill feed grade) has

2011 ANNUAL REPORT            55

been created for potential processing at the end of the mine life. Waste rock is hauled to one of two waste storages on the property, used for dyke construction or construction material or backfilled into the mined out area.

Mining first commenced in the Portage pit in 2010 and was the only mine in production in 2011. Mining is scheduled to commence in March 2012 in the Goose pit and in 2014 in the Vault pit.

Surface Facilities

The accommodations complex at the Meadowbank mine consists of a permanent camp and a temporary camp to accommodate extra workers. The camp is supported with a sewage treatment, solid waste disposal and potable water plant. In 2008, the exploration group was relocated eight kilometres south of the minesite location to a separate camp with an 80-person capacity.

Plant site facilities include a mill building, a maintenance mechanical shop building, a generator building, an assay lab and a heavy vehicle maintenance shop. A structure comprised of two separate crushers flank the main process complex. Power is supplied by an 29-megawatt diesel electric power generation plant with heat recovery and an onsite fuel storage (5.6 million litres) and distribution system. The mill-service-power complex is connected to the accommodations complex by enclosed corridors. In addition, the Company will build peripheral infrastructure including tailings and waste impoundment areas.

Facilities constructed at Baker Lake include a barge landing site located three kilometres east of the community and a storage compound. A fuel storage and distribution complex with a 60-million litre capacity has been built next to the barge landing facility.

The process design is based on a conventional gold plant flowsheet consisting of two-stage crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIP circuit. The mill is designed for year-round operations with a design capacity of 9,800 tonnes per day. The overall gold recovery is projected to be approximately 92.9%, based on projections from metallurgical test work, with approximately 15% typically recovered in the gravity circuit.

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

The CIP tailings are treated for the destruction of cyanide using the standard sulphur-dioxide-air process. The detoxified tailings are then pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize water requirements.

Mineral Recoveries

Gold recoveries are expected to average 92.9% for all deposits. The different ore zones have slightly different grind sensitivities to gold recovery and, as such, different particle size distributions are recommended as target grinds in the process. The use of a slightly coarser grind for the Vault ores will allow all three of the ore zones to be processed at a consistent process throughput.

56            AGNICO-EAGLE MINES LIMITED

During 2011, gold recovery averaged 93.8%. Approximately 2,977,723 tonnes of ore were processed, averaging 8,158 tonnes of ore per day with the mill operating 87.19% of available time. The following table sets out the metal recoveries contained for the 2,977,723 tonnes of ore extracted at the Meadowbank mine in 2011.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	3.01 g/t	93.82%	270,801 oz

Environmental Matters (including Inuit Impact and Benefit Agreement)

The development of the Meadowbank mine was subject to an extensive environmental review process under the Nunavut Land Claims Agreement administered by the Nunavut Impact Review Board (the "NIRB"). On December 30, 2006, a predecessor to the Company received the Project Certificate from the NIRB, which includes the terms and conditions to ensure the integrity of the development process. The Nunavut Water Board provided the recommendation to the Ministry of Aboriginal Affairs and Northern Development Canada to grant the Meadowbank mine's construction and operation under a water licence in July 2008.

In February 2007, a predecessor to the Company and the Nunavut government signed a Development Partnership Agreement (the "DPA") with respect to the Meadowbank mine. The DPA provides a framework for stakeholders including the federal and municipal governments and the KIA, to maximize the long-term socio-economic benefits of the Meadowbank mine to Nunavut.

An Inuit Impact Benefit Agreement for the Meadowbank mine (the "IIBA") was signed with the KIA in March 2006. This agreement was renegotiated and a revised IIBA was signed October 18, 2011. The IIBA ensures that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The IIBA also outlines the special considerations and compensation that Cumberland agreed to provide to the Inuit regarding traditional, social and cultural matters.

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

The Meadowbank mine consists of several gold-bearing deposits: Portage, Goose and Vault. A series of six dykes have been built to isolate the mining activities at the Portage and Goose deposits from neighbouring lakes. An additional dyke will be built in 2013 to isolate the mining activities at the Vault deposit. Waste rock from the Portage, Goose Island and Vault pits will primarily be stored in the Portage and Vault rock storage facility, and a portion of the waste will be stored in the Portage Pit. The control strategy to minimize the onset of oxidation and the subsequent generation of acid mine drainage includes freeze control of the waste rock through permafrost encapsulation and capping with an insulating convective layer of neutralizing rock (ultramafic and non-acid generating volcanic rocks). Because the site is underlain by about 450 metres of permafrost, the waste rock below the capping layer is expected to freeze, resulting in low rates of acid rock drainage generation in the long term.

Tailings are stored in the Second Portage arm. Initially the tailings will be deposited in a subaqueous environment, but the majority of tailings will be deposited on tailings beaches. A reclamation pond will be operated within the tailings storage facility. The control strategy to minimize water infiltration into the tailings storage facility and the migration of constituents out of the facility includes freeze control of the tailings through permafrost encapsulation. A four-metre-thick dry cover of acid neutralizing ultramafic rock backfill will be placed over the tailings as an insulating convective layer to confine the permafrost active layer within relatively inert materials.

The water management objective for the project is to minimize the potential impact on the quality of surface water and groundwater resources at the site. Diversion ditches will be constructed in 2012 to avoid the contact of clean runoff water with areas affected by the mine or mining activities. Contact water originating from affected areas is intercepted, collected, conveyed to the tailings storage facility for re-use in process or decanted to treatment (if needed) prior to release to receiving lakes.

2011 ANNUAL REPORT            57

Capital Expenditures/Development

A total of $86.1 million has been budgeted to be spent at the Meadowbank mine (excluding exploration) in 2012, including $55 million on dyke construction, $29.1 million on sustaining capital and equipment and $4 million on construction projects carried over from 2011. As well, $1.6 million has been budgeted for 5,000 metres of diamond drilling to convert resources to reserves in the Vault deposit area. Regional exploration in the Meadowbank area has been budgeted at $5.1 million and will include 13,000 metres of exploration diamond drilling.

The Meadowbank mine started production in 2010. Total capital costs of construction incurred since the date of acquisition by the Company amounted to $838 million. The mine life is expected to be six years.

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

Mineralization

The predominant gold mineralization found in the Portage and Goose deposits is associated with iron sulfides, mainly pyrite and pyrrhotite, which occur as a replacement of magnetite in the oxide facies iron formation host rock. To a lesser extent, pyrite and chalcopyrite may be found and, on rare occasions, arsenopyrite may be associated with the other sulphides. Gold is mainly observed in native form (electrum), occurring in isolated specs or as plating around sulfide grains. The ore zones are typically 6-7 metres wide, following the contacts between the iron formation units and the surrounding host rock. Zones extend up to several hundred metres along strike and at depth. The sulphides primarily occur as replacement of the primary magnetite layers, as well as narrow stringers or bands of disseminated sulphides that almost always crosscut the main foliation and/or bedding which would imply an epigenetic mode of emplacement. The percentage of sulphides is quite variable and may range from trace to semi-massive amounts over several centimetres to several metres in length. The higher gold grades and the occasional occurrence of visible gold are almost always associated with greater than 20% sulphide content.

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

The Goose Island deposit is located just south of the Portage deposit and is also associated with iron formation but exhibits different geometry, with a north-south trend and a steep westerly dip. Mineralized zones typically occur as a single unit near surface, splaying into several limbs at depth. The deposit is currently defined over a 750-metre strike length and down to 500 metres at depth (mainly in the southern end), with true thicknesses of three to 12 metres (reaching up to 20 metres locally). The Goose underground resource (100 to 500 metres at depth) extends 700 metres to the south of the Goose pit. The ore zones show the same characteristics as the Goose pit, which is two to five main zones sub-parallel and undulating. The average thickness rarely exceeds three to five metres.

The Vault deposit is located seven kilometres northeast of the Portage and Goose deposits. It is planar and shallow-dipping with a defined strike of 1,100 metres. The deposit has been disturbed by two sets of normal faults striking east-west and

58            AGNICO-EAGLE MINES LIMITED

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

In 2010, 102 holes totalling 37,928 metres were drilled. The focus of the exploration campaign was testing the underground potential of the Goose deposit, resource conversions at the Vault deposit and on the south continuity of the Portage and Goose deposits. On the Goose underground deposit, a total of 23 holes for 11,145 metres were drilled from 200 to 750 metres in depth. These holes contributed to increase the continuity and understanding of the mineralization. The drilling was predominantly to expand the Goose deposit at depth and towards the south, as well as to conduct infill drilling in areas where large gaps occurred between auriferous intersections. The program was successful in expanding the Goose deposit at depth and towards the south.

On the Vault deposit, a total of 39 holes for 5,943 metres were drilled from 25 to 200 metres in depth. These holes were aimed at converting resources close to the pit shell and also to extending resources to the south-west continuity towards the Tern Lake porphyry.

On the southern portion of the Portage deposit, a total of 18 holes for 8,070 metres were drilled from 50 to 250 metres in depth with the aim of converting resources directly south of the Portage pit and other inferred occurrences within a close proximity to the pit.

On the Goose south trend, a total of 13 holes for 7,320 metres were drilled from 150 to 250 metres in depth. These holes were aimed at following the south trend of the Portage-Goose iron formation.

In 2011, 284 diamond drill holes totalling 24,229 metres were drilled. The exploration program had four goals: exploring the southern trend of the Goose deposit at depth; following-up on the regional results of testing on the Farwest Iron Formation and the geophysics of the Tern Lake porphyry completed in 2010; continuing resource conversion work initiated on the Vault deposit in 2010 and extending resources on the south west part of deposit; and a resources conversion with a definition program in Portage pit.

The definition program on the Portage pit was conducted in phases from May to December 2011 and represented 165 holes totalling 11,431 metres of diamond drilling. In addition, a new method was tried in the Portage pit for definition drilling, a reverse circulation drill was used to drill over 42 holes totalling 1,074 metres. This method will reduce the cost of drilling.

On the Goose South trend, 6 holes totalling 2,382 metres were drilled. On the Farwest Iron Formation, 7 holes for a total of 2,721 metres were drilled along the trend and verified the potential of the west contact with the granitic mass. On the Tern Lake porphyry, 19 holes totalling 931 metres were drilled.

At the Vault pit, 19 holes were drilled for a total of 1,250 metres, 43 holes totalling 3,545 metres were drilled in Vault South and 25 holes totalling 1,969 metres were drilled in Vault East.

Drilling carried out during the period of 2009 to 2011 returned significant results on the Goose underground and Vault deposits. At the Goose underground deposit, the increase in indicated mineral resources comes from a confirmation of continuity towards the south and at depth. At the Vault deposit, the increase in mineral reserves is the result of converting resources to reserves along the east pit wall. Positive drill results show continuity of mineralization toward the southwest, indicating that the pit can be expanded in that direction.

2011 ANNUAL REPORT            59

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

The mineral reserves and resources of the Meliadine project are estimated at December 31, 2011, to contain proven and probable mineral reserves of 2.9 million ounces of gold in 12.5 million tonnes of ore grading 7.18 grams per tonne. In addition, the project has 12.6 million tonnes of indicated mineral resources grading 4.09 grams of gold per tonne, and 12.7 million tonnes of inferred mineral resources grading 5.98 grams of gold per tonne.

The Meliadine property is a large, almost entirely contiguous land package that is nearly 80 kilometres long. It consists of 55,603 hectares of mineral rights, of which 52,173 hectares are held under the Canada Mining Regulations and administered by the Department of Indian Affairs and Northern Development and referred to as Crown Land. The Crown Land is made up of mining claims covering 887 hectares and mineral leases covering 51,285 hectares. There are also 3,430 hectares of subsurface Nunavut Tunngavik Inc. concessions administered by a division of the Nunavut Territorial government.

The Kivalliq region has an arid arctic climate. The Meliadine property is mainly covered by glacial overburden with the presence of deep-seated permafrost. The property is about 60 metres above sea level in low-lying topography with numerous lakes. Surface waters are usually frozen by early October and remain frozen until early June. Surface geological work can be carried out from mid-May to mid-October, while exploration drilling can take place throughout the year, though is reduced in January and February due to cold and darkness.

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

Personnel, perishables and lighter goods arrive at the Rankin Inlet regional airport by commercial or charter airline, from which they can be flown to the property by chartered helicopter. An all-weather gravel road extends from Rankin Inlet to within two kilometres of the Meliadine River, which is approximately 15 kilometres away from the property, but there is winter-road access for tracked vehicles from Rankin Inlet directly to the Meliadine project exploration camp from January to mid-May. The Company has proposed the building of a 23.8-kilometre long all-weather gravel road linking Rankin Inlet with the project site to support ongoing exploration activities at the Meliadine project property. An application to construct this road was submitted to the NIRB and other regulatory agencies in 2011. A positive decision from the NIRB on the application was received in February, 2012 and approvals from other regulatory agencies are pending. A positive decision will allow construction to begin in 2012, in which case the road is expected to be completed by the summer of 2013.

Exploration personnel for the Meliadine project are mainly sourced from other parts of Canada on a fly-in/fly-out rotation from Val d'Or, Quebec, and Winnipeg, Manitoba, approximately 1,500 kilometres south of the Meliadine project property, respectively, although there is preferential employment of qualified people from the Kivalliq region. The hamlet of Rankin Inlet has developed a strong taskforce of entrepreneurs that provide a wide variety of services, such as freight expediting, equipment supply and outfitting.

60            AGNICO-EAGLE MINES LIMITED

Location Map of the Meliadine Project

2011 ANNUAL REPORT            61

Facilities

Surface Plan of the Meliadine Project

Current facilities at the Meliadine project include the Meliadine project exploration camp located on the shore of Meliadine Lake, approximately 2.3 kilometres north of the Tiriganiaq deposit. The camp is constructed of Weatherhaven tents and can accommodate up to 150 personnel. Covered wooden walkways connect all tents to the washrooms and kitchen facilities. A 100-person, self-contained trailer camp, complete with two diesel generators, was installed adjacent to the existing exploration camp in early 2011. A second 100-person, self-contained trailer camp is expected to be installed in the first half of 2012.

Power is currently generated using diesel generators for the Meliadine exploration camp on an as-required basis. Potable water for the Meliadine project camp is pumped from Meliadine Lake and water for the previous underground operations and surface drill programmes is pumped from Pump Lake. The current water licence allows for a maximum daily water use of 290 cubic metres (Meliadine West), while a request for an amendment to the water licence was filed in October 2010 with the Nunavut Water Board (Meliadine East) to increase water use to 299 cubic metres per day.

The Meliadine project exploration camp has an incinerator on site to burn all flammable materials, such as camp and food wastes. Plastics and metal objects, along with incinerator ash, are set aside for transport to be disposed of in the Rankin Inlet landfill. All hazardous and liquid wastes are held at the Meliadine project site for transport to a waste management company in southern Canada.

62            AGNICO-EAGLE MINES LIMITED

Sewage has been treated through a Biodisk treatment system since the summer of 2010. Run-off water is contained in the primary water containment area and released only when sampling results meet acceptable water quality standards. Routine water sampling has been conducted since the mid-1990s and reported on a monthly basis to the authorities.

The Meliadine East camp on Atulik Lake was decommissioned during the summer of 2010, with completion in the winter of 2010 and 2011. The core shack and storage building remain at the former camp site.

An underground portal allowing access to an exploration decline was built at the Tiriganiaq deposit in 2007 and 2008 in order to extract a bulk sample for study purposes. A waste rock and ore storage pad was generated during excavation of the decline and a sampling tower was installed for processing the bulk sample. There is a two-kilometre road between the Meliadine project exploration camp and the portal site. Another bulk sample was taken from underground via this portal in 2011 and results are expected to be available in early 2012.

Environmental Matters (including Inuit Impact Benefit Agreement)

Land and environmental management in the region of the Meliadine project is generally governed by the provisions of the Nunavut Land Claims Agreement ("NLCA"). Pursuant to the NLCA, land use leases must be obtained from the KIA. The Meliadine project has been granted a commercial lease for exploration and underground development activity, a prospecting and land use lease for exploration and development activities, an exploration land use lease for exploration and drilling on the Inuit-owned lands of Meliadine East and a parcel drilling permit for drilling activity on Inuit-owned lands. A number of right-of-way leases covering road access to the Meliadine project property and esker quarrying on the Inuit-owned lands were also granted by the KIA.

Pursuant to the NLCA, an exploration water licence and a bulk sample water licence were granted by the Nunavut Water Board (the "NWB"). An application was made to the NIRB and the NWB for the construction of an access road to the Meliadine project camp to be able to carry out the exploration program year-round.

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

The Pyke Fault appears to control gold mineralization on the Meliadine project property. At the southern edge of the fault is a series of oxide iron formations that host all six Meliadine project deposits currently known. The deposits consist of multiple lodes of mesothermal quartz-vein stockworks, laminated veins and sulphidized iron formation mineralization with strike lengths of up to three kilometres. The Upper Oxide iron formation hosts the Tiriganiaq and Wolf North zones. The two Lower Lean iron formations contain the F Zone, Pump, Wolf Main and Wesmeg deposits, which are all within five kilometres of Tiriganiaq. The Discovery deposit is 17 kilometres east southeast of Tiriganiaq and is hosted by the Upper Oxide iron formation. Each of these deposits has mineralization within 120 metres of surface, making them potentially mineable by open pit methods. They also have deeper ore that could potentially be mined with underground methods.

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

2011 ANNUAL REPORT            63

Preliminary Assessment for the property in 2009, which indicated the potential of the project to support a mining operation.

In 2010, there were 128 exploration drill holes (32,000 metres) at the Meliadine project, of which 53% were drilled by the Company after acquiring the property in July 2010. Agnico-Eagle spent $10 million on exploration from July through December 2010.

The Company initiated a $129.6 million exploration program in the summer of 2010. Approximately 200,000 metres of drilling is planned through early 2013, mainly to convert mineral resources to reserves at Tiriganiaq. At the end of 2011, the Company spent $74.7 million, principally in diamond drilling (105,000 metres), bulk sample, updated feasibility study, permitting, all-weather road and camp expansion. Another $54.9 million has been budgeted through early 2013 to complete the exploration program (diamond drilling, feasibility study, permitting and the construction of an all-weather road linking the project to Rankin Inlet). The Company spent an additional $12 million in 2011 for the ramp project and has budgeted $16.1 million for this purpose in 2012.

La India Project

Location Map of the La India Project

LA INDIA - TARACHI
INDEX MAP
Project location
kilometres
Agnico-Eagle property
Adjacent exploration properties
Roads
TARACHI
EL PILAR
Chipriona
LA INDIA
Matarachi
MULATOS DEPOSIT
690 000 E
700 000 E
710 000 E
720 000 E
0
10
Coordinate System: NAD27-Z12

The La India project is located in the Mulatos Gold Belt in the municipality of Sahuaripa, southeast Sonora State in northern Mexico. The Mulatos Gold Belt is part of the Sierra Madre gold and silver belt that also hosts the operating Mulatos gold mine immediately southeast of the La India project property and the Pinos Altos mine and Creston Mascota at Pinos Altos deposit 70 kilometres to the southeast.

The La India project includes the La India feasibility-stage heap leach gold project as well as the recently discovered Tarachi gold zone and several other prospective targets in the belt. The property consists of 43 mining concessions totalling approximately 56,000 hectares, making the Company the largest mineral title holder by area in the Mulatos Gold

64            AGNICO-EAGLE MINES LIMITED

Belt. The climate is semi-arid with seasonal temperatures ranging from 35 degrees Celsius to –2 degrees Celsius, and torrential rainfall from July to September. Exploration activities may be conducted year-round.

The project is located between the small rural towns of Tarachi and Matarachi, which offer basic infrastructure in the form of roads, rural telephone service, small grocery stores and unpaved air strips. More services are available in the town of Sahuaripa located 60 kilometres by gravel road (about 2.5 hours) northwest of the La India project. The population of the district is estimated to be a few thousand, with most of the inhabitants involved in cattle ranching, farming, forestry and mining and exploration. An adequate supply of labour for mining operations can be drawn from the region. Trained exploration personnel for the La India project are mainly sourced from northern Mexico including Hermosillo, Sonora.

The closest major city with an international airport is Hermosillo, the capital of Sonora, located 210 kilometres west-northwest of the La India project. Road travel from Hermosillo to the site takes approximately seven hours. Alternatively, the project can be accessed by small aircraft. The federally owned and operated electric transmission grid extends to within approximately 60 kilometres of the project.

Grayd began to actively explore the project in 2004, and began preliminary metallurgical test work in 2006. Grayd produced NI-43-101 compliant technical reports as of 2004, 2006, 2008, 2009 and May 2010. A Preliminary Economic Assessment ("PEA") was completed on behalf of Grayd on December 6, 2010 by independent consultants, based on only the oxide portion of the La India project resources (as reported in May 2010). The PEA envisioned an open pit mine with gold recovery of 80% by heap leach with an overall average annual production of 92,000 ounces over its nine-year life. According to the PEA, annual production could range from a low of 66,000 ounces in year six to a high of 108,000 ounces in year seven.

As of December 31, 2011, the La India project consisting of the La India feasibility-stage heap leach gold project and Tarachi gold zone had a measured resource of 3.7 million tonnes of ore grading 1.06 grams of gold per tonne, and an indicated resource of 44.5 million tonnes of ore grading 0.72 grams of gold per tonne and inferred resources of 32.1 million tonnes grading 0.69 grams of gold per tonne, using a cut-off of 0.40 grams of gold per tonne. These resources are in the North and Main zones of the La India project and the Tarachi gold zone.

The defined mineral resources and all lands required for infrastructure as proposed by the PEA for the La India project are wholly contained within three privately held properties.

At the Tarachi gold zone, the surface rights in the project area are owned by the Matarachi Ejido (agrarian community) and private parties. All measured, indicated and inferred project resources lie within privately owned or ejido possessed land. Surface access lease agreements have been executed with the property owners or possessors for all identified target areas. The existing agreements permit exploration activities only; if mining activity is contemplated in this exploration area the Company will require further negotiations to acquire the surface rights needed for project development.

Mining and Milling Facilities

Surface Facilities

Current facilities at the La India project include an exploration camp, which consists of former ranch house buildings that have been modified for housing requirements. The power for the exploration camp is supplied by diesel generators, water is supplied by a local spring and septic discharges are managed in a leach field. Non-organic waste from the camp is disposed in the Matarachi Ejido landfill. The camp will be modified and expanded as the Company develops the La India project in 2012.

Environmental Matters

Baseline environmental information has been collected at the La India project since late 2008. This information includes surface water sampling, archeological assessment and soil, fauna and flora assessments.

The La India project is not located in an area with a special Federal environmental protection designation. Therefore, basic exploration activities are regulated under Norma Oficial Mexicana NOM-120-ECOL-1997, which allows for most exploration activities including mapping, geochemical sampling, geophysical surveys, mechanized trenching, road building and drilling. Mine construction and operation activities generally require the preparation of a Manifesto de Impacto Ambiental (MIA, an environmental impact statement), and a Cambio de Uso de Suelo (CUS, a land use change) permit.

No factors have been identified that would be expected to hinder authorization of Federal and State environmental permits required for construction and operation of a mine at the La India project. Some historic mining has been observed in the

2011 ANNUAL REPORT            65

area but the remaining waste dumps and tailings are small and are not considered to present significant environmental issues. No obstacles to obtaining the permits are anticipated providing Agnico-Eagle obtains the necessary surface rights and meets the design and mitigation criteria required by the Mexican permitting authorities. The Company has considerable permitting experience in Mexico and is familiar with the regulatory requirements as a result of its ongoing operations at the Pinos Altos mine and the Creston Mascota deposit at Pinos Altos.

Agreements & Licences

The mining concessions for the La India project and Tarachi are controlled by the Company by means of direct ownership and by 11 separate agreements whereby Agnico-Eagle can earn a 100% interest in certain concessions by making cash and share payments. For the La India project, should the Company elect to acquire all currently optioned concessions, an additional $2.3 million in payments would be required. Payment has been made in full for the claims that host most of the measured, indicated and inferred resources. Some concessions are subject to underlying net smelter royalties varying between 1% and 3%, some of which may be purchased by the Company which would result in net smelter royalties between 0% and 0.5%.

For the Tarachi gold zone, payments totalling $3.3 million and shares with value equivalent to $967,500 over an eight year period are required for the Company to earn a 100% interest in the relevant concessions. To date $1 million has been paid toward these concessions. Should the Company elect to acquire all currently optioned concessions, an additional $2.3 million in payments would be required. Some concessions are subject to underlying net smelter royalties varying between 1% and 3%, some of which may be purchased by the Company, which would result in net smelter royalties between 0% and 0.5%.

The defined mineral reserve and resource and all lands required for infrastructure as proposed by the PEA are wholly contained within three privately-held properties. Agnico-Eagle has acquired the surface rights for the Bronces y Bajios and la Armagosa ranches and negotiations are underway with the owner of the el Duraznito ranch. The current land agreements are sufficient to permit exploration activities that are conducted under environmental regulation NOM-120. Construction and mine development could begin on the Bronces y Bajios and la Armagosa ranches subject to receipt of necessary permits, and the development of mining activity on the el Duraznito ranch is pending a final surface agreement.

At the Tarachi gold zone, the surface rights in the project area are owned by the Matarachi Ejido and private parties. All measured, indicated and inferred project resources lie within privately owned or ejido possessed land. Surface access lease agreements have been executed with the property owners or possessors for all identified target areas. The existing agreements permit exploration activities only, further negotiation would be required for any future mine development at the Tarachi gold zone.

Geology, Mineralization and Exploration

Geology and Mineralization

The La India project lies within the Sierra Madre Occidental ("SMO") province, an extensive Eocene to Miocene volcanic field from the United States-Mexico border to central Mexico. The La India project lies within the western limits of the SMO in an area dominated by outcrops of andesite and dacitic tuffs, overlain by rhyolites and rhyolitic tuffs that were affected by large-scale north-northwest-striking normal faults and intruded by granodiorite and diorite stocks. Incised fluvial canyons cut the uppermost strata and expose the Lower Series volcanic strata.

The project area is predominantly underlain by a volcanic sequence comprised of andesitic and felsic extrusive volcanic strata with interbedded epiclastic volcaniclastic strata of similar composition. The mineral occurrences present in the project area, and the deposit type being sought, are volcanic-hosted epithermal, high-sulphidation gold-silver deposits. Such deposits may be present as veins and/or disseminated deposits. The La India project deposit area is one of several high-sulphidation epithermal mineralization centres recognized in the region.

Epithermal high-sulphidation mineralization at the La India project developed as a cluster of gold zones (Main and North) aligned north-south within a genetically related zone of hydrothermal alteration in excess of 20 square kilometres in area. Gold mineralization is confined to the Late Eocene rocks within zones of intermediate and advanced argillitic alteration originally containing sulphides, and subsequently oxidized by supergene processes. The North and Main zones are within two kilometres of each other.

66            AGNICO-EAGLE MINES LIMITED

Surface outcrop mapping and drill-hole data so far indicate that the gold system at the Tarachi gold zone is likely best classified as a gold porphyry deposit.

Exploration

Gold was discovered at the Mulatos deposit by the Spanish colonials in 1806, but indigenous peoples likely exploited the native-gold-bearing oxidized zone of the deposit prior to this. Small underground mines and prospects are present throughout the La Cruz and La Viruela areas, where modern exploration was conducted by New Golden Sceptre Minerals Ltd. and New Goliath Minerals Ltd. (late 1980s), Noranda Inc. (early 1990s) and San Fernando Mining Co. Ltd. (from 1993).

Grayd began to actively explore the project in 2004, including geologic mapping, geochemical rock chip sampling, airborne and ground geophysical surveys, photogrammetric topographic mapping, diamond drilling, reverse circulation drilling, baseline environmental studies and metallurgical testing. Newmont Mining Corp. funded the work between July 2005 and July 2006 and then declined to continue, retaining no interest in the property. The Tarachi gold zone, located approximately 10 kilometres north of the La India project on the same property, was discovered in 2010.

From 2004 through February 7, 2011, Grayd completed 129 diamond drill holes (13,834 metres) and 560 reverse circulation drill holes (49,552 metres) at the La India project. In 2011, 13 diamond drill holes (1,119 metres) and 30 reverse circulation drill holes (2,728 metres) were drilled at the La India project and 25 diamond drill holes (5,400 metres) and 67 reverse circulation drill holes (16,144 metres) were drilled at the Tarachi gold zone.

The La India feasibility-stage heap leach gold project deposit and the Tarachi gold zone will continue to be actively explored by Agnico-Eagle. The Company has initiated an $18.6 million exploration and development program at the La India feasibility-stage heap leach gold project deposit for 2012 that will include infill drilling, technical studies, land acquisition, water acquisition, infrastructure and permitting efforts. At the Tarachi gold zone, the Company has planned a $5 million exploration program with approximately 9,850 metres of diamond drilling and 10,000 metres of reverse circulation drilling planned in 2012.

Regional Exploration Activities

During 2011, the Company continued to actively explore in Quebec, Ontario, Nunavut, Nevada, Finland, Sweden, Mexico and Argentina. The Canadian exploration activities were focused on the Ellison/Bousquet and Maritime/Lapa properties in Quebec, as well as on the Meadowbank property in Nunavut where activities were conducted both within and outside the mining lease and the Meliadine project, also in Nunavut. In the United States, exploration activities during 2011 were concentrated on the West Pequop project located in northeast Nevada and the Rattlesnake project located in Wyoming. At the LaRonde, Goldex, Lapa, Pinos Altos and Kittila mines, the Company continued exploration programs around the mines. Most of the exploration budget was spent on drilling programs near the mine infrastructure, along previously recognized gold trends.

At the end of 2011, the Company's land holdings in Canada consisted of 77 projects comprised of 2,879 mineral titles covering an aggregate of 270,513 hectares. Land holdings in the United States consisted of 6 properties comprised of 3,486 mineral titles covering an aggregate of 30,552 hectares. Land holdings in Finland consisted of three groups of properties comprised of 133 mineral titles covering an aggregate of 11,757 hectares. Land holdings in Sweden consisted of one project comprised of four mineral titles covering an aggregate of 2,830 hectares. Land holdings in Mexico consisted of six projects comprised of 111 mining concession titles covering an aggregate of 125,820 hectares. Land holdings in Argentina consisted of one project with two mineral titles covering an aggregate of 2,691 hectares.

The total amount spent on regional exploration in 2011 was $76.1 million, which included drilling 775 holes for an aggregate of approximately 216 kilometres. The budget for regional exploration expenditures in 2012 is approximately $67.4 million, including approximately 212 kilometres of drilling.

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

2011 ANNUAL REPORT            67

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

The preparation of the information set forth below with respect to the mineral reserves at the LaRonde mine (which includes mineral reserves at the LaRonde mine extension), the Lapa, Kittila, Pinos Altos and Meadowbank mines and the Meliadine and Bousquet projects has been supervised by the Company's Vice-President, Project Development, Marc Legault, P.Eng, a "qualified person" as that term is defined in NI 43-101. The Company's mineral reserves estimate was derived from internally generated data or geology reports.

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

The assumptions used for the 2011 mineral reserves and resources estimate reported by the Company in this Form 20-F were based on three-year average prices for the period ending December 31, 2011 of $1,255 per ounce gold, $23.00 per ounce silver, $0.91 per pound zinc, $3.25 per pound copper, $0.95 per pound lead and exchange rates of C$1.05 per $1.00, 12.86 Mexican pesos per $1.00 and $1.37 per €1.00. The assumptions used for the 2010 mineral reserves and resources estimate reported by the Company in this Form 20-F were based on three-year average prices for the period ending December 31, 2010 of $1,024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead and exchange rates of C$1.08 per $1.00, 12.43 Mexican pesos per $1.00 and $1.40 per €1.00. The assumptions used for the 2009 mineral reserves and resources estimate used by the Company in this Form 20-F were based on three-year average prices for the period ending December 31, 2009 of $848 per ounce gold, $14.35 per ounce silver, $1.03 per pound zinc, $3.15 per pound copper, $0.97 per pound lead and exchange rates of C$1.09 per $1.00, 11.00 Mexican pesos per $1.00 and $1.37 per €1.00. Other assumptions used for estimating 2010 and 2009 mineral reserve and resource information may be found in the Company's annual filings in respect of the years ended December 31, 2010 and December 31, 2009, respectively.

68            AGNICO-EAGLE MINES LIMITED

Set out below are the reserve estimates as of December 31, 2011, as calculated in accordance with NI 43-101 and Guide 7, respectively (tonnages and contained gold quantities are rounded to the nearest thousand):

	National Instrument 43-101			Industry Guide No. 7

Property	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Proven Reserves
LaRonde mine (underground)	5,331,000	2.60	445,000	5,331,000	2.60	445,000

Kittila mine (open pit)	319,000	3.86	40,000	319,000	3.86	40,000

Kittila mine (underground)	383,000	6.11	75,000	383,000	6.11	75,000

Kittila mine total proven	702,000	5.09	115,000	702,000	5.09	115,000

Lapa mine (underground)	1,044,000	6.45	217,000	1,044,000	6.45	217,000

Meliadine project (open pit)	34,000	7.31	8,000	34,000	7.31	8,000

Pinos Altos mine (open pit)	848,000	0.80	22,000	848,000	0.80	22,000

Pinos Altos mine (underground)	1,139,000	2.59	95,000	1,139,000	2.59	95,000

Pinos Altos mine total proven	1,987,000	1.83	117,000	1,987,000	1.83	117,000

Meadowbank mine (open pit)	1,931,000	1.49	92,000	1,931,000	1.49	92,000

Total Proven Reserves	11,029,000	2.80	994,000	11,029,000	2.80	994,000

Probable Reserves

LaRonde mine (underground)	27,901,000	4.74	4,255,000	27,901,000	4.74	4,255,000

Bousquet (open pit)	3,165,000	1.88	191,000	3,165,000	1.88	191,000

Kittila mine (open pit)	802,000	5.66	146,000	802,000	5.66	146,000

Kittila mine (underground)	33,060,000	4.63	4,916,000	33,060,000	4.63	4,916,000

Kittila mine total probable	33,862,000	4.65	5,062,000	33,862,000	4.65	5,062,000

Lapa mine (underground)	1,340,000	6.61	285,000	1,340,000	6.61	285,000

Meliadine project (open pit)	5,292,000	5.80	987,000	5,292,000	5.80	987,000

Meliadine project (underground)	7,142,000	8.20	1,882,000	7,142,000	8.20	1,882,000

Meliadine project total probable	12,434,000	7.18	2,869,000	12,434,000	7.18	2,869,000

Pinos Altos mine (open pit)	19,599,000	1.68	1,059,000	19,599,000	1.68	1,059,000

Pinos Altos mine (underground)	25,193,000	2.38	1,927,000	25,193,000	2.38	1,927,000

Pinos Altos mine total probable	44,792,000	2.07	2,986,000	44,792,000	2.07	2,986,000

Meadowbank mine (open pit)	22,563,000	2.91	2,109,000	22,563,000	2.91	2,109,000

Total Probable Reserves	146,057,000	3.78	17,757,000	146,057,000	3.78	17,757,000

Total Proven and Probable Reserves	157,086,000	3.71	18,750,000	157,086,000	3.71	18,750,000

In the following tables setting out mineral reserve information about the Company's mineral projects, tonnage information is rounded to the nearest thousand tonnes, the total contained gold ounces stated do not include equivalent gold ounces for byproduct metals contained in the mineral reserve, and the reported metal grades in the estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve and mineral resource figures presented in this Form 20-F are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

2011 ANNUAL REPORT            69

LaRonde Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2011	2010	2009

Gold-Rich Orebody
Proven mineral reserves – tonnes	4,100,000	3,200,000	2,700,000

Average grade – gold grams per tonne	3.10	3.07	3.37

Probable mineral reserves – tonnes	26,700,000	27,900,000	26,500,000

Average grade – gold grams per tonne	4.91	4.90	5.16

Gold-Poor Orebody

Proven mineral reserves – tonnes	1,200,000	1,600,000	2,100,000

Average grade – gold grams per tonne	0.97	0.95	1.03

Probable mineral reserves – tonnes	1,200,000	2,000,000	3,100,000

Average grade – gold grams per tonne	1.22	1.01	0.99

Total proven and probable mineral reserves – tonnes	33,200,000	34,700,000	34,400,000

Average grade – gold grams per tonne	4.40	4.32	4.39

Total contained gold ounces	4,700,000	4,818,000	4,849,000

Notes:

(1)
The 2011 proven and probable mineral reserves set forth in the table above are based on a net smelter return cut-off value of the ore that varies between C$82.00 per tonne and C$103.00 per tonne depending on the deposit. The Company's historical metallurgical recovery rates at the LaRonde mine from January 1, 2004 to December 31, 2011 averaged 90.8% for gold, 87.0% for silver, 86.3% for zinc and 81.8% for copper. The historical metallurgical recovery rate for lead from January 1, 2008 to December 31, 2011 was 14.8%. The Company estimates that a 10% change in the gold price would result in an approximate 0.9% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2011, the LaRonde mine contained indicated mineral resources of 7,225,000 tonnes grading 1.79 grams of gold per tonne and inferred mineral resources of 11,400,000 tonnes grading 3.68 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the LaRonde mine by category at December 31, 2011 with those at December 31, 2010. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2011.

	Proven	Probable	Total

December 31, 2010	4,838	29,892	34,729

Mined in 2011	2,406	0	2,406

Revision	2,899	(1,991)	909

December 31, 2011	5,331	27,901	33,232

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

(5)
At December 31, 2011, the Bousquet project contained probable mineral reserves of 3,165,000 tonnes grading 1.88 grams of gold per tonne. In addition, the Bousquet project contained indicated mineral resources of 9,805,000 tonnes grading 2.44 grams of gold per tonne and inferred mineral resources of 4,567,000 tonnes grading 4.04 grams of gold per tonne.

70            AGNICO-EAGLE MINES LIMITED

Goldex Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2011	2010	2009

Gold
Proven mineral reserves – tonnes	–	14,804,000	5,217,000

Average grade – gold grams per tonne	–	1.87	2.02

Probable mineral reserves – tonnes	–	12,990,000	19,524,000

Average grade – gold grams per tonne	–	1.62	2.06

Total proven and probable mineral reserves – tonnes	–	27,794,000	24,741,000

Average grade – gold grams per tonne	–	1.75	2.05

Total contained gold ounces	–	1,566,000	1,630,000

Notes:

(1)
The suspension of mining operations at the Goldex mine on October 19, 2011 resulted in a restatement, as of that date, of all Goldex proven or probable reserves (as stated on December 31, 2010), that had not already been mined, as indicated resources, except stockpiled ore on surface that was reclassified as measured resources.

(2)
As at December 31, 2011, the Goldex mine contained measured mineral resources of 12,360,000 tonnes grading 1.86 grams of gold per tonne, indicated mineral resources of 24,448,000 tonnes grading 1.72 grams of gold per tonne and inferred mineral resources of 31,081,000 tonnes grading 1.59 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Goldex mine by category at December 31, 2011 with those at December 31, 2010. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and the restatement of mineral reserves to another category.

	Proven	Probable	Total

December 31, 2010	14,804	12,990	27,794

Mined in 2011	2,477	0	2,477

Revision	(12,327)	(12,990)	(25,317)

December 31, 2011	–	–	–

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Goldex mine may be found in the Technical Report on Restatement of the Mineral Resources at Goldex Mine, Quebec, Canada as at October 19, 2011 filed with the Canadian securities regulatory authorities on SEDAR on December 5, 2011.

2011 ANNUAL REPORT            71

Kittila Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2011	2010	2009

Gold
Proven mineral reserves – tonnes	702,000	403,000	257,000

Average grade – gold grams per tonne	5.09	4.23	3.71

Probable mineral reserves – tonnes	33,862,000	32,329,000	25,704,000

Average grade – gold grams per tonne	4.65	4.64	4.83

Total proven and probable mineral reserves – tonnes	34,564,000	32,732,000	25,961,000

Average grade – gold grams per tonne	4.66	4.64	4.82

Total contained gold ounces	5,177,000	4,880,000	4,025,000

Notes:

(1)
The 2011 proven and probable mineral reserve and mineral resource estimates were calculated using a metallurgical gold recovery of 89%. Gold cut-off grades used were 1.90 grams per tonne, undiluted (1.69 grams per tonne, diluted) for open pit reserves and between 2.97 grams per tonne and 3.24 grams per tonne, undiluted (between 2.52 grams per tonne and 2.80 grams per tonne, diluted), depending on the deposit, for underground reserves. The open pit operating cost was estimated to be €43.28 per tonne in 2011, while the underground cost averaged €68.30 per tonne. The Company estimates that a 10% change in the gold price would result in an approximate 6% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2011, the Kittila mine contained indicated mineral resources of 12,978,000 tonnes grading 2.46 grams of gold per tonne and inferred mineral resources of 7,953,000 tonnes grading 4.55 grams of gold per tonne.

(3)
The breakdown of proven and probable mineral reserves between planned open pit operations and underground operations at the Kittila mine (with tonnage and contained ounces rounded to the nearest thousand) at December 31, 2011 is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Proven mineral reserves	Open pit	319,000	3.86	40,000

Proven mineral reserves	Underground	383,000	6.11	75,000

Total proven mineral reserves		702,000	5.09	115,000

Probable mineral reserves	Open pit	802,000	5.66	146,000

Probable mineral reserves	Underground	33,060,000	4.63	4,916,000

Total probable mineral reserves		33,862,000	4.65	5,062,000

(4)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Kittila mine by category at December 31, 2011 with those at December 31, 2010. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2011.

	Proven	Probable	Total

December 31, 2010	403	32,329	32,732

Mined in 2011	1,031	0	1,031

Revision	1,330	1,533	2,863

December 31, 2011	702	33,862	34,564

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

72            AGNICO-EAGLE MINES LIMITED

Lapa Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2011	2010	2009

Gold
Proven mineral reserves – tonnes	1,044,000	1,122,000	897,000

Average grade – gold grams per tonne	6.45	7.24	8.33

Probable mineral reserves – tonnes	1,340,000	1,709,000	2,319,000

Average grade – gold grams per tonne	6.61	7.56	8.09

Total proven and probable mineral reserves – tonnes	2,384,000	2,831,000	3,216,000

Average grade – gold grams per tonne	6.54	7.43	8.16

Total contained gold ounces	501,000	677,000	843,000

Notes:

(1)
The 2011 mineral reserve and mineral resource estimates were calculated using an assumed metallurgical gold recovery of 74.7% and a cut-off grade of 3.80 grams of gold per tonne. The operating cost per tonne estimate for the Lapa mine in 2011 was C$119.41. The Company estimates that a 10% change in the gold price would result in an approximate 4% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2011, the Lapa mine contained indicated mineral resources of 1,964,000 tonnes grading 4.08 grams of gold per tonne and inferred mineral resources of 719,000 tonnes grading 4.74 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Lapa mine by category at December 31, 2011 with those at December 31, 2010. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2011.

	Proven	Probable	Total

December 31, 2010	1,122	1,709	2,831

Mined in 2011	621	0	621

Revision	543	(369)	174

December 31, 2011	1,044	1,340	2,384

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

2011 ANNUAL REPORT            73

Pinos Altos Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2011	2010	2009

Gold and Silver

Proven mineral reserves – tonnes	1,987,000	2,864,000	880,000

Average gold grade – grams per tonne	1.83	1.90	1.51

Average silver grade – grams per tonne	51.59	54.06	26.53

Probable mineral reserves – tonnes	44,792,000	41,298,000	41,080,000

Average gold grade – grams per tonne	2.07	2.33	2.54

Average silver grade – grams per tonne	59.17	65.53	70.31

Total proven and probable mineral reserves – tonnes	46,779,000	44,162,000	41,960,000

Average gold grade – grams per tonne	2.06	2.30	2.52

Average silver grade – grams per tonne	58.85	64.78	69.39

Total contained gold ounces	3,103,000	3,271,000	3,396,000

Total contained silver ounces	88,508,000	91,982,000	93,613,000

Notes:

(1)
The 2011 proven and probable mineral reserve estimates are based on a net smelter return cut-off value of the open pit ore between $7.96 per tonne and $26.39 per tonne, depending on the deposit, and a net smelter return cut-off value of the underground ore of $52.93 per tonne. The operating cost per tonne estimate for the Pinos Altos mine in 2011 was $32.03 without deferred stripping ($27.00 with deferred stripping). The metallurgical gold recovery used in the reserve estimates varied between 59% and 96.5%, depending on the deposit. The metallurgical silver recovery used in the reserve estimates varied between 10% and 47.4%, depending on the deposit. The Company estimates that a 10% change in the gold price would result in an approximate 2% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2011, the Pinos Altos mine contained indicated mineral resources of 20,576,000 tonnes grading 1.27 grams of gold per tonne and 28.13 grams of silver per tonne and inferred mineral resources of 23,113,000 tonnes grading 1.05 grams of gold per tonne and 22.65 grams of silver per tonne.

(3)
The proven and probable mineral reserves of the Pinos Altos mine set forth in the table above include proven mineral reserves from the Creston Mascota deposit of 278,000 tonnes grading 0.84 grams of gold per tonne and 1.95 grams of silver per tonne and probable mineral reserves from the Creston Mascota deposit of 12,039,000 tonnes grading 1.12 grams of gold per tonne and 12.00 grams of silver per tonne. The indicated mineral resource at the Pinos Altos mine also includes indicated mineral resources from the Creston Mascota deposit of 1,947,000 tonnes grading 0.57 grams of gold per tonne and 3.58 grams of silver per tonne. The inferred mineral resource at the Pinos Altos mine also includes inferred mineral resources from the Creston Mascota deposit of 1,687,000 tonnes grading 0.88 grams of gold per tonne and 7.18 grams of silver per tonne.

(4)
The breakdown of mineral reserves between planned open pit operations and underground operations at the Pinos Altos mine (with tonnage and contained ounces rounded to the nearest thousand) at December 31, 2011 is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (oz)	Contained Silver (oz)

Proven mineral reserves	Open pit stock pile	848,000	0.80	13.82	22,000	377,000

Proven mineral reserves	Underground	1,139,000	2.59	79.73	95,000	2,919,000

Total proven mineral reserves		1,987,000	1.83	51.59	117,000	3,296,000

Probable mineral reserves	Open pit	19,599,000	1.68	37.51	1,059,000	23,634,000

Probable mineral reserves	Underground	25,193,000	2.38	76.02	1,927,000	61,578,000

Total probable mineral reserves		44,792,000	2.07	59.17	2,986,000	85,212,000

74            AGNICO-EAGLE MINES LIMITED

(5)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Pinos Altos mine by category at December 31, 2011 with those at December 31, 2010. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2011.

	Proven	Probable	Total

December 31, 2010	2,864	41,298	44,162

Mined in 2011	4,509	0	4,509

Revision	3,632	3,494	7,126

December 31, 2011	1,987	44,792	46,779

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

Meadowbank Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2011	2010	2009

Gold
Proven mineral reserves – tonnes	1,931,000	839,000	600,000

Average grade – gold grams per tonne	1.49	3.13	4.57

Probable mineral reserves – tonnes	22,563,000	33,259,000	31,600,000

Average grade – gold grams per tonne	2.91	3.18	3.51

Total proven and probable mineral reserves – tonnes	24,494,000	34,098,000	32,200,000

Average grade – gold grams per tonne	2.79	3.18	3.53

Total contained gold ounces	2,201,000	3,486,000	3,655,000

Notes:

(1)
The 2011 mineral reserve and mineral resource estimates were calculated using a metallurgical gold recovery of 91.0% or 94.0% depending on the deposit. The economic cut-off grade used to determine the open pit reserves varied from 1.40 grams of gold per tonne to 1.47 grams of gold per tonne, depending on the deposit, and is 1.02 grams of gold per tonne as a marginal cut-off grade. The estimated ore-based operating costs used for the 2011 mineral reserve estimate varied between C$52.84 per tonne and C$53.63 per tonne, depending on the deposit, with an additional haulage cost of C$4.95 for Vault deposit reserves. The Company estimates that a 10% change in the gold price would result in an approximate 2% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2011, the Meadowbank mine contained indicated mineral resources of 17,213,000 tonnes grading 2.38 grams of gold per tonne and inferred mineral resources of 3,745,000 tonnes of ore grading 3.81 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Meadowbank mine by category at December 31, 2011 with those at December 31, 2010. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves, an update to mineral reserves based on changed mine plans, and mineral reserves added from exploration activities during 2011.

	Proven	Probable	Total

December 31, 2010	839	33,259	34,098

Mined in 2011	2,978	0	2,978

Revision	4,070	(10,696)	(6,626)

December 31, 2011	1,931	22,563	24,494

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Meadowbank mine may be found in the Technical Report on the Mineral Resources and Mineral Reserves dated February 15, 2012, Meadowbank Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR on March 23, 2012.

2011 ANNUAL REPORT            75

Meliadine Project Mineral Reserves and Mineral Resources

	As at December 31,

	2011	2010	2009

Gold
Proven mineral reserves – tonnes	34,000	0	–

Average grade – gold grams per tonne	7.31	–	–

Probable mineral reserves – tonnes	12,434,000	9,467,000	–

Average grade – gold grams per tonne	7.18	8.54	–

Total proven and probable mineral reserves – tonnes	12,468,000	9,467,000	–

Average grade – gold grams per tonne	7.18	8.54	–

Total contained gold ounces	2,877,000	2,600,000	–

Notes:

(1)
The 2011 mineral reserve and mineral resource estimates were calculated using metallurgical gold recovery curves for Tiriganiaq and F-Zone. The curves give a maximum recovery of 96% for Tiriganiaq and 93% for F-Zone. The 2011 mineral resource estimates for all others were calculated using a metallurgical gold recovery of 92%. The cut-off grade used to determine the open pit reserves was 2.19 grams of gold per tonne, undiluted (1.91 grams of gold per tonne, diluted), and the cut-off grade used to determine the underground reserves was 5.29 grams of gold per tonne, undiluted (4.10 grams of gold per tonne, diluted). The estimated operating cost used for the 2011 mineral reserve estimate was C$74.71 per tonne for open pit and C$165.65 per tonne for underground. The Company estimates that a 10% change in the gold price would result in an approximate 3.4% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2011, the Meliadine project contained indicated mineral resources of 12,621,000 tonnes grading 4.09 grams of gold per tonne and inferred mineral resources of 12,687,000 tonnes of ore grading 5.98 grams of gold per tonne.

(3)
The breakdown of mineral reserves between planned open pit operations and underground operations at the Meliadine project (with tonnage and contained ounces rounded to the nearest thousand) at December 31, 2011 is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Proven mineral reserves	Open pit stockpile	34,000	7.31	8,000

Probable mineral reserves	Open pit	5,292,000	5.80	987,000

Probable mineral reserves	Underground	7,142,000	8.20	1,882,000

Total proven and probable mineral reserves		12,468,000	7.18	2,877,000

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

La India Project Mineral Reserves and Mineral Resources

At December 31, 2011, the La India project, consisting of the La India feasibility-stage heap leach gold project and the Tarachi gold zone, contained no proven or probable mineral reserves, but contained measured mineral resources of 3,730,000 tonnes grading 1.06 grams of gold per tonne, indicated mineral resources of 44,496,000 tonnes grading 0.72 grams of gold per tonne and inferred mineral resources of 32,125,000 tonnes grading 0.69 grams of gold per tonne.

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

76            AGNICO-EAGLE MINES LIMITED

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
Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production and metal prices.

2011 ANNUAL REPORT            77

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

78            AGNICO-EAGLE MINES LIMITED

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
"grade"	The relative quality of the percentage of metal content in a mineralized body, i.e., grams of gold per tonne of rock.
"head grade"	The average grade of ore fed into a mill.
"hectare"	A metric measurement of area. 1 hectare = 10,000 square metres = 2.47 acres.
"horst"	An up-faulted block of rock.
"hydrothermal alteration"	Alteration of rocks or minerals by reaction with hydrothermal fluids.
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

2011 ANNUAL REPORT            79

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

80            AGNICO-EAGLE MINES LIMITED

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
"mineral resource"
A concentration or occurrence of natural solid inorganic material or natural solid fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Investors are cautioned not to assume that any or all of a mineral resource will ever be converted into a mineral reserve.
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
"probable mineral reserve"	The economically mineable part of an indicated mineral resource demonstrated by a feasibility study.

2011 ANNUAL REPORT            81

"proven mineral reserve"	The economically mineable part of a measured mineral resource demonstrated by a feasibility study.
"pyroclastic"	Produced by explosive or aerial ejection of ash, fragments and glassy material from a volcanic vent. Term applicable to the rocks and rock layers as well as to the textures so formed.
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

82            AGNICO-EAGLE MINES LIMITED

"transfer fault"	A structure that can accommodate lateral variations of deformation and strain.
"transverse open stoping"
An underground mining method in which the ore is excavated in horizontal slices perpendicular to the orebody length and the stoping starts below and advances upwards. The ore is recovered underneath the stope through a drawpoint system.
"twinned drill hole"	A borehole drilled very close to an original hole in the same direction and dip in order to verify the results from the original drill hole.
"vein"	Minerals filling a fissure, fault or crack in rock.
"wacke"	A "dirty" sandstone that consists of a mixture of poorly sorted mineral and rock fragments in an abundant matrix of clay and fine silt.
"winze"	An internal mine shaft.
"Zadra elution circuit"	The process in this part of a gold mill strips gold and silver from carbon granules and puts them into solution.
"zone"	An area of distinct mineralization, i.e., a deposit.

2011 ANNUAL REPORT            83

ITEM 4A   UNRESOLVED STAFF COMMENTS

None.

ITEM 5   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

Revenues from Mining Operations

In 2011, revenue from mining operations increased 28% to $1,822 million from $1,423 million in 2010. The increase in revenue was mainly attributable to higher sales prices realized on gold and silver in 2011 compared with 2010.

In 2011, sales of precious metals (gold and silver) accounted for 95% of revenues, up from 93% in 2010 and 87% in 2009. The increase in the percentage of revenues from precious metals when compared to 2010 is due to an increase in gold and silver prices, offset partially by decreases in both zinc and copper sales volumes and average realized prices. Revenue from mining operations are accounted for net of related smelting, refining, transportation and other charges. The table below sets out net revenue, production volumes and sales volumes by metal:

	2011	2010	2009

	(thousands)

Revenues from mining operations:

Gold	$1,563,760	$1,216,249	$474,875

Silver	171,725	104,544	59,155

Zinc	70,522	77,544	57,034

Copper	14,451	22,219	22,571

Lead	1,341	1,965	127

	$1,821,799	$1,422,521	$613,762

Production volumes:

Gold (ounces)	985,460	987,609	492,972

Silver (000s ounces)	5,080	4,812	4,035

Zinc (tonnes)	54,894	62,544	56,186

Copper (tonnes)	3,216	4,224	6,671

Sales volumes:

Gold (ounces)	996,090	973,057	463,660

Silver (000s ounces)	5,089	4,722	3,871

Zinc (tonnes)	54,499	59,566	58,391

Copper (tonnes)	3,194	4,223	6,689

Revenue from gold sales increased by $347.5 million, or 29%, in 2011. Gold production decreased to 985,460 ounces in 2011 from 987,609 ounces in 2010. The decrease in gold production levels between 2010 and 2011 was due primarily to the suspension of production at the Goldex mine on October 19, 2011 and to lower grades and throughput at the LaRonde mine, offset partially by the achievement of commercial production at the Creston Mascota deposit at Pinos Altos on March 1, 2011. Average realized gold price increased 26% in 2011 to $1,573 per ounce from $1,250 per ounce in 2010.

Silver revenue increased by $67.2 million, or 64%, in 2011 when compared to 2010 due to an increase in the realized sales price and increased production. Revenue from zinc sales decreased by $7.0 million, or 9%, in 2011 when compared to 2010. The decrease in zinc revenue was due to decreases in realized zinc sales prices and production. Revenue from copper sales decreased by $7.8 million, or 35%, in 2011 when compared to the previous year due to decreases in realized zinc sales prices and production.

84            AGNICO-EAGLE MINES LIMITED

Interest and Sundry Income (Expense)

Interest and sundry income (expense) consists mainly of acquisition costs of $(3.8) million related to the acquisition of Grayd during 2011 and a net loss recorded on asset disposals, partially offset by interest earned on cash balances. Interest and sundry expense was $(5.2) million in 2011 compared with interest and sundry income of $10.3 million in 2010.

Available-for-sale Securities

From time to time, the Company takes minority equity positions in other mining and exploration companies. As part of the Company's procedures to assess whether the value of its available-for-sale securities portfolio is reasonable for accounting purposes, it was determined (in accordance with the requirements of Accounting Standards Codification ("ASC") 320 Investments – Debt and Equity Securities) that a non-cash write-down of $8.6 million was required in 2011. These write-downs do not necessarily reflect management's long-term outlook on the value of the securities, but rather an "other-than-temporary" impairment as defined in ASC 320. In 2010 and 2009, this determination resulted in no write-downs relating to the Company's various investments.

In 2011, the sale of various available-for-sale securities resulted in a gain before taxes of $4.9 million compared with $19.5 million in 2010. During 2010, there was a net gain on the acquisition of Comaplex of $57.5 million. The gain was driven by the mark-to-market gain on the shares of Comaplex purchased prior to the announcement of the acquisition that were accumulated within other comprehensive income and were reversed through the Consolidated Statements of Income upon acquisition of control, partially offset by the costs of the acquisition.

Production Costs

In 2011, total production costs were $876.1 million compared to $677.5 million in 2010. This increase is mainly due to a full year of production and persistently high costs at the Meadowbank mine in 2011 which achieved commercial production on March 1, 2010, and the achievement of commercial production at the Creston Mascota deposit at Pinos Altos on March 1, 2011. The increase in production costs from these factors was partially offset by the suspension of operations at the Goldex mine on October 19, 2011. The table below sets out the components of production costs:

Production Costs	2011	2010	2009

	(thousands)

LaRonde	$209,947	$189,146	$164,221

Goldex	56,939	61,561	54,342

Kittila	110,477	87,740	42,464

Lapa	68,599	66,199	33,472

Pinos Altos	145,614	90,293	11,819

Meadowbank	284,502	182,533	–

Production costs per Consolidated Statement of Income	$876,078	$677,472	$306,318

Production costs at the LaRonde mine during 2011 were $209.9 million, an increase of approximately 11% as compared to 2010. During 2011, LaRonde processed an average of 6,592 tonnes of ore per day, compared to 7,102 tonnes of ore per day during 2010. Minesite costs per tonne were C$79 in the fourth quarter of 2011, compared with C$79 in the fourth quarter of 2010. For the full year 2011, minesite costs per tonne were C$84 compared with C$75 per tonne in 2010. The increase in minesite costs per tonne during 2011 is attributable to lower throughput due to issues with sequencing and dilution, and the achievement of commercial production at the LaRonde mine extension on December 1, 2011, meaning that many costs began to be expensed.

Production costs at the Goldex mine were $56.9 million compared with $61.6 million in 2010. The decrease is due to the suspension of Goldex mine operations on October 19, 2011. Minesite costs per tonne were C$21 in the fourth quarter of 2011 when the remaining surface stockpile was milled compared to C$21 in the fourth quarter of 2010. For the full year, minesite costs per tonne were C$21 compared with C$22 per tonne in 2010.

2011 ANNUAL REPORT            85

Production costs at the Kittila mine during 2011 were $110.5 million compared with $87.7 million in 2010. The increase is mainly due to a full year of commercial production in the underground mine where costs are higher as compared to the open pit and to unbudgeted tonnes being mined during the remediation of a slip in the Suuri pit east wall. The mine also experienced higher costs for energy and chemical reagents in 2011 as compared to 2010. During 2011, Kittila processed an average of 2,824 tonnes of ore per day, above the 2010 average production of 2,631 tonnes of ore per day. The processing design capacity of the Kittila mill is approximately 3,000 tonnes per day. The underachievement in actual processing versus capacity was mainly due to several unplanned shutdowns during 2011. Minesite costs per tonne were €80 in the fourth quarter of 2011 compared to €79 in the fourth quarter of 2010. For the full year, the minesite costs per tonne were €75, compared with €66 per tonne in 2010.

Production costs at the Lapa mine during 2011 were $68.6 million compared with $66.2 million in 2010. During 2011, Lapa processed an average of 1,701 tonnes of ore per day, above the 2010 average production of 1,512 tonnes of ore per day due to the realization of design efficiencies. The processing design capacity of the Lapa mill is approximately 1,500 tonnes per day. Minesite costs per tonne were C$117 in the fourth quarter of 2011 compared to C$115 in the fourth quarter of 2010. For the full year, the minesite costs per tonne were C$110, compared with C$114 per tonne in 2010. With total production costs essentially unchanged and a decrease in minesite costs per tonne between 2010 and 2011, the overall improved operating performance is attributable to realized efficiencies as the Company gained experience with the orebody.

Production costs at the Pinos Altos mine during 2011 were $145.6 million compared with $90.3 million in 2010. The increase is mainly due to the achievement of commercial production at the Creston Mascota deposit at Pinos Altos on March 1, 2011. During 2011, Pinos Altos processed an average of 12,355 tonnes of ore per day, significantly higher than the 2010 average production of 3,638 tonnes of ore per day due primarily to the addition of the Creston Mascota deposit at Pinos Altos. Minesite costs per tonne were $24 in the fourth quarter of 2011, compared to $35 in the fourth quarter of 2010. For the full year, the minesite costs per tonne were $27 compared with $35 per tonne in 2010. The decrease in minesite costs per tonne between 2010 and 2011 is mainly attributable to a greater proportion of lower cost heap leach tonnes processed from the Creston Mascota deposit at Pinos Altos.

Production costs at the Meadowbank mine during 2011 were $284.5 million compared with $182.5 million in 2010. The increase is due primarily to a full year of production in 2011 versus 10 months of production in 2010 as the Meadowbank mine achieved commercial production on March 1, 2010 and to higher costs realized in nearly all aspects of operating the mine in 2011. During 2011, the Meadowbank mine processed an average of 8,158 tonnes of ore per day, above the 2010 average production of 6,653 tonnes of ore per day due primarily to the June 2011 addition of the permanent secondary crusher, but below design capacity of 8,500 tonnes per day. Minesite costs per tonne were $98 in the fourth quarter of 2011, compared to $91 in the fourth quarter of 2010. For the full year, the minesite costs per tonne were $91 compared with $95 per tonne in 2010. The decrease in minesite costs per tonne between 2010 and 2011 is mainly attributable to increased throughput.

Total Production Costs by Category

86            AGNICO-EAGLE MINES LIMITED

In 2011, total cash costs per ounce of gold increased to $580 from $451 in 2010 and $346 in 2009, representing a weighted average over all the Company's producing mines. In 2011, the LaRonde mine total cash costs per ounce were $77, the Goldex mine total cash costs per ounce were $401, the Kittila mine total cash costs per ounce were $739, the Lapa mine total cash costs per ounce were $650, the Pinos Altos mine total cash costs per ounce were $299 and the Meadowbank mine total cash costs per ounce were $1,000. Total cash costs per ounce are comprised of minesite costs incurred during the period and, for the LaRonde and Pinos Altos mines, reduced by their related net byproduct revenue. Total cash costs per ounce are affected by various factors such as the quantity of gold produced, operating costs, exchange rates and, at the LaRonde and Pinos Altos mines, the quantity of byproduct metals produced and byproduct metal prices. The Company has decided to report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry.

Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year-over-year comparisons. This measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for net byproduct revenues, royalties, inventory adjustments, certain stripping costs that can be attributed to future production and asset retirement provisions and then dividing by the number of ounces of gold produced. Total cash costs per ounce is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitations inherent in this measure by using it in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for inventory adjustments, certain stripping costs that can be attributed to future production and asset retirement provisions and then dividing by tonnes of ore processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metals prices, exchange rates and other adjusting items, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is affected by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in level of production versus changes in operating performance.

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

2011 ANNUAL REPORT            87

Total Production Costs by Mine

	2011	2010	2009

	(thousands, except as noted)

Total production costs per Consolidated Statements of Income and Comprehensive Income	$876,078	$677,472	$306,318

Attributable to LaRonde	209,947	189,146	164,221

Attributable to Goldex	56,939	61,561	54,342

Attributable to Lapa	68,599	66,199	33,472

Attributable to Kittila	110,477	87,740	42,464

Attributable to Pinos Altos	145,614	90,293	11,819

Attributable to Meadowbank	284,502	182,533	–

Total	$876,078	$677,472	$306,318

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold by Mine

LaRonde Total Cash Costs per Ounce	2011	2010	2009

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$209,947	$189,146	$164,221

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(194,000)	(192,155)	(138,262)

Inventory and other adjustments(i)	(2,309)	3,287	(3,809)

Non-cash reclamation provision	(4,062)	(1,344)	(1,198)

Cash operating costs	$9,576	$(1,066)	$20,952

Gold production (ounces)	124,173	162,806	203,494

Total cash costs (per ounce)(ii)	$77	$(7)	$103

Goldex Total Cash Costs per Ounce	2011	2010	2009

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$56,939	$61,561	$54,342

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	395	727	–

Inventory and other adjustments(i)	(2,778)	(253)	383

Non-cash reclamation provision	(173)	(216)	(196)

Cash operating costs	$54,383	$61,819	$54,529

Gold production (ounces)	135,478	184,386	148,849

Total cash costs (per ounce)(ii)	$401	$335	$366

88            AGNICO-EAGLE MINES LIMITED

Lapa Total Cash Costs per Ounce	2011	2010	2009

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$68,599	$66,199	$33,472

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	663	644	–

Inventory and other adjustments(i)	631	(4,683)	6,072

Non-cash reclamation provision	(348)	(57)	(25)

Cash operating costs	$69,545	$62,103	$39,519

Gold production (ounces)	107,068	117,456	52,602

Total cash costs (per ounce)(ii)	$650	$529	$751

Kittila Total Cash Costs per Ounce	2011	2010	2009

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$110,477	$87,740	$42,464

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	152	252	–

Inventory and other adjustments(i)	(1,267)	(4,774)	1,565

Non-cash reclamation provision	(206)	(334)	(254)

Stripping costs (capitalized vs expensed)(iii)	(3,018)	–	–

Cash operating costs	$106,138	$82,884	$43,775

Gold production (ounces)	143,560	126,205	65,547

Total cash costs (per ounce)(ii)	$739	$657	$668

Pinos Altos Total Cash Costs per Ounce	2011	2010	2009

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$145,614	$90,293	$11,819

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(60,653)	(25,052)	(625)

Inventory adjustments(i)	1,871	2,925	(5,356)

Non-cash reclamation provision	(1,372)	(858)	(100)

Stripping costs (capitalized vs expensed)(iii)	(24,260)	(11,857)	(253)

Cash operating costs	$61,200	$55,451	$5,485

Gold production (ounces)	204,380	130,431	9,634

Total cash costs (per ounce)(ii)	$299	$425	$570

2011 ANNUAL REPORT            89

Meadowbank Total Cash Costs per Ounce	2011	2010	2009

	(thousands, except as noted)

Production costs per Consolidated Statements of Income and Comprehensive Income	$284,502	$182,533	$–

Adjustments:

Byproduct metal revenues, net of smelting, refining and marketing charges	(546)	(584)	–

Inventory adjustments(i)	(1,670)	6,911	–

Non-cash reclamation provision	(1,679)	(1,315)	–

Stripping costs (capitalized vs expensed)(iii)	(9,746)	(4,321)	–

Cash operating costs	$270,861	$183,224	$–

Gold production (ounces)	270,801	264,576	–

Total cash costs (per ounce)(ii)	$1,000	$693	$–

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

LaRonde Minesite Costs per Tonne	2011	2010	2009

	(thousands, except as noted)

Production costs	$209,947	$189,146	$164,221

Adjustments:

Inventory and other adjustments(iv)	(22)	3,287	234

Non-cash reclamation provision	(4,062)	(1,344)	(1,198)

Minesite operating costs (US$)	$205,863	$191,089	$163,257

Minesite operating costs (C$)	$202,957	$194,993	$184,233

Tonnes of ore milled (000s tonnes)	2,406	2,592	2,546

Minesite costs per tonne (C$)(v)	$84	$75	$72

Goldex Minesite Costs per Tonne	2011	2010	2009

Production costs	$56,939	$61,561	$54,342

Adjustments:

Inventory and other adjustments(iv)	(2,407)	(253)	383

Non-cash reclamation provision	(173)	(216)	(196)

Minesite operating costs (US$)	$54,359	$61,092	$54,529

Minesite operating costs (C$)	$53,208	$62,545	$60,986

Tonnes of ore milled (000s tonnes)	2,477	2,782	2,615

Minesite costs per tonne (C$)(v)	$21	$22	$23

90            AGNICO-EAGLE MINES LIMITED

Lapa Minesite Costs per Tonne	2011	2010	2009

Production costs	$68,599	$66,199	$33,472

Adjustments:

Inventory and other adjustments(iv)	1,071	(4,683)	6,072

Non-cash reclamation provision	(348)	(57)	(26)

Minesite operating costs (US$)	$69,322	$61,459	$39,518

Minesite operating costs (C$)	$68,403	$62,771	$42,055

Tonnes of ore milled (000s tonnes)	621	552	299

Minesite costs per tonne (C$)(v)	$110	$114	$140

Kittila Minesite Costs per Tonne	2011	2010	2009

Production costs	$110,477	$87,740	$42,464

Adjustments:

Inventory and other adjustments(iv)	(1,324)	(4,774)	1,565

Non-cash reclamation provision	(206)	(334)	(254)

Stripping costs (capitalized vs expensed)(iii)	(3,018)	–	–

Minesite operating costs (US$)	$105,929	$82,632	$43,775

Minesite operating costs (€)	€76,817	€63,464	€30,568

Tonnes of ore milled (000s tonnes)	1,031	960	563

Minesite costs per tonne (€)(v)	€75	€66	€54

Pinos Altos Minesite Costs per Tonne	2011	2010	2009

Production costs	$145,614	$90,293	$11,819

Adjustments:

Inventory and other adjustments(iv)	(169)	2,925	(5,356)

Non-cash reclamation provision	(1,372)	(858)	(100)

Stripping costs (capitalized vs expensed)(iii)	(24,260)	(11,857)	(253)

Minesite operating costs (US$)	$119,813	$80,503	$6,110

Tonnes of ore milled (000s tonnes)	4,509	2,318	227

Minesite costs per tonne (US$)(v)	$27	$35	$27

2011 ANNUAL REPORT            91

Meadowbank Minesite Costs per Tonne	2011	2010	2009

Production costs	$284,502	$182,533	$–

Adjustments:

Inventory and other adjustments(iv)	253	6,911	–

Non-cash reclamation provision	(1,679)	(1,315)	–

Stripping costs (capitalized vs expensed)(iii)	(9,746)	(4,321)	–

Minesite operating costs (US$)	$273,330	$183,808	$–

Minesite operating costs (C$)	$272,157	$190,980	$–

Tonnes of ore milled (000s tonnes)	2,978	2,001	–

Minesite costs per tonne (C$)(v)	$91	$95	$–

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
The Company has decided to report total cash costs per ounce and minesite costs per tonne using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry.

(iv)
This inventory adjustment reflects production costs associated with unsold concentrates.

(v)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory, asset retirement provisions and deferred stripping costs, and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate due to its operating mines located in Canada. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the past several years. During the period from January 1, 2005 to December 31, 2011, the noon buying rate, as reported by the Bank of Canada has fluctuated between C$0.92 per US$1.00 and C$1.30 per US$1.00. In addition, a significant portion of the Company's expenditures at the Kittila mine and the Pinos Altos mine are denominated in Euros and Mexican pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years as well.

Exploration and Corporate Development Expense

Proven and probable gold reserves decreased to 18.8 million ounces in 2011 from 21.3 million ounces in 2010. The decrease is attributed to 2011 gold production, the October 19, 2011 suspension of mining operations at the Goldex mine and the associated reclassification of its reserves to resources and the new mine plan at the Meadowbank mine that resulted in lower reserves.

Set out below is a summary of the significant exploration and corporate development activities undertaken in 2011:

  •
  Canadian regional exploration expenditures were $29.9 million in 2011, an increase of $1.6 million compared with 2010.

92            AGNICO-EAGLE MINES LIMITED

  •
  Approximately $8.3 million of regional exploration expenses were incurred on the Pinos Altos mine in Mexico. The most concentrated drill programs in 2011 focused on the potential at satellite deposits including Cubiro, Sinter and San Eligio.

  •
  The Company incurred exploration expenditures of $7.5 million during 2011 in Nevada and Wyoming, an increase of $0.5 million compared with 2010. Exploration activities during 2011 were concentrated on the West Pequop property located in the northeastern region of Nevada and on the Rattlesnake Hills property located in the southwestern region of Wyoming.

  •
  During 2011, regional exploration expenditures in Finland amounted to $6.3 million, an increase of $1.8 million compared with 2010. The Company continued its exploration program at the Suurikuusikko structures around the Kittila mine.

  •
  During 2011, mining operations at the Goldex mine were suspended as a result of rock subsidence above the northeastern limit of the deposit. Investigation expenditures of $19.7 million were incurred which included rock mechanic and mining studies, drilling and development exploration of the deeper D zone and care and maintenance of general infrastructure.

  •
  The Company's corporate development team was active in 2011 in evaluating new properties and possible acquisition opportunities. During 2011, the team's accomplishments included the Grayd acquisition.

The table below sets out exploration expense by region and total corporate development expense:

	2011	2010	2009

	(thousands)

Canada	$29,885	$28,346	$11,194

Latin America	8,263	8,268	9,212

United States	7,520	7,042	7,176

Europe	6,332	4,569	5,325

Goldex mine	19,656	–	–

Corporate development expense	4,065	6,733	3,372

	$75,721	$54,958	$36,279

General and Administrative Expenses

General and administrative expenses increased to $107.9 million in 2011 from $94.3 million in 2010, attributable primarily to increases in salaries, benefits, insurance, and office and information technology costs. There was an increase in stock option expense due to an increase in the number of stock options granted and an increase in the Black-Scholes calculated value of the options granted. Of the total general and administrative expenses, stock-based compensation was $42.2 million and $38.1 million in 2011 and 2010, respectively.

Provincial Capital Taxes

These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. Ontario capital tax was eliminated on July 1, 2010, while Quebec capital tax was eliminated at the end of 2010. There was however, a government audit assessment related to prior years concluded in 2011 that resulted in a $9.2 million expense. In 2010, the Company had a recovery of $6.1 million due to non-recurring items relating to prior years. The provincial capital tax expense is expected to be nil going forward.

Amortization Expense

The consolidated amortization expense for the year increased to $261.8 million in 2011, compared to $192.5 million in 2010, largely as a result of a full year of production at the Meadowbank mine and the underground operations at the Kittila and Pinos Altos mines in 2011. Additionally, commercial production commenced at the Creston Mascota deposit at Pinos

2011 ANNUAL REPORT            93

Altos and the LaRonde mine extension in 2011. Amortization expense commences once a mine achieves commercial production.

Interest Expense

In 2011, interest expense increased to $55.0 million from $49.5 million in 2010 and $8.4 million in 2009. The table below shows the components of interest expense:

	2011	2010	2009

	(thousands)

Stand-by fees on credit facilities	$7,345	$8,159	$2,730

Amortization of credit facilities, financing and note issuance costs	4,810	3,507	2,392

Government interest, penalties and other	3,078	2,165	3,326

Interest on credit facilities	1,764	10,795	15,470

Interest on notes	39,067	29,423	–

Interest capitalized to construction in progress	(1,025)	(4,556)	(15,470)

	$55,039	$49,493	$8,448

Foreign Currency Translation Gain (Loss)

The foreign currency translation gain was $1.1 million in 2011 compared with a loss of $19.5 million in 2010 as the US dollar strengthened against the Canadian dollar, Euro and the Mexican peso during 2011. The gain in 2011 is due primarily to the impact of translation on liabilities denominated in Euros, Canadian dollars and Mexican pesos, offset partially by the impact of translation on cash balances denominated in Canadian dollars.

Income and Mining Taxes

In 2011, the Company had an effective tax rate of 26.9% compared with 23.7% in 2010 and 19.9% in 2009. The tax provision for 2011 was a recovery due to the write-downs of the Goldex and Meadowbank mines. The effective tax rate of 26.9% was lower than the statutory tax rate of 27.8% due to permanent differences, principally stock-based compensation that is not deductible for tax purposes in Canada, and various other minor adjustments.

Supplies Inventory

The supplies inventory balance as of December 31, 2011 increased to $182.4 million, compared to the December 31, 2010 balance of $149.6 million. This increase is mainly attributable to the build-up of supplies inventory at the Meadowbank mine to facilitate operations, including the June 2011 startup of the permanent secondary crusher, and increased maintenance requirements. In addition, supplies inventory at the Pinos Altos mine increased to support underground mining operations and operations at the Creston Mascota deposit at Pinos Altos, which achieved commercial production on March 1, 2011.

Liquidity and Capital Resources

At the end of 2011, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $221.5 million, compared to $104.6 million at the end of 2010. This increase, which resulted from financing and operating activities, was partially offset by investing activities. Cash provided by financing activities of $182.5 million in 2011 compared with cash used in financing activities of $21.9 million in 2010 due primarily to a change from net repayments of long-term debt in 2010 to net proceeds from long-term debt of $270.0 million in 2011. Cash flow provided by operating activities increased significantly to $663.5 million in 2011 from $483.5 million in 2010 mainly due to an increase in gold prices realized. The increase in cash flow provided by operating activities was offset to some degree by the suspension of production at the Goldex mine on October 19, 2011 and by lower grades and throughput realized at the LaRonde mine as it transitions into the LaRonde mine extension. In 2011, cash used in investing activities increased to $760.5 million from $523.3 million in 2010, due primarily to the November 2011 acquisition of Grayd, an increase in

94            AGNICO-EAGLE MINES LIMITED

available-for-sale securities investments, and an increase in restricted cash relating to the environmental remediation of the Goldex mine.

In 2011, the Company invested $482.8 million of cash in new projects and sustaining capital expenditures. Major expenditures in 2011 included $116.9 million on construction at the Meadowbank mine, $73.9 million on construction at the Meliadine project, $49.5 million on construction at the LaRonde mine extension, and $220.8 million for sustaining capital expenditures at the Kittila, Goldex, LaRonde, Pinos Altos and Lapa mines. Capital expenditures to complete the Company's growth initiatives are expected to be funded by cash provided by operating activities and cash on hand. A significant portion of the Company's cash and cash equivalents are denominated in US dollars.

During 2011, the Company received net proceeds on available-for-sale securities equal to $9.4 million compared to $36.6 million during 2010. Also during 2011, the Company purchased available-for-sale securities amounting to $91.1 million compared to $42.5 million in 2010. On July 27, 2011, the Company made a strategic investment in Rubicon Metals Corporation in a non-brokered private placement for cash consideration of approximately $73.8 million.

Subsequent to year end on February 16, 2012, the Company declared a dividend, its 30th consecutive year paying a cash dividend. During 2011, the Company paid dividends of $98.4 million. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements. Also in 2011, the Company issued common shares for gross proceeds of $26.5 million. This was mainly due to stock option exercises and issuances under the Company's employee share purchase plan.

In 2010, the Company increased amounts available from the syndicate of banks that comprised its lenders from an aggregate of $900 million to $1.2 billion in a transaction under which the Company also terminated one of its bank credit facilities. In 2011, the maturity date of the remaining credit facility was extended two years from June 22, 2014 to June 22, 2016 (see note 5 to the Company's audited consolidated financial statements).

As at December 31, 2011, the Company had drawn $320.0 million from its bank credit facility. In addition, the amounts available under the credit facility are reduced by letters of credit drawn under the facility. Letters of credit outstanding under the credit facility at December 31, 2011 totaled $30.6 million. Accordingly, the amount available for future drawdowns as at December 31, 2011, was approximately $849.4 million. The credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. These financial condition covenants were met as of December 31, 2011.

In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of the Company in favour of certain beneficiaries in respect of obligations relating to the Meadowbank mine. As at December 31, 2011, outstanding letters of credit drawn under the EDC Facility totaled C$79.6 million.

On April 7, 2010, the Company closed a note offering with institutional investors in the United States and Canada of a private placement of $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "Notes"). At issuance, the Notes had a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of Notes were used to repay amounts under the Company's then outstanding credit facilities.

2011 ANNUAL REPORT            95

Agnico-Eagle's contractual obligations as at December 31, 2011 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years

	(millions)

Letter of credit obligations	$2.2	$–	$2.2	$–	$–

Reclamation obligations(i)	336.2	26.1	16.5	2.9	290.7

Purchase commitments	62.3	11.5	15.0	9.4	26.4

Pension obligations(ii)	4.5	0.4	1.0	0.9	2.2

Capital and operating leases	49.2	14.4	26.1	4.9	3.8

Long-term debt repayment obligations(iii)	920.1	–	0.1	320.0	600.0

Total(iv)	$1,374.5	$52.4	$60.9	$338.1	$923.1

Notes:

(i)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with ASC 410-20 – Asset Retirement Obligations and on an undiscounted basis in accordance with ASC 410-30 – Environmental Obligations. See Note 6(a) to the audited consolidated financial statements.

(ii)
The Company has retirement compensation arrangement plans (the "RCA Plans") with certain executives. The RCA Plans provide pension benefits to each of these executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company, less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA Plans are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(iii)
For the purposes of the Company's obligations to repay amounts outstanding under its credit facility, the Company has assumed that the indebtedness will be repaid at the current expiry date of the credit facility.

(iv)
The Company's estimated future positive cash flows are expected to be sufficient to satisfy the obligations set out above.

96            AGNICO-EAGLE MINES LIMITED

Off-Balance Sheet Arrangements

The Company has the following off-balance sheet arrangements: operating leases (see Note 13(b) to the audited consolidated financial statements) and $119.0 million of outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes (see Note 12 to the audited consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the penalties or obligations would be insignificant based on the Company's liquidity position, as outlined in the table below.

2012 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2012 mandatory expenditure commitments (including the future obligations set out above) and discretionary expenditure commitments. The following table sets out expected future capital requirements and resources for 2012:

Amount

(millions)

2012 Mandatory Commitments:

Contractual obligations (from table above)	$52

Dividend payable (declared in February 2012)	34

Environmental remediation liability	26

Goldex government grant	1

Total 2012 mandatory expenditure commitments	$113

2012 Discretionary Commitments:

Budgeted capital expenditures	$382

Dividend payable	103

Total 2012 discretionary expenditure commitments	485

Total 2012 mandatory and discretionary expenditure commitments	$572

2012 Capital Resources:

Cash, cash equivalents and short term investments (at December 31, 2011)	$186

Estimated 2012 operating cash flow	490

Working capital (at December 31, 2011) (excluding cash, cash equivalents and short-term investments)	381

Available under the Credit Facilities	849

Total 2012 Capital Resources	$1,906

While the Company believes its capital resources will be sufficient to satisfy all 2012 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which includes its construction projects and future dividends, should extremely negative financial circumstances arise in the future.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Preliminary Note – Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

2011 ANNUAL REPORT            97

Gold Production Growth

LaRonde Mine Extension

In 2012, payable gold production at the LaRonde mine is expected to be approximately 150,000 - 165,000 ounces of gold. The commencement of production at the LaRonde mine extension, which achieved commercial production on December 1, 2011, is expected to provide higher grade ore. Over the 2012 to 2014 period, annual average gold production is expected to be approximately 219,167 ounces.

Total cash costs per ounce at the LaRonde mine are expected to be approximately $570 in 2012, reflecting expectations of lower grades and metal prices for the mine's byproducts going forward. However, depending on prevailing byproduct prices over the next several years, the potential exists to extend the life of the upper mine by mining lower grade (predominantly zinc) ore that becomes economic. The effect of this would likely be lower total cash costs per ounce due to the byproduct metal revenue.

Kittila Mine

In 2012, the Kittila mine is expected to produce approximately 150,000 - 160,000 ounces of gold, while from 2012 through 2014, it is expected to produce an average of 160,000 ounces per year. Total cash costs per ounce in 2012 are expected to be approximately $650 per ounce due to improvements in the overall cost structure.

Reflecting the continued growth of the Kittila mine's orebody, it is expected that a study on a 25% throughput expansion at the Kittila mine will be completed by the end of 2012. It is believed that a smaller initial expansion supported by current reserves followed by the possibility of a larger expansion at a later date would be prudent.

Lapa Mine

Gold production during 2012 is expected to be approximately 95,000 - 105,000 ounces at estimated total cash costs per ounce of approximately $750. Over the period of 2012 to 2014, annual average gold production of approximately 101,667 ounces is expected. The current forecast reflects lower grades to the mill than previously expected.

Pinos Altos Mine

Total gold production in 2012 is expected to be approximately 200,000 - 210,000 ounces at estimated total cash costs per ounce of approximately $415. Over the period of 2012 to 2014, the mine (including production from the Creston Mascota deposit at Pinos Altos) is expected to produce an average of 201,667 ounces of gold per year. Construction on the satellite Creston Mascota deposit at Pinos Altos was completed with the first gold production occurring during the fourth quarter of 2010. Commercial production at this heap leach operation was achieved in March 2011.

New reserves at the Creston Mascota deposit at Pinos Altos have resulted in a new, larger open pit design. Exploration results indicate that the Creston Mascota deposit at Pinos Altos may extend further to the southwest to include the adjacent Bravo/Carola deposits, increasing the potential for a significantly larger open pit that would include all three deposits. The Sinter deposit, located approximately two kilometers north of the main Santo Nino zone at the Pinos Altos mine, is being examined as a possible source of open pit ore for the mill at the Pinos Altos mine, potentially extending its mine life.

Meadowbank Mine

Gold production in 2012 is expected to be approximately 280,000 - 310,000 ounces at estimated total cash costs per ounce of approximately $1,040. The mine is expected to produce an average of 303,333 ounces of gold per year from 2012 to 2014.

The Meadowbank mine has experienced a number of issues during its start-up over the past two years and while the mill throughput is now exceeding the original design rate, the grades to the mill continued to be lower than expected through the end of 2011. The ore body geometry is more complex than originally thought making selective mining difficult and more costly, resulting in persistently high operating costs. These facts, as previously discussed, has resulted in a new mine plan that forecasts lower gold production over a shorter mine life. The mine life now extends to 2017 rather than 2020.

Meliadine Project

In July 2010, the Company acquired Comaplex, which owned the Meliadine project located in Nunavut, Canada, 290 kilometres southeast of the Company's existing Meadowbank mine. The Company expects to achieve efficiencies by

98            AGNICO-EAGLE MINES LIMITED

leveraging experience gained from the development of the Meadowbank mine, if it determines to build a mine at the Meliadine project.

The 2011 drilling program at the Meliadine project was primarily focused on the Tiriganiaq and Wesmeg zones. With a focus on reserve conversion drilling continuing in 2012 and the completion of a feasibility study expected in late 2013, a determination by the Company to commence mining operations may be made at the Meliadine project. If a decision to build a mine at Meliadine is made, first production is not anticipated prior to 2017 with capital expenditures expected to be distributed over the 2012 to 2016 period.

La India Project and Tarachi Exploration Property

The La India project in Sonora State, Mexico, acquired in November 2011 as part of the Grayd acquisition, is currently undergoing drilling with the goal of converting current resources into reserves. Additionally, the Company is advancing the engineering study and permitting process. The Company anticipates that any mining operations at La India would be a low cost open pit, heap leach mine. First production at a mine, if built, is not expected prior to 2015.

The Tarachi exploration property is located approximately ten kilometers to the northwest of the La India project in Sonora State, Mexico. Initial drilling and sampling suggest that the mineralized structure extends over several kilometers. This property is expected to be a focus of exploration drilling in 2012.

Growth Summary

With the achievement of commercial production of the Kittila, Lapa and Pinos Altos mines in 2009, the Meadowbank mine in March 2010, and the Creston Mascota deposit at Pinos Altos and LaRonde mine extension in 2011, the Company continues its transformation from a one mine operation to a five mine company resulting in record cash provided by operating activities in 2011. As the Company begins the next growth phase from its expanded production platform, it expects to continue to deliver on its vision and strategy. Based on exploration results to date and planned exploration programs in 2012, the Company is targeting reserves to grow to approximately 20.0 million ounces of gold in 2012 compared with 18.8 million ounces in 2011. Further internal growth opportunities are expected to add to production in the future. In summary, the Company anticipates that the main contributors to the targeted increase in gold production, gold reserves and increases to gold resources could include:

  •
  Continued conversion of Agnico-Eagle's current gold resources to reserves.

  •
  Increased production from the higher grade orebody in the LaRonde mine extension.

  •
  The 2011 acquisition of the La India project and Tarachi exploration property in Mexico.

  •
  A positive conclusion on the 25% throughput expansion at the Kittila mine, reflecting continued growth of orebody.

  •
  Potential extension of the Creston Mascota deposit at Pinos Altos to include the adjacent Bravo/Carola deposits.

  •
  The Sinter deposit as a possible source of open pit ore for the mill at the Pinos Altos mine.

2011 ANNUAL REPORT            99

Financial Outlook

Mining Revenue and Production Costs

In 2012, the Company expects to continue to generate strong cash flow as production volumes are expected to be between 875,000 and 950,000 ounces, down from 985,460 ounce in 2011 due primarily to the suspension of production at the Goldex mine on October 19, 2011. Metal prices will have a large impact on financial results and, although the Company cannot predict the prices that will be realized in 2012, gold prices in early 2012 (to March 12, 2012) have remained strong. On March 12, 2012, the gold spot price closed at $1,701 per ounce.

The table below sets out actual production for 2011 and estimated production in 2012.

	2012 Estimate	2011 Actual

Gold (ounces)	875,000 - 950,000	985,460

Silver (000s ounces)	4,508	5,080

Zinc (tonnes)	33,044	54,894

Copper (tonnes)	5,650	3,216

For 2012, the Company is expecting total cash costs per ounce at the LaRonde mine to be $570 compared to $77 in 2011. In calculating estimates of total cash costs per ounce, net silver, zinc and copper revenue is treated as a reduction of production costs, and therefore production and price assumptions for these metals play an important role in these estimates for the LaRonde mine, due to its large byproduct production. An increase in byproduct metal prices above forecast levels would result in improved cash costs for the LaRonde mine. In addition, the Pinos Altos mine contains significant byproduct silver.

In 2012, total cash costs per ounce at the Kittila, Lapa, Pinos Altos and Meadowbank mines are expected to be $650, $750, $415 and $1,040, respectively. As production costs at the LaRonde, Lapa and Meadowbank mines are denominated mostly in Canadian dollars, production costs at the Kittila mine are denominated mostly in Euros and production costs at the Pinos Altos mine are denominated mostly in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the estimates.

The table below sets out the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2012 (production estimates for each metal are shown in the table above) as well as the market average closing prices for each variable for the period of January 1 to March 12, 2012.

	Cash Cost Assumptions	Market Average

Silver (per ounce)	$30.00	$32.74

Zinc (per tonne)	$1,800	$2,028

Copper (per tonne)	$7,000	$8,283

C$/US$ exchange rate	$1.0000	$0.9967

Euro/US$ exchange rate	$0.7407	$0.7640

100            AGNICO-EAGLE MINES LIMITED

The table below sets out the estimated approximate sensitivity of the Company's 2012 estimated total cash costs per ounce to a change in metal price and exchange rate assumptions:

Change in variable(i)	Impact on total cash costs

($/oz.)

$1/oz Silver	$5

$100/per tonne of Zinc	$3

$100/per tonne of Copper	$1

1% C$/US$	$7

1% Euro/US$	$1

Note:

(i)
The sensitivities presented are based on the production and price assumptions set out above. Operating costs are not affected by fluctuations in byproduct metal prices. The Company may use derivative strategies to limit the downside risk associated with fluctuating byproduct metal prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar, Euro and Mexican peso operating and capital needs. Please see "Risk Profile – Metal Price and Foreign Currency" and "Item 11 Quantitative and Qualitative Disclosures about Market Risk – Risk Profile – Financial Instruments". Please see "– Results of Operations – Production Costs" above for a discussion about the use of the non-US GAAP financial measure total cash costs per ounce.

Exploration Expense

In 2012, Agnico-Eagle expects expenditures of $106.3 million on minesite exploration, grassroots exploration and corporate development $61.9 million is expected to spent on grassroots exploration outside of the Company's currently contemplated mining areas in Canada, Latin America, Finland and the United States. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs. In addition, when it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of drilling to further delineate the ore body on such property are capitalized. In 2012, the Company expects to capitalize $39.9 million on drilling related to further delineating ore bodies and converting resources into reserves.

Other Expenses

Cash general and administrative expenses are not expected to increase significantly in 2012; however non-cash variances may occur as a result of variances in the Black-Scholes pricing of any stock options granted by the Company in 2012. In 2012, provincial capital taxes are expected to be nil since the Ontario provincial capital tax was eliminated on July 1, 2010 and Quebec capital tax was eliminated at the end of 2010. Amortization is expected to be approximately $265.6 million in 2012. Interest expense in 2012 is expected to be approximately $48.1 million due to long-term debt and standby fees associated with the $1.2 billion credit facility and the $600 million Notes. The Company's effective tax rate is expected to be approximately 35% to 40% in 2012 compared to an effective rate of 26.9% in 2011. The 2011 effective rate was due to the factors mentioned in "– Results of Operations – Income and Mining Taxes" above.

Capital Expenditures

Agnico-Eagle's gold growth program remains well funded. Capital expenditures, including construction and development costs, sustaining capital and capitalized exploration costs, are expected to total approximately $382.3 million in 2012. During 2012, the Company expects to generate internal cash flow from the sale of 875,000 - 950,000 ounces of gold and the associated byproduct metals. The major components of the 2012 capital expenditures program are as follows:

  •
  $88.5 million in sustaining capital expenditures related to the Meadowbank mine;

  •
  $74.8 million in sustaining capital expenditures related to the LaRonde mine;

  •
  $52.0 million in capital expenditures related to construction and development of the Meliadine project;

  •
  $51.9 million in sustaining capital expenditures related to the Kittila mine;

  •
  $44.5 million in capitalized drilling expenditures;

  •
  $42.9 million in capital expenditures related to the Pinos Altos mine;

2011 ANNUAL REPORT            101

  •
  $10.2 million in sustaining capital expenditures related to the Lapa mine; and

  •
  $3.5 million in capital expenditures related to construction and development at the La India project.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 12, 2012 were exercised:

Common shares outstanding at March 12, 2012	170,928,545

Employee stock options	11,657,901

Warrants	8,600,000

191,186,446

Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to trade receivables, inventories, deferred tax assets and liabilities, mining properties and asset retirement obligations. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

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

Agnico-Eagle records amortization on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achievement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of drilling and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

102            AGNICO-EAGLE MINES LIMITED

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

The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units' carrying amounts. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount, and any excess of the carrying amount of goodwill over the implied fair value is charged to earnings.

Revenue Recognition

Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally, all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

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

Reclamation Costs

On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. The Company has recorded adjustments for changes in estimates of the AROs at our operating mines in 2011. AROs arise from the acquisition, development, construction and operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of

2011 ANNUAL REPORT            103

mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor, whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows. In either case, any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense.

Environmental remediation liabilities are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal obligation to treat environmental contamination resulting from the acquisition, construction, or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with environmental remediation liabilities arising from past acts.

Other environmental remediation costs that are not AROs or environmental remediation liabilities as defined by ASC 410 – Asset Retirement and Environmental Obligations and 410-30 – Environmental Obligations, respectively, are expensed as incurred.

Deferred Tax Assets and Liabilities

Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, deferred income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

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

Financial Instruments

Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations of byproduct metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs as well. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

104            AGNICO-EAGLE MINES LIMITED

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of income (loss) or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Stock-Based Compensation

The Company's Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statement of income (loss) or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

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

Stripping Costs

Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine. Please refer to notes (ii) and (iii) of the "Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold by Mine" section for a discussion of stripping costs with regards to "cash costs".

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

Comprehensive Income

In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. In December 2011, updated guidance was issued to defer the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income until the Financial Accounting Standards Board (the "FASB") is able to reconsider those

2011 ANNUAL REPORT            105

paragraphs. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The update is effective for the Company's fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

Goodwill Impairment

In September 2011, ASC guidance was issued related to testing goodwill for impairment. Under the updated guidance, entities are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test per Topic 350. Previous guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, then the second step of the test would be performed to measure the amount of the impairment loss, if any. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The update is effective for the Company's fiscal year beginning January 1, 2012, with earlier application permitted. The Company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

In November 2011, ASC guidance was issued related to disclosures around offsetting financial instrument and derivative instrument assets and liabilities. Under the updated guidance, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statements of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The update is effective for the Company's fiscal year beginning January 1, 2013. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

International Financial Reporting Standards

Based on recent guidance from the Canadian Securities Administrators and the SEC, as a Canadian issuer and existing US GAAP filer, the Company will continue to be permitted to use US GAAP as its principal basis of accounting. The SEC has not yet committed to a timeline which would require the Company to adopt International Financial Reporting Standards ("IFRS"). A decision to voluntarily adopt IFRS has not been made.

An IFRS project group and a steering committee have been established by the Company and a high level project plan has been formulated. The implementation of IFRS would be done through three distinct phases:

  (i)
  diagnostics;

  (ii)
  detailed IFRS analysis and conversion; and

  (iii)
  implement IFRS in daily business.

The initial diagnostics phase has been completed, and the detailed IFRS analysis has commenced. A report has been prepared with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with IFRS. The key areas for the diagnostics work was to review the consolidated financial statements of the Company to obtain a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

106            AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

CONSOLIDATED FINANCIAL DATA

	Three months ended

	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	Total 2010

	(thousands of United States dollars, except where noted)

Operating margin

Revenues from mining operations	$237,583	$347,456	$398,478	$439,004	$1,422,521

Production costs	118,227	166,573	196,674	195,998	677,472

Operating margin	$119,356	$180,883	$201,804	$243,006	$745,049

Income contribution analysis

LaRonde mine	$45,388	$43,614	$48,722	$65,516	$203,240

Goldex mine	26,423	42,635	44,349	50,122	163,529

Kittila mine	11,470	16,625	26,838	17,467	72,400

Lapa mine	21,273	20,204	17,764	25,477	84,718

Pinos Altos mine	12,631	22,626	15,089	34,998	85,344

Meadowbank mine	2,171	35,179	49,042	49,426	135,818

Operating margin	119,356	180,883	201,804	243,006	745,049

Amortization	30,503	44,003	48,145	69,835	192,486

Corporate expenses	47,579	28,331	(9,818)	51,268	117,360

Income before tax	41,274	108,549	163,477	121,903	435,203

Income and mining taxes	18,942	8,189	42,016	33,940	103,087

Net income for the period	$22,332	$100,360	$121,461	$87,963	$332,116

Net income per share – basic	$0.14	$0.64	$0.73	$0.53	$2.05

Net income per share – diluted	$0.14	$0.63	$0.71	$0.51	$2.00

Cash flows

Operating cash flow	$74,491	$161,574	$156,829	$90,576	$483,470

Investing cash flow	$(119,329)	$(116,826)	$(163,798)	$(123,353)	$(523,306)

Financing cash flow	$(1,646)	$(10,422)	$531	$(10,408)	$(21,945)

Realized prices

Gold (per ounce)	$1,111	$1,222	$1,235	$1,387	$1,250

Silver (per ounce)	$17.87	$19.29	$20.53	$31.96	$22.56

Zinc (per tonne)	$2,235	$1,890	$2,151	$2,391	$2,165

Copper (per tonne)	$7,288	$6,581	$8,689	$10,311	$8,182

2011 ANNUAL REPORT            107

Payable production:(i)

Gold (ounces)

LaRonde mine	45,036	41,533	37,832	38,405	162,806

Goldex mine	42,269	48,334	50,672	43,111	184,386

Kittila mine	24,547	31,593	40,344	29,721	126,205

Lapa mine	31,553	28,927	27,687	29,289	117,456

Pinos Altos mine	26,228	29,665	35,248	39,289	130,431

Creston Mascota deposit at Pinos Altos	–	–	–	666	666

Meadowbank mine	18,599	77,676	93,395	75,990	265,659

	188,232	257,728	285,178	256,471	987,609

Silver (ounces in thousands)

LaRonde mine	875	860	1,080	766	3,581

Pinos Altos mine	222	248	290	427	1,185

Creston Mascota deposit at Pinos Altos	–	–	–	–	–

Meadowbank mine	2	12	18	14	46

	1,099	1,120	1,388	1,207	4,812

Zinc (LaRonde mine) (tonnes)	14,224	18,465	14,915	14,939	62,544

Copper (LaRonde mine) (tonnes)	1,052	1,056	1,181	935	4,224

Payable metal sold:

Gold (ounces)

LaRonde mine	45,240	41,666	36,979	39,896	163,781

Goldex mine	37,863	48,310	49,117	48,067	183,357

Kittila mine	30,674	28,588	41,655	28,722	129,639

Lapa mine	34,193	31,920	25,846	31,177	123,136

Pinos Altos mine	20,965	30,634	31,759	39,156	122,514

Meadowbank mine	7,103	70,182	93,495	79,849	250,629

	176,038	251,300	278,851	266,867	973,056

Note:

(i)
Payable production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

108            AGNICO-EAGLE MINES LIMITED

CONSOLIDATED FINANCIAL DATA

	Three months ended

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	Total 2011

	(thousands of United States dollars, except where noted)

Operating margin

Revenues from mining operations	$412,068	$433,691	$520,537	$455,503	$1,821,799

Production costs	198,567	212,754	237,190	227,567	876,078

Operating margin	213,501	220,937	283,347	227,936	945,721

Income contribution analysis

LaRonde mine	48,983	46,017	59,081	34,581	188,662

Goldex mine	40,333	46,739	48,974	24,677	160,723

Kittila mine	27,831	18,934	34,751	33,619	115,135

Lapa mine	19,178	27,737	28,286	23,736	98,937

Pinos Altos mine	47,259	52,568	65,777	67,111	232,715

Meadowbank mine	29,917	28,942	46,478	44,212	149,549

Operating margin	213,501	220,937	283,347	227,936	945,721

Amortization	61,929	59,235	67,104	73,513	261,781

Impairment Loss	–	–	–	907,681	907,681

Loss on Goldex	–	–	298,183	4,710	302,893

Corporate expenses	74,210	56,936	28,644	92,204	251,994

Income (loss) before tax	77,362	104,766	(110,584)	(850,172)	(778,628)

Income and mining taxes	32,098	35,941	(28,970)	(248,742)	(209,673)

Net income (loss) for the period	$45,264	$68,825	$(81,614)	$(601,430)	$(568,955)

Attributed to non-controlling interest	$–	$–	$–	$(60)	$(60)

Attributed to common shareholders	$45,264	$68,825	$(81,614)	$(601,370)	$(568,895)

Net income (loss) per share – basic	$0.27	$0.41	$(0.48)	$(3.53)	$(3.36)

Net income (loss) per share – diluted	$0.26	$0.40	$(0.48)	$(3.53)	$(3.36)

Cash flows

Operating cash flow	$171,043	$162,821	$197,570	$132,028	$663,462

Investing cash flow	$(89,956)	$(116,173)	$(247,772)	$(306,583)	$(760,484)

Financing cash flow	$(68,842)	$(22,180)	$29,106	$244,461	$182,545

2011 ANNUAL REPORT            109

Realized prices

Gold (per ounce)	$1,400	$1,530	$1,717	$1,640	$1,573

Silver (per ounce)	$36	$39	$37	$27	$34

Zinc (per tonne)	$2,509	$2,257	$2,166	$2,188	$1,892

Copper (per tonne)	$10,027	$8,565	$8,561	$8,510	$7,162

Payable production:(i)

Gold (ounces)

LaRonde mine	36,893	27,525	29,069	30,686	124,173

Goldex mine	38,500	41,998	40,224	14,756	135,478

Kittila mine	40,317	30,811	37,924	34,508	143,560

Lapa mine	26,914	28,552	27,881	23,721	107,068

Pinos Altos mine	48,001	51,066	52,739	52,574	204,380

Meadowbank mine	61,737	59,376	78,141	71,547	270,801

	252,362	239,328	265,978	227,792	985,460

Silver (ounces in thousands)

LaRonde mine	680	736	968	785	3,169

Pinos Altos mine	406	452	485	508	1,851

Meadowbank mine	13	13	16	18	60

	1,099	1,201	1,469	1,311	5,080

Zinc (LaRonde mine) (tonnes)	11,941	14,678	15,684	12,591	54,894

Copper (LaRonde mine) (tonnes)	817	666	731	1,002	3,216

Payable metal sold:

Gold (ounces)

LaRonde mine	37,459	28,589	26,729	31,342	124,119

Goldex mine	41,895	41,564	37,380	20,863	141,702

Kittila mine	40,698	29,794	36,745	37,769	145,006

Lapa mine	25,776	29,749	27,955	23,854	107,334

Pinos Altos mine	45,484	48,847	54,297	55,611	204,239

Meadowbank mine	61,928	58,767	74,416	78,579	273,690

	253,240	237,310	257,522	248,018	996,090

Note:

(i)
Payable production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

110            AGNICO-EAGLE MINES LIMITED

FIVE YEAR FINANCIAL AND OPERATING SUMMARY

FINANCIAL DATA

		2011		2010		2009		2008		2007

		(thousands of United States dollars, except where noted)

Revenues from mining operations		$1,821,799		$1,422,521		$613,762		$368,938		$432,205

Interest, sundry income and gain on available-for-sale securities		(5,167)		94,879		26,314		(37,465)		29,230

		1,816,632		1,517,400		640,076		331,473		461,435

Costs and expenses		2,595,260		1,082,197		532,038		235,482		302,157

Income (loss) before income taxes		(778,628)		435,203		108,038		95,991		159,278

Income and mining taxes		(209,673)		103,087		21,500		22,824		19,933

Net income (loss)		$(568,955)		$332,116		$86,538		$73,167		$139,345

Attributed to non-controlling interest		$(60)		$–		$–		$–		$–

Attributed to common shareholders		$(568,895)		$332,116		$86,538		$73,167		$139,345

Net income (loss) per share – basic		$(3.36)		$2.05		$0.55		$0.51		$1.05

Net income (loss) per share – diluted		$(3.36)		$2.00		$0.55		$0.50		$1.04

Operating cash flow		$663,462		$483,470		$115,106		$121,175		$246,329

Investing cash flow		$(760,484)		$(523,306)		$(587,611)		$(917,549)		$(373,099)

Financing cash flow		$182,545		$(21,945)		$559,818		$558,072		$126,508

Dividends declared per share		$–		$0.64		$0.18		$0.18		$0.18

Capital expenditures		$482,831		$511,641		$657,175		$908,853		$523,793

Average gold price per ounce realized		$1,573		$1,250		$1,024		$879		$748

Average exchange rate – C$ per $	C$	0.9893	C$	1.0301	C$	1.1415	C$	1.0669	C$	1.0738

Weighted average number of common shares outstanding (in thousands)		169,353		162,343		155,942		144,741		132,768

Working capital (including undrawn credit lines)		$1,472,300		$1,491,471		$598,581		$508,335		$751,587

Total assets		$5,026,564		$5,500,351		$4,427,357		$3,378,824		$2,735,498

Long-term debt		$920,095		$650,000		$715,000		$200,000		$–

Shareholders' equity		$3,215,163		$3,665,450		$2,751,761		$2,517,756		$2,058,934

2011 ANNUAL REPORT            111

Operating Summary

LaRonde mine

Revenues from mining operations		$398,609		$392,386		$352,221		$330,652		$432,205

Production costs		209,947		189,146		164,221		166,496		166,104

Gross profit (exclusive of amortization shown below)		$188,662		$203,240		$188,000		$164,156		$266,101

Amortization		31,089		30,404		28,392		28,285		27,757

Gross profit		$157,573		$172,836		$159,608		$135,871		$238,344

Tonnes of ore milled		2,406,342		2,592,252		2,545,831		2,638,691		2,673,463

Gold – grams per tonne		2		2		3		3		3

Gold production – ounces		124,173		162,806		203,494		216,208		230,992

Silver production – ounces (in thousands)		3,169		3,581		3,919		4,079		4,920

Zinc production – tonnes		54,894		62,544		56,186		65,755		71,577

Copper production – tonnes		3,216		4,224		6,671		6,922		7,482

Total cash costs (per ounce):

Production costs		$1,691		$1,162		$807		$770		$719

Less:

Net byproduct revenues		(1,562)		(1,180)		(699)		(658)		(1,082)

Inventory adjustments		(19)		19		1		–		4

Accretion expense and other		(33)		(8)		(6)		(6)		(6)

Total cash costs (per ounce)(i)		$77		$(7)		$103		$106		$(365)

Minesite costs per tonne(i)	C$	84	C$	75	C$	72	C$	67	C$	66

Note:

(i)
Total cash costs per ounce and minesite costs per tonne are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "– Results of Operations – Production Costs" above.

112            AGNICO-EAGLE MINES LIMITED

		2011		2010		2009		2008		2007

Goldex mine

Revenues from mining operations		$217,662		$225,090		$142,493		$38,286		$–

Production costs		56,939		61,561		54,342		20,366		–

Operating margin		$160,723		$163,529		$88,151		$17,920		$–

Amortization		16,910		21,428		21,716		7,250		–

Gross profit		$143,813		$142,101		$66,435		$10,670		$–

Tonnes of ore milled		2,476,515		2,781,564		2,614,645		1,118,543		–

Gold – grams per tonne		1.79		2.21		1.98		1.86		–

Gold production – ounces		135,478		184,386		148,849		57,436		–

Total cash costs (per ounce):

Production costs		$420		$333		$365		$430		$–

Less:

Net byproduct revenues		3		4

Inventory adjustments		(21)		(1)		3		(9)		–

Accretion expense and other		(1)		(1)		(1)		(2)		–

Total cash costs (per ounce)(i)		$401		$335		$367		$419		$–

Minesite costs per tonne(i)	C$	21	C$	22	C$	23	C$	27	C$	–

Lapa mine

Revenues from mining operations		$167,536		$150,917		$43,409		$–		$–

Production costs		68,599		66,199		33,472		–		–

Operating margin		$98,937		$84,718		$9,937		$–		$–

Amortization		37,954		31,986		9,906		–		–

Gross profit		$60,983		$52,732		$31		$–		$–

Tonnes of ore milled		620,712		551,739		299,430		–		–

Gold – grams per tonne		6.62		8.26		7.29		–		–

Gold production – ounces		107,068		117,456		52,602		–		–

Total cash costs (per ounce):

Production costs		$641		$564		$636		$–		$–

Less:

Net byproduct revenues		6		5		–		–		–

Inventory adjustments		6		(40)		115		–		–

Accretion expense and other		(3)		–		–		–		–

Total cash costs (per ounce)(i)		$650		$529		$751		$–		$–

Minesite costs per tonne(i)	C$	110	C$	114	C$	140	C$	–	C$	–

Note:

(i)
Total cash costs per ounce and minesite costs per tonne are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "– Results of Operations – Production Costs" above.

2011 ANNUAL REPORT            113

	2011	2010	2009	2008	2007

Kittila mine

Revenues from mining operations	$225,612	$160,140	$61,457	$–	$–

Production costs	110,477	87,740	42,464	–	–

Operating margin	$115,135	$72,400	$18,993	$–	$–

Amortization	26,574	31,488	10,909	–	–

Gross profit	$88,561	$40,912	$8,084	$–	$–

Tonnes of ore milled	1,030,764	960,365	563,238	–	–

Gold – grams per tonne	5.11	5.41	5.02	–	–

Gold production – ounces	143,560	126,205	71,838	–	–

Total cash costs (per ounce):

Production costs	$770	$695	$648	$–	$–

Less:

Net byproduct revenues	1	2	–	–	–

Inventory adjustments	(10)	(38)	24	–	–

Accretion expense and other	(1)	(2)	(4)	–	–

Stripping costs (capitalized vs expensed)	(21)	–	–	–	–

Total cash costs (per ounce)(i)	$739	$657	$668	$–	$–

Minesite costs per tonne(i)	€75	€66	€54	€–	€–

Pinos Altos mine

Revenues from mining operations	$378,329	$175,637	$14,182	$–	$–

Production costs	145,614	90,293	11,819	–	–

Operating margin	$232,715	$85,344	$2,363	$–	$–

Amortization	36,989	21,577	1,524	–	–

Gross profit	$195,726	$63,767	$839	$–	$–

Tonnes of ore milled	4,509,407	2,318,266	227,394	–	–

Gold – grams per tonne	1.80	1.95	1.08	–	–

Gold production – ounces	204,380	130,431	16,189	–	–

Total cash costs (per ounce):

Production costs	$712	$692	$1,227	$–	$–

Less:

Net byproduct revenues	(297)	(192)	(65)	–	–

Inventory adjustments	9	22	(556)	–	–

Accretion expense and other	(6)	(6)	(10)	–	–

Stripping Costs (capitalized vs. expensed)	(119)	(91)	–	–	–

Total cash costs (per ounce)(i)	$299	$425	$596	$–	$–

Minesite costs per tonne(i)	$27	$35	$28	$–	$–

Note:

(i)
Total cash costs per ounce and minesite costs per tonne are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "– Results of Operations – Production Costs" above.

114            AGNICO-EAGLE MINES LIMITED

		2011		2010		2009		2008		2007

Meadowbank mine

Revenues from mining operations		$434,051		$318,351		$–		$–		$–

Production costs		284,502		182,533		–		–		–

Operating margin		$149,549		$135,818		$–		$–		$–

Amortization		112,624		55,604		–		–		–

Gross profit		$36,925		$80,214		$–		$–		$–

Tonnes of ore milled		2,977,722		2,000,792		–		–		–

Gold – grams per tonne		3.02		4.34		–		–		–

Gold production – ounces		270,801		265,659		–		–		–

Total cash costs (per ounce):

Production costs		$1,051		$690		$–		$–		$–

Less:

Net byproduct revenues		(2)		(2)		–		–		–

Inventory adjustments		(6)		26		–		–		–

Accretion expense and other		(7)		(5)		–		–		–

Stripping Costs (capitalized vs. expensed)		(36)		(16)		–		–		–

Total cash costs (per ounce)(i)		$1,000		$693		$–		$–		$–

Minesite costs per tonne(i)	C$	91	C$	95	C$	–	C$	–	C$	–

Note:

(i)
Total cash costs per ounce and minesite costs per tonne are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "– Results of Operations – Production Costs" above.

2011 ANNUAL REPORT            115

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The articles of Agnico-Eagle provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of Agnico-Eagle approved at the annual and special meeting of Agnico-Eagle held on June 27, 1996, the shareholders authorized the Board to determine the number of directors within that minimum and maximum. The number of directors to be elected is thirteen as determined by the Board by resolution passed on February 15, 2012.

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

The following is a brief biography of each of Agnico-Eagle's directors:

Dr. Leanne M. Baker, 59, of Sebastopol, California, is an independent director of Agnico-Eagle. Dr. Baker is the President and Chief Executive Officer and a director of Sutter Gold Mining Inc. ("Sutter"), a gold company that is developing its Lincoln Project in California's Mother Load. Sutter's shares trade on the TSX Venture Exchange and the OTCQX. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of Reunion Gold Corporation (a mining exploration company traded on the TSX Venture Exchange), McEwen Mining Inc. and Kimber Resources Inc. (mining exploration companies traded on the NYSE Arca and the TSX). Area of expertise: Corporate Finance and Mineral Economics.

Douglas R. Beaumont, P.Eng., 79, of Mississauga, Ontario, is an independent director of Agnico-Eagle. Mr. Beaumont, now retired, was most recently Senior Vice-President, Process Technology of SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997. Area of expertise: Mining and Metallurgy.

Sean Boyd, CA, 53, of Toronto, Ontario, is the Vice-Chairman, President and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice-Chairman, President and Chief Executive Officer in February 2012, Mr. Boyd served as Vice-Chairman and Chief Executive Officer from 2005 to 2012 and as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998. Area of expertise: Executive Management, Finance.

Martine A. Celej, 46, of Toronto, Ontario, is an independent director of Agnico-Eagle. Ms Celej is currently the Vice-President, Investment Advisor with RBC Dominion Securities and has been in the investment industry since 1989. She is a graduate of Victoria College at the University of Toronto (B.A. (Honours)). Ms Celej became a director of Agnico-Eagle on February 14, 2011. Area of expertise: Investment Management.

Clifford J. Davis, 69, of Kemble, Ontario, is an independent director of Agnico-Eagle. Mr. Davis is a mining industry veteran and formerly a member of the senior management teams of New Gold Inc., Gabriel Resources Ltd. and TVX Gold Inc. Mr. Davis is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc., Mining Engineering). Mr. Davis has been a director of Agnico-Eagle since June 17, 2008 and is also a director and member of the Compensation Committee, Nominating and Corporate Governance Committee and Audit Committee of Zenyatta Ventures Ltd. Area of expertise: Mining.

Robert J. Gemmell, 55, of Toronto, Ontario, is an independent director of Agnico-Eagle. Now retired, Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B) and the Schulich School of Business (M.B.A.). Mr. Gemmell became a director of Agnico-Eagle on January 1, 2011. Area of expertise: Corporate Finance and Business Strategy.

Bernard Kraft, CA, 81, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Kraft is a retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is

116            AGNICO-EAGLE MINES LIMITED

also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992, and is also a director and a member of the Audit Committee, Governance Committee and Health, Safety and Environment Committee of St. Andrews Goldfields Limited and a director and a member of the Audit Committee of Harte Gold Corp. Area of expertise: Audit and Accounting.

Mel Leiderman, CA, TEP, ICD.D, 59, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton LLP, Chartered Accountants. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D). He has been a director of Agnico-Eagle since January 1, 2003 and is also a director and a member of the Audit Committee and Corporate Governance and Compensation Committee of Colossus Minerals Inc. Area of expertise: Audit and Accounting.

James D. Nasso, ICD.D, 78, of Toronto, Ontario, is Chairman of the Board of Directors and an independent director of Agnico-Eagle. Mr. Nasso is now retired and is a graduate of St. Francis Xavier University (B.Comm.) and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Area of expertise: Management and Business Strategy.

Dr. Sean Riley, 58, of Antigonish, Nova Scotia, is an independent director of Agnico-Eagle. Dr. Riley has served as President of St. Francis Xavier University since 1996. Prior to 1996, his career was in finance and management, first in corporate banking and later in manufacturing. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations)). Dr. Riley became a director of Agnico-Eagle on January 1, 2011. Area of Expertise: Management and Business Strategy.

J. Merfyn Roberts, CA, 61, of London, England, is an independent director of Agnico-Eagle. Mr. Roberts has been a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales. He has been a director of Agnico-Eagle since June 17, 2008, and is also a director and a member of the Audit Committee and Compensation and Corporate Governance Committee of Eastern Platinum Limited, a director and a member of the Remuneration Committee and Audit Committee of Rambler Metals and Mining plc, a director of Mena Hydrocarbons Inc. and a director of Blackheath Resources Inc. Area of expertise: Investment Management.

Howard R. Stockford, P.Eng., 70, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Stockford is a retired mining executive with 50 years of experience in the industry. Most recently he was Executive Vice-President of Aur Resources Inc. ("Aur") and a director of Aur from 1984 until August 2007, when it was taken over by Teck Cominco Limited. Mr. Stockford has previously served as President of the Canadian Institute of Mining, Metallurgy and Petroleum and is a member of the Association of Professional Engineers of Ontario, the Prospectors and Developers Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University, U.K. (B.Sc., Mining Geology). Mr. Stockford has been a director of Agnico-Eagle since May 6, 2005, and is also a director, a member of the Audit Committee, the Corporate Governance Committee and the Technical Committee of Victory Nickel Inc. Area of expertise: Executive Management, Mining.

Pertti Voutilainen, M.Sc., M.Eng., 70, of Espoo, Finland, is an independent director of Agnico-Eagle. Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was the Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M.Eng.). He has been a director of Agnico-Eagle since December 13, 2005. Area of expertise: Mining and Finance.

The following is a brief biography of each of Agnico-Eagle's senior officers:

Ammar Al-Joundi, 48, of Toronto, Ontario, is Senior Vice-President, Finance and Chief Financial Officer of Agnico-Eagle. Mr. Al-Joundi joined Agnico-Eagle as Senior Vice-President, Chief Financial Officer in 2010. Prior to joining Agnico-Eagle, Mr. Al-Joundi spent 11 years at Barrick in various senior financial roles including Senior Vice-President of Finance, Senior Vice-President of Business Strategy and Capital Allocation and two years as Executive Director and CFO of Barrick South America. Prior to that, Mr. Al-Joundi spent eight years as an investment banker with Citibank Canada. Mr. Al-Joundi is a

2011 ANNUAL REPORT            117

graduate of the Ivey Business School (M.B.A.) at the University of Western Ontario and is a graduate of the University of Toronto (B.Eng., Mechanical Engineering).

Donald G. Allan, 56, of Toronto, Ontario, is Senior Vice-President, Corporate Development of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Allan had been Vice-President, Corporate Development since May 6, 2002. Prior to that, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B.Comm.). Mr. Allan is also qualified as a Chartered Accountant.

Alain Blackburn, P.Eng., 55, of Oakville, Ontario, is Senior Vice-President, Exploration of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Blackburn had been Vice-President, Exploration since October 1, 2002. Prior to that, Mr. Blackburn served as Agnico-Eagle's Manager, Corporate Development from January 1999 and Exploration Manager from September 1996 to January 1999. Mr. Blackburn joined Agnico-Eagle in 1988 as Chief Geologist at the LaRonde mine. Mr. Blackburn is a graduate of Université du Quebec de Chicoutimi (P.Eng.) and Université du Quebec en Abitibi-Temiscamingue (M.Sc.).

Louise Grondin, Ing. P.Eng., 58, of Toronto, Ontario, is Senior Vice-President, Environment and Sustainable Development of Agnico-Eagle, a position she has held since January 1, 2011. Prior to that, Ms. Grondin was Vice President, Environment and Sustainable Development and before that she was the Regional Environmental Manager and Environmental Manager, LaRonde Division. Prior to her employment with Agnico-Eagle, Ms. Grondin worked for Billiton Canada Ltd. as Manager Environment, Human Resources and Safety. Ms. Grondin is a graduate of the University of Ottawa (B.Sc.) and McGill University (M.Sc.).

Tim Haldane, P.Eng., 55, of Tucson, Arizona, is Senior Vice-President, Latin America of Agnico-Eagle. Prior to joining Agnico-Eagle in May 2006, he was Vice President, Development for Glamis Gold Inc. where he participated in numerous acquisition and development activities in North America and Central America. Mr. Haldane is a graduate of the Montana School of Mines and Technology (B.S. Metallurgical Engineering) and has 30 years of experience in the precious metals and base metals industries.

R. Gregory Laing, B.A., LL.B., 53, of Oakville, Ontario, is General Counsel, Senior Vice-President, Legal and Corporate Secretary of Agnico-Eagle, a position he has held since December 14, 2006, prior to which, Mr. Laing had been General Counsel, Vice-President, Legal and Corporate Secretary since September 19, 2005. Prior to that, he was Vice President, Legal of Goldcorp Inc. from October 2003 to June 2005 and General Counsel, Vice President, Legal and Corporate Secretary of TVX Gold Inc. from October 1995 to January 2003. He worked as a corporate securities lawyer for two prominent Toronto law firms prior to that. Mr. Laing is a director of Andina Minerals Inc. (a mining exploration company), a TSX Venture Exchange listed company and Hy Lake Gold Inc. (a mining exploration company), traded on the Canadian National Stock Exchange. Mr. Laing is a graduate of the University of Windsor (LL.B.) and Queen's University (B.A.).

Marc H. Legault, P.Eng, 52, of Mississauga, Ontario, is Senior Vice-President, Project Evaluations of Agnico-Eagle, a position he has held since February 2012. Prior to that, he was Vice-President, Project Development since 2007. Mr. Legault has been with Agnico-Eagle since 1988, when he was hired as an exploration geologist in Val d'Or, Quebec. Since then, he has taken on successively increasing responsibilities in the Company's exploration, mine geology and project evaluation activities. Mr. Legault is a graduate of Carleton University (M.Sc. in geology in 1985) and Queen's University at Kingston (B.Sc.H. in Geological Engineering in 1982). Marc is a registered Professional Engineer. He is also a director of Golden Goliath Resources Ltd., a mining exploration company that trades on the TSX Venture Exchange.

Jean-Luk Pellerin, 55, of Toronto, Ontario, is Senior Vice-President, Human Resources. Mr. Pellerin joined Agnico-Eagle in January 2012. Prior to that, he spent four years at Transat A.T. Inc. as Senior Vice-President, Human Resources and Chief Talent Officer. Before Transat, Mr. Pellerin spent six years in consulting at the helm of his own firm and as National Partner with Mercer Consulting. Prior to that, he held senior management and executive positions at Bombardier Inc., Domtar Corporation and General Electric. Mr. Pellerin has also taught in the MBA program at the H.E.C. Montreal in the Master's program in Organizational Development, as well as at American University and at the McGill International Executive Institute. Mr. Pellerin is a graduate of the University of Laval in Industrial Relations.

Daniel Racine, Ing., P.Eng., 49, of Oakville, Ontario, is Senior Vice-President, Mining of Agnico-Eagle, a position he has held since June 2008. Prior to his appointment, he served Agnico-Eagle in various capacities for 22 years, including Vice-President, Operations, Operations Manager, LaRonde mine Manager, Underground Superintendent and Mine Captain. Prior to joining Agnico-Eagle, Mr. Racine worked as a mining engineer for several mining companies. Mr. Racine graduated as a mining engineer from Laval University (B.Sc.) in December 1986.

118            AGNICO-EAGLE MINES LIMITED

Jean Robitaille, 49, of Oakville, Ontario, is Senior Vice-President, Technical Services and Project Development of Agnico-Eagle, a position he has held since June 2008. Prior to his appointment, he served Agnico-Eagle in various capacities for more than 22 years, most recently as Vice-President, Metallurgy & Marketing, General Manager, Metallurgy & Marketing and Mill Superintendent and Project Manager for the expansion of the LaRonde mill. Prior to joining Agnico-Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a mining graduate of the College de l'Abitibi-Témiscamingue with a specialty in mineral processing.

David Smith, P.Eng., 48, of Toronto, Ontario, is Senior Vice-President, Strategic Planning and Investor Relations of Agnico-Eagle, a position he has held since January 1, 2011. Prior to that he was Vice-President, Investor Relations. He started work in investor relations at Agnico-Eagle in February 2005. Prior to that, he was a mining analyst at Dominion Bond Rating Service for more than five years. Mr. Smith's professional experience also includes a variety of engineering positions in the mining industry, both in Canada and abroad. He is a graduate of Queen's University (B.Sc.) and the University of Arizona (M.Sc.). Mr. Smith is also a Professional Engineer.

Yvon Sylvestre, 50, of Mississauga, Ontario, is Senior Vice-President, Operations, a position he has held since February 2012. Prior to that, he was Vice-President, Construction; Mine General Manager at the Goldex division of Agnico-Eagle and, previously, Mill Superintendent at the LaRonde division. Mr. Sylvestre is a Metallurgical Engineering Technology graduate from Cambrian College in Sudbury. Following graduation, he served as Mettallurgist and Mill Superintendent at the Joutel division of Agnico-Eagle and also held the position of Mill Superintendent at the Trollus division of Inmet Mining Corporation.

There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer was selected to serve, nor are there any family relationships between any such persons.

Compensation of Executive Officers

The senior officers of Agnico-Eagle are:

  •
  Sean Boyd, Vice-Chairman, President and Chief Executive Officer

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

  •
  Tim Haldane, Senior Vice-President, Latin America

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Marc Legault, Senior Vice-President, Project Evaluations

  •
  Jean-Luk Pellerin, Senior Vice-President, Human Resources

  •
  Daniel Racine, Senior Vice-President, Mining

  •
  Jean Robitaille, Senior Vice-President, Technical Services and Project Development

  •
  David Smith, Senior Vice-President, Strategic Planning and Investor Relations

  •
  Yvon Sylvestre, Senior Vice-President, Operations

2011 ANNUAL REPORT            119

The following Summary Compensation Table sets out compensation during the three fiscal year ended December 31, 2011 for the Vice-Chairman, President and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers (the "Named Executive Officers") of Agnico-Eagle measured by total compensation earned during the fiscal years ended December 31, 2011, 2010 and 2009.

Summary Compensation Table – Agnico-Eagle Mines Limited

						Non-Equity Incentive Plan Compensation(1)

Name and Principal Position	Year	Salary	Share- based Awards(2)	Option- based Awards(3)		Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(4)	Total Compensation(5)

		(C$)	(C$)	(C$)		(C$)	(C$)	(C$)	(C$)	(C$)

Sean Boyd	2011	1,260,000	52,000	4,120,800		1,197,000	n/a	257,642	95,005	6,982,447
Vice-Chairman and	2010	1,200,000	46,250	4,893,000		1,656,000	n/a	290,182	19,200	8,104,632
Chief Executive Officer	2009	925,000	39,000	6,147,500		1,175,000	n/a	1,025,107	21,264	9,332,871

Eberhard Scherkus	2011	800,000	38,750	2,403,800		656,000	n/a	172,669	100,707	4,171,926
President and	2010	775,000	33,000	2,854,250		775,000	n/a	132,035	19,200	4,588,485
Chief Operating Officer	2009	660,000	33,000	4,303,250		596,000	n/a	410,055	21,944	6,024,249

Ammar Al-Joundi	2011	490,000	23,750	1,030,200		457,000	n/a	119,080	56,202	2,154,832
Senior Vice-President,	2010	151,635	7,308	1,615,500	[6]	322,000	n/a	nil	5,908	2,102,351
Finance and
Chief Financial Officer

Alain Blackburn	2011	438,000	15,600	1,030,200		335,000	n/a	92,980	55,092	1,966,872
Senior Vice-President,	2010	425,000	15,600	1,631,000		344,000	n/a	92,900	19,200	2,527,700
Exploration	2009	340,000	15,600	2,459,000		260,000	n/a	68,000	23,444	3,166,044

Donald G. Allan	2011	420,000	16,900	1,030,200		378,000	n/a	96,730	57,216	1,999,046
Senior Vice-President,	2010	400,000	13,000	1,223,250		276,000	n/a	78,950	19,700	2,010,900
Corporate Development	2009	340,000	14,300	1,844,250		175,000	n/a	55,250	19,700	2,448,500

(1)
All amounts earned on non-equity incentive plan compensation were paid during the financial year.

(2)
This represents the Company's contribution to shares purchased by the Named Executive Officers pursuant to the Employee Share Purchase Plan.

(3)
The value of option-based awards, being C$17.17 (2010 – C$16.31; 2009 – C$24.59) per Option, was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. All options were granted at an exercise price of C$76.60 (2010 – C$56.92; 2009 – C$62.77), which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was 1.96% (2010 – 1.87%; 2009 – 1.3%); (ii) current time to expiration of the option which was assumed to be 2.5 years; (iii) the volatility for the common shares of the Company on the TSX, which was 34.63% (2010 – 44%; 2009 – 64%); and (iv) the dividend yield for the common shares of the Company, which was 0.88% (2010 – 0.43%; 2009 – 0.42%).

(4)
Consists of premiums paid for term life and health insurance, automobile allowances, education and fitness benefits and, beginning in 2011, extended health coverage and computer-related allowances for the Named Executive Officers.

(5)
The total compensation was paid in Canadian dollars. The Company reports its financial statements in United States dollars. On December 31, 2011 the Noon Buying Rate was C$1.00 equals US$1.0170.

(6)
Mr. Al-Joundi joined the Company as Senior Vice-President, Finance and Chief Financial Officer on September 1, 2010 and received a grant of options with a Black-Scholes value of C$14.46 on that date based an exercise price of C$69.44, a risk-free interest rate of 1.51%, a time to expiration of 5 years, a volatility of 31.4% and dividend yield of 0.24%.

Stock Option Plan

Under the Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees and consultants of the Company. The exercise price of options granted may be denominated in Canadian dollars or United States dollars, but generally may not be less than the closing market price for the common shares of the Company on the TSX or the NYSE, repectively, on the trading day prior to the date of grant. The maximum term of options granted under the Stock Option Plan is five years and the maximum number of options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the options granted in an option grant vest

120            AGNICO-EAGLE MINES LIMITED

upon the date they are granted with the remaining options vesting equally on the next three anniversaries of the option grant. The value of options granted to non-executive directors participating in the Stock Option Plan is limited to C$100,000 per year; however, in July 2011, the Board amended its director compensation program such that non-executive directors now receive restricted share units ("RSUs") instead of options. The number of common shares which may be reserved for issuance to any one person pursuant to options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements may not exceed 5% of the outstanding common shares. Additionally, the number of common shares which may be reserved for issuance to insiders of the Company pursuant to options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of outstanding common shares and the number of common shares issued to insiders of the Company pursuant to options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the outstanding common shares.

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

An option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of an eligible participant, a corporation controlled by such participant and of which all other shareholders are eligible assignees or a family trust of which such participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board and any stock exchange or other authority.

The Board may amend or revise the terms of the Stock Option Plan without the approval of shareholders as permitted by law and subject to any required approval by any stock exchange or other authority, including amendments of a "housekeeping" nature, amendments necessary to comply with applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan (provided such amendment does not entail an extension beyond the original expiry date), any amendment to the vesting provisions of the Stock Option Plan or any option, any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider (provided such amendment does not entail an extension beyond the original expiry date), the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any option holder under any option granted under the Stock Option Plan can be made without the consent of the option holder whose rights are being affected.

In addition, no amendments to the Stock Option Plan to increase the maximum number of common shares reserved for issuance, to reduce the exercise price for any option, to extend the term of an option held by an insider, to increase any limit on grants of options to insiders of the Company, to amend the designation of who is an eligible participant or eligible assignee, to change the participation limits in any given year for non-executive directors or to grant additional powers to the Board to amend the Stock Option Plan or entitlements can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed trading restrictions on directors and officers that fall within ten trading days of the expiry of an option, such option's expiry date shall be the tenth day following the termination of such restrictions. The Stock Option Plan does not expressly entitle participants to convert an option into a stock appreciation right.

Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate option exercises. During 2011, no loans, guarantees or other financial assistance were provided under the plan.

2011 ANNUAL REPORT            121

The number of common shares currently reserved for issuance under the Stock Option Plan is 12,221,186 common shares (comprised of 11,657,901 common shares relating to options issued but unexercised and 563,285 common shares relating to options available to be issued), being 7.1% of the Company's 170,928,545 common shares issued and outstanding as at March 12, 2012.

In 2011, officers exercised options to receive notional proceeds of, in aggregate, C$4,089,391 (7 people) (C$21,775,538 (17 people) in 2010; C$23,741,131 (17 people) in 2009). In 2011, the Company received proceeds from the exercise of options in the amount of $3,822,087 (C$76,129,773 in 2010; C$42,395,941 in 2009).

The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table – Value Vested or Earned During Fiscal Year 2011

Name	Option-Based Awards – Value Vested During the Year	Share-Based Awards – Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Earned During the Year

	(C$)	(C$)	(C$)

Sean Boyd	nil	n/a	1,197,000

Eberhard Scherkus	nil	n/a	656,000

Ammar Al-Joundi	nil	n/a	457,000

Alain Blackburn	nil	n/a	335,000

Donald G. Allan	nil	n/a	378,000

122            AGNICO-EAGLE MINES LIMITED

The following table sets out the outstanding option awards of the Named Executive Officers as at December 31, 2011.

Outstanding Incentive Plan Awards Table

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested	Market or Payout Value of Vested Share Based Awards not Paid Out or Distributed

	(#)	(C$)		(C$)	(#)	(C$)	(C$)

Sean Boyd	100,000	48.09	1/2/2012	nil	nil	nil	nil
	200,000	54.42	1/2/2013	nil
	250,000	62.77	1/2/2014	nil
	300,000	56.92	1/4/2015	nil
	240,000	76.60	1/4/2016	nil

Eberhard Scherkus	75,000	48.09	1/2/2012	nil	nil	nil	nil
	125,000	54.42	1/2/2013	nil
	175,000	62.77	1/2/2014	nil
	175,000	56.92	1/4/2015	nil
	140,000	76.60	1/4/2016	nil

Ammar Al-Joundi	75,000	69.44	9/1/2015	nil	nil	nil	nil
	60,000	76.60	1/4/2016	nil

Alain Blackburn	39,750	54.42	1/2/2013	nil	nil	nil	nil
	100,000	62.77	1/2/2014	nil
	100,000	56.92	1/4/2015	nil
	60,000	76.60	1/4/2016	nil

Donald G. Allan	30,000	48.09	1/2/2012	nil	nil	nil	nil
	60,000	54.42	1/2/2013	nil
	75,000	62.77	1/2/2014	nil
	75,000	56.92	1/4/2015	nil
	60,000	76.60	1/4/2016	nil

(1)
Based on a closing price of the Company's shares on the TSX of $37.05 on December 31, 2011. On December 31, 2011, the Noon Buying Rate was C$1.00 equals US$1.0170.

2011 ANNUAL REPORT            123

The following table shows, as at December 31, 2011, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans

Equity compensation plans approved by shareholders	8,959,051	C$62.88	3,262,135

Equity compensation plans not approved by shareholders	nil	nil	nil

Employee Share Purchase Plan

In 1997, the shareholders of Agnico-Eagle approved the Employee Share Purchase Plan to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. In 2009, the Employee Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Employee Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues common shares that have a market value equal to the total contributions (individual and Company) under the Employee Share Purchase Plan. In 2008, the shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to increase the number of shares available under such plan to 5,000,000 common shares. Of the 5,000,000 common shares approved, Agnico-Eagle has, as of March 12, 2012, reserved 2,150,088 common shares remaining for issuance under the Employee Share Purchase Plan.

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

124            AGNICO-EAGLE MINES LIMITED

to reaching the age of 55, such designated executive will receive, by way of lump sum payment, the total amount credited to his or her account.

The RCA Plans for Messrs. Boyd and Scherkus provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Company's Basic Plan. The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank. Messrs. Boyd and Scherkus may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement, with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans. With the departure of Mr Scherkus from the Company in March 2012, his pension plans, including his RCA Plan, were triggered.

The following table sets forth the benefits to Messrs. Boyd and Scherkus and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

Defined Benefit Plan Table

		Annual Benefits Accrued

Name	Number of Years of Service(1)	At Year End(1)	At age 60	Accrued Obligation at the Start of the Year	Compensatory Change	Non- Compensatory Change	Accrued Obligation at Year End

	(#)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)

Sean Boyd	26	759,643	955,064	6,230,164	257,642	1,421,450	7,909,256

Eberhard Scherkus	26	367,008	368,043	4,263,286	172,669	709,329	5,145,284

(1)
As at December 31, 2011

The following tables set forth summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2011.

Defined Contribution Plan Table – Basic Plan

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End

	(C$)	(C$)	(C$)	(C$)

Sean Boyd	397,580	22,970	(27,578)	392,972

Eberhard Scherkus	353,373	22,970	13,507	389,850

Ammar Al-Joundi	22,450	22,970	4,470	41,000

Alain Blackburn	287,608	22,970	(24,250)	286,328

Donald G. Allan	171,902	22,970	11,110	183,763

2011 ANNUAL REPORT            125

Defined Contribution Plan Table – Supplemental Plan

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End

	(C$)	(C$)	(C$)	(C$)

Sean Boyd(1)	nil	nil	nil	nil

Eberhard Scherkus(1)	nil	nil	nil	nil

Ammar Al-Joundi	nil	119,080	nil	119,080

Alain Blackburn	217,423	92,980	5,261	315,664

Donald G. Allan	187,690	96,730	4,452	288,962

(1)
Messrs. Boyd and Scherkus do not participate in the Supplemental Plan.

In 2011, the Company's management retained Mercer (Canada) Limited ("Mercer") to provide consulting services with respect to a market review of the total direct compensation levels for the Named Executive Officers relative to 11 gold and base metals companies in Agnico Eagle's peer group. Mercer was also retained to review Agnico Eagle's long-term incentive structure and to compare it with Agnico Eagle's mining peer group and best practices. In 2011, the Company paid a total of C$29,275 in fees to Mercer. The information provided by Mercer was used by the Compensation Committee and the Board in recommending and approving, respectively, the revised long-term incentive structure for Agnico Eagle's senior executives. In recommending these revisions to the compensation of the senior executives, the Compensation Committee also considered the PricewaterhouseCoopers LLP 2011 "Mining Industry Salary Survey – Corporate Report"

Employment Contracts/Termination Arrangements

Agnico-Eagle has employment agreements with all of its executive officers that provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the current base salary for each Named Executive Officer see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two and one-half times their annual base salary at the date of termination plus an amount equal to two and one-half times their annual bonus (averaged over the preceding two years but not including options) and a continuation of benefits for up to two and one-half years (or, at the election of the employee, the amount equal to the Company's cost in providing such benefits) or until the individual commences new employment. Certain events that would trigger a severance payment are:

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

  •
  any change in control of the Company.

If a severance payment triggering event had occurred on December 31, 2011, the severance payments that would be payable to each of the Named Executive Officers, other than Mr. Scherkus, would be approximately as follows: Mr. Boyd – C$6,953,763; Mr. Al-Joundi – C$2,339,256; Mr. Blackburn – C$2,081,482; and Mr. Allan – C$2,010,539.

126            AGNICO-EAGLE MINES LIMITED

Compensation of Directors and Other Information

Mr. Boyd, who is a director and the Vice-Chairman, President and Chief Executive Officer of the Company, does not receive any remuneration for his services as director of the Company. In addition, Mr. Scherkus, who was a director and the President and Chief Operating Officer of the Company (until February 2012), did not receive any remuneration for his services as a director of the Company in 2011.

Effective as of July 1, 2011, director compensation was amended to more closely align the equity component of director compensation with shareholder interests by discontinuing the former practice of granting options to non-executive directors and replacing such Option grants with grants of RSUs. As RSUs are effectively shares, the equity value of director compensation will now correspond directly with share price movements, thereby directly aligning director and shareholder interests.

The tables below set out the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) and attendance fees paid to the other directors during the year ended December 31, 2011. Directors do not receive meeting attendance fees.

Compensation during the period between January 1, 2011 and June 30, 2011(1)

Annual Board retainer (base)	C$115,000

Additional Annual retainer for Chairman of the Board	C$125,000

Additional Annual retainer for Chairman of the Audit Committee	C$25,000

Additional Annual retainer for Chairpersons of other Board Committees	C$10,000

(1)
The annualized retainers set out above were prorated for a period of six months during which these retainers were in effect.
Compensation during the period between June 30, 2011(1) and December 31, 2011

Annual Board retainer (base)	C$120,000

Additional Annual retainer for Chairman of the Board	C$120,000

Additional Annual retainer for Chairman of the Audit Committee	C$25,000

Additional Annual retainer for Chairs of other Board Committees	C$10,000

(1)
The annualized retainers set out above were prorated for a period of six months during which these retainers were in effect.

In addition, each non-executive director received a grant of options in January 2011 (February 2011 for Ms Celej, who joined the Board on February 14, 2011) having a value per director of not greater than C$100,000.

Beginning in 2012, each director will receive an annual grant of 3,000 RSUs (Chairman of the Board – 4,000 RSUs). If a director meets the minimum share ownership requirement (as described under "Director Shareholding Guidelines" below), he or she can elect to receive cash in lieu of a portion of the RSUs to be granted, subject to receipt of a minimum grant of 1,000 RSUs. No RSUs were granted to non-executive directors in 2011.

2011 ANNUAL REPORT            127

Director Shareholding Guidelines

To align the interests of directors with those of shareholders, directors, other than Mr. Boyd, are required to own a minimum of 10,000 Agnico-Eagle common shares and/or RSUs. Directors have a period of the later of: (i) two years from the date of adoption of this policy (August 24, 2011) or (ii) five years from the date of joining the Board, to achieve this ownership level through open market purchases of common shares, grants of RSUs or the exercise of options held.

As of March 12, 2012, all of the directors have achieved the minimum share ownership requirement, other than Dr. Riley who has until January 1, 2016 and Ms Celej who has until February 14, 2016 (five years from the time each became a director) and Dr. Baker, Mr. Davis, Mr. Leiderman, Mr. Roberts and Mr. Stockford, who have until August 24, 2013 (two years from the date of adoption of this policy), to achieve the minimum share ownership requirement.

The table below sets out the number and the value of common shares and RSUs held by each director of the Company; all directors have increased their total shareholding (common shares and RSUs) in the Company since the last Management Proxy Circular.

	Aggregate common shares and RSUs owned by director and aggregate value thereof as of March 12, 2012

Name	Aggregate Number of Common Shares	Aggregate Value of Common Shares(1)	Aggregate Number of RSUs	Aggregate Value of RSUs(1)	Deadline to meet Guideline

	(#)	(C$)	(#)	(C$)

Leanne M. Baker	5,500	192,610	3,000	105,060	August 24, 2013

Douglas R. Beaumont	17,960	628,959	1,000	35,020	Meets Guideline

Sean Boyd	116,812	4,090,756	24,660	863,593	n/a

Martine A. Celej	2,000	70,040	3,000	105,060	February 14, 2016

Clifford J. Davis	6,000	210,120	3,000	105,060	August 24, 2013

Robert J. Gemmell	10,000	350,200	3,000	105,060	Meets Guideline

Bernard Kraft	12,657	443,248	1,000	35,020	Meets Guideline

Mel Leiderman	6,000	210,120	3,000	105,060	August 24, 2013

James D. Nasso	18,289	640,480	4,000	140,080	Meets Guideline

Sean Riley	2,000	70,040	3,000	105,060	January 1, 2016

John Merfyn Roberts	6,000	210,120	3,000	105,060	August 24, 2013

Howard R. Stockford	6,068	212,250	3,000	105,060	August 24, 2013

Pertti Voutilainen	21,000	735,420	1,000	35,050	Meets Guideline

(1)
The valuation is based on C$35.02, being the closing price of the Company's shares on the TSX on March 12, 2012.

128            AGNICO-EAGLE MINES LIMITED

The following table sets out the compensation provided to the members of the Board of Directors, other than Messrs. Boyd and Scherkus, for the Company's most recently completed financial year.

Director Compensation Table

Name	Fees Earned	Share- Based Awards	Option-Based Awards(1)(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(3)

	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)

Leanne M. Baker	138,750	n/a	99,998	n/a	n/a	n/a	238,748

Douglas R. Beaumont	120,000	n/a	99,998	n/a	n/a	n/a	219,998

Martine A.Celej	117,500	n/a	99,991	n/a	n/a	n/a	217,491

Clifford J. Davis	125,000	n/a	99,998	n/a	n/a	n/a	224,998

Robert Gemmell	125,000	n/a	99,998	n/a	n/a	n/a	224,998

Bernard Kraft	117,500	n/a	99,998	n/a	n/a	n/a	217,498

Mel Leiderman	123,500	n/a	99,998	n/a	n/a	n/a	223,498

James D. Nasso	240,000	n/a	99,998	n/a	n/a	n/a	339,998

John Merfyn Roberts	125,000	n/a	99,998	n/a	n/a	n/a	224,998

Sean Riley	117,500	n/a	99,998	n/a	n/a	n/a	217,498

Howard R. Stockford	120,000	n/a	99,998	n/a	n/a	n/a	219,998

Pertti Voutilainen	117,500	n/a	99,998	n/a	n/a	n/a	217,498

(1)
For a discussion of the key assumptions underlying the value of the option-based awards, other than for Ms Celej, see Note 1 to the "Summary Compensation Table". For the option grant for Ms Celej, the value of the option-based award, being C$21.18, was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. The options for Ms Celej were granted at an exercise price of C$70.28, which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was 2.97%; (ii) current time to expiration of the Option which was assumed to be 2.5 years; (iii) the volatility for the common shares of the Company on the TSX, which was 31.27%; and (iv) the dividend yield for the common shares of the Company, which was 0.98%.

(2)
Option-based awards given to non-executive directors are limited to the lesser of: (a) 1% of the outstanding common shares at any given point in time; and (b) an annual equity award value of C$100,000.

(3)
Set out in Canadian dollars. On December 31, 2011 the Noon Buying Rate was C$1.00 equals US$1.0170.

2011 ANNUAL REPORT            129

The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Messrs. Boyd and Scherkus.

Incentive Plan Awards Table – Value Vested During Fiscal Year 2011

Name	Options-Based Awards – Value Vested During the Year	Share-Based Awards – Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Earned During the Year

	(C$)	(C$)	(C$)

Leanne M. Baker	nil	n/a	n/a

Douglas R. Beaumont	nil	n/a	n/a

Martine A. Celej	nil	n/a	n/a

Clifford J. Davis	6,822	n/a	n/a

Robert Gemmell	nil	n/a	n/a

Bernard Kraft	nil	n/a	n/a

Mel Leiderman	nil	n/a	n/a

James D. Nasso	nil	n/a	n/a

Sean Riley	nil	n/a	n/a

John Merfyn Roberts	6,822	n/a	n/a

Howard R. Stockford	nil	n/a	n/a

Pertti Voutilainen	nil	n/a	n/a

130            AGNICO-EAGLE MINES LIMITED

The following table sets out the outstanding option awards of the directors of the Company, other than Messrs. Boyd and Scherkus, as at December 31, 2011.

Outstanding Incentive Plan Awards Table

	Option-Based Awards					Share-Based Awards

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested

	(#)	(C$)			(C$)	(#)	(C$)

Leanne M. Baker	35,000	54.63	(2)	1/2/2013	nil	nil	nil
	4,000	51.33	(2)	1/4/2014
	6,120	54.00	(2)	1/2/2015
	5,824	76.70	(2)	1/4/2016

Douglas R. Beaumont	25,000	48.09		1/2/2012	nil	nil	nil
	35,000	54.42		1/2/2013
	4,000	62.77		1/2/2014
	6,120	56.92		1/2/2015
	5,824	76.60		1/4/2016

Martine A. Celej	4,721	70.26		2/21/2016	nil	nil	nil

Clifford J. Davis	1,800	33.26		11/3/2013	6,822	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016

Robert Gemmell	5,824	76.60		1/4/2016	nil	nil	nil

Bernard Kraft	4,000	62.77		1/2/2014	nil	nil	nil
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016

Mel Leiderman	25,000	54.42		1/2/2013	nil	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016

James D. Nasso	53,000	54.42		1/2/2013	nil	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016

John Merfyn Roberts	7,200	33.26		11/3/2013	27,288	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016

Sean Riley	5,824	76.60		1/1/2016	nil	nil	nil

Howard R. Stockford	28,750	54.42		1/2/2013	nil	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016

Pertti Voutilainen	35,000	54.42		1/2/2013	nil	nil	nil
	4,000	62.77		1/2/2014
	6,120	56.92		1/4/2015
	5,824	76.60		1/4/2016

(1)
Based on a closing price of the Company's shares on the TSX of C$37.05 on December 31, 2011.

(2)
Value of Dr. Baker's awards are in United States dollars and based on a closing price of the Company's shares on the New York Stock Exchange (the "NYSE") of US$36.32 on December 31, 2011.

2011 ANNUAL REPORT            131

In 2009, shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to prohibit participation by non-executive directors. During the year ended December 31, 2011, Agnico-Eagle issued a total of 5,077 common shares to the following executive directors under its Employee Share Purchase Plan as follows:

•	Mr. Boyd	2,910

•	Mr. Scherkus	2,167

The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Board Committee meetings held in 2011.

Director	Board Meetings Attended	Committee Meetings Attended

Leanne M. Baker	9 of 11	7 of 8

Douglas R. Beaumont	11 of 11	7 of 7

Sean Boyd	11 of 11	N/A

Martine A. Celej	11 of 11	3 of 3

Clifford J. Davis	10 of 11	6 of 6

Robert Gemmell	11 of 11	3 of 3

Bernard Kraft	11 of 11	8 of 8

Mel Leiderman	11 of 11	8 of 8

James D. Nasso	11 of 11	8 of 8

John Merfyn Roberts	11 of 11	8 of 8

Eberhard Scherkus	11 of 11	8 of 8

Sean Riley	11 of 11	2 of 2

Howard R. Stockford	11 of 11	7 of 7

Pertti Voutilainen	11 of 11	6 of 6

Indebtedness of Directors, Executive Officers and Senior Officers

There is no outstanding indebtedness to Agnico-Eagle by any of its directors or officers. Agnico-Eagle's policy is to not make any loans to directors and officers.

Directors' and Officers' Liability Insurance

The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2011 to December 31, 2012 is C$748,437. The policies provide coverage of up to C$100 million per occurrence to a maximum of C$100 million per annum. There is no deductible for directors and officers and a C$2,500,000 deductible for each claim made by the Company (C$1 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Board Practices

The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and

132            AGNICO-EAGLE MINES LIMITED

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

Director Independence

The Board consists of thirteen directors. The Board has made an affirmative determination that twelve of its thirteen current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Mr. Boyd, all directors are independent of management and free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd are independent, the Board took into consideration the facts that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company other than directors' fees and option and RSU grants for service on the Board. Mr. Boyd is considered related because he is an officer of the Company. All directors, other than Mr. Boyd, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

The Board may meet independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board also meets without management before or after each Board meeting, including after each Board meeting held to consider interim and annual financial statements. In 2011, the Board met without management at each Board meeting, being eleven separate occasions, including the four regularly scheduled quarterly meetings.

To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter.

Chairman

Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice-Chairman, President and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

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

2011 ANNUAL REPORT            133

Board Mandate

The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's future business plans and, from time to time (and at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman, President and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Corporate Development, the Senior Vice-President, Exploration and the Senior Vice-President, Technical Services report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

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

Position Descriptions

Chief Executive Officer

The Board has adopted a position description for the Chief Executive Officer, who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of Agnico-Eagle's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of Agnico-Eagle's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

134            AGNICO-EAGLE MINES LIMITED

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

Chairs of Board Committees

The Board has adopted written position descriptions for each of the Chairs of the Board's committees, which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety and Environment Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

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

2011 ANNUAL REPORT            135

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

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes are available on www.sedar.com.

The Board has also adopted a Confidential Anonymous Complaint Reporting Policy, which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically prepares a written report to the Audit Committee regarding the complaints, if any, received through these procedures.

The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee may maintain a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Compensation of Directors and Other Information" and the description of the Compensation Committee below.

Board Committees

The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee.

Audit Committee

The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Kraft, Mr. Leiderman and Dr. Riley), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 – Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are Chartered Accountants; Mr. Leiderman is currently in private practice and Mr. Kraft while retired, remains active in the profession and the Board has determined that both of them qualify as audit committee financial experts, as the term is defined in the rules of the United States Securities and Exchange Commission (the "SEC"). The education and experience

136            AGNICO-EAGLE MINES LIMITED

of each member of the Audit Committee is set out under "– Directors and Senior Management". Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Item 10 Additional Information – Audit Fees". The Audit Committee met six times in 2011.

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

The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosure containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

Compensation Committee

The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Gemmell (Chair), Mr. Beaumont, Ms Celej and Mr. Stockford). The Compensation Committee met five times in 2011.

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

2011 ANNUAL REPORT            137

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

The Board considers Messrs. Gemmell and Beaumont particularly well-qualified to serve on the Compensation Committee given the expertise they have accrued during their business careers: Mr. Gemmell as a senior manager of divisions of a major financial services company (where part of his duties included assessing personnel and setting compensation rates) and Mr. Beaumont as a former founder and senior executive of an international engineering services company (where part of his duties included oversight of the establishment of appropriate compensation structures for the organization).

Corporate Governance Committee

The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Roberts (Chair), Mr. Kraft, Mr. Nasso and Mr. Voutilainen). The Corporate Governance Committee met four times in 2011.

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

Health, Safety and Environment Committee

The Health, Safety and Environment Committee is comprised of three directors who are unrelated to and independent from the Company (currently Mr. Davis (Chair), Mr. Beaumont and Mr. Stockford). The Health, Safety and Environment Committee met four times in 2011.

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

138            AGNICO-EAGLE MINES LIMITED

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

Employees

As of December 31, 2011, the Company had 5,106 employees comprised of 3,600 permanent employees, 1,197 contractors, 253 temporary employees and 56 students. Of the permanent employees, 794 were employed at the LaRonde mine, 232 at the Goldex mine, 212 at the Lapa mine, 1,098 at the Pinos Altos mine, 386 at the Kittila mine, 558 at the Meadowbank mine (with 555 at Baker Lake and Meadowbank and 3 in Quebec), 13 at the Meliadine project, 26 in the Exploration group in Canada and the U.S., 177 at the regional technical office in Abitibi and 104 at the corporate head office in Toronto. The number of permanent employees of the Company at the end of 2011, 2010 and 2009 was 3,600, 3,243 and 2,781, respectively.

Share Ownership

As at March 12, 2012, the Named Executive Officers and directors as a group (17 persons) beneficially owned or controlled (excluding options to purchase 3,440,365 common shares) an aggregate of 436,406 common shares or about 0.2553% of the 170,928,545 issued and outstanding common shares. See also "– Compensation of Executive Officers".

2011 ANNUAL REPORT            139

Security Ownership of Directors and Executive Officers

The following table sets forth certain information concerning the direct and beneficial ownership by each director and Named Executive Officer of the Company of common shares of the Company and options to purchase common shares of the Company. Unless otherwise noted, exercise prices are in Canadian dollars.

Beneficial Owner	Share Ownership(1)	Total Common Shares under Option(2)	Common Shares under Option	Exercise Price (C$, except as noted)	Expiry Date

Leanne M. Baker Director	8,500	50,944	5,824 6,120 4,000 35,000	US$76.70 US$54.00 US$51.33 US$54.63	1/4/2016 1/4/2015 1/2/2014 1/2/2013

Douglas R. Beaumont Director	18,960	50,944	5,824 6,120 4,000 35,000	76.60 56.92 62.77 54.42	1/4/2016 1/4/2015 1/2/2014 1/2/2013

Sean Boyd Director, Vice Chairman, President and Chief Executive Officer	141,472	1,315,000	325,000 240,000 300,000 250,000 200,000	37.05 76.60 56.92 62.77 54.42	1/3/2017 1/4/2016 1/4/2015 1/2/2014 1/2/2013

Martine A. Celej Director	5,000	4,721	4,721	70.26	2/21/2016

Clifford J. Davis Director	9,000	17,744	5,824 6,120 4,000 1,800	76.60 56.92 62.77 33.26	1/4/2016 1/4/2015 1/2/2014 11/3/2013

Robert J. Gemmell Director	13,000	5,824	5,824	76.60	1/4/2016

Bernard Kraft Director	13,657	15,944	5,824 6,120 4,000	76.60 56.92 62.77	1/4/2016 1/4/2015 1/2/2014

Mel Leiderman Director	9,000	40,944	5,824 6,120 4,000 25,000	76.60 56.92 62.77 54.42	1/4/2016 1/4/2015 1/2/2014 1/2/2013

James D. Nasso Director and Chairman of the Board	22,289	68,944	5,824 6,120 4,000 53,000	76.60 56.92 62.77 54.42	1/4/2016 1/4/2015 1/2/2014 1/3/2013

Sean Riley Director	5,000	5,824	5,824	76.60	1/4/2016

J. Merfyn Roberts Director	9,000	23,144	5,824 6,120 4,000 7,200	76.60 56.92 62.77 33.26	1/4/2016 1/4/2015 1/2/2014 11/3/2013

140            AGNICO-EAGLE MINES LIMITED

Howard R. Stockford Director	9,068	44,694	5,824 6,120 4,000 28,750	76.60 56.92 62.77 54.42	1/4/2016 1/4/2015 1/2/2014 1/2/2013

Pertti Voutilainen Director	22,000	50,944	5,824 6,120 4,000 35,000	76.60 56.92 62.77 54.42	1/4/2016 1/4/2015 1/2/2014 1/2/2013

Eberhard Scherkus Director, President and Chief Operating Officer	85,726	790,000	175,000 140,000 175,000 175,000 125,000	37.50 76.60 56.92 62.77 54.42	1/3/2017 1/4/2016 1/4/2015 1/2/2014 1/2/2013

Ammar Al-Joundi Senior Vice-President, Finance and Chief Financial Officer	29,498	235,000	100,000 60,000 75,000	37.05 76.60 69.44	1/3/2017 1/4/2016 9/1/2015

Donald G. Allan Senior Vice-President, Corporate Development	21,881	345,000	75,000 60,000 75,000 75,000 60,000	37.05 76.60 56.92 62.77 54.42	1/3/2017 1/2/2016 1/4/2015 1/2/2014 1/2/2013

Alain Blackburn Senior Vice-President, Exploration	13,355	374,750	75,000 60,000 100,000 100,000 39,750	37.05 76.60 56.92 62.77 54.42	1/3/2017 1/4/2016 1/4/2015 1/2/2014 1/2/2013

Notes:

(1)
As at March 12, 2012. In each case, shareholdings (which includes common shares and RSUs) constitute less than one percent of the issued and outstanding common shares of the Company. The total number of common shares and RSUs held by directors and named executive officers constitutes less than 0.2553% of the issued and outstanding common shares of the Company.

(2)
As at March 12, 2012.

2011 ANNUAL REPORT            141

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the knowledge of the directors and senior officers of the Company, as of March 12, 2012, no person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company other than as set out below:

Major Shareholder	Number of common shares	Percentage of outstanding common shares

BlackRock, Inc.(1)	18,161,284	10.64%

Van Eck Associates Corporation(2)	11,253,461	6.59%

Notes:

(1)
According to reports filed with applicable securities regulators dated January 7, 2011, February 7, 2011, November 10, 2011 and January 6, 2012, the percentage ownership of common shares of the Company held by BlackRock, Inc. has varied from 10.31% to 9.69% to 10.80% to 10.64%, respectively.

(2)
According to a report filed with applicable securities regulators dated February 14, 2012.

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

As of March 12, 2012, there were 3,696 holders of record of Agnico-Eagle's 170,928,545 outstanding common shares, of which 641 holders of record were in Canada and held 122,266,828 common shares or about 71.53% of the outstanding common shares.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To the knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

Related Party Transactions

The Company has not entered into any material related party transactions since January 1, 2011.

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

Dividend Policy

The Company's policy is to pay annual dividends on its common shares and, on February 15, 2012, the Company announced that it had declared a quarterly dividend of $0.20 per common share, payable on March 15, 2012. In 2011, the dividend paid was $0.64 per common share (quarterly payments of $0.16 per common share) and in each of 2010, 2009 and 2008, the dividend paid was $0.18 per common share, in 2007, the dividend paid was $0.12 per common share and, from 2003 to 2006, the dividend paid was $0.03 per common share. Although the Company expects to continue paying a cash dividend, future dividends will be at the discretion of the Board and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains covenants that restrict the Company's ability to declare or pay dividends if a default under the bank credit facility has occurred or would result from the declaration or payment of the dividend.

142            AGNICO-EAGLE MINES LIMITED

ITEM 9   THE OFFER AND LISTING

Market and Listing Details

The Company's common shares are listed and traded in Canada on the TSX and in the United States on the NYSE.

The following table sets forth the high and low sale prices and the average daily trading volume for Agnico-Eagle's common shares on the TSX and the NYSE for each of the fiscal years in the five-year period ended December 31, 2011 and for each quarter during the fiscal years ended December 31, 2010 and 2011.

	TSX (C$)			NYSE ($)

	High	Low	Average Daily Volume	High	Low	Average Daily Volume

2007	55.86	35.70	913,173	59.45	33.25	2,076,082

2008	82.80	26.60	1,184,654	83.45	20.87	3,842,836

2009	77.32	50.80	979,369	74.00	42.65	4,172,474

2010	88.52	53.16	750,312	88.20	49.64	2,508,059

2011	75.39	35.35	856,906	77.00	34.50	2,285,842

2010

First Quarter	64.12	53.16	718,042	61.80	49.64	2,956,480

Second Quarter	68.16	57.05	837,814	66.80	55.43	2,870,655

Third Quarter	73.41	56.08	759,806	71.33	54.12	2,081,771

Fourth Quarter	88.52	70.00	698,995	88.20	67.66	2,151,791

2011

First Quarter	75.39	62.93	781,613	77.00	63.53	2,534,857

Second Quarter	66.17	58.82	733,270	70.00	59.78	2,059,362

Third Quarter	72.51	53.05	952,868	73.09	54.19	2,297,630

Fourth Quarter	64.14	35.35	960,318	61.17	34.50	2,255,181

2011 ANNUAL REPORT            143

The following table sets forth the high and low sale prices and the average daily trading volume for the Company's common shares on the TSX and the NYSE since January 1, 2011.

	TSX (C$)			NYSE ($)

	High	Low	Average Daily Volume	High	Low	Average Daily Volume

2011

January	72.40	66.78	897,886	77.00	66.79	3,091,655

February	75.39	67.07	766,727	76.49	68.36	2,521,990

March	70.96	62.93	734,800	72.91	63.53	2,164,700

April	66.17	60.53	886,100	70.00	62.61	2,700,100

May	65.84	58.82	673,700	69.44	60.42	2,042,200

June	64.66	59.00	750,900	66.60	59.78	1,739,900

July	63.90	53.14	745,400	66.60	55.68	2,269,100

August	68.68	53.05	1,232,100	70.25	54.19	2,862,300

September	72.51	60.51	960,600	73.09	58.60	2,016,600

October	64.14	42.04	1,388,700	61.17	42.21	3,243,700

November	48.48	41.73	814,800	47.68	40.39	1,988,000

December	46.01	35.35	791,000	45.30	34.50	1,798,100

2012

January	39.68	34.51	754,100	39.64	34.03	1,914,300

February	38.03	31.50	1,356,500	38.14	34.42	2,884,400

March (to March 12)	36.64	34.84	838,600	37.24	34.76	2,578,800

On March 12, 2012 the closing price of the common shares was C$35.02 on the TSX and $35.24 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

144            AGNICO-EAGLE MINES LIMITED

The following table sets forth the high and low sale prices and average daily trading volume for the Company's common share purchase warrants (the "Warrants") on the TSX since January 1, 2011.

	TSX ($)

	High	Low	Average Daily Volume

2011

January	30.15	25.21	5,038

February	31.48	25.00	9,753

March	26.76	20.86	17,209

April	24.49	20.21	14,740

May	21.89	18.99	9,655

June	22.31	18.87	9,070

July	22.11	15.16	6,584

August	26.67	15.26	12,777

September	27.67	18.42	3,993

October	20.33	9.54	6,245

November	12.43	9.02	8,825

December	9.69	5.36	6,355

2012

January	6.72	6.38	3,194

February	6.03	5.70	5,750

March (to March 12)	5.24	5.16	1,278

On March 12, 2012, the closing price of the Warrants was $4.90 on the TSX. The registrar and transfer agent for the Warrants is Computershare Trust Company of Canada, Toronto, Ontario.

ITEM 10   ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Articles of Amendment

The Company's articles of incorporation do not place any restrictions on the Company's objects and purposes. For more information, see the Articles of Amalgamation filed as Exhibit 1.01 to this Form 20-F.

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

2011 ANNUAL REPORT            145

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

Directors' Share Ownership

Directors, other than Mr. Boyd, are required to own a minimum of 10,000 RSUs or common shares of the Company. Directors have a period of the later of (i) August 24, 2013 and (ii) five years from the date they first became directors, to achieve this ownership level.

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

146            AGNICO-EAGLE MINES LIMITED

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

Disclosure of Share Ownership

The Securities Act (Ontario) currently provides that the directors and certain officers of an issuer and its subsidiaries and any person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (a "significant shareholder"), as well as the directors and officers of any significant shareholder, (each an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer or who enters into, materially amends or terminates an arrangement the effect of which is to alter the insider's economic interest in a security of the issuer or the insider's economic exposure to the issuer. These reports must be filed within five days after the reportable event. The Securities Act (Ontario) also requires these reports to be filed by reporting insiders within five days after the applicable event, though are only required by the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, directors, any person or company responsible for a principal business unit and significant shareholders of the Company.

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

Material Contracts

The Company believes the following contracts constitute the only material contracts to which it is a party.

2011 ANNUAL REPORT            147

Credit Agreement

The Company entered into an amended and restated bank credit facility (the "Credit Facility") on August 4, 2011 with a group of financial institutions providing for a $1.2 billion unsecured revolving bank credit facility that replaced the Company's previous unsecured revolving bank credit facility. The Credit Facility matures and all indebtedness thereunder is due and payable on June 22, 2016. The Company, with the consent of lenders representing at least 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for additional one-year terms. The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.50% to 1.75% depending on certain financial ratios and through LIBOR advances, bankers' acceptances and letters of credit, priced at the applicable rate plus a margin that ranges from 1.50% to 2.50% depending on certain financial ratios. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.375% to 0.6875% of the undrawn portion of the facility, depending on certain financial ratios. Where credit exposure for all lenders is in the aggregate equal to or greater than 50% of the aggregate commitments, the standby fee and letter of credit fee shall be increased by 0.125%, provided that, if and so long as the Company has a credit rating by S&P of at least BBB, DBRS of at least BBB or Moody's of at least Baa2, such increase shall not apply. Payment and performance of the Company's obligations under the Credit Facility are guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors" and, together with the Company, each an "Obligor").

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

  •
  enter into or maintain certain derivative instruments; and

  •
  amalgamate or otherwise transfer its assets.

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

148            AGNICO-EAGLE MINES LIMITED

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

As at March 12, 2012 there was approximately $355.6 million in the aggregate drawn under the Credit Facility, including $35.6 million in letters of credit.

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

2011 ANNUAL REPORT            149

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

150            AGNICO-EAGLE MINES LIMITED

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

2011 ANNUAL REPORT            151

acquisitions of "control" is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen or a permanent resident of Canada, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Corporate Governance

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the CSA, the NYSE and the SEC. Today, the Company believes that it meets and often exceeds not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a U.S. corporation, the Company's governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the company in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, is, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules.

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

152            AGNICO-EAGLE MINES LIMITED

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

As used herein, the term "U.S. Stockholder" means a holder of common shares of the Company who (for United States federal income tax purposes): (a) is a citizen or resident of the United States; (b) is a corporation created or organized in or under the laws of the United States or of any state therein; (c) is an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) is a trust that either (i) has validly elected to be treated as a U.S. person or (ii) is subject to both the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all substantial trust decisions.

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

In the case of certain non-corporate U.S. Stockholders, including individuals and certain estates and trusts, gains recognized prior to 2013 from the sale of a capital asset held for longer than 12 months are taxable at a maximum federal income tax rate of 15%, while gains from the sale of a capital asset that do not meet such holding period are taxable at the rates applicable to ordinary income. Certain dividends paid prior to 2013 to certain non-corporate U.S. Stockholders,

2011 ANNUAL REPORT            153

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

The withholding tax imposed by Canada generally is a creditable foreign tax for United States federal income tax purposes. Therefore, the U.S. Stockholder generally will be entitled to include the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the holder does not elect to use the foreign tax credit provisions of the Code). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. Investors should consult their tax advisors regarding the availability of the foreign tax credit. U.S. Stockholders that do not elect to claim foreign tax credit for a taxable year may be eligible to deduct such withholding tax imposed by Canada.

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

154            AGNICO-EAGLE MINES LIMITED

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

Audit Fees

Fees paid to Ernst & Young LLP for 2011 and 2010 are set out below.

	Year Ended December 31,

	2011	2010

	(C$ thousands)

Audit fees	2,655	2,264

Audit-related fees	21	18

Tax fees	72	103

All other fees	76	97

Total	2,824	2,482

Audit fees were paid for professional services rendered by the auditors for the audit of Agnico-Eagle's annual financial statements and related statutory and regulatory filings and for the quarterly review of Agnico-Eagle's interim financial statements. Audit fees also include prospectus-related fees for professional services rendered by the auditors in connection with corporate financing activities. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, the review of documents filed with securities regulatory authorities,

2011 ANNUAL REPORT            155

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

Tax fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.

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

Available Documents

The Company's filings with the SEC, including exhibits and schedules filed with this Form 20-F, may be reviewed and copied at prescribed rates at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Further information on the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Agnico- Eagle began to file electronically with the SEC in August 2002.

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

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Metal Price and Foreign Currency

Agnico-Eagle's net income is most sensitive to metal prices and the Canadian dollar/US dollar and Euro/US dollar exchange rates. For the purpose of the sensitivities set out in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold – $1,500 per ounce;

  •
  Silver – $30.00 per ounce;

  •
  Zinc – $1,800 per tonne;

  •
  Copper – $7,000 per tonne;

  •
  Canadian dollar/US dollar – C$1.00 per $1.00; and

  •
  Euro/US dollar – €0.74 per $1.00.

Changes in the market price of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the exchange rates are due to factors such as

156            AGNICO-EAGLE MINES LIMITED

supply and demand for currencies and economic conditions in each country or currency area. In 2011, the ranges of metal prices and exchange rates were as follows:

  •
  Gold: $1,308 – $1,921 per ounce, averaging $1,571 per ounce;

  •
  Silver: $26 – $50 per ounce, averaging $35 per ounce;

  •
  Zinc: $1,720 – $2,569 per tonne, averaging $2,189 per tonne;

  •
  Copper: $6,722 – $10,180 per tonne, averaging $8,813 per tonne;

  •
  Canadian dollar/US dollar: C$0.9407 – C$1.0658 per $1, averaging C$0.9893 per $1; and

  •
  Euro/US dollar: €0.6693 – €0.7777 per $1, averaging €0.7183 per $1.

The following table sets out the estimated impact on 2012 total cash costs per ounce of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2011 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2012.

Changes in variable	Impact on total cash costs per ounce

Silver	$14

Zinc	$6

Copper	$4

Canadian dollar/US dollar	$74

Euro/US dollar	$10

In order to mitigate the impact of fluctuating byproduct metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold production. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and byproduct metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum byproduct metal prices while maintaining full exposure to gold price. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance the realized byproduct metal prices. The Company's policy does not allow speculative trading.

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

Interest Rates

The Company's current exposure to market risk for changes in interest rates relates primarily to the drawdown on its credit facility and its investment portfolio. Drawdowns on the credit facility are used, primarily, to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31,

2011 ANNUAL REPORT            157

2011, the Company had drawn down $320.0 million on the credit facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2011, short-term investments amounted to $6.6 million.

Amounts drawn under the credit facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates. In 2011, there were no interest rate derivative instruments in place.

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

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None/not applicable.

158            AGNICO-EAGLE MINES LIMITED

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15   CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2011 pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2011, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Attestation report of the registered public accounting firm

Please see "Item 18 Financial Statements – Report of Independent Registered Public Accounting Firm" included in the Company's Consolidated Financial Statements which is incorporated by reference to this Item 15.

2011 ANNUAL REPORT            159

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

There were no amendments to our waivers, express or implicit, of the code of ethics during the year ended December 31, 2011.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee establishes the independent auditors' compensation. In 2003, the Audit Committee established a policy to pre-approve all services provided by the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation. A summary of all fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2011 and 2010 can be found under "Item 10 Additional Information – Audit Fees" which is incorporated by reference into this Item 16C. All fees paid to Ernst & Young LLP in 2011 were pre-approved by the Audit Committee. Ernst & Young LLP has served as the Company's independent public accountant for each of the fiscal years in the three-year period ended December 31, 2011 for which audited financial statements appear in this Annual Report on Form 20-F.

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

160            AGNICO-EAGLE MINES LIMITED

ITEM 16H   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17   FINANCIAL STATEMENTS

The Company has elected to provide financial statements and related information pursuant to Item 18.

ITEM 18   FINANCIAL STATEMENTS

Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

2011 ANNUAL REPORT            161

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

We have audited the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011 and our report dated March 28, 2012, expressed an unqualified opinion thereon.

Toronto, Canada March 28, 2012	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

162            AGNICO-EAGLE MINES LIMITED

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

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2011, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Toronto, Canada March 28, 2012	By:	/s/ SEAN BOYD Sean Boyd Vice Chairman, President and Chief Executive Officer
	By:	/s/ AMMAR AL-JOUNDI Ammar Al-Joundi Senior Vice-President, Finance and Chief Financial Officer

2011 ANNUAL REPORT            163

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with United States generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion thereon.

Toronto, Canada March 28, 2012	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

164            AGNICO-EAGLE MINES LIMITED

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

Inventories

Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Amounts are removed from inventory based on average cost. The current portion of stockpiles, ore on leach pads and inventories are determined based on the expected amounts to be processed within the next 12 months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next 12 months are classified as long term.

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

Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpiled ore. Costs fully absorbed into inventory values include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are generally processed within twelve months of extraction, with the exception of certain amounts of the Pinos Altos mine's, Kittila mine's and Meadowbank mine's ore stockpiles. Due to the structure of these ore bodies, a significant amount of drilling and blasting is incurred in the early years of its mine life, which results in a long-term stockpile. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly as a result.

2011 ANNUAL REPORT            165

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

Concentrates and dore bars

Concentrates and dore bar inventories consist of concentrates and dore bars for which legal title has not yet passed to third-party smelters. Concentrates and dore bar inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

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

Agnico-Eagle records amortization on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achieving commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of drilling and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine or development property include estimates of recoverable ounces of gold based on proven and probable reserves. To the extent that economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

166            AGNICO-EAGLE MINES LIMITED

Goodwill

Business combinations are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value allocated to each reporting unit and comparing this amount to the fair values of identifiable assets and liabilities allocated to each reporting unit. Goodwill is not amortized.

The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units' carrying amounts. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount and any excess of the carrying amount of goodwill over the implied fair value is charged to income.

Financial instruments

From time to time, Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in byproduct metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of income (loss) or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Revenue recognition

Revenue is recognized when the following conditions are met:

    (a)
    persuasive evidence of an arrangement to purchase exists;

    (b)
    the price is determinable;

    (c)
    the product has been delivered; and

    (d)
    collection of the sales price is reasonably assured.

Revenue from gold and silver in the form of dore bars is recorded when the refined gold or silver is sold and delivered to the customer. Generally, all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

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

Foreign currency translation

The functional currency for each of the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on

2011 ANNUAL REPORT            167

foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedge transactions.

Reclamation costs

On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of ARO at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expenses, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that have an impact on required environmental protection measures and related costs; changes in water quality that have an impact on the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor; whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning of period carrying amount of the ARO. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expenses.

Environmental remediation liabilities are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal obligation to treat environmental contamination resulting from the acquisition, construction, or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with environmental remediation liabilities arising from past acts.

Other environmental remediation costs that are not AROs or environmental remediation liabilities as defined by the FASB ASC 410-20 – Asset Retirement Obligations and 410-30 – Environmental Obligations, respectively, are expensed as incurred.

Income and mining taxes

Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, deferred income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

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

Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such changes. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense when incurred. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the

168            AGNICO-EAGLE MINES LIMITED

ultimate assessment, an additional charge to expenses would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Stock-based compensation

Agnico-Eagle has two stock-based compensation plans. The Stock Option Plan and the Incentive Share Purchase Plan are described in note 8(a) and note 8(b), respectively, to the consolidated financial statements. The Company issues common shares to settle its obligations under both plans.

The Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

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

Net income (loss) per share

Basic net income (loss) per share is calculated on net income (loss) for the year using the weighted average number of common shares outstanding during the year. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding and warrants outstanding. Under the treasury stock method:

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

Pension costs and obligations and post-retirement benefits

In Canada, Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above. Under this plan an additional 10% of the designated executives' income are contributed by the Company. The Company does not offer any other post-retirement benefits to its employees.

Agnico-Eagle also provides a non-registered supplementary executive retirement defined benefit plan for certain senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

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

2011 ANNUAL REPORT            169

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

Other accounting developments

Recently adopted accounting pronouncements

Fair Value Accounting

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures. The updated guidance was effective for the Company's fiscal year beginning on January 1, 2010, with the exception of the level 3 disaggregation which was effective for the Company's fiscal year beginning January 1, 2011. Adoption of this updated guidance had no impact on the Company's consolidated financial position, results of operations or cash flows. See Note 4 for details regarding the Company's financial assets and liabilities measured at fair value.

Business Combinations

In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior year. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance was effective for the Company's fiscal year beginning January 1, 2011. See Note 10 for the application of this updated guidance to business combinations that occurred during the year ended December 31, 2011.

Revenue Recognition – Multiple-Deliverable Revenue Arrangements

In October 2009, the FASB issued an amendment to its guidance on multiple-deliverable revenue arrangements which is effective for fiscal years beginning on or after June 15, 2010. This updated guidance addresses accounting and reporting for arrangements under which the vendor will perform multiple revenue-generating activities, including how to separate deliverables and measure and allocate the arrangement consideration. This amendment also significantly expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangement. Based on the Company's assessment, these changes do not have an impact on its current accounting for revenue or required disclosures.

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

Comprehensive Income

In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. In December 2011, updated guidance was issued to defer the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income until the FASB is able to reconsider those paragraphs. The Company does not expect the updated guidance to have an impact on its consolidated financial position, results of operations or cash flows.

Fair Value Accounting

In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and

170            AGNICO-EAGLE MINES LIMITED

disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The update is effective for the Company's fiscal year beginning on January 1, 2012. The Company does not expect the updated guidance to have a significant impact on its consolidated financial position, results of operations or cash flows.

Goodwill Impairment

In September 2011, ASC guidance was issued related to testing goodwill for impairment. Under the updated guidance, entities are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test per Topic 350. Previous guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, then the second step of the test would be performed to measure the amount of the impairment loss, if any. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The update is effective for the Company's fiscal year beginning on January 1, 2012, with earlier application permitted. The Company does not expect the updated guidance to have a significant impact on its consolidated financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

In November 2011, ASC guidance was issued related to disclosures around offsetting financial instrument and derivative instrument assets and liabilities. Under the updated guidance, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statements of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The update is effective for the Company's fiscal year beginning on January 1, 2013. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

International Financial Reporting Standards

Based on recent guidance from the CSA and the SEC, as a Canadian issuer and existing US GAAP filer, the Company will continue to be permitted to use US GAAP as its principal basis of accounting. The SEC has not yet committed to a timeline which would require the Company to adopt IFRS. A decision to voluntarily adopt IFRS has not been made.

An IFRS project group and a steering committee have been established by the Company and a high level project plan has been formulated. The implementation of IFRS would be done through three distinct phases:

  (i)
  diagnostics;

  (ii)
  detailed IFRS analysis and conversion; and

  (iii)
  implementation of IFRS in daily business.

The initial diagnostics phase has been completed and the detailed IFRS analysis has commenced. A report has been prepared with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with IFRS. The key areas for the diagnostics work were to review the consolidated financial statements of the Company and obtain a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

Comparative figures

Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2011 consolidated financial statements.

2011 ANNUAL REPORT            171

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, US GAAP basis)

	As at December 31,

	2011	2010

ASSETS

Current

Cash and cash equivalents	$179,447	$95,560

Short-term investments	6,570	6,575

Restricted cash (note 14)	35,441	2,510

Trade receivables (note 1)	75,899	112,949

Inventories:

Ore stockpiles	28,155	67,764

Concentrates and dore bars	57,528	50,332

Supplies	182,389	149,647

Income taxes recoverable	371	–

Available-for-sale securities (note 2(b))	145,411	99,109

Other current assets (note 2(a))	110,369	89,776

Total current assets	821,580	674,222

Other assets (note 2(c))	88,048	61,502

Goodwill (note 10)	229,279	200,064

Property, plant and mine development (note 3)	3,895,355	4,564,563

	$5,034,262	$5,500,351

172            AGNICO-EAGLE MINES LIMITED

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(thousands of United States dollars, US GAAP basis)

	As at December 31,

	2011	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Accounts payable and accrued liabilities (note 11)	$203,547	$160,375

Environmental remediation liability (note 6(a))	26,069	–

Dividends payable	–	108,009

Interest payable	9,356	9,743

Income taxes payable	–	14,450

Capital lease obligations (note 13)	11,068	10,592

Fair value of derivative financial instruments (note 15)	4,404	142

Total current liabilities	254,444	303,311

Long-term debt (note 5)	920,095	650,000

Reclamation provision and other liabilities (note 6)	145,988	145,536

Deferred income and mining tax liabilities (note 9)	498,572	736,054

SHAREHOLDERS' EQUITY

Common shares (notes 7(a), (b), (c) and (d)):

Issued – 170,859,604 common shares, less 45,868 shares held in trust	3,181,381	3,078,217

Stock options (note 8(a))	117,694	78,554

Warrants (note 7(c))	24,858	24,858

Contributed surplus	15,166	15,166

Retained earnings (deficit)	(129,021)	440,265

Accumulated other comprehensive income (loss) (note 7(e))	(7,106)	28,390

	3,202,972	3,665,450

Non-controlling interest	12,191	–

Total shareholders' equity	3,215,163	3,665,450

	$5,034,262	$5,500,351

Contingencies and commitments (notes 6, 9, 12 and 13(b))

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

2011 ANNUAL REPORT            173

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(thousands of United States dollars, except per share amounts, US GAAP basis)

	Year Ended December 31,

	2011	2010	2009

REVENUES

Revenues from mining operations (note 1)	$1,821,799	$1,422,521	$613,762

COSTS, EXPENSES AND OTHER INCOME

Production	876,078	677,472	306,318

Exploration and corporate development	75,721	54,958	36,279

Amortization of property, plant and mine development (note 13)	261,781	192,486	72,461

General and administrative (note 16)	107,926	94,327	63,687

Write-down of available-for-sale securities	8,569	–	–

Provincial capital tax	9,223	(6,075)	5,014

Interest expense (note 5)	55,039	49,493	8,448

Interest and sundry expense (income)	5,188	(10,254)	(12,580)

Impairment loss on Meadowbank mine (note 18)	907,681	–	–

Loss on Goldex mine (note 17)	302,893	–	–

Gain on acquisition of Comaplex Minerals Corp., net of transaction costs (note 10)	–	(57,526)	–

Gain on derivative financial instruments (note 15)	(3,683)	(7,612)	(3,592)

Gain on sale of available-for-sale securities (note 2(b))	(4,907)	(19,487)	(10,142)

Foreign currency translation loss (gain)	(1,082)	19,536	39,831

Income (loss) before income and mining taxes	(778,628)	435,203	108,038

Income and mining taxes (note 9)	(209,673)	103,087	21,500

Net income (loss) for the year	$(568,955)	$332,116	$86,538

Attributed to non-controlling interest	$(60)	$–	$–

Attributed to common shareholders	$(568,895)	$332,116	$86,538

Net income (loss) per share – basic (note 7(f))	$(3.36)	$2.05	$0.55

Net income (loss) per share – diluted (note 7(f))	$(3.36)	$2.00	$0.55

Cash dividends declared per common share	$–	$0.64	$0.18

174            AGNICO-EAGLE MINES LIMITED

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Continued)
(thousands of United States dollars, except per share amounts, US GAAP basis)

	Year Ended December 31,

	2011	2010	2009

COMPREHENSIVE INCOME (LOSS)

Net income (loss) for the year	$(568,955)	$332,116	$86,538

Other comprehensive income (loss):

Unrealized gain (loss) on hedging activities	(5,863)	–	16,287

Adjustments for derivative instruments maturing during the year	1,459	–	(7,399)

Unrealized gain (loss) on available-for-sale securities	(26,874)	64,649	76,037

Adjustments for realized gain on available-for-sale securities due to dispositions and write-downs during the year	(4,907)	(19,487)	(10,142)

Net amount reclassified to net income due to acquisition of business (note 10)	–	(64,508)	–

Change in unrealized loss on pension liability	(1,055)	(4,093)	(727)

Tax effect of other comprehensive income (loss) items	1,744	780	(2,399)

Other comprehensive income (loss) for the year	(35,496)	(22,659)	71,657

Comprehensive income (loss) for the year	$(604,451)	$309,457	$158,195

Attributed to non-controlling interest	$(60)	$–	$–

Attributed to common shareholders	$(604,391)	$309,457	$158,195

See accompanying notes

2011 ANNUAL REPORT            175

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(thousands of United States dollars, US GAAP basis)

	Common Shares

	Shares	Amount	Stock Options	Warrants	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest

Balance December 31, 2008	154,808,918	$2,299,747	$41,052	$24,858	$15,166	$157,541	$(20,608)	$–

Shares issued under Employee Stock Option Plan (note 8(a))	1,238,000	48,313	(11,683)	–	–	–	–	–

Stock options	–	–	36,402	–	–	–	–	–

Shares issued under the Incentive Share Purchase Plan (note 8(b))	196,649	11,290	–	–	–	–	–	–

Shares issued under flow-through share private placement (note 7(b))	358,900	19,153	–	–	–	–	–	–

Shares issued under the Company's dividend reinvestment plan	18,764	912	–	–	–	–	–	–

Shares issued for purchase of mining property (note 7(c))	33,825	894	–	–	–	–	–	–

Net income for the year	–	–	–	–	–	86,538	–	–

Dividends declared ($0.18 per share) (note 7(a))	–	–	–		–	(27,921)	–	–

Other comprehensive income for the year	–	–	–	–	–	–	71,657	–

Restricted share unit plan (note 8(c))	(29,882)	(1,550)	–	–	–	–	–	–

Balance December 31, 2009	156,625,174	$2,378,759	$65,771	$24,858	$15,166	$216,158	$51,049	$–

Shares issued under Employee Stock Option Plan (note 8(a))	1,627,766	104,111	(29,447)	–	–	–	–	–

Stock options	–	–	42,230	–	–	–	–	–

Shares issued under the Incentive Share Purchase Plan (note 8(b))	229,583	14,963	–	–	–	–	–	–

Shares issued under the Company's dividend reinvestment plan	25,243	1,404	–	–	–	–	–	–

Shares issued for purchase of mining property (note 7(c) and (d))	10,225,848	579,800	–	–	–	–	–	–

Net income for the year	–	–	–	–	–	332,116	–	–

Dividends declared ($0.64 per share) (note 7(a))	–	–	–	–	–	(108,009)	–	–

Other comprehensive loss for the year	–	–	–	–	–	–	(22,659)	–

Restricted share unit plan (note 8(c))	(13,259)	(820)	–	–	–	–	–	–

Balance December 31, 2010	168,720,355	$3,078,217	$78,554	$24,858	$15,166	$440,265	$28,390	$–

176            AGNICO-EAGLE MINES LIMITED

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)
(thousands of United States dollars, US GAAP basis)

	Common Shares

	Shares	Amount	Stock Options	Warrants	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest

Shares issued under Employee Stock Option Plan (note 8(a))	308,688	18,094	(4,396)	–	–	–	–	–

Stock options	–	–	43,536	–	–	–	–	–

Shares issued under the Incentive Share Purchase Plan (note 8(b))	360,833	19,229	–	–	–	–	–	–

Shares issued under the Company's dividend reinvestment plan	176,110	10,130	–	–	–	–	–	–

Shares issued for purchase of mining property (note 7(d))	1,250,477	56,146	–	–	–	–	–	–

Non-controlling interest addition upon acquisition	–	–	–	–	–	–	–	12,251

Net loss for the year attributed to common shareholders	–	–	–	–	–	(568,895)	–	–

Net loss for the year attributed to non-controlling interest	–	–	–	–	–	–	–	(60)

Dividends declared (nil per share) (note 7(a))	–	–	–	–	–	(391)	–	–

Other comprehensive loss for the year			–	–	–		(35,496)	–

Restricted share unit plan (note 8(c))	(2,727)	(435)	–	–	–	–	–	–

Balance December 31, 2011	170,813,736	$3,181,381	$117,694	$24,858	$15,166	$(129,021)	$(7,106)	$12,191

See accompanying notes

2011 ANNUAL REPORT            177

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, US GAAP basis)

	Years ended December 31,

	2011	2010	2009

Operating activities

Net income (loss) for the year	$(568,955)	$332,116	$86,538

Add (deduct) items not affecting cash

Impairment loss on Meadowbank mine	907,681	–	–

Amortization of propery, plant and mine development	261,781	192,486	72,461

Deferred income and mining taxes	(275,773)	66,928	20,309

Loss on Goldex mine	302,893	–	–

Environmental remediation	(7,616)	–	–

Gain on sale of available-for-sale securities	(4,907)	(19,487)	(10,142)

Stock-based compensation	48,150	41,635	28,753

Gain on acquisition of Comaplex Minerals Corp. (note 10)	–	(64,508)	–

Foreign currency translation loss (gain)	(1,082)	19,536	39,831

Other	31,561	13,015	(5,214)

Changes in non-cash working capital balances

Trade receivables	37,050	(19,378)	(47,930)

Income taxes (payable) recoverable	(29,867)	9,949	(313)

Inventories	(43,066)	(91,306)	(90,772)

Other current assets	(25,838)	(28,729)	4,834

Accounts payable and accrued liabilities	31,837	23,136	28,552

Prepaid royalty	–	–	(13,321)

Interest payable	(387)	8,077	1,520

Cash provided by operating activities	663,462	483,470	115,106

Investing activities

Additions to property, plant and mine development	(482,831)	(511,641)	(657,175)

Acquisition of Grayd Resource Corporation, net of cash acquired (note 10)	(163,047)	–	–

Decrease (increase) in short-term investments	5	(3,262)	(3,313)

Net proceeds on available-for-sale securities	9,435	36,586	48,258

Purchase of available-for-sale securities	(91,115)	(42,479)	(6,380)

Decrease (increase) in restricted cash	(32,931)	(2,510)	30,999

Cash used in investing activities	(760,484)	(523,306)	(587,611)

178            AGNICO-EAGLE MINES LIMITED

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(thousands of United States dollars, US GAAP basis)

	Years ended December 31,

	2011	2010	2009

Financing activities

Dividends paid	(98,354)	(26,830)	(27,132)

Repayment of capital lease obligations	(13,092)	(16,019)	(13,177)

Sale-leaseback financing	–	14,017	21,389

Proceeds from long-term debt	475,000	1,311,000	625,000

Repayment of long-term debt	(205,000)	(1,376,000)	(110,000)

Credit facility financing costs	(2,545)	(12,772)	(4,784)

Common shares issued	26,536	84,659	68,522

Cash provided by (used in) financing activities	182,545	(21,945)	559,818

Effect of exchange rate changes on cash and cash equivalents	(1,636)	(2,939)	4,585

Net increase (decrease) in cash and cash equivalents during the year	83,887	(64,720)	91,898

Cash and cash equivalents, beginning of year	95,560	160,280	68,382

Cash and cash equivalents, end of year	$179,447	$95,560	$160,280

Supplemental cash flow information

Interest paid	$52,833	$41,429	$17,189

Income and mining taxes paid	$110,889	$25,199	$8,792

See accompanying notes

2011 ANNUAL REPORT            179

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2011

1.   TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

  Agnico-Eagle is a gold mining company with mining operations in Canada, Finland and Mexico. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals. The revenue from byproduct metals is mainly generated by production at the LaRonde mine in Canada (silver, zinc, copper and lead) and the Pinos Altos mine in Mexico (silver).

  Revenues are generated from operations in Canada, Finland and Mexico. The cash flow and profitability of the Company's operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc, copper and lead. The prices of these metals can fluctuate widely and are affected by numerous factors beyond the Company's control.

  As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

  Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of dore bars or concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties.

	2011	2010

Dore bars awaiting settlement	$–	$24,281

Concentrates awaiting settlement	75,899	88,668

	$75,899	$112,949

	2011	2010	2009

Revenues from mining operations:

Gold	$1,563,760	$1,216,249	$474,875

Silver	171,725	104,544	59,155

Zinc	70,522	77,544	57,034

Copper	14,451	22,219	22,571

Lead	1,341	1,965	127

	$1,821,799	$1,422,521	$613,762

  In 2011, precious metals (gold and silver) accounted for 95% of Agnico-Eagle's revenues from mining operations (2010 – 93%; 2009 – 87%). The remaining revenues from mining operations consisted of net byproduct metals revenues. In 2011, these net byproduct metals revenues as a percentage of total revenues from mining operations were 4% from zinc (2010 – 5%; 2009 – 9%) and 1% from copper (2010 – 2%; 2009 – 4%).

180            AGNICO-EAGLE MINES LIMITED

2.   OTHER ASSETS

(a)   Other current assets

	2011	2010

Federal, provincial and other sales taxes receivable	$51,603	$63,553

Prepaid expenses	25,540	10,449

Meadowbank insurance receivable	8,765	–

Prepaid royalty(i)	7,684	5,282

Employee loans receivable	5,567	4,498

Other	11,210	5,191

Government refundables for local community improvements	–	803

	$110,369	$89,776

(i)
The prepaid royalty relates to the Pinos Altos mine in Mexico.

(b)   Available-for-sale securities

  In 2011, the Company realized proceeds of $9.4 million (2010 – $36.6 million; 2009 – $41.0 million) and recognized a gain before income taxes of $4.9 million (2010 – $19.5 million; 2009 – $10.1 million) on the sale of certain available-for-sale securities. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	2011	2010

Available-for-sale securities in an unrealized gain position

Cost (net of impairments)	$127,344	$50,958

Unrealized gains in accumulated other comprehensive income	16,408	48,151

Estimated fair value	143,752	99,109

Available-for-sale securities in an unrealized loss position

Cost (net of impairments)	1,717	–

Unrealized losses in accumulated other comprehensive income	(58)	–

Estimated fair value	1,659	–

Total estimated fair value of available-for-sale securities	$145,411	$99,109

  The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry. During the course of the year, certain investments fell into an unrealized loss position. In each case, the Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the impairment. As a result of these evaluations, the Company wrote down certain available-for-sale securities by $8.6 million during the year ended December 31, 2011 that were considered other-than-temporarily impaired.

2011 ANNUAL REPORT            181

  For the remainder of the investments after the other-than-temporary impairment write-downs approximately 1.1% of the total fair value of investments are in an unrealized loss position. At December 31, 2011, the fair value of investments in an unrealized loss position was $1.7 million with a total unrealized loss of $0.1 million. The Company also evaluated these securities in relation to the severity and duration (less than six months in all cases) of the impairment. Based on that evaluation and the Company's ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired as at December 31, 2011.

(c)   Other assets

	2011	2010

Deferred financing costs, less accumulated amortization of $5,809 (2010 – $2,249)	$15,777	$16,780

Long-term ore in stockpile(i)	64,392	27,409

Prepaid royalty(ii)	–	8,777

Other	7,879	8,536

	$88,048	$61,502

(i)
Due to the structure of the Goldex mine, Pinos Altos mine, Kittila mine, and Meadowbank mine ore bodies, a significant amount of drilling and blasting is incurred in the early years of its mine life resulting in a long-term stockpile. The value of the stockpile at December 31, 2011 is nil (2010 – $15.0 million) for the Goldex mine, $7.1 million (2010 – $12.4 million) for the Pinos Altos mine, $8.0 million (2010 – nil) for the Kittila mine and $49.3 million (2010 – nil) for the Meadowbank mine.

(ii)
The prepaid royalty relates to the Pinos Altos mine in Mexico.

3.   PROPERTY, PLANT AND MINE DEVELOPMENT

	2011				2010

	Cost		Accumulated Amortization	Net Book Value	Cost		Accumulated Amortization	Net Book Value

Mining properties	$1,228,523	(i)	$111,567	$1,116,956	$1,885,476	(i)	$44,823	$1,840,653

Plant and equipment	2,467,300		437,706	2,029,594	2,123,191		321,907	1,801,284

Mine development costs	869,746		190,399	679,347	853,927		171,869	682,058

Construction in Progress:

LaRonde mine extension	–		–	–	185,905		–	185,905

Creston Mascota deposit at Pinos Altos	–		–	–	54,663		–	54,663

Meliadine project	69,458		–	69,458	–		–	–

	$4,635,027		$739,672	$3,895,355	$5,103,162		$538,599	$4,564,563

(i)
The decline in mining properties' cost between 2010 and 2011 is primarily attributed to the loss on Goldex mine (note 17) and the impairment loss on Meadowbank mine (note 18) recorded during 2011.

182            AGNICO-EAGLE MINES LIMITED

  Geographic Information

	2011	2010

Canada	$2,433,527	$3,456,809

Europe	674,258	605,283

Latin America	776,892	500,211

USA	10,678	2,260

Total	$3,895,355	$4,564,563

  In 2011, Agnico-Eagle capitalized $0.1 million of costs (2010 – $0.3 million) and recognized $0.8 million of amortization expense (2010 – $0.8 million) related to computer software. The unamortized capitalized cost for computer software at the end of 2011 was $4.4 million (2010 – $5.0 million).

  The unamortized capitalized cost for leasehold improvements at the end of 2011 was $3.2 million (2010 – $3.3 million), which is being amortized on a straight-line basis over the life term of the lease plus one renewal period.

  The amortization of assets recorded under capital leases is included in the "Amortization of property, plant and mine development" component in the consolidated statements of income (loss).

4.   FAIR VALUE MEASUREMENT

  ASC 820 – Fair Value Measurement and Disclosure defines fair value, establishes a framework for measuring fair value under GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosure Topic of the FASB Accounting Standards Codification are as follows:

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

2011 ANNUAL REPORT            183

  The following table sets out the Company's financial assets and liabilities measured at fair value within the fair value hierarchy:

	Total	Level 1		Level 2		Level 3

Financial assets:

Cash equivalents and short-term investments	$7,645	$–		$7,645	(i)	$–

Available-for-sale securities	145,411	142,490	(ii)	2,921	(iii)	–

Trade receivables	75,899	–		75,899	(iv)	–

	$228,955	$142,490		$86,465		$–

Financial liabilities:

Fair value of derivative financial instruments(iii)	$4,404	$–		$4,404		$–

(i)
Fair value approximates the carrying value due to short-term nature.

(ii)
Recorded at fair value using quoted market prices.

(iii)
Recorded at fair value based on broker-dealer quotations.

(iv)
Trade receivables from provisional invoices for concentrate sales are included within Level 2 as they are valued using quoted forward rates derived from observable market data based on the month of expected settlement.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and are valued using interest rates observable at commonly quoted intervals. Cash equivalents are marketable securities with remaining maturities of three months or less at the date of purchase. The short-term investments are marketable securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale securities are recorded at fair value using quoted market prices or broker-dealer quotations. The Company's available-for-sale securities that are valued using quoted market prices are classified as Level 1 of the fair value hierarchy. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants, which are recorded at fair value based on broker-dealer quotations.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statements of income (loss) and comprehensive income (loss) and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

5.   LONG-TERM DEBT

  The Company entered into a credit agreement on January 10, 2008 with a group of financial institutions relating to a new $300 million unsecured revolving credit facility (the "First Credit Facility"). The Company's previous $300 million secured revolving credit facility was terminated. The First Credit Facility was scheduled to mature on January 10,

184            AGNICO-EAGLE MINES LIMITED

  2013. However, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, had the option to extend the term of this facility for additional one-year terms.

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

  On June 22, 2010, the Company terminated the First Credit Facility and amended and restated the Second Credit Facility to increase the amount available to $1.2 billion and extend the scheduled maturity date to June 22, 2014 (as so amended and restated, the "Amended Second Credit Facility").

  On August 4, 2011, the Company entered into the Credit Facility, which amended and restated the Amended Second Credit Facility. The total amount available under the Credit Facility is $1.2 billion; however, the maturity date was extended from June 22, 2014 to June 22, 2016.

  Payment and performance of the Company's obligations under the Credit Facility is guaranteed by the Guarantors. The Credit Facility contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. The Company is also required to maintain a total net debt to EBITDA ratio below a specified minimum value as well as a minimum tangible net worth. At December 31, 2011, the Credit Facility was drawn down by $320 million (2010 – $50 million). This drawdown, together with outstanding letters of credit under the Credit Facility, decrease the amounts available under the Credit Facility such that $849.4 million was available for future drawdowns at December 31, 2011.

  In addition, on June 2, 2009, Agnico-Eagle entered into the EDC Facility with Export Development Canada. This agreement matures in June 2014 and is used to provide letters of credit for environmental obligations or in relation to licence or permit bonds relating to the Meadowbank mine. As at December 31, 2011, outstanding letters of credit drawn against this agreement totalled C$79.6 million (2010 – C$75.6 million).

  On April 7, 2010, the Company closed the offering of the Notes. Net proceeds from the offering of the Notes were used to repay amounts owed under the Company's then existing credit facilities. Payment and performance of the Company's obligations under the Notes is guaranteed by the Guarantors. The Notes contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to the mining business and the ability of the Guarantors to incur indebtedness. The Notes also require the Company to maintain the same financial ratios and same minimum tangible net worth as under the Credit Facility. The Notes and the Credit Facility rank equally in seniority.

2011 ANNUAL REPORT            185

  The following are the individual series of the issued Notes:

	Principal	Interest Rate	Maturity Date

Series A	$115,000	6.13%	7/4/2017

Series B	360,000	6.67%	7/4/2020

Series C	125,000	6.77%	7/4/2022

	$600,000

  For the year ended December 31, 2011, total interest expense was $55.0 million (2010 – $49.5 million; 2009 – $8.4 million) and total cash interest payments were $52.8 million (2010 – $41.4 million; 2009 – $17.2 million). In 2011, cash interest on the Credit Facility was $1.7 million (2010 – $12.3 million; 2009 – $14.0 million), cash standby fees on the Credit Facility was $8.6 million (2010 – $6.7 million; 2009 – $2.4 million), and cash interest on the Notes was $39.5 million (2010 – $19.8 million, 2009 – n/a). In 2011, $1.0 million (2010 – $4.6 million; 2009 – $15.5 million) of the total interest expense was capitalized to construction in progress.

  The Company's weighted average interest rate on all of its long-term debt as at December 31, 2011 was 5.02% (2010 – 5.43%).

6.   RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2011	2010

Reclamation and closure costs (note 6(a))	$105,443	$91,641

Long-term portion of capital lease obligations (note 13(a))	26,184	38,019

Pension benefits (note 6(c))	13,991	11,307

Goldex mine government grant and other (note 6(b))	370	4,569

Total	$145,988	$145,536

(a)   Reclamation and closure costs

  Reclamation estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations.

  Due to the suspension of mining operations at the Goldex mine on October 19, 2011, an environmental remediation liability was recognized (note 17), of which $26.1 million was classified as a current liability. The remainder of the Goldex mine environmental remediation liability along with the Company's other accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities.

186            AGNICO-EAGLE MINES LIMITED

  The following table reconciles the beginning and ending carrying amounts of asset retirement obligations and environmental remediation liabilities:

	2011	2010

Asset retirement obligations, beginning of year	$91,641	$62,847

Current year additions and changes in estimate, net	9,653	23,058

Current year accretion	4,953	3,176

Liabilities settled	–	(277)

Foreign exchange revaluation	(804)	2,837

Asset retirement obligations and environmental remediation liabilities, end of year	$105,443	$91,641

(b)   Goldex mine government grant and other

  The Company has received funds (the "Grant") from the Quebec government in respect of the construction of the Goldex mine. The Company has agreed to repay a portion of the Grant to the Quebec government, to a maximum amount of 50% of the Grant. The repayment amount is calculated and paid annually for fiscal years 2010, 2011 and 2012 if the agreed criteria are met. For each of these three years, if the yearly average gold price is higher than $620 per ounce, 50% of the Grant must be repaid.

  For fiscal year 2010, the agreed criteria had been met and the Company recorded a current liability of $1.5 million as of December 31, 2010. This amount was paid to the Quebec government in 2011.

  For fiscal year 2011, the agreed criteria had also been met and the Company recorded a current liability of $1.5 million as of December 31, 2011. This amount is to be paid to the Quebec government in 2012 at which time the Grant will have been repaid in full.

(c)   Pension benefits

  Agnico-Eagle provides the Executives Plan for certain senior officers. The funded status of the Executives Plan is based on actuarial valuations performed as of July 1, 2011 and projected to December 31, 2013.

2011 ANNUAL REPORT            187

  The components of Agnico-Eagle's net pension plan expense are as follows:

	2011	2010	2009

Service cost – benefits earned during the year	$996	$981	$509

Interest cost on projected benefit obligation	663	613	448

Amortization of net transition asset, past service liability and net experience gains	171	164	148

Prior service cost	26	25	23

Recognized net actuarial loss (gain)	245	–	(142)

Net pension plan expense	$2,101	$1,783	$986

  Assets for the Executives Plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2011 was $11.4 million (2010 – $9.6 million). At the end of 2011, the remaining unamortized net transition obligation was $0.5 million (2010 – $0.7 million) for the Executives Plan.

  The following table provides the net amounts recognized in the consolidated balance sheets as at December 31 relating to the Executives Plan:

	2011	2010

Accrued employee benefit liability	$7,292	$6,634

Accumulated other comprehensive income:

Initial transition obligation	500	681

Past service liability	76	104

Net experience losses	3,550	2,179

Net liability	$11,418	$9,598

  The following table provides the components of the expected recognition in 2012 of amounts in accumulated other comprehensive income relating to the Executives Plan:

Transition obligation	$166

Past service cost	25

Net actuarial loss	704

$895

188            AGNICO-EAGLE MINES LIMITED

  The funded status of the Executives Plan for 2011 and 2010 is as follows:

	2011	2010

Reconciliation of the market value of plan assets

Fair value of plan assets, beginning of year	$2,443	$1,635

Agnico-Eagle's contribution	1,156	1,397

Benefit payments	(578)	(699)

Effect of exchange rate changes	(69)	110

Fair value of plan assets, end of year	2,952	2,443

Reconciliation of projected benefit obligation

Projected benefit obligation, beginning of year	12,041	7,998

Service cost	996	981

Interest cost	663	613

Actuarial losses	1,704	2,718

Benefit payments	(696)	(812)

Effect of exchange rate changes	(338)	543

Projected benefit obligation, end of year	14,370	12,041

Deficiency of plan assets compared with projected benefit obligation	$(11,418)	$(9,598)

Comprised of:

Unamortized transition liability	$(500)	$(681)

Unamortized net experience loss	(3,626)	(2,283)

Accrued liabilities	(7,292)	(6,634)

	$(11,418)	$(9,598)

Weighted average discount rate – net periodic pension cost	5.20%	7.00%

Weighted average discount rate – projected benefit obligation	4.45%	5.20%

Weighted average expected long-term rate of return	n/a	n/a

Weighted average rate of compensation increase	3.00%	3.00%

Estimated average remaining service life for the plan (in years)(i)	3.0	4.0

(i)
Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

2011 ANNUAL REPORT            189

  The estimated benefits to be paid from the Executives Plan in the next ten years are presented below:

2012	$415

2013	$472

2014	$469

2015	$465

2016	$461

2017 – 2021	$2,229

  In addition to the Executives Plan, the Company also has the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico-Eagle contributes 5% of certain employee's base employment compensation to a defined contribution plan. The expense in 2011 was $10.7 million (2010 – $8.8 million; 2009 – $6.5 million). Effective January 1, 2008 the Company adopted the Supplemental Plan for designated executives at the level of Vice-President or above. Under this plan, an additional 10% of the designated executive's earnings for the year (including salary and short-term bonus) is contributed by the Company. In 2011, $0.9 million (2010 – $1.1 million; 2009 – $0.9 million) was contributed to the Supplemental Plan. The Supplemental Plan is accounted for as a cash balance plan.

7.   SHAREHOLDERS' EQUITY

(a)   Common shares

  The Company's authorized share capital includes an unlimited number of common shares with issued common shares of 170,859,604 (2010 – 168,763,496), less 45,868 common shares held by a trust in connection with the Company's restricted share unit ("RSU") plan (2010 – less 43,141 common shares). The trust is treated as a variable interest entity and, as a result, its holdings of shares are offset against the Company's issued shares in the consolidation (note 7(c)).

  In 2011, the Company declared dividends on its common shares of nil per share (2010 – $0.64 per share; 2009 – $0.18 per share).

(b)   Flow-through common share private placements

  In 2011, Agnico-Eagle issued nil (2010 – nil; 2009 – 358,900) common shares under flow-through share private placements, which increased share capital by nil (2010 – nil; 2009 – $19.2 million), net of share issue costs. Effective December 31, 2011, the Company renounced to its investors nil (2010 – nil; 2009 – C$30.6 million) of such expenses for income tax purposes. The Company does not have an obligation to incur any exploration expenditures related to the expenditures previously renounced.

  The difference between the flow-through share issuance price and the market price of Agnico-Eagle's shares at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability terminates when the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the deferred tax expense charged to income as this difference represents proceeds received by the Company for the sale of deferred tax deductions to investors in the flow-through shares.

190            AGNICO-EAGLE MINES LIMITED

(c)   Private placements and warrants

  On December 3, 2008, the Company closed a private placement of 9.2 million units. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time during the five-year term of the warrant. As consideration for the lead purchaser's commitment, the Company issued to the lead purchaser an additional 4 million warrants. The net proceeds of the private placement were approximately $281 million, after deducting share issue costs of $8.8 million. If all outstanding warrants are exercised, the Company would issue an additional 8.6 million common shares. No warrants have been exercised as of December 31, 2011.

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

(d)   Public issuance of common shares

  There were no public issuances of common shares in 2009.

  On July 6, 2010, the Company issued 10,210,848 shares with a market value of $579.0 million in connection with the acquisition of Comaplex (note 10).

  On November 18, 2011, the Company issued 1,250,477 shares with a market value of $56.1 million in connection with the acquisition of Grayd (note 10).

(e)   Accumulated other comprehensive income (loss)

  The cumulative translation adjustment in accumulated other comprehensive income (loss) in 2011 and 2010 of $(16.2) million resulted from Agnico-Eagle changing to the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive income (loss) as at December 31, 2011 and December 31, 2010.

2011 ANNUAL REPORT            191

  The following table sets out the components of accumulated other comprehensive income (loss), net of related tax effects:

	2011	2010

Cumulative translation adjustment from electing US dollar as principal reporting currency	$(16,206)	$(16,206)

Unrealized net gain on available-for-sale securities	16,350	48,151

Unrealized loss on derivative contracts	(4,404)	–

Unrealized loss on pension liability	(5,219)	(4,420)

Tax effect of unrealized loss on derivative contracts	1,491	–

Tax effect of unrealized loss on pension liability	882	865

	$(7,106)	$28,390

  In 2011, a $4.9 million gain (2010 – $19.5 million gain; 2009 – $10.1 million gain) was reclassified from accumulated other comprehensive income (loss) to net income (loss) to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

(f)   Net income (loss) per share

  The following table provides the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	2011	2010	2009

Weighted average number of common shares outstanding – basic	169,352,896	162,342,686	155,942,151

Add: Dilutive impact of employee stock options	–	1,192,530	1,256,103

Dilutive impact of warrants	–	2,263,902	1,392,752

Dilutive impact of shares related to RSU plan	–	43,141	29,882

Weighted average number of common shares outstanding – diluted	169,352,896	165,842,259	158,620,888

  The calculation of diluted net income (loss) per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares, for the period outstanding, are not included in the calculation of diluted net income (loss) per share, as the effect is anti-dilutive. In 2010 and 2009, a total of 58,750 and 42,500 options, respectively, were excluded from the calculation as the effect was anti-dilutive. In 2011, the impact of any additional shares issued under the employee stock option plan, as a result of the conversion of warrants, or related to the RSU plan would be anti-dilutive as a result of the net loss position. Consequently, diluted net loss per share would be computed in the same manner as basic net loss per share.

192            AGNICO-EAGLE MINES LIMITED

8.   STOCK-BASED COMPENSATION

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

  Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004, 2006, 2008, 2010 and 2011, the shareholders approved a further 2,000,000, 3,000,000, 6,000,000, 1,300,000 and 3,000,000 common shares for issuance under the ESOP, respectively.

  Of the 2,630,785 options granted under the ESOP in 2011, 657,696 options vested immediately and expire in 2016. The remaining options expire in 2016 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 2,926,080 options granted under the ESOP in 2010, 731,520 options vested immediately and expire in 2015. The remaining options expire in 2015 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 2,276,000 options granted under the ESOP in 2009, 569,000 options vested immediately and expire in 2014. The remaining options expire in 2014 and vest in equal installments, on each anniversary date of the grant, over a three-year period.

  Upon the exercise of options under the ESOP, the Company issues new common shares to settle the obligation.

  The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2011			2010			2009

	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price

Outstanding, beginning of year	6,762,704	C$	56.94	5,707,940	C$	53.85	4,752,440	C$	44.57

Granted	2,630,785		76.12	2,926,080		57.55	2,276,000		62.65

Exercised	(308,688)		43.62	(1,627,766)		47.02	(1,238,000)		34.28

Forfeited	(125,750)		67.47	(243,550)		58.03	(82,500)		55.99

Outstanding, end of year	8,959,051	C$	62.88	6,762,704	C$	56.94	5,707,940	C$	53.85

Options exercisable at end of year	5,178,172			2,972,857			2,445,615

2011 ANNUAL REPORT            193

  The following table sets out the activity with respect to Agnico-Eagle's nonvested stock options:

	2011
	Number of Options		Weighted Average Grant Date Fair Value

Nonvested, beginning of year	3,789,847	C$	18.71

Granted	2,630,785	C$	17.05

Vested	(2,537,253)	C$	18.40

Forfeited (unvested)	(102,500)	C$	17.77

Nonvested, end of year	3,780,879	C$	17.79

  Cash received for options exercised in 2011 was $13.6 million (2010 – $74.7 million; 2009 – $36.6 million).

  The total intrinsic value of options exercised in 2011 was C$8.0 million (2010 – C$46.5 million; 2009 – C$43.8 million).

  The weighted average grant date fair value of options granted in 2011 was C$17.05 (2010 – C$16.31; 2009 – C$24.52). The total fair value of options vested during 2011 was $46.7 million (2010 – $36.7 million; 2009 – $27.4 million). The following table summarizes information about Agnico-Eagle's stock options outstanding and exercised at December 31, 2011:

	Options Outstandingp			Options Exercisable

	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

Range of Exercise Prices

C$23.02 – C$36.23	16,000	1.84 years	C$33.26	16,000	C$33.26

C$39.18 – C$59.71	4,361,866	2.00 years	54.94	3,070,576	54.17

C$60.72 – C$83.08	4,581,185	3.16 years	70.55	2,091,596	67.22

C$23.02 – C$83.08	8,959,051	2.59 years	C$62.88	5,178,172	C$59.38

  The weighted average remaining contractual term of options exercisable at December 31, 2011 was 2.6 years.

  The Company has reserved for issuance 8,959,051 common shares in the event that these options are exercised.

  The number of shares available for the granting of options as at December 31, 2011, 2010 and 2009 was 3,262,135, 2,771,420 and 4,155,750, respectively.

194            AGNICO-EAGLE MINES LIMITED

  Subsequent to the year ended December 31, 2011 and on January 3, 2012, 3,072,000 options were granted under the ESOP, of which 768,000 options vested immediately and expire in the year 2017. The remaining options expire in 2017 and vest in equal installments on each anniversary date of the grant, over a three-year period.

  Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2011	2010	2009

Risk-free interest rate	1.95%	1.86%	1.27%

Expected life of options (in years)	2.5	2.5	2.5

Expected volatility of Agnico-Eagle's share price	34.70%	43.80%	64.00%

Expected dividend yield	0.89%	0.42%	0.42%

  The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

  The aggregate intrinsic value of options outstanding at December 31, 2011 was C$(231.4) million. The aggregate intrinsic value of options exercisable at December 31, 2011 was C$(115.6) million.

  The total compensation expense for the ESOP recognized in the general and administrative line item of the consolidated statements of income (loss) for the current year was $42.2 million (2010 – $37.8 million; 2009 – $27.7 million). The total compensation cost related to non-vested options not yet recognized is $32.8 million as of December 31, 2011 and the weighted average period over which it is expected to be recognized is 1.7 years. Of the total compensation cost for the ESOP, $1.4 million was capitalized as part of property, plant and mine development in 2011 (2010 – $1.3 million; 2009 – $8.7 million).

(b)   Incentive Share Purchase Plan

  On June 26, 1997, the shareholders approved an incentive share purchase plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market value. In 2009, the Purchase Plan was amended to remove non-executive directors as eligible Participants in the plan.

  Under the Purchase Plan, Participants may contribute up to 10% of their basic annual salaries, and the Company contributes an amount equal to 50% of each Participant's contribution. All shares subscribed for under the Purchase Plan are newly issued by the Company. The total compensation cost recognized in 2011 related to the Purchase Plan was $6.4 million (2010 – $5.0 million; 2009 – $3.8 million).

  In 2011, 360,833 common shares were subscribed for under the Purchase Plan (2010 – 229,583; 2009 – 196,649) for a value of $19.2 million (2010 – $15.0 million; 2009 – $11.3 million). In May 2008, shareholders approved an increase in the maximum number of shares reserved for issuance under the Purchase Plan to 5,000,000 from 2,500,000. As at December 31, 2011, Agnico-Eagle has reserved for issuance 2,150,088 common shares (2010 – 2,510,921; 2009 – 2,740,504) under the Purchase Plan.

2011 ANNUAL REPORT            195

(c)   Restricted Share Unit Plan

  In 2009, the Company implemented the RSU plan for certain employees. A deferred compensation balance was recorded for the total grant date value on the date of grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period of two years.

  The Company funded the plan by transferring $3.7 million (2010 – $4.0 million; 2009 – $3.0 million) to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. Compensation cost for RSUs incorporates an expected forfeiture rate. The forfeiture rate is estimated based on the Company's historical employee turnover rates and expectations of future forfeiture rates that incorporate various factors that include historical ESOP forfeiture rates. For 2009 through 2011, the impact of forfeitures was not material. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust are eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were excluded from the diluted EPS calculations as they were anti-dilutive for 2011 due to the net loss position. The shares held by the trust were included in previous period diluted EPS calculations.

  Compensation cost related to the RSU plan was $3.3 million in 2011 (2010 – $3.0 million), with nil (2010 – $0.1 million) being capitalized to the "Property, plant and mine development" line item in the consolidated balance sheets. The $3.3 million (2010 – $2.9 million) of compensation expense is included as components of the Production, General and administrative, and Exploration and corporate development line items of the consolidated statements of income (loss), consistent with the classification of other elements of compensation expense for those employees who held RSUs.

9.   INCOME AND MINING TAXES

        Income and mining taxes expense (recovery) is made up of the following geographic components:

	2011	2010	2009

Current provision

Canada	$58,752	$34,217	$1,171

Mexico	3,496	1,942	–

Finland	222	–	–

	62,470	36,159	1,171

Deferred provision (recovery)

Canada	(337,408)	47,083	27,083

Mexico	54,996	18,759	–

Finland	10,269	1,086	(6,754)

	(272,143)	66,928	20,329

	$(209,673)	$103,087	$21,500

196            AGNICO-EAGLE MINES LIMITED

  Cash income and mining taxes paid in 2011 were $110.9 million (2010 – $25.2 million; 2009 – $8.8 million).

  The income and mining taxes expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2011	2010	2009

Combined federal and composite provincial tax rates	27.8%	29.6%	30.9%

Increase (decrease) in tax rates resulting from:

Provincial mining duties	5.9	6.8	16.1

Tax law change	(2.7)	(5.1)	(24.4)

Impact of foreign tax rates	(0.2)	(0.5)	(4.9)

Permanent differences	(1.6)	(4.2)	2.2

Valuation allowance	(0.3)	(0.2)	–

Effect of changes in income tax rates	(2.0)	(2.7)	–

Actual rate as a percentage of pre-tax income	26.9%	23.7%	19.9%

  As at December 31, 2011 and December 31, 2010, Agnico-Eagle's deferred income and mining tax assets and liabilities were as follows:

	2011	2010

	(Assets)/ Liabilities	(Assets)/ Liabilities

Mining properties	$704,379	$966,485

Net operating and capital loss carry forwards	(104,332)	(133,042)

Mining duties	(88,670)	(71,492)

Reclamation provisions	(51,926)	(30,752)

Valuation allowance	39,121	4,855

Deferred income and mining tax liabilities	$498,572	$736,054

  All of Agnico-Eagle's deferred income tax assets and liabilities were denominated in the local currency based on the jurisdiction in which the Company paid taxes, except for Canada, and were translated into US dollars using the exchange rate in effect at the consolidated balance sheet dates. For Canadian income tax purposes, for December 31, 2008 and subsequent years, the Company elected to use the US dollar as its functional currency.

  The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly

2011 ANNUAL REPORT            197

  complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

  A reconciliation of the beginning and ending amounts of the unrecognized tax benefits is as follows:

	2011	2010

Unrecognized tax benefits, beginning of year	$1,630	$5,608

Reductions	(430)	(3,978)

Unrecognized tax benefit, end of year	$1,200	$1,630

  The full amount of unrecognized tax benefits, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

  The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico, Sweden and Finland, each with varying statutes of limitations. The 2007 through 2011 taxation years generally remain subject to examination.

10. ACQUISITIONS

  Grayd Resource Corporation

  In September 2011, Agnico-Eagle entered into an acquisition agreement with Grayd, a Canadian-based natural resource company listed on the TSX Venture Exchange, pursuant to which the Company agreed to make an offer to acquire all of the issued and outstanding common shares of Grayd. At the time, Grayd held a 100% interest in the La India project located in the Mulatos Gold Belt of Sonora, Mexico (approximately 70 kilometers northwest of Agnico-Eagle's Pinos Altos gold mine) and had recently discovered the Tarachi exploration property located approximately ten kilometres north of the La India project. On October 13, 2011, the Company made the offer by way of a take-over bid circular, as amended and supplemented on October 21, 2011.

  On November 18, 2011, Agnico-Eagle acquired 94.77% of the outstanding shares of Grayd, on a fully-diluted basis, by way of a take-over bid. The November 18, 2011 purchase price of $222.1 million was comprised of $166.0 million in cash and 1,250,477 newly issued Agnico-Eagle shares.

  The related transaction costs associated with the acquisition totaling $3.8 million were expensed through the Interest and sundry expense (income) line of the consolidated statements of income (loss) during the fourth quarter of 2011. The Company has accounted for the purchase of Grayd as a business combination.

  Grayd owns a 100% interest in the La India project located in the Mulatos Gold Belt of Sonora, Mexico (approximately 70 kilometers northwest of Agnico-Eagle's Pinos Altos gold mine). Grayd also owns a 100% interest in the Tarachi exploration property located approximately 10 kilometers north of the La India project. The La India project hosts a National Instrument 43-101 compliant measured and indicated gold resource. This acquisition has the potential to contribute to the ongoing growth in Agnico-Eagle's gold production and cash flows.

198            AGNICO-EAGLE MINES LIMITED

  The following table sets forth the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value.

Total purchase price:

Cash paid for acquisition	$165,954

Agnico-Eagle shares issued for acquisition	56,146

Total purchase price to allocate	$222,100

Fair value of assets acquired and liabilities assumed:

Mining properties	$282,000

Goodwill	29,215

Cash and cash equivalents	2,907

Trade receivables	469

Other current assets	1,700

Equipment	56

Accounts payable and accrued liabilities	(9,767)

Deferred tax liability	(72,229)

Non-controlling interest	(12,251)

Net assets acquired	$222,100

  The Company believes that goodwill for the Grayd acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing reserves and resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  Pro forma results of operations for Agnico-Eagle assuming the acquisition of Grayd described above had occurred as of January 1, 2010 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues:

	2011	2010

	Unaudited

Pro forma net income (loss) attributed to common shareholders	$(582,762)	$324,708

Pro forma net income (loss) per share – basic	$(3.42)	$1.98

  Subsequent to the year ended December 31, 2011 and on January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition

2011 ANNUAL REPORT            199

  carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico-Eagle shares.

  Summit Gold Project

  On December 20, 2011, the Company completed the acquisition of 100% of the Summit Gold project from Columbus Gold Corporation, subject to a 2% net smelter returns mineral production royalty reserved by Cordilleran Exploration Company. The Nevada-based project's purchase price of $8.5 million, including transaction costs, was comprised entirely of cash. This transaction was accounted for as an asset acquisition.

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

  On July 6, 2010, the transactions relating to the plan of arrangement closed and Agnico-Eagle issued a total of 10,210,848 shares to the shareholders of Comaplex, other than Agnico-Eagle, for a total value of $579.0 million. The related transaction costs associated with the acquisition totalling $7.0 million were expensed through the Interest and sundry expense (income) line of the consolidated statements of income (loss) during the third quarter of 2010. The Company has accounted for the purchase of Comaplex as a business combination.

200            AGNICO-EAGLE MINES LIMITED

  The following table sets forth the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value.

Total purchase price:

Comaplex shares previously purchased	$88,683

Agnico-Eagle shares issued for acquisition	578,955

Total purchase price to allocate	$667,638

Fair value of assets acquired and liabilities assumed:

Property	$642,610

Goodwill	200,064

Supplies	542

Equipment	2,381

Asset retirement obligation	(3,400)

Deferred tax liability	(174,559)

Net assets acquired	$667,638

  The Comaplex shares purchased prior to the April 1, 2010 announcement of the acquisition had a cost base of $24.1 million and a fair value at July 6, 2010 of $88.6 million. Upon the acquisition of Comaplex, the non-cash gain of $64.5 million on those shares within accumulated other comprehensive income (loss) was reversed into the consolidated statements of income (loss) as a gain during the third quarter of 2010.

  The Company believes that goodwill for the Comaplex acquisition arose principally because of the following factors: (1) the going concern value implicit in the Company's ability to sustain and/or grow its business by increasing reserves and resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax basis of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value.

  Pro forma results of operations for Agnico-Eagle assuming the acquisition of Comaplex described above had occurred as of January 1, 2009 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues:

	2010	2009

	Unaudited

Pro forma net income attributed to common shareholders	$331,516	$85,371

Pro forma net income per share – basic	$2.04	$0.55

2011 ANNUAL REPORT            201

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2011	2010

Trade payables	$104,699	$91,974

Wages payable	27,247	21,583

Accrued liabilities	47,462	33,390

Goldex mine government grant (note 6(b))	1,452	1,485

Other liabilities	22,687	11,943

	$203,547	$160,375

  In 2011 and 2010, the other liabilities balance mainly consisted of various employee payroll tax withholdings and other payroll taxes.

12. COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2011, the total amount of these guarantees was $119.0 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalties:

  The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after the mining operations commenced, the Company is required to pay 2% on net smelter returns, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

  The Company is committed to pay a royalty on production from the Meadowbank mine. The Nunavut Tunngavik-administered mineral claims are subject to production leases including a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations under the Territorial Lands Act (Canada).

  The Company is committed to pay a royalty on production from certain properties in the Abitibi area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty, with percentages ranging from 0.5% to 5%.

  The Company is committed to pay a royalty on production from certain properties in the Pinos Altos mine area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty, with percentages ranging from 2.5% to 3.5%.

  The Company is committed to pay a 2% royalty on future net smelter returns on the production of minerals from the Summit Gold project, acquired on December 20, 2011.

202            AGNICO-EAGLE MINES LIMITED

  In addition, the Company has the following purchase commitments:

Purchase Commitments

2012	$11,481

2013	7,141

2014	7,853

2015	4,671

2016	4,716

Subsequent years	26,452

Total	$62,314

13. LEASES

(a)   Capital Leases

  In each of 2010 and 2009, the Company entered into five sale-leaseback agreements with third parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with ASC 840-40 – Sale-Leaseback Transactions. The sale-leaseback agreements have an average effective annual interest rate of 6.18% and the average length of the contracts is 4.5 years.

  All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. The total gross amount of assets recorded under sale-leaseback capital leases amounts to $33.6 million (2010 – $33.6 million).

  The Company has agreements with third party providers of mobile equipment that are used at the Meadowbank and Kittila mines. These arrangements represent capital leases in accordance with the guidance in ASC 840-30 – Capital Leases. The leases for mobile equipment at the Kittila mine are for 5 years and the leases for mobile equipment at the Meadowbank mine are for 5 years. The effective annual interest rate on the lease for mobile equipment at the Meadowbank mine is 5.64%. The effective annual interest rate on the lease for mobile equipment at the Kittila mine is 4.99%.

2011 ANNUAL REPORT            203

  The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2011:

Year ending December 31:

2012	$12,714

2013	15,520

2014	8,829

2015	3,567

2016	–

Thereafter	–

Total minimum lease payments	40,630

Less amount representing interest	3,378

Present value of net minimum lease payments	$37,252

  The Company's capital lease obligations at December 31 are comprised of the following:

	2011	2010

Total future lease payments	$40,630	$54,476

Less: interest	3,378	5,865

	37,252	48,611

Less: current portion	11,068	10,592

Long-term portion of capital lease obligations	$26,184	$38,019

  At the end of 2011, the gross amount of assets recorded under capital leases, including sale-leaseback capital leases was $56.9 million (2010 – $56.9 million; 2009 – $51.7 million). The charge to income resulting from the amortization of assets recorded under capital leases is included in the "Amortization of property, plant and mine development" component of the consolidated statements of income (loss).

(b)   Operating Leases

  The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease

204            AGNICO-EAGLE MINES LIMITED

  payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2011 are as follows:

Minimum Lease Payments

2012	$1,676

2013	946

2014	755

2015	696

2016	696

Thereafter	3,822

Total	$8,591

  The portion of operating leases relating to rental expense was $0.9 million in 2011 (2010 – $4.1 million; 2009 – $3.7 million).

14. RESTRICTED CASH

  As part of the Company's insurance programs fronted by a third party provider and reinsured through the Company's internal insurance program, the third party provider requires that cash of $3.4 million be restricted (2010 – $2.5 million).

  As part of the Company's tax planning, $32.0 million was contributed to a qualified environmental trust ("QET") in December 2011 to fulfil the requirement of financial security for costs related to the environmental remediation of the Goldex mine. Agnico-Eagle expects to incur the majority of these expenses in 2012.

15. FINANCIAL INSTRUMENTS

  From time to time, Agnico-Eagle has entered into financial instruments with several financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  In 2010 and 2011, financial instruments that subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash and cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde, Lapa and Meadowbank mines, and the Meliadine project have Canadian dollar requirements for capital, operating and exploration expenditures. In addition, the Company's Goldex mine, which suspended operations on October 19, 2011, has Canadian dollar requirements.

  The Company utilizes foreign exchange hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange. The hedged items represent a portion of the Canadian dollar denominated cash outflows arising from Canadian dollar denominated expenditures in 2011 and 2012.

2011 ANNUAL REPORT            205

  During the year, the Company entered into forward contracts with an ineffective cash flow hedging relationship that did not qualify for hedge accounting. The forward contracts hedged $150 million of 2011 expenditures and nil of 2012 expenditures at an average rate of US$1.00 = C$0.99. There were no similar foreign exchange forward contracts in 2010. The hedges that expired during the year resulted in a realized loss of $1.4 million. As of December 31, 2011 all ineffective cash flow hedges had expired.

  The forward contracts with a cash flow hedging relationship that did qualify for hedge accounting, hedged $60 million of 2011 expenditures at an average rate of US$1.00 = C$0.99 and $300 million of 2012 expenditures. $25 million will expire each month during 2012 at an average rate of US$1.00 = C$1.01. There were no similar effective foreign exchange forward contracts in 2010. The $60 million of hedges that expired during the year resulted in a realized loss of $1.5 million. As of December 31, 2011, the Company recognized a mark-to-market loss of $4.4 million in accumulated other comprehensive income (loss). Amounts deferred in accumulated other comprehensive income (loss) are reclassified to Production costs on the statements of income (loss) and comprehensive income (loss), as applicable, when the hedged transaction has occurred. The mark-to-market loss is recorded at fair value based on broker-dealer quotations that utilize period end forward pricing of the currency hedged.

  The Company's other foreign currency derivative strategies in 2011 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to year-end such that no derivatives were outstanding as of December 31, 2011. The Company's foreign currency derivative strategy generated $5.0 million in call option premiums for the year ended December 31, 2011 (2010 – $4.9 million) that were recognized in the "Gain on derivative financial instruments" line item of the consolidated statements of income (loss) and comprehensive income (loss).

  In addition, the Company recognized a loss of $3.4 million (2010 – $3.1 million) on intra-quarter silver financial instruments associated with timing of sales of silver products during 2011 that were recognized in the "Gain on derivative financial instruments" line item of the consolidated statements of income (loss) and comprehensive income (loss). There were no silver financial instruments outstanding at December 31, 2011 or December 31, 2010.

  In the first quarter of 2011, to mitigate the risks associated with fluctuating zinc prices, the Company entered into a zero-cost collar to hedge the price on a portion of zinc associated with the LaRonde mine's 2011 production. The purchase of zinc put options was financed through selling zinc call options at a higher level such that the net premium payable to the counterparty by the Company is nil.

  A total of 20,000 metric tonnes (2010 – 15,000 metric tonnes) of zinc call options were written at a strike price of $2,500 (2010 – $2,500) per metric tonne with 2,000 metric tonnes (2010 – 1,500 metric tonnes) expiring each month beginning February 28, 2011 (2010 – March 31, 2010). A total of 20,000 metric tonnes (2010 – 15,000 metric tonnes) of zinc put options were purchased at a strike price of $2,200 (2010 – $2,200) per metric tonne with 2,000 metric tonnes (2010 – 1,500 metric tonnes) expiring each month beginning February 28, 2011 (2010 – March 31, 2010). While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $2,500 (2010 – $2,500) per metric tonne. These contracts did not qualify for hedge accounting under ASC 815 – Derivatives and Hedging. Gains or losses, along with mark-to-market adjustments, were recognized in the "Gain on derivative financial instruments" line item of the consolidated statements of income (loss) and comprehensive income (loss). All options entered into during the year expired during the year resulting in a realized gain of $3.4 million (2010 – $3.7 million).

  The following table sets out the changes in the Accumulated other comprehensive income (loss) ("AOCI") balances recorded in the consolidated financial statements pertaining to the foreign exchange hedging activities. The fair

206            AGNICO-EAGLE MINES LIMITED

  values, based on calculated mark-to-market valuations, of recorded derivative related assets and liabilities and their corresponding entries to AOCI reflect the netting of the fair values of individual derivative financial instruments.

	2011	2010

AOCI, beginning of year	$–	$–

Loss reclassified from AOCI into production cost	1,459	–

Loss recognized in OCI	(5,863)	–

AOCI, end of year	$(4,404)	$–

  As at December 31, 2011 and 2010, there were no metal derivative positions. The Company may from time to time utilize short-term (including intra-quarter) financial instruments as part of its strategy to minimize risks and optimize returns on its byproduct metal sales.

  Other required derivative disclosures can be found in note 7(e), Accumulated other comprehensive income (loss).

  The following table provides a summary of the amounts recognized in the "Gain on derivative financial instruments" line item of the consolidated statements of income (loss) and comprehensive income (loss):

	2011	2010	2009

Premiums realized on written foreign exchange call options	$4,995	$4,845	$4,494

Realized gain on foreign exchange extendible flat forward	–	1,797	–

Realized loss on foreign exchange forwards	(1,407)	–	–

Realized gain on foreign exchange collar	–	711	–

Mark-to-market gain on foreign exchange extendible flat forward	–	142	–

Realized gain (loss) on zinc financial instruments	3,419	3,733	(752)

Realized gain (loss) on copper financial instruments	79	(558)	(150)

Realized loss on silver financial instruments	(3,403)	(3,058)	–

	$3,683	$7,612	$3,592

  Agnico-Eagle's exposure to interest rate risk at December 31, 2011 relates to its cash and cash equivalents, short-term investments and restricted cash totaling $221.5 million (2010 – $104.6 million) and the Credit Facility. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 0.61% (2010 – 0.56%).

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2011.

2011 ANNUAL REPORT            207

16. GENERAL AND ADMINISTRATIVE

  Due to a kitchen fire at the Meadowbank mine in March 2011, the Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and also recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the "General and administrative" line item of the consolidated statements of income (loss) and comprehensive income (loss) during the year. The Company's exposure to insurance losses related to this claim is limited to the $3.1 million exposure through its captive insurance company.

  During the year, $2.4 million of insurance proceeds were received and as at December 31, 2011 the Company had a remaining insurance receivable of $8.8 million (note 2(a)).

17. LOSS ON GOLDEX MINE

  On October 19, 2011, the Company announced that it was suspending mining operations and gold production at the Goldex mine in Quebec, Canada effective immediately. This decision followed the receipt of an opinion from a second rock mechanics consulting firm which recommended that underground mining operations be halted. It appeared that a weak volcanic rock unit in the hanging wall of the Goldex mine deposit had failed. This rock failure is thought to extend between the top of the deposit and surface. As a result, this structure has allowed an increase in ground water to flow into the mine. This water flow has likely contributed to further weakening and movement of the rock mass.

  Agnico-Eagle has written off its investment in the Goldex mine (net of expected residual value), written off the underground ore stockpile, and recorded a provision for the anticipated costs of environmental remediation. Given the amount of uncertainty in estimating the fair value of the Goldex mine property, plant, and mine development, the Company determined that the fair value was equal to the residual value. All of the remaining 1.6 million ounces of proven and probable gold reserves at the Goldex mine, other than the ore stockpiled on surface, have been reclassified as mineral resources. The Goldex mine is part of the "Canada" segment as shown in Note 19.

  The mill processed feed from the remaining surface stockpile at the Goldex mine in October 2011.

Impairment loss on Goldex mine property, plant, and mine development	$237,110

Loss on underground ore stockpile	16,641

Supplies inventory obsolescence provision	1,915

Increase in environmental remediation liability	47,227

Loss on Goldex mine (before income and mining taxes)	$302,893

  The environmental remediation liability for the anticipated costs of remediation associated with the Company's Goldex mine requires management to make estimates and judgments that affect the reported amount. In making judgments in accordance with US GAAP, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

18. IMPAIRMENT LOSS ON MEADOWBANK MINE

  For the year ended December 31, 2011 the Company performed a full review of the Meadowbank mine operations and updated the related life of mine plan. This review considered the exploration potential of the area, the current mineral reserves and resources, the projected operating costs in light of the persistently high operating costs experienced since commencement of commercial operations, metallurgical performance and gold price. These served as inputs into pit optimizations to determine which reserves and resources could be economically mined and be considered as mineable mineral reserves. As a result of these factors, an updated mine plan with a shorter mine

208            AGNICO-EAGLE MINES LIMITED

  life was developed and cash flows calculated, resulting in an impairment charge to the Meadowbank mine carrying value of $907.7 million. The Meadowbank mine previously had a property, plant and mine development book value of approximately $1.7 billion.

  Net estimated future cash flows from the Meadowbank mine were calculated, on an undiscounted basis, based on best estimates of future gold production, which were based on long-term gold prices from $1,250 to $1,553 per ounce (in real terms), foreign exchange rates from US$0.92:C$1 to US$0.97:C$1, increased cost estimates based on revised operating levels, average gold recovery of 92.9% and expected continuation of operations to 2017, including the processing of stockpiled ore. Future expected operating costs, capital expenditures, and asset retirement obligations were based on the updated life of mine plan. The fair value was calculated by discounting the estimated future net cash flows using a 5% interest rate (in real terms), commensurate with the estimated level of risk. Management's estimate of future cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's long-lived assets and may have a material effect on the Company's results of operations and financial position. The Meadowbank mine is a part of the "Canada" segment as shown in Note 19.

19. SEGMENTED INFORMATION

  Agnico-Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico, and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Executive Officer and Chief Operating Officer, and that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. The following are the reporting segments of the Company and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde mine, Lapa mine, Goldex mine, Meadowbank mine, Meliadine project and the Regional Office
Europe:	Kittila mine
Latin America:	Pinos Altos mine, Creston Mascota deposit at Pinos Altos and the La India project
Exploration:	USA Exploration office, Europe Exploration office, Canada Exploration offices, and the Latin America Exploration office

  The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies. There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions. Of the $229.3 million of goodwill reflected on the consolidated balance sheets at December 31, 2011, $200.1 million relates to the Meliadine project that is a component of the Canada segment and $29.2 million relates to the La India project that is a component of the Latin America segment.

  Corporate Head Office assets are included in the "Canada" segment and specific corporate income and expense items are noted separately below.

  Certain items in the comparative segmented information relating to the Meliadine project have been reclassified from the "Exploration" segment to the "Canada" segment.

  On May 1, 2009, both the Lapa mine and the Kittila mine achieved commercial production. The Pinos Altos mine achieved commercial production on November 1, 2009. The Meadowbank mine achieved commercial production on

2011 ANNUAL REPORT            209

  March 1, 2010. The Creston Mascota deposit at Pinos Altos achieved commercial production on March 1, 2011. The LaRonde mine extension achieved commercial production on December 1, 2011.

Year Ended December 31, 2011	Revenues from Mining Operations	Production Costs	Amortization	Exploration and Corporate Development	Foreign Currency Translation Loss (Gain)	Loss on Goldex Mine	Impairment Loss on Meadowbank Mine	Segment Income (Loss)

Canada	$1,217,858	$619,987	$198,219	$–	$2,825	$302,893	$907,681	$(813,747)

Europe	225,612	110,477	26,574	–	1,063	–	–	87,498

Latin America	378,329	145,614	36,988	–	(4,955)	–	–	200,682

Exploration	–	–	–	75,721	(15)	–	–	(75,706)

	$1,821,799	$876,078	$261,781	$75,721	$(1,082)	$302,893	$907,681	$(601,273)

Segment loss								$(601,273)

Corporate and Other

Interest and sundry expense								(5,188)

Net loss on sale and write-down of available-for-sale securities								(3,662)

Gain on derivative financial instruments								3,683

General and administrative								(107,926)

Provincial capital tax								(9,223)

Interest expense								(55,039)

Loss before income and mining taxes								$(778,628)

210            AGNICO-EAGLE MINES LIMITED

Year Ended December 31, 2010	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)

Canada	$1,086,744	$499,621	$140,024	$–	$22,815	$424,284

Europe	160,140	87,735	31,231	–	(2,780)	43,954

Latin America	175,637	90,116	21,134	–	(2,126)	66,513

Exploration	–	–	97	54,958	1,627	(56,682)

	$1,422,521	$677,472	$192,486	$54,958	$19,536	$478,069

Segment income						$478,069

Corporate and Other

Interest and sundry income						10,254

Gain on acquisition of Comaplex, net						57,526

Gain on sale of available-for-sale securities						19,487

Gain on derivative financial instruments						7,612

General and administrative						(94,327)

Provincial capital tax						6,075

Interest expense						(49,493)

Income before income and mining taxes						$435,203

2011 ANNUAL REPORT            211

Year Ended December 31, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)

Canada	$538,123	$252,035	$60,028	$–	$36,499	$189,561

Europe	61,457	42,464	10,909	–	3,582	4,502

Latin America	14,182	11,819	1,524	–	(250)	1,089

Exploration	–	–	–	36,279	–	(36,279)

	$613,762	$306,318	$72,461	$36,279	$39,831	$158,873

Segment income						$158,873

Corporate and Other

Interest and sundry income						12,580

Gain on sale of available-for-sale securities						10,142

Gain on derivative financial instruments						3,592

General and administrative						(63,687)

Provincial capital tax						(5,014)

Interest expense						(8,448)

Income before income and mining taxes						$108,038

212            AGNICO-EAGLE MINES LIMITED

	Total Assets as at

	December 31, 2011	December 31, 2010

Canada	$3,205,158	$4,179,446

Europe	771,714	679,258

Latin America	1,020,078	619,263

Exploration	37,312	22,384

	$5,034,262	$5,500,351

	Capital Expenditures

	2011	2010	2009

Canada	$319,728	$1,004,129	$435,098

Europe	95,549	67,894	84,955

Latin America	313,669	103,131	136,706

Exploration	8,418	97	–

	$737,364	$1,175,251	$656,759

20. SUBSEQUENT EVENTS

  On January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own, pursuant to a previously announced compulsory acquisition carried out under the provisions of the Business Corporations Act (British Columbia). The January 23, 2012 purchase price of $11.8 million was comprised of $9.3 million in cash and 68,941 newly issued Agnico-Eagle shares.

  On February 16, 2012, Agnico-Eagle announced that the Board of Directors approved the payment of a quarterly cash dividend of $0.20 per common share, payable on March 15, 2012 to holders of record of the common shares of the Company on March 1, 2012.

21. ALLEGED SECURITIES CLASS ACTION LAWSUITS

  On November 7 and 22, 2011, the Company, three of its senior executive officers and two also being directors, and one of its former senior executive officers and directors were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., which were filed in the United States District Court for the Southern District of New York. These actions purport to be brought on behalf of all persons who purchased the Company's securities during the period March 26, 2010 through October 19, 2011 (the "Class Period"). The lawsuits allege, among other things, that the Company violated the U.S. securities laws by making a series of material misrepresentations and/or omitting to disclose material information during the Class Period, thereby artificially inflating the price of the Company's securities. The original complaints seek, among other things, (i) a determination that the action is a proper class action, and (ii) awards for

2011 ANNUAL REPORT            213

  unspecified damages and interest, costs and expenses. On February 6, 2012, the court entered an order consolidating the Stone and Hastings actions under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation and appointing a lead plaintiff (not one of the plaintiffs who filed the original complaints). The lead plaintiff has until April 6, 2012 to file a consolidated amended complaint. Defendants will then respond to the consolidated amended complaint, including filing a motion to dismiss for failure to state a claim under the U.S. securities laws, if they deem it appropriate. Eberhard Scherkus, one of the three executives employed by Agnico-Eagle at the time the case was filed and named as a defendant in the lawsuits, resigned as a director and officer of the company effective February 15, 2012.

  On March 8, 2012, a Notice of Action was issued by AF A Livforsakringsaktiebolag, AF A Sjukforsakringsaktiebolag, AF A Trygg Hetsforsakrfngsaktiebolag, Kollektiv a Vtalsstfftelsen Trygghetsfonden TSL, and William Leslie against the Company and certain of its current and former officers and directors. The Notice alleges, among other things, that the Company failed to disclose the specific risks regarding ongoing water inflow at the Goldex mine. The Notice was issued by the plaintiffs as a proposed class action on behalf of all persons who acquired securities of the Company during the period March 26, 2010 to October 19, 2011. The plaintiffs seek to certify the action as a class action and seek damages of $250 million.

214            AGNICO-EAGLE MINES LIMITED

ITEM 19   EXHIBITS

Exhibits and Exhibit Index.    The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

EXHIBIT INDEX

Exhibit No.	Description

1.01	Articles of Amalgamation of the Company.	*

1.02	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K (File No. 001-13422) furnished to the SEC on March 28, 2008).	*

4.01	Amended and Restated Credit Agreement, dated as of August 4, 2011, between the Company, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia.	*

4.02	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333-152004), filed with the SEC on August 19, 2008).**	*

4.03	Amended and Restated Incentive Share Purchase Plan (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 (File No. 333-152004) filed with the SEC on August 19, 2008).**	*

4.04	Warrant Indenture, dated as of April 4, 2009, between the Company and Computershare Trust Company of Canada (incorporated by reference to Exhibit 4.05 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2009, filed with the SEC on March 26, 2010).	*

4.05	Note Purchase Agreement, dated as of April 7, 2010, between the Company and the purchasers party thereto (incorporated by reference to Exhibit 4.05 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2010, filed with the SEC on March 28, 2011).	*

8.01	List of subsidiaries of the Company.	*

11.01	Code of Ethics (incorporated by reference to Exhibit 2 to the Company's Form 6-K (File No. 001-13422) furnished to the SEC on December 21, 2005).	*

12.01	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code) (Sean Boyd).	*

12.02	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code) (Ammar Al-Joundi).	*

13.01	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).***	*

13.02	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Ammar Al-Joundi).***	*

15.01	Consent of Independent Registered Public Accounting Firm.	*

15.02	Audit Committee Charter (incorporated by reference to Exhibit 15.04 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2005 filed with the SEC on March 28, 2006).

15.03	Consent of Marc Legault

101	The following financial information from Agnico-Eagle Mines Limited's Comparative Audited Consolidated Financial Statements, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Statements of Income; (ii) the Consolidated Statements of Cash Flow; (iii) the Consolidated Balance Sheets; (iv) the Consolidated Statements of Shareholders' Equity; (v) the Consolidated Statements of Comprehensive Income; and (vi) the Notes to Consolidated Financial Statements, tagged as blocks of text.

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

2011 ANNUAL REPORT            215

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AGNICO-EAGLE MINES LIMITED
Toronto, Canada March 28, 2012
	By:	/s/ AMMAR AL-JOUNDI Ammar Al-Joundi Senior Vice-President, Finance and Chief Financial Officer

216            AGNICO-EAGLE MINES LIMITED