Form 20-F/A
period 2012-12-31
AGNICO EAGLE MINES LTD
filed 2013-04-02
CIK 2809

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(AMENDMENT NO. 1 TO FORM 20-F)

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

Item 17    ☐            Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes    ☐            No    ☒

i

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Agnico-Eagle Mines Limited (the "Company") for the year ended December 31, 2012, filed with the United States Securities and Exchange Commission on March 28, 2013 (the "Original Report"), is being filed solely for the purpose of amending Exhibit 15.01 to the Original Report.

Other than as expressly set out above, this Amendment No. 1 does not amend, update, restate or reproduce any other information or disclosure included in the Original Report or reflect any events that have occurred since the date of the Original Report.

1

ITEM 19   EXHIBITS

Exhibit No.	Description

1.01*	Articles of Amalgamation of the Company.

1.02*	By-Law No. 1 of the Company.

4.01	Second Amended and Restated Credit Agreement, dated as of August 4, 2011, between the Company, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia (incorporated by reference to Exhibit 4.01 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2011, filed with the SEC on March 29, 2012).

4.02*	Amendment No. 1 to the Second Amended and Restated Credit Agreement, dated as of July 20, 2012, between the Company, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia.

4.03*	Amended and Restated Stock Option Plan.

4.04*	Amended and Restated Incentive Share Purchase Plan.

4.05*	Restricted Share Unit Plan for Directors, Senior Executives and Employees of Agnico-Eagle Mines Limited, as amended.

4.06	Warrant Indenture, dated as of April 4, 2009, between the Company and Computershare Trust Company of Canada (incorporated by reference to Exhibit 4.05 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2009, filed with the SEC on March 26, 2010).

4.07	Note Purchase Agreement, dated as of April 7, 2010, between the Company and the purchasers party thereto (incorporated by reference to Exhibit 4.05 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2010, filed with the SEC on March 28, 2011).

4.08*	Note Purchase Agreement, dated as of July 24, 2012, between the Company and the purchasers party thereto.

4.09*	Credit Agreement, dated as of June 26, 2012, between the Company, the guarantors party thereto and the Bank of Nova Scotia relating to a C$150 million uncommitted letter of credit facility.

8.01*	List of subsidiaries of the Company.

11.01*	Code of Business Conduct and Ethics of the Company.

12.01**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code) (Sean Boyd).

12.02**	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code) (David Smith).

13.01*	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).

13.02*	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Smith).

15.01**	Consent of Independent Registered Public Accounting Firm.

15.02	Audit Committee Charter (incorporated by reference to Exhibit 15.04 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2005 filed with the SEC on March 28, 2006).

15.03*	Consent of Daniel Doucet.

101*	The following financial information from Agnico-Eagle Mines Limited's Comparative Audited Consolidated Financial Statements, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Statements of Income; (ii) the Consolidated Statements of Cash Flow; (iii) the Consolidated Balance Sheets; (iv) the Consolidated Statements of Shareholders' Equity; (v) the Consolidated Statements of Comprehensive Income; and (vi) the Notes to Consolidated Financial Statements, tagged as blocks of text.

*
Previously filed with the Original Report.

**
Filed herewith.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

AGNICO-EAGLE MINES LIMITED
Toronto, Canada April 2, 2013
	By:	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

3