Form 40-F
period 2014-12-31
AGNICO EAGLE MINES LTD
filed 2015-03-26
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
Commission file number: 1-13422

AGNICO EAGLE MINES LIMITED
(Exact name of Registrant as specified in its charter)

Ontario, Canada	1040	98-0357066
(Province of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7
(416) 947-1212
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

215,042,968 Common Shares as of December 31, 2014

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

Yes  ☒        No  ☐

 EXPLANATORY NOTE

        Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

  •
  the Company's outlook for 2015 and future periods;

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

  •
  estimates of mineral reserves, mineral resources, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

  •
  estimates of cash flow;

  •
  estimates of mine life;

  •
  anticipated timing of events with respect to the Company's minesites, mine development projects and exploration projects;

  •
  estimates of future costs and other liabilities for environmental remediation;

  •
  statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company; and

  •
  other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of the Company upon which the forward-looking statements in the Form 40-F are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out elsewhere in the Form 40-F as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines and mine development projects proceed on a basis consistent with current expectations, and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in the Form 40-F; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's current expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico Eagle.

        The forward-looking statements in the Form 40-F reflect the Company's views as at the date hereof and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out under "Risk Factors" on page 85 of the Company's annual information form for the year ended December 31, 2014, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the "AIF"). Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This Form 40-F contains information regarding estimated total cash costs per ounce, all-in sustaining costs and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

CURRENCY

        Agnico Eagle presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 40-F are stated in United States dollars ("U.S. dollars", "$" or "US$"), except where otherwise indicated. On March 12, 2015, the noon exchange rate (as reported by the Bank of Canada) of United States dollars into Canadian dollars ("C$") was US$1.00 equals C$1.2691.

NOTE TO INVESTORS CONCERNING ESTIMATES OF
MINERAL RESERVES AND MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in this Form 40-F have been prepared in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

        The mineral reserve and mineral resource data presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

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

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

        The Form 40-F uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        The Form 40-F presents certain measures, including "total cash costs per ounce", "all-in sustaining costs" and "minesite costs per tonne", that are not recognized measures under International Financial Reporting Standards ("IFRS"). This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see the management's discussion and analysis for the period ended December 31, 2014, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the "Annual MD&A"). The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This Form 40-F also contains information as to estimated future total cash costs per ounce, all-in sustaining costs and minesite costs per tonne. The estimates of total cash costs per ounce, all-in sustaining costs and minesite costs per tonne are based upon the total cash costs per ounce, all-in sustaining costs and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

DISCLOSURE CONTROLS AND PROCEDURES

        The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2014 pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

        Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, the Company's disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014. In making this assessment, the Company's management used the criteria set out by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework issued in 2013. Based upon its assessment, management concluded that, as of December 31, 2014, the Company's internal control over financial reporting was effective.

        On June 16, 2014, Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of the issued and outstanding shares of Osisko Mining Corporation ("Osisko") by way of a court-approved plan of arrangement (the "Arrangement") under the Canada Business Corporations Act. Under the Arrangement, Agnico Eagle and Yamana each indirectly acquired 50.0% of Osisko's issued and outstanding shares. Management has not evaluated the internal controls of Canadian Malartic Corporation (the successor to Osisko) in accordance with Question 3 of the Securities and Exchange Commission's Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions. As a result, management's evaluation of the Company's internal control over financial reporting did not include an evaluation of the internal controls of Canadian Malartic Corporation and management's conclusion regarding the effectiveness of the Company's internal control over financial reporting does not extend to the internal controls of Canadian Malartic Corporation.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2014 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its attestation report on page 2 of the Company's Annual Audited Consolidated Financial Statements, which are filed as Exhibit 99.2 to this Form 40-F and incorporated by reference herein (the "Annual Financial Statements").

        The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

        Ernst & Young LLP's attestation report on management's assessment of the Company's internal control over financial reporting is found on page 2 of the Annual Financial Statements.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Board has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Dr. Leanne Baker (Chair), Mr. Bernard Kraft, Mr. Mel Leiderman and Dr. Sean Riley, as described under "Audit Committee — Composition of the Audit Committee" on page 103 of the AIF.

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

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Ernst & Young LLP served as the Company's independent public accountant for each of the fiscal years in the two-year period ended December 31, 2014. For a description of the total amount billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see "Audit Committee — External Auditor Service Fees" on page 104 of the AIF.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        For a description of the pre-approval policies and procedures of the Company's Audit Committee, see "Audit Committee — Pre-Approval Policies and Procedures" on page 104 of the AIF. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

OFF-BALANCE SHEET ARRANGEMENTS

        Not applicable.

CONTRACTUAL OBLIGATIONS

        For tabular disclosure of the Company's contractual obligations, see page 19 of the Annual MD&A under the heading "Liquidity and Capital Resources".

MINE SAFETY DISCLOSURE

        Not applicable.

CORPORATE GOVERNANCE

        The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (the "TSX"), the Canadian securities regulatory authorities, the New York Stock Exchange (the "NYSE") and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a U.S. corporation, the Company's governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph.

 UNDERTAKING

        Agnico Eagle undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

        Concurrently with the filing of this Form 40-F, the Company is filing a Form F-X with the SEC.

        Any change to the name or address of the Company's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

INCORPORATION BY REFERENCE

        This Form 40-F, which includes the exhibits filed herewith (other than the section of the AIF entitled "Ratings"), is incorporated by reference into the Company's Registration Statements on Form F-3D (registration no. 333-190888) and Form S-8 (registration nos. 333-130339 and 333-152004). Each of the AIF (other than the section entitled "Ratings"), the Annual Financial Statements and the Annual MD&A is incorporated by reference as an exhibit to the Company's Registration Statement on Form F-10 (registration no. 333-189715).

 EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2014.
99.2

Annual Audited Consolidated Financial Statements of the Company, including the notes thereto, as at December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014, together with the auditors' report thereon and the auditors' report on internal control over financial reporting.

99.3	Management's Discussion and Analysis for the year ended December 31, 2014.
99.4	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of the Chief Executive Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of the Chief Financial Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Independent Registered Public Accounting Firm.
99.9	Consent of Daniel Doucet.
99.10	Consent of Donald Gervais.
99.11	Consent of Louise Grondin.
99.12	Consent of Tim Haldane.
99.13	Consent of Paul Cousin.
99.14	Consent of Christian Provencher.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Toronto, Canada March 25, 2015	AGNICO EAGLE MINES LIMITED
	By:	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

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