Form 40-F
period 2016-12-31
AGNICO EAGLE MINES LTD
filed 2017-03-27
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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

225,465,654 Common Shares as of December 31, 2016

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

  •
  the Company's outlook for 2017 and future periods;

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

  •
  statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

  •
  estimates of mineral reserves, mineral resources, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

  •
  estimates of cash flow;

  •
  estimates of mine life;

  •
  anticipated timing of events at the Company's mines, mine development projects and exploration projects;

  •
  estimates of future costs and other liabilities for environmental remediation;

  •
  statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company; and

  •
  other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this Form 40-F are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out elsewhere in this Form 40-F as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines, mine development projects and exploration projects proceed on a basis consistent with expectations, and that

Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this Form 40-F; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

        The forward-looking statements in the Form 40-F reflect the Company's views as at the date hereof and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out under "Risk Factors" on page 89 of the Company's annual information form for the year ended December 31, 2016, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the "AIF"). Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This Form 40-F contains information regarding anticipated total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

CURRENCY

        Agnico Eagle presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 40-F are stated in United States dollars ("U.S. dollars", "$" or "US$"), except where otherwise indicated. On March 22, 2017, the noon exchange rate (as reported by the Bank of Canada) of United States dollars into Canadian dollars ("C$") was US$1.00 equals C$1.3347.

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

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        The Form 40-F presents certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce" "minesite costs per tonne" and "net debt", that are not recognized measures under International Financial Reporting Standards ("IFRS"). These measures may not be comparable to measures presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, and for an explanation of how management uses these measures, please see the Company's management's discussion and analysis for the year ended December 31, 2016, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the "Annual MD&A"). The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, these non-IFRS measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This Form 40-F also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates of total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its projects and, consistent with the reconciliation provided, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-IFRS financial measures to the most comparable IFRS measure.

DISCLOSURE CONTROLS AND PROCEDURES

        The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2016 pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

        Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, the Company's disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016. In making this assessment, the Company's management used the criteria set out by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2016, the Company's internal control over financial reporting was effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2016 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its attestation report on page 2 of the Company's Annual Audited Consolidated Financial Statements, which are filed as Exhibit 99.2 to this Form 40-F and incorporated by reference herein (the "Annual Financial Statements").

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

        For a discussion of changes in the Company's internal control over financial reporting that occurred during the period covered by this Form 40-F that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting please see page 30 of the Annual MD&A under the heading "Controls Evaluation".

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Board has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Dr. Leanne Baker (Chair), Mr. Mel Leiderman, Dr. Sean Riley and Mr. Jamie Sokalsky, as described under "Audit Committee — Composition of the Audit Committee" on page 107 of the AIF.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that the Company shall have at least one "audit committee financial expert" (as defined in paragraph (8) of General Instruction B to Form 40-F) and that Mr. Leiderman and Mr. Sokalsky are the Company's "audit committee financial experts" serving on the Audit Committee of the Board. Each of the Audit Committee financial experts is "independent" under applicable listing standards.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Ernst & Young LLP served as the Company's independent public accountant for each of the fiscal years in the two-year period ended December 31, 2016. For a description of the total amount billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see "Audit Committee — External Auditor Service Fees" on page 108 of the AIF. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

 AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        For a description of the pre-approval policies and procedures of the Company's Audit Committee, see "Audit Committee — Pre-Approval Policies and Procedures" on page 107 of the AIF.

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

OFF-BALANCE SHEET ARRANGEMENTS

        Not applicable.

CONTRACTUAL OBLIGATIONS

        For tabular disclosure of the Company's contractual obligations, see page 15 of the Annual MD&A under the heading "Liquidity and Capital Resources — Contractual Obligations".

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

 INCORPORATION BY REFERENCE

        This Form 40-F, which includes the exhibits filed herewith (other than the section of the AIF entitled "Ratings"), is incorporated by reference into the Company's Registration Statements on Form F-3D (registration no. 333-215096) and Form S-8 (registration nos. 333-130339 and 333-152004). Each of the AIF (other than the section entitled "Ratings"), the Annual Financial Statements and the Annual MD&A is incorporated by reference as an exhibit to the Company's Registration Statement on Form F-10 (registration no. 333-206498).

 EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2016.
99.2

Annual Audited Consolidated Financial Statements of the Company, including the notes thereto, as at December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, together with the auditors' report thereon and the auditors' report on internal control over financial reporting.

99.3	Management's Discussion and Analysis for the year ended December 31, 2016.
99.4	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of the Chief Executive Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of the Chief Financial Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Independent Registered Public Accounting Firm.
99.9	Consent of Daniel Doucet.
99.10	Consent of Donald Gervais.
99.11	Consent of Sylvie Lampron.
99.12	Consent of Guy Gosselin.
99.13	Consent of Louise Grondin.
99.14	Consent of Carol Plummer.
99.15	Consent of Paul Cousin.
99.16	Consent of Francis Brunet.
99.17	Consent of Dominique Girard.
99.18	Consent of Christian Provencher.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Toronto, Canada March 27, 2017	AGNICO EAGLE MINES LIMITED
	by	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

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