Form 40-F/A
period 2017-12-31
AGNICO EAGLE MINES LTD
filed 2018-03-29
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
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

 EXPLANATORY NOTE

        On March 23, 2018, Agnico Eagle Mines Limited (the "Company") filed its annual report on Form 40-F for the fiscal year ended December 31, 2017 (the "Annual Report"). Subsequent to filing the Annual Report, the Company noted that its Annual Information Form, which was filed as Exhibit 99.1 to the Annual Report, was incorrectly dated. A corrected version of Exhibit 99.1, together with certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and certain expert consents, is filed herewith. No other portions of the Annual Report are being amended

INCORPORATION BY REFERENCE

        This Form 40-F/A, which includes the exhibits filed herewith (other than the section of the AIF entitled "Ratings"), is incorporated by reference into the Company's Registration Statements on Form F-3D (registration no. 333-215096) and Form S-8 (registration nos. 333-130339 and 333-152004). Each of the AIF (other than the section entitled "Ratings"), the Annual Financial Statements and the Annual MD&A is incorporated by reference as an exhibit to the Company's Registration Statement on Form F-10 (registration no. 333-221636).

 EXHIBIT INDEX

Exhibit	Description
99.1**	Annual Information Form of the Company for the year ended December 31, 2017.
99.2*

Annual Audited Consolidated Financial Statements of the Company, including the notes thereto, as at December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017, together with the auditors' report thereon and the auditors' report on internal control over financial reporting.

99.3*	Management's Discussion and Analysis for the year ended December 31, 2017.
99.4**	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) , pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5**	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) , pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6**	Certification of the Chief Executive Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7**	Certification of the Chief Financial Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8*	Consent of Independent Registered Public Accounting Firm.
99.9**	Consent of Daniel Doucet.
99.10**	Consent of Donald Gervais.
99.11**	Consent of Sylvie Lampron.
99.12**	Consent of Guy Gosselin.
99.13**	Consent of Louise Grondin.
99.14**	Consent of Marc Legault.
99.15**	Consent of Paul Cousin.
99.16**	Consent of Francis Brunet.
99.17**	Consent of Dominique Girard.
99.18**	Consent of Christian Provencher.

*
Previously filed

**
Filed herewith

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AGNICO EAGLE MINES LIMITED
Toronto, Canada March 29, 2018
	by	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

QuickLinks

EXPLANATORY NOTE
INCORPORATION BY REFERENCE
EXHIBIT INDEX
SIGNATURES