Form 40-F
period 2018-12-31
AGNICO EAGLE MINES LTD
filed 2019-03-26
CIK 2809

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2018
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

234,458,597 Common Shares as of December 31, 2018

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

FORWARD-LOOKING INFORMATION

        This Annual Report on Form 40-F and the exhibits attached hereto (the "Form 40-F") contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this Form 40-F include, but are not limited to, the following:

  •
  the Company's outlook for 2019 and future periods;

  •
  statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;

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

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this Form 40-F are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out elsewhere in this Form 40-F as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, European Union euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this Form 40-F; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

        The forward-looking statements in the Form 40-F reflect the Company's views as at the date hereof and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out under "Risk Factors" on page 90 of the Company's annual information form for the year ended December 31, 2018, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the "AIF"). Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This Form 40-F contains information regarding anticipated total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

CURRENCY

        Agnico Eagle presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 40-F are stated in United States dollars ("U.S. dollars", "$" or "US$"), except where otherwise indicated. On March 22, 2019, the exchange rate (based on the daily average exchange rate as reported by the Bank of Canada) for U.S. dollars into Canadian dollars ("C$") was US$1.00 equals C$1.3411.

NOTE TO INVESTORS CONCERNING ESTIMATES OF
MINERAL RESERVES AND MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in this Form 40-F have been prepared in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by SEC staff ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally extracted or produced at the time the reserve determination is made. Guide 7 does not recognize measures of "mineral resource". However, in October 2018, the SEC approved final rules requiring comprehensive and detailed disclosure requirements for issuers with material mining operations. The new SEC rules will replace Guide 7 and are intended to align the SEC's disclosure requirements more closely with NI 43-101. Under the new SEC rules, SEC registrants will be permitted to disclose "mineral resources" even though they reflect a lower level of certainty than mineral reserves.

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

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

        The Form 40-F uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while those terms are recognized and required by Canadian regulations, Guide 7 does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

        The Form 40-F uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, Guide 7 does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        The Form 40-F presents certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce" and "minesite costs per tonne", that are not recognized measures under International Financial Reporting Standards ("IFRS"). These measures may not be comparable to measures presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, and for an explanation of how management uses these measures, please see the Company's management's discussion and analysis for the year ended December 31, 2018, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the "Annual MD&A"). The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, these non-IFRS measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This Form 40-F also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates of total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its projects and, consistent with the reconciliation provided, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-IFRS financial measures to the most comparable IFRS measure.

DISCLOSURE CONTROLS AND PROCEDURES

        The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2018 pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

        Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, the Company's disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2018. In making this assessment, the Company's management used the criteria set out by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2018, the Company's internal control over financial reporting was effective.

        Ernst & Young LLP, an independent registered public accounting firm, has audited the Company's Annual Audited Consolidated Financial Statements, which are filed as Exhibit 99.2 to this Form 40-F and incorporated by reference herein (the "Annual Financial Statements"), and has included its attestation report on management's assessment of the Corporation's internal control over financial reporting, which is found on page 3 of the Annual Financial Statements.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

        Ernst & Young LLP's attestation report on management's assessment of the Company's internal control over financial reporting is found on page 3 of the Annual Financial Statements.

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

        During the year ended December 31, 2018, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Board has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Dr. Leanne Baker (Chair), Mr. Mel Leiderman and Mr. Jamie Sokalsky, as described under "Audit Committee — Composition of the Audit Committee" on page 110 of the AIF.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that the Company has at least one "audit committee financial expert" (as defined in paragraph (8) of General Instruction B to Form 40-F) and that each of Mr. Leiderman and Mr. Sokalsky is an "audit committee financial expert" serving on the Audit Committee of the Board. Each of the Audit Committee financial experts is "independent" under applicable listing standards.

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Ernst & Young LLP served as the Company's independent public accountant for each of the fiscal years in the two-year period ended December 31, 2018. For a description of the total amount billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see "Audit Committee — External Auditor Service Fees" on page 111 of the AIF. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

        For a description of the pre-approval policies and procedures of the Company's Audit Committee, see "Audit Committee — Pre-Approval Policies and Procedures" on page 110 of the AIF.

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

        During the year ended December 31, 2018, the Company has not granted a waiver from a provision of its code of ethics to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller, or persons performing similar functions.

NOTICES PURSUANT TO REGULATION BTR

        The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2018, concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

OFF-BALANCE SHEET ARRANGEMENTS

        The Company does not have any off-balance sheet arrangements (as defined in paragraph (11) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

        For tabular disclosure of the Company's contractual obligations, see page 22 of the Annual MD&A under the heading "Liquidity and Capital Resources — Contractual Obligations".

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

        In accordance with Section 13(r) of the Exchange Act, the Company is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Company nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2018.

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

 EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2018.
99.2

Annual Audited Consolidated Financial Statements of the Company, including the notes thereto, as at December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, together with the auditors' report thereon and the auditors' report on internal control over financial reporting.

99.3	Management's Discussion and Analysis for the year ended December 31, 2018.
99.4	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of the Chief Executive Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of the Chief Financial Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of Independent Registered Public Accounting Firm.
99.9	Consent of Daniel Doucet.
99.10	Consent of Sylvie Lampron.
99.11	Consent of Pascal Lehouiller.
99.12	Consent of Guy Gosselin.
99.13	Consent of Louise Grondin.
99.14	Consent of Marc Legault.
99.15	Consent of Paul Cousin.
99.16	Consent of Francis Brunet.
99.17	Consent of Dominique Girard.
99.18	Consent of Christian Provencher.
101.INS	XBRL INSTANCE
101.SCH	XBRL SCHEMA
101.CAL	XBRL CALCULATION
101.DEF	XBRL DEFINITION
101.LAB	XBRL LABEL
101.PRE	XBRL PRESENTATION

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Toronto, Canada March 26, 2019	AGNICO EAGLE MINES LIMITED
	by	/s/ DAVID SMITH David Smith Senior Vice-President, Finance and Chief Financial Officer

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
IDENTIFICATION OF THE AUDIT COMMITTEE
AUDIT COMMITTEE FINANCIAL EXPERT
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
CODE OF ETHICS
NOTICES PURSUANT TO REGULATION BTR
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
MINE SAFETY DISCLOSURE
CORPORATE GOVERNANCE
DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
INCORPORATION BY REFERENCE
EXHIBIT INDEX
SIGNATURES