Form 40-F
period 2022-12-31
AGNICO EAGLE MINES LTD
filed 2023-03-27
CIK 2809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

◻ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
⌧ ANNUAL REPORT PURSUANT TO SECTION 13 (a) OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2022
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

456,465,296 Common Shares as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

EXPLANATORY NOTE

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 40-F and the exhibits attached hereto (this “Form 40-F”) contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this Form 40-F include, but are not limited to, the following:

●	the Company’s outlook for 2023 and future periods;
●	statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;
●	anticipated levels or trends for prices of gold and by product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;
●	estimates of future mineral production and sales;
●	estimates of future costs, including mining costs, total cash costs per ounce, all in sustaining costs per ounce, minesite costs per tonne and other costs;
●	estimates of future capital expenditures, exploration expenditures, development expenditures and other cash needs, and expectations as to the funding thereof;
●	statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect thereto;
●	estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;
●	estimates of cash flow;
●	estimates of mine life;
●	anticipated timing of events at the Company’s mines, mine development projects and exploration projects;
●	estimates of future costs and other liabilities for environmental remediation;
●	statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact thereof on the Company;
●	other anticipated trends with respect to the Company’s capital resources and results of operations; and
●	statements regarding the transition to "pillarless" mining at the LaRonde mine to manage seismicity risks, including its success in reducing stress levels on the secondary stopes and reducing the effect of seismicity, and its impact on production and mine plan;
●	statements regarding the expected closing of the Yamana Transaction (as defined below) and the joint venture with Teck Resources Limited for the San Nicolás copper-zinc development

●	statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s operations and business.

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

The forward-looking statements in this Form 40-F reflect the Company’s views as at the date hereof and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out under “Risk Factors” on page 78 of the Company’s annual information form for the year ended December 31, 2022, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the “AIF”). Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. This Form 40-F contains information regarding anticipated total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and operating margin in respect of the Company or at certain of the Company’s mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

CURRENCY

Agnico Eagle presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 40-F are stated in United States dollars (“U.S. dollars”, “$” or “US$”), except where otherwise indicated. On March 21, 2023, the exchange rate (based on the daily average exchange rate as reported by the Bank of Canada) for U.S. dollars into Canadian dollars (“C$”) was US$1.00 equals C$1.3706.

NOTES TO INVESTORS REGARDING THE USE OF MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this Form 40-F have been prepared in accordance with the Canadian Security Administrators’ (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Effective February 25, 2019, the SEC’s disclosure requirements and policies for mining properties are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the MJDS, such as Agnico Eagle, may still use NI 43-101 rather than the SEC’s disclosure requirements when using the SEC’s MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this Form 40-F are or will be economically or legally mineable.

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

The mineral reserve and mineral resource data contained or incorporated by reference herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See “Mineral Reserves and Mineral Resources” in the AIF for additional information.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This Form 40-F presents certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “realized prices”, “sustaining capital expenditures”, “development capital expenditures” and “operating margin” that are not standardized measures under International Financial Reporting Standards (“IFRS”). These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, and for an explanation of how management uses these measures and why management believes them to be useful to investors, please see the Company’s management’s discussion and analysis for the year ended December 31, 2022, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the “Annual MD&A”). The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, these non-IFRS measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This Form 40-F also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates of total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-IFRS financial measures to the most comparable IFRS measure.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2022 pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, the Company’s management used the criteria set out by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based upon its assessment, management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was effective.

General guidance from the SEC staff provides that if a registrant consummates a material purchase business combination during its fiscal year and it is not possible to conduct an assessment of the acquired business's internal control over financial reporting in the period between the consummation date and the date of management’s assessment, management may exclude the acquired business from management’s report on internal control over financial reporting. Additionally, CSA’s National Instrument 52-109 (“NI 52-109”) provides an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of internal controls over financial reporting. The Company completed its acquisition of Kirkland Lake Gold Ltd. (“Kirkland”) during the year ended December 31, 2022. The financial information for this acquisition is included in Note 5 to the Company’s Annual Audited Consolidated Financial Statements, which are filed as Exhibit 99.2 to this Form 40-F and incorporated by reference herein (the “Annual Financial Statements”). In accordance with the SEC staff guidance and NI 52-109, the Company's management excluded Kirkland from management's report on internal control over financial reporting as of December 31, 2022. Kirkland assets constituted 60 percent of total assets of the Company as of December 31, 2022, and 38 percent and 81 percent of the Company's total revenues and net income, respectively, for the year then ended.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Annual Financial Statements and has included its attestation report on management’s assessment of the Company’s internal control over financial reporting, which is found on page 6 of the Annual Financial Statements.

The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP’s attestation report on management’s assessment of the Company’s internal control over financial reporting is found on page 6 of the Annual Financial Statements.

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

During the year ended December 31, 2022, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Mr. Jeffrey Parr (Chair), Mr. J. Merfyn Roberts and Mr. Jamie Sokalsky, as described under “Audit Committee — Composition of the Audit Committee” on page 103 of the AIF.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP, Toronto, Canada, PCAOB ID No. 1263, served as the Company’s independent public accountant for each of the fiscal years in the two-year period ended December 31, 2022. For a description of the total amount billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee — External Auditor Service Fees” on page 103 of the AIF. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

During the fiscal year ended December 31, 2022, the Company has not amended its code of ethics and has not granted a waiver, or any implicit waiver, from a provision of its code of ethics to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller, or persons performing similar functions.

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

CONTRACTUAL OBLIGATIONS

For tabular disclosure of the Company’s contractual obligations, see page 24 of the Annual MD&A under the heading “Liquidity and Capital Resources — Contractual Obligations”.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Company is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Company nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2022.

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

INCORPORATION BY REFERENCE

This Form 40-F, which includes the exhibits filed herewith (other than the section of the AIF entitled “Ratings”), is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-249203) and Form S-8 (File Nos. 333-130339 and 333-152004).

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2022
99.2

Annual Audited Consolidated Financial Statements of the Company, including the notes thereto, as at December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022, together with the auditors’ report thereon and the auditors’ report on internal control over financial reporting

99.3	Management’s Discussion and Analysis for the year ended December 31, 2022
99.4	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Executive Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Ernst & Young LLP
99.9	Consent of Dyane Duquette
99.10	Consent of Sylvie Lampron
99.11	Consent of Pascal Lehouiller
99.12	Consent of Guy Gosselin
99.13	Consent of Carol Plummer
99.14	Consent of Paul Cousin
99.15	Consent of Dominique Girard
99.16	Consent of Daniel Pare
99.17	Consent of Natasha Vaz
99.18	Consent of Patrick Fiset
99.19	Consent of Pierre-Olivier Richard
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Toronto, Canada	AGNICO EAGLE MINES LIMITED
March 27, 2023
	by	/s/ David Smith

David Smith
Executive Vice-President, Finance and
Chief Financial Officer