Form 40-F
period 2023-12-31
AGNICO EAGLE MINES LTD
filed 2024-03-25
CIK 2809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

◻ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
⌧ ANNUAL REPORT PURSUANT TO SECTION 13 (a) OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2023
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

497,299,441 Common Shares as of December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

EXPLANATORY NOTE

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 40-F and the exhibits attached hereto (this “Form 40-F”) contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this Form 40-F include, but are not limited to, the following:

●	the Company’s outlook for 2024 and future periods, including estimates of metal production, ore grades, ore tonnage, recovery rates, project timelines, drilling results, life of mine, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows;
●	statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;
●	anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;
●	estimates of future capital expenditures, exploration expenditures, development expenditures and other cash needs, and expectations as to the funding thereof;
●	estimated timing and conclusions of studies, analyses and evaluations undertaken by the Company or others;
●	statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect thereto;
●	estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;
●	anticipated timing of events at the Company’s mines, mine development projects and exploration projects;
●	methods by which ore will be extracted or processed;
●	estimates of future costs and other liabilities for environmental remediation;
●	statements concerning expansion projects, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;
●	statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its current or proposed operations and the anticipated timing thereof;
●	statements regarding the sufficiency of the Company's cash resources;
●	statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact thereof on the Company;
●	other anticipated trends with respect to the Company’s capital resources and results of operations; and
●	statements regarding the impact of pandemics and other health emergencies, and measures taken to reduce the spread of such pandemics or other health emergencies on the Company’s future operations and business.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this Form 40-F are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this Form 40-F as well as: that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, pandemics, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Australian dollar, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this Form 40-F and the Company’s management discussion and analysis for the year ended December 31, 2023 (the “Annual MD&A”); that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle; and that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that measures taken in connection with pandemics or other health emergencies do not affect productivity; that measures taken relating to, or other effects of a pandemic or other health emergency do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.

The forward-looking statements in this Form 40-F reflect the Company’s views as at the date hereof and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out under “Risk Factors” on page 74 of the Company’s annual information form for the year ended December 31, 2023, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the “AIF”).  Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. This Form 40-F contains information regarding anticipated total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne sustaining capital expenditures and development capital expenditures and operating margin in respect of the Company or at certain of the Company’s mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

CURRENCY

Agnico Eagle presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 40-F are stated in United States dollars (“U.S. dollars”, “$” or “US$”), except where otherwise indicated. On March 18, 2024, the exchange rate (based on the daily average exchange rate as reported by the Bank of Canada) for U.S. dollars into Canadian dollars (“C$”) was US$1.00 equals C$1.3541.

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

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists, or is or will ever be economically or legally mineable.

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

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This Form 40-F presents certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “realized prices”, “sustaining capital expenditures”, “development capital expenditures” and “operating margin” that are not standardized measures under International Financial Reporting Standards (“IFRS”). These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, and for an explanation of how management uses these measures and why management believes them to be useful to investors, please see the Company’s management’s discussion and analysis for the year ended December 31, 2023, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the “Annual MD&A”). The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, these non-IFRS measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This Form 40-F also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates of total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-IFRS financial measures to the most comparable IFRS measure.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023 pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, the Company’s management used the criteria set out by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based upon its assessment, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Annual Financial Statements and has included its attestation report on management’s assessment of the Company’s internal control over financial reporting, which is found on page 2 of the Annual Financial Statements.

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

During the year ended December 31, 2023, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Mr. Jeffrey Parr (Chair), Mr. J. Merfyn Roberts and Mr. Jamie Sokalsky, as described under “Audit Committee — Composition of the Audit Committee” on page 99 of the AIF.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP, Toronto, Canada, PCAOB ID No. 1263, served as the Company’s independent public accountant for each of the fiscal years in the two-year period ended December 31, 2023. For a description of the total amount billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee — External Auditor Service Fees” on page 100 of the AIF. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of the pre-approval policies and procedures of the Company’s Audit Committee, see “Audit Committee — Pre-Approval Policies and Procedures” on page 100 of the AIF.

CODE OF ETHICS

The Company has a “code of ethics” (as defined in paragraph (9) of General Instruction B to Form 40-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. The Company’s Code of Business Conduct and Ethics is available on the Company’s website at www.agnicoeagle.com or, without charge, upon request from the Corporate Secretary, Agnico Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone 416-947-1212).

On July 26, 2023, the Company’s Code of Business Conduct and Ethics was amended with effect from July 26, 2023 to add (i) an addendum concerning conflicts of interests and transparency, (ii) a summary section to the Company’s Code of Business Conduct and Ethics and (iii) references to the Company’s workplace violence, harassment and discrimination policy. In addition to these changes, certain technical, administrative and other non-substantive amendments were made to the Company’s Code of Business Conduct and Ethics. An amended version of the Company’s Code of Business Conduct and Ethics, which reflects the revisions described above, is filed as Exhibit 99.14 to this Form 40-F.

Except as described above, during the fiscal year ended December 31, 2023 there have not been any amendments to, or waivers of, including implicit waivers of, any provision of the Company’s Code of Business Conduct and Ethics which is applicable to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F.

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

CONTRACTUAL OBLIGATIONS

For tabular disclosure of the Company’s contractual obligations, see page 27 of the Annual MD&A under the heading “Liquidity and Capital Resources — Contractual Obligations”.

MINE SAFETY DISCLOSURE

Not applicable.

CORPORATE GOVERNANCE

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (the ”TSX”), the Canadian securities regulatory authorities, the New York Stock Exchange (the ”NYSE”) and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a U.S. corporation, the Company’s governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy, most recently amended effective July 26, 2023 (referred to as the “Executive Compensation Clawback Policy”) as required by NYSE listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Executive Compensation Clawback Policy is filed as Exhibit 97 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Form 40-F), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Executive Compensation Clawback Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Executive Compensation Clawback Policy to a prior restatement.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Company is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Company nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2023.

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

INCORPORATION BY REFERENCE

This Form 40-F, which includes the exhibits filed herewith (other than the section of the AIF entitled “Ratings”), is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-271854) and Form S-8 (File Nos. 333-130339 and 333-152004).

EXHIBIT INDEX

Exhibit	Description
97	Executive Compensation Clawback Policy, July 26, 2023
99.1	Annual Information Form of the Company for the year ended December 31, 2023
99.2

Annual Audited Consolidated Financial Statements of the Company, including the notes thereto, as at December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023, together with the auditors’ report thereon and the auditors’ report on internal control over financial reporting

99.3	Management’s Discussion and Analysis for the year ended December 31, 2023
99.4	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Executive Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Ernst & Young LLP
99.9	Consent of Dyane Duquette
99.10	Consent of Guy Gosselin
99.11	Consent of Carol Plummer
99.12	Consent of Dominique Girard
99.13	Consent of Natasha Vaz
99.14	Code of Business Conduct and Ethics, July 26, 2023
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Toronto, Canada	AGNICO EAGLE MINES LIMITED
March 22, 2024
	by	/s/ Jamie Porter

Jamie Porter
Executive Vice-President, Finance and
Chief Financial Officer