Form 40-F
period 2025-12-31
AGNICO EAGLE MINES LTD
filed 2026-03-19
CIK 2809

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 (a) OR 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

For the fiscal year ended December 31, 2025

Commission file number: 001-13422

AGNICO EAGLE MINES LIMITED

(Exact name of Registrant as specified in its charter)

Ontario, Canada	1040	98-0357066
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

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

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act:

Common Shares, without par value	AEM	New York Stock Exchange
(Title of each class)	(Trading Symbol(s))	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form                                             ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

500,046,600 Common Shares as of December 31, 2025

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

The Holding Foreign Insiders Accountable Act (the “HFIA Act”), enacted on December 18, 2025, amended Section 16(a) of the Exchange Act to require directors and officers of foreign private issuers to comply with the insider reporting rules under Section 16(a) of the Exchange Act effective from March 18, 2026, subject to any exemptions issued by United States Securities and Exchange Commission (the “SEC”) pursuant to Section 16(a)(5) of the Exchange Act (as added by the HFIA Act). By order of the SEC dated March 5, 2026, directors and officers of the Company are exempt from the reporting requirements under Section 16(a) of the Exchange Act and the rules related to that provision because (i) the Company is incorporated or organized in Ontario, Canada, which is a “qualifying jurisdiction” under such order, (ii) directors and officers of the Company (A) are subject to the insider reporting requirements of Canada’s National Instrument 55-104 – Insider Reporting Requirements and Exemptions (supported by National Instrument 55-102 – System for Electronic Disclosure by Insiders (SEDI) and companion policies) (“NI 55-104”), which is a “qualifying regulation” under such order, and (B) are required to report their transactions in the Company’s securities as set forth under NI 55-104, and (iii) any report filed pursuant to NI 55-104 is made available in English to the general public within no more than two business days of its public posting.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 40-F and the exhibits attached hereto (this “Form 40-F”) contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “achieve”, “aim”, “anticipate”, “believe”, “budget”, “commit”, “could”, “estimate”, “expect”, “forecast”, “future”, “guide”, “intend”, “likely”, “may”, “plan”, “potential”, “project”, “schedule”, “should”, “target”, “track”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this Form 40-F include, but are not limited to, the following:

●	the Company’s outlook for 2026 and future periods, including estimates of metal production, ore grades, ore tonnage, recovery rates, project timelines, drilling targets or results, life of mine, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, capital expenditures, exploration expenditures, other expenses, and cash flows;
●	the potential for additional gold production at the Company’s sites, including the Company’s target of one million ounces of gold per year at each of Detour Lake and Canadian Malartic, the “fill the mill” strategy at Canadian Malartic, including the potential for the second shaft at Odyssey and plans at Wasamac and Marben Alliance;
●	statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;
●	anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;
●	estimates of future capital expenditures, exploration expenditures, development expenditures and other cash needs, and expectations as to the funding thereof;
●	estimated timing and conclusions of studies, analyses and evaluations undertaken by the Company or others;
●	statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect thereto;
●	estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;
●	anticipated timing of events at the Company’s mines, mine development projects and exploration projects, including those relating to funding, construction and commissioning thereof;
●	methods by which ore will be extracted or processed;
●	estimates of future costs and other liabilities for environmental remediation;

●	statements with respect to greenhouse gas emission reduction plans and targets;
●	statements concerning expansion projects, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;
●	statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its current or proposed operations and the anticipated timing thereof;
●	statements regarding the sufficiency of the Company’s cash resources;
●	statements regarding anticipated and new legislation and regulations, including with respect to climate change, other environmental matters and estimates of the impact thereof on the Company; and
●	other anticipated trends with respect to the Company’s capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this Form 40-F are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this Form 40-F as well as: that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, environmental concerns, pandemics, mining or milling issues, political changes, title issues, community protests, including by Indigenous groups, information technology issues, or otherwise; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Australian dollar, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this Form 40-F and the Company’s management discussion and analysis for the year ended December 31, 2025 (the “Annual MD&A”); that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices and availability of key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle; and that governments, the Company or others do not take measures in response to pandemics or other health emergencies, or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business including obtaining necessary supplies and deliver them to its mine sites.

The forward-looking statements in this Form 40-F reflect the Company’s views as at the date hereof and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out under “Risk Factors” on page 61 of the Company’s annual information form for the year ended December 31, 2025, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the “AIF”). Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based. This Form 40-F contains information regarding anticipated total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, sustaining capital expenditures and development capital expenditures, sustaining capitalized exploration, development capital exploration, and operating margin in respect of the Company or at certain of the Company’s mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

CURRENCY

Agnico Eagle presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 40-F are stated in United States dollars (“U.S. dollars”, “$” or “US$”), except where otherwise indicated. On March 18, 2026, the exchange rate (based on the daily average exchange rate as reported by the Bank of Canada) for U.S. dollars into Canadian dollars (“C$”) was US$1.00 equals C$1.3706.

NOTES TO INVESTORS REGARDING THE USE OF MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this Form 40-F have been prepared in accordance with the Canadian Securities Administrators’ (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The SEC disclosure requirements and policies for mining properties were amended in 2019 to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the MJDS, such as Agnico Eagle, may still use NI 43-101 rather than the SEC’s disclosure requirements when using the SEC’s MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This Form 40-F presents certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “realized prices”, “sustaining capital expenditures”, “development capital expenditures”, “sustaining capitalized exploration”, “development capital exploration”, and “operating margin” that are not standardized measures under International Financial Reporting Standards (“IFRS”). These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, and for an explanation of how management uses these measures and why management believes them to be useful to investors, please see the Company’s management’s discussion and analysis for the year ended December 31, 2025, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the “Annual MD&A”). The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, these non-IFRS measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This Form 40-F also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates of total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-IFRS financial measures to the most comparable IFRS measure.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2025 pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, the Company’s management used the criteria set out by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based upon its assessment, management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.

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

During the year ended December 31, 2025, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Mr. Jeffrey Parr (Chair), Mr. J. Merfyn Roberts and Mr. Jamie Sokalsky, as described under “Audit Committee — Composition of the Audit Committee” on page 86 of the AIF.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP, Toronto, Canada, PCAOB ID No. 1263, served as the Company’s independent public accountant for each of the fiscal years in the two-year period ended December 31, 2025. For a description of the total amount billed to the Company by Ernst & Young LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee — External Auditor Service Fees” on page 86 of the AIF.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of the pre-approval policies and procedures of the Company’s Audit Committee, see “Audit Committee — Pre-Approval Policies and Procedures” on page 86 of the AIF.

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

During the fiscal year ended December 31, 2025 there have not been any amendments to, or waivers of, including implicit waivers of, any provision of the Company’s Code of Business Conduct and Ethics which is applicable to the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F.

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

CONTRACTUAL OBLIGATIONS

For tabular disclosure of the Company’s contractual obligations, see page 16 of the Annual MD&A under the heading “Liquidity and Capital Resources — Contractual Obligations”.

MINE SAFETY DISCLOSURE

Not applicable.

CORPORATE GOVERNANCE

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (the “TSX”), the Canadian securities regulatory authorities, the New York Stock Exchange (the “NYSE”) and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a U.S. corporation, the Company’s governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy, most recently amended effective July 26, 2023 (referred to as the “Executive Compensation Clawback Policy”) as required by NYSE listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Executive Compensation Clawback Policy is filed as Exhibit 97 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Form 40-F), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Executive Compensation Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Executive Compensation Clawback Policy to a prior restatement.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Company is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Company nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2025.

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

EXHIBIT INDEX

Exhibit	Description
97	Executive Compensation Clawback Policy, July 26, 2023
99.1	Annual Information Form of the Company for the year ended December 31, 2025
99.2

Annual Audited Consolidated Financial Statements of the Company, including the notes thereto, as at December 31, 2025 and 2024 and for each of the years in the two-year period ended December 31, 2025, together with the auditor’s report thereon and the auditor’s report on internal control over financial reporting

99.3	Management’s Discussion and Analysis for the year ended December 31, 2025
99.4	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Executive Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Ernst & Young LLP
99.9	Consent of Dyane Duquette
99.10	Consent of Guy Gosselin
99.11	Consent of Carol Plummer
99.12	Consent of Dominique Girard
99.13	Consent of Natasha Vaz
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Toronto, Canada	AGNICO EAGLE MINES LIMITED
March 19, 2026
	by	/s/ Jamie Porter

Jamie Porter
Executive Vice-President, Finance and
Chief Financial Officer

Dei:DocumentFiscalPeriodFocus	FY
dei:AmendmentFlag	false
Dei:Central Index Key	0000002809